Form 20-F
period 2020-12-31
Innate Pharma SA
filed 2021-04-27
CIK 1598599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission File Number 001-39084
Innate Pharma SA
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)
France
(Jurisdiction of incorporation or organization)
117, Avenue de Luminy
13009 Marseille France
(Address of principal executive offices)
Mondher Mahjoubi, M.D.
Chairman and Chief Executive Officer
Innate Pharma S.A.
117 Avenue de Luminy
13009 Marseille France
Tel: +33 4 30 30 30 30
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing one ordinary share, nominal value €0.05 per share	IPHA*	The Nasdaq Global Select Market
Ordinary shares, nominal value €0.05 per share		The Nasdaq Global Select Market*

*Not for trading, but only in connection with the registration of the American Depositary Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act. None Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. Non
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
Ordinary shares, nominal value €0.05 per share: 78,986,490 as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). B Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filter	☐
Non-accelerated filer	☒	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C.7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards	Other ☐
as issued by the International Accounting Standards Board ☒
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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
“Innate Pharma,” the Innate Pharma logo, Lumoxiti and other trademarks or service marks of Innate Pharma S.A. appearing in this Annual Report are the property of Innate Pharma S.A. or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. We do not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of us by, any other companies. LUMOXITI trademarks will be returned to AstraZeneca further to termination of Lumoxiti License Agreement.
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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our management’s beliefs and assumptions and on information currently available to our management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the prospects of attaining, maintaining and expanding marketing authorization for monalizumab, lacutamab and our other product candidates;
•the initiation, timing, progress and results of our preclinical studies and clinical trials and those conducted by third parties, including our collaborators AstraZeneca and Sanofi;
•our ability to successfully develop and advance our pipeline of product candidates;
•the timing or likelihood of regulatory filings and approvals;
•our ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•the outcome of the ongoing negotiation with AstraZeneca relating to Innate's decision to return the rights of Lumoxiti ;
•future agreements with third parties in connection with the commercialization of our product candidates and any other approved product;
•our ability to develop sales and marketing capabilities and transition into a commercial-stage company;
•the pricing and reimbursement of our product candidates, if approved;
•the effects of increased competition as well as innovations by new and existing competitors in our industry;
•our ability to obtain funding for our operations;
•our ability to obtain, maintain, protect and enforce our intellectual property rights and propriety technologies and to operate our business without infringing the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, Europe and other countries;
•costs of compliance and our failure to comply with new and existing governmental regulations including, but not limited to, tax regulations;
•statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;
•our expected use of proceeds of the October 2019 global offering;
•the impact of COVID-19 on our business, financial condition and results of operations; and

•other risks and uncertainties, including those listed in the section of this Annual Report titled “Risk Factors.”
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

SUMMARY RISK FACTORS
Investing in our shares involves numerous risks, including the risks described in "Item 3.D—Risk Factors" of this Annual Report on Form 20-F. Below are some of our principal risks, any one of which could materially adversely affect our business, financial condition, results of operations, and prospects:
•Biopharmaceutical development involves a high degree of uncertainty and most of our product candidates are in early stages of development.
•The scientific evidence to support the feasibility of developing product candidates is both preliminary and limited.
•We intend to develop several of our product candidates in combination with other therapies, which exposes us to additional risks.
•We are heavily dependent on the success of our current clinical-stage product candidates
•We may not be successful in our efforts to develop additional products that receive regulatory approval and are successfully commercialized.
•We may encounter substantial delays in our clinical trials, or may be unable to conduct our clinical trials on the timelines we expect.
•Our product candidates in development may cause undesirable side effects or have other properties that could halt or delay their clinical development, prevent their regulatory approval, limit their commercialization or result in other negative consequences.
•We face substantial competition from companies with significantly greater resources and experience.
•The regulatory processes that will govern the approval of our product candidates are complex and changes in regulatory requirements could result in delays or discontinuation of development or unexpected costs in obtaining regulatory approval.
•Any of our other product candidates, if approved and commercialized, may fail to achieve market acceptance by physicians, patients, third-party payors or the medical community to a degree that is necessary for commercial success.
•A fast track, breakthrough therapy or other designation by the FDA may not actually lead to a faster development or faster regulatory review or approval.
•We have no manufacturing capabilities and rely on third-party manufacturers for our product candidates.
•We rely on third parties to supply key materials used in our research and development, to provide services to us and to assist with clinical trials.
•We depend upon our existing collaboration partners, AstraZeneca, Sanofi and other third parties, and may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of our drugs.
•The late-stage development and marketing of our product candidates may partially depend on our ability to establish collaborations with major biopharmaceutical companies.
•We have incurred and may in the future incur significant operational losses related to our research and development activities.
•We may need to raise additional funding to complete the development and any commercialization of our product candidates, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
•If we do not achieve our product development or commercialization objectives in the timeframes we expect, we may not receive product revenue or milestone or royalty payments and we may not be able to conduct our operations as planned.
•The revenues generated from our collaboration and license agreements have contributed and are expected to contribute a large portion of our revenue for the foreseeable future.
•We benefit from tax credits in France that could be reduced or eliminated.
•The recent global COVID-19 pandemic could adversely affect our business, financial condition and results of operations.
•Our ability to compete may be adversely affected if we do not adequately obtain, maintain, protect and enforce our intellectual property or proprietary rights, or if the scope of intellectual property protection we obtain is not sufficiently broad.
•We benefit from tax credits in France that could be reduced or eliminated.
•Our patents could be found invalid or unenforceable if challenged and we may not be able to protect our intellectual property.
•The dual listing of our ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.
•Report titled "Item 3.D—Risks Factors."

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Not applicable.
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
A.    Selected Financial Data
Our consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. We derived the selected consolidated statement of income (loss) data for the years ended ,December 31, 2018, 2019 and 2020 and the selected consolidated statement of financial position data as of December 31, 2018, 2019 and 2020 from our consolidated audited financial statements included elsewhere in this Annual Report. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this Annual Report. Our historical results are not necessarily indicative of the results to be expected in the future.
Consolidated Statement of Income (Loss) Data:

	Year ended December 31,
	2018	2019(1)	2020
	(in thousands of euros, except per share data and number of ordinary shares)
Revenue and other income	€93,952	€85,814	€70,451
Operating expenses
Research and development expenses	(69,555)	(78,844)	(58,613)
Selling, general and administrative expenses	(18,142)	(25,803)	(31,246)
Impairment of intangible assets	—	—	(43,529)
Net income (loss) from distribution agreements	(1,109)	(8,219)	861
Operating income (loss)	5,146	(27,052)	(62,076)
Net financial income (loss)	(2,427)	6,293	(1,908)
Income tax expense	333	—	—
Net income (loss)	3,049	(20,759)	(63,984)
Net income (loss) per share attributable to equity holders
Basic income (loss) per share (€/share)	0.05	(0.31)	(0.81)
Diluted income (loss) per share (€/share)	0.05	(0.31)	(0.81)
Number of ordinary shares outstanding used for computing basic net income (loss) per share	58,776,712	66,908,389	78,934,960
Number of ordinary shares outstanding used for computing diluted net income (loss) per share	58,777,282	66,908,389	78,934,960
(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f to our consolidated financial statements appearing elsewhere in this Annual Report.

Consolidated Statement of Financial Position Data:	As of December 31,
	2018(1)	2019(1)	2020
	(in thousands of euros)
Cash and cash equivalents, short-term investments and non-current financial assets (2)	€ 202,712	€ 255,869	€ 190,571
Total assets	451,216	401,361	307,423
Total financial debt and defined benefit obligations	8,219	22,484	23,264
Total shareholders’ equity	€ 167,240	€ 217,416	€ 155,976

(2) The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f to our consolidated financial statements appearing elsewhere in this Annual Report.
(3) Non-current financial assets account for € 35.2, 37.0 and 38.9 million for the years ended December 31, 2018, 2019 and 2020, respectively.
B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.

D.    Risk Factors
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

Risks Related to the Development of our Product Candidates
Biopharmaceutical development involves a high degree of uncertainty and most of our product candidates are in early stages of development, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.
We are a biopharmaceutical company with one commercial product, Lumoxiti, which we decided in December 2020 to return commercial rights to AstraZeneca. We have decided to re-focus investments in our R&D portfolio consisting of product candidates, some of which we are co-developing, in the early stages of clinical development and preclinical programs.
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
Aside from our acquisition of Lumoxiti, our operations to date have been limited to developing our product candidates and undertaking preclinical studies and clinical trials of our product candidates, including monalizumab and IPH5201, through our partnership with AstraZeneca, lacutamab and avdoralimab, our most advanced product candidates. The success in development of our current and future product candidates by us or our collaborators will depend on many factors, including:
•obtaining positive results in clinical trials including by demonstrating efficacy, safety and durability of effect of such product candidates;
•completing preclinical studies and receiving regulatory approvals or clearance for conducting clinical trials for our preclinical programs;
•receiving and maintaining approvals for commercialization of such product candidates from regulatory authorities;
•manufacturing or overseeing the manufacturing of our product candidates in acceptable quantities and at an acceptable cost;
•negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter, and performing our obligations pursuant to such arrangements;
•maintaining, protecting, enforcing and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how;

•avoiding and defending against third-party interference, infringement or other intellectual property claims; and
•maintaining and growing an organization of scientists, medical professionals, marketing, distribution and sales personnel and executives who can develop our product candidates and commercialize any approved products.
In addition, if we are unable to reduce our dependence on our current clinical and preclinical product candidates, either by in-licensing or acquiring new product candidates, developing our other product candidates or discovering new product candidates, we may be similarly adversely affected.
The scientific evidence to support the feasibility of developing product candidates is both preliminary and limited.
Our innovative approach to immuno-oncology aims to activate both the innate and adaptive immune systems against abnormal or cancerous cells and restore the body’s ability to disrupt their proliferation, potentially leading to durable responses in patients. This approach is focused on developing checkpoint inhibitors, tumor-targeting antibodies and antibodies that affect the tumor microenvironment, and several of our product candidates rely on novel mechanisms of action and on innovative formats for which we have limited scientific evidence and preclinical and clinical data.
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

We intend to develop several of our product candidates in combination with other therapies, which exposes us to additional risks.
We are currently developing monalizumab, lacutamab and IPH5201, and may develop other product candidates, in combination with one or more currently approved cancer therapies. Specifically, with AstraZeneca, we are currently evaluating monalizumab in an ongoing open-label Phase Ib/II trial in combination with cetuximab, an epidermal growth factor receptor, or EGFR, inhibitor, and also in a triplet setting with cetuximab and an anti-PD-L1 immune checkpoint inhibitor and in an ongoing randomized and double-blind Phase III clinical trial in combination with cetuximab. AstraZeneca is also currently evaluating monalizumab in ongoing Phase I and II trials in combination with durvalumab. Lacutamab is also currently evaluated in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) in patients with PTCL (Peripheral T Cell Lymphoma). In addition, IPH5201 is also currently under clinical investigation, in a Phase I trial in combinaton with durvalumab. Patients may not be able to tolerate our product candidates in combination with other therapies, and preliminary clinical results indicate that monalizumab, for example, has no meaningful clinical activity as a monotherapy. Even if any product candidate we develop were to receive marketing approval or be commercialized for use in combination with other existing therapies, we would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with our product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and we would be subject to similar risks if we develop any of our product candidates for use in combination with other therapies or for indications other than cancer. This could result in our own products, if approved, being removed from the market or being less successful commercially.
We may also evaluate any of our current and future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. We will not be able to market and sell monalizumab, lacutamab or IPH5201 or any other product candidate we develop in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.
If the FDA, EMA or other comparable foreign regulatory authorities do not approve, revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the products or product candidates we choose to evaluate in combination with monalizumab, lacutamab, IPH5201 or any other product candidate we develop, we may be unable to obtain approval of or market monalizumab, avdoralimab or any other such product candidate we develop.
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
We intend to continue to develop our product candidates that are currently in clinical trials, including monalizumab, lacutamab, avdoralimab and IPH5201. Monalizumab is currently being investigated in multiple Phase I, Phase II and Phase III clinical trials under a co-development agreement with AstraZeneca. Lacutamab is currently being investigated in an open-label, multi-cohort Phase II clinical trial in CTCL and in Phases I and II in PTCL. Avdoralimab is currently being evaluated in Phase I and Phase II clinical trials. IPH5201 is currently being investigated in an open-label Phase I clinical trial sponsored by AstraZeneca. While we believe that we will eventually have the in-house capabilities to complete the development of monalizumab, lacutamab, avdoralimab and IPH5201, we have not yet completed the clinical trials for these or other product candidates, and there can be no assurance that these or other product candidates will gain regulatory approval or become commercially viable.
Delays in the preclinical development of a product candidate could lead to delays in initiating its clinical development. A failure in the preclinical development of a product candidate could lead to abandoning its development. Further delays or failures at the various clinical stages for a given indication could result in delay or halt the development of the product candidate in such indication or in other indications. Moreover, disappointing results during the initial phases of development are often not a sufficient basis for deciding whether or not to continue a project. At these early stages, sample sizes, the duration of studies and the parameters examined may not be sufficient to enable a definitive conclusion to be drawn, in which case further investigations are required. Conversely, promising results during the initial phases, and even after advanced clinical trials have been conducted, do not guarantee that a product candidate or an approved drug will be successfully approved and commercialized.
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
•the research methodology used may not be successful in identifying potential indications or product candidates;
•potential product candidates may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or
•it may take greater human and financial resources to identify additional therapeutic opportunities for our product candidates or to develop suitable potential product candidates through internal research programs than we will possess, thereby limiting our ability to diversify and expand our product portfolio.
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
Clinical testing is expensive, time consuming, and subject to uncertainty. We cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and our future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:
•inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;
•delays or failure in reaching a consensus with regulatory agencies on clinical trial design;
•delays in reaching agreement on acceptable terms with prospective CROs and investigational sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and investigational sites;
•imposition of a temporary or permanent clinical hold by regulatory agencies, including as a result of a new safety finding that presents unreasonable risk to clinical trial participants, a negative finding from an inspection of our clinical trial operations or investigational sites, developments in trials conducted by competitors for related technology that raise regulators’ concerns about risk to patients of the technology broadly or if a regulatory body finds that the investigational protocol or plan is clearly deficient to meet its stated objectives. For example, in November 2019, our TELLOMAK trial was put on full or partial holds in a number of countries. We were authorized to fully resume patient enrollment and treatment after having been able to produce a new conform batch;
•delays in recruiting suitable patients to participate in our clinical trials;
•difficulty collaborating with patient groups and investigators;
•failure by us, our CROs or other third parties, including our collaborators, to adhere to clinical trial requirements;
•delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;
•patients withdrawing from a clinical trial;

•occurrence of adverse events associated with a product candidate that are viewed to outweigh its potential benefits;
•changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols;
•regulatory feedback requiring us to amend the protocols of ongoing clinical trials in response to safety considerations, as we have previously been required to;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional clinical trials;
•the cost of clinical trials of our product candidates being greater than we anticipate;
•clinical trials of our product candidates producing negative or inconclusive results, which may result in our deciding, or regulators requiring us, to conduct additional clinical trials or abandon product development programs;
•transfer of manufacturing processes to larger-scale facilities operated by either a contract manufacturing organization, or CMO, or by us, and delays or failure by our CMOs or us to make any necessary changes to such manufacturing process; and
•batch recalls, recalls of manufactured product candidates or delays in manufacturing, testing, releasing, validating, or importing or exporting sufficient stable quantities of our product candidates for use in clinical trials or the inability to do any of the foregoing.
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
Use of our product candidates in development could be associated with side effects or adverse events which can vary in severity and in frequency. Undesirable side effects or unacceptable toxicities caused by our products or product candidates could cause us or regulatory authorities to interrupt, delay, or halt clinical trials. The FDA or European regulatory authorities could delay or deny approval of our product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any drug that is approved. Side effects such as toxicity or other safety issues associated with the use of our product candidates could also require us or our collaborators to perform additional studies or halt development of product candidates or sale of approved products.
Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or could result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff, as toxicities resulting from immunotherapy are not normally encountered in the general patient population and by medical personnel. Inadequate training in recognizing or managing the potential side effects of our product candidates could result in adverse effects to patients, including death. Any of these occurrences may have an adverse impact on our business, prospects, financial condition and results of operations.
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

We cannot guarantee that our product candidates will:
•obtain regulatory authorizations or become commercially available before those of our competitors;
•remain competitive in the face of other products developed by our competitors, which may prove to be safer, are more effective, have fewer or less severe side effects, are more convenient, have a broader label, have more robust intellectual property protection or are less expensive;
•remain competitive in the face of products of competitors that are more efficient in their manufacturing or more effective in their marketing; and
•not become obsolete or unprofitable due to technological progress or other therapies developed by our competitors.
In addition, while any future product candidate that is approved may compete with many existing drugs or other therapies, to the extent it is solely used in combination with these therapies, our product candidates will not be competitive with such therapies but any sales of such products could be limited to sales of the combination therapy. In this case, we would be exposed to the same competitive risks as the product used in combination with our product, such as a product that is marketed before the combination therapy, has lower prices, covers a wider therapeutic spectrum or proves to be more effective or better tolerated. For additional information regarding competition to our business see “Business—Competition.”

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
When we acquired Lumoxiti, AstraZeneca had already obtained marketing approval from the FDA and they also filed the Marketing Authorization in European Union. We have never submitted a product candidate for marketing approval in the United States, in European Union or elsewhere.
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
Despite our efforts, our product candidates may not:
•offer improvement over existing, comparable products;
•be proven safe and effective in clinical trials; or
•meet applicable regulatory standards.
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
In Europe, the United States and other countries, regulations can potentially:
•significantly delay or increase the cost of development, testing, manufacturing and marketing of our products;
•limit the indications for which we will be authorized to market our products; and
•impose new, more stringent, requirements, suspend marketing authorizations, or request the suspension of clinical trials or the marketing of our products if unexpected results are obtained during trials performed by other researchers on products similar to our products.
Marketing authorization in one jurisdiction does not ensure marketing authorization in another, but a failure or delay in obtaining marketing authorization in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain marketing authorization in other countries or any delay or setback in obtaining such approval would impair our ability to develop additional markets for our product candidates. This would reduce our target market and limit the full commercial potential of our product or product candidates. Should any of these risks materialize, this could harm our business.
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
A drug’s launch in the market may expose a large number of patients to potential risks associated with the treatment with a new pharmaceutical product. Certain side effects, which may not have been identified during clinical trials, can subsequently appear. For these reasons, regulatory agencies require companies to implement post-approval monitoring. Depending on the occurrence of serious undesirable effects, the agencies may require that we or a collaboration partner of ours take a drug off the market temporarily or permanently, even if it is effective and has obtained all the necessary marketing authorizations. Such an action would negatively impair our ability to generate revenue from such product and could more generally negatively affect our ability to develop, obtain regulatory approval for, and commercialize our other product candidates and our reputation generally, each of which could have a material adverse effect on our business and results of operations. In addition, if the product candidates we develop receive marketing authorization and we or others identify undesirable side effects caused by any product after the approval, a number of potentially significant negative consequences could result, including that regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, we may be required to create a medication guide outlining the risks of such side effects for distribution to patients and our reputation may suffer.
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
As we remain BLA holder for Lumoxiti until the end of the transition period, we still have to comply with the post-marketing requirements.
The FDA and other federal and state agencies, including the U.S. Department of Justice, or DOJ, closely regulate compliance with all requirements governing prescription products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if we do not market our products for their approved indications, we may be subject to enforcement action for off-label marketing. Prescription products may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may also share truthful and not misleading information that is otherwise consistent with the labeling. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Our failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with our products, manufacturers or manufacturing processes, may yield various results, including:
•litigation involving patients taking our products;
•restrictions on such products, manufacturers or manufacturing processes;
•restrictions on the labeling or marketing of a product;

•restrictions on product distribution or use;
•requirements to conduct post-marketing studies or clinical trials;
•warning letters or untitled letters;
•withdrawal of the products from the market;
•refusal to approve pending applications or supplements to approved applications that we submit;
•recall of products;
•fines, restitution or disgorgement of profits or revenues;
•suspension or withdrawal of marketing approvals;
•damage to relationships with any potential collaborators;
•unfavorable press coverage and damage to our reputation;
•refusal to permit the import or export of our products;
•product seizure; or
•injunctions or the imposition of civil or criminal penalties.
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
Coverage and reimbursement may be limited or unavailable in certain market segments for our product candidates, if approved, which could make it difficult for us to sell our product candidates profitably.
Successful sales of our product candidates, if approved, will depend, in part, on the availability of adequate coverage and reimbursement from government authorities and third-party payors, such as private health insurers and health maintenance organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States or the Social Security in France, and commercial payors are critical to new product acceptance.
Government authorities and third-party payors, such as private health insurers and health maintenance organizations, decide which drugs and treatments they will cover and the amount of reimbursement. Coverage and reimbursement by a third-party payor may depend upon a number of factors, including the third-party payor’s determination that use of a product is:
•a covered benefit under its health plan;
•safe, effective and medically necessary;
•appropriate for the specific patient;
•cost-effective; and
•neither experimental nor investigational.

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
Because our product candidates represent new approaches to the treatment of cancer and accordingly, may have a higher cost than conventional therapies and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for us to achieve profitability may be elevated. There are currently a limited number of immunotherapy products that are designed to treat cancer on the market and, accordingly, there is less experience or precedent for the reimbursement of such treatments by governmental entities or third-party payors.
Government restrictions on pricing and reimbursement and other healthcare cost-containment initiatives may negatively affect our ability to generate revenues for our product candidates for which we obtain regulatory approval.
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
Among the provisions of the ACA of importance to our product candidates are:
•an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;
•an increase in the statutory minimum rebates a manufacturer must pay under the Medicaid Drug Rebate Program to 23.1% and 13.0% of the average manufacturer price for branded and generic drugs, respectively;

•a new Medicare Part D coverage gap discount program, in which manufacturers must now agree to offer 70% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for a manufacturer’s outpatient drugs to be covered under Medicare Part D;
•extension of a manufacturer’s Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new mandatory eligibility categories for certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program; and
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.
There have been judicial and Congressional challenges to certain aspects of the ACA, as well as recent efforts by the Trump administration to repeal and replace certain aspects of the ACA, and we expect such challenges to continue. Since January 2017, President Trump has signed two executive orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminates the health insurer tax. In July and December 2018, Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, published final rules with respect to permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under its risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress as part of the Tax Cuts and Jobs Act of 2017 Act. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the Texas U.S. District Court ruling and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. The U.S. Supreme Court is currently reviewing this case, although it is uncertain when a decision will be made. Although the U.S. Supreme Court has yet ruled on the constitutionality of the ACA, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through May 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how the Supreme Court ruling, other such litigation, and the healthcare reform measures of the Biden administration will impact ACA.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2030 unless additional Congressional action is taken. Both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, or ATRA, further reduced Medicare payments to several providers and the ATRA increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for our product candidates, if approved. This could harm our or our partners’ ability to market any drugs and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of our product candidates approved in the future, and could cause an increase in our compliance, manufacturing, or other operating expenses.
In addition, in the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the U.S. Bureau of Labor Statistics consumer price index, and these rebates or discounts, which can be substantial, may affect our ability to raise commercial prices.
Further, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal years 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation. The Trump administration also released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, the Department of Health and Human Services finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers , the implementation of which have also been delayed pending review by the Biden administration until March 22, 2021. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. On December 28, 2020, the U.S. District Court in Northern California issued a nationwide preliminary injunction against implementation of the interim final rule. The likelihood of implementation of any of the other Trump administration reform initiatives is uncertain as it is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if we are unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, our drug is preferable to any existing drugs or treatments. We cannot predict the degree of market acceptance of Lumoxiti or any product candidate that receives marketing authorization, which will depend on a number of factors, including, but not limited to:
•the demonstration of the clinical efficacy and safety of the drug;
•the approved labeling for the drug and any required warnings;
•prevalence and severity of adverse side effects;
•the advantages and disadvantages of the drug compared to alternative treatments;
•ease of the drug’s use;
•our ability to educate the medical community about the safety and effectiveness of the drug;
•the scope of any approval provided by the FDA or foreign regulatory authorities;
•publicity about our product or about competitive products;
•the coverage and reimbursement policies of government and commercial third-party payors pertaining to the drug;
•the market price of our drugs relative to competing treatments; and
•due to the rarity of orphan diseases, it could be difficult finding patients seeking treatment.
Poor market penetration could have an adverse effect on our business, prospects, financial condition and results of operations.

Our commercial experience is currently limited to Lumoxiti. Although Lumoxiti received a Marketing Authorization in 2018 in the US, the level of sales in 2020 was lower than expected, leading us to make the decision in December 2020 to return the commercial rights of Lumoxiti to AstraZeneca. Beyond the financial impacts, the direct consequence of this decision was the immediate reduction of commercial operations in our US affiliate. We have already identified some of the causes, including more complex patient access than expected due to geographic dispersion. The global pandemic of COVID-19 also contributed to this outcome, as a result of significantly limited interactions with prescribing physicians and the indolent and non-fatal nature of hairy cell leukemia in the short term, which encouraged physicians to delay or cancel treatment for some patients. A retrospective analysis of our commercial experience is underway to identify all contributing factors and capitalize on this experience for future registration and commercialization of our drug candidates.
Of note, risk factors related to the return of commercialization roghts to AstraZeneca are detailed in the - Risks related to the return of Lumoxiti commercialization rights to AstraZeneca - section.
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
Our future profitability will depend, in part, on our ability to commercialize our product candidates, if approved, in markets in Europe, the United States and other countries where we maintain commercialization rights. If we commercialize our product candidates, if approved, in multiple markets, we would be subject to additional risks and uncertainties, including:
•foreign currency exchange rate fluctuations and currency controls;
•economic weakness, including inflation, or political instability in particular economies and markets;
•potentially adverse and/or unexpected tax consequences, including penalties due to the failure of tax planning or due to the challenge by tax authorities on the basis of transfer pricing and liabilities imposed from inconsistent enforcement;
•the burden of complying with complex and changing regulatory, tax, accounting and legal requirements, many of which vary between countries;
•different medical practices and customs in multiple countries affecting acceptance of drugs in the marketplace;
•differing payor reimbursement regimes, governmental payors or patient self-pay systems and price controls;
•tariffs, trade barriers, import or export licensing requirements or other restrictive actions;
•compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;
•workforce uncertainty in countries where labor unrest is common;
•reduced or loss of protection of intellectual property rights in some foreign countries, and related prevalence of generic alternatives to therapeutics; and
•becoming subject to the different, complex and changing laws, regulations and court systems of multiple jurisdictions and compliance with a wide variety of foreign laws, treaties and regulations.
These and other risks associated with international operations may adversely affect our ability to attain or maintain profitable operations. Future sales of our product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may affect milestone payments or royalties for monalizumab or any of our product candidates that are approved for commercialization in the future. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.

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
We may seek fast track, breakthrough therapy or similar designation for our product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical need for this condition, the sponsor may apply for FDA fast track designation. We have received fast track designation in the US and PRIME designation in EU for lacutamab for the treatment of adult patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies.
Additionally, we may in the future seek a breakthrough therapy designation or an equivalent in other territories for some of our product candidates that reach the regulatory review process. A breakthrough therapy is a drug candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and that, as indicated by preliminary clinical evidence, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies by the FDA are eligible for accelerated approval and increased interaction and communication with the FDA designed to expedite the development and review process.
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
French anti-corruption laws also prohibit acts of bribery and influence peddling:
•Articles 433-1 1° and 432-11 1° of the French Criminal Code (bribery of domestic public officials);
•Articles 433-1 2° and 432-11 2° of the French Criminal Code (influence peddling involving domestic public officials);
•Article 434-9 of the French Criminal Code (bribery of domestic judicial staff);
•Article 434-9-1 of the French Criminal Code (influence peddling involving domestic judicial staff);
•Articles 445-1 and 445-2 of the French Criminal Code (bribery of private individuals);
•Article 433-2 of the French Criminal Code (influence peddling involving private individuals);
• Articles 435-1 and 435-3 of the French Criminal Code (bribery of foreign or international public officials);
•Articles 435-7 and 435-9 of the French Criminal Code (bribery of foreign or international judicial staff);
•Articles 435-2, 435-4, 435-8 and 435-10 of the French Criminal Code (active and passive influence peddling involving foreign or international public officials and foreign or international judicial staff); and

•French Law of December 9, 2017 on Transparency, the Fight Against Corruption and the Modernization of the Economy (Sapin 2 Law).
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
Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of our products, if approved. Our arrangements with such persons and third-party payors and our operations will expose us to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which we research, market, sell and distribute our products, if we obtain marketing authorization. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:
•the U.S. Anti-Kickback Statute, which prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, including any kickback, bribe or rebate, directly or indirectly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase or lease, order or recommendation of, any item, good, facility or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;
•U.S. federal civil and criminal false claims laws and civil monetary penalties laws, including the civil False Claims Act, which impose criminal and civil penalties, including those from civil whistle-blower or qui tam actions, against individuals or entities for, among other things, knowingly presenting, or causing to be presented, claims for payment that are false or fraudulent or making a false statement to avoid, decrease, or conceal an obligation to pay money to the federal government;
•the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal statutes that impose criminal and civil liability for, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or knowingly and willingly falsifying, concealing or covering up a material fact or making false statements relating to healthcare matters;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, which impose certain requirements on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the ACA, that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and
•analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, including the French “Bertrand Law”, French Ordinance n°2017-49 of January 19, 2017, and the UK’s Bribery Act 2010, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require the reporting of information relating to drug and biologic pricing; state and local laws that require the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.
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

Risks Related to our Reliance on Third Parties
We have no manufacturing capabilities and rely on third-party manufacturers for our product candidates.
Our product candidates that are tested during our preclinical and clinical trials are manufactured by third parties. We have no production capabilities and rely on third parties to manufacture our products.
This strategy means that we do not directly control certain key aspects of our product development, such as:
•the quality of the product manufactured;
•the delivery times for drugs for a given clinical trial;
•the clinical and commercial quantities that can be supplied; and
•compliance with applicable laws and regulations.
Our reliance on third-party manufacturers creates risks that may not exist if we had our own manufacturing capabilities. These risks include:
•failure of third-party manufacturers to comply with regulatory and quality-control standards;
•production of insufficient quantities;
•damage during transport and/or storage of our product candidates;
•breach of agreements by third-party manufacturers; and
•termination or non-renewal of the agreements for reasons beyond our control.
Should our third-party manufacturers breach their obligations or should we fail to renew our contracts with them, we cannot guarantee that we will be able to find new suppliers within a timeframe and under conditions that would not be detrimental. We could also be faced with delays or interruptions in our supplies, which could result in a delay in the clinical trials and, ultimately, a delay in the commercialization of the product candidates that we are developing. For example, manufacturing issues, leading to out-of-specification product, can occur during a manufacturing campaign at the CMO in charge of the production of our product candidates.
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
The transfer of the manufacturing process to another contract manufacturing organization took few months and came with additional costs but allowed us to have a conform batch in the middle of 2020 and to resume the enrollment and treatment of patients in the clinical trials after getting Regulatory Agencies approval. During this period of time, the TELLOMAK trial has been placed on partial or full hold in the U.S., Spain, Germany and Italy.
Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.
We are reliant upon third parties to manufacture and supply components of certain substances necessary to manufacture Lumoxiti and our product candidates.
We are reliant on several third-party CMOs for the manufacture and supply of components and substances for all of the product candidates we are developing. In addition, certain component materials are currently available from a single supplier, or a small number of suppliers. We cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of our competitors or another company that is not interested in continuing to manufacture these materials for us. We cannot assure that, if required, we will be able to identify alternate sources with the desired scale and capability and establish relationships with such sources. A loss of any CMO or component supplier and delay in establishing a replacement could delay our clinical development and regulatory approval process.
Our production costs may be higher than we currently estimate.
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
Other risks inherent in the production process may have the same effect, such as:
•contamination of the controlled atmosphere area;
•unusable premises and equipment;
•new regulatory requirements requiring a partial and/or extended stop to the production unit to meet the requirements;
•unavailable qualified personnel;
•power failure of extended duration; and
•logistical error.
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
Failure to comply with applicable regulations could also result in national authorities, the EMA, FDA or other applicable regulatory authorities taking various actions, including:
•levying fines and other civil penalties;
•imposing consent decrees or injunctions;
•requiring us to suspend or put on hold one or more of our clinical trials;
•suspending or withdrawing regulatory approvals;
•delaying or refusing to approve pending applications or supplements to approved applications;
•requiring us to suspend manufacturing activities or product sales, imports or exports;
•requiring us to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving our products;
•mandating product recalls or seizing products;
•imposing operating restrictions; and

•seeking criminal prosecutions.
Any of the foregoing actions could be detrimental to our reputation, business, financial condition or operating results. Furthermore, our key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing authorization in Europe, the United States or elsewhere, our suppliers will have to pass an inspection by the applicable regulatory agencies. We are dependent on our suppliers’ cooperation and ability to pass such inspections, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by us or any of our suppliers would affect our ability to commercialize our product candidates in Europe, the United States or elsewhere. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations. For example, in November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including the lacutamab batch used for the TELLOMAK Phase II clinical trial assessing lacutamab in multiple indications, which resulted in partial or full holds in a number of countries.
We depend upon our existing collaboration partners, AstraZeneca, Sanofi and other third parties, and may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of our drugs.
We have significant collaborations with AstraZeneca for the development of monalizumab, IPH5201 and other product candidates. We also collaborate with Sanofi for the development of IPH61, and we may enter into additional collaborations for other of our product candidates or technologies in development. We cannot control the timing or quantity of resources that our existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of our products. Our collaborators may not perform their obligations according to our expectations or standards of quality. Our collaborators could terminate our existing agreements for a number of reasons, including that they may have other, higher priority products in development or because our partnered programs may no longer be a priority for them. If any of our collaboration agreements were to be terminated, we could encounter significant delays in developing our product candidates, lose the opportunity to earn any revenues we expected to generate under such agreements, incur unforeseen costs, and suffer damage to the reputation of our product, product candidates and as a company generally.
In order to optimize the launch and market penetration of certain of our future product candidates, we may enter into distribution and marketing agreements with pharmaceutical industry leaders. For these product candidates, we would not market our products alone once they have obtained marketing authorization. The risks inherent in entry into these contracts are as follows:
•the negotiation and execution of these agreements is a long process that may not result in an agreement being signed or that can delay the development or commercialization of the product candidate concerned;
•these agreements are subject to cancellation or non-renewal by our collaborators, or may not be fully complied with by our collaborators;
•in the case of a license granted by us, we lose control of the development of the product candidate licensed; in such cases we would have only limited control over the means and resources allocated by our partner for the commercialization of our product; and

•collaborators may not properly obtain, maintain, enforce, or defend our intellectual property or proprietary rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation.
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

Risks related to the return of Lumoxiti commercialization rights to AstraZeneca
In December 2020, the Company decided to return the commercial rights of Lumoxiti in the US and Europe to AstraZeneca. Innate had licensed these rights from AstraZeneca in October 2018. Lumoxiti is an approved drug in the US. In Europe, a marketing authorization application has been filed by AstraZeneca with a view to transferring the authorization to Innate Pharma once it is obtained. This transfer of authorization in Europe will not take place and Innate Pharma will therefore not be the holder of this application.
Following this decision, the two companies have started working on the development of a transition plan, including an agreement on costs and timing of the transfer of commercial rights and distribution of Lumoxiti in the United States to AstraZeneca in 2021.
As of the date of publication of this document, this agreement has not been finalized and may take longer than expected to complete, on terms unfavorable to the Company, or may not be completed.
While the agreement is being developed, the Company continues to provide support to patients and customers, as well as supply of the product. Thus, if the negotiation of this agreement were to take longer than we anticipate, and/or the transition period was to be extended, we may incur greater costs in connection with patient support and distribution activities.
If no agreement is reached between the Company and AstraZeneca, the Company could also incur costs estimated at $12.8 million for manufacturing and distribution activities.
In addition, if this agreement is not concluded, the situation could also have consequences in terms of the Company's reputation, particularly if we were to remain the holder of the marketing authorization in the United States and could not continue to carry out the operations arising from it. This situation could also have adverse effects on our operations insofar as it would mobilize some of our management personnel and divert them from the implementation of the Company's strategy and objectives.

Risks Related to our Financial Position and Capital Needs
We have incurred and may in the future incur significant operational losses related to our research and development activities.
We have incurred net losses in each year since our inception except for the years ended December 31, 2016 and 2018. Our net income (loss) was €(64.0) million and €(20.8) million for the years ended December 31, 2020 and 2019, respectively. Substantially all of our net losses resulted from costs incurred in connection with our development programs and from selling, general and administrative expenses associated with our ongoing operations. We expect to incur significant expenses and operating losses for the foreseeable future.

We currently only have one product, Lumoxiti, that has received regulatory approval for sale or has generated revenues from commercial sales, and none of our other product candidates have received regulatory approval. Unless this happens, the likelihood and amount of our future operational losses will depend on several factors, including the pace and amount of our future expenditures in connection with our product candidates and development programs and our ability to obtain funding through milestone or royalty payments under our license and collaboration agreements, equity or debt financings, strategic collaborations and government grants and tax credits. We expect that our main source of income for the near- and medium-term will be:
•payments received under our license and collaboration agreements with third parties, including AstraZeneca and Sanofi; and
•government grants and research tax credits.
The interruption of one of those sources of income, including as a result of the COVID-19 pandemic, could have a material adverse effect on our business, prospects, financial condition and results of operations. See “—The recent global COVID-19 pandemic could adversely affect our business, financial condition and results of operations.”
Our ability to be profitable in the future will depend on our ability to generate revenue from sales relating to our product candidates, if approved, and our ability to obtain regulatory approval for marketing our product candidates. If our product candidates receive regulatory approval, our future revenues will depend upon the size of any markets in which our product candidates have received approval, and market acceptance, reimbursement from third-party payors and market share. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations.
We may need to raise additional funding to complete the development and any commercialization of our product candidates, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product development efforts or other operations.
We are currently advancing our product candidates through preclinical and clinical development, and anticipate relying on partners as we advance them. We currently retain the full development and marketing rights to lacutamab and avdoralimab and may retain rights to additional proprietary product candidates in the future. The development of immunotherapy product candidates is expensive, and we expect our research and development expenses to increase as we advance our product candidates through clinical trials and regulatory approvals. If clinical trials are successful and if we obtain regulatory approval for product candidates that we develop, we expect to incur commercialization expenses before these product candidates are marketed and sold.
We anticipate that our expenses will increase substantially if and as we:
•continue our research, preclinical and clinical development of our product candidates if our current collaboration partners cease their collaborations with us;
•expand the scope of our current clinical trials for our product candidates;
•initiate additional preclinical, clinical or other studies for our product candidates;
•further develop manufacturing processes for our product candidates;
•change or add additional manufacturers or suppliers;
•seek regulatory and marketing authorizations for our product candidates that successfully complete clinical studies;

•establish a sales, marketing and distribution infrastructure to commercialize Lumoxiti and any other products for which we may obtain marketing authorization;
•seek to identify and validate additional product candidates that may result in additional preclinical, clinical or other product studies;
•acquire or in-license other product candidates and technologies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend and expand our intellectual property portfolio;
•attract and retain new and existing skilled personnel;
•create additional infrastructure to support our operations as a public company in the United States following the completion of the October 2019 global offering; and
•experience any delays or encounter issues with any of the above.
As of December 31, 2020, we had cash, cash equivalents, short-term investments and non-current financial assets of €190.6 million. We believe our cash, cash equivalents, short-term investments and non-current financial assets together with our cash flow from operations, will be sufficient to fund our operations for the next twelve months. However, in order to complete the development process, obtain regulatory approval and, if approved, commercialize our product candidates that we are developing in-house, including lacutamab and avdoralimab, develop our proprietary technology and develop a pipeline of additional product candidates, we will require additional funding. Our existing resources may not be sufficient to cover any additional financing needs, in which case new funding would be required. See “—We have incurred and may in the future incur significant operational losses related to our research and development activities.” The conditions and arrangements for such new financing would depend, among other factors, on economic and market conditions that are beyond our control, including the current volatility in the capital markets as a result of the COVID-19 pandemic. See “—The recent global COVID-19 pandemic could adversely affect our business, financial condition and results of operations.”
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
In July 2017, we entered into a loan and security agreement with Société Générale (the “Loan Agreement”) in order to finance the construction of our future headquarters. The Loan Agreement is secured by collateral in the form of financial instruments valued at €15.2 million held at Société Générale. As of December 31, 2020, we had drawn down €15.2 million under the Loan Agreement. The Loan Agreement subjects us to a covenant to maintain a minimum balance of our total cash, cash equivalents and current and non-current financial assets as of each fiscal year end at least equal to the amount of outstanding principal under the Loan Agreement. Compliance with this covenant may limit our flexibility in operating our business and our ability to take actions that might be advantageous to us and our shareholders. For example, if we fail to meet our minimum cash covenant and we are unable to raise additional funds or obtain a waiver or other amendment to the Loan Agreement, we may be required to delay, limit, reduce or terminate certain of our clinical development efforts.
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
We are also subject to a €1.5 million PTZI loan (Prêt à Taux Zéro Innovation—interest-free loan for innovation) from Banque Publique d’Investissement, or BPI France, entered into in 2013. In addition, in 2008 we entered into a finance lease agreement with Sogebail, a subsidiary of Société Générale. The present value of all minimum lease payments under this agreement is €0.2 million as of December 31, 2020. Our business, financial condition and results of operations could likewise be substantially harmed if, among other things, we fail to make payments under these agreements, or we breach any of our covenants under these agreements.
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
•delay, reduce or terminate certain research and development programs;
•reduce headcount;
•raise funds through additional equity or convertible debt financings that could be dilutive to our shareholders and holders of our ADSs;
•obtain funds through collaboration agreements that may require us to assign rights to technologies or products that we would have otherwise retained;
•sign new collaboration or license agreements that may be less favorable than those we would have obtained under different circumstances; and
•consider strategic transactions or engaging in a joint venture with a third-party.
In addition, although we may be eligible to receive an aggregate of approximately $5.4 billion in future contingent payments from existing collaboration agreements and any license agreements that become effective upon the exercise by our collaborators of options to license future product candidates, there is no guarantee that we will receive any contingent payments or that our collaborators will exercise any options to license or acquire additional intellectual property rights in any of our programs. If our collaborators decide not to exercise such options with respect to a program, we will not receive the up-front option exercise fee and will not be eligible to receive any of the related commercial, development, royalty or other milestone payments. Even if our collaborators exercise such options with respect to a particular program, we may never achieve the related milestones for any number of reasons. The failure to receive milestone or royalty payments and the occurrence of any of the events above may have a material adverse impact on our business, prospects, financial condition and results of operations.
The revenues generated from our collaboration and license agreements have contributed and are expected to contribute a large portion of our revenue for the foreseeable future.
We have entered into collaboration and license agreements with pharmaceutical companies, including AstraZeneca. The cash payments received from our partners were €57.8 million, €108.7 million and €40.3 million for the years ended December 31, 2020, 2019 and 2018, respectively.
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
As a French biopharmaceutical company, we benefit from certain tax advantages, including the Research Tax Credit (Crédit Impôt Recherche), which is a French tax credit aimed at stimulating research and development. The Research Tax Credit is calculated based on our claimed amount of eligible research and development expenditures in France and represented €13.1 million, €16.7 million and €13.5 million for the years ended December 31, 2020, 2019 and 2018, respectively. The Research Tax Credit is a source of financing to us that could be reduced or eliminated by the French tax authorities or by changes in French tax law or regulations.
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
Until the end of the year ended December 31, 2018, we qualified as a small- and medium-size business and the French Treasury refunded each of our 2016, 2017 and 2018 Research Tax Credit claims immediately (meaning that, in practice, we received the refund during the year following the year in which the eligible research and development expenditures are made). We no longer qualify as a small and medium-size business since the year ended December 31, 2019, and therefore, we will no longer be entitled to the immediate reimbursement of the Research Tax Credit but instead will be reimbursed within the expiry of the period of three years mentioned above.
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
We have accumulated tax loss carry forwards of €287.7 million as of December 31, 2020. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on our business, prospects, financial condition, cash flows or results of operations.
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
Under our license and collaboration agreements with AstraZeneca, the payments we receive are in U.S. dollars. In the future, we could generate part of our sales in the United States and part in Europe and could therefore be subject to an unfavorable euro/dollar exchange rate. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on our revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euro at a reduced value. We could also sign contracts denominated in other currencies, which would increase our exposure to currency risk. In accordance with our business decisions, our exposure to this type of risk could change depending on:
•the currencies in which we receive our revenues;
•the currencies chosen when agreements are signed, such as licensing agreements, or co-marketing or co- development agreements;
•the location of clinical trials on product candidates; and
•our policy for insurance cover.
At present, we have not put any specific hedging arrangements in place to address these risks. Should any of these risks materialize, this could have a material adverse effect on our business, prospects, financial condition and results of operations.
Changes to U.S. and non-U.S. tax laws could materially adversely affect our company.
We are unable to predict what tax law may be proposed or enacted in the future or what effect such changes would have on our business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect our effective tax rates in the future in countries where we have operations and have an adverse effect on our overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. We urge our shareholders and holders of our ADSs to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding our ordinary shares or ADSs.
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

Risks Related to Our Organization and Operations
There is a material weakness in our internal controls over financial reporting and if we are unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could hurt our business, lessen investor confidence.
We must maintain effective internal control processes over financial reporting in order to accurately report our results of operations and financial condition on a timely basis. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s executive board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.
As a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that we assess the effectiveness of our internal control over financial reporting as of the end of each fiscal year, beginning with the end of the first full fiscal year following the completion of the Global Offering, i.e., the end of fiscal year 2020. However, our independent registered public auditor will not be required to attest to the effectiveness of our internal controls over financial reporting for as long as we are an EGC, i.e. an “emerging growth company,” according to the Jumpstart Our Business Startups Act of 2012, or JOBS Act, which may be up to five fiscal years following the date of the October 2019 public Global Offering. An independent assessment of the effectiveness of our internal controls over financial reporting could detect issues that our management’s assessment might not.
In this context, in order to comply with Section 404a of the Sarbanes-Oxley Act within the prescribed timeframe, we have initiated a project to improve the documentation and the evaluation of our internal control processes over financial information with the support of an expert company at the end of 2019. In addition, in order to make the information system, on which the management and production of financial information is based, more reliable, the plan aiming at transforming our information system initiated in 2019 took shape with the launch of our new Enterprise Resource Planning, or ERP, on August 1, 2020. In parallel of the implementation of these structural changes, the decision to return the commercial rights of Lumoxiti to AstraZeneca at the end of the year as well as personnel movements in the Finance team have affected our operations in general and more specifically the operations for producing financial statements.
The Company's management carried out an evaluation of the effectiveness of our internal control at the end of the year ended December 31, 2020. See "Item 15. Controls and Procedures."
Although we made significant improvement in terms of documentation and reliability of our internal control system, the controls covering the risks related to manual entry and complex and unusual transactions such as the return of the commercial rights of Lumoxiti to AstraZeneca and the revenue recognition related to our collaboration and licensing agreement with AstraZeneca concerning monalizumab did not prevent or detect a risk of material error. This deficiency, qualified as a material weakness, resulted in a material error on revenue in the year ended December 31, 2020, which was corrected prior to the publication of our financial statements.
Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim financial statements will not be prevented or detected and corrected on a timely basis.

Although we have identified corrective actions, if we do not successfully remediate these issues or if we fail to design and operate effective internal controls in the future, it could result in material misstatements in our financial statements, result in the loss of investor confidence in the reliability of our financial statements and subject us to regulatory scrutiny and sanctions, which in turn could harm the market value of our ordinary shares and ADSs.
We may encounter difficulties in managing the Company development and support changes in our strategy, which could disrupt our operations.
The opportunities taken, the decisions made, the successes and failures of our research and development programs and our operations in general can have significant impacts on our workforce and the scope of our operations.
The strong growth in our headcount over the last five years as well as the recent transformations of the Company, in particular in connection with the acquisition in 2018 of Lumoxiti, our first commercial product, have been accompanied by structural changes within the organization and its operating modes. Such rapid changes may lead to a deterioration in working conditions and the leave of employees, which could lead to a loss of knowledge and expertise, a decrease in the performance of our operations and therefore a reduced level of achievement of our objectives.
Moreover, in December 2020, the decision of returning Lumoxiti commercial rights to AstraZeneca was followed by an immediate reduction of our commercial operations and headcounts in the US. Although the Company gained some experience in the late stage development and marketing and commercialization of pharmaceutical products, such experience was short, and may not have resulted in a sufficient gain of skills to anticipate and tackle the marketing and commercialization of our other drug candidates.
In addition, in order to support the development of the Company and changes in strategy, we must continue to implement and improve our management, operational and financial systems, adapt our facilities and recruit and train qualified personnel. Due to our limited financial resources, we may not be able to effectively manage the development of our business, which could result in weaknesses in our infrastructure, operational errors, loss of business opportunities, loss of employees and reduced productivity of remaining employees. We may also experience difficulties in recruiting, training and retaining additional qualified personnel, particularly in key positions. Added to this is the fact that we are located in Marseille and are competing with other locations that potential recruits may find more attractive.
If we were to acquire assets or companies, the success of such an acquisition would depend on our capacity to carry out such acquisitions and to integrate such assets or companies into our existing operations. The implementation of such a strategy could impose significant constraints, including:
•human resources: recruiting, integrating, training, managing, motivating and retaining a growing number of employees;
•financial and management system resources: identification and management of appropriate financing and management of our financial reporting systems; and
•infrastructure: expansion or transfer of our laboratories or the development of our information technology system.
If we are unable to manage such changes or have difficulty integrating any acquisitions, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

We would need to hire new employees and expand our use of service providers.
As of December 31, 2020, we had 245 employees. As our development plans and strategies develop, we must need additional managerial, operational, marketing, financial and other personnel.
We currently rely, and for the foreseeable future will continue to rely, in part on certain independent organizations, partners, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, partners, advisors and consultants will continue to be available to us on a timely basis when needed, or that we can find qualified replacements. In addition, if we are unable to effectively manage our outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, our clinical trials may be extended, delayed, or terminated, and we may not be able to obtain regulatory approval of our product candidates or otherwise advance our business. There can be no assurance that we will be able to manage our existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.
If we are not able to effectively expand our organization by hiring new employees and expanding our groups of consultants and contractors, we may not be able to successfully implement the tasks necessary to further develop and commercialize our product candidates and, accordingly, may not achieve our research, development and commercialization goals.
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
An outbreak of a novel strain of coronavirus (i.e. COVID-19), which first emerged in the PRC in January 2020, has since spread to other parts of the world, including the United States and Europe. The Company has set up a multifunctional team to monitor this crisis by addressing various issues as outlined below. Despite our heightened vigilance, and given the evolving, unpredictable and unprecedented nature of this situation, even if certain risks are identified, we may not be able to identify and control them all.
The progress of ongoing clinical trials, whether conducted by the Company or by its institutional or industrial partners, may be impacted to an extent that is still uncertain in the coming months. Indeed, the situation remains heterogeneous according to the countries, regions or even hospitals where these clinical trials are conducted, in terms of the inclusion of new patients and the quality and completeness of the data from these trials. Even if improvements have been observed, such as the resumption of the Phase I clinical trial evaluating IPH5201 by AstraZeneca, the recruitment of new patients is still limited in some hospitals that have suspended or slowed down their participation and involvement in clinical trials testing our different drug candidates.
The Company has initiated a clinical development program in diseases related to COVID-19. The lack of knowledge of the pathologies related to this virus leads to a higher risk in the development of new drug candidates than the pathologies that the Company typically explores.
The situation could also compromise the manufacturing and supply chain for investigational drugs, drugs used in our clinical trials as combination agents or comparators or marketed drugs. This could delay the implementation of our clinical trials of our drug candidates. To date, no impact has been observed in the supply chain of key materials, including investigational or marketed drugs, but the Company continues to closely monitor the subcontractors involved in the various geographical areas where they operate or to which these materials transit.
From a regulatory perspective, clinical trial authorization procedures and marketing authorization procedures for drugs could also be delayed or the conditions for obtaining them modified.
The organization at our sites has been and is still adapting to the evolution of the situation, both internationally and locally, and in compliance with the health and safety measures dictated by the governments of the countries where the Company operates. During the first containment period, the Company's on-site activity was focused on the opportunity to develop our drug candidates in indications related to COVID-19, in order to limit the number of people on site and thus limit staff exposure. The activities that can be carried out from home have been maintained in their entirety thanks to the IT equipment already available within the Company. Since the end of this first containment period, research and development activities have resumed in their entirety on site within a short timeframe. This containment episode caused a delay of a few weeks, which was not significant given the nature of our activities. On the other hand, business travel by our personnel has been and continues to be reduced to a strict minimum, essentially impacting relations with healthcare personnel in hospitals, both for operations related to the conduct of our clinical trials and operations related to the commercialization of Lumoxiti, as discussed below. See section "—Any of our other product candidates, if approved and commercialized, may fail to achieve market acceptance by physicians, patients, third-party payors or the medical community to a degree that is necessary for commercial success."
From a financial standpoint:
•The delay in the development of our portfolio if the pandemic were to last or even increase could impact our cash flow: we would have to finance our developments over a longer period of time, without our cash consumption necessarily being much lower during the period in which our activities are impacted as described above;
•Potential milestone payments would be delayed accordingly; and
•Any clinical developments that might have been an opportunity to go to market would also be delayed accordingly.
In addition, the COVID-19 pandemic is having a significant and probably lasting impact on the global economy and financial markets, particularly the equity markets. This has already had an immediate effect on the fair value of the financial instruments in which we invest our cash, generating an unrealized loss that could materialize in the event of an urgent need for cash. More broadly, the economic and financial crisis may have an effect on our ability to finance ourselves in the markets.

To date, we believe that the most immediate risks in terms of probability of occurrence and impact are those related to clinical trials. The occurrence of some or all of the risks listed here could have an adverse effect on the Company's operations and financial condition and prospects.
Our internal computerized systems, or those of our third-party contractors or consultants, may fail or suffer security breaches and be subject to malicious intent or cyber-attack, which could result in a material disruption of our product development programs.
We have implemented a security policy that are both intended to secure our data against impermissible access and to preserve the integrity and confidentiality of the data. Despite the implementation of such security measures, including a cybersecurity program, our internal computer systems and those of our third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, and other sources. Moreover, part of our information system is “cloud”-based and thus is not fully under our control.
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
Our Research and Development facility and Headquarters in Luminy, France are exposed to forest fires
Our Research and Development facility and Headquarters in Luminy, France are exposed to forest fires. Luminy is an area on the outskirts of Marseille, composed in part of undeveloped hills covered with shrubs and pine trees. It is also located next to a natural park entirely covered by the same type of Mediterranean vegetation. Summers are hot and dry and this type of vegetation is prone to forest fires. Indeed, in September 2016, such a forest fire came relatively close to inhabited areas, including the Company's facilities, where employees had to remain confined for several hours.
In order to prevent the risk of fire, fire prevention measures are implemented, such as pruning shrubs in the surrounding green areas and implementing a maintenance plan for fire-fighting equipment. In addition, computer data backup and archiving measures are implemented, allowing the regularly backed-up data to be stored on the premises of a specialized service provider. In addition, rare biological material used by the Company has been identified, duplicated and stored at other sites, at the premises of specialized service providers.
However, these measures do not guarantee that another forest fire would not damage the Company's premises in Luminy, which would result in financial losses, development delays of various durations or even the suspension of the Company's activities.

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
Our success depends, in large part, on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to Lumoxiti and our product candidates. However, we may not be able to obtain, maintain or enforce our patents and other intellectual property rights which could affect our ability to compete effectively. For example, we cannot guarantee:
•that we will file all necessary or desirable patent applications or that we will obtain the patents that we have applied for and that are under review;
•that we will be able to develop new patentable product candidates or technologies or obtain patents to protect such new product candidates or technologies;
•that we or our licensing or collaboration partners were the first to make the product candidates or technologies covered by the issued patents or pending patent applications that we license or own;
•that we will be able to obtain sufficient rights to all necessary or desirable patents or other intellectual property rights, whether at all or on reasonable terms;
•that the scope of any issued patents that we own or license will be broad enough to protect Lumoxiti or our product candidates or effectively prevent others from commercializing competitive technologies and product candidates; and
•that there is no risk of our owned and licensed patents being challenged, invalidated or circumvented by a third-party.
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
•bear the potentially significant costs of proceedings brought against us;
•pay damages, which may include treble damages and attorney’s fees if we are found to have willfully infringed a third-party’s patent rights;
•cease developing, manufacturing and commercializing the infringing technology or product candidates; and
• acquire a license to such third-party intellectual property rights, which may not be available on commercially reasonable terms, or at all, and may be non-exclusive thereby giving our competitors and other third parties access to the same technologies licensed to us.
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
In addition, disputes may arise regarding intellectual property subject to a license agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•the extent to which our technology and processes infringe on intellectual property of the counterparty that is not subject to the license agreement;
•our diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our counterparties and us; and
•the priority of invention of patented technology.
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
Our trade and technical secrets include:
•certain unpatented technical expertise that we believe provides us with an advantage in conducting research and development work in our field;
•certain scientific knowledge generated by the work we carry out;
•certain information relating to the product candidates we are currently developing; and
•certain information relating to the agreements signed between us and third parties.
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
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•others may be able to make products that are the same as or similar to Lumoxiti and our product candidates or utilize similar technology but that are not covered by the claims of the patents that we license or may own in the future;
•we, or our license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;
•we, or our license partners or current or future collaborators, might not have been the first to file patent applications covering certain of our or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our owned or licensed intellectual property rights;
•it is possible that our owned or licensed pending patent applications will not lead to issued patents;
•issued patents that we hold rights to may be held invalid or unenforceable, including as a result of legal challenges by our competitors;
•our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;
•we may not develop additional proprietary technologies that are patentable;
•the patents of others may harm our business; and
•we may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.
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
Equity markets are subject to considerable price fluctuations, and often, these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, biotechnology companies’ share prices have been highly volatile and may continue to be highly volatile in the future. As we operate in a single industry, we are especially vulnerable to these factors to the extent that they affect our industry. Fluctuations in the stock market as well as the macro-economic environment could significantly affect the price of our ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for our ordinary shares and ADSs may be influenced by many factors, including:
•actual or anticipated fluctuations in our financial condition and operating results;
•actual or anticipated changes in our growth rate relative to our competitors;
•competition from existing products or new products that may emerge;
•announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•adverse results of delays in our or any of our competitors’ preclinical studies or clinical trials;
•adverse regulatory decisions, including failure to receive regulatory approval for any of our product candidates;
•the termination of a strategic alliance or the inability to establish additional strategic alliances;
•failure to meet or exceed financial estimates and projections of the investment community or that we provide to the public;
•issuance of new or updated research or reports by securities analysts;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•ordinary share and ADS price and volume fluctuations attributable to inconsistent trading volume levels of our ordinary shares and ADSs;
•price and volume fluctuations in trading of our ordinary shares on Euronext Paris;
•additions or departures of key management or scientific personnel;
•disputes or other developments related to proprietary rights, including patents, litigation matters and our ability to obtain patent and other intellectual property protection for our technologies;
•changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
•announcement or expectation of additional debt or equity financing efforts;
•sales of our ordinary shares or ADSs by us, our insiders or our other shareholders; and
•general economic and market conditions.
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
Provisions contained in our bylaws and French corporate law could make it more difficult for a third-party to acquire us, even if doing so might be beneficial to our shareholders. In addition, provisions of our bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
•under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French stock exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;
•under French law, a non-resident of France, as well as any French entity controlled by non-residents of France, may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of our ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of our share capital or voting rights or cross such 10% threshold;
•under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the EU are subject to prior authorization of the Ministry of Economy;
•a merger (i.e., in a French law context, a share for share exchange following which our company would be dissolved into the acquiring entity and our shareholders would become shareholders of the acquiring entity) of our company into a company incorporated in the European Union would require the approval of our Executive Board, as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
•a merger of our company into a company incorporated outside of the European Union would require 100% of our shareholders to approve it;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•our shareholders may in the future grant our Executive Board broad authorizations to increase our share capital or to issue additional ordinary shares or other securities (for example,

warrants) to our shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for our ordinary shares;
•our shareholders have preferential subscription rights on a pro rata basis on the issuance by us of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of our shareholders or on an individual basis by each shareholder;
•our Supervisory Board appoints the members of the Executive Board and shall fill any vacancy within two months;
•our Supervisory Board has the right to appoint members of the Supervisory Board to fill a vacancy created by the resignation or death of a member of the Supervisory Board for the remaining duration of such member’s term of office, and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on our Supervisory Board;
•our Executive Board can be convened by the chairman of the Executive Board or other members of the Executive Board delegated for this purpose;
•our Supervisory Board can be convened by the chairman or the vice-chairman of the Supervisory Board. A member of the Executive Board or one-third of the members of the Supervisory Board may send a written request to the chairman to convene the Supervisory Board. If the chairman does not convene the Supervisory Board 15 days following the receipt of such request, the authors of the request may themselves convene the Supervisory Board;
•our Supervisory Board meetings can only be regularly held if at least half of its members attend either physically or by way of videoconference or teleconference enabling the members’ identification and ensuring their effective participation in the Supervisory Board’s decisions;
•approval of at least a majority of the votes held by shareholders present, represented by a proxy, or voting by mail at the relevant ordinary shareholders’ general meeting is required to remove members of the Executive Board and/or members of the Supervisory Board with or without cause;
•the crossing of certain ownership thresholds has to be disclosed and can impose certain obligations;
•advance notice is required for nominations to the Supervisory Board or for proposing matters to be acted upon at a shareholders’ meeting, except that a vote to remove and replace a member of the Supervisory Board can be proposed at any shareholders’ meeting without notice;
•transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Regulation 596/2014 of April 16, 2014, as amended; and
•pursuant to French law, our bylaws, including the sections relating to the number of members of the Executive and Supervisory Boards, and election and removal of members of the Executive and Supervisory Boards from office may only be modified by a resolution adopted by two-thirds of the votes of our shareholders present, represented by a proxy or voting by mail at the meeting.

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
Based on our analysis of our income, assets, activities and market capitalization for our taxable year ended December 31, 2020, we believe that we were not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2020. However, there can be no assurance that we will not be a PFIC in the current year or for any future taxable year. Under the Code, a non-U.S. company will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If we are a PFIC for any taxable year during which a U.S. holder (as defined below under “Item 10E.—Taxation – Material U.S. Federal Income Tax”) holds our ordinary shares or ADSs, we will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares or ADSs, regardless of whether we continue to meet the PFIC test described above, unless the U.S. holder makes a specified election once we cease to be a PFIC. If we are a PFIC for any taxable year during which a U.S. holder holds our ordinary shares or ADSs, the U.S. holder may be subject to adverse tax consequences regardless of whether we continue to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. income tax consequences in the event we are classified as a PFIC, see the section of this Annual Report titled “Item 10E.—Taxation– Material U.S. Federal Income Tax Considerations”
If a United States person is treated as owning at least 10% of our ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
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
Item 4. Information on the Company.
A.    History and Development of the Company
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
We are registered at the Marseille Business and Company Registry (Registre du commerce et des sociétés) under the number SIREN 424 365 336 RCS Marseille. Our telephone number at our principal executive offices is +33 4 30 30 30 30. Our wholly-owned U.S. subsidiary is located at 2273 Research Boulevard, Suite 350, Rockville, MD 20850, United States.
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
Our capital expenditures in the years ended December 31, 2018, 2019 and 2020 primarily related to acquisitions and additional considerations linked to purchased licenses, and acquisitions of laboratory equipments. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
B.    Business Overview
Innate Pharma S.A. is a global, clinical-stage, oncology-focused biotech company dedicated to improving oncology treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer. Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates for cancers patients with high unmet medical need.
We have extensive experience in research and development in immuno-oncology, having been pioneers in the understanding of natural killer cells, or NK cells and benefited from leading antibody engineering capabilities, biology, and later expanding our expertise in tumor antigens targeting. We have developed, internally and through our business development strategy, a broad and diversified portfolio including four clinical product candidates and a robust preclinical pipeline. We have entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, to leverage their development capabilities and expertise for some of our candidates, and we have received upfront and milestone payments and equity investments from our collaborations of an aggregate of approximately $620 million over the last ten years. We believe our product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
The immune system is the body’s natural defense against invading organisms and pathogens and is comprised of two arms: the innate immune system and the adaptive immune system. Recent immunotherapy developments have focused on generating a tumor antigen-specific T cell response and have led to an unprecedented change in the treatment paradigm of many solid tumor cancers. Despite these successes, the breadth and durability of the clinical benefit achieved has been limited to a subset of patients and tumor types because of limited effect against solid tumors and toxicity. Our innovative approach to immuno-oncology aims to broaden and amplify anti-tumoral immune responses by leveraging both the adaptive and the innate immune systems.
The innate immune system is comprised of a variety of cells, including NK cells, which are involved in anti-cancer immunosurveillance through a variety of modalities. Activation of the innate immune system also helps trigger the adaptive immune system to elicit a response directed against specific antigens and can provide durable immune memory. Our scientific expertise, strategic collaborations and discovery engine harness the potential of the innate immune system.
We are developing a pipeline of innovative immunotherapies that we believe have the potential to provide significant clinical benefits to cancer patients. We are also applying our commercial, clinical and preclinical pipeline, when relevant, to inflammatory disease. The following table summarizes our current pipeline.
In addition to these product candidates, we have an active development pipeline with programs in the discovery and preclinical stages.
Our collaborations allow us to leverage the expertise and resources of large pharmaceutical companies and research institutions with the goal of accelerating the development of several of our product candidates while providing us with financing to expand the development of our proprietary product candidates. Over the last ten years we have received an aggregate of approximately $620 million in upfront and milestone payments and equity investments from our collaborations. Under our existing collaboration agreements and license agreements that become effective upon the exercise by our collaborators of options to license future product candidates, we may be eligible to receive an aggregate of approximately $5.4 billion in future contingent payments. With respect to the programs for which we have an existing collaboration or similar agreement, future contingent payments are dependent upon our achievement of specified development and sales milestones. With respect to the programs for which our collaborators have been granted an option, future contingent payments are dependent upon our collaborators exercising such options, which would result in up-front option exercise fees, and upon our achievement of specific development and sales milestones in those particular programs. The aggregate $5.4 billion in future contingent payments assumes that our collaborators exercise all of the options we have granted to them and that we achieve all related development, clinical, regulatory and sales milestones.

Our Strategy
Our goal is to harness the immune system for the treatment of oncological conditions with serious unmet medical needs. By leveraging our extensive experience in immuno-oncology research and development, we strive to continue to discover and develop a broad and diversified portfolio of first and best-in class immunotherapies across various therapeutic modalities. The key elements of our strategy include:
•Deliver our programs and improve patient outcomes in indications with high unmet medical need by building on our scientific discoveries.
◦Execute the clinical development of our wholly owned product candidate, lacutamab, for the treatment of patients with Sézary syndrome, MF and PTCL.
◦Drive the development of our proprietary portfolio, including the next generation asset NK cell engagers (NKCEs).
•Build a sustainable business.
◦Maximize the value of our partnered product candidates under our various collaboration, licence and option agreements, under which we may be eligible to receive up to an aggregate of approximately $5.4 billion in future contingent payments, including up-front option exercise fees and payments upon the achievement of specified development and sales milestones.
◦Invest in the ongoing clinical program of monalizumab for the treatment of SCCHN, including the ongoing Phase 3 Interlink-1 and the current Phase 2 clinical trial IPH201-203 in IO naïve SCCHN in combination with with cetuximab and durvalumab, which, together with the data from other current clinical trials performed by our partner, will inform further development and the potential path to market.
◦Explore the potential of our wholly owned product candidate, avdoralimab, to treat inflammatory-related diseases such as BP or severe cases of COVID-19, which have been shown to be related to dysregulation of inflammatory immune responses.
◦Continue to explore opportunities to accelerate the development of our proprietary pipeline programs through additional collaborations.
◦Combine our disciplined business development strategy with our immuno-oncology research and development capabilities to further expand our product portfolio.
◦Expand our pipeline of proprietary product candidates that target novel pathways in immuno-oncology using our internal development engine.
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
Once activated, the adaptive immune system responds with large numbers of effector cells directed against specific antigens and can provide durable immune memory. An adaptive immune response is highly specific to particular antigens expressed by pathogens or cancer cells, but it requires time to develop in a process known as priming. Key components of the adaptive immune system include antibodies, which are produced by B cells, bind to antigens and mark them for destruction by other immune cells, and T cells, which recognize antigens on diseased cells and then attack and eliminate them. The adaptive immune response is targeted and potent and has the potential to provide a long-lasting immune memory.
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

Cancer immunotherapy began with treatments that did not specifically activate the immune system, such as IL-2 and IFNa cytokines therapies, which had limited efficacy, significant toxicity or both. More recent immunotherapy developments have instead focused on the generation of a tumor antigen-specific T cell response, in particular by modulating the activity of inhibitory receptors expressed by T cells. This modulation can limit T cells expansion, such as with anti-CTLA-4 therapy, or limit their effector properties, such as with anti-PD-1 or anti-PD-L1 therapies. The therapeutic targeting of inhibitory receptors controlling T cell function has led to an unprecedented change in the treatment paradigm of many cancers in solid tumors, such as melanoma, non-small cell lung cancer and renal cell carcinoma, and in hematopoietic malignancies, such as Hodgkin lymphoma. Despite these successes, the breadth and durability of clinical benefit achieved has been limited to a subset of patients and tumor types.
The onset, maintenance and development of long-lasting, protective T cell responses are dependent on innate immune cells; NK cells which are lymphocytes of the innate immune system participate to this process.
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

1	NK cells are able to directly and selectively kill cells undergoing stress caused by a cancerous transformation or pathogen infection, a process called natural cytotoxicity.

Tumor or stressed cells
Direct lysis
CD8 T cell
Activation
Uptake of target
cell debris
Mature dendritic cell
Direct lysis or ADCC
Maturation
NK cell
Cytokines

2	NK cells can also kill target cells when they are coated by antibodies in a process called antibody-dependent cellular cytotoxicity (ADCC).
3	NK cells are also potent producers of cytokines, which are soluble molecules that recruit and activate an adaptive immune response by T cells through dendritic or other antigen-presenting cells, which in turn may enable the generation of immune memory against tumor cells.
By providing the initial catalyst for the multilayered immune response, the activation of the innate immune system through the targeting of NK cells could potentially result in an optimal anti-tumoral T cell response.

Our response to cancer: harnessing the innate immunity against cancer
We have developed a pipeline around the three main innovative strategies in modern immuno-oncology:
•The first of these strategies is to directly target cancer cells though an antibody targeting a tumor antigen and causing its destruction. Lacutamab and the NKCE format antibodies such as IPH61 use this strategy.
•Another strategy, known as immuno-oncology, consists in unleashing the immune system. We have developed two approaches to immune-oncology:
◦Checkpoint inhibitors: the development of antibodies that target immune checkpoints has been one of the greatest advances in cancer treatment over the last 10 years. Notably, the current approved checkpoint inhibitors target the CTLA-4 and PD-1/PD-L1 pathways on T cells. These treatments have shown an ability to activate T cells, shrink tumors and improve patient survival in a broad range of tumors. We are developing broad spectrum checkpoint inhibitors targeting inhibitory checkpoints expressed on several cell types in order to potentially increase the breadth and quality of anti-tumor response. Our most advanced checkpoint inhibitor product candidate, monalizumab, is potentially a first-in-class, dual checkpoint inhibitor designed to activate both tumor-infiltrating NK cells and CD8+ T cells, likely resulting in increased effector functions and greater killing of the tumor by the immune system. We have partnered with AstraZeneca to develop this product which is currently being tested in Phase 3.
◦Tumor’s microenvironment (TME): the TME can inhibit both innate and adaptive immune responses either by producing or degrading key metabolites or by recruiting suppressive cells, or both. For example, adenosine is one of the components of the TME that most broadly affects immune response. It is produced by the sequential degradation of extracellular adenosine triphosphate, or ATP, by the following two enzymes: first CD39, which degrades the ATP into adenosine monophosphate, or AMP, and then second, CD73, which impairs the AMP into adenosine. For this reason, this pathway has attracted significant development efforts that have been focused primarily on the downstream part of the adenosine degradation cascade, CD73 and the adenosine receptors. We are developing a potentially best-in-class anti-CD73 antibody, and have also focused on the upstream part of the cascade, CD39, in order to block the production of immunosuppressive adenosine and increase the pool of immuno-stimulatory extracellular ATP. We believe this approach is also potentially mechanistically synergistic with many therapies, particularly with our checkpoint inhibitor and tumor-targeting product candidates and programs.
We are using our leading antibody engineering capabilities to generate classic antibody formats as well as innovative first-in-class antibody-derived drug candidates and synthetic molecules such as NKCEs, to harness the anti-tumor activity of NK cells.
Antigen-targeting antibody development is highly dependent upon several factors, including the pattern of expression of the target and the intended mechanism of action. We are targeting tumor antigens that are generally highly-expressed in tumor tissues but poorly-expressed in healthy tissues in order to develop product candidates through two approaches:
•Our most advanced proprietary program, lacutamab, is a potentially first-in-class tumor-targeting antibody targeting KIR3DL2, seeking to induce the killing of cells expressing the tumor antigen. We are developing lacutamab for the treatment of various forms of TCL, such as CTCL, including its aggressive subtype, Sézary syndrome, and PTCL.

•We have also developed a proprietary multi-specific antibody format that leverage an activating receptor, NKp46. Our multi-specific antibodies co-engage both NKp46, with or without CD16, and the tumor antigen. This approach has the potential to more effectively mobilize NK cells than anti-tumor cytotoxic antibodies because, in the TME of many solid tumors, CD16, the receptor mediating the killing of tumor cells by IgG1 antibodies, can be downregulated on NK cells whereas NKp46 expression is conserved on tumor-infiltrating NK cells. On January 4 2021, we announced that Sanofi had made the decision to progress IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. IPH6101/SAR443579 is an NKp46-based NK cell engager (NKCE) using Innate’s proprietary multispecific antibodies format. We are currently pursuing this innovative approach with a second undisclosed target with Sanofi and another undisclosed target with AstraZeneca, and proprietary targets. We believe that bridging innate effector cells with the tumor antigen through a multi-specific molecule has the potential to overcome limitations of current strategies focused on artificially redirecting T cells towards the tumors, either with chimeric antigen receptor (CAR) T cells or T cell engagers. Although these current strategies have had significant success in certain hematologic malignancy indications, they are often associated with serious adverse events including cytokine release syndrome and neurologic complications. Data from our preclinical studies suggest that our NKp46-NKCEs are not associated with inflammatory cytokine release and exhibit anti-tumoral activity in solid tumor mouse models, providing a rationale for investigating the impact of NKCE in patients beyond hematologic malignancies.

Suboptimal Killing
NK cell
Tumor cell
CD16
Antigenic Target
NKp46
NKCE
Optimized Killing

Our Product Pipeline
Lacutamab (IPH4102), a Tumor Targeting Anti-KIR3DL2 Antibody
a.Mechanism & Rationale
We are developing our wholly owned product candidate lacutamab for the treatment of certain subtypes of T-Cell Lymphoma (TCLs), including Cutaneous T-Cell Lymphoma (CTCL) and Peripheral T-Cell

Lymphoma (PTCL). Lacutamab is designed to bind to the KIR3DL2 receptor and to kill cancer cells by Antibody Directed Cell Cytotoxicity (ADCC), as illustrated in the following figure.
KIR3DL2 is a receptor of the Killer Immunoglobulin like Receptor (KIR) family. In our preclinical studies, we have observed that KIR3DL2 is not expressed on healthy tissues, except on a subset of NK cells (36%) and T cells (12% of CD8+ and 4% of CD4+) (IPH internal data). In addition, KIR3DL2 is expressed in T-cell lymphoma. 65% of CTCL patients express KIR3DL2 and approximately 50% of patients with MF, the most common type of CTCL, also express KIR3DL2 (Battistella, 2017). This frequency increases for the most aggressive CTCL subtypes, including 90% of Sézary syndrome (Roelens, 2019). Lastly, approximately 50% of patients with PTCL also express KIR3DL2 (Cheminant, ICML Meeting, 2019).
In January 2019, the FDA granted lacutamab Fast Track Designation for the treatment of adults with Relapsed/Refractory (R/R) Sézary syndrome who have received at least two prior systemic therapies. Lacutamab has also been granted orphan drug designation for the treatment of CTCL in the European Union and in the United States. In May 2019, we initiated a Phase 2 clinical trial evaluating lacutamab in different subtypes of TCL.
In November 2020, Innate Pharma received Priority Medicines (PRIME) designation from the EMA for lacutamab, for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies. PRIME designation supports the potential for lacutamab to benefit Sézary Syndrome patients in need of new treatment options. The PRIME designation is based on efficacy data in relapsed or refractory SS patients from the completed Phase 1 dose escalation and expansion trial, and is supported by safety data in SS patients from both the Phase 1 trial and ongoing Phase 2 TELLOMAK clinical trial.
b.Indication
i.Cutaneous T Cell Lymphoma
CTCL is a heterogeneous group of non-Hodgkin’s lymphomas that are characterized by the abnormal accumulation of malignant T cells, primarily in the skin. CTCL accounts for approximately 4% of all non-Hodgkin’s lymphomas and has a median age at diagnosis of 55 to 60 years (Dobos, 2020; Fuji, 2020). There are approximately 2,200-4,000 new CTCL cases diagnosed per year in Europe and the United States combined (SEER Cancer Statistics Review 1975-2017; Dobos, 2020; Zhang, 2019; Gilson, 2019). The most common type of CTCL is mycosis fungoides, or MF, accounting for approximately half of all CTCLs (Dobos, 2020, Bradford, 2009). Sézary syndrome, characterized by the presence of lymphoma cells in the blood, is a CTCL subtype with a particularly poor prognosis. The following table outlines the most common CTCL types, their frequency as a percentage of all cases of CTCL (Dobos, 2020), and the prognosis (WHO-EORTC classification 2018 : Willemze2019).

CTCL Type	Frequency (%) Worlwide	5-year disease-specific survival (%)
Mycosis fungoides	62	88
Primary cutaneous CD30+ lympho-proliferative disorders	16	95-99
Primary cutaneous CD4+ small/medium T-cell lymphoproliferative disorder	2	100
Mycosis fungoides variants	6	75-100
Sézary syndrome	3	36
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
Two new drugs have recently been approved for the treatment of CTCL:
•Brentuximab vedotin (marketed as Adcetris), has been approved by the FDA for the treatment of patients with primary cutaneous anaplastic large cell lymphoma, or pcALCL, or CD30-expressing MF who have received prior systemic therapy. In Europe, brentuximab vedotin is indicated for the treatment of adult patients with R/R CD30+ CTCL who require systemic therapy. The response rate to brentuximab vedotin was 67% compared to 20% in the control group (physician’s choice of either methotrexate or bexarotene) and the median progression-free survival was 16.7 months compared to 3.5 months for the control group. Brentuximab vedotin was associated with a 45% risk of peripheral neuropathy, which led to a discontinuation of the treatment in 12% of the patients and the inclusion of a warning on the label (Prince, 2017). Brentuximab vedotin is not approved in Sézary syndrome.
•Mogamulizumab (marketed as Poteligeo), has been approved by the FDA and the EMA for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy. The response rate to mogamulizumab was 28%, compared to 5% in the control group (vorinostat), and the median progression-free survival was 7.6 months compared to 3.1 months for the control group. The most common AEs were rash, infusion-related reactions, fatigue, diarrhea, upper respiratory tract infection and musculoskeletal pain (Kim, 2018).
Although these new treatments represent progress in the treatment of CTCL, they are still associated with the safety and efficacy limitations observed in their respective clinical trials. Further, even with these options, the vast majority of these treated patients eventually relapse and the overall survival rate remains poor.
ii.Peripheral T-Cell Lymphoma
PTCL is a diverse group of aggressive non-Hodgkin’s lymphomas that develop from mature T cells and NK cells. PTCL arises in the lymphoid tissues outside of the bone marrow, such as in the lymph nodes,

spleen, gastrointestinal tract and skin (Hsi, 2017). The various PTCL types, their frequency as a percentage of all TCL cases (Hsi, 2017), and prognosis (Vose, 2018) are shown in the following table.

PTCL Type	Frequency (%) U.S	5-year overall survival (%)
PTCL not otherwise specified	32	32
Angioimmunoblastic	16	32
Anaplastic large cell lymphoma, or ALCL, ALK positive	6	70
Anaplastic large cell lymphoma, ALK negative	11	49
Irrespective of the specific regimen used (single agent chemotherapy or combination chemotherapy including GemOx), patients with R/R PTCL typically experience a poor outcome, with a median progression-free survival and overall survival of 3.1 months and 5.5 months, respectively (Mak, 2013).
Multi-agent chemotherapy is the recommended first line treatment for the majority of patients with PTCL. Brentuximab vedotin is approved in combination with first line chemotherapy for patients with CD30-positive PTCL. For patients who are eligible, subsequent stem cell transplantation is a potentially curative option but it is limited to a minority of patients. Despite these treatments, a high proportion of patients need second line therapy. Belinostat (marketed as Beleodaq), pralatrexate (marketed as Folotyn) and romidepsin (marketed as Istodax) have each been approved by the FDA in this setting, but efficacy is generally limited. In the respective non-randomized clinical registration trials, the response rate to belinostat, pralatrexate and romidepsin were each less than 30%, and the median duration of response was approximately 10 months for belinostat and pralatrexate (O'Connor, 2015 ; O'Connor, 2011; Coiffier, 2012). None of these treatments have been approved by the EMA.
In fact, despite these approvals, current treatment guidelines (NCNN 2021) recommend participation in a clinical trial as a preferred option for patients with relapsed PTCL after first line treatment. If clinical trials are not available, a chemotherapy combination of gemcitabine and oxaliplatin, or GemOx, is listed as one of the preferred treatment combinations (ESMO Lymphoma Guidelines). Several studies have been published on the role of GemOx in patients with relapsed lymphoma and it is one of the most widely used regimens for this patient population in the United States, Europe and Asia (Mounier, 2013; Yamaguchi, 2012).
c.Preclinical Development
Recent preclinical data presented in June 2019 support the rationale of evaluating the potential of lacutamab in larger subsets of patients with TCL. The findings demonstrate that KIR3DL2 is expressed in multiple subtypes of PTCL and that the incubation of TCL cell lines with a chemotherapy regimen consisting a combination of gemcitabine and oxaliplatin, or GemOx, enhanced KIR3DL2 expression. Moreover, we observed that the combination of lacutamab and GemOx improved anti-tumor activity against a KIR3DL2-positive T-cell line in vitro.
Additionally, we believe this preclinical data supports the potential expansion of the lacutamab development program into Adult T-cell leukemia/lymphoma, or ATLL, which is mostly prevalent in Asia, particularly in Japan. The data demonstrates that KIR3DL2 expression is mainly associated with the ATLL acute subtype, a subtype that is the most frequently observed and associated with the poorest prognosis.

d.Clinical results
i.Phase I Clinical Trial
In November 2015, we began a Phase 1 dose-escalating and cohort expansion clinical trial to evaluate lacutamab for the treatment of advanced CTCL. The trial was completed in April 2020, and enrolled 44 patients, including 35 patients with Sézary syndrome and 8 patients with mycosis fungoides. The primary objective of the trial was to evaluate lacutamab safety, and to identify DLTs and the maximum tolerated dose. Data from this trial were presented at the 2018 meeting of the American Society of Hematology, and reported in Lancet Oncology in 2019 by Bagot et al. We reported clinical activity in the subgroup of 35 Sézary syndrome patients, including an observed overall response rate of 42.9%, median duration of response of 13.8 months, median progression-free survival of 11.7 months and approximately 90% of patients experienced an improved quality of life. The overall response rate appeared to be higher (53.6%) in the 28 patients with no histologic evidence of large cell transformation. Clinical activity was associated with a substantial improvement in quality of life as assessed by the Skindex29 and Pruritus Visual Analog Scale scores. In a post-hoc analysis of seven patients with Sézary syndrome who were previously treated with mogamulizumab, three (43%) achieved a global overall response and three others had stable disease as best response. The remaining patient had a progressive disease.The median duration of response in these patients was 13.8 months and median progression-free survival after five progression-free survival events was 16.8 months.
Lacutamab was generally well tolerated. The most common AEs were peripheral edema (27%) and fatigue (20%), all of which were grade 1 or 2. Lymphopenia was the most frequent IPH4102-related adverse event and occurred in six (14%) patients (three (7%) grade 3). One patient developed possibly treatment-related fulminant hepatitis 6 weeks after lacutamab discontinuation and subsequently died. However, the patient had evidence of human herpes virus-6B infection. Six possibly treatment-related, grade 3 or above adverse events were observed in five patients (11%) and only four patients (9%) stopped treatment as a result of an adverse event. One patient stopped treatment because of grade 2 peripheral neuropathy, one patient stopped treatment because of grade 3 general malaise, one patient because of grade 3 skin pain and one patient stopped treatment because of several adverse events, including renal injury, respiratory failure, dysphagia and sepsis.
e.Planned clinical trial
Below is a summary of our planned clinical trials of lacutamab.

Trial	Status	Sponsor	Number of Patients in Trial	Indication(s)
Phase 2 clinical trial (TELLOMAK)	Ongoing	Innate Pharma	up to 150	Sézary syndrome and MF Monotherapy
Phase 1b clinical trial	Planned	Innate Pharma	20 initially + 20 depending on preliminary data	relapse PTCL that express KIR3DL2 Monotherapy
Phase 2 clinical Trial	Planned	LYSA	56	relapse/refractory PTCL that express KIR3DL2 Randomized: Combination lacutamab + GEMOX vs GEMOX
i.Phase 2 Clinical Trial (TELLOMAK)
In May 2019, we initiated a global, open-label, multi-cohort Phase 2 clinical trial, known as TELLOMAK. This clinical trial is being conducted at 12 sites in the United States, pursuant to an IND accepted by the FDA in January 2019, and at 20 sites in France, pursuant to approval by ANSM in

February 2019, and in Germany, Italy, Spain and the United Kingdom. In this trial, we are evaluating lacutamab alone. We expect to recruit up to approximately 150 patients, with lacutamab evaluated as a single agent in approximately 60 patients with Sézary syndrome who have received at least two prior treatments, including mogamulizumab (Cohort 1), as a single agent in approximately 90 patients with MF who have received at least two prior systemic therapies. The MF arm will be comprised of two cohorts, testing lacutamab in KIR3DL2 expressing and non-expressing patients (respectively Cohort 2 and 3). These cohorts will follow a Simon 2-stage design that will terminate if treatment is considered futile. The following graphic depicts the trial design:
The primary endpoint of the trial is objective response rate, measured using the 2011 Olsen criteria for CTCL . Key secondary measures include incidence of treatment-emergent AEs, the effect of skin disease on quality of life as measured by the Skindex29 questionnaire, pruritus as measured by the Visual Analog Scale, progression-free survival and overall survival. The results of the dedicated Sézary syndrome cohort may support a future BLA submission to the FDA.
In November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including the lacutamab batch used for the TELLOMAK Phase 2 clinical trial assessing lacutamab in multiple indications. Impletio Wirkstoffabfüllung GmbH decided to withdraw the certificates of conformance even though the compliance of its manufacturing site with GMP has been confirmed by two on-site inspections performed by a local regulator before and after we began to work with them. Impletio Wirkstoffabfüllung GmbH also filed for bankruptcy.
Following this, we have been in discussions with US and European national regulatory authorities regarding GMP deficiencies at our manufacturing subcontractor site that managed the fill and finish operations of the lacutamab clinical vials for TELLOMAK.
In January 2020, we reactivated the TELLOMAK trial in Sézary syndrome and MF in France and in the United Kingdom, following authorization by the respective national authorities.

In June 2020, the US FDA lifted the partial clinical hold placed on the TELLOMAK phase 2 clinical trial, based on a quality assessment of a new GMP-certified batch successfully manufactured for the lacutamab clinical development program, including the TELLOMAK trial.
Regulatory agencies in Spain, Germany and Italy also lifted, in the third quarter of 2020, their partial clinical holds on the TELLOMAK trial, enabling us to resume recruitment of the trial in these countries.
There were no safety issues related to the trial medication. This is consistent with the review conducted by the Independent Data Monitoring Committee (IDMC), which concluded there were no safety issues related to lacutamab, and the product appeared to be well-tolerated among current patients enrolled in the trial. Lacutamab fill and finish manufacturing operations have been transferred to new CMOs.
The TELLOMAK Phase 2 clinical trial, is now fully open to enrollment in all countries that had a partial regulatory hold following the successful resolution of Good Manufacturing Practice issues.
In February 2021, the Company announced that lacutamab demonstrated a positive early signal in Cohort 2 testing lacutamab in KIR3DL2 expressing MF patients in the TELLOMAK trial. This cohort reached the pre-determined number of responses needed to advance to stage 2, allowing the Company to recruit additional patients.
We expect to start sharing preliminary efficacy data from the TELLOMAK trial for mycosis fungoides in 2021 and Sézary syndrome in 2022.
ii.Clinical trials in PTCL
The Company is launching a multi-pronged strategy to evaluate lacutamab in KIR3DL2 expressing PTCL.
A multi center phase 1b monotherapy trial evaluating lacutamab in relapsing KIR3LD2 expressing PTCL patients. This trial will recruit patients in the United States. Approximately 20 patients will be initially included in the study, and 20 more may be added based on safety and preliminary level of clinical activity. The primary endpoint will be safety.
Lacutamab will also be evaluated by LYSA, the Lymphoma Study Association, in an investigator-sponsored randomized phase 2 study in relapsed/refractory KIR3DL2 expressing PTCL patients, to evaluate lacutamab in combination with GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone. This study, named KILT (anti-KIR in T-Cell Lymphoma), will recruit 56 patients in Europe. The primary endpoint will be clinical activity.
Monalizumab, a Dual Checkpoint Inhibitor Targeting T Cells and NK Cells
a.Mechanism & Rationale
Monalizumab (IPH2201) is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells. NKG2A is an inhibitory receptor for HLA-E. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies (André et al, Cell 2018). The following illustration provides an overview of monalizumab’s mechanism of action:

b.Rationale for combinations with monalizumab
We are primarily focused on investigating monalizumab in combination with other approved anti-cancer agents, including:
•Cetuximab, an antibody directed against EGFR, is used for the treatment of metastatic CRC and SCCHN. In preclinical models, cetuximab has been observed to bind to EGFR on tumor cells and thereby trigger ADCC by NK cells. However, the efficacy of ADCC is inhibited by NKG2A engagement with HLA-E. Our preclinical data support our hypothesis that monalizumab, by blocking the binding of NKG2A to HLA-E, could enhance the therapeutic activity of cetuximab.
•Durvalumab is an antibody directed against PD-L1. PD-L1 and HLA-E are both up-regulated on many cancer cells, and they have both been observed to suppress tumor immune response and contribute to tumor progression. Our preclinical data support our hypothesis that a monalizumab and durvalumab combination therapy may result in a greater anti-tumor immune response than durvalumab alone by blocking both the PD-1/PD-L1 and the NKG2A/HLA-E inhibitory pathways.
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

Blockade of one checkpoint pathway to potentiate NK cell activation
Combined blockade of non-redundant checkpoint pathways to unleash NK and T cells
Tumor cell
HLA-E
Monalizumab
HLA-E
EGFR
PD-L1
Monalizumab
NKG2A
Inhibition
CD16
Cetuximab
Activation
NK cell
Durvalumab
PD-1
Inhibition
NKG2A
Inhibition
NK cell
CD8⁺ T cell

The rationale for these combinations is further supported by the favorable tolerability profile of monalizumab that we observed in preclinical studies and earlier clinical trials, suggesting that monalizumab is generally not expected to negatively impact the safety profile of the combination partner drugs.
c.Indication
We are evaluating the efficiency of monalizumab in clinical trials in collaboration with AstraZeneca in multiple advanced solid tumors. Innate has been responsible for the development in head and neck squamous cell carcinoma (SCCHN), an indication where monalizumab is currently evaluated in combination with cetuximab in a phase 3 trial sponsored by AstraZeneca. In addition, AstraZeneca has conducted other trials in cancer indications, such as colorectal cancer (CRC) and lung cancer.
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
The standard of care for patients with recurrent metastatic or unresectable recurrent head and neck squamous cell carcinoma (R/M SCCHN) has evolved in the past few years.
For first‑line (1L) treatment of R/M SCCHN, the EXTREME regimen (combination of cetuximab with platinum and fluorouracil (5-FU) followed by cetuximab until progression or intolerance) has been the standard of care in the European Union and the USA. Recently, pembrolizumab received United States Food and Drug Administration (US FDA) approval as a single agent for the 1L treatment of patients with metastatic or with unresectable, recurrent SCCHN whose tumors express programmed cell death ligand-1

(PD‑L1; combined positive score [CPS] ≥ 1) or in combination with platinum and 5-FU for the 1L treatment of patients with R/M SCCHN regardless of the tumor PD-L1 status.
For second-line treatment of patients with R/M SCCHN progressing after platinum-based therapy, cetuximab was approved by the US FDA in 2006. In 2016, the US FDA granted approval to pembrolizumab (under accelerated approval) and another PD-1 inhibitor nivolumab in patients with R/M SCCHN with disease progression on or after platinum therapy.
However, many patients continue to fail to respond to these treatments and outcomes in patients with SCCHN remain poor. Treatment for patients with R/M SCHNN who progress after receiving a PD-1 inhibitor, such as pembrolizumab/nivolumab monotherapy or pembrolizumab in combination with platinum-based chemotherapy, is not clearly defined in the 1L or 2L setting. As no treatment strategies in the immunotherapy-refractory disease setting are currently approved, there is a large unmet need for new treatment options in patients who have progressed after receiving an immune checkpoint inhibitor (anti-PD-1).
d.Clinical development plan
i.Overview
Monalizumab is being investigated for the treatment of SCCHN, CRC and other tumor types. Below is a summary of ongoing clinical trials in oncology that we or our collaborator, AstraZeneca, are conducting, as well as investigator-sponsored trials that are evaluating monalizumab.

Phase	NCT Number	Other ID	Sponsor	Estimated enrollment	Estimated Study Start Date	Interventions	Conditions	Primary Outcome Measures
Phase 3	NCT04590963	INTERLINK-1 D7310C00001	AstraZeneca	600	October 2, 2020	Monalizumab + Cetuximab vs Cetuximab + Placebo	R/M SCCHN post IO, post platinum	Overall Survival
Phase 1 Phase 2	NCT02643550	IPH2201-203	Innate Pharma	140	December 2015	Phase 1b: Dose escalation (monalizumab + Cetuximab)	R/M SCCHN post platinum	Occurrence of Dose Limiting Toxicities
						Phase 2: Expansion cohort 1 (monalizumab + Cetuximab)	R/M SCCHN post platinum	Objective Response Rate
						Phase 2: Expansion cohort 2 (monalizumab + Cetuximab)	R/M SCCHN post IO, post platinum	
						Phase 2: Expansion cohort 3 (monalizumab + Cetuximab + Durvalumab)	R/M SCCHN IO naive	
Phase 2	NCT03088059	UPSTREAM EORTC-1559-HNCG|2017-000086-74	European Organisation for Research and Treatment of Cancer - EORTC	340	November 16, 2017	Cohort I1 (monalizumab)	R/M SCCHN post platinum	Progression Free Survival Rate at week 16 - Objective response Rate at week 16
						Cohort I2 (monalizumab + durvalumab)		
Phase 1 Phase 2	NCT02671435	D419NC00001	AstraZeneca	383	February 22, 2016	Part 1 - Dose escalation (including Monalizumab)	Advanced solid tumours	Occurrence of Drug Limited Toxicities - Number of patients with changes in vital signs from baseline - Occurrence of adverse events - Number of patients with changes in electrocariogram from baseline - Occurrence of serious adverse events - Number of patients with changes in laboratory parameters from baseline - Objective Response Rate
						Part 2 - Dose expansion (including Monalizumab)	Selected advanced solid tumors	
						Part 3 - Dose Exploration (including Monalizumab)	MSS-CRC	
Phase 2	NCT03822351	COAST D9108C00001	AstraZeneca	189	December 19, 2018	Durvalumab alone vs durvalumab in combination with novel agents (including Monalizumab)	locally advanced, unresectable, Stage III non-small cell lung cancer	Objective Response rate as a measure of antitumor activity of durvalumab alone vs durvalumab in combination with novel agents
Phase 2	NCT03794544	NeoCOAST D9108C00002	AstraZeneca	80	March 8, 2019	Neoadjuvant durvalumab alone or in combination with novel agents (including Monalizumab)	Resectable Early Stage Non Small Cell Lung Cancer	Major Pathological Response rate
Phase 2	NCT03833440	PIONeeR 2018-21|2018-000914-39	APHM	120	October 8, 2019	Durvalumab combined with experimental precision immunotherapies (including Monalizumab)	Advanced Non-small Cell Lung Cancer Patients With PD-1 ICI Resistance	12-week Disease Control Rate
Phase 1	NCT02921685	PIRAT-IPC 2015-018	Institut Paoli-Calmettes	18	November 28, 2016	Monalizumab	Hematologic Malignancies	Occurence ratio of dose-limiting toxicity
Phase 2	NCT04307329	MIMOSA N19MIM	The Netherlands Cancer Institute	38	April 1, 2021	Monalizumab + Traztuzumab	Breast Cancer	Response

ii.Clinical development plan in Head and Neck cancer
Innate and AstraZeneca have evaluated monalizumab in combination with cetuximab in R/M SCCHN IO naïve or IO pretreated in a Phase 1b/2 study (IPH2201-203). Based on the results and the unmet need in the IO-pretreated population, AstraZeneca and Innate elected to advance this program to a Phase 3 study (INTERLINK-1). Dosing of the first patient in this trial has triggered a $50 million milestone payment from AstraZeneca to Innate in October 2020. Innate and AstraZeneca are pursuing the evaluation of monalizumab in combination with cetuximab and durvalumab in R/M SCCHN IO naïve in the Phase 2 portion of the IPH2201-203 study.
•IPH2201-203
IPH2201-203 is an open-label, Phase 1b/2 clinical trial in combination with cetuximab and/or durvalumab in patients with R/M SCCHN. This study is sponsored by Innate Pharma. It includes:
•a Phase 1b dose-escalation portion
•a Phase 2 portion comprising three expansion cohorts:
◦Expansion Cohort 1, which enrolled 43 patients, evaluated the combination of monalizumab and cetuximab in patients with R/M SCCHN who had been previously treated with chemotherapy alone or chemotherapy followed by checkpoint inhibitors;
◦Expansion Cohort 2, which enrolled 41 patients and is evaluating the combination of monalizumab and cetuximab in patients with R/M SCCHN who have received a maximum of two prior systemic regimens in the R/M setting and with prior exposure to a PD-(L)1 inhibitor (who we refer to as IO-pretreated patients); and
◦Expansion Cohort 3, which enrolled 40 patients, began recruiting in April 2019 and is evaluating the combination of monalizumab, cetuximab and durvalumab in IO-naïve patients with R/M SCCHN.
•INTERLINK-1
INTERLINK-1 is a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab vs. placebo and cetuximab that will enroll approximately 600 patients with recurrent or metastatic head and neck squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”). This study is sponsored by AstraZeneca.
The primary endpoint is overall survival (OS) with secondary endpoints including progression-free survival (PFS), ORR, duration of response (DoR), safety and quality of life.
e.Clinical results
i.Head and Neck cancer: IPH2201-203 study
•Phase 1b dose-escalation
In the Phase 1b dose-escalation portion of the clinical trial, 17 patients with R/M SCCHN were evaluated across five dose levels of monalizumab (0.4, 1.0, 2.0, 4.0 and 10.0 mg/kg), which was administered every two weeks, in combination with cetuximab, which was administered intravenously with an initial dose of 400 mg/m2 and subsequent doses of 250 mg/m2. The combination was well tolerated with no additional safety concerns compared to monalizumab or cetuximab alone. The recommended Phase 2 dose of monalizumab in combination with cetuximab was established as 10 mg/kg, administered intravenously every two weeks.

•Phase 2: Expansion cohort 1
The primary endpoint for the Phase 2 portion of the trial is objective response rate, which is measured as the rate of patients who had a complete or partial response according to RECIST 1.1. Secondary endpoints for the Phase 2 portion of the trial include duration of response, progression-free survival and overall survival.
As of April 30, 2019, 40 patients were enrolled globally. Monalizumab and cetuximab combination demonstrated an acceptable safety profile. The trial was declared positive, as the required predefined number of at least 8 responses was reached with an ORR of 27.5% (36% and 17% in IO naïve and IO pretreated patients, respectively). With a median follow-up of 17 months (mo), median OS is 8.5 mo with a trend for improved survival in IO-pretreated pts (14.1 mo in IO-pretreated patients and 7.8 in IO naïve patients, respectively) and 12 mo OS rate of 44% (60% in IO-pretreated and 32% in IO naïve patients, respectively). The following figures show PFS and OS in all patients and by previous IO.

Progression-Free Survival

Median = 4.5 mo (3.7–5.8)
N of events = 37
N = 40
Months

Overall Survival

Median = 8.5 mo (7.5–16.4)
N of events = 28
N = 40
Months

Progression-Free Survival

No prior IO [N = 22; Median = 3.9 (3.5–6.9) mo]
Prior IO [N = 18; Median = 5.1 (3.5–8.8) mo]
Months

Overall Survival

No prior IO [N = 22; Median = 7.8 (6.9–15.8) mo]
Prior IO [N = 18; Median = 14.1 (8.0– NA) mo]
Months

An additional cohort of 40 patients (expansion cohort 2) with R/M SCCHN who have received both platinum-based chemotherapy and anti-PD(L)1 has been conducted to confirm the preliminary results observed in this subgroup, a population with a continued high unmet medical need.
•Phase 2: Expansion cohort 2
As of August 31, 2020, 40 patients with R/M SCCHN post platinum and anti-PD-(L)1 were included in cohort 2 in the United States and France. Median duration of follow-up (FU) was 13.1 months (range 7.9-15.9). The tables below show the responses, the PFS and OS of patients enrolled in cohort 2.

In cohort 1 of the study, 19 patients were enrolled with the same selection criteria and similar characteristics as cohort 2 and received platinum and post anti-PD-(L)1. An exploratory analysis combining these patients to those enrolled in cohort 2 is provided in the figure below.
The monalizumab and cetuximab combination therapy demonstrates a good safety profile and promising activity in R/M SCCHN post platinum and post anti-PD-(L)1 where no treatment options were currently approved. In this population with a high medical need, we observed a high response rate of 20% and promising 6- and 12-month OS of 80% and 33% with monalizumab combined with cetuximab.
Based on these results, a randomized Phase 3 trial is underway to evaluate the combination monalizumab + cetuximab versus cetuximab+placebo in R/M SCCHN post platinum and post anti-PD-(L)1 patients.
ii.Phase 1/2 Clinical Trial in Solid Tumors, including Colorectal Cancer (in combination with durvalumab) : D419NC00001
Since February 2016, AstraZeneca has been evaluating monalizumab in combination with durvalumab in a Phase 1/2 clinical trial with up to 381 adults with advanced solid tumor malignancies. The primary endpoint of the trial is safety, with anti-tumor efficacy being a key secondary endpoint. Other secondary endpoints include response duration, progression-free survival, overall survival, pharmacokinetics, pharmacodynamics, and immunogenicity of a monalizumab and durvalumab combination.
•Advanced solid tumors: MSS-CRC
In June 2018, at the annual meeting of the American Society of Clinical Oncology, or ASCO, the trial investigators presented clinical data showing preliminary anti-tumor activity in patients with R/M MSS-CRC (MicroSatellite Stables), a population historically unresponsive to PD-(L)1 blockade. 40 patients were evaluable for safety and 39 were evaluable for efficacy. Thirty-five (88%) patients had two or more prior lines of therapy. The key efficacy data is summarized in the table below.

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
Based in part on the clinical trial results observed to date, AstraZeneca has decided to pursue additional exploration cohorts to assess the safety and efficacy of monalizumab in combination with durvalumab in treating metastatic CRC in first and third line setting.
•First line MSS-CRC
In the first line setting therapy for advanced and metastatic MSS-CRC, Cohort A1 (DMCB) and A2 (DMCC) are evaluating the combination of durvalumab, monalizumab, standard of care (SoC) chemotherapy, and either bevacizumab or cetuximab.
In January 2020, AstraZeneca presented at the Gastrointestinal Cancer Symposium (ASCO GI) updated results from the DMCB cohort and the first report of safety data from cohort A2 (DMCC). Overall safety profiles were as expected, both the DMCB and DMCC combination regimens had manageable safety profiles as first-line therapy for advanced/metastatic MSS-CRC. Updated efficacy data continue to show encouraging antitumor activity and durable responses in the DMCB cohort: the ORR was 41.2% (all partial responses) and the median duration of response was not reached. Eleven patients (64.7%) had partial responses or stable disease lasting ≥24 weeks. The DMCB combination regimen has preliminarily showed encouraging PFS signals.
•Advanced solid tumors: Gynaecological cancer
In December 2020, AstraZeneca presented at the European Society of Gynaecological Oncology (ESGO) the safety and efficacy results of monalizumab in combination with durvalumab in patients with ovarian, cervical, or MSS endometrial cancer cohorts. Monalizumab in combination with durvalumab had a manageable safety profile in all cohorts. Modest clinical activity was demonstrated in patients with recurrent ovarian cancer; however, activity in cervical and MSS endometrial cancers was minimal.

Disease control was durable for some patients, lasting ≥24 weeks in 6 (16.2%) patients with ovarian cancer and 5 (12.8%) patients with MSS endometrial cancer. A patient with ovarian cancer with a small tumour burden (14 mm) initially responded. Upon oligo-progression after 33 weeks, she received supportive radiotherapy and remained on treatment from the study for 153 weeks.
f.Main ongoing clinical trial
i.Head and Neck cancer: Phase 3 INTERLINK-1
INTERLINK-1 represents the first Phase 3 study examining IO approach in R/M SCCHN patients who have been treated with a platinum-based therapy and PD-(L)1 inhibitor. INTERLINK-1 is a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab versus placebo and cetuximab. It will enroll approximately 600 patients with recurrent or metastatic head and neck squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”). The study is conducted by AstraZeneca.
The primary endpoint is overall survival (OS) with the secondary endpoints being progression-free survival (PFS), ORR, duration of response (DoR), and safety and quality of life.
ii.Head and Neck cancer: IPH2201-203 study Phase 2 expansion cohort 3
IPH2201-203 is an open-label, Phase 1b/2 clinical trial in combination with cetuximab and/or durvalumab for patients with R/M SCCHN. It includes a Phase 1b dose-escalation portion and a Phase 2 portion comprising three expansion cohorts. Expansion Cohort 3 began recruiting in April 2019, enrolled 40 patients, and is evaluating the combination of monalizumab, cetuximab and durvalumab in IO-naïve patients with R/M SCCHN. This data may inform the design of potential future clinical trials in early settings, such as first line or locally advanced settings. We estimate that in the United States, Europe, Japan and China, there are approximately 65,000 and 40,000 patients in first line and locally advanced settings, respectively.
iii.Phase 1/2 Clinical Trial in Solid Tumors, including Colorectal Cancer (in combination with durvalumab) : D419NC00001
Dose exploration cohorts are in the process of assessing the safety and efficacy of monalizumab in combination with durvalumab in first and third line settings when treating metastatic CRC.
g.Partnership
i.AstraZeneca
On April 24 2015, the Company signed a co‑development and commercialization agreement with AstraZeneca to accelerate and broaden the development of monalizumab. The financial terms of the agreement include potential cash payments of up to $1.275 billion to Innate Pharma. With the addition of the $50 million payment triggered by dosing the first patient in the Phase 3 INTERLINK-1 clinical trial, Innate Pharma has received $400 million to date. AstraZeneca will book all sales and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive if it chooses to co-promote the licensed products in certain European countries a 50% share of the profits and losses in these territories. Should Innate Pharma elect not to co-promote, its share of profits in Europe will be reduced by a specified amount of percentage points not to exceed the mid-single digits. Innate will co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation on Innate’s financial commitment.
Avdoralimab (IPH5401), an Anti-C5aR Antibody explored in complement-driven inflammatory diseases
a.Mechanism of Action and rationale

i.Avdoralimab for the Treatment of Inflammatory diseases
Avdoralimab is a first-in-class monoclonal antibody blocking C5a binding to C5aR1. C5a is a key player in many acute and also chronic inflammatory diseases
The complement system consists of a network of more than 50 different plasma and membrane associated proteins. It is a part of the innate immune system and plays a key role in host defense against pathogens as well as in tissue homeostasis. The anaphylatoxin C5a is formed upon cleavage of C5 during the process of complement activation. C5a is the most potent chemoattractant and induces recruitment and activation of different immune cells to inflamed tissue, among which are neutrophils, eosinophils, monocytes, basophils, and mast cells. In addition, release of C5a increases blood vessel permeability, chemokine release from neutrophils, and expression of adhesion molecules on endothelial cells. All of these processes facilitate further immune cell recruitment into inflamed tissue and local inflammation. Unsuitable activation of the complement cascade and production of C5a are associated with inflammatory conditions. A number of clinical and preclinical scientific publications described the role of this pathway in several indications and particularly in skin diseases like Hidradenitis Suppurativa, Pyoderma Gangrenosum, Chronic Spontaneous Urticaria and Bullous Pemphigoid. Furthermore, clinical validation of C5aR blockade in ANCA vasculitis was demonstrated by avacopan.
The C5a/C5aR pathway involvement in ARDS induced by COVID-19 has been demonstrated: the exploratory translational study, EXPLORE COVID-19, in collaboration with Innate Pharma, La Timone, North and Laveran hospitals and the Marseille Immunopôle/AP-HM immunoprofiling laboratory at La Timone hospital, Marseille, analyzed the immune response of COVID-19 patients at varying stages of disease and found that patients who progressed towards severe COVID-19 disease exhibit an activation of the C5a/C5aR1 pathway. More specifically, C5a has been implicated in the pathogenesis of ARDS by promoting a proinflammatory environment, through the attraction of neutrophils and stimulation of immune cells such as T and B cells to release cytokines. Avdoralimab blocks C5aR and has the potential to reduce the inflammatory response in the lungs. Study results were published in Nature on July 29, 2020.
Finally, in terms of differentiation, targeting the C5aR1 provides safety benefit: C5aR1 leaves C5b intact and preserves the Membrane Attack Complex (MAC), which plays a key role in controlling several infections. A loss of the MAC would raise safety concerns, as patients often develop comorbid conditions, such as bacterial infections for which the MAC is required. Patients treated by anti-C5 mab (i.e. eculizumab) should receive meningococcal vaccines and antimicrobial prophylaxis
ii. Avdoralimab in Oncology
Avdoralimab is designed to bind to and block the C5a receptor, or C5aR, a receptor that is expressed on MDSCs and neutrophils. Part of the innate immune system, these types of cells promote tumor growth by secreting inflammatory and angiogenic factors that promote blood vessel growth, potently suppress T cells and NK cells and hamper the activities of PD-1 checkpoint inhibitors. C5a, a factor in the complement cascade, is often overexpressed in tumors, where it attracts and activates MDSCs and neutrophils in the tumor microenvironment, promoting an immunosuppressive environment at the tumor bed. The table below shows the percentage of IO-resistant NSCLC patients with more than four times higher expression of C5 and C5aR1 than NSCLC patients that have not received prior IO treatment.
The image below depicts the mechanism of action of avdoralimab in oncology. Avdoralimab is designed to bind to C5aR, thereby blocking its ability to bind to C5a. This blocking allows the CD8+ or CD4 T cells and NK cells, which would otherwise be suppressed by MDSC and neutrophils, to target and kill the tumor.
Our preclinical studies supported development of avdoralimab in combination with PD-1 checkpoint inhibitors or other immunotherapies in cancer.
b.Indications
i.COVID-19
Experts estimate that there have been over 144 million reported cases of COVID-19 resulting in over 3 million deaths globally. Countries have reported new, more virulent strains of the virus. The pandemic continues to develop despite available approved and emergency use therapies and the rollout of multiple vaccines. There is still significant unmet needs for newer agents that target the virus and the associated inflammatory pathways. There is emerging evidence that the complement pathway plays an integral role in infection sequela.
ii.Bullous Pemphigoid (BP)
BP is a chronic, auto-immune, severe inflammatory blistering skin disease with no approved treatments in the U.S. and Europe. It is a rare disease affecting approximately 1 in 10,000 people in the European Union (EU) and in the US. The activation of the complement system has been shown to play a crucial role in the development of the disease. Bullous pemphigoid is a long-lasting debilitating disease because of the long-term blistering, itching and skin damage which can lead to infection. The disease is primarily treated with steroids and immunosuppressants which bring with them well known side effects and an approximately three-fold increase in mortality in the elderly BP patient population.

iii.Chronic Spontaneous Urticaria (CSU)
Chronic spontaneous urticaria, formerly also known as chronic idiopathic urticaria and chronic urticaria (CU), is one of the most frequent skin diseases. At any time, 0.5–1% of the population suffers from the disease. Although all age groups can be     affected, the peak incidence is seen between 20 and 40 years of age. CSU has major detrimental effects on quality of life, with sleep deprivation and psychiatric comorbidity being frequent. It also has a large impact on society in terms of direct and indirect health care costs as well as reduced performance at work and in private life.
In many patients, an underlying cause of CSU cannot be identified, making a causal and/or curative treatment difficult. Patients are looking for more and better therapies to control their disease. Currently there are limited approved therapies for patients with CSU: Therefore, the current treatment guidelines for the management of urticaria recommend the use of non-sedating oral H1-Anti-Histamines as first-line therapy. In more than 50% of the patients, symptoms persist with standard dosing of antihistamines. In antihistamine-refractory patients with chronic spontaneous urticaria, the currently only licensed treatment is omalizumab, a monoclonal anti-IgE antibody. Omalizumab is highly effective in a large proportion of these patients. There is, however, still a great medical need for additional treatment options, as 20-40% of patients are still without effective therapy
c.On-going clinical trials
Below is a summary of our ongoing or planned clinical trials of avdoralimab: in COVID-19, Bullous Pemphigoid, Chronic Spontaneous Urticaria, as well our on-going trial in Oncology

Trial	Status	Sponsor	Number of Patients in Trial	Indication(s)
Phase 2 clinical trial (FORCE)	Ongoing (recruitment completed)	Hôpitaux Universitaires de Marseille – AP HM	208	Patients with COVID-19 severe pneumonia
Phase 2 clinical trial (ImmunONCOVID-20)	Ongoing	Centre Léon Bérard, Lyon	219	Patients with advanced or metastatic cancer and SARS-CoV-2 (COVID- 19) infection
Phase 2 clinical trial (ISS BP NICE)	Ongoing	CHU Nice	40	Patients with Bullous Pemphigoid
Phase 2a clinical trial (CRUSE)	Planned	La Charité, Berlin	36	Adult patients with chronic spontaneous urticaria resistant to H1-antihistamine treatment
Phase 1/2 clinical trial (STELLAR-001)	Ongoing (recruitment completed)	Innate Pharma	Up to 140	Solid Tumors, NSCLC, HCC
i.COVID-19 Phase 2 trials:
Innate has partnered with several France-based hospitals and academic centers to conduct two development programs in COVID-19:
•FORCE (FOR COVID-19 Elimination): Based on the findings from EXPLORE COVID-19, a translational study, the Company launched the FORCE trial in April 2020, sponsored by the Hôpitaux Universitaires de Marseille – AP HM). A double-blind, randomized phase 2 study versus placebo in patients with COVID-19 severe pneumonia. This study consists of 3 cohorts: cohorts design and respective primary endpoints are presented in the figure below:
This study has been granted the French National Research priority status (CAPNET) which provides a strong incentive for study execution.
In January 2021, the recruitment of the 3 cohorts has been completed: 208 patients enrolled across 16 sites in France.
•ImmunONCOVID-20: This prospective, controlled, randomized, multi-center study, sponsored by the Centre Léon Bérard, Lyon, is exploring monalizumab, avdoralimab, amongst other treatment arms, to investigate the potential efficacy against COVID 19 in cancer patients with mild symptoms and pneumonia respectively. Thus, 2 cohorts are active: Patients with mild symptoms of COVID-19 are included in cohort 1; patients with moderate or severe symptoms are included in cohort 2. A total of 219 patients will be included across 16 sites. The study scheme is presented below:
The primary endpoint is the 28-day survival rate, defined by the proportion of patients still alive 28 days after randomization. The study started in April 2021 and is currently recruiting.
To fund these 2 clinical trials, and the translational research study EXPLORE COVID-19, Innate Pharma has obtained public funding of €6.8M under the PSPC-COVID call for projects. This initiative is operated on behalf of the State by BPI France.
ii.Phase 2 Bullous Pemphigoid (20-PP-13)
This case-controlled, randomized, open-label, and multicenter Phase 2 clinical trial, sponsored by le Centre Hospitalier Universitaire de Nice, is investigating avdoralimab in BP patients. This clinical trial started in October 2020 and is conducted in 4 sites in France. We expect to recruit 40 patients.

The principal objective is to investigate the clinical efficacy of avdoralimab in addition to superpotent topical steroids compared to superpotent topical steroids alone in BP patients at 3 months. The study scheme is presented below:
iii.Phase 2 Chronic Urticaria Spontaneous (CRUSE)
The CRUSE (Complement 5a Receptor in Chronic Spontaneous Urticaria: A proof of concept study to characterize safety and effects) trial, sponsored by Charité Universitätsmedizin Berlin, is a multicenter, randomized, double-blind, placebo-controlled, phase 2. The purpose of this study is to assess the exploratory efficacy in reducing disease activity and assess the safety of avdoralimab in adult patients with chronic spontaneous urticaria (CSU) who are symptomatic despite Antihistamine (H1-AH) treatment. This study has not begun.
iv.Phase 1/2 clinical trial (STELLAR-001)
In January 2018, we entered into a non-exclusive clinical trial collaboration with AstraZeneca with respect to avdoralimab. As part of this collaboration, we have conducted a multi-center, open label, dose-escalation and dose-expansion Phase 1/2 clinical trial (STELLAR-001) to evaluate the safety and efficacy of avdoralimab in combination with durvalumab, an anti-PD-L1 immune checkpoint inhibitor, as a treatment for patients with solid tumors, including non-small-cell lung carcinoma (NSCLC), and hepatocellular carcinoma (HCC) in the United States and in France . The first patient in this clinical trial was enrolled in September 2018. We expected to enroll up to 140 patients in total.
This trial consists of a dose-escalation part and three expansion cohorts (NSCLC IO-pretreated, HCC IO-naive and HCC IO-pretreated) in combination with 1,500 mg of durvalumab every 4 weeks. The primary endpoints of this trial are assessment of DLTs for up to six weeks after treatment and AEs from screening through up to 30 days after the last dose of trial medication. Secondary endpoints include objective response rate according to RECIST 1.1, duration of response and progression-free survival. The graphic below depicts the trial design:

We reported preliminary safety data from this clinical trial at the 2019 ESMO annual meeting in the second half of 2019. This data evaluated 14 patients across four dose levels. Of these patients, six had NSCLC, five had HCC, two had urothelial carcinoma, or UCC, and one had renal cell carcinoma, or RCC.
The combination of avdoralimab and durvalumab was well tolerated, and no DLTs were observed, no dose relationship was observed regarding safety. Finally, pharmacodynamic analyses confirmed full saturation of the C5a receptors at all dose levels and provided the basis for dose selection for the expansion cohorts.
We initiated three expansion cohorts to evaluate avdoralimab in combination with durvalumab in IO-pretreated NSCLC and HCC patients and in IO-naïve HCC patients. However, on September 8th, based on the data from our cohort expansions, the Company has announced it had decided to stop enrollment in STELLAR-001.
Note: Pursuant to our agreement, we and AstraZeneca are sharing the costs of this clinical trial on a 50/50 basis.
IPH5201, an Anti-CD39 Antibody Targeting the Immunosuppressive Adenosine Pathway
a.Mechanism & Rationale
i.Mechanism
IPH5201 is a blocking antibody targeting the CD39 immunosuppressive pathway.
CD39 is an extracellular enzyme that is expressed by endothelial cells and immune cells, especially granulocytes, monocytes, B cells and T regulatory cells. In the tumor microenvironment, CD39 is highly expressed on both tumor infiltrating immune cells and stromal cells, in several cancer types.
CD39 inhibits the immune system by degrading extracellular adenosine triphosphate (ATP) into adenosine monophosphate (AMP), that is then further degraded into adenosine by CD73. ATP has immune-stimulatory activity through promoting the activation of antigen-presenting cells. In contrast, adenosine has immunosuppressive effects on multiple immune cell types.
IPH5201 inhibits CD39‑mediated hydrolysis of ATP to ADP and AMP. Therefore, inhibition of CD39‑mediated hydrolysis of ATP by IPH5201 has the potential to promote accumulation of immune-

stimulatory ATP and reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types.
ii.Rationale
Targeting tumor adenosine metabolism is an emerging therapeutic strategy to promote antitumor immunity. Within the tumor microenvironment, ATP promotes immune-cell mediated killing of cancer cells, and accumulation of ATP is beneficial for enhancing anti-tumor immune responses. However, ATP degradation and adenosine accumulation causes immune suppression and dysregulation of immune cells, which results in the spreading of tumors. IPH5201 is a blocking antibody targeting the CD39 immunosuppressive pathway. By promoting the accumulation of immune-stimulating ATP, and preventing the production of immune-suppressive adenosine, we believe that the blockade of CD39 may stimulate anti-tumor activity across a wide range of tumors.
IPH5201 could potentially exhibit a favorable safety and efficacy profile in patients with advanced or metastatic disease in selected solid tumors, including serving as a candidate for combination treatments with immune therapeutic agents (ie, PD-L1 targeting durvalumab or CD73-targeting oleclumab). Inhibition of the PD-L1 and PD-1 immune checkpoint pathway has elicited durable antitumor responses and long-term remissions in a subset of patients with a broad spectrum of cancers. However, a considerable proportion of patients remain unresponsive to these treatments (known as innate resistance), and one-third of patients relapse after initial response (known as adaptive resistance), which suggests that multiple non-redundant immunosuppressive mechanisms coexist within the tumor microenvironment. Combined blockade of CD39 and PD-L1, with IPH5201 and durvalumab, respectively, can hypothetically increase response rates and improve response duration when compared to durvalumab monotherapy by altering the balance of ATP and adenosine in the tumor microenvironment.
Alternatively, combined blockade of CD39 and CD73, with IPH5201 and oleclumab, respectively, has the potential to further reduce levels of adenosine and increase ATP levels within the tumor microenvironment versus blockade of CD39 or CD73 alone, and so could enhance antitumor immunity.
b.Indication
Inhibition of CD39-mediated hydrolysis of ATP by IPH5201 has the potential to promote accumulation of immune-stimulatory ATP and reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types.

c.Non Clinical Development
The rationale is supported by the analysis of anti-tumor immune responses in tumor-challenged CD39 deficient mice and by our non-clinical data for IPH5201 in mouse tumor models .
CD39-deficient mice are more resistant to developing lung or liver metastatic tumors after systemic challenge with syngeneic B16F10 or MC38 tumor cells (Sun, 2010). Subcutaneous (SC) syngeneic B16F10 tumors also grew more slowly in CD39‑deficient mice, leading to improved overall survival versus wild-type mice, and correlated with reduced angiogenesis and improved effector function of tumor infiltrating T cells in CD39-deficient mice (Jackson, 2007; Sun, 2013). Furthermore, CD39 deficiency enhanced the anti-tumor activity of PD-1 blocking antibodies alone and in combination with oxaliplatin chemotherapy in tumor-bearing mice (Perrot, 2019).
Our non-clinical studies demonstrated that IPH5201 effectively targets and inhibits CD39 (soluble and membrane form) activity, reverses adenosine-mediated T cell suppression, and enhances ATP‑dependent macrophages and DC activation (adenosine independent). IPH5201 synergized with a mAb against CD73 to restore activation of T cells isolated from cancer patients in vitro.
In syngeneic tumor-bearing human CD39 knock-in mice, we observed that IPH5201 enhanced the antitumor effects of PD-L1 blockade, as shown in figure below. The four graphs on the left show changes in tumor volume over time depending on the type of treatment group, which included a control group (black), an IPH5201 (mouse version) group (blue), an anti-mouse PD-L1 group (orange) and an PD-L1 and IPH5201 combination group (green). The diagram on the right outlines survival rates among these four treatment groups.
Thus, IPH5201 could potentially exhibit a favorable safety and efficacy profile in patients with advanced or metastatic disease in selected solid tumors.
d.Ongoing clinical trial
In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201. As part of this collaboration, a first patient was dosed in a Phase 1 clinical trial (NCT04261075), sponsored by AstraZeneca, evaluating IPH5201, an anti-CD39 blocking monoclonal antibody, in adult patients with advanced solid tumors. The purpose of the study is to evaluate IPH5201 as monotherapy and in combination with durvalumab (anti-PD-L1) and with or without oleclumab (anti-CD73 monoclonal antibody). This multicenter, open-label, dose-escalation Phase 1 study will evaluate the safety, tolerability, antitumor activity, pharmacokinetics (PK), pharmacodynamics (PD) and immunogenicity of

IPH5201 alone, or in combination with AstraZeneca’s anti-PD-L1 therapy, durvalumab, with or without its anti-CD73 monoclonal antibody, oleclumab.
e.Partnership
In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone payment to Innate under the companies’ October 2018 multi-product oncology development collaboration. Innate made a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.
Preclinical Programs
IPH5301, an Anti-CD73 Antibody Targeting the Immunosuppressive Adenosine Pathway
a.Mechanism & Rationale
Targeting the pathway that metabolizes adenosine triphosphate (ATP) to adenosine in the tumor microenvironment is an emerging therapeutic strategy to promote antitumor immunity. Within the tumor microenvironment, extracellular ATP is released by dying cells and has an immune-stimulatory activity, promoting activation of antigen presenting cells, and a subsequent immune response. The extracelular enzyme CD39 hydrolyses ATP into adenosine diphosphate (ADP) and adenosine monophosphate (AMP) in the extracellular space, and CD73 ectonucleotidase (NT5E, ecto-5’-nucleotidase) further metabolizes AMP to adenosine (Allard, 2016). Adenosine exerts immunosuppressive effects on both the myeloid and lymphoid compartments (de Andrade Mello et al., 2017).
We are developing IPH5301 (anti-CD73) as a potential anticancer therapy for patients with advanced or metastatic disease in selected solid tumors. IPH5301 is a monoclonal antibody that selectively binds to and inhibits the activity of both membrane-bound and soluble human CD73 (NT5E, ecto-5’-nucleotidase).
IPH5301 inhibits CD73-mediated hydrolysis of adenosine monophosphate (AMP) to adenosine. CD73 has been shown to be expressed by tumor cells as well as stromal cells, endothelial cells, B and T lymphocytes within the tumor microenvironment, and to play a significant role in promoting immunosuppression through the pathway degrading AMP into adenosine. Therefore, inhibition of CD73‑mediated hydrolysis of AMP by IPH5301 has the potential to reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types, as shown in the figure below.

b.Preclinical Development
CD73 immunohistochemistry studies have revealed that in breast, pancreas and ovarian cancer the vast majority of patients expressed CD73 on either tumor or stromal cells (Wang et al; Oncotarget 2017, Innate Pharma Internal data). Additionally, high expression of CD73 in tumors has been associated with poor prognosis in a variety of cancer types : Non-Small Cell Lung Cancer, Prostate cancer, TNBC, Ovarian cancer, Colorectal cancer, and Gastric cancer (Inoue et al. 2017; Leclerc et al. 2016; Loi et al. 2013; Gaudreau et al. 2016; Wu et al. 2016; Lu et al. 2013).
CD73-deficient mice have been shown to have an increased resistance to the growth of tumors derived from a variety of certain tumor cell lines, as well as to metastasis (Stagg 2011). These mice were also resistant to the induction of fibrosarcomas by the carcinogen 3-methylcholanthrene (MCA), as well as to the continued growth of established MCA-induced tumors(Stagg 2012). Wild type mice showed decreased tumor growth and metastases in some models when administered with an anti-CD73 antibody alone (Antonioli, 2016, Antoniolli 2017). The small anti-tumor effect of anti-CD73 antibodies in mouse models was greatly enhanced by combination with checkpoint inhibition such as PD-1 or an adenosine receptor antagonist (Allard, 2013; Young, 2016).
We published preclinical data further supporting the rationale of developing IPH5301. IPH5301 blocked the enzymatic activity of both CD73 expressed at the cell surface and the soluble form of CD73. IPH5301 was able to efficiently restore T cell proliferation inhibited by AMP in vitro. In addition, IPH5301 has been observed to have a differentiated and superior activity compared to benchmark antibodies that are currently in clinical development (Perrot, 2019).
In syngeneic tumor-bearing human CD73 knock-in mice, IPH5301 enhanced the antitumor effects of PD-1 blockade, as shown in figure below. The four graphs show changes in tumor volume over time depending on the type of treatment group, which included a control group (black), an IPH5301 (mouse version) group (pink), an anti-mouse PD-1 group (blue) and an PD-1 and IPH5301 combination group (green).

Control
CR=0/10
Anti-PD-1
CR=1/10
molPH5301
CR=0/10
molPH5301+anti-PD1
CR=2/10
Tumor volume (mm3)
days post tumor cell engraftment
0
500
1000
1500
2000
2500
0
10
20
30
40

Thus, IPH5301 could potentially exhibit a favorable safety and efficacy profile in patients with advanced or metastatic disease in selected solid tumors, including serving as a candidate for combination treatments with chemotherapy or immune therapeutic agents.
IPH6101, NK Cell Engagers
a.Mechanism & Rationale
i.Mechanism
IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multispecific antibody format. This format is a trifunctional molecule that co-engage NKp46, the most specific activating receptor of NK cells, and CD16 on NK cells together with a tumor antigen. It has shown anti-tumor activity in pre-clinical models, including encouraging pharmacokinetic (PK), pharmacodynamic (PD) and safety data in preliminary non-human primate studies, as well as positive manufacturability properties, leading to its selection as a drug candidate for development. Multispecific monoclonal antibodies, or multispecifics, are antibody-derived formats that can simultaneously bind to two or more different types of molecules. IPH61 is developed as part of our research collaboration and licensing agreement with Sanofi for the generation and evaluation of up to two NKp46 NKCEs, using Sanofi’s technology and tumor targets and our NK cell engager technology.
ii.Rationale
Multispecific monoclonal antibodies, or multispecifics, are antibody-derived formats that can simultaneously bind to two or more different types of molecules. A number of studies of bispecific antibodies are currently underway, such as those assessing the safety and efficacy of bispecific T cell engagers, such as BiTEs, which engage T cells via the antigen receptor on one-side of the bispecific T cell engager, and a tumor antigen on the other side of the BiTE. These molecules have demonstrated the ability to reduce or slow the growth of tumors in cancer patients, but also carry a significant toxicity risk. This toxicity risk occurs by engaging all T cells, irrespective of their specificity and development status, potentially leading to an overt production of cytokines by these T cells, referred to as a cytokine storm. In parallel, bispecific killer cell engagers, or BiKEs, that engage CD16 receptors found on NK cells, and trispecific killer cell engagers, or TriKEs, that engage CD16 receptors and contain IL-15, a cytokine that promotes NK cell activation and survival, have also been developed to target antigens expressed on solid tumors. BiKEs and TriKEs can be effective both in vitro and in vivo in preclinical models. These multispecific molecules that engage NK cells could reduce the risks associated with toxicity, as NK cell counts only represent approximately 10% of T cell counts, thereby potentially limiting the likelihood of inducing a cytokine storm. However, it remains unclear whether these multifunctional CD16 engager antibodies can activate NK cells in solid tumors since they often express low levels of CD16.
Innate Pharma has developed a proprietary NKCE multi-specific technology platform that induces potent and specific engagement of NK cells against tumors by bridging together NKp46, the most NK cell specific activating receptor, and CD16, on NK cells and a tumor-antigen on the tumor cell. Because NKp46 is expressed on all NK cells and conserved on tumor infiltrating NK cells, and NK cells are not expected to produce a cytokine storm, NKCE may overcome the limitations of both ADCC-inducing antibodies and T cell engagers.
b.Preclinical Development
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
c.Partnership
i.Sanofi
Under the terms of the agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. We are eligible to receive payments of up to €400.0 million primarily upon the achievement of development and commercial milestone as well as royalties ranging from a mid to high single-digit percentage on net sales.
In January 2021, it was announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. Selection of IPH6101/SAR443579 triggered a €7M milestone payment to Innate.
Additional Preclinical Programs
We have a robust pipeline of additional preclinical product candidates. Within our additional preclinical pipeline, four programs are being developed under an option agreement with AstraZeneca including IPH43, an anti-MICA/B antibody drug conjugate, the anti-Siglec-9 antibody program, and two other programs with undisclosed targets: a multi-specific NKp46-NKCE platform (IPH62) and IPH25, a checkpoint inhibitor. We develop other programs in collaboration with Sanofi (NKp46 NKCE IPH64) or as proprietary programs (NKp46 NKCE IPH65 and IPH45).

Next Steps
Lumoxiti, a First-in-Class, Marketed Product In-Licensed from AstraZeneca for the Treatment of Hairy Cell Leukemia
Lumoxiti (moxetumomab pasudotox-tdfk) is a marketed, first-in-class CD22-directed cytotoxin for the treatment of HCL and was approved by the FDA after priority review in September 2018 as a treatment for adult patients with R/R HCL who have received at least two prior systemic therapies, including treatment with a purine nucleoside analog, or PNA. Lumoxiti has been granted orphan drug designation by the FDA for the treatment of HCL.
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
To date, Lumoxiti is the only approved drug in the United States for patients in third line or later treatment.
We in-licensed commercial rights to Lumoxiti in the United States and European Union from AstraZeneca in 2018. As part of our agreement with AstraZeneca, we have a collaborative and staged transition for the Lumoxiti program. Since the end of the fourth quarter of 2019, we have become the primary commercial entity promoting Lumoxiti, having transitioned all sales and medical affairs activities, including medical science liaisons and sales representatives, from AstraZeneca to us. In March 2020, we transitioned the BLA from AstraZeneca to us and became Marketing Authorization holder in the United States. In October 2020, we completed the last US transition milestone : we put into operation our distribution channel.
In December 2020, the Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) adopted a positive opinion for LUMOXITI® (moxetumomab pasudotox), for the treatment of adult patients with relapsed or refractory (r/r) hairy cell leukemia (HCL) who have received at least two prior systemic therapies, including treatment with a purine nucleoside analog.

In December 2020 , we announced that we will no longer pursue Lumoxiti commercialization activities in the United States or European Union and returned the commercialization rights to AstraZeneca in order to re-focus investments in our R&D portfolio. We determined that there is low strategic value for us to maintain Lumoxiti in our portfolio due to lower than anticipated product sales, further compounded by the ongoing COVID-19 pandemic.
We are currently discussing a transition plan with AstraZeneca, including shifting the costs and transferring the US marketing authorization and distribution of Lumoxiti back to AstraZeneca in 2021. AstraZeneca will remain the marketing authorization applicant for the EU filing.
Competition
The biotechnology and pharmaceutical industry, and notably the cancer field, is characterized by rapidly advancing technologies, products protected by intellectual property rights and intense competition and is subject to significant and rapid changes as researchers learn more about diseases and develop new technologies and treatments. While we believe that our technology, knowledge, experience, collaborations and scientific resources provide us with competitive advantages, we face potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any approved product that we commercialize will compete with existing therapies and new therapies that may become available in the future.
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
With respect to our lead product candidate lacutamab, our monoclonal antibody product candidate targeting KIR3DL2, we are aware of several pharmaceutical companies marketing and developing products for the treatment of patients with CTCL, including MF and Sézary syndrome, and PTCL. Two new drugs have been recently approved by the FDA for CTCL: Adcetris (brentuximab vedotin), marketed by Seattle Genetics and approved in combination with chemotherapy for treatment of patients with primary cutaneous anaplastic large cell lymphoma (pcALCL) or CD30-expressing MF who have received prior systemic therapy, and Poteligeo (mogamulizumab), marketed by Kyowa Kirin and approved for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy. Zolinza (vorinostat) is the only drug approved by the FDA for CTCL patients after two prior failures. In the second line setting of PTCL, Beleodaq (belinostat), Folotyn (pralatrexate) and Istodax (romidepsin) have all been approved by the FDA; however, none of these treatments have been approved by the EMA.
With respect to monalizumab, a novel dual-targeting checkpoint inhibitor, there are several pharmaceutical companies marketing and developing treatments for either SCCHN or MSS-CRC. For SCCHN, Erbitux (cetuximab), marketed by Eli Lilly, and checkpoint inhibitors Opdivo (nivolumab) and Keytruda (pembrolizumab), marketed by Bristol-Myers Squibb and Merck, respectively, have all been approved in the second line setting.
There are also several pharmaceutical and biotechnology companies that are focused on the tumor microenvironment, including the complement and the adenosine pathways. The C5a and C5aR pathways have attracted efforts in inflammation including COVID-19, such as InflaRx N.V. and Chemocentryx. Many companies are active in the adenosine pathway, targeting CD73, CD39 or the adenosine receptors. For example, Bristol-Myers Squibb and AstraZeneca each have anti-CD73 product candidates in clinical development, and several other biotechnology companies are active in the adenosine pathway area, including Tizona Therapeutics, Inc., AbbVie Inc., Corvus Pharmaceuticals, Inc., Arcus Biosciences, Inc. and Surface Oncology, Inc.
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
We rely, in some circumstances, on trade secrets to protect our technology. However, trade secrets can be difficult to protect. We seek to protect our trade secrets, in part, by confidentiality agreements with our employees, consultants, scientific advisors and contractors. These agreements may not provide meaningful protection or may be breached, and we may not have an adequate remedy for any such breach. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. Notwithstanding these measures, these agreements and systems may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors or misused by collaborators to whom we disclose such information. Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or drug candidates or obtain or use information that we regard as proprietary. As a result, we may be unable to meaningfully protect our trade secrets and proprietary information. To the extent that our employees, consultants, contractors or partners use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information regarding the risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property Rights.”

Patents
We file patent applications to protect our product candidates, technical processes and the processes used to prepare our product candidates, the compounds or molecules contained in these product candidates and medical treatment methods. We also license rights to patents owned by third parties, academic partners or other companies in our field.
Moxetumomab pasudotox-tdfk (Lumoxiti)
As of December 31, 2020, the principal intellectual property rights related to moxetumomab pasudotox are in-licensed from AstraZeneca and include U.S. Patent No. 10,072,083 and its counterpart European patent EP 3 434 346 B1, which are directed to the composition of matter of moxetumomab pasudotox. These patents have a statutory expiration date in 2031, not including patent term adjustment or any potential patent term extension.
Monalizumab/IPH22
As of December 31, 2020, the principal intellectual property rights related to monalizumab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,206,709 and 8,901,283, European patents EP 2 038 306 B1 and EP 2 426 150 B1 and counterpart patents in certain other countries. These patents are directed to the composition of matter of monalizumab and have a statutory expiration date in 2027, not including patent term adjustment or any potential patent term extension.
Lacutamab/Anti-KIR3DL2
As of December 31, 2020, the principal intellectual property rights related to lacutamab are wholly owned by us and include U.S. Patent No. 10,280,222, European patent EP 3 116 908 B1 and counterpart patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of lacutamab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
Avdoralimab /Anti-C5aR
As of December 31, 2020, the principal intellectual property rights related to avdoralimab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,613,926, 8,846,045 and 10,323,097, European patents EP 2 718 322 B1 and EP 3 424 953 B1counterpart patents and patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of avdoralimab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2032, not including patent term adjustment or any potential patent term extension.
IPH5201/Anti-CD39
As of December 31, 2020, the principal intellectual property rights related to IPH5201 are wholly owned by us and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH5201 issues from such U.S. patent application, it would have a statutory expiration date in 2039, not including patent term adjustment or any potential patent term extension.
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
Trademarks
We own the mark INNATE PHARMA in the United States, Australia and Europe (EU community trademark), and INNATE in Europe (EU community trademark). We also own the mark LUMOXITI and a figurative mark associated with the Lumoxiti product in the United States, Europe (EU community trademark) and other countries throughout the world. LUMOXITI trademarks will be returned to AstraZeneca further to termination of Lumoxiti License Agreement.
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
The 2001 Directive cited above has been revised and replaced by the Clinical Trials Regulation EU No. 536/2014 of April 16, 2014, which aims at harmonizing and streamlining the clinical trials authorization process. The Clinical Trial Regulation EU No. 536/2014 of April 16, 2014 entered into force on June 16, 2014. However, the new regulation will become applicable six months after the European Commission publishes notice of the confirmation of full functionality of the EU Clinical Trials Information System. Therefore the Clinical Trials Regulation is expected to come into application in the course of 2022. It will apply to interventional clinical trials on medicinal products and to clinical trials authorized under the current 2001 Directive still ongoing three years after the Clinical Trial Regulation has come into operation.
The Clinical Trial Regulation will allow better consistency throughout EU Member States:
•Single submission of the clinical trial application dossier through the EU Clinical Trials Information System (Article 5) including a common part assessed jointly by all participating EU Member States, and a national part covering the ethical and operational aspects of the trial assessed by each EU Member State independently.
•A clinical trial authorization will be issued in the form of a single decision by each EU Member State concerned (Article 4).
The Clinical Trials Regulation will apply in the Member States without the requirement for separate implementing legislation by each Member State, but some of the existing laws of the Member States applicable at a national level will continue to apply.
This new regulation will also increase transparency of authorized clinical trials in the European Union: the EU Clinical Trials Information System will serve as the source of public information, without prejudice of personal data protection, commercially confidential information protection, and protection of confidential communication and trial supervision between Member States. Public information will include clinical trial authorization information, protocol data, and a summary of the results 12 months after the end of the trial (or six months in case of pediatric clinical trials).
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
The FDA’s primary objectives in reviewing an IND are to assure the safety and rights of patients and to help assure that the quality of the investigation will be adequate to permit an evaluation of the biological product’s safety, purity and potency. The decision to terminate development of an investigational biological product may be made by either a health authority body such as the FDA, an IRB, or by us for various reasons. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by us based on evolving business objectives and/or competitive climate.
Good clinical practices (GCP)
In most countries, clinical trials must comply with the current GCP (cGCP) standards as defined by the International Council for Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH. Directive 2005/28/EC dated April 8, 2005 adopted the cGCP principles in the context of strengthening the regulatory structure specified by Directive 2001/20/EC. The competent authority designated in each Member Country to authorize clinical trials must take into consideration, among other factors, the scientific value of the study, the safety of the participants and the possible responsibility of the clinical site.
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
•Phase I: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted with patients. Sponsors sometimes designate their Phase I trials as Phase Ia or Phase Ib. Phase Ib trials are typically aimed at confirming dosing, pharmacokinetics and safety in larger number of patients. Some Phase Ib studies evaluate biomarkers or surrogate markers that may be associated with efficacy in patients with specific types of diseases.
•Phase II: This phase involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and appropriate dosage.
•Phase III: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical trials, generally comparative, are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.
Post-approval trials, sometimes referred to as Phase IV studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the applicable regulator may mandate the performance of Phase IV clinical trials as a condition of approval.
In specific situations, certain phases of development can be merged or even skipped when clear signs of efficacy emerge in the early phases of development and the product candidate is designed for patients with major unmet medical needs. However, these deviations from the standard pattern of development must be discussed and approved by health authorities. Given the high unmet medical need for certain cancer patients, deviations from the typical phases of development are frequent in oncology and particularly in the field of immunotherapy.
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
Regulations concerning marketing authorizations
In order to be marketed, a drug product must have regulatory authorization (known as approval of a New Drug Application, or NDA, or a Biologics License Application, or BLA, in the United States and a Marketing Authorization Application, or MAA, in the European Union). The competent authorities are the FDA in the United States and the EMA in Europe. Companies apply for an NDA/BLA or an MAA based on quality, safety and efficacy. In Europe, the United States and Japan, the dossier is a standard dossier referred to as a CTD, or Common Technical Document. The file relating to the NDA/BLA/MAA describes the manufacturing of the active substance, the manufacturing of the final product and the clinical and non-clinical studies.

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
The BLA is thus a vehicle through which applicants formally propose that the FDA approve a new biological product for marketing and sale in the United States for one or more indications. Every new biological product candidate must be the subject of an approved BLA before it may be commercialized in the United States. Under federal law, the submission of most BLAs is subject to an application user fee and the sponsor of an approved BLA is also subject to annual program user fees. These fees are typically increased annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses, an exception from the establishment fee when the establishment does not engage in manufacturing the product during a particular fiscal year, and an exception from the product fee for a product that is the same as another product approved under an abbreviated pathway.
Following submission of a BLA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor by the 74th day after the FDA’s receipt of the submission of whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of BLAs. Under that agreement, 90% of applications seeking approval of New Molecular Entities, or NMEs, are meant to be reviewed within ten months from the date on which FDA accepts the application for filing., and 90% of applications for NMEs that have been designated for “priority review” are meant to be reviewed within six months of the filing date. For applications seeking approval of products that are not NMEs, the ten-month and six-month review periods run from the date that FDA receives the application. The review process and the Prescription Drug User Fee Act goal date may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.
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
If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the product’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-marketing studies or surveillance programs.
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
Under Article 3 of the Regulation (EC) No 726/2004, the Centralized Procedure is optional for any other human medicinal product if: (1) the medicinal product contains a new active substance ; or (2) the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in accordance with this Regulation is in the interests of patients health at EU level.

Under the Centralized Procedure in the European Union, the European Medicines Agency (EMA), shall ensure that the opinion of the Committee for Medicinal Products for Human Use (CHMP), is given within 210 days (Article 6.3). This excludes so-called clock stops, during which additional written or oral information is to be provided by the applicant in response to questions asked by the CHMP (Article 7). At the end of the review period, the CHMP provides its opinion through a scientific assessment report to the European Commission. The Commission may then adopt a final decision to grant an MA. Once granted, the MA is valid across all EEA countries for an initial period of five years. Since 2008, as a consequence of a European directive, a marketing authorization is now renewed only once, five years after the initial registration. The marketing authorization shall be then valid for an unlimited period, unless the Commission decides, on justified grounds, relating to pharmacovigilance, to proceed with one additional five-year renewal.
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
The following expedited approval programs are in place in the United States:
•The Accelerated Approval is a program that is intended to make promising products for life threatening diseases available on the market on the basis of preliminary evidence prior to formal demonstration of patient benefit. The FDA evaluation is performed on the basis of a surrogate marker (a measurement intended to substitute for the clinical measurement of interest) that is considered likely to predict patient benefit. A result of substitution or marker (“surrogate endpoint”) is a result of laboratory or physical sign that is not in itself a direct measure of the patient’s feelings, its functions or survival, but which allows to anticipate a therapeutic benefit. The approval that is granted may be considered as a provisional approval with a written commitment to complete clinical studies that formally demonstrate patient benefit. This procedure is equivalent to the “conditional approval” in Europe.
•The Priority Review is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes FDA to review a new drug application is reduced to six months rather than 10 months. This procedure is equivalent to the “accelerated approval” in Europe.
•The Fast Track Program refers to a process for interacting with FDA to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The advantages of this process include scheduled meetings to seek FDA input into clinical development plans and to collect appropriate data that will be needed to support approval. Fast Track designation does not necessarily lead to a Priority Review or Accelerated Approval.

•The Breakthrough Therapy Designation is aimed at accelerating the development and examination of drugs which are intended to treat serious illnesses and where the preliminary clinical evidence indicates that the drug may exhibit a substantial improvement over the available therapies with regard to clinically significant criterion (criteria).
A drug which is given the designation “Breakthrough Therapy” can benefit from the following:
•All of the features of the designation “Fast Track”;
•Intensive support on a program for the development of effective drugs, from Phase I onwards; and
•Organizational commitment involving “FDA senior managers.”
An Emergency Use Authorization (EUA) is a mechanism to facilitate the availability and use of medical countermeasures, including vaccines, during public health emergencies, such as the current COVID-19 pandemic. Under an EUA, FDA may allow the use of unapproved medical products, or unapproved uses of approved medical products in an emergency to diagnose, treat, or prevent serious or life-threatening diseases or conditions when certain statutory criteria have been met, including when there are no adequate, approved, and available alternatives.
In Europe, non-standard registration procedures under the Centralized Procedures are as follows:
•Conditional approval: valid only one year instead of five. It is granted only if the benefit / risk ratio is positive, that is if the product responds to unmet medical needs, and if the benefits to public health outweigh the risks associated with uncertainty because of an incomplete evaluation of the drug (for instance, because of clinical trials still ongoing at the time of the evaluation, or when additional clinical trials are needed). This temporary character may be renewed if an appropriate report to support this is provided by the sponsor. Once the pending studies are provided, it can become a “regular” marketing authorization.
•Approval under exceptional circumstances: a marketing authorization may be granted in exceptional cases, reviewed each year to reassess the risk-benefit balance when the initial dossier for assessment of the drug cannot contain all required data, for instance when the condition to be treated is rarely encountered.
•Accelerated approval: the evaluation process is accelerated (150 days instead of 210 days) when a drug is of major interest from the standpoint of public health or in particular from the viewpoint of therapeutic innovation.
•The PRIME (priority medicines) scheme refers to a process for enhanced interactions and early dialogue with EMA to facilitate the development and speed up examination of drugs which target unmet medical needs or offer a major therapeutic advantage over existing treatments. Through PRIME, drug developers can expect to be eligible for accelerated assessment at the time of application for a marketing authorisation.
Orphan drugs
Orphan drugs are drugs used for the prevention or treatment of deadly or serious rare conditions. In the United States, the 1983 Orphan Drug Act is intended to encourage the development of treatments for orphan diseases. The FDA grants the status of orphan drug to any drug aimed at treating diseases affecting fewer than 200,000 people in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. The Orphan Drug Act also provides the possibility of obtaining grants from the American government to cover clinical trials, tax credits to cover research costs, a possible exemption from application fees when filing for registration with the FDA and from program fees, and a seven-year exclusivity if a marketing authorization is granted. If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product will generally receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same indication for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different indications. If a biologic designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same biologic for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.
In Europe, equivalent legislation has been adopted to promote treatments for rare diseases (Regulation 141/2000/EC of December 16, 1999, as amended by Regulation 847/2000/EC of April 27, 2000). A medicinal product may be designated as orphan if: (a) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or (b) it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the medicinal product in the European Union would generate sufficient return to justify the necessary investment.
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
•the holder of the MA for the original orphan medicinal product has given its consent to the second applicant;
•the holder of the MA for the original orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product; or
•the second applicant can establish in the application that its product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.
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
Of note, in Great Britain, as a result of the end of the Brexit transition period, a reliance on the Commission final decision to grant an MA will apply for a period of two years from 1 January 2021, when determining an application for a Great Britain Marketing Authorization.
Post-approval regulations
Post-approval regulation in the United States
Biologics manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There are also continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.
In addition, manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and aforementioned state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use.
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
•restrictions on the marketing or manufacturing of the product, suspension of the approval, or complete withdrawal of the product from the market or product recalls;
•fines, warning letters or holds on post-approval clinical trials;
•refusal of the FDA to approve pending applications or supplements to approved BLAs, or suspension or revocation of product license approvals;
•product seizure or detention, or refusal to permit the import or export of products; and
•injunctions or the imposition of civil or criminal penalties.
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
Healthcare law and regulation in the United States
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-

party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, transparency laws and patient data privacy laws and regulations and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
•the U.S. Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, paying, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;
•the U.S. civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•the U.S. Health Insurance Portability and Accountability Act of 1996, or HIPAA, which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
•HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their respective implementing regulations, including the Final Omnibus Rule published in January 2013, which impose obligations on covered entities and their business associates, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services, or CMS, within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.
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
For example, the United States and state governments continue to propose and pass legislation designed to reduce the cost of healthcare. In March 2010, the United States Congress enacted the ACA, which, among other things, includes changes to the coverage and payment for products under government health care programs. Among the provisions of the ACA of importance to potential product candidates are:
•an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription biologic agents, apportioned among these entities according to their market share in certain government healthcare programs, although this fee would not apply to sales of certain products approved exclusively for orphan indications;
•expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 133% of the federal poverty level, thereby potentially increasing a manufacturer’s Medicaid rebate liability;
•expanded manufacturers’ rebate liability under the Medicaid Drug Rebate Program by increasing the minimum rebate for both branded and generic products and revising the definition of “average manufacturer price,” or AMP, for calculating and reporting Medicaid rebates on outpatient prescription product prices and extending rebate liability to prescriptions for individuals enrolled in Medicare Advantage plans;
•addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for products that are inhaled, infused, instilled, implanted or injected;
•expanded the types of entities eligible for the 340B drug discount program;
•established the Medicare Part D coverage gap discount program by requiring manufacturers to now provide a 70% point-of-sale-discount off the negotiated price of applicable brand products to eligible beneficiaries during their coverage gap period as a condition for the manufacturers’ outpatient products to be covered under Medicare Part D;
•a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research; and
•established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription product spending.
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
Furthermore, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation. The Trump administration also released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some measures may require additional authorization to become effective, the U.S. Congress and the Trump administration have each indicated

that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
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
If we fail to comply with applicable foreign regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Pharmaceutical coverage, pricing and reimbursement
European Union
In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement for and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
United States
In the United States, patients who are prescribed treatments for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which may not include all of the approved products for a particular indication.
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
All these statutes generally prohibit offering, promising, giving, or authorizing others to give anything of value, either directly or indirectly, to a government or a foreign government official or employees of public international organizations in order to influence official action, or otherwise obtain or retain business. The implementation of these statutes may also impose internal compliance programs, procedures and guidelines to detect and report any suspicious activities and to mitigate any risks of noncompliance which may occur.
In addition, we may be subject to specific healthcare regulations, including, without limitation:
•the French “transparency” provisions, or “French Sunshine Act” (Articles L. 1453-1 and D. 1453-1 and seq. of the French Public Health Code or PHC), which contains provisions regarding transparency of fees received by some healthcare professionals from industries, i.e. companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) in France. According to the provisions, these companies shall publicly disclose (on a specific public website available at https://transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to €10 or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.); and
•the French “anti-gift” provisions (Articles L.1453-3 to L.1453-12 PHC), setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products to healthcare professionals (HCP), healthcare organizations (HCO), healthcare associations and students with limited exceptions, and strictly defining the conditions under which such payments or awards are lawful. A new regime is applicable since October 1st, 2020 which entails strict formalities depending on the amount paid, when authorized, to the HCP, HCO, students or associations.
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
Also, in certain countries, in particular France, the conduct of clinical trials is subject to compliance with specific provisions of the Act No.78-17 of January 6, 1978 on Information Technology, Data Files and

Civil Liberties, as amended. These provisions require, among others, the filing of compliance undertakings with “standard methodologies” and a specific framework applicable to the retention of personal data when researching in the health sector (July 2020) adopted by the French Data Protection Authority (the CNIL), or, if not compliant, obtaining a specific authorization from the CNIL.
The most common standard methodologies are the following:
•Decision No. 2018-153 of May 3, 2018 concerning the approval of a standard methodology for the processing of personal data carried out within the context of research in the field of clinical trials, which requires the express consent of the person involved (standard methodology MR-001)
•Decision No. 2018-154 of May 3, 2018 concerning the approval of a standard methodology for the processing of personal data in the context of research in the field of health, which does not require the express consent of the person involved (methodology MR-003).
Deliberation n ° 2020-077 of June 18, 2020 adopting a framework relating to the retention periods of personal data processed for the purposes of research, study or evaluation in the field of health.
In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.
C.    Organizational Structure.
On December 31, 2019, Innate Pharma was the sole shareholder of (i) Innate Pharma Inc. and (ii) Innate Pharma France.
On December 31, 2020, Innate Pharma is the sole shareholder of Innate Pharma Inc., Innate Pharma France was dissolved without liquidation on November 30, 2020 under article 1844-5 section 3 of the French Civil Code.
D.    Property, Plants and Equipment.
Our corporate offices and laboratories are located in Luminy, near Marseille, France. In 2008, we signed a lease-financing agreement with SOGEBAIL, a subsidiary of Société Générale, for €6.6 million to finance the acquisition of our offices. The lease-financing agreement had a 12-year term. We had a purchase option for all of the buildings and land for the lump sum of €1 at the end of the term of the lease-financing agreement on June 8, 2020. In accordance with the terms of the lease-financing agreement, we exercised this buy-back option, and the deed of sale was signed on October 29, 2020.
Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
You should read the following discussion of our financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and our consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Item 3.D – Risk Factors” and “Special Note Regarding Forward-Looking Statements.” Our audited consolidated financial statements as of and for the years ended December 31, 2018, 2019 and 2020 have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.
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
Since our inception, we have devoted substantially all of our financial resources to research and development efforts, including conducting preclinical studies and clinical trials of our product candidates, providing general and administrative support for our operations and protecting our intellectual property. Our marketed product, Lumoxiti, was approved by the U.S. Food and Drug Administration, or FDA, under priority review in September 2018 and was commercially launched by AstraZeneca AB, or AstraZeneca, in November 2018. We have not yet generated any material revenue from product sales. On December 11, 2020, the Company announced that it would not continue the marketing activities of Lumoxiti in the United States and in Europe. In accordance with the agreement on the acquisition of the commercial rights of Lumoxiti signed with AstraZeneca in October 2018, Innate has decided to return these rights in the United States and in Europe to AstraZeneca
As of December 31, 2020, we had €190.6 million in cash, cash equivalents, short-term investments and non-current financial assets. Since our inception, we have raised a total of €306.4 million through the sale of equity securities, including €33.7 million in the initial public offering of our ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of our ordinary shares on Euronext and ADS on Nasdaq New-York in 2019. We have also received $530.0 million (€461,7 million) in payments from our collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of our equity securities by our collaborators.
We have significant agreements with AstraZeneca pursuant to which we have the right to earn milestone and royalty payments. We have other license agreements pursuant to which we have acquired intellectual property and under which we will be required to make payments to the counterparty upon the achievement of certain milestone events and commercial sales related to our product candidates.
We have incurred net losses in each year since our inception except for the years ended December 31, 2016 and 2018. Our net income (loss) was €3.0 million, €(20.8) million and €(64.0) million for the years ended December 31, 2018, 2019 and 2020, respectively. Substantially all of our net losses have resulted from costs incurred in connection with our research and development programs and from selling, general and administrative expenses associated with our operations. As we continue advancing our product candidates through research and development programs, we expect to continue to incur significant expenses and may again incur operating losses in future periods. We anticipate that such expenses will increase substantially if and as we:
•continue the research and development of our product candidates;

•initiate clinical trials for, or additional preclinical development of, our product candidates;
•further develop and refine the manufacturing processes for our product candidates;
•change or add manufacturers or suppliers of biological materials;
•seek regulatory and marketing authorizations for any of our product candidates that successfully complete development;
•establish a sales, marketing and distribution infrastructure to commercialize products for which we may obtain marketing authorization;
•seek to identify and validate additional product candidates;
•acquire or license other product candidates, technologies or biological materials;
•make milestone, royalty or other payments under any current or future license agreements;
•obtain, maintain, protect and enforce our intellectual property portfolio;
•secure manufacturing arrangements for commercial production;
•seek to attract and retain new and existing skilled personnel;
•create additional infrastructure to support our operations as a U.S. public company and incur increased legal, accounting, investor relations and other expenses; and
•experience delays or encounter issues with any of the above.
We anticipate that we will need to raise additional funding, prior to completing clinical development of any of our product candidates. Until such time that we can generate significant revenues from sales of our product candidates, if approved, we expect to finance our operating activities through a combination of milestone payments received pursuant to our strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, we may not receive milestone payments when expected, or at all, and we may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on our financial condition and could force us to delay, limit, reduce or terminate our development programs or commercialization efforts or grant to others rights to develop or market product candidates that we would otherwise prefer to develop and market ourselves. Failure to receive additional funding could cause us to cease operations, in part or in full.
Presentation of Financial Information
Our audited consolidated financial statements included herein as of and for the years ended December 31, 2018, 2019 and 2020 have been prepared in accordance with IFRS as issued by the IASB.
Due to the listing of our ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, we also prepare and publish our consolidated financial statements in accordance with IFRS as adopted by the European Union, or EU.
All the standards published by the IASB that are mandatorily applicable in the years ended December 2018, 2019 and 2020 are endorsed by the EU and are mandatorily applicable in the EU. Therefore, our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 are compliant with both IFRS as issued by the IASB and IFRS as adopted by the EU.
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
We have not generated any revenue from product sales since our inception, with the exception in 2018, 2019 and 2020 of Lumoxiti sales, which were classified in the net income (loss) from distribution agreements during the transition period with AstraZeneca (ended September 30, 2020) and in the line "sales" in revenue for the 2020 fourth quarter. Our ability to generate significant product revenue and to become profitable will depend upon our ability to successfully develop, obtain regulatory approval for and commercialize any product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, we are unable to predict the amount, timing or whether we will be able to obtain product revenue.
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
We have opted for the modified retrospective approach without any of the practical expedients allowed by IFRS 15. Accordingly, the comparative information is not restated and the cumulative impact of the first application is presented as an adjustment of the opening equity as of January 1, 2018. Consequently, the first application of IFRS 15 doesn't affect the comparability of our revenue and research and development expenses for the years ended December 31, 2018, 2019 and 2020.
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
Prior to 2018, revenue was recognized in accordance with IAS 18, which resulted in a difference in revenue recognition accounting policies used for the audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020.
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
The main characteristics of the research tax credit are:
•the research tax credit results in a cash inflow to us, i.e., it is used to offset the payment of corporate income tax the year after the date of its record as a tax credit in the income statement, or is paid directly to us from the tax authorities for the portion that remains unused, in principle three years after the fiscal year for which it is determined;
•our corporate income tax liability does not limit the amount of the research tax credit—if we do not pay any corporate income tax, we can offset the remaining research tax credit the year following its record in the income statement; and
•the research tax credit is not included in the determination of the corporate income tax.

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
Sales
As of December 31, 2020, following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the fourth quarter of 2020.
Operating expenses
Since inception, our operating expenses have consisted primarily of research and development expenses and selling, general and administration expenses.
Research and development expenses
We engage in substantial research and development efforts to develop innovative product candidates. Research and development expenses consist primarily of:
•personnel costs, including salaries, related benefits and share-based compensation, for our employees engaged in scientific research and development functions;
•cost of third-party contractors and academic institutions involved in preclinical studies or clinical trials that we may conduct, or third-party contractors involved in field trials;
•purchases of biological raw materials, real estate leasing costs as well as conferences and travel costs; and
•certain other expenses, such as expenses for use of laboratories and facilities for our research and development activities as well as depreciation and amortization.
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
We cannot determine with certainty the duration and total costs of our future clinical trials of our product candidates or if, when, or to what extent we will generate revenues from the commercialization and sale of any of our product candidates, or those of our collaborators, that might obtain regulatory approval. We may never succeed in achieving regulatory approval for any of our product candidates. The duration, costs and timing of clinical trials and development of our product candidates will depend on a variety of factors, including:
•the scope, rate of progress and expense of our ongoing clinical trials as well as any additional preclinical studies, clinical trials conducted by our collaborators and other research and development activities;
•clinical trial and preclinical study results;
•the terms and timing of regulatory approvals;
•the expense of filing, maintaining, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•the ability to market, commercialize and achieve market acceptance for any products that receive regulatory approval.
A change in the outcome of any of these variables with respect to the development of monalizumab, lacutamab and avdoralimab or any other product candidate or preclinical program that we are developing or could develop in the future could mean a significant change in the costs and timing associated with the development of such product candidates or preclinical programs. For example, if the FDA, the European Medicines Agency, or EMA, or another regulatory authority were to require us to conduct preclinical studies and clinical trials beyond those that we currently anticipate will be required for the completion of clinical development, or if we experience significant delays in enrollment in any clinical trials, we could be required to spend significant additional financial resources and time on the completion of clinical development. For a discussion of the risks associated with completing the development projects on schedule, see “Risk Factors—Risks Related to the Development of Our Product Candidates.”
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

Our selling, general and administrative increased in the year ended December 31, 2020. This increase mainly resulted from the costs incurred for the marketing of Lumoxiti and the operation of our US subsidiary until the decision to return the US and EU commercialization rights to AstraZeneca at the end of 2020. In accordance with the agreement signed in 2018, the companies will develop a transition plan, including an agreement on the costs and timeframes for the transfer of the marketing and distribution rights for Lumoxiti in the United States to AstraZeneca in 2021. AstraZeneca will remain holder of the marketing authorization application in Europe.
Our share of Lumoxiti operational expenses was included until the end of the transition period (September 30, 2020) in net income (loss) from distribution agreements because AstraZeneca has been responsible for commercialization activities to date. However, we have directly incurred operational expenses related to Lumoxiti in the year ended December 31, 2019 and 2020 and we will expect to incur additional operational expenses related to Lumoxiti in the future (2021 and 2022) until the end of the transition plan. These operational expenses consist mainly of selling, general and administrative expenses.
Impairment of intangible assets
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
As of December 31, 2020, impairment of intangible assets consisted to the full depreciation of Lumoxiti rights for an amount of €43.5 million, following the Company's decision to return the US and EU commercialization rights of Lumoxiti to AstraZeneca.
Net income (loss) from distribution agreements
When commercialization activities related to a product that we own or license are performed by a third-party under a collaboration or transition agreement, we must determine if the collaborator acts as an agent or a principal. With respect to our agreement with AstraZeneca related to Lumoxiti, we concluded that AstraZeneca acted as principal during the periods presented until the end of the transition period (September 30, 2020) because AstraZeneca controlled the commercialization activities and is the holder of the applicable regulatory marketing authorization.
As a result, we recognize on a single line the net income (loss) from our Lumoxiti distribution agreement until the end of the transition period in an amount equal to the sales for the period net of the administrative and selling expenses associated with the sales revenue allocated to us.
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

A.    Operating Results
Comparisons for the years ended December 31, 2019 and 2020
The following table sets forth a summary of our consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2019 (1)	2020
	(in thousands)
Revenue from collaboration and licensing agreements	€ 68,974	€ 56,155
Government financing for research expenditures	16,840	13,618
Sales	—	678

Revenue and other income	85,814	70,451

Research and development expenses	(78,844)	(58,613)
Selling, general and administrative expenses	(25,803)	(31,246)
Impairment of intangible assets	—	(43,529)

Operating expenses	(104,647)	(133,388)

Net income (loss) from distribution agreements	(8,219)	861

Operating income (loss)	(27,052)	(62,076)

Financial income	11,269	4,855
Financial expenses	(4,976)	(6,763)

Net financial income (loss)	6,293	(1,908)

Net income (loss) before tax	(20,759)	(63,984)
Income tax expense	—	—

Net income (loss)	€ (20,759)	€ (63,984)

(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the years ended December 31, 2018 have not been restated. See Note 2.f to our consolidated financial statements appearing elsewhere in this Annual Report.

Revenue and other income
Revenue and other income resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income decreased by €15.4 million, or 17.9% , to €70.5 million for the year ended December 31, 2020, as compared to revenue and other income of €85.8 million for the year ended December 31, 2019 .

	Year ended December 31,
	2019	2020
	(in thousands)
Revenue from collaboration and licensing agreements	€ 68,974	€ 56,155
Government financing for research expenditures	16,840	13,618
Sales	—	678

Revenue and other income	€ 85,814	€ 70,451

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements decreased by €12.8 million, or 18.6%, to €56.2 million for the year ended December 31, 2020, as compared to revenue from collaboration and licensing agreements of €69.0 million for the year ended December 31, 2019. Revenue from collaboration and licensing agreements mainly resulted from the agreements with AstraZeneca signed in April 2015, October 2018 and September 2020. Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2019	2020
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement	€ 42,541	€ 33,620
of which IPH5201 agreement	18,816	13,418
of which Sanofi agreement	—	7,000

Proceeds from collaboration and licensing agreements	61,356	54,038

Invoicing of research and development costs (IPH5201 and IPH5401 agreements)	6,949	2,531
Exchange gains (loss) on collaboration agreements	658	(602)
Others	10	188

Revenue from collaboration and licensing agreements	€ 68,974	€ 56,155

Proceeds related to monalizumab. Revenue related to monalizumab decreased by €8.9 million, or 21%, to €33.6 million for the year ended December 31, 2020, as compared to €42.5 million for the year ended

December 31,2019. This decrease is mainly explained by the decrease in direct monalizumab research and development costs over the period, in connection with the end of the recruitement of Phase 2 Cohort 2 during 2019. Progress was assessed on the basis of recognized costs relative to the total costs incurred for these studies. As of December 31, 2020, the deferred revenue related to monalizumab amounted to €26.6 million (€11.3 million as “Deferred revenue—Current portion” and €15.3 million as “Deferred revenue—Non-current portion”).
Proceeds related to IPH5201. Revenue related to IPH5201 decreased by €5.4 million, or 28.7%, to €13.4 million for the year ended December 31, 2020, as compared to €18.8 million for the year ended December 31, 2019. As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue.
Invoicing of research and development costs & avdoralimab. Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Stellar Phase I trial testing avdoralimab in oncology are equally shared between us and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca, These costs are re-invoiced on a quarterly basis.
Revenue from invoicing of research and development costs for the year ended December 31, 2020 was €2.5 million compared to €6.9 million for the year ended December 31, 2019 , or a decrease of € 4.4 million. The decrease between the two periods is mainly explained by the decrease in research and development costs relating to IPH5201 re-invoiced to AstraZeneca following the transition of the program in Phase 1 clinical trial, supported AstraZeneca.
Proceeds related to Sanofi - IPH6101. On January 8, 2016, the Company announced the signing of a collaboration and research license agreement with Sanofi. As a part of this agreement, and on December 8, 2020, Sanofi informed the Company of its intention to advance IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. This decision triggered a milestone payment of €7.0 million from Sanofi to the Company, fully recognized in revenue as of December 31, 2020.

Government financing for research expenditures
Government funding for research expenditures decreased by €3.2 million, or 19%, to €13.6 million for the year ended December 31, 2020, as compared to €16.8 million for the year ended December 31, 2019. The change is mainly due to a decrease in amortization expense relating to the intangible assets related to the IPH5201 rights and monalizumab. The table below details government funding for research expenditures for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2019	2020
	(in thousands)
Research Tax Credit	€ 16,737	€ 13,084
Grant	103	534

Government financing for research expenditures	€ 16,840	€ 13,618
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Sales
As of December 31, 2020 , following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the fourth quarter for an amount of €0.7 million.

Operating expenses
The table below presents our operating expenses for the years ended December 31, 2020 and 2019.

	Year ended December 31,
	2019	2020
	(in thousands)
Research and development	€ (78,844)	€ (58,613)
Selling, general and administrative	(25,803)	(31,246)
Impairment of intangible assets	—	(43,529)

Total operating expenses	€ (104,647)	€ (133,388)

Research and development expenses
Our research and development expenses are broken down as set forth in the table below for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2019	2020
	(in thousands)
Lacutamab	(9,870)	(9,801)
Monalizumab	€ (6,195)	€ (3,851)
Avdoralimab	(5,887)	(4,650)
Lumoxiti(1)	(11,709)	(4,558)
Sub-total programs in clinical development	(33,661)	(22,860)
Sub-total programs in preclinical development	(10,741)	(5,133)
Total direct research and development expenses	(44,401)	(27,993)
Personnel expenses (including share-based payments)	(15,892)	(15,231)
Depreciation and amortization	(15,518)	(12,006)
Other expenses	(3,033)	(3,383)
Personnel and other expenses	(34,443)	(30,620)
Total research and development expenses	€ (78,844)	€ (58,613)

(1)	Lumoxiti research and development expenses for the year ended 2019 mainly relate to the generation of additional clinical data and the preparation of the submission of the marketing authorization application to the EMA.

Research and development expenses decreased by €20.2 million, or 25.7%, to €58.6 million for the year ended December 31, 2020, as compared to research and development of €78.8 million for the year ended December 31, 2019. This decrease mainly results from a decrease of €16.4 million in direct research and development expenses (clinical and non-clinical) and a decrease of €3.5 million in research and development depreciation and amortization of intangible assets acquired by the Company. Research and development expenses represented a total of 65.2% and 75.3% of operating expenses for years ended December 31, 2020 and December 31, 2019, respectively.
Direct research and development expenses decreased by €16.4 million, or 37.0%, to €28.0 million for the year ended December 31, 2020, as compared to direct research and development expenses of € €44.4 million for the year ended December 31, 2019. This decrease is mainly due to: (i) a €7.2 million decrease in expenses related to the Lumoxiti program, (ii) a €5.6 million decrease in expenses related to non-clinical development program, (iii) a €2.3 million decrease in expenses related to the monalizumab program. The decrease in clinical expenses related to Lumoxiti is mainly due to the completion of work in 2019 in preparation for regulatory submission in Europe. The decrease in preclinical expenses is mainly explained by the finalization of work related to IPH5201 and IPH5301.
Personnel and other expenses allocated to research and development decreased by €3.8 million, or 11.1%, to €30.6 million for the year ended December 31, 2020, as compared to an amount of €34.4 million for the year ended December 31, 2019. This decrease is mainly due to the decrease by €3.5 million in amortization relating to monalizumab rights (extension of the depreciation horizon due to a mechanical adjustment after the completion of a cohort in 2020) and IPH5201 rights (full amortization at December 31, 2020).
As of December 31, 2020, we had 164 employees in research and development functions, compared to 162 as of December 31, 2019.

Selling, general and administrative expenses
Selling, general and administrative expenses increased by €5.4 million, or 21.1%, to €31.2 million for the year ended December 31, 2020, as compared to €25.8 million for the year ended December 31, 2019. Selling, general and administrative expenses represented a total of 34.8% and 24.7% of our total operating expenses for the years ended December 31, 2020 and 2019, respectively.
The table below presents our selling, general and administrative expenses by nature for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
	(in thousands)
Personnel expenses (including share based payments)	€ (10,572)	€ (12,714)
Non scientific advisory and consulting	(8,384)	(9,075)
Other expenses (1)	(6,847)	(9,457)

Total selling, general and administrative	€ (25,803)	€ (31,246)

(1)	Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other selling, general and administrative expenses.

Personnel expenses, which includes the compensation paid to our employees and consultants, increased by €2.1 million, or 20.3%, to €12.7 million for the year ended December 31, 2020, as compared to personnel expenses of €10.6 million for the year ended December 31, 2019. This increase mainly results from an increase in wages and salaries of €3.3 million, resulting from the full-year effect of personnel costs related to our US subsidiary, including personnel assigned to Lumoxiti commercial activities.
This increase is partially offset by the drop in share-based payments by €1.2 million. As of December 31, 2020, we had 64 employees in general and administrative functions, as compared to 65 as of December 31,2019.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses increased by €0.7 million, or 8.2%, to €9.1 million for the year ended December 31,2020, compared to an amount of €8.4 million for the year ended December 31, 2019. This increase results mainly from the costs incurred for the marketing of Lumoxiti and the operation of our US subsidiary until the decision to return the US and EU commercialization rights to AstraZeneca at the end of 2020.
Other selling, general and administrative expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative and commercial expenses. It notably includes insurance costs, that increased following the listing of the Company in the US in October 2019.
Impairment of intangible assets
As of December 31, 2020, impairment of intangible assets consist of to the full depreciation of Lumoxiti rights for an amount of €43.5 million, following the Company's decision to return the US and EU commercialization rights of Lumoxiti to AstraZeneca.
Net income (loss) from distribution agreements
When product sales are performed by a partner in the context of collaboration or transition agreements, the Company must determine if the partner acts as an agent or a principal. The Company concluded that AstraZeneca acted as a principal in the context of the production and commercialization of Lumoxiti until September 30, 2020. Consequently, the global inflows and outflows received from or paid to AstraZeneca are presented on a single line in the statement of income of Innate Pharma. This amount does not include the R&D costs which are recognized as R&D operating expenses.
We recognized a net income of €0.9 million from the Lumoxiti license agreement in the year ended December 31, 2020, covering the first three quarters, to be compared to a net loss of €8.2 million for the year ended December 31, 2019, which reflected revenue from sales of Lumoxiti in the period, less administrative and selling expenses associated with the sales revenue allocated to us, following the sale in the United States.
As of December 31, 2020, following the end of the transition period for the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized fourth quarter net sales of Lumoxiti in the total amount of €0.7 million.

Financial income (loss), net

Net financial result decreased by €8.2 million, to a €1.9 million loss for the year ended December 31, 2020, as compared to a €6.3 million gain for the year ended December 31, 2019. This change results mainly from the change in the fair value of certain financial instruments (gain of €4.1 million in 2019 as compared to a loss of €0.6 million in 2020) and a net foreign exchange loss of €1,6 million in 2020 as compared to a net foreign exchange gain of €0.8 million in 2019.
The table below presents the components of our net financial result for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
	(in thousands)
Interests and gains on financial assets	€ 1,620	€ 564
Unrealized gains on financials assets	4,063	313
Foreign exchange gains	5,568	3,978
Other financial income	18	—

Financial income	11,269	4,855

Foreign exchange losses	(4,772)	(5,557)
Unrealized losses on financial assets	—	(865)
Interest on financial liabilities	(204)	(341)
Other financial expenses	(1)	—

Financial expenses	(4,976)	(6,763)

Net financial income (loss)	€ 6,293	€ (1,908)

For the years ended December 31, 2019 and 2020, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents, short-term investments and financial assets. Unrealized gains and losses on financial assets relate to unquoted instruments.

Comparisons for the years ended December 31, 2018 and 2019
The following table sets forth a summary of our consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2018	2019(1)
	(in thousands)
Revenue from collaboration and licensing agreements	€ 79,892	€ 68,974
Government financing for research expenditures	14,060	16,840

Revenue and other income	93,952	85,814

Research and development	(69,555)	(78,844)
Selling, general and administrative	(18,142)	(25,803)

Operating expenses	(87,697)	(104,647)

Net income (loss) from distribution agreements	(1,109)	(8,219)

Operating income (loss)	5,146	(27,052)

Financial income	6,002	11,269
Financial expenses	(8,429)	(4,976)

Net financial income (loss)	(2,427)	6,293

Net income (loss) before tax	2,718	(20,759)
Income tax expense	333	—

Net income (loss)	€ 3,049	€ (20,759)

(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the years ended December 31, 2018 have not been restated. See Note 2.f to our consolidated financial statements appearing elsewhere in this Annual Report.

Revenue and other income
Revenue and other income resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income decreased by €8.1 million, or 8,7%, to €85.8 million for the year ended December 31, 2019, as compared to revenue and other income of €94.0 million for the year ended December 31, 2018.

	Year ended December 31,
	2018	2019
	(in thousands)
Revenue from collaboration and licensing agreements	€ 79,892	€ 68,974
Government financing for research expenditures	14,060	16,840

Revenue and other income	€ 93,952	€ 85,814

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

	Year ended December 31,
	2018	2019
	(in thousands)
Proceeds from collaboration and licensing agreements:
Monalizumab agreement	€ 61,546	€ 42,541
IPH5201 agreement	15,632	18,816

Proceeds from collaboration and licensing agreements	77,178	61,356

Invoicing of research and development (IPH5201 and avdoralimab agreements)	2,242	6,949
Exchange gains on collaboration and licensing agreements	465	658
Others	7	10

Revenue from collaboration and licensing agreements	€ 79,892	€ 68,974

Proceeds related to monalizumab. Revenue related to monalizumab decreased by €19.0 million, or 30.9%, to €42.5 million for the year ended December 31, 2019, as compared to €61.5 million for the year ended December 31, 2018. This change is primarily due to the one-off impact of the exercise of the option by AstraZeneca ($100.0 million) in October 2018, which generated a catch-up impact in revenue of €32.0 million and €6.4 million in the years ended December 31, 2018 and 2019, respectively. . As of December 31, 2019, the deferred revenue related to monalizumab is €62.7 million (€39.7 million as “Deferred revenue—Current portion” and €22.9 million as “Deferred revenue—Non-current portion”).
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

	Year ended December 31,
	2018	2019
	(in thousands)
Research tax credits	€ 13,527	€ 16,737
Grants	533	103

Government financing for research expenditures	€ 14,060	€ 16,840

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the years ended December 31, 2018 and 2019.
Operating expenses
The table below presents our operating expenses for the years ended December 31, 2018 and 2019.

	Year ended December 31,
	2018	2019
	(in thousands)
Research and development	€ 69,555	€ 78,844
Selling, general and administrative	18,142	25,803

Total operating expenses	€ 87,697	€ 104,647

Research and development expenses
Our research and development expenses in the periods presented primarily relate to activities for our monalizumab, lacutamab and avdoralimab programs and Lumoxiti.
Our research and development expenses are broken down as set forth in the table below:

	Year ended December 31,
	2018	2019
	(in thousands)
Monalizumab	€ 8,794	€ 6,195
Lacutamab	15,019	9,870
Avdoralimab	9,883	5,887
Lumoxiti(1)	1,094	11,709
Sub-total programs in clinical development	34,790	33,660
Sub-total programs in preclinical development	11,356	10,741
Total direct research and development expenses	46,146	44,401
Personnel expenses (including share-based payments)	14,226	15,892
Depreciation and amortization	6,709	15,518
Other expenses	2,474	3,033
Personnel and other expenses	23,409	34,443
Total research and development expenses	€ 69,555	€ 78,844

(1)	Lumoxiti research and development expenses mainly relate to the generation of additional clinical data and the preparation of the submission of the marketing authorization application to the EMA.

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
The table below presents our selling, general and administrative expenses by nature for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	(in thousands)
Personnel expenses (including share-based payments)	€ 7,601	€ 10,572
Non scientific advisory and consulting	5,301	8,384
Other expenses(1)	5,240	6,847

Total selling, general and administrative	€ 18,142	€ 25,803

(1)	Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other selling, general and administrative expenses.

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
The table below presents the components of our net financial result for the years ended December 31, 2018 and 2019:

	Year ended December 31,
	2018	2019
	(in thousands)
Gains on financial assets	€ 1,582	€ 1,620
Unrealized gains on financial assets	—	4,063
Foreign exchange gains	4,068	5,568
Other financial income	352	18

Financial income	6,002	11,270

Unrealized losses on financial assets	(3,942)	—
Foreign exchange losses	(3,851)	(4,772)
Interest on financial liabilities	(102)	(204)
Other financial expenses	(534)	(1)

Financial expenses	(8,429)	(4,976)

Net financial loss	€ (2,427)	€ 6,293

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
B.    Liquidity and Capital Resources
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
Sources and uses of liquidity
We have primarily financed our operations through our receipt of $530.0 million (€461.7 million) in payments from our collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of our equity securities by our collaborators.
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
In addition, we have received an aggregate of €80.6 million in research tax credits through December 31, 2020. As a French biopharmaceutical company, we have benefited from certain tax advantages, including, for example, the research tax credit. The research tax credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The research tax credit is calculated based on our claimed amount of eligible research and development expenditures in France. The research tax credit decreased by €3.7 million, or 19% , to €13.1 million for the year ended December 31, 2020, as compared to a research tax credit of €16.7 million for the year ended December 31, 2019.
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
On July 3, 2017, we borrowed from the bank Société Générale in order to finance the construction of our future headquarters. This loan, amounting to a maximum of €15.2 million, can be drawn down during the period of the construction in order to pay supplier payments as they become due, but in any event no later than August 30, 2019. We have decided to postpone this construction. Until this construction begins, the proceeds of the loan will be used to finance several projects, such as extension of our current building, improvement of our information systems and development of our commercial infrastructure. Repayment of any amounts drawn down are payable over a 12-year term beginning on August 30, 2019 and ending on August 30, 2031. As security for the loan, we pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4.2 million in July 2024, €5.0 million in July 2027 and €6.0 million in July 2031. We had drawn down €15.2 million under the loan as of December 31, 2019. The loan bears a fixed interest rate of 2.01%. Under the loan, we are subject to a covenant that our total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. The repayment period started on August 30, 2019. As of December 31, 2020, the remaining capital this loan amounted to €13.7 million as compared to €14.8 million as of 31 December, 2019.
We leased our headquarters in Luminy, Marseille, France under a finance lease agreement, ended in June 2020. In addition, we obtained a €1.5 million PTZI loan (Prêt à Taux Zéro Innovation—interest-free loan for innovation) from Banque Publique d’Investissement, or BPI France, in 2013. The loan is repayable beginning in September 2016 over five years and amounted to €0.2 million as of December 31, 2020. Lastly, during the years ended December 31, 2016 and 2017, we also used lease-financing and bank loans to finance the acquisition of laboratory equipment and to set up new laboratories. The debt related to these loans amounts to €0.9 million at December 31, 2020.
Liquidity position
Cash, cash equivalents and short-term investments decreased by €67.3 million, or 30,7%, to €151.6 million as of December 31, 2020, as compared to cash, cash equivalents and short-term investments of €218.9 million as of December 31, 2019. Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts.. Short-term investments primarily consist of shares of money market funds and mutual funds. Their purpose is to finance our activities, including our research and development costs.
As a reminder, We have received a total of €306.4 million from capital increases, before deducting the costs associated with capital increases, and after excluding proceeds from share compensation instruments, between 1999 and December 31, 2019. The table below summarizes the main capital increases between 1999 and December 31, 2020.

Date	Gross Proceeds
April 2000	€ 1.2 million
March 2001	3.3 million
July 2002	20.0 million
March 2004	5.0 million
July 2004	10.0 million
March 2006	10.0 million
November 2006	33.7 million
December 2009	24.3 million
November 2013	20.3 million
June 2014	50.0 million
October 2018	62.6 million
October 2019	66.0 million

Total	€ 306.4 million

Cash flows
Comparisons for the year ended December 31, 2019 and 2020
The following table sets forth cash flow data for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
	(in thousands)
Cash flows from / (used in) operating activities	€ 34,924	€ (51,767)
Cash flows from / (used in) investing activities	(62,121)	(13,370)
Cash flows from / (used in) financing activities	77,765	(1,177)
Effect of the exchange rate changes	5	219
Net increase / (decrease) in cash and cash equivalents	€ 50,572	€ (66,096)

Cash flows from / (used in) operating activities
Our net cash flow used in operating activities decreased by €86.7 million to €51.8 million for the year ended December 31, 2020 as compared to net cash flows from operating activities of €34.9 million for the year ended December 31, 2019. This decrease mainly results from the collection of €108.8 million of proceeds persuant to the agreements signed with AstraZeneca in January 2019 and related to monalizumab and IPH5201. The company also received, in December 2020, a milestone payment of

$50.0m (€41.2m) following the inclusion by AstraZeneca of the first patient in the Phase 3 clinical trial INTERLINK-1 and In April 2020, €4.6 million payment from AstraZeneca following the dosing of the first patient in the IPH5201 Phase 1 clinical trial. Theses proceeds are offset by an increase of outflows in relation with our operating activities.
Cash flows from / (used in) investing activities
Our net cash flows used in investing activities for the year ended December 31, 2020 were €13.4 million which mainly resulted from (i) a €13.4 million ($15.0 million) additional consideration paid, in January 2020, to AstraZeneca regarding Lumoxiti following the submission of the Biologics License Application to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 relating to IPH5201 following the dosing of a first patient in a Phase 1 clinical trial, in march 2020 and (iii) the acquisition of financial assets for a net amount of €3.0 million. Such items were partially offset by the reimbursement by AstraZeneca in relation to the 2019 cost sharing mechanism for the commercialization of Lumoxiti (€7.0 million).
Our net cash flows used in investing activities for the year ended December 31, 2019 were €62.1 million and mainly consisted of the upfront payment relating to the acquisition of Lumoxiti (€43.8 million) and the additional considerations relating to monalizumab (€13.1 million) and anti-CD39 (€7.0 million).
Cash flows from / (used in) financing activities
Our net cash flows from financing activities for the year ended December 31, 2020 decreased by €78.9 million to €1.2 million for year ended December 31, 2020 as compared to net cash flows from financing activities of €77.8 million for the year ended December 31, 2019. On August 11, 2020, following the signing of a financing contract with BpiFrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19, the Company received a repayable advance of €1.4 million. Loan repayments amounted to €2.2 million for the year ended December 31, 2020 compared to €2.0 million for the year ended December 31, 2019. As a reminder, the net proceeds of our initial public offering on the Nasdaq in October 2019 were €66.0 million.

Comparisons for the year ended December 31, 2018 and 2019

	Year ended December 31,
	2018	2019
	(in thousands)
Cash flows from / (used in) operating activities	€ (32,529)	€ 34,924
Cash flows from / (used in) investing activities	24 279	(62 121)
Cash flows from / (used in) financing activities	61,222	77,765
Effect of the exchange rate changes	(26)	5
Net increase / (decrease) in cash and cash equivalents	€ 52,947	€ 50,572

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
Our present and future funding requirements will depend on many factors, including, among other things:
•the size, progress, timing and completion of our clinical trials and preclinical studies for any current or future product candidates, including our lead product candidates, monalizumab and lacutamab;
•the number of potential new product candidates we identify and decide to develop;
•costs associated with our payment obligations to third parties in connection with our development and potential commercialization of certain of our product candidates;
•costs associated with expanding our organization;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;
•the time and costs involved in obtaining regulatory approval for our product candidates and any delays we may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
•selling and marketing activities undertaken in connection with the commercialization of Lumoxiti and any other current or future product candidates, including monalizumab,

lacutamab, avdoralimab and IPH5201 and other product candidates, together with the costs involved in the creation of a sales and marketing organization; and
•the amount of revenues, if any, we may derive either directly, or in the form of milestone or royalty payments from any future potential partnership agreements, from monalizumab, IPH5201, or relating to our other product candidates.
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
Capital expenditures
Our operations mainly require investment in intangible assets. We acquired the rights of avdoralimab from Novo Nordisk A/S in 2017. We paid an upfront of €40.0 million, of which €37.2 million was contributed in new ordinary shares and €2.8 million in cash. As part of this agreement, an additional amount of € 1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase II trial
In January 2019, we paid to AstraZeneca an initial payment for the license related to Lumoxiti ($50.0 million, or €43.8 million, using the foreign exchange rate of 1.1422 at the date of payment), and in February 2019, we paid to Novo Nordisk A/S additional consideration relating to monalizumab ($15.0 million, or €13.1 million using the exchange of 1.1394 at the date of payment). In June 2019, we paid €7.0 million to Orega Biotech in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201.
Our operations generally require little investment in tangible assets because we outsource most of the manufacturing and research activities to third parties. We lease some of our computer equipment under operating lease agreements. We account for our payments for these items as operating expenses in the consolidated statement of income.
Our capital expenditures in the years ended December 31, 2018, 2019 and 2020 primarily related to laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
Our corporate office in Luminy, Marseille, France is leased under a finance lease agreement signed in 2008 with Sogebail, a subsidiary of Société Générale, for an aggregate of €6.6 million. The lease-financing agreement has a 12-year term. We have a purchase option for all of the buildings and land for the lump sum of €1 at the end of the term of the contract on June 9, 2020, which we have exercised. The Company now owns its corporate office in Luminy, Marseille.
Since July 2017, we also rent office space in Marseille, France under a commercial lease.
On January 10, 2020, the Company signed an amendment to the lease for the “Le Virage” building in order to expand its premises. This amendment also extends the duration of the contractual commitment until 2025.

C.    Research and Development
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.    Trend Information
The COVID-19 pandemic has continued to develop over the world, include the U.S. and Europe, in 2021. We could experience or continue to experience disruptions relating to this pandemic that could severely impact our business. The full extent, consequences, and duration of the COVID-19 pandemic and the resulting impact on our business, financial condition and results of operations cannot be predicted as of the date of this Annual Report. We will continue to evaluate the impact that the COVID-19 pandemic could have on our business, financial condition and results of operations during the year ending December 31, 2021.
See “Item 4D.—Risk Factors—Risks Related to the Development and Commercialization of Lumoxiti and Our Product Candidates—The recent global COVID-19 pandemic could adversely affect our business, financial condition and results of operations.”
E.    Off-Balance Sheet Arrangements
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
F.    Tabular Disclosure of Contractual Obligations
The following table summarizes our contractual obligations (principal amount only) as of December 31, 2020:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	150	—	—	150
BPI Refundable advance - FORCE	—	1,454	—	1,454
Lease liabilities – Real estate property	—	—	—	—
Down-payment	—	—	—	—
Lease liabilities – Building "Le Virage"	512	1,875	—	2,387
Lease liabilities – Premises Innate Inc	72	323	52	447
Lease liabilities – Laboratory equipment	176	463	—	639
Lease liabilities – Vehicles	13	8	—	21
Lease liabilities - Printers	6	35	—	41
Loans – Equipment	55	207	—	262
Loan – Building	1,162	4,890	7,635	13,687
Total	2,146	9,255	7,687	19,087

The table below summarizes our contractual obligations (principal amount and interest) as of December 31, 2020:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	150	—	—	150
BPI Refundable advance - FORCE	—	1,454	—	1,454
Lease liabilities – Real estate property	—	—	—	—
Down-payment	—	—	—	—
Lease liabilities – Building "Le Virage"	558	1,955	—	2,513
Lease liabilities – Premises Innate Inc	79	339	53	471
Lease liabilities – Laboratory equipment	179	468	—	647
Lease liabilities – Vehicles	13	8	—	21
Lease liabilities - Printers	7	36	—	43
Loans – Equipment	57	213	—	270
Loan – Building	1,427	5,706	7,965	15,098
Total	2,470	10,179	8,018	20,667
The commitment amounts in the table above are associated with contracts that are enforceable and legally binding and that specify all significant terms, including fixed or minimum services to be used, fixed, minimum or variable price provisions, and the approximate timing of the actions under the contracts. The table does not include obligations under agreements that we can cancel without a significant penalty as well as obligations under our employment benefit plans, which amounted to €4.2 million as of December 31, 2020.
As of December 31, 2020, we have non-cancellable purchase commitments for a total of €2.9 million million with various CMOs.
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
Lastly, we signed certain agreements with collaborators, which defined the rules of joint-ownership and the granting of rights regarding certain aspects of intellectual property. Under these contracts, we usually bear all expenses relating to the procurement, examination and extension procedures of the patents and to any procedure required to uphold and defend the patents. These agreements also usually require, in exchange for a license over the share of rights owned by the co-owner, and according to certain milestones, the payment of lump sums and royalties on sales to the co-owner. For example, we may be obligated to pay Novo Nordisk A/S up to €20.0 million in potential regulatory milestones relating to monalizumab and tiered mid-to-high single-digit percentage royalties on net sales of monalizumab products, and up to an aggregate of €370.0 million upon the achievement of development, regulatory and sales milestones relating to avdoralimab and tiered royalties ranging from a low double-digit to low-teen percentage of net sales of avdoralimab. We may also be obligated to pay Orega Biotech up to an additional €49.0 million in the aggregate upon the achievement of development and regulatory milestones, and mid-single digit to low-teen percentage payments, depending on determinations relating to Orega Biotech’s intellectual property rights for certain patents, on sublicensing revenues we receive pursuant to our agreement with AstraZeneca relating to IPH5201. Finally, in January 2020, we made a

$15.0 million milestone payment as a result of the achievement of a regulatory milestone relating Lumoxiti. We are also obligated to pay a low single digit percentage royalties on our net sales of Lumoxiti, and are obligated to pay Selexis SA, for each of lacutamab, IPH5201 and IPH5301, up to 1.6 million Swiss francs in development and regulatory milestones and either up to 50.0 million Swiss francs in commercial milestones or low single digit percentage royalties on net sales.

G.    Safe Harbor.
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act and as defined in the Private Securities Litigation Reform Act of 1995. See “Special Note Regarding Forward-Looking Statements.”
Item 6. Directors, Senior Management and Employee.
A.Directors and Senior Management.
Directors and Officers
•The following table sets forth information concerning the members of our Executive Board and Supervisory Board and our other executive officers as of December 31, 2020.

Name	Age	Position
Executive Board Members

Mondher Mahjoubi, M.D.	62	Chairman of the Executive Board, Chief Executive Officer, Member of the Executive Committee

Yannis Morel, Ph.D.	47	Member of the Executive Board, EVP, Product Portfolio Strategy & Business Development, Member of the Executive Committee

Laure-Hélène Mercier (1)	42	Member of the Executive Board, EVP, Chief Financial Officer, Member of the Executive Committee

Supervisory Board Members

Hervé Brailly, Ph.D.	59	Chairman of the Supervisory Board

Irina Staatz-Granzer, Ph.D.	60	Member and Vice Chairman of the Supervisory Board

Jean-Yves Blay, Ph.D.	58	Member of the Supervisory Board

Gilles Brisson	68	Member of the Supervisory Board

Véronique Chabernaud, M.D.	59	Member of the Supervisory Board

Maïlys Ferrere (2)	58	Member of the Supervisory Board

Patrick Langlois, Ph.D.	75	Member of the Supervisory Board

Marcus Schindler, Ph.D.(3)	54	Member of the Supervisory Board

Pascale Boissel	54	Member of the Supervisory Board
Other Executive Officers

Joyson Karakunnel M.D. M.S.C	50	Member of the Executive Committee, EVP, Chief Medical Officer

Odile Belzunce	40	Member of the Executive Committee, VP Compliance, IT and Portfolio Management

Jennifer Butler	44	Member of the Executive Committee, EVP, U.S. General Manager of Innate Pharma US Inc.

Frédérique Brune	55	Member of the Executive Committee, VP Development, CMC and Supply Chain

Eric Vivier, D.V.M., Ph.D.	56	Permanent Guest to the Executive Committee, SVP, Chief Scientific Officer

Tracy Rossin	43	Member of the Executive Committee, VP, Global Head of Communications
Odile Laurent	59	Member of the Executive Committee, VP Human Resources

(1)Laure-Hélène Mercier resigned from her position as Executive Board member on February 16, 2021. She will remain with the Company until December 31, 2021 to ensure the transition with Frederic Lombard, the new Chief Financial Officer. Mr. Lombard joined Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis.
(2)As representative of Bpifrance Participations, the legal entity that holds this Supervisory Board seat.
(3)As representative of Novo Nordisk A/S, the legal entity that holds this Supervisory Board seat.
Executive Board
Mondher Mahjoubi, M.D., Chief Executive Officer and Chairman of our Executive Board, was appointed Chief Executive Officer and Chairman of our Executive Board on December 30, 2016. Prior to joining Innate Pharma, Dr. Mahjoubi led AstraZeneca’s oncology therapy area franchise, playing an instrumental role in the development and execution of its oncology product strategy from 2013-2016. Prior to that role, he served as the Senior Vice President of Global Product Strategy in Oncology at Genentech from 2010-2013. He also previously held various positions as Vice President of Marketing and Medical Affairs at Roche, Sanofi-Aventis and Rhone Poulenc Rorer. Dr. Mahjoubi is trained as a medical oncologist, holds a M.D. from the University of Tunis (Tunisia) and university degrees in Medical Oncology from the University of Paris Sud (France) and in Clinical Research and Methodology from the University of Lariboisiere-Saint Louis (France). He was resident doctor at the Faculty of Medicine in Tunis and at the Gustave-Roussy Institute in Villejuif. He is a member of the American Society of Clinical Oncology and European Society of Medical Oncology. He is also currently an independent board member and Chairman of the Board of Directors at PDC*line Pharma, a clinical stage biotech company developing a novel class of anticancer vaccines.
Yannis Morel, Ph.D., member of the Executive Board and EVP, Product Portfolio Strategy and Business Development, joined Innate in December 2001. Between 2001 and 2007, he was in R&D positions, initially as a scientist in the immunology team, before becoming team manager, and finally becoming responsible for research programs. From 2007, he was in charge of business development for the company. Mr Morel holds a PhD in oncology from Aix-Marseille University (France) and is an alumnus of Ecole Normale Supérieure de Cachan (France), with a BS in physical and molecular chemistry.
Laure-Hélène Mercier, member of the Executive Board and EVP, Chief Financial Officer, joined us in 2007, and was appointed Chief Financial Officer on December 30, 2016. Prior to her current position, Ms. Mercier served as Executive Vice President Finance and was previously our Director of Investor Relations. Prior to joining us, Ms. Mercier held positions as an equity analyst at Oddo Securities and Natexis Bleichroeder. She has a MSc. (DEA) in Neurosciences from Université Aix-Marseille (France) and a M.B.A. from ESSEC Business School (France). Laure-Hélène Mercier resigned from her functions as Executive Board member on February 16, 2021. She will remain with the Company until December 31, 2021 to ensure the transition with Frederic Lombard, the new Chief Financial Officer. Mr. Lombard joined Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis.
Supervisory Board
Hervé Brailly, Ph.D., Chairman of the Supervisory Board, is a biotech entrepreneur. He founded Innate Pharma in 1999 and led the Company from 1999 to 2016 as Chief Executive Officer and Chairman of the Executive Board before being appointed Chairman of the Supervisory Board in 2017. Mr. Brailly is also CEO and co-founder of Kalsiom (immunology, Brest), Systol Dynamics SA (cardiology, Marseille) and co-founded MI-MAbs SAS (immuno-technology, Marseille) in 2020. He is Chairman of the Board of Directors of NH Theraguix (oncology, Grenoble) and member of the Board of Directors of Deinove (microbiology, Montpellier). Mr. Brailly graduated from the Ecole des Mines de Paris (1983, France) and he holds a PhD in immunology with a specialty in immune-pharmacology. During his career, he has been involved in the governance of several public and academic bodies in the field of higher education, research and technology transfer. He is currently Chairman of the School of Engineering of Aix-Marseille University (AMU, France).
Irina Staatz-Granzer, Ph.D., Vice Chairman and member of the Supervisory Board, has served on our Supervisory Board since 2009. Dr. Staatz-Granzer has held business development positions at Hermal, Boots Healthcare International, Knoll (BASF Pharma) and as CEO of Scil Technology Gmbh, CEO of U3 Pharma AG and CEO of Blink Biomedical SAS. Ms. Staatz-Granzer also serves as Chairman of PLCD (German Pharma Licensing Club). She founded and is currently CEO of Staatz Business Development & Strategy. She is also Chairman of Talix Therapeutics NV and Emergence Therapeutics AG. Dr. Staaz-Granzer received a degree in pharmacy from Philipps-Universität Marburg (Germany) and a Ph.D. from the University of Tübingen (Germany).
Jean-Yves Blay, Ph.D., member of the Supervisory Board, has held the post of General Director of the Centre Léon Bérard in Lyon, France, since 2014 and renewed in 2019. He became President of Unicancer in 2019. He is President of the French Sarcoma Group and Director of the European Reference Network for Rare Adult Cancers (EURACAN). In 2016, he became Secretary of the Oncology Commission of the French Academy of Medicine. Between 2009 and 2012 he held the position of President of the European Organisation for Research and Treatment of Cancer (EORTC). Prof. Blay currently holds various other university and hospital positions. He is a member of the European Union Committee of Experts of Rare Disease, the European Commission’s Scientific Panel for Health (SPH) and served as a Faculty Coordinator for Sarcoma for the European Society of Medical Oncology (ESMO) between 2012 and 2016. Trained as a medical oncologist with a PhD from the University Claude Bernard in Lyon (France), his research activities have been focused on the role of immune effector cells and cytokines in cancer. Prof. Blay is a member of various scientific societies and academic expert groups, has been awarded several honors and is the author of more than 200 publications over the last three years.

Gilles Brisson, member of the Supervisory Board, has served on our Supervisory Board since 2007 and was the Chairman until December 30, 2016. Mr. Brisson has worked in management positions at Rhône-Poulenc and then at Aventis Pharma, where he served as Chairman of the Executive Board, Chairman of the Supervisory Board and Europe Manager. Mr Brisson was member of the Supervisory Board of Mutabilis Holding and the Group Carso and Chairman of the Board of Directors of MaunaKea Technologies. He received a degree from Hautes Etudes Commerciales de Paris (France).
Véronique Chabernaud, M.D., member of the Supervisory Board, is an oncologist, a graduate of ESSEC Business School (France) and has worked for 20 years in the pharmaceutical industry. In particular, she was the Director of the French Oncological Operational Unit at Sanofi Aventis, a Vice President of Marketing and Sales at Aventis Intercontinental and Europe, and Director of Oncology Global Medical Affairs at Rhône Poulenc Rorer. She also works as a consultant for companies in the field of innovative technologies with a high impact on public health, on a national and international level. Such companies include Genomic Health, BioSystems International, MaunaKea Technologies, Ariana Pharma, Qynapse, Omicure. In 2007, Dr. Chabernaud founded Créer la Vitalité, which helps companies and organizations in the development of health innovations and prevention. Véronique Chabernaud graduated in 2017 from the Institut Français des Administrateurs and Sciences Po Paris with a Certificate in Corporate Directorship and has been involved in this program since 2017. Dr. Chabernaud also founded the association “Enfance et Vitalité” which offers health workshops to children. She is also co-author of the book "Capital Humain versus Humain Capital." Since July 2019, Véronique Chabernaud has been member of the Board of Directors and Chairman of the Compensation and nomination committee of Groupe Bastide le confort médical (BLC).
Maïlys Ferrere, member of the Supervisory Board, has served on our Supervisory Board since 2017 when she was appointed after being proposed by our shareholder Bpifrance Participations. Ms. Ferrere is Director of the Large Venture Investment team within the Innovation Division of Bpifrance. Large Venture’s mission is to provide long term capital to innovative French companies in areas with very strong growth with the goal of creating world leaders. The portfolio currently includes 50 companies in life sciences, digital and environmental technologies. Prior to this position, Ms. Ferrere was an Investment Director at the Strategic Investment Fund between 2009 and 2012. She previously had a career in banking, focusing on equity capital markets in various financial institutions. Maïlys Ferrère is a member of the Boards of Directors or Supervisory boards of the following companies: DBV, Sequans Communications, MWM, Euronext Paris and Innate Pharma. She holds a degree in Business Law from Pantheon-Sorbonne University, Paris (France) and graduated from IEP Paris (School of Higher Education for Political Studies), and the French Society for Financial Analysts.
Patrick Langlois, Ph.D., member of the Supervisory Board, has served on our Supervisory Board since 2010 after being proposed by our shareholder Fonds Stratégique d’Investissement. Dr. Langlois has been Associate Managing Director of PJL Conseils since 2005. Dr. Langlois worked for the Rhône-Poulenc group starting in 1975 and was appointed the Financial Director in 1997, where he served until 1999. From 2000 through 2004, he was Financial Director and Executive Vice President at Aventis. He received a Ph.D. in Economics from the University of Rennes (France).
Marcus Schindler, Ph.D., (Prof. (adj.), member of the Supervisory Board, has served on our Supervisory Board since 2018 when he was appointed after being proposed by our shareholder Novo Nordisk A/S. Dr. Schindler is Senior Vice President and Head of Global Drug Discovery at Novo Nordisk A/S. He oversees all of Novo Nordisk’s Research activities across all of NN’s Therapeutic Areas (diabetes, obesity, non-alcoholic steatohepatitis (NASH), rare blood disorders, rare endocrine disorders, chronic kidney and cardiovascular disease). In addition, he is responsible for identifying, establishing and maintaining all external deals and collaborations up to and including Clinical Proof of Concept within all therapy areas. Prior to this occupation, Mr Schindler was VP, Head of the Cardiovascular & Metabolic

Diseases Innovative Medicines Unit of Astra Zeneca (Sweden). Previously he was Head of Research for (OSI) Prosidion, based in Oxford, UK, and has held senior positions at Boehringer Ingelheim Pharma (Germany) and at Glaxo Wellcome’s blue skies research institute, “Glaxo Institute of Applied Pharmacology”, Cambridge, UK. Mr Schindler received his PhD in Pharmacology from the University of Cambridge and holds a position as adjunct Professor of Pharmacology at the University of Gothenburg. He as co-/authored 50+ peer-reviewed research papers and is an inventor of 25 international patent applications.
Pascale Boissel, member of the Supervisory Board, is, with more than 30 years of financial experience, an expert in finance, audit, transactions, internal control, growth management and restructuring operations. Her experience has been represented in a variety of industries, including: food and beverage (Danone), building materials (Lafarge Holcim), education and, for more than 10 years now, healthcare and biotechnology. Before, she was Chief Financial Officer of ENYO Pharma. Pascale was the Deputy-Chief Executive Officer and Administrative and Financial Director of the BIOASTER Institute (IRT) in the field of infectious diseases and microbiology. In 2009, Madame Boissel joined Ipsogen a listed company developing and marketing molecular diagnostic products as Chief Financial Officer. Pascale Boissel began her career in audit and corporate finance at PricewaterhouseCoopers Paris.
Other Executive Officers
Joyson Karakunnel, Member of the Executive Committee, EVP and Chief Medical officer, joined Innate Pharma as Executive Vice President and Chief Medical Officer in July 2020. He is an experienced medical oncologist and hematologist with more than 15 years of drug development expertise both in academia and the biopharmaceutical industry. Most recently, Dr. Karakunnel served as Senior Vice President and Chief Medical Officer at Tizona Therapeutics, where he led the development of the company’s biotherapeutics pipeline. Prior to Tizona, he held positions with Arcus Biosciences and AstraZeneca/MedImmune. At Arcus, he established the clinical, regulatory and safety departments, and while at AstraZeneca/MedImmune, he served as the early-stage lung cancer lead and contributed to the regulatory filings of IMFINZI® (durvalumab). Prior to joining the biopharmaceutical industry, he was a clinical trial investigator at the National Cancer Institute (NCI) and team leader for the hematologic group at Walter Reed National Military Medical Center. In addition, he was an Associate Professor at the Uniformed Services University of the Health Sciences and a medical reviewer at the U.S. Food and Drug Administration. Dr. Karakunnel completed his oncology and hematology fellowships at the NCI, his medical training at Annamalai University in India and holds a Masters in Pharmacology from the University of Maryland.
Odile Belzunce, Member of the Executive Committee, Vice President, Compliance and Operations, was appointed as a member of our Executive Committee on January 31, 2019. Odile Belzunce joined Innate Pharma in February 2005. She was Quality Manager during 10 years before becoming Head of Compliance. During her career at Innate, Odile Belzunce contributed to the structuration of the processes as the Company was growing, developing its portfolio and its activities. Odile Belzunce currently holds the position of VP, Compliance and Operations.
Jennifer Butler, Member of the Executive Committee, Executive Vice President and U.S. General Manager, joined us in that role in 2019. Prior to her appointment, Jennifer Butler served as Chief Business Officer, Chief Commercial Officer and Head of US operations, responsible for global business development and commercial strategy at Tessa Therapeutics, a clinical-stage oncology company. She previously served for more than 10 years in various commercial roles with increasing responsibility at AstraZeneca/MedImmune. While at AstraZeneca, she was the Global Commercial Head of Immuno-Oncology. Ms. Butler also previously worked in strategic healthcare consulting and as an analyst in

Equity Capital Markets at Merrill Lynch. Ms. Butler brings more than 20 years of strategic marketing and commercial leadership expertise across several therapeutic areas.
Frédérique Brune, Member of the Executive Committee, Vice President Development, CMC and Supply Chain, was appointed as a member of our Executive Committee on July 1, 2019 after previously serving as our Senior Director of Development, CMC and Pharmaceutical Operations since March 2017. Prior to joining us, Ms. Brune served as Quality Director of Bioproduction at LFB-Biotechnologies from March 2016 to March 2017. From September 2007 to March 2016, she worked as Director of Development programs as well as Interim Head Pharmacist at LFB-Biotechnologies. Prior to LFB-Biotechnologies, Ms. Brune served in various roles and responsibilities from 2001 to 2007 at Pierre Fabre Research Institute, including as Analytical Development and Quality Control Director, Pharmacist delegate and Program Director. Ms. Brune graduated from the faculty of Pharmacy Paris XI and holds a Master of Science in Experimental and Clinical Pharmacology from University Paris VI (France).
Eric Vivier, D.V.M., Ph.D., Permanent guest to the Executive Committee, Senior Vice President, Chief Scientific Officer, joined us in that role in 2018. Eric Vivier is a Doctor of Veterinary Medicine (DVM) from the Ecole Nationale Vétérinaire de Maisons-Alfort and holds a PhD in Immunology from the Paris University (Paris XI). After completing his post-doctoral fellowship at Harvard Medical School (Dana Faber Cancer Institute), Pr. Vivier joined the Center of Immunology at Marseille-Luminy (CIML) in 1993, becoming its director in 2008 until 2017. A pioneer in the field of innate immunity, he is one of the four immunologists whose research led to the creation of Innate Pharma. He has twice been laureate of the prestigious European Research Council (ERC) advanced grants. During his career, Pr. Vivier has been a visiting professor at The Scripps Research Institute, The Rockefeller University, and The Walter and Elisa Hall Institute. He is a member of the French National Academy of Medicine, of the Institut Universitaire de France and of the Royal Academy of Medicine of Belgium. He is on the board of numerous committees and has been awarded several prices and honors, including the European Federation of Immunological Society award and the Grand Prix Charles Oberling in Oncology. He is also Chevalier de la Légion d’Honneur and Officier de l'Ordre National du Mérite.
Tracy Rossin, Member of the Executive Committee, Vice President, Global Head of Communications, joined us in September 2019. Prior to this, she served as Head of Corporate Affairs at MedImmune from November 2015 to September 2019 and as Director, External Communications from July 2012 to October 2015. From 2006 to 2012, Ms. Rossin held several global and US brand communications roles at AstraZeneca. Ms. Rossin received a Bachelor of Arts degree in Communications and Political Science from Miami University.
Odile Laurent, Member of the Executive Committee, Vice President, Human Resources Director, joined us in that role in September 2017. Odile Laurent has been appointed Vice President, Human Resources Director in January 2020. Before joining Innate Pharma, Ms. Laurent was Group Human Resources Director at Marie Brizard Wine&Spirits Group from 2015 to 2017. Previously, Ms. Laurent was Director of Human Resources for the ‘Power Transformers’ business unit at Areva T&D, and was subsequently appointed Head of Global Sales at Alstom Grid. Ms. Laurent has spent most of her career at Sanofi-Aventis where from 2005 she was successively in charge of the Multi-site and European Human Resources Department of the ‘Matures Products and OTC’ business unit, and later of the Supply-Chain business unit worldwide. Ms. Laurent holds a PhD in Physical Sciences from the Institut National Polytechnique of Toulouse and a Master of Business Administration in Human Resources from the Institut d’Administration des Entreprises of Toulouse (France).

Family Relationships
There are no family relationships among any of the members of our Executive Board and Supervisory Board.
B.Compensation.
Compensation of Members of the Executive and Supervisory Boards
Following the entry into force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the Ordonnance no. 2019-1234 dated November 27, 2019 and the Decree no. 2019-1235 dated November 27, 2019, the payment of any variable or exceptional compensation attributed for a financial year to the Chairman of the Supervisory Board, the Chairman of the Executive Board and members of the Executive Board, is subject to approval at the next ordinary general meeting (ex-post vote). The payments of the below variable compensations, for the year ended December 31, 2020, will be submitted for approval to the ordinary and extraordinary shareholder meeting to be held on May 28, 2021. In addition to the ex-post vote described above, French law also requires that the compensation policy for the members of the Executive and Supervisory Board for the year ending December 31, 2020 is subject to the approval at the ordinary general meeting relating to the year ending December 31, 2020.
Compensation of Members of the Supervisory Board
Attendance Fees
We pay attendance fees to the members of the Supervisory Board, except for the permanent representatives of Novo Nordisk A/S and Bpifrance Participations and the Chairman of the Supervisory Board. At our general meeting of shareholders held on May 19, 2020, shareholders set the total attendance fees to be distributed among the members of the Supervisory Board at €260,000. The attendance fees consist of a fixed portion and a variable portion based on attendance at meetings of the Supervisory Board and its committees. The following table shows the framework for our attendance fees for the year ended December 31, 2020:

	Member Role	Attendance Fee

Fixed Portion (annual fee)	Supervisory Board Member	€15,000
	Audit Committee Chairman	€20,000.00

Variable Portion (attendance fee at each meeting of the Supervisory Board)	Supervisory Board/Committee Chairman (Audit and Compensation and nomination)	€3,500
	Other Members of the Supervisory Board	€2,000

Variable Portion (attendance fee at each meeting of a committee of the Supervisory Board)	Committee member	€1,300
	Audit Committee Chairman	€5,000
	Compensation and Nomination Committee Chairman	€2,000.00

The following table sets forth information regarding the attendance fees earned by members of the Supervisory Board during the year ended December 31, 2020:

Member	Attendance Fees

Gilles Brisson	€23,000
Irina Staatz-Granzer	€27,550
Patrick Langlois	€67,700
Véronique Chabernaud	€40,500
Jean-Yves Blay	€23,000
Pascale Boissel	€19,838

The Supervisory Board of January 29, 2021 decided to put to the vote of our shareholders at the general meeting of shareholders to be held on May 28, 2021, a total attendance fees envelop to be distributed among the members of the Supervisory Board amounting to €260,000 for the year ending December 31, 2021. The following table shows the framework for our attendance fees for the year ended December 31, 2021:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€15,000
	Audit Committe Chairman and Compensation and Nomination Committee Chairman	€15,000
Variable Portion (attendance fee at each meeting of the Supervisory Board)	Supervisory Board Chairman and Audit Committe Chairman and Compensation and Nomination Committee Chairman	€3,500
	Other Members of the Supervisory Board	€2,000
Variable Portion (attendance fee at each meeting of a committee of the Supervisory Board)	Audit Committe Chairman and Compensation and Nomination Committee Chairman	€2,000
	Committee member	€1,300
Chairman Compensation
On December 14, 2016, the Supervisory Board decided that Hervé Brailly, the Chairman of the Supervisory Board, would receive specific compensation pursuant to article L.225-84 of the French Commercial Code for his duties as Chairman of the Supervisory Board. The Supervisory Board of January 31, 2019 decided to increase the fixed compensation of Mr. Brailly by €50,000 to a total of €100,000. For the year ended December 31, 2020, we paid Mr. Brailly €100,000 in specific compensation for his performance of these duties.
Agreement with Jean-Yves Blay
On September 14, 2018, we entrusted Jean-Yves Blay, a member of our Supervisory Board, with a specific mission pursuant to article L.225-84 of the French Commercial Code. Based on Mr. Blay’s

scientific and medical qualifications, we have agreed that he will attend meetings of our Strategic Advisory Board consisting of at least one meeting that he attends in-person and approximately two conference calls per year. Mr. Blay will participate in these Strategic Advisory Board meetings and then present a report to the Supervisory Board, at least once a year, on his opinions of the Strategic Advisory Board’s proceedings. This agreement will remain in place for the duration of Mr. Blay’s term of office as a member of the Supervisory Board, including any renewal terms. We have agreed to pay Mr. Blay €250 per hour (€10,000 as maximum total amount) in compensation for his performance of these additional duties. During the year ended Decemner 31, 2020, we paid Mr. Blay €10,000 for his attendance to the meeting of the Strategic Advisory Board meeting.
Compensation of Members of the Executive Board
Framework for Executive Board Compensation
During the year ended December 31, 2020, the Executive Board consisted of Mondher Mahjoubi, Yannis Morel and Laure-Hélène Mercier. Dr. Mahjoubi served as Chairman of the Executive Board.
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
The compensation of members of the Executive Board includes the following components:
•Fixed Compensation. The members of the Executive Board receive fixed compensation pursuant to their employment agreement or, in the case of the Chairman, his social mandate.
•Annual Variable Compensation. The members of the Executive Board are eligible to receive annual variable compensation upon the recommendation of the compensation and nomination committee based on the achievement of pre-specified objectives. For the year ended December 31, 2020, such objectives were organized around four pillars: Scientific Excellence, Financial , Commercial Performance, Business Development and Great Place to Work, each Executive board member having their own achievement percentage per each pillar and specific objectives based on their core functions. For the year ended December 31, 2020, the members of the Executive Board were able to opt to receive a portion equivalent to 50% of their annual variable compensation in the form of free shares, increased by a 30% premium.
•Performance Free Shares. The members of the Executive Board are able to receive, upon authorization of the Supervisory Board and upon recommendation of the compensation and nomination committee, equity compensation in the form of performance free shares.
•Other Benefits. The members of the Executive Board receive other benefits consisting of a supplementary pension plan, in-kind benefits and, for the Chairman of the Executive Board, unemployment insurance.

2020 Compensation of Mondher Mahjoubi
The following table sets forth the compensation earned by Dr. Mahjoubi during the year ended December 31, 2020:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€470,000	Gross fixed compensation pursuant to Dr. Mahjoubi’s social mandate.
Annual Variable Compensation—Cash	€107,865
This amount represents 50% of Dr. Mahjoubi’s annual variable compensation, based on his achievement of 76.5% of the annual objectives. Dr. Mahjoubi elected to receive the other 50% of his variable compensation in the form of free shares.

Annual Variable Compensation—Free Shares	€75,852.42
Dr. Mahjoubi opted for the payment of 50% of his annual variable compensation in free shares, increased by a 30% premium. The Executive Board of July 13, 2020 attributed 28,640 free shares (AGA Bonus 2020) to Dr. Mahjoubi. The number of free shares was calculated on the basis of the weighted-average price per ordinary share for the 20 trading days preceding the shareholders meeting of May 19, 2020, amounting to €6.4 per share. On the basis of the achievement of 76.50% of its objectives, he benefits from 21,910 AGA Bonus (among the 28,640 attributed to him. These 21,910 free shares are valued at €75,852.42 on the basis of the stock price on December 31, 2020, or €3.46per ordinary share.

Performance Free Shares 2018	€66,500	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Mahjoubi of 70,000.00 performance free shares 2018.
Performance Free Shares 2019	€142,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Mahjoubi of 100,000.00 performance free shares 2019.
Performance Free Shares 2020	€504,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Mahjoubi of 300,000 performance free shares 2020.
Benefits in Kind	€7,961	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.

Total Compensation	€1,374,178

2020 Compensation of Yannis Morel
The following table sets forth the compensation earned by Dr. Morel during the year ended December 31, 2020:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€240,000	Gross fixed compensation pursuant to Dr. Morel’s employment contract.
Annual Variable Compensation—Cash	€35,856
This amount represents 50% of Dr. Morel’s annual variable compensation, based on his achievement of 74.70% of the annual objectives . Dr. Morel elected to receive the other 50% of his variable compensation in the form of free shares.

Annual Variable Compensation—Free Shares	€25,214
Dr. Morel opted for the payment of 50% of his annual variable compensation in free shares, increased by a 30% premium. The Executive Board of July 13, 2020 attributed 9,750 free shares (AGA Bonus 2019) to Dr. Morel. The number of free shares was calculated on the basis of the weighted-average price per ordinary share for the 20 trading days preceding May 19, 2020 shareholders meeting, amounting to €6.4 per share. On the basis of the achievement of 74.70% of its objectives, Dr. Morel benefits from 7,283 (among the 9,750 attributed to him). These 7,283 free shares are valued at €25,213.75 on the basis of the stock price on December 31, 2020, or €3.46per ordinary share.

Performance Free Shares 2018	€47,500	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Morel of 50,000 performance free shares 2018.
Performance Free Shares 2019	€71,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Morel of 50,000 performance free shares 2019.
Performance Free Shares 2020	€168,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Morel of 100,000 performance free shares 2020.
Benefits in Kind	€4,233	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.

Total Compensation	€591,803

2020 Compensation of Laure-Hélène Mercier
The following table sets forth the compensation earned by Ms. Mercier during the year ended December 31, 2020:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€200,000	Gross fixed compensation pursuant to Ms. Mercier’s employment contract.
Annual Variable Compensation—Cash	€31,360.0
This amount represents 50% of Ms. Mercier’s annual variable compensation, based on her achievement of 78.40% of the annual objectives. Ms. Mercier’s elected to receive the other 50% of her variable compensation in the form of free shares.

Annual Variable Compensation—Free Shares	€22,052.94
Ms. Mercier’s opted for the payment of 50% of her annual variable compensation in free shares, increased by a 30% premium. The Executive Board of July 13, 2020 attributed 8,125 free shares (AGA Bonus 2020) to Ms. Mercier. The number of free shares was calculated on the basis of the weighted-average price per ordinary share for the 20 trading days preceding May 19, 2020 shareholders meeting, amounting to €6.4 per share. On the basis of achievement of 78.40% of Ms. Mercier's objectives, she benefits from 6,370 AGA Bonus (among the 8,125 attributed to her). These 6,370 free shares are valued at €22,052.94 on the basis of the stock price on December 31, 2020, or €3.46 per ordinary share.

Performance Free Shares 2018	€28,500	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Ms. Mercier of 30,000.00 performance free shares 2018.
Performance Free Shares 2019	€71,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Ms. Mercier of 50,000 performance free shares 2018.
Performance Free Shares 2020	€168,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Ms. Mercier of 100,000 performance free shares 2020.
Benefits in Kind	€2,246	Primarily represents amounts paid for additional retirement benefits (known as “article 83”).

Total Compensation	€523,159

2021 Executive Board Compensation
At our general meeting of shareholders to be held on May 28, 2021 the compensation of the members of the Executive Board set forth in the following table for the year ended December 31, 2021 will be put to the vote of our shareholders:

Type of Compensation	Mondher Mahjoubi	Yannis Morel
Fixed Compensation	€470,000	€240,000
Maximum Annual Variable Compensation if 100% of the objectives are reached	€282,000	€96,000
Maximum Annual Variable Compensation if case of over-performance	€535,800	€153,600

The variable compensation for the year ended December 31, 2021 is based on the achievement of certain pre-specified objectives split into operational targets. Certain of the objectives are general (science, business development, finance, and great human resources) and the other objectives are specific and relate to the core functions of the member of the Executive Board. Each class of objectives was divided into three operational targets: (i) the base target, which, if attained, will result in a payment equal to 100%, (ii) the mid-surperformance target, which, if attained, will result in a payment equal to 125% and (iii) the high-surperformance target, which, if attained, will result in a payment equal to 150%. The variable compensation of Mr. Mahjoubi is solely based on the achievement of the general objectives. 60% of the variable compensation of Mr. Morel is based on the achievement of the general objectives and 40% of their variable compensation is based on the achievement of the specific objectives relating to their respective core functions. Members of the Executive Board may opt for the payment of 50% of their annual variable compensation in free shares, in which case it will be increased by a 50% premium.
At our general meeting of shareholders to be held on or about May 28 2021, the allocation of free performance shares subject to stock market value and internal conditions will be put to the vote of our shareholders.
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
We have various compensation plans for our Executive Board members, Supervisory Board members, employees and consultants that have been approved by our shareholders. The last allocation in 2016 of BSAARs no longer continue to vest following termination of the employment, office or service of the holder within the first two years and all vested warrants must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in our share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of ordinary shares issuable and/or the exercise price of the outstanding warrants.
As of December 31, 2020, we had the following equity awards, warrants and free shares outstanding:
•284,500 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of December 31, 2020 at a weighted average exercise price of €7,42 per ordinary share;
•1,360,822 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) outstanding as of December 31, 2020 at a weighted average exercise price of €6.00 per ordinary share;
•649,200 ordinary shares issuable upon conversion of 6,492 free preferred shares (AGAP 2017) outstanding as of December 31, 2020 assuming all related performance and presence conditions are met;
•104,861 ordinary shares issuable upon the vesting of free shares (AGA) outstanding as of December 31, 2020;
•805,550 ordinary shares issuable upon conversion of 6,635 free preferred shares (AGAP 2016) as of December 31, 2020, assuming all performance and presence conditions are met;
•442,500 ordinary shares issuable upon definitive acquisition of 442,500Free Performance shares 2018 as of December 31, 2020, assuming all performance and presence conditions are met;
•785,600 ordinary shares issuable upon definitive acquisition of 785,600 Free Performance shares 2020 as of December 31, 2020, assuming all performance and presence conditions are met;

•1,406,110 ordinary shares issuable upon definitive acquisition of 1,406,110 Free Performance shares 2020 as of December 31, 2020, assuming all performance and presence conditions are met; and
•30,000 ordinary shares issuable upon exercise of 30,000 stock options 2020 as of December 31, 2020, assuming vesting conditions are met.
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
The following table shows the BSA outstanding as of December 31, 2020:

Plan title	BSA 2011	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
General assembly meeting date	June 29, 2011	June 28, 2013	May 27, 2014	April 27, 2015	April 27, 2015	June 2, 2016
Date of grant	July 29, 2011	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Total number of BSA authorized	350,000	300,000	150,000	150,000	150,000	150,000
Total number of BSA granted	225,000	237,500	150,000	70,000	14,200	37,000
Start date of the exercise period	July 29, 2011	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
End date of the exercise period	July 29, 2021	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Exercise price per BSA/share	€1.77	€2.36	€8.65	€9.59	€14.05	€11
Number of BSA exercised as of December 31, 2020	183,060	191,140	75,000	—	—	—
BSA cancelled or lapsed as of June 30, 2020	—	—	—	—	—	—
BSA remaining as of December 31, 2020	41,940	46,360	75,000	70,000	14,200	37,000

Redeemable Share Warrants (BSAAR)
Redeemable share warrants, or BSAAR, are identical to our share warrants of BSA (including the one-for-one exercise ratio, its potential adjustment for certain modifications of our share capital and the exercise period of 10 years), except for the following features:
•the BSAAR are initially purchased by the beneficiary at their fair value, as determined by an expert, and
•the BSAAR plans include a “forcing” clause making it possible to encourage holders to exercise their BSAAR when the market price exceeds the exercise price and reaches a threshold defined in the BSAAR plan. We can then, subject to a time period for notifying the holders that will permit them to exercise their BSAAR, decide to purchase the unexercised BSAAR at a unit price equal to the BSAAR acquisition price initially paid by its holder.
Our redeemable share warrants cannot be sold. Our BSAAR have been granted to certain of our executive officers and employees.
The following table shows the BSAAR outstanding as of December 31, 2020:

Plan title	BSAAR 2011	BSAAR 2012	BSAAR 2015
General assembly meeting date	June 29, 2011	June 28, 2012	April 27, 2015

Date of grant	September 9, 2011	May 27, 2013	July 1, 2015

Total number of BSAAR granted	650,000	146,050	1,050,382

Start date of the exercise period	September 9, 2011	May 27, 2013	July 1, 2015

End date of the exercise period	September 9, 2021	May 27, 2023	June 30, 2025

BSAAR initial purchase price	€0.05	€0.11	€1.15

Exercise price per BSAAR/share	€2.04	€2.04	€7.20

Number of BSAAR exercised as of December 31, 2020	395,000	85,950	1,940

BSAAR cancelled or lapsed as of December 31, 2020	—	—	2,720

BSAAR remaining as of December 31, 2020	255,000	60,100	1,045,722
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
One particular AGA plan, the “AGA Bonus,” entitles our management to opt for the payment of up to 50% of their annual variable compensation in free shares. Those who take this option benefit from a matching compensation equal to 30% for 2020 of the corresponding portion of the annual variable compensation, also payable in free shares. The AGA Bonus are subject to the same performance conditions, after a one-year vesting period, as the annual variable compensation. The number of AGA Bonus is determined by dividing the euro amount of the annual variable compensation for which the election is made and of the matching contribution, by an average of the trading price of our shares. Once vested, the AGA Bonus are subject to the minimum one-year lock-up period.

The following table shows the AGAs outstanding as of December 31, 2020:

Plan title	AGA New Members 2017-1	AGA Perf Employees 2018	AGA Perf Management 2018	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Perf Employees 2020	AGA Perf Management 2020	AGA Bonus Management 2020
General assembly meeting date	June 23, 2017	May 29, 2018	May 29, 2018	May 22, 2019	May 22, 2019	May 19, 2020	May 19, 2020	May 19, 2020
Date of grant	April 29, 2019	November 20, 2018	November 20, 2018	November 4, 2019	November 4, 2019	August 5, 2020	August 5, 2020	July 13, 2020
Vesting Period	3 years	3 years	3 years	3 years	3 years	3 years	3 years	1 or 2y
Lock-up period	None	None	None	None	None	None	None	1 or none
Performance Conditions	None	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Number of AGA granted	25,000	327,500	260,000	546,700	355,000	769,202	710,000	79,861
Number of AGA vested as of December 31, 2020	—	—	—	—	—	—	—	—
Number of AGA lapsed as of December 31, 2020 (2)	—	85,000	60,000	86,100	30,000	70,540	—	—
Number of AGA remaining to be vested as of December 31, 2020	25,000	242,500	200,000	460,600	325,000	696,110	710,000	79,861

(1)The annual variable compensation performance conditions are determined on or about the beginning of the fiscal year and executives make their election at about that time. However, because we need the shareholders’ vote on the total number of free shares available for granting AGA Bonus (like all other free shares), we wait until our annual shareholders meeting (generally during the second half of the second quarter of the year) to grant the AGA Bonus – hence a granting, vesting and lock-up calendar different from that of the payment of the annual variable compensation, which takes place towards the end of the fiscal year or at the beginning of the next fiscal year.
(2)Usually after the end of the vesting period, the Executive Board will convene and acknowledge the number of free shares that have vested and the number of those that have not because the presence condition and, as applicable, the performance conditions, have not been met. For the purpose of computing the amount of share-based compensation in our consolidated financial statements, AGA that have lapsed because the presence condition has not been met, are excluded from the computation, even though the Executive Board has not met yet and formally acknowledged this fact. As a result, certain of the numbers above are different from those in our consolidated financial statements.
The following authorization will be submitted for approval to the general meeting of the shareholders to be held on May 28, 2021: (i) up to 200,000 free shares to the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers (AGA Bonus), (ii) up to 700,000 free shares with performance conditions to the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers (iii) up to 1,400,000 free shares with performance conditions to the benefit of employees and (iv) up to 30,000 stock-options to the benefit of employees of Innate Pharma Inc.
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
We have established several AGAP plans in 2017 and 2018 for all of our employees or for management only.
During the acquisition and lock-up periods, beneficiaries of the 2017 AGAP are not entitled to vote at our shareholders’ meetings, to dividends or to preferential subscription rights. On the contrary, during the lock-up period, beneficiaries of the 2018 AGAP are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, as if they held the same number of ordinary shares as their number of vested AGAP. After the end of the lock-up period, holders of all of our AGAP that have not yet converted them into our ordinary shares, are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their AGAP.
Our free preferred share plans include provisions that allow for the adjustment of the number of ordinary shares to which a beneficiary is entitled upon conversion of his or her AGAP at the end of the lock-up period, to compensate for certain modifications of our share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders. The 2018 AGAP plan provides for an accelerated vesting with a waiver of the performance conditions in case of a tender offer on the Company during the vesting period.
On October 21, 2019, the performance criteria of the 2016-1 AGAP were assessed and the conversion ratio was determined as follows: one 2016-1 AGAP gives the right to 130 ordinary shares.
On December 30, 2019, the performance criteria of the 2016-2 AGAP were assessed and the conversion ratio was determined as follows: one 2016-2 AGAP gives the right to 111 ordinary shares.

The following table shows the AGAPs outstanding as of December 31, 2020:

Plan title	AGAP Management 2016-1	AGAP Management 2016-2	AGAP Employees 2016-1	AGAP Management 2017-1	AGAP Employees 2017-1
General assembly meeting date	June 2, 2016	June 2, 2016	June 2, 2016	June 23, 2017	June 23, 2017
Date of grant	October 21, 2016	December 30, 2016	October 21, 2016	April 3, 2018	April 3, 2018
Number of AGAP granted	2,000	3,000	2,486	2,400	5,725
Maximum number of ordinary shares into which each AGAP can be converted	130	111	130	100	100
Number of AGAP lapsed during the vesting period	450	—	105	400	144
Number of AGAP vested	1,550	3,000	2,381	2,000	5,581
Number of AGAP lapsed during the lock up period	100	—	146	400	689
Number of outstanding AGAP	1,450	3,000	2,185	1,600	4,892
Stock-Options
We also grant stock-options to certain of our employees as part of their compensation. In 2020, we have adopted a stock-option plan pursuant to which we issued stock-options to certain employees of our U.S. affiliate. The stock-options consists of options to subscribe for ordinary shares of the Company, which vest over a three-year period in equal proportions subject to certain presence conditions. Each stock-option gives the holder the right to subscription for one ordinary share of the Company. The exercise price of the stock-options is set at the fair market value of the ordinary shares of the Company. The stock-option plan and the stock-options granted under the plan are governed by French laws.
The following table shows stock-options outstanding as of December 31, 2020:

Plan title	Stock-Options 2020
General assembly meeting date	19/05/20
Date of grant	21/07/20
Number of Stock-Options granted	102,000
Maximum number of ordinary shares into which each Stock-Option can be converted	102,000
Number of Stock-Options lapsed during the vesting period	72,000
Number of Stock-Options vested	—
Number of Stock-OptionsStock exercised	—
Number of outstanding Stock-Options	30,000

C.Board Practices
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
Audit Committee
Our audit committee assists our Supervisory Board in its oversight of our corporate accounting and financial reporting and oversees the selection of our auditors, their remuneration and independence and keeps the Supervisory Board informed on control systems, key processes and procedures, security and risks. From September 2020, the members of the audit committee as of the date of this Annual Report are Patrick Langlois, Irina Staatz-Granzer and Ms. Pascale Boissel. Dr. Langlois is the Chairman of the audit committee.
Our Supervisory Board has determined that Dr. Langlois, Dr. Staatz-Granzer and Ms. Pascale Boissel are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. Our Supervisory Board has further determined that

Dr. Langlois is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
The principal responsibility of our audit committee is to monitor the existence and efficacy of our financial audit and risk control procedures on an ongoing basis.
Our Supervisory Board has specifically assigned the following duties to the audit committee:
•legal control of the half-year and annual accounts;
•evaluating internal control practices, risk analysis;
•supervising the creation of the financial statements published by us;
•assessing accounting methods; and
•selecting statutory auditors, negotiating their fees, reviewing of their conclusions and reviewing their independence.
The audit committee reviews and approves the report from the Chairman of the Supervisory Board on internal control.
Compensation and Nomination Committee
Our compensation and nomination committee assists our Supervisory Board in reviewing and making recommendations to our Supervisory Board with respect to the appointment and the compensation of the members of our Executive Board, Supervisory Board and Executive Committee and other key employees. In accordance with operating rules adopted by the Supervisory Board, the nomination and compensation committee is composed of at least two members appointed by the Supervisory Board. Following the Supervisory Board on December 16, 2020, the members of the committee are Patrick Langlois, Hervé Brailly, Véronique Chabernaud and Dr. Jean-Yves Blay. Currently, Dr. Langlois, Dr. Chabernaud and Dr. Jean-Yves Blay are independent members of the compensation and nomination committee. Dr. Chabernaud is the Chairman of the committee.
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
Sebastian Amigorena, Ph.D., is the “Directeur de Recherche de Classe Exceptionnelle” at the Centre National de la Recherche Scientifique. He also leads the Immunology Department and the newly created Cancer Immunotherapy Center at Institut Curie in Paris (France). Dr. Amigorena has made significant contributions to immunology and cell biology at every stage of his career. His findings have helped advance the understanding of antigen presentation and T cell priming by dendritic cells, with applications in the fields of cancer immunotherapy and vaccination. Dr. Amigorena has received numerous national and international prizes and awards, including the prestigious senior European Research Council award in 2008 and in 2015.
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
The current members of the Executive Committee are Mondher Majoubi, Yannis Morel, Laure-Hélène Mercier, Joyson Karakunnel, Odile Belzunce, Jennifer Butler, Frédérique Brune, Tracy Rossin and Odile Laurent. Eric Vivier, our Senior Vice President, Chief Scientific Officer, is a permanent guest to the meetings of the Executive Committee.
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
These exemptions do not modify the independence requirements for the audit committee, and we with the requirements of the Sarbanes-Oxley Act and the Nasdaq listing rules, which require that our audit committee be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.
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

D. Employees
As of December 31, 2020, we had 244 full-time employees. None of our employees are represented by collective bargaining agreements. We believe that we maintain good relations with our employees. The following tables show the number of employees as of December 31, 2020 broken out by department :

Full-time equivalent employees of Innate Pharma SA and Innate Pharma Inc.	As of December 31, 2020
Research and development	165
General and administrative	70
Executive committee	9
Total	244

E.Share Ownership.
For information regarding the share ownership of our directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes sets forth, as of December 31, 2020, information regarding beneficial ownership of our ordinary shares by:
•each person, or group of affiliated persons, known by us to beneficially own more than 5% of our ordinary shares;
•each of our Executive Board and Supervisory Board members individually; and
•all of our Executive Board and Supervisory Board members as a group.
Assuming that all of our ordinary shares represented by ADSs are held by residents of the United States, as of December 31, 2020, we estimate that approximately 3.4 million shares, or 4.3% of our ordinary shares were held of record by 5 residents of the United States.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of March 31, 2021 and options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2021. Ordinary shares subject to free shares, options and warrants currently exercisable or exercisable within 60 days of March 31, 2020 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Novo Nordisk A/S(1)	9,817,546	12.43%
MedImmune Limited(2)	7,485,500	9.48%
Bpifrance Participations(3)	6,389,406	8.09%
Executive Board and Supervisory Board members and other executive officers:		—%
Mondher Mahjoubi, M.D.(4)	342,511	0.43%
Yannis Morel, Ph.D.(5)	161,056	0.20%
Laure-Hélène Mercier(6)	114,328	0.14%
Hervé Brailly, Ph.D.(7)	1,235,884	1.56%
Irina Staatz-Granzer(8)	45,100	0.06%
Jean-Yves Blay(9)	50	—%
Gilles Brisson(10)	98,059	0.12%
Véronique Chabernaud(11)	24,210	0.03%
Maïlys Ferrere(12)		—%
Patrick Langlois(13)	19,141	0.02%
Marcus Schindler(14)		—%
Pascale Boissel		—%
Joyson Karakunnel		—%
Odile Belzunce(15)	23,580	0.03%
Jennifer Butler		—%
Frédérique Brune(16)	500	—%
Eric Vivier, D.V.M.(17)	114,476	0.14%
Tracy Rossin		—%
Odile Laurent.(18)	500	—%
All members of our Executive Board and Supervisory Board and other executive officers as a group(19)	2,179,395	32.75%
*Represents beneficial ownership of less than 1%.
(1)Consists of 9,817,546.00ordinary shares. The principal business address for Novo Nordisk A/S is Novo Allé, 2880 Bagsvaerd, Danemark.
(2)Consists of 7,485,500 ordinary shares. The principal business address for MedImmune Limited is Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom.
(3)Consists of 6,389,406 ordinary shares. The principal business address for Bpifrance Participations is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex.
(4)Consists of 342,511.00 ordinary shares.
(5)Consists of 73,056.00 ordinary shares and 88,000.00 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) that are exercisable within 60 days of March 31, 2021
(6)Consists of 69,828.00 ordinary shares and 44,500.00 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) that are exercisable within 60 days of March 31, 2021.

(7)Consists of 885,884.00 ordinary shares and 350,000.000 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) that are exercisable within 60 days of March 31, 2021.
(8)Consists of 25,100.00 ordinary shares and 20,000.00ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable within 60 days of March 31, 2021.
(9)Consists of 50.00 ordinary shares.
(10)Consists of 73,059.00 ordinary shares and 25,000.00 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable within 60 days of March 31, 2021.
(11)Consists of 10.00 ordinary shares and 24,200.00 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable within 60 days of March 31, 2021.
(12)As representative of Bpifrance Participations, the legal entity that holds this Supervisory Board seat.
(13)Consists of 12,141.00 ordinary shares and 7,000.00 ordinary shares issuable upon the exercise of share warrants (BSA) that are exercisable within 60 days of March 31, 2021.
(14)As representative of Novo Nordisk A/S, the legal entity that holds this Supervisory Board seat.
(15)Consists of 8,580.00 ordinary shares and 15,000.00 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) that are exercisable within 60 days of March 31, 2021.
(16)Consists of 500.00 ordinary shares.
(17)Consists of 114,476.00 ordinary shares.
(18)Consists of 500.00 ordinary shares.
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
B.Related Party Transactions.
Since January 1, 2020, we have engaged in the following transactions with members of our Executive and Supervisory Boards and holders of more than 5% of our outstanding voting securities, and their respective affiliates, which we refer to as our related parties.
Transactions With Our Principal Shareholders
AstraZeneca
In January 2020, we entered into an "Operational Oversight Agreement with MedImmune and IQVIA RDS Inc. under which Innate Pharma acted on behalf of Medimmune and became responsible for the management of an observational study named PROXI (Post-Marketing Retrospective Observational Safety Study of Lumoxiti) requested by the US Food and Drug Administration following the approval of Lumoxiti on the US market. This observational study was originally initiated by MedImmune as sponsor and IQVIA RDS Inc. as contract research organization (CRO). This three-party agreement ended in March 2020 after the transfer of the BLA relating to Lumoxiti by MedImmune to Innate Pharma.
On February 17, 2020, we entered into a Clinical Manufacturing Services Agreement with AstraZeneca for the manufacturing of lacutamab for the Tellomak trial.
In May 2020, we entered into a three-way agreement with AstraZeneca and EORTC to update the number of patients and the term of a study conducted by EORTC with monalizumab, following the transfer of the full-oncology rights to AstraZeneca in October 2018.
In July 2020, we entered into an amendment n°1 to the License Agreement signed on October 18, 2018 with MedImmune relating to Lumoxiti to extend the SOTC period (when Innate takes full responsibility for commercialization of Lumoxiti in the US territory) and agree on some additional services (providing Lumoxiti to patients under the Union Early Access Program and performing certain market access services).
In October 2020, we entered into an Amendment n°2 to License Agreement with MedImmune and an Amendment n°1 to Supply Agreement with AstraZeneca AB.
In December2020, we sent a termination notice to AstraZeneca to return the US and EU rights of Lumoxiti granted under the license Agreement signed in 2018. All agreements with AstraZeneca relating to Lumoxiti will terminate upon termination of the License Agreement.
Arrangements with the Members of our Executive and Supervisory Boards
Director and Executive Officer Compensation
See “Item 6B—Compensation—Limitations on Liability and Indemnification Matters” for information regarding compensation of the members of our Supervisory and Executive Boards.
Agreement with Centre Léon Bérard
On May 11, 2020, we entered into a a third-party promoter agreement with Centre Léon Bérard, of which Jean-Yves Blay, a Supervisory Board member, is the director.
The purpose of such agreement is to participate in a randomized, controlled study that will explore monalizumab (IPH2201) and avdoralimab (IPH5401), among other treatment options, to investigate their potential efficiency, compared to the standard of care, against COVID-19 in cancer patients with pneumonia. This study is sponsored by Centre Léon Bérard in Lyon.
Under the terms of such agreement, the Company has agreed to provide its monalizumab (IPH2201) and avdoralimab (IPH5401) for free and fund the study through a cash contribution amounting to €366,667.
This agreement will be effective until the end of the study, which is estimated to last 9 months.
Agreement with Novo Nordisk A/S
On 19 May 2020, the Supervisory Board authorized the execution of an amendment to the agreements signed with Novo Nordisk A/S (NN) in connection with the NKG2A and C5Ar operations. The purpose of the amendment is the repayment by Innate Pharma of the advance granted by Novo Nordisk A/S, following the payment by the relevant tax authorities of the amounts of withholding tax refunds initially paid. Under the terms of this amendment, Innate paid an amount of €588,305 to Novo Nordisk A/S.
Agreement with Bpifrance Financement
In the context of the COVID-19 pandemic, the French government has launched a call for collaborative research and development projects aiming at developing therapeutic solutions to prevent or cure COVID-19. Projects selected by the French government are eligible to receive funding from the French government under the Programme d'Investissements d'Avenir (PIA) managed by Bpifrance Financement (BPI). Such funding takes the form of grants and repayable advances and provides for profit sharing.
Innate Pharma was selected by BPI to finance its current projects relating to COVID-19. In connection with such selection, we executed two agreements with BPI, the Master Agreement and the Beneficiary Agreement.
The Master Agreement and the Beneficiary Agreement set forth (i) the terms and conditions for the payment of the aid granted by Bpifrance Financement to Innate Pharma and its partners involved in the "FORCE" project (Assistance Publique – Hôpitaux de Marseille and Centre Léon Bérard) as well as (ii) the terms and conditions for the financial returns due by the beneficiaries of the aid to Bpifrance

Financement. The "FORCE" project includes the translational research study EXPLORE COVID-19 with AP-HM and the two Phase II clinical trials, FORCE with AP-HM and ImmunONCOVID-20 with the Centre Léon Bérard.
The funding amounts to a total of €6,800,000, divided as follows: 20% in the form of a grant with no repayment condition and 80% in the form of an advance repayable only in the event of technical and commercial success. The first instalment of €1,700,000 was paid on signature of the agreements, and the three remaining instalments will be paid depending on the achievement of certain clinical milestones, notably those related to the Phase II FORCE trial.
The agreement is concluded for a period up to the full repayment of any sums due to Bpifrance Financement.
Agreement with Jean-Yves Blay
Pursuant to the authorization of the Supervisory Board on 22 May 2019, on 7 September 2020, the Supervisory Board authorized the conclusion of a specific mission Agreement, pursuant to Article L.225-84 of the French Commercial Code, between Innate Pharma and Jean-Yves Blay, who was given the task of providing consulting services to the Company's Strategic Advisory Board.
This mission began on 1 September 2020 and will end on 30 June 2021. It may be renewed if Mr Blay is reappointed as a member of the Company's Supervisory Board.
Mr. Jean Yves Blay will receive remuneration at an hourly rate of €250 excluding VAT, the total of which may under no circumstances exceed €10,000 for the duration of the Agreement.
Indemnification Agreement with Pascale Boissel
In the context of the Nasdaq IPO and regarding the need to put in place insurances for the liability of officers of listed companies in the US, the Supervisory board of September 12, 2019 decided :
(i)    The entering into of a policy insurance covering the risks in relation with the Nasdaq IPO (IPO insurance) and the insurance policy extension for companies listed on the Nasdaq (D&O insurance policy) ; and
(ii)    The entering into of indemnification agreement between the Company on the one hand and the Supervisory and Executive board member on the other hand.
Such indemnification agreements provides that the Company would cover Supervisory Board members and Executive Board members in situations in which the IPO and D&O insurance policies would not cover them, but always within the limits of what is legally possible in terms of indemnification of directors and officers.
Following the appointment of Pascale Boissel as a member of the Supervisory Board on 19 May 2020, the Supervisory Board meeting of 7 September 2020 authorized the conclusion of an Indemnity Agreement with Pascale Boissel.
This Agreement has a duration equivalent to the term of office of the Supervisory Board member, with retroactive effect to the date of appointment (May 19, 2020).

Transaction with Related Companies
From time to time, in the ordinary course of our business, we may contract for services from companies or institutions in which certain members of our Executive Board or Supervisory Board may serve as a director or advisor. The cost and provision of these services are negotiated on an arms-length basis and none of these arrangements are material.
In December 2020, we entered into a Collaboration and Research Agreement with the Centre d'Immunologie de Marseille Luminy of which Eric Vivier (permanent guest of the Executive Committee) is Associate Team Leader. The Supervisory Board of December 16, 2020, after having reviewed the agreement, has decided that this agreement was similar to other agreements we have been entering in the ordinary course of our business and therefore approved the entry into such agreement, The Collaboration and Research Agreement provides for a maximum aggregate cash consideration equal to €300,000 payable to the Centre d'Immunologie de Marseille Luminy and the duration of the Collaboration and Research Agreement is 5 years.

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
In considering related person transactions, the Supervisory Board, will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on the independence of a member of the Executive Board or Supervisory Board in the event that the related person is a member of the Executive Board or Supervisory Board, immediate family member of a member of the Executive Board or Supervisory Board or an entity with which a member of Executive Board or Supervisory Board is affiliated;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.
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
C.Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information
A.Consolidated Statements and Other Financial Information.
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
B.Significant Changes.
Not applicable.
Item 9. The Offer and Listing.

A.Offer and Listing Details.
Our ADSs have been listed on the Nasdaq Global Select Market under the symbol “IPHA” since October 21, 2019. Our ordinary shares have been trading on Euronext Paris under the symbol “IPH” since November 3, 2006. Prior to that date, there was no public trading market for our ADSs or our ordinary shares.
B.Plan of Distribution.
Not applicable.
C.Markets.
Our ADSs have been listed on Nasdaq under the symbol “IPHA” since October 21, 2019. Our ordinary shares have been trading on Euronext Paris under the symbol “IPH” since November 3, 2006.
D.Selling Shareholders.
Not applicable.
E.Dilution.
Not applicable.
F.Expenses of the Issue.
Not applicable.
Item 10. Additional Information.
A.Share Capital.
Not applicable.
B.Memorandum and Articles of Association.
The information set forth in our prospectus dated October 16, 2019, filed with the SEC pursuant to Rule 424(b), under the heading “Description of Share Capital—Key Provisions of Our Bylaws and French Law Affecting Our Ordinary Shares,” “Description of Share Capital—Differences in Corporate Law,” and “Limitations Affecting Shareholders of a French Company” is incorporated herein by reference.
C.Material Contracts.
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
On July 31, 2019, we notified AstraZeneca of our decision to co-fund future monalizumab Phase 3 clinical development program. In October 2020, AstraZeneca enrolled the first patient in the first Phase 3 trial which triggered a $50 million milestone payment from AstraZeneca to Innate. AstraZeneca will be responsible for the promotion of licensed products worldwide, subject to our option to co-promote the licensed products in certain European countries. Should we elect not to co-promote, our share of profits in Europe will be reduced by a specified amount of percentage points not to exceed the mid-single digits.
The development by AstraZeneca of a licensed product under the 2015 Co-Development Agreement is subject to certain reciprocal non-compete obligations.
AstraZeneca is obligated to pay us up to $875 million in the aggregate upon the achievement of certain development and regulatory milestones ($450 million), including commercialization milestones ($425 million). As described above, the arrangement also provides for a 50% profit share and, subject to certain deferrals of reimbursement, loss share of licensed products in Europe if we do not opt out of our co-funding and co-promoting obligations. In addition, we will be eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The royalties payable to us under the 2015 Co-Development Agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection.
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
2018 CD39 Option Agreement
In October 2018, we entered into a collaboration and option agreement relating to IPH5201. We received an initial payment of $50 million under this agreement, $26 million of which was received in October 2018 and $24 million of which was received in January 2019. Pursuant to the 2018 CD39 Option Agreement, we granted to AstraZeneca an exclusive option to obtain an exclusive license to certain of our patents and know-how to develop and commercialize licensed products, including IPH5201 in the field of the diagnosis, prevention and treatment of all diseases and conditions in humans or animals, subject to certain limitations.
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
Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase I clinical trial, AstraZeneca made a $5 million milestone payment to Innate. Pursuant to the 2018 CD39 Option Agreement, AstraZeneca is obligated to pay us $5 million upon the achievement of certain development milestones.
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
2018 Future Programs Option Agreement
In October 2018, we entered into another option agreement with AstraZeneca, relating to four pre-clinical programs. We received an initial payment of $20 million at signing. Pursuant to the 2018 Future Programs Option Agreement, we granted to AstraZeneca four exclusive options that are exercisable until IND approval to obtain a worldwide, royalty-bearing, exclusive license to certain of our patents and know-how relating to certain specified pipeline candidates to develop and commercialize optioned products in all fields of use. The relevant programs are IPH43, IPH25, the anti-Siglec-9 antibody program and a multi-specific NKp46 NKCE program. Upon exercise of an option, we would be entitled to an option exercise payment of $35 million, as well as development and regulatory milestone payments ($320 million) and commercialization milestone payments ($500 million) and tiered, mid-single digit to mid-teen percentage royalties on net sales of the applicable product. The royalties payable to us may be reduced under certain circumstances, including loss of exclusivity, lack of patent protection or the specific nature of the compound included within the applicable product. Additionally, we would have rights to co-fund certain development costs in order to obtain profit and loss sharing in Europe. So long as we elect to co-fund such development costs, we also will have a right to co-promote optioned products in Europe.
License Agreement for Lumoxiti
In October 2018, we entered into a third agreement with AstraZeneca relating to the licence of Lumoxiti. We made an initial payment to AstraZeneca of $50 million under this agreement in January 2019. Pursuant to the Lumoxiti Agreement, we obtained an exclusive license under certain patents and know-how of AstraZeneca to develop, manufacture and commercialize Lumoxiti for all uses in humans and animals in the United States, the European Union and Switzerland. $15 million were paid to AstraZeneca when filing of the BLA in Europe. In connection with the Lumoxiti Agreement, we also obtained an exclusive sublicense from AstraZeneca under certain third-party intellectual property rights. In consideration for such sublicense we are obligated to pay a low single digit royalty on our net sales of Lumoxiti, as well as milestone payments up to approximately $1 million in the aggregate.
In addition, pursuant to the Lumoxiti Agreement we entered into a supply agreement with AstraZeneca relating to the exclusive manufacturing and supply by AstraZeneca of Lumoxiti in connection with its commercialization in the U.S., the European Union, the United Kingdom and Switzerland.
Under the Lumoxiti Agreement, we have a right of first negotiation in the event that AstraZeneca intends to grant rights to commercialize Lumoxiti outside of the United States, the European Union and Switzerland.
We may terminate the Lumoxiti Agreement upon certain prior notice to AstraZeneca.
In December 2020, we exercised our right of termination by sending a termination notice of the Lumoxiti Agreement to AstraZeneca.

Additional agreements related to Monalizumab
Novo Nordisk A/S
On February 5, 2014, we in-licensed the full development and commercialization rights to monalizumab r from Novo Nordisk A/S. In consideration for these rights, we paid Novo Nordisk A/S €2 million in cash and 600,000 of our ordinary shares at a price of €8.33 per share. Novo Nordisk A/S is eligible to receive a total of €20 million in potential regulatory milestones and tiered mid-to-high single-digit percentage royalties on future net sales.
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

In 2020, we made a payment to Novo Nordisk A/S of €1 million under the 2017 Novo Agreement, covered by BPI funding, in respect of the start of a phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia.
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
On January 5th, 2021, we announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND)-enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multispecific antibody format. The decision triggered a €7M milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579. Additionally, in January 2021, a GLP-tox study was initiated for the IPH6101/SAR443579 program.
Orega License Agreement
Pursuant to our licensing agreement with Orega Biotech, we acquired an exclusive license to Orega Biotech’s intellectual property rights relating to its anti-CD39 checkpoint inhibitor program. As of December 31, 2019, we had paid a total amount of €1.8 million to Orega Biotech for the acquisition of these intellectual property rights, and in June of 2019 we paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration relating to the collaboration and option agreement signed on October 22, 2018 with AstraZeneca for IPH5201. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase I clinical trial, AstraZeneca made a $5 million milestone pursuant to our collaboration agreement with AstraZeneca and we are obligated to make a €2.7 million milestone payment to Orega Biotech SAS pursuant to our licensing agreement with Orega Biotech SAS. We may also be obligated to pay Orega Biotech up to an additional €48.8 million in the aggregate upon the achievement of development and regulatory milestones, and mid-single digit to low-teen percentage payments, depending on determinations relating to Orega Biotech’s intellectual property rights for certain patents, on sublicensing revenues we receive pursuant to our agreement with AstraZeneca relating to IPH5201.
The summaries provided above do not purport to be complete and are qualified in their entirety by reference to the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F. For additional information on our material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.

D.Exchange Controls.
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
E.Taxation.
Material U.S. Federal Income Tax Considerations
The following describes material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of our ordinary shares or ADSs by a U.S. holder (as defined below) who hold our ordinary shares or ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of our ordinary shares or ADSs that may be subject to special tax rules including, without limitation, the following:
•banks, financial institutions or insurance companies;
•brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;
•tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;
•real estate investment trusts, regulated investment companies or grantor trusts;
•persons that hold our ordinary shares or ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•corporations, partnerships, or other entities or arrangements classified as partnerships for U.S. federal income tax purposes;
•certain former citizens or long-term residents of the United States;
•persons that received our ordinary shares or ADSs as compensation for the performance of services;
•persons acquiring our ordinary shares or ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment or a fixed base in France;
•holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of our ordinary shares or ADSs; and
•holders that have a “functional currency” other than the U.S. dollar.
Holders of our ordinary shares or ADSs who fall within one of the categories above are advised to consult their tax advisor regarding the specific tax consequences which may apply to their particular situation.
For the purposes of this description, a “U.S. holder” is a beneficial owner of our ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized in or under the laws of the United States, any state therein or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust, or if such trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
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
The market value of our assets may be determined in large part by reference to the market price of the ADSs and our ordinary shares. Therefore, fluctuations in the market price of our ordinary shares or ADSs may result in our being a PFIC for any taxable year. Whether we are a PFIC for any taxable year will depend on income, assets, activities and market capitalization in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be a PFIC in any taxable year. We do not believe we were characterized as a PFIC in our taxable year ended December 31, 2020. However, there can be no assurance that we will not be a PFIC in the current year or for any future taxable year. Our U.S. counsel expresses no opinion regarding our conclusions or our expectations regarding our PFIC status.
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
In 2011, France introduced a comprehensive set of tax rules applicable to French assets that are held by or in foreign trusts. These rules provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2019), for the application of French gift and death duties to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the former French wealth tax (replaced by the French real estate wealth tax as from January 1, 2019) and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ADSs) held in trusts. If ADSs are held in trust, the grantor, trustee and beneficiary are advised to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of such securities.

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
Tax on Sale or other Disposals
As a matter of principles, under French tax law, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by us of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of our dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S. holder resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the French tax code (Code général des impôts, the “FTC”) should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds unless it provides evidence that the operations to which these profits correspond have a primary purpose and eﬀect other than enabling their location in such non-cooperative States or territories).
Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefits will not be subject to French tax on such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisor regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefits (and in both cases is not resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC) and has held more than 25% of our dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France (i) at the rate of 12.8% for individuals, and (ii) a rate corresponding to the standard corporate income tax rate set forth in Article 219-

I of the FTC for legal persons. Special rules apply to U.S. holders who are residents of more than one country.
Financial Transactions Tax and Registration Duties
Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the AMF are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year, within the meaning of Article 235 ter ZD of the FTC, is published annually by the French tax authorities in their official guidelines. As at 1 December 2020, our market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-23/12/2020.
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
In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the French monetary code (Code monétaire et financier) are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France. As ordinary shares of our company are listed on Euronext Paris, which is an organized market within the meaning of the French monetary code, their transfer should be subject to uncapped registration duties at the rate of 0.1% subject to the existence of a written statement (“acte”), and provided that Article 235 ter ZD of the FTC is not applicable. There is however no case law or official guidelines published by the French tax authorities on this point with respect to transfers of ADSs.
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of (i) 26.5% for fiscal years beginning on or after January 1st, 2021 and 25% for fiscal years beginning on or after January 1st, 2022, for payment benefiting legal persons which are not French tax residents, and (ii) 12.8% for payment benefiting individuals who are not French tax residents. Dividends paid by a French corporation in certain non-cooperative States or territories, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 26.5% (to be decreased to 25% in 2022) or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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
Dividends paid to an eligible U.S. holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012 dated September 12, 2012); or
•the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.
Otherwise, dividends paid to a U.S. holder, if such U.S. holder is a legal person, will be subject to French withholding tax at the rate of 26.5% (to be decreased to 25% in 2022), or 75% if paid in certain non-cooperative States or territories (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 26.5% (to be decreased to 25% in 2022) or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.
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

Wealth Tax
As from January 1, 2019, the French wealth tax (impôt de solidarité sur la fortune) is repealed and replaced by the French real estate wealth tax (impôt sur la fortune immobilière). The scope of such new tax is narrowed to French real estate assets (and certain assets deemed to be real estate assets) or rights, held directly or indirectly through one or more legal entities and whose net taxable assets amount at least to €1,300,000.
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
F.Dividends and Paying Agents.
Not applicable.
G.Statement by Experts.
Not applicable.
H.Documents on Display.
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
I.Subsidiary Information.
Not required.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
Our activities are exposed to liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.
Liquidity risk
We do not believe that we are exposed to short-term liquidity risk, considering our cash and cash equivalents and short-term investments of €151.6 million as of December 31, 2020, which consist primarily of cash and money market funds and term deposits that are convertible into cash immediately without penalty.
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
Our revenue denominated in U.S. dollars has represented approximately 100%, 100% and 88% of revenue in the years ended December 31, 2018, 2019 and 2020. Our payments in U.S. dollars represented approximately 31.9%,64.1% and 48.4% of our payments in the years ended December 31, 2018, 2019 and 2020, respectively. In order to cover this foreign currency exchange rate risk, we kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015 and January 2019. We kept the entire U.S dollars portion of the proceeds received from our October 2019 global offering in U.S dollars. We do not use hedging instruments.
Interest rate risk
We have limited exposure to interest rate risk. Our exposure primarily relates to money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. We do not have any credit facilities bearing variable interest rates. The repayment of the advances from BPI France and the borrowings subscribed in 2017 are not subject to interest rate risk. The effect of an increase or decrease in interest rates would have an immaterial effect on profit or loss.
Credit risk
The credit risk related to our cash equivalents, short-term investments and non-current financial assets is not significant in light of the quality of the issuers. We deemed that no instrument of its portfolio is exposed to credit risk.

Item 12. Description of Securities Other than Equity Securities.
A.Debt Securities.
Not applicable.
B.Warrants and Rights.
Not applicable.
C.Other Securities.
Not applicable.
D.American Depositary Shares.
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
Up to U.S. 5¢ per ADS (or fraction thereof) converted

ADS holders are responsible to pay certain charges such as:
•taxes (including applicable interest and penalties) and other governmental charges;
•the registration fees as may from time to time be in effect for the registration of ordinary shares on the share register and applicable to transfers of ordinary shares to or from the name of the custodian, the depositary bank or any nominees upon the making of deposits and withdrawals, respectively;
•certain cable, telex and facsimile transmission and delivery expenses;
•the fees, expenses, spreads, taxes and other charges of the depositary bank and/or service providers (which may be a division, branch or affiliate of the depositary bank) in the conversion of foreign currency;
•the reasonable and customary out-of-pocket expenses incurred by the depositary bank in connection with compliance with exchange control regulations and other regulatory requirements applicable to ordinary shares, ADSs and ADRs; and
•the fees, charges, costs and expenses incurred by the depositary bank, the custodian, or any nominee in connection with the ADR program.
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
Depositary Payments for 2020
From time to time, the depositary bank may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary bank may use brokers, dealers or other service providers that are affiliates of the depositary bank and that may earn or share fees or commissions. For the year ended December 31, 2020, Citibank, N.A., as depositary bank, had made reimbursements to us of €700.7 million ($772.8 million).
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
October 2019 Global Offering
In October 2019, we completed a global offering of an aggregate of 14,375,000 ordinary shares, including the full exercise of the underwriters’ option to purchase 1,875,000 additional ordinary shares. The October 2019 global offering consisted of a U.S. initial public offering of 8,047,227 ordinary shares in the form of American Depositary Shares, each representing one ordinary share, at an offering price of $5.50 per ADS and a concurrent private placement in Europe and other countries outside of the United States and Canada of 4,452,773 ordinary shares at an offering price of €4.97 per ordinary share for aggregate gross proceeds to us of approximately $79.1 million (€71.4 million). The net proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately €66.0 million. The offering commenced on October 17, 2019 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-233865, for our October 2019 global offering was October 16, 2019.

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
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
Our management, with the participation of our chief executive officer (principal executive officer) and our chief financial officer (principal financial officer), has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13(a) - 15(e) and 15(d) - 15(e) under the Securities Exchange Act of 1934, as amended), as of December 31, 2020. Based on such evaluation, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2020 as a result of the material weaknesses described below. We are undertaking the remedial steps to address the material weakness in our disclosure controls and procedures as discussed under “Item 15. Controls and Procedures—Management’s Plan for Remediation.”.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) and for the assessment of the effectiveness of our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our chief executive officer (principal executive officer) and chief financial officer (principal financial officer), management conducted an assessment of our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
In connection with this assessment, our management identified the following material weakness in our internal control over financing reporting as of December 31, 2020:
We identified a material weakness in the financial reporting process relating to journal entries and significant unusual and complex transactions due to controls over payments which were implemented too late in the year, segregation of duties in the journal entry review process which was not sufficiently implemented, controls over completeness and accuracy of data used in complex calculations which were not operating effectively, in particular in the monalizumab revenue calculation, and controls over significant and complex transactions which were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over the complex transactions.
As a result of the material weakness described above, management concluded our internal control over financial reporting was not effective at the reasonable assurance level as of December 31, 2020.
Remediation of Previously Identified Material Weakness in Internal Control over Financial Reporting
Management previously identified three material weaknesses in our internal control over financial reporting that were identified in connection with the preparation of our financial results for the year ended December 31, 2019. As a result of the remediation activities described below, as of December 31, 2020, management has concluded that two of the three previously disclosed material weaknesses have been remediated.
The material weaknesses previously identified in our internal control over financial reporting related to:
1.the accounting for subcontracting clinical costs for which there was insufficient control on the input data coming from clinical studies and used in assessing their advancement;
2.the recognition of the revenue from our collaboration and licensing agreement with AstraZeneca on monalizumab for which there was insufficient review of the calculation of the transaction price and percentage of completion of costs incurred; and
3.our information system, supporting the production of our financial information, also resulted in deficiencies in terms of "general IT controls" (GITC) related to the management of access rights, including segregation of duties and change management.
In response to the identified material weaknesses, we took a number of actions to improve our internal control over financial reporting during the year ended December 31, 2020, including the following:
•We implemented a new Enterprise resource Planning, or ERP, on August 1, 2020. We designed and implemented GITC, in particular over the management of access rights, segregation of duties and change management; and
•We modified the accounting process for clinical subcontracting costs. We designed and implemented controls over this process, in particular over input data coming from clinical studies and their advancement.
The material weakness related to revenue was not fully remediated and contributed to the material weakness for the year ended December 31, 2020 as described above.
Management’s Plan for Remediation of Current Material Weakness
With the oversight of senior management and our audit committee, we continue to evaluate our internal control over financial reporting and are taking several remedial actions to address the material weakness that has been identified, including:
•Improving segregation of duties,
•Implementing improved controls over payments;
•Verifying the accuracy and completeness of source data used to calculate the revenue; and
•Hiring additional accounting and finance personnel, identifying the complex or unusual nature of certain transactions and consulting with appropriate internal or external specialists for complex accounting treatments.

Notwithstanding such material weakness, our management has concluded that the financial statements included elsewhere in this Annual Report present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
If we fail to fully remediate the material weakness or fail to maintain effective internal controls in the future, it could result in a material misstatement of our financial statements that would not be prevented or detected on a timely basis, which could cause investors to lose confidence in our financial information or cause our stock price to decline. Our independent registered public accounting firm has not assessed the effectiveness of our internal control over financial reporting, which may increase the risk that weaknesses or deficiencies in our internal control over financial reporting go undetected.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.
Changes in Internal Control over Financial Reporting
There were no changes in our internal control over financial reporting during the year ended December 31, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting
Item 16. Reserved.
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
Item 16C. Principal Accountant Fees and Services.
Deloitte & Associés, has served as our independent registered public accounting firm for 2019 and 2020. Our accountants billed the following fees to us for professional services in each of those fiscal years, all of which were approved by our audit committee:

	Year ended December 31,
	2019		2020
(in thousands of euro)	Deloitte & Associés	Total	Deloitte & Associés		Total
Audit fees	1,190	1,190	684	684	684
Non-audit fees	2	2	115	115	115
Total	1,192	1,192	799	799	799

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
We apply the AFEP/MEDEF code, which recommends that a majority of the members of the Supervisory Board be independent (as such term is defined under the code). Neither the corporate laws of France nor our bylaws requires that (i) each committee of the Supervisory Board have a formal written charter or (iii) our independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. We intend to follow French corporate governance practices in lieu of Nasdaq listing requirements for each of the foregoing.
These exemptions do not modify the independence requirements for the audit committee, since September 2020, we comply with the requirements of the Sarbanes-Oxley Act and the Nasdaq listing rules, which require that our audit committee be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the audit committee must have direct responsibility for the nomination, compensation and choice of our auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of our statutory auditors, in particular, must be decided by our shareholders at our annual meeting.
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

Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits.
The exhibits listed below are filed as exhibits to this Annual Report.
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1*	By-laws (status) of the registrant (English translation)
2.1	Form of Deposit Agreement	F-1	333-233865	4.1	10/04/19
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-233865	4.2	10/04/19
4.1†	Co-Development and License Agreement between Innate Pharma S.A. and MedImmune Limited, dated April 24, 2015, as amended to date.	F-1	333-233865	10.1	09/20/19
4.2†	Lumoxiti License Agreement, between Innate Pharma S.A. and MedImmune Limited, dated October 22, 2018.	F-1	333-233865	10.2	09/20/19
4.3†	Amendment and Restatement Agreement of the Collaboration and Option Agreement Relating to CD39, between Innate Pharma S.A. and MedImmune Limited, dated April 16, 2019.	F-1	333-233865	10.3	09/20/19
4.4†	Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S, dated March 28, 2006, as amended to date.	F-1	333-233865	10.4	09/20/19
4.5†	Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated June 9, 2008 (English translation).	F-1	333-233865	10.5	09/20/19
4.6†	Amendment to Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated September 29, 2016 (English translation).	F-1	333-233865	10.6	09/20/19
8.1	List of subsidiaries of the registrant	F-1	333-233865	21.1	09/20/19
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
15.1	Consent of Deloitte & Associés
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*Filed herewith.
**Furnished herewith.
†Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Innate Pharma S.A.
By: /s/ Mondher Mahjoubi, M.D.
Name: Mondher Mahjoubi, M.D.
Title: Chief Executive Officer
Date: April 27, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Innate Pharma
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Innate Pharma S.A. and subsidiaries (the "Company") as of December 31, 2020, 2019 and 2018, the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in shareholders' equity, for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
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

Paris La Défense, France
April 26, 2021

We have served as the Company's auditor since 2014.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2018	2019(1)	2020
ASSETS
Non-current assets
Intangible assets	6	84,529	96,968	46,289
Property and equipment	7	10,216	11,672	11,694
Non-current financial assets	4	35,181	37,005	38,934
Other non-current assets		86	89	147
Trade receivables and others - non-current	5	—	16,737	29,821
Deferred tax assets	17	1,561	1,286	7,087
Total non-current assets		131,574	163,756	133,972
Current assets
Cash and cash equivalents	4	152,314	202,887	136,792
Short-term investments	4	15,217	15,978	14,845
Trade receivables and others - current	5	152,112	18,740	21,814
Total current assets		319,643	237,605	173,451
TOTAL ASSETS		451,216	401,361	307,423

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	11	3,197	3,941	3,950
Share premium	11	299,932	369,617	372,131
Retained earnings		(137,840)	(134,912)	(156,476)
Other reserves		(1,099)	(472)	355
Net income (loss)		3,049	(20,759)	(63,984)
Total shareholders’ equity		167,240	217,416	155,976
Non-current liabilities
Collaboration liabilities – non-current portion	13	10,669	—	44,854
Financial liabilities – non-current portion	9	3,175	16,593	16,945
Defined benefit obligations	10	3,697	3,760	4,177
Deferred revenue – non-current portion	13	68,098	40,342	32,674
Provisions – non-current portion	18	38	142	221
Deferred tax liabilities	17	1,561	1,286	7,087
Total non-current liabilities		87,238	62,123	105,959
Current liabilities
Trade payables and others	8	91,655	49,504	29,539
Collaboration liabilities – current portion	13	20,987	21,304	1,832
Financial liabilities – current portion	9	1,347	2,130	2,142
Deferred revenue – current portion	13	82,096	48,770	11,299
Provisions – current portion	18	652	114	676
Total current liabilities		196,737	121,822	45,488
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		451,216	401,361	307,423
(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f for more details on the impact of the transition.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(amounts in thousands of euro, except share and per share data)

		Year ended December 31,
	Note	2018	2019(1)	2020
Revenue and other income
Revenue from collaboration and licensing agreements	13	79,892	68,974	56,155
Government financing for research expenditures	13	14,060	16,840	13,618
Sales		—	—	678
Total revenue and other income		93,952	85,814	70,451
Operating expenses
Research and development expenses	14	(69,555)	(78,844)	(58,613)
Selling, general and administrative expenses	14	(18,142)	(25,803)	(31,246)
Impairment of intangible assets	6	—	—	(43,529)
Total operating expenses		(87,697)	(104,647)	(133,388)
Net income (loss) from distribution agreements	15	(1,109)	(8,219)	861
Operating income (loss)		5,146	(27,052)	(62,076)
Financial income	16	6,002	11,269	4,855
Financial expenses	16	(8,429)	(4,976)	(6,763)
Net financial income (loss)		(2,427)	6,293	(1,908)
Net income (loss) before tax		2,718	(20,759)	(63,984)
Income tax expense	17	333	—	—
Net income (loss)		3,049	(20,759)	(63,984)
Basic income (loss) per share (€/share)	20	0.05	(0.31)	(0.81)
Diluted income (loss) per share (€/share)	20	0.05	(0.31)	(0.81)
(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f for more details on the impact of the transition."

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euro)

(In thousands of euro)	Year Ended December 31,
	Note	2018	2019(1)	2020
Net income (loss) for the period		3,049	(20,759)	(63,984)
Elements which will be reclassified in the consolidated statement of income (loss):
Change in fair value of short-term investments and non-current financial assets	4	—	—	—
Foreign currency translation gain (loss)		(26)	5	222
Items which will not be reclassified in the consolidated statement of income (loss):
Actuarial gains and (losses) related to defined benefit obligations	10	(599)	622	(200)
Other comprehensive income (loss)		(625)	627	22
Total comprehensive income (loss)		2,424	(20,132)	(63,962)
(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f for more details on the impact of the transition.

CONSOLIDATED STATEMENT OF CASH FLOWS
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2018	2019 (1)	2020

Net income (loss)		3,049	(20,759)	(63,984)
Reconciliation of the net income (loss) and the cash generated from (used for) the operating activities
Depreciation and amortization, net	6, 7	7,401	16,529	56,797
Employee benefits costs	10	477	685	216
Provisions for charges		(322)	(484)	604
Share-based compensation expense	14	2,707	3,826	2,475
Change in fair value of financial assets	4	3,786	(4,065)	577
Foreign exchange (gains) losses on financial assets	4	(1,341)	(280)	1,256
Change in accrued interests on financial assets	4	152	(237)	372
Gains (losses) on assets and other financial assets		(1,445)	(1,290)	(962)
Interest paid	16	102	204	341
Other profit or loss items with no cash effect		—	550	(254)
Operating cash flow before change in working capital		14,566	(5,321)	(2,562)
Change in working capital		(47,096)	40,246	(49,206)
Net cash generated from / (used in) operating activities		(32,529)	34,924	(51,767)
Acquisition of intangible assets	6.8	(556)	(64,130)	(10,375)
Acquisition of property and equipment, net	7.8	(873)	(1,271)	(907)
Purchase of non-current financial instruments	4	—	—	(3,000)
Disposal of property and equipment	4	—	—	9
Disposal of other assets		22	—	—
Acquisition of other assets		25	(10)	(59)
Disposal of current financial instruments	4	2,704	—	—
Disposal of non-current financial instruments	4	21,513	2,000	—
Interest received on financial assets		1,445	1,290	962
Net cash generated from / (used in) investing activities		24,279	(62,121)	(13,370)
Proceeds from the exercise / subscription of equity instruments		111	44	48
Increase in capital, net		62,557	66,006	—
Proceeds from borrowings	9	—	13,900	1,360
Repayment of borrowings	9	(1,343)	(1,982)	(2,245)
Net interest paid		(102)	(204)	(341)
Net cash generated from / (used in) financing activities		61,222	77,765	(1,177)
Effect of the exchange rate changes		(26)	5	219
Net increase / (decrease) in cash and cash equivalents		52,947	50,572	(66,096)
Cash and cash equivalents at the beginning of the year	4	99,367	152,314	202,887
Cash and cash equivalents at the end of the year	4	152,314	202,887	136,792
(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f for more details on the impact of the transition.

Change in working capital	Note	December 31, 2019	December 31, 2020	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	28,716	51,635	(22,919)
Trade payables and others (excluding payables related to capital expenditures)	8	(36,047)	(29,519)	(6,528)
Collaboration liabilities - current and non-current portion	13	(21,304)	(46,686)	25,382
Deferred revenue - current and non-current portion	13	(89,112)	(43,973)	(45,139)
Change in working capital		(117,747)	(68,543)	(49,206)

Change in working capital	Note	December 31, 2018	December 31, 2019(1)	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	139,012	28,716	110,296
Trade payables and others (excluding payables related to capital expenditures)	8	(34,662)	(36,047)	1,385
Collaboration liabilities - current and non-current portion	13	(31,656)	(21,304)	(10,352)
Deferred revenue - current and non-current portion	13	(150,195)	(89,112)	(61,083)
Change in working capital		(77,501)	(117,747)	40,246
(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f for more details on the impact of the transition.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in thousands of euro, except share data)

	Note	Number of shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total Equity
December 31, 2017		57,607,031	2,880	234,874	(103,593)	180	(48,385)	85,956
Restatement related to the first application of IFRS 9		—	—	—	653	(653)	—	—
Restatement related to the first application of IFRS 15		—	—	—	13,488	—	—	13,488
January 1, 2018 (after restatement) (1)		57,607,031	2,880	234,874	(89,454)	(473)	(48,385)	99,444
Net income		—	—	—		—	3,049	3,049
Actuarial losses on defined benefit obligations		—	—	—	—	(599)	—	(599)
Foreign currency translation loss		—	—	—	—	(26)	—	(26)
Total comprehensive income (loss)		—	—	—	—	(625)	3,049	2,424
Allocation of prior period loss		—	—	—	(48,385)	—	48,385	—
Exercise and subscription of equity instruments		72,055	4	107	—	—	—	111
Increase in capital, net		6,260,500	313	62,244	—	—	—	62,557
Share-based payment	11,14	—	—	2,707	—	—	—	2,707
December 31, 2018		63,939,586	3,197	299,932	(137,840)	(1,099)	3,049	167,240
Restatement related to the first application of IFRS 16		—	—	—	(121)	—	—	(121)
January 1, 2019 (after restatement) (2)		63,939,586	3,197	299,932	(137,961)	(1,099)	3,049	167,119
Net loss		—	—	—	—	—	(20,759)	(20,759)
Actuarial losses on defined benefit obligations		—	—	—	—	622	—	622
Foreign currency translation gain		—	—	—	—	5	—	5
Total comprehensive income (loss)		—	—	—	—	627	(20,759)	(20,132)
Allocation of prior period income		—	—	—	3,049	—	(3,049)	—
Exercise and subscription of equity instruments	11	511,035	26	20	—	—	—	46
Increase capital, net	11	14,375,000	719	65,839	—	—	—	66,558
Share-based payment	11,14	—	—	3,826	—	—	—	3,826
December 31, 2019		78,825,621	3,941	369,617	(134,912)	(472)	(20,759)	217,416
Net loss		—	—	—	—	—	(63,984)	(63,984)
Actuarial gains on defined benefit obligations		—	—	—	—	(200)	—	(200)
Foreign currency translation gain		—	—	—	(805)	1,027	—	222
Total comprehensive income (loss)		—	—	—	(805)	827	(63,984)	(63,962)
Allocation of prior period loss		—	—	—	(20,759)	—	20,759	—
Exercise and subscription of equity instruments		175,331	9	38	—	—	—	47
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	2,476				2,476
December 31, 2020		79,000,952	3,950	372,131	(156,476)	355	(63,984)	155,976
(1)The consolidated financial statements as of and for the year ended December 31, 2018 include the impacts of the first application of IFRS 9 and IFRS 15 standards that became applicable on January 1, 2018. The comparative consolidated financial information as of and for the year ended December 31, 2017 have not been restated. See Note 2.d et 2.e for more details on transition measures.
(2)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.f for more details on the impact of the transition.

NOTES TO FINANCIAL STATEMENTS
Note 1:The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a clinical-stage biotechnology company specializing in immuno-oncology and dedicated to improving cancer treatment using antibodies innovative therapies exploiting the immune system. Innate Pharma's large antibody portfolio includes several potentially "first-in-class" clinical and preclinical candidates in cancers of high medical need.
The Company has solid experience in research and development in immuno-oncology, having been a pioneer in understanding the biology of NK (“natural killer”) cells, and having then been able to extend its expertise to the tumor microenvironment, to tumor antigens. and antibody engineering. Innate Pharma has built, internally and through its business development strategy, a large and diversified portfolio comprising four drug candidates at the clinical stage and a solid pipeline of preclinical candidates. The Company has been able to forge collaboration agreements with leaders in the pharmaceutical industry such as AstraZeneca and Sanofi, allowing it to benefit from their development capacity and their expertise for some of the Company's candidates.
From its inception, the Company has incurred losses due to its research and development (“R&D”) activity. The financial year ended December 31, 2020 generated a €63,984 thousand net loss. As of December 31, 2020, the shareholders’ equity amounted to €155,976 thousand. Subject to potential new milestone payments related to its collaboration agreements, the Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
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
As of December 31, 2020, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Inc.'s vocation is to market Innate Pharma's products in the United States, in particular Lumoxiti until the end of the transition plan period following the notification of return of the commercial rights of Lumoxiti to the United States and in Europe at AstraZeneca (see note 1.1 and 1.2)
This subsidiariy is fully consolidated.
In order to simplify and rationalize the management and organization of the group, the Executive Board decided on October 22, 2020 to dissolve Innate Pharma France without liquidation in application of the provisions of article 1844-5 paragraph 3 of the French Civil Code. The dissolution was carried out by means of a universal transmission of assets under the terms of which Innate Pharma France was dissolved and all of its assets and liabilities were transferred automatically to Innate Pharma SA. The dissolution took effect on November 30, 2020. This universal transmission of assets has no impact on the group's consolidated financial statements as of December 31, 2020 and for the year ending.

Innate Pharma France SAS aimed in particular to:
(i)exploit any commercial license granted by a third-party;
(ii)to carry out, on its behalf or on behalf of third parties, all research, development, studies, development of production and marketing processes for products of pharmaceutical interest and more generally relevant the health sector;
(iii)the registration or granting of any patent or license relating directly or indirectly to its activity;
(iv)manufacture, import and distribute drugs intended for human experimentation;
(v)manufacture, use and import medicines and other products whose sale is reserved for pharmacists.
These activities can now be carried out following the merger by Innate Pharma S.A.
1.1.Significant contracts
The following paragraphs describe the key provisions of significant contracts.
a)Agreements related to monalizumab with Novo Nordisk A/S and with AstraZeneca
2014 Novo Nordisk A/S monalizumab agreement
On February 5, 2014, the Company acquired from Novo Nordisk A/S full development and commercialization rights to monalizumab. Novo Nordisk A/S received €2.0 million in cash and 600,000 ordinary shares at a price of €8.33 per share (€5.0 million). Novo Nordisk A/S is eligible to receive up to €20.0 million in potential regulatory milestones and single-digit tiered royalties on sales of monalizumab products. The agreement with Novo Nordisk A/S included a right to additional consideration in the event of an out-licensing agreement. Consequently, following the agreement signed with AstraZeneca in April 2015 (as described below), the Company paid to Novo Nordisk A/S additional consideration of €6.5 million (paid in April 2016). Following the exercise of the option by AstraZeneca in October 2018 (as described below), Novo Nordisk A/S became entitled to a second and final additional payment amounting to $15.0 million (€13.1 million) which was recognized as a liability as of December 31, 2018 and was paid in February 2019. There are no other potential additional milestones payments due to Novo Nordisk A/S. These amounts were added to the net book value of the intangible asset and are amortized according to the same amortization plan as the initial €7.0 million recognized in 2014. The net book value of the license amounted to €5.1 million as of December 31, 2020.
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
In September 2020, the Company signed an amendment to the collaboration and license agreement concluded with AstraZeneca in 2015. Following the analysis of a longer patient follow-up as well as the maturation of the survival data of the Cohort 2, and after discussion with AstraZeneca, the Company agreed to amend the original agreement. This amendment changed the financial terms relating to the milestone payment expected following the treatment of the first patient with AstraZeneca in the first Phase 3 trial evaluating monalizumab. The original agreement signed in 2015 provided for a milestone payment of $100 million. Following the inclusion by AstraZeneca of the first patient in the first Phase 3 trial evaluating monalizumab (INTERLINK-1) in October 2020, and in accordance with the amendment signed in September 2020, the Company received a payment of $50 million . An additional payment of $50 million is now subject to interim analysis.
In addition to the initial payment, the option exercise payment and the payment received for the inclusion of the first patient in the first Phase 3 trial, AstraZeneca is obligated to pay the Company up to $875 million in the aggregate upon the achievement of certain development and regulatory milestones ($450 million) and commercialization milestones ($425 million). The Company is eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The Company is required for a defined period of time to co-fund 30% of the Phase III clinical trials of licensed products, subject to an aggregate cap, in order to receive 50% of the profits in Europe.
Refer to Notes 2.a, 2.s and 13.a for accounting description.
b)Agreement related to Lumoxiti with AstraZeneca
In October 2018, the Company obtained an exclusive license from AstraZeneca under certain patents and know-how to develop, manufacture and commercialize Lumoxiti for all uses in humans and animals in the United States, the European Union and Switzerland. Under this Agreement, AstraZeneca was obligated to provide support for the continued development and commercialization of Lumoxiti in the European Union and Switzerland prior to regulatory submission and approval as well as support for the continued commercialization of Lumoxiti in the United States for a specified period running until September 30, 2020. Following this transition period, the company took charge of all marketing of Lumoxiti in the United States. In December 2020, and following a decision taken at the end of November 2020, the Company announced that it will not continue the marketing activities of Lumoxiti in the United States and in Europe and its intention to return the commercial rights related to AstraZeneca. In accordance with the agreement signed in 2018, the companies will develop a transition plan, including an agreement on the costs and timeframes for the transfer of the marketing and distribution rights from Lumoxiti in the United States to AstraZeneca in 2021. AstraZeneca will remain holder of the marketing authorization application in Europe.

Under the agreement signed in 2018, the Company was obligated to pay a $50.0 million initial payment (€43.8 million), which it paid in January 2019, and a $15.0 million regulatory milestone (€13.4 million), which was paid in January 2020. The Company has reimbursed reimburse AstraZeneca for the development, production and commercialization costs it incurs during the transition period, ended in September 30, 2020.
Refer to Notes 2.t and 15 for accounting description.
c)Agreement related to IPH5201 with AstraZeneca
In October 2018, the Company signed a collaboration and option agreement with AstraZeneca for co-development and co-commercialization of IPH5201. Under the agreement, AstraZeneca paid the Company a $50.0 million upfront payment ($26.0 million paid in October 2018 and $24.0 million paid in January 2019), and a milestone payment of $5.0 million paid in June 2020 following the assay of the first patient in the first Phase I trial evaluating IPH5201, in March 2020. AstraZeneca is obligated to pay the Company up to an aggregate of $5.0 million upon the achievement of certain development milestones. Upon exercise of its option under the agreement, AstraZeneca is committed to pay an option exercise fee of $25.0 million and up to $800.0 million in the aggregate upon the achievement of certain development and regulatory milestones ($300 million) and commercialization milestones ($500 million). The arrangement also provides for a 50% profit share in Europe if the Company opts into certain co-promoting and late stage co-funding obligations. In addition, we would be eligible to receive tiered royalties ranging from a high-single digit to mid-teen percentage on net sales of IPH5201, or from a mid-single digit to low-double digit percentage on net sales of other types of licensed products, outside of Europe. The royalties payable to us under the agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection. The Company recognized €13.4 million as revenue from proceeds related to this agreement for the year ended December 31, 2020, and was also reimbursed by AstraZeneca for certain research and development expenses related to IPH5201. The Company has the option to co-fund 30% of the shared development expenses related to the Phase III clinical trials in order to acquire co-promotion rights and to share in 50% of the profits and losses of licensed products in Europe. If the Company does not opt into the co-funding obligations, among other things, its right to share in 50% of the profits and losses in Europe and right to co-promote in certain European countries will terminate and will be replaced by rights to receive royalties on net sales at the rates applicable to outside of Europe. Additionally, certain milestone payments that may be payable to the Company would be materially reduced.
Refer to Notes 2.s and 13.b for accounting description.
d)Agreement related to additional preclinical molecules with AstraZeneca
In October 2018, the Company granted to AstraZeneca four exclusive options that are exercisable until IND approval to obtain a worldwide, royalty-bearing, exclusive license to certain of the Company’s patents and know-how relating to certain specified pipeline candidates to develop and commercialize optioned products in all fields of use. Pursuant to the agreement, AstraZeneca paid the Company a $20.0 million upfront payment (€17.5 million) in October 2018. The Company recognizes this upfront payment in the consolidated statement of financial position as deferred revenue as of December 31, 2018, until the exercise or the termination of each option at the earliest. Upon exercise of an option, the Company would be entitled to an option exercise payment of $35 million, as well as development and regulatory milestone payments ($320 million) and commercialization milestone payments ($500 million) and tiered, mid-single digit to mid-teen percentage royalties on net sales of the applicable product. The royalties payable to the Company may be reduced under certain circumstances, including loss of exclusivity, lack of patent protection or the specific nature of the compound included within the applicable product. Additionally, the Company would have rights to co-fund certain development costs in order to obtain profit and loss sharing in Europe. So long as the Company elects to co-fund such development costs, it will have a right to co-promote optioned products in Europe.
Refer to Notes 2.s and 13.c for accounting description.
e)Agreements related to avdoralimab with Novo Nordisk and with AstraZeneca
2017 avdoralimab in-licensing agreement with Novo Nordisk A/S
In July 2017, the Company signed an exclusive license agreement with Novo Nordisk A/S relating to avdoralimab. Under the agreement, Novo Nordisk A/S granted the Company a worldwide, exclusive license to develop, manufacture and commercialize pharmaceutical products that contain or comprise an anti-C5aR antibody, including avdoralimab. The Company made an upfront payment of €40.0 million, €37.2 million of which was contributed in new shares and €2.8 million of which in cash. In 2020, the Company made an additional payment of €1.0 million to Novo Nordisk A/S following the launch of the first Phase II trial of avdoralimab. The Company is obligated to pay up to an aggregate of €369.0 million upon the achievement of development, regulatory and sales milestones and tiered royalties ranging from a low double-digit to low-teen percentage of net sales.
Refer to Notes 2.g, 2.i and 6 for accounting description.
2018 avdoralimab AstraZeneca agreement
On January 1, 2019, the Company entered into a clinical trial collaboration agreement with AstraZeneca to sponsor a Phase I/II clinical trial (STELLAR-001) to evaluate the safety and efficacy of durvalumab, an anti-PD-L1 immune checkpoint inhibitor, in combination with avdoralimab, as a treatment for patients with select solid tumors. The Company is the sponsor of the trial and the costs are equally shared between the two partners. This collaboration is a non-exclusive agreement and does not include any licensing rights on avdoralimab to AstraZeneca. In the first half of 2020, and based on data from cohort extensions in the first two cohorts, the Company decided to stop recruiting in the STELLAR-001 trial.

Refer to Notes 2.s and 13.d for accounting description.
1.2.Key events
a)Key events for the year ended December 31, 2020

On January 2020, the COVID-19 epidemic was declared a pandemic by the World Health Organization. This global health crisis has led many countries to impose national containment measures and travel bans. In view of this exceptional situation, the Company has decided to take all measures aiming as a priority at guaranteeing the safety of its employees, the continuation of ongoing clinical trials, in compliance with the directives of the authorities in each of the countries. The Company has assessed the impact of uncertainties created by the COVID-19 pandemic. As of December 31, 2020, these uncertainties were taken into account in the assumptions underlying the estimates and judgments used by the Company. The Company will continue to update these estimates and assumptions as the situation evolves. The effects of the COVID-19 pandemic are presented in the consolidated statement of financial position and in the consolidated income statement in accordance with the function or the nature of the corresponding income and expenses (impacts and risks are detailed in the paragraph - The recent global COVID-19 pandemic could adversely affect our business, financial condition and results of operations. - in the Risk Factors section).
On November 22, 2019, AstraZeneca submitted to the European Medicines Agency (EMA) the Marketing Authorization Application (MAA) relating to the commercialization of Lumoxiti in Europe. According to the agreement related to Lumoxiti with AstraZeneca, AstraZeneca is entitled to a $15.0 million milestone that was paid by the Company in January 2020.
On January 10, 2020, the Company signed an amendment to the lease for the “Le Virage” building in order to expand its premises. This amendment also extends the duration of the contractual commitment. The effective date of this addendum is January 15, 2020. Consequently, and following the application of IFRS 16 standard, the impact on the consolidated financial statements are the following: recognition of a new right-of-use asset of €1.2 million and a new lease liability of €1.1 million.
On March 10, 2020, the Company announced the dosing of the first patient on March 9, 2020 in the IPH5201 Phase I clinical trial. AstraZeneca made a $5.0 million (€4.6 million) milestone payment to Innate under the companies’ October 2018 multi productoncology development collaboration. Innate made a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.
On July 9, 2020, the Company filed authorization requests with the regulatory authorities for an extension of the IPH2201-203 clinical trial. This trial will be part of the monalizumab collaboration with AstraZeneca.
On August 11, 2020, the Company signed a financing contract with Bpifrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. This funding, for a maximum amount of €6.8 million, consists of (i) an advance repayable only in the event of technical and commercial success and (ii) a non-repayable grant. This funding will be received in four successive installments. The first tranche of €1,700 thousand euros was paid at signing, and the other three tranches will be received after successful completion of certain clinical milestones, particularly around Phase 2 of the FORCE trial.
On July 13, 2020, the Executive Board granted free shares to members of the management (“AGA Bonus Management 2020-1” and “AGA Bonus Management 2020-2”).
On July 13, 2020, subsequent to the definitive acquisitions 57,376 free shares granted on July 3, 2019, under the “AGA Bonus Management 2019-1” plan and the exercise of 25,000 “2011-2” BSA , to carry out a capital increase of €4,119 and an increase in share premium of €43,000, that can be broken down as follows: (i) a creation of 57,376 ordinary shares, with a nominal value of €0.05 issued free of charge by deduction from the issue premium, and (ii) a creation of 25,000 ordinary shares, with a nominal value of €0.05, for an issue price of €1.77 per share.
On July 21, 2020, the Executive Board granted 102,000 stock options to members of the management and employees of the subsidiary Innate Pharma Inc ("2020-1 Incentive Stock Options").
On August 5 2020, the Executive Board granted 769,202 free performances shares to employees of the Company (“AGA Perf Employees 2020-1”), and 710,000 free performances shares to members of the management (“AGA Perf Management 2020-1”).
On September 7, 2020, the Company signed an amendment to the monalizumab collaboration and license agreement concluded with AstraZeneca in 2015. Following the analysis of a longer patient follow-up as well as the maturation of the survival data of the Cohort 2, and after discussion with its partner

AstraZeneca, the Company agreed to amend their agreement. The amendment now provides for a payment of $50.0 million upon treatment of the first patient with AstraZeneca in the Phase 3 trial, and a payment of $50.0 million after a planned interim analysis demonstrating that the combination meets a pre-defined threshold of clinical activity. All other development and trade milestone payments related to the agreement remain unchanged. On October 23, 2020, the Company announced the inclusion of the first patient in the phase 3 "INTERLINK-1" trial. Pursuant to the amendment to the collaboration agreement signed on September 7, 2020, AstraZeneca made a payment of $50.0 million (€41.2 million) on December 7, 2020.
On December 11, 2020, the Company announced that it would not continue the marketing activities of Lumoxiti in the United States and in Europe. In accordance with the agreement on the acquisition of the commercial rights of Lumoxiti signed with AstraZeneca in October 2018, Innate has decided to return these rights in the United States and in Europe to AstraZeneca. On the date of the decision to return the rights, the Lumoxiti rights were fully written down to their net book value, i.e €43.5 million.
The Company announced the decision taken on December 8, 2020 by Sanofi to advance IPH6101/ SAR443579 towards regulatory preclinical studies for the study of a new investigational drug. The decision triggered a milestone payment of €7.0 million from Sanofi to the Company. This payment was received by the Company on February 5, 2021.
2)Accounting policies and statement of compliance
a)Basis of preparation
Consolidated financial statements of the Company for the years ended December 31, 2018, 2019 and 2020 (the “Consolidated Financial Statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
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
Except for share data and per share amounts, the Consolidated Financial Statements are presented in thousands of euro. Amounts are rounded up or down to the nearest whole number for the calculation of certain financial data and other information contained in these accounts. Accordingly, the total amounts presented in certain tables may not be the exact sum of the preceding figures
b)Statement of compliance
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on April 26, 2021.They will be approved by the General Meeting of the Company on May 28, 2021, which has the right to modify them.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of

the Company for the years ended December 31, 2018, 2019 and 2020 are also prepared in accordance with IFRS, as adopted by the European Union (EU). For the years ended December 31, 2018, 2019 and 2020, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
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
c)Recently issued accounting standards and interpretations
Application of the following new and amended standards was mandatory for the first time for the financial period beginning on January 1, 2018 and, as such, they have been adopted by the Company:
•IFRS 9, which supersedes IAS 39; and
•IFRS 15, which supersedes IAS 11, IAS 18 and the corresponding interpretations (IFRIC 13, IFRIC 15, IFRIC 18 and SIC 31).
Application of the following new and amended standards is mandatory for the first time for the financial period beginning on January 1, 2019 and, as such, they have been adopted by the Company:
•IFRS 16 “Leases”, which supersedes IAS 17 and the corresponding interpretations (IFRIC 4, SIC 15 and SIC 27).
•Amendments to IAS 19 “Employee benefits—Plan Amendment, Curtailment or Settlement”, mandatory for annual periods beginning on or after January 1, 2019.
•Amendments to IAS 28 regarding “Long-term interests in associates and Joint-Ventures”.
•Amendments to IFRS 9 “Financial instruments—Prepayment features with negative compensation”.
•IFRIC 23 “Uncertainty over income tax treatments”.
•Annual improvements of the cycle 2015-2017 (amendments to IAS 12, IAS 23, IFRS 3 and IFRS 11).
Those standards and interpretations have no impact on the Consolidated Financial statements, except as noted below following IFRS 9, IFRS 15 and IFRS 16 application.
Application of the following new and amended standards is mandatory for the first time for the financial period beginning on January 1, 2020 and, as such, they have been adopted by the Company:

•Amendments to IFRS 3 "Definition of a company", published on October 22, 2018.
•Amendment to IFRS 16: "Covid-19-Adjustments to tenants' rents". The entry into force of this amendment had no impact on the Company's financial statements.
•Amendments to IAS 1 and IAS 8 relating to the modification of the definition of the term “significant”, published on October 31, 2018.
•Amendments to IAS 39, IFRS 7 and IFRS 9 relating to the reform of benchmark interest rates.

•Conceptual framework for financial reporting and modification of references to Conceptual Framework in IFRS.

The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2020 or have not yet been adopted by the European Union, and have not been applied early:
•Amendment to IFRS 9 (known as "Phase 2") and relating to the reform of benchmark interest rates
The accounting rules and valuation principles used for the financial statements at December 31, 2020 are identical to those used for the previous comparative year.
d)Adoption of IFRS 15 in 2019
IFRS 15 Revenue from contracts with customers, or IFRS 15, which supersedes IAS 11 Construction contracts, or IAS 11, and IAS 18 Revenue, or IAS 18, came into effect on January 1, 2018. The amended accounting policy applied to revenue is presented in Note 2.s.
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
In the context of the collaboration agreement with AstraZeneca, the Company and AstraZeneca make quarterly-cost sharing payments to one another to ensure that each party co-finances the R&D performed by AstraZeneca. Consequently, under IFRS 15, amounts due to the partner:
•Are no longer recognized as R&D expenses, but are recorded as a reduction of the transaction price recorded as revenue following the identified performance obligation under the collaboration agreement; and
•Are classified in collaboration liability in the consolidated statement of financial position (instead of a classification in deferred revenue under IAS 18).
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

The impact of the first adoption of IFRS 15 on the statement of financial position and the consolidated statement of income (loss) as of January 1, 2018 are presented below:

(amounts in thousands of euro)	December 31, 2017 as published as published	IFRS 15 restatement	January 1, 2018 restated restated
ASSETS
Non-current assets
Deferred tax assets	—	3,098	3,098
Total non-current assets	117,501	3,098	120,599
Total current assets	137,521	—	137,521
TOTAL ASSETS	255,023	3,098	258,121

LIABILITIES AND SHAREHOLDERS'S EQUITY
Sharehoder's Equity
Reserves	(103,595)	13,488	(90,107)
Total shareholders’ equity	85,956	13,488	99,444
Non-current liabilities
Collaboration liabilities—non-current portion	—	17,314	17,314
Deferred revenue—non-current portion	87,005	(25,246)	61,759
Deferred tax liabilities	—	3,098	3,098
Total non-current liabilities	95,158	(4,834)	90,324
Current liabilities
Trade payables and others	24,657	(5,156)	19,501
Collaboration liabilities—current portion	—	27,437	27,437
Deferred revenue—current portion	47,909	(27,837)	20,072
Total current liabilities	73,909	(5,556)	68,353
TOTAL LIABILITIES AND SHAREHOLDERS'S EQUITY	255,023	3,098	258,121

(amounts in thousands of euro)	As of December 31, 2018 as published	IFRS 15 impact	As of December 31, 2018, excluding IFRS 15 impacts
ASSETS
Non-current assets
Deferred tax assets	1,561	(1,561)	—
Total non-current assets	131,574	(1,561)	130,013
Total current assets	319,643	—	319,643
TOTAL ASSETS	451,216	(1,561)	449,655

LIABILITIES AND SHAREHOLDERS'S EQUITY
Sharehoder's Equity
Retained earnings	(137,840)	(13,488)	(152,427)
Net result	3,049	7,349	10,398
Total shareholders’ equity	167,240	(6,139)	161,101
Non-current liabilities
Collaboration liabilities—non-current portion	10,669	(10,669)	—

Deferred revenue—non-current portion	68,098	7,958	76,056
Deferred tax liabilities	1,561	(1,561)	—
Total non-current liabilities	87,238	(4,272)	82,966
Current liabilities
Trade payables and others	91,655	3,382	95,037
Collaboration liabilities—current portion	20,987	(20,987)	—
Deferred revenue—current portion	82,096	26,455	108,551
Total current liabilities	196,737	8,850	205,587
TOTAL LIABILITIES AND SHAREHOLDERS'S EQUITY	451,216	(1,561)	449,655

(amounts in thousands of euro)	Year ended December 31, 2018 as published	IFRS 15	Year ended December 31, 2018, excluding IFRS 15 impact
Revenue from collaboration and licensing agreements	79,892	21,033	100,925
Government financing for research expenditures	14,060	—	14,060
Revenue and other income	93,952	21,033	114,985
Research and development expenses	(69,555)	(15,542)	(85,097)
General and administrative expenses	(18,142)	—	(18,142)
Operating expenses	(87,697)	(15,542)	(103,239)
Net income (loss) from distribution agreements	(1,109)	—	(1,109)
Operating income	5,146	5,491	10,637
Financial income	6,002	—	6,002
Financial expenses	(8,429)	1,858	(6,571)
Net financial income (loss)	(2,427)	1,858	(569)
Net income before tax	2,718	7,349	10,067
Income tax	333	—	333
Net income	3,049	7,349	10,397
(in € per share)

Basic income per share	0.05		0.18
Diluted income per share	0.05		0.18
e)Adoption of IFRS 9 in 2018
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
f)Adoption of IFRS 16 in 2019
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
The Company applies the following practical expedients as allowed by IFRS 16:
•Apply a single discount rate to the assets with similar characteristics;

•Use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease;
•Exclude lease contracts for which the lease term ends within 12 months as of the date of initial application, thus considering them short-term lease contracts; and
•Exclude leases of assets with a replacement value of less than approximately €5 thousand.
The impact of the first adoption of IFRS 16 on the statement of financial position as of January 1, 2019 is presented below:

(amounts in thousands of euro)	December 31, 2018 as published as published	IFRS 16 restatement	January 1, 2019 restated

ASSETS
Total current assets	319,643	—	319,643
Property and equipment	10,216	1,097	11,313
Total non-current assets	131,574	1,097	132,671
TOTAL ASSETS	451,216	1,097	452,313
LIABILITIES AND SHAREHOLDERS' EQUITY
Financial liabilities - current portion	1,347	320	1,667
Total current liabilities	196,737	320	197,057
Financial liabilities - non-current portion	3,175	848	4,023
Provision - non-current portion	38	50	88
Total non-current liabilities	87,238	898	88,136
Retained earnings	(137,840)	(121)	(137,961)
Total shareholders' equity	167,240	(121)	167,119
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	451,216	1,097	452,313
The weighted average incremental borrowing rate applied by the Company to lease liabilities recognized in the consolidated financial statements as of January 1, 2019 was 2.01%.
The reconciliation between the lease liabilities accounted for at January 1, 2019 and the non-cancellable lease commitments disclosed as of December 31, 2018 is as follow:

Commitments related to operating leases agreements as of Commitments related to operating leases agreements as of December 31, 2018	769
Lease liabilities related to financial leases as of Lease liabilities related to financial leases as of December 31, 2018	2,098
Lease extension (Building "Le Virage")	445
Discount effect	(46)
Exemption	0
Lease liabilities as of Lease liabilities as of January 1, 2019	3,266
IFRS 16 application has no material impact on the consolidated statements of cash flows and the consolidated statements of income (loss) for the year ended December 31, 2019.
g)Change in accounting policies
Except for the adoption of IFRS 16 as of January, 2019, there has been no change in accounting policies for any of the years presented.

h)Translation of transactions denominated in foreign currency
Pursuant to IAS 21 The effects of changes in foreign exchange rates, transactions performed by consolidated entities in currencies other than their functional currency are translated at the prevailing exchange rate on the transaction date.
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
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	December 31, 2018		December 31, 2019		December 31, 2020
€1 EQUALS TO	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE
USD	1.1810	1.1450	1.1195	1.1234	1.1422	1.2271
i)Consolidation method
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
j)Financial instruments
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
Under IFRS 9, financial assets are classified in the following three categories:
•Financial assets at amortized cost;
•Financial assets at fair value through other comprehensive income (“FVOCI”); and
•Financial assets at fair value through profit or loss.
The classification of financial assets depends on:
•The characteristics of the contractual cash flows of the financial assets; and
•The business model that the entity follows for the management of the financial asset.
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
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company did not hold this type of instrument as of January 1, 2020 or as of December 31, 2020.
Financial assets at fair value through profit or loss
Financial assets at fair value through profit or loss is comprised of:
•financial assets that are not part of the above categories; and
•instruments that management has designated as “fair value through profit or loss” on initial recognition.
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
•level 1: fair value calculated using quoted prices in an active market for identical assets and liabilities;
•level 2: fair value calculated using valuation techniques based on observable market data such as prices of similar assets and liabilities or parameters quoted in an active market; and
•level 3: fair value calculated using valuation techniques based wholly or partly on unobservable inputs such as prices in an inactive market or a valuation based on multiples for unlisted securities.
k)Intangible assets
Research and development (R&D) expenses
In accordance with IAS 38 Intangible assets, or IAS 38, expenses on research activities are recognized as an expense in the period in which it is incurred.
An internally generated intangible asset arising from the Company’s development activities is recognized only if all of the following conditions are met:
•Technically feasible to complete the intangible asset so that it will be available for use or sale;
•The Company has the intention to complete the intangible assets and use or sell it;
•The Company has the ability to use or sell the intangible assets;
•The intangible asset will generate probable future economic benefits, or indicate the existence of a market;

•Adequate technical, financial and other resources to complete the development are available; and
•The Company is able to measure reliably the expenditure attributable to the intangible asset during its development.
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
(i)after obtaining the regulatory approval, over their useful life; or
(ii)after entering in an out-license collaboration agreement with a third-party partner, over their estimated useful life. This estimated useful life takes into consideration the period of protection of the out-licensed exclusivity rights and the anticipated period over which the Company will receive the economic benefits of the asset.
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

l)Property and equipment
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
Depreciation periods are as follows:

Buildings and improvements on buildings	20	to	40 years
Installations	5	to	20 years
Technical installations and equipment			8 years
Equipment and office furniture			5 years
Computers and IT equipment			3 years
m)Impairment of intangible assets, property, and equipment,
The Group assesses at the end of each reporting period whether there is an indication that intangible assets, property and equipment may be impaired. If any indication exists, the Group estimates the recoverable amount of the related asset.
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
The Group does not have any intangible assets with an indefinite useful life. However, as explained in Note 2.k, the Group recognized intangible assets in progress, which will be amortized once marketing authorization is received.
n)Employee benefits
Long-term pension benefits
Company employees are entitled to pension benefits required by French law:
•Pension benefit, paid by the Company upon retirement (i.e. defined benefit plan); and
•Pension payments from social security entities, financed by contributions from businesses and employees (i.e. defined contribution plan”).

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
o)Leases
The Company assesses whether a contract is or contains a lease, at inception of the contract. The Company recognises a right-of-use asset and a corresponding lease liability with respect to all lease arrangements in which it is the lessee, except for short-term leases (defined as leases with a lease term of 12 months or less) and leases of low value assets (such as tablets and personal computers, small items of office furniture and telephones). For these leases, the Company recognises the lease payments as an operating expense on a straight-line basis over the term of the lease unless another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by using the rate implicit in the lease. If this rate cannot be readily determined, the Company uses its incremental borrowing rate. Lease payments included in the measurement of the lease liability comprise:
•fixed lease payments (including in-substance fixed payments), less any lease incentives receivable;
•variable lease payments that depend on an index or rate, initially measured using the index or rate at the commencement date;
•the amount expected to be payable by the lessee under residual value guarantees;

•the exercise price of purchase options, if the lessee is reasonably certain to exercise the options; and
•payment of penalties for terminating the lease, if the lease term reflects the exercise of an option to terminate the lease.
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
Whenever the Company incurs an obligation for costs to dismantle and remove a leased asset, restore the site on which it is located or restore the underlying asset to the condition required by the terms and conditions of the lease, a provision is recognised and measured under IAS 37. To the extent that the costs relate to a right-of-use asset, the costs are included in the related right-of-use asset, unless those costs are incurred to produce inventories.
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
p)Provisions and contingent liabilities
In the course of its business, the Company could be exposed to certain risks and litigations, notably in relation to contractual arrangements. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that the Company is subject to a release of outflow representatives of economic benefits to settle the obligation and a reliable estimate of the amount of the obligation can be made. Management of the Company estimates the probability and the expected amount of a cash outflow associated with risks, together with the other information to be provided on possible liabilities. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is certain.
In addition, the Company may assess a potential obligation towards a third party resulting from events the existence of which will only be confirmed by the occurrence, or not, of one or more events. uncertain futures which are not totally under the control of the Company; or an obligation to a third party for which it is not probable or certain that it will result in an outflow of resources without at least equivalent consideration expected from the latter. These elements are mentioned in note 18 of the group's consolidated financial statements as contingent liabilities.

q)Capital
Ordinary shares are classified in shareholders’ equity. Costs associated with the issuance of new shares are directly accounted for in shareholders’ equity in diminution of issuance premium.
The Company’s own shares bought in the context of a brokering/liquidity agreement are presented as a reduction in shareholders’ equity until their cancellation, their reissuance or their disposal.
r)Share-based compensation
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
In calculating the fair value of share-based compensation, the Company also considers the vesting period and the employee turnover weighted average probability as described in Note 11. Other assumptions used are also detailed in Note 11.
The Company recognizes the fair value of these awards as a share-based compensation expense over the period in which the related services are received with a corresponding increase in shareholders’ equity. Share-based compensation is recognized using the straight-line method. The share compensation expense is based on awards ultimately expected to vest and is reduced by expected forfeitures.
s)Revenue
Revenue from collaboration and license agreements
To date, the Company’s revenue results primarily from payments received in relation to research, collaboration and licensing agreements signed with pharmaceutical companies. These contracts generally provide for components such as:
•non-refundable upfront payments upon signature;
•payments for the exercise of the option to acquire licenses of drug candidates;
•milestones payments triggered following stages of development (scientific results obtained by the Company or by the partner, obtaining regulatory marketing approvals);
•payments related to the Company’s R&D activities;

•payments triggered by the start of the commercialization of products resulting from development work or by crossing cumulative thresholds of product sales, as well as the allocation of royalties on future sales of products or a sharing of profits on sales.
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
In accordance with IFRS 15, variable considerations cannot be included in the estimated transaction price as long as it not highly probable that the related revenue will not reversed in the future. According to the level of uncertainty relating to the results of preclinical and clinical trials and the decisions relating to the regulatory approvals, variable considerations depending on these events are excluded from the transaction price as long as the trigger event is not highly probable. When the trigger event occurs, the corresponding milestone is added to the transaction price. Such adjustments are recorded on a cumulative catch-up basis, which would affect revenues and net income (loss) in the period of adjustment.
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

Sales
Revenues from sales of pharmaceutical products are presented in Revenue in the group's income statement. The sales recorded as revenue relate exclusively to sales of Lumoxiti products following the end of the transition period with AstraZeneca which took place on September 30, 2020.

t)Net income (expenses) from distribution agreements
When product sales are made by a partner in the context of collaboration or transition agreements, the Company must determine wheter it acts as agent or principal. A party is recognized as a principal when it has the ability to conduct the use of the products and to obtain all the residual economic benefits previously to the transfer of the control of the products to the customers. If the Company is a principal, sales are recognized as revenue. If the Company is an agent, it recognizes as a gain or a loss, the part of the revenue it is entitled to, which is the case under the agreement with AstraZeneca in relation to Lumoxiti (see Note 15). Therefore, income (loss) under the agreement are recognized in the statement of income (loss) on the line item “Net income (loss) from distribution agreements” until September 30, 2020, end date of the transition period with AstraZeneca.
u)Government financing for research expenditures
Research tax credit
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
The Company received the reimbursements of the Research Tax Credits for the year 2017 and 2018, during the year 2018 and 2019 respectively. These reimbursements were made under the European Community tax rules for small and medium sized enterprises (“SME”) in compliance with the applicable regulations in effect. Only companies that meet the definition of SME according to European Union criteria are eligible for early reimbursement of their CIR. Management ensured that the Company was a SME according to European Union criteria as of December 31, 2017 and 2018, and can therefore benefit from this early reimbursement. As of December 31, 2019, the Company no longer met the eligibility criteria for this status. Thus, the CIR for the years 2019 and after will represent a receivable against the French Treasury which will in principle be offset against the French corporate income tax due by the company with respect to the three following years. The remaining portion of tax credit not being offset upon expiry of such a period may then be refunded to the Company.
For the 2020 financial year, the Company again met the criteria meeting the definition of an SME according to the criteria of the European Union.
The CIR is presented under other income, in “government financing for research expenditures” line item in the consolidated statements of income (loss) as it meets the definition of government grant as defined in IAS 20 Accounting for government grants and disclosure of government assistance.

Subsidies
Government grants are recognized when there is a reasonable assurance that:
•The Company will comply with the conditions attached to the grants; and that
•The grants will be received.
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
v)Income tax
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
w)Earnings (loss) per share
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
x)Other comprehensive income
Items of income and expenses for the period that are recognized directly in equity are presented under “other comprehensive income.” The items mainly include :
•Foreign currency translation gain (loss); and
•Actuarial gains and (losses) related to defined benefit obligations.

y)Segment information
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
In 2018 and 2019 revenue was entirely generated by one customer (AstraZeneca). In 2020, revenue consisted of revenue from collaboration agreements with AstraZeneca and Sanofi as well as sales of Lumoxiti in the U.S.
z)Critical accounting estimates and assumptions
The preparation of the consolidated financial statements under IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, income and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company’s actual results may differ from these estimates under different assumptions or conditions.
These estimates and judgments involve mainly:
•the accounting for collaboration and licensing agreements: the revenue results primarily from payments based on several components (e.g., upfront payments, milestone payments) received in relation to research, collaboration and licensing agreements signed with pharmaceutical or other companies. When the Company is committed to perform R&D services, revenue is spread over the period the Company is engaged to deliver these services, more particularly on the basis of the Company’s inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. Milestone payments are dependent upon the achievement of certain scientific, regulatory, or commercial milestones. These variable payments are recognized when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The changes in estimate regarding the completion of the works and the variable consideration relating to the contracts signed with customers are described in Note 13.
•the estimate of the recoverable amount of the acquired and under progress licenses: impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). Amortizable intangible assets are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company’s consolidated financial statements.

•the estimate of the useful life of the acquired licenses: intangible assets are amortized on a straight line basis over their anticipated useful life. The estimated useful life is the period over which the asset provides future economic benefits. It is estimated by management and is regularly revised by taking into consideration the period of development over which it expects to receive economic benefits such as collaboration revenues, royalties, product of sales, etc. However, given the uncertainty surrounding the duration of the R&D activities for the programs in development and their likelihood to generate future economic benefits to the Company, the estimated useful life of the rights related to these programs is rarely longer than the actual development phase of the product candidate. When a program is in commercialization phases, the useful life takes into account the protection of the exclusivity rights and the anticipated period of commercialization without taking into account any extension or additional patents. The prospective amendment of the amortization plan of the monalizumab intangible asset, which is modified according to the estimate ending date of the Phase II clinical trial is described in Note 6.
3)Management of financial risks and fair value
The principal financial instruments held by the Company are cash, cash equivalents and marketable securities. The purpose of holding these instruments is to finance the ongoing business activities of the Company. It is not the Company’s policy to invest in financial instruments for speculative purposes. The Company does not utilize derivatives.
The principal risks to which the Company is exposed are liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.
Liquidity risk
The Company’s cash management is performed by the Finance department, in charge of monitoring the day-to-day financing and the short-term forecast and enabling the Company to face its financial commitments by maintaining an amount of available cash consistent with the maturities of its liabilities. As of December 31, 2020, cash, cash equivalents and short-term investments were €151,637 thousand, which represents more than a year of cash consumption.
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
The revenue denominated in U.S. dollars has represented approximately 100% of revenue in the years ended December 31, 2018, 2019 and approximately 88% in the year ended December 31, 2020, respectively. Payments in U.S. dollars represented approximately 31.9%, 64.1%, 48.4% of the payments in the years ended December 31, 2018, 2019 and 2020, respectively. In order to cover this risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015 and January 2019. We entirely kept the U.S dollars portion of the proceeds received from our Global Offering in October 2019.
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
Fair value
The fair value of financial instruments traded on an active market is based on the market rate as of December 31, 2020. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.
4)Cash, cash equivalents and financial assets

	December 31
(in thousands of euro)	2018	2019	2020
Cash and cash equivalents	152,314	202,887	136,792
Short-term investments	15,217	15,978	14,845
Cash and cash equivalents and short-term investments	167,531	218,865	151,637
Non-current financial assets	35,181	37,005	38,934
Total cash, cash equivalents and financial assets	202,711	255,869	190,571
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
As of December 31, 2018, 2019 and 2020 the amount of cash, cash equivalents and financials assets denominated in US dollars amounted respectively to €74,442 thousand , €97,688 thousand and €64,654 thousand
The variation of short-term investments and non-current financial assets for the periods presented, are the following:

(in thousands of euro)	December 31, 2018	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2019
Short-term investments	15,217	—	—	481	—	280	15,978
Non-current financial assets	35,181	—	(2,000)	3,585	237	—	37,005
Total	50,398	—	(2,000)	4,066	237	280	52,983

(in thousands of euro)	December 31, 2019	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2020
Short-term investments	15,978	—	—	123	—	(1,256)	14,845
Non-current financial assets	37,005	3,000	—	(700)	(372)	—	38,934
Total	52,983	3,000	—	(577)	(372)	(1,256)	53,779
5)Trade receivables and others
Trade receivables and others are analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
Other receivables (1)	108,585	544	741
Accrued receivables excluding rebates related to capital expenditures	5,539	691	—
Research tax credit(2)	13,503	—	—
Other tax credits	538	333	333
Prepaid expenses	4,211	5,403	6,833
VAT refund	2,807	1,995	2,208
Trade account receivables	2,522	2,816	10,585
Prepayments made to suppliers	1,264	197	1,114
Refund to be received	43	—	—
Rebate related to capital expenditures(3)	13,100	6,762	—
Receivables and others - current	152,112	18,741	21,815
Research tax credit(2)	—	16,737	29,821
Receivables and others - non-current	—	16,737	29,821
Trade receivables and others - excluding rebates related to capital expenditures	139,012	28,716	51,635
_________________
(1)“Other receivables” as of December 31, 2018, mainly related to AstraZeneca as a result of the exercise of the monalizumab exclusive license option ($100,000 thousand or €87,655 thousand) and option granted on IPH5201 ($24,000 thousand or €20,961 thousand). These amounts were paid in the first quarter of 2019, see Note 1.1.a and Note 1.1.c for agreements description.
(2)In accordance with the principles described in Note 2.u, the research tax credit (Crédit d’Impôt Recherche or “CIR”) is recognized as other operating income in the year to which the eligible research expenditure relates. The Company obtained the repayment of the CIR for the tax year 2018 in the amount of €13,503 thousand in July 2019. The CIR for the tax years 2019 and 2020 amounted respectively to 16,737 thousands and €13,084 thousand . Following the fact that the Company no longer meets the eligibility criteria for the SME status as of December 31, 2019, the CIR for the tax years 2019 and 2020 will in principle be offset against the French corporate income tax due by the company with respect to the three following years, or refunded if necessary upon expiry of such a period (see note 2.u).
(3)The rebate refers to a definitive rebate of $7,580 thousand as of December 31, 2019 ($15,000 thousand as of December 31, 2018) granted by AstraZeneca in connection with the acquisition of Lumoxiti rights. This amount was paid to the Company in April 2020 for an amount of € 6,975 thousand. This decrease of $7,420 thousand (€6,455 thousand) was based on the final cost figures for the 2019 financial year for Lumoxiti and invoiced by AstraZeneca. The carrying amount of the intangible asset has been adjusted accordingly (see note 6).
Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each of debtors was considered as not significant.

6)Intangible assets
Intangible assets can be broken down as follows:

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2018	6,013		179	40,000	46,192
Acquisitions (amended)(1)	43,801	(1)	405	—	44,206
Disposals	—		(64)	—	(64)
Transfers	—		—	—	—
Depreciation	(5,630)		(175)	—	(5,805)
December 31, 2018(amended) (1)	44,184		345	40,000	84,529

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2019	44,184		345	40,000	84,529
Acquisitions	—		59	—	59
Additional considerations	27,020	(2)	—	—	27,020
Disposals	—		—	—	—
Depreciation	(14,353)	(3)	(149)	—	(14,502)
Transfers	—		(139)	—	(139)
December 31, 2019	56,851		116	40,000	96,968

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2020	56,851		116	40,000	96,968
Acquisitions	—		264	—	264
Additional considerations	3,685	(4)	—	—	3,685
Disposals	—		—	—	—
Depreciation	(10,904)	(5)	(195)	—	(11,099)
Impairment	(43,529)	(6)	—	—	(43,529)
Transfers	—		—	—	—
December 31, 2020	6,103		185	40,000	46,289

(1)This amount mainly includes (i) an upfront payment of €43,501 thousand, less an estimate rebate of €13,050 thousand relating to the rights acquired from AstraZeneca in 2018 under the Lumoxiti in-licensing agreement and (ii) a €13,050 thousand additional consideration to be paid to Novo Nordisk A/S following the exercise of the option by AstraZeneca for the monalizumab rights.
(2)This amount includes (i) an additional consideration of €7,000 thousand paid to Orega Biotech in June 2019 in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed in October 22, 2018 with AstraZeneca regarding IPH5201 (see Note 1.c), (ii) the decrease of the rebate granted by AstraZeneca in connection with the acquisition of Lumoxiti rights for an amount of 6,455 thousand (see Note 5 and (2) above ), and (iii) an additional consideration of €13,565 thousand paid to AstraZeneca in January 2020 following the submission to the European Medicines Agency (EMA) of the Marketing Authorization Application (MAA) relating to the commercialization of Lumoxiti in Europe (see Note 1.2).
(3)This amount includes the amortization of rights related to monalizumab (€4,792 thousand), IPH5201 (€6,831 thousand) and Lumoxiti (€2,730 thousand).
(4)This amount includes in particular: (i) an amount of 2,685 thousand euros for the two additional payments made to Orega Biotech in April 2020 (2,500 thousand euros) and June 2020 (185 thousand euros) relating to IPH5201 rights following the first patient dosed in Phase 1 clinical trial in Mars 2020 and (ii) an amount of €1,000 thousand paid in October 2020 to Novo Nordisk A / S following the launch of the first Phase II trial regarding avdoralimab.
(5)This amount includes the amortization of rights relating to monalizumab (€2,844 thousand), IPH5201 (€4,314 thousand) and Lumoxiti (€3,746 thousand). The amortization relating to Lumoxiti rights relates to the period prior to the decision to return the commercial rights to AstraZeneca. Impact of the decision on the book value of said rights is presented in note 6 below.

(6) Following the Company's decision to return the commercial rights to Lumoxiti in the United States and in Europe at the end of November 2020, the rights relating to the intangible asset have been fully impaired for the carrying amount of the intangible asset to the date of the decision, amounting to €43,529 thousand.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
At the agreement inception, acquired rights were recorded as intangible asset for an amount of €7,000 thousand. The Company recorded an additional consideration of €6,325 thousand in 2015 and a final consideration of $15,000 thousand (€13,050 thousand) due in 2018 (see Note 1.1.a).
Since their acquisition by the Company, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase II trials. The Company has reassessed the anticipated residual duration of the Phase II trials as of December 31, 2020 and estimated that it would be fully amortized by early 2023, compared to end of 2021 as estimated as of December 31, 2019, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts. The impact of this revision for the fiscal year ended December 31, 2020 amounts to €1,575 thousand.
The net book values of the monalizumab rights were €5,097 thousand and €7,941 thousand as of December 31, 2020 and December 31, 2019, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors. The undisclosed upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment, for a total of €1.8 million as of December 31, 2019. In June of 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201. Under this agreement, the Company also paid in April and June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase I dosing relating to IPH5201.
This asset was amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expected to fulfill its commitment (end of fiscal year 2020). As of December 31, 2020, these collaboration commitments have all been fulfilled. Thus, the rights relating to IPH5201 are fully amortized as of December 31, 2020.
The Company may also be obligated to pay Orega Biotech up to €49,000 thousand upon the achievement of development and regulatory milestones. In addition, the Company will be obligated to pay mid-single digit to low-teen percentage payments, depending on determinations relating to Orega Biotech’s intellectual property rights for certain patents, on sublicensing revenues the Company receives pursuant to its agreement with AstraZeneca relating to IPH5201.
Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
At the agreement inception, an upfront payment of €40 million for acquired rights were recorded as intangible asset. As part of this agreement, an additional amount of €1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase II trial. As avdoralimab is still in clinical trial, the acquired rights are classified as intangible asset in progress. They were subject to annual impairment test. No impairment were recorded since inception. These acquired rights will be amortized when the Company obtains economic benefits.

According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of December 31, 2020, according to the uncertainty of these potential future payments, no liability was recognized.
Development costs incurred by the Company are recognized as research and development expenses.
The main assumptions used for the impairment test are the following:
•Cash flows are set on the basis of the development and commercialization plans and budgets approved by Management;
•A discount rate of 12%;
•A risk of development is taken into consideration by applying probabilities of success of reaching future phases of development to cash flows related to each development phases Those average probabilities of success of R&D projects are based on an article published in Nature Review Drug Discovery;
•For the commercialization phase, selling price and sales volume are estimated on the basis of the potential market and the observed performances of comparable drugs currently on the market. Decrease in sales volume applied to the forecasted revenue once the related rights fall off-patent.
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
•The commercialization the drug candidate; or,
•An out-licensed agreement.
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
Lumoxiti rights acquired from AstraZeneca under the 2018 AstraZeneca multi-term agreement
The license by which the Company acquired Lumoxiti rights was initially amortized on a straight-line basis through July 31, 2031, which corresponds to the expiration of the current composition of matter patent, not including any additional patent extensions or patents. The net book value of the Lumoxiti rights was €47,276 thousand and €29,987 thousand as of December 31, 2019 and December 31, 2018, respectively. This increase in the net book value resulted from (i) the decrease of the rebate granted by AstraZeneca in connection with the acquisition of Lumoxiti rights for an amount of €6,455 thousand (see

Note 6), and (ii) an additional consideration of €13,565 thousand paid to AstraZeneca in January 2020 following the submission to the European Medicines Agency (EMA) of the Marketing Authorization Application (MAA) relating to the commercialization of Lumoxiti in Europe.
End of November 2020, the Company decided to return the marketing rights of Lumoxiti in the United States and in Europe. Following this decision, the Company applied IAS 36 "Impairment of assets" and assessed that there was an indication of impairment sufficiently significant to result in the full impairment of the intangible asset. This depreciation was recognized with regard to the estimate of the recoverable value of Lumoxiti's intangible assets, based on expected future cash flows, determined using the marketing plan and budget approved by management, and future expenses to be exposed in particular as part of the transition plan, which is under negotiation at the date of this report (see note 18).
Thus, on the date of the decision to return the rights, the Lumoxiti rights were fully written down to their net book value as of October 31, 2020, i.e. €43,529 thousand.

7)Property and equipment

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which finance leases
January 1, 2018	4,093	6,602	34	10,729	5,478
Acquisitions	—	725	316	1,041	—
Disposals	—	(22)	—	(22)	—
Transfers	—	30	(30)	—	—
Depreciation	(298)	(1,234)	—	(1,532)	(555)
December 31, 2018	3,795	6,101	320	10,216	4,923

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
December 31, 2018	3,795	6,101	320	10,216	4,923
Impact of 1st application of IFRS 16	1,028	69	—	1,097	1,097
January 1, 2019	4,823	6,170	320	11,313	6,020
Acquisitions	1,102	1,031	212	2,345	1,102
Disposals	(1)	(96)	—	(97)	—
Transfers	—	302	(163)	139	(852)
Depreciation	(568)	(1,460)	—	(2,028)	—
December 31, 2019	5,356	5,947	369	11,672	6,270

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
January 1, 2020	5,356	5,947	369	11,672	6,270
Acquisitions	1,152	944	132	2,228	1,195
Disposals	—	(9)	—	(9)	—
Depreciation	(757)	(1,440)	—	(2,197)	(1,042)
Transfers	—	134	(134)	—	—
December 31, 2020	5,751	5,576	367	11,694	6,423

8)Trade payables and others
This line item is analyzed as follows:

	December 31,
(in thousands of euro)	2018	2019	2020
Suppliers (excluding payables related to capital expenditures)	28,576	27,936	20,730
Tax and employee-related payables	5,661	6,999	8,325
Other payables	425	1,111	463
Trade payables and others excluding payables related to capital expenditures	34,662	36,047	29,519
Payables related to capital expenditures	56,993	13,458	20
Payables and others	91,655	49,504	29,539
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.
9)Financial liabilities
This line item was broken down per maturity and is analyzed as follows:

In thousand euros	December 31, 2017	Proceeds from borrowing	Repayments of borrowings and lease liabilities	December 31, 2018
BPI PTZI IPH41 (1)	1,125	—	(375)	750
Lease liabilities – Real estate property	2,239	—	(894)	1,345
Property transaction (down-payment)	(386)	—	152	(235)
Lease liabilities – Laboratory equipment	1,160	—	(173)	987
Loans – Equipment	426	—	(54)	372
Loans – Building	1,300	—	—	1,300
Total	5,864	—	(1,343)	4,522
_____
(1)Interest-free loan

In thousand euros	December 31, 2018	Impact of first application of IFRS16 (non cash)	January 1, 2019	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2019
BPI PTZI IPH41 (1)	750	—	750	—	—	(300)	450
Lease liabilities – Real estate property	1,345	—	1,345	—	—	(927)	418
Property transaction (down-payment)	(234)	—	(234)	—	—	161	(74)
Lease liabilities – Building "Le Virage"	—	1,099	1,099	—	623	(285)	1,437
Lease liabilities – Premises Innate Inc	—	—	—	—	496	—	496
Lease liabilities – Laboratory equipment	987	—	987	—	—	(172)	815

Lease liabilities – Vehicles	—	69	69	—	—	(32)	37
Loans – Equipment	372	—	372	—	—	(53)	319
Loans – Building	1,300	—	1,300	13,900	—	(374)	14,826
Total	4,522	1,168	5,690	13,900	1,119	(1,982)	18,723
_____
(1)Interest-free loan

In thousand euros	December 31, 2019	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2020
BPI PTZI IPH41 (1)	450	—	—	(300)	150
BPI Refundable advance - FORCE	—	1,360	94	—	1,454
Lease liabilities – Real estate property	418	—	—	(418)	—
Property transaction (down-payment)	(74)	—	—	74	—
Lease liabilities – Building "Le Virage"	1,437	—	1,114	(164)	2,387
Lease liabilities – Premises Innate Inc	496	—	—	(49)	447
Lease liabilities – Laboratory equipment	815	—	—	(176)	639
Lease liabilities – Vehicles	37	—	—	(16)	21
Lease liabilities - Printers	—	—	41	—	41
Loans – Equipment	319	—	—	(57)	262
Loans – Building	14,826		—	(1,139)	13,687
Total	18,723	1,360	1,249	(2,245)	19,087
(1)Interest-free loan
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
On August 11, 2020, the Company signed a financing contract with Bpifrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. This funding, for a maximum amount of € 6.8m, consists of (i) an advance repayable only in the event of technical and commercial success and (ii) a non-repayable grant. This funding will be received in four successive installments. The first tranche of 1.7 million euros was paid at signing, and the other three tranches will be received after successful completion of certain clinical milestones, particularly around Phase 2 of the FORCE trial. The portion relating to the repayable advance included in this first tranche amounts to €1,454 thousand as of December 31, 2020.

On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). As of December 31, 2020, the remaining capital of the loan amounted to €13,687 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in July 2027 and €6,000 thousand in July 2031.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.

In thousand euros	Year ended December 31,
Current financial liabilities	2018	2019	2020
BPI PTZI IPH41	300	300	150
BPI Refundable advance - FORCE	—	—	—
Lease finance obligations – Real estate property	766	344	—
Lease finance obligations – Rent Le Virage	—	77	511
Lease liabilities – Premises Innate Inc	—	25	72
Lease finance obligations – Laboratory equipment	187	175	175
Lease liabilities – Vehicles	—	16	13
Lease liabilities - Printers	—	—	6
Loans - Equipment	54	55	55
Loans - Building	40	1,139	1,161
Total – Current financial liabilities	1,347	2,130	2,142

In thousand euros	Year ended December 31,
Non-Current financial liabilities	2018	2019	2020
BPI PTZI IPH41(1)	450	150	—
BPI Refundable advance - FORCE	—	—	1,454
Lease finance obligations – Real estate property	344	—	—
Lease finance obligations – Building Le Virage	—	1,360	1,876
Lease liabilities – Premises Innate Inc	—	471	375
Lease finance obligations – Laboratory equipment	800	640	463
Lease finance obligations – Vehicles	—	21	8
Lease liabilities - Printers	—	—	35
Loans - Equipment	318	264	208
Loans - Building	1,260	13,687	12,526
Total – Non-Current financial liabilities	3,175	16,593	16,945

The table below shows the schedule for the contractual flows (being principal and interest payments):

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	150	—	—	150
BPI Refundable advance - FORCE	—	1,454	—	1,454
Lease finance obligations – Real estate property	—	—	—	—
Down-payment	—	—	—	—
Lease finance obligations – Rent Le Virage	558	1,955	—	2,513
Lease liabilities – Premises Innate Inc.	79	339	53	471
Lease liabilities – Laboratory equipment	179	468	—	647
Lease liabilities – Vehicles	13	8	—	21
Lease liabilities - Printers	7	36	—	43
Loans – Equipment	57	213	—	270
Loan – Building	1,427	5,706	7,965	15,098
Total	2,470	10,179	8,018	20,667

10)Employee benefits
Defined benefit obligations

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
Allowance for retirement defined benefit	3,282	3,281	3,713
Allowance for seniority awards	415	479	463
Total Defined benefit obligations	3,697	3,760	4,177
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
On March 24, 2016, the Company entered into an internal labor agreement with the employees representatives whereby the Company is committed to paying a seniority award after 15 years and 20 years of employment. This award is paid on the anniversary date. A similar award existed for employees having a seniority of 10 years but was not booked due to its insignificant amount. As such, in 2016 the Company recorded a provision for seniority awards and a corresponding charge included in “Personnel costs other than share-based payments” (see Note 14) other than payments in shares. These awards meet the definition of other long-term benefits under IAS 19. This provision is determined by an external actuary firm based on the assumptions disclosed hereafter and amounts to €463 thousand as of December 31, 2020 (€479 thousand as of December 31, 2019).

The main actuarial assumptions used to evaluate retirement benefits are the following:

	Year ended December 31,
	2018	2019	2020
Economic assumptions
Discount rate (iBoxx Corporate AA) for retirement	1.80%	1.05%	0.50%
Annual rate of increase in wages	4.50%	3.00%	3.00%
Demographical assumptions
Type of retirement	At the initiative of the employee	At the initiative of the employee	At the initiative of the employee
Annual mobility rate	2.0%	1.90%	2.6%
Rate of contributions	45.20%	47.07%	45.17%
Rate of wages costs	23.29%	22.54%	22.06%
Age at retirement
- Executives	64 years	64 years	64 years
- Non executives	62 years	62 years	62 years
Mortality table	TH-TF 00-02	TH-TF 00-02	TH-TF 00-02
Annual turnover by tranche of age	All personnel	All personnel	All personnel
16-24 years	5.0%	5.0%	6.0%
25-29 years	3.0%	3.5%	5.0%
30-34 years	2.5%	2.5%	3.7%
35-39 years	2.0%	2.0%	3.0%
40-44 years	1.5%	1.5%	2.0%
45-49 years	1.0%	1.0%	1.0%
+50 years	0%	0%	0%
Changes in the projected benefit obligation for the periods presented were as follows (in thousands of euro):

As of January 1, 2018	2,621
Service cost	434
Interest costs	43
Actuarial loss	599
As of December 31, 2018	3,697
Service cost	630
Interest costs	55
Actuarial gain	(622)
As of December 31, 2019	3,760
Service cost	252
Interest costs	(35)
Actuarial loss	200
As of December 31, 2020	4,177

There is no asset covering the defined benefit obligations.
An increase/decrease of +/- 50 basis point of the discount rate would result in a decrease/increase of the total benefit obligation of €328 thousand.
The amounts recognized as an expense linked to defined contributions plans amounted to €1,277 thousand, €1,375 thousand and €1,420 thousand in the years ended December 31, 2018, 2019 and 2020, respectively.

11)Share capital and share base payments
a)Share capital
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
As of December 31, 2020, the Company’s share capital amounted to €3,950,048 divided into (i) 78,986,490 ordinary shares, each with a nominal value of €0.05, (ii) 6,881 “2016” free preferred shares, each with a nominal value of €0.05 and (iii) 7,581 “2017” free preferred shares, each with a nominal value of €0.05, respectively fully paid up.
Share capital does not include BSAs, BSAAR,AGAs and AGAPs that have been granted to certain investors or natural persons, both employees and non-employees of the Company, but not yet exercised.
In October 21, 2019 and December 30, 2019, the retention period for the “2016 free preferred shares” has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfillment of the performance criteria. Holders of “2016” preferred shares” are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
The Group issued preferred shares “2017 free preferred shares” which will become convertible into ordinary shares following a vesting period of one year and a retention period of two years if the performance criteria and presence are met at the end of the retention period. The number of ordinary shares to which the conversion of one preferred share will entitle will be determined according to the fulfillment of the performance criteria. During the retention period, holders of the 2017 preferred shares are entitled to vote the general shareholders’ meetings, to dividends and to preferential subscription rights, as if they held the same number of ordinary shares as their number of vested 2017 free preferred shares. The 2017 preferred shares are not transferable during the retention period except under certain circumstances. After the end of the retention period, holders of all of preferred shares that have not yet converted them into our ordinary shares, are entitled to vote at our shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their preferred shares.
The table below presents the historical changes in the share capital of the Company as of December 31, 2018, 2019 and 2020:

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	January 1, 2018	2,880,352	234,874,392	57,600,100	6,931	€0.05
September 20, 2018	Capital increase by issuance of common shares (definitive acquisition of free shares )	1,103	(1,103)	22,055	—	€0.05
October 25, 2018	Capital increase by issuance of ordinary shares to AstraZeneca	313,025	62,291,975	6,260,500	—	€0.05
October 25, 2018	Share issuance costs	—	(48,078)	—	—	—
November 29, 2018	Capital increase by issuance of common shares (Exercise of shares warrants)	2,500	108,125	50,000	—	€0.05
December 31, 2018	Share based payments	—	2,706,910	—	—	—
	December 31, 2018	3,196,979	299,932,221	63,932,655	6,931	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	January 1, 2019	3,196,979	299,932,221	63,932,655	6,931	€0.05
February 8, 2019	Capital increase by issuance of common shares (exercise of share warrants)	38	1,493	750	—	€0.05
April 18, 2019	Capital increase by issuance of common shares (definitive acquisition of free shares )	5,904	(5,904)	110,500	7,581	€0.05
July 5, 2019	Capital increase by issuance of common shares (exercise of share warrants)	1,250	43,000	25,000	—	€0.05
July 17, 2019	Capital increase by issuance of common shares (definitive acquisition of free shares )	3,328	(3,328)	66,559	—	€0.05
October 21, 2019	Capital increase by issuance of ordinary shares	718,750	66,459,716	14,375,000	—	€0.05
October 21, 2019	Share issuance costs	—	(621,121)	—	—	—
October 22, 2019	Capital increase by issuance of common shares (definitive acquisition of free shares )	2,500	(2,500)	50,000	—	€0.05
December 31, 2019	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
December 31, 2019	Capital increase by issuance of common shares (definitive acquisition of free shares )	12,500	(12,500)	250,000	—	€0.05
December 31, 2019	Share based payments	—	3,825,973	—	—	—
	December 31, 2019	3,941,281	369,617,017	78,811,114	14,507	€0.05
(1)Share issuance costs representing incremental expenses directly attributable to the offering of new shares in the IPO on the Nasdaq and in the European Private Placement (together the “Global Offering”) were recorded through equity for an amount of €621 thousand. They consist mainly of legal, financial, accounting and printing fees associated with drafting and filing the registration statement of Innate Pharma. The other incremental costs incurred in the Global Offering were expensed for an amount of €2,150 thousand.

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	January 1, 2019	3,941,281	369,617,017	78,811,114	14,507	€0.05
January 15, 2020	Capital increase by issuance of common shares (exercise of share warrants)	75	2,985	1,500	—	€0.05
January 27, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	4,283	(4,283)	85,650	—	€0.05
July 7, 2020	Capital increase by issuance of common shares (exercise of share warrants)	1,250	43,000	25,000	—	€0.05
July 13, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	2,869	(2,869)	57,376	—	€0.05
September 11, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	32	(32)	650	(5)	€0.05
September 24, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	226	(226)	4,550	(35)	€0.05
December 31, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	32	(32)	650	(5)	€0.05
December 31, 2020	Share based payments	—	2,475,422	—	—	—
	December 31, 2020	3,950,048	372,130,982	78,986,490	14,462	€0.05

Holding by the Company of its own shares
The Company held 18,575 of its own shares as of December 31, 2020.

b)Share based payments
The Company has issued BSAs, BSAARs, stock options, AGAs and AGAPs as follows:

Date	Types	Number of warrants issued as of 12/31/2018	Number of warrants void as of 12/31/2018	Number of warrants exercised as of 12/31/2018	Number of warrants outstanding as of 12/31/2018	Maximum number of shares to be issued as of 12/31/2018	Exercise price per share
September 9, 2011	BSAAR 2011	650,000	—	395,000	255,000	255,000	€ 2.04
May 27, 2013	BSAAR 2012	146,050	—	83,700	62,350	62,350	€ 2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€ 7.20
October 21, 2016	AGAP Management 2016-1	2,000	450	—	1,550	310,000	—

October 21, 2016	AGAP Employees 2016-1	2,486	179	—	2,307	461,400	—
October 21, 2016	AGA Management 2016-1	50,000	—	—	50,000	50,000	—
October 21, 2016	AGA Employees 2016-1	99,932	1,162	98,770	—	—	—
December 30, 2016	AGAP 2016-2	3,000	—	—	3,000	600,000	—
December 30, 2016	AGA Management 2016-2	250,000	—	—	250,000	250,000	—
December 30, 2016	AGA Employees 2016-2	149,943	4,965	144,978	—	—	—
September 20, 2017	AGA Bonus 2017	28,556	6,501	22,055	—	—	—
April 3, 2018	AGAP Employees 2017	5,725	144	—	5,581	558,100	—
April 3, 2018	AGAP Management 2017	2,400	400	—	2,000	200,000	—
April 3, 2018	AGA Employees 2017	114,500	4,000	—	110,500	110,500	—
July 3, 2018	AGA Bonus Management 2018	67,028	—	—	67,028	67,028	—
November 20, 2018	AGA Perf Employees 2018	327,500	—	—	327,500	327,500	—
November 20, 2018	AGA Perf Management 2018	260,000	30,000	—	230,000	230,000	—
July 29, 2011	BSA 2011	225,000	—	133,060	91,940	91,940	€ 1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€ 2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€ 8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€ 9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€ 14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€ 11.00
	Total as of December 31, 2018	3,943,202	50,521	1,145,643	2,747,038	4,862,100

Date	Types	Number of warrants issued as of 12/31/2019	Number of warrants void as of 12/31/2019	Number of warrants exercised as of 12/31/2019	Number of warrants outstanding as of 12/31/2019	Maximum number of shares to be issued as of 12/31/2019	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	—	395,000	255,000	255,000	€ 2.04
May 27, 2013	BSAAR 2012	146,050	—	84,450	61,600	61,600	€ 2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€ 7.20

October 21, 2016	AGAP Management 2016-1	2,000	550	—	1,450	188,500	—
October 21, 2016	AGAP Employees 2016-1	2,486	251	5	2,230	289,900	—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	386	—	5,339	533,900	—
April 3, 2018	AGAP Management 2017-1	2,400	400	—	2,000	200,000	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	20,000	—	307,500	307,500	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	30,000	—	230,000	230,000	—
January 14, 2019	AGA Employees 2018	90,650	5,000	—	85,650	85,650	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	—	57,376	57,376	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	13,900	—	532,800	532,800	—
November 4, 2019	AGAP 2019 Management 2019	355,000	—	—	355,000	355,000	—
July 29, 2011	BSA 2011-2	225,000	—	158,060	66,940	66,940	€ 1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€ 2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€ 8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€ 9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€ 14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€ 11.00
	Total as of December 31, 2019	4,739,497	77,676	1,382,654	3,279,167	4,810,448

Date	Types	Number of warrants issued as of 12/31/2020	Number of warrants void as of 12/31/2020	Number of warrants exercised as of 12/31/2020	Number of warrants outstanding as of 12/31/2020	Maximum number of shares to be issued as of 12/31/2020	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	—	395,000	255,000	255,000	€ 2.04
May 27, 2013	BSAAR 2012	146,050	—	85,950	60,100	60,100	€ 2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€ 7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	—	1,450	188,500	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	50	2,185	284,050	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	833	—	4,892	489,200	—
April 3, 2018	AGAP Management 2017-1	2,400	800	—	1,600	160,000	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	85,000	—	242,500	242,500	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	60,000	—	200,000	200,000	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	86,100	—	460,600	460,600	—
November 4, 2019	AGAP 2019 Management 2019	355,000	30,000	—	325,000	325,000	—
July 13, 2020	AGA Bonus 2020-1	79,861	—	—	79,861	79,861	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	70,540	—	696,110	696,110	—

August 5, 2020	AGA Perf Management 2020-1	710,000	—	—	710,000	710,000	—
July 21, 2020	Stock Options 2020-1	102,000	72,000	—	30,000	30,000	—
July 29, 2011	BSA 2011-2	225,000	—	183,060	41,940	41,940	€ 1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€ 2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€ 8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€ 9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€ 14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€ 11.00
	Total as of December 31, 2020	6,398,008	418,263	1,552,225	4,427,520	5,869,143

AGA
Details of AGA

	AGAP Management 2016-1		AGAP Employees 2016-1		AGA Management 2016-1	AGA Employees 2016-1	AGAP Management 2016-2
Date of grant (Board of Directors)	October 21, 2016		October 21, 2016		October 21, 2016	October 21, 2016	October 21, 2016
Vesting period (years)	1 year		1 year		3 years	1 year	1 year
Non transferability period	2 years after the vesting period end		2 years after the vesting period end		None	2 years after the vesting period end	2 years after the vesting period end
Number of free shares granted	2,000		2,486		50,000	99,932	3,000
Share entitlement per free share	130	(1)	130	(1)	1	1	111	(2)
Grant date share fair value	€10.87		€10.87		€10.87	€10.87	€12.73
Expected dividends	None		None		None	None	None
Performance conditions	Yes		Yes		None	None	Yes
Expected turnover (yearly basis)	5%		5%		—	5%	9%
Volatility	40%		40%		—	—	40%
Fair value per AGA	€911		€911		€10.55	€10.55	€956
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

	AGA Management 2016-2	AGA Employees 2016-2	AGA Bonus 2017	AGA Employee 2017	AGAP Employees 2017-1
Date of grant (Board of Directors)	December 30, 2016	December 30, 2016	September 20, 2017	April 3, 2018	April 3, 2018
Vesting period (years)	3 years	1 year	1 year	1 year	1 year
Non transferability period	None	2 years after the vesting period end	1 year after the vesting period end	1 year after the vesting period end	2 years after the vesting period end
Number of free shares granted	250,000	149,943	114,500	28,556	5,725
Share entitlement per free share	1	1	1	1	100
Grant date share fair value	€12.73	€12.73	€5.52	€10.90	€5.52
Expected dividends	None	None	None	None	None
Performance conditions	None	None	Yes	None	Yes
Expected turnover (yearly basis)	—	5%	4	—%	5%
Volatility	—	—	55	—%	55%
Fair value per AGA	€14.61	€10.55	€5.83	€10.30	€90

	AGAP Management 2017	AGA Bonus 2018	AGA Perf Employees 2018	AGA Perf Management 2018	AGA New Members 2017-1
Date of grant (Board of Directors)	April 3, 2018	July 3, 2018	November 20, 2018	November 20, 2018	April 29, 2019
Vesting period (years)	1 year	1 year	3 years	3 years	3 years
Non transferability period	2 years after the vesting period end	1 year after the vesting period end	None	None	None
Number of free shares granted	2,400	67,028	327,500	260,000	25,000
Share entitlement per free share	100	1	1	1	1
Grant date share fair value	€5.52	€5.06	€8.00	€8.00	€5.74
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	Yes	Yes	No
Expected turnover (yearly basis)	11%	—	4%	10%	10%
Volatility	55%	—	45%	45%	—
Fair value per AGA	€90	€4.69	€3.81	€3.81	€5.74

	AGA Employees 2018	AGA Bonus 2019-1	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Bonus 2020
Date of grant (Board of Directors)	January 14, 2019	July 3, 2019	November 4, 2019	November 4, 2019	July 13, 2020
Vesting period (years)	1 year	1 year	3 years	3 years	1 year
Non transferability period	1 year after the vesting period end	1 year after the vesting period end	None	None	1 year after the vesting period end
Number of free shares granted	90,650	57,376	546,700	355,000	79,861
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€7.31	€5.90	€3.13	€3.13	€6.40
Expected dividends	None	None	None	None	None
Performance conditions	No	No	Yes	Yes	No
Expected turnover (yearly basis)	4.03%	—	10%	10%	—%
Volatility	N/A	—	45%	45%	—%
Fair value per AGA	€7.31	€5.72	€3.13	€3.13	€6.40

	AGA Perf Employees 2020-1	AGA Perf Management 2020-1
Date of grant (Board of Directors)	August 5, 2020	August 5, 2020
Vesting period (years)	3.5 years	3.5 years
Non transferability period	None	None
Number of free shares granted	769,202	710,000
Share entitlement per free share	1	1
Grant date share fair value	€2.94	€2.94
Expected dividends	None	None
Performance conditions	Yes	Yes
Expected turnover (yearly basis)	10.00%	10.00
Volatility	45.00%	45.00
Fair value per AGA	€2.94	€2.94

Change in Number of AGAs Outstanding

	Year ended December 31,
Number of AGAs	2018	2019	2020
Balance at beginning of period	331,910	1,049,466	1,607,345
Granted during the period	777,153	1,074,726	1,556,511
Forfeited during the period	(37,542)	(39,783)	(268,587)
Exercised during the period	(22,055)	(477,064)	(143,071)
Expired during the period	—	—	—
Balance at end of period	1,049,466	1,607,345	2,752,198
Breakdown of the Closing Balance

	Year ended December 31,
	2018	2019	2020
Number of AGAs	Outstanding	Outstanding	Outstanding
AGAP Management 2016-1	1,550	1,450	1,450
AGAP Employees 2016-1	2,307	2,230	2,185
AGA Management 2016-1	50,000	—	—
AGAP 2016-2	3,000	3,000	3,000
AGA Management 2016-2	250,000	—	—
AGA Bonus 2017	—	—	—
AGA Employees 2017	110,500	—	—
AGAP Employees 2017	5,581	5,339	4,892
AGAP Management 2017	2,000	2,000	1,600
AGA Bonus 2018	67,028	—	—
AGAP Perf Employees 2018	327,500	307,500	242,500
AGAP Perf Management 2018	230,000	230,000	200,000
AGA Employees 2018	—	85,650	—
AGA New Members 2017-1	—	25,000	25,000
AGA Bonus 2019-1	—	57,376	—
AGA Perf Employees 2019-1	—	532,800	460,600
AGA Perf Management 2019-1	—	355,000	325,000
AGA Bonus 2020	—	—	79,861
AGA Perf Employees 2020-1	—	—	696,110
AGA Perf Management 2020-1	—	—	710,000
TOTAL	1,049,466	1,607,345	2,752,198
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

AGA Management 2016-1 / AGA Management 2016-2 / AGA Employees 2016-1 / AGA Employees 2016-2
Expenses related to those plans were €1,392 thousand and €1,351 thousand for the financial years ended December 31, 2018 and 2019 , respectively. These instruments were definitively acquired during the 2019 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2020.
AGA 2017-1 (Employees)
Expenses were €456 thousand and €152 thousand for the financial year ended December 31, 2018 and 2019, respectively. These instruments were definitively acquired during the 2019 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2020.
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
The fair value of these free preferred shares is based on a third-party valuation report. The valuation method used to estimate the fair value of these free preferred shares is presented below:
•Estimation of the expectation of gain associated with internal and share price conditions, made on the basis of a Capital Asset Pricing (“CAPM”) model of the share price using a Monte Carlo approach;
•Adjustment of the estimation by applying expected turnover rates;
Changes in internal conditions are taken into account in the revision of the estimated number of free shares expected to vest during the vesting period.
The Company has recognized an expense over a period of one year on a straight-line basis, this period being the vesting period. Expenses were , €567 thousand and €252 thousand for the financial year ended December 31, 2018 and 2019, respectively.
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
Expenses were €208 thousand and €190 thousand for the financial years ended December 31, 2018 and 2019.
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
The fair value of these free performance shares is based on a third-party valuation report. The valuation method used to estimate the fair value of these free performance shares is presented below:
•Estimation of the expectation of gain associated with internal and share price conditions, made on the basis of a CAPM model of the share price using a Monte Carlo approach;
•Adjustment of the estimation by applying expected turnover rates.

Changes in internal conditions are taken into account in the revision of the estimated number of free performance shares expected to vest during the vesting period.
Expenses were €84 thousand, €782 thousand and €618 thousand for the financial years ended December 31, 2018, 2019 and 2020, respectively
AGA 2018-1 (Employees)
Expenses were €579 thousand and €23 thousand for the financial years ended December 31, 2019 and 2020, respectively.
AGA 2017-1 Management (New Members)
Expenses were €29 thousand and €43 thousand for the financial years ended December 31, 2019 and 2020, respectively.
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
The fair value of these free performance shares is based on a third-party valuation report. The valuation method used to estimate the fair value of these free performance shares is presented below:
•Estimation of the expectation of gain associated with internal and share price conditions, made on the basis of a CAPM model of the share price using a Monte Carlo approach;
•Adjustment of the estimation by applying expected turnover rates.
Expenses were €152 thousand and €867 thousand for the financial year ended December 31, 2019 and 2020, respectively.
AGA Bonus 2019-1
AGA Bonus 2019 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 30% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €339 thousand for the financial year ended December 31, 2019. These instruments were definitively acquired during the 2019 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2020.
Free performance shares 2020 (AGA Perf Employees 2020-1 / AGA Perf Management 2020)
Free performance shares granted in 2020 are subject to share price conditions and two vesting kickers triggered by the performance of internal conditions, which are :

•A commercial break-even point for Lumoxiti in the US reached at the end of fiscal year 2023 (this criterion will not be met given the return of the commercial rights notified to AstraZeneca in December 2020).
•Revenue from collaborative and licensing agreements accrued between the attribution and definitive acquisition date (excluding payment by AstraZeneca for the first patient in Phase III for monalizumab), reaching $100 million.

The fair value of these free performance shares is based on a third-party valuation report. The valuation method used to estimate the fair value of these free performance shares is presented below:
•Estimation of the expectation of gain associated with internal and share price conditions, made on the basis of a CAPM model of the share price using a Monte Carlo approach;
•Adjustment of the estimation by applying expected turnover rates.
Expenses were €502 thousand for the financial year ended December 31, 2020.
AGA Bonus 2020-1
AGA Bonus 2019 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 30% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €394 thousand for the financial year ended December 31, 2020.

BSA
Details of BSA

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
Date of grant (Board of directors)	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Vesting period (years)	2 years	2 years	2 years	2 years	2 years
Plan expiration date	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Number of BSA granted	237,500	150,000	70,000	14,200	37,000
Share entitlement per BSA	1	1	1	1	1
Exercise price	€2.36	€8.65	€9.59	€14.05	€11.00
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes
Grant date share fair value	€2.45	€6.85	€13.65	€13.64	€10.41
Expected volatility	31.83%	46.72%	54.08%	47.83%	61.74%
Average life of BSA	5.5 years	5.5 years	5.5 years	5.5 years	6 years
Risk-free interest rate	2.42%	1.00%	0.25%	0.25%	0.20%
Expected dividends	None	None	None	None	None
Performance conditions	None	None	None	None	None
Fair value per BSA	€0.87	€2.51	€6.59	€4.73	€0.57

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2018	2019	2020
Balance at beginning of period	384,500	334,500	309,500
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	(50,000)	(25,000)	(25,000)
Expired during the period	—	—	—
Balance at end of period	334,500	309,500	284,500
Breakdown of the Closing Balance

	Year ended December 31,
	2018		2019		2020
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA 2011-2	91,940	91,940	66,940	66,940	41,940	41,940
BSA 2013	46,360	46,360	46,360	46,360	46,360	46,360
BSA 2014	75,000	75,000	75,000	75,000	75,000	75,000
BSA 2015-1	70,000	70,000	70,000	70,000	70,000	70,000
BSA 2015-2	14,200	14,200	14,200	14,200	14,200	14,200
BSA 2017	37,000	37,000	37,000	37,000	37,000	37,000
TOTAL	334,500	334,500	309,500	309,500	284,500	284,500
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

BSAAR 2015
Date of grant (Board of directors)	July 1, 2015
Vesting period (years)	2 years
Plan expiration date	June 30, 2025
Number of BSAAR granted	1,050,382
Share entitlement per BSAAR	1

Exercise price	€7.20
Valuation method used	Black & Scholes
Grant date share fair value	€13.77
Expected volatility	41%
Average life of BSAAR	10 years
Risk-free interest rate	1.22%
Expected dividends	None
Performance conditions	No
Fair value per BSA	€1.15
Change in Number of BSAAR Outstanding

	Year ended December 31,
Number of BSAAR	2018	2019	2020
Balance at beginning of period	1,363,072	1,363,072	1,362,322
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	—	(750)	(1,500)
Expired during the period	—	—	—
Balance at end of period	1,363,072	1,362,322	1,360,822
Breakdown of the Closing Balance

	Year ended December 31,
	2018		2019		2020
Number of BSAAR	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAAR 2011	255,000	255,000	255,000	255,000	255,000	255,000
BSAAR 2012	62,350	62,350	61,600	61,600	60,100	60,100
BSAAR 2015	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722
TOTAL	1,363,072	1,363,072	1,362,322	1,362,322	1,360,822	1,360,822
Breakdown of expenses per financial year
The share-based compensation expenses are broken down as follows (in thousands of euro):

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
AGA Management 2016-1&2	1,392	1,351	—
AGA Employees 2017	456	152	—
AGAP Management 2017 / AGAP Employees 2017	567	252	—
AGA Bonus 2017 / AGA Bonus 2018	208	190	—
AGA Perf Management 2018 / AGA Perf Employees 2018	84	782	618
AGA 2018-1 Employees	—	579	23
AGA 2017-1 Management (New Members)	—	29	43
AGAP Employee 2019 / AGAP Management 2019	—	152	867
AGA Bonus 2019-1	—	339	—
AGA Bonus 2020	—	—	394
AGAP Employee 2020/AGAP Management 2020	—	—	502
Stock Options 2020	—	—	28
Share based compensation	2,707	3,826	2,475

12)Financial instruments recognized in the statement of financial position and related effect on the income statement
The following tables show the carrying amounts and fair values of financial assets and financial liabilities. The tables do not include fair value information for financial assets and financial liabilities not measured at fair value if the carrying amount is a reasonable approximation of fair value.

As of December 31, 2018 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	35,181	33,138	2,043	35,181
Trade receivables and others	152,112	—	152,112	152,112
Short-term investments	15,217	15,217	—	15,217
Cash and cash equivalents	152,314	152,314	—	152,314
Total financial assets	354,824	200,669	154,155	354,823

As of December 31, 2018 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	3,175	—	3,175	3,175
Financial liabilities—current portion	1,347	—	1,347	1,347
Trade payables and others	91,655	—	91,655	91,655
Total financial liabilities	96,177	—	96,177	96,177

As of December 31, 2019 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	37,005	37,005	—	37,005
Trade receivables and others	35,477	—	35,477	35,477
Short-term investments	15,978	15,978	—	15,978
Cash and cash equivalents	202,887	202,887	—	202,887
Total financial assets	291,347	255,869	35,477	291,347

As of December 31, 2019 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	16,593	—	16,593	16,593
Financial liabilities—current portion	2,130	—	2,130	2,130
Trade payables and others	49,504	—	49,504	49,504
Total financial liabilities	68,227	—	68,225	68,225

As of December 31, 2020 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	38,934	38,934	—	38,934
Trade receivables and others	51,635	—	51,635	51,635
Short-term investments	14,845	14,845	—	14,845
Cash and cash equivalents	136,792	136,792	—	136,792
Total financial assets	242,206	190,571	51,635	242,206

As of December 31, 2020 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	16,945	—	16,945	16,945
Financial liabilities—current portion	2,142	—	2,142	2,142
Trade payables and others	29,539	—	29,539	29,539
Total financial liabilities	48,626	—	48,626	48,626
(1)The fair value of financial assets classified as fair value through profit and loss corresponds to the market value of the assets, which are primarily determined using level 2 measurements.
(2)The fair value of financial assets classified as fair value through comprehensive income corresponds to the market value of the assets, which are primarily determined using level 1 measurements.
(3)The book amount of financial assets and liabilities measured at amortized cost was deemed to be a reasonable estimation of fair value.
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
13)Revenue and government financing for research expenditures
Revenue from collaboration and licensing agreements
The Company’s revenue from collaboration and licensing agreements amounts to €79,892, €68,974 and €56,155 for the fiscal year ended December 31, 2018, 2019 and 2020, respectively.

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
Proceeds from collaboration and licensing agreements	77,178	61,356	54,038
of which monalizumab agreement	61,546	42,541	33,620
of which IPH5201 agreement	15,632	18,816	13,418
of which Sanofi agreement	—	—	7,000
Invoicing of research and development costs (IPH5201 and IPH5401 agreements)	2,242	6,949	2,531
Exchange gains (loss) on collaboration agreements	465	658	(602)
Others	7	10	188
Revenue from collaboration and licensing agreements	79,892	68,974	56,155

a)Revenue recognition related to monalizumab AstraZeneca agreements and amendments
The Company identified the following promises under the monalizumab AstraZeneca agreements and amendments: (1) a non-exclusive license related to monalizumab restricted to two applications, with an option for an exclusive license related to monalizumab including all applications, (2) the performance of certain initial studies related to phases I/II trials, and participation in certain studies of phases I/II trials and phase III clinical trials through a co-financing.
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
The transaction price was initially estimated to the initial payment of $250,000 thousand, less the amounts that the Company expected to pay to AstraZeneca for co-financing Phase I/II clinical studies. The additional payment of $100,000 thousand triggered by AstraZeneca’s exercise of the exclusivity option was treated as a change in the price estimate of the transaction. In addition, the amendment of the contract, which modified the scope and budget of the studies to be carried out by the Company as well as the arrangements for sharing the cost of the other studies, led to a revision of the degree of progress and the price of the transaction. Thus, the exercise of the option and the amendment of the contract resulted in the recognition of a favourable cumulative adjustment of €38,321 thousand in revenue for the year ended December 31, 2019.
The additional payment of $50,000 thousand triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the contract for the Phase I / II (co-financing) and Phase III studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
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

Change in monalizumab deferred revenue (in thousands of euro):

As of December 31, 2017	134,914
Restatement related to the first application of IFRS 15	(53,083)
As of January 1, 2018 restated	81,831
Revenue for the 2018 financial year(1)	(61,546)
Increase in deferred revenue resulting from the exercise of the $100M option(2)	85,357
Transfer from collaboration liabilities	(717)
December 31, 2018	104,925
Revenue for the 2019 financial year	(42,541)
Transfer from collaboration liabilities	273
As of December 31, 2019	62,657
Revenue for the 2020 financial year	(33,620)
Transfer from collaboration liabilities	(2,465)
As of As of December 31, 2020	26,572
(1)The impact of the exercise of the option on 2018 revenue amounted to 31,966 thousand.
(2)The exercise of the $100,000 thousand option was converted to €87,002 thousand, of which €85,357 thousand was recognized as deferred revenue and €1,644 thousand recognized in collaboration liabilities

Change in monalizumab collaboration liablities (in thousands of euro):

As of December 2017, as published	—
Restatement related to the first application of IFRS 15	44,751
As of January 1, 2018 restated	44,751
Additions	—
Deductions	(13,095)
As of December 31, 2018(1)	31,656
Additions	—
Deductions	(10,352)
As of December 31, 2019(2)	21,304
Additions(3)	46,320
Deductions	(20,938)
As of December 31, 2020(4)	46,686
(1)Of which €20,987 thousand of current portion and €10,669 of non-current portion.
(2)Of which €21,304 thousand of current portion.
(3)Including €41,227 thousand euros ($ 50,000 thousand) relating to the collaboration commitment following the milestone payment related to the treatment of the first patient in the Phase 3 trial evaluating monalizumab.
(4)Of which €1,832 thousand of current portion and €44,854 of non-current portion.

b)Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
The Company determined that IPH5201 AstraZeneca collaboration and option agreement is an enforceable contract under IFRS 15 as the upfront payment is non-refundable and thus AstraZeneca will incur significant loss if it doesn’t exercise its licensed option. The Company considered that the exercise price of the option granted to AstraZeneca for an exclusive license is a variable consideration.

The Company identified the following promises under the IPH5201 AstraZeneca collaboration and option agreement: (1) an option for an exclusive license related to IPH5201 combined with the performance of the services provided by the Company for preclinical studies and (2) the performance of research and development services provided by the Company in conformity with the defined development plan for clinical studies.
The Company has determined that the option and performance of research and development services provided for preclinical studies is distinct from the performance of research and development services rendered in accordance with the development plan defined for clinical studies to the extent that the services rendered in the clinical phase could be performed (whether or not it owns) by AstraZeneca and they do not significantly transform the intellectual property underlying the license. Thus, the option and performance of research and development services in the preclinical phase are combined into a common performance obligation, distinct from research and development services in the preclinical phase. This performance obligation is fully resolved on December 31, 2020, the Company no longer intervening in the preclinical development plan relating to IPH5201, following the launch of the first Phase 1 clinical trial evaluating IPH5201 by AstraZeneca in March 2020, and the transfer to AstraZeneca in 2020 by the Company of all critical proprietary expertise related to IPH5201. The contract liabilities relating to the IPH5201 agreement are thus fully recognized as of December 31, 2020.
The transaction price was initially estimated to the initial upfront payment of $50,000 thousand (received in October 2018 for $26,000 thousand and in January 2019 for $24,000 thousand) to which was added during fiscal year 2020 a milestone payment of $5 million (received in June 2020) following the dosing of the first patient in the first Phase I trial evaluating IPH5201. In addition, there is funding for research and development work related to preclinical studies.
The option exercise price and subsequent milestone payments are excluded from the transaction price due to their uncertainty related to the results of clinical studies. Likewise, the financing of research and development work related to clinical studies is also excluded from the transaction price.
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
Change in IPH5201 deferred revenue (in thousands of euro):
The variance of the deferred revenue relating to this agreement is presented in the following schedule (in thousands of euro):

As of December 31, 2017	—
Upfront payment	43,501
Revenue for the 2018 financial year	(15,632)
As of December 31, 2018	27,869
Revenue for the 2019 financial year	(18,816)
As of December 31, 2019	9,053
Increase in deffered revenue resulting from the $5m milestone relating to the dosage of the first Phase I patient dosed	4,365
Revenue for the 2020 financial year	(13,418)
As of As of December 31, 2020	—

c)Revenue related to collaboration and option agreement related to four to-be-agreed upon molecules (preclinical molecules)
The Company determined that the option to acquire an exclusive license provides a material right to AstraZeneca that it would not receive without entering into that contract. The Company will recognize revenue when those future goods or services are transferred or when the option expires. Thus, the upfront payment is recorded as a deferred revenue for an amount of €17,400 thousand as of December 31, 2020.
d)Revenue recognition related to avdoralimab AstraZeneca agreement
The Company recognized revenue as research and development expenses are incurred (see Note 1.1.e for agreement description).
e)Schedule of variance of deferred revenue
The variance of the global deferred revenue is presented in the following schedule:

(in thousands of euro)	December 31, 2017 as published	Impact IFRS 15	December 31, 2018 as restated	Proceeds	Recognition in P&L	Transfer from collaboration liabilities	December 31, 2018
Monalizumab	134,914	(53,083)	81,831	85,358	(61,548)	(715)	104,925
IPH5201	—	—	—	43,501	(15,632)	—	27,869
Preclinical molecules	—	—	—	17,400	—	—	17,400
Total	134,914 (1)	(53,083)	81,831	146,259	(77,180)	(715)	150,195
(1)Of which €47,909 thousand of current deferred revenue and €87,005 thousand of non-current deferred revenue.
(2)Of which €82,096 thousand of current deferred revenue and €68,098 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2018	Recognition in P&L	Transfer from collaboration liabilities	December 31, 2019
Monalizumab	104,925	(42,541)	273	62,657
IPH5201	27,869	(18,816)	—	9,054
Preclinical molecules	17,400	—	—	17,400
Total	150,195	(61,356)	273	89,112 (3)
(3)Of which €48,770 thousand of current deferred revenue and €40,342 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2019	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2020
Monalizumab	62,657	(33,620)	—	(2,465)	26,572
IPH5201	9,054	(13,418)	4,365	—	—
Preclinical molecules	17,400	—	—	—	17,400
Total	89,112	(47,038)	4,365	(2,465)	43,973 (4)

(4) Of which €11,299 thousand of current deferred revenue and €32,674 thousand of non-current deferred revenue.

Government financing for research expenditures
The Company receives grants from the European Commission and the French government and state organizations in several different forms:
•Investment and operating grants; and
•Research Tax Credits.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
Research Tax Credit	13,527	16,737	13,084
Grant	533	103	534
Government financing for research expenditures	14,060	16,840	13,618

Sales (Lumoxiti)
As of December 31, 2020, following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the fourth quarter for an amount of €678 thousand.

14)Operating expenses

(in thousands of euro)	Year ended December 31,
	2018			2019			2020
	R&D	SG&A	Total	R&D	SG&A	Total	R&D	SG&A	Impairment	Total
Subcontracting costs(1)	(42,327)	—	(42,327)	(41,193)	—	(41,193)	(24,355)	(1,041)	—	(25,396)
Cost of supplies and consumable materials	(3,819)	—	(3,819)	(3,208)	—	(3,208)	(3,638)	6	—	(3,632)
Personnel expenses other than share-based compensation	(13,520)	(5,601)	(19,121)	(14,891)	(7,747)	(22,638)	(14,394)	(11,075)	—	(25,469)
Share-based compensation	(706)	(2,000)	(2,707)	(1,001)	(2,825)	(3,826)	(836)	(1,639)	—	(2,475)
Personnel expenses	(14,226)	(7,601)	(21,827)	(15,892)	(10,572)	(26,464)	(15,230)	(12,714)	—	(27,944)
Non-scientific advisory and consulting(2)	—	(5,301)	(5,301)	(272)	(8,384)	(8,655)	(342)	(9,075)	—	(9,417)
Leasing and maintenance	(887)	(1,081)	(1,968)	(846)	(1,026)	(1,872)	(579)	(1,702)	—	(2,281)
Travel expenses and meeting attendance	(564)	(428)	(992)	(709)	(1,044)	(1,754)	(151)	(688)	—	(839)
Marketing, communication and public relations	(119)	(399)	(518)	(95)	(534)	(629)	(96)	(420)	—	(516)
Scientific advisory and consulting(3)	(349)	—	(349)	(223)	—	(223)	(945)	—	—	(945)
Other purchases and external expenses	26	(337)	(311)	(57)	(757)	(814)	(46)	(2,007)	—	(2,053)
Depreciation and amortization	(6,709)	(693)	(7,402)	(15,518)	(1,013)	(16,530)	(12,006)	(1,277)	—	(13,283)
Intellectual property expenses	(294)	(1,087)	(1,381)	(653)	(932)	(1,585)	(882)	(851)	—	(1,733)
Other income and (expenses), net	(287)	(1,215)	(1,502)	(177)	(1,542)	(1,719)	(343)	(1,477)	—	(1,820)
Impairment of intangible assets	—	—	—	—	—	—	—	—	(43,529)	(43,529)
Total net operating expenses	(69,555)	(18,142)	(87,697)	(78,844)	(25,803)	(104,647)	(58,613)	(31,246)	(43,529)	(133,388)
(1)The Company subcontracts a significant part of its preclinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties. Associated costs are recorded in subcontracting on the basis of the level of completion of the clinical trials.
(2)Non-scientific advisory and consulting are services performed to support the selling, general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(3)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.

	Year ended December 31,
	2018		2019		2020
(in thousands of euro)	Deloitte & Associés	Total	Deloitte & Associés	Total	Deloitte & Associés	Total
Audit fees	599	599	1,190	1,190	684	684
Non-audit fees	6	6	2	2	115	115
Total	605	605	1,192	1,192	799	799
*Non-audit fees: these fees correspond to services performed by the auditors related to the production of certification in the context of the declaration of expenses for the obtention of grants; to the verification report of social and environmental information, special reports within the framework of operations on the Company’s capital
Personnel expenses other than share-based compensation
The line item amounted to €19,121 thousand, €22,638 thousand and €25,469 thousand for the years ended December 31, 2018, 2019 and 2020 respectively. The Company had 235 employees as of December 31, 2019, compared to 237 as of December 31, 2020.
Depreciation and amortization
The line item is mainly composed of the amortization of the monalizumab, IPH5201 and Lumoxiti intangible assets (see Note 6).
Cost of supplies and consumable materials
Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties. This line item amounts to €3,819 thousand €3,208 thousand and €3,632 thousand for the years ended December 31, 2018, 2019 and 2020, respectively.
Intellectual property expenses
Intellectual property expenses amounted to €1,381 thousand, €1,585 thousand and €1,733 thousand for the financial years ended December 31, 2018 , 2019 and 2020 respectively.
15)Net income / (loss) from distribution agreements
During the transition period (ended September 30, 2020), which is expected to terminate by the end of 2021, Lumoxiti products were commercialized in the United States by AstraZeneca who was the owner of the regulatory approval. The Company concluded that it did not meet the criteria for being principal under IFRS 15 during the transition period. Consequently, the net income (loss) resulting from all Lumoxiti marketing operations during the transition period are disclosed in the item line “Net income / (loss) from distribution agreements”
The Company recognized a €1,109 thousand net loss, a €8,219 thousand net loss and a €861 thousand net income for the fiscal years ended December 31, 2018 , 2019 and the first three quarter of 2020 respectively, corresponding to production and marketing costs, net of sales proceeds, as invoiced by AstraZeneca in relation to Lumoxiti distribution agreement for the period.
Following the end of the transition period relating to the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized net sales of Lumoxiti for the fourth quarter 2020 for an amount of €678 thousand (see note 13).

16)Net financial loss
Net financial loss can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
Interests and gains on financial assets	1,582	1,620	564
Unrealized gains on financials assets	—	4,063	313
Foreign exchange gains	4,068	5,568	3,978
Other financial income	352	18	—
Financial income	6,002	11,269	4,855
Foreign exchange losses	(3,851)	(4,772)	(5,557)
Unrealized losses on financial assets	(3,942)	—	(865)
Interest on financial liabilities	(102)	(204)	(341)
Other financial expenses	(534)	(1)	—
Financial expenses	(8,429)	(4,976)	(6,763)
Net financial income (loss)	(2,427)	6,293	(1,908)
For the financial years ended December 31, 2019 and 2020, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollars denominated cash and cash equivalent and financial assets accounts.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
17)Income Tax
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, deferred tax assets are recognized up to deferred tax liabilities.
Temporary differences mainly result from leases, provision for defined benefit obligation and tax losses carryforwards.
As of December 31, 2020, the accumulated tax losses carryforwards of Innate Pharma SA were €287,739 thousand with no expiration date (€219,563 and €231,167 thousand as of December 31, 2018 and 2019). As of December 31, 2020, the accumulated tax losses carryforwards of Innate Pharma Inc. was €11,955 thousand, or $14,670 thousand, (€493 thousand, or $564 thousand and €5,098 thousand, or $5,727 thousand as of December 31, 2018 and 2019, respectively), with a 20-year period expiration.
For the financial year 2018, the Company opted for the carry back mechanism which gave rise to a €333 thousand tax credit.

Tax rate reconciliation

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
Net income (loss) before tax	3,049	(20,759)	(63,984)
Statutory tax rate	33.33%	31.00%	28.00%
Income tax benefit / (expense) calculated at statutory tax rate	(1,016)	6,435	17,916
Increase / (decrease) in income tax benefit / (expenses) arising from:
Differences in tax rates	—	137	128
Research tax credit	4,500	5,021	3,961
Provision for defined benefit obligations	(359)	(20)	(117)
Share-based compensation	(902)	(1,186)	(693)
Revenue from collaboration agreements	(1,830)	(5,251)	8,824
Non-recognition of deferred tax assets related to tax losses and temporary differences	(214)	(5,136)	(15,746)
Carry-back	333	—	—
Impact linked to intra-group merger operations	—	—	(16,288)
Impact linked to the exercise of a real estate leasing option	—	—	(1,103)
Others differences	(179)	—	3,118
Income tax benefit / (expense) (a)	333	—	—
Effective tax rate	0.93%	0.00%	0%
Deffered tax income / (loss) (b)	—	—	—
Income tax benefit / (expense) (a) + (b)	333	—	—

18)Commitments, contingencies and litigations
Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2019:
•non-cancellable purchase commitments as of December 31, 2020 for a total of €2,896 thousand with various CMO
Licensing and collaboration agreements
Commitments related the Company’s licensing and collaboration agreements are disclosed in Note 1.1.
Contingencies and litigations
The Company is exposed to contingent liabilities relating to legal actions before the labor court or intellectual property issues happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in ordinary course the Company is involved in was analyzed at the closing date after consultation of advisors.
In December 2020, the Company announced that it will return the US and EU commercialization rights of Lumoxiti (moxetumomab pasudotox-tdfk) to AstraZeneca (MedImmune). Innate licensed the US and EU rights to AstraZeneca’s FDA-approved Lumoxiti for certain patients with relapsed or refractory hairy cell leukemia in October 2018. Discussions on the transition plan with AstraZeneca are still ongoing including timing and costs, notably the split of certain manufacturing costs which are to date estimated at a maximum of $12.8 million.

Provisions
Provisions amounted to €690 thousand, €256 thousand and €897 thousand as of December 31, 2018, 2019 and 2020, respectively. As of December 31, 2020, they mainly consist of a provision for charges (€457 thousand euros) relating to a stock to be received at the start of 2021 concerning a batch of finished Lumoxiti products and the employer contribution in respect of the grants of employee equity instruments. In accordance with IFRS 2, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period when the plan conditions actions for employees when they join the Company at the end of the plan.
19)Related party transactions
Members of the Executive Board and Executive Committee
For each of the periods presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

	Year ended December 31,
(in thousands of euro)	2018	2019	2020
Personnel expenses and other short-term employee benefits	2,340	2,811	3,131
Extra pension benefits	12	12	—
Share-based compensation	1,856	2,450	1,363
Executive Committee members compensation	4,208	5,273	4,494
As of December 31, 2020, three members of the Executive Committee were also members of the Executive Board.
Joyson Karakunnel was appointed as member of the Executive Board in 2020.
Calculation of share-based compensation is detailed in Note 11.b.
Members of the Supervisory Board
The Company recognized a provision of €305 thousand for attendance fees (jetons de presence) relating to the year ended December 31, 2020 which should be paid in 2021. This amount includes the compensation for the Chairman of the Supervisory Board. The company recognized a provision of €216 thousand and €274 thousand as of December 31, 2018 and 2019, respectively.
Related parties
Novo Nordisk A/S is a board member and is related to the Company by three licensing agreements related to the drug-candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, Novo Nordisk A/S is eligible to receive milestone payments as well as royalties on future sales.

As of December 31, 2018, the Company had a €13,050 thousand additional consideration to be paid to Novo Nordisk A/S relating to the additional consideration for monalizumab following the exercise of the option by AstraZeneca and a €756 thousand liability relating to a production delivery of avdoralimab. These amounts were paid in 2020.
As of December 31, 2019, the Company has a €588 thousand liability to be paid to Novo Nordisk A/S relating to the withholding tax on monalizumab and avdoralimab acquisitions.
As of December 31, 2020, the Company had no liability to Novo Nordisk.

AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201 and preclinical molecules) and a license agreement for the rights of the drug Lumoxiti. The payments between the two companies as well as the liabilities and receivables as of 31 December 2020 are as follows:

	As of December 31, 2020
(in thousands of euros)	Payments	Assets/Liabilities
Collection (AstraZeneca towards the Company) / Receivables	57,777	2,323
Payments (the Company towards AstraZeneca) / Liabilities	(40,254)	(4,871)
Total(1)	17,523	(2,548)
(1)In addition, the Company recognized in the income statement a net income of €861 thousand as net result from distribution agreements (see Note 15) and an R&D expense of €3,549 thousand as operating expenses (see Note 14)

BPI France is a board member and has granted the Company a €1,500 thousand interest-free loan (Prêt à Taux Zéro Innovation, or “PTZI”). This loan will be reimbursed starting September 2016 over a 5-year period. On August 11, 2020, the Company signed a financing contract with Bpifrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. This funding, for a maximum amount of €6.8 million, consists of (i) an advance repayable only in the event of technical and commercial success and (ii) a non-repayable grant. This funding will be received in four successive installments. The first tranche of €1,700 thousand was paid at signing, and the other three tranches will be received after successful completion of certain clinical milestones, particularly around Phase 2 of the FORCE trial. The advance repayable part will be reimbursed starting December 2023, only in envent of technical and commercial success.
Subsidiaries
The business relationships between the Company and its subsidiary Innate Pharma Inc are governed by intra-group agreements, conducted at standard conditions on an arm’s length basis.

20)Income (loss) per share
Basic income (loss) per share
Basic income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period.

	Year ended December 31.
(in thousands of euro, except for data share)	2018	2019	2020
Net income (loss)	3,049	(20,759)	(63,984)
Weighted average number of ordinary shares in circulation	58,776,712	66,908,389	78,934,960
Basic income (loss) per share (€ per share)	0.05	(0.31)	(0.81)
The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSAAR, AGAs and AGAPs) are considered to be anti-dilutive (4,861,530 instruments in 2018, 4,810,448 instruments in 2019 and 1,564,662 instruments in 2020). These instruments are presented in detail in Note 11.

Diluted income (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential ordinary shares.

	Year ended December 31,
(in thousands of euro, except for data share)	2018	2019	2020
Net income (loss)	3,049	(20,759)	(63,984)
Weighted average number of ordinary shares in circulation	58,776,712	66,908,389	78,934,960
Adjustment for share instruments	570	—	—
Diluted income (loss) per share (€ per share)	0.05	(0.31)	(0.81)

21)Events after the reporting date
Laure-Helene Mercier, Executive Vice President, Chief Financial Officer and member of the Executive Board, has decided to step down from her position, after leading the Company through more than 14 years of growth, including an initial public offering in the US. Frederic Lombard will join the company as CFO on April 1, 2021. Mr. Lombard will be joining Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Ms. Mercier will remain at the Company until the end of the year to ensure a smooth transition of responsibilities.
On March 29 2021, the class action introduced on October 23, 2020 in United-States (California) was volontarely dissmissed. This class action was introduced against Innate Pharma, Mondher Mahjoubi and Laure-Hélène Mercier on the basis of an alleged violation of federal securities laws based on publications relating to monalizumab trials between March 2020 and September 2020.