Form 20-F
period 2021-12-31
Innate Pharma SA
filed 2022-04-04
CIK 1598599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Ordinary shares, nominal value €0.05 per share: 79,542,627 as of December 31, 2021
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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

INTRODUCTION
Unless otherwise indicated in this annual report (this “Annual Report”), “Innate Pharma,” “Innate,” “the company,” “the Company,” “we,” “us,” and “our” refer to Innate Pharma S.A. and its consolidated subsidiaries.
“Innate Pharma,” the Innate Pharma logo, ANKET and other trademarks or service marks of Innate Pharma S.A. appearing in this Annual Report are the property of Innate Pharma S.A. or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. The Company does not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of Innate by, any other companies.
The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The consolidated financial statements are presented in euros, and unless otherwise specified, all monetary amounts are in euros. All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on the management’s beliefs and assumptions and on information currently available to the management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding the future results of operations and financial position, business strategy, plans and the Company's objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
•the prospects of attaining, maintaining and expanding marketing authorization for monalizumab, lacutamab and other product candidates;
•the initiation, timing, progress and results of the Company's preclinical studies and clinical trials and those conducted by third parties, including the Company's collaborators, AstraZeneca and Sanofi;
•the Company's ability to successfully develop and advance its pipeline of product candidates;
•the timing or likelihood of regulatory filings and approvals;
•the Company's ability to contract with third-party suppliers and manufacturers and their ability to perform adequately;
•future agreements with third parties in connection with the late-stage development and commercialization of the Company's product candidates and any other approved product;
•the Company's ability to develop sales and marketing capabilities and transition into a commercial-stage company;
•the pricing and reimbursement of the Company's product candidates, if approved;
•the effects of increased competition as well as innovations by new and existing competitors in the Company's industry;
•the Company's ability to obtain funding for its operations;
•the Company's ability to obtain, maintain, protect and enforce its intellectual property rights and propriety technologies and to operate its business without infringing the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, Europe and other countries;
•costs of compliance and failure to comply with new and existing governmental regulations including, but not limited to, tax regulations;
•statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;
•the impact of COVID-19 on the Company's business, financial condition and results of operations; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Risk Factors.”

You should refer to the section of this Annual Report titled “Item 3.D – Risk Factors” for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, Innate cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Innate or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that Innate Pharma makes in connection with this Annual Report.
In addition, statements that “Innate believes” and similar statements reflect its beliefs and opinions on the relevant subject. These statements are based upon information available to Innate Pharma as of the date of this Annual Report, and while the Company believes such information forms a reasonable basis for such statements, such information may be limited or incomplete, and the statements should not be read to indicate that the Company has conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this Annual Report and the documents that the Company references in this Annual Report and have filed as exhibits to this Annual Report completely and with the understanding that the Company's actual future results, levels of activity, performance and events and circumstances may be materially different from what the Company expects. The Company qualifies all of its forward-looking statements by these cautionary statements.
Unless otherwise indicated, information contained in this Annual Report concerning the industry and the markets in which the Company operates, including its general expectations and market position, market opportunity and market size estimates, is based on information from independent industry analysts, third-party sources and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and third-party sources, as well as data from internal research, and are based on assumptions made by the Company based on such data and its knowledge of such industry and market, which the Company believes to be reasonable. In addition, while the Company believes the market opportunity information included in this Annual Report is generally reliable and is based on reasonable assumptions, such data involve risks and uncertainties and are subject to change based on various factors, including those discussed under the section of this Annual Report titled “Item 3.D—Risk Factors.”

SUMMARY RISK FACTORS
Investing in the Company's shares involves numerous risks, including the risks described in "Item 3.D—Risk Factors" of this Annual Report on Form 20-F. Below are some of the principal risks, any one of which could materially adversely affect the Company's business, financial condition, results of operations, and prospects:
•Biopharmaceutical development involves a high degree of uncertainty and most of the Company's product candidates are in early stages of development.
•The scientific evidence to support the feasibility of developing product candidates is both preliminary and limited.
•The Company intends to develop several of its product candidates in combination with other therapies, which exposes it to additional risks.
•The Company is heavily dependent on the success of its current clinical-stage product candidates
•The Company may not be successful in its efforts to develop additional products that receive regulatory approval and are successfully commercialized.
•The Company may encounter substantial delays in its clinical trials, or may be unable to conduct its clinical trials on the timelines the Company expects.
•The Company's product candidates in development may cause undesirable side effects or have other properties that could halt or delay their clinical development, prevent their regulatory approval, limit their commercialization or result in other negative consequences.
•The Company faces substantial competition from companies with significantly greater resources and experience.
•The regulatory processes that will govern the approval of the Company's product candidates are complex and changes in regulatory requirements could result in delays or discontinuation of development or unexpected costs in obtaining regulatory approval.
•Any of the Company's other product candidates, if approved and commercialized, may fail to achieve market acceptance by physicians, patients, third-party payors or the medical community to a degree that is necessary for commercial success.
•A fast track, breakthrough therapy or other designation by the FDA may not actually lead to a faster development or faster regulatory review or approval.
•The Company has no manufacturing capabilities and rely on third-party manufacturers for its product candidates.
•The Company relies on third parties to supply key materials used in its research and development, to provide services to the Company and to assist with clinical trials.
•The Company depends upon its existing collaboration partners, AstraZeneca, Sanofi and other third parties, and may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of its drugs.
•The late-stage development and marketing of the Company's product candidates may partially depend on its ability to establish collaborations with major biopharmaceutical companies.
•The Company has incurred and may in the future incur significant operational losses related to its research and development activities.

•The Company may need to raise additional funding to complete the development and any commercialization of its product candidates, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations.
•If the Company does not achieve its product development or commercialization objectives in the timeframes it expects, the Company may not receive product revenue or milestone or royalty payments and it may not be able to conduct its operations as planned.
•The revenues generated from the Company's collaboration and license agreements have contributed and are expected to contribute a large portion of its revenue for the foreseeable future.
•The Company benefits from tax credits in France that could be reduced or eliminated.
•The global COVID-19 pandemic could adversely affect the Company's business, financial condition and results of operations.
•The Company's business could be affected by natural disaster, such as wildfire, and this could be exacerbated by climate change.
•The Company's ability to compete may be adversely affected if the Company does not adequately obtain, maintain, protect and enforce its intellectual property or proprietary rights, or if the scope of intellectual property protection the Company obtains is not sufficiently broad.
•The Company's patents could be found invalid or unenforceable if challenged and it may not be able to protect its intellectual property.
•The dual listing of the Company's ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.
•The Company may be affected by political, social, legal and economic instability, civil unrest, war and other geopolitical tension, such as the ongoing military conflict between Russia and Ukraine and economic sanctions related thereto.
•Report titled "Item 3.D—Risks Factors."

PART I
Item 1. Identity of Directors, Senior Management and Advisers.
Not applicable.
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
A.    Selected Financial Data
Innate's consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. The Company derived the selected consolidated statement of income (loss) data for the years ended, December 31, 2019, 2020 and 2021 and the selected consolidated statement of financial position data as of December 31, 2019, 2020 and 2021from the consolidated audited financial statements included elsewhere in this Annual Report. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as the financial statements and notes thereto appearing elsewhere in this Annual Report. Innate's historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statement of Income (Loss) Data:

	Year ended December 31,
	2019 (1)	2020 (1)	2021
	(in thousands of euros, except per share data and number of ordinary shares)
Revenue and other income	€85,449	€69,773	€24,703
Operating expenses
Research and development expenses	(62,897)	(49,708)	(47,004)
General and administrative expenses	(20,977)	(18,986)	(25,524)
Operating income (loss)	1,575	1,079	(47,825)
Net financial income (loss)	6,293	(1,908)	2,347
Income tax expense	—	—	—
Net income (loss) from continuing operations	7,868	(829)	(45,478)
Net income (loss) from discontinued operations	(28,627)	(63,155)	(7,331)
Net income (loss)	(20,759)	(63,984)	(52,809)
Net income (loss) per share attributable to equity holders
- Basic income (loss) per share	(0.31)	(0.81)	(0.66)
- Diluted income (loss) per share	(0.31)	(0.81)	(0.66)
- Basic income (loss) per share from continuing operations	0.12	(0.01)	(0.57)
- Diluted income (loss) per share from continuing operations	0.12	(0.01)	(0.57)
- Basic income (loss) per share from discontinued operations	(0.43)	(0.80)	(0.09)
- Diluted income (loss) per share from discontinued operations	(0.43)	(0.80)	(0.09)
Number of ordinary shares outstanding used for computing basic net income (loss) per share	66,908,389	78,934,960	79,542,627
Number of ordinary shares outstanding used for computing diluted net income (loss) per share	66,908,389	78,934,960	79,542,627
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

Consolidated Statement of Financial Position Data:

	As of December 31,
	2019	2020	2021
	(in thousands of euros)
Cash and cash equivalents, short-term investments and non-current financial assets (1)	€ 255,869	€ 190,571	€ 159,714
Total assets	401,361	307,423	267,496
Total financial debt and defined benefit obligations	22,484	23,264	47,226
Total shareholders’ equity	€ 217,416	€ 155,976	€ 107,440
(1) Non-current financial assets account for € 37.0, 38.9 and 39.9 million for the years ended December 31, 2019, 2020 and 2021, respectively.

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.
D.    Risk Factors
The Company's business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in the other filings with the United States Securities and Exchange Commission, or the SEC, including the following risk factors which Innate faces and which are faced by its industry. The Company's business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Innate's results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors including the risks described below and elsewhere in this Annual Report and its other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to the Development of the Product Candidates
Biopharmaceutical development involves a high degree of uncertainty and most of the product candidates are in early stages of development, which makes it difficult to evaluate the current business and future prospects and may increase the risk of your investment.
Innate Pharma is a global, clinical stage oncology-focused biotech company. In December 2020, Innate decided to return Lumoxiti commercial rights to AstraZeneca and to re-focus investments in its R&D portfolio consisting of product candidates, some of which Innate is co-developing, in the early stages of clinical development and preclinical programs.
A key element of Innate's strategy is to mature and expand its portfolio of proprietary and partnered product candidates to address unmet medical needs in immuno-oncology. Although Innate's research and development efforts to date have resulted in a pipeline of product candidates, all of its product candidates require additional development, regulatory review and approvals, substantial investment, access to sufficient commercial manufacturing capacity and significant marketing efforts before they can be commercialized and before Innate can generate any revenue from product sales or royalties. If the Company or its collaboration partners are unable to successfully develop and market these product candidates, its business, prospects, financial condition and results of operations may be adversely affected.
Aside from Innate's acquisition of Lumoxiti, its operations to date have been limited to developing its product candidates and undertaking preclinical studies and clinical trials of its product candidates, including monalizumab and IPH5201, through its partnership with AstraZeneca, lacutamab, avdoralimab and IPH5301, its most advanced product candidates, currently in clinical stage. The success in development of its current and future product candidates by the Company or its collaborators will depend on many factors, including:
•obtaining positive results in clinical trials including by demonstrating efficacy, safety and durability of effect of such product candidates;
•completing preclinical studies and receiving regulatory approvals or clearance for conducting clinical trials for its preclinical programs;

•receiving and maintaining approvals for commercialization of such product candidates from regulatory authorities;
•manufacturing or overseeing the manufacturing of its product candidates in acceptable quantities and at an acceptable cost;
•negotiating favorable terms in any collaboration, licensing or other arrangements into which the Company may enter, and performing its obligations pursuant to such arrangements;
•maintaining, protecting, enforcing and expanding its portfolio of intellectual property rights, including patents, trade secrets and know-how;
•avoiding and defending against third-party interference, infringement or other intellectual property claims; and
•maintaining and growing an organization of scientists, medical professionals, marketing, distribution and sales personnel and executives who can develop its product candidates and commercialize any approved products.
In addition, if the Company is unable to reduce its dependence on its current clinical and preclinical product candidates, either by in-licensing or acquiring new product candidates, developing its other product candidates or discovering new product candidates, the Company may be similarly adversely affected.
The scientific evidence to support the feasibility of developing product candidates is both preliminary and limited.
Innate Pharma innovative approach to immuno-oncology aims to activate both the innate and adaptive immune systems against abnormal or cancerous cells and restore the body’s ability to disrupt their proliferation, potentially leading to durable responses in patients. This approach is focused on developing checkpoint inhibitors, tumor-targeting antibodies and antibodies that affect the tumor microenvironment, and several of the product candidates rely on novel mechanisms of action and on innovative formats for which the Company has limited scientific evidence and preclinical and clinical data.
The Company may not ultimately be able to provide the FDA, European Medicines Agency, or EMA, or other regulatory authorities with substantial clinical evidence to support a claim of efficacy and durability of response to enable the applicable regulators to approve its product candidates for any indication. This may occur because later clinical trials fail to reproduce favorable data obtained in earlier clinical trials, because the applicable regulator disagrees with how the Company interprets the data from these clinical trials or because the applicable regulator does not accept these therapeutic effects as valid endpoints in pivotal clinical trials that are sufficient to grant marketing approval. Additionally, because product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials its collaborators in earlier stages of clinical trials may eventually choose to discontinue later stage trials. For example, following initial promising results assessing the safety and efficacy of the Company's product candidate lirilumab for the treatment of various cancer indications, the Company's collaborator decided not to continue development after receiving Phase 2 clinical trial data.
In addition to the safety and efficacy traits of any product candidate, clinical trial failures may result from a multitude of factors including flaws in trial design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier trials, and it is possible that the Company will as well. Based upon negative or inconclusive results, the Company or its collaborators may decide, or regulators may require the

Company, to conduct additional clinical trials or preclinical studies. In addition, data obtained from trials and studies are susceptible to varying interpretations, and regulators may not interpret the Company's data as favorably as the Company does, which may delay, limit or prevent regulatory approval.
The Company will also need to demonstrate that its product candidates are safe and well tolerated. The Company does not have significant data on possible harmful long-term effects of its product candidates and does not expect to have this data in the near future. As a result, its ability to generate clinical safety and efficacy data sufficient to support submission of a marketing application or commercialization of its product candidates is uncertain and is subject to significant risk.
The Company intends to develop several of its product candidates in combination with other therapies, which exposes the Company to additional risks.
The Company is currently developing monalizumab, lacutamab and IPH5201, and may develop other product candidates, in combination with one or more currently approved cancer therapies. Specifically, with AstraZeneca, the Company is currently evaluating monalizumab in an ongoing open-label Phase 1b/2 trial in combination with cetuximab, an epidermal growth factor receptor, or EGFR, inhibitor, and also in a triplet setting with cetuximab and an anti-PD-L1 immune checkpoint inhibitor and in an ongoing randomized and double-blind Phase 3 clinical trial in combination with cetuximab. AstraZeneca is also currently evaluating monalizumab in ongoing Phase 1, 2 and 3 trials in combination with durvalumab. Lacutamab is also currently evaluated in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) in patients with PTCL (Peripheral T Cell Lymphoma). In addition, IPH5201 is also currently under clinical investigation, in a Phase 1 trial in combination with durvalumab. Patients may not be able to tolerate the Company's product candidates in combination with other therapies, and preliminary clinical results indicate that monalizumab, for example, has no meaningful clinical activity as a monotherapy. Even if any product candidate the Company develops were to receive marketing approval or be commercialized for use in combination with other existing therapies, the Company would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with its product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and the Company would be subject to similar risks if the Company develops any of its product candidates for use in combination with other therapies or for indications other than cancer. This could result in its own products, if approved, being removed from the market or being less successful commercially.
The Company may also evaluate any of its current and future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. The Company will not be able to market and sell monalizumab, lacutamab or IPH5201 or any other product candidate the Company develops in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.
If the FDA, EMA or other comparable foreign regulatory authorities do not approve, revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the products or product candidates the Company chooses to evaluate in combination with monalizumab, lacutamab, IPH5201 or any other product candidate the Company develops, the Company may be unable to obtain approval of or market monalizumab or any other such product candidate the Company develops.
The Company are heavily dependent on the success of its current clinical-stage product candidates and the Company cannot be certain that the Company or its collaborators will be able to obtain regulatory approval for, or successfully commercialize, these product candidates.
The Company's business and future success depend on receiving regulatory approval for, and the commercial success of, its proprietary and partnered product candidates. The Company has agreements with AstraZeneca with respect to the advanced development, clinical trial collaboration and potential future registration and marketing of several of its product candidates, including monalizumab and IPH5201, and with Sanofi for the research and development of IPH6101. Its near-term prospects depend heavily on AstraZeneca’s successful clinical development and commercialization of monalizumab as well as the successful clinical development of its other product candidates. The clinical success of these product candidates will depend on a number of factors, including the ability and willingness of AstraZeneca and the Company's other collaborators to complete ongoing clinical trials for monalizumab or other partnered assets, the ability to complete the clinical trials for which the Company is responsible, and the safety, tolerability and efficacy of its product candidates.
The Company may not be successful in its efforts to develop additional products that receive regulatory approval and are successfully commercialized.
The development of a product candidate is a long, costly and uncertain process, aimed at demonstrating the therapeutic benefit of a product candidate that competes with existing products or those being developed. There is no guarantee that the Company or its collaborators will be able to demonstrate a sufficient degree of clinical efficacy or safety of one or more of its proprietary or licensed product candidates in order to gain regulatory approval or to become commercially viable. The degree of uncertainty associated with clinical development and the risks associated with developing new product candidates may make it difficult to evaluate its current business and its future prospects.
The Company intends to continue to develop its product candidates that are currently in clinical trials, including monalizumab, lacutamab, avdoralimab and IPH5201. Monalizumab is currently being investigated in multiple Phase 1, Phase 2 and Phase 3 clinical trials under a co-development agreement with AstraZeneca. Lacutamab is currently being investigated in an open-label, multi-cohort Phase 2 clinical trial in CTCL and in Phases 1 and 2 in PTCL. Avdoralimab is currently being evaluated in Phase 2 clinical trials. IPH5201 is currently being investigated in an open-label Phase 1 clinical trial sponsored by AstraZeneca. IPH5301 is currently being investigated in a Phase 1 clinical trial sponsored by the Institut Paoli-Calmettes. While the Company believes that it will eventually have the in-house capabilities to complete the development of monalizumab, lacutamab, avdoralimab, IPH5201 and IPH5301, the Company has not yet completed the clinical trials for these or other product candidates, and there can be no assurance that these or other product candidates will gain regulatory approval or become commercially viable.
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
The risks related to the failure of a product candidate’s development are highly related to the stage of maturity of the product candidate. Given the relatively early stage of the product candidates in the pipeline, there is a substantial risk that some or all of the product candidates will not obtain regulatory approval or be commercialized, which would have an adverse impact on the Company's business, prospects, financial condition and results of operations.

The Company may not be successful in its efforts to identify, discover or develop additional product candidates, including those based on its innovative ANKET technology.
The Company is seeking to develop a broad and innovative pipeline of product candidates in addition to monalizumab, lacutamab, avdoralimab, IPH5201 and IPH5301. The Company may not be successful in identifying additional product candidates for clinical development for a number of reasons. For example, its research methodology may be unsuccessful in identifying potential product candidates or the potential product candidates, the Company identifies may have harmful side effects, lack of efficacy or other characteristics that make them unmarketable or unlikely to receive regulatory approval.
Moreover, some of its innovative pipeline of product candidates are based on its innovative ANKET platform which is not yet approved. The ANKET platform consists of two different formats, trispecific and tetraspecific antibodies. IPH6101, a trispecific antibody, which is the most advanced product candidate, is currently being investigated in a phase 1 clinical trial. Two other trispecific antibodies are currently in preclinical stage, one also in partnership with Sanofi (IPH64) and another under option with AstraZeneca (IPH62). The Company is also developing IPH65, a tetraspecific proprietary antibody, which is currently moving towards an Investigational New Drug application, or IND. Even if the Company aim at maintaining a diversified pipeline, the use of an innovative technology represents additional risks in the product candidate development.
Research programs to pursue the development of the product candidates for additional indications and to identify new product candidates and disease targets require substantial technical, financial and human resources. the Company's research programs may initially show promise in identifying potential indications or product candidates, yet fail to yield results for clinical development for a number of reasons, including:
•the research methodology used may not be successful in identifying potential indications or product candidates;
•potential product candidates and/or its ANKET technology may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or
•it may take greater human and financial resources to identify additional therapeutic opportunities for its product candidates or to develop suitable potential product candidates through internal research programs than the Company will possess, thereby limiting its ability to diversify and expand its product portfolio.
Accordingly, there can be no assurance that the Company will ever be able to identify additional indications for its product candidates or to identify and develop new product candidates through internal research programs. The Company may focus its efforts and resources on potential product candidates or other potential programs that ultimately prove to be unsuccessful.
The Company may encounter substantial delays in its clinical trials, or may be unable to conduct its clinical trials on the timelines the Company expects.
Clinical testing is expensive, time consuming, and subject to uncertainty. The Company cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical trials can occur at any stage of testing, and its future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:
•inability to generate sufficient preclinical, toxicology, or other in vivo or in vitro data to support the initiation of clinical trials;
•delays or failure in reaching a consensus with regulatory agencies on clinical trial design;

•delays in reaching agreement on acceptable terms with prospective Contract Research Organisations, or CROs, and investigational sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and investigational sites;
•imposition of a temporary or permanent clinical hold by regulatory agencies, including as a result of a new safety finding that presents unreasonable risk to clinical trial participants, a negative finding from an inspection of its clinical trial operations or investigational sites, developments in trials conducted by competitors for related technology that raise regulators’ concerns about risk to patients of the technology broadly or if a regulatory body finds that the investigational protocol or plan is clearly deficient to meet its stated objectives. For example, in November 2019, its TELLOMAK trial was put on full or partial holds in a number of countries. The Company was authorized to fully resume patient enrollment and treatment after having been able to produce a new conform batch;
•delays in recruiting suitable patients to participate in its clinical trials;
•difficulty collaborating with patient groups and investigators;
•failure by the Company, its CROs or other third parties, including its collaborators, to adhere to clinical trial requirements;
•delays in having patients complete participation in a clinical trial or return for post-treatment follow-up;
•patients withdrawing from a clinical trial;
•occurrence of adverse events associated with a product candidate that are viewed to outweigh its potential benefits;
•changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols;
•regulatory feedback requiring the Company to amend the protocols of ongoing clinical trials in response to safety considerations, as the Company has previously been required to;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional clinical trials;
•the cost of clinical trials of its product candidates being greater than the Company anticipates;
•clinical trials of its product candidates producing negative or inconclusive results, which may result in the Company deciding, or regulators requiring the Company, to conduct additional clinical trials or abandon product development programs;
•transfer of manufacturing processes to larger-scale facilities operated by either a contract manufacturing organization, or CMO, or by , and delays or failure by its CMOs or the Company to make any necessary changes to such manufacturing process; and
•batch recalls, recalls of manufactured product candidates or delays in manufacturing, testing, releasing, validating, or importing or exporting sufficient stable quantities of its product candidates for use in clinical trials or the inability to do any of the foregoing.
Any inability to successfully complete preclinical and clinical development could result in additional costs to the Compnay or impair its ability to generate revenue. In addition, if the Company makes manufacturing or formulation changes to its product candidates, it may be required to or it may elect to conduct additional studies to bridge its modified product candidates to earlier versions. Clinical study delays could also shorten any periods during which its products have patent protection and may allow its competitors to bring products to market before the Company does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.
The Company depends on enrollment of patients in its clinical trials for its product candidates.
Successful and timely completion of clinical trials will require that the Company or its subcontractors enroll a sufficient number of suitable patients. Clinical trials may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, which is typically limited for rare or orphan diseases making the enrollment more difficult, eligibility criteria for the trial, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical trials, the availability of new drugs approved for the indication the clinical trial is investigating, and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. For example, the Company is developing lacutamab for the treatment of cutaneous T-cell lymphoma, or CTCL. CTCL is an orphan disease, which means that the potential patient population is limited. In addition, there are several other product candidates potentially in development for the indications for which the Company is developing product candidates, and the Company may compete for patients with the sponsors of trials for those drugs. These factors may make it difficult for the Company to enroll enough patients to complete its clinical trials in a timely and cost-effective manner. Delays in the completion of any clinical trial of any of its product candidates will increase its costs, slow down its product candidate development and approval process and delay or potentially jeopardize its ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the inability to obtain regulatory approval of its product candidates.
The Company's product candidates in development may cause undesirable side effects or have other properties that could halt or delay their clinical development, prevent their regulatory approval, limit their commercialization or result in other negative consequences.
Use of the Company's product candidates in development could be associated with side effects or adverse events which can vary in severity and in frequency. Undesirable side effects or unacceptable toxicities caused by its products or product candidates could cause the Company or regulatory authorities to interrupt, delay, or halt clinical trials. The FDA or European regulatory authorities could delay or deny approval of the Company's product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any drug that is approved. Side effects such as toxicity or other safety issues associated with the use of the Company's product candidates could also require it or its collaborators to perform additional studies or halt development of product candidates or sale of approved products.
Treatment-related side effects could also affect patient recruitment or the ability of enrolled subjects to complete the trial, or could result in potential product liability claims. In addition, these side effects may not be appropriately or timely recognized or managed by the treating medical staff, as toxicities resulting from immunotherapy are not normally encountered in the general patient population and by medical personnel. Inadequate training in recognizing or managing the potential side effects of its product candidates could result in adverse effects to patients, including death. Any of these occurrences may have an adverse impact on the Company's business, prospects, financial condition and results of operations.
The Company faces substantial competition from companies with significantly greater resources and experience.
The biotechnology and pharmaceutical market, and notably the immuno-oncology field, is characterized by rapidly advancing technologies, products protected by intellectual property rights and intense competition and is subject to significant and rapid change as researchers learn more about diseases and develop new technologies and treatments. The Company faces potential competition from many different sources, including major pharmaceutical companies, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. Any product candidates that the Company or its collaborators successfully develop will compete with existing therapies and new therapies that may become available in the future. If competing products are marketed before Innate's ones, or at lower prices, or cover a wider therapeutic spectrum, or if they prove to be more effective or better tolerated, the Company's business, prospects, financial condition and results of operations could be affected.
Many of the Company's competitors who are developing immuno-oncology and anti-cancer therapies have considerably greater resources and experience in research, access to patients for clinical trials, drug development, finance, manufacturing, marketing, technology and personnel than the Company does. In particular, large pharmaceutical companies have substantially more experience than the Company does in conducting clinical trials and obtaining regulatory authorizations. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of the Company's competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors are also likely to compete with Company to recruit and retain scientific and management personnel, acquire rights for promising product candidates and other complementary technologies, establish clinical trial sites and patient registration for clinical trials and acquire technologies complementary to, or necessary for, its programs, as well as to enter into collaborations with partners who have access to innovative technologies. If the Company cannot successfully compete with new or existing products, its marketing and sales will suffer and the Company may never be profitable. Should any of these risks materialize, Innate's business, prospects, financial condition and results of operations may be adversely affected.
The Company cannot guarantee that its product candidates will:
•obtain regulatory authorizations or become commercially available before those of its competitors;
•remain competitive in the face of other products developed by its competitors, which may prove to be safer, are more effective, have fewer or less severe side effects, are more convenient, have a broader label, have more robust intellectual property protection or are less expensive;
•remain competitive in the face of products of competitors that are more efficient in their manufacturing or more effective in their marketing; and
•not become obsolete or unprofitable due to technological progress or other therapies developed by its competitors.
In addition, while any future product candidate that is approved may compete with many existing drugs or other therapies, to the extent it is solely used in combination with these therapies, the Company's product candidates will not be competitive with such therapies but any sales of such products could be limited to sales of the combination therapy. In this case, the Company would be exposed to the same competitive risks as the product used in combination with its product, such as a product that is marketed before the combination therapy, has lower prices, covers a wider therapeutic spectrum or proves to be more effective or better tolerated. For additional information regarding competition to its business see “Business—Competition.”

Risks Related to Regulatory Approval and Marketing of Innate's Product Candidates and Legal Compliance Matters
Even if the Company complete the necessary preclinical studies and clinical trials, the marketing approval process is expensive, time-consuming and uncertain and may prevent Innate from obtaining approvals for the commercialization of some or all of its product candidates. If the Company is not able to obtain, or if there are delays in obtaining, required regulatory approvals, in particular in the United States or the European Union, the Company will not be able to commercialize its product candidates, and its ability to generate revenue will be materially impaired.
The research and development of pharmaceutical products is governed by complex regulatory requirements. The regulatory agencies that oversee these requirements have the authority to permit the commencement of clinical trials or to temporarily or permanently halt a study. They are entitled to request additional clinical data before authorizing the commencement or resumption of a study, which could result in delays or changes to the product development plan. As the Company advances its product candidates, the Company will be required to consult with these regulatory agencies and comply with all applicable guidelines, rules and regulations. If the Company fails to do so, the Company may be required to delay or discontinue development of its product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease its ability to generate sufficient product revenue to maintain its business.
The clinical trials of Innate's product candidates, the manufacturing and the marketing of its product candidates are and will be, subject to regulation by numerous government authorities in the United States, in the European Union and in other countries where the Company intend to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, the Company must demonstrate, with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, with respect to approval in the European Union, to the satisfaction of the EMA or, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use in each target indication.
When the Company acquired Lumoxiti, AstraZeneca had already obtained marketing approval from the FDA and they also filed the Marketing Authorization in the European Union. The Company has never submitted a product candidate for marketing approval in the United States, in the European Union or elsewhere.
In the United States, the Company expects that the requisite regulatory submission to seek marketing authorization for its product candidates will be a Biologic License Application, or BLA, and the competent regulatory authority is the FDA. In the European Union, the requisite approval is a Marketing Authorization, or MA, which for products developed by the means of antibody-based therapeutics, gene or cell therapy products as well as tissue engineered products, is issued through a centralized procedure involving the EMA (see “Business—Regulation”). Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, for example, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement, or civil or criminal penalties.

Data from preclinical and clinical studies are likely to give rise to different interpretations, which could delay regulatory authorization, restrict the scope of any such authorization or force Innate to repeat trials in order to meet the requirements of the various regulators. Regulatory requirements and processes vary widely among countries, and the Company may be unable to obtain authorization within each relevant country in a timely manner. Regulatory authorities may prevent Innate from starting clinical trials or continuing clinical development if the data were not produced according to applicable regulations or if they consider that the balance between the expected benefits of the product and its possible risks is not sufficient to justify the trial.
Despite the Company's efforts, its product candidates may not:
•offer improvement over existing, comparable products;
•be proven safe and effective in clinical trials; or
•meet applicable regulatory standards.
This process can take many years and may include post-marketing studies and surveillance, which will require the expenditure of substantial resources beyond the existing cash on hand. Of the large number of drugs in development globally, only a small percentage successfully complete the regulatory approval process and not all approved drugs are successfully commercialized. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary for the Company or its partners to bring a potential product candidate to market could have a material adverse effect on its business, prospects, financial condition and results of operations.
The regulatory processes that will govern the approval of Innate's product candidates are complex and changes in regulatory requirements could result in delays or discontinuation of development or unexpected costs in obtaining regulatory approval.
Innate's product candidates are based on new approaches and/or technologies that are constantly evolving and have not been extensively tested on humans. The applicable regulatory requirements vary between jurisdictions and are also complex, potentially difficult to apply and subject to significant modifications. Modifications to regulations during the course of clinical development and regulatory review may lead to delays or the refusal of authorization.
In Europe, the United States and other countries, regulations can potentially:
•significantly delay or increase the cost of development, testing, manufacturing and marketing of Innate's products;
•limit the indications for which the Company will be authorized to market its products; and
•impose new, more stringent, requirements, suspend marketing authorizations, or request the suspension of clinical trials or the marketing of its products if unexpected results are obtained during trials performed by other researchers on products similar to its products.
Marketing authorization in one jurisdiction does not ensure marketing authorization in another, but a failure or delay in obtaining marketing authorization in one jurisdiction may have a negative effect on the regulatory process in others. Failure to obtain marketing authorization in other countries or any delay or setback in obtaining such approval would impair the Company's ability to develop additional markets for its product candidates. This would reduce Innate's target market and limit the full commercial potential of its product or product candidates. Should any of these risks materialize, this could harm its business.
Innate Pharma's failure to obtain marketing approval in jurisdictions other than the United States and Europe would prevent Innate's product candidates from being marketed in these other jurisdictions,

and any approval the Company is granted for its product candidates in the United States and Europe would not assure approval of product candidates in other jurisdictions.
In order to market and sell its other product candidates in jurisdictions other than the United States and Europe, the Company must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval process varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval or approvals from regulatory authorities in the European Union. The regulatory approval process outside the United States and Europe generally includes all of the risks associated with obtaining FDA approval or approvals from regulatory authorities in the European Union. In addition, some countries outside the United States and Europe require approval of the sales price of a product before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement and a product may not be approved for sale in the country until it is also approved for reimbursement. The Company may not obtain marketing, pricing or reimbursement approvals outside the United States and Europe on a timely basis, if at all. Approval by the FDA or regulatory authorities in the European Union does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and Europe does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or regulatory authorities in the European Union. The Company may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its products in any market. Marketing approvals in countries outside the United States and Europe do not ensure pricing approvals in those countries or in any other countries, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.
Side effects that appear following the launch of a drug on the market may result in the product being taken off the market or additional warnings being added to the label despite having obtained all regulatory approvals.
A drug’s launch in the market may expose a large number of patients to potential risks associated with the treatment with a new pharmaceutical product. Certain side effects, which may not have been identified during clinical trials, can subsequently appear. For these reasons, regulatory agencies require companies to implement post-approval monitoring. Depending on the occurrence of serious undesirable effects, the agencies may require that the Company or a collaboration partner of its takes a drug off the market temporarily or permanently, even if it is effective and has obtained all the necessary marketing authorizations. Such an action would negatively impair its ability to generate revenue from such product and could more generally negatively affect its ability to develop, obtain regulatory approval for, and commercialize its other product candidates and its reputation generally, each of which could have a material adverse effect on its business and results of operations. In addition, if the product candidates the Company develops receive marketing authorization and the Company or others identified undesirable side effects caused by any product after the approval, a number of potentially significant negative consequences could result, including that regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, the Company may be required to create a medication guide outlining the risks of such side effects for distribution to patients and its reputation may suffer.
Any product candidate for which the Company obtains marketing approval will be subject to strict enforcement of post-marketing requirements and the Company could be subject to substantial penalties, including withdrawal of its product from the market, if the Company fails to comply with all regulatory requirements or if the Company experiences unanticipated problems with its product and product candidates, when and if any of them are approved.
Any product candidate for which the Company obtains marketing approval, will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities, including requirements relating to manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, cGMP requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. In addition, even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed, restrictions for specified age groups, warnings, precautions or contraindications or to the conditions of approval.
The FDA and other federal and state agencies, including the U.S. Department of Justice, or DOJ, closely regulate compliance with all requirements governing prescription products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use and if the Company does not market its products for their approved indications, the Company may be subject to enforcement action for off-label marketing. Prescription products may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may also share truthful and not misleading information that is otherwise consistent with the labeling. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws as well as state consumer protection laws. Innate's failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with its products, manufacturers or manufacturing processes, may yield various results, including:
•litigation involving patients taking its products;
•restrictions on such products, manufacturers or manufacturing processes;
•restrictions on the labeling or marketing of a product;
•restrictions on product distribution or use;
•requirements to conduct post-marketing studies or clinical trials;
•warning letters or untitled letters;
•withdrawal of the products from the market;
•refusal to approve pending applications or supplements to approved applications that the Company submits;
•recall of products;
•fines, restitution or disgorgement of profits or revenues;
•suspension or withdrawal of marketing approvals;
•damage to relationships with any potential collaborators;
•unfavorable press coverage and damage to its reputation;
•refusal to permit the import or export of its products;
•product seizure; or
•injunctions or the imposition of civil or criminal penalties.

Non-compliance by Innate or any future collaborator with the FDA, EMA or other regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.
Coverage and reimbursement may be limited or unavailable in certain market segments for the Company's product candidates, if approved, which could make it difficult for Innate Pharma to sell its product candidates profitably.
Successful sales of its product candidates, if approved, will depend, in part, on the availability of adequate coverage and reimbursement from government authorities and third-party payors, such as private health insurers and health maintenance organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States or the Social Security in France, and commercial payors are critical to new product acceptance.
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
Policies for coverage and reimbursement for products vary among third-party payors. No uniform policy of coverage and reimbursement for products exists among third-party payors, and third-party payors are increasingly challenging the price, examining the medical necessity, and reviewing the cost-effectiveness of approved drugs and medical services, in addition to questioning their safety and efficacy. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require the Company or its partners to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of its products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Even if the Company obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for it to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of the Company's product candidates or approved products.
Because its product candidates represent new approaches to the treatment of cancer and accordingly, may have a higher cost than conventional therapies and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for the Company to achieve profitability may be elevated. There are currently a limited number of immunotherapy products that are designed to treat cancer on the market and, accordingly, there is less experience or precedent for the reimbursement of such treatments by governmental entities or third-party payors.
Government restrictions on pricing and reimbursement and other healthcare cost-containment initiatives may negatively affect its ability to generate revenues for its product candidates for which the Company obtains regulatory approval.
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
In the United States, the European Union and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect the Company's or its partners’ ability to sell its products profitably. By way of example, in the United States, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, which the Company collectively refers to as the ACA, was enacted in March 2010 and is having a significant impact on the provision of, and payment for, healthcare in the United States. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.
Among the provisions of the ACA of importance to its product candidates are:
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
There have been judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal and replace certain aspects of the ACA, and such challenges may occur again. Former President Trump signed two executive orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. In July and December 2018, the Centers for Medicare & Medicaid Services, or CMS, within the U.S. Department of Health and Human Services, or HHS, published final rules with respect to permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under its risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress as part of the Tax Cuts and Jobs Act of 2017 Act. Additionally, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Thus the ACA will remain in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period which began on February 15, 2021 and remained open through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how judicial and Congressional challenges and the healthcare reform measures of the Biden administration will impact ACA.
In addition, other legislative changes have been proposed and adopted since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. Both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012, or ATRA, further reduced Medicare payments to several providers and the ATRA increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for Innate's product candidates, if approved. This could harm Innate's or its partners’ ability to market any drugs and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of its product candidates approved in the future, and could cause an increase in its compliance, manufacturing, or other operating expenses.
In addition, in the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the U.S. Bureau of Labor Statistics consumer price index, and these rebates or discounts, which can be substantial, may affect the Company's ability to raise commercial prices.

Further, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal years 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation. The Trump administration also released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. On July 24, 2020 and September 13, 2020, the Trump administration announced several executive orders related to prescription drug pricing that seek to implement several of the administration’s proposals. As a result, the FDA released a final rule on September 24, 2020, effective November 30, 2020, providing guidance for states to build and submit importation plans for drugs from Canada. Further, on November 20, 2020, HHS finalized a regulation removing safe harbor protection for price reductions from pharmaceutical manufacturers to plan sponsors under Part D, either directly or through pharmacy benefit managers, unless the price reduction is required by law. The implementation of the rule has been delayed by the Biden administration from January 1, 2022 to January 1, 2023 in response to ongoing litigation. The rule also creates a new safe harbor for price reductions reflected at the point-of-sale, as well as a safe harbor for certain fixed fee arrangements between pharmacy benefit managers and manufacturers, the implementation of which have also been delayed until January 1, 2023. On November 20, 2020, CMS issued an interim final rule implementing President Trump’s Most Favored Nation executive order, which would tie Medicare Part B payments for certain physician-administered drugs to the lowest price paid in other economically advanced countries, effective January 1, 2021. As a result of litigation challenging the Most Favored Nation model, on August 10, 2021, CMS published a proposed rule that seeks to rescind the Most Favored Nation Model interim final rule. In July 2021, the Biden administration released an executive order, "Promoting Competition in American Economy," with multiple provisions aimed at prescription drugs. In response to Biden's executive order, on September 9, 2021, HHS released a Comprehensive Plan for Addressing High Drug Prices that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue to advance these principles. In addition, Congress is considering drug pricing as part of the budget reconciliation process. It is unclear whether the Biden administration will work to reverse these measures or pursue similar policy initiatives. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of biopharmaceutical product is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU member state may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Innate's products. Historically, biopharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.
The Company believes that pricing pressures will continue and may increase, which may make it difficult for it to sell any of its product candidates that may be approved in the future at a price acceptable to the Company or any of its existing or future collaborators.
Any of Innate Pharma product candidates, if approved and commercialized, may fail to achieve market acceptance by physicians, patients, third-party payors or the medical community to a degree that is necessary for commercial success.
Even if the medical community accepts a product as safe and efficacious for its indicated use, physicians may choose to restrict the use of the product if the Company is unable to demonstrate that, based on experience, clinical data, side-effect profiles and other factors, its drug is preferable to any existing drugs or treatments. The Company cannot predict the degree of market acceptance of any product candidate that will receive marketing authorization, which will depend on a number of factors, including, but not limited to:
•the demonstration of the clinical efficacy and safety of the drug;
•the approved labeling for the drug and any required warnings;
•prevalence and severity of adverse side effects;
•the advantages and disadvantages of the drug compared to alternative treatments;
•ease of the drug’s use;
•its ability to educate the medical community about the safety and effectiveness of the drug;
•the scope of any approval provided by the FDA or foreign regulatory authorities;
•publicity about its product or about competitive products;
•the coverage and reimbursement policies of government and commercial third-party payors pertaining to the drug;
•the market price of its drugs relative to competing treatments; and
•due to the rarity of orphan diseases, it could be difficult finding patients seeking treatment.
Poor market penetration could have an adverse effect on its business, prospects, financial condition and results of operations.
Innate's commercial experience is currently limited to Lumoxiti. Although Lumoxiti received a Marketing Authorization in 2018 in the US, the level of sales in 2020 was lower than expected, leading Innate to make the decision in December 2020 to return the commercial rights of Lumoxiti to AstraZeneca. Beyond the financial impacts, the direct consequence of this decision was the immediate reduction of commercial operations in the Company's U.S. affiliate. A retrospective analysis identified two major causes: (i) a more complex patient access than expected due to geographic dispersion and (ii) the global pandemic of COVID-19. The COVID-19 pandemic significantly limited the interactions with prescribing physicians. Moreover, the indolent and non-fatal nature of hairy cell leukemia in the short term encouraged physicians to delay or cancel treatment for some patients during the pandemic. This retrospective analysis of its commercial experience will help Innate Pharma capitalize on this experience for future registration and commercialization of its drug candidates.

Even if some of its product candidates receive marketing authorization, the terms of such approval, ongoing regulation and potential post-marketing restrictions or withdrawal from the market may limit how the drug may be marketed and may subject Innate to penalties for failure to comply with regulatory requirements, which could impair its ability to generate revenues.
Even if any of its product candidates receives a marketing authorization, such approval may carry conditions that limit the market for the drug or put the drug at a competitive disadvantage relative to alternative therapies. Regulators may limit the marketing of products to particular indications or patient populations. Regulators may require warning labels and drugs with warnings are subject to more restrictive marketing regulations than drugs without such warnings. These restrictions could make it more difficult to market any drug effectively. Marketing restrictions may reduce the revenue that the Company is able to obtain.
Any of its product candidates for which the Company obtains marketing authorization, and the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing authorization of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a risk evaluation and mitigation strategy to ensure that the benefits of a drug or biological product outweigh its risks.
The FDA, EMA and other national authorities may also impose requirements for costly post-marketing studies or clinical trials and surveillance to monitor the safety or efficacy of a product, such as long-term observational studies on natural exposure. The FDA and other agencies, including the U.S. Department of Justice, closely regulate and monitor the post-approval marketing and promotion of products to ensure that they are manufactured, marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. Later discovery of previously unknown problems with Innate's product candidates or with manufacturing processes, including adverse events of unanticipated severity or frequency, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical studies to assess new safety risks, or the imposition of distribution or other restrictions including suspension of production and/or distribution and withdrawal of regulatory approvals. Failure to comply with these requirements may lead to financial penalties, compliance expenditures, total or partial suspension of production and/or distribution, product seizure or detention, refusal to permit the import or export of products, suspension of the applicable regulator’s review of a company’s submissions, enforcement actions, product recalls, injunctions and even criminal prosecution, any of which could materially and adversely affect the Company's business, financial condition and results of operations.
Innate's future growth depends, in part, on its ability to penetrate multiple markets, in which the Company would be subject to additional regulatory burdens and other risks and uncertainties.
Innate's future profitability will depend, in part, on its ability to commercialize its product candidates, if approved, in markets in Europe, the United States and other countries where the Company maintains commercialization rights. If the Company commercializes its product candidates, if approved, in multiple markets, the Company would be subject to additional risks and uncertainties, including:
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
Russia’s military intervention in Ukraine may affect regional stability and economic growth throughout Europe. These and other risks associated with international operations may adversely affect Innate's ability to attain or maintain profitable operations. Future sales of the Company's product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may affect milestone payments or royalties for monalizumab or any of Innate's product candidates that are approved for commercialization in the future. Should any of these risks materialize, this could have a material adverse effect on Innate Pharma's business, prospects, financial condition and results of operations.
Even if its product candidates obtain regulatory approval, they will be subject to continuous regulatory review.
If marketing authorization is obtained for any of its product candidates, the candidate will remain subject to continuous review and therefore authorization could be subsequently withdrawn or restricted. The Company will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit its ability to commercialize such products.
If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or its manufacture of a product, or if the Company or one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring Innate to recall or remove the product from the market. The regulators could also suspend or withdraw its marketing authorizations, requiring Innate to conduct additional clinical trials, change its product labeling or submit additional applications for marketing authorization. If any of these events occurs, its ability to sell such product may be impaired, and the Company may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.
Even if one of its product candidates has orphan drug designation, the Company may not be able to obtain any benefit from such designation. Furthermore, if a product is granted orphan drug exclusivity in the same indication for which the Company is developing lacutamab or its other product candidates that is granted orphan drug designation, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time.
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
Lacutamab has been granted orphan drug designation for CTCL in Europe and in the United States and the Company may pursue orphan drug designation for another product candidate that the Company may develop in the future in the United States and/or Europe. However, there is no assurance the Company will be able to receive orphan drug designation for other product candidates that the Company may develop in the United States and/or Europe or for any other product candidate in any jurisdiction. Even if the Company is successful in obtaining orphan drug designation, orphan drug status may not ensure that the Company has market exclusivity in a particular market. Even if the Company obtains orphan drug exclusivity for any of its product candidates, that exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product. In addition, if another product is granted marketing approval and orphan drug exclusivity in the same indication for which the Company is developing a product candidate with orphan drug designation, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time.
A fast track, breakthrough therapy or other designation by the FDA, or equivalent in other territories, may not actually lead to a faster development.
The Company may seek fast track, breakthrough therapy or similar designation for its product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical need for this condition, the sponsor may apply for FDA fast track designation. The Company has received fast track designation in the U.S. and PRIME designation in EU for lacutamab for the treatment of adult patients with relapsed or refractory Sézary syndrome who have received at least two prior systemic therapies.
Additionally, the Company may in the future seek a breakthrough therapy designation or an equivalent in other territories for some of its product candidates that reach the regulatory review process. A breakthrough therapy is a drug candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and that, as indicated by preliminary clinical evidence, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies by the FDA are eligible for accelerated approval and increased interaction and communication with the FDA designed to expedite the development and review process.
However, these designations do not ensure that the Company will experience a faster development process, review or approval compared to conventional FDA procedures. In addition, the FDA may withdraw a designation if it believes that the designation is no longer supported by data from its clinical development program. A designation alone does not guarantee qualification for the FDA’s priority review procedures.
Priority review designation by the FDA, or the equivalent in other territories, may not lead to a faster regulatory review or approval process and, in any event, does not assure FDA approval of Innate's product candidates.
If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of ten months. the Company may request priority review for its product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if the Company believes a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.
The Company is subject to anti-corruption laws, as well as export control laws, customs laws, sanctions laws and other laws governing its operations. If the Company fails to comply with these laws, the Company could be subject to civil or criminal penalties, other remedial measures and legal expenses, which could adversely affect its business, results of operations and financial condition.
The Company is subject to other laws and regulations governing its international operations, including regulations administered by the governments of the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions on countries and persons, customs requirements and currency exchange regulations, collectively referred to as the trade control laws.
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
There is no assurance that the Company will be effective in ensuring its compliance with all applicable anti-corruption laws, including the FCPA, the French anti-corruption laws or other legal requirements, including trade control laws. If the Company is not in compliance with the FCPA, the French anti-corruption laws and other anti-corruption laws or trade control laws, the Company may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on its business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the FCPA, the French anti-corruption laws, other anti-corruption laws or trade control laws by U.S. or other authorities could also have an adverse impact on its reputation, its business, results of operations and financial condition.
The Company is subject to healthcare laws and regulations which may require substantial compliance efforts and could expose Innate to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.
Healthcare providers, physicians and others will play a primary role in the recommendation and prescription of its products, if approved. The Company's arrangements with such persons and third-party payors and its operations will expose Innate to broadly applicable fraud and abuse and other healthcare laws and regulations that may constrain the business or financial arrangements and relationships through which the Company researches, markets, sells and distributes its products, if the Company obtains marketing authorization. Restrictions under applicable U.S. federal, state and foreign healthcare laws and regulations include, but are not limited to, the following:
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
Ensuring that Innate's business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. It is possible that governmental authorities will conclude that its business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Innate Pharma's operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, the Company may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if the Company becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could substantially disrupt its operations. If the physicians or other providers or entities with whom the Company expects to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Should any of these risks materialize, this could have a material adverse effect on its business, prospects, financial condition and results of operations.
European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information.
The Company may collect, process, use or transfer personal information from individuals located in the European Union in connection with its business, including in connection with conducting clinical trials in the European Union. The collection and use of personal health data in the European Union are governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or the GDPR. This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area, or EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR imposes additional responsibilities and liabilities in relation to personal data that the Company processes and the Company may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. The GDPR applies across the EEA and, by virtue of the GDPR as it forms part of United Kingdom law in a broadly uniform manner through section 3 of the European Union (Withdrawal) Act 2018, or the UK GDPR, in the United Kingdom. However, the GDPR provides that EEA member states can make their own further laws and regulations to introduce specific requirements related to the processing of ‘special categories of personal data’, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offenses or convictions – in the United Kingdom, the United Kingdom Data Protection

Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase the Company's costs and could increase its overall compliance risk. Such country-specific regulations could also limit its ability to collect, use and share data in the context of the Company's EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause its compliance costs to increase, ultimately having an adverse impact on Innate's business, and harming its business and financial condition. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on Innate's business, prospects, financial condition and results of operations. Moreover, in some European countries, including France, the hosting of personal health data must be carried out by specifically certified hosting service providers. The absence or suspension of the appropriate certification of such hosting service provider may adversely affect Innate Pharma's business, or even lead to penalties related to breach of security of personal data.

Risks Related to Innate's Reliance on Third Parties
The Company have no manufacturing capabilities and rely on third-party manufacturers for its product candidates.
Innate Pharma's product candidates that are tested during its preclinical and clinical trials are manufactured by third parties. The Company has no production capabilities and rely on third parties to manufacture its products.
This strategy means that the Company does not directly control certain key aspects of its product development, such as:
•the quality of the product manufactured;
•the delivery times for drugs for a given clinical trial;
•the clinical and commercial quantities that can be supplied; and
•compliance with applicable laws and regulations.
Its reliance on third-party manufacturers creates risks that may not exist if the Company had its own manufacturing capabilities. These risks include:
•failure of third-party manufacturers to comply with regulatory and quality-control standards;
•production of insufficient quantities;
•damage during transport and/or storage of its product candidates;
•breach of agreements by third-party manufacturers; and
•termination or non-renewal of the agreements for reasons beyond its control.
Should its third-party manufacturers breach their obligations or should the Company fails to renew its contracts with them, the Company cannot guarantee that the Company will be able to find new suppliers within a timeframe and under conditions that would not be detrimental. The Company could also be faced with delays or interruptions in its supplies, which could result in a delay in the clinical trials and, ultimately, a delay in the commercialization of the product candidates that the Company is developing. For example, manufacturing issues, leading to out-of-specification product, can occur during a manufacturing campaign at the Contract Manufacturing Organization, or CMO, in charge of the production of its product candidates.

Reproducing a batch of product is a lengthy and costly process and sometimes can lead to drug shortage that can in turn lead to a delay in the development of the candidate, or even an early stop of a clinical trial. This happened in the early clinical development of lacutamab and led to the decision to limit the number of patients in order to ensure drug supply for treated patients in the Phase 1 clinical trial.
In November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab, unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including the lacutamab batch used for the TELLOMAK Phase 2 clinical trial assessing lacutamab in multiple indications. Impletio Wirkstoffabfüllung GmbH decided to withdraw the certificates of conformance even though the compliance of its manufacturing site with Good Manufacturing Practices had been confirmed by two on-site inspections performed by the Austrian Health Agency before and after the Company began to work with them.
The transfer of the manufacturing process to another contract manufacturing organization took few months and came with additional costs but allowed Innate to have a conform batch in the middle of 2020 and to resume the enrollment and treatment of patients in the clinical trials after getting Regulatory Agencies approval. During this period of time, the TELLOMAK trial was on partial or full hold in the United States, Spain, Germany and Italy.
Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
The Company is reliant upon third parties to manufacture and supply components of certain substances necessary to manufacture its product candidates.
The Company is reliant on several third-party CMOs for the manufacture and supply of components and substances for all of the product candidates the Company is developing. In addition, certain component materials are currently available from a single supplier, or a small number of suppliers. The Company cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of its competitors or another company that is not interested in continuing to manufacture these materials for us. The Company cannot assure that, if required, the Company will be able to identify alternate sources with the desired scale and capability and establish relationships with such sources. A loss of any CMO or component supplier and delay in establishing a replacement could delay Innate's clinical development and regulatory approval process.
Its production costs may be higher than the Company currently estimates.
Innate's product candidates are manufactured according to manufacturing best practices applicable to drugs for clinical trials and to specifications approved by the applicable regulatory authorities. If any of its products were found to be non-compliant, the Company would be required to manufacture the product again, which would entail additional costs and may prevent delivery of the product to patients on time.
Other risks inherent in the production process may have the same effect, such as:
•contamination of the controlled atmosphere area;
•unusable premises and equipment;
•new regulatory requirements requiring a partial and/or extended stop to the production unit to meet the requirements;
•unavailable qualified personnel;
•power failure of extended duration; and

•logistical error.
Should any of these risks materialize, this could have a material adverse effect its business, prospects, financial condition and results of operations.
The Company relies on third parties to supply key materials used in its research and development, to provide services to Innate and to assist with clinical trials.
The Company makes considerable use of third-party suppliers for the key materials used in its business. The failure of third-party suppliers to comply with regulatory standards could result in the imposition of sanctions on us. These sanctions could include fines, injunctions, civil penalties, refusal by regulatory organizations to grant approval to conduct clinical trials or marketing authorization for its products, delays, suspension or withdrawal of approvals, license revocation, seizure or recalls of its products, operating restrictions and legal proceedings. Furthermore, the presence of non-conformities, as detected in regulatory toxicology studies, could result in delays in the development of one or more of its product candidates and would require further tests to be financed. Although the Company is involved in establishing the protocols for the production of these materials, the Company does not control all the stages of production and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations. In particular, a partner’s failure to comply with protocols or regulatory constraints, or repeated delays by a partner, could compromise the development of its products or limit its liability. Such events could also inflate the product development costs incurred by us.
The Company also use third parties to provide certain services such as scientific, medical or strategic consultancy services. These service providers are generally selected for their specific expertise, as is the case with the academic partners with whom the Company collaborates. To build and maintain such a network under acceptable terms, the Company faces intense competition. Such external collaborators may terminate, at any time, their involvement. The Company can exert only limited control over their activities. the Company may not be able to obtain the intellectual property rights to the product candidates or technologies developed under collaboration, research and license agreements under acceptable terms or at all. Moreover, its scientific collaborators may assert intellectual property rights or other rights beyond the terms of their engagement.
Finally, the Company uses third-party investigators to assist with conducting clinical trials. All clinical trials are subject to strict regulations and quality standards. Should any of these risks materialize, this could have a material adverse effect on its business, prospects, financial condition and results of operations.
The Company and its collaborators rely on third parties to conduct some of its preclinical studies and clinical trials and perform other clinical development tasks. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, it may not be possible to obtain regulatory approval for, or commercialize, its product candidates and its business could be substantially harmed.
The Company has relied upon and plan to continue to rely upon third parties to conduct clinical trials of its product candidates or product candidates that the Company has licensed to partners. For example, under its license and collaboration agreements with AstraZeneca, AstraZeneca is responsible for a number of clinical trials relating to monalizumab and IPH5201, which are subject to such agreements. In addition, the Company and its collaborators are responsible for and are supporting several clinical trials that are sponsored by academic or research institutions, known as investigator-sponsored trials, as it is the case for the clinical trial assessing IPH5301, which is sponsored by Institut Paoli-Calmettes. By definition, the financing, design and conduct of an investigator-sponsored trial are the sole responsibility of the sponsor, and the Company or its collaborators, as applicable, have limited control over these aspects of these clinical trials, or the timing and reporting of the data from these trials. The Company and its collaborators also depend on independent clinical investigators and CROs to conduct clinical trials. CROs may also assist in the collection and analysis of data. There are a limited number of CROs that have the expertise to run clinical trials of its product candidates. Identifying, qualifying and managing performance of third-party service providers can be difficult and time consuming and can cause delays in its development programs. These investigators and CROs are not Innate's employees and the Company is not able to control, other than by contract, the amount of resources, including the amount of time, that they devote to Innate's product candidates and clinical trials. If the investigators sponsoring trials of its product candidates, independent investigators participating in clinical trials that Innate Pharma or its collaborators are sponsoring or CROs fail to devote sufficient resources to its clinical trials and development of its product candidates or product candidates the Company has licensed to others, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that the Company or its collaborators develop. In addition, the use of third-party service providers requires Innate to disclose its proprietary information to these parties, which could increase the risk that this information will be misappropriated, and the Company may not be able to obtain adequate remedies for such disclosure or misappropriation. Further, the FDA, EMA and other regulatory authorities require that the Company complies with standards, commonly referred to as Good Clinical Practice, or GCP, and other local legal requirements, including data privacy regulations, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial subjects are protected. If clinical investigators or CROs fail to meet their obligations to Innate or comply with GCP procedures or other applicable legal requirements, the data generated in these trials may be deemed unreliable and the FDA, EMA or comparable foreign regulatory authorities may require Innate to perform additional trials before approving Innate Pharma's marketing applications. The Company cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that all of its clinical trials comply with GCP regulations.
In addition, Innate's clinical trials must be conducted with product produced under current Good Manufacturing Practice, or cGMP, regulations. The Company's failure to comply with these regulations may require the Company to repeat clinical trials, which would delay the regulatory approval process. If clinical investigators or CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Innate's protocol or regulatory requirements, or for other reasons, its clinical trials or those of its collaborators may be extended, delayed or terminated, and the Company or its collaborators may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, its results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.
Manufacturing facilities and clinical trial sites are subject to significant government regulations and approvals and if Innate's or its partners’ third-party manufacturers fail to comply with these regulations or maintain these approvals, its business could be materially harmed.
Innate's third-party manufacturers are subject to ongoing regulation and periodic inspection by national authorities, including the EMA, FDA and other regulatory bodies to ensure compliance with cGMP, when producing batches of its product candidates for clinical trials. CROs and other third-party research organizations must also comply with Good Laboratory Practices (GLP) when carrying out regulatory toxicology studies. Any failure to follow and document the Company's or their adherence to such GMP and GLP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for its products.

Failure to comply with applicable regulations could also result in national authorities, the EMA, FDA or other applicable regulatory authorities taking various actions, including:
•levying fines and other civil penalties;
•imposing consent decrees or injunctions;
•requiring Innate to suspend or put on hold one or more of its clinical trials;
•suspending or withdrawing regulatory approvals;
•delaying or refusing to approve pending applications or supplements to approved applications;
•requiring Innate Pharma to suspend manufacturing activities or product sales, imports or exports;
•requiring Innate to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy, and other issues involving its products;
•mandating product recalls or seizing products;
•imposing operating restrictions; and
•seeking criminal prosecutions.
Any of the foregoing actions could be detrimental to Innate's reputation, business, financial condition or operating results. Furthermore, its key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in its failure to produce its products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing authorization in Europe, the United States or elsewhere, its suppliers will have to pass an inspection by the applicable regulatory agencies. The Company is dependent on its suppliers’ cooperation and ability to pass such inspections, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by Innate Pharma or any of its suppliers would affect its ability to commercialize its product candidates in Europe, the United States or elsewhere. Should any of these risks materialize, this could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. For example, in November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including the lacutamab batch used for the TELLOMAK Phase 2 clinical trial assessing lacutamab in multiple indications, which resulted in partial or full holds in a number of countries.
The Company depends upon its existing collaboration partners, AstraZeneca, Sanofi and other third parties, and may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of its drugs.
The Company has significant collaborations with AstraZeneca for the development of monalizumab, IPH5201 and other product candidates. The Company also collaborate with Sanofi for the development of IPH6101 and IPH64, and the Company may enter into additional collaborations for other of its product candidates or technologies in development. The Company cannot control the timing or quantity of resources that its existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of its products. Innate's collaborators may not perform their obligations according to its expectations or standards of quality. Innate Pharma's collaborators could terminate its existing agreements for a number of reasons, including that they may have other, higher priority products in development or because its partnered programs may no longer be a priority for them. If any of the Company's collaboration agreements were to be terminated, the Company could encounter significant delays in developing its product candidates, lose the opportunity to earn any revenues Innate expected to generate under such agreements, incur unforeseen costs, and suffer damage to the reputation of its product, product candidates and as a company generally.
In order to optimize the launch and market penetration of certain of its future product candidates, the Company may enter into distribution and marketing agreements with pharmaceutical industry leaders. For these product candidates, the Company would not market its products alone once they have obtained marketing authorization. The risks inherent in entry into these contracts are as follows:
•the negotiation and execution of these agreements is a long process that may not result in an agreement being signed or that can delay the development or commercialization of the product candidate concerned;
•these agreements are subject to cancellation or non-renewal by its collaborators, or may not be fully complied with by its collaborators;
•in the case of a license granted by us, the Company loses control of the development of the product candidate licensed; in such cases the Company would have only limited control over the means and resources allocated by its partner for the commercialization of its product; and
•collaborators may not properly obtain, maintain, enforce, or defend Innate's intellectual property or proprietary rights or may use its proprietary information in such a way as to invite litigation that could jeopardize or invalidate its proprietary information or expose the Company to potential litigation.
Should any of these risks materialize, or should the Company fails to find suitable collaborators, this could have a material adverse effect on its business, prospects, financial condition and results of operations.
The late-stage development and marketing of its product candidates may partially depend on its ability to establish collaborations with major biopharmaceutical companies.
In order to develop and market some of its product candidates, the Company relies on collaboration, research and license agreements with pharmaceutical companies to assist Innate in the development of product candidates and the financing of their development. For its most advanced clinical product candidate, monalizumab, the Company entered into an agreement with AstraZeneca, in part because of their late-stage development and marketing capabilities. As the Company identifies new product candidates, Innate Pharma will determine the appropriate strategy for development and marketing, which may result in the need to establish collaborations with major biopharmaceutical companies. Innate may also enter into agreements with institutions and universities to participate in its other research programs and to share intellectual property rights.
The Company may fail to find collaboration partners and to sign new agreements for its other product candidates and programs. The competition for partners is intense, and the negotiation process is time-consuming and complex. Any new collaboration may be on terms that are not optimal for us, and the Company may not be able to maintain any new collaboration if, for example, development or approval of a product candidate is delayed, sales of an approved product candidate do not meet expectations or the collaborator terminates the collaboration. Any such collaboration, or other strategic transaction, may require Innate to incur non-recurring or other charges, increase Innate's near- and long-term expenditures and pose significant integration or implementation challenges or disrupt its management or business. These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities, disruption of Innate's business and diversion of its management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies, incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs, higher than expected collaboration, acquisition or integration costs, write-downs of assets or goodwill or impairment charges, increased amortization expenses, difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business, impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. Accordingly, although there can be no assurance that the Company will undertake or successfully complete any transactions of the nature described above, any transactions that the Company does complete may be subject to the foregoing or other risks and have a material and adverse effect on its business, financial condition, results of operations and prospects. Conversely, any failure to enter any additional collaboration or other strategic transaction that would be beneficial to Innate could delay the development and potential commercialization of its product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.
The Company does not and will not have access to all information regarding its product candidates that are subject to collaboration and license agreements. Consequently, its ability to inform its shareholders about the status of product candidates that are subject to these agreements, and its ability to make business and operational decisions, may be limited.
Innate does not and will not have access to all information regarding its product candidates that are subject to its license and collaboration agreements with AstraZeneca, Sanofi and other third parties, including potentially material information about clinical trial design, execution and timing, safety and efficacy, clinical trial results, regulatory affairs, manufacturing, marketing and other areas known by its collaborators. In addition, the Company has confidentiality obligations under its collaboration and license agreements. Therefore, its ability to keep its shareholders informed about the status of product candidates subject to such agreements will be limited by the degree to which its collaborators keep Innate informed and allow Innate Pharma to disclose information to the public or provide such information to the public themselves. If its collaborators do not inform Innate about its product candidates subject to agreements with them, the Company may make operational and investment decisions that the Company would not have made had the Company been fully informed, which may have an adverse impact on its business, prospects, financial condition and results of operations.

Risks Related to Innate Pharma's Financial Position and Capital Needs
The Company has incurred and may in the future incur significant operational losses related to its research and development activities.
The Company have incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. Innate's net income (loss) was €(52.8) million and €(64.0) million for the years ended December 31, 2021 and 2020, respectively. Substantially all of its net losses resulted from costs incurred in connection with its development programs and from selling, general and administrative expenses associated with its ongoing operations. The Company expects to incur significant expenses and operating losses for the foreseeable future.
The Company had one product, Lumoxiti, that has received regulatory approval for sale or has generated revenues from commercial sales, and none of its other product candidates have received regulatory approval. Unless this happens, the likelihood and amount of its future operational losses will depend on several factors, including the pace and amount of its future expenditures in connection with its product candidates and development programs and its ability to obtain funding through milestone or royalty payments under its license and collaboration agreements, equity or debt financings, strategic collaborations and government grants and tax credits. The Company expects that its main source of income for the near- and medium-term will be:
•payments received under its license and collaboration agreements with third parties, including AstraZeneca and Sanofi; and
•government grants and research tax credits.
The interruption of one or more of those sources of income could have a material adverse effect on Innate's business, prospects, financial condition and results of operations. See “Item 3D. The global COVID-19 pandemic could adversely affect Innate's business, financial condition and results of operations.”
The Company's ability to be profitable in the future will depend on its ability to generate revenue from sales relating to its product candidates, if approved, and its ability to obtain regulatory approval for marketing its product candidates. If its product candidates receive regulatory approval, its future revenues will depend upon the size of any markets in which its product candidates have received approval, and market acceptance, reimbursement from third-party payors and market share. Any of these factors could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
The Company may need to raise additional funding to complete the development and any commercialization of its product candidates, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force it to delay, limit or terminate its product development efforts or other operations.
Innate Pharma is currently advancing its product candidates through preclinical and clinical development, and anticipate relying on partners as the Company advances them. Innate currently retains the full development and marketing rights to lacutamab, avdoralimab and IPH5301 and may retain rights to additional proprietary product candidates in the future. The development of immunotherapy product candidates is expensive, and Innate expects its research and development expenses to increase as the Company advances its product candidates through clinical trials and regulatory approvals. If clinical trials are successful and if Innate obtains regulatory approval for product candidates that the Company develops, Innate expects to incur commercialization expenses before these product candidates are marketed and sold.
The Company anticipate that its expenses will increase substantially if and as we:
•continue its research, preclinical and clinical development of its product candidates if its current collaboration partners cease their collaborations with us;
•expand the scope of its current clinical trials for its product candidates;
•initiate additional preclinical, clinical or other studies for its product candidates;
•further develop manufacturing processes for its product candidates;
•change or add additional manufacturers or suppliers;
•seek regulatory and marketing authorizations for its product candidates that successfully complete clinical studies;
•establish a sales, marketing and distribution infrastructure to commercialize any product for which the Company may obtain marketing authorization;
•seek to identify and validate additional product candidates that may result in additional preclinical, clinical or other product studies;

•acquire or in-license other product candidates and technologies;
•make milestone or other payments under any in-license agreements;
•maintain, protect, defend and expand its intellectual property portfolio;
•attract and retain new and existing skilled personnel;
•create additional infrastructure to support its operations as a public company in the United States following the completion of the October 2019 global offering; and
•experience any delays or encounter issues with any of the above.
As of December 31, 2021, the Company had cash, cash equivalents, short-term investments and non-current financial assets of €159.7 million. The Company believes its cash, cash equivalents, short-term investments and non-current financial assets together with its cash flow from operations, will be sufficient to fund its operations for the next twelve months. However, in order to complete the development process, obtain regulatory approval and, if approved, commercialize its product candidates that the Company is developing in-house, including lacutamab, avdoralimab and IPH5301, develop its proprietary technology and develop a pipeline of additional product candidates, the Company will require additional funding. Innate's existing resources may not be sufficient to cover any additional financing needs, in which case new funding would be required. See “—the Company has incurred and may in the future incur significant operational losses related to its research and development activities.” The conditions and arrangements for such new financing would depend, among other factors, on economic and market conditions that are beyond its control, including the current volatility in the capital markets as a result of the COVID-19 pandemic. See “Item 3D. The global COVID-19 pandemic could adversely affect Innate's business, financial condition and results of operations.”
Any additional fundraising efforts may divert Innate's management from their day-to-day activities, which may adversely affect its ability to develop and commercialize its product candidates. In addition, the Company cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Under French law, Innate's share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting on the basis of a report from the Executive Board. In addition, the French Commercial Code imposes certain limitations on Innate's ability to price certain offerings of its share capital without preferential subscription rights (droit préférentiel de souscription), which limitation may prevent Innate from successfully completing any such offering. See “Description of Share Capital—Key Provisions of the Company's Bylaws and French Law Affecting Its Ordinary Shares.”
Moreover, the terms of any financing may adversely affect the holdings or the rights of Innate's shareholders and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of its ordinary shares or the ADSs to decline. The sale of additional equity or convertible securities would dilute its shareholders. the Company may seek funds through arrangements with collaborative partners or otherwise at an earlier stage of product development than otherwise would be desirable and the Company may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to Innate Pharma, any of which may have a material adverse effect on its business, prospects, financial condition and results of operations.
If the Company needs and is unable to obtain funding on a timely basis, the Company may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any product or product candidate or the Company may be unable to expand its operations or otherwise capitalize on its business opportunities as desired, which could impair its growth prospects. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
The terms of Innate's loans agreements with Société Générale, BNP Paribas and certain other loan obligations place restrictions on its operating and financial flexibility.
In July 2017, the Company entered into a loan and security agreement with Société Générale (the “Loan Agreement”) in order to finance the construction of its future headquarters. The Loan Agreement is secured by collateral in the form of financial instruments valued at €15.2 million held at Société Générale. As of December 31, 2020, Innate Pharma had drawn down €15.2 million under the Loan Agreement. The Loan Agreement subjects Innate to a covenant to maintain a minimum balance of its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end at least equal to the amount of outstanding principal under the Loan Agreement. Compliance with this covenant may limit its flexibility in operating its business and its ability to take actions that might be advantageous to Innate and its shareholders. For example, if the Company fails to meet its minimum cash covenant and Innate is unable to raise additional funds or obtain a waiver or other amendment to the Loan Agreement, Innate Pharma may be required to delay, limit, reduce or terminate certain of its clinical development efforts.
Additionally, Innate may be required to repay the entire amount of outstanding indebtedness under the Loan Agreement in cash if the Company fails to stay in compliance with its covenant or suffer some other event of default under the Loan Agreement. Under the Loan Agreement, an event of default will occur if, among other things, Innate fails to make payments under the Loan Agreement or Innate breaches its covenant under the Loan Agreement. The Company may not have enough available cash or be able to raise additional funds through equity or debt financings to repay such indebtedness at the time any such event of default occurs. In that case, Innate may be required to delay, limit, reduce or terminate its clinical development efforts or grant rights to others to develop and market product candidates that the Company would otherwise prefer to develop and market itself. Société Générale could also exercise its rights as collateral agent to take possession and dispose of the collateral securing the loan for its benefit. Innate's business, financial condition and results of operations could be substantially harmed as a result of any of these events.
On January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. As of December 31, 2021, the Company does not plan to use the options to extend the principal repayment of these loans. The effective interest rate applied to these contracts is 0.5% which is the contractual rate for repayment within one year.
Innate is also subject to a €1.5 million PTZI loan (Prêt à Taux Zéro Innovation—interest-free loan for innovation) from Banque Publique d’Investissement, or BPI France, entered into in 2013. The PTZI loan is fully amortized as of December 31,2021. In addition, in 2008 the Company entered into a finance lease agreement with Sogebail, a subsidiary of Société Générale. The present value of all minimum payments under this contract is nil as of December 31, 2021, the contract having expired. Innate's business, financial condition and results of operations could likewise be substantially harmed if, among other things, Innate Pharma fails to make payments under these agreements, or the Company breaches any of its covenants under these agreements.

If Innate does not achieve its product development or commercialization objectives in the timeframes Innate expects, the Company may not receive product revenue or milestone or royalty payments and Innate Pharma may not be able to conduct its operations as planned.
Innate has received and expect to continue to receive payments from its collaborators when the Company satisfies certain pre-specified milestones in its licensing or collaboration agreements. Innate Pharma currently depends to a large degree on these milestone payments from its existing collaborators in order to fund its operations and Innate may enter into new collaboration agreements that also provide for milestone payments. For example, the Company has granted options to license or acquire intellectual property rights in certain of its programs to its collaborators which, if exercised, will result in up-front option exercise fees and, assuming Innate meets all specified development, clinical, regulatory and sales milestones, could result in substantial milestone payments. These milestone payments are generally dependent on the accomplishment of various scientific, clinical, regulatory, sales and other product development objectives, and the successful or timely achievement of many of these milestones is outside of its control, in part because some of these activities are being or will be conducted by its collaborators. If Innate or its collaborators fail to achieve the applicable milestones, Innate Pharma may not receive such milestone payments. A failure to receive any such milestone payment may cause Innate to:
•delay, reduce or terminate certain research and development programs;
•reduce headcount;
•raise funds through additional equity or convertible debt financings that could be dilutive to its shareholders and holders of its ADSs;
•obtain funds through collaboration agreements that may require Innate to assign rights to technologies or products that Innate would have otherwise retained;
•sign new collaboration or license agreements that may be less favorable than those the Company would have obtained under different circumstances; and
•consider strategic transactions or engaging in a joint venture with a third-party.
In addition, although Innate may be eligible to receive an aggregate of approximately $5.4 billion in future contingent payments from existing collaboration agreements and any license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, there is no guarantee that the Company will receive any contingent payments or that its collaborators will exercise any options to license or acquire additional intellectual property rights in any of its programs. If its collaborators decide not to exercise such options with respect to a program, the Company will not receive the up-front option exercise fee and will not be eligible to receive any of the related commercial, development, royalty or other milestone payments. Even if its collaborators exercise such options with respect to a particular program, Innate Pharma may never achieve the related milestones for any number of reasons. The failure to receive milestone or royalty payments and the occurrence of any of the events above may have a material adverse impact on Innate's business, prospects, financial condition and results of operations.
The revenues generated from its collaboration and license agreements have contributed and are expected to contribute a large portion of its revenue for the foreseeable future.
The Company has entered into collaboration and license agreements with pharmaceutical companies, including AstraZeneca and Sanofi. The cash payments received from its partners were €8.8 million, €57.8 million and €108.7 million for the years ended December 31, 2021, 2020 and 2019, respectively.
Innate also enhances its research efforts by establishing collaborations with academic or non-profit research institutions and other biopharmaceutical companies. The participation in these collaborations may generate revenue and funding in the form of operating grants or the reimbursement of research and development expenses.
Innate Pharma may not be able to renew or maintain its license agreements or collaborative research contracts or may be unable to sign new agreements with new collaborators on reasonable terms or at all. The early termination of a contract, the non-renewal of a contract or its inability to find new collaborators would adversely affect its business. Should any of these risks materialize, this could have an adverse effect on Innate's business, prospects, financial condition and results of operations.
The Company benefits from tax credits in France that could be reduced or eliminated.
As a French biopharmaceutical company, Innate benefits from certain tax advantages, including the Research Tax Credit (Crédit Impôt Recherche), which is a French tax credit aimed at stimulating research and development. The Research Tax Credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France and represented €10.3 million, €13.1 million and €16.7 million for the years ended December 31, 2021, 2020 and 2019, respectively. The Research Tax Credit is a source of financing to Innate that could be reduced or eliminated by the French tax authorities or by changes in French tax law or regulations.
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
Until the end of the year ended December 31, 2018, the Company qualified as a small- and medium-size business and the French Treasury refunded each of its 2016, 2017 and 2018 Research Tax Credit claims immediately (meaning that, in practice, Innate received the refund during the year following the year in which the eligible research and development expenditures are made). Innate Pharma no longer qualifies as a small and medium-size business since the year ended December 31, 2019, and therefore, the Company will no longer be entitled to the immediate reimbursement of the Research Tax Credit but instead will be reimbursed within the expiry of the period of three years mentioned above. As of December 31, 2021, Innate is qualified again as a small or medium size business. As a result, Innate Pharma is eligible for reimbursement by the French treasury of the 2021 Research Tax Credit during the fiscal year 2022.
The French tax authorities, with the assistance of the Higher Education and Research Ministry, may audit each research and development program in respect of which a Research Tax Credit benefit has been claimed and assess whether such program qualifies in their view for the Research Tax Credit benefit. The French tax authorities may challenge Innate's eligibility for, or its calculation of, certain tax reductions or deductions in respect of its research and development activities (and therefore the amount of Research Tax Credit claimed), or the accelerated reimbursement allowed for small- and medium-size businesses and the Company's credits may be reduced, which would have a negative impact on its revenue and future cash flows. Furthermore, the French Parliament may decide to eliminate, or to reduce the scope or the rate of, the Research Tax Credit benefit, either of which it could decide to do at any time. If Innate fails to receive future Research Tax Credit amounts or if its calculations are challenged, even if Innate Pharma complies with the current requirements in terms of documentation and eligibility of its expenditure, its business, prospects, financial condition and results of operations could be adversely affected.

The Company may be unable to carry forward existing tax losses.
Innate has accumulated tax loss carry forwards of €392.4 million as of December 31, 2021. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on Innate's business, prospects, financial condition, cash flows or results of operations.
Innate's business may be exposed to foreign exchange risks.
The Company incurs some of its expenses, and derive certain of its revenues, in currencies other than the euro. In particular, as Innate expands its operations and conduct additional clinical trials in the United States, Innate will incur additional expenses in U.S. dollars. As a result, Innate is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates.
The Company currently does not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, an unfavorable change in the value of the euro against the U.S. dollar could have a negative impact on its revenue and earnings growth. Innate cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect its financial condition, results of operations and cash flows. The ADSs being offered in the U.S. offering are quoted in U.S. dollars on Nasdaq, while Innate's ordinary shares trade in euro on Euronext Paris. Innate's financial statements are prepared in euro. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of Innate's ordinary shares and ADSs.
Under Innate's license and collaboration agreements with AstraZeneca, the payments the Company receives are in U.S. dollars. In the future, Innate could generate part of its sales in the United States and part in Europe and could therefore be subject to an unfavorable euro/dollar exchange rate. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on its revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euro at a reduced value. The Company could also sign contracts denominated in other currencies, which would increase its exposure to currency risk. In accordance with Innate's business decisions, its exposure to this type of risk could change depending on:
•the currencies in which Innate receives its revenues;
•the currencies chosen when agreements are signed, such as licensing agreements, or co-marketing or co- development agreements;
•the location of clinical trials on product candidates; and
•its policy for insurance cover.
At present, Innate has not put any specific hedging arrangements in place to address these risks. Should any of these risks materialize, this could have a material adverse effect on its business, prospects, financial condition and results of operations.
Changes to U.S. and non-U.S. tax laws could materially adversely affect Innate Pharma.
The Company is unable to predict what tax law may be proposed or enacted in the future or what effect such changes would have on its business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect its effective tax rates in the future in countries where it has operations and have an adverse effect on its overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. The Company urges its shareholders and holders of its ADSs to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding Innate's ordinary shares or ADSs.
Tax authorities may disagree with Innate's positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that the Company has taken, which could result in increased tax liabilities. For example, the French tax authorities, the U.S. Internal Revenue Service or another tax authority could challenge Innate's allocation of income by tax jurisdiction and the amounts paid between its affiliated companies pursuant to its intercompany arrangements and transfer pricing policies, including amounts paid with respect to its intellectual property development. Similarly, a tax authority could assert that the Company is subject to tax in a jurisdiction where Innate believes it has not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase the Company's expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, the Company expects that it might contest such assessment. Contesting such an assessment may be lengthy and costly and if Innate was unsuccessful in disputing the assessment, the result could increase its anticipated effective tax rate.
On March 16, 2022, the Company received a tax audit opinion from the French tax authorities relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years. On the date of closing of the Company's accounts, the control had not been started by the administration and the Company had not identified any specific risks.

Risks Related to Innate Pharma's Organization and Operations
There have been in the past material weaknesses in the Company's internal control over financial reporting and if Innate Pharma is unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of its financial reporting may be adversely affected, which could hurt its business, lessen investor confidence.
The Company must maintain effective internal control processes over financial reporting in order to accurately report its results of operations and financial condition on a timely basis. A company’s internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s executive board, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.
As a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that the Company assesses the effectiveness of its internal control over financial reporting as of the end of each fiscal year, beginning with the end of the first full fiscal year following the completion of the Global Offering, i.e., since the end of fiscal year 2020. However, Innate's independent registered public auditor will not be required to attest to the effectiveness of its internal controls over financial reporting for as long as the Company is an EGC, i.e. an “emerging growth company,” according to the Jumpstart Our Business Startups Act of 2012, or JOBS Act, which may be up to five fiscal years following the date of the October 2019 public Global Offering. An independent assessment of the effectiveness of Innate's internal controls over financial reporting could detect issues that its management’s assessment might not.

In this context, in order to comply with Section 404(a) of the Sarbanes-Oxley Act within the prescribed timeframe, the Company initiated a project to improve the documentation and the evaluation of its internal control processes over financial information with the support of an expert company at the end of 2019. In addition, in order to make the information system, on which the management and production of financial information is based, more reliable, the plan aiming at transforming Innate's information system initiated in 2019 took shape with the launch of its new Enterprise Resource Planning, or ERP, on August 1, 2020.
The Company's management carried out an evaluation of the effectiveness of its internal control at the end of the year ended December 31, 2021. See "Item 15. Controls and Procedures."
The Company's management carried out an evaluation of the effectiveness of its internal control at the end of the 2021 financial year. Significant progress has been observed in terms of improving the reliability of the internal control system, particularly in (i) the processing of manual entries and (ii) the identification and processing of complex and unusual transactions, including the calculation of revenue related to monalizumab, which were also the identified as a material weakness identified by its auditor at the end of the 2020 financial year. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in Innate Pharma's annual or interim financial statements will not be prevented or detected and corrected on a timely basis.
The action plan defined to solve the material weakness has been shared and regularly followed up with the Audit Committee until its completion at the end of the year 2021. Although the Company has implemented corrective actions aiming at resolving the material weakness, the Company considers that a remaining risk exists with regard to the unusual and complex accounting transactions. Moreover, maintaining an appropriate internal control framework requires internal and external expertise that may be difficult to maintain. If the Company does not succeed in maintaining the appropriate level of internal control, it could result in material misstatements in its financial statements, result in the loss of investor confidence in the reliability of its financial statements and subject it to regulatory scrutiny and sanctions, which in turn could harm the market value of its ordinary shares and ADSs.
The Company may encounter difficulties in managing the Company development and support changes in its strategy, which could disrupt its operations.
The opportunities taken, the decisions made, the successes and failures of Innate's research and development programs and its operations in general can have significant impacts on its workforce and the scope of its operations.
The strong growth in the Company's headcount over the last five years as well as the recent transformations of the Company, in particular in connection with the acquisition in 2018 of Lumoxiti, Innate's first commercial product, have been accompanied by structural changes within the organization and its operating modes. Such rapid changes may lead to a deterioration in working conditions and the leave of employees, which could lead to a loss of knowledge and expertise, a decrease in the performance of Innate's operations and therefore a reduced level of achievement of its objectives.
Moreover, in December 2020, the decision of returning Lumoxiti commercial rights to AstraZeneca was followed by an immediate reduction of Innate's commercial operations and headcounts in the US. Although the Company gained some experience in the late stage development and marketing and commercialization of pharmaceutical products, such experience was short, and may not have resulted in a sufficient gain of skills to anticipate and tackle the marketing and commercialization of Innate's other drug candidates.

In addition, in order to support the development of the Company and changes in strategy, the Company must continue to implement and improve its management, operational and financial systems, adapt its facilities and recruit and train qualified personnel. Due to Innate's limited financial resources, it may not be able to effectively manage the development of Innate's business, which could result in weaknesses in its infrastructure, operational errors, loss of business opportunities, loss of employees and reduced productivity of remaining employees. The Company may also experience difficulties in recruiting, training and retaining additional qualified personnel, particularly in key positions. Added to this is the fact that the Company is located in Marseille and is competing with other locations that potential recruits may find more attractive.
If the Company were to acquire assets or companies, the success of such an acquisition would depend on its capacity to carry out such acquisitions and to integrate such assets or companies into its existing operations. The implementation of such a strategy could impose significant constraints, including:
•human resources: recruiting, integrating, training, managing, motivating and retaining a growing number of employees;
•financial and management system resources: identification and management of appropriate financing and management of its financial reporting systems; and
•infrastructure: expansion or transfer of its laboratories or the development of its information technology system.
If the Company is unable to manage such changes or has difficulty integrating any acquisitions, it could have a material adverse effect on its business, prospects, financial condition and results of operations.
The Company would need to hire new employees and expand its use of service providers.
As of December 31, 2021, the Company had 214 employees. As Innate's development plans and strategies develop, Innate Pharma must need additional managerial, operational, marketing, financial and other personnel.
The Company currently relies, and for the foreseeable future will continue to rely, in part on certain independent organizations, partners, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, partners, advisors and consultants will continue to be available to Innate on a timely basis when needed, or that Innate can find qualified replacements. In addition, if Innate Pharma is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, its clinical trials may be extended, delayed, or terminated, and it may not be able to obtain regulatory approval of its product candidates or otherwise advance its business. There can be no assurance that Innate will be able to manage its existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.
If the Company is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, it may not be able to successfully implement the tasks necessary to further develop and commercialize its product candidates and, accordingly, may not achieve its research, development and commercialization goals.
The Company depend on qualified management personnel and its business could be harmed if Innate loses key personnel and cannot attract new personnel.
Innate's ability to retain key persons in its organization and to recruit qualified personnel is crucial for its success. In particular, its success depends heavily on its ability to retain key people in its organization, including key scientific and medical personnel.

Should the Company be unable to retain the individuals who form its team of key managers and key scientific advisors, it could have a material adverse effect on its business and development and could consequently affect its business, prospects, financial condition and results of operations.
Innate Pharma will need to recruit qualified scientific and medical personnel to carry out its clinical trials and expand into new areas that require specialized skills, such as regulatory matters, marketing and manufacturing. Innate compete with other companies, research organizations and academic institutions in recruiting and retaining highly qualified scientific, technical and management personnel. Competition for such personnel is very intense in the biopharmaceutical field and there can be no assurance that the Company will be successful in attracting or retaining such personnel and the failure to do so could harm its operations and its growth prospects. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
The global COVID-19 pandemic could adversely affect Innate's business, financial condition and results of operations.
An outbreak of a novel strain of coronavirus (i.e. COVID-19), which first emerged in the PRC in January 2020, has since spread to other parts of the world, including the United States and Europe. The Company has set up a multifunctional team to monitor this crisis by addressing various issues as outlined below. Despite Innate's heightened vigilance, and given the evolving, unpredictable and unprecedented nature of this situation, even if certain risks are identified, the Company may not be able to identify and control them all.
The progress of ongoing clinical trials, whether conducted by the Company or by its institutional or industrial partners, may be impacted to an extent that is still uncertain in the coming months. Indeed, the situation remains heterogeneous according to the countries, regions or even hospitals where these clinical trials are conducted, in terms of the inclusion of new patients and the quality and completeness of the data from these trials. Even if improvements have been observed, the recruitment of new patients is still limited in some hospitals that have suspended or slowed down their participation and involvement in clinical trials testing Innate's different drug candidates.
The situation could also compromise the manufacturing and supply chain for investigational drugs, drugs used in Innate's clinical trials as combination agents or comparators or marketed drugs. This could delay the implementation of Innate's clinical trials of its drug candidates. To date, no impact has been observed in the supply chain of key materials, including investigational or marketed drugs, but the Company continues to closely monitor the subcontractors involved in the various geographical areas where they operate or to which these materials transit.
From a regulatory perspective, clinical trial authorization procedures and marketing authorization procedures for drugs could also be delayed or the conditions for obtaining them modified.
The organization at Innate's sites has been and is still adapting to the evolution of the situation, both internationally and locally, and in compliance with the health and safety measures dictated by the governments of the countries where the Company operates. During the first containment period, the Company's on-site activity was focused on the opportunity to develop Innate's drug candidates in indications related to COVID-19, in order to limit the number of people on site and thus limit staff exposure. The activities that can be carried out from home have been maintained in their entirety thanks to the IT equipment already available within the Company. Since the end of this first containment period, research and development activities have resumed in their entirety on site within a short timeframe. This containment episode caused a delay of a few weeks, which was not significant given the nature of Innate's activities. On the other hand, business travel by Innate's personnel has been and continues to be reduced to a strict minimum, essentially impacting relations with healthcare personnel in hospitals, both for operations related to the conduct of its clinical trials and operations related to the commercialization of

Lumoxiti, as discussed below. See section "Item 3.D. Any of Innate Pharma product candidates, if approved and commercialized, may fail to achieve market acceptance by physicians, patients, third-party payors or the medical community to a degree that is necessary for commercial success."
From a financial standpoint:
•The delay in the development of Innate's portfolio if the pandemic were to last or even increase could impact its cash flow: Innate would have to finance its developments over a longer period of time, without its cash consumption necessarily being much lower during the period in which its activities are impacted as described above;
•Potential milestone payments would be delayed accordingly; and
•Any clinical developments that might have been an opportunity to go to market would also be delayed accordingly.
In addition, the COVID-19 pandemic is having a significant and probably lasting impact on the global economy and financial markets, particularly the equity markets. This has already had an immediate effect on the fair value of the financial instruments in which the Company invests its cash, generating an unrealized loss that could materialize in the event of an urgent need for cash. More broadly, the economic and financial crisis may have an effect on its ability to finance itself in the markets.
To date, the Company believes that the most immediate risks in terms of probability of occurrence and impact are those related to clinical trials. The occurrence of some or all of the risks listed here could have an adverse effect on the Company's operations and financial condition and prospects.
Innate's internal computerized systems, or those of its third-party contractors or consultants, may fail or suffer security breaches and be subject to malicious intent or cyber-attack, which could result in a material disruption of its product development programs and in its operations in general.
The Company have implemented a security policy that are both intended to secure its data against impermissible access and to preserve the integrity and confidentiality of the data. Despite the implementation of such security measures, including a cybersecurity program, Innate's internal computer systems and those of its third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, and other sources. Moreover, part of the Company's information system is “cloud”-based and thus is not fully under its control.
In addition, Innate's research and development facility and headquarters in Luminy, France is located in an area that may be more susceptible to wildfires. If Innate's facility or computer systems are damaged by fire despite the fire prevention and data archiving measures it has put in place, it could suffer financial losses and delays in its operations.
If such an event were to occur and cause interruptions in Innate's operations, it could result in a material disruption of its programs and more generally of its operations. For example, the loss of clinical trial data for Innate's product candidates could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss of or damage to Innate's data or applications or other data or applications relating to its technology or product candidates, or inappropriate disclosure of confidential or proprietary information, it could incur liabilities, including penalties under data privacy laws such as the GDPR and other regulations, and the further development of its product candidates could be delayed. Even if the Company has not experienced any cyber breach to date, should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.

Innate's Research and Development facility and Headquarters in Luminy, France are exposed to forest fires
The Company's Research and Development facility and Headquarters in Luminy, France are exposed to forest fires. Luminy is an area on the outskirts of Marseille, composed in part of undeveloped hills covered with shrubs and pine trees. It is also located next to a natural park entirely covered by the same type of Mediterranean vegetation. Summers are hot and dry and this type of vegetation is prone to forest fires. Indeed, in September 2016, such a forest fire came relatively close to inhabited areas, including the Company's facilities, where employees had to remain confined for several hours.
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
The Company may use hazardous chemicals and biological materials in its business and any claims relating to improper handling, storage or disposal of these materials could be time-consuming and costly.
Innate's research and development processes involve the controlled use of hazardous materials, including chemicals, biological and radioactive materials. The Company cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Innate also handles genetically recombined material, genetically modified species and pathological biological samples. Consequently, in France and in the jurisdictions where the Company conducts clinical trials, it is subject to environment and safety laws and regulations governing the use, storage, handling, discharge and disposal of hazardous materials, including chemical and biological products and radioactive materials. The Company impose preventive and protective measures for the protection of its workforce and waste control management in accordance with applicable laws, including part four of the French Labor Code, relating to occupational health and safety.
In France, the Company is required to comply with a number of national, regional and local legislative or regulatory provisions regarding radiation and hazardous materials, including specific regulations regarding the use, handling and storage of radioactive materials and the potential exposure of employees to hazardous materials and radiation. Innate must also comply with French regulations concerning the use and handling of genetically modified organisms, or GMOs, in confined spaces.
If Innate fails to comply with applicable regulations, it could be subject to fines and may have to suspend all or part of its operations. Compliance with environmental, health and safety regulations involves additional costs, and Innate Pharma may have to incur significant costs to comply with future laws and regulations in relevant jurisdictions. Compliance with environmental laws and regulations could require Innate to purchase equipment, modify facilities and undertake considerable expenses. The Company could be liable for any inadvertent contamination, injury or damage, which could negatively affect its business, although the Company has subscribed to an insurance policy covering certain risks inherent to its business.

Product liability and other lawsuits could divert Innate's resources, result in substantial liabilities, reduce the commercial potential of its product candidates and damage its reputation.
Given that the Company develops therapeutic products intended to be tested on humans and used to treat humans, the risk that Innate Pharma may be sued on product liability claims is inherent in its business. Side effects of, or manufacturing defects in, products that the Company develops could result in the deterioration of a patient’s condition, injury or even death. For example, its liability could be sought after by patients participating in the clinical trials in the context of the development of the therapeutic products tested and unexpected side effects resulting from the administration of these products. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against Innate by patients, regulatory authorities, biopharmaceutical companies and any other third-party using or marketing Innate's products. These actions could include claims resulting from acts by Innate's partners, licensees and subcontractors, over which the Company has little or no control. These lawsuits may divert Innate's management from pursuing its business strategy and may be costly to defend. In addition, if the Company is held liable in any of these lawsuits, it may incur substantial liabilities, may be forced to limit or forgo further commercialization of the affected products and may suffer damage to its reputation.
Although the clinical trial process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of Innate's product candidates were to cause adverse side effects during clinical trials or after approval of the product candidate, the Company may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use Innate's product candidates.
The Company has obtained liability insurance coverage for each of its clinical trials in compliance with local legislation and rules. In the United States, Innate's aggregate insurance coverage for its ongoing clinical trials is limited to €10.0 million per year and in the aggregate. Innate's insurance coverage may not be sufficient to cover any expenses or losses the Company may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, Innate Pharma may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect itself against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in Innate's favor, could be substantial. A successful product liability claim, or series of claims, brought against Innate could cause Innate's share price to decline and, if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.
To date, the Company is covered by a product liability insurance with a coverage amount of €10 million per year and in the aggregate. If Innate is the subject of a successful product liability claim that exceeds the limits of any insurance coverage Innate Pharma obtains, the Company would incur substantial charges that would adversely affect its earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of its product programs. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Innate Pharma's employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements, engaging in insider trading or violate the terms of their confidentiality agreements, which could significantly harm Innate's business.
The Company are exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with legal requirements or the requirements of national authorities, the EMA, FDA and other government regulators, provide accurate information to applicable government authorities, comply with fraud and abuse and other healthcare laws and regulations in the United States, Europe and elsewhere, report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical trials, which could result in regulatory sanctions and serious harm to Innate's reputation. Innate Pharma has a Code of Ethics that applies to all employees and consultants, and other policies and charters, but it is not always possible to identify and deter employee misconduct, and the precautions it takes to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting Innate from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.
In order to protect its proprietary technology and processes, the Company relies in part on confidentiality agreements with its partners, employees, consultants, outside scientific collaborators and sponsored researchers, and other advisors. These agreements may not effectively prevent disclosure of confidential information and may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Costly and time-consuming litigation could be necessary to enforce and determine the scope of Innate's proprietary rights, and failure to obtain or maintain trade secret protection could adversely affect its competitive business position. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
The Company may acquire businesses or products in the future and Innate may not realize the benefits of such acquisitions.
Although Innate's current strategy involves continuing to grow its business internally, the Company may grow externally through selective acquisitions of complementary products and technologies, or of companies with such assets. If such acquisitions were to become necessary or attractive in the future, the Company may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, Innate Pharma may be unable to obtain the financing for these acquisitions under favorable conditions, and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations. Innate may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from an acquisition that delay or prevent Innate from realizing their expected benefits or enhancing its business. The Company cannot assure you that, following any such acquisition, the Company will achieve the expected synergies to justify the transaction, which could have a material adverse effect on Innate's business, financial conditions, earnings and prospects.
Climate change or legal, regulatory or market measures to address climate change may negatively affect Innate's business and results of operations.
Climate change presents risks to Innate's operations, including the potential for additional regulatory requirements and associated costs, and the potential for more frequent and severe weather events and water availability challenges that may impact Innate's facilities and those of Innate's suppliers. Natural disasters and extreme weather conditions, such as a hurricane, tornado, earthquake, wildfire or flooding, may pose physical risks to Innate's facilities and disrupt the operation of Innate's supply chain.
Concern over climate change may also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory obligations, the Company may experience disruption in, or an increase in the costs associated with sourcing, manufacturing and distribution of Innate's products, which may adversely affect Innate's business, results of operations or financial condition.
Innate is currently operating in a period of economic uncertainty and capital market disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflict between Russia and Ukraine. Innate's business, financial condition and results of operations may be adversely affected by a negative impact on the global economy and capital markets resulting from the conflict in Ukraine or any other geopolitical tensions.
U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of the military conflict between Russia and Ukraine. In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia's prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People's Republic, and the so-called Luhansk People's Republic, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for the Company to obtain additional funds. Such risks and disruptions may also negatively impact Innate's supply chain, manufacturing arrangements, preclinical studies, clinical trials, which could have a materially adverse impact on its results of operations, financial condition and prospects. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

Risks Related to Intellectual Property Rights
Its ability to compete may be adversely affected if the Company does not adequately obtain, maintain, protect and enforce Innate's intellectual property or proprietary rights, or if the scope of intellectual property protection the Company obtains is not sufficiently broad.
Innate's success depends, in large part, on its ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to Innate's product candidates. However, the Company may not be able to obtain, maintain or enforce Innate's patents and other intellectual property rights which could affect its ability to compete effectively. For example, the Company cannot guarantee:
•that the Company will file all necessary or desirable patent applications or that the Company will obtain the patents that the Company has applied for and that are under review;
•that the Company will be able to develop new patentable product candidates or technologies or obtain patents to protect such new product candidates or technologies;

•that the Company or its licensing or collaboration partners were the first to make the product candidates or technologies covered by the issued patents or pending patent applications that the Company licenses or own;
•that the Company will be able to obtain sufficient rights to all necessary or desirable patents or other intellectual property rights, whether at all or on reasonable terms;
•that the scope of any issued patents that the Company owns or licenses will be broad enough to protect its product candidates or effectively prevent others from commercializing competitive technologies and product candidates; and
•that there is no risk of its owned and licensed patents being challenged, invalidated or circumvented by a third-party.
The patent prosecution process is expensive, time-consuming, and complex, and Innate may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. For example, the Company does not intend to systematically file, maintain, prosecute and defend patents on its product candidates in all countries. Consequently, Innate may not be able to prevent third parties from exploiting products that are the same as or similar to its products and product candidates in countries in which it does not obtain patent protection, or from selling or importing such products in and into the countries in which it does have patent protection. It is also possible that the Company will fail to identify patentable aspects of its research and development output in time to obtain patent protection. Although the Company enters into confidentiality agreements with parties who have access to confidential or patentable aspects of its research and development output, such as its employees, consultants, CROs, outside scientific collaborators, sponsored researchers, and other advisors, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing its ability to seek patent protection. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Innate's intellectual property may not provide Innate with sufficient rights to exclude others from commercializing product candidates similar or identical to its. In addition, in some circumstances, the Company may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that the Company licenses to or from third parties. For example, pursuant to its license agreement with AstraZeneca for monalizumab, AstraZeneca retains control of such activities for certain patents that the Company licenses to it under the agreement and patents that arise under the collaboration. Innate cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interest of its business. If any third-party that controls Innate's patents and patent applications fails to maintain Innate's patents or such third-party loses rights to Innate's patents or patent applications, Innate's rights to those patents and underlying technology may be reduced or eliminated and the Company's right to develop and commercialize its product candidates that are subject to such rights could be adversely affected.
Moreover, some of Innate's patents and patent applications are, and may in the future be, co-owned with third parties. If the Company is unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including its competitors, and its competitors could market competing products and technology. Innate may also need the cooperation of any such co-owners of its patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.
The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Even if patent applications the Company licenses or owns currently or in the future issue as patents, they may not issue in a form that will provide Innate with any meaningful protection, prevent competitors or other third parties from circumventing its patents by developing similar or alternative technologies or products in a non-infringing manner, or otherwise provide Innate with any competitive advantage. Challenges from competitors or other third parties could reduce the scope of Innate's patents or render them invalid or unenforceable, which could limit its ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection for Lumoxiti and Innate Pharma's product candidates. The legal proceedings that the Company may then have to enter into in order to enforce and defend its intellectual property could be very costly and could distract its management and other personnel from their normal responsibilities, notably in the case of lawsuits in the United States. The probability of disputes arising over Innate's intellectual property will increase progressively as patents are granted and as the value and appeal of the inventions protected by these patents are confirmed. The occurrence of any of these events concerning any of Innate's patents or intellectual property rights could have a material adverse effect its business, prospects, financial condition and results of operations. These risks are even higher for the Company, because of its limited financial and human resources.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability, and commercial value of Innate's patent rights are highly uncertain. The Company's pending and future patent applications may not result in patents being issued which protect its technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Furthermore, its owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of its owned and licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose Innate's confidential information to third parties and to exercise march-in rights to use or allow third parties to use its licensed technology. The government can exercise its march-in rights if it determines that action is necessary because the Company fails to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, Innate's rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm Innate Pharma's competitive position, business, financial condition, results of operations, and prospects.
Third parties may allege that the Company or its partners infringe, misappropriate or otherwise violate such third parties’ intellectual property rights, which could prevent or delay its development efforts, stop Innate from commercializing its product candidates, or increase the costs of commercializing its product candidates.
The Company's commercial success depends on its ability and the ability of its partners to develop, manufacture, market and sell its product candidates, and use its proprietary technologies, without infringing, misappropriating or otherwise violating any intellectual property or proprietary rights of third parties. The field of biopharmaceuticals involves significant patent and other intellectual property litigation, which can be highly uncertain and involve complex legal and factual questions. The interpretation and breadth of claims allowed in some patents covering biopharmaceutical compositions also may be uncertain and difficult to determine.
Innate may not be aware of all third-party intellectual property rights potentially relating to its product candidates. In general, in the United States patent applications are not published until 18 months after filing or, in some cases, not at all. Therefore, the Company cannot be sure that it was the first to make the inventions claimed in any owned or licensed patents or pending patent applications, or that its was the first to file for patent protection for such inventions. If the Company was not the first to invent such inventions or first to file any patent or patent application for such inventions, it may be unable to make use of such inventions in connection with its products. Innate may need to obtain licenses from third parties (which may not be available under commercially reasonable terms, or at all), delay the launch of product candidates, or cease the production and sale of certain product candidates or develop alternative technologies that are the subject of such patents or patent applications, any of which could have a material adverse effect on its business, prospects, financial condition and results of operations. For example, third parties may claim that lacutamab and other product candidates may use technology protected by their patents. Although the Company believes that its current activities and its planned development of lacutamab does not and will not infringe on such patents, which expire in the near term, third parties may disagree.
Third parties may allege that Innate or its partners infringe, misappropriate or otherwise violate any such third-party’s patents or other intellectual property rights and assert infringement claims against us, regardless of their merit. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect Innate's ability to commercialize any product candidates it may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, Innate would need to overcome a presumption of validity. As this burden is a high one requiring Innate to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If the Company is found to infringe a third-party’s intellectual property rights, and the Company is unsuccessful in demonstrating that such rights are invalid or unenforceable, the Company could be required to:
•bear the potentially significant costs of proceedings brought against us;
•pay damages, which may include treble damages and attorney’s fees if the Company is found to have willfully infringed a third-party’s patent rights;
•cease developing, manufacturing and commercializing the infringing technology or product candidates; and
•acquire a license to such third-party intellectual property rights, which may not be available on commercially reasonable terms, or at all, and may be non-exclusive thereby giving the Company's competitors and other third parties access to the same technologies licensed to us.
Even if resolved in Innate's favor, litigation or other intellectual property proceedings may cause Innate to incur significant expenses and could distract its management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Innate's ordinary shares or ADSs. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Innate's competitors may be able to sustain the costs of such litigation or proceedings more effectively than Innate can because of their greater financial resources and more mature and developed intellectual property portfolios. Should one or more of the foregoing risks materialize, this could have a material adverse effect on Innate's reputation, business, prospects, financial condition and results of operations.
Its patents could be found invalid or unenforceable if challenged and the Company may not be able to protect its intellectual property.
Innate's and its licensors’ patents and patent applications, if issued, may be challenged, invalidated or circumvented by third parties. U.S. patents and patent applications may also be subject to interference proceedings, re-examination proceedings, derivation proceedings, post-grant review or inter partes review in the United States Patent and Trademark Office, or USPTO, challenging Innate's or its licensors’ patent rights. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office. For example, two of its European patents with claims directed to a class of anti-NKG2A antibodies defined by characteristics shared with monalizumab have been challenged in oppositions at the European Patent Office, or the EPO. The Board of Appeals of the EPO issued a decision confirming the maintenance of one of these patents, directed to such class of anti-NKG2A antibodies, is valid and revoked the other of these patents. The Company has also been notified of a third party opposition which challenges one of its European patents with claims directed to use of anti-NKG2A antibodies for treating cancer in an individual having progressive disease following treatment with an antibody that neutralizes the inhibitory activity of PD-1 and another third party opposition which challenges one of Innate's patents directed to a class of NK cell activity-enhancing antibodies that bind both Siglec-7 and Siglec-9. Both of the aforementioned oppositions are currently pending. The Company has also been notified of third party oppositions which challenge two of its in-licensed European patents directed to CD39 technology. These oppositions are currently pending, and the EPO has revoked one of these patents directed to CD39 technology, which revocation might be appealed by Innate or its licensor(s).
In addition, the Company may allege that third parties infringe Innate's or its licensors’ patents and the defendant could counterclaim that such patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Innate Pharma cannot be certain that there is no invalidating prior art, of which the Company or its licensing partners and the patent examiner were unaware during prosecution.
Any such patent litigation or proceeding could result in the loss of Innate or its licensors’ patents, denial of Innate's or its licensors’ patent applications or loss or reduction in the scope of one or more of the claims of such patents or patent applications. Accordingly, Innate's or its licensors’ rights under any issued patents may not provide Innate with sufficient protection against competitive product candidates or processes, Innate could become unable to manufacture or commercialize its product candidates without infringing third-party patent rights, and the duration of the patent protection of its product candidates could be limited. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Innate's confidential information could be compromised by disclosure during this type of litigation. Even if the Company is successful, such litigation or proceedings may be costly and may distract its management and other personnel from their normal responsibilities. Any of the foregoing could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Obtaining and maintaining the Company's patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and its patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or applications will be due to be paid to the USPTO, and various government patent agencies outside of the United States over the lifetime of Innate's owned and licensed patents and/or patent applications and any patent rights the Company may own in the future. In certain circumstances, Innate Pharma may rely on its licensing partners to pay these fees. The USPTO and various foreign patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Developments in patent law could have a negative impact on the Company' business.
Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, from time to time, the U.S. Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on Innate's business. One example is the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in September 2011, and includes a number of significant changes to U.S. patent law. These changes included a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged and changes to the way patent applications are disputed during the examination process such as allowing third-party submission of prior art to the USPTO during patent prosecution.
In addition, changes to or different interpretations of patent laws in the United States and other countries may permit others to use Innate's or its partners’ discoveries or to develop and commercialize Innate's technology and product candidates without providing any compensation to Innate, or may limit the number of patents or claims it can obtain. The patent positions of companies in the biotechnology and pharmaceutical market are particularly uncertain. Recent U.S. Supreme Court rulings have narrowed the scope of U.S. patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. This combination of events has created uncertainty with respect to the validity and enforceability of patents, once obtained. Depending on future actions by the U.S. Congress, the federal courts, and the USPTO, as well as similar bodies in other countries, the laws and regulations governing patents could change in unpredictable ways that could have a material adverse effect on Innate's existing patent portfolio and its ability to protect and enforce its intellectual property in the future, which could have a material adverse effect on its business, prospects, financial condition and results of operations.
If the Company does not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering each of its product candidates, its business may be materially harmed.
Depending upon the timing, duration and conditions of FDA marketing authorization of Lumoxiti and Innate's product candidates, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. However, the Company may not receive an extension if the Company fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents, fails to exercise due diligence during the testing phase or regulatory review process or otherwise fails to satisfy applicable requirements. Moreover, the length of the extension could be less than what the Company requests. If the Company is unable to obtain patent term extension or the term of any such extension is less than its requests, the period during which the Company can enforce its patent rights for that product will be shortened and its competitors may obtain approval to market competing products sooner. As a result, Innate's revenue from Lumoxiti or an applicable product could be reduced, possibly materially, which could have a material adverse effect on its business, prospects, financial condition and results of operations.
The Company will not seek to protect its intellectual property rights in all jurisdictions throughout the world and Innate may not be able to adequately enforce its intellectual property rights in all jurisdictions where Innate Pharma seeks intellectual property protection.
Filing, maintaining, prosecuting and defending patents on Innate's product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States could be less extensive than those in the United States. Consequently, the Company may not be able to prevent third parties from using its product candidates or technologies in all countries outside the United States, or from selling or importing products made using its product candidates or technologies in and into the United States or other jurisdictions. Competitors may use Innate's technologies in jurisdictions where Innate Pharma does not pursue and obtain patent protection to develop their own products and further, may export otherwise infringing products to territories where the Company has patent protection, and enforcement is not as strong as that in the United States. These products may compete with Innate's products, and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if the Company pursues and obtains issued patents in particular jurisdictions, its patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.
In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as the federal and state laws in the United States. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of some countries, particularly developing countries, do not favor the enforcement of patents and other intellectual property protection, especially those relating to biopharmaceuticals or biotechnologies. This could make it difficult for Innate Pharma to stop the infringement of its patents, if obtained, or the misappropriation or other violation of its other intellectual property rights. For example, many foreign countries have compulsory licensing laws under which a patent owner must grant licenses to third parties. In addition, many countries limit the enforceability of patents against third parties, including government agencies or government contractors. In these countries, patents may provide limited or no benefit. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, the Company may choose not to seek patent protection in certain countries, and the Company will not have the benefit of patent protection in such countries.
Proceedings to enforce Innate's patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing and could provoke third parties to assert claims against us. The Company may not prevail in any lawsuits that the Company initiates and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and other countries may affect Innate's ability to obtain adequate protection for its technology and the enforcement of its intellectual property. Accordingly, Innate's efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that the Company develops or licenses. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Third parties may assert ownership or commercial rights to products, product candidates or technologies that Innate develops.
Third parties have made, and may in the future make, claims challenging the inventorship or ownership of Innate's intellectual property, which may result in the imposition of additional obligations on us, such as development, royalty and milestone payments. Innate has written agreements with partners or other third parties that provide for the ownership of intellectual property arising from its collaborations and its other work with such third parties. These agreements provide that the Company must negotiate certain commercial rights with partners and other third parties with respect to joint inventions or inventions made by its partners or such third parties that arise from the results of the collaboration or other work with such third parties. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise under Innate's agreements. For example, following an arbitration proceeding to assess claims by Orega Biotech SAS, or Orega Biotech, of joint ownership of certain patents relating to IPH5201, the Company will share joint ownership of such patents with Orega Biotech and have an exclusive license to such patents. If the Company cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from its use of a third-party’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a third-party’s samples, the Company may be limited in its ability to capitalize on the market potential of these inventions. In addition, the Company may face claims by third parties that its agreements with employees, contractors, or consultants obligating them to assign intellectual property to itself are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property the Company has developed or will develop and interfere with its ability to capture the commercial value of such inventions. The Company also may be unsuccessful in executing assignment agreements with each party who, in fact, conceives or develops intellectual property that the Company regards as its own, or such agreements might not be self-executing or might be breached.
Litigation may be necessary to resolve an ownership dispute, and if the Company is not successful, Innate may be precluded from using certain intellectual property, may lose its exclusive rights in such intellectual property or may be required to acquire a license to such intellectual property, which may not be available on commercially reasonable terms or at all. Any of the foregoing could have a material adverse impact on Innate's business.
If the Company fails to comply with its obligations under license or technology agreements with third parties, Innate Pharma could lose license rights that are critical to its business, and the Company may not be successful in obtaining necessary intellectual property rights.
Innate licenses intellectual property from third parties that is critical to its business through license agreements, including but not limited to licenses related to the manufacture, composition, use and sale of its product candidates, and in the future Innate may enter into additional agreements that provide it with licenses to valuable intellectual property or technology. For example, Innate depends on its license agreement with Novo Nordisk A/S for the development and commercialization of monalizumab. Innate's license agreements impose various obligations on us, which may include development, royalty and milestone payments. If the Company fails to comply with any of these obligations, its licensors may have the right to terminate the agreements. If its license agreements with AstraZeneca or Novo Nordisk A/S or any other current or future licensors terminate, the Company would lose valuable rights and may be required to cease its development, manufacture or commercialization of its product candidates, including monalizumab. In addition, its business would suffer if its licensors fail to abide by the terms of the agreements, if its licensors fail to prevent infringement by third parties, or if the licensed patents or other rights are found to be invalid or unenforceable. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
In addition, disputes may arise regarding intellectual property subject to a license agreement, including:
•the scope of rights granted under the license agreement and other interpretation-related issues;
•the extent to which its technology and processes infringe on intellectual property of the counterparty that is not subject to the license agreement;
•Innate's diligence obligations under the license agreement and what activities satisfy those diligence obligations;
•the inventorship or ownership of inventions and know-how resulting from the joint creation or use of intellectual property by its counterparties and us; and
•the priority of invention of patented technology.
The agreements under which the Company currently licenses intellectual property from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract dispute that may arise could narrow what Innate believes to be the scope of its rights to the relevant intellectual property, or modify in a manner adverse to Innate what the Company believes to be Innate's or its counterpart’s financial or other obligations under the relevant agreement, any of which could have material adverse effect on its business, financial condition, results of operations and prospects. If disputes over intellectual property that Innate Pharma has licensed prevent or impair its ability to maintain its current license agreement on acceptable terms, the Company may be unable to unsuccessfully develop and commercialize the affected product candidates.
Additionally, the growth of Innate's business may depend, in part, on its ability to acquire, in-license or use proprietary rights held by third parties. the Company may be unable to acquire or in-license intellectual property rights from third parties that Innate identifies as necessary for its product candidates on reasonable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that the Company may consider attractive. These established companies may have a competitive advantage over Innate due to their size, capital resources, and greater clinical development and commercialization capabilities. In addition, companies that perceive Innate to be a competitor may be unwilling to assign or license rights to us. Innate also may be unable to license or acquire third-party intellectual property rights on terms that would allow Innate to make an appropriate return on its investment.
As part of its business, the Company collaborates with non-profit and academic institutions to accelerate its preclinical research or development under agreements with these institutions. Typically, these institutions provide Innate with an option to negotiate a license to any of the institution’s or its employees’ rights in technology resulting from the collaboration. Regardless of such option, Innate may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If the Company is unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking its ability to pursue its applicable development or commercialization program. If Innate Pharma is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights Innate Pharma has, Innate may have to abandon the development and commercialization of the relevant program and its business, financial conditions, results of operations and prospects could be adversely affected.
Third parties may assert that Innate's employees, consultants or independent contractors have wrongfully used or disclosed confidential information or misappropriated trade secrets of their current or former employers.
The Company employs individuals who are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including its competitors or potential competitors. Although Innate tries to ensure that its employees, consultants and independent contractors do not use the proprietary information or know-how of others in their work for Innate, and no such claims against it are currently pending, Innate may be subject to claims that Innate or its employees, consultants or independent contractors have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer or other third parties. Litigation may be necessary to defend against these claims. If Innate fails in defending any such claims, in addition to paying monetary damages, Innate may lose valuable intellectual property rights or personnel. Even if Innate is successful in defending against such claims, litigation could result in substantial costs and be a distraction to its management and other employees. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
If the Company is unable to protect the confidentiality of its trade secrets, its business and competitive position could be materially harmed.
In addition to patent protection, because the Company operates in the highly technical field of biopharmaceutical drug development, it relies in part on trade secret protection in order to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The Company seeks to protect its trade secrets, in part, by entering into confidentiality agreements with its employees, consultants, CROs, outside scientific collaborators, sponsored researchers, and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by such party or made known to such party by Innate during the course of such party’s relationship with us. However, Innate cannot guarantee that it has entered into such agreements with each party that may have or have had access to its trade secrets and confidential information and these agreements may be breached, and Innate may not have adequate remedies for any breach.
In addition to contractual measures, the Company tries to protect the confidential nature of its proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third-party with authorized access, provide adequate protection for Innate's proprietary information. Innate's security measures may not prevent an employee or consultant from misappropriating its trade secrets and providing them to a competitor, and recourse it takes against such misconduct may not provide an adequate remedy to protect its interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Moreover, trade secrets may be independently developed by others in a manner that could prevent legal recourse by Innate. If any of Innate's confidential or proprietary information, such as its trade secrets, were to be disclosed to or misappropriated by a third-party, or if any such information was independently developed by a third-party, its competitive position could be materially harmed.

Innate's trade and technical secrets include:
•certain unpatented technical expertise that the Company believes provides itself with an advantage in conducting research and development work in its field;
•certain scientific knowledge generated by the work the Company carries out;
•certain information relating to the product candidates the Company is currently developing; and
•certain information relating to the agreements signed between the Company and third parties.
The unauthorized disclosure or misappropriation of certain of these secrets could allow third parties to offer products or services to compete with its or generally have a material adverse effect on Innate's business.
The structures put in place to protect Innate's trade and technical secrets do not constitute a guarantee that one or more of its trade and technical secrets will not be disclosed or misappropriated. The agreements or other arrangements to protect the Company's trade secrets may fail to provide the protection sought, or are breached, or that its trade secrets are disclosed to, or developed independently by, its competitors. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Unauthorized use of Innate's trademarks may generate confusion and result in costs and delays to the detriment of its marketing efforts.
Innate's trademarks are a key component of its identity and its products. Although the key components of its trademarks have been registered, notably in France and the United States, other companies in the pharmaceutical sector might use or attempt to use similar trademarks or components of the Company's trademarks, and thereby create confusion in the minds of third parties. Innate Pharma's registered trademarks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. In addition, there could be potential trademark infringement claims brought by owners of other trademarks that incorporate variations of Innate's registered or unregistered trademarks.
In the event the Company develops trademarks for products that conflict with intellectual property rights of third parties, Innate would then have to redesign or rename its products in order to avoid encroaching on the intellectual property rights of third parties. This could prove to be impossible or costly in terms of time and financial resources and could be detrimental to Innate's marketing efforts. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by the Company's intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect its business or permit it to maintain its competitive advantage. For example:
•others may be able to make products that are the same as or similar to Lumoxiti and its product candidates or utilize similar technology but that are not covered by the claims of the patents that the Company licenses or may own in the future;
•the Company, or its license partners or current or future collaborators, might not have been the first to make the inventions covered by the issued patent or pending patent application that the Company licenses or may own in the future;

•the Company, or its license partners or current or future collaborators, might not have been the first to file patent applications covering certain of its or their inventions;
•others may independently develop similar or alternative technologies or duplicate any of the Company's technologies without infringing its owned or licensed intellectual property rights;
•it is possible that the Company's owned or licensed pending patent applications will not lead to issued patents;
•issued patents that the Company holds rights to may be held invalid or unenforceable, including as a result of legal challenges by its competitors;
•its competitors might conduct research and development activities in countries where the Company does not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;
•the Company may not develop additional proprietary technologies that are patentable;
•the patents of others may harm the Company's business; and
•the Company may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third-party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on Innate's business, financial condition, results of operations, and prospects.

Risks Related to Ownership of the Company's Ordinary Shares and the ADSs
The trading price of Innate's equity securities may be volatile, and purchasers of its ordinary shares or ADSs could incur substantial losses.
It is likely that the price of the Company's ordinary shares and ADSs will be significantly affected by events such as announcements regarding scientific and clinical results concerning product candidates currently being developed by us, its collaboration partners or its main competitors, changes in market conditions related to its sector of activity, announcements of new contracts, technological innovations and collaborations by Innate or its main competitors, developments concerning intellectual property rights, as well as the development, regulatory approval and commercialization of new products by Innate or its main competitors and changes in its financial results.
Equity markets are subject to considerable price fluctuations, and often, these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, biotechnology companies’ share prices have been highly volatile and may continue to be highly volatile in the future. As the Company operates in a single industry, Innate is especially vulnerable to these factors to the extent that they affect its industry. Fluctuations in the stock market as well as the macro-economic environment could significantly affect the price of its ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for Innate Pharma's ordinary shares and ADSs may be influenced by many factors, including:
•actual or anticipated fluctuations in its financial condition and operating results;
•actual or anticipated changes in its growth rate relative to its competitors;
•competition from existing products or new products that may emerge;

•announcements by Innate or its competitors of significant acquisitions, strategic partnerships, joint ventures, collaborations or capital commitments;
•adverse results of delays in Innate's or any of its competitors’ preclinical studies or clinical trials;
•adverse regulatory decisions, including failure to receive regulatory approval for any of its product candidates;
•the termination of a strategic alliance or the inability to establish additional strategic alliances;
•failure to meet or exceed financial estimates and projections of the investment community or that the Company provides to the public;
•issuance of new or updated research or reports by securities analysts;
•fluctuations in the valuation of companies perceived by investors to be comparable to us;
•ordinary share and ADS price and volume fluctuations attributable to inconsistent trading volume levels of its ordinary shares and ADSs;
•price and volume fluctuations in trading of its ordinary shares on Euronext Paris;
•additions or departures of key management or scientific personnel;
•disputes or other developments related to proprietary rights, including patents, litigation matters and its ability to obtain patent and other intellectual property protection for its technologies;
•changes to coverage policies or reimbursement levels by commercial third-party payors and government payors and any announcements relating to coverage policies or reimbursement levels;
•announcement or expectation of additional debt or equity financing efforts;
•sales of its ordinary shares or ADSs by Innate, its insiders or its other shareholders; and
•general economic and market conditions.
These and other market and industry factors may cause the market price and demand for Innate's ordinary shares and ADSs to fluctuate substantially, regardless of its actual operating performance, which may limit or prevent investors from readily selling their ordinary shares or ADSs and may otherwise negatively affect the liquidity of the trading market for the ordinary shares and ADSs.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about Innate's business, the price of the ordinary shares or ADSs and their trading volume could decline.
The trading market for the ADSs and ordinary shares depends in part on the research and reports that securities or industry analysts publish about Innate or its business. As a public company in France since 2006, the Company's equity securities are currently subject to coverage by a number of analysts. If fewer securities or industry analysts cover its company, the trading price for the ADSs and ordinary shares would be negatively impacted. If one or more of the analysts who covers Innate downgrades Innate's equity securities or publishes incorrect or unfavorable research about Innate's business, the price of the ordinary shares and ADSs would likely decline. If one or more of these analysts ceases coverage of the Company or fails to publish reports on Innate regularly, or downgrades Innate's securities, demand for the ordinary shares and ADSs could decrease, which could cause the price of the ordinary shares and ADSs or their trading volume to decline.

The Company does not currently intend to pay dividends on its securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares and ADSs. In addition, French law (including any temporary measures taken in response to COVID-19 pandemic) may limit the amount of dividends the Company is able to distribute.
Innate has never declared or paid any cash dividends on its ordinary shares and do not currently intend to do so for the foreseeable future. The Company currently intends to invest its future earnings, if any, to fund its growth. Therefore, the holders of Innate's ordinary shares and ADSs are not likely to receive any dividends for the foreseeable future and the success of an investment in its ordinary shares and ADSs depends upon any future appreciation in value. Consequently, investors may need to sell all or part of their holdings of the ordinary shares or ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ordinary shares or ADSs will appreciate in value or even maintain the price at which Innate's shareholders have purchased them.
Further, under French law, the determination of whether the Company has been sufficiently profitable to pay dividends is made on the basis of its statutory financial statements prepared and presented in accordance with accounting standards applicable in France. Moreover, pursuant to French law, the Company must allocate 5% of its unconsolidated net profit for each year to its legal reserve fund before dividends, should the Company propose to declare any, may be paid for that year, until the amount in the legal reserve is equal to 10% of the aggregate nominal value of its issued and outstanding share capital. In addition, payment of dividends may subject Innate to additional taxes under French law. Therefore, Innate may be more restricted in its ability to declare dividends than companies that are not incorporated in France. See “Description of Share Capital—Key Provisions of Its Bylaws and French Law Affecting Its Ordinary Shares” for further details on the limitations on Innate's ability to declare and pay dividends and the taxes that may become payable by Innate if the Company elects to pay a dividend.
In addition, exchange rate fluctuations may affect the amount of euro that the Company is able to distribute, and the amount in U.S. dollars that its shareholders receive upon the payment of cash dividends or other distributions the Company declares and pays in euro, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.
Future sales, or the possibility of future sales, of a substantial number of Innate's ADSs or ordinary shares could adversely affect the market price of its ADSs and ordinary shares.
Future sales of a substantial number of Innate's ADSs or ordinary shares, or the perception that such sales will occur, could cause a decline in the market price of its ADSs and/or ordinary shares. Sales in the United States of Innate ADSs and ordinary shares held by its directors, officers and affiliated shareholders or ADS holders are subject to restrictions. If these shareholders or ADS holders sell substantial amounts of ordinary shares or ADSs in the public market, or the market perceives that such sales may occur, the market price of Innate's ADSs or ordinary shares and its ability to raise capital through an issue of equity securities in the future could be adversely affected.
The dual listing of Innate's ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.
Innate's ADSs are listed on Nasdaq, and its ordinary shares are admitted to trading on Euronext Paris. Trading of the ADSs or ordinary shares in these markets take place in different currencies (U.S. dollars on Nasdaq and euro on Euronext Paris), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and France). The trading prices of the Company's ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of Innate's ordinary shares on Euronext Paris could cause a decrease in the trading price of the ADSs on Nasdaq. Investors could seek to sell or buy Innate's ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both its share prices on one exchange, and the ordinary shares available for trading on the other exchange. In addition, holders of ADSs are not immediately able to surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs. The Company cannot predict the effect of this dual listing on the value of its ordinary shares and the ADSs. However, the dual listing of its ordinary shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.
The rights of shareholders in companies subject to French corporate law differ in material respects from the rights of shareholders of corporations incorporated in the United States.
The Company is a French company with limited liability. Its corporate affairs are governed by its bylaws and by the laws governing companies incorporated in France. The rights of shareholders and the responsibilities of members of Innate's Executive Board and of its Supervisory Board are in many ways different from the rights and obligations of shareholders in companies governed by the laws of U.S. jurisdictions. For example, in the performance of its duties, Innate's Executive Board is required by French law to consider the interests of Innate, its shareholders, its employees and other stakeholders, rather than solely Innate's shareholders and/or creditors. It is possible that some of these parties have interests that are different from, or in addition to, your interests as a shareholder or holder of ADSs. See “Item 16G.—Corporate Governance.”
U.S. investors may have difficulty enforcing civil liabilities against the Company and members of the Executive Board and the Supervisory Board.
Most of the members of Innate's Executive Board and Supervisory Board and the experts named therein are non-residents of the United States, and all or a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or Innate in the United States or to enforce judgments obtained in U.S. courts against them or Innate based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon these civil liability provisions. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if it does not seek to compensate the claimant for loss or damage suffered but is intended to punish the defendant. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters.

Innate's bylaws and French corporate law contain provisions that may delay or discourage a takeover attempt.
Provisions contained in the Company's bylaws and French corporate law could make it more difficult for a third-party to acquire the Company, even if doing so might be beneficial to its shareholders. In addition, provisions of its bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
•under French law, the owner of 90% of the share capital or voting rights of a public company listed on a regulated market in a Member State of the European Union or in a state party to the EEA Agreement, including from the main French stock exchange, has the right to force out minority shareholders following a tender offer made to all shareholders;
•under French law, a non-resident of France, as well as any French entity controlled by non-residents of France, may have to file a declaration for statistical purposes with the Bank of France (Banque de France) within 20 working days following the date of certain direct foreign investments in us, including any purchase of the Company's ADSs. In particular, such filings are required in connection with investments exceeding €15,000,000 that lead to the acquisition of at least 10% of the Company's share capital or voting rights or cross such 10% threshold;
•under French law, certain investments in a French company relating to certain strategic industries by individuals or entities not residents in a Member State of the EU are subject to prior authorization of the Ministry of Economy;
•a merger (i.e., in a French law context, a share for share exchange following which the Company would be dissolved into the acquiring entity and its shareholders would become shareholders of the acquiring entity) of the Company into a company incorporated in the European Union would require the approval of the Company's Executive Board, as well as a two-thirds majority of the votes held by the shareholders present, represented by proxy or voting by mail at the relevant meeting;
•a merger of the Company into a company incorporated outside of the European Union would require 100% of its shareholders to approve it;
•under French law, a cash merger is treated as a share purchase and would require the consent of each participating shareholder;
•Innate's shareholders may in the future grant the Company's Executive Board broad authorizations to increase Innate's share capital or to issue additional ordinary shares or other securities (for example, warrants) to Innate's shareholders, the public or qualified investors, including as a possible defense following the launching of a tender offer for Innate's ordinary shares;
•its shareholders have preferential subscription rights on a pro rata basis on the issuance by Innate of any additional securities for cash or a set-off of cash debts, which rights may only be waived by the extraordinary general meeting (by a two-thirds majority vote) of the Company's shareholders or on an individual basis by each shareholder;
•Innate's Supervisory Board appoints the members of the Executive Board and shall fill any vacancy within two months;
•Innate's Supervisory Board has the right to appoint members of the Supervisory Board to fill a vacancy created by the resignation or death of a member of the Supervisory Board for the remaining duration of such member’s term of office, and subject to the approval by the shareholders of such appointment at the next shareholders’ meeting, which prevents shareholders from having the sole right to fill vacancies on the Company's Supervisory Board;
•its Executive Board can be convened by the chairman of the Executive Board or other members of the Executive Board delegated for this purpose;
•its Supervisory Board can be convened by the chairman or the vice-chairman of the Supervisory Board. A member of the Executive Board or one-third of the members of the Supervisory Board may send a written request to the chairman to convene the Supervisory Board. If the chairman does not convene the Supervisory Board 15 days following the receipt of such request, the authors of the request may themselves convene the Supervisory Board;
•its Supervisory Board meetings can only be regularly held if at least half of its members attend either physically or by way of videoconference or teleconference enabling the members’ identification and ensuring their effective participation in the Supervisory Board’s decisions;
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
•transfers of shares shall comply with applicable insider trading rules and regulations, and in particular with the Market Abuse Regulation 596/2014 of April 16, 2014, as amended; and
•pursuant to French law, the Company's bylaws, including the sections relating to the number of members of the Executive and Supervisory Boards, and election and removal of members of the Executive and Supervisory Boards from office may only be modified by a resolution adopted by two-thirds of the votes of the Company's shareholders present, represented by a proxy or voting by mail at the meeting.
Purchasers of ADSs in the U.S. offering are not directly holding the Company's ordinary shares.
A holder of ADSs is not treated as one of Innate Pharma's shareholders and does not have direct shareholder rights. French law governs Innate's shareholder rights. The depositary, through the custodian or the custodian’s nominee, is the holder of the ordinary shares underlying ADSs held by purchasers of ADSs in the U.S. offering. Purchasers of ADSs in the U.S. offering have ADS holder rights. The deposit agreement among us, the depositary and purchasers of ADSs in the U.S. offering, as an ADS holder, and all other persons directly and indirectly holding ADSs, sets out ADS holder rights, as well as the rights and obligations of Innate and the depositary.
Your right as a holder of ADSs to participate in any future preferential subscription rights offering or to elect to receive dividends in shares may be limited, which may cause dilution to your holdings.
According to French law, if the Company issues additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of its shareholders (by a two-thirds majority vote) or individually by each shareholder. However, Innate's ADS holders in the United States will not be entitled to exercise or sell such rights unless the Company registers the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempted from registration under the Securities Act. Further, if the Company offers holders of its ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from Innate that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. The Company is under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, the Company may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in the Company's rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
You may not be able to exercise your right to vote the ordinary shares underlying your ADSs.
Holders of ADSs may exercise voting rights with respect to the ordinary shares represented by the ADSs only in accordance with the provisions of the deposit agreement. The deposit agreement provides that, upon receipt of notice of any meeting of holders of Innate's ordinary shares, the depositary will fix a record date for the determination of ADS holders who shall be entitled to give instructions for the exercise of voting rights. Upon timely receipt of notice from us, if the Company so requests, the depositary shall distribute to the holders as of the record date (i) the notice of the meeting or solicitation of consent or proxy sent by Innate and (ii) a statement as to the manner in which instructions may be given by the holders.
You may instruct the depositary of your ADSs to vote the ordinary shares underlying your ADSs. Otherwise, you will not be able to exercise your right to vote, unless you withdraw the ordinary shares underlying the ADSs you hold. However, you may not know about the meeting far enough in advance to withdraw those ordinary shares. If the Company asks for your instructions, the depositary, upon timely notice from us, will notify you of the upcoming vote and arrange to deliver its voting materials to you. The Company cannot guarantee you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares or to withdraw your ordinary shares so that you can vote them yourself. If the depositary does not receive timely voting instructions from you, it may give a proxy to a person designated by Innate to vote the ordinary shares underlying your ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote, and there may be nothing you can do if the ordinary shares underlying your ADSs are not voted as you requested.
You may be subject to limitations on the transfer of your ADSs and the withdrawal of the underlying ordinary shares.
Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may refuse to deliver, transfer or register transfers of your ADSs generally when the Company's books or the books of the depositary are closed, or at any time if the Company or the depositary thinks it is advisable to do so because of any requirement of law, government or governmental body, or under any provision of the deposit agreement, or for any other reason subject to your right to cancel your ADSs and withdraw the underlying ordinary shares. Temporary delays in the cancellation of your ADSs and withdrawal of the underlying ordinary shares may arise because the depositary has closed its transfer books or the Company has closed its transfer books, the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting or the Company is paying a dividend on its ordinary shares. In addition, you may not be able to cancel your ADSs and withdraw the underlying ordinary shares when you owe money for fees, taxes and similar charges and when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.
As a foreign private issuer, the Company is exempt from a number of rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company.
Innate is a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, it is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, the Company is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, the Company's Executive Board and Supervisory Board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Innate's securities. Moreover, while the Company currently makes annual and semi-annual filings with respect to its listing on Euronext Paris and file financial reports on an annual and semi-annual basis, it is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Accordingly, there is and will be less publicly available information concerning the Company than there would be if the Company was not a foreign private issuer.
As a foreign private issuer, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards and these practices may afford less protection to shareholders than they would enjoy if Innate complied fully with Nasdaq corporate governance listing standards.
As a foreign private issuer listed on Nasdaq, the Company is subject to their corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in France may differ significantly from Nasdaq corporate governance listing standards. For example, neither the corporate laws of France nor the Company's bylaws require a majority of its Supervisory Board members to be independent and although the corporate governance code to which the Company currently refers (the AFEP/MEDEF code) recommends that, in a widely-held company like its, a majority of the Supervisory Board members be independent (as construed under such code), this code only applies on a “comply-or-explain” basis and Innate may in the future either decide not to apply this recommendation or change the corporate code to which it refers. Furthermore, Innate includes non-independent members of the Supervisory Board as members of its compensation and nomination committee, and its independent Supervisory Board members do not necessarily hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. Currently, the Company intends to follow home country practice to the maximum extent possible. Therefore, Innate Pharma's shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of Innate's corporate governance practices, see “Item 16G.—Corporate Governance.”

The Company is an “emerging growth company” under the JOBS Act and is able to avail itself of reduced disclosure requirements applicable to emerging growth companies, which can make its ordinary shares ADSs less attractive to investors.
The Company is an “emerging growth company,” as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act, for complying with new or revised accounting standards. The Company will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
The Company cannot predict if investors will find the ordinary shares or ADSs less attractive because the Company may rely on these exemptions. If some investors find the ordinary shares or ADSs less attractive as a result, there may be a less active trading market for the ordinary shares or ADSs and the price of the ordinary shares or ADSs may be more volatile. Innate may take advantage of these exemptions until such time that Innate is no longer an emerging growth company. The Company would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which Innate Pharma has more than $1.07 billion in annual revenue; (2) the date the Company qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three year period, by Innate Pharma of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of its initial public offering of the ADSs.
The Company may lose its foreign private issuer status in the future, which could result in significant additional cost and expense.
While Innate currently qualifies as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the Company's next determination will be made on June 30, 2022. In the future, the Company would lose its foreign private issuer status if the Company to fails to meet the requirements necessary to maintain its foreign private issuer status as of the relevant determination date. For example, if more than 50% of its securities are held by U.S. residents and more than 50% of the members of its Executive Board or Supervisory Board are residents or citizens of the United States, Innate could lose its foreign private issuer status.
The regulatory and compliance costs to Innate under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs Innate incurs as a foreign private issuer. If the Company is not a foreign private issuer, Innate Pharma will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Company would be required under current SEC rules to prepare its financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, rather than IFRS, and modify certain of its policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of Innate's financial statements to U.S. GAAP would involve significant time and cost. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.

If the Company is a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
Based on Innate's analysis of its income, assets, activities and market capitalization for its taxable year ended December 31, 2021, the Company believes that it was not a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2021. However, there can be no assurance that Innate will not be a PFIC in the current year or for any future taxable year. Under the Code, a non-U.S. company will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. If Innate is a PFIC for any taxable year during which a U.S. holder (as defined below under “Item 10E.—Taxation – Material U.S. Federal Income Tax”) holds its ordinary shares or ADSs, the Company will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares or ADSs, regardless of whether the Company continues to meet the PFIC test described above, unless the U.S. holder makes a specified election once Innate ceases to be a PFIC. If the Company is a PFIC for any taxable year during which a U.S. holder holds its ordinary shares or ADSs, the U.S. holder may be subject to adverse tax consequences regardless of whether Innate Pharma continues to qualify as a PFIC, including ineligibility for any preferred tax rates on capital gains or on actual or deemed dividends, interest charges on certain taxes treated as deferred, and additional reporting requirements. For further discussion of the PFIC rules and the adverse U.S. income tax consequences in the event the Company is classified as a PFIC, see the section of this Annual Report titled “Item 10E.—Taxation– Material U.S. Federal Income Tax Considerations”
If a United States person is treated as owning at least 10% of Innate's ordinary shares, such holder may be subject to adverse U.S. federal income tax consequences.
If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of Innate's ordinary shares or ADSs, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in its group, if any. Innate Pharma group currently includes one U.S. subsidiary and, therefore, under current law its current non-U.S. subsidiary and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether the Company is treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether Innate makes any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a United States shareholder to significant monetary penalties. The Company cannot provide any assurances that it will furnish to any United States shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in Innate's ordinary shares or ADSs.

Item 4. Information on the Company.
A.    History and Development of the Company
Innate's legal name and commercial name is Innate Pharma S.A. The Company was incorporated under the laws of France on September 23, 1999 as a société par actions simplifiée and converted into a société anonyme, or S.A., on June 13, 2005. Innate's headquarters are located at 117, Avenue de Luminy, 13009 Marseille, France. In 2008, The Company incorporated its wholly-owned U.S. subsidiary, Innate Pharma Inc. In 2019, Innate Pharma's incorporated its wholly-owned French subsidiary, Innate Pharma France S.A.S (registered under number SIREN 844 853 119). Innate Pharma France S.A.S. was dissolved without liquidation on November 30, 2020 under article 1844-5 section 3 of the French Civil Code.
The Company is registered at the Marseille Business and Company Registry (Registre du commerce et des sociétés) under the number SIREN 424 365 336 RCS Marseille. Innate's telephone number at its principal executive offices is +33 4 30 30 30 30. Innate Pharma's wholly-owned U.S. subsidiary is located at 2273 Research Boulevard, Suite 350, Rockville, MD 20850, United States.
Innate's website address is www.innate-pharma.com. The reference to its website is an inactive textual reference only and information contained in, or that can be accessed through, its website is not part of this Annual Report. The U.S. Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Innate, that file electronically with the SEC.
Innate's capital expenditures in the years ended December 31, 2019, 2020 and 2021 primarily related to acquisitions and additional considerations linked to purchased licenses, and acquisitions of laboratory equipments. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
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
Innate Pharma has extensive experience in research and development in immuno-oncology, having been pioneers in the understanding of natural killer cells, or NK cells and benefited from leading antibody engineering capabilities, biology, and later expanding its expertise in tumor antigens targeting. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including six clinical product candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. Innate Pharma believes its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
The immune system is the body’s natural defense against invading organisms and pathogens and is comprised of two arms: the innate immune system and the adaptive immune system. Recent immunotherapy developments have focused on generating a tumor antigen-specific T cell response and have led to an unprecedented change in the treatment paradigm of many solid tumor cancers. Despite these successes, the breadth and durability of the clinical benefit achieved has been limited to a subset of patients and tumor types because of limited effect against solid tumors and toxicity. its innovative approach to immuno-oncology aims to broaden and amplify anti-tumoral immune responses by leveraging both the adaptive and the innate immune systems.

The innate immune system is comprised of a variety of cells, including NK cells, which are involved in anti-cancer immunosurveillance through a variety of modalities. Activation of the innate immune system also helps trigger the adaptive immune system to elicit a response directed against specific antigens and can provide durable immune memory. Innate's scientific expertise, strategic collaborations and discovery engine harness the potential of the innate immune system.
The Company is developing a pipeline of innovative immunotherapies that it believes have the potential to provide significant clinical benefits to cancer patients. the Company is also applying its clinical and preclinical pipeline, when relevant, to inflammatory disease. The following table summarizes Innate's current pipeline.
In addition to these product candidates, the Company has an active development pipeline with programs in the discovery and preclinical stages.
Innate Pharma's collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi allow Innate to leverage the expertise and resources of large pharmaceutical companies and research institutions with the goal of accelerating the development of several of Innate Pharma's product candidates while providing the Company with financing to expand the development of its proprietary product candidates. Over the last ten years the Company has received an aggregate of approximately $620 million in upfront and milestone payments and equity investments from its collaborations. Under Innate's existing collaboration and license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, the Company may be eligible to receive an aggregate of approximately up to $5.4 billion in future contingent payments. With respect to the programs for which Innate Pharma has an existing collaboration or similar agreement, future contingent payments are dependent upon Innate's achievement of specified development, regulatory and commercial related milestones. With respect to the programs for which Innate Pharma's collaborators have been granted an option, future contingent payments are dependent upon Innate's collaborators exercising such options, which would result in up-front option exercise fees, and upon its achievement of specific development and sales milestones in those particular programs. The aggregate $5.4 billion in future contingent payments assumes that its collaborators exercise all of the options the Company has granted to them and that Innate achieves all related development, clinical, regulatory and sales milestones.
The Company's Strategy
Innate's goal is to harness the immune system for the treatment of oncological conditions with serious unmet medical needs. By leveraging its extensive experience in immuno-oncology research and development, the Company strives to continue to discover and develop a broad and diversified portfolio of first and best-in class immunotherapies across various therapeutic modalities. The key elements of its strategy include:
•Drive near-term value with Innate's wholly owned product candidate, lacutamab
◦Execute the clinical development of its wholly owned product candidate, lacutamab, for the treatment of patients with cutaneous T cell lymphoma (CTCL), namely Sézary syndrome and Mycosis Fungoides, and patients with peripheral T cell lymphoma (PTCL).
•Advance its innovative R&D pipeline
◦Expand its pipeline of proprietary product candidates that target novel pathways in immuno-oncology using its internal development engine.
◦Drive the development of its proprietary portfolio, including the next generation asset NK cell engagers (NKCEs) through Innate's proprietary ANKET platform
•Build a sustainable business
◦Maximize the value of its partnered product candidates under its various collaboration, licence and option agreements, under which the Company has the potential to be eligible to receive up to an aggregate of approximately $5.4 billion in future contingent payments, including up-front option exercise fees and payments upon the achievement of specified development and sales milestones.
◦Invest in the ongoing clinical programs of monalizumab:
▪for the treatment of Squamous Cell Carcinoma of the Head and Neck (SCCHN), including the ongoing Phase 3 INTERLINK-1.
▪for the treatment of Non-small-cell lung carcinoma (NSCLC).
◦Continue to explore opportunities to accelerate the development of Innate's proprietary pipeline programs through additional collaborations.
◦Combine its disciplined business development strategy with its immuno-oncology research and development capabilities to further expand its product portfolio.

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
The Role of the Innate Immune System as a Modality for Cancer Therapies with Significant Potential
Cancer has historically been treated with surgery, radiation therapy, chemotherapy, targeted therapy, hormone therapy or a combination of these treatments that are directed at the tumor itself. More recently, advances in the understanding of the immune system’s role in cancer have led to immunotherapy becoming an important therapeutic modality, shifting the therapeutic target from the tumor to the host and focusing on the immune system and the tumor microenvironment (TME) in order to reactivate its immunosurveillance against cancer.
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
Innate's response to cancer: harnessing the innate immunity against cancer
The Company has developed a pipeline around the three main innovative strategies in modern immuno-oncology:
•The first of these strategies is to directly target cancer cells through an antibody targeting a tumor antigen and causing its destruction. Lacutamab and the NKCE format antibodies such as IPH6101/SAR443579 use this strategy.
•Another strategy, known as immuno-oncology, consists in unleashing the immune system. Innate Pharma has developed two approaches to immune-oncology:
◦Checkpoint inhibitors: the development of antibodies that target immune checkpoints has been one of the greatest advances in cancer treatment over the last 10 years. Notably, the current approved checkpoint inhibitors target the CTLA-4 and PD-1/PD-L1 pathways on T cells. These treatments have shown an ability to activate T cells, shrink tumors and improve patient survival in a broad range of tumors. The Company is developing broad spectrum checkpoint inhibitors targeting inhibitory checkpoints expressed on several cell types in order to potentially increase the breadth and quality of anti-tumor response. Innate's most advanced checkpoint inhibitor product candidate, monalizumab, is potentially a first-in-class, dual checkpoint inhibitor designed to activate both tumor-infiltrating NK cells and CD8+ T cells, likely resulting in increased effector functions and greater killing of the tumor by the immune system. The Company has partnered with AstraZeneca to develop this product which is currently being tested in Phase 3 trials.

◦Tumor’s microenvironment (TME): the TME can inhibit both innate and adaptive immune responses either by producing or degrading key metabolites or by recruiting suppressive cells, or both. For example, adenosine is one of the components of the TME that most broadly affects immune response. It is produced by the sequential degradation of extracellular adenosine triphosphate, or ATP, by the following two enzymes: first CD39, which degrades the ATP into adenosine monophosphate, or AMP, and then second, CD73, which impairs the AMP into adenosine. For this reason, this pathway has attracted significant development efforts that have been focused primarily on the downstream part of the adenosine degradation cascade, CD73 and the adenosine receptors. The Company is developing IPH5301, a potentially best-in-class anti-CD73 antibody, and have also focused on the upstream part of the cascade, CD39, in order to block the production of immunosuppressive adenosine and increase the pool of immuno-stimulatory extracellular ATP. The Company believes this approach is also potentially mechanistically synergistic with many therapies such as checkpoint inhibitor, tumor-targeting product etc., as shown by the results of the COAST study, where AstraZeneca's anti-CD73 oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC).
The Company is using its leading antibody engineering capabilities to generate classic antibody formats as well as innovative first-in-class antibody-derived drug candidates and synthetic molecules such as NKCEs from Innate's ANKET platform, to harness the anti-tumor activity of NK cells.
Antigen-targeting antibody development is highly dependent upon several factors, including the pattern of expression of the target and the intended mechanism of action. the Company is targeting tumor antigens that are generally highly-expressed in tumor tissues but poorly-expressed in healthy tissues in order to develop product candidates through two approaches:
•Innate's most advanced proprietary program, lacutamab, is a potentially first-in-class tumor-targeting antibody targeting KIR3DL2, seeking to induce the killing of cells expressing the tumor antigen. The Company is developing lacutamab for the treatment of various forms of T cell lymphoma (TCL), such as CTCL, including its aggressive subtype, Sézary syndrome, and PTCL.
•The Company has also developed a proprietary technological platform, named ANKET (for Antibody-based NK cell Engager Therapeutics), which develops multi-specific antibody formats that leverage an activating receptor, NKp46. Its multi-specific antibodies co-engage NKp46, with or without CD16, a tumor antigen and depending on the need, a variant of the interleukin-2 (IL-2v) molecule. This approach has the potential to more effectively mobilize NK cells than anti-tumor cytotoxic antibodies because, in the TME of many solid tumors, CD16, the receptor mediating the killing of tumor cells by IgG1 antibodies, can be downregulated on NK cells whereas NKp46 expression is conserved on tumor-infiltrating NK cells.

Innate Pharma's Product Pipeline
Lacutamab (IPH4102), a Tumor Targeting Anti-KIR3DL2 Antibody
a.Mechanism & Rationale
The Company is developing its wholly owned product candidate lacutamab for the treatment of certain subtypes of T-Cell Lymphoma (TCLs), including Cutaneous T-Cell Lymphoma (CTCL) and Peripheral

T-Cell Lymphoma (PTCL). Lacutamab is designed to bind to the KIR3DL2 receptor and to kill cancer cells by Antibody Directed Cell Cytotoxicity (ADCC), as illustrated in the following figure.
KIR3DL2 is a receptor of the Killer Immunoglobulin like Receptor (KIR) family. In its preclinical studies, the Company has observed that KIR3DL2 is not expressed on healthy tissues, except on a subset of NK cells (36%) and T cells (12% of CD8+ and 4% of CD4+) (IPH internal data). In addition, KIR3DL2 is expressed in T-cell lymphoma. 65% of CTCL patients express KIR3DL2 with approximately 50% of patients with MF, the most common type of CTCL expressing KIR3DL2 (Battistella, 2017). This frequency increases for the most aggressive CTCL subtypes, including 90% of Sézary syndrome (Roelens, 2019). Lastly, approximately 50% of patients with PTCL also express KIR3DL2 (Cheminant, ICML Meeting, 2019).
In January 2019, the Food and Drug Administration (FDA) granted lacutamab Fast Track Designation for the treatment of adults with relapsed/refractory (r/r) Sézary syndrome who have received at least two prior systemic therapies. In November 2020, Innate Pharma received Priority Medicines (PRIME) designation from the EMA for lacutamab, for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies. Lacutamab has also been granted orphan drug designation by the FDA and orphan designation by the EMA for the treatment of CTCL. The US Fast-Track and EU PRIME designations support the potential for lacutamab to benefit Sézary Syndrome patients in need of new treatment options. The ongoing Phase 2 TELLOMAK trial, initiated in May 2019, continues to evaluate lacutamab in different subtypes of TCL. In addition, two PTCL trials were initiated in 2021: a Phase 1b monotherapy study sponsored by Innate Pharma and a Phase 2 study evaluating the combination of lacutamab and GemOx sponsored by the LYSA group. These PTCL studies are an important element of the life-cycle of lactuamab.

b.Indication
i.Cutaneous T Cell Lymphoma
CTCL is a heterogeneous group of non-Hodgkin’s lymphomas that are characterized by the abnormal accumulation of malignant T cells, primarily in the skin. CTCL accounts for approximately 4% of all non-Hodgkin’s lymphomas and has a median age at diagnosis of 55 to 60 years (Dobos, 2020; Fuji, 2020). There are approximately 2,200-4,000 new CTCL cases diagnosed per year in Europe and the United States combined (SEER Cancer Statistics Review 1975-2017; Dobos, 2020; Zhang, 2019; Gilson, 2019). The most common type of CTCL is mycosis fungoides, or MF, accounting for approximately half of all

CTCLs (Dobos, 2020, Bradford, 2009). Sézary syndrome, characterized by the presence of lymphoma cells in the blood, is a CTCL subtype with a particularly poor prognosis. The following table outlines the most common CTCL types, their frequency as a percentage of all cases of CTCL (Dobos, 2020), and the prognosis (WHO-EORTC classification 2018 : Willemze, 2019).

CTCL Type	Frequency (%) Worldwide	5-year disease-specific survival (%)
Mycosis fungoides	62	88
Primary cutaneous CD30+ lympho-proliferative disorders	16	95-99
Primary cutaneous CD4+ small/medium T-cell lymphoproliferative disorder	2	100
Mycosis fungoides variants	6	75-100
Sézary syndrome	3	36
Patients with advanced CTCL have a poor prognosis with few therapeutic options and no standard of care. Treatment generally includes skin-directed therapies, such as topical corticosteroids, and systemic treatments, such as steroid drugs and interferon, for patients with more advanced disease or for whom skin-directed therapies failed. There are several approved agents for the treatment of CTCL:
•Bexarotene, approved by FDA in 1999, for use in patients with advanced stage of MF who are refractory to at least one prior systemic therapy
•Vorinostat, approved by FDA in 2006 for the treatment of cutaneous manifestations of CTCL in patients with progressive, persistent, or recurrent disease on or following two systemic therapies
•Denileukin diftitox (DD) approved by the FDA in 2008 for patients with resistant and recurrent CTCL
•Romidepsin, approved by FDA in 2009 for patients with CTCL who have received at least one prior systemic therapy
•Brentuximab vedotin (marketed as Adcetris), was approved by the FDA in 2017 for the treatment of patients with primary cutaneous anaplastic large cell lymphoma, or pcALCL, or CD30-expressing MF who have received prior systemic therapy. In Europe, brentuximab vedotin is indicated for the treatment of adult patients with R/R CD30+ CTCL who require systemic therapy.
•Mogamulizumab (marketed as Poteligeo), was approved by the FDA in 2018 and the EMA for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy.
In general, treatment guidelines distinguish CTCL by clinical appearance and localization, histological subtype, extent and type of extracutaneous disease, aggressiveness and response to previous treatment. Most patients are not suitable for stem cell transplantation due to their age and/or comorbid conditions. Although brentuximab vedotin and mogamulizumab represent recent progress in the treatment of CTCL, they are still associated with the safety and efficacy limitations observed in their respective clinical trials. Further, even with these options, the vast majority of these treated patients eventually relapse and the overall survival rate remains poor, which translates to unmet needs that lacutamab aims to address.

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
Irrespective of the specific regimen used (single agent chemotherapy or combination chemotherapy including Gemcitabine and Oxaliplatin, usually referred to as GemOx), patients with R/R PTCL typically experience a poor outcome, with a median progression-free survival and overall survival of 3.1 months and 5.5 months, respectively (Mak, 2013).
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
Despite these approvals, current treatment guidelines (NCCN 2021) recommend participation in a clinical trial as a preferred option for patients with relapsed PTCL after first line treatment. If clinical trials are not available, a chemotherapy combination of gemcitabine and oxaliplatin, or GemOx, is listed as one of the preferred treatment combinations (ESMO Lymphoma Guidelines). Several studies have been published on the role of GemOx in patients with relapsed lymphoma and it is one of the most widely used regimens for this patient population in the United States, Europe and Asia (Mounier, 2013; Yamaguchi, 2012).

c.Clinical Trials
Below is a summary of the clinical trials of lacutamab.

Trial	Status	Sponsor	Number of Patients in Trial	Regimen	Indication(s)
Phase 1	Completed	Innate Pharma	44	Monotherapy	Advanced CTCL (SS, MF)
Phase 2 (TELLOMAK)	Ongoing	Innate Pharma	up to 160	Monotherapy	Sézary syndrome and MF
Phase 1b	Planned	Innate Pharma	20 initially + 20 depending on preliminary data	Monotherapy	relapse PTCL that express KIR3DL2
Phase 2 (KILT)	Ongoing	LYSA	56	Lacutamab + GemOx vs GemOx	relapse/refractory PTCL that express KIR3DL2
i.Phase 1 Clinical Trial - CTCL
In November 2015, the lacutamab Phase 1 dose-escalating and cohort expansion clinical trial was initiated to evaluate lacutamab for the treatment of advanced CTCL. The trial was completed in April 2020, and enrolled 44 patients, including 35 patients with Sézary syndrome, eight patients with mycosis fungoides and one patient with CD4+ TCL not otherwise specified. The primary objective of the trial was to evaluate lacutamab safety, and to identify dose limiting toxicities (DLTs) and the maximum tolerated dose. Data from this trial were presented at the 2018 meeting of the American Society of Hematology, and reported in Lancet Oncology in 2019 by Bagot et al. The Company reported clinical activity in the subgroup of 35 Sézary syndrome patients, including an observed overall response rate of 42.9%, median duration of response of 13.8 months, median progression-free survival of 11.7 months and approximately 90% of patients experienced an improved quality of life. The overall response rate appeared to be higher (53.6%) in the 28 patients with no histologic evidence of large cell transformation. Clinical activity was associated with a substantial improvement in quality of life as assessed by the Skindex29 and Pruritus Visual Analog Scale scores. In a post-hoc analysis of seven patients with Sézary syndrome who were previously treated with mogamulizumab, three (43%) achieved a global overall response and three others had stable disease as best response. The remaining patient had a progressive disease. The median duration of response in these patients was 13.8 months and median progression-free survival was 16.8 months.
Lacutamab was generally well tolerated. The most common AEs were peripheral edema (27%) and fatigue (20%), all of which were grade 1 or 2. Lymphopenia was the most frequent IPH4102-related adverse event and occurred in six (14%) patients (three (7%) grade 3). One patient developed possibly treatment-related fulminant hepatitis six weeks after lacutamab discontinuation and subsequently died. However, the patient had evidence of human herpes virus-6B infection. Six possibly treatment-related, grade 3 or above adverse events were observed in five patients (11%) and only four patients (9%) stopped treatment as a result of an adverse event. One patient stopped treatment because of grade 2 peripheral neuropathy, one patient stopped treatment because of grade 3 general malaise, one patient because of grade 3 skin pain and one patient stopped treatment because of several adverse events, including renal injury, respiratory failure, dysphagia and sepsis.
ii.Phase 2 Clinical Trial (TELLOMAK) - CTCL
In May 2019, the Company initiated a global, open-label, multi-cohort Phase 2 clinical trial, known as TELLOMAK. This clinical trial is being conducted at 39 sites within the United States and Europe

(France, Italy, Spain, Germany, Belgium, Poland and Austria). The trial aims to evaluate the efficacy and safety of lacutamab in patients with advanced T-cell Lymphoma. Approximately 160 patients will be recruited for the trial, approximately 60 patients with Sézary syndrome who have received at least two prior treatments (Cohort 1), and approximately 100 patients with MF who have received at least two prior systemic therapies. The initial MF cohorts 2 and 3 recruited KIR3DL2 expressing and non-expressing patients respectively based on an IHC assay for use on frozen tissue. The cohorts were designed using Simon 2-stage approach which pre-defined an efficacy threshold in Stage 1 before continuing to stage 2. While Cohort 2 continues to Stage 2, the pre-specified threshold for Cohort 3 was not met, and was therefore closed in March 2022. In order to satisfy regulatory requirements for a Companion Diagnostic, required for diagnostic registration and launch, the Company announces the opening of a new mycoides fungoides (MF) all-comers cohort in the TELLOMAK study. The following graphic depicts the latest trial design :

The primary endpoint of the trial is objective response rate, measured using the 2011 Olsen criteria for CTCL. Key secondary measures include incidence of treatment-emergent AEs, the effect of skin disease on quality of life as measured by the Skindex29 questionnaire, pruritus as measured by the Visual Analog Scale, progression-free survival and overall survival. The results of the dedicated Sézary syndrome cohort may support a future BLA submission to the FDA.
The TELLOMAK study experienced some supply issues which lead to clinical hold, now resolved and summarized below;
•November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including lacutamab. The company also filed for bankruptcy.
•Discussions were held with US and European national regulatory authorities regarding GMP deficiencies resulting in a suspension of enrollment of new patients into TELLOMAK from December 2019.

•In January 2020, the TELLOMAK trial in Sézary syndrome and MF in France and in the United Kingdom, was reactivated following authorization by the respective national authorities. In June 2020, the FDA lifted the partial clinical hold placed on the TELLOMAK phase 2 clinical trial, based on a quality assessment of a new GMP-certified batch successfully manufactured for the lacutamab clinical development program, including the TELLOMAK trial. Regulatory agencies in Spain, Germany and Italy also lifted, in the third quarter of 2020, their partial clinical holds on the TELLOMAK trial, enabling Innate to resume recruitment of the trial in these countries.
Importantly, there were no safety issues related to the trial medication. This is consistent with the review conducted by the Independent Data Monitoring Committee (IDMC), which concluded there were no safety issues related to lacutamab, and the product appeared to be well-tolerated among current patients enrolled in the trial. Lacutamab fill and finish manufacturing operations were transferred to alternative CMOs.
In February 2021, the Company announced that lacutamab demonstrated a positive early signal in Cohort 2 testing lacutamab in KIR3DL2 expressing MF patients in the TELLOMAK trial. This cohort reached the pre-determined number of responses needed to advance to stage 2, allowing the Company to recruit additional patients.
The preliminary data from cohorts 2 and 3 were presented at the ICML and EORTC congresses in July and October 2021 respectively. Of note, the preliminary data concluded:
•In MF patients, KIR3DL2 expression ≥ 1% appears to be more associated with advanced stage disease and blood and lymph node involvement compared to KIR3DL2 expression < 1%.
•Lacutamab showed high level of clinical response in MF patients with KIR3DL2 expression ≥ 1% with six global responses (four confirmed and two not confirmed at time of DCO but confirmed thereafter) in 17 patients with a median follow-up of 4.8 months. Expansion to stage 2 is underway.
•In MF patients with KIR3DL2 expression < 1%, expansion to stage 2 would be triggered only if one additional confirmed response is observed during follow-up.
•Lacutamab shows favorable safety profile in MF, with no relevant skin toxicities observed.
•Long-term follow-up is required to provide mature conclusions on duration of response and progression free survival.
In March 2022, the Company announced the opening of a new mycoides fungoides (MF) all-comers cohort in the TELLOMAK study. The all-comers cohort will recruit both KIR3DL expressors and non-expressors to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay as a companion diagnostic. The cohort is designed to satisfy regulatory requirements for companion diagnostic development and registration. The KIR3DL2 non-expressing Cohort 3 has been closed to recruitment. As per the Simon 2-stage design, the number of responses to move to stage 2 was not reached, as such, recruitment into this cohort is stopped. Cohort 3 included KIR3DL2 non-expressing patients assigned via a KIR3DL2 immunohistochemistry assay for use on frozen biopsy samples and as a tool for stratification.
Further preliminary efficacy data from the TELLOMAK trial for mycosis fungoides and Sézary syndrome are anticipated in 2022.
iii.Clinical Trials in PTCL
The Company has launched a multi-pronged strategy to evaluate lacutamab in KIR3DL2 expressing PTCL.

A company-sponsored multi center phase 1b monotherapy trial evaluating lacutamab in relapsing KIR3LD2 expressing PTCL patients. This trial will recruit patients in the United States. Approximately 20 patients will be initially included in the study, and 20 more may be added based on safety and preliminary level of clinical activity. The primary endpoint is safety.
Lacutamab is also being evaluated by LYSA, the Lymphoma Study Association, in an investigator-sponsored randomized phase 2 study in relapsed/refractory KIR3DL2 expressing PTCL patients, to evaluate lacutamab in combination with GemOx versus GemOx alone. This study, named KILT (anti-KIR in T-Cell Lymphoma), aims to recruit 56 patients in Europe. The primary endpoint is clinical activity.
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
b.Rationale for combinations with monalizumab
The Company is primarily focused on investigating monalizumab in combination with other approved anti-cancer agents, including:
•Cetuximab, an antibody directed against EGFR, is used for the treatment of metastatic colorectal cancer (CRC) and SCCHN. In preclinical models, cetuximab has been observed to bind to EGFR on tumor cells and thereby trigger ADCC by NK cells. However, the efficacy of ADCC is inhibited by NKG2A engagement with HLA-E. Innate's preclinical data support its hypothesis that monalizumab, by blocking the binding of NKG2A to HLA-E, could enhance the therapeutic activity of cetuximab.

•Durvalumab is an antibody directed against PD-L1. PD-L1 and HLA-E are both up-regulated on many cancer cells, and they have both been observed to suppress tumor immune response and contribute to tumor progression. Innate Pharma's preclinical data support its hypothesis that a monalizumab and durvalumab combination therapy may result in a greater anti-tumor immune response than durvalumab alone by blocking both the PD-1/PD-L1 and the NKG2A/HLA-E inhibitory pathways.
The specificity of the combination of cetuximab and monalizumab is produced by the dual targeting of both activating receptors and inhibitory receptors. Immune checkpoint inhibitors unleash lymphocytes by blocking inhibitory receptors and rely on endogenous activating receptors expressed on these lymphocytes to mediate the attack of the tumor cells. In contrast, the Company believes the combination of cetuximab and monalizumab will not only unleash NK cells by blocking the inhibitory function of NKG2A, but also trigger NK cell cytotoxicity via the recognition of cetuximab-coated tumor cells through the CD16 receptor. The following illustration depicts the way in which monalizumab, in combination with cetuximab or durvalumab, is designed to result in greater anti-tumor activity.

Blockade of one checkpoint pathway to potentiate NK cell activation
Combined blockade of non-redundant checkpoint pathways to unleash NK and T cells
Tumor cell
HLA-E
Monalizumab
HLA-E
EGFR
PD-L1
Monalizumab
NKG2A
Inhibition
CD16
Cetuximab
Activation
NK cell
Durvalumab
PD-1
Inhibition
NKG2A
Inhibition
NK cell
CD8⁺ T cell

The rationale for these combinations is further supported by the favorable tolerability profile of monalizumab that the Company observed in preclinical studies and earlier clinical trials, suggesting that monalizumab is generally not expected to negatively impact the safety profile of the combination partner drugs.

c.Indication
Monalizumab is being evaluated in clinical trials in head and neck, lung and other cancer indications. Innate has been responsible for the conduct of the IPH2201-203 study in head and neck squamous cell carcinoma, while AstraZeneca is conducting all other trials (except for the External Sponsored studies).
In head and neck cancer, monalizumab is currently evaluated in combination with cetuximab in a Phase 3 trial. In lung cancer, AstraZeneca is conducting a randomized phase 2 study in unresectable Stage III NSCLC (COAST) and announced plans to initiate a Phase 3 trial of monalizumab or oleclumab plus durvalumab in unresectable, Stage III NSCLC setting for patients who had not progressed after concurrent chemoradiation therapy. Separately, in resectable early-stage NSCLC, AstraZeneca has conducted a randomized phase 2 trial with neoadjuvant treatment (NeoCOAST) and announced plans to start a Phase 2 trial (NeoCOAST-2), with neoadjuvant and adjuvant treatment, that includes an arm with durvalumab in combination with chemotherapy and monalizumab.
Lung cancer is the leading cause of cancer death, accounting for about one-third of all cancer deaths. In 2020, an estimated 2.2 million people were diagnosed with lung cancer worldwide. 80-85% are classified as NSCLC. Stage III NSCLC represents approximately one quarter of NSCLC incidence. In 2018, the FDA approved durvalumab for patients with unresectable stage III NSCLC whose disease has not progressed following concurrent platinum-based chemotherapy and radiation therapy. However, there is still a need for new treatment options to further increase the potential for cure in this setting.
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
For first‑line (1L) treatment of R/M SCCHN, the EXTREME regimen (combination of cetuximab with platinum and fluorouracil (5-FU) followed by cetuximab until progression or intolerance) has been the standard of care in the European Union and the USA. Recently, pembrolizumab received United States Food and Drug Administration (FDA) approval as a single agent for the 1L treatment of patients with metastatic or with unresectable, recurrent SCCHN whose tumors express programmed cell death ligand-1 (PD‑L1; combined positive score [CPS] ≥ 1) or in combination with platinum and 5-FU for the 1L treatment of patients with R/M SCCHN regardless of the tumor PD-L1 status.
For second-line treatment of patients with R/M SCCHN progressing after platinum-based therapy, cetuximab was approved by the FDA in 2006. In 2016, the FDA granted approval to pembrolizumab (under accelerated approval) and another PD-1 inhibitor, nivolumab in patients with R/M SCCHN with disease progression on or after platinum therapy.
However, many patients continue to fail to respond to these treatments and outcomes in patients with SCCHN remain poor. Treatment for patients with R/M SCCHN who progress after receiving a PD-1 inhibitor, such as pembrolizumab/nivolumab monotherapy or pembrolizumab in combination with platinum-based chemotherapy, is not clearly defined in the 1L or 2L setting. As no treatment strategies in the immunotherapy-refractory disease setting are currently approved, there is a large unmet need for new treatment options in patients who have progressed after receiving an immune checkpoint inhibitor (anti-PD-1).

d.Clinical Development Plan
i.Overview
Monalizumab is being investigated for the treatment of NSCLC, SCCHN and other tumor types. Below is a summary of ongoing clinical trials in oncology that Innate Pharma or its collaborator, AstraZeneca, are conducting, as well as investigator-sponsored trials, that are evaluating monalizumab

Phase	NCT Number	Other ID	Sponsor	Estimated enrollment	Estimated Study Start Date	Interventions	Conditions	Primary Outcome Measures
Phase 3	NCT05221840	PACIFIC-9 D9078C00001	AstraZeneca	1000	February 18, 2022	Durvalumab + Oleclumab vs Durvalumab + Monalizumab vs Durvalumab + placebo	Locally Advanced (Stage III), Unresectable Non-small Cell Lung Cancer (NSCLC) Who Have Not Progressed Following Definitive, Platinum-Based Concurrent Chemoradiation Therapy	Progression Free Surival
Phase 3	NCT04590963	INTERLINK-1 D7310C00001	AstraZeneca	624	October 2, 2020	Monalizumab + Cetuximab vs Cetuximab + Placebo	R/M SCCHN post IO, post platinum	Overall Survival in HPV-unrelated participants
Phase 1 Phase 2	NCT02643550	IPH2201-203	Innate Pharma	143	December 2015	Phase 1b: Dose escalation (monalizumab + Cetuximab)	R/M SCCHN post platinum	Occurrence of Dose Limiting Toxicities
						Phase 2: Expansion cohort 1 (monalizumab + Cetuximab)	R/M SCCHN post platinum	Objective Response Rate
						Phase 2: Expansion cohort 2 (monalizumab + Cetuximab)	R/M SCCHN post IO, post platinum	
						Phase 2: Expansion cohort 3 (monalizumab + Cetuximab + Durvalumab)	R/M SCCHN IO naive	
Phase 2	NCT03088059	UPSTREAM EORTC-1559-HNCG|2017-000086-74	European Organisation for Research and Treatment of Cancer - EORTC	340	November 16, 2017	Cohort I1 (monalizumab)	R/M SCCHN	Progression Free Survival Rate at week 16 Objective response Rate at week 16
						Cohort I2 (randomized between monalizumab + durvalumab or the standard	R/M SCCHN PD(L)1 pretreated	
Phase 2	NCT03822351	COAST D9108C00001	AstraZeneca	189	December 19, 2018	Durvalumab alone vs durvalumab in combination with novel agents (including Monalizumab)	locally advanced, unresectable, Stage III non-small cell lung cancer	Objective Response rate as a measure of antitumor activity of durvalumab alone vs durvalumab in combination with novel agents
Phase 2	NCT05061550	NeoCOAST-2 D9108C00002	AstraZeneca	140	December 20, 2021	Neoadjuvant Durvalumab in combination with chemotherapy and Oleclumab or Monalizumab and adjuvant treatment	Resectable Early Stage Non Small Cell Lung Cancer	Number of participants with pathological complete response (pCR) Number of participants with adverse events (AEs) and serious adverse events (SAEs)
Phase 2	NCT03833440	PIONeeR 2018-21|2018-000914-39	APHM	120	October 8, 2019	Durvalumab combined with experimental precision immunotherapies (including Monalizumab)	Advanced Non-small Cell Lung Cancer Patients With PD-1 ICI Resistance	12-week Disease Control Rate
Phase 1	NCT02921685	PIRAT-IPC 2015-018	Institut Paoli-Calmettes	18	November 28, 2016	Monalizumab	Hematologic Malignancies	Occurence ratio of dose-limiting toxicity
Phase 2	NCT04307329	MIMOSA N19MIM	The Netherlands Cancer Institute	38	March 23, 2021	Monalizumab + Trastuzumab	Breast Cancer	Response

ii.Clinical Development Plan in Lung Cancer
AstraZeneca is conducting a randomized trial investigating durvalumab alone or in combination with either oleclumab (anti-CD73 monoclonal antibody) or monalizumab (anti-NKG2A monoclonal antibody) in patients with locally advanced, unresectable Stage III NSCLC who had not progressed after chemoradiotherapy (CRT). In September 2021, AstraZeneca announced its plans to initiate a Phase 3 trial for both combinations of monalizumab or oleclumab plus durvalumab in unresectable, Stage III NSCLC setting for patients who had not progressed after concurrent chemoradiation therapy.
Separately, AstraZeneca has evaluated the effectiveness and safety of neoadjuvant durvalumab alone or in combination with monalizumab or oleclumab in subjects with resectable, early-stage (Stage I [>2cm] to IIIA) non-small cell lung cancer (NeoCOAST) and announced plans to start a Phase 2 trial, NeoCOAST-2, with neoadjuvant and adjuvant treatment, that includes an arm with durvalumab in combination with chemotherapy and monalizumab.
iii.Clinical Development Plan in Head and Neck Cancer
Innate and AstraZeneca have evaluated monalizumab in combination with cetuximab in R/M SCCHN IO naïve or IO pretreated in a Phase 1b/2 study (IPH2201-203). Based on the results and the unmet need in the IO-pretreated population, AstraZeneca and Innate elected to advance this program to a Phase 3 study (INTERLINK-1). Dosing of the first patient in this trial has triggered a $50 million milestone payment from AstraZeneca to Innate in October 2020, and Innate will receive a $50 million payment after the interim analysis demonstrates the combination meets a pre-defined threshold of clinical activity. All other potential development and commercial milestones related to the agreement remains unchanged. Innate and AstraZeneca are pursuing the evaluation of monalizumab in combination with cetuximab and durvalumab in R/M SCCHN IO naïve in the Phase 2 portion of the IPH2201-203 study.

•IPH2201-203

IPH2201-203 is an open-label, Phase 1b/2 clinical trial in combination with cetuximab and/or durvalumab in patients with R/M SCCHN. This study is sponsored by Innate Pharma. It includes:
•a Phase 1b dose-escalation portion
•a Phase 2 portion comprising three expansion cohorts:
◦Cohort 1, which enrolled 43 patients, evaluated the combination of monalizumab and cetuximab in patients with R/M SCCHN who had been previously treated with chemotherapy alone or chemotherapy followed by checkpoint inhibitors;
◦Cohort 2, which enrolled 41 patients and is evaluating the combination of monalizumab and cetuximab in patients with R/M SCCHN who have received a maximum of two prior systemic regimens in the R/M setting and with prior exposure to a PD-(L)1 inhibitor (who Innate refers to as IO-pretreated patients); and
◦Cohort 3, which enrolled 40 patients, began recruiting in April 2019 and is evaluating the combination of monalizumab, cetuximab and durvalumab in IO-naïve patients with R/M SCCHN.
•INTERLINK-1
INTERLINK-1 is a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab vs. placebo and cetuximab that will enroll 624 patients with recurrent or metastatic head and neck squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”). This study is conducted by AstraZeneca. The primary endpoint is overall survival, defined as the time from the date of randomization until date of death due to any cause, in HPV-unrelated participants.

e.Clinical Results
i.Lung Cancer: Phase 2 COAST Study
In September 2021, AstraZeneca presented a late-breaker abstract on the randomized COAST Phase 2 trial in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) at the European Society for Medical Oncology (ESMO) Congress. The presentation highlighted progression-free survival (PFS) and overall response rate (ORR) results for durvalumab in combination with monalizumab, Innate’s lead partnered asset, and oleclumab, AstraZeneca’s anti-CD73 monoclonal antibody. After a median follow-up of 11.5 months, the results of an interim analysis showed a 10-month PFS rate of 72.7% for durvalumab plus monalizumab, versus 39.2% with durvalumab alone in unresectable, Stage III NSCLC patients following chemoradiation therapy. The results also showed an increase in the primary endpoint of confirmed ORR for durvalumab plus monalizumab over durvalumab alone (36% vs. 18%).
ii.Lung Cancer: Phase 2 NeoCOAST Study
In March 2022, the Phase 2 NeoCOAST study assessing the safety and efficacy of neoadjuvant durvalumab in combination with chemotherapy and oleclumab or monalizumab and adjuvant treatment in participants with resectable, early-stage non-small cell lung cancer has been accepted for an oral presentation on 11 April 2022 at the Annual Meeting 2022 of the American Association for Cancer Research (AACR).”

iii.Head and Neck Cancer: IPH2201-203 Study
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
As of April 30, 2019, 40 patients were enrolled globally. The monalizumab and cetuximab combination demonstrated an acceptable safety profile. The trial was declared positive, as the required predefined number of at least eight responses was reached with an ORR of 27.5% (36% and 17% in IO naïve and IO pretreated patients, respectively). With a median follow-up of 17 months (mo), median OS is 8.5 mo with a trend for improved survival in IO-pretreated pts (14.1 mo in IO-pretreated patients and 7.8 in IO naïve patients, respectively) and 12 mo OS rate of 44% (60% in IO-pretreated and 32% in IO naïve patients, respectively). The following figures show PFS and OS in all patients and by previous IO.

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
Months

Overall Survival

No prior IO [N = 22; Median = 7.8 (6.9–15.8) mo]
Prior IO [N = 18; Median = 14.1 (8.0– NA) mo]
Months

An additional cohort of 40 patients (expansion cohort 2) with R/M SCCHN who have received both platinum-based chemotherapy and anti-PD(L)1 has been conducted to confirm the preliminary results observed in this subgroup, a population with a continued high unmet medical need. These results were presented at the SITC conference in 2018.

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
The monalizumab and cetuximab combination therapy demonstrates a good safety profile and promising activity in R/M SCCHN post platinum and post anti-PD-(L)1 where no treatment options were currently approved. In this population with a high medical need, the Company observed a high response rate of 20% and promising 6- and 12-month OS of 80% and 33% with monalizumab combined with cetuximab. These results were presented at the ESMO IO conference in 2020.
Based on these results, a randomized Phase 3 trial, INTERLINK-1, is underway to evaluate the combination monalizumab + cetuximab versus cetuximab + placebo in R/M SCCHN post platinum and post anti-PD-(L)1 patients.
•Phase 2: Expansion cohort 3
As of August 1, 2021, 40 patients were enrolled in the cohort 3 evaluating monalizumab, cetuximab and durvalumab in first line treatment of R/M SCCHN. Median follow-up was 16.3 months (4.4-25.7); 13 patients had a confirmed response, ORR=32.5% [95%CI: 20-48], including three complete responses. Median time to response was 1.8 months [1.6-3.7]. 6/13 responders were still on treatment, with median duration of response not yet reached [7.1-NR]. Median PFS was 6.9 months [4.4-9.3], and 12 months OS was 59% [45-77].
Evaluation of the activity according to CPS status was performed as an exploratory analysis. In the subset analysis, the relatively low N should be noted. Further follow-up and analysis is needed.
As a conclusion, the combination of monalizumab (anti-NKG2A), cetuximab (anti-EGFR) and durvalumab (anti-PD-L1) demonstrates promising activity in the first line R/M SCCHN setting. Safety of this chemotherapy free regimen is acceptable with a low rate of treatment discontinuation. There are no new safety signals identified. This data support further evaluation of this antibody triplet combination. These results were presented at the ESMO IO conference in 2021.
iv.Phase 1/2 Clinical Trial in Solid Tumors, including Colorectal Cancer (in combination with durvalumab): D419NC00001
AstraZeneca has evaluated monalizumab in combination with durvalumab in a Phase 1/2 clinical trial in 383 patients with advanced solid tumor malignancies. The study consisted of 3 parts: dose escalation (Part 1), dose expansion (Part 2) and dose exploration (Part 3). In 2018, clinical data showed preliminary anti-tumor activity in patients with recurrent/metastatic microsatellite-stable colorectal cancer (MSS-CRC), a population historically unresponsive to PD-1/L1 blockade. 31% disease control rate at 16 weeks (DCR: %

of responses and stable disease) suggested that patients may benefit from stabilizing effect when 88% of patients had 2 or more prior lines of therapy for recurrent/metastatic disease. This data formed a basis for exploring the combination with standard of care therapies (SoC) in less heavily pretreated patients.

f.Main Ongoing Clinical Trials
i.Head and Neck Cancer
INTERLINK-1 represents the first Phase 3 study examining IO approach in R/M SCCHN patients who have been treated with a platinum-based therapy and PD-(L)1 inhibitor. INTERLINK-1 is a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab versus placebo and cetuximab. It aims to enroll 624 patients with recurrent or metastatic head and neck squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”). The study is conducted by AstraZeneca. The primary endpoint is overall survival, defined as the time from the date of randomization until date of death due to any cause, in HPV-unrelated participants.
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
ii.Lung Cancer
AstraZeneca is conducting a phase 2 randomized studies investigating Imfinzi alone or in combination with either oleclumab (anti-CD73 monoclonal antibody) or monalizumab (anti-NKG2A monoclonal antibody) in patients with locally advanced, unresectable Stage III NSCLC who had not progressed after CRT (COAST).
In February 2022, AstraZeneca initiated a Phase 3 clinical trial, PACIFIC-9, evaluating durvalumab (anti-PD-L1) in combination with monalizumab (anti-NKG2A) or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III NSCLC who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT). The study will enroll 999 participants.
In September 2021, AstraZeneca announced plans to start a Phase 2 trial, NeoCOAST-2, with neoadjuvant and adjuvant treatment that includes an arm with durvalumab in combination with chemotherapy and monalizumab, in patients with resectable, early-stage (II to IIIA) NSCLC,

g.Partnership
i.AstraZeneca
On April 24, 2015, the Company signed a co‑development and commercialization agreement with AstraZeneca to accelerate and broaden the development of monalizumab. AstraZeneca obtained full oncology rights to monalizumab in October 2018. The financial terms of the agreement include potential cash payments of up to $1.275 billion to Innate Pharma. With the addition of the $50 million payment triggered by dosing the first patient in the Phase 3 INTERLINK-1 clinical trial, Innate Pharma has received $400 million to date. Innate will receive a $50 million payment after the interim analysis of Interlink-1 demonstrates the combination meets a pre-defined threshold of clinical activity. AstraZeneca will book all sales and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive if it chooses to co-promote the licensed products in certain European countries a 50% share of the profits and losses in these territories. Should Innate Pharma elect not to co-promote, its share of profits in Europe will be reduced by a specified amount of percentage points not to exceed the mid-single digits. Innate will co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation on Innate’s financial commitment.

Avdoralimab (IPH5401), an Anti-C5aR Antibody explored in complement-driven inflammatory diseases
a.Mechanism of Action and Rationale
i.Avdoralimab for the Treatment of Inflammatory Diseases
Avdoralimab is a first-in-class monoclonal antibody blocking C5a binding to C5aR1. C5a is a key player in many acute and also chronic inflammatory diseases.
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
Finally, in terms of differentiation, targeting the C5aR1 provides safety benefit: C5aR1 leaves C5b intact and preserves the Membrane Attack Complex (MAC), which plays a key role in controlling several infections. A loss of the MAC would raise safety concerns, as patients often develop comorbid conditions, such as bacterial infections for which the MAC is required. Patients treated by anti-C5 mab (i.e. eculizumab) should receive meningococcal vaccines and antimicrobial prophylaxis

b.Indications
i.COVID-19

Experts estimate that there have been over 477 million reported cases of COVID-19 resulting in over 6.1 million deaths globally. Countries have reported new, more virulent strains of the virus. The pandemic continues to develop despite available approved and emergency use therapies and the rollout of multiple vaccines. There is still significant unmet needs for newer agents that target the virus and the associated inflammatory pathways.
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

c.Ongoing Clinical Trials
Below is a summary of Innate's clinical trials of avdoralimab with regards to COVID-19, Bullous Pemphigoid, and as well as the Company's on-going trial in Oncology

Trial	Status	Sponsor	Number of Patients in Trial	Indication(s)
Phase 2 clinical trial (FORCE)	Completed	Hôpitaux Universitaires de Marseille – AP HM	208	Patients with COVID-19 severe pneumonia
Phase 2 clinical trial (ImmunONCOVID-20)	Active, Not Recruiting	Centre Léon Bérard, Lyon	219	Patients with advanced or metastatic cancer and SARS-CoV-2 (COVID- 19) infection
Phase 2 clinical trial (ISS BP NICE)	Recruiting	CHU Nice	40	Patients with Bullous Pemphigoid
Phase 1/2 clinical trial (STELLAR-001)	Terminated (early termination)	Innate Pharma	Up to 140	Solid Tumors, NSCLC, HCC
i.COVID-19 Phase 2 trials:
Innate has partnered with several France-based hospitals and academic centers to conduct two development programs in COVID-19:
•FORCE (FOR COVID-19 Elimination): Based on the findings from EXPLORE COVID-19, a translational study, the Company launched the FORCE trial in April 2020, sponsored by the Hôpitaux Universitaires de Marseille – AP HM). A double-blind, randomized phase 2 study versus placebo in patients with COVID-19 severe pneumonia. In January 2021, the recruitment of the 3 cohorts was completed: 208 patients enrolled across 16 sites in France. However, in July 2021, Innate announced that FORCE trial did not meet its primary endpoints.
•ImmunONCOVID-20: This prospective, controlled, randomized, multi-center study, sponsored by the Centre Léon Bérard, Lyon, explored monalizumab, avdoralimab, amongst other treatment arms, to investigate the potential efficacy against COVID 19 in cancer patients with mild symptoms and pneumonia respectively. A total of 219 patients across 16 sites were planned. The study started in April 2021, but following the negative FORCE study results, it was decided to stop the trial in July 2021.
To fund these 2 clinical trials, and the translational research study EXPLORE COVID-19, Innate Pharma obtained public funding of €6.8M under the PSPC-COVID call for projects. This initiative was operated on behalf of the State by BPI France.
ii.Phase 2 Bullous Pemphigoid (20-PP-13)
This case-controlled, randomized, open-label, and multicenter Phase 2 clinical trial, sponsored by le Centre Hospitalier Universitaire de Nice, is investigating avdoralimab in BP patients. This clinical trial started in October 2020 and is conducted in 5 sites in France. The Company expects to recruit 40 patients.
The principal objective is to investigate the clinical efficacy of avdoralimab in addition to superpotent topical steroids compared to superpotent topical steroids alone in BP patients at 3 months. The study scheme is presented below:

iii.Phase 1/2 clinical trial (STELLAR-001)
In January 2018, the Company entered into a non-exclusive clinical trial collaboration with AstraZeneca with respect to avdoralimab. As part of this collaboration, the Company conducted a multi-center, open label, dose-escalation and dose-expansion Phase 1/2 clinical trial (STELLAR-001) to evaluate the safety and efficacy of avdoralimab in combination with durvalumab, an anti-PD-L1 immune checkpoint inhibitor, as a treatment for patients with solid tumors, including non-small-cell lung carcinoma (NSCLC), and hepatocellular carcinoma (HCC) in the United States and in France . The first patient in this clinical trial was enrolled in September 2018. The Company expected to enroll up to 140 patients in total.
This trial consists of a dose-escalation part and three expansion cohorts (NSCLC IO-pretreated, HCC IO-naive and HCC IO-pretreated) in combination with 1,500 mg of durvalumab every 4 weeks.

The Company initiated the expansion cohorts to evaluate avdoralimab in combination with durvalumab in IO-pretreated NSCLC and HCC patients and in IO-naïve HCC patients. However, on September 8, 2020, based on the data from its cohort expansions, the Company has announced it had decided to stop enrollment in STELLAR-001.
Note: Pursuant to its agreement, the Company and AstraZeneca are sharing the costs of this clinical trial on a 50/50 basis.

IPH5201, an Anti-CD39 Antibody Targeting the Immunosuppressive Adenosine Pathway
a.Mechanism & Rationale
IPH5201 is a blocking antibody targeting the CD39 immunosuppressive pathway.
CD39 is an extracellular membrane-bound enzyme that is expressed by endothelial cells and immune cells, especially granulocytes, monocytes, B cells and T regulatory cells. In the tumor microenvironment, CD39 is highly expressed on both tumor infiltrating immune cells and stromal cells, in several cancer types (Allard et al, 2017).
CD39 inhibits the immune system by degrading extracellular adenosine triphosphate (ATP) into adenosine diphosphate (ADP) and adenosine monophosphate (AMP), and AMP is then further degraded into adenosine by CD73 (Allard et al, 2016). ATP has immune-stimulatory activity through promoting the activation of antigen-presenting cells. In contrast, adenosine has immunosuppressive effects on multiple immune cell types (Antonioli et al, 2013; Leone and Emens, 2018).
IPH5201 inhibits CD39‑mediated hydrolysis of ATP to AMP. Therefore, inhibition of CD39‑mediated hydrolysis of ATP by IPH5201 has the potential to promote accumulation of immune-stimulatory ATP and reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types.

IPH5201 could potentially exhibit a favorable safety and efficacy profile in patients with advanced or metastatic disease in selected solid tumors, including serving as a candidate for combination treatments with immune therapeutic agents (ie, PD-L1 targeting durvalumab or CD73-targeting oleclumab). Inhibition of the PD-L1 and PD-1 immune checkpoint pathway has elicited durable antitumor responses and long-term remissions in a subset of patients with a broad spectrum of cancers (Zou et al, 2016). However, a considerable proportion of patients remain unresponsive to these treatments (known as innate resistance), and one-third of patients relapse after initial response (known as adaptive resistance), which suggests that multiple non-redundant immunosuppressive mechanisms coexist within the tumor microenvironment (Vijayan et al, 2017). Combined blockade of CD39 and PD-L1, with IPH5201 and durvalumab, respectively, can hypothetically increase response rates and improve response duration when compared to durvalumab monotherapy by altering the balance of ATP and adenosine in the tumor microenvironment.

b.Indication
In the tumor microenvironment, CD39 is highly expressed on both tumor infiltrating immune cells and stromal cells, in several cancer types (Allard et al, 2017). Inhibition of CD39-mediated hydrolysis of ATP by IPH5201 has the potential to promote accumulation of immune-stimulatory ATP and reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types.

c.Non Clinical Development
The rationale is supported by the analysis of anti-tumor immune responses in tumor-challenged CD39 deficient mice and by its non-clinical data for IPH5201 in mouse tumor models .
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
The Company's non-clinical studies demonstrated that IPH5201 blocking CD39 mAb effectively targets and inhibits CD39 (soluble and membrane form) activity, reverses adenosine-mediated T cell suppression, and enhances ATP‑dependent macrophages and DC activation (adenosine independent). IPH5201 synergized with a blocking mAb against CD73 to restore activation of T cells isolated from cancer patients in vitro (Perrot, 2019).
In syngeneic tumor-bearing human CD39 knock-in mice, the Company observed that a mouse version of IPH5201 enhanced the antitumor effects of PD-L1 blockade, as shown in figure below. The four graphs on the left show changes in tumor volume over time depending on the type of treatment group, which included a control group (black), an IPH5201 (mouse version) group (blue), an anti-mouse PD-L1 group (orange) and an PD-L1 and IPH5201 combination group (green). The diagram on the right outlines survival rates among these four treatment groups.
Thus, IPH5201 could potentially exhibit a favorable safety and efficacy profile in patients with advanced or metastatic disease in selected solid tumors, in combination with durvalumab.

d.Ongoing Clinical Trial
In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201. As part of this collaboration, A Phase 1 clinical trial (NCT04261075), sponsored by AstraZeneca, first patient has been treated in March 2020, evaluating IPH5201, an anti-CD39 blocking monoclonal antibody, in adult patients with advanced solid tumors. The purpose of the study is to evaluate IPH5201 as monotherapy and in combination with durvalumab (anti-PD-L1) and with or without oleclumab (anti-CD73 monoclonal antibody). This multicenter, open-label, dose-escalation Phase 1 study will evaluate the safety, tolerability, antitumor activity, pharmacokinetics (PK), pharmacodynamics (PD) and immunogenicity of IPH5201 alone, or in combination with AstraZeneca’s anti-PD-L1 therapy, durvalumab, with or without its anti-CD73 monoclonal antibody, oleclumab. The current study status is active, not recruiting.

e.Partnership
In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone payment to Innate under the companies’ October 2018 multi-product oncology development collaboration. Innate made a €2.7 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement (see section 10C).

IPH5301, an Anti-CD73 Antibody Targeting the Immunosuppressive Adenosine Pathway
a.Mechanism & Rationale
Targeting the pathway that metabolizes adenosine triphosphate (ATP) to adenosine in the tumor microenvironment is an emerging therapeutic strategy to promote antitumor immunity(Di Virgilio and al., 2018, Leone and al., 2018, Vijayan, 2017). Within the tumor microenvironment, extracellular ATP is released by dying cells and has an immune-stimulatory activity, promoting activation of antigen presenting cells, and a subsequent immune response (de Andrade Mello et al., 2017; Ghiringhelli et al., 2009). The extracelular enzyme CD39 hydrolyses ATP into adenosine diphosphate (ADP) and adenosine monophosphate (AMP) in the extracellular space, and CD73 ectonucleotidase (NT5E, ecto-5’-nucleotidase) further metabolizes AMP to adenosine (Allard, 2016). Adenosine exerts immunosuppressive effects on both the myeloid and lymphoid compartments (de Andrade Mello et al., 2017). In T cells, adenosine inhibits effector T cell activation, induces T cell anergy and expands T regulatory cells (Ehrentraut et al., 2012; Romio et al., 2011; Zarek et al., 2008). Finally, adenosine inhibits NK cell-mediated tumor cell lysis (Beavis et al., 2013).
The Company is developing IPH5301 (anti-CD73) as a potential anticancer therapy for patients with advanced or metastatic disease in selected solid tumors. IPH5301 is a monoclonal antibody that selectively binds to and inhibits the activity of both membrane-bound and soluble human CD73 (NT5E, ecto-5’-nucleotidase).
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

b.Indication
In the tumor microenvironment, CD73 is expressed by tumor cells as well as stromal cells, endothelial cells and B and T lymphocytes (Allard et al., 2017). Inhibition of CD73 enzymatic activity by IPH5301 has the potential to reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types.

c.Preclinical Development
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
CD73-deficient mice have been shown to have an increased resistance to the growth of tumors derived from a variety of certain tumor cell lines, as well as to metastasis (Stagg 2011). These mice were also resistant to the induction of fibrosarcomas by the carcinogen 3-methylcholanthrene (MCA), as well as to the continued growth of established MCA-induced tumors (Stagg 2012). Wild type mice showed decreased tumor growth and metastases in some models when administered with an anti-CD73 antibody alone (Antonioli, 2016, Antoniolli 2017). The small anti-tumor effect of anti-CD73 antibodies in mouse models was greatly enhanced by combination with checkpoint inhibition such as PD-1 or an adenosine receptor antagonist (Allard, 2013; Young, 2016).
The Company published preclinical data further supporting the rationale of developing IPH5301. IPH5301 blocked the enzymatic activity of both CD73 expressed at the cell surface and the soluble form of CD73. IPH5301 was able to efficiently restore T cell proliferation inhibited by AMP in vitro. In addition, IPH5301 has been observed to have a differentiated and superior activity compared to benchmark antibodies that are currently in clinical development (Perrot, 2019).
In syngeneic murine tumor-bearing human CD73 knock-in mice, IPH5301 enhanced the antitumor effects of PD-1 blockade, as shown in figure below. The four graphs show changes in tumor volume over time depending on the type of treatment group, which included a control group (black), an IPH5301 (mouse version) group (pink), an anti-mouse PD-1 group (blue) and an PD-1 and IPH5301 combination group (green).

Control
CR=0/10
Anti-PD-1
CR=1/10
molPH5301
CR=0/10
molPH5301+anti-PD1
CR=2/10
Tumor volume (mm3)
days post tumor cell engraftment
0
500
1000
1500
2000
2500
0
10
20
30
40

Thus, IPH5301 could potentially exhibit a favorable efficacy profile in patients with advanced or metastatic disease in selected solid tumors, including serving as a candidate for combination treatments with chemotherapy or immune therapeutic agents.
As further evidence for the negative role of CD73 in anti-tumor response, Loi and al., 2013, examined gene expression data from 6,000 breast cancer patients and found that high CD73 expression was associated with poor prognosis in triple-negative breast cancer (TNBC), as was the association between high CD73 gene expression and pre-surgery treatment with the standard of care chemotherapy anthracycline. In mice inoculated with the syngeneic 4T1.2 breast tumor cell line, a combination of an anti-CD73 antibody and doxorubicin (an anthracycline) led to a greater reduction in tumor volume and increase in mouse survival than either treatment alone.
In HER2-positive breast tumors, high CD73 expression was shown to promote resistance to trastuzumab. In addition, targeting CD73 was shown to enhance efficacy of treatment with anti-HER2 therapy (Turcotte, 2017). On the other hand, several chemotherapeutic agents including taxanes, anthracyclines and platinum salts were shown to increase the release of ATP (Martins and Tesniere, 2009); (Martins and Wang, 2014).
All together, these preclinical results indicate that CD73 blockade with IPH5301 has also the potential to enhance antitumor activity observed with not only PD1 immunotherapy, but also with chemotherapy and trastuzumab.

d.Ongoing Clinical Trial
In December 2021, Innate Pharma initiated an investigator-sponsored Phase 1 trial of IPH5301, in collaboration with the Institut Paoli-Calmettes. CHANCES-IPC 2021-008 (NCT05143970) is a First In Human, Phase 1, multicenter, European study evaluating an anti-CD73, IPH5301, in advanced and/or metastatic cancer. The trial will be conducted in two parts. The Part I-Dose escalation aims to identify the maximum tolerated dose (MTD) of IPH5301 agent in monotherapy and recommended Phase 2 dose (RP2D) for future trials, followed by a safety expansion study part cohort. In the Part II-Expansion cohort, a total of 12 HER2+ cancer patients, respectively six breast cancer patients and six gastric cancer patients, are planned to be enrolled into the next expansion cohort to select a recommended dose of IPH5301 to be administered in combination with chemotherapy and trastuzumab for evaluation in future trials with selected advanced solid tumors. In March 2022, The Institut Paoli-Calmettes announced that the first patient had been dosed.

IPH6101, NK Cell Engagers
a.Mechanism
IPH6101/SAR443579 is the first NKp46/CD16-based NK cell engager (NKCE) that targets CD123 using Innate’s proprietary multi-specific antibody format ANKET. It has shown anti-tumor activity in pre-clinical models, including supporting pharmacokinetic/pharmacodynamic (PK/PD) and safety data in non-human primate studies, leading to its selection as a drug candidate for development. It is part of a research collaboration and licensing agreement with Sanofi, under which the companies collaborate on the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells. Several NK cell therapies have been shown to induce antitumor responses, without the complications frequently associated with T-cell therapies, such as cytokine release syndrome (CRS) or neurotoxicity.

b.Indication and Rationale
Acute myeloid leukemia (AML) is the most common acute leukemia in adults, mostly affecting elderly patients, with a median age at diagnosis of 65-70 years. AML is a heterogeneous cancer characterized by the clonal expansion of myeloid precursors in the bone marrow (BM) and peripheral blood. Despite significant progress in the care of AML patients in the last decade, there is still a clear unmet medical need in AML, as up to 50% of patients relapse after initial chemotherapy, and the prognosis for older patients remains poor.
Cytotoxic antibodies targeting CD123 displayed limited antileukemic activity in several clinical trials, even when tested in the form of Fc-engineered antibodies designed specifically to increase antibody-dependent cell cytotoxicity (ADCC). By contrast, T-cell engager molecules and CAR-T cell therapies have some clinical efficacy, but are also highly toxic, confirming the need for alternative targeted approaches for the treatment of AML. NK cell-based therapies may provide new treatment perspectives and a safer alternative for targeting tumor cells in this context.

c.Preclinical Development
In its preclinical studies, the team investigated whether NKp46-based NKCE technology could provide more effective antitumor activity than regular IgG antibodies for AML treatment by generating a NKCE molecule targeting CD123. The team evaluated the ex vivo antitumor activity of this molecule, comparing it with a regular IgG1 antibody derived from clone 7G3 (CD123-IgG1+) with an engineered Fc domain for enhanced ADCC.
The anti-CD123 antibody-mediated killing of primary blasts from AML patients (AML#1 to AML#4) was evaluated ex vivo with NK cells from healthy donors as effectors. The anti-CD123 antibody (CD123-

IgG1+) mediated the killing of blasts from half the patient samples (AML#1 and AML#2 but was barely active against blasts from the other half of the primary samples (AML#3 and AML#4). The patient samples could therefore be separated into two distinct groups: CD123-IgG1+-responders and CD123-IgG1+-non-responders.
The team observed that trifunctional CD123-ANKET displayed killing activity against all primary malignant AML cells, promoting significant antitumor activity in CD123-IgG1+-non-responders samples from AML patients against which the regular anti-CD123 cytotoxic antibody was completely inactive.

The minimal level of pro-inflammatory cytokine release following the treatment of human PBMCs with NKCE in vitro (data not shown) was further confirmed in vivo, in dedicated pharmacokinetic (PK), pharmacodynamic (PD) and toxicology studies performed in non-human primates (NHPs).
The team evaluated the PK/PD of CD123-NKCE administered by a single one-hour i.v. infusion of a high (3 mg/kg) or low (3 µg/kg) doses in male cynomolgus monkeys (2 animals each for the 3 mg/kg and 3 µg/kg doses). Treatment with CD123-NKCE promoted a sustained and complete depletion of CD123+ cells in the blood of all monkeys, for more than 10 days, at both the 3 mg/kg and 3 µg/kg doses, with only very small amounts (< 50 pg/mL) of the pro-inflammatory cytokines IL-6 and IL-10 released without any associated clinical signs.

d.Ongoing Clinical Trial
IPH6101/SAR443579 is currently being evaluated in a Phase 1/2 clinical trial (NCT05086315) in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). Innate Pharma announced that the first patient was dosed on December 16, 2021.
The purpose of the dose escalation and dose expansion study, which is sponsored by Sanofi, is to evaluate the safety, pharmacokinetics, pharmacodynamics and initial clinical activity of IPH6101/SAR443579, Innate’s lead ANKET asset, in various CD123-expressing hematological malignancies.

e.Partnership
i.Sanofi
Under Innate's agreement with Sanofi, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate is eligible to receive payments of up to €400.0 million primarily upon the achievement of development and commercial milestone as well as royalties ranging from a mid to high single-digit percentage on net sales.

ANKET Platform
a.General Overview
Multi-specific monoclonal antibodies, or multispecifics, are antibody-derived formats that can simultaneously bind to two or more different types of molecules. A number of studies of bispecific antibodies are currently underway, such as those assessing the safety and efficacy of bispecific T cell engagers, such as BiTEs, which engage T cells via the antigen receptor on one-side of the bispecific T cell engager, and a tumor antigen on the other side of the BiTE. These molecules have demonstrated the ability to reduce or slow the growth of tumors in cancer patients, but also carry a significant toxicity risk. This toxicity risk occurs by engaging all T cells, irrespective of their specificity and development status, potentially leading to an overt production of cytokines by these T cells, referred to as a cytokine storm. In parallel, bispecific killer cell engagers, or BiKEs, that engage CD16 receptors found on NK cells, and trispecific killer cell engagers, or TriKEs, that engage CD16 receptors and contain IL-15, a cytokine that promotes NK cell activation and survival, have also been developed to target antigens expressed on solid tumors. BiKEs and TriKEs can be effective both in vitro and in vivo in preclinical models. These multi-specific molecules that engage NK cells could reduce the risks associated with toxicity, as NK cell counts only represent approximately 10% of T cell counts, thereby potentially limiting the likelihood of inducing a cytokine storm. However, it remains unclear whether these multifunctional CD16 engager antibodies can activate NK cells in solid tumors since they often express low levels of CD16.
ANKET (Antibody-based NK cell Engager Therapeutics) is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer.
This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.
Innate's latest innovation, the tetra-specific ANKET molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule. This innovation is built on its existing tri-specific NK cell engager technology, which has demonstrated potent NK cell activation, cytotoxicity and efficient control of tumor growth in preclinical models.
Because NKp46 is expressed on all NK cells and conserved on tumor infiltrating NK cells, and NK cells are not expected to produce a cytokine storm, ANKET molecules may overcome the limitations of both ADCC-inducing antibodies and T cell engagers.

b.Tetra-specific ANKET Molecules: Innate's Latest Innovation
i.Rationale
Interleukin-2 (IL-2) is a cytokine with pleiotropic functions in innate and adaptive immune responses. High-dose IL-2 was among the first immunotherapies to be approved for cancer but its use has been hindered by its high toxicity and its efficacy restricted to a limited subset of patients, partly due to its activating action on immunosuppressive Tregs. IL-2 can bind a dimeric receptor composed of IL-2Rβ (CD122) and the common gamma chain cytokine receptor (γc, CD132), expressed on NK cells, with intermediate affinity, or a trimeric receptor including IL-2Rα (CD25) with high affinity. The CD122-

CD132 dimeric receptor is found mostly on memory CD8+ T cells and NK cells, whereas the CD122-CD132-CD25 trimeric receptor is found predominantly on regulatory T cells (Treg) at steady state.
Innate developed an IL-2 (IL2v) variant with point mutations that abolishes its binding to CD25, with the goal to limit its interaction with Treg but retain its activation and proliferation ability for NK cell and T-CD8. Combining this development with its versatile NK cell engager platform ANKET, Innate developed a new innovative tetraspecific format engaging two NK cell activating receptors (NKp46 and CD16), a cytokine receptor (IL-2Rb) with the IL2v and a tumor antigen via a single molecule.
ii.Preclinical Data
The Company tested its tetraspecific ANKET in CD20+ Raji B-cell lymphomas engrafted subcutaneously into immunocompromised mice lacking B and T cells but retaining NK cell activity. With two injections, its tetraspecific ANKET induced a strong tumor regression and controlled tumor growth for up to 30 days after treatment, whereas injection of a trispecific molecule and IL2v separately elicits only minor controls, demonstrating the advantage of combining the four parts into a single molecule.
When testing its tetraspecific ANKET format in melanoma models based on B16F10 tumor cells expressing the human CD20 antigen injected i.v, tumors were controlled very effectively confirming its potent antitumor activity while commercial anti-CD20 obinituzumab did not effectively control tumors.

c.ANKET Pipeline
Innate has a robust ANKET pipeline with three tri-specific ANKET molecules, two in partnership with Sanofi (IPH6101/SAR443579, at a clinical stage, and IPH64, at a preclinical stage) and one preclinical asset under option with AstraZeneca (IPH62). A proprietary tetraspecific molecule, IPH65, is currently being developed by Innate and is currently moving towards IND.

Additional Preclinical Programs
The Company has a robust pipeline of additional preclinical product candidates. Within its additional preclinical pipeline, four programs are being developed under an option agreement with AstraZeneca including IPH43, an anti-MICA/B antibody drug conjugate, IPH26, an anti-Siglec-9 antibody and one other program with undisclosed target, IPH25, a checkpoint inhibitor. The Company is also developing other programs such as IPH45.

Next Steps

Lumoxiti, a First-in-Class, Marketed Product In-Licensed from AstraZeneca for the Treatment of Hairy Cell Leukemia
In October 2018, the Company entered into a third agreement with AstraZeneca relating to the licence of Lumoxiti (the "Lumoxiti Agreement").
The Company made an initial payment to AstraZeneca of $50 million the Lumoxiti Agreement in January 2019. Pursuant to the Lumoxiti Agreement, the Company obtained an exclusive license under certain patents and knowhow of AstraZeneca to develop, manufacture and commercialize Lumoxiti for all uses in humans and animals in the United States, the European Union and Switzerland. $15 million were paid to AstraZeneca when filing the BLA in Europe.
In addition, pursuant to the Lumoxiti Agreement, the Company entered into a supply agreement with AstraZeneca relating to the exclusive manufacturing and supply by AstraZeneca of Lumoxiti in connection with its commercialization in the U.S., the European Union, the United Kingdom and Switzerland. In December 2020, the Company exercised its right of termination by sending a termination notice of the Lumoxiti Agreement to AstraZeneca.
Further to its decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the

Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate will pay $6.2 million to AstraZeneca on April 30, 2022.

Competition
The biotechnology and pharmaceutical industry, and notably the cancer field, is characterized by rapidly advancing technologies, products protected by intellectual property rights and intense competition and is subject to significant and rapid changes as researchers learn more about diseases and develop new technologies and treatments. While the Company believes that its technology, knowledge, experience, collaborations and scientific resources provide Innate with competitive advantages, the Company faces potential competition from many different sources, including major pharmaceutical, specialty pharmaceutical and biotechnology companies, academic institutions, governmental agencies and public and private research institutions. Any approved product that Innate Pharma commercializes will compete with existing therapies and new therapies that may become available in the future.
There are a large number of companies developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. Many of its competitors have significantly greater experience, personnel and resources as it relates to research, drug development, manufacturing and marketing. In particular, large pharmaceutical laboratories have substantially more experience than the Company does in conducting clinical trials and obtaining regulatory authorizations. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of its competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors are also likely to compete with Innate to recruit and retain top qualified scientific and management personnel, acquire rights for promising product candidates and technologies, establish clinical trial sites and patient registration for clinical trials, acquire technologies complementary to, or necessary for, its programs and enter into collaborations with potential partners who have access to innovative technologies.
Innate's commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are more effective, have a better safety profile, are more convenient, have a broader label, have more robust intellectual property protection or are less expensive than any products that the Company may develop. Its competitors also may obtain regulatory approval for their products more rapidly than the Company may obtain approval for its, which could result in its competitors establishing a strong market position before the Company is able to enter the market. In addition, its competitors could be more efficient in manufacturing or more effective in marketing their own products than the Company or its partners may be in the future.
With respect to its lead product candidate, lacutamab, a monoclonal antibody product candidate targeting KIR3DL2, the Company is aware of several pharmaceutical companies marketing and developing products for the treatment of patients with CTCL, including MF and Sézary syndrome, and PTCL. Two new drugs have been recently approved by the FDA for CTCL: Adcetris (brentuximab vedotin), marketed by Seattle Genetics and approved in combination with chemotherapy for treatment of patients with primary cutaneous anaplastic large cell lymphoma (pcALCL) or CD30-expressing MF who have received prior systemic therapy, and Poteligeo (mogamulizumab), marketed by Kyowa Kirin and approved for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy. Zolinza (vorinostat) is the only drug approved by the FDA for CTCL patients after two prior failures. In the second line setting of PTCL, Beleodaq (belinostat), Folotyn (pralatrexate) and Istodax (romidepsin) have all been approved by the FDA; however, none of these treatments have been approved by the EMA.

With respect to monalizumab, a novel dual-targeting checkpoint inhibitor, there are other anti-NKG2A that have started to be assessed in clinical trials, and there are several pharmaceutical companies marketing and developing treatments for either NSCLC, SCCHN, or MSS-CRC. There are currently two ongoing clinical trials assessing other anti-NKG2A molecules. A Phase 1/2 is assessing BMS-986315 (Bristol-Myers Squibb) monotherapy or in combination with nivolumab or cetuximab in patients with solid tumors. A Phase 1 study is assessing S095029 (Servier) monotherapy or in combination with an anti-PD-1 in patients with solid tumors with dose expansion cohorts that add an anti-HER2 or anti-EGFR to the doublet. Exelis and Invenra are collaborating to develop a bispecific targeting PD-L1 and NKG2A which is in the preclinical setting. Imfinzi (durvalumab), marketed by AstraZeneca, is approved for the treatment of unresectable, Stage III NSCLC following concurrent platinum-based chemotherapy and radiation therapy. or SCCHN, Erbitux (cetuximab), marketed by Eli Lilly, and checkpoint inhibitors Opdivo (nivolumab) and Keytruda (pembrolizumab), marketed by Bristol-Myers Squibb and Merck, respectively, have all been approved in the second line setting.
There are also several pharmaceutical and biotechnology companies that are focused on the tumor microenvironment, including the complement and the adenosine pathways. The C5a and C5aR pathways have attracted efforts in inflammation including COVID-19, such as InflaRx N.V. and Chemocentryx. Many companies are active in the adenosine pathway, targeting CD73, CD39 or the adenosine receptors. For example, AstraZeneca and I-Mab Biopharma US Limited each have anti-CD73 product candidates in Phase 2 clinical development, and several other biotechnology companies are active in the adenosine pathway area, including Trishula Therapeutics, Inc., Novartis Pharmaceuticals, Corvus Pharmaceuticals, Inc., Gilead Sciences, Inc. and Surface Oncology, Inc.
NK cells have been increasingly researched and the Company is aware of many companies activating and /or harnessing NK cells to target and kill cancer cells through different approaches such as cell therapies (Fate Therapeutics, Inc. and NantKwest, Inc.) and multispecifics (Affimed N.V. and Dragonfly Therapeutics, Inc.).

Intellectual Property
Commercial success of the Company depends in part on obtaining and maintaining patent, trade secret and other intellectual property and proprietary protection of its technology, current and future products and product candidates and methods used to develop and manufacture them. The Company cannot be sure that patents will be granted with respect to any of its pending patent applications or to any patent applications filed by Innate in the future, nor can the Company be sure that any of its existing patents or any patents that may be granted to Innate in the future will be sufficient to protect its technology or will not be challenged, invalidated or circumvented. Its success also depends on its ability to operate its business without infringing, misappropriating or otherwise violating any patents and other intellectual property or proprietary rights of third parties.
The Company relies, in some circumstances, on trade secrets to protect its technology. However, trade secrets can be difficult to protect. The Company seeks to protect its trade secrets, in part, by confidentiality agreements with its employees, consultants, scientific advisors and contractors. These agreements may not provide meaningful protection or may be breached, and the Company may not have an adequate remedy for any such breach. The Company also seeks to preserve the integrity and confidentiality of its data and trade secrets by maintaining physical security of its premises and physical and electronic security of its information technology systems. Notwithstanding these measures, these agreements and systems may be breached, and the Company may not have adequate remedies for any such breach. In addition, its trade secrets may otherwise become known or be independently discovered by competitors or misused by collaborators to whom the Company discloses such information. Despite measures taken to protect its intellectual property, unauthorized parties may attempt to copy aspects of its products or drug candidates or obtain or use information that the Company regards as proprietary. As a result, the Company may be unable to meaningfully protect its trade secrets and proprietary information. To the extent that its employees, consultants, contractors or partners use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions. For more information regarding the risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property Rights.”
Patents
The Company files patent applications to protect its product candidates, technical processes and the processes used to prepare its product candidates, the compounds or molecules contained in these product candidates and medical treatment methods. The Company also licenses rights to patents owned by third parties, academic partners or other companies in its field.
Monalizumab/IPH2201
As of December 31, 2021, the principal intellectual property rights related to monalizumab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,206,709 and 8,901,283, European patents EP 2 038 306 B1 and EP 2 426 150 B1 and counterpart patents in certain other countries. These patents are directed to the composition of matter of monalizumab and have a statutory expiration date in 2027, not including patent term adjustment or any potential patent term extension.
Lacutamab/Anti-KIR3DL2
As of December 31, 2021, the principal intellectual property rights related to lacutamab are wholly owned by Innate and include U.S. Patent No. 10,280,222, European patent EP 3 116 908 B1 and counterpart patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of lacutamab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
Avdoralimab /Anti-C5aR
As of December 31, 2021, the principal intellectual property rights related to avdoralimab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,613,926, 8,846,045 and 10,323,097, European patents EP 2 718 322 B1 and EP 3 424 953 B1counterpart patents and patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of avdoralimab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2032, not including patent term adjustment or any potential patent term extension.
IPH5201/Anti-CD39
As of December 31, 2021, the principal intellectual property rights related to IPH5201 are co-owned by Innate together with Orega Biotech, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH5201 issues from such U.S. patent application, it would have a statutory expiration date in 2039, not including patent term adjustment or any potential patent term extension.
IPH5301/Anti-CD73
As of December 31, 2021, the principal intellectual property rights related to IPH5301 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH5301 issues from such U.S.

patent application, it would have a statutory expiration date in 2040, not including patent term adjustment or any potential patent term extension.
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
Trademarks
The Company owns the mark INNATE PHARMA in the United States, Australia and Europe (EU community trademark), and INNATE in Europe (EU community trademark). The Company also owns applications and registrations for the mark ANKET respectively in the United States and Europe (EU community trademark).

Regulation
Research and development work, preclinical tests, clinical studies, facilities, and the manufacture and sale of its products are and will continue to be subject to the complex legislative and regulatory provisions implemented by the various competent authorities in Europe, the United States and other countries. The EMA, FDA and the various national regulatory authorities impose considerable constraints on the development, manufacture and sale of products that the Company develops and clinical trials it conducts. In case of non-compliance with these regulations, the regulatory authorities may impose fines, seize or withdraw products from the market or even partially or totally suspend their production. They may also revoke previously granted marketing authorizations, reject authorization applications. These regulatory constraints are important in considering whether an active ingredient can ultimately become a drug, as well as for recognizing the time and investments necessary for such development.
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
Clinical trial authorization in the European Union
The regulation relating to clinical trials is governed by European Directive 2001/20/EC of April 4, 2001 on clinical trials, which has been transposed into national legislation by all European Union Member States.
The 2001 Directive cited above has been revised and replaced by the Clinical Trials Regulation EU No. 536/2014 of April 16, 2014, which aims at harmonizing and streamlining the clinical trials authorization process. The Clinical Trial Regulation EU No. 536/2014 of April 16, 2014 entered into force on June 16, 2014. However, the new regulation became applicable six months after the European Commission published notice of the confirmation of full functionality of the EU Clinical Trials Information System. Therefore the Clinical Trials Regulation is in application from January 31, 2022. It will apply to interventional clinical trials on medicinal products and to clinical trials authorized under the current 2001 Directive still ongoing three years after the Clinical Trial Regulation has come into operation.
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
Clinical trial authorization in the United States
In the United States, IND must be submitted to the FDA and accepted before clinical trials can start on humans. An IND is an exemption from the Federal Food, Drug, and Cosmetic Act, or FDCA, that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational product to humans. This application contains early research data as well as the pharmaceutical dossier, preclinical and clinical data (if any) and includes the clinical protocol. If there is no objection from the FDA, the IND application becomes valid 30 days after it is received by the FDA. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during or subsequent to this 30-day period, the FDA may request the suspension of clinical trials, whether such trials are planned or in progress, and request additional information. This temporary suspension continues until the FDA receives the information it has requested.
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
The FDA’s primary objectives in reviewing an IND are to assure the safety and rights of patients and to help assure that the quality of the investigation will be adequate to permit an evaluation of the biological product’s safety, purity and potency. The decision to terminate development of an investigational biological product may be made by either a health authority body such as the FDA, an IRB, or by Innate for various reasons. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee. This group provides authorization for whether or not a trial may move forward at designated check points based on access that only the group maintains to available data from the study. Suspension or termination of development during any phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by Innate based on evolving business objectives and/or competitive climate.
Good clinical practices (GCP)
In most countries, clinical trials must comply with the current GCP (cGCP) standards as defined by the International Council for Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH. Directive 2005/28/EC dated April 8, 2005 adopted the cGCP principles in the context of strengthening the regulatory structure specified by Directive 2001/20/EC. The competent authority designated in each Member State to authorize clinical trials must take into consideration, among other factors, the scientific value of the study, the safety of the drug and the possible responsibility of the clinical site.

Conducting clinical trials
Clinical trials must be carried out in compliance with complex regulations throughout the various phases of the process, based on the principle of informed consent by the patient to whom the products will be administered.
Clinical trial phases
Clinical trials may be conducted in the United States, in Europe or in other parts of the world as long as such trials have been approved by health authorities and ethics committees in each country where the trial is conducted. There are three well-established and internationally-recognized clinical phases: Phase 1, 2 and 3. This classification is used by the FDA and the EMA, as well as other regulatory agencies. Each of these clinical phases is described below.
•Phase 1: The product candidate is initially introduced into healthy human subjects and tested for safety, dosage tolerance, absorption, metabolism, distribution and excretion. In the case of some products for severe or life-threatening diseases, such as cancer, especially when the product may be too inherently toxic to ethically administer to healthy volunteers, the initial human testing is often conducted with patients. Sponsors sometimes designate their Phase 1 trials as Phase 1a or Phase 1b. Phase 1b trials are typically aimed at confirming dosing, pharmacokinetics and safety in larger number of patients. Some Phase 1b studies evaluate biomarkers or surrogate markers that may be associated with efficacy in patients with specific types of diseases.
•Phase 2: This phase involves clinical trials in a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and appropriate dosage.
•Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical trials, generally comparative, are intended to establish the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.
Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after initial marketing approval. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the applicable regulator may mandate the performance of Phase 4 clinical trials as a condition of approval.
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

Regulations concerning marketing authorizations
In order to be marketed, a drug product must have regulatory authorization (known as approval of a New Drug Application, or NDA, or a Biologics License Application, or BLA, in the United States, a Marketing Authorization Application, or MAA, in the European Union and a Great Britain Marketing Authorisation Application). The competent authorities are the FDA in the United States, the EMA in the European Union and the MHRA in the United Kingdom. Companies apply for an NDA/BLA or an MAA based on quality, safety and efficacy. In the European Union, the United States and Japan, the dossier is a standard dossier referred to as a CTD, or Common Technical Document. The file relating to the NDA/BLA/MAA describes the manufacturing of the active substance, the manufacturing of the final product and the clinical and non-clinical studies.
United States review and approval process for biological products
In the United States, the FDA approves complex biological products under the Public Health Service Act, or PHSA. In order to obtain approval to market a biological product in the United States, a marketing application must be submitted to the FDA with data establishing the safety, purity and potency of the proposed biological product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing approval, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the biological product to the satisfaction of the FDA.
The BLA is thus a vehicle through which applicants formally propose that the FDA approve a new biological product for marketing and sale in the United States for one or more indications. Every new biological product candidate must be the subject of an approved BLA before it may be commercialized in the United States. Under federal law, the submission of most BLAs is subject to an application user fee and the sponsor of an approved BLA is also subject to annual program user fees. These fees typically increase annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses, an exception from the establishment fee when the establishment does not engage in manufacturing the product during a particular fiscal year, and an exception from the product fee for a product that is the same as another product approved under an abbreviated pathway.
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
Registration procedures in the European Union
To access the European markets through community procedures, drug products must be submitted through the Centralized Procedure, the Mutual Recognition Procedure or the Decentralized Procedure. The process for doing this depends, among other things, on the nature of the medicinal product. Regulation (EC) No 726/2004 of the European Parliament and of the Council of March 31, 2004 provides for the Centralized Procedure. The Centralized Procedure results in a single marketing authorization (MA), granted by the European Commission that is valid across the European Economic Area or EEA

(i.e., the European Union as well as Iceland, Liechtenstein and Norway). The Centralized Procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, (ii) contain a new active substance indicated for the treatment of certain diseases, such as cancer, HIV/AIDS, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines.
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
Non-standard regulatory procedures
Aside from the standard procedures of granting a BLA or a European MA, as described above, there are non-standard regulatory procedures that allow a shorter time-to-market for new medicines.
The following expedited approval programs are in place in the United States:
•The Accelerated Approval is a program that is intended to make promising products for life threatening diseases available on the market on the basis of preliminary evidence prior to formal demonstration of patient benefit. The FDA evaluation is performed on the basis of a surrogate marker (a measurement intended to substitute for the clinical measurement of interest) that is considered likely to predict patient benefit. A result of substitution or marker (“surrogate endpoint”) is a result of laboratory or physical sign that is not in itself a direct measure of the patient’s feelings, its functions or survival, but which allows to anticipate a therapeutic benefit. The approval that is granted may be considered as a provisional approval with a written commitment to complete clinical studies that formally demonstrate patient benefit. This procedure is equivalent to the “conditional approval” in the European Union.
•The Priority Review is given to drugs that offer major advances in treatment, or provide a treatment where no adequate therapy exists. A Priority Review means that the time it takes FDA to review a new drug application is reduced to six months rather than 10 months. This procedure is equivalent to the “accelerated assessment” in the European Union.
•The Fast Track Designation refers to a process for interacting with FDA to facilitate the development and expedite the review of new drugs that are intended to treat serious or life-threatening conditions and that demonstrate the potential to address unmet medical needs. The advantages of this process include scheduled meetings to seek FDA input into clinical development plans and to collect appropriate data that will be needed to support approval. Fast Track designation does not necessarily lead to a Priority Review or Accelerated Approval.
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
•Intensive support on a program for the development of effective drugs, from Phase 1 onwards; and
•Organizational commitment involving “FDA senior managers.”
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
In the European Union, non-standard registration procedures under the Centralized Procedures are as follows:
•Conditional marketing authorization: valid one year (instead of five). It is granted only if the benefit / risk ratio is positive, if the product addresses unmet medical needs, and if the benefits to public health outweigh the risks associated with uncertainty because of an incomplete evaluation of the drug (for instance, because of clinical trials still ongoing at the time of the evaluation, or when additional clinical trials are needed). It is renewed annually if an appropriate report is submitted annually by the sponsor. Once the results of the pending studies are provided, it can become a “regular” marketing authorization.
•Approval under exceptional circumstances: a marketing authorization may be granted in exceptional cases, reviewed each year to reassess the risk-benefit balance when the initial dossier for assessment of the drug cannot contain all required data, for instance when the condition to be treated is rarely encountered.
•Accelerated assessment : the evaluation process is accelerated (150 days instead of 210 days) when a drug is of major interest from the standpoint of public health or in particular from the viewpoint of therapeutic innovation.

•The PRIME (priority medicines) scheme refers to a process for enhanced interactions and early dialogue with EMA to facilitate the development and speed up examination of drugs which target unmet medical needs or offer a major therapeutic advantage over existing treatments. Through PRIME, drug developers can expect to be eligible for accelerated assessment at the time of application for a marketing authorization.
Orphan drugs
Orphan drugs are drugs used for the prevention or treatment of life-threatening or serious rare conditions. In the United States, the 1983 Orphan Drug Act is intended to encourage the development of treatments for orphan diseases. The FDA grants the status of orphan drug to any drug aimed at treating diseases affecting fewer than 200,000 people in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a product available in the United States for treatment of the disease or condition will be recovered from sales of the product. The Orphan Drug Act also provides the possibility of obtaining grants from the American government to cover clinical trials, tax credits to cover research costs, a possible exemption from application fees when filing for registration with the FDA and from program fees, and a seven-year exclusivity if a marketing authorization is granted. If a product with orphan designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product will generally receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same indication for seven years, except in certain limited circumstances. Orphan exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different indications. If a biologic designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity. Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product with the same biologic for the same indication is shown to be clinically superior to the approved product on the basis of greater efficacy or safety, or providing a major contribution to patient care, or if the company with orphan drug exclusivity is not able to meet market demand.
In the European Union, equivalent legislation has been adopted to promote treatments for rare diseases (Regulation 141/2000/EC of December 16, 1999, as amended by Regulation 847/2000/EC of April 27, 2000). A medicinal product may be designated as orphan if: (a) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition affecting not more than five in 10,000 persons in the European Union when the application is made, or (b) it is intended for the diagnosis, prevention or treatment of a life-threatening, seriously debilitating or serious and chronic condition in the European Union and that without incentives it is unlikely that the marketing of the medicinal product in the European Union would generate sufficient return to justify the necessary investment.
For either of these conditions, the applicant must demonstrate that there exists no satisfactory method of diagnosis, prevention or treatment of the condition in question that has been authorized in the EU or, if such method exists, the medicinal product will be of significant benefit to those affected by that condition.
Medicinal products receiving orphan designation in the European Union can receive ten years of market exclusivity, during which time no similar medicinal product can be submitted for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity in the European Union for pediatric studies (in this case for orphan drugs no extension to any supplementary protection certificate can be granted, see further detail below). Orphan medicinal products are also eligible for financial incentives such as reduction of fees or fee waivers and scientific assistance for study proposals. (Articles 6 and 9 of the above-mentioned regulation). The application for orphan drug designation must be submitted before the application for marketing authorization (Article 5). The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
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
Registration procedures outside of the European Union and the United States
In addition to regulation in the United States and the European Union, a variety of foreign regulations govern clinical trials, commercial sales and distribution of drugs. Pharmaceutical firms who wish to market their medicinal drugs outside the European Union and the United States must submit marketing authorization application to the national authorities of the concerned countries, such as the Pharmaceutical and Medical Device Agency, or PMDA in Japan. The approval process varies from jurisdiction to jurisdiction and the time to approval may be longer or shorter than that required by the FDA or European Commission.
Of note, in Great Britain, as a result of the end of the Brexit transition period, a reliance on the Commission final decision to grant an MA applies for a period of two years from January 1, 2021, when determining an application for a Great Britain Marketing Authorization.
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
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revising the approved labeling to add new safety information; imposing post-market studies or clinical trials to assess new safety risks; or imposing distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
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
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, and its implementing regulations, as well as the Drug Supply Chain Security Act, or DSCSA, which regulate the distribution and tracing of prescription drug samples at the federal level, and set minimum standards for the regulation of distributors by the states. The PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and the DSCSA imposes requirements to ensure accountability in distribution and to identify and remove counterfeit and other illegitimate products from the market.
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
Patent term restoration and extension in the United States
A patent claiming a new biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted on a patent covering a product is typically one-half the time between the effective date a clinical investigation involving human beings is begun and the submission date of an application, plus the time between the submission date of an application and the ultimate approval date. Patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved product is eligible for the extension, the application for the extension must be submitted prior to the expiration of the patent in question, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA. For more information regarding the risks related to patent term restoration and extension, please see “Risk Factors—Risks Related to Intellectual Property Rights—If the Company does not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering Lumoxiti and each of its product candidates, its business may be materially harmed.”
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
There have been judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal and replace certain aspects of the ACA, and such challenges may occur again. Former President Trump has signed two executive orders designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.” In addition, the 2020 federal spending package permanently eliminated, effective January 1, 2020, the ACA-mandated “Cadillac” tax on high-cost employer-sponsored health coverage and medical device tax and, effective January 1, 2021, also eliminated the health insurer tax. In July and December 2018, CMS published final rules with respect to permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under its risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Thus the ACA will remain in effect in its current form. It is unclear how judicial and Congressional challenges and other efforts to repeal and replace the ACA will impact the ACA. The Company continues to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact its business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by Congress. A Joint Select Committee on Deficit Reduction, tasked with recommending a targeted deficit reduction of at least $1.2 trillion for the years 2012 through 2021, was unable to reach required goals, thereby triggering the legislation’s automatic reduction to several government programs. This includes aggregate reductions of Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013 and will remain in effect through 2030 unless additional Congressional action is taken. However, COVID-19 relief support legislation suspended the 2% Medicare sequester from May 1, 2020 through December 31, 2021. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
Furthermore, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. Specifically, there have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare, and reform government program reimbursement methodologies for drugs. At the federal level, the Trump administration’s budget proposal for fiscal year 2020 contains further drug price control measures that could be enacted during the budget process or in other future legislation. The Trump administration also released a “Blueprint”, or plan, to lower drug prices and reduce out of pocket costs of drugs that contains additional proposals to increase manufacturer competition, increase the negotiating power of certain federal healthcare programs, incentivize manufacturers to lower the list price of their products and reduce the out of pocket costs of drug products paid by consumers. For example, in May 2019, CMS issued a final rule to allow Medicare Advantage Plans the option of using step therapy for Part B drugs beginning January 1, 2020. This final rule codified CMS’s policy change that was effective January 1, 2019. While some measures may require additional authorization to become effective, the U.S. Congress and the Biden administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs. At the state level, legislatures are increasingly passing legislation and implementing regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.
Pharmacovigilance system in the European Union
An MA holder in the EU must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance, or QPPV, who is responsible for oversight of the pharmacovigilance system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports, or PSURs.
All new MA applications must include a risk management plan, or RMP, describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs, or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.
Advertising regulation in the European Union
All advertising and promotional activities for the product must be consistent with the approved summary of product characteristics, and therefore all off-label promotion is prohibited. Direct-to-consumer advertising of prescription medicines is also prohibited in the European Union. Although general requirements for advertising and promotion of medicinal products are established under European Union directives, the details are governed by regulations in each European Union Member State and can differ from one country to another.
If the Company fails to comply with applicable foreign regulatory requirements, the Company may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
Pharmaceutical coverage, pricing and reimbursement
European Union
In the European Union, pricing and reimbursement schemes vary widely from country to country. In some countries, products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies or so-called health technology assessments, in order to obtain reimbursement or pricing approval. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement for and to control the prices of medicinal products for human use. European

Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control prescription volumes and issue guidance to physicians to limit prescriptions. Recently, many countries in the European Union have increased the amount of discounts required on pharmaceuticals and these efforts could continue as countries attempt to manage healthcare expenditures, especially in light of the severe fiscal and debt crises experienced by many countries in the European Union. The downward pressure on health care costs in general, particularly prescription products, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. Political, economic and regulatory developments may further complicate pricing negotiations, and pricing negotiations may continue after reimbursement has been obtained. Reference pricing used by various European Union member states, and parallel trade, i.e., arbitrage between low-priced and high-priced member states, can further reduce prices. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any products, if approved in those countries.
United States
In the United States, patients who have treatments prescribed for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which may not include all of the approved products for a particular indication.
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
More specifically, each of the above-mentioned steps of the development of therapeutic products for human use is heavily regulated and therefore involves significant interaction with public officials which is likely to cause a risk of corruption or bribery. For instance, in many countries, hospitals are operated by the government, and doctors and other hospital employees are considered foreign officials. Certain payments to hospitals in connection with clinical trials and other work have been deemed to be improper payments to government officials and have led to enforcement actions. That is why business activity may be subject to anti-bribery or anti-corruption laws, regulations or rules of other countries in which the Company operates, including without limitation the Foreign Corrupt Practices Act, the U.K. Bribery Act or the French Sapin 2 Law.
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
In addition, the Company may be subject to specific healthcare regulations, including, without limitation:
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
C.    Organizational Structure.
On December 31, 2021, Innate Pharma is the sole shareholder of Innate Pharma Inc.
D.    Property, Plants and Equipment.
Innate Pharma's corporate offices and laboratories are located in Luminy, near Marseille, France. In 2008, the Company signed a lease-financing agreement with SOGEBAIL, a subsidiary of Société Générale, for €6.6 million to finance the acquisition of its offices. The lease-financing agreement had a 12-year term. The Company had a purchase option for all of the buildings and land for the lump sum of €1 at the end of the term of the lease-financing agreement on June 8, 2020. In accordance with the terms of the lease-financing agreement, the Company exercised this buy-back option, and the deed of sale was signed on October 29, 2020.
Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
You should read the following discussion of the Company financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and its consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect the Company plans, estimates and beliefs. The Company actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Item 3.D – Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The Company audited consolidated financial statements as of and for the years ended December 31, 2019, 2020 and 2021 have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.
Overview
Innate Pharma is a biotechnology company focused on discovering, developing and commercializing first-in-class therapeutic antibodies designed to harness the immune system for the treatment of oncology indications with significant unmet medical need. The Company has extensive experience in research and development in immuno-oncology, having been pioneers in the understanding of natural killer cell, or NK cell, biology, and later expanding its expertise in the tumor microenvironment, tumor antigens and antibody engineering fields. The Company has built, internally and through its business development strategy, a broad and diversified portfolio including an approved product, four clinical product candidates and a robust preclinical pipeline. The Company has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, to leverage their development capabilities and expertise for some of its candidates. The Company believe its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
Since its inception, the Comapny has devoted substantially all of its financial resources to research and development efforts, including conducting preclinical studies and clinical trials of its product candidates, providing general and administrative support for its operations and protecting its intellectual property. The Company marketed product, Lumoxiti, was approved by the U.S. Food and Drug Administration, or FDA, under priority review in September 2018 and was commercially launched by AstraZeneca AB, or AstraZeneca, in November 2018. The Company has not yet generated any material revenue from product sales.
Further to the Company decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed the Company for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate will pay $6.2 million (€5.5 million as of December 31,2021) to AstraZeneca on April 30, 2022.
As of December 31, 2021, the Company had €159.7 million in cash, cash equivalents, short-term investments and non-current financial assets. Since its inception, the Company has raised a total of €306.4 million through the sale of equity securities, including €33.7 million in the initial public offering of its ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of our ordinary shares on Euronext and ADS on Nasdaq New-York in 2019. The Company has also received $530.0 million (€461,7 million) in payments from its collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of its equity securities by its collaborators.

The Company has significant agreements with AstraZeneca pursuant to which has the right to earn milestone and royalty payments. The Company has other license agreements pursuant to which has acquired intellectual property and under which the Company will be required to make payments to the counterparty upon the achievement of certain milestone events and commercial sales related to its product candidates.
The Company has incurred net losses in each year since our inception except for the years ended December 31, 2016 and 2018. The Company net income (loss) was €(20.8) million, €(64.0) million and €(52.8) million for the years ended December 31, 2019, 2020 and 2021, respectively. Substantially all of its net losses has resulted from costs incurred in connection with its research and development programs and from selling, general and administrative expenses associated with its operations. As the Company continue advancing its product candidates through research and development programs, the Company expect to continue to incur significant expenses and may again incur operating losses in future periods. The Company anticipate that such expenses will increase substantially if and as the Company:
•continues the research and development of its product candidates;
•initiates clinical trials for, or additional preclinical development of, its product candidates;
•further develops and refines the manufacturing processes for its product candidates;
•changes or adds manufacturers or suppliers of biological materials;
•seeks regulatory and marketing authorizations for any of its product candidates that successfully complete development;
•establishes a sales, marketing and distribution infrastructure to commercialize products for which may obtain marketing authorization;
•seeks to identify and validate additional product candidates;
•acquires or license other product candidates, technologies or biological materials;
•makes milestone, royalty or other payments under any current or future license agreements;
•obtains, maintains, protects and enforces its intellectual property portfolio;
•secures manufacturing arrangements for commercial production;
•seeks to attract and retain new and existing skilled personnel;
•creates additional infrastructure to support its operations as a U.S. public company and incurs increased legal, accounting, investor relations and other expenses; and
•experiences delays or encounters issues with any of the above.
The Company anticipates that will need to raise additional funding, prior to completing clinical development of any of its product candidates. Until such time that the Company can generate significant revenues from sales of its product candidates, if approved, the Company expect to finance its operating activities through a combination of milestone payments received pursuant to its strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, The Company may not receive milestone payments when expected, or at all, and the Company may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on its financial condition and could force the Company to delay, limit, reduce or terminate its development programs or commercialization efforts or grant to others rights to develop or market product candidates that the Company would otherwise prefer to develop and market itself. Failure to receive additional funding could cause the Company to cease operations, in part or in full.

Presentation of Financial Information
The Company audited consolidated financial statements included herein as of and for the years ended December 31, 2019, 2020 and 2021 have been prepared in accordance with IFRS as issued by the IASB.
Due to the listing of its ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Company also prepares and publishes its consolidated financial statements in accordance with IFRS as adopted by the European Union, or EU.
All the standards published by the IASB that are mandatorily applicable in the years ended December 2019, 2020 and 2021 are endorsed by the EU and are mandatorily applicable in the EU. Therefore, the Company audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 are compliant with both IFRS as issued by the IASB and IFRS as adopted by the EU.
The preparation of financial statements in accordance with IFRS requires the Company to make significant judgments and estimates which are presented below. See “—Critical Accounting Policies and Significant Judgments and Estimates.”
Principal Collaboration and Licensing Agreements of the Company
The Company results of operations are impacted by the terms and conditions of its principal collaboration and licensing agreements. For a description of its principal collaboration and licensing agreements, see “Item 10C.—Material Contracts.”
Principal Components of the Company Results of Operations
Revenue and other income
The Company revenue and other income mainly consists of revenues from collaboration and licensing agreements and government financing for research expenditure in the form of the research tax credits, as well as other grants.
Revenue from collaboration and licensing agreements
The Company currently derives substantially all its revenues from payments pursuant to its licensing and collaboration agreements with AstraZeneca relating to monalizumab and IPH5201 and Sanofi relating to IPH6101/SAR443579, consisting of (i) upfront payments, (ii) milestone payments based upon the achievement of pre-determined development, regulatory and commercial events and (iii) research and development fees related to charges for full time equivalents, or FTEs, at contracted rates and reimbursement of research and development expenses.
The Compa,ny has not generated any revenue from product sales since its inception, with the exception in 2018, 2019, 2020 and 2021 of Lumoxiti sales, which were previously classified in its half-year and annual reports in the net income (loss) from distribution agreements during the transition period with AstraZeneca (ended September 30, 2020) and as revenue for the 2020 fourth quarter.
Further Innate's decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales.

As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti Activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year in accordance with IFRS5 "non-current assets held for sale and discontinued operations". The income statement for the year ended December 31, 2020 and 2019 below has been prepared as if the Lumoxiti activity (including sales) had been a discounted operation for the 2020 and 2019 financial year in accordance with the same IFRS standard.
The Company ability to generate significant product revenue and to become profitable will depend upon its ability to successfully develop, obtain regulatory approval for and commercialize any product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, the Company is unable to predict the amount, timing or whether will be able to obtain product revenue.
On January 1, 2018, IFRS 15 Revenue from contracts with customers, or IFRS 15, became mandatorily applicable.
IFRS 15 supersedes IAS 11 Construction contracts, IAS 18 Revenue, or IAS 18, and related interpretations, and changes the accounting treatment of the revenue relating to the Company's agreement with AstraZeneca with respect to monalizumab. Under IFRS 15, the Company's co-funding share of research and development expenses incurred by AstraZeneca is no longer recorded as research and development expense, but rather is deducted from the recognition of the upfront payment received by the Company upon execution of the agreement. The amount of its co-funding obligation is now recognized as a collaboration liability and is no longer recorded as deferred revenue in the consolidated statement of financial position. When the collaboration liability is in a foreign currency, which is the case in the context of this agreement, it is translated at each reporting date using the closing exchange rate, which generates foreign exchange gains or losses in the Company consolidated statement of income (loss).
Since January 1, 2018, agreements are analyzed according to IFRS 15. For the Company's agreements relating to monalizumab and IPH5201, the Company has concluded that the license is not distinct from the research and development services because those services increase the utility of the license. As a result, the estimated transaction price is spread over the period when the Company is engaged to deliver services to AstraZeneca based on the percentage of completion of the costs to be incurred, and non-refundable initial payments received are deferred and recognized as revenue over time.
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
When a collaboration contract grants to the collaborator an option to acquire a license, the Company exercises judgment to determine the beginning date of transfer of the control of the license. Depending on the situation, the recognition of the revenue begins from the date of the contract, with the payment relating to the exercise of the option being therefore considered as variable consideration, or the recognition is deferred until the exercise or expiration of the option.
In addition, under the agreements with AstraZeneca relating to IPH5201 and avdoralimab, the Company is reimbursed for some of our internal and external costs. The Company recognizes these reimbursements as revenue in its consolidated statement of income (loss) when the related costs are incurred.
Revenue recognition involves significant judgments and estimates by management. See “—Critical Accounting Policies and Significant Judgments and Estimates.”

Prior to 2018, revenue was recognized in accordance with IAS 18. Consequently, there is no difference in revenue recognition accounting policies used for the audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021.
Government financing for research expenditures
The Company's government financing for research expenditures consists of research tax credits (crédit d’impôt recherche) and grants.
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
•The Company's corporate income tax liability does not limit the amount of the research tax credit—if the Company does not pay any corporate income tax, the Company can offset the remaining research tax credit the year following its record in the income statement; and
•the research tax credit is not included in the determination of the corporate income tax.
When the research tax credit is not deductible from taxes payable by us, it is generally reimbursed by the French government three years after the fiscal year for which it is determined. However, since 2011, companies that meet the definition of small and medium sized enterprises (“SMEs”) according to the European Union criteria are eligible for early reimbursement of their research tax credit receivable. The status of SME is lost when the criteria for eligibility are exceeded during two consecutive years. The Company losted its SME status at the end of the 2019 fiscal year and is eligible again since the end of the 2021 financial year.
The Company has concluded that the research tax credit meets the definition of a government grant as defined in IAS 20 Accounting for government grants and disclosure of government assistance, or IAS 20, and that the classification as “Revenue and other income” in its consolidated statement of income (loss) is appropriate.
Innate also from time to time receive government grants, which are recognized in its consolidated statement of income (loss) when comply with the conditions attached to the grants and they are non-repayable grants.
Operating expenses from continuing operations
Since inception, Innate's operating expenses has consisted primarily of research and development expenses and general and administration expenses.
Following the transfer back of the U.S marketing authorization to AstraZeneca linked to the Lumoxiti Termination and Transition Agreement (from October 1, 2021), selling expenses relating to Lumoxiti activities are presented as discontinued operations for the year ended December 31, 2021. The 2020 and 2019 comparatives have been restated compared to previous publications, in accordance with the same standard (see "Discontinued Operations" below).
Research and development expenses
The Company engages in substantial research and development efforts to develop innovative product candidates. Research and development expenses consist primarily of:
•personnel costs, including salaries, related benefits and share-based compensation, for Innate's employees engaged in scientific research and development functions;
•cost of third-party contractors and academic institutions involved in preclinical studies or clinical trials that the Company may conduct, or third-party contractors involved in field trials;
•purchases of biological raw materials, real estate leasing costs as well as conferences and travel costs; and
•certain other expenses, such as expenses for use of laboratories and facilities for Innate's research and development activities as well as depreciation and amortization.
Innate's research and development efforts are focused on its existing product candidates and preclinical programs, including the advancement of its lead product candidates, monalizumab, lacutamab and avdoralimab. Its direct research and development expenses consist principally of external costs associated with subcontracting of preclinical and clinical operations to third parties, which Innates tracks on a program-by-program basis. The Company also use its employee and infrastructure resources across multiple research and development programs, and do not track these indirect expenses on a program-by-program basis.
Research and development costs are expensed as incurred. Costs for certain activities are recognized based on an evaluation of the progress to completion of specific tasks using data such as information provided to Innate Pharma by its vendors and analyzing the progress of its preclinical studies or other services performed. Significant judgment and estimates are made in determining the accrued expense balances at the end of any reporting period. Non-refundable advance payments for research and development goods or services to be received in the future from third parties are deferred and capitalized. The capitalized amounts are expensed as the related goods are delivered or the services are performed.
Research and development activities are central to Innate's business. As product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, the Company expect that its research and development costs will increase in the foreseeable future. Such cost increases are expected to occur as the Company conduct existing clinical trials and initiate future clinical trials, manufacture pre-commercial clinical trial and preclinical study materials, expand its research and development efforts, seek regulatory approvals for its product candidates that successfully complete clinical trials, access and develop additional technologies and hire additional personnel to support its research and development efforts.
The Company cannot determine with certainty the duration and total costs of its future clinical trials of its product candidates or if, when, or to what extent Innate will generate revenues from the commercialization and sale of any of our product candidates, or those of our collaborators, that might obtain regulatory approval. Innate may never succeed in achieving regulatory approval for any of product candidates. The duration, costs and timing of clinical trials and development of its product candidates will depend on a variety of factors, including:
•the scope, rate of progress and expense of its ongoing clinical trials as well as any additional preclinical studies, clinical trials conducted by its collaborators and other research and development activities;
•clinical trial and preclinical study results;
•the terms and timing of regulatory approvals;
•the expense of filing, maintaining, prosecuting, defending and enforcing patent claims and other intellectual property rights; and
•the ability to market, commercialize and achieve market acceptance for any products that receive regulatory approval.
A change in the outcome of any of these variables with respect to the development of monalizumab, lacutamab and avdoralimab or any other product candidate or preclinical program that the Company is developing or could develop in the future could mean a significant change in the costs and timing associated with the development of such product candidates or preclinical programs. For example, if the FDA, the European Medicines Agency, or EMA, or another regulatory authority were to require Innate to conduct preclinical studies and clinical trials beyond those that currently anticipate will be required for the completion of clinical development, or if the Company experience significant delays in enrollment in any clinical trials, the Company could be required to spend significant additional financial resources and time on the completion of clinical development. For a discussion of the risks associated with completing the development projects on schedule, see “Risk Factors—Risks Related to the Development of the Product Candidates.”
General and administrative expenses
General and administrative expenses consist primarily of personnel costs and share-based compensation for personnel other than research and development staff. Selling, general and administrative expenses also consist of fees for professional services, mainly related to audit, IT, accounting, recruitment and legal services, communication and travel costs, real-estate leasing costs, office furniture and equipment costs, allowance for amortization and depreciation, director’s attendance fees and insurance costs and overhead costs, such as postal and telecommunications expenses.
Net financial income (loss)
The financial income (loss) primarily consists of realized and unrealized foreign exchange gains and losses primarily related to the purchase of services as well as deposit accounts denominated in U.S. dollars and gains and losses and interest received in relation to cash and cash equivalents that have been deposited in cash accounts, short-term fixed deposits and short-term highly liquid investments with original maturities of three months or less. The Company's cash and cash equivalents generate a modest amount of interest income. Innate expect to continue this investment philosophy in the future.
Net result from discontinued operations
Further to Innate's decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate will pay $6.2 million (€5.5 million as of December 31, 2021) to AstraZeneca on April 30, 2022.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti Activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year in accordance with IFRS5 "non-current assets held for sale and discontinued operations". The income statement for the year ended December 31, 2020 and 2019 below has been prepared as if the Lumoxiti activity (including sales) had been a discounted operation for the 2020 and 2019 financial year in accordance with the same IFRS standard.
Consecutively, net result from discontinued operations included revenue (including sales), operating expenses, impairment of intangible asset and also net income (loss) from distribution agreements relating to Lumoxiti operations for the years ended December 31, 2019, 2020 and 2021.
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
As of December 31, 2020, impairment of intangible assets consisted to the full depreciation of Lumoxiti rights for an amount of €43.5 million, following the Company's decision to return the U.S. and EU commercialization rights of Lumoxiti to AstraZeneca. This full depreciation of Lumoxiti rights is included and presented in the net result from discontinued operations relating to Lumoxiti for the year ended December 31, 2020.
Net income (loss) from distribution agreements
When commercialization activities related to a product that the Company own or license are performed by a third-party under a collaboration or transition agreement, Innate must determine if the collaborator acts as an agent or a principal. With respect to our agreement with AstraZeneca related to Lumoxiti, the Company concluded that AstraZeneca acted as principal during the periods presented until the end of the transition period (September 30, 2020) because AstraZeneca controlled the commercialization activities and is the holder of the applicable regulatory marketing authorization.
As a result, the Company recognize on a single line the net income (loss) from our Lumoxiti distribution agreement until the end of the transition period in an amount equal to the sales for the period net of the administrative and selling expenses associated with the sales revenue allocated to the Company. The net income (loss) from distribution agreements is included and presented in the net result from discontinued operations relating to Lumoxiti for the years ended December 31, 2020 and 2021.

A.    Operating Results
Comparisons for the years ended December 31, 2020 and 2021
The following table sets forth a summary of the Company's consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Revenue from collaboration and licensing agreements	€ 56,155	€ 12,112
Government financing for research expenditures	13,618	12,591
Revenue and other income	69,773	24,703

Research and development expenses	(49,708)	(47,004)
General and administrative expenses	(18,986)	(25,524)
Operating expenses	(68,694)	(72,528)

Operating income (loss)	1,079	(47,825)

Financial income	4,855	6,344
Financial expenses	(6,763)	(3,997)
Net financial income (loss)	(1,908)	2,347

Net income (loss) before tax	(829)	(45,478)

Income tax expense	—	—
Net income (loss) from continuing operations	(829)	(45,478)

Net income (loss) from discontinued operations	(63,155)	(7,331)

Net income (loss)	€ (63,984)	€ (52,809)
(1)The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of the Company's consolidated financial statements appearing elsewhere in this Annual Report.

Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income from continuing operations decreased by €45.1 million, or 64.6%, to €24.7 million for the year ended December 31, 2021, as compared to revenue and other income of €69.8 million for the year ended December 31, 2020.

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Revenue from collaboration and licensing agreements	€ 56,155	€ 12,112
Government financing for research expenditures	13,618	12,591
Revenue and other income	€ 69,773	€ 24,703
(1)The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of the Company's consolidated financial statements appearing elsewhere in this Annual Report.

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations decreased by €44.0 million, or 78.4%, to €12.1 million for the year ended December 31, 2021, as compared to revenue from collaboration and licensing agreements of €56.2 million for the year ended December 31, 2020. Revenue from collaboration and licensing agreements mainly resulted from the agreements with AstraZeneca signed in April 2015, October 2018 and September 2020. Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement	€ 33,620	€ 7,497
of which IPH5201 agreement	13,418	—
of which Sanofi agreement	7,000	3,000
Proceeds from collaboration and licensing agreements	54,038	10,497

Invoicing of research and development costs (IPH5201 and avdoralimab agreements)	2,531	1,613
Exchange gains (loss) on collaboration agreements	(602)	—
Others	188	—
Revenue from collaboration and licensing agreements	€ 56,155	€ 12,112
(1)The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of the Company's consolidated financial statements appearing elsewhere in this Annual Report.
Proceeds related to monalizumab. Revenue related to monalizumab decreased by €26.1 million, or 78%, to €7.5 million for the year ended December 31, 2021, as compared to €33.6 million for the year ended December 31,2020. This decrease is mainly explained by the decrease in direct monalizumab research and development costs over the period, in connection with the Phase 1 & 2 trials maturity. As of December 31, 2021, the deferred revenue related to monalizumab amounted to €20.2 million (€12.1 million as “Deferred revenue—Current portion” and €8.0 million as “Deferred revenue—Non-current portion”).
Proceeds related to IPH5201. There is no revenue related to IPH5201 for the year ended December 31, 2021 as compared to €13.4 million for the year ended December 31, 2020. As of December 31, 2020,

since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue.
Invoicing of research and development costs - IPH5201 & avdoralimab. Pursuant to the Company's agreements with AstraZeneca, clinical costs for the ongoing Stellar Phase 1 trial testing avdoralimab in oncology are equally shared between Innate and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca, These costs are re-invoiced on a quarterly basis.
Revenue from invoicing of research and development costs for the year ended December 31, 2021 was €1.6 million compared to €2.5 million for the year ended December 31, 2020 , or a decrease of € 0.9 million. The decrease between the two periods is mainly explained by the decrease in research and development costs incurred by the Company under these agreements.
Proceeds related to Sanofi - IPH6101. In January 2021, a GLP-tox study was initiated for the IPH6101/SAR443579 program. Additionally, in December 16, 2021, the Company announced that the first patient was dosed in a Phase 1 clinical trial launched by Sanofi in humans with IPH6101/SAR443579 in relapsed or refractory AML. These trials triggered two milestone payments from Sanofi to Innate, planned in the research collaboration between the two companies, fully recognized in revenue as of December 31, 2021.

Government financing for research expenditures
Government funding for research expenditures decreased by €1.0 million, or 24%, to €12.6 million for the year ended December 31, 2021, as compared to €13.6 million for the year ended December 31, 2020. The change is mainly due to a decrease in amortization expense relating to the intangible assets related to the IPH5201 rights and monalizumab. The table below details government funding for research expenditures for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020	2021

Research Tax Credit	€ 13,084	€ 10,310
Grant (1)	534	2,281
Government financing for research expenditures	€ 13,618	€ 12,591
(1) As of December 31, 2021, the total amount of grants recognized in the income statement includes an amount of €1,988 thousand representing the first tranche received (€1,360) and a remaining amount to be received (€628) related to the BPI financing contract signed in August 2020 as a part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of December 31, 2021, the financing is considered by the Company to be non-refundable, in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published in July 6, 2021.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Research and development expenses	€ (49,708)	€ (47,004)
General and administrative expenses	(18,986)	(25,524)
Total operating expenses	€ (68,694)	€ (72,528)
(1)The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.
Research and development expenses
Our research and development expenses are broken down as set forth in the table below for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Lacutamab	€ (9,801)	€ (14,834)
Monalizumab	(3,851)	(1,913)
Avdoralimab	(4,650)	(3,330)
Sub-total programs in clinical development	(18,302)	(20,077)
Sub-total programs in preclinical development	(5,133)	(6,647)
Total direct research and development expenses	(23,434)	(26,724)
Personnel expenses (including share-based payments)	(14,661)	(15,208)
Depreciation and amortization	(8,231)	(3,153)
Other expenses	(3,382)	(1,918)
Personnel and other expenses	(26,274)	(20,279)
Total research and development expenses	€ (49,708)	€ (47,004)
(1)The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.
Research and development expenses from continuing operations decreased by €2.7 million, or 5.4%, to €47.0 million for the year ended December 31, 2021, as compared to research and development of €49.7 million for the year ended December 31, 2020. This decrease mainly results from a decrease of €5.1 million in research and development depreciation and amortization of intangible assets acquired by the Company, partly offset by an increase of €3.3 million in direct research and development expenses (clinical and non-clinical). Research and development expenses represented a total of 64.8% and 72.4% of operating expenses for years ended December 31, 2021 and December 31, 2020, respectively.
Direct research and development expenses increased by €3.3 million, or 14.0%, to €26.7 million for the year ended December 31, 2021, as compared to direct research and development expenses of € €23.4 million for the year ended December 31, 2020. This increase is mainly due to: (i) a €5.0 million increase in expenses relating to the lacutamab program and (ii) a €1.5 million increase in expenses related to non-clinical development program relating notably to IPH65. These increases are partly offset by a €1.9 million and €1.3 million decreases in expenses relating to the monalizumab and avdoralimab programs, respectively.
Also, as of December 31, 2021, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €40.4m, as compared to collaborations liabilities of €46.7m as of December 31, 2020. This decrease of €6.3m mainly results from the payments made in 2021 to AstraZeneca relating to the co-funding of the monalizumab program, including the INTERLINK-1 Phase 3 trial.
Personnel and other expenses allocated to research and development decreased by €6.0 million, or 22.8%, to €20.3 million for the year ended December 31, 2021, as compared to an amount of €26.3 million for the year ended December 31, 2020. This decrease is mainly due to the decrease by €5.2 million in amortization relating to monalizumab rights (extension of the depreciation horizon due to the extension of the duration of certain clinical trials) and IPH5201 rights (full amortization at December 31, 2020).
As of December 31, 2021, the Company had 148 employees in research and development functions, compared to 164 as of December 31, 2020.

General and administrative expenses
General and administrative expenses from continuing operations increased by €6.5 million, or 34.4%, to €25.5 million for the year ended December 31, 2021, as compared to €19.0 million for the year ended December 31, 2020. General and administrative expenses represented a total of 35.2% and 27.6% of our total operating expenses for the years ended December 31, 2021 and 2020, respectively.
The table below presents our general and administrative expenses by nature for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Personnel expenses (including share based payments)	€ (8,250)	€ (10,883)
Non scientific advisory and consulting	(4,441)	(5,108)
Other expenses (2)	(6,294)	(9,533)
Total general and administrative	€ (18,986)	€ (25,524)
(1)The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.
(2) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.
Personnel expenses, which includes the compensation paid to our employees and consultants, increased by €2.6 million, or 31.9%, to €10.9 million for the year ended December 31, 2021, as compared to personnel expenses of €8.3 million for the year ended December 31, 2020. This increase mainly results from an increase in wages of €2.0 million, mainly resulting from restructuring costs and higher annual bonuses level in 2021. This increase is completed by the increase in share-based payments of €0.6 million. As of December 31, 2021, we had 65 employees in general and administrative functions, as compared to 64 as of December 31, 2020.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses increased by €0.7 million, or 15.0%, to €5.1 million for the year ended

December 31,2021, as compared to an amount of €4.4 million for the year ended December 31, 2020. This increase results mainly from (i) an increase of auditing and accounting fees, recruitment fees and investor relation consultancy fees partly offset by (ii) the a decrease of costs related to the launch of the Company's new ERP in 2020 and the support by external service providers in the context of compliance with the Sarbanes-Oxley law following the listing of the Company in the United States in October 2019.
Other general and administrative expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative expenses. These expenses increased by €3.2 million or 51.5% to €9.5 million for the year ended December 31,2021, as compared to an amount of €6.3 million for the year ended December 31, 2020. This increase related notably to insurance costs, which increased in fiscal year 2021, following the listing of the Company in the United States in October 2019. It also includes increases related to staff training (catch-up observed in 2021 following the impact of COVID-19 in 2020) and local taxes.
Financial income (loss), net
Net financial result increased by €4.3 million, to a €2.3 million gain for the year ended December 31, 2021, as compared to a €1.9 million loss for the year ended December 31, 2020. This change results mainly from the change in the fair value of certain financial instruments (loss of €0.6 million in 2020 as compared to a €1.1 million gain in 2021) and a net foreign exchange gain of €1.2 million in 2021 as compared to a net foreign exchange loss of €1.6 million in 2020.
The table below presents the components of our net financial result for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020	2021
	(in thousands)
Interests and gains on financial assets	€ 564	€ 327
Unrealized gains on financials assets	313	1,177
Foreign exchange gains	3,978	4,839
Other financial income	—	—
Financial income	4,855	6,344

Foreign exchange losses	(5,557)	(3,591)
Unrealized losses on financial assets	(865)	(95)
Interest on financial liabilities	(341)	(312)
Other financial expenses	—	—
Financial expenses	(6,763)	(3,997)

Net financial income (loss)	€ (1,908)	€ 2,347

For the years ended December 31, 2020 and 2021, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents, short-term investments and financial assets. Unrealized gains and losses on financial assets relate to unquoted instruments.

Net result from discontinuing operations
Further to Innate's decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. Subsequently, operations related to Lumoxiti are presented as a discontinued operation as of October 1, 2021.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti Activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year in accordance with IFRS5 "non-current assets held for sale and discontinued operations". The income statement for the year ended December 31, 2020 and 2019 below has been prepared as if the Lumoxiti activity (including sales) had been a discounted operation for the 2020 and 2019 financial year in accordance with the same IFRS standard.
As a consequence, net result from discontinued operations relating to Lumoxiti represents a net loss of €7.3 million as compared to a net loss of €63.2 million for the years ended December 31, 2020 and 2021, respectively, presented as follows :

	Year ended December 31,
	2020	2021

Revenue and other income	(in thousands)
Revenue from collaboration and licensing agreements	€ —	€ 926
Sales	678	874
Total revenue and other income	678	1,800

Research and development expenses (1)	(8,905)	(624)
Selling, general and administrative expenses (2)	(12,260)	(8,507)
Total operating expenses	(21,165)	(9,131)

Net income (loss) from distribution agreements	861	—
Impairment of intangible assets (3)	(43,529)
Operating income (loss)	(63,155)	(7,331)

Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—

Net income (loss) before tax	(63,155)	(7,331)

Income tax expense	—	—
Net income (loss) from discontinued operations	(63,155)	(7,331)
(1) Research and development expenses. Research and development expenses relating to Lumoxiti discontinued operations amounted to €8.9 million and €0.6 million for the years ended December 31, December 31, 2020 and 2021, respectively. For the year ended the December 31, 2020, these expenses were mainly composed of the amortization of the rights relating to Lumoxiti intangible asset (before impairment, see below) and the re-invoicing issued by AstraZeneca for R&D development relating to Lumoxiti. These re-invoicing were established until September 30, 2020, end date of the transition following contract signed in October 2018.
(2) Selling, general and administrative expenses. Selling, general and administrative expenses relating to Lumoxiti discontinued operations amounted to €8.5 million and €12.3 million for the years ended December 31, 2020 and 2021, respectively. For the year ended the December 31, 2020, these expenses mainly resulted from the costs incurred for the marketing of Lumoxiti and for our U.S subsidiary, including the related personnel costs, until the decision to return Lumoxiti rights to AstraZeneca at the end of 2020. For 2021, these expenses mainly consist of the amount of $6.2 million (€5.5 million) to be paid on April 30, 2022 to AstraZeneca under the Termination and Transition Agreement.
(3) Impairment of intangible asset Following the Company decision in November 2020 to return the marketing rights of Lumoxiti in the United States and in Europe, the Lumoxiti rights were fully written down to their net book value as of October 31, 2020, i.e. €43,529 thousand.

Comparisons for the years ended December 31, 2019 and 2020
The following table sets forth a summary of our consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2019 (1) (2)	2020 (2)
	(in thousands)
Revenue from collaboration and licensing agreements	€ 68,609	€ 56,155
Government financing for research expenditures	16,840	13,618
Revenue and other income	85,449	69,773

Research and development expenses	(62,897)	(49,708)
General and administrative expenses	(20,977)	(18,986)
Operating expenses	(83,874)	(68,694)

Operating income (loss)	1,575	1,079

Financial income	11,269	4,855
Financial expenses	(4,976)	(6,763)
Net financial income (loss)	6,293	(1,908)

Net income (loss) before tax	7,868	(829)

Income tax expense	—	—
Net income (loss) from continuing operations	7,868	(829)

Net income (loss) from discontinued operations	(28,627)	(63,155)

Net income (loss)	€ (20,759)	€ (63,984)
(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the years ended December 31, 2018 have not been restated. See Note 2.d to our consolidated financial statements appearing elsewhere in this Annual Report.
(2)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income from continuing operations decreased by €15.7 million, or 18.3% , to €69.8 million for the year ended

December 31, 2020, as compared to revenue and other income of €85.4 million for the year ended December 31, 2019 .

Year ended December 31,
	2019 (1)	2020 (1)
(in thousands)
Revenue from collaboration and licensing agreements	€ 68,609	€ 56,155
Government financing for research expenditures	16,840	13,618
Revenue and other income	€ 85,449	€ 69,773
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

Revenues from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations decreased by €12.5 million, or 18.2%, to €56.2 million for the year ended December 31, 2020, as compared to revenue from collaboration and licensing agreements of €68.6 million for the year ended December 31, 2019. Revenue from collaboration and licensing agreements mainly resulted from the agreements with AstraZeneca signed in April 2015, October 2018 and September 2020. Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement	€ 42,541	€ 33,620
of which IPH5201 agreement	18,816	13,418
of which Sanofi agreement	—	7,000

Proceeds from collaboration and licensing agreements	61,356	54,038

Invoicing of research and development costs (IPH5201 and avdoralimab agreements)	6,949	2,531
Exchange gains (loss) on collaboration agreements	293	(602)
Others	10	188
Revenue from collaboration and licensing agreements	€ 68,974	€ 56,155
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

Proceeds related to monalizumab. Revenue related to monalizumab decreased by €8.9 million, or 21%, to €33.6 million for the year ended December 31, 2020, as compared to €42.5 million for the year ended December 31,2019. This decrease is mainly explained by the decrease in direct monalizumab research and development costs over the period, in connection with the end of the recruitment of Phase 2 Cohort 2 during 2019. Progress was assessed on the basis of recognized costs relative to the total costs incurred for these studies. As of December 31, 2020, the deferred revenue related to monalizumab amounted to €26.6 million (€11.3 million as “Deferred revenue—Current portion” and €15.3 million as “Deferred revenue—Non-current portion”).
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
Invoicing of research and development costs & avdoralimab. Pursuant to our agreements with AstraZeneca, clinical costs for the ongoing Stellar Phase 1 trial testing avdoralimab in oncology are equally shared between Innate and AstraZeneca and research and development costs related to IPH5201 are fully borne by AstraZeneca. These costs are re-invoiced on a quarterly basis.
Revenue from invoicing of research and development costs for the year ended December 31, 2020 was €2.5 million compared to €6.9 million for the year ended December 31, 2019, or a decrease of €4.4 million. The decrease between the two periods is mainly explained by the decrease in research and development costs relating to IPH5201 re-invoiced to AstraZeneca following the transition of the program in Phase 1 clinical trial, supported AstraZeneca.
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

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2020 and 2019.

Year ended December 31,
	2019 (1)	2020 (1)
(in thousands)
Research and development	€ (62,897)	€ (49,708)
Selling, general and administrative	(20,977)	(18,986)
Total operating expenses	€ (83,874)	€ (68,694)
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.
Research and development expenses
Our research and development expenses from continuing operations are broken down as set forth in the table below for the years ended December 31, 2019 and 2020.

	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands)
Lacutamab	€ (9,870)	€ (9,801)
Monalizumab	(6,195)	(3,851)
Avdoralimab	(5,887)	(4,650)
Sub-total programs in clinical development	(21,952)	(18,302)
Sub-total programs in preclinical development	(10,741)	(5,133)
Total direct research and development expenses	(32,693)	(23,434)
Personnel expenses (including share-based payments)	(14,897)	(14,661)
Depreciation and amortization	(12,734)	(8,231)
Other expenses	(2,573)	(3,382)
Personnel and other expenses	(30,204)	(26,274)
Total research and development expenses	€ (62,897)	€ (49,708)
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.
Research and development expenses from continuing operations decreased by €15.2 million , or 18.1%, to €49.7 million for the year ended December 31, 2020, as compared to research and development of €62.9 million for the year ended December 31, 2019. This decrease mainly results from a decrease of €9.3 million in direct research and development expenses from continuing operations (clinical and non-clinical) and a decrease of €4.5 million in research and development depreciation and amortization mostly relating to intangible assets acquired by the Company. Research and development expenses from continuing operations represented a total of 72.4% and 75.0% of operating expenses for years ended December 31, 2020 and December 31, 2019, respectively.
Direct research and development expenses decreased by €9.3 million, or 28.3%, to €23.4 million for the year ended December 31, 2020, as compared to direct research and development expenses of €€32.7 million for the year ended December 31, 2019. This decrease is mainly due to (i) a €5.6 million decrease in expenses related to non-clinical development program, (ii) a €2.3 million decrease in expenses related to the monalizumab program. The decrease in clinical expenses related to Lumoxiti is mainly due to the completion of work in 2019 in preparation for regulatory submission in Europe. The decrease in preclinical expenses is mainly explained by the finalization of work related to IPH5201 and IPH5301.
Personnel and other expenses allocated to research and development decreased by €3.9 million, or 13.0%, to €26.3 million for the year ended December 31, 2020, as compared to an amount of €30.2 million for the year ended December 31, 2019. This decrease is mainly due to the decrease by €3.5 million in amortization relating to monalizumab rights (extension of the depreciation horizon due to a mechanical adjustment after the completion of a cohort in 2020) and IPH5201 rights (full amortization at December 31, 2020).
As of December 31, 2020, the Company had 164 employees in research and development functions, compared to 162 as of December 31, 2019.
Selling, general and administrative expenses
Selling, general and administrative expenses from continuing activities increased by €2.0 million, or 9.5%, to €19.0 million for the year ended December 31, 2020, as compared to €21.0 million for the year ended December 31, 2019. Selling, general and administrative expenses represented a total of 27.6% and 25.0% of our total operating expenses for the years ended December 31, 2020 and 2019, respectively.
The table below presents our selling, general and administrative expenses from continuing activities by nature for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019 (1)	2020 (1)
	(in thousands)
Personnel expenses (including share based payments)	€ (9,173)	€ (8,250)
Non scientific advisory and consulting	(5,610)	(4,441)
Other expenses (2)	(6,195)	(6,294)
Total general and administrative	€ (20,977)	€ (18,986)
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.
(2) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.

Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.9 million, or 10.1%, to €8.3 million for the year ended December 31, 2020, as compared to personnel expenses of €9.2 million for the year ended December 31, 2019. This decrease mainly results from a drop of €1.2 million in share based payments.
As of December 31, 2020, we had 64 employees in general and administrative functions, as compared to 65 as of December 31,2019.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses increased by €1.2 million, or 20.8%, to €4.4 million million for the year ended December 31, 2020, compared to an amount of €5.6 million for the year ended December 31, 2019. This increase results mainly from the costs incurred in 2020 due to the launch of the Company's new ERP and the support by external service providers in the context of compliance with the Sarbanes-Oxley law following the listing of the Company in the United States in October 2019.
Other selling, general and administrative expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative and commercial expenses. It notably includes insurance costs, that increased following the listing of the Company in the U.S. in October 2019.

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

Net result from discontinuing operations
Further to Innate's decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti Activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year in accordance with IFRS5 "non-current assets held for sale and discontinued operations". The income statement for the year ended December 31, 2020 and 2019 below has been prepared as if the Lumoxiti activity (including sales) had been a discounted operation for the 2020 and 2019 financial year in accordance with the same IFRS standard.
Thus, net result from discontinued operations relating to Lumoxiti represents a net loss of €63.2 million as compared to a net loss of €28.6 million for the years ended December 31, 2019 and 2020, respectively, presented as follow :

	Year ended December 31,
	2019	2020
Revenue and other income	(in thousands)
Revenue from collaboration and licensing agreements	365	€ —
Sales	—	678
Total revenue and other income	365	678

Research and development expenses (1)	(15,947)	(8,905)
Selling, general and administrative expenses (2)	(4,826)	(12,260)
Total operating expenses	(20,773)	(21,165)

Net income (loss) from distribution agreements (3)	(8,219)	861
Impairment of intangible assets (4)	—	(43,529)
Operating income (loss)	(28,627)	(63,155)

Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—

Net income (loss) before tax	(28,627)	(63,155)

Income tax expense	—	—
Net income (loss) from discontinued operations	(28,627)	(63,155)
(1) Research and development expenses. Research and development expenses relating to Lumoxiti discontinued operations amounted to €15.9 million and €8.9 million for the years ended December 31, December 31, 2019 and 2020, respectively. This decrease of €7.0 million mainly results from expenses supported in 2019 relating to the generation of additional clinical data and the preparation of the submission of the marketing authorization application to the EMA in 2019.

(2) Selling, general and administrative expenses. Selling, general and administrative expenses relating to Lumoxiti discontinued operations amounted to €4.8 million and €12.3 million for the years ended December 31, 2019 and 2020, respectively. This increase of €7.4 million mainly resulted resulting from the recruitment of employees and from fees relating to the commercialization of Lumoxiti
(3) Net income (loss) from distribution agreement. When product sales are performed by a partner in the context of collaboration or transition agreements, the Company must determine if the partner acts as an agent or a principal. The Company concluded that AstraZeneca acted as a principal in the context of the production and commercialization of Lumoxiti until September 30, 2020. Consequently, the global inflows and outflows received from or paid to AstraZeneca are presented on a single line in the statement of income of Innate Pharma. This amount does not include the R&D costs which are recognized as R&D operating expenses. The Company recognized a net income of €0.9 million from the Lumoxiti license agreement in the year ended December 31, 2020, covering the first three quarters, to be compared to a net loss of €8.2 million for the year ended December 31, 2019, which reflected revenue from sales of Lumoxiti in the period, less administrative and selling expenses associated with the sales revenue allocated to Innate, following the sale in the United States. As of December 31, 2020, following the end of the transition period for the commercialization of Lumoxiti in the United States on September 30, 2020, the Company recognized fourth quarter net sales of Lumoxiti in the total amount of €0.7 million.
(4) Impairment of intangible asset. Following the Company decision in November 2020 to return the marketing rights of Lumoxiti in the United States and in Europe, the Lumoxiti rights were fully written down to their net book value as of October 31, 2020, i.e. €43,529 thousand.

Critical Accounting Policies and Significant Judgments and Estimates
The Company's consolidated financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing the financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the facts and circumstances. The actual value of the Company's assets, liabilities and shareholders’ equity as well as its income and expenses could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. See Note 2 to its consolidated financial statements appearing elsewhere in this Annual Report.
The Company believes that the most significant management judgments and assumptions in the preparation of its consolidated financial statements are described below.
Accounting for collaboration and licensing arrangements
To date, the Company's revenue has been generated primarily from payments received in relation to research, collaboration and licensing agreements signed with pharmaceutical companies. These contracts generally provide for components such as upfront payments, milestone payments upon reaching certain predetermined development objectives, research and development funding, as well as payment of royalties on future sales of products.
Non-refundable upfront payments are deferred and recognized as revenue over the period Innate is engaged to deliver services to the third-party. Revenue is recognized based on completion of the underlying work.
Milestone payments represent amounts received from Innate's collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. The company recognizes milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The triggering event may be scientific results achieved by the Company or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement.
Estimate of the recoverable amount of the acquired and under progress licenses
Impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). The Company is testing amortizable intangible assets for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is above its recoverable amount, the Company recognize an impairment loss to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, and are provided in Note 6 to the Company's consolidated financial statements which are included elsewhere in this Annual Report. Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company's consolidated financial statements.

In case of failure of the clinical trials in progress, the Company may have to fully depreciate the intangible asset.

B.    Liquidity and Capital Resources
The liquidity and capital resources discussion that follows contains certain estimates as of the date of this Annual Report of the Company's estimated future sources and uses of liquidity (including estimated future capital resources and capital expenditures) and future financial and operating results. These estimates reflect numerous assumptions made by Innate with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, and matters specific to its businesses, all of which are difficult or impossible to predict and many of which are beyond its control.
Sources and uses of liquidity
The Company has primarily financed its operations through its receipt of $530.0 million (€461.7 million) in payments from its collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of Innate's equity securities by its collaborators.
Innate Pharma has also financed its operations since its inception through several rounds of public and private financings. Since its inception, Innate has raised a total of €306.4 million through the sale of equity securities, including €33.7 million in the initial public offering of Innate's ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of the Company's initial public offering of its ordinary shares on Nasdaq New-York in 2019.
In addition, Innate has received an aggregate of €80.6 million in research tax credits through December 31, 2021. As a French biopharmaceutical company, Innate Pharma has benefited from certain tax advantages, including, for example, the research tax credit. The research tax credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The research tax credit is calculated based on innate's claimed amount of eligible research and development expenditures in France. The research tax credit decreased by €2.8 million, or 24% , to €10.3 million for the year ended December 31, 2021, as compared to a research tax credit of €13.1 million for the year ended December 31, 2020.
Until December 31, 2018, the Company qualified as a small or medium size business. Therefore, the French Treasury refunded its 2017 and 2018 research tax credit claims during 2018 and 2019, respectively, and Innate received reimbursement of the 2018 research tax credit in compliance with the applicable regulatory rules in July 2019. Innate Pharma lost its status as a small or medium size business at the end of the year ended December 31, 2019 and, therefore, was no longer be entitled to the immediate reimbursement of the Research Tax Credit for the fiscal year ended 2019 and 2020 but instead will be reimbursed within the expiry of a three-year period. As of December 31, 2021, Innate is qualified again as a small or medium size business. As a result, the Company is eligible for the early repayment by the French treasury of the 2021 Research Tax Credit during the fiscal year 2022.
Innate Pharma is potentially eligible to earn a significant amount of milestone payments and royalties under its agreements with AstraZeneca in the event that the Company satisfies certain pre-specified milestones. Innate may enter into new collaboration agreements that also provide milestone payments. These milestone payments are dependent on the accomplishment of various development, regulatory and commercialization objectives, and the achievement of many of these milestones is outside of Innate's control. However, Innate's ability to earn these payments and their timing will, in part, be dependent upon the outcome of its research activities which is uncertain at this time.

On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. This loan, amounting to a maximum of €15.2 million, can be drawn down during the period of the construction in order to pay supplier payments as they become due, but in any event no later than August 30, 2019. Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). Repayment of any amounts drawn down are payable over a 12-year term beginning on August 30, 2019 and ending on August 30, 2031. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4.2 million in July 2024, €5.0 million in July 2027 and €6.0 million in July 2031. The Company had drawn down €15.2 million under the loan as of December 31, 2019. The loan bears a fixed interest rate of 2.01%. Under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. The repayment period started on August 30, 2019. As of December 31, 2021, the remaining capital of this loan amounted to €13.7 million as compared to €14.8 million as of 31 December, 2020.
On January 5, 2022, the Company announced that it had obtained non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The funds related to these two PGEs were collected by the Company on December 27 and 30, 2021, respectively. These two loans have an initial maturity of one year with an option to extend up to five years. They are 90% guaranteed by the French State as part of a system put in place to support companies in the face of the COVID-19 health crisis. As of December 31, the Company does not plan to use the capital repayment extension options of the two PGEs Société Générale and BNP Paribas. As a consequence, the effective interest rate applied to these contracts is the contractual rate of repayment over a one-year horizon, i.e. 0.5%. As of December 31, 2021, the remaining capital of these loans amounted to €28.7 million
Innate leased its headquarters in Luminy, Marseille, France under a finance lease agreement, ended in June 2020. In addition, the Company obtained a €1.5 million PTZI loan (Prêt à Taux Zéro Innovation—interest-free loan for innovation) from Banque Publique d’Investissement, or BPI France, in 2013. The loan is repayable beginning in September 2016 over five years and fully amortized as of December 31, 2021. Lastly, during the years ended December 31, 2016 and 2017, Innate also used lease-financing and bank loans to finance the acquisition of laboratory equipment and to set up new laboratories. The debt related to these loans amounts to €0.7 million at December 31, 2021.
The following table summarizes the Company's contractual obligations (principal amount only) as of December 31, 2021:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	—	—	—	—
BPI Refundable advance - FORCE	—	—	—	—
State guaranteed loan Société Générale	20,000	—	—	20,000
State guaranteed loan BNP Paribas	8,700	—	—	8,700
Lease liabilities – Real estate property	—	—	—	—
Down-payment	—	—	—	—
Lease liabilities – Building "Le Virage"	522	1,352	—	1,874
Lease liabilities – Premises Innate Inc	74	317	—	391
Lease liabilities – Laboratory equipment	177	287	—	464
Lease liabilities – Vehicles	23	30	—	53
Lease liabilities - Printers	8	26	—	34
Loans – Equipment	55	154	—	209
Loan – Building	1,187	4,988	6,350	12,525
Total	30,746	7,154	6,350	44,251

The table below summarizes Innate Pharma's contractual obligations (principal amount and interest) as of December 31, 2021:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	—	—	—	—
BPI Refundable advance - FORCE	—	—	—	—
State guaranteed loan Société Générale	20,100	—	—	20,100
State guaranteed loan BNP Paribas	8,744	—	—	8,744
Lease liabilities – Real estate property	—	—	—	—
Down-payment	—	—	—	—
Lease liabilities – Building "Le Virage"	558	1,396	—	1,954
Lease liabilities – Premises Innate Inc	80	346	—	426
Lease liabilities – Laboratory equipment	179	289	—	468
Lease liabilities – Vehicles	23	30	—	53
Lease liabilities - Printers	9	27	—	36
Loans – Equipment	57	156	—	213
Loan – Building	1,427	5,706	6,538	13,671
Total	31,177	7,950	6,538	45,668

Liquidity position
Cash, cash equivalents and short-term investments decreased by €31.8 million, or 30,7%, to €119.8 million as of December 31, 2021, as compared to cash, cash equivalents and short-term investments of €151.6 million as of December 31, 2020. Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts. Short-term investments primarily consist of shares of money market funds and mutual funds. Their purpose is to finance Innate's activities, including Innate's research and development costs.

As a reminder, Innate has received a total of €306.4 million from capital increases, before deducting the costs associated with capital increases, and after excluding proceeds from share compensation instruments, between 1999 and December 31, 2019. The table below summarizes the main capital increases between 1999 and December 31, 2021 :

Date	Gross Proceeds
April 2000	€ 1.2 million
March 2001	3.3 million
July 2002	20.0 million
March 2004	5.0 million
July 2004	10.0 million
March 2006	10.0 million
November 2006	33.7 million
December 2009	24.3 million
November 2013	20.3 million
June 2014	50.0 million
October 2018	62.6 million
October 2019	66.0 million
Total	€ 306.4 million

Cash flows
Comparisons for the year ended December 31, 2020 and 2021
The following table sets forth cash flow data for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020	2021
	(in thousands)
Cash flows from / (used in) operating activities	€ (51,767)	€ (58,457)
Cash flows from / (used in) investing activities	(13,370)	(917)
Cash flows from / (used in) financing activities	(1,177)	26,818
Effect of the exchange rate changes	219	(483)
Net increase / (decrease) in cash and cash equivalents	€ (66,096)	€ (33,037)

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities decreased by €6.7 million to €58.5 million for the year ended December 31, 2021 as compared to net cash flows used in operating activities of €51.8 million for the year ended December 31, 2020. As a reminder, the company received, in December 2020, a milestone payment of $50.0 million (€41.2 million) following the inclusion by AstraZeneca of the first patient in the Phase 3 clinical trial INTERLINK-1. Without this resource, net cash used in operating activities would have amounted to €93.0 million for year ended December 31, 2020. In addition, cash flows used in operating activities for year ended December 31, 2021, include successive receipts for a total amount of €10.0 million from Sanofi (in January, February and December 2021) in connection with the IPH6101/SAR443579 agreement signed in 2016, following Sanofi's decision at the end of 2020 to advance IPH6101/SAR443579 towards regulatory preclinical studies for a new investigational drug, and the launch of the first related Phase 1 trial in December 2021. Restated of these receipts, net cash flows used by operating activities for the year ended December, 2021 are down by €24.6 million. This decrease is mainly due to the discontinuation of Lumoxiti-related activities in connection with the Company's decision at the end of 2020 to return the commercial rights in the United States and Europe to AstraZeneca, under the termination and transition agreement signed in 2021. As a result, net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €3.6 million for the year ended December 31,2021 as compared to € 22.4 million for the year 2020.
Cash flows from / (used in) investing activities
The Company's net cash flows used in investing activities for the year ended December 31, 2021 were €0.9 million as compared to a net cash flow used in investing activities for the year ended December 31, 2020 of €13.4 million which mainly resulted from (i) a €13.4 million ($15.0 million) additional consideration paid, in January 2020, to AstraZeneca regarding Lumoxiti following the submission of the Biologics License Application to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 regarding IPH5201 following the dosing of a first patient in a Phase 1 clinical trial, in March 2020 and (iii) the acquisition of financial assets for a net amount of €3.0 million. Such items were partially offset by the reimbursement by AstraZeneca in relation to the 2019 cost sharing mechanism for the commercialization of Lumoxiti (€7.0 million). As a result, net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for year ended December 31, 2021 as compared to €6.6 million for year ended December 31 2020.
Cash flows from / (used in) financing activities
Innate's net cash flows from financing activities for the year ended December 31, 2021 increased by €28.0 million to €26.8 million for year ended December 31, 2021 as compared to net cash flows used in financing activities of €1.2 million for the year ended December 31, 2020. This increase results from the Company's obtainment of €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively.
Loan repayments amounted to €2.1 million for the year ended December 31, 2021 compared to €2.2 million for the year ended December 31, 2020.
In addition, net cash flow from financing activities related to Lumoxiti discontinued operation are nil for year ended December 31, 2021 and 2020, respectively.

Comparisons for the year ended December 31, 2019 and 2020

The following table sets forth cash flow data for the years ended December 31, 2019 and 2020:

	Year ended December 31,
	2019	2020
	(in thousands)
Cash flows from / (used in) operating activities	€ 34,924	€ (51,767)
Cash flows from / (used in) investing activities	(62,121)	(13,370)
Cash flows from / (used in) financing activities	77,765	(1,177)
Effect of the exchange rate changes	5	219
Net increase / (decrease) in cash and cash equivalents	€ 50,573	€ (66,096)

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities decreased by €86.7 million to €51.8 million for the year ended December 31, 2020 as compared to net cash flows from operating activities of €34.9 million for the year ended December 31, 2019. This decrease mainly results from the collection of €108.8 million of proceeds pursuant to the agreements signed with AstraZeneca in January 2019, related to monalizumab and IPH5201. The company also received, in December 2020, a milestone payment of $50.0 million (€41.2 million) following the inclusion by AstraZeneca of the first patient in the Phase 3 clinical trial INTERLINK-1 and in April 2020, €4.6 million payment from AstraZeneca following the dosing of the first patient in the IPH5201 Phase 1 clinical trial. Theses proceeds are offset by an increase of outflows in relation with Innate's operating activities.
Also, net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €22.4 million for the year ended December 31, 2020 as compared to €21.3 million for the year 2019.
Cash flows from / (used in) investing activities
Innate Pharma's net cash flows used in investing activities for the year ended December 31, 2020 were €13.4 million which mainly resulted from (i) a €13.4 million ($15.0 million) additional consideration paid, in January 2020, to AstraZeneca regarding Lumoxiti following the submission of the Biologics License Application to the European Medicine Agency (EMA) in November 2019 (ii) a €2.7 million additional consideration paid to Orega Biotech in April 2020 relating to IPH5201 following the dosing of a first patient in a Phase 1 clinical trial, in march 2020 and (iii) the acquisition of financial assets for a net amount of €3.0 million. Such items were partially offset by the reimbursement by AstraZeneca in relation to the 2019 cost sharing mechanism for the commercialization of Lumoxiti (€7.0 million).
Innate's net cash flows used in investing activities for the year ended December 31, 2019 were €62.1 million and mainly consisted of the upfront payment relating to the acquisition of Lumoxiti (€43.8 million) and the additional considerations relating to monalizumab (€13.1 million) and anti-CD39 (€7.0 million).

As a result, net cash flows consumed by financing activities in connection with the Lumoxiti discontinued operation amounted to €6.6 million for year ended December 31, 2020 as compared to €43.9 million for year ended December 31 2019.
Cash flows from / (used in) financing activities
The Company's net cash flows from financing activities for the year ended December 31, 2020 decreased by €78.9 million to €1.2 million for year ended December 31, 2020 as compared to net cash flows from financing activities of €77.8 million for the year ended December 31, 2019. On August 11, 2020, following the signing of a financing contract with BpiFrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19, the Company received a repayable advance of €1.4 million. Loan repayments amounted to €2.2 million for the year ended December 31, 2020 compared to €2.0million for the year ended December 31, 2019. As a reminder, the net proceeds of Innate Pharma's initial public offering on the Nasdaq in October 2019 were €66.0 million.

Funding requirements
Innate Pharma believes that its existing cash, cash equivalents, short-term investments and non-current financial assets, will enable Innate to fund its operations for the next twelve months. Innate has based this estimate on assumptions that may prove to be wrong, and the Company could use its capital resources sooner than it currently expects.
Until Innate can generate a sufficient amount of revenue from sale of approved products, if ever, it expects to finance its operating activities through its existing liquidity and expected milestone payments from collaborators.
Innate's present and future funding requirements will depend on many factors, including, among other things:
•the size, progress, timing and completion of its clinical trials and preclinical studies for any current or future product candidates, including its lead product candidates, monalizumab and lacutamab;
•the number of potential new product candidates Innate identifies and decides to develop;
•costs associated with its payment obligations to third parties in connection with its development and potential commercialization of certain of its product candidates;
•costs associated with expanding its organization;
•the costs involved in filing patent applications and maintaining and enforcing patents or defending against claims of infringement raised by third parties;
•the time and costs involved in obtaining regulatory approval for its product candidates and any delays the Company may encounter as a result of evolving regulatory requirements or adverse results with respect to any of these product candidates;
•selling and marketing activities undertaken in connection with the commercialization of Lumoxiti and any other current or future product candidates, including monalizumab, lacutamab, avdoralimab and IPH5201 and other product candidates, together with the costs involved in the creation of a sales and marketing organization; and

•the amount of revenues, if any, Innate Pharma may derive either directly, or in the form of milestone or royalty payments from any future potential partnership agreements, from monalizumab, IPH5201, IPH6101 or relating to its other product candidates.
For more information as to the risks associated with Innate's future funding needs, see “Risk Factors—The Company may need to raise additional funding to complete the development and any commercialization of its product candidates, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations.”
Capital expenditures
Innate Pharma's operations mainly require investment in intangible assets. Innate acquired the rights of avdoralimab from Novo Nordisk A/S in 2017. The Company paid an upfront of €40.0 million, of which €37.2 million was contributed in new ordinary shares and €2.8 million in cash. As part of this agreement, an additional amount of € 1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase 2 trial
In January 2019, Innate Pharma paid to AstraZeneca an initial payment for the license related to Lumoxiti ($50.0 million, or €43.8 million, using the foreign exchange rate of 1.1422 at the date of payment), and in February 2019, Innate paid to Novo Nordisk A/S additional consideration relating to monalizumab ($15.0 million, or €13.1 million using the exchange of 1.1394 at the date of payment). In June 2019, Innate paid €7.0 million to Orega Biotech in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201.
Innate's operations generally require little investment in tangible assets because the Company outsources most of the manufacturing and research activities to third parties. Innate Pharma leases some of its computer equipment under operating lease agreements. Innate accounts for its payments for these items as operating expenses in the consolidated statement of income.
The Company's capital expenditures in the years ended December 31, 2019, 2020 and 2021 primarily related to laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
Innate Pharma's corporate office in Luminy, Marseille, France is leased under a finance lease agreement signed in 2008 with Sogebail, a subsidiary of Société Générale, for an aggregate of €6.6 million. The lease-financing agreement has a 12-year term. Innate have a purchase option for all of the buildings and land for the lump sum of €1 at the end of the term of the contract on June 9, 2020, which it has exercised. The Company now owns its corporate office in Luminy, Marseille.
Since July 2017, Innate also rents office space in Marseille, France under a commercial lease.
On January 10, 2020, the Company signed an amendment to the lease for the “Le Virage” building in order to expand its premises. This amendment also extends the duration of the contractual commitment until 2025.

C.    Research and Development
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”

D.    Trend Information
The COVID-19 pandemic has continued to develop over the world, include the U.S. and Europe, in 2021. The Company could experience or continue to experience disruptions relating to this pandemic that could severely impact our business. The full extent, consequences, and duration of the COVID-19 pandemic and the resulting impact on our business, financial condition and results of operations cannot be predicted as of the date of this Annual Report. The Company will continue to evaluate the impact that the COVID-19 pandemic could have on our business, financial condition and results of operations during the year ending December 31, 2022.
See “Item 3D. The global COVID-19 pandemic could adversely affect Innate's business, financial condition and results of operations.”
E.    Critical Accounting Estimates.
Not Applicable.
Item 6. Directors, Senior Management and Employee.
A.Directors and Senior Management.
Directors and Officers
•The following table sets forth information concerning the members of its Executive Board and Supervisory Board and its other executive officers as of December 31, 2021.

Name	Age	Position
Executive Board Members

Mondher Mahjoubi, M.D.	63	Chairman of the Executive Board, Chief Executive Officer, Member of the Executive Committee

Yannis Morel, Ph.D.	48	Member of the Executive Board, EVP, Product Portfolio Strategy & Business Development, Member of the Executive Committee

Supervisory Board Members

Hervé Brailly, Ph.D.	60	Chairman of the Supervisory Board

Irina Staatz-Granzer, Ph.D.	61	Member and Vice Chairman of the Supervisory Board

Jean-Yves Blay, Ph.D.	59	Member of the Supervisory Board

Gilles Brisson	69	Member of the Supervisory Board

Véronique Chabernaud, M.D.	60	Member of the Supervisory Board

Olivier Martinez (1)	51	Member of the Supervisory Board

Patrick Langlois, Ph.D.	76	Member of the Supervisory Board

Pascale Boissel	55	Member of the Supervisory Board

Other Executive Officers

Joyson Karakunnel M.D. M.S.C	51	Member of the Executive Committee, EVP, Chief Medical Officer

Odile Belzunce	41	Member of the Executive Committee, VP Compliance, IT and Portfolio Management

Frédérique Brune (2)	56	Member of the Executive Committee, VP Development, CMC and Supply Chain

Eric Vivier, D.V.M., Ph.D.	57	Permanent Guest to the Executive Committee, SVP, Chief Scientific Officer

Tracy Rossin (3)	44	Member of the Executive Committee, VP, Global Head of Communications

Odile Laurent	59	Member of the Executive Committee, VP Human Resources

Frédéric Lombard	47	Member of the Executive Committee, Chief Financial Officer

(1)Olivier Martinez has replaced Maylis Ferrère on 30 June 2021 as the permanent representative of Bpifrance Participations, the legal entity that holds this Supervisory Board seat.
(2)Frédérique Brune resigned from her position as Member of the Executive Committee, VP Development, CMC and Supply Chain, effective February 11, 2022. Nicola Beltraminelli has replaced her in her capacity of VP Development as of January 21, 2022.
(3)Tracy Rossin has resigned from her position as Member of the Executive Committee, VP Global Head of Communications, effective February 25, 2022.
Executive Board
Mondher Mahjoubi, M.D., Chief Executive Officer and Chairman of its Executive Board, was appointed Chief Executive Officer and Chairman of its Executive Board on December 30, 2016. Prior to joining Innate Pharma, Dr. Mahjoubi led AstraZeneca’s oncology therapy area franchise, playing an instrumental role in the development and execution of its oncology product strategy from 2013-2016. Prior to that role, he served as the Senior Vice President of Global Product Strategy in Oncology at Genentech from 2010-2013. He also previously held various positions as Vice President of Marketing and Medical Affairs at Roche, Sanofi-Aventis and Rhone Poulenc Rorer. Dr. Mahjoubi is trained as a medical oncologist, holds a M.D. from the University of Tunis (Tunisia) and university degrees in Medical Oncology from the University of Paris Sud (France) and in Clinical Research and Methodology from the University of Lariboisiere-Saint Louis (France). He was resident doctor at the Faculty of Medicine in Tunis and at the Gustave-Roussy Institute in Villejuif. He is a member of the American Society of Clinical Oncology and European Society of Medical Oncology. He is also currently an independent board member and Chairman of the Board of Directors at PDC*line Pharma, a clinical stage biotech company developing a novel class of anticancer vaccines.
Yannis Morel, Ph.D., member of the Executive Board and EVP, Product Portfolio Strategy and Business Development, joined Innate in December 2001. Between 2001 and 2007, he was in R&D positions, initially as a scientist in the immunology team, before becoming team manager, and finally becoming responsible for research programs. From 2007, he was in charge of business development for the company. Mr. Morel holds a PhD in oncology from Aix-Marseille University (France) and is an alumnus of Ecole Normale Supérieure de Cachan (France), with a BS in physical and molecular chemistry.
Supervisory Board
Hervé Brailly, Ph.D., Chairman of the Supervisory Board, is a biotech entrepreneur. He founded Innate Pharma in 1999 and led the Company from 1999 to 2016 as Chief Executive Officer and Chairman of the Executive Board before being appointed Chairman of the Supervisory Board in 2017. Mr. Brailly is also the acting CEO and co-founder of Kalsiom (immunology, Brest), Systol Dynamics SA (cardiology, Marseille) and co-founded MI-MAbs SAS (immuno-technology, Marseille) in 2020. He is Chairman of the Board of Directors of NH Theraguix (oncology, Grenoble) and member of the Board of Directors of Deinove (microbiology, Montpellier). Mr. Brailly graduated from the Ecole des Mines de Paris (1983, France) and he holds a PhD in immunology with a specialty in immune-pharmacology. During his career, he has been involved in the governance of several public and academic bodies in the field of higher education, research and technology transfer. He is currently Chairman of the School of Engineering of Aix-Marseille University (AMU, France).
Irina Staatz-Granzer, Ph.D., Vice Chairman and member of the Supervisory Board, has served on the Supervisory Board of the Company since 2009. Dr. Staatz-Granzer has held business development positions at Hermal (subsidiary of Merck KGaA), Boots Healthcare International, Knoll (BASF Pharma, later Abbott) and as CEO of Scil Technology Gmbh, CEO of U3 Pharma AG and CEO of Blink Biomedical SAS. Ms. Staatz-Granzer also serves as Chairman of PLCD (German Pharma Licensing Club). She founded and is currently CEO of Staatz Business Development & Strategy. She is also Chairman of Emergence Therapeutics AG and member of the Supervisory Board of Aelis Farma SAS.

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
Gilles Brisson, member of the Supervisory Board, has served on the Supervisory Board of the Co since 2007 and was the Chairman until December 30, 2016. Mr. Brisson has worked in management positions at Rhône-Poulenc and then at Aventis Pharma (Sanofi), where he served as Chairman of the Executive Board, Chairman of the Supervisory Board and Europe Manager. Mr Brisson was member of the Supervisory Board of Mutabilis Holding and the Carso Group and Chairman of the Board of Directors of MaunaKea Technologies. He received a degree from Hautes Etudes Commerciales de Paris (France).
Véronique Chabernaud, M.D., member of the Supervisory Board, is an oncologist, a graduate of ESSEC Business School (France) and has worked for 20 years in the pharmaceutical industry. In particular, she was the Director of the French Oncological Operational Unit at Sanofi Aventis, a Vice President of Marketing and Sales at Aventis Intercontinental and Europe, and Director of Oncology Global Medical Affairs at Rhône Poulenc Rorer. She also works as a consultant for companies in the field of innovative technologies with a high impact on public health, on a national and international level. Such companies include Genomic Health, BioSystems International, MaunaKea Technologies, Ariana Pharma, Qynapse, Omicure. In 2007, Dr. Chabernaud founded Créer la Vitalité, which helps companies and organizations in the development of health innovations and prevention. Véronique Chabernaud graduated in 2017 from the Institut Français des Administrateurs and Sciences Po Paris with a Certificate in Corporate Directorship and has been involved in this program since 2017. Dr. Chabernaud also founded the association “Enfance et Vitalité” which offers health workshops to children. She is also co-author of the book "Capital Humain versus Humain Capital." Between 2019 and 2020, Véronique Chabernaud has been member of the Board of Directors and Chairman of the Compensation and nomination committee of Groupe Bastide le confort médical (BLC).
Patrick Langlois, Ph.D., member of the Supervisory Board, has served on the Supervisory Board of the Company since 2010 after being proposed by its shareholder Fonds Stratégique d’Investissement (FSI). Dr. Langlois has been General Partner of PJL Conseils since 2005. Dr. Langlois worked for the Rhône-Poulenc group starting in 1975 and was appointed the Chief Financial Officer in 1997, where he served until 1999. From 2000 through 2004, he was Chief Financial Officer and Executive Vice President at Aventis. He received a Ph.D. in Economics from the University of Rennes (France).
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
Olivier Martinez, permanent representative of Bpifrance Participations, member of the Supervisory Board, is Senior Investment Director of the Investments Biotech Department of the Direction of Innovation of Bpifrance. Prior to that, Mr. Martinez was Investment Director at CDC Entreprises (2010-2013) and Partner at Bioam Gestion (2000-2010). He also sits on the boards of Adocia, Poxel, Cerenis Therapeutics and HalioDX. Mr. Martinez is an alumnus of the Ecole Normale Supérieure and holds a PhD in cell biology from the University of Paris XI and an MBA from the Collège des Ingénieurs (France).
Other Executive Officers
Joyson Karakunnel, Member of the Executive Committee, EVP and Chief Medical officer, joined Innate Pharma as Executive Vice President and Chief Medical Officer in July 2020. He is exercising these functions as a consultant since June 2021. He is an experienced medical oncologist and hematologist with more than 15 years of drug development expertise both in academia and the biopharmaceutical industry. Most recently, Dr. Karakunnel served as Senior Vice President and Chief Medical Officer at Tizona Therapeutics, where he led the development of the company’s biotherapeutics pipeline. Prior to Tizona, he held positions with Arcus Biosciences and AstraZeneca/MedImmune. At Arcus, he established the clinical, regulatory and safety departments, and while at AstraZeneca/MedImmune, he served as the early-stage lung cancer lead and contributed to the regulatory filings of IMFINZI® (durvalumab). Prior to joining the biopharmaceutical industry, he was a clinical trial investigator at the National Cancer Institute (NCI) and team leader for the hematologic group at Walter Reed National Military Medical Center. In addition, he was an Associate Professor at the Uniformed Services University of the Health Sciences and a medical reviewer at the U.S. Food and Drug Administration. Dr. Karakunnel completed his oncology and hematology fellowships at the NCI, his medical training at Annamalai University in India and holds a Masters in Pharmacology from the University of Maryland.
Odile Belzunce, Member of the Executive Committee, Vice President, Compliance and Operations, was appointed as a member of the Executive Committee of the Company on January 31, 2019. Odile Belzunce joined Innate Pharma in February 2005. She was Quality Manager during 10 years before becoming Head of Compliance. During her career at Innate, Odile Belzunce contributed to the structuration of the processes as the Company was growing, developing its portfolio and its activities. Odile Belzunce currently holds the position of VP, Compliance and Operations.
Frédérique Brune, Member of the Executive Committee, Vice President Development, CMC and Supply Chain, was appointed as a member of the Executive Committee of the Company on July 1, 2019 after previously serving as its Senior Director of Development, CMC and Pharmaceutical Operations since March 2017. Prior to joining us, Ms. Brune served as Quality Director of Bioproduction at LFB-Biotechnologies from March 2016 to March 2017. From September 2007 to March 2016, she worked as Director of Development programs as well as Interim Head Pharmacist at LFB-Biotechnologies. Prior to LFB-Biotechnologies, Ms. Brune served in various roles and responsibilities from 2001 to 2007 at Pierre Fabre Research Institute, including as Analytical Development and Quality Control Director, Pharmacist delegate and Program Director. Ms. Brune graduated from the faculty of Pharmacy Paris XI and holds a Master of Science in Experimental and Clinical Pharmacology from University Paris VI (France).
Eric Vivier, D.V.M., Ph.D., Permanent guest to the Executive Committee, Senior Vice President, Chief Scientific Officer, joined Innate in that role in 2018. Eric Vivier is a Doctor of Veterinary Medicine

(DVM) from the Ecole Nationale Vétérinaire de Maisons-Alfort and holds a PhD in Immunology from the Paris University (Paris XI). After completing his post-doctoral fellowship at Harvard Medical School (Dana Faber Cancer Institute), Pr. Vivier joined the Center of Immunology at Marseille-Luminy (CIML) in 1993, becoming its director in 2008 until 2017. A pioneer in the field of innate immunity, he is one of the four immunologists whose research led to the creation of Innate Pharma. He has twice been laureate of the prestigious European Research Council (ERC) advanced grants. During his career, Pr. Vivier has been a visiting professor at The Scripps Research Institute, The Rockefeller University, and The Walter and Elisa Hall Institute. He is a member of the French National Academy of Medicine, of the Institut Universitaire de France and of the Royal Academy of Medicine of Belgium. He is on the board of numerous committees and has been awarded several prices and honors, including the European Federation of Immunological Society award and the Grand Prix Charles Oberling in Oncology. He is also Chevalier de la Légion d’Honneur and Officier de l'Ordre National du Mérite.
Tracy Rossin, Member of the Executive Committee, Vice President, Global Head of Communications, joined Innate in September 2019. Prior to this, she served as Head of Corporate Affairs at MedImmune from November 2015 to September 2019 and as Director, External Communications from July 2012 to October 2015. From 2006 to 2012, Ms. Rossin held several global and U.S. brand communications roles at AstraZeneca. Ms. Rossin received a Bachelor of Arts degree in Communications and Political Science from Miami University.
Odile Laurent, Member of the Executive Committee, Vice President, Human Resources Director, joined Innate in that role in September 2017. Odile Laurent has been appointed Vice President, Human Resources Director in January 2020. Before joining Innate Pharma, Ms. Laurent was Group Human Resources Director at Marie Brizard Wine&Spirits Group from 2015 to 2017. Previously, Ms. Laurent was Director of Human Resources for the ‘Power Transformers’ business unit at Areva T&D, and was subsequently appointed Head of Global Sales at Alstom Grid. Ms. Laurent has spent most of her career at Sanofi-Aventis where from 2005 she was successively in charge of the Multi-site and European Human Resources Department of the ‘Matures Products and OTC’ business unit, and later of the Supply-Chain business unit worldwide. Ms. Laurent holds a PhD in Physical Sciences from the Institut National Polytechnique of Toulouse and a Master of Business Administration in Human Resources from the Institut d’Administration des Entreprises of Toulouse (France).
Frederic Lombard, Member of the Executive Committee, Chief Financial Officer, joined Innate Pharma in April 2021. Mr. Lombard joined Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Throughout his career, Mr. Lombard has developed international financial teams with the aim of strengthening team members’ skill sets and positioning the function as a collaborative business partner. He also specializes in project management, successfully conducting significant transformation projects in multi-cultural environments. Prior to his financial career in the healthcare sector, Mr. Lombard worked in the information technology industry, where he became familiar with the information systems standards in fast-changing environments. He holds a BA in Economics & Finance from Lyon 2 University and a MBA from EM Lyon Business School.
Family Relationships
There are no family relationships among any of the members of the Executive Board, Supervisory Board, and other executive officers of the Company referred to above.
Arrangements with existing Major Shareholders and Customers

There are no arrangements with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as members of the Executive Board, Supervisory Board, or other executive offers of the Company.
B.Compensation.
Compensation of Members of the Executive and Supervisory Boards
Following the entry into force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the Ordonnance no. 2019-1234 dated November 27, 2019 and the Decree no. 2019-1235 dated November 27, 2019, the payment of any variable or exceptional compensation attributed for a financial year to the Chairman of the Supervisory Board, the Chairman of the Executive Board and members of the Executive Board, is subject to approval at the next ordinary general meeting (ex-post vote). The payments of the below variable compensations, for the year ended December 31, 2021, will be submitted for approval to the ordinary and extraordinary shareholder meeting to be held on May 20, 2022. In addition to the ex-post vote described above, French law also requires that the compensation policy for the members of the Executive and Supervisory Board for the year ending December 31, 2022 is subject to the approval at the ordinary general meeting relating to the year ending December 31, 2021.
Compensation of Members of the Supervisory Board
Attendance Fees
The Company pays attendance fees to the members of the Supervisory Board, except for the permanent representative of Bpifrance Participations and the Chairman of the Supervisory Board. At its general meeting of shareholders held on May 28, 2021, shareholders set the total attendance fees to be distributed among the members of the Supervisory Board at €260,000. The attendance fees consist of a fixed portion and a variable portion based on attendance at meetings of the Supervisory Board and its committees. The following table shows the framework for its attendance fees for the year ended December 31, 2021:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€15,000
	Committee Chairman (Audit and Compensation and Nomination)	€15,000

Variable Portion (attendance fee at each meeting of the Supervisory Board)	Committee Chairman (Audit and Compensation and Nomination)	€3,500
	Other Members of the Supervisory Board	€2,000

Variable Portion (attendance fee at each meeting of a committee of the Supervisory Board)	Committee member	€1,300
	Committee Chairman (Audit and Compensation and Nomination)	€2,000

The following table sets forth information regarding the attendance fees earned by members of the Supervisory Board during the year ended December 31, 2021:

Member	Attendance Fees

Gilles Brisson	€34,900
Irina Staatz-Granzer	€40,100
Patrick Langlois	€65,400
Véronique Chabernaud	€59,000
Jean-Yves Blay	€0
Pascale Boissel	€38,800
The Supervisory Board of January 26, 2022 decided to put to the vote of its shareholders at the general meeting of shareholders to be held on May 20, 2022, a total attendance fees envelop to be distributed among the members of the Supervisory Board amounting to €300,000 for the year ending December 31, 2022. The following table shows the framework for Innate's attendance fees for the year ended December 31, 2022:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€15,000
	Committee Chairman (Audit Committee and Compensation and Nomination Committee)	€25,000
Variable Portion (attendance fee at each meeting of the Supervisory Board)	Supervisory Board Member	€2,000

Variable Portion (attendance fee at each meeting of the Audit Committee and the Compensation and Nomination Committee)	Committee Member	€2,000

Variable Portion (attendance fee at each meeting of an additional Supervisory Board and at each meeting of the Transaction Committee)	Supervisory Board Member	€1,000
	Transaction Committee Member	€1,000
Chairman Compensation
Hervé Brailly, the Chairman of the Supervisory Board, receives specific compensation pursuant to article L.225-84 of the French Commercial Code for his duties as Chairman of the Supervisory Board. For the year ended December 31, 2021, Innate paid Mr. Brailly €100,000 in specific compensation for his performance of these duties.
Agreement with Jean-Yves Blay
On September 14, 2018, the Company entrusted Jean-Yves Blay, a member of its Supervisory Board, with a specific mission pursuant to article L.225-84 of the French Commercial Code. Based on Mr. Blay’s scientific and medical qualifications, the Company has agreed that he will attend meetings of its Strategic Advisory Board consisting of at least one meeting that he attends in-person and approximately two conference calls per year. Mr. Blay will participate in these Strategic Advisory Board meetings and then present a report to the Supervisory Board, at least once a year, on his opinions of the Strategic Advisory Board’s proceedings. The Company agreed to pay Mr. Blay €250 per hour (€10,000 as maximum total amount) in compensation for his performance of these additional duties. This agreement expired on June 30, 2021. During the year ended December 31, 2021, no compensation was paid to Mr. Blay.
Compensation of Members of the Executive Board
Framework for Executive Board Compensation
During the year ended December 31, 2021, the Executive Board consisted of Mondher Mahjoubi and Yannis Morel. Dr. Mahjoubi served as Chairman of the Executive Board.
The compensation of members of the Executive Board is decided by the Supervisory Board upon recommendation by the compensation and nomination committee. The compensation of Dr. Mahjoubi, the Chairman of the Executive Board, is paid under his social mandate, whereas the compensation of Dr. Morel is paid under his employment contract.
The compensation of members of the Executive Board includes the following components:
•Fixed Compensation. The members of the Executive Board receive fixed compensation pursuant to their employment agreement or, in the case of the Chairman, his social mandate.
•Annual Variable Compensation. The members of the Executive Board are eligible to receive annual variable compensation upon the recommendation of the compensation and nomination committee based on the achievement of pre-specified objectives. For the year ended December 31, 2021, such objectives were organized around four pillars: Scientific Excellence, Financial , Commercial Performance, Business Development and Great Place to Work, each Executive board member having their own achievement percentage per each pillar and specific objectives based on their core functions. For the year ended December 31, 2021, the members of the Executive Board were able to opt to receive a portion equivalent to 50% of their annual variable compensation in the form of free shares, increased by a 50% premium.
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

2021 Compensation of Mondher Mahjoubi
The following table sets forth the compensation earned by Dr. Mahjoubi during the year ended December 31, 2021:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€470,000	Gross fixed compensation pursuant to Dr. Mahjoubi’s social mandate.
Annual Variable Compensation—Cash	€282,000
This amount represents 50% of Dr. Mahjoubi’s annual variable compensation, based on his achievement of 150% of the annual objectives. Dr. Mahjoubi elected to receive the other 50% of his variable compensation in the form of free shares.

Annual Variable Compensation—Free Shares	€274,205
Dr. Mahjoubi opted for the payment of 50% of his annual variable compensation in free shares, increased by a 50% premium. The Executive Board of July 22, 2021 attributed 61 619 free shares (AGA Bonus 2021) to Dr. Mahjoubi. The number of free shares was calculated on the basis of the weighted-average price per ordinary share for the 45 trading days preceding the shareholders meeting of May 28, 2021, amounting to €3,43 per share. On the basis of the achievement of 150.00% of its objectives, he benefits from 61,619 AGA Bonus. These 61,619 free shares are valued at €274,204.55 on the basis of the stock price on December 31, 2021, or €4.45per ordinary share.

Performance Free Shares 2021	€444,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Mahjoubi of 200,000 performance free shares 2021.
Benefits in Kind	€21,243	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.

Total Compensation	€1,491,448

2021 Compensation of Yannis Morel
The following table sets forth the compensation earned by Dr. Morel during the year ended December 31, 2021:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€240,000	Gross fixed compensation pursuant to Dr. Morel’s employment contract.
Annual Variable Compensation—Cash	€76,800
This amount represents 50% of Dr. Morel’s annual variable compensation, based on his achievement of 130.00% of the annual objectives . Dr. Morel elected to receive the other 50% of his variable compensation in the form of free shares.

Annual Variable Compensation—Free Shares	€93,343
Dr. Morel opted for the payment of 50% of his annual variable compensation in free shares, increased by a 50% premium. The Executive Board of July 22, 2021 attributed 20 976 free shares (AGA Bonus 2021) to Dr. Morel. The number of free shares was calculated on the basis of the weighted-average price per ordinary share for the 45 trading days preceding May 28, 2021 shareholders meeting, amounting to €3,43 per share. On the basis of the achievement of 130.00% of its objectives, Dr. Morel benefits from 20,976. These 20,976 free shares are valued at €93,343.20 on the basis of the stock price on December 31, 2021, or €4.45 per ordinary share.

Performance Free Shares 2021	€222,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Morel of 100,000 performance free shares 2021.
Benefits in Kind	€5,705	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.

Total Compensation	€637,848

2022 Executive Board Compensation
At the general meeting of shareholders of the Company to be held on May 20, 2022 the compensation of the members of the Executive Board set forth in the following table for the year ended December 31, 2022 will be put to the vote of its shareholders:

Type of Compensation	Mondher Mahjoubi	Yannis Morel
Fixed Compensation	€470,000	€240,000
Maximum Annual Variable Compensation if 100% of the objectives are reached	€282,000	€96,000
Maximum Annual Variable Compensation if case of over-performance	€423,000	€144,000

The variable compensation for the year ended December 31, 2022 is based on the achievement of Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the managers to exceed their objectives.
There are three main strategic pillars: (i) maximizing the value of Lacutamab, (ii) advancing the R&D portfolio and (iii) sustaining the Company's business, complemented by two other pillars: (iv) finance and (v) compliance, which are essential to the achievement of the three strategic axes mentioned above.
Each pillar has been subdivided into:
(i) a baseline target, the achievement of which weighs 20% for each pillar; and
(ii) an outperformance target, the achievement of which weighs 20% for each pillar.
The annual objectives thus defined make it possible to reward the Company's expected performance but also to assess outperformance.
If 100% of the basic target objectives are achieved, 100% of the corresponding bonus is paid. If 100% of the targets are not achieved, the percentage of the bonus paid is proportional to the percentage of achievement of the targets. In case of outperformance for the year 2022, it may be decided to increase the amount of the bonus beyond 100% up to a limit of 150% on other predefined criteria.
Members of the Executive Board may opt for the payment of 50% of their annual variable compensation in free shares, in which case it will be increased by a 50% premium.
At the general meeting of shareholders of the Company to be held on or about May 20 2022, the allocation of free performance shares subject to stock market value and internal conditions will be put to the vote of its shareholders.
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
The Company has a liability insurance for its Executive and Supervisory Board members, and insurance coverage for liability under the Securities Act. The Company also entered into agreements with its Executive and Supervisory Board members to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. The Company believes that this insurance and these agreements are necessary to attract qualified Executive and Supervisory Board members.
These agreements may discourage shareholders from bringing a lawsuit against the Executive and Supervisory Board members for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against the Executive and Supervisory Board members, even though such an action, if successful, might otherwise benefit the Company and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damage awards against its Executive and Supervisory Board members pursuant to these insurance agreements.
Equity Incentives
The Company believes that the ability to grant equity incentives is a valuable and necessary compensation tool that allows the Company to attract and retain the best personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of its business. Due to French corporate law and tax considerations, the Company has historically granted several different equity incentive instruments to its Executive Board and Supervisory Board members, employees and consultants, including (i) BSAs, which have historically only been granted to independent members of the Supervisory Board and consultants, (ii) BSAARs and (iii) free shares.
The Executive Board’s authority to grant these warrants and free shares and the aggregate amount authorized to be granted must be approved by two-thirds of the shareholders present at the relevant extraordinary shareholders’ meeting. Once approved by the shareholders, the Executive Board can continue to grant such awards for a specified period upon prior authorization of the Supervisory Board.
The Company has various compensation plans for its Executive Board members, Supervisory Board members, employees and consultants that have been approved by the shareholders. The last allocation in 2016 of BSAARs no longer continue to vest following termination of the employment, office or service of the holder within the first two years and all vested warrants must be exercised within post-termination exercise periods set forth in the grant documents. In the event of certain changes in its share capital structure, such as a consolidation or share split or dividend, French law and applicable grant documentation provides for appropriate adjustments of the numbers of ordinary shares issuable and/or the exercise price of the outstanding warrants.
As of December 31, 2021, the Company had the following equity awards, warrants and free shares outstanding:
•242,560 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of December 31, 2021 at a weighted average exercise price of €7,42 per ordinary share;
•1,105,822 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) outstanding as of December 31, 2021 at a weighted average exercise price of €6.00 per ordinary share;
•164,362 ordinary shares issuable upon the vesting of free shares (AGA) outstanding as of December 31, 2021;
•757,840 ordinary shares issuable upon conversion of 6,268 free preferred shares (AGAP 2016) as of December 31, 2021, assuming all performance and presence conditions are met;
•681,800 ordinary shares issuable upon definitive acquisition of 681,800 Free Performance shares 2019 as of December 31, 2021, assuming all performance and presence conditions are met;

•1,226,824 ordinary shares issuable upon definitive acquisition of 1,226,824 Free Performance shares 2020 as of December 31, 2021, assuming all performance and presence conditions are met;
•1,629,100 ordinary shares issuable upon definitive acquisition of 1,629,100 Free Performance shares 2021 as of December 31, 2021 assuming all performance and presence conditions are met.
Equity Warrants and Redeemable Share Subscription Warrants
Share Warrants (BSA)
Share warrants, or BSA, are granted at a de minimis price and entitle the holder of one BSA to exercise the warrant for one underlying share, at an exercise price per share determined by Executive Board of the Company at the time of grant by reference to the then prevailing share price. The Company has granted BSA to Supervisory Board members and certain consultants of the Company. The Company's share warrants plans include provisions that allow for the adjustment of the one-for-one exercise ratio to compensate for certain modifications of its share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders. None of those events have occurred yet. The Company's BSA have an exercise period of 10 years – BSA not exercised after that time lapse and are automatically cancelled. The Company's share warrants cannot be sold.
The following table shows the BSA outstanding as of December 31, 2021:

Plan title	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
General assembly meeting date	June 28, 2013	March 27, 2014	April 27, 2015	April 27, 2015	June 2, 2016
Date of grant	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Total number of BSA authorized	300,000	150,000	150,000	150,000	150,000
Total number of BSA granted	237,500	150,000	70,000	14,200	37,000
Start date of the exercise period	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
End date of the exercise period	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Exercise price per BSA/share	€2.36	€8.65	€9.59	€14.05	€11
Number of BSA exercised as of December 31, 2021	191,140	75,000	—	—	—
BSA cancelled or lapsed as of June 30, 2021	—	—	—	—	—
BSA remaining as of December 31, 2021	46,360	75,000	70,000	14,200	37,000

Redeemable Share Warrants (BSAAR)
Redeemable share warrants, or BSAAR, are identical to the share warrants of BSA (including the one-for-one exercise ratio, its potential adjustment for certain modifications of the share capital and the exercise period of 10 years), except for the following features:
•the BSAAR are initially purchased by the beneficiary at their fair value, as determined by an expert, and
•the BSAAR plans include a “forcing” clause making it possible to encourage holders to exercise their BSAAR when the market price exceeds the exercise price and reaches a threshold defined in the BSAAR plan. The Company can then, subject to a time period for notifying the holders that will permit them to exercise their BSAAR, decide to purchase the unexercised BSAAR at a unit price equal to the BSAAR acquisition price initially paid by its holder.
Innate's redeemable share warrants cannot be sold. The BSAAR have been granted to certain of the executive officers and employees.
The following table shows the BSAAR outstanding as of December 31, 2021:

Plan title	BSAAR 2012	BSAAR 2015
General assembly meeting date	June 28, 2012	April 27, 2015

Date of grant	May 27, 2013	July 1, 2015

Total number of BSAAR granted	146,050	1,050,382

Start date of the exercise period	May 27, 2013	July 1, 2015

End date of the exercise period	May 27, 2023	June 30, 2025

BSAAR initial purchase price	€0.11	€1.15

Exercise price per BSAAR/share	€2.04	€7.20

Number of BSAAR exercised as of December 31, 2021	85,950	1,940

BSAAR cancelled or lapsed as of December 31, 2021	—	2,720

BSAAR remaining as of December 31, 2021	60,100	1,045,722
Free Shares (AGA)
Free shares, or AGA, are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive ordinary shares under certain conditions. Upon grant by the Executive Board of the Company, the AGA are subject to an acquisition, or vesting, period of at least one year. At the end of this period, the free shares vest and the beneficiary becomes a full shareholder. However, if the vesting period is less than a certain period set by law of currently two years (but three years under previous law), it must be followed by a lock-up period, so that the sum of the two periods is equal to a minimum total period also set by law of currently two years (but three years under previous law). Vesting can be conditional or not. The vesting of all or the Company's AGA is subject to a presence condition at the end of the vesting period. Some of the Company's AGA are also subject to performance conditions. Over the years, the Company has established several AGA plans, for its employees or for management only, sometimes as a “welcome package” (with no performance conditions). The Company's free share plans include provisions that allow for the adjustment of the number of ordinary shares to which a beneficiary is entitled at the end of the vesting period to compensate for certain modifications of its share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders, during the vesting period. Certain of the Company's plans also provide for an accelerated vesting in case of a tender offer on the Company during the vesting period.
One particular AGA plan, the “AGA Bonus,” entitles the Company management to opt for the payment of up to 50% of their annual variable compensation in free shares. Those who take this option benefit from a matching compensation equal to 50% for 2021 of the corresponding portion of the annual variable compensation, also payable in free shares. The AGA Bonus are subject to the same performance conditions, after a one-year vesting period, as the annual variable compensation. The number of AGA Bonus is determined by dividing the euro amount of the annual variable compensation for which the election is made and of the matching contribution, by an average of the trading price of its shares. Once vested, the AGA Bonus are subject to the minimum one-year lock-up period.

The following table shows the AGAs outstanding as of December 31, 2021:

Plan title	AGA New Members 2017-1	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Perf Employees 2020	AGA Perf Management 2020	AGA Bonus Management 2020	AGA Perf Employees 2021	AGA Perf Management 2021	AGA Bonus Management 2021
General assembly meeting date	June 23, 2017	May 22, 2019	May 22, 2019	May 19, 2020	May 19, 2020	May 19, 2020	May 28, 2021	May 28, 2021	May 28, 2021
Date of grant	April 29, 2019	November 4, 2019	November 4, 2019	August 5, 2020	August 5, 2020	July 13, 2020	October 1st, 2021	October 1st, 2021	July 22, 2021
Vesting Period	3 years	3 years	3 years	3 years	3 years	1 or 2y	3 years	3 years	1 year
Lock-up period	None	None	None	None	None	1 or none	None	None	None
Performance Conditions	None	Yes	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Number of AGA granted	25,000	546,700	355,000	766,650	710,000	79,861	1,066,600	610,000	125,748
Number of AGA vested as of December 31, 2021	—	—	—	—	—	—	—	—	—
Number of AGA lapsed as of December 31, 2021 (2)	—	189,900	30,000	249,826	—	17,885	17,500	30,000	—
Number of AGA remaining to be vested as of December 31, 2021	25,000	356,800	325,000	516,824	710,000	13,614	1,049,100	580,000	125,748

(1)The annual variable compensation performance conditions are determined on or about the beginning of the fiscal year and executives make their election at about that time. However, because the Company needs the shareholders’ vote on the total number of free shares available for granting AGA Bonus (like all other free shares), the Company waits until its annual shareholders meeting (generally during the second half of the second quarter of the year) to grant the AGA Bonus – hence a granting, vesting and lock-up calendar different from that of the payment of the annual variable compensation, which takes place towards the end of the fiscal year or at the beginning of the next fiscal year.
(2)Usually after the end of the vesting period, the Executive Board will convene and acknowledge the number of free shares that have vested and the number of those that have not because the presence condition and, as applicable, the performance conditions, have not been met. For the purpose of computing the amount of share-based compensation in its consolidated financial statements, AGA that have lapsed because the presence condition has not been met, are excluded from the computation, even though the Executive Board has not met yet and formally acknowledged this fact. As a result, certain of the numbers above are different from those in its consolidated financial statements.
The following authorization will be submitted for approval to the general meeting of the shareholders to be held on May 20, 2022: (i) up to 130,000 free shares to the benefit of employed members of the Executive Committee, employed senior executives and/or corporate officers (AGA Bonus), (ii) up to 650,000 free shares with performance conditions to the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers (iii) up to 1,800,000 free shares with performance conditions to the benefit of employees and (iv) up to 50,000 welcome free shares to the benefit of officers.
Free Preferred Shares (AGAP)
Free preferred shares, or AGAP, are another employee equity incentive instrument similar to the free shares or AGA, except that, after a one-year vesting period, the beneficiaries receive a preferred shares (shares B) which will become convertible into ordinary shares following a lock-up period of two additional years, if the performance conditions (and a presence condition) are met at the end of this lock-up period, except for the 2017 AGAP which are not convertible. Each free preferred share is convertible into a number of ordinary shares of the Company – which number depends upon the degree of fulfilment of the performance conditions. The free preferred shares remain convertible into ordinary shares for a period of six years and six months. Free preferred shares not converted at the end of this conversion period can be repurchased by Innate and cancelled. The Company's AGAP cannot be sold.
The Company has established several AGAP plans in 2016 and 2017 for all of its employees or for management only.
During the acquisition and lock-up periods, beneficiaries of the 2017 AGAP are not entitled to vote at its shareholders’ meetings, to dividends or to preferential subscription rights. On the contrary, during the lock-up period, beneficiaries of the 2016 AGAP are entitled to vote at its shareholders’ meetings, to dividends and to preferential subscription rights, as if they held the same number of ordinary shares as their number of vested AGAP. After the end of the lock-up period, holders of all of AGAP that have not yet converted them into ordinary shares, are entitled to vote at the shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their AGAP.
Innate's free preferred share plans include provisions that allow for the adjustment of the number of ordinary shares to which a beneficiary is entitled upon conversion of his or her AGAP at the end of the lock-up period, to compensate for certain modifications of the share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders. The 2017 AGAP plan provides for an accelerated vesting with a waiver of the performance conditions in case of a tender offer on the Company during the vesting period. The 2017 AGAP are not anymore convertible.
On October 21, 2019, the performance criteria of the 2016-1 AGAP were assessed and the conversion ratio was determined as follows: one 2016-1 AGAP gives the right to 130 ordinary shares.
On December 30, 2019, the performance criteria of the 2016-2 AGAP were assessed and the conversion ratio was determined as follows: one 2016-2 AGAP gives the right to 111 ordinary shares.

The following table shows the AGAPs outstanding as of December 31, 2021:

Plan title	AGAP Management 2016-1	AGAP Management 2016-2	AGAP Employees 2016-1
General assembly meeting date	June 2, 2016	June 2, 2016	June 2, 2016
Date of grant	October 21, 2016	December 30, 2016	October 21, 2016
Number of AGAP granted	2,000	3,000	2,486
Maximum number of ordinary shares into which each AGAP can be converted	130	111	130
Number of AGAP lapsed during the vesting period	450	—	105
Number of AGAP vested	1,550	3,000	2,381
Number of AGAP lapsed during the lock up period	100	—	146
Number of outstanding AGAP	1,200	3,000	2,068
C.Board Practices
Supervisory Board
The Supervisory Board is made up of a minimum of three members and a maximum of eighteen. The members of the Supervisory Board are appointed for a renewable term of two years at the general meeting of shareholders. The general meeting of shareholders may revoke the appointments of the members of the Supervisory Board at any time during the meeting by a simple majority vote. The appointees are selected by the shareholders and may be individuals or companies. Each member must own at least one of ordinary shares for the entire term of the appointment.
The age limit for being a member of the Supervisory Board and the limitations on holding such an appointment concurrently with an appointment in another company are subject to the applicable legal and regulatory provisions.
Role of the Supervisory Board in Risk Oversight
The Supervisory Board is primarily responsible for the oversight of the risk management activities and has delegated to the audit committee the responsibility to assist the Supervisory Board in this task. While the Supervisory Board oversees risk management, management, through the Executive Board is responsible for day-to-day risk management processes. The Supervisory Board expects the management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Supervisory Board. The Company believes this division of responsibilities is the most effective approach for addressing the risks the Company faces.
Board Diversity Matrix

Board Diversity Matrix (As of December 31, 2021)
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes

Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I : Gender Identity
Directors	-	-	-	-
Part II : Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-
Supervisory Board Committees
The Supervisory Board has established an audit committee, a compensation and nomination committee and a transactions committee, which operate pursuant to rules of procedure adopted by the Supervisory Board.
Subject to available exemptions, the composition and functioning of all of the committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq listing rules and SEC rules and regulations.
In accordance with French law, committees of the Supervisory Board only have an advisory role and can only make recommendations to the Supervisory Board. As a result, decisions are made by the Supervisory Board taking into account non-binding recommendations of the relevant Supervisory Board committee.
Audit Committee
Innate's audit committee assists the Supervisory Board in its oversight of the corporate accounting and financial reporting and oversees the selection of the auditors, their remuneration and independence and keeps the Supervisory Board informed on control systems, key processes and procedures, security and risks. From September 2020, the members of the audit committee as of the date of this Annual Report are Patrick Langlois, Irina Staatz-Granzer and Ms. Pascale Boissel. Dr. Langlois is the Chairman of the audit committee.
The Company's Supervisory Board has determined that Dr. Langlois, Dr. Staatz-Granzer and Ms. Pascale Boissel are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Supervisory Board has further determined that Dr. Langlois is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
The principal responsibility of the audit committee is to monitor the existence and efficacy of the financial audit and risk control procedures on an ongoing basis.
Innate's Supervisory Board has specifically assigned the following duties to the audit committee:
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
Compensation and Nomination Committee
Innate's compensation and nomination committee assists the Supervisory Board in reviewing and making recommendations to the Supervisory Board with respect to the appointment and the compensation of the members of the Executive Board, Supervisory Board and Executive Committee and other key employees. In accordance with operating rules adopted by the Supervisory Board, the nomination and compensation committee is composed of at least two members appointed by the Supervisory Board. Following the Supervisory Board on December 16, 2020, the members of the committee are Patrick Langlois, Hervé Brailly, Véronique Chabernaud and Dr. Jean-Yves Blay. Currently, all of them are independent members of the compensation and nomination committee. Dr. Chabernaud is the Chairman of the committee.
The Company's Supervisory Board has specifically assigned the following duties to the compensation and nomination committee:
•reviewing the remuneration policy, in particular the description of the collective objectives (applicable company-wide) and individual objectives (for members of the Executive Board and the Executive Committee);
•reviewing the compensation of the members of the Executive Board and the Executive Committee, the policy concerning the distribution of equity such as warrants, stock options, grants and capital increases reserved for members of the savings plan, examining the amount of attendance fees among the Supervisory Board and the committees members;
•assisting the Supervisory Board in the selection of the members of the Executive Board and committees; and
•making recommendations with respect to the independence of the members of the Supervisory Board and committees and preventing conflicts of interest within the Supervisory Board.
Transactions Committee
Innate's transactions committee assists the Supervisory Board in examining the business and corporate development opportunities available to us, which may include the acquisition of rights to products or the acquisition of other companies as well as out-licensing opportunities. The members of this committee are Irina Staatz-Granzer and Gilles Brisson. Currently, Dr. Staatz-Granzer is an independent member and Chairman of the transactions committee.
Innate Pharma's Supervisory Board has specifically assigned the following duties to the transactions committee:
•to analyze the fundamentals of the products and/or companies targeted by us, the feasibility of targeted acquisitions; and
•to participate in the selection of investment bankers and/or consultants.

Other Committees
The Strategic Advisory Board
The Company also has a Strategic Advisory Board composed of six external consultants, consisting of three individuals from the medical community and three individuals from the scientific community. The Strategic Advisory Board is not a committee of the Supervisory Board within the meaning of Article R.225-29 of the French Commercial Code; its members are chosen by the Executive Board. This kind of advisory committee is common in French companies in the biotechnology sector.
The Strategic Advisory Board’s role is to assist Innate in the strategic choices in scientific and technical fields. Its main missions are to evaluate the relevance of the choices in terms of product development and to propose, if necessary, changes to strategic or technical approaches; to advise management and guide the scientific direction in identifying strategies and selecting product candidates, based, in particular, on the scientific results obtained by us, including new targets and new compounds and to promote and advise Innate in the alliance strategies, such as external growth supporting synergies, including acquisition of new competences, purchase of operating rights, product candidates and innovative technologies. The Strategic Advisory Board is comprised of Sebastian Amigorena, Aurélien Marabelle, Ruslan Medzhitov, Miriam Merad, Tanguy Seiwert and Mario Sznol. Dr. Merad is the Chairman of the Strategic Advisory Board.
Sebastian Amigorena, Ph.D., is “Directeur de Recherche de Classe Exceptionnelle” at the Centre National de la Recherche Scientifique. He also leads the newly created Cancer Immunotherapy Center at Institut Curie in Paris (France). Dr. Amigorena has made significant contributions to immunology and cell biology at every stage of his career. His findings have helped advance the understanding of antigen presentation and T cell priming by dendritic cells, with applications in the fields of cancer immunotherapy and vaccination. Dr. Amigorena has received numerous national and international prizes and awards, including the prestigious senior European Research Council award in 2008 and in 2014.
Aurélien Marabelle MD,PhD is a medical oncologist and immunologist. His clinical practice is dedicated to early phase clinical trials of cancer immunotherapies at the Gustave Roussy Cancer Center where he also leads a translational research laboratory dedicated to cancer immunology & immunotherapies (INSERM U1015 & CIC1428). He is a full professor of Clinical Immunology at the University of Paris Saclay. Pr Marabelle is an active member of ESMO, ASCO, AACR, SITC, EATI and is the current president and co-founder of the French Society for Cancer Immunotherapies (FITC). He has published more than 200 peer reviewed publications and has a H-index of 52.
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
Miriam Merad, M.D., Ph.D., is the Director of the Precision Immunology Institute at Mount Sinai School of Medicine in New York and the Director of the Mount Sinai Human Immune Monitoring Center (HIMC). Dr. Merad is an internationally acclaimed physician-scientist and a leader in the fields of dendritic cell and macrophage biology with a focus on their contribution to human diseases. Dr. Merad identified the tissue resident macrophage lineage and revealed its distinct role in organ physiology and pathophysiology. She established the contribution of this macrophage lineage to cancer progression and inflammatory diseases and is now working on the development of novel macrophage-targeted therapies for these conditions. In addition to her work on macrophages, Dr. Merad is known for her work on dendritic cells, a group of cells that control adaptive immunity. She identified a new subset of dendritic cells, which is now considered a key target of antiviral and antitumor immunity. Dr. Merad leads the Precision Immunology Institute at the Icahn School of Medicine (PrIISM) to bring immunology discoveries to the clinic. PrIISM integrates immunological research programs with synergistic expertise in biology, medicine, technology, physics, mathematics and computational biology to enhance the Company's understanding of human immunology. She also founded the Human Immune Monitoring Center at Mount Sinai, one of the world’s most sophisticated research centers, which uses cutting-edge single-cell technology to understand the contribution of immune cells to major human diseases or treatment responses. Dr. Merad has authored more than 200 primary papers and reviews in high profile journals. Her work has been cited several thousand times. She is an elected member of the American Society of Clinical Investigation and the recipient of the William B. Coley Award for Distinguished Research in Basic and Tumor Immunology. She is the President-elect of the International Union of Immunological Societies (IUIS). In 2020, she was elected to the National Academy of Sciences in recognition of her contributions to the field of immunology.
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
Mario Sznol, M.D., is Professor of Internal Medicine, Leader of the Melanoma-Renal Cancer Disease-Associated Translational Research Team, and Co-Leader of the Cancer Immunology Program. Dr. Sznol graduated from Rice University and Baylor College of Medicine (BCM) in Houston, Texas. He trained in internal medicine at BCM and completed a medical oncology fellowship in the Department of Neoplastic Diseases, Mount Sinai Hospital, New York. He spent the next twelve years in the Biologics Evaluation Section (BES), Investigational Drug Branch (IDB), Cancer Therapy Evaluation Program of the National Cancer Institute, and was Head of the BES from 1994-1999. He attended on the inpatient units of the Biological Response Modifiers Program, NCI, from 1988-1996 and the Immunotherapy Service of the Surgery Branch, NCI, from 1997-1999. From 1999-2004, he served as Vice President of Clinical Development and Executive Officer of Vion Pharmaceuticals in New Haven, Connecticut. Dr. Sznol is past President of the Society for Immunotherapy of Cancer (SITC). Dr. Sznol’s areas of interest include early drug development, immunotherapy, and treatments for advanced melanoma and renal cancer.
Executive Committee
The Company also has an Executive Committee composed of members with significant experience in strategy, financial management, medical research, research and development project management, the negotiation of industrial and commercial agreements in the field of innovative companies, including biotechnology companies, compliance and regulations and in business development. The Executive Committee meets at least once a month and deals with all subject regarding the activities and the management of the company.
The current members of the Executive Committee are Mondher Mahjoubi, Yannis Morel, Joyson Karakunnel, Odile Belzunce, Odile Laurent, Frédéric Lombard and Nicola Beltraminelli. Eric Vivier, the Senior Vice President, Chief Scientific Officer, is a permanent guest to the meetings of the Executive Committee.

Corporate Governance Practices
As a French société anonyme, the Company is subject to various corporate governance requirements under French law. The Company is a “foreign private issuer” under the U.S. federal securities laws and the Nasdaq listing rules. The foreign private issuer exemption permits Innate to follow home country corporate governance practices instead of certain Nasdaq listing requirements. A foreign private issuer that elects to follow a home country practice instead of Nasdaq listing requirements must submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.
The Company applies the AFEP/MEDEF code, which recommends that a majority of the members of the Supervisory Board be independent (as such term is defined under the code). Neither the corporate laws of France nor the bylaws requires that (i) the compensation committee include only independent members of the Supervisory Board, (ii) each committee of the Supervisory Board have a formal written charter or (iii) the independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. The Company intends to follow French corporate governance practices in lieu of Nasdaq listing requirements for each of the foregoing.
These exemptions do not modify the independence requirements for the audit committee, and the Company with the requirements of the Sarbanes-Oxley Act and the Nasdaq listing rules, which require that the audit committee be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the audit committee must have direct responsibility for the nomination, compensation and choice of the auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of the statutory auditors, in particular, must be decided by the shareholders at the annual meeting.
In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s ordinary voting shares. The Company intends to follow its French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, its bylaws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting is reconvened where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
Code of Ethics
The Company has adopted a Code of Ethics applicable to all of its employees and members of its Executive Board and Supervisory Board. The Code of Ethics is available on its website. The Company expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.
Executive Compensation Arrangements
Except the arrangements described in “Item 7.B—Related Party Transactions—Arrangements with the Members of the Executive and Supervisory Boards,” there are no arrangements or understanding between Innate and any of the other members of the Executive and Supervisory Boards providing for benefits upon termination of their employment, other than as required by applicable law.
D. Employees
As of December 31, 2021, the Company had 215 full-time employees. None of its employees are represented by collective bargaining agreements. The Company believe that it maintains good relations with its employees. The following tables show the number of employees as of December 31, 2021 broken out by department :

Full-time equivalent employees of Innate Pharma SA and Innate Pharma Inc.	As of December 31, 2021
Research and development	149
General and administrative	57
Executive committee	9
Total	215
E.Share Ownership.
For information regarding the share ownership of the directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes sets forth, as of December 31, 2021, information regarding beneficial ownership of the ordinary shares by:
•each person, or group of affiliated persons, known by Innate to beneficially own more than 5% of the ordinary shares;
•each of the Executive Board and Supervisory Board members individually; and
•all of the Executive Board and Supervisory Board members as a group.
Assuming that all of the ordinary shares represented by ADSs are held by residents of the United States, as of December 31, 2021, the Company estimates that approximately 6,6 million shares, or 8,3% of the ordinary shares were held of record by 14 residents of the United States.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of March 31, 2022 and options and warrants that are currently exercisable or exercisable within 60 days of March 31, 2022. Ordinary shares subject to free shares, options and warrants currently exercisable or exercisable within 60 days of March 31, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
Except as indicated by the footnotes below, the Company believes, based on the information furnished to us, that the persons named in the table below have sole voting and investment power with respect to all ordinary shares shown that they beneficially own, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Innate Pharma S.A., 117, Avenue de Luminy – BP 30191, 13009 Marseille, France.

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Novo Nordisk A/S(1)	9,817,546	12.31%
MedImmune Limited(2)	7,485,500	9.39%
Bpifrance Participations(3)	6,389,406	8.01%
Executive Board and Supervisory Board members and other executive officers:
Mondher Mahjoubi, M.D.(4)	402,921	0.51%
Yannis Morel, Ph.D.(5)	108,799	0.14%
Hervé Brailly, Ph.D.(6)	919,784	1.15%
Irina Staatz-Granzer(7)	25,100	0.03%
Jean-Yves Blay(8)	50	—%
Gilles Brisson(9)	73,079	0.09%
Véronique Chabernaud(10)	10	—%
Olivier Martinez(11)	—	—%
Patrick Langlois(12)	22,141	0.03%
Pascale Boissel(13)	1,000	—%
Joyson Karakunnel	—	—%
Odile Belzunce(14)	17,818	0.02%
Eric Vivier, D.V.M.(15)	150,001	0.19%
Tracy Rossin	—	—%
Odile Laurent (16)	9,916	0.01%
Frédéric Lombard (17)	960	—%
All members of our Executive Board and Supervisory Board and other executive officers as a group(19)	1,731,579	31.89%
*Represents beneficial ownership of less than 1%.
(1)Consists of 9,817,546.00 ordinary shares. The principal business address for Novo Nordisk A/S is Novo Allé, 2880 Bagsvaerd, Danemark.
(2)Consists of 7,485,500 ordinary shares. The principal business address for MedImmune Limited is Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom.
(3)Consists of 6,389,406 ordinary shares. The principal business address for Bpifrance Participations is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex.
(4)Consists of 402,921.00 ordinary shares.
(5)Consists of 108,799.00 ordinary shares.
(6)Consists of 919,784.00 ordinary shares.
(7)Consists of 25,100.00 ordinary shares.
(8)Consists of 50 ordinary shares.
(9)Consists of 73,059.00 ordinary shares.
(10) Consists of 10 ordinary shares.

(11) As representative of Bpifrance Participations, the legal entity that holds this Supervisory Board seat.
(12) Consists of 22,141 ordinary shares.
(13) Consists of 1,000 ordinary shares.
(14) Consists of 17,818 ordinary shares.
(15) Consists of 150,001 ordinary shares.
(16) Consists of 9,916 ordinary shares.
(17) Consists of 960 ordinary shares.
The significant changes in the percentage ownership held by the principal shareholders since January 1, 2017 are a result of the transactions described in the prospectus dated October 16, 2019, filed with the SEC pursuant to Rule 424(b), under the heading “Certain Relationships and Related Party Transactions—Transactions with the Principal Shareholders” and the dilution resulting from the public offering.
None of the principal shareholders has voting rights different than the other shareholders.
B.Related Party Transactions.
Since January 1, 2021, the Company has engaged in the following transactions with members of its Executive and Supervisory Boards and holders of more than 5% of its outstanding voting securities, and their respective affiliates, which Innate refers to as its related parties.
Transactions With The Principal Shareholders
AstraZeneca
Lumoxiti Termination and Transition Agreement
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization (BLA) be transferred back to AstraZeneca as from October 1, 2021. The BLA was effectively transferred to AstraZeneca on February 8th 2022. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. In the full year results 2020 announcement, Innate reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, the Parties agreed to split these manufacturing costs, and Innate will pay $6.2 million to AstraZeneca on April 30, 2022.
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
Innate Pharma was selected by BPI to finance its current projects relating to COVID-19. In connection with such selection, the Company executed two agreements with BPI, the Master Agreement and the Beneficiary Agreement.
The Master Agreement and the Beneficiary Agreement set forth (i) the terms and conditions for the payment of the aid granted by Bpifrance Financement to Innate Pharma and its partners involved in the "FORCE" project (Assistance Publique – Hôpitaux de Marseille and Centre Léon Bérard) as well as (ii) the terms and conditions for the financial returns due by the beneficiaries of the aid to Bpifrance Financement. The "FORCE" project includes the translational research study EXPLORE COVID-19 with AP-HM and the two Phase 2 clinical trials, FORCE with AP-HM and ImmunONCOVID-20 with the Centre Léon Bérard.
The funding amounts to a total of €6,800,000, divided as follows: 20% in the form of a grant with no repayment condition and 80% in the form of an advance repayable only in the event of technical and commercial success. The first installment of €1,700,000 was paid on signature of the agreements, and the three remaining installments will be paid depending on the achievement of certain clinical milestones, notably those related to the Phase 2 FORCE trial.
The agreement is concluded for a period up to the full repayment of any sums due to Bpifrance Financement.
Arrangements with the Members of the Executive and Supervisory Boards
Director and Executive Officer Compensation
See “Item 6B—Compensation—Limitations on Liability and Indemnification Matters” for information regarding compensation of the members of the Supervisory and Executive Boards.
Agreement with Centre Léon Bérard
On May 11, 2020, the Company entered into a third-party promoter agreement with Centre Léon Bérard, of which Jean-Yves Blay, a Supervisory Board member, is the director.
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
This agreement ended in July 2021, as the clinical trial did not meet its primary objectives.
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
This mission began on September 1, 2020 and ended on June 30, 2021.
Mr. Jean Yves Blay could receive a remuneration at the hourly rate of €250 excluding VAT, the total of which could not under any circumstances exceed €10,000 for the duration of the Agreement.

No amount has been paid under this agreement for the year 2021.
Indemnification Agreement with Mr. Hervé Brailly, Mrs. Irina Staatz-Granzer, Mr. Jean Yves Blay, Mr. Gilles Brisson, Mrs. Véronique Chabernaud, Mrs. Pascale Boissel, Mr. Patrick Langlois and Mr. Olivier Martinez as members of the Supervisory Board and Mr. Mondher Mahjoubi and Mr. Yannis Morel as members of the Management Board
In the context of the Nasdaq IPO and regarding the need to put in place insurances for the liability of officers of listed companies in the US, the Supervisory board of September 12, 2019 decided :
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
Framework agreement and order for services and equipment transfer agreement with Mi-mAbs
On January 29, 2021, the Company's Supervisory Board approved the conclusion of a framework agreement and an order for services with Mi-mAbs, a company of which Mr. Hervé Brailly, Chairman of the Supervisory Board, was a member of the Strategic Committee at the time of its creation.
The purpose of the framework agreement is to specify the main conditions under which Mi-mAbs will provide services to Innate. The first service order specifies the services to be provided to Innate.
The maximum amount of the sums paid by Innate Pharma to Mi-mAbs under the framework service agreement is €600,000. The amount of the first service order is €352,000.
This agreement was entered into on February 2, 2021, with retroactive effect to January 1, 2021, for a term of one year, until December 31, 2021.
On August 6, 2021, an agreement was signed with Mi-mAbs for the transfer of equipment from Innate Pharma to Mi-mAbs at their residual values, i.e. for a total amount of €1,281 excluding VAT. This agreement was ratified by the Supervisory Board on December 17, 2021.
On December 17, 2021, two amendments to the framework agreement were signed with Mi-mAbs, the first one modifying the work plan, which generated a credit of €3,578.40 to the benefit of Innate Pharma, the second one renewing the framework agreement for one year.
These two amendments were ratified by the Supervisory Board on January 26, 2022, although they are no longer regulated agreements, as Mr. Hervé Brailly is no longer a member of the Strategic Committee of Mi-Mabs since November 2021, but is a 15% shareholder.
Amendment to the biomedical research agreement with the Léon Bérard Center currently being negotiated
Innate Pharma and the Léon Bérard Center entered into a Biomedical Research Agreement on January 11, 2016 (the "Agreement") for the performance of the IPH2201-203 biomedical research entitled "Phase 1b/2 trial evaluating IPH2201 in combination with cetuximab in patients with relapsed or metastatic HPV-positive (+) and HPV-negative (-) squamous cell carcinoma of the head and neck".

At the date of signature, the Agreement was not a regulated agreement, as Mr. Jean-Yves Blay, General Manager of the Léon Bérard Center, was not a member of the Supervisory Board.
In accordance with the authorization of the Supervisory Board of December 17, 2021, an amendment n°1 is being negotiated in order to take into account the changes in the conduct the Study and certain adjustments to the budget.
Transaction with Related Companies
From time to time, in the ordinary course of its business, the Company may contract for services from companies or institutions in which certain members of its Executive Board or Supervisory Board may serve as a director or advisor. The cost and provision of these services are negotiated on an arms-length basis and none of these arrangements are material.
Related Person Transaction Policy
The Company complies with French law regarding approval of transactions with related parties. On September 12, 2019, the Supervisory Board adopted a related person transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy became effective immediately upon the execution of the underwriting agreement for the October 2019 global offering. For purposes of its policy only, a related person transaction is a transaction, arrangement or similar contractual relationship, or any series of similar transactions, arrangements or relationships, in which the Company and any related person are, were or will be participants and the amount involved in the transaction exceeds $120,000, with the exception of usual transactions concluded under normal conditions. A related person is any member of the Executive Board or Supervisory Board or beneficial owner of more than 5% of any class of its voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, the management must present information regarding the related person transaction to the Supervisory Board for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Innate of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third-party or to or from employees generally. Under the policy, the Company will collect information that the Company deems reasonably necessary from each member of its Executive Board and Supervisory Board and, to the extent feasible, significant shareholder to enable Innate to identify any existing or potential related-person transactions and to effectuate the terms of the policy.
In addition, under its Code of Business Conduct and Ethics, which Innate Pharma adopted on September 12, 2019, its employees and Executive and Supervisory Board members have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
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
The policy requires that, in determining whether to approve, ratify or reject a related person transaction, the Supervisory Board must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the Company's best interests and those of its shareholders, as the Supervisory Board determines in the good faith exercise of its discretion.
All of the transactions described above were entered into prior to the adoption of the written policy, but the Supervisory Board evaluated and approved all transactions that were considered to be related party transactions under French law at the time at which they were consummated.
C.Interests of Experts and Counsel.
Not applicable.
Item 8. Financial Information
A.Consolidated Statements and Other Financial Information.
Consolidated Financial Statements
Our consolidated financial statements are included as part of this Annual Report, starting at page F-1.
Legal Proceedings
From time to time, the Company may be involved in various claims and legal proceedings relating to claims arising out of our operations. The Company is not currently a party to any legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.
Dividend Policy
The Company has never declared or paid any dividends on our ordinary shares. The Company do not anticipate paying cash dividends on our equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of our business, given our state of development.
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
B.Significant Changes.
Not applicable.
Item 9. The Offer and Listing.

A.Offer and Listing Details.
The Company's ADSs have been listed on the Nasdaq Global Select Market under the symbol “IPHA” since October 21, 2019. The Company's ordinary shares have been trading on Euronext Paris under the symbol “IPH” since November 3, 2006. Prior to that date, there was no public trading market for the Company's ADSs or its ordinary shares.
B.Plan of Distribution.
Not applicable.
C.Markets.
The Company's ADSs have been listed on Nasdaq under the symbol “IPHA” since October 21, 2019. The Company's ordinary shares have been trading on Euronext Paris under the symbol “IPH” since November 3, 2006.
D.Selling Shareholders.
Not applicable.
E.Dilution.
Not applicable.
F.Expenses of the Issue.
Not applicable.
Item 10. Additional Information.
A.Share Capital.
Not applicable.
B.Memorandum and Articles of Association.
The information set forth in the Company prospectus dated October 16, 2019, filed with the SEC pursuant to Rule 424(b), under the heading “Description of Share Capital—Key Provisions of Innate's Bylaws and French Law Affecting Innate's Ordinary Shares,” “Description of Share Capital—Differences in Corporate Law,” and “Limitations Affecting Shareholders of a French Company” is incorporated herein by reference.
C.Material Contracts.
Strategic Collaborations and License Agreements
AstraZeneca
2015 Agreements
In April 2015, the Company entered into two agreements with MedImmune, a wholly owned subsidiary of AstraZeneca, which Innate refers to as AstraZeneca. The first agreement was a co-development and license agreement relating to certain combination products containing monalizumab ( the "Original Co-Development Agreement"), and the second agreement was a development and option agreement for products containing monalizumab, including products using monalizumab as a monotherapy (the "2015 Option Agreement"). The Company received an initial payment of $250 million under these agreements on June 30, 2015, of which $100 million was paid to Innate as an initial payment for the Original Co-

Development Agreement and $150 million was paid to Innate as consideration for the 2015 Option Agreement described below. In October 2018, AstraZeneca exercised its option under the 2015 Option Agreement, which resulted in the automatic termination of both the Original Co-Development Agreement and the 2015 Option Agreement, and a new co-development and license agreement relating to all products containing monalizumab (the "2015 Co-Development Agreement"), automatically came into effect. In connection with AstraZeneca’s exercise of its option under the 2015 Option Agreement, an upfront payment of $100 million was due under the 2015 Co-Development Agreement, which it paid in January 2019.
2015 Co-Development Agreement
Under the 2015 Co-Development Agreement, the Company granted to AstraZeneca a worldwide, exclusive license, subject to certain exclusions, to certain of its patents and know-how to develop, manufacture and commercialize licensed products, including monalizumab, in the field of diagnosis, prevention and treatment of oncology diseases and conditions. The Company further granted to AstraZeneca a worldwide, non-exclusive license to certain of its other patents to develop, manufacture and commercialize licensed products, including monalizumab, in the field of diagnosis, prevention and treatment of oncology diseases and conditions. The Company retains the rights under the licensed patents and know-how to, among other things, co-promote licensed products in certain European countries, pursuant to its option to co-promote, and exploit the licensed patents and know-how to research, develop and commercialize the licensed products outside of the field of diagnosis, prevention and treatment of oncology diseases and conditions.
Under the 2015 Co-Development Agreement, the Company is required to collaborate with AstraZeneca to develop and commercialize licensed products. AstraZeneca will be the lead party in developing the licensed products and licensed product in certain major markets. Each party will have to use commercially reasonable efforts to complete certain development activities in accordance with a specified development plan.
The Company is required for a defined period of time to co-fund 30% of the Phase 3 clinical trials of licensed products, subject to an aggregate cap, in order to receive 50% of the profits in Europe.
On July 31, 2019, the Company notified AstraZeneca of its decision to co-fund future monalizumab Phase 3 clinical development program. In October 2020, AstraZeneca enrolled the first patient in the first Phase 3 trial which triggered a $50 million milestone payment from AstraZeneca to Innate. In September 2021, AstraZeneca, based on data from the randomized phase 2 trial in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) presented at the European Society for Medical Oncology (ESMO) Congress, announced plans to initiate a phase 3 trial for both combinations of monalizumab or oleclumab plus durvalumab in the unresectable, Stage III NSCLC setting for patients who had not progressed after concurrent chemoradiation therapy.
Separately, AstraZeneca also announced that it is starting a Phase 2 clinical trial, NeoCOAST-2, that includes a treatment arm with durvalumab in combination with chemotherapy and monalizumab in resectable, early-stage NSCLC.
AstraZeneca will be responsible for the promotion of licensed products worldwide, subject to Innate's option to co-promote the licensed products in certain European countries. Should the Company elect not to co-promote, its share of profits in Europe will be reduced by a specified amount of percentage points not to exceed the mid-single digits.
The development by AstraZeneca of a licensed product under the 2015 Co-Development Agreement is subject to certain reciprocal non-compete obligations.

AstraZeneca is obligated to pay Innate up to $875 million in the aggregate upon the achievement of certain development and regulatory milestones ($450 million), including commercialization milestones ($425 million). As described above, the arrangement also provides for a 50% profit share and, subject to certain deferrals of reimbursement, loss share of licensed products in Europe if the Company does not opt out of its co-funding and co-promoting obligations. In addition, the Company will be eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The royalties payable to Innate under the 2015 Co-Development Agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection.
Innate's right to receive royalties under the 2015 Co-Development Agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the latest of: (i) the tenth anniversary of the first commercial sale of such licensed product in such country, or in the case of European countries, in any European country, (ii) the expiration of regulatory exclusivity for such licensed product in such country and (iii) the expiration of the last-to-expire valid licensed patent claim subject to the agreement that covers such licensed product in such country.
Unless earlier terminated, the term of the 2015 Co-Development Agreement will expire on the date on which all of AstraZeneca’s payment obligations have expired. The Company may terminate the 2015 Co-Development Agreement if AstraZeneca challenges any patent licensed to it under the agreement. AstraZeneca may terminate the 2015 Co-Development Agreement in its entirety for convenience at any time effective upon 120 days’ prior written notice to us. Either party may terminate the 2015 Co-Development Agreement in the event of an uncured material breach by the other party or for certain bankruptcy or insolvency events involving the other party.
If the 2015 Co-Development Agreement is terminated by AstraZeneca for convenience or by Innate for AstraZeneca’s material breach, insolvency or a patent challenge by AstraZeneca, all licenses and rights granted under the agreement terminate, however, upon any such termination, AstraZeneca would grant Innate an exclusive, worldwide, royalty-bearing right and license, with the right to grant sublicenses, under technology developed by AstraZeneca and incorporated into or necessary for the exploitation of licensed products, except for certain manufacturing technology that would require a separate agreement. If the 2015 Co-Development Agreement is terminated by AstraZeneca for Innate's material breach or insolvency, AstraZeneca has the right to continue the agreement by providing written notice to us. If AstraZeneca provides Innate with such written notice, among other things, its rights under the co-promote option will terminate and the Company must cease any development, manufacture or commercialization activities under the agreement.
2018 CD39 Option Agreement
In October 2018, the Company entered into a collaboration and option agreement relating to IPH5201. The Company received an initial payment of $50 million under this agreement, $26 million of which was received in October 2018 and $24 million of which was received in January 2019. Pursuant to the 2018 CD39 Option Agreement, the Company granted to AstraZeneca an exclusive option to obtain an exclusive license to certain of its patents and know-how to develop and commercialize licensed products, including IPH5201 in the field of the diagnosis, prevention and treatment of all diseases and conditions in humans or animals, subject to certain limitations.
Under the 2018 CD39 Option Agreement, the Company must collaborate with AstraZeneca to develop CD39 option products. Prior to the expiration of the option period, the Company and AstraZeneca are subject to certain non-compete obligations.
AstraZeneca is responsible for funding the research and development costs of CD39 option products contemplated in the joint development plan. Additionally, the Company may conduct certain exploratory clinical studies at its own cost, subject to reimbursement by AstraZeneca with a premium under certain circumstances related to subsequent development by AstraZeneca.
Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone payment to Innate. Pursuant to the 2018 CD39 Option Agreement, AstraZeneca is obligated to pay Innate $5 million upon the achievement of certain development milestones.
Unless earlier terminated, the term of the 2018 CD39 Option Agreement will expire on the earlier of exercise of the option or expiration of the option period in the event that AstraZeneca does not exercise the option. The Company may terminate the 2018 CD39 Option Agreement if AstraZeneca challenges any option patent. AstraZeneca may terminate the 2018 CD39 Option Agreement in its entirety for convenience at any time effective upon three months’ prior written notice to us. Either party may terminate the 2018 CD39 Option Agreement in the event of an uncured material breach by the other party or for certain bankruptcy or insolvency events involving the other party.
CD39 Co-Development and License Agreement Upon Option Exercise by AstraZeneca
Upon exercise of the option under the 2018 CD39 Option Agreement, the Company would enter into a co-development and license agreement with AstraZeneca, or the CD39 Potential License Agreement. Under the CD39 Potential License Agreement, the Company would grant to AstraZeneca a worldwide, exclusive license, subject to certain exclusions, to certain of its patents and know-how regarding, among other things, its IPH5201 candidate, to develop, manufacture and commercialize licensed products in the field of diagnosis, prevention and treatment of diseases and conditions in humans and in animals, subject to certain limitations. The Company would retain certain rights under the licensed patents and know-how to, among other things, co-promote licensed products in certain European countries, pursuant to its option to co-promote.
The CD39 Potential License Agreement provides for a payment of $25 million upon exercise. Additionally, AstraZeneca would be obligated to pay Innate up to $795 million in the aggregate upon the achievement of certain development and regulatory milestones ($295 million) and commercialization milestones ($500 million). The arrangement also provides for a 50% profit share in Europe if the Company opts into certain co-promoting and late stage co-funding obligations. In addition, the Company would be eligible to receive tiered royalties ranging from a high-single digit to mid-teen percentage on net sales of IPH5201, or from a mid-single digit to low-double digit percentage on net sales of other types of licensed products, outside of Europe. The royalties payable to Innate under the CD39 Potential License Agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection.
Under the CD39 Potential License Agreement, unless the Company has elected not to co-fund, the Company would be required to collaborate with AstraZeneca to develop and commercialize licensed products. AstraZeneca would be the lead party in developing and commercializing the licensed products and each party must use commercially reasonable efforts to develop, obtain regulatory approval and commercialize at least one licensed product in certain major markets. Each party would have to use commercially reasonable efforts to complete its development activities in accordance with a specified development plan.
The Company would have the option to co-fund 30% of the Phase 3 clinical trials of licensed products in order to share in 50% of the profits and losses of licensed products in Europe. If the Company does not exercise this co-funding option, among other things, its right to share in 50% of the profits and losses in Europe and right to co-promote in certain European countries will terminate and will be replaced by rights to receive royalties on net sales at the rates applicable to outside of Europe. Additionally, certain milestone payments that may be payable to Innate would be reduced. AstraZeneca would be responsible for the promotion of licensed products worldwide, subject to its option to co-promote the licensed products in certain European countries if the Company elects to co-fund. Additionally, the Company would have a right of first negotiation in the event that AstraZeneca wishes to grant a third-party the right to commercialize licensed products in Europe or the United States.
The development by AstraZeneca of a licensed product under the Potential License Agreement is subject to certain reciprocal non-compete obligations.
Innate's right to receive royalties under the CD39 Potential License Agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the latest of: (i) the tenth anniversary of the first commercial sale of such licensed product in such country, or, in the case of European countries, in any European country, (ii) the expiration of regulatory exclusivity for such licensed product in such country and (iii) the expiration of the last-to-expire valid licensed patent claim subject to the agreement that covers such licensed product in such country.
Unless earlier terminated, the term of the CD39 Potential License Agreement would expire on the date on which all of AstraZeneca’s payment obligations have expired. The Company may terminate the CD39 Potential License Agreement if AstraZeneca challenges any patent licensed to it under the agreement. AstraZeneca may terminate the CD39 Potential License Agreement in its entirety for convenience at any time effective upon 120 days’ prior written notice to us. Either party may terminate the CD39 Potential License Agreement in the event of an uncured material breach by the other party or for certain bankruptcy or insolvency events involving the other party.
2018 Future Programs Option Agreement
In October 2018, the Company entered into another option agreement with AstraZeneca, relating to four pre-clinical programs. The Company received an initial payment of $20 million at signing. Pursuant to the 2018 Future Programs Option Agreement, the Company granted to AstraZeneca four exclusive options that are exercisable until IND approval to obtain a worldwide, royalty-bearing, exclusive license to certain of its patents and know-how relating to certain specified pipeline candidates to develop and commercialize optioned products in all fields of use. The relevant programs are IPH43, IPH25, the anti-Siglec-9 antibody program and a multi-specific NKp46 NKCE program. Upon exercise of an option, the Company would be entitled to an option exercise payment of $35 million, as well as development and regulatory milestone payments ($320 million) and commercialization milestone payments ($500 million) and tiered, mid-single digit to mid-teen percentage royalties on net sales of the applicable product. The royalties payable to Innate may be reduced under certain circumstances, including loss of exclusivity, lack of patent protection or the specific nature of the compound included within the applicable product. Additionally, the Company would have rights to co-fund certain development costs in order to obtain profit and loss sharing in Europe. So long as the Company elects to co-fund such development costs, the Company also will have a right to co-promote optioned products in Europe.
Lumoxiti Licence Agreement
In October 2018, the Company entered into a third agreement with AstraZeneca relating to the licence of Lumoxiti (the "Lumoxiti Agreement").
The Company made an initial payment to AstraZeneca of $50 million under this agreement in January 2019. Pursuant to the Lumoxiti Agreement, the Company obtained an exclusive license under certain patents and knowhow of AstraZeneca to develop, manufacture and commercialize Lumoxiti for all uses in humans and animals in the United States, the European Union and Switzerland. $15 million were paid to AstraZeneca when filing of the BLA in Europe.

In addition, pursuant to the Lumoxiti Agreement the Company entered into a supply agreement with AstraZeneca relating to the exclusive manufacturing and supply by AstraZeneca of Lumoxiti in connection with its commercialization in the U.S., the European Union, the United Kingdom and Switzerland.
In December 2020, the Company exercised its right of termination by sending a termination notice of the Lumoxiti Agreement to AstraZeneca.
Lumoxiti Termination and Transition Agreement
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. The FDA has effectively transferred the BLA to AstraZeneca on February 8, 2022. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate will pay $6.2 million to AstraZeneca on April 30, 2022.
Additional agreements related to Monalizumab
Novo Nordisk A/S
On February 5, 2014, the Company in-licensed the full development and commercialization rights to monalizumab r from Novo Nordisk A/S. In consideration for these rights, the Company paid Novo Nordisk A/S €2 million in cash and 600,000 of its ordinary shares at a price of €8.33 per share. Novo Nordisk A/S is eligible to receive a total of €20 million in potential regulatory milestones and tiered mid-to-high single-digit percentage royalties on future net sales.
The agreement with Novo Nordisk A/S included a right to additional consideration in the event of an out-licensing agreement. Consequently, following the agreement signed with AstraZeneca in April 2015, the Company paid Novo Nordisk A/S an additional consideration amount of €6.5 million.
In October 2018 AstraZeneca exercised its option under the 2015 Option Agreement to acquire an exclusive license to monalizumab. Pursuant to this option exercise, AstraZeneca paid $100 million to Innate and, as a result, Novo Nordisk A/S became entitled to a second and final payment amounting to $15.0 million (€13.1 million). If the AstraZeneca agreement is terminated for any reason, the Company will pay to Novo Nordisk A/S a portion of any amounts that have been budgeted but have not been spent or will not be spent under the initial research and development budget. In light of current development plans and research and development costs incurred to date, the Company does not currently expect any amounts to be paid pursuant to this provision.
License Agreement with Novo Nordisk for avdoralimab
In July of 2017 the Company entered into an exclusive license agreement with Novo Nordisk A/S relating to avdoralimab, or the 2017 Novo Agreement, pursuant to which the Company obtained a worldwide, exclusive license under certain patents and know-how of Novo Nordisk A/S to develop, manufacture and commercialize pharmaceutical products that contain or comprise an Anti-C5aR antibody. The Company made an initial payment to Novo Nordisk A/S of €40.0 million under the 2017 Novo Agreement which was offset against Novo Nordisk A/S’s subscription in new shares. The Company is obligated to pay Novo Nordisk A/S in the aggregate up to €370.0 million upon achievement of certain development, regulatory and sales milestones and tiered royalties ranging from a low double-digit to low teen percentage on net sales. The Company's royalty payment obligations are subject to certain reductions and expire on a product-by-product and country-by-country basis upon the later of the date the exploitation of a licensed product is no longer covered by a claim of a licensed patent in such country, loss of data or regulatory exclusivity in such country, and the twelfth anniversary of the first commercial sale of such product in such country. In connection with the 2017 Novo Agreement, the Company obtained an exclusive sublicense from Novo Nordisk A/S under certain third-party intellectual property rights. In consideration for such sublicense, the Company may be obligated to pay a mid-single digit royalty on its net sales of a licensed product, however, the Company will be entitled to offset such payments against royalties payable to Novo Nordisk A/S.
Under the 2017 Novo Agreement, the Company is obligated to use commercially reasonable efforts to develop and seek regulatory approval for a licensed product.
The 2017 Novo Agreement shall expire upon expiration of the last royalty payment obligation under the agreement. Either party may terminate the 2017 Novo Agreement upon any uncured material breach of the agreement by the other party or upon a bankruptcy or insolvency of the other party. Additionally, Novo Nordisk A/S may terminate the agreement in the event the Company challenges any patent licensed under the agreement. The Company may terminate the 2017 Novo Agreement upon prior notice to Novo Nordisk A/S.
In 2020, the Company made a payment to Novo Nordisk A/S of €1 million under the 2017 Novo Agreement, covered by BPI funding, in respect of the start of a phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia. In July 2021, based on the Phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia results which did not meet its primary endpoints in all three cohorts of the trial, the Company has stopped stop exploring avdoralimab in COVID-19.
Collaboration and licensing agreement with Sanofi
The Company entered into a research collaboration and licensing agreement with Sanofi in January 2016 to apply its proprietary technology to the development of bispecific antibody formats engaging NK cells to kill tumor cells through the activating receptor NKp46. The Company granted to Sanofi under certain of its intellectual property a non-exclusive, worldwide, royalty-free research license, as well as an exclusive, worldwide license to research, develop and commercialize products directed against two specified targets, for all therapeutic, prophylactic and diagnostic indications and uses.
The Company will work together with Sanofi on the generation and evaluation of up to two bispecific NK cell engagers, using its technology and Sanofi’s tumor targets. Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. The Company will be eligible for up to €400.0 million in payments, primarily upon the achievement of development and commercial milestones, as well as royalties ranging from a mid to high single-digit percentage on net sales.
On January 5, 2021, the Company announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND) enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format. The decision triggered a €7M milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579. Additionally, in January 2021, a GLP-toxicology study was initiated for the IPH6101/SAR443579 program. In December 2021, the Company announced that the first patient was dosed in a Phase 1/2 clinical trial, evaluating IPH6101/SAR443579, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). The start of the trial has triggered a milestone payment, part of the €400.0 million mentioned above. The Company received €3.0m from Sanofi following the initiation of a GLP-tox Study and the launching of the first Phase 1 clinical trial in humans in relapsed of refractory AML with IPH6101/SAR443579, respectively in January and December 2021.

Orega License Agreement
Pursuant to its licensing agreement with Orega Biotech, Innate acquired an exclusive license to Orega Biotech’s intellectual property rights relating to its anti-CD39 checkpoint inhibitor program. As of December 31, 2018, the Company had paid a total amount of €1.8 million to Orega Biotech for the acquisition of these intellectual property rights, and in June 2019, the Company paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration relating to the collaboration and option agreement signed on October 22, 2018 with AstraZeneca for IPH5201. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone pursuant to Innate's collaboration agreement with AstraZeneca and Innate is obligated to make a €2.7 million milestone payment to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS. The Company may also pay Orega Biotech up to an additional €48.8 million in the aggregate upon the achievement of development and regulatory milestones. Finally, the Company will be required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201.
The summaries provided above do not purport to be complete and are qualified in their entirety by reference to the complete agreements, which are attached as exhibits to this Annual Report on Form 20-F. For additional information on its material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.

Bank Loans
On December 22nd and December 17th, 2021 the Company entered into two loan agreements with Société Générale and BNP Paribas, respectively, pursuant to which the Company obtained non-dilutive financing in an aggregate amount equal to €28.7 million.
The two loans have an initial term of one year with an extension up to 5 years at Innate's option. They are 90% guaranteed by the French state ("PGE") as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic.
D.Exchange Controls.
Under current French foreign exchange control regulations there are no limitations on the amount of cash payments that the Company may remit to residents of foreign countries. Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries.
E.Taxation.
Material U.S. Federal Income Tax Considerations
The following describes material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the ordinary shares or ADSs by a U.S. holder (as defined below) who hold the ordinary shares or ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of the ordinary shares or ADSs that may be subject to special tax rules including, without limitation, the following:
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
•persons that hold the ordinary shares or ADSs as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;
•partnerships, or other entities or arrangements classified as partnerships, for U.S. federal income tax purposes;
•certain former citizens or long-term residents of the United States;
•persons that received the ordinary shares or ADSs as compensation for the performance of services;
•persons acquiring the ordinary shares or ADSs in connection with a trade or business conducted outside of the United States, including a permanent establishment or a fixed base in France;
•holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the ordinary shares or ADSs; and
•holders that have a “functional currency” other than the U.S. dollar.

Holders of the ordinary shares or ADSs who fall within one of the categories above are advised to consult their tax advisor regarding the specific tax consequences which may apply to their particular situation.
For the purposes of this description, a “U.S. holder” is a beneficial owner of the ordinary shares or ADSs that is (or is treated as), for U.S. federal income tax purposes:
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
If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the ordinary shares or ADSs, the tax consequences relating to an investment in the ordinary shares or ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the specific tax considerations of acquiring, owning and disposing of the ordinary shares or ADSs in its particular circumstances.
Persons considering an investment in the ordinary shares or ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws, French tax laws and other non-U.S. tax laws.
This description does not address the U.S. federal estate, gift, or alternative minimum tax considerations, the Medicare tax on net investment income or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the ordinary shares or ADSs.
This description is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, in each case as of the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service, or the IRS, will not take a position concerning the tax consequences of the acquisition, ownership and disposition of the ordinary shares or ADSs or that such a position would not be sustained by a court. The Company has not obtained, nor does the Company intend to obtain, a ruling with respect to the U.S. federal income tax considerations of the purchase, ownership or disposition of its ordinary shares or ADSs. Accordingly, holders should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning and disposing of the ordinary shares or ADSs in their particular circumstances.
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

Distributions. Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to the ordinary shares or ADSs will generally be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of the current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will generally be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares or ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ordinary shares or ADSs for more than one year as of the time such distribution is received. However, since the Company does not calculate its earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on the ordinary shares or ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), or qualified dividend income if the Company is a “qualified foreign corporation” and certain other requirements are met. A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and the Company believes the ADSs are readily tradable on the Nasdaq Global Select Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the Convention between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, signed on August 31, 1994, as amended and currently in force, or the U.S.-France Tax Treaty, although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
A U.S. holder generally may claim the amount of any French withholding tax on a distribution as either a deduction from gross income or a credit against its U.S. federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Dividends generally will constitute "passive category income" for purposes of the foreign tax credit. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit implications of French withholding tax.
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
Sale, Exchange or Other Taxable Disposition. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or exchange and the U.S. holder’s adjusted tax basis in those ordinary shares or ADSs, each as determined in U.S. dollars. U.S. holders should consult their own tax advisors about how to account for proceeds received on the sale, exchange or other taxable disposition of ordinary shares or ADSs that are not paid in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ordinary shares or ADSs generally will be equal to the U.S dollar cost of such ordinary shares or ADSs. Capital gain from the sale, exchange or other taxable disposition of the ordinary shares or ADSs by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares or ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
Passive Foreign Investment Company Considerations. If the Company is a PFIC in any taxable year, a U.S. holder will be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.
The Company will be a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (1) at least 75% of the gross income is “passive income” or (2) at least 50% of the average quarterly value of the total gross assets (which would generally be measured by fair market value of its assets, and for which purpose the total value of its assets may be determined in part by the market value of the ADSs and its ordinary shares, which are subject to change) is attributable to assets that produce “passive income” or are held for the production of “passive income.”
Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ordinary shares or ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. The determination of whether the Company is a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. If the Company is a PFIC in any taxable year during which a U.S. holder owns its ordinary shares or ADSs, such U.S. holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.
The market value of the assets may be determined in large part by reference to the market price of the ADSs and its ordinary shares. Therefore, fluctuations in the market price of the ordinary shares or ADSs may result in the Company being a PFIC for any taxable year. Whether the Company is a PFIC for any taxable year will depend on income, assets, activities and market capitalization in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that the Company will not be a PFIC in any taxable year. the Company does not believe it was characterized as a PFIC in its taxable year ended December 31, 2021. However, there can be no assurance that the Company will not be a PFIC in the current year or for any future taxable year. Its U.S. counsel expresses no opinion regarding its conclusions or its expectations regarding its PFIC status.
If the Company is a PFIC in any year with respect to which a U.S. holder owns its ordinary shares or ADSs, the Company will continue to be treated as a PFIC with respect to such U.S. holder in all succeeding years during which the U.S. holder owns the ordinary shares or ADSs, regardless of whether the Company continue to meet the tests described above unless the Company ceases to be a PFIC and the U.S. holder has made a “deemed sale” election under the PFIC rules or is eligible to make and makes a mark-to-market election (as described below), with respect to all taxable years during such U.S. holder’s holding period in which the Company is a PFIC. If the “deemed sale” election is made, a U.S. holder will be deemed to have sold the ordinary shares or ADSs the U.S. holder holds at their fair market value as of the date of such deemed sale and any gain from such deemed sale would be subject to the rules described below. After the deemed sale election, so long as the Company does not become a PFIC in a subsequent taxable year, the U.S. holder’s ordinary shares or ADSs with respect to which such election was made will not be treated as shares in a PFIC and the U.S. holder will not be subject to the rules described below with respect to any “excess distribution” the U.S. holder receives from the Company or any gain from an actual sale or other disposition of the ordinary shares or ADSs. U.S. holders should consult their tax advisors as to the possibility and consequences of making a deemed sale election if such election becomes available.
If the Company is a PFIC, and you are a U.S. holder that does not make one of the elections described above (and below in further detail), a special tax regime will apply to both (a) any “excess distribution” by the Company to you (generally, your ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by you in the shorter of the three preceding years or your holding period for its ordinary shares or ADSs) and (b) any gain realized on the sale or other disposition of its ordinary shares or ADSs. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over your holding period for the ordinary shares or ADSs, (b) the amount deemed realized in each year had been subject to tax in each year of that holding period at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before the Company became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to qualified dividends discussed above under “Distributions.”
Certain elections may alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the ordinary shares or ADSs. If a U.S. holder makes a mark-to-market election, the U.S. holder generally will recognize as ordinary income any excess of the fair market value of the ordinary shares or ADSs at the end of each taxable year over their adjusted tax basis, and will recognize an ordinary loss in respect of any excess of the adjusted tax basis of the ordinary shares or ADSs over their fair market value at the end of the taxable year (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). If a U.S. holder makes the election, the U.S. holder’s tax basis in the ordinary shares or ADSs will be adjusted to reflect these income or loss amounts. Any gain recognized on the sale or other disposition of the ordinary shares or ADSs in a year in which the Company is a PFIC will be treated as ordinary income and any loss will be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election). The mark-to-market election is available only if the Company is a PFIC and its ordinary shares or ADSs are “regularly traded” on a “qualified exchange.” Its ordinary shares or ADSs will be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of its ordinary shares or ADSs are traded on a qualified exchange on at least 15 days during each calendar quarter (subject to the rule that trades that have as one of their principal purposes the meeting of the trading requirement are disregarded). The Nasdaq Global Select Market is a qualified exchange for this purpose and, consequently, if the ADSs are regularly traded, the mark-to-market election will be available to a U.S. holder. It should be noted that only the ADSs and not its ordinary shares are listed on the Nasdaq Global Select Market. Consequently, its ordinary shares may not be marketable if Euronext Paris (where its ordinary shares are listed) does not meet the applicable requirements. U.S. holders should consult their tax advisors regarding the availability of the mark-to-market election for ordinary shares that are not represented by ADSs.
However, a mark-to-market election generally cannot be made for equity interests in any lower-tier PFICs that the Company owns, unless shares of such lower-tier PFIC are themselves “marketable.” As a result, even if a U.S. holder validly makes a mark-to-market election with respect to its ordinary shares or ADSs, the U.S. holder may continue to be subject to the PFIC rules (described above) with respect to its indirect interest in any of its investments that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. U.S. holders should consult their tax advisors as to the availability and desirability of a mark-to-market election, as well as the impact of such election on interests in any lower-tier PFICs.
The Company does not currently intend to provide the information necessary for U.S. holders to make a “qualified electing fund election” if the Company is treated as a PFIC for any taxable year. U.S. holders should consult their tax advisors to determine whether this election would be available and if so, what the consequences of the alternative treatments would be in their particular circumstances.
If the Company is a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of its subsidiaries that also may be PFICs. U.S. holders should consult their tax advisors regarding the application of the PFIC rules to the Company's subsidiaries.
If a U.S. holder owns its ordinary shares or ADSs during any taxable year in which the Company is a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the Company, generally with the U.S. holder’s federal income tax return for that year. If the Company is a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.
The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisors with respect to the acquisition, ownership and disposition of the ordinary shares or ADSs, the consequences to them of an investment in a PFIC, any elections available with respect to the ordinary shares or ADSs and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the ordinary shares or ADSs.
Backup Withholding and Information Reporting. U.S. holders generally will be subject to information reporting requirements with respect to dividends on the ordinary shares or ADSs and on the proceeds from the sale, exchange or disposition of the ordinary shares or ADSs that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
Foreign Asset Reporting. Certain individual U.S. holders are required to report information relating to an interest in the ordinary shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ordinary shares or ADSs.
THE DISCUSSION ABOVE IS A SUMMARY OF THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE ORDINARY SHARES OR ADSs AND IS BASED UPON LAWS AND RELEVANT INTERPRETATIONS THEREOF IN EFFECT AS OF THE DATE OF THIS ANNUAL REPORT, ALL OF WHICH ARE SUBJECT TO CHANGE, POSSIBLY WITH RETROACTIVE EFFECT. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN THE ORDINARY SHARES OR ADSs IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.
Material French Tax Considerations
The following describes the material French income tax consequences to U.S. holders of purchasing, owning and disposing of the ADSs.
This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of the ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.
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
Tax on Sale or other Disposals
As a matter of principles, under French tax law, subject to limited exemptions, a U.S. holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by Innate of ordinary shares or ADSs, provided such U.S. holder is not a French tax resident for French tax purposes and has not held more than 25% of the dividend rights, known as “droits aux benefices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives (as an exception, a U.S. holder resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the French tax code (Code général des impôts, the “FTC”) should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds unless it provides evidence that the operations to which these profits correspond have a primary purpose and eﬀect other than enabling their location in such non-cooperative States or territories).
Under application of the Treaty, a U.S. holder who is a U.S. resident for purposes of the Treaty and entitled to Treaty benefits will not be subject to French tax on such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. holder has in France. U.S. holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for Treaty purposes are advised to consult their own tax advisor regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances. A U.S. holder that is not a U.S. resident for Treaty purposes or is not entitled to Treaty benefits (and in both cases is not resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC) and has held more than 25% of the dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France (i) at the rate of 12.8% for individuals, and (ii) a rate corresponding to the standard corporate income tax rate set forth in Article 219-I of the FTC for legal persons. Special rules apply to U.S. holders who are residents of more than one country.
Financial Transactions Tax and Registration Duties
Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the AMF are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year, within the meaning of Article 235 ter ZD of the FTC, is published annually by the French tax authorities in their official guidelines. As at 1 December 2021, the market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-29/12/2021.
Moreover, Nasdaq Global Select Market, on which ADSs are listed, is not currently acknowledged by the AMF but this may change in the future.
As a consequence, neither the ADSs nor the ordinary shares are currently within the scope of the French tax on financial transactions.
Purchases of the ADSs may be subject to such tax in the future provided that the market capitalization exceeds 1 billion euros in the year preceding the taxation year and that the Nasdaq Global Select Market is acknowledged by the French AMF.
In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the French monetary code (Code monétaire et financier) are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France. As ordinary shares of the company are listed on Euronext Paris, which is an organized market within the meaning of the French monetary code, their transfer should be subject to uncapped registration duties at the rate of 0.1% subject to the existence of a written statement (“acte”), and provided that Article 235 ter ZD of the FTC is not applicable. There is however no case law or official guidelines published by the French tax authorities on this point with respect to transfers of ADSs.
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of (i) 25% for fiscal years beginning on or after January 1st, 2022, for payment benefiting legal persons which are not French tax residents, and (ii) 12.8% for payment benefiting individuals who are not French tax residents. Dividends paid by a French corporation in certain non-cooperative States or territories, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the Treaty who are U.S. residents, as defined pursuant to the provisions of the Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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
Otherwise, dividends paid to a U.S. holder, if such U.S. holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in certain non-cooperative States or territories (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 before December 31 of the second calendar year following the year during which the dividend is paid. Certain qualifying pension funds and certain other tax-exempt entities are subject to the same general filing requirements as other U.S. holders except that they may have to supply additional documentation evidencing their entitlement to these benefits.
Form 5000 and Form 5001, together with instructions, will be provided by the depositary to all U.S. holders registered with the depositary. The depositary will arrange for the filing with the French tax authorities of all such forms properly completed and executed by U.S. holders of ordinary shares or ADSs and returned to the depositary in sufficient time so that they may be filed with the French tax authorities before the distribution in order to immediately obtain a reduced withholding tax rate. Otherwise, the depositary must withhold tax at the full rate of 25% or 75% as applicable. In that case, the U.S. holders may claim a refund from the French tax authorities of the excess withholding tax.
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

Broadly, subject to provisions of double tax treaties and to certain exceptions, individuals who are not residents of France for tax purposes within the meaning of Article 4 B of the FTC, are subject to real estate wealth tax (impôt sur la fortune immobilière) in France in respect of the portion of the value of their shares of the company representing real estate assets (Article 965, 2° of the FTC). Some exceptions are provided by the FTC. For instance, any participations representing less than 10% of the share capital of an operational company and shares representing real estate for the professional use of the company considered shall not fall within the scope of the French real estate wealth tax (impôt sur la fortune immobilière).
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
F.Dividends and Paying Agents.
Not applicable.
G.Statement by Experts.
Not applicable.
H.Documents on Display.
The Company is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, the Company will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.
The Company maintains a corporate website at www.innate-pharma.com. The Company intends to post its Annual Report on Form 20-F on its website promptly following it being filed with the SEC. Information contained on, or that can be accessed through, its website does not constitute a part of this Annual Report. The Company has included its website address in this Annual Report solely as an inactive textual reference.
The Securities and Exchange Commission maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as us, that file electronically with the SEC.

With respect to references made in this Annual Report to any contract or other document of the Company, such references are not necessarily complete and you should refer to the exhibits attached or incorporated by reference to this Annual Report for copies of the actual contract or document.
I.Subsidiary Information.
Not required.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
The Company's activities are exposed to liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.
Liquidity risk
The Company does not believe that it is exposed to short-term liquidity risk, considering its cash and cash equivalents and short-term investments of €119.8 million as of December 31, 2021, which consist primarily of cash and money market funds and term deposits that are convertible into cash immediately without penalty.
Foreign currency exchange rate risk
The Company is exposed to foreign exchange risk inherent in certain subcontracting activities related to its operations in the United States, which are invoiced in U.S. dollars. The Company does not currently have material recurring revenues in euro, dollars or in any other currency. As the Company further increases its business, particularly in the United States, the Company expects to face greater exposure to exchange rate risk.
Innate's revenue denominated in U.S. dollars has represented approximately 100%, 88% and 78% of revenue in the years ended December 31, 2019, 2020 and 2021, respectively. Payments in U.S. dollars represented approximately 64%, 48%, and 50% of the payments in the years ended December 31, 2019, 2020 and 2021, respectively. In order to cover this foreign currency exchange rate risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and September 2020. The Company kept the entire U.S dollars portion of the proceeds received from its October 2019 global offering in U.S dollars. The Company does not use hedging instruments.
Interest rate risk
The Company has limited exposure to interest rate risk. Its exposure primarily relates to money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The Company does not have any credit facilities bearing variable interest rates. The repayment of the advances from BPI France and the borrowings subscribed in 2017 are not subject to interest rate risk. The effect of an increase or decrease in interest rates would have an immaterial effect on profit or loss.
Credit risk
The credit risk related to the cash equivalents, short-term investments and non-current financial assets is not significant in light of the quality of the issuers. The Company deemed that no instrument of its portfolio is exposed to credit risk.

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
The Company has appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement has been filed with the SEC under cover of a Registration Statement on Form F-6 (Registration No. 333-234063). You may obtain a copy of the deposit agreement from the SEC’s website at www.sec.gov.
Each ADS represents the right to receive, and to exercise the beneficial ownership interests in, one ordinary share that is on deposit with the depositary bank and/or custodian. An ADS also represents the right to receive, and to exercise the beneficial interests in, any other property received by the depositary bank or the custodian on behalf of the owner of the ADS but that has not been distributed to the owners of ADSs because of legal restrictions or practical considerations. The Company and the depositary bank may agree to change the ADS-to-Share ratio by amending the deposit agreement. This amendment may give rise to, or change, the depositary fees payable by ADS owners. The custodian, the depositary bank and their respective nominees will hold all deposited property for the benefit of the holders and beneficial owners of ADSs. The deposited property does not constitute the proprietary assets of the depositary bank, the custodian or their nominees. Beneficial ownership in the deposited property will under the terms of the deposit agreement be vested in the beneficial owners of the ADSs. The depositary bank, the custodian and their respective nominees are the record holders of the deposited property represented by the ADSs for the benefit of the holders and beneficial owners of the corresponding ADSs. A beneficial owner of ADSs may or may not be the holder of ADSs. Beneficial owners of ADSs are able to receive, and to exercise beneficial ownership interests in, the deposited property only through the registered holders of the ADSs, the registered holders of the ADSs (on behalf of the applicable ADS owners) only through the depositary bank, and the depositary bank (on behalf of the owners of the corresponding ADSs) directly, or indirectly, through the custodian or their respective nominees, in each case upon the terms of the deposit agreement.
If you are or become an owner of ADSs, you are or will become a party to the deposit agreement and therefore are or will be bound to its terms and to the terms of any ADR that represents your ADSs. The deposit agreement and the ADR specify the rights and obligations as well as your rights and obligations as owner of ADSs and those of the depositary bank. As an ADS holder you appoint the depositary bank to act on your behalf in certain circumstances. The deposit agreement and the ADRs are governed by New

York law. However, the obligations to the holders of ordinary shares will continue to be governed by the laws of France, which may be different from the laws in the United States.
In addition, applicable laws and regulations may require you to satisfy reporting requirements and obtain regulatory approvals in certain circumstances. You are solely responsible for complying with such reporting requirements and obtaining such approvals. Neither the depositary bank, the custodian, Innate or any of their or the respective agents or affiliates shall be required to take any actions whatsoever on your behalf to satisfy such reporting requirements or obtain such regulatory approvals under applicable laws and regulations.
Fees and Expenses
Pursuant to the terms of the amended and restated deposit agreement, the holders of the ADSs are required to pay the following fees to the depositary bank:

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
In the event of refusal to pay the depositary bank fees, the depositary bank may, under the terms of the deposit agreement, refuse the requested service until payment is received or may set off the amount of the depositary bank fees from any distribution to be made to the ADS holder. Note that the fees and charges you may be required to pay may vary over time and may be changed by Innate and by the depositary bank. You will receive prior notice of such changes. The depositary bank may reimburse Innate for certain expenses incurred by Innate Pharma in respect of the ADR program, by making available a portion of the ADS fees charged in respect of the ADR program or otherwise, upon such terms and conditions as the Company and the depositary bank agree from time to time.

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
Depositary Payments for 2021
From time to time, the depositary bank may make payments to Innate to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary bank may use brokers, dealers or other service providers that are affiliates of the depositary bank and that may earn or share fees or commissions. For the year ended December 31, 2021, Citibank, N.A., as depositary bank, had made reimbursements to Innate of €700.7 million ($772.8 million).
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
October 2019 Global Offering
In October 2019, the Company completed a global offering of an aggregate of 14,375,000 ordinary shares, including the full exercise of the underwriters’ option to purchase 1,875,000 additional ordinary shares. The October 2019 global offering consisted of a U.S. initial public offering of 8,047,227 ordinary shares in the form of American Depositary Shares, each representing one ordinary share, at an offering price of $5.50 per ADS and a concurrent private placement in Europe and other countries outside of the United States and Canada of 4,452,773 ordinary shares at an offering price of €4.97 per ordinary share for aggregate gross proceeds to Innate of approximately $79.1 million (€71.4 million). The net proceeds to us, after deducting underwriting discounts and commissions and offering expenses, were approximately €66.0 million. The offering commenced on October 17, 2019 and did not terminate before all of the securities registered in the registration statement were sold. The effective date of the registration statement, File No. 333-233865, for the October 2019 global offering was October 16, 2019.
Citigroup Global Markets Inc., SVB Leerink LLC and Evercore Group L.L.C. acted as representatives of the underwriters in the U.S. offering. Citigroup Global Markets Limited acted as a representative in the European private placement.

The net proceeds from the October 2019 global offering have been used, and are expected to continue to be used, as described in the final prospectus for the October 2019 global offering filed with the U.S. Securities and Exchange Commission on October 16, 2019.
None of the net proceeds of the October 2019 global offering were paid directly or indirectly to any director, officer, general partner of Innate Pharma or to their associates, persons owning ten percent or more of any class of the equity securities, or to any of the affiliates.
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
The management, with the participation of the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), after evaluating the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)), as of the end of the period covered by this Form 20-F, have concluded that, the disclosure controls and procedures were effective as of December 31, 2021.
Management’s Annual Report on Internal Control over Financial Reporting
The management is responsible for establishing and maintaining adequate internal control over financial reporting, as such terms is defined in Exchange Act Rule 13(a)-15(f). Under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer, management conducted an assessment of the internal control over financial reporting based on the framework in “Internal Control - Integrated Framework” (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on that assessment, management concluded that, as of December 31, 2021, the Company’s internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with International Financial Reporting Standards (IFRS) principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Remediation of Previously Identified Material Weakness in Internal Control over Financial Reporting
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.
Management identified one material weakness in the internal control over financial reporting in connection with the preparation of the financial results for the year ended December 31, 2020.
The material weakness was related to journal entries and significant unusual and complex transactions due to controls over payments which were implemented too late in the year, segregation of duties in the journal entry review process which was not sufficiently implemented, controls over completeness and accuracy of data used in complex calculations which were not operating effectively, in particular in the monalizumab revenue calculation, and controls over significant and complex transactions which were not operating at a sufficient level of precision due to insufficient personnel with an appropriate level of knowledge and training in internal control over the complex transactions.

In response to the identified material weakness, the Company took a number of actions to improve its internal control over financial reporting during the year ended December 31, 2021, including the following:
•The Company hired additional professionals, especially to enhance the span and the competence of its Finance department and strengthened the overall oversight and review procedures with regard to segregation of duties, financial processes and procedures and overall internal control framework and procedures. Two new positions were filled by experienced persons: one Senior Controller in the Financial Planning & Analysis team and (ii) one Coordinator involved in the Consolidation & External Reporting activities. Moreover, the Chief Financial Officer appointed in April 2021 has a broad experience in strongly controlled environments in various pharmaceutical companies, holding senior finance roles.
•The Company also reinforced controls over journal entries in order to cover (i) the risk of management override of controls and (ii) the risk of misappropriation of assets. The journal entries related processes now fully comply with the principles of segregation of duties and complement the controls over payments implemented in 2020;
•In order to improve the identification and the accounting treatment of the significant unusual and/or complex transactions, the Company designed and implemented additional controls. A documented review of any significant event and related impacts is now formalized through accounting memos supported by an appropriate level of involvement of external experts. Moreover, on the precise complex transaction surrounding the monalizumab revenue calculation, a control has been designed and implemented at the end of 2021, to cover the budget process with a specific focus on the completeness, the accuracy and the justification of data to be considered in the calculation.
All these improvements, especially those implemented at the end of 2021, shall be appropriately maintained. As a result of the remediation activities described above, as of December 31, 2021, management has concluded that the material weakness has been remediated.

Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of the registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.
Changes in Internal Control over Financial Reporting
Other than the remediation activities described above, there were no changes in the internal control over financial reporting during the year ended December 31, 2021 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Item 16. Reserved.
Not applicable.
Item 16A. Audit Committees Financial Expert.
Innate's Supervisory board has determined that Dr. Langlois is an audit committee financial expert as defined by SEC rules and regulations and each of the members of the board of directors has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market.

Dr. Langlois and Dr. Staatz-Granzer are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.
Item 16B. Code of Business Conduct and Ethics.
The Company has adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of its employees, executive officers and directors. A copy of the Code of Ethics is available on its website at www. investors.innate-pharma.com. The audit committee of its Supervisory board is responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. The Company expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.
Item 16C. Principal Accountant Fees and Services.
Deloitte & Associés, has served as the independent registered public accounting firm for 2020 and 2021. The accountants billed the following fees to Innate for professional services in each of those fiscal years, all of which were approved by the audit committee:

	Year ended December 31,
	2020	2021
(in thousands of euro)	Deloitte & Associés	Deloitte & Associés
Audit fees	684	702
Non-audit fees	115	78
Total	799	780

“Audit fees” are the aggregate fees billed for the audit of the annual financial statements. This category also includes services that Deloittes & Associés provides, such as consents and assistance with and review of documents filed with the SEC.
“Non-audit fees” are the aggregate fees billed for services related to the production of certification in the context of the declaration of expenses for the obtention of grants and the preparation of special reports relating to certain operations on the Company’s capital. There were no tax fees included in "non-audit fees" as of December 2020 and 2021, respectively.
Audit and Non-Audit Services Pre-Approval Policy
The audit committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the audit committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by the independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from Innate and the management. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval from the audit committee, it requires specific pre-approval by the audit committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the audit committee.
Pursuant to its pre-approval policy, the audit committee may delegate its authority to pre-approve services to the chairperson of the audit committee. The decisions of the chairperson to grant pre-approvals must be presented to the full audit committee at its next scheduled meeting. The audit committee may not delegate its responsibilities to pre-approve services to the management.

The audit committee has considered the non-audit services provided by Deloitte & Associés as described above and believes that they are compatible with maintaining Deloitte & Associés’s independence as the independent registered public accounting firm.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant.
Not applicable.
Item 16G. Corporate Governance.
As a French société anonyme, the Company is subject to various corporate governance requirements under French law. The Company is a “foreign private issuer” under the U.S. federal securities laws and the Nasdaq listing rules. The foreign private issuer exemption will permit Innate to follow home country corporate governance practices instead of certain Nasdaq listing requirements. A foreign private issuer that elects to follow a home country practice instead of Nasdaq listing requirements must submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.
The Company applies the AFEP/MEDEF code, which recommends that a majority of the members of the Supervisory Board be independent (as such term is defined under the code). Neither the corporate laws of France nor the bylaws requires that (i) each committee of the Supervisory Board have a formal written charter or (iii) the independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. The Company intends to follow French corporate governance practices in lieu of Nasdaq listing requirements for each of the foregoing.
These exemptions do not modify the independence requirements for the audit committee, since September 2020, the Company complies with the requirements of the Sarbanes-Oxley Act and the Nasdaq listing rules, which require that its audit committee be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the audit committee must have direct responsibility for the nomination, compensation and choice of the auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by the board of directors or the shareholders of the Company, the audit committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the audit committee may only have an advisory role and appointment of the statutory auditors, in particular, must be decided by the shareholders at the annual meeting.
In addition, Nasdaq rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s ordinary voting shares. The Company intends to follow its French home country practice, rather than complying with this Nasdaq rule. Consistent with French Law, its bylaws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting is reconvened where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
Item 16H. Mine Safety Disclosure.
Not applicable.
PART III
Item 17. Financial Statements.
See the financial statements beginning on page F-l of this Annual Report.
Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits.
The exhibits listed below are filed as exhibits to this Annual Report.
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1*	By-laws (status) of the registrant (English translation)
2.1	Form of Deposit Agreement	F-1	333-233865	4.1	10/04/19
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-233865	4.2	10/04/19
4.1†	Co-Development and License Agreement between Innate Pharma S.A. and MedImmune Limited, dated April 24, 2015, as amended to date.	F-1	333-233865	10.1	09/20/19
4.2†	Termination and Transition Agreement, between Innate Pharma SA. and MedImmune Limited, dated 30 June 2021, as amended to date
4.3†	Amendment and Restatement Agreement of the Collaboration and Option Agreement Relating to CD39, between Innate Pharma S.A. and MedImmune Limited, dated April 16, 2019.	F-1	333-233865	10.3	09/20/19
4.4†	Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S, dated March 28, 2006, as amended to date.	F-1	333-233865	10.4	09/20/19
4.5†	Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated June 9, 2008 (English translation).	F-1	333-233865	10.5	09/20/19

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
4.6†	Amendment to Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated September 29, 2016 (English translation).	F-1	333-233865	10.6	09/20/19
4.7†	Loan Agreement with Société Générale, dated December 22nd, 2021 (English translation)
4.8†	Loan Agreement with BNP Paribas, dated December 17th 2021 (English translation)
8.1	List of subsidiaries of the registrant	F-1	333-233865	21.1	09/20/19
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte & Associés
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
Date: April 4, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Innate Pharma
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Innate Pharma S.A. and subsidiaries (the "Company") as of December 31, 2021, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in shareholders' equity, for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
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
April 1, 2022

We have served as the Company's auditor since 2014.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2019	2020	2021
ASSETS
Non-current assets
Intangible assets	6	96,968	46,289	44,192
Property and equipment	7	11,672	11,694	10,174
Non-current financial assets	4	37,005	38,934	39,878
Other non-current assets		89	147	148
Trade receivables and others - non-current	5	16,737	29,821	29,821
Deferred tax assets	17	1,286	7,087	5,028
Total non-current assets		163,756	133,972	129,241
Current assets
Cash and cash equivalents	4	202,887	136,792	103,756
Short-term investments	4	15,978	14,845	16,080
Trade receivables and others - current	5	18,740	21,814	18,420
Total current assets		237,605	173,451	138,256
TOTAL ASSETS		401,361	307,423	267,496

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	11	3,941	3,950	3,978
Share premium	11	369,617	372,131	375,220
Retained earnings		(134,912)	(156,476)	(219,404)
Other reserves		(472)	355	456
Net income (loss)		(20,759)	(63,984)	(52,809)
Total shareholders’ equity		217,416	155,976	107,440
Non-current liabilities
Collaboration liabilities – non-current portion	13	—	44,854	32,997
Financial liabilities – non-current portion	9	16,593	16,945	13,503
Defined benefit obligations	10	3,760	4,177	2,975
Deferred revenue – non-current portion	13	40,342	32,674	25,413
Provisions – non-current portion	18	142	221	253
Deferred tax liabilities	17	1,286	7,087	5,028
Total non-current liabilities		62,123	105,959	80,169
Current liabilities
Trade payables and others	8	49,504	29,539	28,573
Collaboration liabilities – current portion	13	21,304	1,832	7,418
Financial liabilities – current portion	9	2,130	2,142	30,748
Deferred revenue – current portion	13	48,770	11,299	12,500
Provisions – current portion	18	114	676	647
Total current liabilities		121,822	45,488	79,886
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		401,361	307,423	267,496

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(amounts in thousands of euro, except share and per share data)

		Year ended December 31,
	Note	2019(1)	2020(1)	2021
Revenue and other income
Revenue from collaboration and licensing agreements	13	68,609	56,155	12,112
Government financing for research expenditures	13	16,840	13,618	12,591
Total revenue and other income		85,449	69,773	24,703
Operating expenses
Research and development expenses	14	(62,897)	(49,708)	(47,004)
General and administrative expenses	14	(20,977)	(18,986)	(25,524)
Total operating expenses		(83,874)	(68,694)	(72,528)
Operating income (loss)		1,575	1,079	(47,825)
Financial income	15	11,269	4,855	6,344
Financial expenses	15	(4,976)	(6,763)	(3,997)
Net financial income (loss)		6,293	(1,908)	2,347
Net income (loss) before tax		7,868	(829)	(45,478)
Income tax expense	16	—	—	—
Net income (loss) from continuing operations		7,868	(829)	(45,478)
Net income (loss) from discontinued operations	17	(28,627)	(63,155)	(7,331)
Net income (loss)		(20,759)	(63,984)	(52,809)
Basic income (loss) per share (€/share)	20	(0.31)	(0.81)	(0.66)
Diluted income (loss) per share (€/share)	20	(0.31)	(0.81)	(0.66)
- Basic income (loss) per share from continuing operations	20	0.12	(0.01)	(0.57)
- Diluted income (loss) per share from continuing operations	20	0.12	(0.01)	(0.57)
- Basic income (loss) per share from discontinued operations	20	(0.43)	(0.80)	(0.09)
- Diluted income (loss) per share from discontinued operations	20	(0.43)	(0.80)	(0.09)
(1)Items relating to the year ended December 31, 2019 and 2020 have been restated to reflect the impact of the classification of Lumoxiti's activities as discontinued operations in 2021. These items are presented in notes 2.w and 17.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euro)

(In thousands of euro)	Year Ended December 31,
	Note	2019	2020	2021
Net income (loss) for the period		(20,759)	(63,984)	(52,809)
Elements which will be reclassified in the consolidated statement of income (loss):
Change in fair value of short-term investments and non-current financial assets	4	—	—	—
Foreign currency translation gain (loss)		5	222	(483)
Items which will not be reclassified in the consolidated statement of income (loss):
Actuarial gains and (losses) related to defined benefit obligations	10	622	(200)	584
Other comprehensive income (loss)		627	22	101
Total comprehensive income (loss)		(20,132)	(63,962)	(52,708)

CONSOLIDATED STATEMENT OF CASH FLOWS
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2019	2020	2021

Net income (loss)		(20,759)	(63,984)	(52,809)
Reconciliation of the net income (loss) and the cash generated from (used for) the operating activities
Depreciation and amortization, net	6, 7	16,529	56,797	4,596
Employee benefits costs	10	685	216	437
Provisions for charges		(484)	604	4
Share-based compensation expense	14	3,826	2,475	2,617
Change in fair value of financial assets	4	(4,065)	577	(987)
Foreign exchange (gains) losses on financial assets	4	(280)	1,256	(1,136)
Change in accrued interests on financial assets	4	(237)	372	(55)
Gains (losses) on assets and other financial assets		(1,290)	(962)	(367)
Interest paid	16	204	341	312
Other profit or loss items with no cash effect		550	(254)	(1,185)
Operating cash flow before change in working capital		(5,321)	(2,562)	(48,573)
Change in working capital		40,246	(49,206)	(9,884)
Net cash generated from / (used in) operating activities		34,924	(51,767)	(58,457)
Acquisition of intangible assets	6.8	(64,130)	(10,375)	(401)
Acquisition of property and equipment, net	7.8	(1,271)	(907)	(929)
Purchase of non-current financial instruments	4	—	(3,000)	—
Disposal of property and equipment	4	—	9	7
Disposal of other assets		—	—	40
Acquisition of other assets		(10)	(59)	(1)
Disposal of current financial instruments	4	—	—	—
Disposal of non-current financial instruments	4	2,000	—	—
Interest received on financial assets		1,290	962	367
Net cash generated from / (used in) investing activities		(62,121)	(13,370)	(917)
Proceeds from the exercise / subscription of equity instruments		44	48	499
Increase in capital, net		66,006	—	—
Proceeds from borrowings	9	13,900	1,360	28,700
Repayment of borrowings	9	(1,982)	(2,245)	(2,069)
Net interest paid		(204)	(341)	(312)
Net cash generated from / (used in) financing activities		77,765	(1,177)	26,818
Effect of the exchange rate changes		5	219	(483)
Net increase / (decrease) in cash and cash equivalents		50,573	(66,096)	(33,037)
Cash and cash equivalents at the beginning of the year	4	152,314	202,887	136,792
Cash and cash equivalents at the end of the year	4	202,887	136,792	103,756

Change in working capital	Note	December 31, 2020	December 31, 2021	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	51,635	48,241	3,394
Trade payables and others (excluding payables related to capital expenditures)	8	(29,519)	(28,573)	(946)
Collaboration liabilities - current and non-current portion	13	(46,686)	(40,415)	(6,271)
Deferred revenue - current and non-current portion	13	(43,973)	(37,913)	(6,060)
Change in working capital		(68,543)	(58,660)	(9,884)

Change in working capital	Note	December 31, 2019	December 31, 2020	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	28,716	51,635	(22,919)
Trade payables and others (excluding payables related to capital expenditures)	8	(36,047)	(29,519)	(6,528)
Collaboration liabilities - current and non-current portion	13	(21,304)	(46,686)	25,382
Deferred revenue - current and non-current portion	13	(89,112)	(43,973)	(45,139)
Change in working capital		(117,747)	(68,543)	(49,206)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in thousands of euro, except share data)

	Note	Number of shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total Equity
December 31, 2018		63,939,586	3,197	299,932	(137,840)	(1,099)	3,049	167,240
Restatement related to the first application of IFRS 16		—	—	—	(121)	—	—	(121)
January 1, 2019 (after restatement) (1)		63,939,586	3,197	299,932	(137,961)	(1,099)	3,049	167,119
Net loss		—	—	—	—	—	(20,759)	(20,759)
Actuarial losses on defined benefit obligations		—	—	—	—	622	—	622
Foreign currency translation gain		—	—	—	—	5	—	5
Total comprehensive income (loss)		—	—	—	—	627	(20,759)	(20,132)
Allocation of prior period income		—	—	—	3,049	—	(3,049)	—
Exercise and subscription of equity instruments	11	511,035	26	20	—	—	—	46
Increase capital, net	11	14,375,000	719	65,839	—	—	—	66,558
Share-based payment	11,14	—	—	3,826	—	—	—	3,826
December 31, 2019		78,825,621	3,941	369,617	(134,912)	(472)	(20,759)	217,416
Net loss		—	—	—	—	—	(63,984)	(63,984)
Actuarial gains on defined benefit obligations		—	—	—	—	(200)	—	(200)
Foreign currency translation gain		—	—	—	(805)	1,027	—	222
Total comprehensive income (loss)		—	—	—	(805)	827	(63,984)	(63,962)
Allocation of prior period loss		—	—	—	(20,759)	—	20,759	—
Exercise and subscription of equity instruments		175,331	9	38	—	—	—	47
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	2,476				2,476
December 31, 2020		79,000,952	3,950	372,131	(156,476)	355	(63,984)	155,976
Net loss		—	—	—	—	—	(52,809)	(52,809)
Actuarial losses on defined benefit obligations		—	—	—	—	584	—	584
Foreign currency translation loss		—	—	—		(483)	—	(483)
Total comprehensive income (loss)		—	—	—	—	101	(52,809)	(52,708)
Impact of applying IFRIC agenda decision on IAS 19 (2)	10	—	—	—	1,054	—	—	1,054
Allocation of prior period loss		—	—	—	(63,984)	—	63,984	—
Exercise and subscription of equity instruments		555,770	28	471	—	—	—	499
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	2,617				2,617
December 31, 2021		79,556,722	3,978	375,220	(219,404)	456	(52,809)	107,440

(1)The consolidated financial statements as of and for the year ended December 31, 2019 reflect the impacts of the adoption of IFRS 16 that became applicable on January 1, 2019. The Company applied the modified retrospective transition method. As a consequence, the comparative consolidated financial information as of and for the year ended December 31, 2018 has not been restated. See Note 2.d for more details on the impact of the transition.
(2)This restatement represents the impact of the change in accounting method following the IFRIC (International Financial Reporting Interpretations Committee) opinion validated by the IAS Board in June 2021, according to which the method for measuring the obligations of certain retirement benefit plans must be modified. The details of this change in method are presented in note 10.

NOTES TO FINANCIAL STATEMENTS
Note 1:The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a clinical-stage biotechnology company specializing in immuno-oncology and dedicated to improving cancer treatment using antibodies innovative therapies exploiting the immune system. The Company's large antibody portfolio includes several potentially "first-in-class" clinical and preclinical candidates in cancers of high medical need.
The Company has extensive experience in research and development in immuno-oncology, having been pioneers in the understanding of natural killer cells, or NK cells and benefited from leading antibody engineering capabilities, biology, and later expanding its expertise in tumor antigens targeting. the Company has developed, internally and through its business development strategy, a broad and diversified portfolio including six clinical product candidates and a robust preclinical pipeline. The Company has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. The Company believes its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
From its inception, the Company has incurred losses due to its research and development (“R&D”) activity. The financial year ended December 31, 2021 generated a €52,809 thousand net loss. As of December 31, 2021, the shareholders’ equity amounted to €107,440 thousand. Subject to potential new milestone payments related to its collaboration agreements, the Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
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
As of December 31, 2021, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
Innate Inc.'s vocation is to market Innate Pharma's products in the United States, in particular Lumoxiti until the end of the transition plan period following the notification of return of the commercial rights of Lumoxiti to the United States and in Europe at AstraZeneca (see note 1.1 and 1.2)
This subsidiary is fully consolidated.
These activities can now be carried out following the merger by Innate Pharma S.A.

1.1.Significant contracts
The following paragraphs describe the key provisions of significant contracts.
a)Agreements related to monalizumab with Novo Nordisk A/S and with AstraZeneca
2014 Novo Nordisk A/S monalizumab agreement
On February 5, 2014, the Company acquired from Novo Nordisk A/S full development and commercialization rights to monalizumab. Novo Nordisk A/S received €2.0 million in cash and 600,000 ordinary shares at a price of €8.33 per share (€5.0 million). Novo Nordisk A/S is eligible to receive up to €20.0 million in potential regulatory milestones and single-digit tiered royalties on sales of monalizumab products. The agreement with Novo Nordisk A/S included a right to additional consideration in the event of an out-licensing agreement. Consequently, following the agreement signed with AstraZeneca in April 2015 (as described below), the Company paid to Novo Nordisk A/S additional consideration of €6.5 million (paid in April 2016). Following the exercise of the option by AstraZeneca in October 2018 (as described below), Novo Nordisk A/S became entitled to a second and final additional payment amounting to $15.0 million (€13.1 million) which was recognized as a liability as of December 31, 2018 and was paid in February 2019. There are no other potential additional milestones payments due to Novo Nordisk A/S. These amounts were added to the net book value of the intangible asset and are amortized according to the same amortization plan as the initial €7.0 million recognized in 2014. The net book value of the license amounted to €3.2 million as of December 31, 2021.
Refer to Notes 2.i, 2.j and 6 for accounting description.
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
In July 31, 2019, the Company notified AstraZeneca of its decision to co-fund a future monalizumab Phase 3 clinical development program.
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
In addition to the initial payment, the option exercise payment and the payment received for the inclusion of the first patient in the first Phase 3 trial, AstraZeneca is obligated to pay the Company up to $875 million in the aggregate upon the achievement of certain development and regulatory milestones ($450 million) and commercialization milestones ($425 million). The Company is eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The Company is required for a defined period of time to co-fund 30% of the Phase 3 clinical trials of licensed products, subject to an aggregate cap, in order to receive 50% of the profits in Europe.
Refer to Notes 2.a, 2.q and 13.a for accounting description.
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
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. The FDA has effectively transferred the BLA to AstraZeneca on February 8, 2022. AstraZeneca has reimbursed Innate Pharma for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate will pay $6.2 million to AstraZeneca (€5.5 million as of December 31, 2021) on April 30, 2022.
Following the termination and transition agreement signed in 2021, Lumoxiti activities are presented as discontinued operations as of December 31, 2021.
Refer to Notes 2.w and 17 for accounting description.

c)Agreement related to IPH5201 with AstraZeneca
In October 2018, the Company signed a collaboration and option agreement with AstraZeneca for co-development and co-commercialization of IPH5201. Under the agreement, AstraZeneca paid the Company a $50.0 million upfront payment ($26.0 million paid in October 2018 and $24.0 million paid in January 2019), and a milestone payment of $5.0 million paid in June 2020 following the assay of the first patient in the first Phase 1 trial evaluating IPH5201, in March 2020. AstraZeneca is obligated to pay the Company up to an aggregate of $5.0 million upon the achievement of certain development milestones. Upon exercise of its option under the agreement, AstraZeneca is committed to pay an option exercise fee of $25.0 million and up to $800.0 million in the aggregate upon the achievement of certain development and regulatory milestones ($300 million) and commercialization milestones ($500 million). The arrangement also provides for a 50% profit share in Europe if the Company opts into certain co-promoting and late stage co-funding obligations. In addition, the Company would be eligible to receive tiered royalties ranging from a high-single digit to mid-teen percentage on net sales of IPH5201, or from a mid-single digit to low-double digit percentage on net sales of other types of licensed products, outside of Europe. The royalties payable to the Company under the agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection. As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. The Company was reimbursed by AstraZeneca for certain research and development expenses related to IPH5201 for the year ended December 31, 2021. The Company has the option to co-fund 30% of the shared development expenses related to the Phase 3 clinical trials in order to acquire co-promotion rights and to share in 50% of the profits and losses of licensed products in Europe. If the Company does not opt into the co-funding obligations, among other things, its right to share in 50% of the profits and losses in Europe and right to co-promote in certain European countries will terminate and will be replaced by rights to receive royalties on net sales at the rates applicable to outside of Europe. Additionally, certain milestone payments that may be payable to the Company would be materially reduced.
Refer to Notes 2.q and 13.b for accounting description.
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
Refer to Notes 2.q and 13.c for accounting description.

e)Agreements related to avdoralimab with Novo Nordisk and with AstraZeneca
2017 avdoralimab in-licensing agreement with Novo Nordisk A/S
In July 2017, the Company signed an exclusive license agreement with Novo Nordisk A/S relating to avdoralimab. Under the agreement, Novo Nordisk A/S granted the Company a worldwide, exclusive license to develop, manufacture and commercialize pharmaceutical products that contain or comprise an anti-C5aR antibody, including avdoralimab. The Company made an upfront payment of €40.0 million, €37.2 million of which was contributed in new shares and €2.8 million of which in cash. In 2020, the Company made an additional payment of €1.0 million to Novo Nordisk A/S following the launch of the first Phase 2 trial of avdoralimab. The Company is obligated to pay up to an aggregate of €369.0 million upon the achievement of development, regulatory and sales milestones and tiered royalties ranging from a low double-digit to low-teen percentage of net sales.
Refer to Notes 2.g, 2.i and 6 for accounting description.
2018 avdoralimab AstraZeneca agreement
On January 1, 2020, the Company entered into a clinical trial collaboration agreement with AstraZeneca to sponsor a Phase 1/2 clinical trial (STELLAR-001) to evaluate the safety and efficacy of durvalumab, an anti-PD-L1 immune checkpoint inhibitor, in combination with avdoralimab, as a treatment for patients with select solid tumors. The Company is the sponsor of the trial and the costs are equally shared between the two partners. This collaboration is a non-exclusive agreement and does not include any licensing rights on avdoralimab to AstraZeneca. In the first half of 2020, and based on data from cohort extensions in the first two cohorts, the Company decided to stop recruiting in the STELLAR-001 trial.

Refer to Notes 2.s and 13.d for accounting description.
1.2.Key events
a)Key events for the year ended December 31, 2021
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. The FDA has effectively transferred the BLA to AstraZeneca on February 8, 2022. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. As of December 31, 2020, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate will pay $6.2 million to AstraZeneca (€5.5 million as of December 31, 2021) on April 30, 2022. This amount was booked as trade payables and others as of December 31, 2021.
On July 6, 2021, the Company announced that FORCE (FOR COVID-19 Elimination), the investigator-sponsored, Phase 2 clinical trial evaluating the safety and efficacy of avdoralimab, in COVID-19 patients with severe pneumonia, did not meet its primary endpoints in all three cohorts of the trial. These results reflect the technical and commercial failure of the project. Consequently, the Company considers as of December 31, 2021 that all installments of the refundable advance received and remaining to be received as of December 31, 2021 in the amount of €1,988 thousand as non-refundable in accordance with the terms of the agreement, in light of the technical and commercial failure of the project. This amount has been treated as government grant revenue as of December 31, 2021. As a reminder, this payment was received by the Company following the financing contract signed in August 2020 with BPI. This financing contract was signed as part of the program set up by the French government to help and develop a therapeutic solution with preventive or curative aim against COVID-19.
On July 19, 2021, following the conversion of 85 "2016 free preferred shares" into 11,050 Company ordinary shares and the exercise of 30,000 "2011 BSAAR", the Executive Board carried out a capital increase of €2,052.50 and a increase in share premium of €59,700 that can be broken as follow : (i) a creation of 11,050 ordinary shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, and (ii) a creation of 30,000 ordinary shares, with a nominal value of €0.05 and an issue price of €2.04 per share.
On July 22, 2021, subsequent to the definitive acquisitions 48,362 free shares granted on July 13, 2020, under the “AGA Bonus Management 2020-1” plan and the exercise of 4,440 “2011 BSA" , the Executive Board carried out a capital increase of €2,640.10 and an increase in share premium of €7,636.80, that can be broken down as follows: (i) a creation of 48,362 ordinary shares, with a nominal value of €0.05 issued free of charge by deduction from the issue premium, and (ii) a creation of 4,440 ordinary shares, with a nominal value of €0.05, for an issue price of €1.77 per share.
On July 21, 2021, the Executive Board granted 125,748 free shares to members of the management (“AGA Bonus Management 2021-1”).
On October 1 2021, the Executive Board granted 1,066,600 free performances shares to employees of the Company (“AGA Perf Employees 2021-1”), and 610,000 free performances shares to members of the management (“AGA Perf Management 2021-1”).
On December 16, 2021, the Company announced that the first patient was dosed in a Phase 1 clinical trial launched by Sanofi in humans with IPH6101/SAR443579 in relapsed or refractory AML. This trial triggered a milestone payments from Sanofi to Innate, planned in the research collaboration between the two companies.
On January 3, 2022, the Executive Board carried out for the second half of 2021 a capital increase of €23,500.15 and an increase in share premium of €419,500 following (i) the conversion of 282 "2016 free preferred shares" into 36,660 Company ordinary shares, (ii) the definitive acquisition of 103,125 "AGA Perf Employees 2018-1" and 110,000 "AGA Perf Management 2018-1", (iii) the exercise of 12,500 "2011-2 BSA", and (iv) the exercise of 200,000 "2011 BSAAR". The capital increase carried out can be broken as follow : (i) a creation of 36,660 ordinary shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, (ii) a creation of 249,785 ordinary shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, (iii) a creation of 12,500 ordinary shares, with a nominal value of €0.05 and an issue price of €1.77 per share, and (iv) a creation of 200,000 ordinary shares, with a nominal value of €0.05 and an issue price of €2.04 per share.
On January 5, 2022, the Company announced that it had obtained a non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0 million). euros) and BNP Paribas (8.7 million euros). The funds related to these two PGEs were collected by the Company on December 27 and 30, 2021 respectively

2)Accounting policies and statement of compliance
a)Basis of preparation
Consolidated financial statements of the Company for the years ended December 31, 2019, 2020 and 2021 (the “Consolidated Financial Statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development phase.
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
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on March 23, 2022. They will be approved by the General Meeting of the Company on May 20, 2022, which has the right to modify them.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company for the years ended December 31, 2019, 2020 and 2021 are also prepared in accordance with IFRS, as adopted by the European Union (EU). For the years ended December 31, 2019, 2020 and 2021, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
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
•Annual improvements of the cycle 2015-2017 (amendments to IAS 12, IAS 23, IFRS 3 and IFRS 11).
Those standards and interpretations have no impact on the Consolidated Financial statements, except as noted below following IFRS 16 application.
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
Application of the following new and amended standards is mandatory for the first time for the financial period beginning on January 1, 2021 and, as such, they have been adopted by the Company:
•Amendments to IFRS 16 : Covid-19-Related Rent Concessions, published on May 22, 2020.
•Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 : Interest Rate Benchmark Reform — Phase 2, published on September 26, 2019.
•IFRS IC opinion (IFRS / IAS Standards Interpretation Committee) addressed to the IASB in May 2021 and validated in June 2021 proposing to modify the way in which the commitments relating to certain defined benefit plans including an obligation of attendance at the retirement, a ceiling on rights from a certain number of years of seniority and depending on the seniority of the employee on the date of retirement. The changes in the calculation method presented in this opinion have been adopted by the Company from the financial year ended beginning on January

1, 2021 in the assessment of its commitments relating to retirement benefits. The details relating to this change in calculation method are presented in note 10) "Employee benefits"
Those standards and interpretations have no impact on the Consolidated Financial statements, except as noted below following IFRS IC opinion addressed to IASB and validated in June 2021.
The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2021 or have not yet been adopted by the European Union, and have not been applied early:
•Amendment to IFRS 3 "Update of a reference to the conceptual framework"
•Amendment to IAS16 "Products generated before their intended use"
•Amendment to IAS37 "Onerous contracts - Costs of performing a contract"
•Amendment to IAS1 "Classification of current or non-current liabilities"
The accounting rules and valuation principles used for the financial statements at December 31, 2021 are identical to those used for the previous comparative year.
d)Adoption of IFRS 16 in 2019
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
e)Change in accounting policies
Except for the adoption of IFRS 16 as of January, 2019 (see note 2.d above) and impact of IFRS IC opinion on certain defined benefit plans validated by the IASB as of January, 2021 (see details in note 10), there has been no change in accounting policies for any of the years presented.

f)Translation of transactions denominated in foreign currency
Pursuant to IAS 21 The effects of changes in foreign exchange rates, transactions performed by consolidated entities in currencies other than their functional currency are translated at the prevailing exchange rate on the transaction date.
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
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	December 31, 2019		December 31, 2020		December 31, 2021
€1 EQUALS TO	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE
USD	1.1195	1.1234	1.1422	1.2271	1.1827	1.1326
g)Consolidation method
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

h)Financial instruments
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
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company did not hold this type of instrument as of January 1, 2021 or as of December 31, 2021.
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
i)Intangible assets
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
Estimate of the useful life of the acquired licenses: intangible assets are amortized on a straight line basis over their anticipated useful life. The estimated useful life is the period over which the asset provides future economic benefits. It is estimated by management and is regularly revised by taking into consideration the period of development over which it expects to receive economic benefits such as collaboration revenues, royalties, product of sales, etc. However, given the uncertainty surrounding the duration of the R&D activities for the programs in development and their likelihood to generate future economic benefits to the Company, the estimated useful life of the rights related to these programs is rarely longer than the actual development phase of the product candidate. When a program is in commercialization phases, the useful life takes into account the protection of the exclusivity rights and the anticipated period of commercialization without taking into account any extension or additional patents. The prospective amendment of the amortization plan of the monalizumab intangible asset, which is modified according to the estimate ending date of the Phase 2 clinical trial is described in Note 6.
Other intangible assets
Other intangible assets consist of acquired software. Costs related to the acquisition of software licenses are recognized as assets based on the costs incurred to acquire and set up the related software. Software is amortized using the straight-line method over a period of one to three years depending on the anticipated period of use.
j)Property and equipment
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

k)Impairment of intangible assets, property, and equipment
The Group assesses at the end of each reporting period whether there is an indication that intangible assets, property and equipment may be impaired. If any indication exists, the Group estimates the recoverable amount of the related asset.
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
The Group does not have any intangible assets with an indefinite useful life. However, as explained in Note 2.i, the Group recognized intangible assets in progress, which will be amortized once marketing authorization is received.
l)Employee benefits
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
m)Leases
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
n)Provisions and contingent liabilities
In the course of its business, the Company could be exposed to certain risks and litigations, notably in relation to contractual arrangements. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that the Company is subject to a release of outflow representatives of economic benefits to settle the obligation and a reliable estimate of the amount of the obligation can be made. Management of the Company estimates the probability and the expected amount of a cash outflow associated with risks, together with the other information to be provided on possible liabilities. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is certain.
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
o)Capital
Ordinary shares are classified in shareholders’ equity. Costs associated with the issuance of new shares are directly accounted for in shareholders’ equity in diminution of issuance premium.
The Company’s own shares bought in the context of a brokering/liquidity agreement are presented as a reduction in shareholders’ equity until their cancellation, their reissuance or their disposal.

p)Share-based compensation
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
q)Revenue
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

Sales
Revenues from sales of pharmaceutical products are presented in Revenue in the group's income statement. The sales recorded as revenue related exclusively to sales of Lumoxiti products following the end of the transition period with AstraZeneca which took place on September 30, 2020. Lumoxiti operations are presented in the consolidated statements of income (loss) and notes as discontinued operations.
See notes 2.w and 17 for description of discontinued operations.

r)Government financing for research expenditures
Research tax credit
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
The Company received the reimbursements of the Research Tax Credits for the year 2017 and 2018, during the year 2018 and 2019 respectively. These reimbursements were made under the European Community tax rules for small and medium sized enterprises (“SME”) in compliance with the applicable regulations in effect. Only companies that meet the definition of SME according to European Union criteria are eligible for early reimbursement of their CIR. Management ensured that the Company was a SME according to European Union criteria as of December 31, 2017 and 2018, and can therefore benefit from this early reimbursement. As of December 31, 2019, the Company no longer met the eligibility criteria for this status (criteria not met as of December 31, 2018 and 2019). Thus, the CIR for the years 2019 and 2020 represent a receivable against the French Treasury which will in principle be offset against the French corporate income tax due by the company with respect to the three following years. The remaining portion of tax credit not being offset upon expiry of such a period may then be refunded to the Company.
For the 2020 and 2021 financial year, the Company again met the criteria meeting the definition of an SME according to the criteria of the European Union. As a result, the Company is eligible for the early repayment by the French treasury of the 2021 Research Tax Credit during the fiscal year 2022.
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

s)Income tax
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
t)Earnings (loss) per share
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
u)Other comprehensive income
Items of income and expenses for the period that are recognized directly in equity are presented under “other comprehensive income.” The items mainly include :
•Foreign currency translation gain (loss); and
•Actuarial gains and (losses) related to defined benefit obligations.
v)Segment information
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
In 2019 revenue was entirely generated by one customer (AstraZeneca). In 2020 and 2021, revenue consisted of revenue from collaboration agreements with AstraZeneca and Sanofi as well as sales of Lumoxiti in the U.S. Lumoxiti sales are also now included in the consolidated statement of income (loss) in the line "net income (loss) from discontinued operations" following the signing of the termination and transition agreement with AstraZeneca in 2021 (see notes 1.1, 2.w and 17).
w)Non-current assets held for sale and discontinued operations
A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale. Intercompany transactions between continuing and discontinued operations are eliminated against discontinuing operations. Non-current assets and disposal groups are classified as assets held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated. The prior-year consolidated balance sheet is not restated.
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Consecutively, the activities related to Lumoxiti are presented as a discontinued operation as of October 1, 2021.
Consequently, in accordance with IFRS5 "non-current assets held for sale and discontinued operations", the Lumoxiti operations are presented in the consolidated statement of income (loss) and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year. The 2019 and 2020 comparatives have been restated compared to previous publications (where applicable), in accordance with the same standard.
x)Critical accounting estimates and assumptions
The preparation of the consolidated financial statements under IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, income and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company’s actual results may differ from these estimates under different assumptions or conditions.
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
Liquidity risk
The Company’s cash management is performed by the Finance department, in charge of monitoring the day-to-day financing and the short-term forecast and enabling the Company to face its financial commitments by maintaining an amount of available cash consistent with the maturities of its liabilities. As of December 31, 2021, cash, cash equivalents and short-term investments were €119,836 thousand, which represents more than a year of cash consumption.
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
The revenue denominated in U.S. dollars has represented approximately 100%, 88% and 78% of revenue in the years ended December 31, 2019, 2020 and 2021, respectively. Payments in U.S dollars represented approximately 64%, 48%, and 50% of the payments in the years ended December 31, 2019, 2020 and 2021, respectively. In order to cover this risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and December 2020. The Company entirely kept the U.S dollars portion of the proceeds received from our Global Offering in October 2019.
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
Fair value
The fair value of financial instruments traded on an active market is based on the market rate as of December 31, 2021. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.
4)Cash, cash equivalents and financial assets

	December 31
(in thousands of euro)	2019	2020	2021
Cash and cash equivalents	202,887	136,792	103,756
Short-term investments	15,978	14,845	16,080
Cash and cash equivalents and short-term investments	218,865	151,637	119,836
Non-current financial assets	37,005	38,934	39,878
Total cash, cash equivalents and financial assets	255,869	190,570	159,714
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
As of December 31, 2019, 2020 and 2021 the amount of cash, cash equivalents and financials assets denominated in U.S. dollars amounted respectively to €97,688 thousand , €64,654 thousand and €47,164 thousand
The variation of short-term investments and non-current financial assets for the periods presented, are the following:

(in thousands of euro)	December 31, 2019	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2020
Short-term investments	15,978	—	—	123	—	(1,256)	14,845
Non-current financial assets	37,005	3,000	—	(700)	(372)	—	38,934
Total	52,983	3,000	—	(577)	(372)	(1,256)	53,779

(in thousands of euro)	December 31, 2020	Acquisitions	Disposals	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2021
Short-term investments	14,845	—	—	99	—	1,136	16,080
Non-current financial assets	38,934	—	—	888	55	—	39,878
Total	53,779	—	—	987	55	1,136	55,958
5)Trade receivables and others
Trade receivables and others are analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2019	2020	2021
Other receivables	544	741	814
Accrued receivables excluding rebates related to capital expenditures	691	—	—
Research tax credit(1)	—	—	10,310
Other tax credits	333	333	333
Prepaid expenses	5,403	6,833	2,582
VAT refund	1,995	2,208	1,170
Trade account receivables (2)	2,816	10,585	846
Prepayments made to suppliers	197	1,114	2,364
Refund to be received	—	—	—
Rebate related to capital expenditures(3)	6,762	—	—
Receivables and others - current	18,741	21,815	18,420
Research tax credit(1)	16,737	29,821	29,821
Receivables and others - non-current	16,737	29,821	29,821
Trade receivables and others - excluding rebate related to capital expenditures	28,716	51,635	48,241
_________________
(1)In accordance with the principles described in Note 2.u, the research tax credit (Crédit d’Impôt Recherche or “CIR”) is recognized as other operating income in the year to which the eligible research expenditure relates. The CIR for the tax years 2019 and 2020 and 2021 amounted respectively to €16,737 thousands, €13,084 thousand and €10,302 thousand . Following the fact that the Company no longer meets the eligibility criteria for the SME status as of December 31, 2019, the CIR for the tax years 2019 and 2020 will in principle be offset against the French corporate income tax due by the company with respect to the three following years, or refunded if necessary upon expiry of such a period. As of December 2021, the Company has ensured that the eligibility criteria for the SME status are met again as of December 31,2020 and 2021. As a result, the Company is eligible for the early repayment by the French treasury of the 2021 Research Tax Credit during the fiscal year 2022 for an amount of €10,302 thousand (see note 2.r).
(2)As of December 31, 2020, this amount included a receivable of €8,400 thousands (including €1,400 thousand of value added tax) linked to the collaboration and licensing agreement signed with Sanofi in January 2016. This receivable resulted from the decision taken by Sanofi to advance IPF6101/SAR443579 towards regulatory preclinical studies for the study of a new investigational drug. This payment was received by the Company in January 2021.
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
Intangible assets
Intangible assets can be broken down as follows:

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2019	44,184		345	40,000	84,529
Acquisitions	—		59	—	59
Additional considerations	27,020	(1)	—	—	27,020
Disposals	—		—	—	—
Transfers	—		(139)	—	(139)
Depreciation	(14,353)	(2)	(149)	—	(14,502)
December 31, 2019	56,851		116	40,000	96,968

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2020	56,851		116	40,000	96,968
Acquisitions	—		264	—	264
Additional considerations	3,685	(3)	—	—	3,685
Disposals	—		—	—	—
Depreciation	(10,904)	(4)	(195)	—	(11,099)
Impairment	(43,529)	(5)	—	—	(43,529)
Transfers	—		—	—	—
December 31, 2020	6,103		185	40,000	46,289

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2021	6,103		185	40,000	46,289
Acquisitions	—		13	—	13
Additional considerations	368	(6)	—	—	368
Disposals	—		(39)	—	(39)
Depreciation	(2,310)	(4)	(130)	—	(2,440)
Transfers	—		—	—	—
December 31, 2021	4,161		29	40,000	44,192

(1)This amount includes (i) an additional consideration of €7,000 thousand paid to Orega Biotech in June 2019 in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed in October 22, 2018 with AstraZeneca regarding IPH5201 (see Note 1.c), (ii) the decrease of the rebate granted by AstraZeneca in connection with the acquisition of Lumoxiti rights for an amount of €6,455 thousand (see Note 5 and (2) above ), and (iii) an additional consideration of €13,565 thousand paid to AstraZeneca in January 2020 following the submission to the European Medicines Agency (EMA) of the Marketing Authorization Application (MAA) relating to the commercialization of Lumoxiti in Europe (see Note 1.2).
(2)This amount includes the amortization of rights related to monalizumab (€4,792 thousand), IPH5201 (€6,831 thousand) and Lumoxiti (€2,730 thousand).
(3)This amount includes in particular: (i) an amount of 2,685 thousand euros for the two additional payments made to Orega Biotech in April 2020 (2,500 thousand euros) and June 2020 (185 thousand euros) relating to IPH5201 rights following the first patient dosed in Phase 1 clinical trial in Mars 2020 and (ii) an amount of €1,000 thousand paid in October 2020 to Novo Nordisk A / S following the launch of the first Phase 2 trial regarding avdoralimab.
(4)As of December 31, 2020, this amount included the amortization of rights relating to monalizumab (€2,844 thousand), IPH5201 (€4,314 thousand) and Lumoxiti (€3,746 thousand). The amortization relating to Lumoxiti rights related to the period prior to the decision to return the commercial rights to AstraZeneca. Impact of the decision on the book value of said rights is presented in note 6 below. As of December 31, 2021, the amount includes the amortization of rights relating to monalizumab (€1,942 thousand) and IPH5201 (€368 thousand).
(5)Following the Company's decision to return the commercial rights to Lumoxiti in the United States and in Europe at the end of November 2020, the rights relating to the intangible asset were fully impaired for the carrying amount of the intangible asset to the date of the decision, amounting to €43,529 thousand.
(6)This amount relates to an additional consideration paid to Orega Biotech in January 2022 following the arbitration decision rendered in December 2021 relating to the joint ownership of certain patents relating to IPH5201. This additional payment is fully amortized as of December 31, 2021.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
At the agreement inception, acquired rights were recorded as intangible asset for an amount of €7,000 thousand. The Company recorded an additional consideration of €6,325 thousand in 2015 and a final consideration of $15,000 thousand (€13,050 thousand) due in 2018 (see Note 1.1.a).
Since their acquisition by the Company, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase 2 trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of December 31, 2021 and estimated that it would be fully amortized by 2023, which is the same estimation as of December 31, 2020, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were €3,155 thousand and €5,097 thousand as of December 31, 2021 and December 31, 2020, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors. The undisclosed upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment, for a total of €1.8 million as of December 31, 2020. In June 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201. Under this agreement, the Company also paid in April and June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase 1 dosing relating to IPH5201.
This asset was amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expected to fulfill its commitment (end of fiscal year 2020). As a reminder, these collaboration commitments have all been fulfilled. Thus, the rights relating to IPH5201 are fully amortized since December 31, 2020.
Orega Biotech claimed joint ownership of certain patents relating to IPH5201. the Company and Orega Biotech have resolved these claims in an arbitration proceeding, which decision was rendered in December 2021. As a result of this decision, the Company will be required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201 Following this arbitration decision, the Company paid in January 2022 an additional amount of 0.4 million euros to Orega.

The Company may also be obligated to pay Orega Biotech up to €48,800 thousand upon the achievement of development and regulatory milestones.
Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S
At the agreement inception, an upfront payment of €40 million for acquired rights were recorded as intangible asset. As part of this agreement, an additional amount of €1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase 2 trial. As avdoralimab is still in clinical trial, the acquired rights are classified as intangible asset in progress. They were subject to annual impairment test. No impairment were recorded since inception. These acquired rights will be amortized when the Company obtains economic benefits.
According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of December 31, 2021, according to the uncertainty of these potential future payments, no liability was recognized.
Development costs incurred by the Company are recognized as research and development expenses.
The main assumptions used for the impairment test are the following:
•Cash flows are set on the basis of the development and commercialization plans and budgets approved by Management;
•A discount rate of 11%;
•A risk of development is taken into consideration by applying probabilities of success of reaching future phases of development to cash flows related to each development phases Those average probabilities of success of R&D projects are based on an article published in Nature Biotechnology;
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
Sensitivity testing regarding these following assumptions and other assumptions such as: discount rate (+1%), decrease in sales volume (- 25%) and growth rate at termination (-1%) were performed. These tests did not reveal any impairment.
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
Lumoxiti rights acquired from AstraZeneca under the 2018 AstraZeneca multi-term agreement
The license by which the Company acquired Lumoxiti rights was initially amortized on a straight-line basis through July 31, 2031, which corresponds to the expiration of the current composition of matter patent, not including any additional patent extensions or patents. The net book value of the Lumoxiti rights was €47,276 thousand as of December 31, 2019.
End of November 2020, the Company decided to return the marketing rights of Lumoxiti in the United States and in Europe. Following this decision, the Company applied IAS 36 "Impairment of assets" and assessed that there was an indication of impairment sufficiently significant to result in the full impairment of the intangible asset. This depreciation was recognized with regard to the estimate of the recoverable value of Lumoxiti's intangible assets, based on expected future cash flows, determined using the marketing plan and budget approved by management, and future expenses to be exposed in particular as part of the transition plan, which was under negotiation as of December 31, 2020. Thus, on the date of the decision to return the rights, the Lumoxiti rights were fully written down to their net book value as of October 31, 2020, i.e. €43,529 thousand.
As a reminder, as part of the communication of its 2020 consolidated financial statements, the Company had communicated on a contingent liability estimated at a maximum of $12.8 million related to the sharing of certain manufacturing costs. As part of the termination and transition agreement signed in 2021, Innate and AstraZeneca have agreed to share manufacturing costs, and Innate will pay $6.2 million on April 30, 2022 (see note 8 and 17).
7)Property and equipment

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which finance leases
December 31, 2018	3,795	6,101	320	10,216	4,923
Impact of 1st application of IFRS 16	1,028	69	—	1,097	1,097
January 1, 2019	4,823	6,170	320	11,313	6,020
Acquisitions	1,102	1,031	212	2,345	1,102
Disposals	(1)	(96)	—	(97)	—
Transfers	—	302	(163)	139	(852)
Depreciation	(568)	(1,460)	—	(2,028)	—
December 31, 2019	5,356	5,947	369	11,672	6,270

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
January 1, 2020	5,356	5,947	369	11,672	6,270
Acquisitions	1,152	944	132	2,228	1,195
Disposals	—	(9)	—	(9)	—
Transfers	—	134	(134)	—	(1,042)
Depreciation	(757)	(1,440)	—	(2,197)	—
December 31, 2020	5,751	5,576	367	11,694	6,423

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
January 1, 2021	5,751	5,576	367	11,694	6,423
Acquisitions	11	987		998	—
Disposals		(7)	—	(7)	—
Depreciation	(781)	(1,373)	—	(2,154)	—
Transfers		4	(361)	(357)	—
December 31, 2021	4,981	5,187	6	10,174	6,423
8)Trade payables and others
This line item is analyzed as follows:

	December 31,
(in thousands of euro)	2019	2020	2021
Suppliers (excluding payables related to capital expenditures)	27,936	20,730	14,729
Tax and employee-related payables	6,999	8,325	7,463
Other payables (1)	1,111	463	6,380
Trade payables and others excluding payables related to capital expenditures	36,047	29,519	28,573
Payables related to capital expenditures	13,458	20	—
Payables and others	49,504	29,539	28,573
(1) As of December 31, 2021, this amount includes the liability of $6,200 thousand (€5,474 thousand as of December 31, 2021) to be paid to AstraZeneca on April 30, 2022 under the Lumoxiti termination and transition agreement effective June 30, 2021 (see note 17).
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.
9)Financial liabilities
This line item was broken down per maturity and is analyzed as follows:

In thousand euros	December 31, 2018	Impact of first application of IFRS16 (non cash)	January 1, 2019	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2019
BPI PTZI IPH41 (1)	750	—	750	—	—	(300)	450
Lease liabilities – Real estate property	1,345	—	1,345	—	—	(927)	418

Property transaction (down-payment)	(234)	—	(234)	—	—	161	(74)
Lease liabilities – Building "Le Virage"	—	1,099	1,099	—	623	(285)	1,437
Lease liabilities – Premises Innate Inc	—	—	—	—	496	—	496
Lease liabilities – Laboratory equipment	987	—	987	—	—	(172)	815
Lease liabilities – Vehicles	—	69	69	—	—	(32)	37
Loans – Equipment	372	—	372	—	—	(53)	319
Loans – Building (4)	1,300	—	1,300	13,900	—	(374)	14,826
Total	4,522	1,168	5,690	13,900	1,119	(1,982)	18,723
_____
(1)Interest-free loan

In thousand euros	December 31, 2019	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2020
BPI PTZI IPH41 (1)	450	—	—	(300)	150
BPI Refundable advance - FORCE(2)	—	1,360	94	—	1,454
Lease liabilities – Real estate property	418	—	—	(418)	—
Property transaction (down-payment)	(74)	—	—	74	—
Lease liabilities – Building "Le Virage"	1,437	—	1,114	(164)	2,387
Lease liabilities – Premises Innate Inc	496	—	—	(49)	447
Lease liabilities – Laboratory equipment	815	—	—	(176)	639
Lease liabilities – Vehicles	37	—	—	(16)	21
Lease liabilities - Printers	—	—	41	—	41
Loans – Equipment	319	—	—	(57)	262
Loans – Building (4)	14,826		—	(1,139)	13,687
Total	18,723	1,360	1,249	(2,245)	19,087
(1)Interest-free loan

In thousand euros	December 31, 2020	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2021
BPI PTZI IPH41 (1)	150	—		(150)	—
BPI Refundable advance - FORCE(2)	1,454	—	(1,454)	—	—
State guaranteed loan Société Générale (3)	—	20,000	—	—	20,000
State guaranteed loan BNP Paribas (3)	—	8,700	—	—	8,700
Lease liabilities – Building "Le Virage"	2,387	—	—	(512)	1,875
Lease liabilities – Premises Innate Inc	447	—	(16)	(40)	391
Lease liabilities – Laboratory equipment	639	—	—	(175)	464
Lease liabilities – Vehicles	21	—	62	(30)	53
Lease liabilities - Printers	41	—	—	(6)	35
Loans – Equipment	262	—	—	(53)	209
Loans – Building (4)	13,687	—	—	(1,162)	12,525
Total	19,087	28,700	(1,408)	(2,128)	44,251

(1) In 2013, the Company was granted an interest-free loan for innovation (“PTZI”) by BPI France relating to the program lacutamab IPH4102 for an amount of €1,500 thousand.
(2) As a reminder, on August 11, 2020, the Company signed a financing contract with Bpifrance Financement as part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. This funding, for a maximum amount of € 6.8m, consisted of (i) an advance repayable only in the event of technical and commercial success and (ii) a non-repayable grant. This funding should have been received in four successive installments. The first tranche of 1.7 million euros was paid at signing, and the other three tranches should be received after successful completion of certain clinical milestones, particularly around Phase 2 of the FORCE trial. The portion relating to the repayable advance included in this first tranche amounted to €1,454 thousand as of December 31, 2020 (including actualization). As of December 31, 2021, this financing is considered by the Company to be non-refundable, in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published on July 6, 2021 (see note 13.2).
(3) On January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. As of December 31, 2021, the Company does not plan to use the options to extend the principal repayment of these loans.

The effective interest rate applied to these contracts is 0.5% which is the contractual rate for repayment within one year.
(4) On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of December 31, 2021, the remaining capital of the loan amounted to €12,525 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in July 2027 and €6,000 thousand in July 2031.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
The table below shows the schedule for the contractual flows (principal only) as of December 31, 2019, 2020 and 2021 respectively :

In thousand euros	Year ended December 31,
Current financial liabilities	2019	2020	2021
BPI PTZI IPH41	300	150	—
BPI Refundable advance - FORCE	—	—	—
State guaranteed loan Société Générale	—	—	20,000
State guaranteed loan BNP Paribas	—	—	8,700
Lease finance obligations – Real estate property	344	—	—
Lease finance obligations – Rent Le Virage	77	511	522
Lease liabilities – Premises Innate Inc	25	72	74
Lease finance obligations – Laboratory equipment	175	175	177
Lease liabilities – Vehicles	16	13	23
Lease liabilities - Printers	—	6	8
Loans - Equipment	55	55	55
Loans - Building	1,139	1,161	1,187
Total – Current financial liabilities	2,130	2,142	30,748

In thousand euros	Year ended December 31,
Non-Current financial liabilities	2019	2020	2021
BPI PTZI IPH41(1)	150	—	—
BPI Refundable advance - FORCE	—	1,454	—
State guaranteed loan Société Générale	—	—	—
State guaranteed loan BNP Paribas	—	—	—

Lease finance obligations – Real estate property	—	—	—
Lease finance obligations – Building Le Virage	1,360	1,876	1,352
Lease liabilities – Premises Innate Inc	471	375	317
Lease finance obligations – Laboratory equipment	640	463	287
Lease finance obligations – Vehicles	21	8	30
Lease liabilities - Printers	—	35	26
Loans - Equipment	264	208	154
Loans - Building	13,687	12,526	11,338
Total – Non-Current financial liabilities	16,593	16,945	13,503
The table below shows the schedule for the contractual flows (being principal and interest payments):

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	—	—	—	—
BPI Refundable advance - FORCE	—	—	—	—
State guaranteed loan Société Générale	20,100	—	—	20,100
State guaranteed loan BNP Paribas	8,744	—	—	8,744
Lease finance obligations – Real estate property	—	—	—	—
Down-payment	—	—	—	—
Lease finance obligations – Rent Le Virage	558	1,396	—	1,954
Lease liabilities – Premises Innate Inc.	80	346	—	426
Lease liabilities – Laboratory equipment	179	289	—	468
Lease liabilities – Vehicles	23	30	—	53
Lease liabilities - Printers	9	27	—	36
Loans – Equipment	57	156	—	213
Loan – Building	1,427	5,706	6,538	13,671
Total	31,177	7,950	6,538	45,668

10)Employee benefits
Defined benefit obligations

	Year ended December 31,
(in thousands of euro)	2019	2020	2021
Allowance for retirement defined benefit	3,281	3,713	2,544
Allowance for seniority awards	479	463	432
Total Defined benefit obligations	3,760	4,177	2,975
French law requires payment of a lump sum retirement indemnity to employees based on years of service, the rights guaranteed by the collective agreements and annual compensation at retirement. Benefits do not vest prior to retirement. The Company pays for this defined benefit plan. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final. In April 2021, the IFRIC ( or "IFRS Interpretations Committee") sent a proposal to the IAS Board (International Accounting Standards Board) to change the way in which the liabilities for certain defined benefit plans are calculated. The IAS Board endorsed this position in June 2021. The impacts of this change in valuation method are detailed below.

On March 24, 2016, the Company entered into an internal labor agreement with the employees representatives whereby the Company is committed to paying a seniority award after 15 years and 20 years of employment. This award is paid on the anniversary date. A similar award existed for employees having a seniority of 10 years but was not booked due to its insignificant amount. As such, in 2016 the Company recorded a provision for seniority awards and a corresponding charge included in “Personnel costs other than share-based payments” (see Note 14) other than payments in shares. These awards meet the definition of other long-term benefits under IAS 19. This provision is determined by an external actuary firm based on the assumptions disclosed hereafter and amounts to €432 thousand as of December 31, 2021 (€463 thousand as of December 31, 2020).

The main actuarial assumptions used to evaluate retirement benefits are the following:

	Year ended December 31,
	2019	2020	2021
Economic assumptions
Discount rate (iBoxx Corporate AA) for retirement	1.05%	0.50%	0.95%
Annual rate of increase in wages	3.00%	3.00%	3.00%
Demographical assumptions
Type of retirement	At the initiative of the employee	At the initiative of the employee	At the initiative of the employee
Annual mobility rate	1.90%	2.6%	4.2%
Rate of contributions	47.07%	45.17%	48.39%
Rate of wages costs	22.54%	22.06%	24.18%
Age at retirement
- Executives	64 years	64 years	64 years
- Non executives	62 years	62 years	62 years
Mortality table	TH-TF 00-02	TH-TF 00-02	TH-TF 00-02
Annual turnover by tranche of age	All personnel	All personnel	All personnel
16-24 years	5.0%	6.0%	12.0%
25-29 years	3.5%	5.0%	9.0%
30-34 years	2.5%	3.7%	7.0%
35-39 years	2.0%	3.0%	4.5%
40-44 years	1.5%	2.0%	3.0%
45-49 years	1.0%	1.0%	1.5%
+50 years	0%	0%	0%
Changes in the projected benefit obligation for the periods presented were as follows (in thousands of euro):

As of January 1, 2019	3,697
Service cost	630
Interest costs	55
Actuarial loss	(622)
As of December 31, 2019	3,760
Service cost	252
Interest costs	(35)
Actuarial gain	200

As of December 31, 2020	4,177
IAS19 Restatement related to the change in calculation method - IFRIC (1)	(1,054)
Service cost	484
Interest costs	(47)
Actuarial loss	(584)
As of December 31, 2021	2,976
(1) In its April 2021 Update, the IFRS IC published a final agenda decision clarifying how to calculate the obligation relating to certain defined benefit plans under which the retirement benefit is (i) contingent on the employee being employed by the entity at the time of retirement; (ii) capped at a specified number of years of service; and (iii) linked to the employee's length of service at the date of retirement. In that decision, the IFRS IC took the view that the obligation should be recognized only over the years of service preceding the date of retirement in respect of which the employee generates entitlement to the benefit. The application of this decision has led to a change in accounting method, the effects of which should be taken into account retrospectively in accordance with IAS 8. However, as the Company considers the impact of this change of method on defined benefit obligation and the income statement to be insignificant, these impacts have not been restated for years prior to January 1, 2021. The effects of this change of method are therefore taken into account retrospectively as of January 1, 2021 in respect of 2020's and prior years defined benefit obligation. The adjustment at that date corresponds to a reduction in the 2020 commitments in the amount of €1,054 thousand. This reversal has been offset against previous reserves and retained earnings.
There is no asset covering the defined benefit obligations.
An increase/decrease of +/- 50 basis point of the discount rate would result in a decrease/increase of the total benefit obligation of €188 thousand.
The amounts recognized as an expense linked to defined contributions plans amounted to €1,375 thousand, €1,420 thousand and €1,434 thousand in the years ended December 31, 2019, 2020 and 2021, respectively.

11)Share capital and share based payments
a)Share capital
The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to shareholders through the optimization of the debt and equity balance.
The Company has never declared or paid any dividends on its ordinary shares. The Company does not anticipate paying cash dividends on its equity securities in the foreseeable future and intend to retain all available funds and any future earnings for use in the operation and expansion of its business, given our state of development.
As of December 31, 2021, the Company’s share capital amounted to €3,977,836 divided into (i) 79,542,627 ordinary shares, each with a nominal value of €0.05, (ii) 6,881 “2016” free preferred shares, each with a nominal value of €0.05 and (iii) 7,581 “2017” free preferred shares, each with a nominal value of €0.05, respectively fully paid up.
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

In April 3, 2021, the retention period for the "2017 free preferred shares" has ended. The number of ordinary shares to which the conversion of one preferred share entitle has been determined according to the fulfillment of the performance criteria. According to these same performance criteria, the Executive Board of April 7, 2021 noted that the "2017 preferred shares" did not give right to any ordinary shares. The “2017 preferred shares” will not be redeemed by the Company and will remain incorporated into the capital, unless subsequently decided by the Executive Board. As the conversion is void, the "2017 preferred shares" no longer give the right to vote at our general meetings, nor to receive dividends.
The table below presents the historical changes in the share capital of the Company as of December 31, 2019, 2020 and 2021, respectively:

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

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	January 1, 2019	3,941,281	369,617,017	78,811,114	14,507	€0.05
January 15, 2020	Capital increase by issuance of common shares (exercise of share warrants)	75	2,985	1,500	—	€0.05
January 27, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	4,283	(4,283)	85,650	—	€0.05
July 7, 2020	Capital increase by issuance of common shares (exercise of share warrants)	1,250	43,000	25,000	—	€0.05
July 13, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	2,869	(2,869)	57,376	—	€0.05
September 11, 2020	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
September 24, 2020	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	226	(226)	4,550	(35)	€0.05
December 31, 2020	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
December 31, 2020	Share based payments	—	2,475,422	—	—	—
	December 31, 2020	3,950,048	372,130,982	78,986,490	14,462	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2021	3,950,048	372,130,982	78,986,490	14,462	€0.05
June 4, 2021	Capital increase by issuance of common shares (exercise of share warrants)	1,500	59,700	30,000	—	€0.05
July 7, 2021	Capital increase by issuance of common shares (exercise of share warrants)	222	7,637	4,440	—	€0.05
July 19, 2021	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	548	(548)	11,050	(85)	€0.05
July 22, 2021	Capital increase by issuance of common shares (definitive acquisition of free shares )	2,418	(2,418)	48,362	—	€0.05
July 22, 2021	Capital increase by issuance of common shares (exercise of share warrants)	625	21,500	12,500	—	€0.05
August 6, 2021	Capital increase by issuance of common shares (exercise of share warrants)	10,000	398,000	200,000	—	€0.05
December 31, 2021	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	1,819	(1,819)	36,660	(282)	€0.05
December 31, 2021	Capital increase by issuance of common shares (definitive acquisition of free shares )	10,656	(10,656)	213,125	—	€0.05
December 31, 2021	Share based payments	—	2,617,289	—	—	—
	December 31, 2021	3,977,836	375,219,667	79,542,627	14,095	€0.05

Holding by the Company of its own shares
The Company held 18,575 of its own shares as of December 31, 2021.

b)Share based payments
The Company has issued BSAs, BSAARs, stock options, AGAs and AGAPs as follows as of December 31, 2019, 2020 and 2021, respectively: :

Date	Types	Number of warrants issued as of 12/31/2019	Number of warrants void as of 12/31/2019	Number of warrants exercised as of 12/31/2019	Number of warrants outstanding as of 12/31/2019	Maximum number of shares to be issued as of 12/31/2019	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	—	395,000	255,000	255,000	€2.04
May 27, 2013	BSAAR 2012	146,050	—	84,450	61,600	61,600	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	—	1,450	188,500	—
October 21, 2016	AGAP Employees 2016-1	2,486	251	5	2,230	289,900	—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	386	—	5,339	533,900	—
April 3, 2018	AGAP Management 2017-1	2,400	400	—	2,000	200,000	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	20,000	—	307,500	307,500	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	30,000	—	230,000	230,000	—
January 14, 2019	AGA Employees 2018	90,650	5,000	—	85,650	85,650	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	—	57,376	57,376	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	13,900	—	532,800	532,800	—
November 4, 2019	AGAP 2019 Management 2019	355,000	—	—	355,000	355,000	—
July 29, 2011	BSA 2011-2	225,000	—	158,060	66,940	66,940	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
	Total as of December 31, 2019	4,739,497	77,676	1,382,654	3,279,167	4,810,448

Date	Types	Number of warrants issued as of 12/31/2020	Number of warrants void as of 12/31/2020	Number of warrants exercised as of 12/31/2020	Number of warrants outstanding as of 12/31/2020	Maximum number of shares to be issued as of 12/31/2020	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	—	395,000	255,000	255,000	€2.04
May 27, 2013	BSAAR 2012	146,050	—	85,950	60,100	60,100	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	—	1,450	188,500	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	50	2,185	284,050	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	833	—	4,892	489,200	—
April 3, 2018	AGAP Management 2017-1	2,400	800	—	1,600	160,000	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	85,000	—	242,500	242,500	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	60,000	—	200,000	200,000	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	86,100	—	460,600	460,600	—
November 4, 2019	AGAP 2019 Management 2019	355,000	30,000	—	325,000	325,000	—
July 13, 2020	AGA Bonus 2020-1	79,861	—	—	79,861	79,861	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	70,540	—	696,110	696,110	—
August 5, 2020	AGA Perf Management 2020-1	710,000	—	—	710,000	710,000	—
July 21, 2020	Stock Options 2020-1	102,000	72,000	—	30,000	30,000	—
July 29, 2011	BSA 2011-2	225,000	—	183,060	41,940	41,940	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
	Total as of December 31, 2020	6,398,008	418,263	1,552,225	4,427,520	5,869,143

Date	Types	Number of warrants issued as of 12/31/2021	Number of warrants void as of 12/31/2021	Number of warrants exercised as of 12/31/2021	Number of warrants outstanding as of 12/31/2021	Maximum number of shares to be issued as of 12/31/2021	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	—	85,950	60,100	60,100	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	189,900	—	356,800	356,800	—
November 4, 2019	AGAP 2019 Management 2019	355,000	30,000	—	325,000	325,000	—
July 13, 2020	AGA Bonus 2020-1	79,861	17,885	48,362	13,614	13,614	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	249,826	—	516,824	516,824	—
August 5, 2020	AGA Perf Management 2020-1	710,000	30,000	—	680,000	680,000	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	—	125,748	125,748	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	17,500	—	1,049,100	1,049,100	—
October 1, 2021	AGA Perf Management 2021-1	610,000	30,000	—	580,000	580,000	—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05

September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
	Total as of December 31, 2021	8,200,356	1,112,601	2,061,019	5,026,736	5,778,308

AGA
Details of AGA

	AGAP Management 2016-1		AGAP Employees 2016-1		AGA Management 2016-1	AGA Employees 2016-1	AGAP Management 2016-2
Date of grant (Board of Directors)	October 21, 2016		October 21, 2016		October 21, 2016	October 21, 2016	October 21, 2016
Vesting period (years)	1 year		1 year		3 years	1 year	1 year
Non transferability period	2 years after the vesting period end		2 years after the vesting period end		None	2 years after the vesting period end	2 years after the vesting period end
Number of free shares granted	2,000		2,486		50,000	99,932	3,000
Share entitlement per free share	130	(1)	130	(1)	1	1	111
Grant date share fair value	€10.87		€10.87		€10.87	€10.87	€12.73
Expected dividends	None		None		None	None	None
Performance conditions	Yes		Yes		None	None	Yes
Expected turnover (yearly basis)	5%		5%		—	5%	9%
Volatility	40%		40%		—	—	40%
Fair value per AGA	€911		€911		€10.55	€10.55	€956
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

	AGA Management 2016-2	AGA Employees 2016-2	AGA Bonus 2017	AGA Employee 2017	AGAP Employees 2017-1
Date of grant (Board of Directors)	December 30, 2016	December 30, 2016	September 20, 2017	April 3, 2018	April 3, 2018
Vesting period (years)	3 years	1 year	1 year	1 year	1 year
Non transferability period	None	2 years after the vesting period end	1 year after the vesting period end	1 year after the vesting period end	2 years after the vesting period end
Number of free shares granted	250,000	149,943	114,500	28,556	5,725
Share entitlement per free share	1	1	1	1	100
Grant date share fair value	€12.73	€12.73	€5.52	€10.90	€5.52
Expected dividends	None	None	None	None	None
Performance conditions	None	None	Yes	None	Yes
Expected turnover (yearly basis)	—	5%	4	—%	5%
Volatility	—	—	55	—%	55%
Fair value per AGA	€14.61	€10.55	€5.83	€10.30	€90

	AGAP Management 2017	AGA Bonus 2018	AGA Perf Employees 2018	AGA Perf Management 2018	AGA New Members 2017-1
Date of grant (Board of Directors)	April 3, 2018	July 3, 2018	November 20, 2018	November 20, 2018	April 29, 2019
Vesting period (years)	1 year	1 year	3 years	3 years	3 years
Non transferability period	2 years after the vesting period end	1 year after the vesting period end	None	None	None
Number of free shares granted	2,400	67,028	327,500	260,000	25,000
Share entitlement per free share	100	1	1	1	1
Grant date share fair value	€5.52	€5.06	€8.00	€8.00	€5.74
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	Yes	Yes	No
Expected turnover (yearly basis)	11%	—	4%	10%	10%
Volatility	55%	—	45%	45%	—
Fair value per AGA	€90	€4.69	€3.81	€3.81	€5.74

	AGA Employees 2018	AGA Bonus 2019-1	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Bonus 2020
Date of grant (Board of Directors)	January 14, 2019	July 3, 2019	November 4, 2019	November 4, 2019	July 13, 2020
Vesting period (years)	1 year	1 year	3 years	3 years	1 year
Non transferability period	1 year after the vesting period end	1 year after the vesting period end	None	None	1 year after the vesting period end
Number of free shares granted	90,650	57,376	546,700	355,000	79,861
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€7.31	€5.90	€3.13	€3.13	€6.40
Expected dividends	None	None	None	None	None
Performance conditions	No	No	Yes	Yes	No
Expected turnover (yearly basis)	4.03%	—	10%	10%	—%
Volatility	N/A	—	45%	45%	—%
Fair value per AGA	€7.31	€5.72	€3.13	€3.13	€6.40

	AGA Perf Employees 2020-1	AGA Perf Management 2020-1	AGA Bonus 2021-1	AGA Perf Employees 2021-1	AGA Perf Management 2021-1
Date of grant (Board of Directors)	August 5, 2020	August 5, 2020	July 22, 2021	October 1, 2021	October 1, 2021
Vesting period (years)	3.5 years	3.5 years	1 year	3.5 years	3.5 years
Non transferability period	None	None	1 year	None	None
Number of free shares granted	769,202	710,000	125,748	1,066,600	610,000
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€2.94	€2.94	€3.43	€1.76	€1.76
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	No	Yes	Yes
Expected turnover (yearly basis)	10.00%	10.00	—	13.32	13.32
Volatility	45.00%	45.00	—	50.00	50.00
Fair value per AGA	€2.94	€2.94	€3.43	€1.76	€1.76

Change in Number of AGAs Outstanding

	Year ended December 31,
Number of AGAs	2019	2020	2021
Balance at beginning of period	1,049,466	1,607,345	2,752,198
Granted during the period	1,074,726	1,556,511	1,802,348
Forfeited during the period	(39,783)	(268,587)	(614,338)
Exercised during the period	(477,064)	(143,071)	(261,854)
Expired during the period	—	—	—
Balance at end of period	1,607,345	2,752,198	3,678,354
Breakdown of the Closing Balance

	Year ended December 31,
	2019	2020	2021
Number of AGAs	Outstanding	Outstanding	Outstanding
AGAP Management 2016-1	1,450	1,450	1,200
AGAP Employees 2016-1	2,230	2,185	2,068
AGAP 2016-2	3,000	3,000	3,000
AGA Bonus 2017	—	—	—
AGA Employees 2017	—	—	—
AGAP Employees 2017	5,339	4,892	—
AGAP Management 2017	2,000	1,600	—
AGA Bonus 2018	—	—	—
AGAP Perf Employees 2018	307,500	242,500	—
AGAP Perf Management 2018	230,000	200,000	—
AGA Employees 2018	85,650	—	—
AGA New Members 2017-1	25,000	25,000	25,000
AGA Bonus 2019-1	57,376	—	—
AGA Perf Employees 2019-1	532,800	460,600	356,800
AGA Perf Management 2019-1	355,000	325,000	325,000
AGA Bonus 2020-1	—	79,861	13,614
AGA Perf Employees 2020-1	—	696,110	516,824
AGA Perf Management 2020-1	—	710,000	680,000
AGA Bonus 2021-1	—	—	125,748
AGA Perf Employees 2021-1	—	—	1,049,100
AGA Perf Management 2021-1	—	—	580,000
TOTAL	1,607,345	2,752,198	3,678,354
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

AGA Management 2016-1 / AGA Management 2016-2 / AGA Employees 2016-1 / AGA Employees 2016-2
Expenses related to those plans were €1,351 thousand for the financial years ended December 31, 2019. These instruments were definitively acquired during the 2019 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2020 and 2021, respectively.
AGA 2017-1 (Employees)
Expenses were €152 thousand for the financial year ended December 31, 2019. These instruments were definitively acquired during the 2019 financial year. Consequently, no expense relating to these plans was recognized during the financial years ended December 31, 2020 and 2021, respectively.
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
The Company has recognized an expense over a period of one year on a straight-line basis, this period being the vesting period, . Expenses were €252 thousand for the financial year ended December 31, 2019.
AGA Bonus 2018
AGA 2018 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 30% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €190 thousand for the financial years ended December 31, 2019. These instruments were definitively acquired during the 2019 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2020 and 2021, respectively.
Free performance shares 2018 (AGA Perf Employees 2018-1 and AGA Perf Management 2018-1)
Free performance shares granted in 2018 are subject to share price conditions and a vesting kicker triggered by the performance of an internal condition, which is the success of certain clinical trials.
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
On January 3, 2022, the Executive Board determined the achievement of the performance conditions and the final vesting of the free performance shares 2018 as of November 20, 2021. The underlying performance conditions were thus achieved at 55%, noting on November 20, 2021 the final acquisition of 103,125 “AGA Perf Employees 2018-1” as well as 110,000 “AGA Perf Management 2018-1”.
Expenses were €782 thousand, €618 thousand and €(232) thousand (income) for the financial years ended December 31, 2019, 2020 and 2021, respectively
AGA 2018-1 (Employees)
Expenses were €579 thousand and €23 thousand for the financial years ended December 31, 2019, and respectively. These instruments were definitively acquired during the 2019 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2021.
AGA 2017-1 Management (New Members)
Expenses were €29 thousand, €43 thousand and €71 thousand for the financial years ended December 31, 2020 and 2021, respectively.
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
Expenses were €152 thousand, €867 thousand and €649 thousand for the financial years ended December 31, 2019, 2020 and 2021, respectively
AGA Bonus 2019-1
AGA Bonus 2019 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 30% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €339 thousand for the financial year ended December 31, 2019. These instruments were definitively acquired during the 2020 financial year. Consequently, no expense relating to these plans was recognized during the financial years ended December 31, 2020 and 2021, respectively.

Free performance shares 2020 (AGA Perf Employees 2020-1 / AGA Perf Management 2020)
Free performance shares granted in 2020 are subject to share price conditions and two vesting kickers triggered by the performance of internal conditions, which are :
•A commercial break-even point for Lumoxiti in the U.S. reached at the end of fiscal year 2023 (this criterion will not be met given the return of the commercial rights notified to AstraZeneca in December 2020).
•Revenue from collaborative and licensing agreements accrued between the attribution and definitive acquisition date (excluding payment by AstraZeneca for the first patient in Phase 3 for monalizumab), reaching $100 million.
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
Expenses were €502 thousand and €1,253 thousand for the financial year ended December 31, 2020 and 2021, respectively
AGA Bonus 2020-1
AGA Bonus 2020 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 30% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €394 thousand for the financial year ended December 31, 2020. These instruments were definitively acquired during the 2021 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2021.
Free performance shares 2021 (AGA Perf Employees 2021-1 / AGA Perf Management 2021)
Free performance shares granted in 2021 are subject to share price conditions and two vesting kickers triggered by the performance of internal conditions, which are :
•An interim analysis demonstrates a predefined threshold of clinical activity in the INTERLINK-1 study (phase 3 study evaluating monalizumab in combination with cetuximab in patients with squamous cell carcinoma of the head and neck and previously treated with chemotherapy).
•Obtaining positive Phase 2 results for a product in the Company's portfolio.
•The start of a first clinical trial for a product in the Company's portfolio
The fair value of these free performance shares is based on a third-party valuation report. The valuation method used to estimate the fair value of these free performance shares is presented below:
•Estimation of the expectation of gain associated with internal and share price conditions, made on the basis of a CAPM model of the share price using a Monte Carlo approach;
•Adjustment of the estimation by applying expected turnover rates.
Expenses were €473 thousand for the financial year ended December 31, 2021.

AGA Bonus 2021-1
AGA Bonus 2021 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 50% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €432 thousand for the financial year ended December 31, 2021.

BSA
Details of BSA

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
Date of grant (Board of directors)	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Vesting period (years)	2 years	2 years	2 years	2 years	2 years
Plan expiration date	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Number of BSA granted	237,500	150,000	70,000	14,200	37,000
Share entitlement per BSA	1	1	1	1	1
Exercise price	€2.36	€8.65	€9.59	€14.05	€11.00
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes
Grant date share fair value	€2.45	€6.85	€13.65	€13.64	€10.41
Expected volatility	31.83%	46.72%	54.08%	47.83%	61.74%
Average life of BSA	5.5 years	5.5 years	5.5 years	5.5 years	6 years
Risk-free interest rate	2.42%	1.00%	0.25%	0.25%	0.20%
Expected dividends	None	None	None	None	None
Performance conditions	None	None	None	None	None
Fair value per BSA	€0.87	€2.51	€6.59	€4.73	€0.57
Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2019	2020	2021
Balance at beginning of period	334,500	309,500	284,500
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	(25,000)	(25,000)	(16,940)
Expired during the period	—	—	(25,000)
Balance at end of period	309,500	284,500	242,560

Breakdown of the Closing Balance

	Year ended December 31,
	2019		2020		2021
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA 2011-2	66,940	66,940	41,940	41,940	—	—
BSA 2013	46,360	46,360	46,360	46,360	46,360	46,360
BSA 2014	75,000	75,000	75,000	75,000	75,000	75,000
BSA 2015-1	70,000	70,000	70,000	70,000	70,000	70,000
BSA 2015-2	14,200	14,200	14,200	14,200	14,200	14,200
BSA 2017	37,000	37,000	37,000	37,000	37,000	37,000
TOTAL	309,500	309,500	284,500	284,500	242,560	242,560
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

BSAAR 2015
Date of grant (Board of directors)	July 1, 2015
Vesting period (years)	2 years
Plan expiration date	June 30, 2025
Number of BSAAR granted	1,050,382
Share entitlement per BSAAR	1
Exercise price	€7.20
Valuation method used	Black & Scholes
Grant date share fair value	€13.77
Expected volatility	41%
Average life of BSAAR	10 years
Risk-free interest rate	1.22%
Expected dividends	None
Performance conditions	No
Fair value per BSA	€1.15

Change in Number of BSAAR Outstanding

	Year ended December 31,
Number of BSAAR	2019	2020	2021
Balance at beginning of period	1,363,072	1,362,322	1,360,822
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	(750)	(1,500)	(230,000)
Expired during the period	—	—	(25,000)
Balance at end of period	1,362,322	1,360,822	1,105,822
Breakdown of the Closing Balance

	Year ended December 31,
	2019		2020		2021
Number of BSAAR	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAAR 2011	255,000	255,000	255,000	255,000	—	—
BSAAR 2012	61,600	61,600	60,100	60,100	60,100	60,100
BSAAR 2015	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722
TOTAL	1,362,322	1,362,322	1,360,822	1,360,822	1,105,822	1,105,822
Breakdown of expenses per financial year
The share-based compensation expenses are broken down as follows (in thousands of euro):

	Year ended December 31,
(in thousands of euro)	2019	2020	2021
AGA Management 2016-1&2	1,351	—	—
AGA Employees 2017	152	—	—
AGAP Management 2017 / AGAP Employees 2017	252	—	—
AGA Bonus 2018	190	—	—
AGA Perf Management 2018 / AGA Perf Employees 2018	782	618	(232)
AGA 2018-1 Employees	579	23	—
AGA 2017-1 Management (New Members)	29	43	71
AGAP Employee 2019 / AGAP Management 2019	152	867	649
AGA Bonus 2019-1	339	—	—
AGA Bonus 2020	—	394	—
AGAP Employee 2020/AGAP Management 2020	—	502	1,253
Stock Options 2020	—	28	(28)
AGA Bonus 2021-1	—	—	432
AGAP Employee 2021/AGAP Management 2021	—	—	473
Share based compensation	3,826	2,475	2,617

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

As of December 31, 2019 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	37,005	37,005		37,005
Trade receivables and others	35,477	—	35,477	35,477
Short-term investments	15,978	15,978	—	15,978
Cash and cash equivalents	202,887	202,887	—	202,887
Total financial assets	291,347	255,869	35,477	291,347

As of December 31, 2019 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	16,593	—	16,593	16,593
Financial liabilities—current portion	2,130	—	2,130	2,130
Trade payables and others	49,504	—	49,504	49,504
Total financial liabilities	68,225	—	68,225	68,225

As of December 31, 2020 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	38,934	38,934	—	38,934
Trade receivables and others	51,635	—	51,635	51,635
Short-term investments	14,845	14,845	—	14,845
Cash and cash equivalents	136,792	136,792	—	136,792
Total financial assets	242,206	190,571	51,635	242,206

As of December 31, 2020 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	16,945	—	16,945	16,945
Financial liabilities—current portion	2,142	—	2,142	2,142
Trade payables and others	29,539	—	29,539	29,539
Total financial liabilities	48,626	—	48,624	48,624

As of December 31, 2021 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	39,878	39,878	—	39,878
Trade receivables and others	48,241	—	48,241	48,241
Short-term investments	16,080	16,080	—	16,080
Cash and cash equivalents	103,756	103,756	—	103,756
Total financial assets	207,955	159,714	48,241	207,955

As of December 31, 2021 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	13,503	—	13,503	13,503
Financial liabilities—current portion	30,748	—	30,748	30,748
Trade payables and others	28,573	—	28,573	28,573
Total financial liabilities	72,824	—	72,824	72,824
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

13)Revenue and government financing for research expenditures
Revenue from collaboration and licensing agreements
The Company’s revenue from collaboration and licensing agreements amounts to €68,609, €56,155 and €12,112 for the fiscal year ended December 31, 2019, 2020 and 2021, respectively.

	Year ended December 31,
(in thousands of euro)	2019(1)	2020(1)	2021
Proceeds from collaboration and licensing agreements	61,356	54,038	10,497
of which monalizumab agreement	42,541	33,620	7,497
of which IPH5201 agreement	18,816	13,418	—
of which Sanofi agreement	—	7,000	3,000
Invoicing of research and development costs (IPH5201 and avdoralimab agreements)	6,949	2,531	1,613
Exchange gains (loss) on collaboration agreements	293	(602)	—
Others	10	188	—
Revenue from collaboration and licensing agreements	68,609	56,155	12,112
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17.
a)Revenue recognition related to monalizumab AstraZeneca agreements and amendments
The Company identified the following promises under the monalizumab AstraZeneca agreements and amendments: (1) a non-exclusive license related to monalizumab restricted to two applications, with an option for an exclusive license related to monalizumab including all applications, (2) the performance of certain initial studies related to Phases 1/2 trials, and participation in certain studies of Phases 1/2 trials and Phase 3 clinical trials through a co-financing.
The Company considered the license has a standalone functionality and is capable of being distinct. However the Company determined that the license is not distinct from the performance of initial studies and participation to Phase 3 clinical trials because they increased the utility of the licensed IP. Thus, the licensed IP, the performance of initial studies and participation to Phase 3 clinical trials are combined into a single performance obligation.
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
The transaction price was initially estimated to the initial payment of $250,000 thousand, less the amounts that the Company expected to pay to AstraZeneca for co-financing Phase 1/2 clinical studies. The additional payment of $100,000 thousand triggered by AstraZeneca’s exercise of the exclusivity option was treated as a change in the price estimate of the transaction. In addition, the amendment of the contract, which modified the scope and budget of the studies to be carried out by the Company as well as the arrangements for sharing the cost of the other studies, led to a revision of the degree of progress and the price of the transaction. Thus, the exercise of the option and the amendment of the contract resulted in the recognition of a favourable cumulative adjustment of €38,321 thousand in revenue for the year ended December 31, 2019.

The additional payment of $50,000 thousand triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the contract for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
The subsequent milestones and potential royalty payments are excluded from the transaction price due to the uncertainties of clinical trials results.
The Company used the most likely amount to determine variable consideration. Variable consideration for cost-sharing payments related to certain studies of Phases 1/2 trials and Phase 3 clinical trials when applicable are included in the transaction price.
As described in Note 2. d, the expected payments to AstraZeneca are classified as collaboration liability in the consolidated statement of financial position. Quarterly invoices received from AstraZeneca reduce the collaboration liability and have no impact on the consolidated statement of income.
Change in monalizumab deferred revenue (in thousands of euro):

As of December 31, 2018	104,925
Revenue for the 2019 financial year	(42,541)
Transfer from collaboration liabilities	273
As of December 31, 2019	62,657
Revenue for the 2020 financial year	(33,620)
Transfer from collaboration liabilities	(2,465)
As of As of December 31, 2020	26,572
Revenue for the 2021 financial year	(7,497)
Transfer from collaboration liabilities	1,084
As of December 31, 2021	20,159

Change in monalizumab collaboration liablities (in thousands of euro):

As of December 31, 2018 (1)	31,656
Additions	—
Deductions	(10,352)
As of December 31, 2019 (2)	21,304
Additions(3)	46,320
Deductions	(20,938)
As of December 31, 2020 (4)	46,686
Additions	4,262
Deductions	(10,534)
As of December 31, 2021(5)	40,415
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
(5)Of which €32,997 thousand of current portion and €7,418 of non-current portion.

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
The Company has determined that the option and performance of research and development services provided for preclinical studies is distinct from the performance of research and development services rendered in accordance with the development plan defined for clinical studies to the extent that the services rendered in the clinical phase could be performed (whether or not it owns) by AstraZeneca and they do not significantly transform the intellectual property underlying the license. Thus, the option and performance of research and development services in the preclinical phase are combined into a common performance obligation, distinct from research and development services in the preclinical phase. This performance obligation was fully resolved on December 31, 2020, the Company no longer intervening in the preclinical development plan relating to IPH5201, following the launch of the first Phase 1 clinical trial evaluating IPH5201 by AstraZeneca in March 2020, and the transfer to AstraZeneca in 2020 by the Company of all critical proprietary expertise related to IPH5201. The contract liabilities relating to the IPH5201 agreement are thus fully recognized since December 31, 2020.
The transaction price was initially estimated to the initial upfront payment of $50,000 thousand (received in October 2018 for $26,000 thousand and in January 2019 for $24,000 thousand) to which was added during fiscal year 2020 a milestone payment of $5 million (received in June 2020) following the dosing of the first patient in the first Phase 1 trial evaluating IPH5201. In addition, there is funding for research and development work related to preclinical studies.
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

Change in IPH5201 deferred revenue (in thousands of euro):
The variance of the deferred revenue relating to this agreement is presented in the following schedule (in thousands of euro):

As of December 31, 2018	27,869
Revenue for the 2019 financial year	(18,816)
As of December 31, 2019	9,053
Increase in deferred revenue resulting from the $5m milestone relating to the dosage of the first Phase I patient dosed	4,365
Revenue for the 2020 financial year	(13,418)
As of December 31, 2020	—
c)Revenue related to collaboration and option agreement related to four to-be-agreed upon molecules (preclinical molecules)
The Company determined that the option to acquire an exclusive license provides a material right to AstraZeneca that it would not receive without entering into that contract. The Company will recognize revenue when those future goods or services are transferred or when the option expires. Thus, the upfront payment is recorded as a deferred revenue for an amount of €17,400 thousand as of December 31, 2021.
d)Revenue recognition related to avdoralimab AstraZeneca agreement
The Company recognized revenue as research and development expenses are incurred (see Note 1.1.e for agreement description).
e)Schedule of variance of deferred revenue
The main variance of the global deferred revenue is presented in the following schedule:

(in thousands of euro)	December 31, 2018	Recognition in P&L	Transfer from collaboration liabilities	December 31, 2019
Monalizumab	104,925	(42,541)	273	62,657
IPH5201	27,869	(18,816)	—	9,054
Preclinical molecules	17,400	—	—	17,400
Total	150,195	(61,356)	273	89,112 (1)
(1)Of which €48,770 thousand of current deferred revenue and €40,342 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2019	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2020
Monalizumab	62,657	(33,620)	—	(2,465)	26,572
IPH5201	9,054	(13,418)	4,365	—	—
Preclinical molecules	17,400	—	—	—	17,400
Total	89,112	(47,038)	4,365	(2,465)	43,973 (2)
(2) Of which €11,299 thousand of current deferred revenue and €32,674 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2020	Recognition in P&L	Proceeds and other increase	Transfer from collaboration liabilities	December 31, 2021
Monalizumab	26,572	(7,497)	—	1,084	20,159
Preclinical molecules	17,400	—	—	—	17,400
Others	—	—	353	—	353
Total	43,973	(7,497)	353	1,084	37,913 (3)

(3) Of which €12,500 thousand of current deferred revenue and €25,413 thousand of non-current deferred revenue.

Government financing for research expenditures
The Company receives grants from the European Commission and the French government and state organizations in several different forms:
•Investment and operating grants; and
•Research Tax Credits.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2019	2020	2021
Research Tax Credit	16,737	13,084	10,310
Grant (1)	103	534	2,281
Government financing for research expenditures	16,840	13,618	12,591
(1) On July 6, 2021, the Company announced that FORCE (FOR COVID-19 Elimination), the investigator-sponsored, Phase 2 clinical trial evaluating the safety and efficacy of avdoralimab, in COVID-19 patients with severe pneumonia, did not meet its primary endpoints in all three cohorts of the trial. These results reflect the technical and commercial failure of the project. Consequently, the Company considers as of December 31, 2021 that all installments of the refundable advance received and remaining to be received as of December 31, 2021 for a total amount of €1,988 thousand as non-refundable in accordance with the terms of the agreement and in light of the technical and commercial failure of the project. This amount has been treated as government grant revenue. This amount is broken down between the initial payment of €1,360 thousand euros and an amount still to be received of €628 thousand at December 31, 2021.As a reminder, this payment was received by the Company following the financing contract signed in August 2020 with BPI. This financing contract was signed as part of the program set up by the French government to help and develop a therapeutic solution with preventive or curative aim against COVID-19.

14)Operating expenses

(in thousands of euro)	Year ended December 31,
	2019 (1)			2020 (1)			2021
	R&D	G&A	Total	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs(2)	(29,416)	—	(29,416)	(19,866)	4	(19,862)	(24,189)	(101)	(24,290)
Cost of supplies and consumable materials	(3,174)	53	(3,121)	(3,590)	32	(3,558)	(2,533)	(532)	(3,065)
Personnel expenses other than share-based compensation	(13,896)	(6,348)	(20,244)	(13,825)	(6,611)	(20,436)	(14,859)	(8,616)	(23,475)
Share-based compensation	(1,001)	(2,825)	(3,826)	(836)	(1,639)	(2,475)	(349)	(2,267)	(2,617)
Personnel expenses	(14,897)	(9,173)	(24,069)	(14,661)	(8,250)	(22,911)	(15,208)	(10,883)	(26,092)
Non-scientific advisory and consulting(3)	(54)	(5,610)	(5,663)	(342)	(4,441)	(4,783)	(161)	(5,108)	(5,269)
Leasing and maintenance	(835)	(928)	(1,763)	(559)	(1,605)	(2,164)	(260)	(1,754)	(2,014)
Travel expenses and meeting attendance	(674)	(751)	(1,426)	(146)	(138)	(284)	(103)	(170)	(273)
Marketing, communication and public relations	(58)	(534)	(592)	(96)	(408)	(504)	(79)	(393)	(472)
Scientific advisory and consulting(4)	(175)	—	(175)	(962)	—	(962)	(288)	—	(288)
Other purchases and external expenses	(57)	(757)	(814)	(46)	(2,007)	(2,053)	(30)	(2,395)	(2,425)
Depreciation and amortization	(12,734)	(1,008)	(13,741)	(8,231)	(1,154)	(9,385)	(3,153)	(1,416)	(4,569)
Intellectual property expenses	(653)	(911)	(1,564)	(877)	(393)	(1,270)	(1,279)	(305)	(1,584)
Other income and (expenses), net	(169)	(1,359)	(1,528)	(332)	(626)	(958)	279	(2,467)	(2,188)
Total net operating expenses	(62,897)	(20,977)	(83,874)	(49,708)	(18,986)	(68,694)	(47,004)	(25,524)	(72,528)
(1)The 2019 and 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.w and 17.
(2)The Company subcontracts a significant part of its preclinical (pharmaceutical development, tolerance studies and other model experiments, etc.) and clinical operations (coordination of trials, hospital costs, etc.) to third parties. Associated costs are recorded in subcontracting on the basis of the level of completion of the clinical trials.
(3)Non-scientific advisory and consulting are services performed to support the selling, general and administration activities of the Company, such as legal, accounting and audit fees as well as business development support.
(4)Scientific advisory and consulting expenses relate to consulting services performed by third parties to support the research and development activities of the Company.

	Year ended December 31,
	2019		2020		2021
(in thousands of euro)	Deloitte & Associés	Total	Deloitte & Associés	Total	Deloitte & Associés	Total
Audit fees	1,190	1,190	684	684	702	702
Non-audit fees	2	2	115	115	78	78
Total	1,192	1,192	799	799	780	780
*Non-audit fees: these fees correspond to services performed by the auditors related to the production of certification in the context of the declaration of expenses for the obtention of grants; to the verification report of social and environmental information, special reports within the framework of operations on the Company’s capital
Personnel expenses other than share-based compensation
The line item amounted to €22,638 thousand, €25,469 thousand and €25,717 thousand for the years ended December 31, 2019, 2020 and 2021 respectively. These items do not include personnel expenses relating to the Lumoxiti discontinued operation (see note 17). Payroll expenses other than share-based payments relating to the Lumoxiti discontinued operation amount to €2,242 thousand as of December 31, 2021 and €5,033 thousand as of December 31, 2020 respectively. The Company had 237 employees as of December 31, 2020, compared to 214 as of December 31, 2021.
Depreciation and amortization
The line item is mainly composed of the amortization of the monalizumab, IPH5201 and Lumoxiti intangible assets (see Note 6).
Cost of supplies and consumable materials
Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties. This line item amounts to €3,121 thousand €3,558 thousand and €3,065 thousand for the years ended December 31, 2019, 2020 and 2021, respectively.
Intellectual property expenses
Intellectual property expenses amounted to €1,564 thousand, €1,270 thousand and €1,584 thousand for the financial years ended December 31, 2019 , 2020 and 2021 respectively.

15)Net financial loss
Net financial loss can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2019	2020	2021
Interests and gains on financial assets	1,620	564	327
Unrealized gains on financials assets	4,063	313	1,177
Foreign exchange gains	5,568	3,978	4,839
Other financial income	18	—	—
Financial income	11,269	4,855	6,344
Foreign exchange losses	(4,772)	(5,557)	(3,591)
Unrealized losses on financial assets	—	(865)	(95)
Interest on financial liabilities	(204)	(341)	(312)
Other financial expenses	(1)	—	—
Financial expenses	(4,976)	(6,763)	(3,997)
Net financial income (loss)	6,293	(1,908)	2,347
For the financial years ended December 31, 2020 and 2021, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollars denominated cash and cash equivalent and financial assets accounts.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
16)Income Tax
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, deferred tax assets are recognized up to deferred tax liabilities.
Temporary differences mainly result from leases, provision for defined benefit obligation and tax losses carryforwards.
As of December 31, 2021, the accumulated tax losses carryforwards of Innate Pharma SA were €392,359 thousand with no expiration date (€231,167 and €339,274 thousand as of December 31, 2019 and 2020). As of December 31, 2021, the accumulated tax losses carryforwards of Innate Pharma Inc. was €14,198 thousand, or $16,081 thousand, (€5,098 thousand, or $5,727 thousand and €11,955 thousand, or $14,670 thousand as of December 31, 2019 and 2020, respectively), with a 20-year period expiration.

Tax rate reconciliation

	Year ended December 31,
(in thousands of euro)	2019	2020	2021
Net income (loss) before tax	(20,759)	(63,984)	(52,809)
Statutory tax rate	31.00%	28.00%	26.50%
Income tax benefit / (expense) calculated at statutory tax rate	6,435	17,916	13,994
Increase / (decrease) in income tax benefit / (expenses) arising from:
Differences in tax rates	137	128	62
Research tax credit	5,021	3,961	3,091
Provision for defined benefit obligations	(20)	(117)	39
Share-based compensation	(1,186)	(693)	(694)
Revenue from collaboration agreements	(5,251)	8,824	(3,313)
Non-recognition of deferred tax assets related to tax losses and temporary differences	(5,136)	(15,746)	(14,433)
Carry-back	—	—	—
Impact linked to intra-group merger operations	—	(16,288)	—
Impact linked to the exercise of a real estate leasing option	—	(1,103)	—
Others differences	—	3,118	1,254
Income tax benefit / (expense) (a)	—	—	—
Effective tax rate	0%	0%	0%
Deferred tax income / (loss) (b)	—	—	—
Income tax benefit / (expense) (a) + (b)	—	—	—

17)Discontinued Operations
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Consecutively, the activities related to Lumoxiti are presented as a discontinued operation as of October 1, 2021
As part of the communication of its 2020 consolidated financial statements, the Company had communicated on a contingent liability estimated at a maximum of $12.8 million related to the sharing of certain manufacturing costs. As part of the termination and transition agreement, Innate and AstraZeneca have agreed to share manufacturing costs, and Innate will pay $6.2 million on April 30, 2022. This amount of $6.2 million (€5.5 million) was booked as trade payables and others as of December 31, 2021 (see note 8).

a) Financial Performance

	Year ended December 31,
	2019	2020	2021
Revenue and other income
Revenue from collaboration and licensing agreements	365	—	926
Sales	—	678	874
Total revenue and other income	365	678	1,800
Operating expenses
Research and development expenses	(15,947)	(8,905)	(624)
Selling, general and administrative expenses	(4,826)	(12,260)	(8,507)
Impairment of intangible assets	—	(43,529)	—
Total operating expenses	(20,773)	(64,694)	(9,131)
Net income (loss) from distribution agreements	(8,219)	861	—
Operating income (loss)	(28,627)	(63,155)	(7,331)
Financial income	—	—	—
Financial expenses	—	—	—
Net financial income (loss)	—	—	—
Net income (loss) before tax	(28,627)	(63,155)	(7,331)
Income tax expense	—	—	—
Net income (loss) from discontinued operations	(28,627)	(63,155)	(7,331)

a) Cash-Flows

	Year ended December 31,
	2019	2020	2021
Net cash generated from / (used in) operating activities	(21,318)	(22,391)	(3,552)
Net cash generated from / (used in) investing activities	(43,914)	(6,620)	—
Net cash generated from / (used in) financing activities	—	—	—
Net cash flows from discontinued operations	(65,232)	(29,011)	(3,552)

18)Commitments, contingencies and litigations
Commitments
The Company has identified the following changes in off-balance sheet commitments since December 31, 2020:
•non-cancellable purchase commitments as of December 31, 2021 for a total of €7,134 thousand with various CMO
Licensing and collaboration agreements
Commitments related the Company’s licensing and collaboration agreements are disclosed in Note 1.1.
Contingencies and litigations
The Company is exposed to contingent liabilities relating to legal actions before the labor court or intellectual property issues happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in ordinary course the Company is involved in was analyzed at the closing date after consultation of advisors.
Provisions
Provisions amounted to €256 thousand, €897 thousand and €900 thousand as of December 31, 2019, 2020 and 2021, respectively. As of December 31, 2021, they mainly consist of provisions for employee departures and provision for charges relating and the employer contribution in respect of the grants of employee equity instruments.
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

	Year ended December 31,
(in thousands of euro)	2019	2020	2021
Personnel expenses and other short-term employee benefits	2,811	3,131	3,456
Extra pension benefits	12	—	11
Share-based compensation	2,450	1,363	2,067
Executive Committee members compensation	5,273	4,494	5,534
As of December 31, 2021, two members of the Executive Committee were also members of the Executive Board.
Frédéric Lombard was appointed as member of the Executive Board in 2021.
Calculation of share-based compensation is detailed in Note 11.b.

Members of the Supervisory Board
The Company recognized a provision of €338 thousand for attendance fees (jetons de presence) relating to the year ended December 31, 2021 which should be paid in 2022. This amount includes the compensation for the Chairman of the Supervisory Board. The company recognized a provision of €216 thousand and €274 thousand as of December 31, 2019 and 2020, respectively.
Related parties
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201 and preclinical molecules) and a termination and transition agreement relating to Lumoxiti. The payments between the two companies as well as the liabilities and receivables as of 31 December 2021 are as follows:

	As of December 31, 2021
(in thousands of euros)	Payments	Assets/Liabilities
Collection (AstraZeneca towards the Company) / Receivables	5,317	988
Payments (the Company towards AstraZeneca) / Liabilities	(13,030)	(9,522)
Total(1)	(7,713)	(8,534)

BPI France is a board member and has granted the Company a €1,500 thousand interest-free loan (Prêt à Taux Zéro Innovation, or “PTZI”) and a free-interest advance repayable. PTZI loan is fully repaid as of December 31, 2022. Regarding the repayable advance, this is considered non-repayable by the Company as of December 31, 2021 in accordance with the terms specified in the financing contract signed with BPI in August 2020, in view of the technical and commercial failure of the project, in view of the results of the “FORCE” Phase 2 trial evaluating avdoralimab in COVID-19, published on July 6, 2021 (see notes 9 and 13.2).
Hervé Brailly is Chairman of the Supervisory Board of the Company and was a member of the Strategy Committee of Mi-mAbs until December 2021. Mi-mAbs is a company with which the Company entered into a framework contract on February 2, 2021 for the provision of services by Mi-mAbs of services in connection with the generation of monoclonal antibodies, the production of monoclonal antibodies or conjugated antibodies, or the in vitro or in vivo pharmacological characterization of potential drug candidates belonging to the Society. The maximum amount paid by the Company under this contract is capped at €600 thousand. The contract was initially concluded on February 2, 2021, with retroactive effect, for a period of one year, from January 1, 2021 to December 31, 2021. It was renewed on December 17, 2021 for a period of one year from from January 1, 2022. An amendment signed in March 23, 2022 modified the maximum amount of the contract, to cap it at €1.0 million for the entire duration of the contract (i.e. years 2021 and 2022).

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

	Year ended December 31.
(in thousands of euro, except for data share)	2019	2020	2021
Net income (loss)	(20,759)	(63,984)	(52,809)
Weighted average number of ordinary shares in circulation	66,908,389	78,934,960	79,542,627
Basic income (loss) per share (€ per share)	(0.31)	(0.81)	(0.66)
The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSAAR, AGAs and AGAPs) are considered to be anti-dilutive (4,810,448 instruments in 2019, 1,564,662 instruments in 2020 and 2,166,829 instruments in 2021). These instruments are presented in detail in Note 11.
Diluted income (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential ordinary shares.

	Year ended December 31,
(in thousands of euro, except for data share)	2019	2020	2021
Net income (loss)	(20,759)	(63,984)	(52,809)
Weighted average number of ordinary shares in circulation	66,908,389	78,934,960	79,542,627
Adjustment for share instruments	—	—	—
Diluted income (loss) per share (€ per share)	(0.31)	(0.81)	(0.66)

21)Events after the reporting date
On March 16, 2022, the Company received a tax audit opinion from the French tax authorities relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years. On the date of closing of the Company's accounts, the control had not been started by the administration and the Company had not identified any specific risks.
Between December 31, 2021, closing date of the financial year, and March 23, 2022, closing date of the consolidated financial statements by the Executive Board, the military operations in Ukraine took place, which began on February 24, 2022 and the sanctions taken against the Russia by many States having an impact on the activity of many international groups and which will have an impact on the world economy. As of March 23, 2022, the potential impacts of this crisis, in general and more specifically on the Company's business and financing, are unknown. The Company is closely monitoring developments in the situation and is examining the appropriate measures to be put in place. There is no impact on the consolidated financial statements as of December 31, 2021.

117 avenue de Luminy 13009 Marseille - France
www.innate-pharma.com