Form 20-F
period 2022-12-31
Innate Pharma SA
filed 2023-04-06
CIK 1598599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Ordinary shares, nominal value €0.05 per share: 79,542,627 as of December 31, 2022
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

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
“Innate Pharma,” the Innate Pharma logo, ANKET® and other trademarks or service marks of Innate Pharma S.A. appearing in this Annual Report are the property of Innate Pharma S.A. or its subsidiaries. Solely for convenience, the trademarks, service marks and trade names referred to in this Annual Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Annual Report are the property of their respective owners. The Company does not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of Innate by, any other companies.
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
•the impact of the current state of the world financial market and economic conditions as well as recent health and geopolitical events; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Risk Factors”.

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
Item 2. Offer Statistics and Expected Timetable.
Not applicable.
Item 3. Key Information.
A.    Selected Financial Data
Innate's consolidated audited financial statements have been prepared in accordance with IFRS, as issued by the IASB. The Company derived the selected consolidated statement of income (loss) data for the years ended, December 31, 2020, 2021 and 2022 and the selected consolidated statement of financial position data as of December 31, 2020, 2021 and 2022 from the consolidated audited financial statements included elsewhere in this Annual Report. This data should be read together with, and is qualified in its entirety by reference to, “Item 5. Operating and Financial Review and Prospects” as well as the financial statements and notes thereto appearing elsewhere in this Annual Report. Innate's historical results are not necessarily indicative of the results to be expected in the future.

Consolidated Statement of Income (Loss) Data:

	Year ended December 31,
	2020 (1)	2021	2022
	(in thousands of euros, except per share data and number of ordinary shares)
Revenue and other income	€69,773	€24,703	€57,674
Operating expenses
Research and development expenses	(49,708)	(47,004)	(51,663)
General and administrative expenses	(18,986)	(25,524)	(22,436)
Impairment of intangible assets	—	—	(41,000)
Operating income (loss)	1,079	(47,825)	(57,425)
Net financial income (loss)	(1,908)	2,347	(546)
Income tax expense	—	—	—
Net income (loss) from continuing operations	(829)	(45,478)	(57,972)
Net income (loss) from discontinued operations	(63,155)	(7,331)	(131)
Net income (loss)	(63,984)	(52,809)	(58,103)
Net income (loss) per share attributable to equity holders
- Basic income (loss) per share	(0.81)	(0.66)	(0.73)
- Diluted income (loss) per share	(0.81)	(0.66)	(0.73)
- Basic income (loss) per share from continuing operations	(0.01)	(0.57)	(0.73)
- Diluted income (loss) per share from continuing operations	(0.01)	(0.57)	(0.73)
- Basic income (loss) per share from discontinued operations	(0.80)	(0.09)	—
- Diluted income (loss) per share from discontinued operations	(0.80)	(0.09)	—
Number of ordinary shares outstanding used for computing basic net income (loss) per share	78,934,960	79,542,627	79,639,826
Number of ordinary shares outstanding used for computing diluted net income (loss) per share	78,934,960	79,542,627	79,639,826
(1)The 2020 comparatives has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

Consolidated Statement of Financial Position Data:

	As of December 31,
	2020	2021	2022
	(in thousands of euros)
Cash and cash equivalents, short-term investments and non-current financial assets (1)	€ 190,571	€ 159,714	€ 136,604
Total assets	307,423	267,496	207,863
Total financial debt and defined benefit obligations	23,264	47,226	44,801
Total shareholders’ equity	€ 155,976	€ 107,440	€ 54,151
(1) Non-current financial assets account for € 38.9, 39.9 and 35.1 million for the years ended December 31, 2020, 2021 and 2022, respectively.

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
Aside from Innate's acquisition of Lumoxiti, its operations to date have been limited to developing its product candidates and undertaking preclinical studies and clinical trials of its product candidates, including monalizumab and IPH5201, through its partnership with AstraZeneca, IPH6101/SAR'579 through its partnership with Sanofi, lacutamab, avdoralimab and IPH5301, its most advanced product candidates, currently in clinical stage. The success in development of its current and future product candidates by the Company or its collaborators will depend on many factors, including:
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
The Company may not ultimately be able to provide the FDA, European Medicines Agency, or EMA, or other regulatory authorities with substantial clinical evidence to support a claim of efficacy and durability of response to enable the applicable regulators to approve its product candidates for any indication. This may occur because later clinical trials fail to reproduce favorable data obtained in earlier clinical trials, because the applicable regulator disagrees with how the Company interprets the data from these clinical trials or because the applicable regulator does not accept these therapeutic effects as valid endpoints in pivotal clinical trials that are sufficient to grant marketing approval. Additionally, because product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical trials its collaborators in earlier stages of clinical trials may eventually choose to discontinue later stage trials. For example, following initial promising results assessing the safety and efficacy of the Company's product candidate lirilumab for the treatment of various cancer indications, the Company's collaborator decided not to continue development after receiving Phase 2 clinical trial data. Moreover, in 2022, AstraZeneca informed Innate Pharma of the discontinuation of the Interlink-1 Phase 3 clinical trial assessing monalizumab in combination with cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck, as this combination did not meet a pre-defined threshold for efficacy.
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
The Company is currently developing monalizumab, lacutamab and IPH5201, and may develop other product candidates, in combination with one or more currently approved cancer therapies. Specifically, AstraZeneca is currently evaluating monalizumab in ongoing Phase 1, 2 and 3 trials in combination with durvalumab, an anti-PD-L1 immune checkpoint inhibitor. Lacutamab is also currently evaluated in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) in patients with PTCL (Peripheral T Cell Lymphoma). In addition, IPH5201 is also currently under clinical investigation, in a Phase 2 trial in combination with durvalumab and chemotherapy. Finally, IPH5301 is currently under clinical investigation in a Phase 1 trial in combination with a chemotherapy, paclitaxel and trastuzumab. Patients may not be able to tolerate the Company's product candidates in combination with other therapies, and preliminary clinical results indicate that monalizumab, for example, has no meaningful clinical activity as a monotherapy. Even if any product candidate the Company develops were to receive marketing approval or be commercialized for use in combination with other existing therapies, the Company would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with its product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and the Company would be subject to similar risks if the Company develops any of its product candidates for use in combination with other therapies or for indications other than cancer. This could result in its own products, if approved, being removed from the market or being less successful commercially.
The Company may also evaluate any of its current and future product candidates in combination with one or more other cancer therapies that have not yet been approved for marketing by the FDA, EMA or comparable foreign regulatory authorities. The Company will not be able to market and sell monalizumab, lacutamab, IPH5201 or IPH5301 or any other product candidate the Company develops in combination with any such unapproved cancer therapies that do not ultimately obtain marketing approval.
If the FDA, EMA or other comparable foreign regulatory authorities do not approve, revoke their approval of, or if safety, efficacy, manufacturing or supply issues arise with, the products or product candidates the Company chooses to evaluate in combination with monalizumab, lacutamab, IPH5201, IPH5301 or any other product candidate the Company develops, the Company may be unable to obtain approval of or market monalizumab or any other such product candidate the Company develops.

The Company are heavily dependent on the success of its current clinical-stage product candidates and the Company cannot be certain that the Company or its collaborators will be able to obtain regulatory approval for, or successfully commercialize, these product candidates.
The Company's business and future success depend on receiving regulatory approval for, and the commercial success of, its proprietary and partnered product candidates. The Company has agreements with AstraZeneca with respect to the advanced development, clinical trial collaboration and potential future registration and marketing of several of its product candidates, including monalizumab and IPH5201, and with Sanofi for the research and development of IPH6101/SAR'579, IPH6401/SAR’514 and IPH62. Its near-term prospects depend heavily on AstraZeneca’s successful clinical development and commercialization of monalizumab as well as the successful clinical development of its other product candidates. The clinical success of these product candidates will depend on a number of factors, including the ability and willingness of AstraZeneca and the Company's other collaborators to complete ongoing clinical trials for monalizumab or other partnered assets, the ability to complete the clinical trials for which the Company is responsible, and the safety, tolerability and efficacy of its product candidates.
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
The Company intends to continue to develop its product candidates that are currently in clinical trials, including monalizumab, lacutamab, avdoralimab, IPH5201, IPH5301 and IPH6101/SAR'579. Monalizumab is currently being investigated in multiple Phase 1, Phase 2 and Phase 3 clinical trials under a co-development agreement with AstraZeneca. Lacutamab is currently being investigated in an open-label, multi-cohort Phase 2 clinical trial in CTCL and in Phases 1 and 2 in PTCL. IPH5201 is currently being investigated in an open-label Phase 2 clinical trial. IPH5301 is currently being investigated in a Phase 1 clinical trial sponsored by the Institut Paoli-Calmettes. IPH6101/SAR'579 is currently investigated in a Phase 1/2 clinical trial sponsored by Sanofi. The clinical investigation of avdoralimab in bullous pemphigoid is not pursued and the will continue to evaluate its strategic options for potential next steps.
While the Company believes that it will eventually have the in-house capabilities to complete the development and/or support the development by a partner of monalizumab, lacutamab, avdoralimab, IPH5201, IPH5301 and IPH6101/SAR'579, the Company has not yet completed the clinical trials for these or other product candidates, and there can be no assurance that these or other product candidates will gain regulatory approval or become commercially viable.
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
The Company may not be successful in its efforts to identify, discover or develop additional product candidates, including those based on its innovative ANKET® technology.
The Company is seeking to develop a broad and innovative pipeline of product candidates in addition to monalizumab, lacutamab, avdoralimab, IPH5201, IPH5301 and IPH6101/SAR'579. The Company may not be successful in identifying additional product candidates for clinical development for a number of reasons. For example, its research methodology may be unsuccessful in identifying potential product candidates or the potential product candidates, the Company identifies may have harmful side effects, lack of efficacy or other characteristics that make them unmarketable or unlikely to receive regulatory approval.
Moreover, some of its innovative pipeline of product candidates are based on its innovative ANKET® platform which is not yet approved. The ANKET® platform consists of two different formats, tri-specific and tetra-specific antibodies. IPH6101/SAR'579, in partnership with Sanofi, a tri-specific antibody, which is the most advanced product candidate, is currently being investigated in a Phase 1 clinical trial. Another tri-specific antibody also developed in partnership with Sanofi is currently in preclinical stage (IPH6401/SAR’514). Another multi-specific is also developed in partnership with Sanofi (IPH62). Moreover, the Company is developing IPH6501, a tetra-specific proprietary antibody, which is currently moving towards an Investigational New Drug application, or IND. Even if the Company aims at maintaining a diversified pipeline, the use of an innovative technology represents additional risks in the product candidate development.
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
•potential product candidates and/or its ANKET® technology may, after further study, be shown to have harmful adverse effects or other characteristics that indicate they are unlikely to be effective drugs; or
•it may take greater human and financial resources to identify additional therapeutic opportunities for its product candidates or to develop suitable potential product candidates through internal research programs than the Company will possess, thereby limiting its ability to diversify and expand its product portfolio.
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
Any product candidate for which the Company obtains marketing approval, will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities, including requirements relating to manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, current good manufacturing practice, or cGMP, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, and requirements regarding the distribution of samples to physicians and recordkeeping. In addition, even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed, restrictions for specified age groups, warnings, precautions or contraindications or to the conditions of approval.
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
In the United States, the European Union and other foreign jurisdictions, there have been a number of legislative and regulatory changes to the healthcare system that could affect the Company's or its partners’ ability to sell its products profitably. By way of example, in the United States, the Patient Protection and Affordable Care Act, or ACA, as amended by the Health Care and Education Reconciliation Act, which the Company collectively refers to as the ACA, was enacted in March 2010 and is having a significant impact on the provision of, and payment for, healthcare in the United States. The ACA was intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against fraud and abuse, add new transparency requirements for the healthcare and health insurance industries, impose new taxes and fees on the health industry and impose additional health policy reforms.
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
Any of its product candidates for which the Company obtains marketing authorization, and the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the Food and Drug Administration (FDA), the European Medicines Agency, or EMA, and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing authorization of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a risk evaluation and mitigation strategy to ensure that the benefits of a drug or biological product outweigh its risks.
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
Lacutamab has been granted orphan drug designation for cutaneous T-cell lymphoma (CTCL) in Europe and in the United States and the Company may pursue orphan drug designation for another product candidate that the Company may develop in the future in the United States and/or Europe. However, there is no assurance the Company will be able to receive orphan drug designation for other product candidates that the Company may develop in the United States and/or Europe or for any other product candidate in any jurisdiction. Even if the Company is successful in obtaining orphan drug designation, orphan drug status may not ensure that the Company has market exclusivity in a particular market. Even if the Company obtains orphan drug exclusivity for any of its product candidates, that exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product. In addition, if another product is granted marketing approval and orphan drug exclusivity in the same indication for which the Company is developing a product candidate with orphan drug designation, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time.
A fast track, breakthrough therapy or other designation by the FDA, or equivalent in other territories, may not actually lead to a faster development.
The Company may seek fast track, breakthrough therapy or similar designation for its product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical need for this condition, the sponsor may apply for FDA fast track designation. The Company has received fast track designation in the U.S. and PRIME designation in EU for lacutamab for the treatment of adult patients with relapsed or refractory Sézary syndrome, or SS, who have received at least two prior systemic therapies.
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
•U.S. federal transparency requirements under the Physician Payments Sunshine Act, enacted as part of the Affordable Care Act (ACA), that require applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to track and annually report to CMS payments and other transfers of value provided to physicians and teaching hospitals, and certain ownership and investment interests held by physicians or their immediate family members; and
•analogous state or foreign laws and regulations, such as state anti-kickback and false claims laws, including the French “Bertrand Law”, French Ordinance n°2017-49 of January 19, 2017, and the UK’s Bribery Act 2010, which may apply to items or services reimbursed by any third-party payor, including commercial insurers, state marketing and/or transparency laws applicable to manufacturers that may be broader in scope than the federal requirements, state laws that require biopharmaceutical companies to comply with the biopharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government, state laws that require the reporting of information relating to drug and biologic pricing; state and local laws that require the registration of pharmaceutical sales representatives and state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect as HIPAA, thus complicating compliance efforts.
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
The Company may collect, process, use or transfer personal information from individuals located in the European Union in connection with its business, including in connection with conducting clinical trials in the European Union. The collection and use of personal health data in the European Union are governed by the provisions of the General Data Protection Regulation ((EU) 2016/679), or the GDPR. This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area, or EEA, including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The General Data Protection Regulation (GDPR) imposes additional responsibilities and liabilities in relation to personal data that the Company processes and the Company may be required to put in place additional mechanisms ensuring compliance with the new data protection rules. The GDPR applies across the European Economic Area (EEA) and, by virtue of the GDPR as it forms part of United Kingdom law in a broadly uniform manner through section 3 of the European Union (Withdrawal) Act 2018, or the UK GDPR, in the United Kingdom. However, the GDPR provides that EEA member states can make their own further laws and regulations to introduce specific requirements related to the processing of ‘special categories of personal data’, including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offenses or convictions – in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase the Company's costs and could increase its overall compliance risk. Such country-specific regulations could also limit its ability to collect, use and share data in the context of the Company's EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause its compliance costs to increase, ultimately having an adverse impact on Innate's business, and harming its business and financial condition. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on Innate's business, prospects, financial condition and results of operations. Moreover, in some European countries, including France, the hosting of personal health data must be carried out by specifically certified hosting service providers. The absence or suspension of the appropriate certification of such hosting service provider may adversely affect Innate Pharma's business, or even lead to penalties related to breach of security of personal data.

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
The Company has significant collaborations with AstraZeneca for the development of monalizumab, IPH5201 and other product candidates. The Company also collaborates with Sanofi for the development of IPH6101/SAR'579, IPH6401/SAR’514 and IPH62, and the Company may enter into additional collaborations for other of its product candidates or technologies in development. The Company cannot control the timing or quantity of resources that its existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of its products. Innate's collaborators may not perform their obligations according to its expectations or standards of quality. Innate Pharma's collaborators could terminate its existing agreements for a number of reasons, including that they may have other, higher priority products in development or because its partnered programs may no longer be a priority for them. If any of the Company's collaboration agreements were to be terminated, the Company could encounter significant delays in developing its product candidates, lose the opportunity to earn any revenues Innate expected to generate under such agreements, incur unforeseen costs, and suffer damage to the reputation of its product, product candidates and as a company generally.
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
The Company have incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. Innate's net income (loss) was €(58.1) million and €(52.8) million for the years ended December 31, 2022 and 2021, respectively. Substantially all of its net losses resulted from costs incurred in connection with its development programs and from selling, general and administrative expenses associated with its ongoing operations. The Company expects to incur significant expenses and operating losses for the foreseeable future.
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
Innate Pharma is currently advancing its product candidates through preclinical and clinical development, and anticipates relying on partners as the Company advances them. Innate currently retains the full development and marketing rights to lacutamab, avdoralimab and IPH5301 and may retain rights to additional proprietary product candidates in the future. The development of immunotherapy product candidates is expensive, and Innate expects its research and development expenses to increase as the Company advances its product candidates through clinical trials and regulatory approvals. If clinical trials are successful and if Innate obtains regulatory approval for product candidates that the Company develops, Innate expects to incur commercialization expenses before these product candidates are marketed and sold.

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
As of December 31, 2022, the Company had cash, cash equivalents, short-term investments and non-current financial assets of €136.6 million. The Company believes its cash, cash equivalents, short-term investments and non-current financial assets together with its cash flow from operations, will be sufficient to fund its operations for the next two years. However, in order to complete the development process, obtain regulatory approval and, if approved, commercialize its product candidates that the Company is developing in-house, including lacutamab, avdoralimab and IPH5301, develop its proprietary technology and develop a pipeline of additional product candidates, the Company will require additional funding. Innate's existing resources may not be sufficient to cover any additional financing needs, in which case new funding would be required. See “—the Company has incurred and may in the future incur significant operational losses related to its research and development activities.” The conditions and arrangements for such new financing would depend, among other factors, on economic and market conditions that are beyond its control, including the current volatility in the capital markets.
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
In July 2017, the Company entered into a loan and security agreement with Société Générale (the “Loan Agreement”) in order to finance the construction of its future headquarters. The Loan Agreement is secured by collateral in the form of financial instruments valued at €15.2 million held at Société Générale. As of December 31, 2022, Innate Pharma had drawn down €15.2 million under the Loan Agreement. The Loan Agreement subjects Innate to a covenant to maintain a minimum balance of its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end at least equal to the amount of outstanding principal under the Loan Agreement. Compliance with this covenant may limit its flexibility in operating its business and its ability to take actions that might be advantageous to Innate and its shareholders. For example, if the Company fails to meet its minimum cash covenant and Innate is unable to raise additional funds or obtain a waiver or other amendment to the Loan Agreement, Innate Pharma may be required to delay, limit, reduce or terminate certain of its clinical development efforts.
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

On August 2022, the Company requested the extension repayment of the non-dilutive financing of €28.7 million obtained in December 2021 in the form of two State Guaranteed Loans ( “PGE”), respectively for 20.0 and 8.7 million euros for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years
Innate is also subject to a €1.5 million PTZI loan (Prêt à Taux Zéro Innovation—interest-free loan for innovation) from Banque Publique d’Investissement, or BPI France, entered into in 2013. The PTZI loan is fully amortized as of December 31, 2021. In addition, in 2008 the Company entered into a finance lease agreement with Sogebail, a subsidiary of Société Générale. The present value of all minimum payments under this contract is nil as of December 31, 2021, the contract having expired. Innate's business, financial condition and results of operations could likewise be substantially harmed if, among other things, Innate Pharma fails to make payments under these agreements, or the Company breaches any of its covenants under these agreements.
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
In addition, although Innate may be eligible to receive an aggregate of approximately $3.6 billion in future contingent payments from existing collaboration agreements and any license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, there is no guarantee that the Company will receive any contingent payments or that its collaborators will exercise any options to license or acquire additional intellectual property rights in any of its programs. If its collaborators decide not to exercise such options with respect to a program, the Company will not receive the up-front option exercise fee and will not be eligible to receive any of the related commercial, development, royalty or other milestone payments. Even if its collaborators exercise such options with respect to a particular program, Innate Pharma may never achieve the related milestones for any number of reasons. The failure to receive milestone or royalty payments and the occurrence of any of the events above may have a material adverse impact on Innate's business, prospects, financial condition and results of operations.
The revenues generated from its collaboration and license agreements have contributed and are expected to contribute a large portion of its revenue for the foreseeable future.
The Company has entered into collaboration and license agreements with pharmaceutical companies, including AstraZeneca and Sanofi. The cash payments received from its partners were €56.9 million, €15.3 million and €57.8 million for the years ended December 31, 2022, 2021 and 2020, respectively.
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
As a French biopharmaceutical company, Innate benefits from certain tax advantages, including the Research Tax Credit (Crédit Impôt Recherche), which is a French tax credit aimed at stimulating research and development. The Research Tax Credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France and represented €7.9 million, €10.3 million and €13.1 million for the years ended December 31, 2022, 2021 and 2020, respectively. The Research Tax Credit is a source of financing to Innate that could be reduced or eliminated by the French tax authorities or by changes in French tax law or regulations.
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
Innate has accumulated tax loss carry forwards of €466.2 million as of December 31, 2022. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on Innate's business, prospects, financial condition, cash flows or results of operations.
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
Under Innate's license and collaboration agreements with AstraZeneca, the payments the Company receives are in U.S. dollars. The level of completion of the operations covered by this collaboration agreement is based on the costs converted at the historical exchange rate. The effects of reevaluation therefore have no impact on the technical progress used for revenue recognition. Consequently, there may be a difference between the level of completion that would take into account the last known rate and the level of completion as calculated. This difference could result in a future exchange gain or loss.
Moreover, in the future, Innate could generate part of its sales in the United States and part in Europe and could therefore be subject to an unfavorable euro/dollar exchange rate. Therefore, for example, an increase in the value of the euro against the U.S. dollar could be expected to have a negative impact on its revenue and earnings growth as U.S. dollar revenue and earnings, if any, would be translated into euro at a reduced value. The Company could also sign contracts denominated in other currencies, which would increase its exposure to currency risk. In accordance with Innate's business decisions, its exposure to this type of risk could change depending on:
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
On March 16, 2022, the Company received a notification from tax authorities relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years. A provision amounting to €1,270 thousand has been booked, based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company - Refer to Note 18. "Provisions".

Risks Related to Innate Pharma's Organization and Operations
There is a material weakness in the Company's internal control over financial reporting and if Innate Pharma is unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of its financial reporting may be adversely affected, which could hurt its business and/or lessen investor confidence.
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
In this context, in order to comply with Section 404(a) of the Sarbanes-Oxley Act within the prescribed timeframe, the Company initiated a project to improve the documentation and the evaluation of its internal control processes over financial information with the support of an expert company at the end of 2019. In addition, in order to make the information system, on which the management and production of financial information is based, more reliable, the plan aiming at transforming Innate's information system initiated in 2019 took shape with the launch of its new Enterprise Resource Planning, or ERP, on August 1, 2020. Since then, the Company has reinforced its internal control processes, especially those related to manual entries and management of significant and unusual transactions identified as a material weakness at the end of the 2020 financial year.
The Company's management carried out an evaluation of the effectiveness of its internal control at the end of the year ended December 31, 2022. See "Item 15. Controls and Procedures." Although significant progress has been observed in terms of improving the reliability of its internal control system, the management concluded in a material weakness. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in Innate Pharma's annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The control deficiencies identified are due to a lack of granularity and precision of the design and, constitute a material weakness in the aggregate primarily relating to (i) prevention or detection of material errors in the classification and presentation of the consolidated financial statements, and related disclosures and (ii) recording of all third-party services in the correct period. The deficiencies in control activities contributed to errors related to misclassification and presentation which have been corrected throughout 2022 and during the year-end closing.

Although the Company has identified corrective actions aiming at resolving the material weakness, the Company cannot give assurance that the measures taken to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. If the Company does not succeed in maintaining the appropriate level of internal control, it could result in material misstatements in its financial statements, result in the loss of investor confidence in the reliability of its financial statements and subject it to regulatory scrutiny and sanctions, which in turn could harm the market value of its ordinary shares and ADSs.
Innate's internal computerized systems, or those of its third-party contractors or consultants, may fail or suffer security breaches and be subject to malicious intent or cyber-attack, which could result in a material disruption of its product development programs and in its operations in general.
The Company has implemented a security policy that is intended to secure its data against impermissible access and to preserve the integrity and confidentiality of the data. Despite the implementation of such security measures, including a cybersecurity program, Innate's internal computer systems and those of its third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures, and other sources. Moreover, part of the Company's information system is “cloud”-based and thus is not fully under its control.
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
The Company has subscribed an insurance related to "cyber" and fraud. This insurance may be insufficient with regard to the level of financial, legal, operational and reputational impacts that could arise from a disruption or a break of the Company information systems.
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
As of December 31, 2022, the Company had 211 employees. As Innate's development plans and strategies develop, Innate Pharma must need additional managerial, operational, marketing, financial and other personnel.
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

The Company depends on qualified management personnel and its business could be harmed if Innate loses key personnel and cannot attract new personnel.
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
The current state of the world financial market and current economic conditions could have a material adverse impact on the Company's business, financial condition and results of operations.
The global economy is facing a number of actual and potential challenges, including the ongoing COVID-19 pandemic, the military conflict between Ukraine and Russia and the banking crises or failures, such as the recent Silicon Valley Bank failure. If the conditions in the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the ongoing COVID-19 pandemic, the military conflict between Russia and Ukraine, banking crises or other geopolitical events, the Company's business, financial condition and results of operation may be materially adversely affected.
In addition, increases in inflation raise the Company's costs for labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact its financial condition. Increases in inflation, along with the uncertainties surrounding the ongoing COVID-19 pandemic, geopolitical developments, banking crises and global supply chain disruptions, have caused, and may in the future cause instability and lack of liquidity in capital markets, potentially making it more difficult for Innate to obtain additional funds. Such risks and disruptions may also negatively impact Innate's supply chain, manufacturing arrangements, preclinical studies and clinical trials, which could have a materially adverse impact on its results of operations, financial condition and prospects. The extent and duration of the current economic conditions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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
Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, from time to time, the U.S. Congress, the USPTO or similar foreign authorities may change the standards of patentability and any such changes could have a negative impact on Innate's business. One example is the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in September 2011, and includes a number of significant changes to U.S. patent law. These changes included a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged and changes to the way patent applications are disputed during the examination process such as allowing third-party submission of prior art to the USPTO during patent prosecution. Changes in patent laws may also modify the jurisdictions relevant to patents. For example, in Europe, the unitary patent (UP), or "European patent with unitary effect", established under Regulation 1257/2012 of 17 December 2012, will provide a single supra-national patent right covering up to 25 EU Member States as from June 1st 2023 with transitional period as from January 1st 2023.

Trademarks
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
•ordinary share and American Deposit Share (ADS) price and volume fluctuations attributable to inconsistent trading volume levels of its ordinary shares and ADSs;
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
Innate's capital expenditures in the years ended December 31, 2020, 2021 and 2022 primarily related to acquisitions and additional considerations linked to purchased licenses, and acquisitions of laboratory equipments. Clinical research and development costs are not capitalized until marketing authorizations are obtained.

B.    Business Overview
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including five clinical product candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. Innate Pharma believes its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
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
The innate immune system is comprised of a variety of cells, including Natural Killer cells (NK cells), which are involved in anti-cancer immunosurveillance through a variety of modalities. Activation of the innate immune system also helps trigger the adaptive immune system to elicit a response directed against specific antigens and can provide durable immune memory. Innate's scientific expertise, strategic collaborations and discovery engine harness the potential of the innate immune system.

The Company is developing a pipeline of innovative immunotherapies that it believes have the potential to provide significant clinical benefits to cancer patients. The following table summarizes Innate's current pipeline.
In addition to these assets, the Company has an active development pipeline with programs in the discovery and preclinical stages.
Innate Pharma's collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, allow Innate to leverage the expertise and resources of large pharmaceutical companies and research institutions with the goal of accelerating the development, registration and launch of several of Innate Pharma's assets while providing the Company with financing to expand the development of its proprietary product candidates. Over the last ten years the Company has received an aggregate of approximately $645.2 million in upfront and milestone payments and equity investments from its collaborations. Under Innate's existing collaboration and license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, the Company may be eligible to receive an aggregate of approximately up to $3.6 billion in future contingent payments. With respect to the programs for which Innate Pharma has an existing collaboration or similar agreement, future contingent payments are dependent upon Innate's achievement of specified development, regulatory and commercial related milestones. With respect to the programs for which Innate Pharma's collaborators have been granted an option, future contingent payments are dependent upon Innate's collaborators exercising such options, which would result in up-front option exercise fees, and upon its achievement of specific development and sales milestones in those particular programs. The aggregate $3.6 billion in future contingent payments assumes that its collaborators exercise all of the options the Company has granted to them and that Innate achieves all related development, clinical, regulatory and sales milestones.
The Company's Strategy
Innate's goal is to harness the immune system for the treatment of oncological conditions with serious unmet medical need. By leveraging its extensive experience in immuno-oncology research and development, the Company strives to continue to discover and develop a broad and diversified portfolio of first and best-in class immunotherapies across various therapeutic modalities. The key elements of its strategy include:

•Drive near-term value with Innate's wholly owned product candidate, lacutamab
◦Execute the clinical development of its fully owned product candidate, lacutamab, for the treatment of patients with cutaneous T cell lymphoma (CTCL), namely Sézary syndrome and Mycosis Fungoides, or MF, and patients with peripheral T cell lymphoma (PTCL).
•Advance its innovative R&D pipeline
◦Expand its pipeline of proprietary product candidates that target novel pathways in immuno-oncology using its internal development engine.
◦Drive the development of its proprietary portfolio, including the next generation asset NK cell engagers (NKCEs) through Innate's proprietary Antibody-based NK cell Engager Therapeutics (ANKET®) platform and continuing to explore Antibody Drug Conjugates (ADC) formats.
•Build a sustainable business
◦Maximize the value of its partnered product candidates under its various collaboration, licence and option agreements, under which the Company has the potential to be eligible to receive up to an aggregate of approximately $3.6 billion in future contingent payments, including up-front option exercise fees and payments upon the achievement of specified development and sales milestones.
◦Invest in the ongoing clinical programs of monalizumab for the treatment of Non-small-cell lung carcinoma (NSCLC).
◦Continue to explore opportunities to accelerate the development of Innate's proprietary pipeline programs through additional collaborations.
◦Combine its disciplined business development strategy with its immuno-oncology research and development capabilities to further expand its product portfolio.
◦Manage its resources carefully and implement the efficiency measures necessary to optimize its resources.

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
•The first of these strategies is to directly target cancer cells through an antibody targeting a tumor antigen and causing its destruction. Lacutamab and the ANKET® platform molecules such as IPH6101/SAR'579 (CD123), IPH6401/SAR'514 (BCMA) and IPH62 (B7-H3) partnered with Sanofi, and proprietary IPH6501 (CD20) use this strategy.
•Another strategy, known as immuno-oncology, consists in unleashing the immune system. Innate Pharma has developed two approaches to immune-oncology:
◦Checkpoint inhibitors: the development of antibodies that target immune checkpoints has been one of the greatest advances in cancer treatment over the last ten years. Notably, the current approved checkpoint inhibitors target the CTLA-4 and PD-1/PD-L1 pathways on T cells. These treatments have shown an ability to activate T cells, shrink tumors and improve patient survival in a broad range of tumors. The Company is developing broad spectrum checkpoint inhibitors targeting inhibitory checkpoints expressed on several cell types in order to potentially increase the breadth and quality of anti-tumor response. Innate's most advanced checkpoint inhibitor product candidate, monalizumab, is potentially a first-in-class, dual checkpoint inhibitor designed to activate both tumor-infiltrating NK cells and CD8+ T cells, likely resulting in increased effector functions and greater killing of the tumor by the immune system. The Company has partnered with AstraZeneca to develop this product which is currently being tested in a Phase 3 clinical trial in unresectable, Stage III non small cell lung cancer (NSCLC) and a Phase 2 clinical trial in resectable, early-stage NSCLC.
◦Tumor’s microenvironment (TME): the TME can inhibit both innate and adaptive immune responses either by producing or degrading key metabolites or by recruiting suppressive cells, or both. For example, adenosine is one of the components of the TME that most broadly affects immune response. It is produced by the sequential degradation of extracellular adenosine triphosphate, or ATP, by the following two enzymes: first CD39, which degrades the ATP into adenosine monophosphate, or AMP, and then second, CD73, which impairs the AMP into adenosine. For this reason, this pathway has attracted significant development efforts that have been focused primarily on the downstream part of the adenosine degradation cascade, CD73 and the adenosine receptors. The Company is developing IPH5301, a potentially best-in-class anti-CD73 antibody, and has also focused on the upstream part of the cascade through IPH5201, an anti-CD39 antibody, in order to block the production of immunosuppressive adenosine and increase the pool of immuno-stimulatory extracellular ATP. The Company believes this approach is also potentially mechanistically synergistic with many therapies such as checkpoint inhibitor, tumor-targeting product etc., as shown by the results of the COAST randomized Phase 2 study, where AstraZeneca's anti-CD73 oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC). Similarly, results from NeoCoast randomized Phase 2 study showed that one cycle of neoadjuvant oleclumab in combination with durvalumab improved MPR (Major Pathological Response) and pCR (pathological Complete Response) rates versus durvalumab alone, in stage I-IIIA resectable NSCLC patients.

The Company is using its leading antibody engineering capabilities to generate classic antibody formats as well as innovative first-in-class antibody-derived drug candidates and synthetic molecules such as NKCEs from Innate's ANKET® platform, to harness the anti-tumor activity of NK cells.
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
•The Company has also developed a proprietary technological platform, named ANKET® (for Antibody-based NK cell Engager Therapeutics), which develops multi-specific antibody formats that leverage an activating receptor, NKp46. Its multi-specific antibodies co-engage NKp46, with or without CD16, a tumor antigen and depending on the need, a variant of the interleukin-2 (IL-2v) molecule. This approach has the potential to more effectively mobilize NK cells than anti-tumor cytotoxic antibodies because, in the TME of many solid tumors, CD16, the receptor mediating the killing of tumor cells by IgG1 antibodies, can be downregulated on NK cells whereas NKp46 expression is frequently expressed on tumor-infiltrating NK cells.

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
KIR3DL2 is a receptor of the Killer Immunoglobulin like Receptor (KIR) family. In its preclinical studies, the Company has observed that KIR3DL2 is not expressed on healthy tissues, except on a subset of NK cells (36%) and T cells (12% of CD8+ and 4% of CD4+) (IPH internal data). In addition, KIR3DL2 is expressed in T-cell lymphoma: 65% of CTCL patients express KIR3DL2 with approximately 50% of patients with MF, the most common type of CTCL expressing KIR3DL2 (Battistella, 2017). This frequency increases for the most aggressive CTCL subtypes, including 90% of Sézary syndrome (Roelens, 2019). Lastly, approximately 50% of patients with PTCL also express KIR3DL2 (Cheminant, ICML Meeting, 2019).
In January 2019, the Food and Drug Administration (FDA) granted lacutamab Fast Track Designation for the treatment of adults with relapsed/refractory (r/r) Sézary syndrome who have received at least two prior systemic therapies. In November 2020, Innate Pharma received Priority Medicines (PRIME) designation from the EMA for lacutamab, for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies. Lacutamab has also been granted orphan drug designation by the FDA and orphan designation by the EMA for the treatment of CTCL. The US Fast-Track and EU PRIME designations support the potential for lacutamab to benefit Sézary Syndrome patients in need of new treatment options. The ongoing Phase 2 TELLOMAK trial, initiated in May 2019, continues to evaluate lacutamab in different subtypes of TCL. In addition, two PTCL trials were initiated in 2021: a Phase 1b monotherapy study sponsored by Innate Pharma and a Phase 2 study evaluating the combination of lacutamab and GemOx sponsored by the LYSA group. These PTCL studies are an important element of the life-cycle of lacutamab.
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

CTCL Type	Frequency among CTCL (%) Worldwide	5-year disease-specific survival (%)
Mycosis fungoides	62	88
Primary cutaneous CD30+ lympho-proliferative disorders	16	95-99
Primary cutaneous CD4+ small/medium T-cell lymphoproliferative disorder	2	100
Mycosis fungoides variants	6	75-100
Sézary syndrome	3	36
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
Multi-agent chemotherapy is the recommended first line treatment for the majority of patients with PTCL. Brentuximab vedotin is approved in combination with first line chemotherapy for patients with CD30-

positive PTCL. For patients who are eligible, subsequent stem cell transplantation is a potentially curative option but it is limited to a minority of patients. Despite these treatments, a high proportion of patients need second line therapy. Belinostat (marketed as Beleodaq), pralatrexate (marketed as Folotyn) and romidepsin (marketed as Istodax) have each been approved by the FDA in this setting, but efficacy is generally limited. In the respective non-randomized clinical registration trials, the response rate to belinostat, pralatrexate and romidepsin were each less than 30%, and the median duration of response was approximately 10 months for belinostat and pralatrexate (O'Connor, 2015 ; O'Connor, 2011; Coiffier, 2012). None of these treatments have been approved by the EMA.
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
c.Clinical Trials
Below is a summary of the clinical trials of lacutamab.

Trial	Status	Sponsor	Number of Patients in Trial	Regimen	Indication(s)
Phase 1	Completed	Innate Pharma	44	Monotherapy	Advanced CTCL (SS, MF)
Phase 2 (TELLOMAK)	Ongoing	Innate Pharma	up to 160	Monotherapy	Advanced CTCL (SS, MF)
Phase 1b	Ongoing	Innate Pharma	20 initially + 20 depending on preliminary data	Monotherapy	Relapsed/Refractory PTCL that express KIR3DL2
Phase 2 (KILT)	Ongoing	LYSA	56	Lacutamab + GemOx vs GemOx	Relapsed/Refractory PTCL that express KIR3DL2
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
Lacutamab was generally well tolerated. The most common adverse effects, or AEs, were peripheral edema (27%) and fatigue (20%), all of which were grade 1 or 2. Lymphopenia was the most frequent IPH4102-related adverse event and occurred in six (14%) patients (three (7%) grade 3). One patient developed possibly treatment-related fulminant hepatitis six weeks after lacutamab discontinuation and subsequently died. However, the patient had evidence of human herpes virus-6B infection. Six possibly treatment-related, grade 3 or above adverse events were observed in five patients (11%) and only four patients (9%) stopped treatment as a result of an adverse event. One patient stopped treatment because of grade 2 peripheral neuropathy, one patient stopped treatment because of grade 3 general malaise, one patient because of grade 3 skin pain and one patient stopped treatment because of several adverse events, including renal injury, respiratory failure, dysphagia and sepsis.
ii.Phase 2 Clinical Trial (TELLOMAK) - CTCL
In May 2019, the Company initiated a global, open-label, multi-cohort Phase 2 clinical trial, known as TELLOMAK. This clinical trial is being conducted at approximately 50 sites within the United States and Europe (France, Italy, Spain, Germany, Belgium, Poland and Austria). The trial aims to evaluate the efficacy and safety of lacutamab in patients with advanced T-cell Lymphoma. Approximately 160 patients will be recruited for the trial, approximately 60 patients with Sézary syndrome who have received at least two prior treatments (Cohort 1), and approximately 100 patients with MF who have received at least two prior systemic therapies (Cohorts 2, 3 and all-comers). Cohorts 2 and 3 recruited KIR3DL2 expressing and non-expressing patients respectively based on an IHC assay for use on frozen tissue. The cohorts were designed using Simon 2-stage approach which pre-defined an efficacy threshold in Stage 1 before continuing to stage 2. While Cohort 2 continues to Stage 2, the pre-specified threshold for Cohort 3 was not met, and was therefore closed in March 2022.
In March 2022, the Company announced the opening of a new mycosis fungoides (MF) all-comers cohort in the TELLOMAK study. The all-comers cohort will recruit both KIR3DL2 expressors and non-expressors to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay as a companion diagnostic. The following graphic depicts the latest trial design :
The primary endpoint of the trial is objective response rate, measured using the 2011 Olsen criteria for CTCL. Key secondary measures include incidence of treatment-emergent AEs, the effect of skin disease on quality of life as measured by the Skindex29 questionnaire, pruritus as measured by the Visual Analog

Scale, progression-free survival and overall survival. The results of the dedicated Sézary syndrome cohort may support a future Biologics License Application (BLA) submission to the FDA.
The TELLOMAK study experienced some supply issues within 2019/2020 which lead to clinical hold, now resolved and summarized below:
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
Preliminary Data from TELLOMAK has been communicated externally
•In February 2021, the Company announced that lacutamab demonstrated a positive early signal in Cohort 2 testing lacutamab in KIR3DL2 expressing MF patients in the TELLOMAK trial. This cohort reached the pre-determined number of responses needed to advance to stage 2, allowing the Company to recruit additional patients.
•The preliminary data from cohorts 2 and 3 were presented at the ICML and EORTC congresses in July and October 2021 respectively. Of note, the preliminary data concluded:
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

•MF Cohorts 2 and 3 Stage 1 data were presented at the EORTC congress in September 2022. As of the March 4, 2022 data cutoff
◦Patients in the KIR3DL2 ≥1% subgroup (cohort 2) received a median of four prior systemic therapies, and had a median follow-up of 12.2 months. Objective response rate (ORR) was 28.6% (95% CI 13.8-50.0) including two complete responses and four partial responses. Median PFS was 12.0 months (4.6-15.4) and Median Duration of Response was 10.2 months (4.6-NA).
◦Patients in the KIR3DL2 <1% subgroup (cohort 3) received a median of 4.5 prior systemic therapies and had a median follow-up of 13.8 months. ORR was 11.1% (3.1-32.8) with a median PFS of 8.5 months (4.1-NA)
◦Within the advanced and heavily pre-treated population enrolled in TELLOMAK, Lacutamab continues to demonstrates clinical activity with a favorable safety profile.
◦Lacutamab showed low immunogenicity and reached target concentration in both the KIR3DL2 expressing and non-expressing patients.
◦Enrollment to TELLOMAK continues* and final data in 2023 with long-term follow-up will provide more mature conclusions, including on duration of response and progression free survival.
• Interim Data from SS Cohort 1 was presented at the ASH congress in December 2022. As of the 29 April 2022 Data Cut-off, Lacutamab demonstrates clinical activity with a favorable safety profile. Specifically.
◦The study population has advanced (IVA, IVB), highly refractory disease, and was heavily pre-treated, with a median of 6 prior lines of therapy.
◦Skin ORR in ITT is 35.1% (95% CI: 21.8-51.2) and within and EES is 37.1% (95% CI: 23.2-53.7).
◦Blood ORR in ITT is 37.8% (95% CI: 24.1-53.9) with 21.6% (8/37) achieving CRs; in EES 40.0% (95% CI: 25.6-56.4) with 22.9% (8/35) CRs.
◦Within the subgroup of patients that achieved a global response, mDoR is 10.8 months (95% CI: 6.2-12.3) with median time to global response of 4.4 months (range =1.0;6.5); median time to blood and skin response was 1.0 months (range = 1.0;6.5) and 2.8 months (range= 0.9;10.2) respectively.
◦Enrollment to TELLOMAK continues. Final data with long-term follow-up will provide more mature conclusions.
•Final Data Readouts for TELLOMAK are expected in H2 2023.
iii.Clinical Trials in PTCL
The Company has launched a multi-pronged strategy to evaluate lacutamab in KIR3DL2 expressing PTCL.
A company-sponsored multi center Phase 1b monotherapy trial evaluating lacutamab in relapsing KIR3LD2 expressing PTCL patients is ongoing. This trial is recruiting patients in the United States and South Korea. Approximately 20 patients will be initially included in the study, and 20 more may be added based on safety and preliminary level of clinical activity. The primary endpoint is safety. Preliminary data is expected in H2 2023.

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
b.Rationale for combinations with monalizumab
The Company is primarily focused on investigating monalizumab in combination with durvalumab is an antibody directed against PD-L1. PD-L1 and HLA-E are both up-regulated on many cancer cells, and they have both been observed to suppress tumor immune response and contribute to tumor progression. Innate Pharma's preclinical data support its hypothesis that a monalizumab and durvalumab combination therapy may result in a greater anti-tumor immune response than durvalumab alone by blocking both the PD-1/PD-L1 and the NKG2A/HLA-E inhibitory pathways.
The following illustration depicts the way in which monalizumab, in combination with durvalumab, is designed to result in greater anti-tumor activity.

The rationale for this combination is further supported by the favorable tolerability profile of monalizumab that the Company observed in preclinical studies and earlier clinical trials, suggesting that monalizumab is generally not expected to negatively impact the safety profile of combination partner drugs.
c.Indication
Monalizumab has been evaluated in clinical trials in head and neck, lung and other cancer indications. Innate has been responsible for the conduct of the IPH2201-203 study in head and neck squamous cell carcinoma, while AstraZeneca is conducting all other trials (except for the External Sponsored studies).
In lung cancer, AstraZeneca is conducting a randomized Phase 3 study PACIFIC-9 of monalizumab or oleclumab plus durvalumab in unresectable, Stage III NSCLC setting for patients who have not progressed after concurrent chemoradiation therapy. PACIFIC-9 follows on from the signal observed in Phase 2 study in unresectable Stage III NSCLC (COAST). Separately, in resectable early-stage NSCLC, AstraZeneca has conducted a randomized Phase 2 trial with neoadjuvant treatment (NeoCOAST) and also has an ongoing Phase 2 trial (NeoCOAST-2), with neoadjuvant and adjuvant treatment, that includes an arm with durvalumab in combination with chemotherapy and monalizumab.
In head and neck cancer, monalizumab was being evaluated in combination with cetuximab in the Phase 2 IPH 2201-203 study and the Phase 3 INTERLINK-1 trial. In 2022, Innate shared that a planned futility interim analysis of the INTERLINK-1 Phase 3 study sponsored by AstraZeneca did not meet a pre-

defined threshold for efficacy. Based on this result and the recommendation of an Independent Data Monitoring Committee, AstraZeneca informed Innate that the study would be discontinued. There were no new safety findings. AstraZeneca plans to share the data in due course. Following Interlink-1 ending, the IPH2201-203 Phase 1b/2 clinical trial will progress to study closure.
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
d.Clinical Development Plan
i.Overview
Monalizumab is being investigated for the treatment of NSCLC. Below is a summary of ongoing clinical trials in oncology that AstraZeneca is conducting to evaluate monalizumab
ii.Clinical Development Plan in Lung Cancer
AstraZeneca conducted COAST a randomized trial investigating durvalumab alone or in combination with either oleclumab (anti-CD73 monoclonal antibody) or monalizumab (anti-NKG2A monoclonal antibody) in patients with locally advanced, unresectable Stage III NSCLC who had not progressed after chemoradiotherapy (CRT). The PACIFIC-9 Phase 3 trial for both combinations of monalizumab or oleclumab plus durvalumab in unresectable, Stage III NSCLC setting for patients who had not progressed after concurrent chemoradiation therapy is now ongoing.
Separately, AstraZeneca has evaluated the effectiveness and safety of neoadjuvant durvalumab alone or in combination with monalizumab or oleclumab in subjects with resectable, early-stage (Stage I [>2cm] to IIIA) non-small cell lung cancer (NeoCOAST) and in 2022 initiated the Phase 2 trial, NeoCOAST-2, with neoadjuvant and adjuvant treatment, that includes an arm with durvalumab in combination with chemotherapy and monalizumab.
iii.Clinical Development Plan in Head and Neck Cancer
Innate and AstraZeneca have evaluated monalizumab in combination with cetuximab in R/M SCCHN IO naïve or IO pretreated in a Phase 1b/2 study (IPH2201-203). Based on the results and the unmet need in the IO-pretreated population, AstraZeneca and Innate elected to advance this program to a Phase 3 study (INTERLINK-1). Dosing of the first patient in this trial triggered a $50 million milestone payment from AstraZeneca to Innate in October 2020.
•IPH2201-203
IPH2201-203 is an open-label, Phase 1b/2 clinical trial in combination with cetuximab and/or durvalumab in patients with R/M SCCHN. This study is sponsored by Innate Pharma. It includes:
•a Phase 1b dose-escalation portion
•a Phase 2 portion comprising three expansion cohorts:
◦Cohort 1, which enrolled 43 patients, evaluated the combination of monalizumab and cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who had been previously treated with chemotherapy alone or chemotherapy followed by checkpoint inhibitors;
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
•Following Interlink-1 ending, the IPH2201 - 203 Phase Ib/2 clinical trial will progress to study closure.
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
ii.Lung Cancer: Phase 2 NeoCOAST Study
In March 2022, the Phase 2 NeoCOAST multi-drug platform study assessing the safety and efficacy of neoadjuvant durvalumab in combination with chemotherapy and oleclumab, monalizumab or danvasirten and adjuvant treatment in participants with resectable, early-stage non-small cell lung cancer has been accepted for an oral presentation on 11 April 2022 at the Annual Meeting 2022 of the American

Association for Cancer Research (AACR).” The study demonstrated that a single cycle of neoadjuvant durvalumab combined with oleclumab, monalizumab, or danvatirsen produced numerically improved MPR rates (19, 30 and 31.2%, respectively) compared with durvalumab alone (11.1%). No differences in pCR rates were observed between treatment arms.
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
Based on these results, a randomized Phase 3 trial, INTERLINK-1, had started to evaluate the combination monalizumab + cetuximab versus cetuximab + placebo in R/M SCCHN post platinum and post anti-PD-(L)1 patients.
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
f.Main Ongoing Clinical Trials in Lung Cancer
AstraZeneca conducted a Phase 2 randomized studies investigating Imfinzi alone or in combination with either oleclumab (anti-CD73 monoclonal antibody) or monalizumab (anti-NKG2A monoclonal antibody) in patients with locally advanced, unresectable Stage III NSCLC who had not progressed after CRT (COAST).
In February 2022, AstraZeneca initiated a Phase 3 clinical trial, PACIFIC-9, evaluating durvalumab (anti-PD-L1) in combination with monalizumab (anti-NKG2A) or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III NSCLC who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT). The study continues to enroll with 999 participants anticipated overall.
In September 2021, AstraZeneca announced plans to start a Phase 2 trial, NeoCOAST-2, with neoadjuvant and adjuvant treatment that includes an arm with durvalumab in combination with chemotherapy and monalizumab, in patients with resectable, early-stage (II to IIIA) NSCLC. NeoCOAST-2 started in April 2022 and continues to enrol patients.
g.Partnership with AstraZeneca
On April 24, 2015, the Company signed a co‑development and commercialization agreement with AstraZeneca to accelerate and broaden the development of monalizumab. AstraZeneca obtained full oncology rights to monalizumab in October 2018. The financial terms of the agreement include potential cash payments of up to $1.225 billion to Innate Pharma. With the addition of the $50 million payment triggered by dosing the first patient in the Phase 3 PACIFIC-9 clinical trial, Innate Pharma has received $450 million to date. AstraZeneca will book all sales and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive if it chooses to co-promote the licensed products in certain European countries a 50% share of the profits and losses in these territories. Should Innate Pharma elect not to co-promote, its share of profits in Europe will be reduced by a specified amount of percentage points not to exceed the mid-single digits. Innate will co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation on Innate’s financial commitment.

Avdoralimab (IPH5401), an Anti-C5aR Antibody
The Company has decided to discontinue the development of avdoralimab in bullous pemphigoid. The Company will continue to evaluate out-licensing as a potential next step.

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

T reg, B cells and
myeloid cells
B cells and
T CD8+
CD39
CD73
IPH5201
IPH5301
NK cell
ATP
AMP
Adenosine
IMMUNO
SUPPRESSION
Tumor spreading
T cell
Tumor cell

IPH5201 could potentially exhibit a favorable safety and efficacy profile in patients with early stage or advanced/metastatic disease in selected solid tumors, including serving as a candidate for combination treatments with immune therapeutic agents (ie, PD-L1 targeting durvalumab). Inhibition of the PD-L1 and PD-1 immune checkpoint pathway has elicited durable antitumor responses and long-term remissions in a subset of patients with a broad spectrum of cancers (Zou et al, 2016). However, a considerable proportion of patients remain unresponsive to these treatments (known as innate resistance), and one-third of patients relapse after initial response (known as adaptive resistance), which suggests that multiple non-redundant immunosuppressive mechanisms coexist within the tumor microenvironment (Vijayan et al,

2017). Combined blockade of CD39 and PD-L1, with IPH5201 and durvalumab, respectively, can hypothetically increase response rates and improve response duration when compared to durvalumab monotherapy by altering the balance of ATP and adenosine in the tumor microenvironment. This is supported by the results of the COAST randomized Phase 2 study, where anti-CD73 oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) (Herbst, JCO, 2022) , as well as in results from NeoCoast randomized Phase 2 study showing that one cycle of neoadjuvant oleclumab in combination with durvalumab improved MPR (Major Pathological Response) and pCR (pathological Complete Response) rates versus durvalumab alone, in stage I-IIIA resectable NSCLC patients (Cascone, AACR 2022).
b.Indication
IPH5201 has been evaluated in a Phase 1 clinical in advanced solid tumors, in monotherapy and in combination with durvalumab.
Innate is responsible for the conduct of a Phase 2 study (MATISSE) with neoadjuvant and adjuvant treatment of IPH5201 in combination with durvalumab +/- chemotherapy, in resectable early-stage NSCLC. The trial has started and is awaiting first patient.
Lung cancer is the second most common cancer in both men and women, with an estimated 234,030 new cases of lung cancer in the United States in 2018, and remains the main cause of cancer-related deaths worldwide. Resectable, early‑stage NSCLC is considered a potentially curable disease, and the standard of care is surgery alone or surgery with adjuvant or neoadjuvant platinum‑based doublet chemotherapy (NCCN 2022). However, patients had 5‑year survival rates ranging from approximately 70% for Stage IA1 NSCLC to 20% for Stage IIIA NSCLC (Chansky, 2017). Recently, the role of PD-1/PD‑L1 inhibition has been evaluated for the treatment of resectable, early‑stage NSCLC in adjuvant and neoadjuvant setting. Based on ImPower010 results (Felip 2021), adjuvant atezolizumab, following resection and platinum-based chemotherapy, has been approved for patients with stage II to IIIA NSCLC by FDA in October 2021. Based on results of CheckMate-816 trial (Girard, 2022), the FDA granted approval on 4 March 2022 to the combination of nivolumab plus platinum-doublet chemotherapy for the neoadjuvant treatment of non–small cell lung cancer prior to surgery. The use of perioperative immune checkpoint inhibitors in both neo-adjuvant and adjuvant setting is under evaluation in several trials.
c.Non Clinical Development
The rationale is supported by the analysis of anti-tumor immune responses in tumor-challenged CD39 deficient mice and by its non-clinical data for IPH5201 in mouse tumor models.
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
The Company's non-clinical studies demonstrated that IPH5201 blocking CD39 mAb effectively targets and inhibits CD39 (soluble and membrane form) activity, reverses adenosine-mediated T cell suppression, and enhances ATP‑dependent macrophages and DC activation (adenosine independent). IPH5201 synergized with a blocking mAb against CD73 to restore activation of T cells isolated from cancer patients in vitro (Perrot, 2019). In syngeneic tumor-bearing human CD39 knock-in mice, the Company observed that a mouse version of IPH5201 enhanced the antitumor effects of PD-L1 blockade.

CD39 is expressed in both squamous and adenocarcinoma subtypes of NSCLC with expression noted across disease stages (Anceriz, ESMO-IO 2022, Poster 190P, abstract 384). In a mouse tumor model engrafted in huCD39KI mice, moIPH5201 was able to decrease the human CD39 enzymatic activity and to lower the Ado level in situ. In vitro, chemotherapies induced extracellular ATP release by tumor cells and IPH5201 was able to accumulate the released ATP, following chemotherapy treatment. Finally, as shown in the figure below, in vivo, in a mouse tumor model engrafted in huCD39KI mice, moIPH5201 improved the anti-tumor efficacy of gemcitabine and anti-PD-L1 combination. The 3 graphs on the left (A) show the best tumor volume change in percentage, for each treated group in comparison to the control group. The diagram on the right outlines survival in each group.

Altogether, the expression profile of CD39 in early-stage NSCLC and preclinical combination data support the clinical evaluation of IPH5201 in combination with Durvalumab and chemotherapies in early-stage NSCLC patients.
d. Clinical Trials
In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201. As part of this collaboration, A Phase 1 clinical trial (NCT04261075), sponsored by AstraZeneca, with first patient treated in March 2020, evaluating IPH5201, an anti-CD39 blocking monoclonal antibody, in adult patients with advanced solid tumors. The purpose of the study was to evaluate IPH5201 as monotherapy and in combination with durvalumab (anti-PD-L1) and with or without oleclumab (anti-CD73 monoclonal antibody). This multicenter, open-label, dose-escalation Phase 1 study evaluated the safety, tolerability, antitumor activity, pharmacokinetics (PK), pharmacodynamics (PD) and immunogenicity of IPH5201 alone, or in combination with AstraZeneca’s anti-PD-L1 therapy, durvalumab, with or without its anti-CD73 monoclonal antibody, oleclumab. The current study status is completed and results were presented at the ESMO-IO congress (Imbimbo, Poster 188P, abstract 472). IPH5201 was well tolerated when used alone or in combination with durvalumab up to a dose of 3000 mg Q3W. The safety profile was manageable, with the most common treatment-related adverse events being infusion-related reactions and fatigue; no new safety signals were identified beyond those observed with durvalumab monotherapy. No maximum tolerated dose (MTD) was identified. PK of IPH5201 was non-linear at ≤300 mg and linear at ≥1000 mg. The PD profile, including inhibition of CD39 activity in the tumours of patients treated with IPH5201, was consistent with the proposed mechanism of action for IPH5201.
As clinical activity results, 22/57 patients (38.6%) had stable disease as their best overall response; there were no partial or complete responses. In IPH5201 monotherapy subgroup, 17/38 patients (44.7%) had stable disease as their best overall response

IPH5201				IPH5201 + durvalumab			Total (N=57)
	100 mg (n=3)	300 mg (n=3)	1000 mg (n=13)	3000 mg (n=19)	300 mg (n=4)	1000 mg (n=8)	3000 mg (n=7)	
Best overall response, n (%)								
SD	3 (100.0)	1 (33.3)	8 (61.5)	5 (26.3)	2 (50.0)	0	3 (42.9)	22 (38.6)
PD	0	2 (66.7)	5 (38.5)	11 (57.9)	2 (50.0)	8 (100.0)	3 (42.9)	31 (54.4)
NE	0	0	0	3 (15.8)	0	0	1 (14.3)	4 (7.0)
Disease control ≥12 weeks, n (%)	3 (100.0)	1 (33.3)	6 (46.2)	4 (21.1)	2 (50.0)	0	3 (42.9)	19 (33.3)
Median PFS, months (95% CI)	NC (4.1, NE)	1.3 (1.3, NE)	2.5 (1.3, 5.3)	1.4 (1.3, 2.8)	6.9 (1.4, NE)	1.3 (0.8, 1.4)	1.4 (0.7, 6.2)	1.4 (1.4, 2.5)
Median OS, months (95% CI)	12.5 (9.8, NE)	13.1 (1.6, NE)	8.2 (4.4, 8.7)	7.0 (4.3, 11.2)	NC (2.1, NE)	4.2 (2.7, NE)	11.2 (1.0, NE)	8.2 (5.9, 10.9)

A.
Best change from baseline (%)
SD
PD
NE
IPH5201 100mg
IPH5201 300mg
IPH5201 1000mg
IPH5201 3000mg
New lesion
0%
0%
Pancreatic
Pancreatic
Pancreatic
CRC
Pancreatic
Ovarian
Thyroid
NSCLC (sq)
Pancreatic
Pancreatic
NSCLC (sq)
CRC
CRC
Pancreatic
Pancreatic
Pancreatic
NSCLC (sq)
Pancreatic
NSCLC (ad)
CRC
NSCLC (sq)
Pancreatic
NSCLC (sq)
NSCLC (sq)
Pancreatic
Pancreatic
CRC
Ovarian
NSCLC (sq)
NSCLC (ad)
Pancreatic
Prostate
Pancreatic
Pancreatic
Appendix
Appendix
Pancreatic
B.
160%
Best change from baseline (%)
SD
PD
NE
New lesion
IPH5201 300mg + Durva
IPH5201 1000mg + Durva
IPH5201 3000mg + Durva
0%
Pancreatic
Skin (SCC)
Pancreatic
Pancreatic
CRC
Endometrial
CRC
NSCLC (sq)
Pancreatic
Pancreatic
NSCLC (sq)
CRC
CRC
Osteosarcoma
Cervical
CRC
Pancreatic
Prostate
Ampullary

ad, adenocarcinoma; CRC, colorectal cancer; Durva, durvalumab; NC, not calculated; NE, not evaluable; NSCLC, non-small-cell lung cancer; OS, overall survival; PD, progressive disease; PFS, progression-free survival; scc, squamous cell carcinoma; SD, stable disease; sq, squamous

IPH5201 will be evaluated further in combination with durvalumab and chemotherapy, in an upcoming Phase 2, Multicenter, open-label, non-randomized study of neoadjuvant and Adjuvant Treatment with IPH5201 and durvalumab in patients with resectable, early-Stage (II-IIIA) non-Small-cell lung cancer (MATISSE). The trial has started and is awaiting first patient.
e.Partnership
In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone payment to Innate under the companies’ October 2018 multi-product oncology development collaboration. Innate made a €2.7 million milestone payment to Orega Biotech SAS after the dosing of the first patient in the Phase 1 pursuant to Innate’s exclusive licensing agreement (see section 10C).
In June 2022, the 2018 CD39 Option Agreement was amended. Innate received a $5M milestone payment from AstraZeneca upon signature of the amendment and is responsible for conducting a new Phase 2 multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201, durvalumab, and chemotherapy in patients with resectable, early-stage Non-small Cell Lung Cancer (NSCLC). The "MATISSE" Study has started and is awaiting first patient. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs. Innate made a €0.6 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

IPH5301, an Anti-CD73 Antibody Targeting the Immunosuppressive Adenosine Pathway
a.Mechanism & Rationale
Targeting the pathway that metabolizes adenosine triphosphate (ATP) to adenosine in the tumor microenvironment is an emerging therapeutic strategy to promote antitumor immunity (Di Virgilio and al., 2018, Leone and al., 2018, Vijayan, 2017). Within the tumor microenvironment, extracellular ATP is released by dying cells and has an immune-stimulatory activity, promoting activation of antigen presenting cells, and a subsequent immune response (de Andrade Mello et al., 2017; Ghiringhelli et al., 2009). The extracellular enzyme CD39 hydrolyses ATP into adenosine diphosphate (ADP) and adenosine monophosphate (AMP) in the extracellular space, and CD73 ectonucleotidase (NT5E, ecto-5’-nucleotidase) further metabolizes AMP to adenosine (Allard, 2016). Adenosine exerts immunosuppressive effects on both the myeloid and lymphoid compartments (de Andrade Mello et al., 2017). In T cells, adenosine inhibits effector T cell activation, induces T cell anergy and expands T regulatory cells (Ehrentraut et al., 2012; Romio et al., 2011; Zarek et al., 2008). Finally, adenosine inhibits NK cell-mediated tumor cell lysis (Beavis et al., 2013).
The benefit of targeting CD73 in oncology has been further demonstrated by results of the COAST randomized Phase 2 study, where anti-CD73 oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) (Herbst, JCO, 2022), as well as in results from NeoCoast randomized Phase 2 study showing that one cycle of neoadjuvant oleclumab in combination with durvalumab improved MPR (Major Pathological Response) and pCR (pathological Complete Response) rates versus durvalumab alone, in stage I-IIIA resectable NSCLC patients (Cascone, AACR 2022).
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
c.Preclinical Development
CD73 immunohistochemistry studies have revealed that in breast, pancreas and ovarian cancers the vast majority of patients expressed CD73 on either tumor or stromal cells (Wang et al; Oncotarget 2017, Innate Pharma Internal data). Additionally, high expression of CD73 in tumors has been associated with poor prognosis in a variety of cancer types : Non-Small Cell Lung Cancer, Prostate cancer, TNBC, Ovarian cancer, Colorectal cancer, and Gastric cancer (Inoue et al. 2017; Leclerc et al. 2016; Loi et al. 2013; Gaudreau et al. 2016; Wu et al. 2016; Lu et al. 2013).
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
d.Ongoing Clinical Trial
In December 2021, Innate Pharma initiated an investigator-sponsored Phase 1 trial of IPH5301, in collaboration with the Institut Paoli-Calmettes. CHANCES-IPC 2021-008 (NCT05143970) is a First In Human, Phase 1, multicenter, European study evaluating an anti-CD73, IPH5301, in advanced and/or metastatic cancer. The trial will be conducted in two parts. The Part I-Dose escalation aims to identify the maximum tolerated dose (MTD) of IPH5301 agent in monotherapy and recommended Phase 2 dose (RP2D) for future trials, followed by a safety expansion study part cohort. In the Part II-Expansion cohort, a total of 12 HER2+ cancer patients, respectively six breast cancer patients and six gastric cancer patients, are planned to be enrolled into the next expansion cohort to select a recommended dose of IPH5301 to be administered in combination with chemotherapy and trastuzumab for evaluation in future trials with selected advanced solid tumors. In March 2022, The Institut Paoli Calmettes announced that the first patient had been dosed. In December 2022, a "Trial in Progress" poster was presented by the Institut Paoli Calmettes at ESMO-IO 2022 congress (Goncalvez, ESMO-IO 2022, Poster 199, abstract 290).

ANKET® Platform
a.General Overview
Multi-specific monoclonal antibodies, or multi-specifics, are antibody-derived formats that can simultaneously bind to two or more different types of molecules. A number of studies of bispecific antibodies are currently underway, such as those assessing the safety and efficacy of bispecific T cell engagers, such as BiTEs, which engage T cells via the antigen receptor on one-side of the bispecific T cell engager, and a tumor antigen on the other side of the BiTE. These molecules have demonstrated the ability to reduce or slow the growth of tumors in cancer patients, but also carry a significant toxicity risk. This toxicity risk occurs by engaging all T cells, irrespective of their specificity and development status, potentially leading to an overt production of cytokines by these T cells, referred to as a cytokine storm. In parallel, bispecific killer cell engagers, or BiKEs, that engage CD16 receptors found on NK cells, and tri-specific killer cell engagers, or TriKEs, that engage CD16 receptors and contain IL-15, a cytokine that promotes NK cell activation and survival, have also been developed to target antigens expressed on solid tumors. BiKEs and TriKEs can be effective both in vitro and in vivo in preclinical models. These multi-specific molecules that engage NK cells could reduce the risks associated with toxicity, as NK cell counts only represent approximately 10% of T cell counts, thereby potentially limiting the likelihood of inducing a cytokine storm. However, it remains unclear whether these multifunctional CD16 engager antibodies can activate NK cells in solid tumors since they often express low levels of CD16.
ANKET® (Antibody-based NK cell Engager Therapeutics) is Innate’s proprietary platform for developing next-generation, multi-specific NK cell engagers to treat certain types of cancer.
This versatile, fit-for-purpose technology is creating an entirely new class of molecules to induce synthetic immunity against cancer. It leverages the advantages of harnessing NK cell effector functions against cancer cells and also provides proliferation and activation signals targeted to NK cells.

Innate's latest innovation, the tetra-specific ANKET® molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin-2 receptor (via an IL-2 variant, IL-2v) via a single molecule. This innovation is built on its existing tri-specific NK cell engager technology, which has demonstrated potent NK cell activation, cytotoxicity and efficient control of tumor growth in preclinical models.
Because NKp46 is expressed on all NK cells and conserved on tumor infiltrating NK cells, and NK cells are not expected to produce a cytokine storm, ANKET® molecules may overcome the limitations of both ADCC-inducing antibodies and T cell engagers.

ANKET® Pipeline
Sanofi's partnership
IPH6101/SAR'579, a CD123-targeting NK Cell Engager
a.Mechanism
IPH6101/SAR443579 is the first NKp46/CD16-based NK cell engager (NKCE) that targets CD123 using Innate’s proprietary multi-specific antibody format ANKET®. It has shown anti-tumor activity in pre-clinical models, including supporting pharmacokinetic/pharmacodynamic (PK/PD) and safety data in non-human primate studies, leading to its selection as a drug candidate for development. It is part of a research collaboration and licensing agreement with Sanofi, under which the companies collaborate on the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells. Several NK cell therapies have been shown to induce antitumor responses, without the complications frequently associated with T-cell therapies, such as cytokine release syndrome (CRS) or neurotoxicity.
b.Indication and Rationale
Acute myeloid leukemia (AML) is the most common acute leukemia in adults, mostly affecting elderly patients, with a median age at diagnosis of 65-70 years. AML is a heterogeneous cancer characterized by the clonal expansion of myeloid precursors in the bone marrow and peripheral blood. Despite significant progress in the care of AML patients in the last decade, there is still a clear unmet medical need in AML, as up to 50% of patients relapse after initial chemotherapy, and the prognosis for older patients remains poor.

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
c.Preclinical Development
In its preclinical studies, Innate and Sanofi investigated whether NKp46-based NKCE technology could provide more effective antitumor activity than regular IgG antibodies for AML treatment by generating a NKCE molecule targeting CD123. Innate and Sanofi evaluated the ex vivo antitumor activity of this molecule, comparing it with a regular IgG1 antibody derived from clone 7G3 (CD123-IgG1+) with an engineered Fc domain for enhanced ADCC.
The anti-CD123 antibody-mediated killing of primary blasts from AML patients (AML#1 to AML#4) was evaluated ex vivo with NK cells from healthy donors as effectors. The anti-CD123 antibody (CD123-IgG1+) mediated the killing of blasts from half the patient samples (AML#1 and AML#2 but was barely active against blasts from the other half of the primary samples (AML#3 and AML#4). The patient samples could therefore be separated into two distinct groups: CD123-IgG1+-responders and CD123-IgG1+-non-responders.
Innate and Sanofi observed that trifunctional CD123-ANKET® displayed killing activity against all primary malignant AML cells, promoting significant antitumor activity in CD123-IgG1+-non-responders samples from AML patients against which the regular anti-CD123 cytotoxic antibody was completely inactive.

The minimal level of pro-inflammatory cytokine release following the treatment of human peripheral blood mononuclear cells (PBMCs) with NKCE in vitro (data not shown) was further confirmed in vivo, in dedicated pharmacokinetic (PK), pharmacodynamic (PD) and toxicology studies performed in non-human primates (NHPs).
Innate and Sanofi evaluated the PK/PD of CD123-NKCE administered by a single one-hour i.v. infusion of a high (3 mg/kg) or low (3 µg/kg) doses in male cynomolgus monkeys (2 animals each for the 3 mg/kg and 3 µg/kg doses). Treatment with CD123-NKCE promoted a sustained and complete depletion of CD123+ cells in the blood of all monkeys, for more than 10 days, at both the 3 mg/kg and 3 µg/kg doses, with only very small amounts (< 50 pg/mL) of the pro-inflammatory cytokines IL-6 and IL-10 released without any associated clinical signs.

d.Ongoing Clinical Trial
IPH6101/SAR443579 is currently being evaluated in a Phase 1/2 clinical trial (NCT05086315) in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). Innate Pharma announced that the first patient was dosed on December 16, 2021.
The purpose of the dose escalation and dose expansion study, which is sponsored by Sanofi, is to evaluate the safety, pharmacokinetics, pharmacodynamics and initial clinical activity of IPH6101/SAR443579, Innate’s lead ANKET® asset, in various CD123-expressing hematological malignancies.
e.Partnership
In 2016, Sanofi and Innate entered into a research collaboration and licensing agreement for the generation and evaluation of up to two bispecific NK cell engagers, using technology from Innate Pharma and Sanofi’s proprietary bispecific antibody format.
Under the terms of the original license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales for 2 targets. To date, for CD123 program, €10m milestone payments to Innate have been announced.

IPH6401/SAR’514, a BCMA-targeting NK Cell Engager
a.General Overview
IPH6401/SAR’514 is a BCMA-targeting NK cell engager using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format.
It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.
b.Partnership
In 2016, Sanofi and Innate entered into a research collaboration and licensing agreement for the generation and evaluation of up to two bispecific NK cell engagers, using technology from Innate Pharma and Sanofi’s proprietary bispecific antibody format.
Under the terms of the original license agreement, Sanofi is responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma will be eligible to up to €400m in development and commercial milestone payments as well as royalties on net sales for 2 targets. To date, for BCMA program, €4m milestone payments to Innate have been announced.

IPH62, a B7-H3-targeting NK Cell Engager
a.General Overview
IPH62 is a B7-H3-targeting NK cell engager using Innate’s proprietary multi-specific antibody format ANKET® platform.
It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.
b.Partnership
In December 2022, Sanofi and Innate entered into a research collaboration and license agreement under which Innate licenses to Sanofi a natural killer (NK) cell engager program targeting B7-H3 from Innate’s ANKET® (Antibody-based NK Cell Engager Therapeutics) platform. Sanofi will also have the option to add up to two additional ANKET® platform targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.
Under the terms of the new agreement, Sanofi gains exclusive license to Innate’s B7-H3 ANKET® platform program and options for two additional targets; Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization. Innate received €25m upfront (received in March 2023) and will be eligible to up to €1.35bn in total milestones plus royalties from Sanofi.

Proprietary ANKET®
IPH6501, a CD20-targeting tetra-specific NK Cell Engager
a.Mechanism
The IPH6501 program is developing a CD20-targeting tetra-specific antibody-based NK cell engager therapeutic (ANKET®). CD20 is an antigen expressed by a number of B cell malignancies, and its targeting by therapeutic antibodies has shown efficacy to treat the patients although a number of the tumors develop resistance and relapse. Compared to a classical IgG1-based antibody which engages Fc receptors and a tumor antigen, IPH6501 co-engages on one hand NKp46 and Fc receptors, as well as CD122 subunit of the IL-2 receptor (but not CD25 subunit), and on the other hand CD20 as a targeted antigen on malignant B cells, leading to potent NK cell activation, cytotoxicity and control of tumor growth.
IPH6501 was designed to induce NK cell mediated-cytotoxicity and cytokine secretion by co-engaging CD16a and NKp46. Only the binding of IPH6501 to CD20, bridging the NK cells to the target cells, was able to trigger the cytotoxic activity of NK cells. IPH6501 is thus a promising biologic designed to harness the anti-tumor functions of NK cells in CD20+ B cell malignancies.
Moreover, the IL-2R binding element incorporated in IPH6501 is an IL-2 variant (IL-2v) designed with point mutations that abolish binding to the IL-2R-α chain (CD25), with the goal of limiting toxicity and interaction with Tregs. IL-2v incorporated into IPH6501 is directed towards NK cells through the binding with high affinity to NKp46 and CD16a, providing its ability to interact with IL-2R preferentially on NK cells and to promote their activation and proliferation at pM doses.
b.Indication and Rationale
IPH6501 is being developed in patients with relapsed or refractory (R/R) CD20+ B-cell non-Hodgkin's lymphomas (NHL).

NHL is the most prevalent hematological malignancy, accounting for 4% of all new cancer cases and 3% of cancer-related deaths in the US (Howlader 2020a, Howlader 2020b). For 2021, estimates for the US include 81,560 new cases and 20,720 deaths from NHL {American Cancer Society 2021a, American Cancer Society 2021b}. In 2020, Europe had 122,979 new cases of NHL reported, and 49,684 deaths were attributable to NHL {World Health Organization (WHO) 2020}. The emergence of relapsed refractory (r/r) disease among B-cell malignancies with curtailed sustained responses to treatment and unattained long-term survivals has created a significant unmet need {National Comprehensive Cancer Network (NCCN) 2021a}.
CD20 is expressed by >90% of B-cell non-Hodgkin's lymphomas (NHL). Several generations of CD20-targeting monoclonal antibodies including rituximab, ofatumumab, and obinutuzumab have been widely used for B-cell malignancy therapies. Despite the recent approvals of novel CD20-targeting agents, new alternatives and strategies are still required for patients, which are relapsing or refractory after several lines of treatment. High circulating NK cell numbers have been associated with better clinical responses to anti-CD20-targeting monoclonal antibodies, supporting the role of NK cells in efficacy of these treatments.
c.Preclinical Development
IPH6501 preclinical activity was explored both in vitro and in vivo. In vitro studies established that IPH6501´s main modes of action were NK cell proliferation and antibody-dependent cell cytotoxicity (ADCC) against CD20-expressing cells.
Non-saturating doses of IPH6501 on NK cells and on CD20+ cells were sufficient to promote maximal killing activity. Furthermore, IPH6501 promoted NK cell cytotoxicity against tumor cells expressing very low levels of CD20. IPH6501 also demonstrated superiority to control tumor cell growth in vitro, as compared to the CD20-targeting clinical benchmark antibodies rituximab and the Fc-optimized obinutuzumab.

Tumor cell proliferation
IPH6501
Obinutuzumab
(Fc optimized)
Rituximab
%Live Raji GFP
normalized to 0h00
2000
1500
1000
500
100%
0
0
24
48
72
96
120
144
Hours
100 nM
10 nM
1 nM
0.1 nM
NK + Target cells
Target cells

IPH6501 alone without NK cells did not induce direct killing of CD20+ cells. Culturing human purified NK cells with CD20+ B-lymphoma cell lines and IPH6501 induced the specific lysis of tumoral CD20+ cells. Alternatively, culturing human PBMCs with IPH6501 induced the specific depletion of normal CD20+ B lymphocytes without affecting other lymphocyte population numbers, as well as cytokine production in line with NK cell activation. Incubation of human PBMC with IPH6501 induced a preferential NK cell proliferation that occurred at lower doses as compare to the proliferating effect of IPH6501 on other CD8+ or CD4+ T lymphocytes (expressing the IL-2R).

In vivo treatment with a mouse surrogate of IPH6501 induced peripheral NK cell proliferation and activation, and demonstrated potent antitumor efficacy in a xenograft mouse model using the aggressive human B-lymphoma CD20+ RAJI cell line engrafted subcutaneously. Surrogate moIPH6501 also showed a dose dependent and significant control of tumor growth in a model of CD20-expressing B16F10 cells injected intravenously (IV) in immunocompetent mice, as shown in figure below.

Vehicle
5µg/kg
15µg/kg
50µg/kg
150µg/kg
450µg/kg
1350µg/kg
% of lung affected by metastasis
100
80
60
40
20
0
0
5
15
50
150
450
1350
moIPH6501 (µg/kg)

In non-human primates, a well-tolerated dose of IPH6501 led to peripheral NK cell expansion and to the depletion of CD20+ B cells in the circulation and within lymphoid tissues, with minimal systemic cytokine release.
In conclusion, IPH6501 is a first-in-class CD20-targeting tetra-specific NK cell engager designed to promote NK cell proliferation and specific cytotoxicity against CD20+ cells. IPH6501 is thus a promising biologic designed to harness the anti-tumor functions of NK cells in CD20+ B cell malignancies.
d.Future Clinical Trial
IND–enabling studies are ongoing and IND filing is expected in 2023.

Additional Preclinical Programs
a.Proprietary
Fueling the R&D engine, the Company continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and continuing to explore Antibody Drug Conjugates (ADC) formats. The Company has a robust pipeline of additional preclinical product candidates. Its additional disclosed preclinical pipeline includes IPH4501, an ADC with an undisclosed target and IPH43, an anti-MICA/B ADC.
b.Partnered
Innate announced in April 2023 that it granted Takeda exclusive worldwide rights to research and develop ADC using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease.
Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies.
Under the terms of the license agreement, Innate will receive a $5m upfront payment and is eligible to receive up to $410m in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license.

Next Steps

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
With respect to its lead product candidate, lacutamab, a monoclonal antibody product candidate targeting KIR3DL2, the Company is aware of several pharmaceutical companies marketing and developing products for the treatment of patients with CTCL, including MF and Sézary syndrome, and PTCL. The latest drugs approved by the FDA for CTCL: Adcetris (brentuximab vedotin), marketed by Seattle Genetics and approved in combination with chemotherapy for treatment of patients with primary cutaneous anaplastic large cell lymphoma (pcALCL) or CD30-expressing MF who have received prior systemic therapy, and Poteligeo (mogamulizumab), marketed by Kyowa Kirin and approved for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy. Zolinza (vorinostat) is the only drug approved by the FDA for CTCL patients after two prior failures. In the second line setting of PTCL, Beleodaq (belinostat), Folotyn (pralatrexate) and Istodax (romidepsin) have all been approved by the FDA; however, none of these treatments have been approved by the EMA.
With respect to monalizumab, a novel dual-targeting checkpoint inhibitor, there are other anti-NKG2A that have started to be assessed in clinical trials, and there are several pharmaceutical companies marketing and developing treatments for either NSCLC. There are currently two ongoing clinical trials assessing other anti-NKG2A molecules. A Phase 1/2 is assessing BMS-986315 (Bristol-Myers Squibb) monotherapy or in combination with nivolumab or cetuximab in patients with solid tumors. A Phase 1 study is assessing S095029 (Servier) monotherapy or in combination with an anti-PD-1 in patients with solid tumors with dose expansion cohorts that add an anti-HER2 or anti-EGFR to the doublet. Exelis and Invenra are collaborating to develop a bispecific targeting PD-L1 and NKG2A which is in the preclinical setting. Imfinzi (durvalumab), marketed by AstraZeneca, is approved for the treatment of unresectable, Stage III NSCLC following concurrent platinum-based chemotherapy and radiation therapy.
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
NK cells have been increasingly researched and the Company is aware of many companies activating and /or harnessing NK cells to target and kill cancer cells through different approaches such as cell therapies (Fate Therapeutics, Inc. and NantKwest, Inc.) and multi-specifics (Affimed N.V. and Dragonfly Therapeutics, Inc.).

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
Monalizumab/IPH2201
As of December 31, 2022, the principal intellectual property rights related to monalizumab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,206,709 and 8,901,283, European patents EP 2 038 306 B1 and EP 2 426 150 B1 and counterpart patents in certain other countries. These patents are directed to the composition of matter of monalizumab and have a statutory expiration date in 2027, not including patent term adjustment or any potential patent term extension.

Lacutamab/Anti-KIR3DL2
As of December 31, 2022, the principal intellectual property rights related to lacutamab are wholly owned by Innate and include U.S. Patent No. 10,280,222, European patent EP 3 116 908 B1 and counterpart patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of lacutamab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
Avdoralimab /Anti-C5aR
As of December 31, 2022, the principal intellectual property rights related to avdoralimab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,613,926, 8,846,045 and 10,323,097, European patents EP 2 718 322 B1 and EP 3 424 953 B1counterpart patents and patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of avdoralimab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2032, not including patent term adjustment or any potential patent term extension.
IPH5201/Anti-CD39
As of December 31, 2022, the principal intellectual property rights related to IPH5201 are co-owned by Innate together with Orega Biotech, and include U.S. patent No. 11,377,503, one European patent application, and other patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of IPH5201, and such have, and any patents that issue from such patent application would have, a statutory expiration date in 2039, not including patent term adjustment or any potential patent term extension.
IPH5301/Anti-CD73
As of December 31, 2022, the principal intellectual property rights related to IPH5301 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH5301 issues from such U.S. patent application, it would have a statutory expiration date in 2040, not including patent term adjustment or any potential patent term extension.
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
Trademarks
The Company owns the mark INNATE PHARMA in the United States, Australia and Europe (EU community trademark), and INNATE in Europe (EU community trademark). The Company also owns registrations for the mark ANKET® respectively in the United States and Europe (EU community trademark).

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
The 2001 Directive cited above has been revised and replaced by the Clinical Trials Regulation EU No. 536/2014 of April 16, 2014, which aims at harmonizing and streamlining the clinical trials authorization process. The Clinical Trial Regulation EU No. 536/2014 of April 16, 2014 entered into force on June 16, 2014. However, the new regulation became applicable six months after the European Commission published notice of the confirmation of full functionality of the EU Clinical Trials Information System. Therefore the Clinical Trials Regulation is in application from January 31, 2022. It applies to interventional clinical trials on medicinal products and to clinical trials authorized under the previous Clinical Trial Directive 2001/20/EC with a three years transition period from the Clinical Trial Regulation has come into operation. As from January 31st 2023, all new clinical trial applications are registered on EU-CTR. Ttrials approved under EU-CTD before 30th January 2023 can continue to be regulated under EU-CTD until 30 January 2025.
The Clinical Trial Regulation allows better consistency throughout EU Member States:
•Single submission of the clinical trial application dossier through the EU Clinical Trials Information System (Article 5) including a common part assessed jointly by all participating EU Member States, and a national part covering the ethical and operational aspects of the trial assessed by each EU Member State independently.
•A clinical trial authorization issued in the form of a single decision.
The Clinical Trials Regulation applies in the Member States without the requirement for separate implementing legislation by each Member State, but some of the existing laws of the Member States applicable at a national level will continue to apply.
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
Disclosure of clinical trial information
Sponsors of clinical trials of FDA-regulated drugs are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Similarly, in Europe, Sponsors are required to register and disclose certain clinical trial information on a single portal, CTIS (Clinical Trial Information System), replacing Eudra-CT, set up by the European Medicines Agency (EMA). CTIS is as single entry point centralizing information and databases on clinical trials in the EU. Eudra-CT will be definitively abandoned at the end of the transition period, i.e. on January 30, 2025. Information related to the product, patient population, Phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
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
The biologics license applications (BLA) is thus a vehicle through which applicants formally propose that the FDA approve a new biological product for marketing and sale in the United States for one or more indications. Every new biological product candidate must be the subject of an approved BLA before it may be commercialized in the United States. Under federal law, the submission of most BLAs is subject to an application user fee and the sponsor of an approved BLA is also subject to annual program user fees. These fees typically increase annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan designation and a waiver for certain small businesses, an exception from the establishment fee when the establishment does not engage in manufacturing the product during a particular fiscal year, and an exception from the product fee for a product that is the same as another product approved under an abbreviated pathway.
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
•As part of the EU pharmaceuticals strategy, the EU Commission is working on a revision of the EU’s general legislation on medicines for human use. A draft Directive proposal and a draft Regulation proposal are to be submitted by the Commission to the Council and the Parliament in March 2023. The EU legislative process will then take several years. The revision will impact the global legal framework for medicinal products in the EU, including legislation relating to Orphan and paediatric drugs and will review the incentives system (data protection and market exclusivity) in place.
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
Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revising the approved labeling to add new safety information; imposing post-

market studies or clinical trials to assess new safety risks; or imposing distribution or other restrictions under a REMS program. Other potential consequences include, among other things:
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
C.    Organizational Structure.
On December 31, 2022, Innate Pharma is the sole shareholder of Innate Pharma Inc.
D.    Property, Plants and Equipment.
Innate Pharma's corporate offices and laboratories are located in Luminy, Marseille, France and the Company owns the buildings and land.
Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
You should read the following discussion of the Company financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and its consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect the Company plans, estimates and beliefs. The Company actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Item 3.D – Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The Company audited consolidated financial statements as of and for the years ended December 31, 2020, 2021 and 2022 have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.

Overview
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.
Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, to leverage their development capabilities and expertise for some of its candidates. The Company believe its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
Since its inception, the Company has devoted substantially all of its financial resources to research and development efforts, including conducting preclinical studies and clinical trials of its product candidates, providing general and administrative support for its operations and protecting its intellectual property. The Company marketed product, Lumoxiti, was approved by the U.S. Food and Drug Administration, or FDA, under priority review in September 2018 and was commercially launched by AstraZeneca AB, or AstraZeneca, in November 2018. The Company has not yet generated any material revenue from product sales.
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
As of December 31, 2022, the Company had €136.6 million in cash, cash equivalents, short-term investments and non-current financial assets. Since its inception, the Company has raised a total of €311.4 million through the sale of equity securities, including €33.7 million in the initial public offering of its ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of our ordinary shares on Euronext and ADS on Nasdaq New-York in 2019. As of December 31, 2022, the Company has also received $601.4 million (€528.0 million) in payments from its collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of its equity securities by its collaborators.
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
The Company has incurred net losses in each year since our inception except for the years ended December 31, 2016 and 2018. The Company net income (loss) was €(64.0) million, €(52.8) million and

€(58.1) million for the years ended December 31, 2020, 2021 and 2022, respectively. Substantially all of its net losses has resulted from costs incurred in connection with its research and development programs and from selling, general and administrative expenses associated with its operations. As the Company continue advancing its product candidates through research and development programs, the Company expect to continue to incur significant expenses and may again incur operating losses in future periods. The Company anticipate that such expenses will increase substantially if and as the Company:
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
Presentation of Financial Information
The Company audited consolidated financial statements included herein as of and for the years ended December 31, 2020, 2021 and 2022 have been prepared in accordance with IFRS as issued by the IASB.
Due to the listing of its ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Company also prepares and publishes its consolidated financial statements in accordance with IFRS as adopted by the European Union, or EU.
All the standards published by the IASB that are mandatorily applicable in the years ended December 2020, 2021 and 2022 are endorsed by the EU and are mandatorily applicable in the EU. Therefore, the

Company audited consolidated financial statements for the years ended December 31, 2020, 2021 and 2022 are compliant with both IFRS as issued by the IASB and IFRS as adopted by the EU.
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
Revenue from collaboration and licensing agreements
The Company currently derives substantially all its revenues from payments pursuant to its licensing and collaboration agreements with AstraZeneca relating to monalizumab and IPH5201 and Sanofi relating to IPH6101/SAR443579 and IPH6401/SAR'514 consisting of (i) upfront payments, (ii) milestone payments based upon the achievement of pre-determined development, regulatory and commercial events and (iii) research and development fees related to charges for full time equivalents, or FTEs, at contracted rates and reimbursement of research and development expenses.
The Company has not generated any significant revenue from product sales since its inception, with the exception in 2018, 2019, 2020 and 2021 of Lumoxiti sales, which were previously classified in its half-year and annual reports in the net income (loss) from distribution agreements during the transition period with AstraZeneca (ended September 30, 2020) and as revenue since the 2020 fourth quarter.
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
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti Activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2022 and 2021 financial years in accordance with IFRS5 "non-current assets held for sale and discontinued operations". The income statement for the year ended December 31, 2020 below has been prepared as if the Lumoxiti activity (including sales) had been a discounted operation for the 2020 financial year in accordance with the same IFRS standard.
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
Innate's research and development efforts are focused on its existing product candidates and preclinical programs, including the advancement of its lead product candidates, monalizumab, lacutamab. Its direct research and development expenses consist principally of external costs associated with subcontracting of preclinical and clinical operations to third parties, which Innate tracks on a program-by-program basis. The Company also use its employee and infrastructure resources across multiple research and development programs, and do not track these indirect expenses on a program-by-program basis.
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
A change in the outcome of any of these variables with respect to the development of monalizumab, lacutamab or any other product candidate or preclinical program that the Company is developing or could develop in the future could mean a significant change in the costs and timing associated with the development of such product candidates or preclinical programs. For example, if the FDA, the European Medicines Agency, or EMA, or another regulatory authority were to require Innate to conduct preclinical studies and clinical trials beyond those that currently anticipate will be required for the completion of clinical development, or if the Company experience significant delays in enrollment in any clinical trials, the Company could be required to spend significant additional financial resources and time on the completion of clinical development. For a discussion of the risks associated with completing the development projects on schedule, see “Risk Factors—Risks Related to the Development of the Product Candidates.”
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
Net result from discontinued operations
Further to Innate's decision to terminate the Lumoxiti Agreement in December 2020, a Termination and Transition Agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate has paid $6.2 million (€5.5 million as of December 31, 2021) to AstraZeneca on April 30, 2022.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti Activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2022 and 2021 financial years in accordance with IFRS5 "non-current assets held for sale and discontinued operations". The income statement for the year ended December 31, 2020 below has been prepared as if the Lumoxiti activity (including sales) had been a discounted operation for the 2020 financial year in accordance with the same IFRS standard.
Consecutively, net result from discontinued operations included revenue (including sales), operating expenses, impairment of intangible asset and also net income (loss) from distribution agreements relating to Lumoxiti operations for the years ended December 31, 2020, 2021 and 2022.
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
As of December 31, 2022, impairment of intanglible assets consisted to the full depreciation of avdoralimab rights for an amount of €41.0 million, following the Company's decision to stop avdoralimab development in bullous phemphigoid ("BP") indication in inflammation followingdecision taken by sponsor to stop the Phase 2 clinical trial in said indication during the 2022 fourth semester.

A.    Operating Results
Comparisons for the years ended December 31, 2021 and 2022
The following table sets forth a summary of the Company's consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2021	2022
	(in thousands)
Revenue from collaboration and licensing agreements	€ 12,112	€ 49,580
Government financing for research expenditures	12,591	8,035
Other income	—	59
Revenue and other income	24,703	57,674

Research and development expenses	(47,004)	(51,663)
General and administrative expenses	(25,524)	(22,436)
Impairment of intangible assets	—	(41,000)
Operating expenses	(72,528)	(115,099)

Operating income (loss)	(47,825)	(57,425)

Financial income	6,344	4,775
Financial expenses	(3,997)	(5,321)
Net financial income (loss)	2,347	(546)

Net income (loss) before tax	(45,478)	(57,972)

Income tax expense	—	—
Net income (loss) from continuing operations	(45,478)	(57,972)

Net income (loss) from discontinued operations	(7,331)	(131)

Net income (loss)	€ (52,809)	€ (58,103)
Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income from continuing operations increased by €33.0 million, to €57.7 million for the year ended December 31, 2022, as compared to revenue and other income of €24.7 million for the year ended December 31, 2021.

	Year ended December 31,
	2021	2022
	(in thousands)
Revenue from collaboration and licensing agreements	€ 12,112	€ 49,580
Government financing for research expenditures	12,591	8,035
Other income	—	59
Revenue and other income	€ 24,703	€ 57,674

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations increased by €37.5 million, to €49.6 million for the year ended December 31, 2022, as compared to revenue from collaboration and licensing agreements of €12.1 million for the year ended December 31, 2021. Revenue from collaboration and licensing agreements mainly resulted from the agreements with AstraZeneca signed in April 2015 and October 2018, as well as the agreement signed with Sanofi in 2016. Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2021	2022
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	€ 7,497	€ 22,376
of which IPH5201 agreement - AstraZeneca	—	4,677
of which preclinical molecules agreement - AstraZeneca	—	17,400
of which Sanofi agreement	3,000	4,000
of which other agreements	—	353
Proceeds from collaboration and licensing agreements	10,497	48,806

Invoicing of research and development costs (IPH5201)	1,613	1,391
Exchange gains (loss) on collaboration agreements	—	(627)
Others	—	10
Revenue from collaboration and licensing agreements	€ 12,112	€ 49,580
Proceeds related to monalizumab. Revenue related to monalizumab increased by €14.9 million, to €22.4 million for the year ended December 31, 2022, as compared to €7.5 million for the year ended December 31,2021. This €14.9 million increase mainly results from the transaction price increase related to the additional payment of $50.0 million (€47.7 million) made by AstraZeneca in June 2022 and triggered by the treatment of the first patient in a second Phase 3 trial “PACIFIC-9” evaluating monalizumab in April 2022. This additional payment has been treated as an increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of $36.0 million (€34.3 million) in connection to the Phase 3 study co-funding commitment made by the Company and notified to AstraZeneca in July 2019. The remaining amount of $14.0 million (€13.4 million) has been treated as an increase of the transaction price, recognized in the income statement in line with the progress of the Phase 1/2 studies. This increase in the transaction price generated a €12.6 million favorable cumulative adjustment in the revenue related to monalizumab agreements over the period. As of December 31, 2022, the deferred revenue related to monalizumab amounted to €14.5 million (€6.6 million as “Deferred revenue—Current portion” and €7.9 million as “Deferred revenue—Non-current portion”).
Proceeds related to IPH5201. Revenue related to IPH5201 for the year ended December 31, 2022 is €4.7 million and results from the entire recognition in revenue of the $5.0 million (€4.7 million) milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
Proceeds related to collaboration and option agreement related to four to-be-agreed upon molecules (preclinical molecules). During the first half of 2022, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This license option was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company had received an upfront payment of $20.0 million (€17.4 million). As the rights related to these four preclinical programs have been returned to the Company, the entire upfront payment of $20.0 million (€17.4 million) has been recognized as revenue as of June 30, 2022.
Invoicing of research and development costs - IPH5201. Pursuant to the Company's agreements with AstraZeneca, research and development costs related to IPH5201 in connection with preclinical work are fully borne by AstraZeneca, in accordance with the initial 2018 agreement. These costs were re-invoiced on a quarterly basis. Following the signature on June 1, 2022 of an amendment to the initial agreement signed in October 2018 specifying the terms of the collaboration following the decision to advance IPH5201 to a Phase 2 study, the parties are committed to sharing the external costs of the study incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.
Revenue from invoicing of research and development costs for the year ended December 31, 2022 was €1.4 million compared to €1.6 million for the year ended December 31, 2021 , or a decrease of € 0.2 million.
Proceeds related to Sanofi 2016 agreement -. Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €4.0 million for the year ended December 31, 2022 as compared to €3.0 million for the year ended December 31, 2021. During the period, the Company announced, notably, the decision taken by Sanofi to advance IPH6401/SAR'514 towards regulatory preclinical studies for a new investigational drug. This decision triggered a milestone payment of €3.0 million fully recognized in revenue. This amount was received by the Company on September 9, 2022.

Government financing for research expenditures
Government funding for research expenditures decreased by €4.6 million, or 9%, to €8.0 million for the year ended December 31, 2022, as compared to €12.6 million for the year ended December 31, 2021. This change is mainly due to a €2.4 million decrease in the research tax credit which is mainly due to (i) a decrease in eligible expenses in the research tax credit calculation and (ii) a provision following the tax inspection carried out in 2022 by the French tax authorities and recognized as a deduction from the 2022 research tax credit. This provision is based on estimated amounts and adjustments not disputed by the

Company.The table below details government funding for research expenditures for the years ended December 31, 2021 and 2022.

	Year ended December 31,
	2021	2022

Research Tax Credit(1)	€ 10,310	€ 7,925
Grant and other tax credit(2)	2,281	110
Government financing for research expenditures	€ 12,591	€ 8,035
(1) As of December 31, 2022, the amount is mainly composed of (i) the research tax credit calculated and recognized for the 2022 financial year for an amount of €9.2 million from which is subtracted (ii) a provision amounting to €1.3 million following the tax inspection carried out in 2022 by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2018 financial years 2020. This provision was recognized as a deduction from the 2022 research tax credit, based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received from the tax authorities the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company.
(2) As a reminder , the total amount of grants recognized in the income statement as of December 31, 2021 included an amount of €2,0 million representing the first tranche received (€1,4 million) and a remaining amount to be received (€0,6 million) related to the BPI financing contract signed in August 2020 as a part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of December 31, 2021, the financing is considered by the Company to be non-refundable, in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published in July 6, 2021. The remaining amount of €0,6 million has been received by Company in January and May, 2022.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2021	2022
	(in thousands)
Research and development expenses	€ (47,004)	€ (51,663)
General and administrative expenses	(25,524)	(22,436)
Total operating expenses	€ (72,528)	€ (115,099)

Research and development expenses
Our research and development expenses are broken down as set forth in the table below for the years ended December 31, 2021 and 2022.

	Year ended December 31,
	2021	2022
	(in thousands)
Lacutamab	€ (14,834)	€ (12,473)
Monalizumab	(1,913)	(1,224)
Avdoralimab	(3,330)	(385)
IPH5201	(558)	(1,648)
IPH5301	—	(625)
Sub-total programs in clinical development	(20,635)	(16,355)
Sub-total programs in preclinical development	(6,089)	(11,129)
Total direct research and development expenses	(26,724)	(27,484)
Personnel expenses (including share-based payments)	(15,208)	(16,373)
Depreciation and amortization	(3,153)	(2,928)
Other expenses	(1,918)	(4,877)
Personnel and other expenses	(20,279)	(24,178)
Total research and development expenses	€ (47,004)	€ (51,663)
Research and development expenses from continuing operations increased by €4.7 million, or 9.9%, to €51.7 million for the year ended December 31, 2022, as compared to research and development of €47.0 million for the year ended December 31, 2021. This increase over the period is mainly due to an increase in indirect research and development expenses resulting from an increase of €3.9 million in personnel and other expenses in line with (i) an increase in scientific and non scientific fees related to research and development operations. In addition, direct research and development expenses increased by €0.8 million over the period due to the significant increase in expenses relating to non-clinical development programs, partly offset by the decrease in expenses relating to clinical programs. Research and development expenses represented a total of 69.7% and 64.8% of operating expenses for years ended December 31, 2022 and December 31, 2021, respectively.
Direct research and development expenses increased by €0.8 million, or 2.8%, to €27.5 million for the year ended December 31, 2022, as compared to direct research and development expenses of €26.7 million for the year ended December 31, 2021. This increase is mainly due to: (i) a €5.0 million increase in expenses related to preclinical development programs relating notably to IPH6501, partly offset by a €4.3 million decrease in expenses related to the Company's clinical programs. This decrease in clinical programs expenses mainly results from a €2.9 million and decrease in expenses relating to the avdoralimab program and a €2.4 million decrease in expenses relating to the lacutamab program, partly offset by a €1.1 million increase in expenses related to IPH5201.
Also, as of December 31, 2022, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €63.2 million, as compared to collaborations liabilities of €40.4 million as of December 31, 2021. This increase of €22.8m mainly results from the additional payment of $50.0 million (€47.7 million) made by AstraZeneca in June 2022 and triggered by the treatment of the first patient in a second Phase 3 trial “PACIFIC-9” evaluating monalizumab in April 2022. This additional payment has been treated as an increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of $36.0 million (€34.3 million) in connection to the Phase 3 study co-funding commitment made by the Company and notified to AstraZeneca in July 2019. This increase was partially offset by payments made in 2022 to AstraZeneca related to the co-funding of the monalizumab program, including the Phase 3 INTERLINK-1 and PACIFIC-9 trials.
Personnel and other expenses allocated to research and development increased by €3.9 million, or 19.2%, to €24.2 million for the year ended December 31, 2022, as compared to an amount of €20.3 million for the year ended December 31, 2021. This increase is due to (i) a €3.0 million increase in other expenses related to the €1.3 million increase in non-scientific fees and the €1.0 million increase in scientific fees allocated to research and development, mainly explained by the increase in the use of external medical and regulatory experts, as well as (ii) the €1.2 million million increase in staff costs allocated to research and development. This increase is mainly explained by the increase of 1.7 million euros share-based payments expenses.
As of December 31, 2022, the Company had 152 employees in research and development functions, compared to 148 as of December 31, 2021.

General and administrative expenses
General and administrative expenses from continuing operations decreased by €3.1 million, or 12.1%, to €22.4 million for the year ended December 31, 2022, as compared to €25.5 million for the year ended December 31, 2021. General and administrative expenses represented a total of 30.3% and 35.2% of our total operating expenses for the years ended December 31, 2022 and 2021, respectively.
The table below presents our general and administrative expenses by nature for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	(in thousands)
Personnel expenses (including share based payments)	€ (10,883)	€ (10,229)
Non scientific advisory and consulting	(5,108)	(4,244)
Other expenses (1)	(9,533)	(7,963)
Total general and administrative	€ (25,524)	€ (22,436)
.
(1) Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.
Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.7 million, or 6.0%, to €10.2 million for the year ended December 31, 2022, as compared to personnel expenses of €10.9 million for the year ended December 31, 2021. This decrease mainly results from a decrease in wages of €0.6 million, mainly resulting from restructuring costs and higher annual bonuses level in 2021 as compared to 2022. This decrease is completed by the decrease in share-based payments of €0.1 million. As of December 31, 2022, we had 59 employees in general and administrative functions, as compared to 65 as of December 31, 2021.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses decreased by €0.9 million, or 16.9%, to €4.2 million for the year ended December 31,2022, as compared to an amount of €5.1 million for the year ended December 31, 2021. This decrease results mainly from (i) an increase of 0.9 million euros in fees for strategic consulting and implementation of the "At-the-Market" capital increase program, offset by (ii) a decrease legal assistance costs, support costs by external service providers in the context of compliance with the Sarbanes-Oxley (SOX) Act and costs relating to the American subsidiary.
Other general and administrative expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative expenses. These expenses increased by €1.6 million or 16.5% to €8.0 million for the year ended December 31,2022, as compared to an amount of €9.5 million for the year ended December 31, 2021. This decrease related notably to the reversals of provisions for charges in connection with restructuring costs linked to the abandonment of the Company's commercial activities, as well as reversals of tax provisions, both with the 2021 financial year. These elements are completed by a net position of more favorable commercial exchange gains over the 2022 financial year.
Impairment of intangible assets
For the year ended December 31, 2022, impairment of intangible assets results from full impairment of anti-C5aR rights acquired from Novo/Nordisk A/S (avdoralimab intangible asset) for an amount of €41.0 million. During 2022 fourth quarter, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in bullous pemphigoid ("BP") indication of its decision to stop said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022).
Financial income (loss), net
Net financial result decreased by €2.9 million, to a €0.5 million loss for the year ended December 31, 2022, as compared to a €2.3 million gain for the year ended December 31, 2021. This change results mainly from the change in the fair value of certain financial instruments (net loss of €1.6 million in 2022 as compared to a €1.1 million gain in 2021) and a net foreign exchange gain of €0.8 million in 2022 as compared to a net foreign exchange gain of €1.2 million in 2021.
The table below presents the components of our net financial result for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	(in thousands)
Interests and gains on financial assets	€ 327	€ 546
Unrealized gains on financials assets	1,177	418
Foreign exchange gains	4,839	3,810
Other financial income	—	—
Financial income	6,344	4,775

Foreign exchange losses	(3,591)	(2,983)
Unrealized losses on financial assets	(95)	(2,050)
Interest on financial liabilities	(312)	(288)
Other financial expenses	—	—
Financial expenses	(3,997)	(5,321)

Net financial income (loss)	€ 2,347	€ (546)

For the years ended December 31, 2021 and 2022, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents, short-term investments and financial assets. Unrealized gains and losses on financial assets relate to unquoted instruments.
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
As a consequence, net result from discontinued operations relating to Lumoxiti represents a net loss of €7.3 million as compared to a net loss €0.1 million for the years ended December 31, 2021 and 2022, respectively, presented as follows :

	Year ended December 31,
	2021	2022

Revenue and other income	(in thousands)
Revenue from collaboration and licensing agreements	€ 926	€ 194
Sales	874	22
Total revenue and other income	1,800	216

Research and development expenses (1)	(624)	—
Selling, general and administrative expenses (2)	(8,507)	(346)
Total operating expenses	(9,131)	(346)

Net income (loss) from distribution agreements	—	—
Impairment of intangible assets (3)	—
Operating income (loss)	(7,331)	(131)

Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—

Net income (loss) before tax	(7,331)	(131)

Income tax expense	—	—
Net income (loss) from discontinued operations	(7,331)	(131)
(1) Research and development expenses. Research and development expenses relating to Lumoxiti discontinued operations amounted to €0.6 million and nil for the years ended December 31, December 31, 2021 and 2022, respectively.
(2) Selling, general and administrative expenses. Selling, general and administrative expenses relating to Lumoxiti discontinued operations amounted to €8.5 million and €0.3 million for the years ended December 31, 2021 and 2022, respectively. For the year ended the December 31, 2021, these expenses mainly consisted of the amount of $6.2 million (€5.5 million) to be paid on April 30, 2022 to AstraZeneca under the Termination and Transition Agreement.That amount was paid in 2022 by the Company in April 2022 for €5.9 million ($6.2 million).

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
(1)The 2020 comparative has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of the company's consolidated financial statements appearing elsewhere in this Annual Report.

Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income from continuing operations decreased by €45.1 million, or 64.6% , to €24.7 million for the year ended December 31, 2021, as compared to revenue and other income of €69.8 million for the year ended December 31, 2020 .

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Revenue from collaboration and licensing agreements	€ 56,155	€ 12,112
Government financing for research expenditures	13,618	12,591
Revenue and other income	€ 69,773	€ 24,703
(1)The 2020 comparative has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of the company's consolidated financial statements appearing elsewhere in this Annual Report.

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

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	€ 33,620	€ 7,497
of which IPH5201 agreement - AstraZeneca	13,418	—
of which Sanofi agreement	7,000	3,000
Proceeds from collaboration and licensing agreements	54,038	10,497

Invoicing of research and development costs (IPH5201)	2,531	1,613
Exchange gains (loss) on collaboration agreements	(602)	—
Others	188	—
Revenue from collaboration and licensing agreements	56,155	€ 12,112
(1)The 2020 comparatives has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

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

Year ended December 31,
	2020	2021
(in thousands)
Research Tax Credit(1)	€ 13,084	€ 10,310
Grant and other tax credit(2)	€ 534	€ 2,281
Government financing for research expenditures	€ 13,618	€ 12,591
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

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2021 and 2020.

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Research and development	€ (49,708)	€ (47,004)
Selling, general and administrative	(18,986)	(25,524)
Total operating expenses	€ (68,694)	€ (72,528)
(1)The 2020 comparatives has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of the company's consolidated financial statements appearing elsewhere in this Annual Report.
Research and development expenses
Our research and development expenses from continuing operations are broken down as set forth in the table below for the years ended December 31, 2020 and 2021.

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Lacutamab	€ (9,801)	€ (14,834)
Monalizumab	(3,851)	(1,913)
Avdoralimab	(4,650)	(3,330)
Sub-total programs in clinical development	(18,350)	(20,635)
Sub-total programs in preclinical development	(5,085)	(6,089)
Total direct research and development expenses	(23,434)	(26,724)
Personnel expenses (including share-based payments)	(14,661)	(15,208)
Depreciation and amortization	(8,231)	(3,153)
Other expenses	(3,382)	(1,918)
Personnel and other expenses	(26,274)	(20,279)
Total research and development expenses	€ (49,708)	€ (47,004)
(1)The 2020 comparatives has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of the company's consolidated financial statements appearing elsewhere in this Annual Report.
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
Direct research and development expenses increased by €3.3 million, or 14.0%, to €26.7 million for the year ended December 31, 2021, as compared to direct research and development expenses of € €23.4 million for the year ended December 31, 2020. This increase is mainly due to: (i) a €5.0 million increase in expenses relating to the lacutamab program and (ii) a €1.5 million increase in expenses related to non-

clinical development program relating notably to IPH65. These increases are partly offset by a €1.9 million and €1.3 million decreases in expenses relating to the monalizumab and avdoralimab programs, respectively.
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

Selling, general and administrative expenses
General and administrative expenses from continuing activities increased by €6.5 million, or 34.4%, to €25.5 million for the year ended December 31, 2021, as compared to €19.0 million for the year ended December 31, 2020. General and administrative expenses represented a total of 35.2% and 27.6% of our total operating expenses for the years ended December 31, 2021 and 2020, respectively.
The table below presents our selling, general and administrative expenses from continuing activities by nature for the years ended December 31, 2020 and 2021:

	Year ended December 31,
	2020 (1)	2021
	(in thousands)
Personnel expenses (including share based payments)	€ (8,250)	€ (10,883)
Non scientific advisory and consulting	(4,441)	(5,108)
Other expenses (2)	(6,295)	(9,533)
Total general and administrative	€ (18,986)	€ (25,524)
(1)The 2020 comparatives has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of the company's consolidated financial statements appearing elsewhere in this Annual Report.
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
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti Activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year in accordance with IFRS5 "non-current assets held for sale and discontinued operations". The income statement for the year ended December 31, 2020 below has been prepared as if the Lumoxiti activity (including sales) had been a discounted operation for the 2020 financial year in accordance with the same IFRS standard.
Thus, net result from discontinued operations relating to Lumoxiti represents a net loss of €7.3 million as compared to a net loss of €63.2 million for the years ended December 31, 2020 and 2021, respectively, presented as follow :

	Year ended December 31,
	2020	2021
Revenue and other income	(in thousands)
Revenue from collaboration and licensing agreements	—	€ 926
Sales	678	874
Total revenue and other income	678	1,800

Research and development expenses (1)	(8,905)	(624)
Selling, general and administrative expenses (2)	(12,260)	(8,507)
Total operating expenses	(21,165)	(9,131)

Net income (loss) from distribution agreements	861	—
Impairment of intangible assets (3)	(43,529)	—
Operating income (loss)	(63,155)	(7,331)

Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—

Net income (loss) before tax	(63,155)	(7,331)

Income tax expense	—	—
Net income (loss) from discontinued operations	(63,155)	(7,331)
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
Milestone payments represent amounts received from Innate's collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. The company recognizes milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The triggering event may be scientific results achieved by the Company or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement. As of December 31, 2022, given the significant progress of the work to be performed (94.5%) and the level of budget consumption, the impact of accounting estimates is no longer a determining factor in the calculation of revenue related to the monalizumab agreement.
Estimate of the recoverable amount of the acquired and under progress licenses
Impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). The Company is testing amortizable intangible assets for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is above its recoverable amount, the Company recognize an impairment loss to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, and are provided in Note 6 to the Company's consolidated financial statements which are included elsewhere in this Annual Report. Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company's consolidated financial statements. In case of failure of the clinical trials in progress, the Company may have to fully depreciate the intangible asset. As of December 31, 2022, given the Company's decision in December 2022 to discontinue the development of avdoralimab in the indication of bullous pemphigoid supporting the recoverable amount of the asset as of December 31, 2021 and June 30, 2022, the rights related to the intangible asset have been fully impaired for the net carrying amount of the intangible asset, of €41,000 thousand , without using the historical assumptions described above (see note 6). As a result, the Company considers that there are no longer any critical estimates in line with intangible assets in 2022. There are therefore no longer any critical assumptions that could call into question the recoverable amount of the asset.

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
Sources and uses of liquidity
As of December 31, 2022, The Company has primarily financed its operations through its receipt of $601.4 million (€528.0 million) in payments from its collaborators, including AstraZeneca and Sanofi, since 2011, excluding payments received for purchases of Innate's equity securities by its collaborators.
Innate Pharma has also financed its operations since its inception through several rounds of public and private financings. Since its inception, Innate has raised a total of €311.4 million through the sale of equity securities, including €33.7 million in the initial public offering of Innate's ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of the Company's initial public offering of its ordinary shares on Nasdaq New-York in 2019.
In addition, Innate has received an aggregate of €90.9 million in research tax credits through December 31, 2022. As a French biopharmaceutical company, Innate Pharma has benefited from certain tax advantages, including, for example, the research tax credit. The research tax credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The research tax credit is calculated based on innate's claimed amount of eligible research and development expenditures in France. The research tax credit decreased by €2.4 million, or 23% , to €7.9 million for the year ended December 31, 2022, as compared to a research tax credit of €10.3 million for the year ended December 31, 2021.
Innate Pharma lost its status as a small or medium size business at the end of the year ended December 31, 2019 and, therefore, was no longer be entitled to the immediate reimbursement of the Research Tax Credit for the fiscal year ended 2019 and 2020 but instead will be reimbursed within the expiry of a three-year period. For the 2021 and 2022 financial year, the Company met again the criteria of an SME according to the criteria of the European Union. As a result, the Company was eligible for the early repayment by the French treasury of the 2021 Research Tax Credit during the fiscal year 2022. The Company will also be eligible to the early repayment by the French treasury of the 2022 Research Tax Credit during the fiscal year 2023.

Innate Pharma is potentially eligible to earn amount of milestone payments and royalties under its agreements with AstraZeneca in the event that the Company satisfies certain pre-specified milestones. Innate may enter into new collaboration agreements that also provide milestone payments. These milestone payments are dependent on the accomplishment of various development, regulatory and commercialization objectives, and the achievement of many of these milestones is outside of Innate's control. However, Innate's ability to earn these payments and their timing will, in part, be dependent upon the outcome of its research activities which is uncertain at this time.
On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. This loan, amounting to a maximum of €15.2 million, can be drawn down during the period of the construction in order to pay supplier payments as they become due, but in any event no later than August 30, 2019. Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). Repayment of any amounts drawn down are payable over a 12-year term beginning on August 30, 2019 and ending on August 30, 2031. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4.2 million in July 2024, €5.0 million in August 2027 and €6.0 million in August 2031. The Company had drawn down €15.2 million under the loan as of December 31, 2019. The loan bears a fixed interest rate of 2.01%. Under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. The repayment period started on August 30, 2019. As of December 31, 2022, the remaining capital of this loan amounted to €11.3 million as compared to €12.5 million as of 31 December, 2021.
On January 5, 2022, the Company announced that it had obtained non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The funds related to these two PGEs were collected by the Company on December 27 and 30, 2021, respectively. These two loans have an initial maturity of one year with an option to extend up to five years from August 2022. They are 90% guaranteed by the French State as part of a system put in place to support companies in the face of the COVID-19 health crisis. In August 2022, the Company has requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period (2023). Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. The state guarantee fees amounts to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively. As of December 31, 2022, the remaining capital of these loans amounted to €28.7 million
Innate leased its headquarters in Luminy, Marseille, France under a finance lease agreement, ended in June 2020. In addition, the Company obtained a €1.5 million PTZI loan (Prêt à Taux Zéro Innovation—interest-free loan for innovation) from Banque Publique d’Investissement, or BPI France, in 2013. The loan is repayable beginning in September 2016 over five years and fully amortized as of December 31, 2022. Lastly, during the years ended December 31, 2016 and 2017, Innate also used lease-financing and bank loans to finance the acquisition of laboratory equipment and to set up new laboratories. The debt related to these loans amounts to €0.4 million at December 31, 2022.
The following table summarizes the Company's contractual obligations (principal amount only) as of December 31, 2022:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	—	—	—	—
BPI Refundable advance - FORCE	—	—	—	—
State guaranteed loan Société Générale	—	20,000	—	20,000
State guaranteed loan BNP Paribas	—	8,700	—	8,700
State guaranteed loans - accrued interest	15	—	—	15
Down-payment	—	—	—	—
Lease liabilities – Building "Le Virage"	532	820	—	1,353
Lease liabilities – Premises Innate Inc	90	255	—	345
Lease liabilities – Laboratory equipment	177	110	—	287
Lease liabilities – Vehicles	16	17	—	33
Lease liabilities - Printers	9	18	—	27
Loans – Equipment	55	99	—	154
Loan – Building	1,210	5,089	5,039	11,338
Total	2,102	35,110	5,039	42,251

The table below summarizes Innate Pharma's contractual obligations (principal amount and interest) as of December 31, 2022:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
BPI PTZI IPH41	—	—	—	—
BPI Refundable advance - FORCE	—	—	—	—
State guaranteed loan Société Générale	312	20,670	—	20,982
State guaranteed loan BNP Paribas	86	8,884	—	8,970
State guaranteed loans - accrued interest	15	—	—	15
Down-payment	—	—	—	—
Lease liabilities – Building "Le Virage"	558	838	—	1,396
Lease liabilities – Premises Innate Inc	96	312	—	408
Lease liabilities – Laboratory equipment	179	110	—	289
Lease liabilities – Vehicles	19	20	—	39
Lease liabilities - Printers	9	18	—	27
Loans – Equipment	57	100	—	157
Loan – Building	1,427	5,706	5,112	12,245
Total	2,758	36,658	5,112	44,528

Liquidity position
Cash, cash equivalents and short-term investments decreased by €18.4 million, or 15%, to €101.5 million as of December 31, 2022, as compared to cash, cash equivalents and short-term investments of €119.8 million as of December 31, 2021. Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts and fixed-term accounts. Short-term investments primarily consist of shares of money market funds and mutual funds. Their purpose is to finance Innate's activities, including Innate's research and development costs.
As a reminder, Innate has received a total of cash of €306.4 million from capital increases, before deducting the costs associated with capital increases, and after excluding proceeds from share compensation instruments, between 1999 and December 31, 2019. The table below summarizes the main capital increases between 1999 and December 31, 2022 :

Date	Gross Proceeds
April 2000	€ 1.2 million
March 2001	3.3 million
July 2002	20.0 million
March 2004	5.0 million
July 2004	10.0 million
March 2006	10.0 million
November 2006	33.7 million
December 2009	24.3 million
November 2013	20.3 million
June 2014	50.0 million
October 2018	62.6 million
October 2019	66.0 million
Total	€ 306.4 million

Cash flows
Comparisons for the year ended December 31, 2021 and 2022
The following table sets forth cash flow data for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	(in thousands)
Cash flows from / (used in) operating activities	€ (58,457)	€ (19,154)
Cash flows from / (used in) investing activities	(917)	1,877
Cash flows from / (used in) financing activities	26,818	(1,828)
Effect of the exchange rate changes	(483)	(428)
Net increase / (decrease) in cash and cash equivalents	€ (33,037)	€ (19,531)

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities decreased by €39.3 million to €19.2 million for the year ended December 31, 2022 as compared to net cash flows used in operating activities of €58.5 million for the year ended December 31, 2021. This increase mainly results from (i) the collection of €47.7 million ($50.0 million) and €4,6 million ($5.0 million) in June 2022 and August 2022,respectively, under the monalizumab agreement and the amendment to the IPH5201 collaboration and option agreement, (ii) the collection of €3.0 million received from Sanofi under the 2016 agreement and following Sanofi's decision to advance IPH6401/SAR'514 into regulatory preclinical studies for an investigational new drug. Finally, (iii) the Company collected during 2022 the early repayment of the research tax credit receivable relating to the 2021 financial year for an amount of €10.3 million, paid to the Company by the French Treasury in November 2022. These collections are partially offset by the €5.9 million payment to AstraZeneca on April 20, 2022 persuant to the Lumoxiti termination and transition agreement and cash outflows related to the Company's operating activities. As a reminder, cash flows used in operating activities for year ended December 31, 2021, included successive receipts for a total amount of €10.0 million from Sanofi (in January, February and December 2021) in connection with the IPH6101/SAR443579 agreement signed in 2016, following Sanofi's decision at the end of 2020 to advance IPH6101/SAR443579 towards regulatory preclinical studies for a new investigational drug, and the launch of the first related Phase 1 trial in December 2021. Restated of these receipts and payments, net cash flows used by operating activities for the year ended December, 2022 increased by €10.4 million. This increase is mainly explained by the increase in the Company's research and development activities, notably related to pre-clinical trials, and also by higher cash outflows related to the re-invoicing of costs to AstraZeneca for the Phase 3 trials evaluating monalizumab, INTERLINK-1 and PACIFIC-9, in accordance with the Company's co-financing commitments.
Net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €5.1 million for the year ended December 31,2022 as compared to € 3.6 million for the year 2021. This increase is mainly related to the payment to AstraZeneca of €5.9 million in April 2022 under the termination and transition agreement for Lumoxiti.

Cash flows from / (used in) investing activities
The Company's net cash flows from investing activities for the year ended December 31, 2022 amounted to €1.9 million and are mainly composed of a disposal of a non-current financial instrument which generated a net cash collection of €2.9 million partially offset by acquisitions of property, plant and equipment and intangible assets for €1.1 million. As a reminder, net cash flow used in investing activities for the year ended December 31, 2021 amounted to €0.9 million and were mainly comprised of acquisitions of tangibles assets.
Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for year ended December 31, 2022 and December 31 2021, respectively.
Cash flows from / (used in) financing activities
The Company's net cash flows used in financing activities for the year ended December 31, 2022 decreased by €28.6 million to €1.8 million for year ended December 31, 2022 as compared to net cash flows from financing activities of €26.8 million for the year ended December 31, 2021. As a reminder, the Company's obtained in 2021 a non-dilutive financing of €28.7 million in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021, respectively.
Loan repayments amounted to €2.0 million for the year ended December 31, 2022 as compared to €2.1 million for the year ended December 31, 2021.
In addition, net cash flow from financing activities related to Lumoxiti discontinued operation are nil for year ended December 31, 2022 and 2021, respectively.

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

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities decreased by €6.7 million to €58.5 million for the year ended December 31, 2021 as compared to net cash flows used in operating activities of €51.8 million for the year ended December 31, 2020. As a reminder, the company received, in December 2020, a milestone payment of $50.0 million (€41.2 million) following the inclusion by AstraZeneca of the first patient in the Phase 3 clinical trial INTERLINK-1. Without this resource, net cash used in operating activities would have amounted to €93.0 million for year ended December 31, 2020. In addition, cash flows used in operating activities for year ended December 31, 2021, include successive receipts for a total amount of €10.0 million from Sanofi (in January, February and December 2021) in connection with the IPH6101/SAR443579 agreement signed in 2016, following Sanofi's decision at the end of 2020 to advance IPH6101/SAR443579 towards regulatory preclinical studies for a new investigational drug, and the launch of the first related Phase 1 trial in December 2021. Restated of these receipts, net cash flows used by operating activities for the year ended December, 2021 are down by €24.6 million. This decrease is mainly due to the discontinuation of Lumoxiti-related activities in connection with the Company's decision at the end of 2020 to return the commercial rights in the United States and Europe to AstraZeneca, under the termination and transition agreement signed in 2021. As a result, net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €3.6 million for the year ended December 31, 2021 as compared to € 22.4 million for the year 2020.

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
•the amount of revenues, if any, Innate Pharma may derive either directly, or in the form of milestone or royalty payments from any future potential partnership agreements, from monalizumab, IPH5201, IPH6101/SAR443579, IPH6401/SAR'514, B7H3 or relating to its other product candidates.
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
The Company's capital expenditures in the years ended December 31, 2020, 2021 and 2022 primarily related to laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.

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
On January 10, 2020, the Company signed an amendment to the lease for the “Le Virage” building in order to expand its premises. This amendment also extended the duration of the contractual commitment until 2025.
On March 13, 2023, the Company signed an amendment to the lease for "Le Virage Building" in order to reduce the rental area of its premises located in the "Le Virage" building. This amendment has the effect of reducing the amount of the commitment relating to rents by €692 thousand. The Company remains committed under this contract until June 30, 2025.
C.    Research and Development
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”
D.    Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our operating revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.    Critical Accounting Estimates.
Not Applicable.
Item 6. Directors, Senior Management and Employee.
A.Directors and Senior Management.
Directors and Officers
•The following table sets forth information concerning the members of its Executive Board and Supervisory Board and its other executive officers as of December 31, 2022.

Name	Age	Position
Executive Board Members

Mondher Mahjoubi, M.D.	64	Chairman of the Executive Board, Chief Executive Officer, Member of the Executive Committee

Yannis Morel, Ph.D.	49	Member of the Executive Board, EVP, Product Portfolio Strategy & Business Development, Member of the Executive Committee

Supervisory Board Members

Hervé Brailly, Ph.D.	61	Chairman of the Supervisory Board

Irina Staatz-Granzer, Ph.D.	62	Member and Vice Chairman of the Supervisory Board

Jean-Yves Blay, Ph.D.	60	Member of the Supervisory Board

Gilles Brisson	70	Member of the Supervisory Board

Véronique Chabernaud, M.D.	61	Member of the Supervisory Board

Olivier Martinez	52	Member of the Supervisory Board

Sally Bennett, MBChB	51	Member of the Supervisory Board

Pascale Boissel	56	Member of the Supervisory Board

Other Executive Officers

Joyson Karakunnel M.D. M.S.C	52	Member of the Executive Committee, EVP, Chief Medical Officer

Odile Belzunce	42	Member of the Executive Committee, VP Compliance, IT and Portfolio Management

Eric Vivier, D.V.M., Ph.D.	58	Permanent Guest to the Executive Committee, SVP, Chief Scientific Officer

Odile Laurent	60	Member of the Executive Committee, VP Human Resources

Frédéric Lombard	48	Member of the Executive Committee, Chief Financial Officer

Claire de Saint Blanquat	50	Member of the Executive Committee, VP Legal and Corporate Affairs

Henry Wheeler	39	Member of the Executive Committee, VP Investor Relations and Communications

Executive Board
Mondher Mahjoubi, M.D., Chief Executive Officer and Chairman of its Executive Board, was appointed Chief Executive Officer and Chairman of its Executive Board on December 30, 2016. Prior to joining Innate Pharma, Dr. Mahjoubi led AstraZeneca’s oncology therapy area franchise, playing an instrumental role in the development and execution of its oncology product strategy from 2013-2016. Prior to that role, he served as the Senior Vice President of Global Product Strategy in Oncology at Genentech from 2010-2013. He also previously held various positions as Vice President of Marketing and Medical Affairs at Roche, Sanofi-Aventis and Rhone Poulenc Rorer. Dr. Mahjoubi is trained as a medical oncologist, holds a M.D. from the University of Tunis (Tunisia) and university degrees in Medical Oncology from the University of Paris Sud (France) and in Clinical Research and Methodology from the University of Lariboisiere-Saint Louis (France). He was resident doctor at the Faculty of Medicine in Tunis and at the Gustave-Roussy Institute in Villejuif. He is a member of the American Society of Clinical Oncology and European Society of Medical Oncology. He is also currently a consultant at Boston Pharmaceuticals and an independent board member and Chairman of the Board of Directors at PDC*line Pharma, a clinical stage biotech company developing a novel class of anticancer vaccines.
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
Supervisory Board
Hervé Brailly, Ph.D., Chairman of the Supervisory Board, is a biotech entrepreneur. He founded Innate Pharma in 1999 and led the Company from 1999 to 2016 as Chief Executive Officer and Chairman of the Executive Board before being appointed Chairman of the Supervisory Board in 2017. Mr. Brailly is also the acting CEO and co-founder of Kalsiom (immunology, Brest), and co-founded MI-MAbs SAS (immuno-technology, Marseille) in 2020 and Systol Dynamics (cardiology, Marseille). He is Chairman of the Board of Directors of NH Theraguix (oncology, Grenoble) and member of the Board of Directors of Deinove (microbiology, Montpellier). Mr. Brailly graduated from the Ecole des Mines de Paris (1983, France) and he holds a PhD in immunology with a specialty in immune-pharmacology. During his career, he has been involved in the governance of several public and academic bodies in the field of higher education, research and technology transfer. He is currently Chairman of the School of Engineering of Aix-Marseille University (AMU, France). He is also a member of the Board of Directors of Deinove SA.
Irina Staatz-Granzer, Ph.D., Vice Chairman and member of the Supervisory Board, has served on the Supervisory Board of the Company since 2009. Dr. Staatz-Granzer has held business development positions at Hermal (subsidiary of Merck KGaA), Boots Healthcare International, Knoll (BASF Pharma, later Abbott) and as CEO of Scil Technology Gmbh, CEO of U3 Pharma AG and CEO of Blink Biomedical SAS. Ms. Staatz-Granzer also serves as Chairman of PLCD (German Pharma Licensing Club). She founded and is currently CEO of Staatz Business Development & Strategy. She is also member of the Supervisory Board of Aelis Farma SAS. Dr. Staaz-Granzer received a degree in pharmacy from Philipps-Universität Marburg (Germany) and a Ph.D. from the University of Tübingen (Germany).
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
Véronique Chabernaud, M.D., member of the Supervisory Board, is an oncologist, a graduate of ESSEC Business School (France) and has worked for 20 years in the pharmaceutical industry. In particular, she was the Director of the French Oncological Operational Unit at Sanofi Aventis, a Vice President of Marketing and Sales at Aventis Intercontinental and Europe, and Director of Oncology Global Medical Affairs at Rhône Poulenc Rorer. She also works as a consultant for companies in the field of innovative technologies with a high impact on public health, on a national and international level. Such companies include Genomic Health, BioSystems International, MaunaKea Technologies, Ariana Pharma, Qynapse, Omicure. In 2007, Dr. Chabernaud founded Créer la Vitalité, which helps companies and organizations in the development of health innovations and prevention. Véronique Chabernaud graduated in 2017 from the Institut Français des Administrateurs and Sciences Po Paris with a Certificate in Corporate Directorship and has been involved in this program since 2017. Dr. Chabernaud also founded the association “Enfance et Vitalité” which offers health workshops to children. She is also co-author of the book "Capital Humain versus Humain Capital." From July 2019 to July 2021, Véronique Chabernaud has been member of the Board of Directors and Chairman of the Compensation and nomination committee of Groupe Bastide le confort médical (BLC).

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
Olivier Martinez, permanent representative of Bpifrance Participations, member of the Supervisory Board, is Senior Investment Director of the Investments Biotech Department of the Direction of Innovation of Bpifrance. Prior to that, Mr. Martinez was Investment Director at CDC Entreprises (2010-2013) and Partner at Bioam Gestion (2000-2010). He also sits on the board of EmergenceTherapeutics AG. Mr. Martinez is an alumnus of the Ecole Normale Supérieure and holds a

PhD in cell biology from the University of Paris XI and an MBA from the Collège des Ingénieurs (France).
Sally Bennett, MBChB., member of the Supervisory Board, has been selected for her significant experience and expertise in financial analysis and capital markets, in the healthcare and biotechnology sectors. Dr Sally Bennett has a career spanning medicine, equity & capital markets and investment management. She spent 15 years in senior roles as both a public and private investor at HealthCor, a US based global healthcare and life science investment manager and most recently co-led the firms move into private investing. She is now acting as a Senior Advisor to Catalio Capital in conjunction with its acquisition of HealthCor Management. Prior to HealthCor, she spent ten years as a senior analyst at ING Financial Markets and then at Piper Jaffray. Dr Bennett serves as an Independent Non-Executive Director at BerGenBio, a publicly traded European biopharmaceutical company, where she Chairs the Audit Committee and is also an Advisory Board member of the P4 Precision Medicine Accelerator Programme in the UK. She also serves on the Board of a private UK Company, Mosaic Therapeutics where she represents the Sanger Institute. She was also a member of the Board of Governors of UCLH, an NHS Foundation Trust hospital, where she served on the Research and Innovation Committee. She is a member of the Institute of Directors (IoD) and has been awarded the CertIoD qualification. Dr Bennett received a BSc in Anatomical Sciences and a Medical Degree, awarded with Honours, both from the University of Manchester. She is a British citizen.
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
Nicolas Beltraminelli, PhD, Member of the Executive Committee, Vice President, Chief Development Officer, joined Innate Pharma as Vice President and Chief Development Officer in January 2022. Dr. Beltraminelli brings more than 20 years of biotech experience to the role, and specifically in the development of biologic products from early discovery to GMP manufacture. Most recently, Dr. Beltraminelli served as Chief Technical Officer at Lysogene, where he led the CMC activities for two late-stage assets. Prior to Lysogene, he held senior level positions at HiFiBiO Therapeutics and BliNK

Biomedical SAS. At HiFiBiO, Dr. Beltraminelli led the R&D activities of the company’s French site, as well as its global CMC efforts, bringing three projects to the clinic. Dr. Beltraminelli holds a PhD in Molecular Biology from the University of Lausanne, Switzerland.
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
Claire de Saint-Blanquat, Member of the Executive Committee, Vice President, Legal and Corporate Affairs and Secretary of the Supervisory Board, joined Innate Pharma in October 2020 and was appointed to the executive committee in January 2023. Claire de Saint-Blanquat has nearly 20 years of experience in diverse legal positions in the pharmaceutical industry. Admitted to the Paris Bar in 1998, she started her career at Clifford Chance and then held senior positions, notably at Teva, Servier and Biogaran, where she was Legal and Compliance Director since 2016. Claire de Saint-Blanquat holds a master's degree in private law from the University of Paris II - Panthéon Assas (1995), a DEA in civil and commercial obligations law from the University of Paris V - Malakoff (1996) and a DESS in biotechnology law from the University of Versailles- Saint Quentin (2003).

Henry Wheeler, MSc, Member of the Executive Board, Investor Relations and Communications, joined Innate Pharma as Vice President, Investor Relations in June 2021 and was appointed to the executive committee in January 2023. Henry Wheeler has over 15 years’ experience across the pharmaceutical and financial industries. Henry Wheeler joined from AstraZeneca, where he led investor relations for the company’s oncology portfolio, having previously served within AstraZeneca’s Oncology Business Unit. Prior to this, Henry Wheeler worked in various healthcare financial roles including at Third Bridge and Morgan Stanley in London. Henry Wheeler graduated with a MSc in Drug Discovery Skills and a BSc with honours in Pharmacology, both from King‘s College, London.

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
B.Compensation.
Compensation of Members of the Executive and Supervisory Boards
Following the entry into force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the Ordonnance no. 2019-1234 dated November 27, 2019 and the Decree no. 2019-1235 dated November 27, 2019, the payment of any variable or exceptional compensation attributed for a financial year to the Chairman of the Supervisory Board, the Chairman of the Executive Board and members of the Executive Board, is subject to approval at the next ordinary general meeting (ex-post vote). The payments of the below variable compensations, for the year ended December 31, 2022, will be submitted for approval to the ordinary and extraordinary shareholder meeting to be held on May 12, 2023. In addition to the ex-post vote described above, French law also requires that the compensation policy for the members of the Executive and Supervisory Board for the year ending December 31, 2023 is subject to the approval at the ordinary general meeting relating to the year ending December 31, 2022.
Compensation of Members of the Supervisory Board
Attendance Fees
The Company pays attendance fees to the members of the Supervisory Board, except for the permanent representative of Bpifrance Participations and the Chairman of the Supervisory Board. At its general meeting of shareholders held on May 20, 2022, shareholders set the total attendance fees to be distributed among the members of the Supervisory Board at €300,000. The attendance fees consist of a fixed portion and a variable portion based on attendance at meetings of the Supervisory Board and its committees. The following table shows the framework for its attendance fees for the year ended December 31, 2022:

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

The following table sets forth information regarding the attendance fees earned by members of the Supervisory Board during the year ended December 31, 2022:

Member	Attendance Fees

Gilles Brisson	€30,000
Irina Staatz-Granzer	€41,000
Patrick Langlois	€22,417
Véronique Chabernaud	€51,000
Jean-Yves Blay	€20,000
Pascale Boissel	€53,667
Sally Bennett	€26,000
The Supervisory Board of January 25, 2023 decided to put to the vote of its shareholders at the general meeting of shareholders to be held on May 12, 2023, a total attendance fees envelop to be distributed among the members of the Supervisory Board amounting to €300,000 for the year ending December 31, 2023 . The following table shows the framework for Innate's attendance fees for the year ended December

31, 2022:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€15,000
	Committee Chairman (Audit and Compensation and Nomination)	€25,000

Variable Portion (attendance fee at each meeting of the Supervisory Board)	Supervisory Board Member	€2,000
	Committee member (Audit and Compensation and Nomination

Variable Portion (attendance fee at each additional meeting of the Supervisory Board, at the Transaction and CSR Committees meetings)	Supervisory Board member	€1,000
	Committee member

Chairman Compensation
Hervé Brailly, the Chairman of the Supervisory Board, receives specific compensation pursuant to article L.225-84 of the French Commercial Code for his duties as Chairman of the Supervisory Board. For the year ended December 31, 2022, Innate paid Mr. Brailly €100,000 in specific compensation for his performance of these duties.

Compensation of Members of the Executive Board
Framework for Executive Board Compensation
During the year ended December 31, 2022, the Executive Board consisted of Mondher Mahjoubi and Yannis Morel. Dr. Mahjoubi served as Chairman of the Executive Board.
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
•Annual Variable Compensation. The members of the Executive Board are eligible to receive annual variable compensation upon the recommendation of the compensation and nomination committee based on the achievement of pre-specified objectives. For the year ended December 31, 2022, such objectives were based on the achievement of the Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the executives to exceed their objectives.

The strategic pillars are the following: (i) maximizing the value of Lacutamab, (ii) advancing the R&D portfolio and (iii) sustaining the Company's business, (iv) financing the Company and (v) the compliance.
Each pillar were subdivided into:
(i) a baseline target, the achievement of which weighs 20% for each pillar; and
(ii) an outperformance target, the achievement of which weighs 20% for each pillar.
If 100% of the basic target objectives are achieved, 100% of the corresponding bonus is paid. If 100% of the targets are not achieved, the percentage of the bonus paid is proportional to the percentage of achievement of the targets. In case of outperformance for the year 2022, it may be decided to increase the amount of the bonus beyond 100% up to a limit of 150% on other predefined criteria. For the year ended December 31, 2022, the members of the Executive Board were able to opt to receive a portion equivalent to 50% of their annual variable compensation in the form of free shares, increased by a 50% premium.
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

2022 Compensation of Mondher Mahjoubi
The following table sets forth the compensation earned by Dr. Mahjoubi during the year ended December 31, 2022:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€470,000	Gross fixed compensation pursuant to Dr. Mahjoubi’s social mandate.
Annual Variable Compensation—Cash	€141,000
This amount represents 50% of Dr. Mahjoubi’s annual variable compensation, based on his achievement of 100%% of the annual objectives. Dr. Mahjoubi elected to receive the other 50% of his variable compensation in the form of free shares.

Annual Variable Compensation—Free Shares	€178,723
Dr. Mahjoubi opted for the payment of 50% of his annual variable compensation in free shares, increased by a 50% premium. The Executive Board of October 3, 2022 attributed 54,323 free shares (AGA Bonus 2022) to Dr. Mahjoubi. The number of free shares was calculated on the basis of the weighted-average price per ordinary share for the 20 first trading days of 2022, amounting to €3,89 per share. On the basis of the achievement of 100.00% of its objectives, he benefits from 54,323 AGA Bonus. These 54,323 free shares are valued at €178,722.67 on the basis of the stock price on December 31, 2022, or €3.29per ordinary share.

Performance Free Shares 2022	€278,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Mahjoubi of 200,000 performance free shares 2022.
Benefits in Kind	€23,719	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.

Total Compensation	€1,091,442

2022 Compensation of Yannis Morel
The following table sets forth the compensation earned by Dr. Morel during the year ended December 31, 2022:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€252,000	Gross fixed compensation pursuant to Dr. Morel’s employment contract.
Annual Variable Compensation—Cash	€50,400
This amount represents 50% of Dr. Morel’s annual variable compensation, based on his achievement of 100.00% of the annual objectives . Dr. Morel elected to receive the other 50% of his variable compensation in the form of free shares.

Annual Variable Compensation—Free Shares	€63,882
Dr. Morel opted for the payment of 50% of his annual variable compensation in free shares, increased by a 50% premium. The Executive Board of October 3, 2022 attributed 19,417 free shares (AGA Bonus 2022) to Dr. Morel. The number of free shares was calculated on the basis of the weighted-average price per ordinary share for the first 20 trading days of 2022, amounting to €3,89 per share. On the basis of the achievement of 100.00% of its objectives, Dr. Morel benefits from 19,417. These 19,417 free shares are valued at €63,881.93 on the basis of the stock price on December 31, 2022, or €3.29 per ordinary share.

Performance Free Shares 2022	€139,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Morel of 100,000 performance free shares 2022.
Benefits in Kind	€6,501	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.

Total Compensation	€511,783

2023 Executive Board Compensation
At the general meeting of shareholders of the Company to be held on May 12, 2023 the compensation of the members of the Executive Board set forth in the following table for the year ended December 31, 2023 will be put to the vote of its shareholders:

Type of Compensation	Mondher Mahjoubi	Yannis Morel
Fixed Compensation	€470,000	€252,000
Maximum Annual Variable Compensation if 100% of the objectives are reached	€282,000	€100,800
Maximum Annual Variable Compensation if case of over-performance (150%)	€423,000	€151,200

The variable compensation for the year ended December 31, 2023 is based on the achievement of Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the managers to exceed their objectives.
There are three main strategic pillars: (i) maximizing the value of Lacutamab, (ii) advancing the R&D portfolio and (iii) sustaining the Company's business, complemented by two other pillars: (iv) finance and (v) CSR (corporate and social responsibility), which are essential to the achievement of the three strategic axes mentioned above.
Each pillar has been subdivided into:
(i) a baseline target; and
(ii) an outperformance target.
The weights of each pillar are:

	Baseline target	Outperformance target
Lacutamab	25%	25%
R&D pipeline	25%	25%
Business Development	20%	20%
Finance	20%	20%
CSR	10%	10%
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
The outperformance targets may only be reached if 100% of the baseline targets are reached.
At the general meeting of shareholders of the Company to be held on or about May 12, 2023, the allocation of free performance shares subject to capitalisation evolution and internal conditions will be put to the vote of its shareholders.
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
As of December 31, 2022, the Company had the following equity awards, warrants and free shares outstanding:
•250,820 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of December 31, 2022 at a weighted average exercise price of €8.15 per ordinary share;

•1,105,072 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) outstanding as of December 31, 2022 at a weighted average exercise price of €6.92 per ordinary share;
•128,061 ordinary shares issuable upon the vesting of free shares (AGA) outstanding as of December 31, 2022;
•757,840 ordinary shares issuable upon conversion of 6,268 free preferred shares (AGAP 2016) as of December 31, 2022, assuming all performance and presence conditions are met;
•1,130,344 ordinary shares issuable upon definitive acquisition of 1,130,344 Free Performance shares 2020 as of December 31, 2022, assuming all performance and presence conditions are met;
•1,491,000 ordinary shares issuable upon definitive acquisition of 1,491,000 Free Performance shares 2021 as of December 31, 2022 assuming all performance and presence conditions are met;
•1,921,500 ordinary shares issuable upon definitive acquisition of 1,921,500 Free Performance shares 2022 as of December 31, 2022 assuming all performance and presence conditions are met.
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

The following table shows the BSA outstanding as of December 31, 2022:

Plan title	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
General assembly meeting date	June 28, 2013	March 27, 2014	April 27, 2015	April 27, 2015	June 2, 2016
Date of grant	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Total number of BSA authorized	300,000	150,000	150,000	150,000	150,000
Total number of BSA granted	237,500	150,000	70,000	14,200	37,000
Start date of the exercise period	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
End date of the exercise period	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Exercise price per BSA/share	€2.36	€8.65	€9.59	€14.05	€11
Number of BSA exercised as of December 31, 2022	191,140	75,000	—	—	—
BSA cancelled or lapsed as of June 30, 2022	—	—	—	—	—
BSA remaining as of December 31, 2022	46,360	75,000	70,000	14,200	37,000
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
Innate's redeemable share warrants cannot be sold. The BSAAR have been granted to certain of the executive officers and employees.

The following table shows the BSAAR outstanding as of December 31, 2022:

Plan title	BSAAR 2012	BSAAR 2015
General assembly meeting date	June 28, 2012	April 27, 2015

Date of grant	May 27, 2013	July 1, 2015

Total number of BSAAR granted	146,050	1,050,382

Start date of the exercise period	May 27, 2013	July 1, 2015

End date of the exercise period	May 27, 2023	June 30, 2025

BSAAR initial purchase price	€0.11	€1.15

Exercise price per BSAAR/share	€2.04	€7.20

Number of BSAAR exercised as of December 31, 2022	86,700	1,940

BSAAR cancelled or lapsed as of Decmber 31,2022	—	2,720

BSAAR remaining as of December 31, 2022	59,350	1,045,722
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
One particular AGA plan, the “AGA Bonus,” entitled the Company management to opt for the payment of up to 50% of their annual variable compensation in free shares. Those who take this option benefit from a matching compensation equal to 50% for 2022 of the corresponding portion of the annual variable compensation, also payable in free shares. The AGA Bonus are subject to the same performance conditions, after a one-year vesting period, as the annual variable compensation. The number of AGA Bonus is determined by dividing the euro amount of the annual variable compensation for which the election is made and of the matching contribution, by an average of the trading price of its shares. Once vested, the AGA Bonus are subject to the minimum one-year lock-up period. The Supervisory Board has decided not to renew the AGA Bonus for 2023.

The following table shows the AGAs outstanding as of December 31, 2022:

Plan title	AGA Perf Employees 2020	AGA Perf Management 2020	AGA Perf Employees 2021	AGA Perf Management 2021	AGA Perf Employees 2022 (2)	AGA Perf Management 2022 (2)	AGA Bonus Management 2022 (1)
General assembly meeting date	May 19, 2020	May 19, 2020	May 28, 2021	May 28, 2021	May 20, 2022	May 20, 2022	May 20, 2022
Date of grant	August 5, 2020	August 5, 2020	October 1st, 2021	October 1st, 2021	December 12, 2022	December 12, 2022	October 3, 2022
Vesting Period	3 years	3 years	3 years	3 years	1 year	3 years	3 years
Lock-up period	None	None	None	None	None	None	None
Performance Conditions	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Number of AGA granted	766,650	710,000	1,066,600	610,000	1371500	550,000	128,061
Number of AGA vested as of December 31, 2022	—	—	—	—	—	—	—
Number of AGA lapsed as of December 31, 2022 (2)	286,306	60,000	17,500	30,000		0
Number of AGA remaining to be vested as of December 31, 2022	480,344	650,000	1,049,100	580,000	1371500	550,000	128,061

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
The following authorization will be submitted for approval to the general meeting of the shareholders to be held on May 12, 2023: (i) up to 1,050,000free shares with performance conditions to the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers, (iii) up to 1,500,000 free shares with performance conditions to the benefit of employees, (iv) up to 600,000 free shares to the benefit of employees, without performance conditions, (v) up to 350,000 free shares to the benefit of employees and Executive Committee and Executive Board (excluding the Chairman) members as part of the employee saving plan and (vi) up to 100,000 warrants to the benefit of independent Supervisory Board members to be issued at the fair market value.
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
Since the end of the lock-up period, holders of the 2016 AGAP that have not yet converted them into ordinary shares, are entitled to vote at the shareholders’ meetings, to dividends and to preferential subscription rights, on the basis of the number of ordinary shares to which they are entitled if they convert their AGAP.
On October 21, 2019, the performance criteria of the 2016-1 AGAP were assessed and the conversion ratio was determined as follows: one 2016-1 AGAP gives the right to 130 ordinary shares.
On December 30, 2019, the performance criteria of the 2016-2 AGAP were assessed and the conversion ratio was determined as follows: one 2016-2 AGAP gives the right to 111 ordinary shares.
The 2017 AGAP are not convertible since the performance criteria were not met.

The following table shows the AGAPs outstanding as of December 31, 2022:

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

Board Diversity Matrix (As of December 31, 2022)
Country of Principal Executive Offices:	France
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes

Total Number of Directors	8
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I : Gender Identity
Directors	-	-	-	-
Part II : Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-
LGBTQ+	-
Did Not Disclose Demographic Background	-
Supervisory Board Committees
The Supervisory Board has established an audit committee, a compensation and nomination committee, a Corporate and Social Responsibility Committee and a transactions committee, which operate pursuant to rules of procedure adopted by the Supervisory Board.
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
Audit Committee
Innate's audit committee assists the Supervisory Board in its oversight of the corporate accounting and financial reporting and oversees the selection of the auditors, their remuneration and independence and keeps the Supervisory Board informed on control systems, key processes and procedures, security and risks. From May 2022, the members of the audit committee as of the date of this Annual Report are Pascale Boissel, Irina Staatz-Granzer and Sally Bennett. Pascale Boissel is the Chairman of the audit committee.
The Company's Supervisory Board has determined that Dr. Bennett, Dr. Staatz-Granzer and Ms. Pascale Boissel are independent within the meaning of the applicable listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Supervisory Board has further determined that Ms. Boisse is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
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
Compensation and Nomination Committee
Innate's compensation and nomination committee assists the Supervisory Board in reviewing and making recommendations to the Supervisory Board with respect to the appointment and the compensation of the members of the Executive Board, Supervisory Board and Executive Committee and other key employees. In accordance with operating rules adopted by the Supervisory Board, the nomination and compensation committee is composed of at least two members appointed by the Supervisory Board. Following the Supervisory Board on May 20, 2022, the members of the committee are Pascale Boissel, Hervé Brailly, Véronique Chabernaud and Dr. Jean-Yves Blay. Currently, all of them are independent members of the compensation and nomination committee. Dr. Chabernaud is the Chairman of the committee.
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
Transactions Committee
Innate's transactions committee assists the Supervisory Board in examining the business and corporate development opportunities available to us, which may include the acquisition of rights to products or the acquisition of other companies as well as out-licensing opportunities. The members of this committee are Irina Staatz-Granzer, Hervé Brailly, Bpifrance Participations and Gilles Brisson. Currently, Dr. Staatz-Granzer is an independent member and Chairman of the transactions committee.
Innate Pharma's Supervisory Board has specifically assigned the following duties to the transactions committee:
•to analyze the fundamentals of the products and/or companies targeted by us, the feasibility of targeted acquisitions; and
•to participate in the selection of investment bankers and/or consultants.

CSR Committee
The Supervisory Board of 14 September 2022, on the recommendation of the Remuneration and Nomination Committee of 12 September 2022, decided to set up a CSR Committee. The first meeting of the Committee will be held in the second half of 2023.
The members of the CSR Committee at the date of this report are Sally Bennett, Véronique Chabernaud, Hervé Brailly et Olivier Martinez.
The main duties of the CSR Committee are to:
•make recommendations on the CSR policy and its implementation by the Company;
•examine the content of the non-financial information;
•review the Company's CSR publications; and
•determine the CSR criteria for the annual and multi-annual variable remuneration of the members of the Management Board and the Executive Committee.
The CSR policy and its implementation are being developed by the Company at the date of this report and will be presented to the CSR Committee for review in the second half of 2023.

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
The current members of the Executive Committee are Mondher Mahjoubi, Yannis Morel, Joyson Karakunnel, Odile Belzunce, Odile Laurent, Frédéric Lombard, Nicola Beltraminelli, Claire de Saint Blanquat and Henry Wheeler. Eric Vivier, the Senior Vice President, Chief Scientific Officer, is a permanent guest to the meetings of the Executive Committee.
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
The Company applies the Middlenext code, which recommends that at least two members of the Supervisory Board be independent (as such term is defined under the code). Neither the corporate laws of France nor the bylaws requires that (i) the compensation committee include only independent members of the Supervisory Board, (ii) each committee of the Supervisory Board have a formal written charter or (iii) the independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. The Company intends to follow French corporate governance practices in lieu of Nasdaq listing requirements for each of the foregoing.
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
D. Employees
As of December 31, 2022, the Company had 211 full-time employees. None of its employees are represented by collective bargaining agreements. The Company believe that it maintains good relations with its employees. The following tables show the number of employees as of December 31, 2022 broken out by department :

Full-time equivalent employees of Innate Pharma SA and Innate Pharma Inc.	As of December 31, 2022
Research and development	153
General and administrative	51
Executive committee	6
Total	210
E.Share Ownership.
For information regarding the share ownership of the directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes sets forth, as of December 31, 2022, information regarding beneficial ownership of the ordinary shares by:
•each person, or group of affiliated persons, known by Innate to beneficially own more than 5% of the ordinary shares;
•each of the Executive Board and Supervisory Board members individually; and
•all of the Executive Board and Supervisory Board members as a group.
Assuming that all of the ordinary shares represented by ADSs are held by residents of the United States, as of December 31, 2022, the Company estimates that approximately 5,8 million shares, or 7.24%% of the ordinary shares were held of record by residents of the United States.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2022 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2022. Ordinary shares subject to free shares, options and warrants currently exercisable or exercisable within 60 days of December 31, 2022 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Novo Nordisk A/S(1)	9,817,546	12.24%
MedImmune Limited(2)	7,485,500	9.33%
Bpifrance Participations(3)	6,389,406	7.97%
Executive Board and Supervisory Board members and other executive officers:
Mondher Mahjoubi, M.D.(4)	514,540	0.64%
Yannis Morel, Ph.D.(5)	242,775	0.30%
Hervé Brailly, Ph.D.(6)	889,784	1.11%
Irina Staatz-Granzer(7)	45,100	0.06%
Jean-Yves Blay(8)	50	—%
Gilles Brisson(9)	98,059	0.12%
Véronique Chabernaud(10)	24,210	0.03%
Olivier Martinez(11)	—	—%
Pascale Boissel(12)	1,000	—%
Sally Bennett(13)	2,500
Joyson Karakunnel	—	—%
Odile Belzunce(14)	55,356	0.07%
Eric Vivier, D.V.M.(15)	184,666	0.23%
Odile Laurent (16)	21,086	0.03%
Frédéric Lombard (17)	960	—%
Nicola Beltraminelli(18)
Henry Wheeler(19)	960
Claire de St Blanquat20)	960
All members of our Executive Board and Supervisory Board and other executive officers as a group(19)	25,774,458	32.13%

(1)Consists of 9,817,546 ordinary shares. The principal business address for Novo Nordisk A/S is Novo Allé, 2880 Bagsvaerd, Danemark.
(2)Consists of 7,485,500 ordinary shares. The principal business address for MedImmune Limited is Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom.

(3)Consists of 6,389,406 ordinary shares. The principal business address for Bpifrance Participations is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex.
(4)Consists of 514,540 ordinary shares.
(5)Consists of 154,775 ordinary shares and 88,000.00 reedemable warrants (BSAAR 2015).
(6)Consists of 739,784 ordinary shares and 150,000.00 reedemable warrants (BSAAR 2015).
(7)Consists of 25,100 ordinary shares, 10,000.00 warrants (BSA 2015-1) and 10,000.00 warrants (BSA 2017)
(8)Consists of 50 ordinary shares.
(9)Consists of 73,059 ordinary shares, 15,000.00 warrants (BSA 2015-1) and 10,000.00 warrants (BSA 2017).
(10) Consists of 10 ordinary shares, 14,200.00 warrants (BSA 2015-2) and 10,000.00 warrants (BSA 2017).
(11) As representative of Bpifrance Participations, the legal entity that holds this Supervisory Board seat.
(12) Consists of 1,000 ordinary shares.
(13) Consists of 2,500ordinary shares.
(14) Consists of 40,356 ordinary shares and 15000 reedemable warrants (BSAAR 2012 and 2015).
(15) Consists of 184,666 ordinary shares.
(16) Consists of 21,086 ordinary shares.
(17) Consists of 960 ordinary shares.
(18) NA
(19) Consists of 960 ordinary shares.
(20) Consists of 960 ordinary shares.
None of the principal shareholders has voting rights different than the other shareholders.
B.Related Party Transactions.
Since January 1, 2022, the Company has engaged in the following transactions with members of its Executive and Supervisory Boards and holders of more than 5% of its outstanding voting securities, and their respective affiliates, which Innate refers to as its related parties.
Transactions With The Principal Shareholders
AstraZeneca
Lumoxiti Termination and Transition Agreement
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization (BLA) be transferred back to AstraZeneca as from October 1, 2021. The BLA was effectively transferred to AstraZeneca on February 8th 2022. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. In the full year results 2020 announcement, Innate reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, the Parties agreed to split these manufacturing costs, and Innate paid $6.2 million to AstraZeneca on April 30, 2022.

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
Under a letter dated May 11, 2022, Bpifrance Financement confirmed to the Company that following the termination of the FORCE trial in 2022: (i) Bpifrance Financement shall pay the remaining amount for the project amounting to €646,756 and (ii) shall waive the debt for an amount of €1,988,000.
Arrangements with the Members of the Executive and Supervisory Boards
Director and Executive Officer Compensation
See “Item 6B—Compensation—Limitations on Liability and Indemnification Matters” for information regarding compensation of the members of the Supervisory and Executive Boards.
Amendment to the biomedical research agreement with the Léon Bérard Centre
Innate Pharma and the Centre Léon Bérard entered into a Biomedical Research Agreement on January 11, 2016 (the "Agreement") for the performance of the biomedical research IPH2201-203 entitled "Phase Ib/II trial evaluating IPH2201 in combination with cetuximab in patients with relapsed or metastatic HPV-positive (+) and HPV-negative (-) head and neck squamous cell carcinoma".
At the date of signature, the Agreement was not a regulated agreement, as Mr. Jean-Yves Blay, General Manager of the Léon Bérard Centre, was not a member of the Supervisory Board.
In accordance with the authorisation of the Supervisory Board on 17 December 2021, an amendment No. 1 was signed on 9 March 2022 in order to take into account the changes in the implementation of the Study and the budgetary adjustments, applied accordingly.

Such Amendment no. 1 ratifies the modification of the duration of the Study and consequently modifies the specific operating costs charged by the Léon Bérard Centre to meet the changes requested and the provisional budget of the Study.
Agreement with Jean-Yves Blay as member of the Supervisory Board
On December 17, 2021, the Supervisory Board authorized the conclusion of an agreement between Innate Pharma and Jean-Yves Blay in his capacity as member of the Supervisory Board in order to define the terms and conditions under which Jean-Yves Blay participates in the Supervisory Board.
This contract took effect on May 13, 2022 for the duration of Jean-Yves Blay's term of office, i.e. until May 12, 2023.
The contract provides that Jean-Yves Blay may receive a maximum remuneration of €43,000 per year.
For the financial year 2022, Jean-Yves Blay received €20,000 under this contract, corresponding to the amount of his fixed and variable remuneration as a member of the Supervisory Board.
Motivation: To regulate Jean-Yves Blay's mandate as a member of the Supervisory Board, given his status as a civil servant subject to the provisions applicable to health professionals.
Indemnification Agreement with Mr. Hervé Brailly, Mrs. Irina Staatz-Granzer, Mr. Jean Yves Blay, Mr. Gilles Brisson, Mrs. Véronique Chabernaud, Mrs. Pascale Boissel, Ms. Sally Bennett and Mr. Olivier Martinez as members of the Supervisory Board and Mr. Mondher Mahjoubi and Mr. Yannis Morel as members of the Management Board
In the context of the Nasdaq IPO and regarding the need to put in place insurances for the liability of officers of listed companies in the US, the Supervisory board decided :
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
In accordance with the authorization of the Supervisory Board of December 17, 2021, an amendment n°1 was signed on March 9, 2022 in order to take into account the changes in the conduct the Study and certain adjustments to the budget.
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
C.Material Contracts.
Strategic Collaborations and License Agreements
AstraZeneca
2015 Agreements
In April 2015, the Company entered into two agreements with MedImmune, a wholly owned subsidiary of AstraZeneca, which Innate refers to as AstraZeneca. The first agreement was a co-development and license agreement relating to certain combination products containing monalizumab ( the "Original Co-Development Agreement"), and the second agreement was a development and option agreement for products containing monalizumab, including products using monalizumab as a monotherapy (the "2015 Option Agreement"). The Company received an initial payment of $250 million under these agreements on June 30, 2015, of which $100 million was paid to Innate as an initial payment for the Original Co-Development Agreement and $150 million was paid to Innate as consideration for the 2015 Option Agreement described below. In October 2018, AstraZeneca exercised its option under the 2015 Option Agreement, which resulted in the automatic termination of both the Original Co-Development Agreement and the 2015 Option Agreement, and a new co-development and license agreement relating to all products containing monalizumab (the "2015 Co-Development Agreement"), automatically came into effect. In connection with AstraZeneca’s exercise of its option under the 2015 Option Agreement, an upfront payment of $100 million was due under the 2015 Co-Development Agreement, which it paid in January 2019.
2015 Co-Development Agreement (monalizumab)
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
In August 2022, the Company announced that the planned futility interim analysis of the INTERLINK-1 Phase 3 study sponsored by AstraZeneca did not meet a pre-defined threshold for efficacy. Based on this result and the recommendation of an Independent Data Monitoring Committee, AstraZeneca has informed Company that the study will be discontinued.
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
In April 2022, the Company announced that AstraZeneca enrolled the first patient in a second Phase 3 trial, PACIFIC-9, evaluating durvalumab in a combination with monalizumab or oleclumab in patients with unresectable, Stage III NSCLC, which trigerred a $50 million milestone payment from AstraZeneca Innate.
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
AstraZeneca is obligated to pay Innate up to $775 million in the aggregate upon the achievement of certain development and regulatory milestones ($350 million), including commercialization milestones ($425 million). As described above, the arrangement also provides for a 50% profit share and, subject to certain deferrals of reimbursement, loss share of licensed products in Europe if the Company does not opt out of its co-funding and co-promoting obligations. In addition, the Company will be eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The royalties payable to Innate under the 2015 Co-Development Agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection.
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
Unless earlier terminated, the term of the 2015 Co-Development Agreement will expire on the date on which all of AstraZeneca’s payment obligations have expired. The Company may terminate the 2015 Co-Development Agreement if AstraZeneca challenges any patent licensed to it under the agreement. AstraZeneca may terminate the 2015 Co-Development Agreement in its entirety for convenience at any time effective upon 120 days’ prior written notice to us. Either party may terminate the 2015 Co-

Development Agreement in the event of an uncured material breach by the other party or for certain bankruptcy or insolvency events involving the other party.
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
In June 2022, the 2018 CD39 Option Agreement was amended. Innate received a $5M milestone payment from AstraZeneca upon signature of the amendment and is responsible for conducting a new Phase 2 multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201, durvalumab, and chemotherapy in patients with resectable, early-stage Non-small Cell Lung Cancer (NSCLC). The "MATISSE" Study has started and is awaiting first patient. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs. Innate made a €0.6 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement (see below).
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
2018 Future Programs Option Agreement
In October 2018, the Company entered into another option agreement with AstraZeneca, relating to four pre-clinical programs. The Company received an initial payment of $20 million at signing. Pursuant to the 2018 Future Programs Option Agreement, the Company granted to AstraZeneca four exclusive options that are exercisable until IND approval to obtain a worldwide, royalty-bearing, exclusive license to certain of its patents and know-how relating to certain specified pipeline candidates to develop and commercialize optioned products in all fields of use. The relevant programs are IPH43, IPH25, the anti-Siglec-9 antibody program and a multi-specific NKp46 NKCE program. Upon exercise of an option, the Company would be entitled to an option exercise payment of $35 million, as well as development and regulatory milestone payments ($360 million) and commercialization milestone payments ($500 million) and tiered, mid-single digit to mid-teen percentage royalties on net sales of the applicable product. The royalties payable to Innate may be reduced under certain circumstances, including loss of exclusivity, lack of patent protection or the specific nature of the compound included within the applicable product. Additionally, the Company would have rights to co-fund certain development costs in order to obtain profit and loss sharing in Europe. So long as the Company elects to co-fund such development costs, the Company also will have a right to co-promote optioned products in Europe.
In 2022, the Company has received from AstraZeneca a notice that it will not exercise its option to license the four pre-clinical programs covered in the Future Programs Option Agreement which is therefore terminated.
Lumoxiti Licence Agreement
In October 2018, the Company entered into a third agreement with AstraZeneca relating to the licence of Lumoxiti (the "Lumoxiti Agreement").
The Company made an initial payment to AstraZeneca of $50 million under this agreement in January 2019 as well as $15 million when filing of the BLA in Europe. Pursuant to the Lumoxiti Agreement, the Company obtained an exclusive license under certain patents and knowhow of AstraZeneca to develop, manufacture and commercialize Lumoxiti for all uses in humans and animals in the United States, the European Union and Switzerland. In December 2020, the Company exercised its right of termination by sending a termination notice of the Lumoxiti Agreement to AstraZeneca.
Lumoxiti Termination and Transition Agreement
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was executed, effective as of June 30, 2021 organizing transition of the licensed rights and BLA back to AstraZeneca and share of different costs including manufacturing. As provided by the Termination and Transition Agreement, Innate paid $6.2 million to AstraZeneca on April 29, 2022. Transition of all Lumoxiti rights back to AstraZeneca has been completed in July 2022.

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
Following a strategic review in 2021, the Company was solely pursuing avdoralimab in bullous pemphigoid ("BP"), an inflammatory disease, through an investigator-sponsored study and stopped further development in all other indications.
In last quarter of 2022, the Company was informed by the Sponsor, the Centre Hospitalier Universitaire de Nice, that the ongoing Phase 2 study for the treatment of BP, will be discontinued. Consequently, the Company decided to stop further development in BP indication and will continue to review its strategy on avdoralimab.

Collaboration and licensing agreement with Sanofi (2016)
The Company entered into a research collaboration and licensing agreement with Sanofi in January 2016 to apply its proprietary technology to the development of bispecific antibody formats engaging NK cells to kill tumor cells through the activating receptor NKp46. The Company granted to Sanofi under certain of its intellectual property a non-exclusive, worldwide, royalty-free research license, as well as an exclusive, worldwide license to research, develop and commercialize products directed against two specified targets, for all therapeutic, prophylactic and diagnostic indications and uses.
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
In July 2022, the Company announced that Sanofi has made the decision to progress IPH6401/SAR’514 into investigational new drug (IND) enabling studies, triggering a €3 million milestone payment.

Research Collaboration and Licence agreement with Sanofi (2022)
In December 2022, the Company entered into a research collaboration and licensing agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi ("Sanofi") under which the Company grants Sanofi an exclusive license to Innate’s B7H3 ANKET® program and options for two additional targets. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.
Under the terms of the Research Collaboration and Licence agreement, Innate has received in March 2023 €25 million as upfront payment and will receive, during the term of the Research and Collaboration Agreement, up to €1.35 billion total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.

Orega License Agreement
Pursuant to its licensing agreement with Orega Biotech, Innate acquired an exclusive license to Orega Biotech’s intellectual property rights relating to its anti-CD39 checkpoint inhibitor program. As of December 31, 2018, the Company had paid a total amount of €1.8 million to Orega Biotech for the acquisition of these intellectual property rights, and in June 2019, the Company paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration relating to the collaboration and option agreement signed on October 22, 2018 with AstraZeneca for IPH5201. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone pursuant to Innate's collaboration agreement with AstraZeneca and Innate made a €2.7 million milestone payment to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS. In June 2022, Innate received a $5 million milestone payment from AstraZeneca upon signature of an amendment to the 2018 CD39 Option Agreement (see above) and made a €0.6 million milestone payment to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS.
Unless earlier terminated, the Company may also pay Orega Biotech up to an additional €48.8 million in the aggregate upon the achievement of development and regulatory milestones. Finally, the Company will be required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201.
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

Bank Loans
In July 17th 2017, the Company entered into one loan agreement with Société Générale, pursuant to which the Company obtained a financing in an amount equal to €15.2 million with a term of 12 years.
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
The market value of the assets may be determined in large part by reference to the market price of the ADSs and its ordinary shares. Therefore, fluctuations in the market price of the ordinary shares or ADSs may result in the Company being a PFIC for any taxable year. Whether the Company is a PFIC for any taxable year will depend on income, assets, activities and market capitalization in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that the Company will not be a PFIC in any taxable year. the Company does not believe it was characterized as a PFIC in its taxable year ended December 31, 2022. However, there can be no assurance that the Company will not be a PFIC in the current year or for any future taxable year. Its U.S. counsel expresses no opinion regarding its conclusions or its expectations regarding its PFIC status.
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
Liquidity risk
The Company does not believe that it is exposed to short-term liquidity risk, considering its cash and cash equivalents and short-term investments of €101.5 million as of December 31, 2022, which consist primarily of cash and money market funds and term deposits that are convertible into cash immediately without penalty.
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
Innate's revenue denominated in U.S. dollars has represented approximately 88%, 78% and 92% of revenue in the years ended December 31, 2020, 2021 and 2022, respectively. Payments in U.S. dollars represented approximately 48%, 50%, and 50% of the payments in the years ended December 31, 2020, 2021 and 2022, respectively. In order to cover this foreign currency exchange rate risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and September 2020. The Company kept the entire U.S dollars portion of the proceeds received from its October 2019 global offering in U.S dollars. The Company does not use hedging instruments in its current operations. Refer to Item 3.D. Risk Factors - Innate's business may be exposed to foreign exchange risks.
Interest rate risk
The Company has limited exposure to interest rate risk. Its exposure primarily relates to money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The Company does not have any credit facilities bearing variable interest rates. The repayment of the advances from BPI France, the borrowings subscribed in 2017 and the two State Guaranteed Loans obtained in 2021 and extended in 2022, are not subject to interest rate risk. The effect of an increase or decrease in interest rates would have an immaterial effect on profit or loss.
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
Depositary Payments for 2022
Not applicable.
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

Item 15. Controls and Procedures.
Disclosure Controls and Procedures
Management, with the participation of our Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), after evaluating the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of December 31, 2022, have concluded that, the disclosure controls and procedures were not effective as of December 31, 2022 as a result of the material weakness described below.
Management’s Annual Report on Internal Control over Financial Reporting
The management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such terms is defined in Exchange Act Rule 13a-15(f) and 15d-15(f) for the assessment of the effectiveness of our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of our Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), the management conducted an evaluation of internal control over financial reporting based upon the criteria established in internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on evaluation under these criteria, management determined, based upon the existence of the material weakness described below, that the Company did not maintain effective internal control over financial reporting as of December 31, 2022.
The control deficiencies identified are due to a lack of granularity and precision of the design and, constitute a material weakness in the aggregate primarily relating to:
•prevention or detection of material errors in the classification and presentation of the consolidated financial statements, and related disclosures
•recording of all third-party services in the correct period.

The deficiencies in control activities contributed to errors related to misclassification and presentation which have been identified and have been corrected throughout 2022 and during the year-end closing.
Management’s Plan for Remediation of Current Material Weakness
The company will enhance the design of its controls activities to apply a lower level of granularity to avoid any material errors in the presentation of the consolidated financial statements, related disclosures, and in relation to cutoff, in particular:
•Implementing an automated control in its ERP requesting an approval of any receipt with different allocation from the Purchase Order to avoid any misclassification between General & Administration and Research & Development.
•Simplifying and strengthening the validation of the data collection from the Company’s alliance partners to ensure a proper classification of future debt evolution between current and non-current in the balance sheet.

•Improving existing controls to include a review of open Purchase Orders without any receipts to make sure that all third party services are recorded in the correct period.
Notwithstanding such material weakness, management has concluded that the financial statements included elsewhere in this Annual Report present fairly, in all material respects, the financial position, results of operations and cash flows for the periods presented in conformity with IFRS.
The Company cannot give assurance that the measures taken to remediate the material weakness will be sufficient or that they will prevent future material weaknesses. As management continues to evaluate and work to improve the Company’s internal control over financial reporting, the Company may determine it necessary to take additional measures or modify the remediation plan described above. The material weaknesses cannot be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Attestation Report of the Registered Public Accounting Firm
This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.
Changes in Internal Control over Financial Reporting
Except for the identification of the material weakness above, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. Reserved.
Not applicable.
Item 16A. Audit Committees Financial Expert.
Innate's Supervisory board has determined that Pascale Boissel is an audit committee financial expert as defined by SEC rules and regulations and each of the members of the board of directors has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Pascale Boissel, Dr. Staatz-Granzer and Dr. Sally Bennett are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.
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
Item 16C. Principal Accountant Fees and Services.
Deloitte & Associés, has served as the independent registered public accounting firm for 2021 and 2022. The accountants billed the following fees to Innate for professional services in each of those fiscal years, all of which were approved by the audit committee:

	Year ended December 31,
	2021	2022
(in thousands of euro)	Deloitte & Associés	Deloitte & Associés
Audit fees	702	855
Non-audit fees	78	248
Total	780	1,103

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
The Company applies the Middlenext code, which recommends that at least two members of the Supervisory Board be independent (as such term is defined under the code). Neither the corporate laws of France nor the bylaws requires that (i) each committee of the Supervisory Board have a formal written charter or (iii) the independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. The Company intends to follow French corporate governance practices in lieu of Nasdaq listing requirements for each of the foregoing.
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
Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits.
The exhibits listed below are filed as exhibits to this Annual Report.
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1*	By-laws (status) of the registrant (English translation)
2.1	Form of Deposit Agreement	F-1	333-233865	4.1	10/04/19
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-233865	4.2	10/04/19
4.1†	Co-Development and License Agreement between Innate Pharma S.A. and MedImmune Limited, dated April 24, 2015, as amended to date.	F-1	333-233865	10.1	09/20/19
4.2†	Termination and Transition Agreement, between Innate Pharma SA. and MedImmune Limited, dated 30 June 2021, as amended to date	20-F	001-39084	4.2	04/04/22
4.3†	Amendment and Restatement Agreement of the Collaboration and Option Agreement Relating to CD39, between Innate Pharma S.A. and MedImmune Limited, dated April 16, 2019.	F-1	333-233865	10.3	09/20/19
4.4†	Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S, dated March 28, 2006, as amended to date.	F-1	333-233865	10.4	09/20/19
4.5†	Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated June 9, 2008 (English translation).	F-1	333-233865	10.5	09/20/19
4.6†	Amendment to Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated September 29, 2016 (English translation).	F-1	333-233865	10.6	09/20/19
4.7†	Loan Agreement with Société Générale, dated December 22nd, 2021 (English translation)	20-F	001-39084	4.7	04/04/22
4.8†	Loan Agreement with BNP Paribas, dated December 17th 2021 (English translation)	20-F	001-39084	4.8	04/04/22
8.1	List of subsidiaries of the registrant	F-1	333-233865	21.1	09/20/19
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte & Associés
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
Date: April 5, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Innate Pharma
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Innate Pharma S.A. and subsidiaries (the "Company") as of December 31, 2022, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income (loss), cash flows and changes in shareholders' equity, for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB).
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
April 5, 2023

We have served as the Company's auditor since 2014.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2020	2021	2022
ASSETS
Non-current assets
Intangible assets	6	46,289	44,192	1,556
Property and equipment	7	11,694	10,174	8,542
Non-current financial assets	4	38,934	39,878	35,119
Other non-current assets		147	148	149
Trade receivables and others - non-current	5	29,821	29,821	14,099
Deferred tax assets	17	7,087	5,028	8,568
Total non-current assets		133,972	129,241	68,033
Current assets
Cash and cash equivalents	4	136,792	103,756	84,225
Short-term investments	4	14,845	16,080	17,260
Trade receivables and others - current	5	21,814	18,420	38,346
Total current assets		173,451	138,256	139,831
TOTAL ASSETS		307,423	267,496	207,863

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	11	3,950	3,978	4,011
Share premium	11	372,131	375,220	379,637
Retained earnings		(156,476)	(219,404)	(272,213)
Other reserves		355	456	819
Net income (loss)		(63,984)	(52,809)	(58,103)
Total shareholders’ equity		155,976	107,440	54,151
Non-current liabilities
Collaboration liabilities – non-current portion	13	44,854	32,997	52,988
Financial liabilities – non-current portion	9	16,945	13,503	40,149
Defined benefit obligations	10	4,177	2,975	2,550
Deferred revenue – non-current portion	13	32,674	25,413	7,921
Provisions – non-current portion	18	221	253	198
Deferred tax liabilities	17	7,087	5,028	8,568
Total non-current liabilities		105,959	80,169	112,374
Current liabilities
Trade payables and others	8	29,539	28,573	20,911
Collaboration liabilities – current portion	13	1,832	7,418	10,223
Financial liabilities – current portion	9	2,142	30,748	2,102
Deferred revenue – current portion	13	11,299	12,500	6,560
Provisions – current portion	18	676	647	1,542
Total current liabilities		45,488	79,886	41,338
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		307,423	267,496	207,863

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(amounts in thousands of euro, except share and per share data)

		Year ended December 31,
	Note	2020(1)	2021	2022
Revenue and other income
Revenue from collaboration and licensing agreements	13	56,155	12,112	49,580
Government financing for research expenditures	13	13,618	12,591	8,035
Other income		—	—	59
Total revenue and other income		69,773	24,703	57,674
Operating expenses
Research and development expenses	14	(49,708)	(47,004)	(51,663)
General and administrative expenses	14	(18,986)	(25,524)	(22,436)
Impairment of intangible assets	6	—	—	(41,000)
Total operating expenses		(68,694)	(72,528)	(115,099)
Net income (loss) from distribution agreements		—	—	—
Operating income (loss)		1,079	(47,825)	(57,425)
Financial income	15	4,855	6,344	4,775
Financial expenses	15	(6,763)	(3,997)	(5,321)
Net financial income (loss)		(1,908)	2,347	(546)
Net income (loss) before tax		(829)	(45,478)	(57,972)
Income tax expense	16	—	—	—
Net income (loss) from continuing operations		(829)	(45,478)	(57,972)
Net income (loss) from discontinued operations	17	(63,155)	(7,331)	(131)
Net income (loss)		(63,984)	(52,809)	(58,103)
Basic income (loss) per share (€/share)	20	(0.81)	(0.66)	(0.73)
Diluted income (loss) per share (€/share)	20	(0.81)	(0.66)	(0.73)
- Basic income (loss) per share from continuing operations	20	(0.01)	(0.57)	(0.73)
- Diluted income (loss) per share from continuing operations	20	(0.01)	(0.57)	(0.73)
- Basic income (loss) per share from discontinued operations	20	(0.80)	(0.09)	—
- Diluted income (loss) per share from discontinued operations	20	(0.80)	(0.09)	—
(1)The 2020 comparatives has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euro)

(In thousands of euro)	Year Ended December 31,
	Note	2020	2021	2022
Net income (loss) for the period		(63,984)	(52,809)	(58,103)
Elements which will be reclassified in the consolidated statement of income (loss):
Change in fair value of short-term investments and non-current financial assets	4	—	—	—
Foreign currency translation gain (loss)		222	(483)	(428)
Items which will not be reclassified in the consolidated statement of income (loss):
Actuarial gains and (losses) related to defined benefit obligations	10	(200)	584	790
Other comprehensive income (loss)		22	101	362
Total comprehensive income (loss)		(63,962)	(52,708)	(57,741)

CONSOLIDATED STATEMENT OF CASH FLOWS
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2020	2021	2022

Net income (loss)		(63,984)	(52,809)	(58,103)
Reconciliation of the net income (loss) and the cash generated from (used for) the operating activities
Depreciation and amortization, net	6, 7	56,797	4,596	45,405
Employee benefits costs	10	216	437	365
Provisions for charges		604	4	839
Share-based compensation expense	14	2,475	2,617	4,249
Change in fair value of financial assets	4	577	(987)	1,372
Foreign exchange (gains) losses on financial assets	4	1,256	(1,136)	(912)
Change in accrued interests on financial assets	4	372	(55)	118
Gains (losses) on assets and other financial assets		(962)	(367)	—
Interest paid	16	341	312	—
Other profit or loss items with no cash effect		(254)	(1,185)	15
Operating cash flow before change in working capital		(2,562)	(48,573)	(6,652)
Change in working capital		(49,206)	(9,884)	(12,502)
Net cash generated from / (used in) operating activities		(51,767)	(58,457)	(19,154)
Acquisition of intangible assets	6.8	(10,375)	(401)	(587)
Acquisition of property and equipment, net	7.8	(907)	(929)	(535)
Purchase of non-current financial instruments	4	(3,000)	—	—
Disposal of property and equipment	4	9	7	—
Disposal of other assets		—	40	—
Acquisition of other assets		(59)	(1)	(1)
Disposal of non-current financial instruments	4	—	—	3,000
Interest received on financial assets		962	367	—
Net cash generated from / (used in) investing activities		(13,370)	(917)	1,877
Proceeds from the exercise / subscription of equity instruments		48	499	198
Proceeds from borrowings	9	1,360	28,700	—
Repayment of borrowings	9	(2,245)	(2,069)	(2,026)
Net interest paid		(341)	(312)	—
Net cash generated from / (used in) financing activities		(1,177)	26,818	(1,828)
Effect of the exchange rate changes		219	(483)	(428)
Net increase / (decrease) in cash and cash equivalents		(66,096)	(33,037)	(19,531)
Cash and cash equivalents at the beginning of the year	4	202,887	136,792	103,756
Cash and cash equivalents at the end of the year	4	136,792	103,756	84,225

Change in working capital	Note	December 31, 2021	December 31, 2022	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	48,241	52,445	(4,204)
Trade payables and others (excluding payables related to capital expenditures)	8	(28,573)	(20,911)	(7,662)
Collaboration liabilities - current and non-current portion	13	(40,415)	(63,211)	22,796
Deferred revenue - current and non-current portion	13	(37,913)	(14,481)	(23,432)
Change in working capital		(58,660)	(46,158)	(12,502)

Change in working capital	Note	December 31, 2020	December 31, 2021	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	51,635	48,241	3,394
Trade payables and others (excluding payables related to capital expenditures)	8	(29,519)	(28,573)	(946)
Collaboration liabilities - current and non-current portion	13	(46,686)	(40,415)	(6,271)
Deferred revenue - current and non-current portion	13	(43,973)	(37,913)	(6,060)
Change in working capital		(68,543)	(58,660)	(9,884)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in thousands of euro, except share data)

	Note	Number of shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total Equity
December 31, 2019		78,825,621	3,941	369,617	(134,912)	(472)	(20,759)	217,416
Net loss		—	—	—	—	—	(63,984)	(63,984)
Actuarial gains on defined benefit obligations		—	—	—	—	(200)	—	(200)
Foreign currency translation gain		—	—	—	(805)	1,027	—	222
Total comprehensive income (loss)		—	—	—	(805)	827	(63,984)	(63,962)
Allocation of prior period loss		—	—	—	(20,759)	—	20,759	—
Exercise and subscription of equity instruments		175,331	9	38	—	—	—	47
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	2,476				2,476
December 31, 2020		79,000,952	3,950	372,131	(156,476)	355	(63,984)	155,976
Net loss		—	—	—	—	—	(52,809)	(52,809)
Actuarial losses on defined benefit obligations		—	—	—	—	584	—	584
Foreign currency translation loss		—	—	—		(483)	—	(483)
Total comprehensive income (loss)		—	—	—	—	101	(52,809)	(52,708)
Impact of applying IFRIC agenda decision on IAS 19 (1)	10	—	—	—	1,054	—	—	1,054
Allocation of prior period loss		—	—	—	(63,984)	—	63,984	—
Exercise and subscription of equity instruments		555,770	28	471	—	—	—	499
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	2,617				2,617
December 31, 2021		79,556,722	3,978	375,220	(219,404)	456	(52,809)	107,440
Net loss		—	—	—	—	—	(58,103)	(58,103)
Actuarial gains on defined benefit obligations		—	—	—	—	790	—	790
Foreign currency translation gain		—	—	—	—	(428)	—	(428)
Total comprehensive income (loss)		—	—	—	—	362	(58,103)	(57,741)
Allocation of prior period loss		—	—	—	(52,809)	—	52,809	—
Exercise and subscription of equity instruments	11	669,442	34	168	—	—	—	202
Increase capital, net	11	—	—	—	—	—	—	—
Share-based payment	11.14	—	—	4,249		—		4,249
December 31, 2022		80,226,164	4,011	379,637	(272,213)	819	(58,103)	54,151

(1)This restatement represents the impact of the change in accounting method following the IFRIC (International Financial Reporting Interpretations Committee) opinion validated by the IAS Board in June 2021, according to which the method for measuring the obligations of certain retirement benefit plans must be modified. The details of this change in method are presented in note 10.

NOTES TO FINANCIAL STATEMENTS
Note 1:The company
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including five clinical product candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. Innate Pharma believes its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
From its inception, the Company has incurred losses due to its research and development (“R&D”) activity. The financial year ended December 31, 2022 generated a €58,103 thousand net loss. As of December 31, 2022, the shareholders’ equity amounted to €54,151 thousand. Subject to potential new milestone payments related to its collaboration agreements, the Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
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
As of December 31, 2022, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
This subsidiary is fully consolidated.

1.1.Significant contracts
The following paragraphs describe the key provisions of significant contracts.
a)Agreements related to monalizumab with Novo Nordisk A/S and with AstraZeneca
2014 Novo Nordisk A/S monalizumab agreement
On February 5, 2014, the Company acquired from Novo Nordisk A/S full development and commercialization rights to monalizumab. Novo Nordisk A/S received €2.0 million in cash and 600,000 ordinary shares at a price of €8.33 per share (€5.0 million). Novo Nordisk A/S is eligible to receive up to €20.0 million in potential regulatory milestones and single-digit tiered royalties on sales of monalizumab products. The agreement with Novo Nordisk A/S included a right to additional consideration in the event of an out-licensing agreement. Consequently, following the agreement signed with AstraZeneca in April

2015 (as described below), the Company paid to Novo Nordisk A/S additional consideration of €6.5 million (paid in April 2016). Following the exercise of the option by AstraZeneca in October 2018 (as described below), Novo Nordisk A/S became entitled to a second and final additional payment amounting to $15.0 million (€13.1 million) which was recognized as a liability as of December 31, 2018 and was paid in February 2019. There are no other potential additional milestones payments due to Novo Nordisk A/S. These amounts were added to the net book value of the intangible asset and are amortized according to the same amortization plan as the initial €7.0 million recognized in 2014. The net book value of the license amounted to €1.6 million as of December 31, 2022.
Refer to Notes 2.h, 2.i and 6 for accounting description.
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
In September 2020, the Company signed an amendment to the collaboration and license agreement concluded with AstraZeneca in 2015. Following the analysis of a longer patient follow-up as well as the maturation of the survival data of the Cohort 2, and after discussion with AstraZeneca, the Company agreed to amend the original agreement. This amendment changed the financial terms relating to the milestone payment expected following the treatment of the first patient with AstraZeneca in the first Phase 3 trial evaluating monalizumab. The original agreement signed in 2015 provided for a milestone payment of $100 million. Following the inclusion by AstraZeneca of the first patient in the first Phase 3 trial evaluating monalizumab (INTERLINK-1) in October 2020, and in accordance with the amendment signed in September 2020, the Company received a payment of $50 million . An additional payment of $50 million was subject to an interim analysis. On August 1, 2022, the Company announced that the combination of monalizumab and cetuximab did not reach the pre-specified efficacy threshold in the protocol-planned interim futility analysis of the Phase 3 INTERLINK-1 clinical study conducted by AstraZeneca. AstraZaneca has thus informed the Company that the study will be discontinued. Consequently, the Company is not eligible for the additional payment of $50.0 million as provided for in the amendment signed in September 2020.

On June 2022, the Company received an additionnal payment of $50.0 million from AstraZeneca following the inclusion of the first patient in the second trial evaluating monalizumab, on April 2022 ("PACIFIC-9").
In addition to the initial payment, the option exercise payment and the payment received for the inclusion of the first patient in the first Phase 3 trial, AstraZeneca is obligated to pay the Company up to $775 million in the aggregate upon the achievement of certain development and regulatory milestones ($350 million) and commercialization milestones ($425 million). The Company is eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The Company is required for a defined period of time to co-fund 30% of the Phase 3 clinical trials of licensed products, subject to an aggregate cap, in order to receive 50% of the profits in Europe.
Refer to Notes 2.a, 2.p and 13.a for accounting description.
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
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a Termination and Transition Agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. The FDA has effectively transferred the BLA to AstraZeneca on February 8, 2022. AstraZeneca has reimbursed Innate Pharma for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate has paid $6.2 million to AstraZeneca (€5.9 million) on April 2022.
Following the termination and transition agreement signed in 2021, Lumoxiti activities are presented as discontinued operations as of December 31, 2021 and 2022, respectively.
Refer to Notes 2.v and 17 for accounting description.
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
On June 1, 2022, the Company signed an amendment to the collaboration and license option agreement IPH5201 concluded with AstraZeneca in October 2018. Subsequently, the Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancers for which the Company will be the sponsor. In accordance with the amendment signed on June 1, 2022, the Company is eligible for a milestone payment of $5.0 million by AstraZeneca. This milestone payment was received on August 2, 2022 by the Company.
Upon exercise of its option under the agreement, AstraZeneca is committed to pay an option exercise fee of $25.0 million and up to $800.0 million in the aggregate upon the achievement of certain development and regulatory milestones ($300 million) and commercialization milestones ($500 million). The arrangement also provides for a 50% profit share in Europe if the Company opts into certain co-promoting and late stage co-funding obligations. In addition, the Company would be eligible to receive tiered royalties ranging from a high-single digit to mid-teen percentage on net sales of IPH5201, or from a mid-single digit to low-double digit percentage on net sales of other types of licensed products, outside of Europe. The royalties payable to the Company under the agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection. As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. The Company was reimbursed by AstraZeneca for certain research and development expenses related to IPH5201 for the year ended December 31, 2022. The Company has the option to co-fund 30% of the shared development expenses related to the Phase 3 clinical trials in order to acquire co-promotion rights and to share in 50% of the profits and losses of licensed products in Europe. If the Company does not opt into the co-funding obligations, among other things, its right to share in 50% of the profits and losses in Europe and right to co-promote in certain European countries will terminate and will be replaced by rights to receive royalties on net sales at the rates applicable to outside of Europe. Additionally, certain milestone payments that may be payable to the Company would be materially reduced.
Refer to Notes 2.p and 13.b for accounting description.
d)Agreement related to additional preclinical molecules with AstraZeneca
In October 2018, the Company granted to AstraZeneca four exclusive options that are exercisable until IND approval to obtain a worldwide, royalty-bearing, exclusive license to certain of the Company’s patents and know-how relating to certain specified pipeline candidates to develop and commercialize optioned products in all fields of use. Pursuant to the agreement, AstraZeneca paid the Company a $20.0 million upfront payment (€17.4 million) in October 2018. The Company recognized this upfront payment in the consolidated statement of financial position as deferred revenue as of December 31, 2018, until the exercise or the termination of each option at the earliest.
During 2022 first semester, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue as of June 30, 2022
Refer to Notes 2.q and 13.c for accounting description.

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
Refer to Notes 2.h, 2.j and 6 for accounting description.
2018 avdoralimab AstraZeneca agreement
On January 1, 2021, the Company entered into a clinical trial collaboration agreement with AstraZeneca to sponsor a Phase 1/2 clinical trial (STELLAR-001) to evaluate the safety and efficacy of durvalumab, an anti-PD-L1 immune checkpoint inhibitor, in combination with avdoralimab, as a treatment for patients with select solid tumors. The Company is the sponsor of the trial and the costs are equally shared between the two partners. This collaboration is a non-exclusive agreement and does not include any licensing rights on avdoralimab to AstraZeneca. In the first half of 2020, and based on data from cohort extensions in the first two cohorts, the Company decided to stop recruiting in the STELLAR-001 trial.
Refer to Notes 2.p and 13 for accounting description.
f)Collaboration and license agreements concluded with Sanofi for the development of "NK Cell engages" in oncology

License and collaboration agreement with Sanofi signed in 2016
On January 2016, the Company entered into a research collaboration and licensing agreement with Sanofi to apply its proprietary technology to the development of multi-specific antibody formats engaging NK cells to kill tumor cells through the activating receptor NKp46. The Company granted to Sanofi under certain of its intellectual property a non-exclusive, worldwide, royalty-free research license, as well as an exclusive, worldwide license to research, develop and commercialize products directed against two specified targets, for all therapeutic, prophylactic and diagnostic indications and uses.
The Company had work together with Sanofi on the generation and evaluation to two mulspecific NK cell engagers (IPH6101/SAR443579 and IPH6401/SAR'514), using its technology and Sanofi’s tumor targets and technology. Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. The Company will be eligible for up to €400.0 million in payments, primarily upon the achievement of development and commercial milestones, as well as royalties ranging from a mid to high single-digit percentage on net sales.
On January 5, 2021, the Company announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND) enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format. The decision triggered a €7.0m milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579. In December 2021, the Company announced that the first patient was dosed in a Phase 1/2 clinical trial, evaluating IPH6101/SAR443579, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). Following the initiation of the trial, the Company received a €3.0m milestone from Sanofi.
During 2022 first semester, the Company was informed of Sanofi's decision to advance IPH6401/SAR’514 towards regulatory preclinical studies aimed at studying an investigational new drug. As such, Sanofi has selected a second multi-specific antibody that engages NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company.

Collaboration and research license agreement with Sanofi signed in 2022
On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7H3 ANKET® program and options on two additional targets. Once selected, Sanofi will be responsible for all development, manufacturing and marketing.
Under the terms of the research collaboration and license agreement, the Company was eligible for an initial payment of €25.0 million, received in March 2023. Under the agreement, the Company is eligible for the duration of the research and collaboration agreement, to milestone payments of up to €1.35 billion in total, mainly linked to the achievement of preclinical, clinical, regulatory and commercial milestones (plus royalties on potential net sales).
Refer to Notes 2.p and 13 for accounting description
1.2.Key events
a)Key events for the year ended December 31, 2022
On February 14, 2022, the Executive Board carried out a capital increase of €9,301.50 and a net increase in share premium of €182,141 following (i) the exercise of 750 "BSAAR 2012", and (ii) the creation of 185,280 ordinary shares benefiting the employees of the company, including 138,960 ordinary shares issued free of charge (subscription). The capital increase carried out can be broken as follow : (i) a creation of 750 ordinary shares, with a nominal value of €0.05 and an issue price of €2.04 per share (i.e an increase in share premium of €1,492.50), and (ii) a creation of 138,960 free shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, with a creation of 46,320 ordinary shares with a nominal value of €0.05 and an issue price of €4.10 (i.e an increase in share premium of €180,648.00).
On March 16, 2022, the Company received a tax inspection opinion from the French tax authorities relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years. Following the review of the elements for calculating the research tax credit on 2018 expenses, the administration considered that the company had included expenses not eligible for the research tax credit. The expenses not included in the calculation of the research tax credit by the tax authorities mainly relates to depreciation on fixed assets and personnel costs. As of December 31,2022, and in the absence of a notice of adjustment received, the Company has assessed the impact on research tax credit claims relating to expenses for the years under review. A

€1,270 thousand provision was recognized based on estimated amounts and adjustments not disputed by the Company.
On April 22, 2022, the Executive Board carried out a capital increase of €1,250 thousand following the definitive acquisition of 25,000 free shares granted on April 29, 2019, under the “AGA New Members 2017 plan. Thus, 25,000 ordinary shares were created with a nominal value of €0.05 issued free of charge by deduction from the issue premium.
On April 29, 2022, the Company announced the inclusion of the first patient in the “PACIFIC-9” Phase 3 trial evaluating durvalumab in combination with monalizumab or oleclumab in patients with lung cancer. Under the monalizumab collaboration and license agreement entered into with AstraZeneca in 2015, AstraZeneca paid on June 17, 2022 a payment of $50.0 million (€47.7 million).
On June 1, 2022, the Company signed an amendment to the collaboration and license option agreement IPH5201 concluded with AstraZeneca in October 2018. Subsequently, the Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancers for which the Company will be the sponsor. In accordance with the amendment signed on June 1, 2022, the Company is eligible for a milestone payment of $5.0 million by AstraZeneca. This milestone payment was received on August 2, 2022 by the Company for an amount of €4.9 million.
During the first half of 2022, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This option agreement was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company received an upfront payment of $20.0 million ( €17.4 million). Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue during 2022 fiscal year.
During the first half of 2022, the Company was informed of Sanofi's decision to advance IPH6401/SAR’514 towards regulatory preclinical studies aimed at studying an investigational new drug. As such, Sanofi has selected a second multi-specific antibody that engages NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company. This amount was received by the Company on September 9, 2022.
On July 13, 2022, the Executive Board carried out a capital increase of 680.70 following the definitive acquisition of 13,614 free shares granted on July 13, 2020, under the “AGA Bonus 2020-2" plan. Thus, 13,614 ordinary shares were created with a nominal value of €0.05 issued free of charge by deduction from the issue premium.
On July 27, 2022, the Executive Board carried out a capital increase of €6,287.70 following the definitive acquisition of 125,748 free shares granted on July 22, 2021, under the “AGA Bonus 2021-1" plan. Thus, 125,748 ordinary shares were created with a nominal value of €0.05 issued free of charge by deduction from the issue premium.
On August 2022, the Company requested the extension repayment of the non-dilutive financing of €28.7 million obtained in December 2021 in the form of two State Guaranteed Loans ( “PGE”), respectively for 20.0 and 8.7 million euros for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. Consequently, financial liabilities linked to the PGEs loans are presented as "financial liabilities - current" and "financial liabilities - non-current" in view of the new amortization plan of extended loans.
On November 7, 2022 the Executive Board approved the final performance relating to the "AGA Perf Employees 2019-1" and "AGA Perf Management 2019-1" free performances shares plans, granted on November 4, 2019. The definitive performance was 50%. Consequently, the Executive Board carried out a capital increase of €15,952.50 following (i) the definitive acquisition of 147,500 free performance shares under the "AGA Perf Employee 2019-1" plan and (ii) the definitive acquisition of 171,550 free performance shares under the "AGA Perf Management 2019-1" plan. Thus, 319,050 ordinary shares were created with a nominal value of €0.05 issued free of charge by deduction from the issue premium.
On December 2022, the Executive Board granted 1,371,500 free performances shares to employees of the Company (“AGA Perf Employees 2022-1”), and 550,000 free performances shares to members of the management (“AGA Perf Management 2022-1”).
On December 2022, the Company decided to stop avdoralimab development in bullous pemphigoid ("BP") indication in inflammation, following decision taken by sponsor to stop the Phase 2 clinical trial in said indication during the 2022 fourth semester. Consequently, and on the date of the decision to stop avdoralimab development in "BP" indication, avdoralimab rights were fully impaired for their net accounting value, i.e €41.0 million

2)Accounting policies and statement of compliance
a)Basis of preparation
Consolidated financial statements of the Company for the years ended December 31, 2020, 2021 and 2022 (the “Consolidated Financial Statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development Phase.
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
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and

were approved and authorized for issuance by the Board of Directors of the Company on March 22, 2023. They will be approved by the General Meeting of the Company on May 12, 2023, which has the right to modify them.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company for the years ended December 31, 2020, 2021 and 2022 are also prepared in accordance with IFRS, as adopted by the European Union (EU). For the years ended December 31, 2020, 2021 and 2022, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
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
The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2021 or have not yet been adopted by the European Union, and have not been applied early:
•Amendment to IFRS 3 "Update of a reference to the conceptual framework"
•Amendment to IAS16 "Products generated before their intended use"
•Amendment to IAS37 "Onerous contracts - Costs of performing a contract"
•Amendment to IAS1 "Classification of current or non-current liabilities"
The accounting rules and valuation principles used for the financial statements at December 31, 2022 are identical to those used for the previous comparative year.
Application of the following new and amended standards is mandatory for the first time for the financial period beginning on January 1, 2022 and, as such, they have been adopted by the Company:
•Amendment to IFRS 3 "Update of a reference to the conceptual framework"
•Amendment to IAS16 "Products generated before their intended use"
•Amendment to IAS37 "Onerous contracts - Costs of performing a contract"
The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2022 or have not yet been adopted by the European Union, and have not been applied early:
•Amendment to IAS1 "Classification of current or non-current liabilities"

d)Change in accounting policies
Except for the adoption of IFRS 16 as of IFRS IC opinion on certain defined benefit plans validated by the IASB as of January, 2021 (see details in note 10), there has been no change in accounting policies for any of the years presented.

e)Translation of transactions denominated in foreign currency
Pursuant to IAS 21 The effects of changes in foreign exchange rates, transactions performed by consolidated entities in currencies other than their functional currency are translated at the prevailing exchange rate on the transaction date.
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

Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	December 31, 2020		December 31, 2021		December 31, 2022
€1 EQUALS TO	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE
USD	1.1422	1.2271	1.1827	1.1326	1.0530	1.0666
f)Consolidation method
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
g)Financial instruments
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

Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company did not hold this type of instrument as of January 1, 2022 or as of December 31, 2022.
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
h)Intangible assets
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
In accordance with paragraph 25 of IAS 38 standard, the first recognition criterion, relating to the likelihood of future economic benefits generated by the intangible asset, is presumed to be achieved for research and development activities when they are acquired separately.
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
i)Property and equipment
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

j)Impairment of intangible assets, property, and equipment
The Group assesses at the end of each reporting period whether there is an indication that intangible assets, property and equipment may be impaired. If any indication exists, the Group estimates the recoverable amount of the related asset.
Whether or not there is any indication of impairment, intangible assets not yet available for use are tested for impairment annually by comparing their carrying amount with their recoverable amount.
Pursuant to IAS 36—Impairment of Assets, criteria for assessing indication of loss in value may notably include performance levels lower than forecast, a significant change in market data and/or the regulatory environment, the asset development strategy approved by management, or obsolescence or physical damage of the asset not included in the amortization/depreciation schedule. The recognition of an impairment loss alters the amortizable/depreciable amount and potentially, the amortization/depreciation schedule of the relevant asset.
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
The Group does not have any intangible assets with an indefinite useful life. However, as explained in Note 2.h, the Group recognized intangible assets in progress, which will be amortized once marketing authorization is received.

k)Employee benefits
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
l)Leases
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
m)Provisions and contingent liabilities
In the course of its business, the Company could be exposed to certain risks and litigations, notably in relation to contractual arrangements. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that the Company is subject to a release of outflow representatives of economic benefits to settle the obligation and a reliable estimate of the amount of the obligation can be made. Management of the Company estimates the probability and the expected amount of a cash outflow associated with risks, together with the other information to be provided on possible liabilities. Where the Company expects a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is certain.
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
n)Capital
Ordinary shares are classified in shareholders’ equity. Costs associated with the issuance of new shares are directly accounted for in shareholders’ equity in diminution of issuance premium.
The Company’s own shares bought in the context of a brokering/liquidity agreement are presented as a reduction in shareholders’ equity until their cancellation, their reissuance or their disposal.
o)Share-based compensation
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

p)Revenue
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
Under collaboration and license agreements, the Company may promise its partners licenses on intellectual property, as well as research and development services. According to IFRS 15, the Company has to determine if the promises included in the contract are distinct (therefore recognized separately as revenue) or if they have to be combined as a single performance obligation.We conclude that the license is not distinct from the research and development services when the research and development services involve the Company's own expertise, so that the customer cannot benefit from the license alone or in combination with services provided by third parties, or when the intellectual property is at such a stage of development that the research and development work significantly modifies the initial purpose of the license.
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

q)Government financing for research expenditures
Research tax credit
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
The reimbursements are made under the European Community tax rules for small and medium sized enterprises (“SME”) in compliance with the applicable regulations in effect. Only companies that meet the definition of SME according to European Union criteria are eligible for early reimbursement of their CIR. Management ensured that the Company was a SME according to European Union criteria and can therefore benefit from this early reimbursement until as of December 31, 2019. As of December 31, 2019, the Company no longer met the eligibility criteria for this status (criteria not met as of December 31, 2018 and 2019). Thus, the CIR for the years 2019 and 2020 represent a receivable against the French Treasury which will in principle be offset against the French corporate income tax due by the company with respect to the three following years. The remaining portion of tax credit not being offset upon expiry of such a period may then be refunded to the Company.
For the 2021 and 2022 financial year, the Company met again the definition of an SME according to the criteria of the European Union. As a result, the Company was eligible for the early repayment by the French treasury of the 2021 Research Tax Credit during the fiscal year 2022. The Company will also be eligible to the early repayment by the French treasury of the 2022 Research Tax Credit during the fiscal year 2023.
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
r)Income tax
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Main temporary differences are generally associated with the depreciation of property and equipment, provisions for pension benefits and tax losses carried forward and also with the deferred tax liabilities / assets generated by the application of IFRS 15. Currently enacted tax rates are used in the determination of deferred income tax.
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
s)Earnings (loss) per share
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
t)Other comprehensive income
Items of income and expenses for the period that are recognized directly in equity are presented under “other comprehensive income.” The items mainly include :
•Foreign currency translation gain (loss); and
•Actuarial gains and (losses) related to defined benefit obligations.

u)Segment information
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
In 2020 revenue was entirely generated by one customer (AstraZeneca). In 2021 and 2022, revenue consisted of revenue from collaboration agreements with AstraZeneca and Sanofi as well as sales of Lumoxiti in the U.S. Lumoxiti sales are also now included in the consolidated statement of income (loss) in the line "net income (loss) from discontinued operations" following the signing of the termination and transition agreement with AstraZeneca in 2021 (see notes 1.1, 2.w and 17).
v)Non-current assets held for sale and discontinued operations
A discontinued operation is a component of an entity that either has been disposed of, or that is classified as held for sale. It must either: represent a major separate line of business or geographical area of operations; be part of a single coordinated disposal plan; or be a subsidiary acquired exclusively with a view to resale. Intercompany transactions between continuing and discontinued operations are eliminated against discontinuing operations. Non-current assets and disposal groups are classified as assets held for sale if their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. They are stated at the lower of carrying amount and fair value less costs to sell with any resulting impairment recognized. Assets related to discontinued operations and assets of disposal group held for sale are not depreciated. The prior-year consolidated balance sheet is not restated.
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
w)Critical accounting estimates and assumptions
The preparation of the consolidated financial statements under IFRS requires management to make estimates, assumptions and judgments that affect the reported amounts of assets, liabilities, income and expenses during the reporting period. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company’s actual results may differ from these estimates under different assumptions or conditions.

These estimates and judgments involve mainly:
•the accounting for collaboration and licensing agreements: the revenue results primarily from payments based on several components (e.g., upfront payments, milestone payments) received in relation to research, collaboration and licensing agreements signed with pharmaceutical or other companies. When the Company is committed to perform R&D services, revenue is spread over the period the Company is engaged to deliver these services, more particularly on the basis of the Company’s inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. Milestone payments are dependent upon the achievement of certain scientific, regulatory, or commercial milestones. These variable payments are recognized when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The changes in estimate regarding the completion of the works and the variable consideration relating to the contracts signed with customers are described in Note 13. As of December 31, 2022, given the significant progress of the work to be performed (94.5%) and the level of budget consumption, the impact of accounting estimates is no longer a determining factor in the calculation of revenue related to the monalizumab agreement.
•the estimate of the recoverable amount of the acquired and under progress licenses: impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). Amortizable intangible assets are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company’s consolidated financial statements. As of December 31, 2022, given the Company's decision in December 2022 to discontinue the development of avdoralimab in the indication of bullous pemphigoid supporting the recoverable amount of the asset as of December 31, 2021 and June 30, 2022, the rights related to the intangible asset have been fully impaired for the net carrying amount of the intangible asset, of €41,000 thousand , without using the historical assumptions described above (see note 6). As a result, the Company considers that there are no longer any critical estimates in line with intangible assets in 2022. There are therefore no longer any critical assumptions that could call into question the recoverable amount of the asset.

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
Liquidity risk
The Company’s cash management is performed by the Finance department, in charge of monitoring the day-to-day financing and the short-term forecast and enabling the Company to face its financial commitments by maintaining an amount of available cash consistent with the maturities of its liabilities. As of December 31, 2022, cash, cash equivalents and short-term investments were €101,485 thousand, which represents more than a year of cash consumption.
The company's assets are fairly split between top-rated banks (S&P A+ rating).
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
The revenue denominated in U.S. dollars has represented approximately 88%, 78% and 92% of revenue in the years ended December 31, 2020, 2021 and 2022, respectively. Payments in U.S dollars represented approximately 48%, 50%, and 50% of the payments in the years ended December 31, 2020, 2021 and 2022, respectively. In order to cover this risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and December 2020. The Company entirely kept the U.S dollars portion of the proceeds received from our Global Offering in October 2019.
The Company’s foreign exchange policy does not include the use of hedging instruments in its current operations.
Interest rate risk
The Company has very low exposure to interest rate risk. Such exposure primarily involves money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The Company has no credit facilities. The repayment flows of the advances from Banque Publique d’Investissement (“BPI France”), the borrowings subscribed in 2017 and the two State Guaranteed Loans obtained in 2021 and extended in 2022, are not subject to interest rate risk.
Credit risk
The credit risk related to the Company’s cash equivalents, short-term investments and non-current financial assets is not significant in light of the quality of the issuers. The Company deemed that none of the instruments in its portfolio are exposed to credit risk.
Fair value
The fair value of financial instruments traded on an active market is based on the market rate as of December 31, 2022. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.

4)Cash, cash equivalents and financial assets

	December 31
(in thousands of euro)	2020	2021	2022
Cash and cash equivalents	136,792	103,756	84,225
Short-term investments	14,845	16,080	17,260
Cash and cash equivalents and short-term investments	151,637	119,836	101,485
Non-current financial assets	38,934	39,878	35,119
Total cash, cash equivalents and financial assets	190,570	159,714	136,604
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
As of December 31, 2020, 2021 and 2022 the amount of cash, cash equivalents and financials assets denominated in U.S. dollars amounted respectively to €64,654 thousand , €47,164 thousand and €34,735 thousand
The variation of short-term investments and non-current financial assets for the periods presented, are the following:

(in thousands of euro)	December 31, 2020	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2021
Short-term investments	14,845	—	—	99	—	1,136	16,080
Non-current financial assets	38,934	—	—	888	55	—	39,878
Total	53,779	—	—	987	55	1,136	55,958

(in thousands of euro)	December 31, 2021	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2022
Short-term investments	16,080	—	—	268	—	912	17,260
Non-current financial assets	39,878	—	(3,000)	(1,640)	(118)	—	35,119
Total	55,958	—	(3,000)	(1,372)	(118)	912	52,379

5)Trade receivables and others
Trade receivables and others are analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2020	2021	2022
Other receivables	741	814	61
Research tax credit(1)	—	10,310	25,904
Other tax credits	333	333	361
Prepaid expenses (2)	6,833	2,582	4,672
VAT refund	2,208	1,170	1,614
Trade account receivables (3)	10,585	846	3,080
Prepayments made to suppliers	1,114	2,364	2,652
Receivables and others - current	21,815	18,420	38,345
Research tax credit(1)	29,821	29,821	13,018
Prepaid expenses (2)	—	—	1,081
Receivables and others - non-current	29,821	29,821	14,099
Trade receivables and others - excluding rebate related to capital expenditures	51,635	48,241	52,445

(1)In accordance with the principles described in Note 2.q, the research tax credit (Crédit d’Impôt Recherche or “CIR”) is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of €13,018 thousand recognized in non-current receivables corresponds to the CIR for the 2020 tax year following the fact that the Company no longer met the eligibility criteria for the SME status as of December 31, 2019. Thus, the CIR for the 2020 represented a non-current receivable which will in principle be offset against the French corporate income tax due by the Company with respect to the three following years, or refunded if necessary upon expiry of such a period. Since December 2020, the Company has ensured that the eligibility criteria for the SME status are met again. As a result, the CIR related to the 2021 tax year which amounted €10,302 thousand has been refunded in advance by the French Treasury to the Company. This amount was received by the Company on November 16, 2022. The Company is also eligible for the early repayment by the French treasury of the 2022 Research Tax Credit during the fiscal year 2023 for an amount of €9,167 thousand and also the CIR related to the 2019 tax year for an amount of €16,737 thousand given the expiry of the three-year period (see note 2.q).
(2)As of December 31, 2022, the prepaid expenses include an amount of €1,256 thousand relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. As of December 31, 2022, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(3)As of December 31, 2022, the amount is entirely comprised of the receivables from AstraZeneca for an amount of €1,775 thousand and €1,303 thousand in line with the performance of research and development services under the monalizumab and IPH5201 collaboration agreements, respectively. As a reminder, as of December 31, 2020, the amount included a receivable of €8,400 thousands (including €1,400 thousand of value added tax) linked to the collaboration and licensing agreement signed with Sanofi in January 2016. This receivable resulted from the decision taken by Sanofi to advance IPF6101/SAR443579 towards regulatory preclinical studies for the study of a new investigational drug. This payment was received by the Company in January 2021.

Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each of debtors was considered as not significant.

6)Intangible assets
Intangible assets can be broken down as follows:

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2020	56,851		116	40,000	96,968
Acquisitions	—		264	—	264
Additional considerations	2,685	(1)	—	1,000 (2)	3,685
Disposals	—		—	—	—
Depreciation	(10,904)	(3)	(195)	—	(11,099)
Impairment	(43,529)	(4)	—	—	(43,529)
Transfers	—		—	—	—
December 31, 2020	5,103		185	41,000	46,289

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2021	5,103		185	41,000	46,289
Acquisitions	—		13	—	13
Additional considerations	368	(5)	—	—	368
Disposals	—		(39)	—	(39)
Depreciation	(2,310)	(3)	(130)	—	(2,440)
Transfers	—		—	—	—
December 31, 2021	3,161		29	41,000	44,192

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress		Total
January 1, 2022	3,161		29	41,000		44,192
Acquisitions	—			—		—
Additional considerations	587	(6)	—	—		587
Disposals	—			—		—
Depreciation	(2,195)	(3)	(29)	—		(2,224)
Impairment	—		—	(41,000)	(7)	(41,000)
Transfers	—		—	—		—
December 31, 2022	1,553		—	—		1,556

(1)This amount of 2,685 thousand euros included two additional payments made to Orega Biotech in April 2020 (2,500 thousand euros) and June 2020 (185 thousand euros) relating to IPH5201 rights following the first patient dosed in Phase 1 clinical trial in Mars 2020.
(2)This amount of €1,000 thousand was paid in October 2020 to Novo Nordisk A / S following the launch of the first Phase 2 trial regarding avdoralimab.
(3)As of December 31, 2020, this amount included the amortization of rights relating to monalizumab (€2,844 thousand), IPH5201 (€4,314 thousand) and Lumoxiti (€3,746 thousand). The amortization relating to Lumoxiti rights related to the period prior to the decision to return the commercial rights to AstraZeneca. Impact of the decision on the book value of said rights is presented in note 6 below. As of December 31, 2021, the amount includes the amortization of rights relating to monalizumab (€1,942 thousand) and IPH5201 (€368 thousand). As of December 31, 2022, this amount includes the amortization of rights relating to monalizumab (€1,604 thousand) and IPH5201 (€587 thousand).

(4)Following the Company's decision to return the commercial rights to Lumoxiti in the United States and in Europe at the end of November 2020, the rights relating to the intangible asset were fully impaired for the carrying amount of the intangible asset to the date of the decision, amounting to €43,529 thousand.
(5)This amount relates to an additional consideration paid to Orega Biotech in January 2022 following the arbitration decision rendered in December 2021 relating to the joint ownership of certain patents relating to IPH5201. This additional payment is fully amortized as of December 31, 2021.
(6)This amount corresponds to the additional payment made to Orega Biotech in October 2022 for the rights relating to IPH5201, following the amendment to the collaboration and license option agreement IPH5201 concluded with AstraZeneca in October 2018 and the announcement by the Company on June 3, 2022, of the progression of IPH5201 towards a Phase 2 study in lung cancers of which the Company will be a sponsor.
(7)Following the Company's decision in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022), the rights relating to the intangible asset have been fully impaired for their net book value on the date of the decision, i.e. €41,000 thousand (see below "Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S')

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
At the agreement inception, acquired rights were recorded as intangible asset for an amount of €7,000 thousand. The Company recorded an additional consideration of €6,325 thousand in 2015 and a final consideration of $15,000 thousand (€13,050 thousand) due in 2018 (see Note 1.1.a).
Since their acquisition by the Company, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase 2 trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of December 31, 2022 and estimated that it would be fully amortized by 2023, which is the same estimation as of December 31, 2021, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were €1,551 thousand and €3,155 thousand as of December 31, 2022 and December 31, 2021, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors. The undisclosed upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment, for a total of €1.8 million as of December 31, 2021. In June 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201. Under this agreement, the Company also paid in April and June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase 1 dosing relating to IPH5201.
This asset was amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expected to fulfill its commitment (end of fiscal year 2020). As a reminder, these collaboration commitments have all been fulfilled. Thus, the rights relating to IPH5201 are fully amortized since December 31, 2020.
Orega Biotech claimed joint ownership of certain patents relating to IPH5201. the Company and Orega Biotech have resolved these claims in an arbitration proceeding, which decision was rendered in December 2021. As a result of this decision, the Company will be required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding

IPH5201 Following this arbitration decision, the Company paid in January 2022 an additional amount of 0.4 million euros to Orega Biotech.
The Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancer, of which the Company will be a sponsor. In accordance with the amendment signed on June 1, 2022, the Company was eligible for a milestone payment of $5 million by AstraZeneca, received in August 2022 by the Company. In October 2022, the Company therefore paid an additional €0.6 million to Orega Biotech.
The Company may also be obligated to pay Orega Biotech up to €48.2 million upon the achievement of development and regulatory milestones.
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
According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of December 31, 2022, according to the uncertainty of these potential future payments, no liability was recognized.
Development costs incurred by the Company are recognized as research and development expenses.
During 2022 fourth quarter, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in bullous pemphigoid ("BP") indication of its decision to discontinue said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022).
Following that decision, the Company applied IAS 36 "Impairment of assets" and assessed that there was an indication of impairment sufficiently significant to result in the full impairment of the intangible asset. This depreciation was recognized with regard to the estimate of the recoverable value of avdoralimab's intangible assets, based on expected future cash flows, as of December 2022, date of the decision. Thus, on decision date to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, avdoralimab rights were fully written down to their net book value, i.e €41,000 thousand.
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
7)Property and equipment

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which finance leases
January 1, 2020	5,356	5,947	369	11,672	6,270
Acquisitions	1,152	944	132	2,228	1,195
Disposals	—	(9)	—	(9)	—
Transfers	—	134	(134)	—	(1,042)
Depreciation	(757)	(1,440)	—	(2,197)	—
December 31, 2020	5,751	5,576	367	11,694	6,423

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
January 1, 2021	5,751	5,576	367	11,694	6,423
Acquisitions	11	987	—	998	—
Disposals		(7)	—	(7)	—
Depreciation	(781)	(1,373)	—	(2,154)	—
Transfers		4	(361)	(357)	—
December 31, 2021	4,981	5,187	6	10,174	6,423

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
January 1, 2022	4,981	5,187	6	10,174	6,423
Acquisitions	20	535		556	—
Disposals		(11)	(6)	(17)	—
Depreciation	(759)	(1,413)		(2,171)	—
Transfers	—	—	—	—	—
December 31, 2022	4,242	4,298	—	8,542	6,423

8)Trade payables and others
This line item is analyzed as follows:

	December 31,
(in thousands of euro)	2020	2021	2022
Suppliers (excluding payables related to capital expenditures)	20,730	14,729	13,656
Tax and employee-related payables	8,325	7,463	5,978
Other payables (1)	463	6,380	1,260
Trade payables and others excluding payables related to capital expenditures	29,519	28,573	20,894
Payables related to capital expenditures	20	—	17
Payables and others	29,539	28,573	20,911
(1) As of December 31, 2022, this amount mainly includes the liability related to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021 (see note 9). As a reminder, this amount included, as of December 31, 2021, the liability of $6,200 thousand (€5,474 thousand as of December 31, 2021) to be paid to AstraZeneca on April 30, 2022 under the Lumoxiti termination and transition agreement effective June 30, 2021 (see note 17).
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.
9)Financial liabilities
This line item was broken down per maturity and is analyzed as follows:

In thousand euros	December 31, 2019	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2020
BPI PTZI IPH41 (1)	450	—	—	(300)	150
BPI Refundable advance - FORCE (2)	—	1,360	94	—	1,454
Lease liabilities – Real estate property	418	—	—	(418)	—
Property transaction (down-payment)	(74)	—	—	74	—
Lease liabilities – Building "Le Virage"	1,437	—	1,114	(164)	2,387
Lease liabilities – Premises Innate Inc	496	—	—	(49)	447
Lease liabilities – Laboratory equipment	815	—	—	(176)	639
Lease liabilities – Vehicles	37	—	—	(16)	21
Lease liabilities - Printers	—		41	—	41
Loans – Equipment	319	—	—	(57)	262
Loans – Building (4)	14,826		—	(1,139)	13,687
Total	18,723	1,360	1,249	(2,245)	19,087

In thousand euros	December 31, 2020	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2021
BPI PTZI IPH41 (1)	150	—		(150)	—
BPI Refundable advance - FORCE (2)	1,454	—	(1,454)	—	—
State guaranteed loan Société Générale (3)	—	20,000	—	—	20,000
State guaranteed loan BNP Paribas (3)	—	8,700	—	—	8,700
Lease liabilities – Building "Le Virage"	2,387	—	—	(512)	1,875
Lease liabilities – Premises Innate Inc	447	—	(16)	(40)	391
Lease liabilities – Laboratory equipment	639	—	—	(175)	464
Lease liabilities – Vehicles	21	—	62	(30)	53
Lease liabilities - Printers	41	—	—	(6)	35
Loans – Equipment	262	—	—	(53)	209
Loans – Building (4)	13,687	—	—	(1,162)	12,525
Total	19,087	28,700	(1,408)	(2,128)	44,251

In thousand euros	December 31, 2021	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2022
State guaranteed loan Société Générale (3)	20,000	—	—	—	20,000
State guaranteed loan BNP Paribas (3)	8,700	—	—	—	8,700
State guaranteed loans - accrued interest	—	—	15	—	15
Lease liabilities – Building "Le Virage"	1,875	—	—	(522)	1,353
Lease liabilities – Premises Innate Inc	391	—	15	(61)	345
Lease liabilities – Laboratory equipment	464	—	—	(177)	287
Lease liabilities – Vehicles	53	—	12	(32)	33
Lease liabilities - Printers	35	—	—	(8)	27
Loans – Equipment	209	—	—	(55)	154
Loans – Building (4)	12,525	—	—	(1,187)	11,338
Total	44,251	—	42	(2,042)	42,251

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
(3) On January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years from August 2022. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. In August 2022, the Company has requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. The state guarantee fees amounts to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively.
(4) On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €1,300 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of December 31, 2022, the remaining capital of the loan amounted to €11,338 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
The table below shows the schedule for the contractual flows (principal only) as of December 31, 2020, 2021 and 2022 respectively :

In thousand euros	Year ended December 31,
Current financial liabilities	2020	2021	2022
BPI PTZI IPH41	150	—	—
BPI Refundable advance - FORCE	—	—	—
State guaranteed loan Société Générale	—	20,000	—
State guaranteed loan BNP Paribas	—	8,700	—
State guaranteed loans - accrued interest	—	—	15
Lease finance obligations – Rent Le Virage	511	522	532
Lease liabilities – Premises Innate Inc	72	74	90
Lease finance obligations – Laboratory equipment	175	177	177
Lease liabilities – Vehicles	13	23	16
Lease liabilities - Printers	6	8	9
Loans - Equipment	55	55	55
Loans - Building	1,161	1,187	1,210
Total – Current financial liabilities	2,142	30,748	2,102

In thousand euros	Year ended December 31,
Non-Current financial liabilities	2020	2021	2022
BPI PTZI IPH41(1)	—	—	—

BPI Refundable advance - FORCE	1,454	—	—
State guaranteed loan Société Générale	—	—	20,000
State guaranteed loan BNP Paribas	—	—	8,700
State guaranteed loans - accrued interest	—	—	—
Lease finance obligations – Building Le Virage	1,876	1,352	820
Lease liabilities – Premises Innate Inc	375	317	255
Lease finance obligations – Laboratory equipment	463	287	110
Lease finance obligations – Vehicles	8	30	17
Lease liabilities - Printers	35	26	18
Loans - Equipment	208	154	99
Loans - Building	12,526	11,338	10,128
Total – Non-Current financial liabilities	16,945	13,503	40,149
The table below shows the schedule for the contractual flows (being principal and interest payments):

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
State guaranteed loan Société Générale	312	20,670	—	20,982
State guaranteed loan BNP Paribas	86	8,884	—	8,970
State guaranteed loans - accrued interest	15	—	—	15
Lease finance obligations – Rent Le Virage	558	838	—	1,396
Lease liabilities – Premises Innate Inc.	96	312	—	408
Lease liabilities – Laboratory equipment	179	110	—	289
Lease liabilities – Vehicles	19	20	—	39
Lease liabilities - Printers	9	18	—	27
Loans – Equipment	57	100	—	157
Loan – Building	1,427	5,706	5,112	12,245
Total	2,758	36,658	5,112	44,528

10)Employee benefits
Defined benefit obligations

	Year ended December 31,
(in thousands of euro)	2020	2021	2022
Allowance for retirement defined benefit	3,713	2,544	2,184
Allowance for seniority awards	463	432	366
Total Defined benefit obligations	4,177	2,975	2,550
French law requires payment of a lump sum retirement indemnity to employees based on years of service, the rights guaranteed by the collective agreements and annual compensation at retirement. Benefits do not vest prior to retirement. The Company pays for this defined benefit plan. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final. As a reminder, in April 2021, the IFRIC ( or "IFRS Interpretations Committee") sent a proposal to the IAS Board (International Accounting Standards Board) to change the way in which the liabilities for certain defined benefit plans are calculated. The IAS Board endorsed this position in June 2021. The impacts of this change in valuation method are detailed below.

On March 24, 2016, the Company entered into an internal labor agreement with the employees representatives whereby the Company is committed to paying a seniority award after 15 years and 20 years of employment. This award is paid on the anniversary date. A similar award existed for employees having a seniority of 10 years but was not booked due to its insignificant amount. As such, in 2016 the Company recorded a provision for seniority awards and a corresponding charge included in “Personnel costs other than share-based payments” (see Note 14) other than payments in shares. These awards meet the definition of other long-term benefits under IAS 19. This provision is determined by an external actuary firm based on the assumptions disclosed hereafter and amounts to €366 thousand as of December 31, 2022 (€432 thousand as of December 31, 2021).

The main actuarial assumptions used to evaluate retirement benefits are the following:

	Year ended December 31,
	2020	2021	2022
Economic assumptions
Discount rate (iBoxx Corporate AA) for retirement	0.50%	0.95%	3.75%
Annual rate of increase in wages	3.00%	3.00%	4.00%
Demographical assumptions
Type of retirement	At the initiative of the employee	At the initiative of the employee	At the initiative of the employee
Annual mobility rate	2.6%	4.2%	4.3%
Rate of contributions	45.17%	48.39%	47.07%
Rate of wages costs	22.06%	24.18%	23.46%
Age at retirement
- Executives	64 years	64 years	64 years
- Non executives	62 years	62 years	62 years
Mortality table	TH-TF 00-02	TH-TF 00-02	TH-TF 00-02
Annual turnover by tranche of age	All personnel	All personnel	All personnel
16-24 years	6.0%	12.0%	12.0%
25-29 years	5.0%	9.0%	10.0%
30-34 years	3.7%	7.0%	7.0%
35-39 years	3.0%	4.5%	5.0%
40-44 years	2.0%	3.0%	3.0%
45-49 years	1.0%	1.5%	1.5%
+50 years	0%	0%	0%
Changes in the projected benefit obligation for the periods presented were as follows (in thousands of euro):

As of January 1, 2020	3,760
Service cost	252
Interest costs	(35)
Actuarial loss	200
As of December 31, 2020	4,177
IAS19 Restatement related to the change in calculation method - IFRIC (1)	(1,054)
Service cost	484
Interest costs	(47)

Actuarial gain	(584)
As of December 31, 2021	2,976
Service cost	427
Interest costs	(62)
Actuarial loss	(790)
As of December 31, 2022	2,550
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
An increase/decrease of +/- 50 basis point of the discount rate would result in a decrease/increase of the total benefit obligation of €174 thousand.
The amounts recognized as an expense linked to defined contributions plans amounted to €1,420 thousand, €1,434 thousand and €1,432 thousand in the years ended December 31, 2020, 2021 and 2022, respectively.

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
As of December 31, 2022, the Company’s share capital amounted to €4,011,308 divided into (i) 79,542,627 ordinary shares, each with a nominal value of €0.05, (ii) 6,881 “2016” free preferred shares, each with a nominal value of €0.05 and (iii) 7,581 “2017” free preferred shares, each with a nominal value of €0.05, respectively fully paid up.
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

The table below presents the historical changes in the share capital of the Company as of December 31, 2020, 2021 and 2022, respectively:

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2020	3,941,281	369,617,017	78,811,114	14,507	€0.05
January 15, 2020	Capital increase by issuance of common shares (exercise of share warrants)	75	2,985	1,500		€0.05
January 27, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	4,283	(4,283)	85,650		€0.05
July 7, 2020	Capital increase by issuance of common shares (exercise of share warrants)	1,250	43,000	25,000		€0.05
July 13, 2020	Capital increase by issuance of common shares (definitive acquisition of free shares )	2,869	(2,869)	57,376		€0.05
September 11, 2020	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
September 24, 2020	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	226	(226)	4,550	(35)	—
December 31, 2020	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
December 31, 2020	Share based payments	—	2,475,422	—		€0.05
	December 31, 2020	3,950,048	372,130,982	78,986,490	14,462	€0.05
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

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2021	3,950,048	372,130,982	78,986,490	14,462	€0.05
June 4, 2021	Capital increase by issuance of common shares (exercise of share warrants)	1,500	59,700	30,000	—	€0.05
July 7, 2021	Capital increase by issuance of common shares (exercise of share warrants)	222	7,637	4,440	—	€0.05
July 19, 2021	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	548	(548)	11,050	(85)	€0.05
July 22, 2021	Capital increase by issuance of common shares (definitive acquisition of free shares )	2,418	(2,418)	48,362	—	€0.05
July 22, 2021	Capital increase by issuance of common shares (exercise of share warrants)	625	21,500	12,500	—	€0.05
August 6, 2021	Capital increase by issuance of common shares (exercise of share warrants)	10,000	398,000	200,000	—	€0.05
December 31, 2021	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	1,819	(1,819)	36,660	(282)	€0.05
December 31, 2021	Capital increase by issuance of common shares (definitive acquisition of free shares )	10,656	(10,656)	213,125	—	€0.05
December 31, 2021	Share based payments	—	2,617,289	—	—
	December 31, 2021	3,977,836	375,219,667	79,542,627	14,095	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2022	3,977,836	375,219,667	79,542,627	14,095	€0.05
February 14, 2022	Capital increase by issuance of common shares (exercise of share warrants)	38	1,493	750	—	€0.05
February 14, 2022	Capital increase by issuance of common shares	2,316	187,596	46,320	—	€0.05
February 14, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	6,948	(6,948)	138,960	—	€0.05
April 22, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	1,250	(1,250)	25,000	—	€0.05
July 13, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	681	(681)	13,614	—	€0.05
July 25, 2022	Capital increase by issuance of common shares (exercise of share warrants)	6,287	(6,287)	125,748	—	€0.05
December 16, 2022	Subsciption of share warrants	—	9,995	—	—	€—
November 7, 2022	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	15,953	(15,953)	319,050	—	€0.05
December 31, 2022	Share based payments	—	4,249,113	—	—	—
	December 31, 2022	4,011,308	379,636,744	80,212,069	14,095	€0.05

Holding by the Company of its own shares
The Company held 18,575 of its own shares as of December 31, 2022.

b)Share based payments
The Company has issued BSAs, BSAARs, stock options, AGAs and AGAPs as follows as of December 31, 2020, 2021 and 2022, respectively: :

Date	Types	Number of warrants issued as of 12/31/2020	Number of warrants void as of 12/31/2020	Number of warrants exercised as of 12/31/2020	Number of warrants outstanding as of 12/31/2020	Maximum number of shares to be issued as of 12/31/2020	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	—	395,000	255,000	255,000	€2.04
May 27, 2013	BSAAR 2012	146,050	—	85,950	60,100	60,100	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	—	1,450	188,500	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	50	2,185	284,050	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	833	—	4,892	489,200	—
April 3, 2018	AGAP Management 2017-1	2,400	800	—	1,600	160,000	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	85,000	—	242,500	242,500	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	60,000	—	200,000	200,000	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	86,100	—	460,600	460,600	—
November 4, 2019	AGAP 2019 Management 2019	355,000	30,000	—	325,000	325,000	—
July 13, 2020	AGA Bonus 2020-1	79,861	—	—	79,861	79,861	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	70,540	—	696,110	696,110	—
August 5, 2020	AGA Perf Management 2020-1	710,000	—	—	710,000	710,000	—
July 21, 2020	Stock Options 2020-1	102,000	72,000	—	30,000	30,000	—
July 29, 2011	BSA 2011-2	225,000	—	183,060	41,940	41,940	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
	Total as of December 31, 2020	6,398,008	418,263	1,552,225	4,427,520	5,869,143

Date	Types	Number of warrants issued as of 12/31/2021	Number of warrants void as of 12/31/2021	Number of warrants exercised as of 12/31/2021	Number of warrants outstanding as of 12/31/2021	Maximum number of shares to be issued as of 12/31/2021	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	—	85,950	60,100	60,100	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	189,900	—	356,800	356,800	—
November 4, 2019	AGAP 2019 Management 2019	355,000	30,000	—	325,000	325,000	—
July 13, 2020	AGA Bonus 2020-1	79,861	17,885	48,362	13,614	13,614	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	249,826	—	516,824	516,824	—
August 5, 2020	AGA Perf Management 2020-1	710,000	30,000	—	680,000	680,000	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	—	125,748	125,748	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	17,500	—	1,049,100	1,049,100	—
October 1, 2021	AGA Perf Management 2021-1	610,000	30,000	—	580,000	580,000	—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05

September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
	Total as of December 31, 2021	8,200,356	1,112,601	2,061,019	5,026,736	5,778,308

Date	Types	Number of warrants issued as of 12/31/2022	Number of warrants void as of 12/31/2022	Number of warrants exercised as of 12/31/2022	Number of warrants outstanding as of 12/31/2022	Maximum number of shares to be issued as of 12/31/2022	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	—	86,700	59,350	59,350	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	286,306	—	480,344	480,344	—
August 5, 2020	AGA Perf Management 2020-1	710,000	60,000	—	650,000	650,000	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	95,600	—	971,000	971,000	—
October 1, 2021	AGA Perf Management 2021-1	610,000	90,000	—	520,000	520,000	—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—

October 3, 2022	AGA Bonus 2022-1	128,061	—	—	128,061	128,061	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	—	—	1,371,500	1,371,500	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
	Total as of December 31, 2022	10,428,877	1,711,671	2,684,141	6,033,065	6,784,637

AGA
Details of AGA

	AGAP Management 2016-1		AGAP Employees 2016-1		AGA Management 2016-1	AGA Employees 2016-1	AGAP Management 2016-2
Date of grant (Board of Directors)	October 21, 2016		October 21, 2016		October 21, 2016	October 21, 2016	October 21, 2016
Vesting period (years)	1 year		1 year		3 years	1 year	1 year
Non transferability period	2 years after the vesting period end		2 years after the vesting period end		None	2 years after the vesting period end	2 years after the vesting period end
Number of free shares granted	2,000		2,486		50,000	99,932	3,000
Share entitlement per free share	130	(1)	130	(1)	1	1	111
Grant date share fair value	€10.87		€10.87		€10.87	€10.87	€12.73
Expected dividends	None		None		None	None	None
Performance conditions	Yes		Yes		None	None	Yes
Expected turnover (yearly basis)	5%		5%		—	5%	9%

Volatility	40%	40%	—	—	40%
Fair value per AGA	€911	€911	€10.55	€10.55	€956
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

	AGA Management 2016-2	AGA Employees 2016-2	AGA Bonus 2017	AGA Employee 2017	AGAP Employees 2017-1
Date of grant (Board of Directors)	December 30, 2016	December 30, 2016	September 20, 2017	April 3, 2018	April 3, 2018
Vesting period (years)	3 years	1 year	1 year	1 year	1 year
Non transferability period	None	2 years after the vesting period end	1 year after the vesting period end	1 year after the vesting period end	2 years after the vesting period end
Number of free shares granted	250,000	149,943	114,500	28,556	5,725
Share entitlement per free share	1	1	1	1	100
Grant date share fair value	€12.73	€12.73	€5.52	€10.90	€5.52
Expected dividends	None	None	None	None	None
Performance conditions	None	None	Yes	None	Yes
Expected turnover (yearly basis)	—	5%	4	—%	5%
Volatility	—	—	55	—%	55%
Fair value per AGA	€14.61	€10.55	€5.83	€10.30	€90

	AGAP Management 2017	AGA Bonus 2018	AGA Perf Employees 2018	AGA Perf Management 2018	AGA New Members 2017-1
Date of grant (Board of Directors)	April 3, 2018	July 3, 2018	November 20, 2018	November 20, 2018	April 29, 2019
Vesting period (years)	1 year	1 year	3 years	3 years	3 years
Non transferability period	2 years after the vesting period end	1 year after the vesting period end	None	None	None
Number of free shares granted	2,400	67,028	327,500	260,000	25,000
Share entitlement per free share	100	1	1	1	1
Grant date share fair value	€5.52	€5.06	€8.00	€8.00	€5.74
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	Yes	Yes	No
Expected turnover (yearly basis)	11%	—	4%	10%	10%
Volatility	55%	—	45%	45%	—
Fair value per AGA	€90	€4.69	€3.81	€3.81	€5.74

	AGA Employees 2018	AGA Bonus 2019-1	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Bonus 2020
Date of grant (Board of Directors)	January 14, 2019	July 3, 2019	November 4, 2019	November 4, 2019	July 13, 2020
Vesting period (years)	1 year	1 year	3 years	3 years	1 year
Non transferability period	1 year after the vesting period end	1 year after the vesting period end	None	None	1 year after the vesting period end
Number of free shares granted	90,650	57,376	546,700	355,000	79,861
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€7.31	€5.90	€3.13	€3.13	€6.40
Expected dividends	None	None	None	None	None
Performance conditions	No	No	Yes	Yes	No
Expected turnover (yearly basis)	4.03%	—	10%	10%	—%
Volatility	N/A	—	45%	45%	—%
Fair value per AGA	€7.31	€5.72	€3.13	€3.13	€6.40

	AGA Perf Employees 2020-1	AGA Perf Management 2020-1	AGA Bonus 2021-1	AGA Perf Employees 2021-1	AGA Perf Management 2021-1
Date of grant (Board of Directors)	August 5, 2020	August 5, 2020	July 22, 2021	October 1, 2021	October 1, 2021
Vesting period (years)	3.5 years	3.5 years	1 year	3.5 years	3.5 years
Non transferability period	None	None	1 year	None	None
Number of free shares granted	769,202	710,000	125,748	1,066,600	610,000
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€2.94	€2.94	€3.43	€1.76	€1.76
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	No	Yes	Yes
Expected turnover (yearly basis)	10.00%	10.00	—	13.32	13.32
Volatility	45.00%	45.00	—	50.00	50.00
Fair value per AGA	€2.94	€2.94	€3.43	€1.76	€1.76

	AGA "Plan Epargne Entreprise" 2022	AGA Bonus 2022-1	AGA Perf Employees 2022-1	AGA Perf Management 2022-1
Date of grant (Board of Directors)	February 12, 2022	October 3, 2022	December 12, 2022	December 12, 2022
Vesting period (years)	None	1 year	3.1 years	3.1 years
Non transferability period	None	None	None	None
Number of free shares granted	138,960	128,061	1,371,500	550,000
Share entitlement per free share	1	1	1	1
Grant date share fair value	€4.10	€3.89	€1.39	€1.39
Expected dividends	None	None	None	None
Performance conditions	No	No	Yes	Yes
Expected turnover (yearly basis)	—%	—	10.50	10.50
Volatility	—%	—	50.00	50.00
Fair value per AGA	€4.10	€3.89	€1.39	€1.39

Change in Number of AGAs Outstanding

	Year ended December 31,
Number of AGAs	2020	2021	2022
Balance at beginning of period	1,607,345	2,752,198	3,678,354
Granted during the period	1,556,511	1,802,348	2,188,521
Forfeited during the period	(268,587)	(614,338)	(567,330)
Exercised during the period	(143,071)	(261,854)	(622,372)
Expired during the period	—	—	—
Balance at end of period	2,752,198	3,678,354	4,677,173
Breakdown of the Closing Balance

	Year ended December 31,
	2020	2021	2022
Number of AGAs	Outstanding	Outstanding	Outstanding
AGAP Management 2016-1	1,450	1,200	1,200
AGAP Employees 2016-1	2,185	2,068	2,068
AGAP 2016-2	3,000	3,000	3,000
AGAP Management 2017	1,600	—	—
AGAP Perf Employees 2018	242,500	—	—
AGAP Perf Management 2018	200,000	—	—
AGA New Members 2017-1	25,000	25,000	—
AGA Perf Employees 2019-1	460,600	356,800	—
AGA Perf Management 2019-1	325,000	325,000	—
AGA Bonus 2020-1	79,861	13,614	—
AGA Perf Employees 2020-1	696,110	516,824	480,344
AGA Perf Management 2020-1	710,000	680,000	650,000
AGA Bonus 2021-1	—	125,748	—
AGA Perf Employees 2021-1	—	1,049,100	971,000
AGA Perf Management 2021-1	—	580,000	520,000
AGA Bonus 2022-1	—	—	128,061
AGA Perf Employees 2022-1	—	—	1,371,500
AGA Perf Management 2022-1	—	—	550,000
TOTAL	2,752,198	3,678,354	4,677,173
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
Expenses were €618 thousand, €(232) thousand (income) the financial years ended December 31, 2020, and 2021 respectively. These instruments were definitively acquired during the 2021 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2022.
AGA 2018-1 (Employees)
Expenses were €23 thousand for the financial year ended December 31, 2020, and respectively. These instruments were definitively acquired during the 2020 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2021 and 2022, respectively.
AGA 2017-1 Management (New Members)
Expenses were €43 thousand, €71 thousand and nil for the financial years ended December 31, 2020 2021 and 2022, respectively.
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
On November 7, 2022, the Executive Board determined the achievement of the performance conditions and the final vesting of the 2019 free performance shares as of November 4, 2022. The underlying performance conditions were thus achieved at 50%. Consequently, on November 7, 2022, the Executive Board carried out the definitive acquisition of 171,550 free performance shares under the "AGA Perf Management 2019-1" plans.

.
Expenses were €867 thousand, €649 thousand and €(181) thousand (income) for the financial years ended December 31, 2020, 2021 and 2022, respectively. Income relating to the 2022 financial year is explained by the review of the performance conditions during the 2022 financial year with regard to the definitive achievement of the vesting.

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
Expenses were €502 thousand, €1,253 thousand and €1,738 thousand for the financial year ended December 31, 2020 2021 and 2022, respectively
AGA Bonus 2020-1
AGA Bonus 2020 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 30% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €394 thousand for the financial year ended December 31, 2020. These instruments were definitively acquired during the 2021 financial year. Consequently, no expense relating to these plans were recognized during the financial years ended December 31, 2021 and 2022, respectively.
Free performance shares 2021 (AGA Perf Employees 2021-1 / AGA Perf Management 2021-1)
Free performance shares granted in 2021 are subject to share price conditions and two vesting kickers triggered by the performance of internal conditions, which are :
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
Expenses were €473 thousand and €1,577 thousand for the financial years ended December 31, 2021 and 2022, respectively.
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

Free performance shares 2022 (AGA Perf Employees 2022-1 / AGA Perf Management 2022-1)

Free performance shares granted in 2022 are subject to share market capitalization and three vesting kickers triggered by the performance of internal conditions, which are :
•The filing and approval of a BLA (Biologic License Application) application filed with the Food and Drug Administration ("FDA") in the United States or the European Medicine Agency ("EMEA") in Europe for one of the Company's products.
•The start of a first clinical trial for a product from the Company's portfolio.
•The conclusion of a collaboration or license agreement.
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
Expenses were €46 thousand for the financial year ended December 31, 2022.

AGA Bonus 2022-1
AGA Bonus 2022 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 50% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €499 thousand for the financial year ended December 31, 2022.

BSA
Details of BSA

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
Date of grant (Board of directors)	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Vesting period (years)	2 years	2 years	2 years	2 years	2 years
Plan expiration date	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Number of BSA granted	237,500	150,000	70,000	14,200	37,000
Share entitlement per BSA	1	1	1	1	1
Exercise price	€2.36	€8.65	€9.59	€14.05	€11.00
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes
Grant date share fair value	€2.45	€6.85	€13.65	€13.64	€10.41
Expected volatility	31.83%	46.72%	54.08%	47.83%	61.74%
Average life of BSA	5.5 years	5.5 years	5.5 years	5.5 years	6 years
Risk-free interest rate	2.42%	1.00%	0.25%	0.25%	0.20%
Expected dividends	None	None	None	None	None
Performance conditions	None	None	None	None	None
Fair value per BSA	€0.87	€2.51	€6.59	€4.73	€0.57

BSA 2022-1
Date of grant (Board of directors)	December 16, 2022
Vesting period (years)	2 years
Plan expiration date	October 3, 2032
Number of BSA granted	40,000
Share entitlement per BSA	1
Exercise price	€2.31
Valuation method used	Black & Scholes
Grant date share fair value	€1.31
Expected volatility	50.00%
Average life of BSA	5.5 years
Risk-free interest rate	2.40%
Expected dividends	None
Performance conditions	None
Fair value per BSA	€1.21

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2020	2021	2022
Balance at beginning of period	309,500	284,500	242,560
Granted during the period	—	—	40,000
Forfeited during the period	—	—	(31,740)
Exercised during the period	(25,000)	(16,940)	—
Expired during the period	—	(25,000)	—
Balance at end of period	284,500	242,560	250,820
Breakdown of the Closing Balance

	Year ended December 31,
	2020		2021		2022
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA 2011-2	41,940	41,940	—	—	—	—
BSA 2013	46,360	46,360	46,360	46,360	46,360	46,360
BSA 2014	75,000	75,000	75,000	75,000	75,000	75,000
BSA 2015-1	70,000	70,000	70,000	70,000	70,000	70,000
BSA 2015-2	14,200	14,200	14,200	14,200	14,200	14,200
BSA 2017	37,000	37,000	37,000	37,000	37,000	37,000
BSA 2022-1	—	—	—	—	8,260	8,260
TOTAL	284,500	284,500	242,560	242,560	250,820	250,820
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

BSAAR 2015
Date of grant (Board of directors)	July 1, 2015
Vesting period (years)	2 years
Plan expiration date	June 30, 2025

Number of BSAAR granted	1,050,382
Share entitlement per BSAAR	1
Exercise price	€7.20
Valuation method used	Black & Scholes
Grant date share fair value	€13.77
Expected volatility	41%
Average life of BSAAR	10 years
Risk-free interest rate	1.22%
Expected dividends	None
Performance conditions	No
Fair value per BSA	€1.15
Change in Number of BSAAR Outstanding

	Year ended December 31,
Number of BSAAR	2020	2021	2022
Balance at beginning of period	1,362,322	1,360,822	1,105,822
Granted during the period	—	—	—
Forfeited during the period	—	—	—
Exercised during the period	(1,500)	(230,000)	(750)
Expired during the period	—	(25,000)	—
Balance at end of period	1,360,822	1,105,822	1,105,072
Breakdown of the Closing Balance

	Year ended December 31,
	2020		2021		2022
Number of BSAAR	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAAR 2011	255,000	255,000	—	—	—	—
BSAAR 2012	60,100	60,100	60,100	60,100	59,350	59,350
BSAAR 2015	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722
TOTAL	1,360,822	1,360,822	1,105,822	1,105,822	1,105,072	1,105,072

Breakdown of expenses per financial year
The share-based compensation expenses are broken down as follows (in thousands of euro):

	Year ended December 31,
(in thousands of euro)	2020	2021	2022
AGA Perf Management 2018 / AGA Perf Employees 2018	618	(232)	—
AGA 2018-1 Employees	23	—	—
AGA 2017-1 Management (New Members)	43	71	—
AGAP Employee 2019 / AGAP Management 2019	867	649	(181)
AGA Bonus 2019-1	—	—	—
AGA Bonus 2020	394	—	—
AGAP Employee 2020 / AGAP Management 2020	502	1,253	1,738
Stock Options 2020	28	(28)	—
AGA Bonus 2021-1	—	432	—
AGAP Employee 2021 / AGAP Management 2021	—	473	1,577
AGA "Plan Epargne Entreprise" 2022	—	—	570
AGA Bonus 2022-1	—	—	499
AGAP Employee 2022 / AGAP Management 2022	—	—	46
Share based compensation	2,475	2,617	4,249

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

As of December 31, 2020 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	38,934	38,934		38,934
Trade receivables and others	51,635	—	51,635	51,635
Short-term investments	14,845	14,845	—	14,845
Cash and cash equivalents	136,792	136,792	—	136,792
Total financial assets	242,206	190,571	51,635	242,206

As of December 31, 2020 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	16,945	—	16,945	16,945
Financial liabilities—current portion	2,142	—	2,142	2,142
Trade payables and others	29,539	—	29,539	29,539
Total financial liabilities	48,624	—	48,624	48,624

As of December 31, 2021 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	39,878	39,878	—	39,878
Trade receivables and others	48,241	—	48,241	48,241
Short-term investments	16,080	16,080	—	16,080
Cash and cash equivalents	103,756	103,756	—	103,756
Total financial assets	207,955	159,714	48,241	207,955

As of December 31, 2021 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	13,503	—	13,503	13,503
Financial liabilities—current portion	30,748	—	30,748	30,748
Trade payables and others	28,573	—	28,573	28,573
Total financial liabilities	72,824	—	72,822	72,822

As of December 31, 2022 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	35,119	35,119	—	35,119
Trade receivables and others	52,445	—	52,445	52,445
Short-term investments	17,260	17,260	—	17,260
Cash and cash equivalents	84,225	84,225	—	84,225
Total financial assets	189,049	136,604	52,445	189,049

As of December 31, 2022 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	40,149	—	40,149	40,149
Financial liabilities—current portion	2,102	—	2,102	2,102
Trade payables and others	20,911	—	20,911	20,911
Total financial liabilities	63,162	—	63,162	63,162
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
13)Revenue and government financing for research expenditures
Revenue from collaboration and licensing agreements
The Company’s revenue from collaboration and licensing agreements amounts to €56,155, €12,112 and €49,580 for the fiscal year ended December 31, 2020, 2021 and 2022, respectively.

	Year ended December 31,
(in thousands of euro)	2020(1)	2021	2022
Proceeds from collaboration and licensing agreements	54,038	10,497	48,806
of which monalizumab agreement - AstraZeneca	33,620	7,497	22,376
of which IPH5201 agreement - AstraZeneca	13,418	—	4,677
of which preclinical molecules agreement - AstraZeneca	—	—	17,400
of which Sanofi agreement	7,000	3,000	4,000
of which other agreements	—	—	353
Invoicing of research and development costs (IPH5201)	2,531	1,613	1,391
Exchange gains (loss) on collaboration agreements	(602)	—	(627)
Others	188	—	10
Revenue from collaboration and licensing agreements	56,155	12,112	49,580
(1)The 2020 comparatives have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17.
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
In addition to these amounts, AstraZeneca made an additional payment of $50.0 million (€47.7 million) in June 2022 and triggered by the treatment of the first patient in a second Phase 3 trial “PACIFIC-9” evaluating monalizumab in April 2022. This additional payment has been treated as an increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of $36.0 million (€34.3 million) in connection to the Phase 3 study co-funding commitment made by the Company and notified to AstraZeneca in July 2019. The remaining amount of $14.0 million (€13.4 million) has been treated as an increase of the transaction price, recognized in the income statement in line with the progress of the Phase 1/2 studies.
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
As a reminder, the expected payments to AstraZeneca are classified as collaboration liability in the consolidated statement of financial position. Quarterly invoices received from AstraZeneca reduce the collaboration liability and have no impact on the consolidated statement of income.
Change in monalizumab deferred revenue (in thousands of euro):

As of December 31, 2019	62,657
Revenue for the 2020 financial year	(33,620)
Transfer from collaboration liabilities	(2,465)
As of December 31, 2020	26,572
Revenue for the 2021 financial year	(7,497)
Transfer from collaboration liabilities	1,084
As of December 31, 2021	20,159
Increase in deffered revenu resulting from the $50m milestone relating to the dosage of the first patent in the Phase 3 trial PACIFIC-9 (1)	47,687
Revenue for the 2022 financial year	(22,376)
Transfer from collaboration liabilities	(30,989)
As of December 31, 2022	14,481
(1) The increase in deferred revenue relating to monalizumab agreement between December 31, 2021 and December 31, 2022 is explained by the additional payment of €47,687 thousand ($50,000 thousand) made by AstraZeneca in June 2022 and triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This increase has led to a simultaneous increase in collaboration commitment ("collaboration liability"- see below) of €34,335 thousand ($36,000 thousand) in accordance with the Company’s July 2019 option concerning the co-financing of Phase 3 trials in the field of collaboration.

Change in monalizumab collaboration liablities (in thousands of euro):

As of December 31, 2019 (1)	21,304
Additions (2)	46,320
Deductions	(20,938)
As of December 31, 2020 (3)	46,686
Additions	4,262
Deductions	(10,534)
As of December 31, 2021 (4)	40,415
Additions (5)	37,564
Deductions	(14,768)
As of December 31, 2022(6)	63,211
(1)Of which €21,304 thousand of current portion.
(2)Including €41,227 thousand euros ($ 50,000 thousand) relating to the collaboration commitment following the milestone payment related to the treatment of the first patient in the Phase 3 trial evaluating monalizumab.
(3)Of which €1,832 thousand of current portion and €44,854 of non-current portion.
(4)Of which €7,418 thousand of current portion and €32,997 thousand of non-current portion.
(5)The increase in collaboration liabilities relating to monalizumab agreement between December 31, 2021 and December 31, 2022 mainly results from (i) a €34,335 thousand ($36,000 thousand) increase in collaboration commitments in connection with the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022, and (ii) a €2,145 thousand net increase in the collaboration commitments in connection with exchange rate fluctuations over the period.
(6)Of which €10,223 thousand of current portion and €52,988 thousand of non-current portion.

b)Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Revenue related to IPH5201 for the year ended December 31, 2022 is €4,677 million and results from the entire recognition in revenue of the $5.0 million (€4.7 million) milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.

c)Revenue related to collaboration and option agreement related to four to-be-agreed upon molecules (preclinical molecules)
Change in deferred revenue relating to the 2018 future programs option agreement

(in thousands of euro)	Total
As of December 31, 2021	17,400
Augmentation	—
Deductions	(17,400)
As of December 31, 2022	—
During the first half of 2022, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". This license option was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company had received an upfront payment of $20,000 thousand (€17,400 thousand). As the rights related to these four preclinical programs have been returned to the Company, the entire upfront payment of $20,000 thousand (€17,400 thousand) was recognized as revenue as of June 30, 2022.
d)Revenue recognition related to collaboration and license agreement signed with Sanofi in 2016
Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €4,000 thousand for the year ended December 31, 2022 as compared to €3,000 thousand for the year ended December 31, 2021. During the period, the Company announced, notably, the decision taken by Sanofi to advance IPH6401/SAR'514 towards regulatory preclinical studies for a new investigational drug. This decision triggered a milestone payment of €3,000 thousand fully recognized in revenue. This amount was received by the Company on September 9, 2022.
e)Schedule of variance of deferred revenue
The main variance of the global deferred revenue is presented in the following schedule:

(in thousands of euro)	December 31, 2019	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2020
Monalizumab	62,657	(33,620)	—	(2,465)	26,572
IPH5201	9,054	(13,418)	4,365	—	—
Preclinical molecules	17,400	—	—	—	17,400
Total	89,112	(47,038)	4,365	(2,465)	43,973 (1)
(1)Of which €11,299 thousand of current deferred revenue and €32,674 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2020	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2021
Monalizumab	26,572	(7,497)	—	1,084	20,159
IPH5201	—	—	—	—	—
Preclinical molecules	17,400	—	—	—	17,400
Others	—	—	353	—	353
Total	43,973	(7,497)	353	1,084	37,913 (2)
(2) Of which €12,500 thousand of current deferred revenue and €25,413 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2021	Recognition in P&L	Proceeds and other increase	Transfer from collaboration liabilities	December 31, 2022
Monalizumab	20,159	(22,376)	47,687	(30,989)	14,481
Preclinical molecules	17,400	(17,400)	—	—	—
Others	353	(353)	—	—	—
Total	37,913	(39,776)	47,687	(30,989)	14,481 (3)

(3) Of which €6,560 thousand of current deferred revenue and €7,921 thousand of non-current deferred revenue.

Government financing for research expenditures
The Company receives grants from the European Commission and the French government and state organizations in several different forms:
•Investment and operating grants; and
•Research Tax Credits.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2020	2021	2022
Research Tax Credit(1)	13,084	10,310	7,925
Grant and other tax credit(2)	534	2,281	110
Government financing for research expenditures	13,618	12,591	8,035
(1) As of December 31, 2022, the amount is mainly composed of (i) the research tax credit calculated and recognized for the 2022 financial year for an amount of €9,167 thousand from which is subtracted (ii) a provision amounting to €1,270 thousand following the tax inspection carried out in 2022 by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years. This provision was recognized as a deduction from the 2022 research tax credit, based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received from the tax authorities the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company.
(2) As a reminder, as of December 31, 2021, the total amount of grants recognized in the income statement included all installments of the refundable advance received and remaining to be received as of December 31, 2021 for a total amount of €1,988 thousand. The Company considered that the initial payment of €1,360 thousand euros and an amount to be received of €628 thousand as of December 31, 2021 as non-refundable in accordance with the terms of the agreement and in light of the technical and commercial failure of the project.

14)Operating expenses

(in thousands of euro)	Year ended December 31,
	2020 (1)			2021			2022
	R&D	G&A	Total	R&D	G&A	Total	R&D	G&A	Impairment	Total
Subcontracting costs(2)	(19,866)	4	(19,862)	(24,189)	(101)	(24,290)	(24,432)	—	—	(24,432)
Cost of supplies and consumable materials	(3,590)	32	(3,558)	(2,533)	(532)	(3,065)	(3,051)	(531)	—	(3,582)
Personnel expenses other than share-based compensation	(13,825)	(6,611)	(20,436)	(14,859)	(8,616)	(23,475)	(14,329)	(8,025)	—	(22,354)
Share-based compensation	(836)	(1,639)	(2,475)	(349)	(2,267)	(2,617)	(2,044)	(2,204)	—	(4,249)
Personnel expenses	(14,661)	(8,250)	(22,911)	(15,208)	(10,883)	(26,092)	(16,373)	(10,229)	—	(26,603)
Non-scientific advisory and consulting(3)	(342)	(4,441)	(4,783)	(161)	(5,108)	(5,269)	(1,441)	(4,244)	—	(5,685)
Leasing and maintenance	(559)	(1,605)	(2,164)	(260)	(1,754)	(2,014)	(200)	(1,798)	—	(1,998)
Travel expenses and meeting attendance	(146)	(138)	(284)	(103)	(170)	(273)	(466)	(252)	—	(718)
Marketing, communication and public relations	(96)	(408)	(504)	(79)	(393)	(472)	(130)	(530)	—	(660)
Scientific advisory and consulting(4)	(962)	—	(962)	(288)	—	(288)	(1,263)	—	—	(1,263)
Other purchases and external expenses	(46)	(2,007)	(2,053)	(30)	(2,395)	(2,425)	(91)	(2,557)	—	(2,648)
Depreciation and amortization	(8,231)	(1,154)	(9,385)	(3,153)	(1,416)	(4,569)	(2,928)	(1,496)	—	(4,424)
Intellectual property expenses	(877)	(393)	(1,270)	(1,279)	(305)	(1,584)	(996)	(296)	—	(1,292)
Other income and (expenses), net	(332)	(626)	(958)	279	(2,467)	(2,188)	(292)	(503)	—	(795)
Impairment of intangible assets (5)	—	—	—	—	—	—	—	—	(41,000)	(41,000)
Total net operating expenses	(49,708)	(18,986)	(68,694)	(47,004)	(25,524)	(72,528)	(51,663)	(22,436)	(41,000)	(115,099)
(1)The 2020 comparative have been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17.
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
(5)Following the Company's decision in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well as of June 30, 2022), the rights relating to the intangible asset have been fully impaired for their net book value on the date of the decision, i.e. €41,000 thousand (see note 6)

	Year ended December 31,
	2020		2021		2022
(in thousands of euro)	Deloitte & Associés	Total	Deloitte & Associés	Total	Deloitte & Associés	Total
Audit fees	684	684	702	702	855	855
Non-audit fees	115	115	78	78	248	248
Total	799	799	780	780	1,103	1,103
*Non-audit fees: these fees correspond to services performed by the auditors related to the production of certification in the context of the declaration of expenses for the obtention of grants; to the verification report of social and environmental information, special reports within the framework of operations on the Company’s capital
Personnel expenses other than share-based compensation
The line item amounted to €20,436 thousand, €23,475 thousand and €22,354 thousand for the years ended December 31, 2020, 2021 and 2022 respectively. These items do not include personnel expenses relating to the Lumoxiti discontinued operation (see note 17). The Company had 214 employees as of December 31, 2021, compared to 208 as of December 31, 2022.
Depreciation and amortization
The line item is mainly composed of the amortization of the monalizumab, IPH5201 intangible assets (see Note 6).
Cost of supplies and consumable materials
Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties. This line item amounts to €3,558 thousand €3,065 thousand and €3,582 thousand for the years ended December 31, 2020, 2021 and 2022, respectively.

15)Net financial loss
Net financial loss can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2020	2021	2022
Interests and gains on financial assets	564	327	546
Unrealized gains on financials assets	313	1,177	418
Foreign exchange gains	3,978	4,839	3,810
Other financial income	—	—	—
Financial income	4,855	6,344	4,775
Foreign exchange losses	(5,557)	(3,591)	(2,983)
Unrealized losses on financial assets	(865)	(95)	(2,050)
Interest on financial liabilities	(341)	(312)	(288)
Other financial expenses	—	—	—
Financial expenses	(6,763)	(3,997)	(5,321)
Net financial income (loss)	(1,908)	2,347	(546)
For the financial years ended December 31, 2021 and 2022, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollars denominated cash and cash equivalent and financial assets accounts.

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
As of December 31, 2022, the accumulated tax losses carryforwards of Innate Pharma SA were €466,153 thousand with no expiration date (€339,274 and €392,633 thousand as of December 31, 2020 and 2021). As of December 31, 2022, the accumulated tax losses carryforwards of Innate Pharma Inc. was €15,419 thousand, or $16,446 thousand, (€11,955 thousand, or $14,670 thousand and €14,198 thousand, or $16,081 thousand as of December 31, 2020 and 2021, respectively), with a 20-year period expiration.

Tax rate reconciliation

	Year ended December 31,
(in thousands of euro)	2020	2021	2022
Net income (loss) before tax	(63,984)	(52,809)	(58,103)
Statutory tax rate	28.00%	26.50%	25.00%
Income tax benefit / (expense) calculated at statutory tax rate	17,916	13,994	14,526
Increase / (decrease) in income tax benefit / (expenses) arising from:
Differences in tax rates	128	62	—
Research tax credit	3,961	3,091	1,971
Provision for defined benefit obligations	(117)	39	106
Share-based compensation	(693)	(694)	(1,062)
Revenue from collaboration agreements	8,824	(3,313)	2,210
Non-recognition of deferred tax assets related to tax losses and temporary differences	(15,746)	(14,433)	(18,290)
Carry-back	—	—	—
Impact linked to intra-group merger operations	(16,288)	—	—
Impact linked to the exercise of a real estate leasing option	(1,103)	—	—
Others differences	3,118	1,254	539
Income tax benefit / (expense) (a)	—	—	—
Effective tax rate	0%	0%	0%
Deferred tax income / (loss) (b)	—	—	—
Income tax benefit / (expense) (a) + (b)	—	—	—

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
As part of the communication of its 2020 consolidated financial statements, the Company had communicated on a contingent liability estimated at a maximum of $12.8 million related to the sharing of certain manufacturing costs. As part of the termination and transition agreement, Innate and AstraZeneca agreed to share manufacturing costs, and Innate had to pay $6.2 million on April 30, 2022. This amount was paid by the Company as part of the agreement in April 2022 for an amount of €5.9 millions ($6.2 million).

a) Financial Performance

	Year ended December 31,
	2020	2021	2022
Revenue and other income
Revenue from collaboration and licensing agreements	—	926	194
Sales	678	874	22
Total revenue and other income	678	1,800	216
Operating expenses
Research and development expenses	(8,905)	(624)	—
Selling, general and administrative expenses	(12,260)	(8,507)	(346)
Impairment of intangible assets	(43,529)	—	—
Total operating expenses	(21,165)	(9,131)	(346)
Net income (loss) from distribution agreements	861	—	—
Operating income (loss)	(63,155)	(7,331)	(131)
Financial income	—	—	—
Financial expenses	—	—	—
Net financial income (loss)	—	—	—
Net income (loss) before tax	(63,155)	(7,331)	(131)
Income tax expense	—	—	—
Net income (loss) from discontinued operations	(63,155)	(7,331)	(131)

b) Cash-Flows

	Year ended December 31,
	2020	2021	2022
Net cash generated from / (used in) operating activities	(22,391)	(3,552)	(5,097)
Net cash generated from / (used in) investing activities	(6,620)	—	—
Net cash generated from / (used in) financing activities	—	—	—
Net cash flows from discontinued operations	(29,011)	(3,552)	(5,097)

18)Commitments, contingencies and litigations
Commitments
The Company has identified the following off-balance sheet commitments as of December 31, 2022:
•non-cancellable purchase commitments as of December 31, 2022 for a total of €8,774 thousand with various suppliers notably contract research organizations (CRO) or contract manufacturing organizations (CMO). These commitments are comprised of non-cancellable purchase orders placed over the period with CRO and CMO for the supply of various services in relation with preclinical work for an amount of €7,421 thousand and clinical work for an amount of €1,353 thousand. The execution and billing of these has not yet started as of December 31, 2022;
•On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. Furthermore, under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. As of December 31, 2022, the remaining capital of this loan amounted to €11,338 thousand. The Company was in compliance with this covenant as of December 31, 2022;
•The Company has entered into indemnification agreements with its directors & officers (the « Beneficiaries »), under which (1) Company will provide to the Beneficiaries the benefit of one or more director and officer (“D&O”) insurance policies and (2) if not indemnifiable under the D&O insurance policy, the Beneficiary shall be compensated for any indemnifiable claim by the Company to the fullest extent permitted by law.
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
Provisions
Provisions amounted to €897 thousand, €900 thousand and €1,740 thousand as of December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, they mainly consist of (i) a provision amounting to €1,270 thousand following the tax inspection carried out in 2022 by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2018 financial years 2020. This provision was based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received from the tax authorities the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company, and (ii) provisions for employee departures and provision for charges relating and the employer contribution in respect of the grants of employee equity instruments
In accordance with IFRS 2, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period when the plan conditions actions for employees when they join the Company at the end of the plan.

19)Related party transactions
Members of the Executive Board and Executive Committee
For each of the periods presented, the following compensation was granted to the members of the Executive Committee of the Company and were recognized as expense:

	Year ended December 31,
(in thousands of euro)	2020	2021	2022
Personnel expenses and other short-term employee benefits	3,131	3,456	2,176
Extra pension benefits	—	11	43
Share-based compensation	1,363	2,067	1,989
Advisory fees	—	—	661
Executive Committee members compensation	4,494	5,534	4,869
As of December 31, 2022, two members of the Executive Committee were also members of the Executive Board.
Calculation of share-based compensation is detailed in Note 11.b.
Members of the Supervisory Board
The Company recognized a provision of €348 thousand for attendance fees (jetons de presence) relating to the year ended December 31, 2022 which should be paid in 2023. This amount includes the compensation for the Chairman of the Supervisory Board. The company recognized a provision of €274 thousand and €338 thousand as of December 31, 2020 and 2021, respectively.
Related parties
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201) and a termination and transition agreement relating to Lumoxiti. The payments between the two companies as well as the liabilities and receivables as of 31 December 2021 are as follows:

	As of December 31, 2022
(in thousands of euros)	Payments	Assets/Liabilities
Collection (AstraZeneca towards the Company) / Receivables	54,774	3,078
Payments (the Company towards AstraZeneca) / Liabilities	(17,745)	(7,298)
Total(1)	37,029	(4,220)

As a reminder, BPI France is a board member and has granted the Company a €1,500 thousand interest-free loan (Prêt à Taux Zéro Innovation, or “PTZI”) and a free-interest advance repayable. PTZI loan is fully repaid as of December 31, 2021. Regarding the repayable advance, this is considered non-repayable by the Company as of December 31, 2021 in accordance with the terms specified in the financing contract signed with BPI in August 2020, in view of the technical and commercial failure of the project, in view of the results of the “FORCE” Phase 2 trial evaluating avdoralimab in COVID-19, published on July 6, 2021 (see notes 9 and 13.2).
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

	Year ended December 31.
(in thousands of euro, except for data share)	2020	2021	2022
Net income (loss)	(63,984)	(52,809)	(58,103)
Weighted average number of ordinary shares in circulation	78,934,960	79,542,627	79,639,826
Basic income (loss) per share (€ per share)	(0.81)	(0.66)	(0.73)
The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSAAR, AGAs and AGAPs) are considered to be anti-dilutive (1,564,662 instruments in 2020, 2,166,829 instruments in 2021 and 2,265,301 instruments in 2022). These instruments are presented in detail in Note 11.

Diluted income (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential ordinary shares.

	Year ended December 31,
(in thousands of euro, except for data share)	2020	2021	2022
Net income (loss)	(63,984)	(52,809)	(58,103)
Weighted average number of ordinary shares in circulation	78,934,960	79,542,627	79,639,826
Adjustment for share instruments	—	—	—
Diluted income (loss) per share (€ per share)	(0.81)	(0.66)	(0.73)

21)Events after the reporting date
On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7H3 ANKET® program and options on two additional targets. Once selected, Sanofi will be responsible for all development, manufacturing and marketing. The closing of the transaction was subject to the authorization of the American authorities in accordance with the Hart Scott Rodino Act of 1976. This authorization was obtained on January 24, 2023, the date on which the collaboration was effective. Under the terms of the collaboration and research license agreement, the Company is eligible from the effective date of the contract for an initial payment of €25.0 million. This amount was collected by the Company in March 2023.

117 avenue de Luminy 13009 Marseille - France
www.innate-pharma.com