Form 20-F/A
period 2022-12-31
Innate Pharma SA
filed 2023-04-20
CIK 1598599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F/A
(Amendment No. 1)
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
Auditor Name:     Deloitte & Associés    Auditor Location:        Paris La Défense, France        Auditor Firm ID:    1756

EXPLANATORY NOTE
This Amendment No. 1 on Form 20-F/A (this “Amendment”) is being filed by Innate Pharma S.A. (the “Company”) to amend the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022, originally filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 6, 2023 (the “Original Filing”). The Company is filing this Amendment to amend Item 10 to provide additional disclosure pertaining to the Research Collaboration and License Agreement with Sanofi. In addition, as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), new certifications by the Company’s principal executive officer and principal financial officer are filed herewith as exhibits to this Amendment.
Except as described above, this Amendment speaks as of the original date of the Original Filing and does not, and does not purport to, amend, update or restate any information set forth in the Original Filing or reflect any events that occurred subsequent to the filing of the Original Filing on April 6, 2023. Accordingly, the Amendment should be read in conjunction with the Original Filing and with any reports furnished by the Company to the SEC subsequent to the Original Filing.

PART I
Item 10. Additional Information.
C. Material Contracts.
Strategic Collaborations and License Agreements
Research Collaboration and License Agreement with Sanofi (2022)
On December 16, 2022, the Company entered into a Research Collaboration and Licensing Agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”) under which the Company grants Sanofi an exclusive license to the Company’s B7H3 ANKET® program and options for two additional targets. Once selected, Sanofi will be responsible for all development, manufacturing and commercialization.
Under the terms of the Research Collaboration and License Agreement, the Company was eligible for an initial payment of €25 million, which it received in March 2023. Additionally, the Company is eligible for the duration of the Research and Collaboration and License Agreement, to milestone payments of up to €1.35 billion in total, mainly linked to the achievement of preclinical, clinical, regulatory and commercial milestones (plus royalties on potential net sales).
The summary provided above does not purport to be complete and is qualified in its entirety by reference to the complete agreement, which is attached as Exhibit 4.9 to this Amendment.
Item 19. Exhibits.

Exhibit Number	Description of Exhibit
4.9†	Research Collaboration and License Agreement between Innate Pharma S.A. and Genzyme Corporation, dated December 16, 2022.
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
___________________
*   Filed herewith.
** Furnished herewith.
†   Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

Innate Pharma S.A.

By:	/s/ Mondher Mahjoubi, M.D.
Name:	Mondher Mahjoubi, M.D.
Title:	Chief Executive Officer
Date:	April 20, 2023