Form 20-F
period 2023-12-31
Innate Pharma SA
filed 2024-04-04
CIK 1598599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from _________ to _________
Commission File Number 001-39084

Innate Pharma SA
(Exact name of registrant as specified in its charter and translation of registrant’s name into English)
France
(Jurisdiction of incorporation or organization)
117, Avenue de Luminy
13009 Marseille France
(Address of principal executive offices)
Hervé Brailly
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
Ordinary shares, nominal value €0.05 per share: 80,453,282 as of December 31, 2023

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☒
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐ Yes ☒ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐ Yes ☐ No
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes ☐ No
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

Item 17. Financial Statements.	238
Item 18. Financial Statements.	238
Item 19. Exhibits.	238

INTRODUCTION
Unless otherwise indicated in this annual report (this “Annual Report”), “Innate Pharma,” “Innate,” “the company,” “the Company,” “we,” “us” and “our” refer to Innate Pharma S.A. and its consolidated subsidiaries.
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
The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are presented in euros, and unless otherwise specified, all monetary amounts are in euros. All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These are based on the management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to the management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding the future results of operations and financial position, business strategy, plans and the Company's objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is/are designed to,” "is/are likely to," “may,” "aim," "target," “might,” “plan,” “potential,” “predict,” “objective,” “should” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
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
•the Company's ability to obtain, maintain, protect and enforce its intellectual property rights and proprietary technologies and to operate its business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the United States, Europe and other countries;
•costs of compliance and failure to comply with new and existing governmental regulations including, but not limited to, tax regulations;
•statements regarding future revenue, hiring plans, expenses, capital expenditures, capital requirements and stock performance;

•the impact of the current state of the global financial market and economic conditions as well as recent health and geopolitical events; and
•other risks and uncertainties, including those listed in the section of this Annual Report titled “Risk Factors”.
You should refer to the section of this Annual Report titled “Item 3.D – Risk Factors” for a discussion of important factors that may cause actual results to differ materially from those expressed or implied by the forward-looking statements. As a result of these factors, Innate cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Innate or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The forward-looking statements made herein relate only to events or information as of the date on which the statements are made in this Annual Report. The Company undertakes no obligation to publicly update any forward-looking statements, after the date on which the statements are made or to reflect the occurrence of unanticipated events, whether, whether as a result of new information, future events or otherwise, except as required by law.
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

SUMMARY RISK FACTORS
Investing in the Company's shares involves numerous risks, including the risks described in "Item 3.D—Risk Factors" of this Annual Report on Form 20-F. Below are some of the principal risks, any one of which could materially adversely affect the Company's business, financial condition, results of operations, and prospects:
•Biopharmaceutical development involves a high degree of uncertainty and most of the product candidates are in early stages of development.
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
•The Company may encounter substantial delays in its clinical studies or may be unable to conduct its clinical studies on the timelines the Company expects.
•The Company's product candidates in development may cause undesirable side effects or have other properties that could halt or delay their clinical development, prevent their regulatory approval, limit their commercialization or result in other negative consequences.
•The Company faces substantial competition from companies with significantly greater resources and experience.
•The regulatory processes that will govern the approval of the Company’s product candidates are complex and changes in regulatory requirements could result in delays or discontinuation of development or unexpected costs in obtaining regulatory approval.
•Any of the Company's product candidates, if approved and commercialized, may fail to achieve market acceptance by physicians, patients, third-party payors or the medical community to a degree that is necessary for commercial success.
•A fast track, breakthrough therapy or other designation by the FDA, or equivalent in other territories, may not actually lead to a faster development.
•The Company has no manufacturing capabilities and relies on third-party manufacturers for its product candidates.
•The Company relies on third parties to supply key materials used in its research and development, to provide services to the Company and to assist with clinical studies.
•The Company depends upon its existing collaboration partners, AstraZeneca, Sanofi and other third parties, and may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of its drugs.
•The late-stage development and marketing of the Company’s product candidates may partially depend on its ability to establish collaborations with major biopharmaceutical companies.
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
•If the Company does not achieve its product development or commercialization objectives in the timeframes it expects, the Company may not receive product revenue or milestone or royalty payments, and it may not be able to conduct its operations as planned.
•The revenues generated from the Company’s collaboration and license agreements have contributed and are expected to contribute a large portion of its revenue for the foreseeable future.
•The Company benefits from tax credits in France that could be reduced or eliminated.
•The current state of the world financial market and current economic conditions could have a material adverse impact on the Company's business, financial condition and results of operations.
•The Company's business could be affected by natural disaster, such as wildfire, and this could be exacerbated by climate change.
•The Company’s ability to compete may be adversely affected if the Company does not adequately obtain, maintain, protect and enforce its intellectual property or proprietary rights, or if the scope of intellectual property protection the Company obtains is not sufficiently broad.
•The Company’s patents could be found invalid or unenforceable if challenged, and it may not be able to protect its intellectual property.
•The dual listing of the Company’s ordinary shares and the ADSs may adversely affect the liquidity and value of the ADSs.
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
A.    [Reserved]

B.    Capitalization and Indebtedness
Not applicable.
C.    Reasons for the Offer and Use of Proceeds
Not applicable.

D.    Risk Factors
The Company's business faces significant risks. You should carefully consider all of the information set forth in this Annual Report and in the other filings with the SEC, including the following risk factors which Innate faces and which are faced by its industry. The Company's business, financial condition or results of operations could be materially adversely affected by any of these risks. This report also contains forward-looking statements that involve risks and uncertainties. Innate's results could materially differ from those anticipated in these forward-looking statements, as a result of certain factors, including the risks described below and elsewhere in this Annual Report and its other SEC filings. See “Special Note Regarding Forward-Looking Statements” above.

Risks Related to the Development of the Product Candidates
Biopharmaceutical development involves a high degree of uncertainty and most of the product candidates are in early stages of development, which makes it difficult to evaluate the current business and future prospects and may increase the risk of your investment.
Innate Pharma is a global, clinical stage oncology-focused biotech company developing a portfolio of product candidates, some of which Innate is co-developing, in the early stages of clinical development and preclinical programs.
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
Aside from Innate's commercial experience with Lumoxiti that ended in December 2020, its operations to date have been limited to developing its product candidates and undertaking preclinical studies and clinical studies of its product candidates, including monalizumab and IPH5201, through its partnership with AstraZeneca; IPH6101/SAR'579 through its partnership with Sanofi; and lacutamab, IPH5301 and IPH6501, its most advanced product candidates, currently in the clinical stage. The success in development of its current and future product candidates by the Company or its collaborators will depend on many factors, including:
•obtaining positive results in clinical trials, including by demonstrating efficacy, safety and durability of effect of such product candidates;
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
•avoiding and defending against third-party interference, infringement or other intellectual property claims; and
•maintaining and growing an organization of scientists, medical professionals and marketing, distribution and sales personnel and executives who can develop its product candidates and commercialize any approved products.
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
Innate Pharma's innovative approach to immuno-oncology aims to activate both the innate and adaptive immune systems against abnormal or cancerous cells and restore the body’s ability to disrupt their proliferation, potentially leading to durable responses in patients. This approach is focused on developing checkpoint inhibitors, tumor-targeting antibodies and antibodies that affect the tumor microenvironment, and several of the product candidates rely on novel mechanisms of action and on innovative formats for which the Company has limited scientific evidence and preclinical and clinical data.
The Company may not ultimately be able to provide the FDA, European Medicines Agency (EMA) or other regulatory authorities with substantial clinical evidence to support a claim of efficacy and durability of response to enable the applicable regulators to approve its product candidates for any indication. This may occur because later clinical studies fail to reproduce favorable data obtained in earlier clinical trials, because the applicable regulator disagrees with how the Company interprets the data from these clinical trials or because the applicable regulator does not accept these therapeutic effects as valid endpoints in pivotal clinical trials that are sufficient to grant marketing approval. Additionally, because product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical studies, its collaborators in earlier stages of clinical trials may eventually choose to discontinue later stage studies. For example, following initial promising results assessing the safety and efficacy of the Company's product candidate lirilumab for the treatment of various cancer indications, the Company's collaborator decided not to continue development after receiving Phase 2 clinical study data. Moreover, in 2022, AstraZeneca informed Innate Pharma of the discontinuation of the Interlink-1 Phase 3 clinical study assessing monalizumab in combination with cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck, as this combination did not meet a pre-defined threshold for efficacy.
In addition to the safety and efficacy traits of any product candidate, clinical study failures may result from a multitude of factors, including flaws in study design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and it is possible that the Company will as well. Based upon negative or inconclusive results, the Company or its collaborators may decide, or regulators may require the Company, to conduct additional clinical studies or preclinical studies. In addition, data obtained from studies are susceptible to varying interpretations, and regulators may not interpret the Company's data as favorably as the Company does, which may delay, limit or prevent regulatory approval.

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
The Company is currently developing monalizumab, lacutamab, IPH5201 and IPH5301, and may develop other product candidates, in combination with one or more currently approved cancer therapies. Specifically, AstraZeneca is currently evaluating monalizumab in ongoing Phase 1, 2 and 3 trials in combination with durvalumab, an anti-PD-L1 immune checkpoint inhibitor. Lacutamab is also currently evaluated in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) in patients with PTCL (Peripheral T Cell Lymphoma). In addition, IPH5201 is also currently under clinical investigation, in a Phase 2 study in combination with durvalumab and chemotherapy. Finally, IPH5301 is currently under clinical investigation in a Phase 1 study in combination with a chemotherapy, paclitaxel and trastuzumab. Patients may not be able to tolerate the Company's product candidates in combination with other therapies, and preliminary clinical results indicate that monalizumab, for example, has no meaningful clinical activity as a monotherapy. Even if any product candidate the Company develops were to receive marketing approval or be commercialized for use in combination with other existing therapies, the Company would continue to be subject to the risks that the FDA, EMA or other comparable foreign regulatory authorities could revoke approval of the therapy used in combination with its product candidate or that safety, efficacy, manufacturing or supply issues could arise with these existing therapies. Combination therapies are commonly used for the treatment of cancer, and the Company would be subject to similar risks if the Company develops any of its product candidates for use in combination with other therapies or for indications other than cancer. This could result in its own products, if approved, being removed from the market or being less successful commercially.
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
The Company is heavily dependent on the success of its current clinical-stage product candidates, and it cannot be certain that it or its collaborators will be able to obtain regulatory approval for, or successfully commercialize, these product candidates.
The Company's business and future success depend on receiving regulatory approval for, and the commercial success of, its proprietary and partnered product candidates. The Company has agreements with AstraZeneca with respect to the advanced development, clinical study collaboration and potential future registration and marketing of several of its product candidates, including monalizumab and IPH5201, and with Sanofi for the research and development of IPH6101/SAR'579, IPH6401/SAR’514, IPH62 and of another program in solid tumors. Its near-term prospects depend heavily on AstraZeneca’s successful clinical development and commercialization of monalizumab, as well as the successful clinical development of its other product candidates. The clinical success of these product candidates will depend on a number of factors, including the ability and willingness of AstraZeneca, Sanofi and the Company's other collaborators to complete ongoing clinical studies respectively for monalizumab and IPH6101/SAR'579 or other partnered assets, the ability to complete the clinical trials for which the Company is responsible and the safety, tolerability and efficacy of its product candidates.
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
The Company intends to continue to develop its product candidates that are currently in clinical trials, including monalizumab, lacutamab, IPH5201, IPH5301, IPH6101/SAR'579 and IPH6501. Monalizumab is currently being investigated in multiple Phase 1, Phase 2 and Phase 3 clinical studies under a co-development agreement with AstraZeneca. Lacutamab is currently being investigated in an open-label, multi-cohort Phase 2 clinical study in CTCL and in Phases 1 and 2 in PTCL. IPH5201 is currently being investigated in an open-label Phase 2 clinical study. IPH5301 is currently being investigated in a Phase 1 clinical study sponsored by the Institut Paoli-Calmettes. IPH6101/SAR'579 is currently investigated in a Phase 1/2 clinical study sponsored by Sanofi. IPH6501 is currently investigated in a first-in-human, Phase 1/2 study in B-Cell non-Hodgkin lymphoma indication.
While the Company believes that it will eventually have the in-house capabilities to complete the development and/or support the development by a partner of monalizumab, lacutamab, IPH5201, IPH5301, IPH6101/SAR'579 and IPH6501, the Company has not yet completed the clinical studies for these or other product candidates, and there can be no assurance that these or other product candidates will gain regulatory approval or become commercially viable.
Delays in the preclinical development of a product candidate could lead to delays in initiating clinical development. A failure in the preclinical development of a product candidate could lead to abandoning its development. Further delays or failures at the various clinical stages for a given indication could result in delay or halt the development of the product candidate in such indication or in other indications. Moreover, disappointing results during the initial Phases of development are often not a sufficient basis for deciding whether or not to continue a project. At these early stages, sample sizes, the duration of studies and the parameters examined may not be sufficient to enable a definitive conclusion to be drawn, in which case further investigations are required. Conversely, promising results during the initial phases, and even after advanced clinical studies have been conducted, do not guarantee that a product candidate or an approved drug will be successfully approved and commercialized.
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
The Company is seeking to develop a broad and innovative pipeline of product candidates in addition to monalizumab, lacutamab, avdoralimab, IPH5201, IPH5301, IPH6101/SAR'579 and IPH6501. The Company may not be successful in identifying additional product candidates for clinical development for a number of reasons. For example, its research methodology may be unsuccessful in identifying potential product candidates or the potential product candidates the Company identifies may have harmful side effects, lack of efficacy or other characteristics that make them unmarketable or unlikely to receive regulatory approval.
Moreover, some of its innovative pipeline of product candidates are based on its innovative ANKET® platform, which is not yet approved. The ANKET® platform consists of two different formats, tri-specific and tetra-specific antibodies. IPH6101/SAR'579 and IPH6401/SAR'514, in partnership with Sanofi, two tri-specific antibodies are currently being investigated in Phase I clinical studies. Another multi-specific is also being developed in partnership with Sanofi (IPH62). Moreover, the Company is developing IPH6501, a tetra-specific proprietary antibody, which obtained the FDA's approval to start a first-in-human study in July 2023. Even if the Company aims at maintaining a diversified pipeline, the use of an innovative technology represents additional risks in the product candidate development.
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
The Company may encounter substantial delays in its clinical studies or may be unable to conduct its clinical studies on the timelines the Company expects.
Clinical testing is expensive, time consuming and subject to uncertainty. The Company cannot guarantee that any clinical trials will be conducted as planned or completed on schedule, if at all. A failure of one or more clinical studies can occur at any stage of testing, and its future clinical studies may not be successful. Events that may prevent successful or timely completion of clinical development include:
•inability to generate sufficient preclinical, toxicology or other in vivo or in vitro data to support the initiation of clinical trials;
•delays or failure in reaching a consensus with regulatory agencies on clinical study design;

•delays in reaching agreement on acceptable terms with prospective Contract Research Organisations (CROs) and investigational sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and investigational sites;
•imposition of a temporary or permanent clinical hold by regulatory agencies, including as a result of a new safety finding that presents unreasonable risk to clinical study participants, a negative finding from an inspection of its clinical trial operations or investigational sites, developments in trials conducted by competitors for related technology that raise regulators’ concerns about risk to patients of the technology broadly or if a regulatory body finds that the investigational protocol or plan is clearly deficient to meet its stated objectives. For example, in November 2019 and in October 2023, the TELLOMAK study sponsored by the Company was put on full or partial holds in a number of countries. The Company was authorized to fully resume patient enrollment and treatment after being able to provide the agencies with expected material and information ;
•delays in recruiting suitable patients to participate in its clinical studies;
•difficulty collaborating with patient groups and investigators;
•failure by the Company, its CROs or other third parties, including its collaborators, to adhere to clinical study requirements;
•delays in having patients complete participation in a clinical study or return for post-treatment follow-up;
•patients withdrawing from a clinical study;
•occurrence of adverse events associated with a product candidate that are viewed to outweigh its potential benefits;
•changes in regulatory requirements and guidance that require amending or submitting new clinical trial protocols;
•regulatory feedback requiring the Company to amend the protocols of ongoing clinical studies in response to safety considerations, as the Company has previously been required to;
•changes in the standard of care on which a clinical development plan was based, which may require new or additional clinical trials;
•the cost of clinical studies of its product candidates being greater than the Company anticipates;
•clinical studies of its product candidates producing negative or inconclusive results, which may result in the Company deciding, or regulators requiring the Company, to conduct additional clinical studies or abandon product development programs;
•transfer of manufacturing processes to larger-scale facilities operated by either a contract manufacturing organization (CMO) and delays or failure by its CMOs or the Company to make any necessary changes to such manufacturing process; and
•batch recalls, recalls of manufactured product candidates or delays in manufacturing, testing, releasing, validating, or importing or exporting sufficient stable quantities of its product candidates for use in clinical studies or the inability to do any of the foregoing.
Any inability to successfully complete preclinical and clinical development could result in additional costs to the Company or impair its ability to generate revenue. In addition, if the Company makes manufacturing or formulation changes to its product candidates, it may be required to or it may elect to conduct additional studies to bridge its modified product candidates to earlier versions. Clinical study delays could also shorten any periods during which its products have patent protection and may allow its competitors to bring products to market before the Company does, which could impair its ability to successfully commercialize its product candidates and may harm its business and results of operations.
The Company depends on enrollment of patients in its clinical studies for its product candidates.
Successful and timely completion of clinical studies will require that the Company or its subcontractors enroll a sufficient number of suitable patients. Clinical studies may be subject to delays as a result of patient enrollment taking longer than anticipated or patient withdrawal. Patient enrollment depends on many factors, including the size and nature of the patient population, which is typically limited for rare or orphan diseases, making the enrollment more difficult, eligibility criteria for the study, the proximity of patients to clinical sites, the design of the clinical protocol, the availability of competing clinical studies, the availability of new drugs approved for the indication the clinical study is investigating and clinicians’ and patients’ perceptions as to the potential advantages of the drug being studied in relation to other available therapies. For example, the Company is developing lacutamab for the treatment of cutaneous T cell lymphoma (CTCL). CTCL is an orphan disease, which means that the potential patient population is limited. In addition, there are several other product candidates potentially in development for the indications for which the Company is developing product candidates, and the Company may compete for patients with the sponsors of trials for those drugs. These factors may make it difficult for the Company to enroll enough patients to complete its clinical studies in a timely and cost-effective manner. Delays in the completion of any clinical study of any of its product candidates will increase its costs, slow down its product candidate development and approval process and delay or potentially jeopardize its ability to commence product sales and generate revenue. In addition, some of the factors that cause, or lead to, a delay in the commencement or completion of clinical studies may also ultimately lead to the inability to obtain regulatory approval of its product candidates.
The Company's product candidates in development may cause undesirable side effects or have other properties that could halt or delay their clinical development, prevent their regulatory approval, limit their commercialization or result in other negative consequences.
Use of the Company's product candidates in development could be associated with side effects or adverse events, which can vary in severity and in frequency. Undesirable side effects or unacceptable toxicities caused by its products or product candidates could cause the Company or regulatory authorities to interrupt, delay or halt clinical studies. The FDA or European regulatory authorities could delay or deny approval of the Company's product candidates for any or all targeted indications and negative side effects could result in a more restrictive label for any drug that is approved. Side effects such as toxicity or other safety issues associated with the use of the Company's product candidates could also require it or its collaborators to perform additional studies or halt development of product candidates or sale of approved products.
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
Many of the Company's competitors who are developing immuno-oncology and anti-cancer therapies have considerably greater resources and experience in research, drug development, finance, manufacturing, marketing, technology and personnel and access to patients for clinical studies than the Company does. In particular, large pharmaceutical companies have substantially more experience than the Company does in conducting clinical studies and obtaining regulatory authorizations. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of the Company's competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors are also likely to compete with the Company to recruit and retain scientific and management personnel, acquire rights for promising product candidates and other complementary technologies, establish clinical investigational sites and patient registration for clinical studies and acquire technologies complementary to, or necessary for, its programs, as well as to enter into collaborations with partners who have access to innovative technologies. If the Company cannot successfully compete with new or existing products, its marketing and sales will suffer and the Company may never be profitable. Should any of these risks materialize, Innate's business, prospects, financial condition and results of operations may be adversely affected.
The Company cannot guarantee that its product candidates will:
•obtain regulatory authorizations or become commercially available before those of its competitors;
•remain competitive in the face of other products developerid by its competitors, which may prove to be safer, more effective, have fewer or less severe side effects, be more convenient, have a broader label, have more robust intellectual property protection or be less expensive;
•remain competitive in the face of products of competitors that are more efficient in their manufacturing or more effective in their marketing; and
•not become obsolete or unprofitable due to technological progress or other therapies developed by its competitors.
In addition, while any future product candidate that is approved may compete with many existing drugs or other therapies, to the extent it is solely used in combination with these therapies, the Company's product candidates will not be competitive with such therapies, but any sales of such products could be limited to sales of the combination therapy. In this case, the Company would be exposed to the same competitive risks as the product used in combination with its product, such as a product that is marketed before the combination therapy, has lower prices, covers a wider therapeutic spectrum or proves to be more effective or better tolerated. For additional information regarding competition to its business see “Business—Competition.”

Risks Related to Regulatory Approval and Marketing of Innate's Product Candidates and Legal Compliance Matters
Even if the Company completes the necessary preclinical and clinical studies, the marketing approval process is expensive, time-consuming and uncertain and may prevent the Company from obtaining approvals for the commercialization of some or all of its product candidates. If the Company is not able to obtain, or if there are delays in obtaining, required regulatory approvals, in particular in the United States or the European Union, the Company will not be able to commercialize its product candidates, and its ability to generate revenue will be materially impaired.
The research and development of pharmaceutical products is governed by complex regulatory requirements. The regulatory agencies that oversee these requirements have the authority to permit the commencement of clinical studies or to temporarily or permanently halt a study. They are entitled to request additional clinical data before authorizing the commencement or resumption of a study, which could result in delays or changes to the product development plan. As the Company advances its product candidates, the Company will be required to consult with these regulatory agencies and comply with all applicable guidelines, rules and regulations. If the Company fails to do so, the Company may be required to delay or discontinue development of its product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease its ability to generate sufficient product revenue to maintain its business.
The clinical studies of Innate's product candidates, the manufacturing and the marketing of its product candidates are and will be, subject to regulation by numerous government authorities in the United States, in the European Union and in other countries where the Company intends to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, the Company must demonstrate, with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, with respect to approval in the European Union, to the satisfaction of the EMA or, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use in each target indication.
When the Company acquired Lumoxiti, AstraZeneca had already obtained marketing approval from the FDA and they also filed the Marketing Authorization in the European Union. The Company has never submitted a product candidate for marketing approval in the United States, in the European Union or elsewhere.
In the United States, the Company expects that the requisite regulatory submission to seek marketing authorization for its product candidates will be a Biologic License Application (BLA) and the competent regulatory authority is the FDA. In the European Union, the requisite approval is a Marketing Authorization (MA), which for products developed by the means of antibody-based therapeutics, gene or cell therapy products as well as tissue engineered products, is issued through a centralized procedure involving the EMA (see “Business—Regulation”). Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, for example, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
Data from preclinical and clinical studies are likely to give rise to different interpretations, which could delay regulatory authorization, restrict the scope of any such authorization or force Innate to repeat trials in order to meet the requirements of the various regulators. Regulatory requirements and processes vary widely among countries, and the Company may be unable to obtain authorization within each relevant country in a timely manner. Regulatory authorities may prevent Innate from starting clinical studies or continuing clinical development if the data were not produced according to applicable regulations or if they consider that the balance between the expected benefits of the product and its possible risks is not sufficient to justify the trial.
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
The Company's product candidates are based on new approaches and/or technologies that are constantly evolving and have not been extensively tested on humans. The applicable regulatory requirements vary between jurisdictions and are also complex, potentially difficult to apply and subject to significant modifications. Modifications to regulations during the course of clinical development and regulatory review may lead to delays or the refusal of authorization.
In Europe, the United States and other countries, regulations can potentially:
•significantly delay or increase the cost of development, testing, manufacturing and marketing of Innate's products;
•limit the indications for which the Company will be authorized to market its products; and
•impose new, more stringent requirements, suspend marketing authorizations or request the suspension of clinical trials or the marketing of its products if unexpected results are obtained during trials performed by other researchers on products similar to its products.
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
In order to market and sell its other product candidates in jurisdictions other than the United States and Europe, the Company must obtain separate marketing approvals and comply with numerous and varying regulatory requirements. The approval process varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval or approvals from regulatory authorities in the European Union. The regulatory approval process outside the United States and Europe generally includes all of the risks associated with obtaining FDA approval or approvals from regulatory authorities in the European Union. In addition, some countries outside the United States and Europe require approval of the sales price of a product before it can be marketed. In many countries, separate procedures must be followed to obtain reimbursement, and a product may not be approved for sale in the country until it is also approved for reimbursement. The Company may not obtain marketing, pricing or reimbursement approvals outside the United States and Europe on a timely basis, if at all. Approval by the FDA or regulatory authorities in the European Union does not ensure approval by regulatory authorities in other countries or jurisdictions, and approval by one regulatory authority outside the United States and Europe does not ensure approval by regulatory authorities in other countries or jurisdictions or by the FDA or regulatory authorities in the European Union. The Company may not be able to file for marketing approvals and may not receive necessary approvals to commercialize its products in any market. Marketing approvals in countries outside the United States and Europe do not ensure pricing approvals in those countries or in any other countries, and marketing approvals and pricing approvals do not ensure that reimbursement will be obtained.
Side effects that appear following the launch of a drug on the market may result in the product being taken off the market or additional warnings being added to the label despite having obtained all regulatory approvals.
A drug’s launch in the market may expose a large number of patients to potential risks associated with treatment with a new pharmaceutical product. Certain side effects, which may not have been identified during clinical trials, can subsequently appear. For these reasons, regulatory agencies require companies to implement post-approval monitoring. Depending on the occurrence of serious undesirable effects, the agencies may require that the Company or a collaboration partner take a drug off the market temporarily or permanently, even if it is effective and has obtained all the necessary marketing authorizations. Such an action would negatively impair the Company's ability to generate revenue from such product and could more generally negatively affect its ability to develop, obtain regulatory approval for, and commercialize its other product candidates and its reputation generally, each of which could have a material adverse effect on its business and results of operations. In addition, if the product candidates the Company develops receive marketing authorization and the Company or others identify undesirable side effects caused by any product after the approval, a number of potentially significant negative consequences could result, including that regulatory authorities may require the addition of labeling statements, such as a “boxed” warning or a contraindication, the Company may be required to create a medication guide outlining the risks of such side effects for distribution to patients and its reputation may suffer.
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
Any product candidate for which the Company obtains marketing approval will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities, including requirements relating to manufacturing processes, post-approval clinical data, labeling, advertising and promotional activities for such product. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, current good manufacturing practice (cGMP), requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. In addition, even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed, restrictions for specified age groups, warnings, precautions or contraindications or to the conditions of approval.
The FDA and other federal and state agencies, including the U.S. Department of Justice (DOJ), closely regulate compliance with all requirements governing prescription products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use, and if the Company does not market its products for their approved indications, the Company may be subject to enforcement action for off-label marketing. Prescription products may be promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may also share truthful and not misleading information that is otherwise consistent with the labeling. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws, as well as state consumer protection laws. The Company's failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with its products, manufacturers or manufacturing processes, may yield various results, including:
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
Non-compliance by the Company or any future collaborator with the FDA, EMA or other regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in significant financial penalties. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.
Coverage and reimbursement may be limited or unavailable in certain market segments for the Company's product candidates, if approved, which could make it difficult for the Company to sell its product candidates profitably.
Successful sales of its product candidates, if approved, will depend, in part, on the availability of adequate coverage and reimbursement from government authorities and third-party payors, such as private health insurers and health maintenance organizations. Patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. Adequate coverage and reimbursement from governmental healthcare programs, such as Medicare and Medicaid in the United States or Social Security in France, and commercial payors are critical to new product acceptance.
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
Policies for coverage and reimbursement for products vary among third-party payors. No uniform policy of coverage and reimbursement for products exists among third-party payors, and third-party payors are increasingly challenging the price, examining the medical necessity and reviewing the cost-effectiveness of approved drugs and medical services, in addition to questioning their safety and efficacy. As a result, obtaining coverage and reimbursement approval of a product from a government or other third-party payor is a time-consuming and costly process that could require the Company or its partners to provide to each payor supporting scientific, clinical and cost-effectiveness data for the use of its products on a payor-by-payor basis, with no assurance that coverage and adequate reimbursement will be obtained. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are already available or subsequently become available. Even if the Company obtains coverage for a given product, the resulting reimbursement payment rates might not be adequate for it to achieve or sustain profitability or may require co-payments that patients find unacceptably high. Additionally, third-party payors may not cover, or provide adequate reimbursement for, long-term follow-up evaluations required following the use of the Company's product candidates or approved products.
Because its product candidates represent new approaches to the treatment of cancer and, accordingly, may have a higher cost than conventional therapies and may require long-term follow-up evaluations, the risk that coverage and reimbursement rates may be inadequate for the Company to achieve profitability may be elevated. There are currently a limited number of immunotherapy products that are designed to treat cancer on the market and, accordingly, there is less experience or precedent for the reimbursement of such treatments by governmental entities or third-party payors.
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
On March 23, 2010, President Obama signed into law the Affordable Care Act (ACA), which includes a number of healthcare reform provisions and requires most U.S. citizens to have health insurance. The ACA, among other things, imposed a significant annual fee on companies that manufacture or import branded prescription drug products; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; and establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Substantial new provisions affecting compliance also have been added, which may require modification of business practices with healthcare practitioners. The ACA also revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states.
There have been judicial congressional, and executive branch efforts to repeal, modify or delay the implementation of the law. In July and December 2018, CMS published final rules with respect to permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under its risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. Concurrently, Congress has considered legislation that would repeal or repeal and replace all or part of the ACA. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year, commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress as part of the Tax Cuts and Jobs Act of 2017 Act. Additionally, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Thus, the ACA remains in effect in its current form. Further, prior to the U.S. Supreme Court ruling, on January 28, 2021, President Biden issued an executive order to initiate a special enrollment period which began on February 15, 2021, and remained open through August 15, 2021, for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including, among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. It is unclear how judicial and Congressional challenges and the healthcare reform measures of the Biden administration will impact the ACA.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which will remain in effect through 2030, unless additional Congressional action is taken by Congress, although they have been suspended by the Coronavirus Aid, Relief and Economic Security, or CARES, Act, until March 31, 2022. From April through June 2022, a 1% reduction was in effect. As of July 2, 2022, the 2% cut resumed. Both the Budget Control Act of 2011 and the American Taxpayer Relief Act of 2012 (ATRA) further reduced Medicare payments to several providers and the ATRA increased the statute of limitations period for the government to recover overpayments to providers from three to five years. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for Innate's product candidates, if approved. This could harm Innate's or its partners’ ability to market any drugs and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of its product candidates approved in the future, and could cause an increase in its compliance, manufacturing, or other operating expenses.
In addition, in the United States, federal programs impose penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the U.S. Bureau of Labor Statistics consumer price index, and these rebates or discounts, which can be substantial, may affect the Company's ability to raise commercial prices.
Further, there has been increasing legislative and enforcement interest in the United States with respect to drug pricing practices. There have been several recent U.S. Congressional inquiries and proposed and enacted federal and state legislation designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the cost of drugs under Medicare and reform government program reimbursement methodologies for drugs.
For example, in August 2022, the Inflation Reduction Act of 2022 was signed into law. This legislation contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. The Inflation Reduction Act of 2022 also caps Medicare beneficiaries’ annual out-of-pocket drug expenses. Substantial penalties can be assessed for noncompliance with the IRA drug pricing provisions. Provisions of the IRA are subject to legal challenges, and the full impact of the IRA on the pharmaceutical industry remains uncertain.
The U.S. Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.
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
In some countries, the proposed pricing for a biopharmaceutical product must be approved before it may be lawfully marketed. In addition, in certain foreign markets, the pricing of biopharmaceutical products is subject to government control and reimbursement may in some cases be unavailable. The requirements governing drug pricing vary widely from country to country. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. An EU member state may approve a specific price for the medicinal product, it may refuse to reimburse a product at the price set by the manufacturer or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. There can be no assurance that any country that has price controls or reimbursement limitations for biopharmaceutical products will allow favorable reimbursement and pricing arrangements for any of Innate's products. Historically, biopharmaceutical products launched in the European Union do not follow price structures of the United States and generally tend to have significantly lower prices.
The Company believes that pricing pressures will continue and may increase, which may make it difficult for it to sell any of its product candidates that may be approved in the future at a price acceptable to the Company or any of its existing or future collaborators.
Any of the Company's product candidates, if approved and commercialized, may fail to achieve market acceptance by physicians, patients, third-party payors or the medical community to a degree that is necessary for commercial success.
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
Poor market penetration could have an adverse effect on the Company's business, prospects, financial condition and results of operations.

Innate's commercial experience is currently limited to Lumoxiti. Although Lumoxiti received a Marketing Authorization in 2018 in the United States, the level of sales in 2020 was lower than expected, leading Innate to make the decision in December 2020 to return the commercial rights of Lumoxiti to AstraZeneca. Beyond the financial impacts, the direct consequence of this decision was the immediate reduction of commercial operations in the Company's U.S. affiliate. A retrospective analysis identified two major causes: (i) a more complex patient access than expected due to geographic dispersion and (ii) the global pandemic of COVID-19. The COVID-19 pandemic significantly limited interactions with prescribing physicians. Moreover, the indolent and non-fatal nature of hairy cell leukemia in the short term encouraged physicians to delay or cancel treatment for some patients during the pandemic. This retrospective analysis of its commercial experience will help Innate Pharma capitalize on this experience for future registration and commercialization of its drug candidates.

Even if some of its product candidates receive marketing authorization, the terms of such approval, ongoing regulation and potential post-marketing restrictions or withdrawal from the market may limit how the drug may be marketed and may subject the Company to penalties for failure to comply with regulatory requirements, which could impair its ability to generate revenues.
Even if any of its product candidates receives a marketing authorization, such approval may carry conditions that limit the market for the drug or put the drug at a competitive disadvantage relative to alternative therapies. Regulators may limit the marketing of products to particular indications or patient populations. Regulators may require warning labels, and drugs with warnings are subject to more restrictive marketing regulations than drugs without such warnings. These restrictions could make it more difficult to market any drug effectively. Marketing restrictions may reduce the revenue that the Company is able to obtain.
Any of its product candidates for which the Company obtains marketing authorization, and the manufacturing processes, post-approval studies and measures, labeling, advertising and promotional activities for such products, among other things, will be subject to continual requirements of and review by the FDA, the EMA and other regulatory authorities. These requirements include submissions of safety and other post-marketing information and reports, registration and listing requirements, requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents, requirements regarding the distribution of samples to physicians and recordkeeping. Even if marketing authorization of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to the conditions of approval, including the FDA requirement to implement a risk evaluation and mitigation strategy to ensure that the benefits of a drug or biological product outweigh its risks.
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
The Company's future growth depends, in part, on its ability to penetrate multiple markets, in which the Company would be subject to additional regulatory burdens and other risks and uncertainties.
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
The conflict in Middle East and the Russia’s military intervention in Ukraine may affect regional stability and economic growth throughout Europe. These and other risks associated with international operations may adversely affect Innate's ability to attain or maintain profitable operations. Future sales of the Company's product candidates, if they are approved, will be dependent on purchasing decisions of and reimbursement from government health administration authorities, distributors and other organizations. As a result of adverse conditions affecting the global economy and credit and financial markets, including disruptions due to political instability or otherwise, these organizations may defer purchases, may be unable to satisfy their purchasing or reimbursement obligations, or may affect milestone payments or royalties for monalizumab or any of Innate's product candidates that are approved for commercialization in the future. Should any of these risks materialize, this could have a material adverse effect on Innate Pharma's business, prospects, financial condition and results of operations.

Even if its product candidates obtain regulatory approval, they will be subject to continuous regulatory review.
If marketing authorization is obtained for any of its product candidates, the candidate will remain subject to continuous review, and therefore authorization could be subsequently withdrawn or restricted. The Company will be subject to ongoing obligations and oversight by regulatory authorities, including adverse event reporting requirements, marketing restrictions and, potentially, other post-marketing obligations, all of which may result in significant expense and limit its ability to commercialize such products.
If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or its manufacture of a product, or if the Company or one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on us, imposing restrictions on the product or its manufacture and requiring Innate to recall or remove the product from the market. The regulators could also suspend or withdraw their marketing authorizations, requiring Innate to conduct additional clinical studies, change its product labeling or submit additional applications for marketing authorization. If any of these events occurs, its ability to sell such product may be impaired, and the Company may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.
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
Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition, which is generally defined as a disease that affects a patient population of fewer than 200,000 people in the United States. In the European Union, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affects not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of another drug for the same indication for that time period or precludes the EMA, and other national drug regulators in the European Union, from accepting the marketing application for another medicinal product for the same indication. The applicable period is seven years in the United States and ten years in the European Union. The European Union period can be reduced to six years if a product no longer meets the criteria for orphan drug designation or if the product is profitable enough that market exclusivity is no longer justified. Orphan drug exclusivity may be lost in the United States if the FDA determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantity of the product to meet the needs of patients with the rare disease or condition. The granting of a request for orphan drug designation does not alter the standard regulatory requirements and process for obtaining marketing approval.
Lacutamab has been granted orphan drug designation for cutaneous T cell lymphoma (CTCL) in Europe and in the United States, and the Company may pursue orphan drug designation for another product candidate that the Company may develop in the future in the United States and/or Europe. However, there is no assurance the Company will be able to receive orphan drug designation for other product candidates that the Company may develop in the United States and/or Europe or for any other product candidate in any jurisdiction. Even if the Company is successful in obtaining orphan drug designation, orphan drug status may not ensure that the Company has market exclusivity in a particular market. Even if the Company obtains orphan drug exclusivity for any of its product candidates, that exclusivity may not effectively protect the product from competition because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product. In addition, if another product is granted marketing approval and orphan drug exclusivity in the same indication for which the Company is developing a product candidate with orphan drug designation, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time.
A fast track, breakthrough therapy or other designation by the FDA, or equivalent in other territories, may not actually lead to a faster development.
The Company may seek fast track, breakthrough therapy or similar designation for its product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical need for this condition, the sponsor may apply for FDA fast track designation. The Company has received fast track designation in the U.S. and PRIME designation in the EU for lacutamab for the treatment of adult patients with relapsed or refractory Sézary Syndrome (SS) who have received at least two prior systemic therapies.
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
If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of 10 months. The Company may request priority review for its product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if the Company believes a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.
The Company is subject to healthcare laws and regulations which may require substantial compliance efforts and could expose Innate to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, transparency laws, patient data privacy laws, regulations and other healthcare laws and regulations that may constrain the business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
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
•the U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
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
•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services (CMS) within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers. Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. Certain state laws require the reporting of information relating to drug and biologic pricing; and some state and local laws require the registration of pharmaceutical sales representatives. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.
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
The Company may collect, process, use or transfer personal information from individuals located in the European Union in connection with its business, including in connection with conducting clinical studies in the European Union. The collection and use of personal health data in the European Union are governed by the provisions of the General Data Protection Regulation ((EU) 2016/679) (GDPR). This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area (EEA), including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR applies across the European Economic Area (EEA) and, by virtue of the GDPR as it forms part of United Kingdom law, in a broadly uniform manner through section 3 of the European Union (Withdrawal) Act 2018, or the UK GDPR, in the United Kingdom. However, the GDPR provides that EEA member states can make their own further laws and regulations to introduce specific requirements related to the processing of "special categories of personal data", including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offenses or convictions – in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase the Company's costs and could increase its overall compliance risk. Such country-specific regulations could also limit its ability to collect, use and share data in the context of the Company's EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause its compliance costs to increase, ultimately having an adverse impact on Innate's business and harming its business and financial condition. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on Innate's business, prospects, financial condition and results of operations. Moreover, in some European countries, including France, there are additional obligations applicable to the processing of personal data for the purpose of research in the field of healthcare and the hosting of personal health data must be carried out by specifically certified hosting service providers. Non-compliance with such additional rules as well as the absence or suspension of the appropriate certification of such hosting service provider may adversely affect Innate Pharma's business, or even lead to penalties related to breach of security of personal data.

Risks Related to Innate's Reliance on Third Parties
The Company has no manufacturing capabilities and relies on third-party manufacturers for its product candidates.
Innate Pharma's product candidates that are tested during its preclinical and clinical studies are manufactured by third parties. The Company has no production capabilities and relies on third parties to manufacture its products.
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
•failure of third-party manufacturers to comply with regulatory and quality control standards;
•production of insufficient quantities;
•damage during transport and/or storage of its product candidates;
•breach of agreements by third-party manufacturers; and
•termination or non-renewal of the agreements for reasons beyond its control.
Should its third-party manufacturers breach their obligations or should the Company fails to renew its contracts with them, the Company cannot guarantee that it will be able to find new suppliers within a timeframe and under conditions that would not be detrimental. The Company could also be faced with delays or interruptions in its supplies, which could result in a delay in the clinical trials and, ultimately, a delay in the commercialization of the product candidates that the Company is developing. For example, manufacturing issues, leading to out-of-specification product, can occur during a manufacturing campaign at the Contract Manufacturing Organization (CMO) in charge of the production of its product candidates.

Reproducing a batch of product is a lengthy and costly process and sometimes can lead to drug shortage that can in turn lead to a delay in the development of the candidate, or even an early stop of a clinical trial. This happened in the early clinical development of lacutamab and led to the decision to limit the number of patients in order to ensure drug supply for treated patients in the Phase 1 clinical study.
For example, in November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab, unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including the lacutamab batch used for the TELLOMAK Phase 2 clinical study assessing lacutamab in multiple indications. Impletio Wirkstoffabfüllung GmbH decided to withdraw the certificates of conformance even though the compliance of its manufacturing site with Good Manufacturing Practices had been confirmed by two on-site inspections performed by the Austrian Health Agency before and after the Company began to work with them.
The transfer of the manufacturing process to another contract manufacturing organization took a few months and came with additional costs but allowed Innate to have a conform batch in the middle of 2020 and to resume the enrollment and treatment of patients in the clinical trials after getting Regulatory Agencies' approval. During this period of time, the TELLOMAK trial was on partial or full hold in the United States, Spain, Germany and Italy.
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
The Company relies on third parties to supply key materials used in its research and development, to provide services to Innate and to assist with clinical studies.
The Company makes considerable use of third-party suppliers for the key materials used in its business. The failure of third-party suppliers to comply with regulatory standards could result in the imposition of sanctions on the Company. These sanctions could include fines, injunctions, civil penalties, refusal by regulatory organizations to grant approval to conduct clinical trials or marketing authorization for its products, delays, suspension or withdrawal of approvals, license revocation, seizure or recalls of its products, operating restrictions and legal proceedings. Furthermore, the presence of non-conformities, as detected in regulatory toxicology studies, could result in delays in the development of one or more of its product candidates and would require further tests to be financed. Although the Company is involved in establishing the protocols for the production of these materials, the Company does not control all the stages of production and cannot guarantee that the third parties will fulfil their contractual and regulatory obligations. In particular, a partner’s failure to comply with protocols or regulatory constraints, or repeated delays by a partner, could compromise the development of its products or limit its liability. Such events could also inflate the product development costs incurred by us.
The Company also uses third parties to provide certain services such as scientific, medical or strategic consultancy services. These service providers are generally selected for their specific expertise, as is the case with the academic partners with whom the Company collaborates. To build and maintain such a network under acceptable terms, the Company faces intense competition. Such external collaborators may terminate, at any time, their involvement. The Company can exert only limited control over their activities. The Company may not be able to obtain the intellectual property rights to the product candidates or technologies developed under collaboration, research and license agreements under acceptable terms or at all. Moreover, its scientific collaborators may assert intellectual property rights or other rights beyond the terms of their engagement.
Finally, the Company uses third-party investigators to assist with conducting clinical trials. All clinical trials are subject to strict regulations and quality standards. Should any of these risks materialize, this could have a material adverse effect on its business, prospects, financial condition and results of operations.
The Company and its collaborators rely on third parties to conduct some of its preclinical clinical studies and perform other clinical development tasks. If these third parties do not successfully carry out their contractual duties, meet expected deadlines or comply with regulatory requirements, it may not be possible to obtain regulatory approval for, or commercialize, its product candidates, and its business could be substantially harmed.
The Company has relied upon and plans to continue to rely upon third parties to conduct clinical studies of its product candidates or product candidates that the Company has licensed to partners. For example, under its license and collaboration agreements with AstraZeneca, AstraZeneca is responsible for a number of clinical studies relating to monalizumab and IPH5201, which are subject to such agreements. In addition, the Company and its collaborators are responsible for and are supporting several clinical studies that are sponsored by academic or research institutions, known as investigator-sponsored trials, as is the case for the clinical study assessing IPH5301, which is sponsored by Institut Paoli-Calmettes and for the clinical study assessing lacutamab in PTCL, sponsored by the Lymphoma Study Association (LYSA). By definition, the financing, design and conduct of an investigator-sponsored trial are the sole responsibility of the sponsor, and the Company or its collaborators, as applicable, have limited control over these aspects of these clinical trials, or the timing and reporting of the data from these trials. The Company and its collaborators also depend on independent clinical investigators and CROs to conduct clinical studies. CROs may also assist in the collection and analysis of data. There are a limited number of CROs that have the expertise to run clinical studies of its product candidates. Identifying, qualifying and managing performance of third-party service providers can be difficult and time consuming and can cause delays in its development programs. These investigators and CROs are not Innate's employees, and the Company is not able to control, other than by contract, the amount of resources, including the amount of time, that they devote to Innate's product candidates and clinical studies. If the investigators sponsoring studies of its product candidates, independent investigators participating in clinical studies that Innate Pharma or its collaborators are sponsoring or CROs fail to devote sufficient resources to its clinical studies and development of its product candidates or product candidates the Company has licensed to others, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that the Company or its collaborators develop. In addition, the use of third-party service providers requires Innate to disclose its proprietary information to these parties, which could increase the risk that this information will be misappropriated, and the Company may not be able to obtain adequate remedies for such disclosure or misappropriation. Further, the FDA, EMA and other regulatory authorities require that the Company complies with standards, commonly referred to as Good Clinical Practice (GCP), and other local legal requirements, including data privacy regulations, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial subjects are protected. If clinical investigators or CROs fail to meet their obligations to Innate or comply with GCP procedures or other applicable legal requirements, the data generated in these trials may be deemed unreliable, and the FDA, EMA or comparable foreign regulatory authorities may require Innate to perform additional studies before approving Innate Pharma's marketing applications. The Company cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that all of its clinical trials comply with GCP regulations.
In addition, Innate's clinical studies must be conducted with product produced under current Good Manufacturing Practice (cGMP) regulations. The Company's failure to comply with these regulations may require the Company to repeat clinical trials, which would delay the regulatory approval process. If clinical investigators or CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Innate's protocol or regulatory requirements, or for other reasons, its clinical trials or those of its collaborators may be extended, delayed or terminated, and the Company or its collaborators may not be able to obtain regulatory approval for or successfully commercialize its product candidates. As a result, its results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.
Manufacturing facilities and clinical investigational sites are subject to significant government regulations and approvals, and if Innate's or its partners’ third-party manufacturers fail to comply with these regulations or maintain these approvals, its business could be materially harmed.
Innate's third-party manufacturers are subject to ongoing regulation and periodic inspection by national authorities, including the EMA, FDA and other regulatory bodies to ensure compliance with cGMP, when producing batches of its product candidates for clinical trials. CROs and other third-party research organizations must also comply with Good Laboratory Practices (GLP) when carrying out regulatory toxicology studies. Any failure to follow and document the Company's or third parties' adherence to such GMP and GLP regulations or other regulatory requirements may lead to significant delays in the availability of products for commercial sale or clinical trials, may result in the termination of or a hold on a clinical trial, or may delay or prevent filing or approval of marketing applications for its products.
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
•requiring Innate to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy and other issues involving its products;
•mandating product recalls or seizing products;
•imposing operating restrictions; and
•seeking criminal prosecutions.
Any of the foregoing actions could be detrimental to Innate's reputation, business, financial condition or operating results. Furthermore, its key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in its failure to produce its products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing authorization in Europe, the United States or elsewhere, its suppliers will have to pass an inspection by the applicable regulatory agencies. The Company is dependent on its suppliers’ cooperation and ability to pass such inspections, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by Innate Pharma or any of its suppliers would affect its ability to commercialize its product candidates in Europe, the United States or elsewhere. Should any of these risks materialize, this could have a material adverse effect on the Company's business, prospects, financial condition and results of operations. For example, in November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab, unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including the lacutamab batch used for the TELLOMAK Phase 2 clinical study assessing lacutamab in multiple indications, which resulted in partial or full holds in a number of countries, which have since been resolved.
The Company depends upon its existing collaboration partners, AstraZeneca, Sanofi and other third parties, and may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of its drugs.
The Company has significant collaborations with AstraZeneca for the development of monalizumab, IPH5201 and other product candidates. The Company also collaborates with Sanofi for the development of IPH6101/SAR'579, IPH6401/SAR’514, IPH62 and IPH67 another program in solid tumors, and the Company may enter into additional collaborations for other of its product candidates or technologies in development. The Company cannot control the timing or quantity of resources that its existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of its products. Innate's collaborators may not perform their obligations according to its expectations or standards of quality. Innate Pharma's collaborators could terminate its existing agreements for a number of reasons, including that they may have other, higher priority products in development or because its partnered programs may no longer be a priority for them. If any of the Company's collaboration agreements were to be terminated, the Company could encounter significant delays in developing its product candidates, lose the opportunity to earn any revenues Innate expected to generate under such agreements, incur unforeseen costs and suffer damage to the reputation of its product, product candidates and as a company generally.
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
•these agreements are subject to cancellation or non-renewal by its collaborators or may not be fully complied with by its collaborators;
•in the case of a license granted by us, the Company loses control of the development of the product candidate licensed; in such cases the Company would have only limited control over the means and resources allocated by its partner for the commercialization of its product; and
•collaborators may not properly obtain, maintain, enforce or defend Innate's intellectual property or proprietary rights or may use its proprietary information in such a way as to invite litigation that could jeopardize or invalidate its proprietary information or expose the Company to potential litigation.
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

These transactions would entail numerous operational and financial risks, including exposure to unknown liabilities; disruption of Innate's business and diversion of its management’s time and attention in order to manage a collaboration or develop acquired products, product candidates or technologies; incurrence of substantial debt or dilutive issuances of equity securities to pay transaction consideration or costs; higher than expected collaboration, acquisition or integration costs; write-downs of assets or goodwill or impairment charges; increased amortization expenses; difficulty and cost in facilitating the collaboration or combining the operations and personnel of any acquired business; and impairment of relationships with key suppliers, manufacturers or customers of any acquired business due to changes in management and ownership and the inability to retain key employees of any acquired business. Accordingly, although there can be no assurance that the Company will undertake or successfully complete any transactions of the nature described above, any transactions that the Company does complete may be subject to the foregoing or other risks and have a material and adverse effect on its business, financial condition, results of operations and prospects. Conversely, any failure to enter any additional collaboration or other strategic transaction that would be beneficial to Innate could delay the development and potential commercialization of its product candidates and have a negative impact on the competitiveness of any product candidate that reaches market.
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
The Company has incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. Innate's net income (loss) was €(7.6) million and €(58.1) million for the years ended December 31, 2023 and 2022, respectively. Substantially all of its net losses resulted from costs incurred in connection with its development programs and from selling, general and administrative expenses associated with its ongoing operations. The Company expects to incur significant expenses and operating losses for the foreseeable future.
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
Innate Pharma is currently advancing its product candidates through preclinical and clinical development, and anticipates relying on partners as the Company advances them. Innate currently retains the full development and marketing rights to lacutamab, IPH5301 and IPH6501 and may retain rights to additional proprietary product candidates in the future. The development of immunotherapy product candidates is expensive, and Innate expects its research and development expenses to increase as the Company advances its product candidates through clinical studies and regulatory approvals. If clinical studies are successful and if Innate obtains regulatory approval for product candidates that the Company develops, Innate expects to incur commercialization expenses before these product candidates are marketed and sold.
The Company anticipates that its expenses will increase substantially if and as it:
•continues its research, preclinical and clinical development of its product candidates if its current collaboration partners cease their collaborations with us;
•expands the scope of its current clinical studies for its product candidates;
•initiates additional preclinical, clinical or other studies for its product candidates;
•further develops manufacturing processes for its product candidates;
•changes or adds additional manufacturers or suppliers;
•seeks regulatory and marketing authorizations for its product candidates that successfully complete clinical studies;
•establishes a sales, marketing and distribution infrastructure to commercialize any product for which the Company may obtain marketing authorization;
•seeks to identify and validate additional product candidates that may result in additional preclinical, clinical or other product studies;

•acquires or in-license agreements or other product candidates and technologies;
•makes milestone or other payments under any in-license agreements;
•maintains, protects, defends and expands its intellectual property portfolio;
•attracts and retains new and existing skilled personnel;
•creates additional infrastructure to support its operations as a public company in the United States following the completion of the October 2019 global offering; and
•experiences any delays or encounters issues with any of the above.
As of December 31, 2023, the Company had cash, cash equivalents, short-term investments and non-current financial assets of €102.3 million. The Company believes its cash, cash equivalents, short-term investments and non-current financial assets, together with its cash flow from operations, will be sufficient to fund its operations for the next two years. However, in order to complete the development process, obtain regulatory approval and, if approved, commercialize its product candidates that the Company is developing in-house, including lacutamab, IPH5301 and IPH6501; develop its proprietary technology; and develop a pipeline of additional product candidates, the Company will require additional funding. Innate's existing resources may not be sufficient to cover any additional financing needs, in which case new funding would be required. See “—the Company has incurred and may in the future incur significant operational losses related to its research and development activities.” The conditions and arrangements for such new financing would depend, among other factors, on economic and market conditions that are beyond its control, including the current volatility in the capital markets.
Any additional fundraising efforts may divert Innate's management from their day-to-day activities, which may adversely affect the Company's ability to develop and commercialize its product candidates. In addition, the Company cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. Under French law, Innate's share capital may be increased only with shareholders’ approval at an extraordinary general shareholders’ meeting on the basis of a report from the Executive Board. In addition, the French Commercial Code imposes certain limitations on Innate's ability to price certain offerings of its share capital without preferential subscription rights (droit préférentiel de souscription), which limitation may prevent Innate from successfully completing any such offering.
Moreover, the terms of any financing may adversely affect the holdings or the rights of Innate's shareholders, and the issuance of additional securities, whether equity or debt, by us, or the possibility of such issuance, may cause the market price of its ordinary shares or the ADSs to decline. The sale of additional equity or convertible securities would dilute its shareholders. The Company may seek funds through arrangements with collaborative partners or otherwise at an earlier stage of product development than otherwise would be desirable, and the Company may be required to relinquish rights to some of its technologies or product candidates or otherwise agree to terms unfavorable to Innate Pharma, any of which may have a material adverse effect on its business, prospects, financial condition and results of operations.
If the Company needs and is unable to obtain funding on a timely basis, the Company may be required to significantly curtail, delay or discontinue one or more of its research or development programs or the commercialization of any product or product candidate, or the Company may be unable to expand its operations or otherwise capitalize on its business opportunities as desired, which could impair its growth prospects. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.

The terms of Innate's loans agreements with Société Générale, BNP Paribas and certain other loan obligations place restrictions on its operating and financial flexibility.
In July 2017, the Company entered into a loan and security agreement with Société Générale (the “Loan Agreement”) in order to finance the construction of its future headquarters. The Loan Agreement is secured by collateral in the form of financial instruments valued at €15.2 million held at Société Générale. As of December 31, 2023, Innate Pharma had drawn down €15.2 million under the Loan Agreement. The Loan Agreement subjects Innate to a covenant to maintain a minimum balance of its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end at least equal to the amount of outstanding principal under the Loan Agreement. Compliance with this covenant may limit its flexibility in operating its business and its ability to take actions that might be advantageous to Innate and its shareholders. For example, if the Company fails to meet its minimum cash covenant and Innate is unable to raise additional funds or obtain a waiver or other amendment to the Loan Agreement, Innate Pharma may be required to delay, limit, reduce or terminate certain of its clinical development efforts.
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
On January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021, respectively. Both loans have an initial maturity of one year with an option to extend to five years. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. The effective interest rate applied to these contracts is 0.5%, which is the contractual rate for repayment within one year.
On August 2022, the Company requested the extension repayment of the non-dilutive financing of €28.7 million obtained in December 2021 in the form of two State Guaranteed Loans ( “PGE”), respectively, for 20.0 and 8.7 million euros for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years.

If Innate does not achieve its product development or commercialization objectives in the timeframes Innate expects, the Company may not receive product revenue or milestone or royalty payments, and Innate Pharma may not be able to conduct its operations as planned.
Innate has received and expects to continue to receive payments from its collaborators when the Company satisfies certain pre-specified milestones in its licensing or collaboration agreements. Innate Pharma currently depends to a large degree on these milestone payments from its existing collaborators in order to fund its operations, and Innate may enter into new collaboration agreements that also provide for milestone payments. For example, the Company has granted options to license or acquire intellectual property rights in certain of its programs to its collaborators which, if exercised, will result in up-front option exercise fees and, assuming Innate meets all specified development, clinical, regulatory and sales milestones, could result in substantial milestone payments. These milestone payments are generally dependent on the accomplishment of various scientific, clinical, regulatory, sales and other product development objectives, and the successful or timely achievement of many of these milestones is outside of its control, in part because some of these activities are being or will be conducted by its collaborators. If Innate or its collaborators fail to achieve the applicable milestones, Innate Pharma may not receive such milestone payments. A failure to receive any such milestone payment may cause Innate to:
•delay, reduce or terminate certain research and development programs;
•reduce headcount;
•raise funds through additional equity or convertible debt financings that could be dilutive to its shareholders and holders of its ADSs;
•obtain funds through collaboration agreements that may require Innate to assign rights to technologies or products that Innate would have otherwise retained;
•sign new collaboration or license agreements that may be less favorable than those the Company would have obtained under different circumstances; and
•consider strategic transactions or engaging in a joint venture with a third party.
In addition, although Innate may be eligible to receive an aggregate of approximately $3.9 billion in future contingent payments from existing collaboration agreements and any license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, there is no guarantee that the Company will receive any contingent payments or that its collaborators will exercise any options to license or acquire additional intellectual property rights in any of its programs. If its collaborators decide not to exercise such options with respect to a program, the Company will not receive the up-front option exercise fee and will not be eligible to receive any of the related commercial, development, royalty or other milestone payments. Even if its collaborators exercise such options with respect to a particular program, Innate Pharma may never achieve the related milestones for any number of reasons. The failure to receive milestone or royalty payments and the occurrence of any of the events above may have a material adverse impact on Innate's business, prospects, financial condition and results of operations.
The revenues generated from its collaboration and license agreements have contributed and are expected to contribute a large portion of its revenue for the foreseeable future.
The Company has entered into collaboration and license agreements with pharmaceutical companies, including AstraZeneca and Sanofi. The upfront payments and milestones received from its partners were €31.6 million, €56.9 million and €10.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

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
As a French biopharmaceutical company, Innate benefits from certain tax advantages, including the Research Tax Credit (Crédit Impôt Recherche), which is a French tax credit aiming at stimulating research and development. The Research Tax Credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France and represented €9.7 million, €7.9 million and €10.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. The Research Tax Credit is a source of financing to Innate that could be reduced or eliminated by the French tax authorities or by changes in French tax law or regulations.
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
As soon as the Company qualifies as small- and medium-size business, the French Treasury refunds immediately (meaning that, in practice, Innate can receive the refund during the year following the year in which the eligible research and development expenditures are made) the Research Tax Credit claims. If the Company does not qualify for this status, the Research Tax Credit claims will be reimbursed within the expiry of a period of three years. The history of the Company's status and of the incomes related to the Research Tax Credit is detailed in the Notes to financial statements, section 2), paragraph q) of the present document.
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
Innate has accumulated tax loss carry forwards of €483.6 million as of December 31, 2023. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on Innate's business, prospects, financial condition, cash flows or results of operations.
Innate's business may be exposed to foreign exchange risks.
The Company incurs some of its expenses, and derives certain of its revenues, in currencies other than the euro. In particular, as Innate expands its operations and conducts additional clinical studies in the United States, Innate will incur additional expenses in U.S. dollars. As a result, Innate is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates.
The Company currently does not engage in hedging transactions to protect against uncertainty in future exchange rates between particular foreign currencies and the euro. Therefore, an unfavorable change in the value of the euro against the U.S. dollar could have a negative impact on its revenue and earnings growth. Innate cannot predict the impact of foreign currency fluctuations, and foreign currency fluctuations in the future may adversely affect its financial condition, results of operations and cash flows. The ADSs being offered in the U.S. offering are quoted in U.S. dollars on the Nasdaq, while Innate's ordinary shares trade in euro on Euronext Paris. Innate's financial statements are prepared in euro. Therefore, fluctuations in the exchange rate between the euro and the U.S. dollar will also affect, among other matters, the value of Innate's ordinary shares and ADSs.
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
•the currencies chosen when agreements are signed, such as licensing agreements, or co-marketing or co-development agreements;
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
The Company is unable to predict what tax law may be proposed or enacted in the future or what effect such changes would have on its business, but such changes, to the extent they are brought into tax legislation, regulations, policies or practices, could affect its effective tax rates in the future in countries where it has operations and could have an adverse effect on its overall tax rate in the future, along with increasing the complexity, burden and cost of tax compliance. The Company urges its shareholders and holders of its ADSs to consult with their legal and tax advisors with respect to the potential tax consequences of investing in or holding Innate's ordinary shares or ADSs.
Tax authorities may disagree with Innate's positions and conclusions regarding certain tax positions, resulting in unanticipated costs, taxes or non-realization of expected benefits.
A tax authority may disagree with tax positions that the Company has taken, which could result in increased tax liabilities. For example, the French tax authorities, the U.S. Internal Revenue Service or another tax authority could challenge Innate's allocation of income by tax jurisdiction and the amounts paid between its affiliated companies pursuant to its intercompany arrangements and transfer pricing policies, including amounts paid with respect to its intellectual property development. Similarly, a tax authority could assert that the Company is subject to tax in a jurisdiction where Innate believes it has not established a taxable connection, often referred to as a “permanent establishment” under international tax treaties, and such an assertion, if successful, could increase the Company's expected tax liability in one or more jurisdictions. A tax authority may take the position that material income tax liabilities, interest and penalties are payable by us, in which case, the Company expects that it might contest such assessment. Contesting such an assessment may be lengthy and costly, and if Innate was unsuccessful in disputing the assessment, the result could increase its anticipated effective tax rate.
In 2022 and 2023, the Company went through tax inspections, in particular one tax inspection from the French tax authorities relating to 2018 to 2021 fiscal years resulted in an adjustment of €1.4 million. The full details of the outcomes of this inspection are provided in the Notes to financial statements, section 13) of the present document.

Risks Related to Innate Pharma's Organization and Operations
In the past there have been material weaknesses in the Company's internal control over financial reporting and if Innate Pharma is unable to maintain effective internal controls over financial reporting, the accuracy and timeliness of its financial reporting may be adversely affected, which could hurt its business and/or lessen investor confidence.
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
As a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that the Company assess the effectiveness of its internal control over financial reporting as of the end of each fiscal year. However, Innate's independent registered public auditor has not been required to attest to the effectiveness of its internal controls over financial reporting for as long as the Company is an EGC, i.e., an “emerging growth company,” pursuant to the Jumpstart Our Business Startups Act of 2012 (JOBS Act). For more information, see “Item 3.D – Risk Factors—The Company is an “emerging growth company” under the JOBS Act and is able to avail itself of reduced disclosure requirements applicable to emerging growth companies, which can make its ordinary shares ADSs less attractive to investors. We may lose this status from December 31, 2024 and will therefore incur additional expenses.
In this context, in order to comply with Section 404(a) of the Sarbanes-Oxley Act within the prescribed timeframe, and over the last five years, the Company has reinforced its internal control processes and has implemented a standard and more robust Information System including an Enterprise Resource Planning (ERP) tool supporting the production and the management of its financial information. Some material weaknesses were identified as of December 31, 2020 and 2022.
Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in Innate's annual or interim financial statements will not be prevented or detected and corrected on a timely basis. These deficiencies concerned, respectively, process and controls relating to the processing of manual entries and significant and unusual transactions, and controls aimed at preventing or detecting material errors in the classification and presentation of the consolidated financial statements, as well as in the corresponding disclosures and the recording of all subcontracting expenses over the correct period. We took steps to address these material weaknesses and implemented remediation plans. For a discussion about these remediation measures, see "Item 15. Controls and Procedures" of this Annual Report.
The Company's management carried out an evaluation of the effectiveness of its internal control at the end of the year ended December 31, 2023. Management concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes. See "Item 15. Controls and Procedures" of this Annual Report.
The Company cannot give any assurance that it will be able to maintain the appropriate level of control to prevent future material weaknesses.
In addition, once it loses EGC status, the Company will have to comply with Section 404(b) of the Sarbanes-Oxley Act. The rules governing the standards that must be met for the Company's management to assess our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act are complex and require significant documentation, testing and possible remediation. These stringent standards require that the Company's audit committee be advised and regularly updated on management’s review of internal control over financial reporting. To comply with this obligation, the Company must maintain an extensive framework of internal control over financial reporting, that needs to be regularly updated and tested. This process is time-consuming, costly, and complicated. The Company's independent registered public accounting firm will be required to attest to the effectiveness of our internal controls over financial reporting beginning with our annual report following the date on which we are no longer an “emerging growth company.” The management of the Company may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to the Company as a public company listed in the United States.
If the Company does not succeed in maintaining the appropriate level of internal control, it could result in material misstatements in its financial statements, result in the loss of investor confidence in the reliability of its financial statements and subject it to regulatory scrutiny and sanctions, which in turn could harm the market value of its ordinary shares and ADSs.
Innate's internal computerized systems, or those of its third-party contractors or consultants, may fail or suffer security breaches and be subject to malicious intent or cyberattack, which could result in a material disruption of its product development programs and in its operations in general.
The Company has implemented a security policy that is intended to secure its data against impermissible access and to preserve the integrity and confidentiality of the data. To monitor these aspects, the Company set up a dedicated governance structure. See "Item 16K.—Cybersecurity." Despite the implementation of such processes and measures, Innate's internal computer systems and those of its third-party contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war, telecommunication and electrical failures and other sources. Moreover, part of the Company's information system is “cloud”-based and thus is not fully under its control.
In addition, Innate's research and development facility and headquarters in Luminy, France, is located in an area that may be more susceptible to wildfires. If Innate's facility or computer systems are damaged by fire despite the fire prevention and data archiving measures it has put in place, it could suffer financial losses and delays in its operations.
If such an event were to occur and cause interruptions in Innate's operations, it could result in a material disruption of its programs and more generally of its operations. For example, the loss of clinical study data for Innate's product candidates could result in delays in its regulatory approval efforts and significantly increase its costs to recover or reproduce the lost data. To the extent that any disruption or security breach results in a loss of or damage to Innate's data or applications or other data or applications relating to its technology or product candidates or inappropriate disclosure of confidential or proprietary information, it could incur liabilities, including penalties under data privacy laws such as the GDPR and other regulations, and the further development of its product candidates could be delayed. Even if the Company has not experienced any cyber breach to date, should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
The Company has subscribed to insurance covering "cyber" and fraud. This insurance may be insufficient with regard to the level of financial, legal, operational and reputational impacts that could arise from a disruption or a break of the Company information systems.
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
Moreover, in December 2020, the decision of returning Lumoxiti commercial rights to AstraZeneca was followed by an immediate reduction of Innate's commercial operations and headcounts in the United States. Although the Company gained some experience in the late stage development and marketing and commercialization of pharmaceutical products, such experience was short and may not have resulted in a sufficient acquisition of skills to anticipate and tackle the marketing and commercialization of Innate's other drug candidates.
In addition, in order to support the development of the Company and changes in strategy, the Company must continue to implement and improve its management and operational and financial systems, adapt its facilities and recruit and train qualified personnel. Due to Innate's limited financial resources, it may not be able to effectively manage the development of Innate's business, which could result in weaknesses in its infrastructure, operational errors, loss of business opportunities, loss of employees and reduced productivity of remaining employees. The Company may also experience difficulties in recruiting, training and retaining additional qualified personnel, particularly in key positions. Added to this is the fact that the Company is located in Marseille and is competing with other locations that potential recruits may find more attractive.
[If the Company were to acquire assets or companies, the success of such an acquisition would depend on its capacity to carry out such acquisitions and to integrate such assets or companies into its existing operations. The implementation of such a strategy could impose significant constraints, including:
•human resources: recruiting, integrating, training, managing, motivating and retaining a growing number of employees;
•financial and management system resources: identification and management of appropriate financing and management of its financial reporting systems; and
•infrastructure: expansion or transfer of its laboratories or the development of its information technology system.
If the Company is unable to manage such changes or has difficulty integrating any acquisitions, it could have a material adverse effect on its business, prospects, financial condition and results of operations.]
The Company relies on certain independent organizations, partners, advisors and consultants to provide certain services and needs to hire new employees and expand its use of service providers.
As of December 31, 2023, the Company had 179 employees. As Innate's development plans and strategies develop, Innate Pharma may need additional managerial, operational, marketing, financial and other personnel.
The Company currently relies, and for the foreseeable future will continue to rely, in part on certain independent organizations, partners, advisors and consultants to provide certain services. There can be no assurance that the services of these independent organizations, partners, advisors and consultants will continue to be available to Innate on a timely basis when needed, or that Innate can find qualified replacements. In addition, if Innate Pharma is unable to effectively manage its outsourced activities or if the quality or accuracy of the services provided by consultants is compromised for any reason, its clinical trials may be extended, delayed or terminated, and it may not be able to obtain regulatory approval of its product candidates or otherwise advance its business. There can be no assurance that Innate will be able to manage its existing consultants or find other competent outside contractors and consultants on economically reasonable terms, if at all.
If the Company is not able to effectively expand its organization by hiring new employees and expanding its groups of consultants and contractors, it may not be able to successfully implement the tasks necessary to further develop and commercialize its product candidates and, accordingly, may not achieve its research, development and commercialization goals.

The Company depends on qualified management personnel, and its business could be harmed if Innate loses key personnel and cannot attract new personnel.
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
Innate Pharma will need to recruit qualified scientific and medical personnel to carry out its clinical studies and expand into new areas that require specialized skills, such as regulatory matters, marketing and manufacturing. Innate competes with other companies, research organizations and academic institutions in recruiting and retaining highly qualified scientific, technical and management personnel. Competition for such personnel is very intense in the biopharmaceutical field, and there can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to do so could harm its operations and its growth prospects. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Innate's Research and Development facility and Headquarters in Luminy, France, are exposed to forest fires.
The Company's Research and Development facility and Headquarters in Luminy, France, are exposed to forest fires. Luminy is an area on the outskirts of Marseille, composed in part of undeveloped hills covered with shrubs and pine trees. It is also located next to a natural park entirely covered by the same type of Mediterranean vegetation. Summers are hot and dry, and this type of vegetation is prone to forest fires. Indeed, in September 2016, such a forest fire came relatively close to inhabited areas, including the Company's facilities, where employees had to remain confined for several hours.
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
The Company may use hazardous chemicals and biological materials in its business, and any claims relating to improper handling, storage or disposal of these materials could be time-consuming and costly.
Innate's research and development processes involve the controlled use of hazardous materials, including chemicals, biological and radioactive materials. The Company cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Innate also handles genetically recombined material, genetically modified species and pathological biological samples. Consequently, in France and in the jurisdictions where the Company conducts clinical trials, it is subject to environment and safety laws and regulations governing the use, storage, handling, discharge and disposal of hazardous materials, including chemical and biological products and radioactive materials. The Company imposes preventive and protective measures for the protection of its workforce and waste control management in accordance with applicable laws, including part four of the French Labor Code, relating to occupational health and safety.
In France, the Company is required to comply with a number of national, regional and local legislative or regulatory provisions regarding radiation and hazardous materials, including specific regulations regarding the use, handling and storage of radioactive materials and the potential exposure of employees to hazardous materials and radiation. Innate must also comply with French regulations concerning the use and handling of genetically modified organisms (GMOs) in confined spaces.
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
Given that the Company develops therapeutic products intended to be tested on humans and used to treat humans, the risk that Innate Pharma may be sued on product liability claims is inherent in its business. Side effects of, or manufacturing defects in, products that the Company develops could result in the deterioration of a patient’s condition, injury or even death. For example, its liability could be sought by patients participating in the clinical trials in the context of the development of the therapeutic products tested and unexpected side effects resulting from the administration of these products. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against Innate by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing Innate's products. These actions could include claims resulting from acts by Innate's partners, licensees and subcontractors, over which the Company has little or no control. These lawsuits may divert Innate's management from pursuing its business strategy and may be costly to defend. In addition, if the Company is held liable in any of these lawsuits, it may incur substantial liabilities, may be forced to limit or forgo further commercialization of the affected products and may suffer damage to its reputation.
Although the clinical study process is designed to identify and assess potential side effects, it is always possible that a drug, even after regulatory approval, may exhibit unforeseen side effects. If any of Innate's product candidates were to cause adverse side effects during clinical studies or after approval of the product candidate, the Company may be exposed to substantial liabilities. Physicians and patients may not comply with any warnings that identify known potential adverse effects and patients who should not use Innate's product candidates.
The Company has obtained liability insurance coverage for each of its clinical studies in compliance with local legislation and rules. In the United States, Innate's aggregate insurance coverage for its ongoing clinical studies is limited to €10.0 million per year and in the aggregate. Innate's insurance coverage may not be sufficient to cover any expenses or losses the Company may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, Innate Pharma may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect itself against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had unanticipated side effects. The cost of any product liability litigation or other proceedings, even if resolved in Innate's favor, could be substantial. A successful product liability claim, or series of claims, brought against Innate could cause Innate's share price to decline and, if judgments exceed its insurance coverage, could decrease its cash and adversely affect its business.
To date, the Company is covered by a product liability insurance with a coverage amount of €10 million per year in the aggregate. If Innate is the subject of a successful product liability claim that exceeds the limits of any insurance coverage Innate Pharma obtains, the Company would incur substantial charges that would adversely affect its earnings and require the commitment of capital resources that might otherwise be available for the development and commercial launch of its product programs. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Innate Pharma's employees may engage in misconduct or other improper activities, including violating applicable regulatory standards and requirements, engaging in insider trading or violating the terms of their confidentiality agreements, which could significantly harm Innate's business.
The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failure to comply with legal requirements or the requirements of national authorities, the EMA, FDA and other government regulators; failure to provide accurate information to applicable government authorities; failure to comply with fraud and abuse and other healthcare laws and regulations in the United States, Europe and elsewhere; and failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to Innate's reputation. Innate Pharma has a Code of Ethics that applies to all employees and consultants, and other policies and charters, but it is not always possible to identify and deter employee misconduct, and the precautions it takes to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting Innate from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.
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
The Company may acquire businesses or products in the future, and Innate may not realize the benefits of such acquisitions.
Although Innate's current strategy involves continuing to grow its business internally, the Company may grow externally through selective acquisitions of complementary products and technologies, or of companies with such assets. If such acquisitions were to become necessary or attractive in the future, the Company may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, Innate Pharma may be unable to obtain the financing for these acquisitions under favorable conditions and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations. Innate may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from an acquisition that delays or prevents Innate from realizing their expected benefits or enhancing its business. The Company cannot assure you that, following any such acquisition, the Company will achieve the expected synergies to justify the transaction, which could have a material adverse effect on Innate's business, financial conditions, earnings and prospects.
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
Concern over climate change may also result in new or additional legal or regulatory requirements designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory obligations, the Company may experience disruption in or an increase in the costs associated with sourcing, manufacturing and distribution of Innate's products, which may adversely affect Innate's business, results of operations or financial condition.
The current state of the world financial market and current economic conditions could have a material adverse impact on the Company's business, financial condition and results of operations.
The global economy is facing a number of actual and potential challenges, including the military conflict between Ukraine and Russia, the conflict in Israel and the Middle East region generally, and the banking crises or failures, such as the recent failures of Silicon Valley Bank and other U.S. regional banks and the instability of certain European banks. If the conditions in the global economy remain uncertain or continue to be volatile, or if they deteriorate, including as a result of the ongoing military conflict between Russia and Ukraine, the conflict in Israel, banking crises or other geopolitical events, the Company's business, financial condition and results of operation may be materially adversely affected.
In addition, increases in inflation raise the Company's costs for labor, materials and services and other costs required to grow and operate our business, and failure to secure these on reasonable terms may adversely impact its financial condition. Increases in inflation, along with the uncertainties surrounding the ongoing COVID-19 pandemic, geopolitical developments, banking crises and global supply chain disruptions, have caused, and may in the future cause instability and lack of liquidity in capital markets, potentially making it more difficult for Innate to obtain additional funds. Such risks and disruptions may also negatively impact Innate's supply chain, manufacturing arrangements, preclinical studies and clinical trials, which could have a materially adverse impact on its results of operations, financial condition and prospects. The extent and duration of the current economic conditions and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

Risks Related to Intellectual Property Rights
Its ability to compete may be adversely affected if the Company does not adequately obtain, maintain, protect and enforce Innate's intellectual property or proprietary rights, or if the scope of intellectual property protection the Company obtains is not sufficiently broad.
Innate's success depends, in large part, on its ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to Innate's product candidates. However, the Company may not be able to obtain, maintain or enforce Innate's patents and other intellectual property rights, which could affect its ability to compete effectively. For example, the Company cannot guarantee:
•that the Company will file all necessary or desirable patent applications or that the Company will obtain the patents that the Company has applied for and that are under review;
•that the Company will be able to develop new patentable product candidates or technologies or obtain patents to protect such new product candidates or technologies;
•that the Company or its licensing or collaboration partners were the first to make the product candidates or technologies covered by the issued patents or pending patent applications that the Company licenses or owns;
•that the Company will be able to obtain sufficient rights to all necessary or desirable patents or other intellectual property rights, whether at all or on reasonable terms;
•that the scope of any issued patents that the Company owns or licenses will be broad enough to protect its product candidates or effectively prevent others from commercializing competitive technologies and product candidates; and
•that there is no risk of its owned and licensed patents being challenged, invalidated or circumvented by a third party.
The patent prosecution process is expensive, time-consuming and complex, and Innate may not be able to file, prosecute, maintain, enforce or license all necessary or desirable patent applications at a reasonable cost or in a timely manner. For example, the Company does not intend to systematically file, maintain, prosecute and defend patents on its product candidates in all countries. Consequently, Innate may not be able to prevent third parties from exploiting products that are the same as or similar to its products and product candidates in countries in which it does not obtain patent protection, or from selling or importing such products in and into the countries in which it does have patent protection. It is also possible that the Company will fail to identify patentable aspects of its research and development output in time to obtain patent protection. Although the Company enters into confidentiality agreements with parties who have access to confidential or patentable aspects of its research and development output, such as its employees, consultants, CROs, outside scientific collaborators, sponsored researchers and other advisors, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing its ability to seek patent protection. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, Innate's intellectual property may not provide Innate with sufficient rights to exclude others from commercializing product candidates similar or identical to Innate's products. In addition, in some circumstances, the Company may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering technology that the Company licenses to or from third parties. For example, pursuant to its license agreement with AstraZeneca for monalizumab, AstraZeneca retains control of such activities for certain patents that the Company licenses to it under the agreement and patents that arise under the collaboration. Innate cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced and defended in a manner consistent with the best interest of its business. If any third party that controls Innate's patents and patent applications fails to maintain Innate's patents or such third party loses rights to Innate's patents or patent applications, Innate's rights to those patents and underlying technology may be reduced or eliminated and the Company's right to develop and commercialize its product candidates that are subject to such rights could be adversely affected.
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
The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Even if patent applications the Company licenses or owns currently or in the future issue as patents, they may not issue in a form that will provide Innate with any meaningful protection, prevent competitors or other third parties from circumventing its patents by developing similar or alternative technologies or products in a non-infringing manner, or otherwise provide Innate with any competitive advantage. Challenges from competitors or other third parties could reduce the scope of Innate's patents or render them invalid or unenforceable, which could limit its ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection for Innate Pharma's product candidates. The legal proceedings that the Company may then have to enter into in order to enforce and defend its intellectual property could be very costly and could distract its management and other personnel from their normal responsibilities, notably in the case of lawsuits in the United States. The probability of disputes arising over Innate's intellectual property will increase progressively as patents are granted and as the value and appeal of the inventions protected by these patents are confirmed. The occurrence of any of these events concerning any of Innate's patents or intellectual property rights could have a material adverse effect on its business, prospects, financial condition and results of operations. These risks are even higher for the Company, because of its limited financial and human resources.
The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. As a result, the issuance, scope, validity, enforceability and commercial value of Innate's patent rights are highly uncertain. The Company's pending and future patent applications may not result in patents being issued which protect its technology or product candidates or which effectively prevent others from commercializing competitive technologies and product candidates. Furthermore, its owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the research resulting in certain of its owned and licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose Innate's confidential information to third parties and to exercise march-in rights to use or allow third parties to use its licensed technology. The government can exercise its march-in rights if it determines that action is necessary because the Company failed to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations or to give preference to U.S. industry. In addition, Innate's rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm Innate Pharma's competitive position, business, financial condition, results of operations and prospects.
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
Innate may not be aware of all third-party intellectual property rights potentially relating to its product candidates. In general, in the United States patent applications are not published until 18 months after filing or, in some cases, not at all. Therefore, the Company cannot be sure that it was the first to make the inventions claimed in any owned or licensed patents or pending patent applications, or that it was the first to file for patent protection for such inventions. If the Company was not the first to invent such inventions or first to file any patent or patent application for such inventions, it may be unable to make use of such inventions in connection with its products. Innate may need to obtain licenses from third parties (which may not be available under commercially reasonable terms, or at all), delay the launch of product candidates or cease the production and sale of certain product candidates or develop alternative technologies that are the subject of such patents or patent applications, any of which could have a material adverse effect on its business, prospects, financial condition and results of operations. For example, third parties may claim that lacutamab and other product candidates may use technology protected by their patents. Although the Company believes that its current activities and its planned development of lacutamab does not and will not infringe on such patents, which expire in the near term, third parties may disagree.
Third parties may allege that Innate or its partners infringe, misappropriate or otherwise violate any such third party’s patents or other intellectual property rights and assert infringement claims against us, regardless of their merit. A court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could materially and adversely affect Innate's ability to commercialize any product candidates it may develop and any other product candidates or technologies covered by the asserted third-party patents. In order to successfully challenge the validity of any such U.S. patent in federal court, Innate would need to overcome a presumption of validity. As this burden is a high one requiring Innate to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. If the Company is found to infringe a third party’s intellectual property rights, and the Company is unsuccessful in demonstrating that such rights are invalid or unenforceable, the Company could be required to:
•bear the potentially significant costs of proceedings brought against us;

•pay damages, which may include treble damages and attorney’s fees if the Company is found to have willfully infringed a third party’s patent rights;
•cease developing, manufacturing and commercializing the infringing technology or product candidates; and
•acquire a license to such third-party intellectual property rights, which may not be available on commercially reasonable terms, or at all, and may be non-exclusive, thereby giving the Company's competitors and other third parties access to the same technologies licensed to us.
Even if resolved in Innate's favor, litigation or other intellectual property proceedings may cause Innate to incur significant expenses and could distract its management and other personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Innate's ordinary shares or ADSs. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Innate's competitors may be able to sustain the costs of such litigation or proceedings more effectively than Innate can because of their greater financial resources and more mature and developed intellectual property portfolios. Should one or more of the foregoing risks materialize, this could have a material adverse effect on Innate's reputation, business, prospects, financial condition and results of operations.
Its patents could be found invalid or unenforceable if challenged, and the Company may not be able to protect its intellectual property.
Innate's and its licensors’ patents and patent applications, if issued, may be challenged, invalidated or circumvented by third parties. U.S. patents and patent applications may also be subject to interference proceedings, re-examination proceedings, derivation proceedings, post-grant review or inter partes review in the United States Patent and Trademark Office (USPTO), challenging Innate's or its licensors’ patent rights. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office. For example, a third party filed an opposition in the European Patent Office (EPO) challenging one of the Company's European patents with claims directed to use of anti-NKG2A antibodies for treating cancer in an individual having progressive disease following treatment with an antibody that neutralizes the inhibitory activity of PD-1. The EPO issued a decision maintaining the Company's patent as granted, however the third party has appealed such decision. Third-party oppositions have also been filed challenging two of the Company's in-licensed European patents directed to CD39 technology. One of these oppositions has not yet resulted in a first-instance decision in the EPO, while the other opposition resulted in the revocation of the patents directed to CD39 technology, which revocation was appealed by Innate's licensor(s). All of the aforementioned oppositions are currently pending.
In addition, the Company may allege that third parties infringe Innate's or its licensors’ patents, and the defendant could counterclaim that such patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Innate Pharma cannot be certain that there is no invalidating prior art of which the Company or its licensing partners and the patent examiner were unaware during prosecution.
Any such patent litigation or proceeding could result in the loss of Innate or its licensors’ patents, denial of Innate's or its licensors’ patent applications or loss or reduction in the scope of one or more of the claims of such patents or patent applications. Accordingly, Innate's or its licensors’ rights under any issued patents may not provide Innate with sufficient protection against competitive product candidates or processes; Innate could become unable to manufacture or commercialize its product candidates without infringing third-party patent rights; and the duration of the patent protection of its product candidates could be limited. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Innate's confidential information could be compromised by disclosure during this type of litigation. Even if the Company is successful, such litigation or proceedings may be costly and may distract its management and other personnel from their normal responsibilities. Any of the foregoing could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
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
Developments in patent law could have a negative impact on the Company's business.
Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, from time to time, the U.S. Congress, the USPTO or similar foreign authorities may change the standards of patentability, and any such changes could have a negative impact on Innate's business. One example is the Leahy-Smith America Invents Act, or the America Invents Act, which was signed into law in September 2011, and includes a number of significant changes to U.S. patent law. These changes included a transition from a “first-to-invent” system to a “first-to-file” system, changes to the way issued patents are challenged and changes to the way patent applications are disputed during the examination process such as allowing third-party submission of prior art to the USPTO during patent prosecution. Changes in patent laws may also modify the jurisdictions relevant to patents. For example, in Europe, the unitary patent (UP), or "European patent with unitary effect", established under Regulation 1257/2012 of December 17, 2012, provides a single supra-national patent right covering up to 25 EU Member States as from June 1, 2023.
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
Depending upon the timing, duration and conditions of FDA marketing authorization of Innate's product candidates, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended, and only those claims covering the approved product, a method for using it or a method for manufacturing it may be extended. However, the Company may not receive an extension if the Company fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents, fails to exercise due diligence during the testing Phase or regulatory review process or otherwise fails to satisfy applicable requirements. Moreover, the length of the extension could be less than what the Company requests. If the Company is unable to obtain patent term extension or the term of any such extension is less than its requests, the period during which the Company can enforce its patent rights for that product will be shortened, and its competitors may obtain approval to market competing products sooner. As a result, Innate's revenue from an applicable product could be reduced, possibly materially, which could have a material adverse effect on its business, prospects, financial condition and results of operations.
The Company will not seek to protect its intellectual property rights in all jurisdictions throughout the world, and Innate may not be able to adequately enforce its intellectual property rights in all jurisdictions where Innate Pharma seeks intellectual property protection.
Filing, maintaining, prosecuting and defending patents on Innate's product candidates in all countries and jurisdictions throughout the world would be prohibitively expensive, and its intellectual property rights in some countries outside the United States could be less extensive than those in the United States. Consequently, the Company may not be able to prevent third parties from using its product candidates or technologies in all countries outside the United States, or from selling or importing products made using its product candidates or technologies in and into the United States or other jurisdictions. Competitors may use Innate's technologies in jurisdictions where Innate Pharma does not pursue and obtain patent protection to develop their own products and, further, may export otherwise infringing products to territories where the Company has patent protection, and enforcement is not as strong as that in the United States. These products may compete with Innate's products, and its patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if the Company pursues and obtains issued patents in particular jurisdictions, its patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from so competing.
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
Proceedings to enforce Innate's patent rights in foreign jurisdictions could result in substantial costs and divert its efforts and attention from other aspects of its business, could put its patents at risk of being invalidated or interpreted narrowly, could put its patent applications at risk of not issuing and could provoke third parties to assert claims against us. The Company may not prevail in any lawsuits that the Company initiates, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and other countries may affect Innate's ability to obtain adequate protection for its technology and the enforcement of its intellectual property. Accordingly, Innate's efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that the Company develops or licenses. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Third parties may assert ownership or commercial rights to products, product candidates or technologies that Innate develops.
Third parties have made, and may in the future make, claims challenging the inventorship or ownership of Innate's intellectual property, which may result in the imposition of additional obligations on us, such as development, royalty and milestone payments. Innate has written agreements with partners or other third parties that provide for the ownership of intellectual property arising from its collaborations and its other work with such third parties. These agreements provide that the Company must negotiate certain commercial rights with partners and other third parties with respect to joint inventions or inventions made by its partners or such third parties that arise from the results of the collaboration or other work with such third parties. In some instances, there may not be adequate written provisions to address clearly the resolution of intellectual property rights that may arise under Innate's agreements. If the Company cannot successfully negotiate sufficient ownership and commercial rights to the inventions that result from its use of a third party’s materials where required, or if disputes otherwise arise with respect to the intellectual property developed with the use of a third party’s samples, the Company may be limited in its ability to capitalize on the market potential of these inventions. In addition, the Company may face claims by third parties that its agreements with employees, contractors or consultants obligating them to assign intellectual property to itself are ineffective, or in conflict with prior or competing contractual obligations of assignment, which could result in ownership disputes regarding intellectual property the Company has developed or will develop and interfere with its ability to capture the commercial value of such inventions. The Company also may be unsuccessful in executing assignment agreements with each party who, in fact, conceives or develops intellectual property that the Company regards as its own, or such agreements might not be self-executing or might be breached.
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
Innate licenses intellectual property from third parties that is critical to its business through license agreements, including but not limited to licenses related to the manufacture, composition, use and sale of its product candidates, and in the future Innate may enter into additional agreements that provide it with licenses to valuable intellectual property or technology. For example, Innate depends on its license agreement with Novo Nordisk A/S for the development and commercialization of monalizumab. Innate's license agreements impose various obligations on us, which may include development, royalty and milestone payments. If the Company fails to comply with any of these obligations, its licensors may have the right to terminate the agreements. If its license agreements with AstraZeneca or Novo Nordisk A/S or any other current or future licensors terminate, the Company would lose valuable rights and may be required to cease its development, manufacture or commercialization of its product candidates, including monalizumab. In addition, its business would suffer if its licensors fail to abide by the terms of the agreements, if its licensors fail to prevent infringement by third parties or if the licensed patents or other rights are found to be invalid or unenforceable. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
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
The agreements under which the Company currently licenses intellectual property from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract dispute that may arise could narrow what Innate believes to be the scope of its rights to the relevant intellectual property, or modify in a manner adverse to Innate what the Company believes to be Innate's or its counterpart’s financial or other obligations under the relevant agreement, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects. If disputes over intellectual property that Innate Pharma has licensed prevent or impair its ability to maintain its current license agreement on acceptable terms, the Company may be unable to unsuccessfully develop and commercialize the affected product candidates.
Additionally, the growth of Innate's business may depend, in part, on its ability to acquire, in-license or use proprietary rights held by third parties. The Company may be unable to acquire or in-license intellectual property rights from third parties that Innate identifies as necessary for its product candidates on reasonable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that the Company may consider attractive. These established companies may have a competitive advantage over Innate due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Innate to be a competitor may be unwilling to assign or license rights to us. Innate also may be unable to license or acquire third-party intellectual property rights on terms that would allow Innate to make an appropriate return on its investment.
As part of its business, the Company collaborates with non-profit and academic institutions to accelerate its preclinical research or development under agreements with these institutions. Typically, these institutions provide Innate with an option to negotiate a license to any of the institution’s or its employees’ rights in technology resulting from the collaboration. Regardless of such option, Innate may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If the Company is unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking its ability to pursue its applicable development or commercialization program. If Innate Pharma is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights Innate Pharma has, Innate may have to abandon the development and commercialization of the relevant program, and its business, financial conditions, results of operations and prospects could be adversely affected.
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
In addition to patent protection, because the Company operates in the highly technical field of biopharmaceutical drug development, it relies in part on trade secret protection in order to protect its proprietary technology and processes. However, trade secrets are difficult to protect. The Company seeks to protect its trade secrets, in part, by entering into confidentiality agreements with its employees, consultants, CROs, outside scientific collaborators, sponsored researchers and other advisors. These agreements generally require that the other party keep confidential and not disclose to third parties all confidential information developed by such party or made known to such party by Innate during the course of such party’s relationship with us. However, Innate cannot guarantee that it has entered into such agreements with each party that may have or have had access to its trade secrets and confidential information, and these agreements may be breached, and Innate may not have adequate remedies for any breach.

In addition to contractual measures, the Company tries to protect the confidential nature of its proprietary information using physical and technological security measures. Such measures may not, for example, in the case of misappropriation of a trade secret by an employee or third party with authorized access, provide adequate protection for Innate's proprietary information. Innate's security measures may not prevent an employee or consultant from misappropriating its trade secrets and providing them to a competitor, and recourse it takes against such misconduct may not provide an adequate remedy to protect its interests fully. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret can be difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets. Moreover, trade secrets may be independently developed by others in a manner that could prevent legal recourse by Innate. If any of Innate's confidential or proprietary information, such as its trade secrets, were to be disclosed to or misappropriated by a third party, or if any such information was independently developed by a third party, its competitive position could be materially harmed.
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
The structures put in place to protect Innate's trade and technical secrets do not constitute a guarantee that one or more of its trade and technical secrets will not be disclosed or misappropriated. The agreements or other arrangements to protect the Company's trade secrets may fail to provide the protection sought, or may be breached, or its trade secrets may be disclosed to, or developed independently by, its competitors. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
Unauthorized use of Innate's trademarks may generate confusion and result in costs and delays to the detriment of its marketing efforts.
Innate's trademarks are a key component of its identity and its products. Although the key components of its trademarks have been registered, notably in France and the United States, other companies in the pharmaceutical sector might use or attempt to use similar trademarks or components of the Company's trademarks and thereby create confusion in the minds of third parties. Innate Pharma's registered trademarks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. In addition, there could be potential trademark infringement claims brought by owners of other trademarks that incorporate variations of Innate's registered or unregistered trademarks.
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
The degree of future protection afforded by the Company's intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect its business or permit it to maintain its competitive advantage. For example:
•others may be able to make products that are the same as or similar to its product candidates or utilize similar technology but that are not covered by the claims of the patents that the Company licenses or may own in the future;
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
•the patents of others may harm the Company's business; and
•the Company may choose not to file a patent in order to maintain certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.
Should any of these events occur, they could have a material adverse effect on Innate's business, financial condition, results of operations and prospects.

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
Equity markets are subject to considerable price fluctuations, and often these movements do not reflect the operational and financial performance of the listed companies concerned. In particular, biotechnology companies’ share prices have been highly volatile and may continue to be highly volatile in the future. As the Company operates in a single industry, Innate is especially vulnerable to these factors to the extent that they affect its industry. Fluctuations in the stock market as well as the macro-economic environment could significantly affect the price of its ordinary shares. As a result of this volatility, investors may not be able to sell their ordinary shares or ADSs at or above the price originally paid for the security. The market price for Innate Pharma's ordinary shares and ADSs may be influenced by many factors, including:
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
The Company does not currently intend to pay dividends on its securities and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of the ordinary shares and ADSs. In addition, French law may limit the amount of dividends the Company is able to distribute.
Innate has never declared or paid any cash dividends on its ordinary shares and does not currently intend to do so for the foreseeable future. The Company currently intends to invest its future earnings, if any, to fund its growth. Therefore, the holders of Innate's ordinary shares and ADSs are not likely to receive any dividends for the foreseeable future, and the success of an investment in its ordinary shares and ADSs depends upon any future appreciation in value. Consequently, investors may need to sell all or part of their holdings of the ordinary shares or ADSs after price appreciation, which may never occur, as the only way to realize any future gains on their investment. There is no guarantee that the ordinary shares or ADSs will appreciate in value or even maintain the price at which Innate's shareholders have purchased them.
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
In addition, exchange rate fluctuations may affect the amount of euros that the Company is able to distribute, and the amount in U.S. dollars that its shareholders receive upon the payment of cash dividends or other distributions the Company declares and pays in euro, if any. These factors could harm the value of the ADSs, and, in turn, the U.S. dollar proceeds that holders receive from the sale of the ADSs.
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
Innate's ADSs are listed on the Nasdaq, and its ordinary shares are admitted to trading on Euronext Paris. Trading of the ADSs or ordinary shares in these markets take place in different currencies (U.S. dollars on the Nasdaq and euro on Euronext Paris), and at different times (resulting from different time zones, different trading days and different public holidays in the United States and France). The trading prices of the Company's ordinary shares on these two markets may differ due to these and other factors. Any decrease in the price of Innate's ordinary shares on Euronext Paris could cause a decrease in the trading price of the ADSs on Nasdaq. Investors could seek to sell or buy Innate's ordinary shares to take advantage of any price differences between the markets through a practice referred to as arbitrage. Any arbitrage activity could create unexpected volatility in both its share prices on one exchange, and the ordinary shares available for trading on the other exchange. In addition, holders of ADSs are not immediately able to surrender their ADSs and withdraw the underlying ordinary shares for trading on the other market without effecting necessary procedures with the depositary. This could result in time delays and additional cost for holders of ADSs. The Company cannot predict the effect of this dual listing on the value of its ordinary shares and the ADSs. However, the dual listing of its ordinary shares and the ADSs may reduce the liquidity of these securities in one or both markets and may adversely affect the development of an active trading market for the ADSs in the United States.
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
Most of the members of Innate's Executive Board and Supervisory Board and the experts named therein are non-residents of the United States, and all or a substantial portion of its assets and the assets of such persons are located outside the United States. As a result, it may not be possible to serve process on such persons or Innate in the United States or to enforce judgments obtained in U.S. courts against them or Innate based on civil liability provisions of the securities laws of the United States. Additionally, it may be difficult to obtain jurisdiction over us or our non-U.S. resident members of the Executive Board and Supervisory Board in U.S. courts in actions predicated on the civil liability provisions of the U.S. federal securities law, or assert U.S. securities law claims in actions originally instituted outside of the United States. Foreign courts may refuse to hear a U.S. securities law claim because foreign courts may not be the most appropriate forums in which to bring such a claim. Even if a foreign court agrees to hear a claim, it may determine that the law of the jurisdiction in which the foreign court resides, and not U.S. law, is applicable to the claim. Further, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process, and certain matters of procedure would still be governed by the law of the jurisdiction in which the foreign court resides. In particular, there is some doubt as to whether French courts would recognize and enforce certain civil liabilities against us or our Supervisory Board or our Executive Board under U.S. securities laws in original actions or judgments of U.S. courts based upon the civil liability provisions of the U.S. federal securities laws.
In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France. An award for monetary damages under the U.S. securities laws would be considered punitive if the amount awarded is disproportionate to the harm suffered and the defendant’s breach. French law provides that a shareholder, or a group of shareholders, may initiate a legal action to seek indemnification from the directors of a corporation in the corporation’s interest if it fails to bring such legal action itself. If so, any damages awarded by the court are paid to the corporation, and any legal fees relating to such action may be borne by the relevant shareholder or the group of shareholders. The enforceability of any judgment in France will depend on the particular facts of the case as well as the laws and treaties in effect at the time. A final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, would only be recognized and enforced in France provided that a French judge considers that this judgment meets the French legal requirements concerning the recognition and the enforcement of foreign judgments and is capable of being immediately enforced in the United States. The United States and France do not currently have a treaty providing for recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters.
Innate's bylaws and French corporate law contain provisions that may delay or discourage a takeover attempt.
Provisions contained in the Company's bylaws and French corporate law could make it more difficult for a third party to acquire the Company, even if doing so might be beneficial to its shareholders. In addition, provisions of its bylaws impose various procedural and other requirements, which could make it more difficult for shareholders to effect certain corporate actions. These provisions include the following:
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
As a foreign private issuer, the Company is exempt from a number of rules under the U.S. securities laws and is permitted to file less information with the SEC than a U.S. company.
Innate is a foreign private issuer, as defined in the SEC’s rules and regulations and, consequently, it is not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, the Company is exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, the Company's Executive Board and Supervisory Board members are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of Innate's securities. Moreover, while the Company currently makes annual and semi-annual filings with respect to its listing on Euronext Paris and files financial reports on an annual and semi-annual basis, it is not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and is not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. In addition, foreign private issuers are not required to file their annual report on Form 20-F until four months after the end of each fiscal year. Accordingly, there is and will be less publicly available information concerning the Company than there would be if the Company were not a foreign private issuer.
As a foreign private issuer, the Company is permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards, and these practices may afford less protection to shareholders than they would enjoy if Innate complied fully with Nasdaq corporate governance listing standards.
As a foreign private issuer listed on Nasdaq, the Company is subject to their corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of their home country. Some corporate governance practices in France may differ significantly from Nasdaq corporate governance listing standards. For example, neither the corporate laws of France nor the Company's bylaws require a majority of its Supervisory Board members to be independent, and although the corporate governance code to which the Company currently refers (the AFEP/MEDEF code) recommends that, in a widely held company like Innate, a majority of the Supervisory Board members be independent (as construed under such code), this code only applies on a “comply-or-explain” basis, and Innate may in the future either decide not to apply this recommendation or change the corporate code to which it refers. Furthermore, Innate includes non-independent members of the Supervisory Board as members of its compensation and nomination committee, and its independent Supervisory Board members do not necessarily hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. Currently, the Company intends to follow home country practice to the maximum extent possible. Therefore, Innate Pharma's shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of Innate's corporate governance practices, see “Item 16G.—Corporate Governance.”
The Company is an “emerging growth company” under the JOBS Act and is able to avail itself of reduced disclosure requirements applicable to emerging growth companies, which can make its ordinary shares ADSs less attractive to investors. We may lose this status from December 31, 2024 and will therefore incur additional expenses.
The Company is an “emerging growth company,” as defined in the JOBS Act, and it intends to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. The Company will not take advantage of the extended transition period provided under Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards.
The Company cannot predict if investors will find the ordinary shares or ADSs less attractive because the Company may rely on these exemptions. If some investors find the ordinary shares or ADSs less attractive as a result, there may be a less active trading market for the ordinary shares or ADSs, and the price of the ordinary shares or ADSs may be more volatile. Innate may take advantage of these exemptions until such time that Innate is no longer an emerging growth company. The Company would cease to be an emerging growth company upon the earliest to occur of (1) the last day of the fiscal year in which Innate Pharma has more than $1.235 billion in annual revenue; (2) the date the Company qualify as a “large accelerated filer” with at least $700 million of equity securities held by non-affiliates; (3) the issuance, in any three year period, by Innate Pharma of more than $1.0 billion in non-convertible debt securities held by non-affiliates; and (4) the last day of the fiscal year ending after the fifth anniversary of its initial public offering of the ADSs. According to this last criteria, the Company will not be an "emerging growth company" from December 31, 2024.
As a public company, we have incurred and will continue to incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. We may cease to be an

“emerging growth company” on December 31, 2024, and will therefore no longer eligible for reduced disclosure requirements and exemptions applicable to emerging growth companies. We expect that our loss of emerging growth company status will require additional attention from management and will result in increased costs to us, which could include higher legal fees, accounting fees and fees associated with investor relations activities, among others. We have also incurred and will continue to incur costs associated with corporate governance requirements, including requirements of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq Capital Market, which include requirements with respect to corporate governance practices of public companies.
The Company may lose its foreign private issuer status in the future, which could result in significant additional cost and expense.
While Innate currently qualifies as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the Company's next determination will be made on June 30, 2024. In the future, the Company would lose its foreign private issuer status if the Company fails to meet the requirements necessary to maintain its foreign private issuer status as of the relevant determination date. For example, if more than 50% of its securities are held by U.S. residents and more than 50% of the members of its Executive Board or Supervisory Board are residents or citizens of the United States, Innate could lose its foreign private issuer status.
The regulatory and compliance costs to Innate under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs Innate incurs as a foreign private issuer. If the Company is not a foreign private issuer, Innate Pharma will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Company would be required under current SEC rules to prepare its financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, rather than IFRS, and to modify certain of its policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of Innate's financial statements to U.S. GAAP would involve significant time and cost. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
If the Company is a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
Based on Innate's analysis of its income, assets, activities and market capitalization for its taxable year ended December 31, 2023, and although the matter is not free from doubt, the Company believes that it was not a passive foreign investment company (PFIC) for the taxable year ended December 31, 2023. However, there can be no assurance that Innate will not be a PFIC in the current year or for any future taxable year. Under the Code, a non-U.S. company will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties and passive assets generally includes cash and cash equivalents. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. The status of the Company as a PFIC depends on the composition of its income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of its assets. The value of the

Company’s assets may be determined in large part by reference to the market value of the ordinary shares or ADSs, which may fluctuate substantially. The Company’s status as a PFIC may also depend in part on the amount of the amount of cash on the Company’s balance sheet, the cash proceeds from any fund-raising activities, and how quickly the Company utilizes such cash in its business.
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
If a U.S. holder is treated as owning, directly, indirectly or constructively, at least 10% of the value or voting power of Innate's ordinary shares or ADSs, such U.S. holder may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in its group, if any. Innate Pharma group currently includes one U.S. subsidiary and, therefore, under current law its current non-U.S. subsidiary and any future newly formed or acquired non-U.S. subsidiaries will be treated as controlled foreign corporations, regardless of whether the Company is treated as a controlled foreign corporation. A United States shareholder of a controlled foreign corporation may be required to annually report and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether Innate makes any distributions. An individual that is a U.S. shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a U.S. shareholder that is a U.S. corporation. Failure to comply with controlled foreign corporation reporting obligations may subject a U.S. shareholder to significant monetary penalties. The Company cannot provide any assurances that it will furnish to any U.S. shareholder information that may be necessary to comply with the reporting and tax paying obligations applicable under the controlled foreign corporation rules of the Code. U.S. holders should consult their tax advisors regarding the potential application of these rules to their investment in Innate's ordinary shares or ADSs.

Item 4. Information on the Company.
A.    History and Development of the Company
Innate's legal name and commercial name is Innate Pharma S.A. The Company was incorporated under the laws of France on September 23, 1999, as a société par actions simplifiée and converted into a société anonyme, or S.A., on June 13, 2005. Innate's headquarters are located at 117, Avenue de Luminy, 13009 Marseille, France. In 2008, The Company incorporated its wholly owned U.S. subsidiary, Innate Pharma Inc. In 2019, Innate Pharma's incorporated its wholly owned French subsidiary, Innate Pharma France S.A.S. (registered under number SIREN 844 853 119). Innate Pharma France S.A.S. was dissolved without liquidation on November 30, 2020, under article 1844-5, Section 3 of the French Civil Code.

The Company is registered at the Marseille Business and Company Registry (Registre du commerce et des sociétés) under the number SIREN 424 365 336 RCS Marseille. Innate's telephone number at its principal executive offices is +33 4 30 30 30 30. Innate Pharma's wholly owned U.S. subsidiary is located at 2273 Research Boulevard, Suite 350, Rockville, MD 20850, United States.
Innate's website address is www.innate-pharma.com. The reference to its website is an inactive textual reference only, and information contained in, or that can be accessed through, its website is not part of this Annual Report. The SEC maintains a website (www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as Innate, that file electronically with the SEC.
Innate's capital expenditures in the years ended December 31, 2021, 2022 and 2023 primarily related to acquisitions and additional considerations linked to purchased licenses, and acquisitions of laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
B.    Business Overview
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas; monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including seven clinical product candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. Innate Pharma believes its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
The immune system is the body’s natural defense against invading organisms and pathogens and is comprised of two arms: the innate immune system and the adaptive immune system. Recent immunotherapy developments have focused on generating a tumor antigen-specific T cell response and have led to an unprecedented change in the treatment paradigm of many solid tumor cancers. Despite these successes, the breadth and durability of the clinical benefit achieved has been limited to a subset of patients and tumor types because of limited effect against solid tumors and toxicity. The Company's innovative approach to immuno-oncology aims to broaden and amplify anti-tumoral immune responses by leveraging both the adaptive and the innate immune systems.
The innate immune system is comprised of a variety of cells, including Natural Killer cells (NK cells), which are involved in anti-cancer immunosurveillance through a variety of modalities. Activation of the innate immune system also helps trigger the adaptive immune system to elicit a response directed against specific antigens and can provide durable immune memory. Innate's scientific expertise, strategic collaborations and discovery engine to seek to harness the potential of the innate immune system.

The Company is developing a pipeline of innovative immunotherapies that it believes have the potential to provide significant clinical benefits to cancer patients. The following table summarizes Innate's current pipeline.
In addition to these assets, the Company has an active development pipeline with programs in the discovery and preclinical stages.
Innate Pharma's collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, allow Innate to leverage the expertise and resources of large pharmaceutical companies and research institutions with the goal of accelerating the development, registration and launch of several of Innate Pharma's assets while providing the Company with financing to expand the development of its proprietary product candidates. Over ten past years the Company has received an aggregate of $679.2 million (€602.8 million) in upfront and milestone payments and equity investments from its collaborations. This amount includes a total of €62.6 million received from AstraZeneca following its investment in the Company's capital in October 2018. Under Innate's existing collaboration and license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, the Company may be eligible to receive an aggregate of approximately up to $3.6 billion in future contingent payments. With respect to the programs for which Innate Pharma has an existing collaboration or similar agreement, future contingent payments are dependent upon Innate's achievement of specified development, regulatory and commercial related milestones. With respect to the programs for which Innate Pharma's collaborators have been granted an option, future contingent payments are dependent upon Innate's collaborators exercising such options, which would result in up-front option exercise fees, and upon its achievement of specific development and sales milestones in those particular programs. The aggregate $3.6 billion in future contingent payments assumes that its collaborators exercise all of the options the Company has granted to them and that Innate achieves all related development, clinical, regulatory and sales milestones. For more information regarding the risks related to intellectual property, please see “Risk Factors—Risks Related to Intellectual Property Rights.”
The Company's Strategy
Innate's goal is to harness the immune system for the treatment of oncological conditions with serious unmet medical need. By leveraging its extensive experience in immuno-oncology research and development, the Company strives to continue to discover and develop a broad and diversified portfolio of first- and best-in-class immunotherapies across various therapeutic modalities. The key elements of its strategy include:

•Drive near-term value with Innate's wholly owned product candidate, lacutamab
◦Execute the clinical development of its fully owned product candidate, lacutamab, for the treatment of patients with cutaneous T cell lymphoma (CTCL), namely Sézary syndrome and Mycosis Fungoides (MF), and patients with peripheral T cell lymphoma (PTCL).
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
•Build a sustainable business
◦Maximize the value of its partnered product candidates under its various collaboration, license and option agreements, under which the Company has the potential to be eligible to receive up to an aggregate of approximately $3.6 billion in future contingent payments, including up-front option exercise fees and payments upon the achievement of specified development and sales milestones.
◦Invest in the ongoing clinical programs of monalizumab for the treatment of non-small cell lung carcinoma (NSCLC).
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

Innate Pharma's response to cancer: harnessing the innate immunity against cancer
The Company has developed a pipeline around two main innovative strategies in modern immuno-oncology:
•The first of these strategies is to directly target cancer cells through an antibody targeting a tumor antigen and causing its destruction.
◦Innate's most advanced proprietary program, lacutamab, is a potentially first-in-class tumor-targeting antibody targeting KIR3DL2, seeking to induce the killing of cells expressing the tumor antigen. The Company is developing lacutamab for the treatment of various forms of T cell lymphoma (TCL), such as CTCL, including its aggressive subtype, Sézary syndrome, and PTCL.
◦The Company has also developed a proprietary technological platform, named ANKET® (for Antibody-based NK cell Engager Therapeutics), which develops multi-specific antibody formats that leverage an activating receptor, NKp46. Its multi-specific antibodies co-engage NKp46, with or without CD16, a tumor antigen and depending on the need, a variant of the interleukin-2 (IL-2v) molecule. This approach has the potential to more effectively mobilize NK cells than anti-tumor cytotoxic antibodies because, in the TME of many solid tumors, CD16, the receptor mediating the killing of tumor cells by IgG1 antibodies can be downregulated on NK cells whereas NKp46 expression is frequently expressed on tumor-infiltrating NK cells.
◦The Company is using its leading antibody engineering capabilities to generate classic antibody formats as well as new products by exploring antibody drug conjugate (ADC) formats.
•Another strategy, known as immuno-oncology, consists in unleashing the immune system against cancer. Innate Pharma has developed two approaches:
◦Checkpoint inhibitors: the development of antibodies that target immune checkpoints has been one of the greatest advances in cancer treatment over the past 10 years. Notably, the current approved checkpoint inhibitors target the CTLA-4 and PD-1/PD-L1 pathways on T cells. These treatments have shown an ability to activate T cells, shrink tumors and improve patient survival in a broad range of tumors. The Company is developing broad spectrum checkpoint inhibitors targeting inhibitory checkpoints expressed on several cell types in order to potentially increase the breadth and quality of anti-tumor response. Innate's most advanced checkpoint inhibitor product candidate, monalizumab, is potentially a first-in-class, dual checkpoint inhibitor designed to activate both tumor-infiltrating NK cells and CD8+ T cells, likely resulting in increased effector functions and greater killing of the tumor by the immune system. The Company has partnered with AstraZeneca to develop this product, which is currently being tested in a Phase 3 clinical trial in unresectable, Stage III non-small cell lung cancer (NSCLC) and a Phase 2 clinical trial in resectable, early-stage NSCLC.
◦Tumor’s microenvironment (TME): the TME can inhibit both innate and adaptive immune responses either by producing or degrading key metabolites or by recruiting suppressive cells, or both. For example, adenosine is one of the components of the TME that most broadly affects immune response. It is produced by the sequential degradation of extracellular adenosine triphosphate (ATP) by the following two enzymes: first CD39, which degrades the ATP into adenosine monophosphate (AMP), and then second, CD73, which impairs the AMP into adenosine. For this reason, this pathway has attracted significant development efforts that have been focused primarily on the downstream part of the adenosine degradation cascade, CD73 and the adenosine receptors. The Company is developing IPH5301, a potentially best-in-class anti-CD73 antibody, and has also focused on the upstream part of the cascade through IPH5201, an anti-CD39 antibody, in order to block the production of immunosuppressive adenosine and increase the pool of immuno-stimulatory extracellular ATP. The Company believes this approach is also potentially mechanistically synergistic with many therapies such as checkpoint inhibitor, tumor-targeting product, etc., as shown by the results of the COAST randomized Phase 2 study, where AstraZeneca's anti-CD73 oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC). Similarly, results from NeoCoast randomized Phase 2 study showed that one cycle of neoadjuvant oleclumab in combination with durvalumab improved major pathological response (MPR) and pathological complete response (pCR) rates versus durvalumab alone, in stage I-IIIA resectable NSCLC patients.

Innate Pharma's Product Pipeline
Lacutamab (IPH4102), a Tumor Targeting Anti-KIR3DL2 Antibody
a.Mechanism & Rationale
The Company is developing its wholly owned product candidate lacutamab for the treatment of certain subtypes of T cell lymphoma (TCLs), including cutaneous T cell lymphoma (CTCL) and peripheral T cell lymphoma (PTCL). Lacutamab is designed to bind to the KIR3DL2 receptor and to kill cancer cells by antibody dependant cellular phagocytosis (ADCP) and antibody dependant cell cytotoxicity (ADCC), as illustrated in the following figure.

NK Cell
Tumor Cell
Macrophage
LACUTAMAB
CD16
Fcγ
Anti-
KIR3DL2
KIR3DL2
KIR3DL2
LACUTAMAB
Fcγ
FcγR
Antibody-dependent
cellular cytotoxicity (ADCC)
Antibody-dependent
cellular phagocytosis (ADCP)

KIR3DL2 is a receptor of the killer immunoglobulin like receptor (KIR) family. In its preclinical studies, the Company has observed that KIR3DL2 is not expressed on healthy tissues, except on a subset of NK cells (36%) and T cells (12% of CD8+ and 4% of CD4+) (IPH internal data). In addition, KIR3DL2 is expressed in T cell lymphoma: 65% of CTCL patients express KIR3DL2 with approximately 50% of patients with MF, the most common type of CTCL expressing KIR3DL2 (Battistella, 2017). This frequency increases for the most aggressive CTCL subtypes, including 90% of Sézary syndrome (Roelens, 2019). Lastly, approximately 50% of patients with PTCL also express KIR3DL2 (Cheminant, ICML Meeting, 2019).

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
Patients with advanced CTCL have a poor prognosis with few therapeutic options and no standard of care. Treatment generally includes skin-directed therapies, such as topical corticosteroids, and systemic treatments, such as steroid drugs and interferon, for patients with more advanced disease or for whom skin-directed therapies failed. There are several approved agents for the treatment of CTCL:
•Bexarotene, approved by FDA in 1999, for use in patients with advanced stage of MF who are refractory to at least one prior systemic therapy;
•Vorinostat, approved by FDA in 2006 for the treatment of cutaneous manifestations of CTCL in patients with progressive, persistent, or recurrent disease on or following two systemic therapies;
•Denileukin diftitox (DD) approved by the FDA in 2008 for patients with resistant and recurrent CTCL;
•Romidepsin, approved by FDA in 2009 for patients with CTCL who have received at least one prior systemic therapy;
•Brentuximab vedotin (marketed as Adcetris), was approved by the FDA in 2017 for the treatment of patients with primary cutaneous anaplastic large cell lymphoma, or pcALCL, or CD30-

expressing MF who have received prior systemic therapy. In Europe, brentuximab vedotin is indicated for the treatment of adult patients with R/R CD30+ CTCL who require systemic therapy; and
•Mogamulizumab (marketed as Poteligeo), was approved in 2018 by the FDA and the EMA for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy.
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
In January 2019, the Food and Drug Administration (FDA) granted lacutamab Fast Track Designation for the treatment of adults with relapsed/refractory (r/r) Sézary syndrome who have received at least two prior systemic therapies. In November 2020, Innate Pharma received Priority Medicines (PRIME) designation from the EMA for lacutamab, for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies. Lacutamab has also been granted orphan drug designation by the FDA and orphan designation by the EMA for the treatment of CTCL. The U.S. Fast-Track and EU PRIME designations support the potential for lacutamab to benefit Sézary Syndrome patients in need of new treatment options. The ongoing Phase 2 TELLOMAK trial, initiated in May 2019, continues to evaluate lacutamab in different subtypes of TCL.

ii.Peripheral T Cell Lymphoma
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
Multi-agent chemotherapy is the recommended first line treatment for the majority of patients with PTCL. Brentuximab vedotin is approved in combination with first line chemotherapy for patients with CD30-

positive PTCL. For patients who are eligible, subsequent stem cell transplantation is a potentially curative option but it is limited to a minority of patients. Despite these treatments, a high proportion of patients need second line therapy. Belinostat (marketed as Beleodaq), pralatrexate (marketed as Folotyn) and romidepsin (marketed as Istodax) have each been approved by the FDA in this setting, but efficacy is generally limited. In the respective non-randomized clinical registration trials, the response rates to belinostat, pralatrexate and romidepsin were each less than 30%, and the median duration of response was approximately 10 months for belinostat and pralatrexate (O'Connor, 2015 ; O'Connor, 2011; Coiffier, 2012). None of these treatments have been approved by the EMA.
Despite these approvals, current treatment guidelines (NCCN 2021) recommend participation in a clinical trial as a preferred option for patients with relapsed PTCL after first line treatment. If clinical trials are not available, a chemotherapy combination of gemcitabine and oxaliplatin (GemOx) is listed as one of the preferred treatment combinations (ESMO Lymphoma Guidelines). Several studies have been published on the role of GemOx in patients with relapsed lymphoma and it is one of the most widely used regimens for this patient population in the United States, Europe and Asia (Mounier, 2013; Yamaguchi, 2012).

c.Clinical Trials
Below is a summary of the clinical trials of lacutamab.

i.Phase 1 Clinical Trial - CTCL
In November 2015, the lacutamab Phase 1 dose-escalating and cohort expansion clinical trial was initiated to evaluate lacutamab for the treatment of advanced CTCL. The trial was completed in April 2020, and enrolled 44 patients, including 35 patients with Sézary syndrome, eight patients with mycosis fungoides and one patient with CD4+ TCL not otherwise specified. The primary objective of the trial was to evaluate lacutamab safety, and to identify dose limiting toxicities (DLTs) and the maximum tolerated dose. Data from this trial were presented at the 2018 meeting of the American Society of Hematology ("ASH"), and reported in Lancet Oncology in 2019 by Bagot et al. The Company reported clinical activity in the subgroup of 35 Sézary syndrome patients, including an observed overall response rate of 42.9%, median duration of response of 13.8 months, median progression-free survival of 11.7 months and approximately 90% of patients experienced an improved quality of life. The overall response rate appeared to be higher (53.6%) in the 28 patients with no histologic evidence of large cell transformation. Clinical activity was associated with a substantial improvement in quality of life as assessed by the Skindex29 and Pruritus Visual Analog Scale scores. In a post hoc analysis of seven patients with Sézary syndrome who were previously treated with mogamulizumab, three (43%) achieved a global overall response and three others had stable disease as best response. The remaining patient had a progressive disease. The median duration of response in these patients was 13.8 months and median progression-free survival was 16.8 months.
Lacutamab was generally well tolerated. The most common adverse effects (AEs) were peripheral edema (27%) and fatigue (20%), all of which were grade 1 or 2. Lymphopenia was the most frequent IPH4102-related adverse event and occurred in six (14%) patients (three (7%) grade 3). One patient developed possibly treatment-related fulminant hepatitis six weeks after lacutamab discontinuation and subsequently died. However, the patient had evidence of human herpes virus-6B infection. Six possibly treatment-related, grade 3 or above adverse events were observed in five patients (11%) and only four patients (9%) stopped treatment as a result of an adverse event. One patient stopped treatment because of grade 2 peripheral neuropathy, one patient stopped treatment because of grade 3 general malaise, one patient because of grade 3 skin pain and one patient stopped treatment because of several adverse events, including renal injury, respiratory failure, dysphagia and sepsis.

ii.Phase 2 Clinical Trial (TELLOMAK) - CTCL
1.Study overview
In May 2019, the Company initiated a global, open-label, multi-cohort Phase 2 clinical trial, known as TELLOMAK. This clinical trial is being conducted at approximately 50 sites within the United States and Europe (France, Italy, Spain, Germany, Belgium, Poland and Austria). The trial aims to evaluate the efficacy and safety of lacutamab in patients with advanced T cell Lymphoma. 160 patients have been recruited, approximately 60 patients with Sézary syndrome who have received at least two prior treatments (Cohort 1), and approximately 100 patients with MF who have received at least two prior systemic therapies (Cohorts 2, 3 and all-comers). Cohorts 2 and 3 recruited KIR3DL2 expressing and non-expressing patients respectively based on an IHC assay for use on frozen tissue. The cohorts were designed using Simon 2-stage approach which pre-defined an efficacy threshold in Stage 1 before continuing to stage 2. While Cohort 2 continues to Stage 2, the pre-specified threshold for Cohort 3 was not met, and was therefore closed in March 2022.
In March 2022, the Company announced the opening of a new mycosis fungoides (MF) all-comers cohort in the TELLOMAK study. The all-comers cohort was planned to recruit both KIR3DL2 expressors and non-expressors to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay as a companion diagnostic.
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
The study started in 2019 and completed enrollment in June 2023 (n=170 patients).

The TELLOMAK study experienced some supply issues within 2019/2020 which lead to clinical hold, now resolved and summarized below:
• November 2019, Impletio Wirkstoffabfüllung GmbH (formerly known as Rentschler Fill Solutions GmbH), the subcontractor in charge of the fill-and-finish manufacturing operations of lacutamab unilaterally decided to withdraw the certificates of conformance of all clinical batches produced at their facilities, including lacutamab. The company also filed for bankruptcy.
• Discussions were held with US and European national regulatory authorities regarding GMP deficiencies resulting in a suspension of enrollment of new patients into TELLOMAK from December 2019.
• In January 2020, the TELLOMAK trial in Sézary syndrome and MF in France and in the United Kingdom, was reactivated following authorization by the respective national authorities. In June 2020, the FDA lifted the partial clinical hold placed on the TELLOMAK Phase 2 clinical trial, based on a quality assessment of a new GMP-certified batch successfully manufactured for the lacutamab clinical development program, including the TELLOMAK trial. Regulatory agencies in Spain, Germany and Italy also lifted, in the third quarter of 2020, their partial clinical holds on the TELLOMAK trial, enabling Innate to resume recruitment of the trial in these countries.
Importantly, there were no safety issues related to the trial medication. This is consistent with the review conducted by the Independent Data Monitoring Committee (IDMC), which concluded there were no safety issues related to lacutamab, and the product appeared to be well-tolerated among current patients enrolled in the trial. Lacutamab fill and finish manufacturing operations were transferred to alternative CMOs

In October 2023, the FDA placed a partial clinical hold on the lacutamab IND leading to a pause in new patient enrollment to the Company’s lacutamab trials IPH4102-201 (Phase 2 TELLOMAK) and 102 (Phase 1b PTCL). The partial clinical hold followed one fatal case of hemophagocytic lymphohistiocytosis, a rare hematologic disorder. In January 2024, Innate announced that the US Food and Drug Administration (FDA) has lifted the partial clinical hold. The FDA decision to lift the partial clinical hold is based on the FDA review of the fatal case which Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and lacutamab unrelated.
Based on the results of a planned futility interim analysis, however, and in consultation with FDA, the Phase 1b study will not enroll additional patients. Despite objective responses observed, the Company-sponsored Phase 1b clinical trial evaluating lacutamab as monotherapy in patients with KIR3DL2-expressing refractory/relapsing PTCL will not be reopened to recruitment as the prespecified threshold for meaningful clinical activity was not reached.

2.Clinical results in Sézary Syndrome (SS) (Cohort 1)
•Final results from the Phase 2 TELLOMAK study in Sézary Syndrome were presented at the ASH Meeting in December 2023.
◦As of May 1, 2023, the study’s data cutoff, patients in the Sézary Syndrome cohort (cohort 1, n=56) received a median of five prior systemic therapies, including mogamulizumab, and had a median follow-up of 14.4 months.

◦The data demonstrated that lacutamab showed robust clinical activity and an overall favorable safety profile. The global confirmed objective response rate, or ORR, was 37.5% (21 out of 56), including two complete responses and 19 partial responses. ORR in the skin was 46.4% (26 out of 56), including five complete responses and 21 partial responses and ORR in the blood was 48.2% (27 out of 56) with 15 CR and 12 PR. Median progression-free survival was 8.0 months (95% confidence interval 4.7-21.2). In patients who achieved a global response, the median duration of response is 12.3 months (95% confidence interval 5.1-NE).

Efficacy results in Sézary Syndrome patients (n=56)

3.Interim clinical results in mycosis fungoides (MF)
•In February 2021, the Company announced that lacutamab demonstrated a positive early signal in Cohort 2 testing lacutamab in KIR3DL2 expressing MF patients in the TELLOMAK trial. This cohort reached the pre-determined number of responses needed to advance to stage 2, allowing the Company to recruit additional patients.
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
•In September 2022, MF Cohorts 2 and 3 Stage 1 interim data were presented at the EORTC congress. As of the March 4, 2022 data cutoff:
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
•In 2023, MF Cohorts 2 and 3 interim efficacy results according to updated guidelines were presented at the International Conference on Malignant Lymphoma and EORTC Cutaneous Lymphoma Tumour Group Annual Meeting congresses in June and October 2023, respectively.
◦As of the March 4, 2022 data cutoff, patients in the KIR3DL2-expressing MF cohort (cohort 2, n=21) received a median of 4 prior systemic therapies, and had a median follow-up of 12.2 months. In the KIR3DL2 non-expressing cohort (cohort 3, n=18), patients received a median of 4.5 prior systemic therapies and had a median follow-up of 13.8 months.
◦Lymph Node assessment is an important component of staging and response assessment in CTCL (cutaneous T cell lymphomas). In a recent update to the Olsen 2011 guidelines, it was clarified that the pathological assessment of lymph nodes be limited to those that satisfy nodal lymphoma i.e. N3 designation (Olsen 2021). Based on these criteria, results showed that lacutamab produced an increased global objective response rate (ORR) of 42.9% (95% confidence interval [CI], 24.5-63.5) in patients with KIR3DL2 ≥ 1% MF (cohort 2, n=21), including 2 complete responses and 7 partial responses. Clinical Benefit Rate remained unchanged at 85.7% [95% CI tbc]. In Cohort 3, comprising 18 patients with KIR3DL2 < 1% MF, findings remain unchanged.
•Top-line final results for MF Cohorts 2 and 3 are expected in 2024 and when available Innate expects to share them at an upcoming medical conference.

iii.Clinical Trials in PTCL
~~•~~Despite objective responses observed, the Company-sponsored Phase 1b clinical trial evaluating lacutamab as monotherapy in patients with KIR3DL2-expressing refractory/relapsing PTCL will not be reopened to recruitment as the prespecified threshold for meaningful clinical activity was not reached.
•At the ASH Annual Congress 2023, Innate presented a poster with preclinical data demonstrating a synergistic effect between lacutamab and chemotherapy in preclinical models of PTCL, supporting the rationale for combination strategy in this clinical indication.
•The Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial, an investigator-sponsored, randomized trial led by the Lymphoma Study Association (LYSA) to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL is ongoing.

Monalizumab, a Dual Checkpoint Inhibitor Targeting T Cells and NK Cells
a.Mechanism & Rationale
Monalizumab (IPH2201) is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells. NKG2A is an inhibitory receptor for HLA-E. HLA-E is frequently overexpressed in the cancer cells of many solid tumors and hematological malignancies. By expressing HLA-E, cancer cells can protect themselves from killing by NKG2A+ immune cells. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies (André et al., Cell 2018).
b.Rationale for combinations with monalizumab
The Company is primarily focused on investigating monalizumab in combination with durvalumab, which is an antibody directed against PD-L1. PD-L1 and HLA-E are both up-regulated on many cancer cells, and they have both been observed to suppress tumor immune response and contribute to tumor progression. Innate Pharma's preclinical data support its hypothesis that a monalizumab and durvalumab combination therapy may result in a greater anti-tumor immune response than durvalumab alone by blocking both the PD-1/PD-L1 and the NKG2A/HLA-E inhibitory pathways.
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

c.Clinical Development Plan
i.Overview
Monalizumab has been evaluated in clinical trials in head and neck, lung and other cancer indications. Innate is responsible for the conduct of the IPH2201-203 study in head and neck squamous cell carcinoma, while AstraZeneca is conducting all other trials (except for the External Sponsored studies).

Below is a summary of ongoing clinical trials in NSCLC that AstraZeneca is conducting to evaluate monalizumab:

ii.Clinical Development Plan in Lung Cancer
Lung cancer is the leading cause of cancer death, accounting for about one-third of all cancer deaths. In 2020, an estimated 2.2 million people were diagnosed with lung cancer worldwide. Eighty to eighty-five percent are classified as NSCLC. Stage III NSCLC represents approximately one quarter of NSCLC incidence. In 2018, the FDA approved durvalumab for patients with unresectable stage III NSCLC whose disease has not progressed following concurrent platinum-based chemotherapy and radiation therapy. However, there is still a need for new treatment options to further increase the potential for cure in this setting. AstraZeneca conducted COAST, a randomized Phase 2 trial investigating durvalumab alone or in combination with either oleclumab (anti-CD73 monoclonal antibody) or monalizumab (anti-NKG2A monoclonal antibody) in patients with locally advanced, unresectable Stage III NSCLC who had not progressed after chemoradiotherapy (CRT). Following on the signal observed in this Phase 2 study, AstraZeneca has started a randomized Phase 3 study PACIFIC-9 of monalizumab or oleclumab plus durvalumab in unresectable, Stage III NSCLC setting for patients who have not progressed after concurrent chemoradiation therapy.
Separately, AstraZeneca evaluated the effectiveness and safety of neoadjuvant durvalumab alone or in combination with monalizumab or oleclumab in subjects with resectable, early-stage (Stage I [>2 cm] to IIIA) non-small cell lung cancer (NeoCOAST) and in 2022 initiated the Phase 2 trial, NeoCOAST-2, with neoadjuvant and adjuvant treatment, that includes an arm with durvalumab in combination with chemotherapy and monalizumab.

iii.Clinical Development Plan in Head and Neck Cancer
In head and neck cancer, Innate and AstraZeneca evaluated monalizumab in combination with cetuximab in R/M SCCHN IO naïve or IO-pretreated in a Phase 1b/2 study (IPH2201-203). Based on the results and the unmet need in the IO-pretreated population, AstraZeneca and Innate elected to advance this program to a Phase 3 study (INTERLINK-1). Dosing of the first patient in this trial triggered a $50 million milestone payment from AstraZeneca to Innate in October 2020. In 2022, Innate shared that a planned futility interim analysis of the INTERLINK-1 Phase 3 study sponsored by AstraZeneca did not meet a pre-defined threshold for efficacy. Based on this result and the recommendation of an Independent Data Monitoring Committee, AstraZeneca informed Innate that the study would be discontinued. There were no new safety findings.

•IPH2201-203 was an open-label, Phase 1b/2 clinical trial in combination with cetuximab and/or durvalumab in patients with R/M SCCHN. This study, sponsored by Innate Pharma started in December 2015 and the last patient last visit was in March 2023. The study included :
▪a Phase 1b dose-escalation portion
▪a Phase 2 portion comprising three expansion cohorts:
◦Cohort 1, which enrolled 43 patients, evaluated the combination of monalizumab and cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who had been previously treated with chemotherapy alone or chemotherapy followed by checkpoint inhibitors;
◦Cohort 2, which enrolled 41 patients and evaluated the combination of monalizumab and cetuximab in patients with R/M SCCHN who have received a maximum of two prior systemic regimens in the R/M setting and with prior exposure to a PD-(L)1 inhibitor (who Innate refers to as IO-pretreated patients); and
◦Cohort 3, which enrolled 40 patients, began recruiting in April 2019 and evaluated the combination of monalizumab, cetuximab and durvalumab in IO-naïve patients with R/M SCCHN.
•Interlink-1 was a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab vs. placebo and cetuximab designed to enroll approximately 600 patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”). The study started on October 2, 2020 and on August 1, 2022, the company announced that the study will be discontinued.

d.Clinical Results
i.Lung Cancer: Phase 2 COAST Study
In September 2021, AstraZeneca presented a late-breaker abstract on the randomized COAST Phase 2 trial in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) at the European Society for Medical Oncology (ESMO) Congress. The presentation highlighted progression-free survival (PFS) and overall response rate (ORR) results for durvalumab in combination with monalizumab, Innate’s lead partnered asset, and oleclumab, AstraZeneca’s anti-CD73 monoclonal antibody. After a median follow-up of 11.5 months, the results of an interim analysis showed a 10-month PFS rate of 72.7% for durvalumab plus monalizumab, versus 39.2% with durvalumab alone in unresectable, Stage III NSCLC patients following chemoradiation therapy. The results also showed an increase in the primary endpoint of confirmed ORR for durvalumab plus monalizumab over durvalumab alone (36% vs. 18%). Data are published in the Journal of Clinical Oncology in 2022 (figure below).

Antitumor Activity	Durvalumab (n = 67)	Durvalumab + Oleclumab (n = 60)	Durvalumab + Monalizumab (n = 62)
Confirmed ORR, % (95% CI)[a] (No.)	17.9 (9.6 to 29.2) (12)	30.0 (18.8 to 43.2) (18)	35.5 (23.7 to 48.7) (22)

Treatment Arm	No. of Events/ Total No. of Patients (%)	Median PFS, Months (95% CI)[a]	12-Month PFS Rate, % (95% CI)	HR, % (95% CI)[b,c]
Durvalumab + monalizumab	21/62 (33.9)	15.1 (13.6 to NE)	72.7 (58.8 to 82.6)	0.42 (0.24 to 0.72)
Durvalumab + oleclumab	22/60 (36.7)	NR (10.4 to NE)	62.6 (48.1 to 74.2)	0.44 (0.26 to 0.75)
Durvalumab	38/67 (56.7)	6.3 (3.7 to 11.2)	33.9 (21.2 to 47.1)	–

PFS (probability)
1.0
0.9
0.8
0.7
0.6
0.5
0.4
0.3
0.2
0.1
0
2
4
6
8
10
12
14
16
18
20
Time Since Random Assignment (months)

ii.Lung Cancer: Phase 2 NeoCOAST Study
In March 2022, the Phase 2 NeoCOAST multi-drug platform study assessing the safety and efficacy of neoadjuvant durvalumab in combination with chemotherapy and oleclumab, monalizumab or danvatirsen and adjuvant treatment in participants with resectable, early-stage non-small cell lung cancer was accepted for an oral presentation on April 11, 2022 at the Annual Meeting 2022 of the American Association for Cancer Research (AACR).” The study demonstrated that a single cycle of neoadjuvant durvalumab combined with oleclumab, monalizumab, or danvatirsen produced numerically improved MPR rates (19, 30 and 31.2%, respectively) compared with durvalumab alone (11.1%). No differences in pCR rates were observed between treatment arms.

iii.Lung Cancer: Phase 3 PACIFIC-9
In June 2023, AstraZeneca presented at the ASCO conference a trial-in-progress poster on the PACIFIC-9 study: "Phase 3 study of durvalumab combined with oleclumab or monalizumab in patients with unresectable stage III NSCLC (PACIFIC-9)."
PACIFIC-9 started in February 2022 and continues to enroll patients.

iv.Lung Cancer: Phase 2 NeoCOAST-2
In June 2023, AstraZeneca presented at the ASCO conference a trial-in-progress poster on the NeoCOAST-2: study: "NeoCOAST-2: A Phase 2 study of neoadjuvant durvalumab plus novel immunotherapies (IO) and chemotherapy (CT) or MEDI5752 (volrustomig) plus CT, followed by surgery and adjuvant durvalumab plus novel IO or volrustomig alone in patients with resectable non-small-cell lung cancer (NSCLC)."
NeoCOAST-2 started in April 2022 and continues to enroll patients.

v.Head and Neck Cancer: IPH2201-203 Study
•Phase 2: Expansion cohort 1
The primary endpoint for the Phase 2 portion of the trial is objective response rate, which is measured as the rate of patients who had a complete or partial response according to RECIST 1.1. Secondary endpoints for the Phase 2 portion of the trial include duration of response, progression-free survival and overall survival.
As of April 30, 2019, 40 patients were enrolled globally. The monalizumab and cetuximab combination demonstrated an acceptable safety profile. The trial was declared positive, as the required predefined number of at least eight responses was reached with an ORR of 27.5% (36% and 17% in IO naïve and IO pretreated patients, respectively). With a median follow-up of 17 months (mo), median OS is 8.5 mo with a trend for improved survival in IO-pretreated patients (14.1 mo in IO-pretreated patients and 7.8 in IO naïve patients, respectively) and 12 mo OS rate of 44% (60% in IO-pretreated and 32% in IO naïve patients, respectively).
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
Based on these results, a randomized Phase 3 trial, INTERLINK-1, was started to evaluate the combination monalizumab + cetuximab versus cetuximab + placebo in R/M SCCHN post platinum and post anti-PD-(L)1 patients.
•Phase 2: Expansion cohort 3
As of August 1, 2021, 40 patients were enrolled in the cohort 3 evaluating monalizumab, cetuximab and durvalumab in first line treatment of R/M SCCHN. Median follow-up was 16.3 months (4.4-25.7); 13 patients had a confirmed response, ORR=32.5% [95%CI: 20-48], including three complete responses. Median time to response was 1.8 months [1.6-3.7]. 6/13 responders were still on treatment, with median duration of response not yet reached [7.1-NR]. Median PFS was 6.9 months [4.4-9.3], and 12 months OS was 59% [45-77]. These results were presented at the ESMO IO conference in 2021.

vi.Head and Neck Cancer: INTERLINK-1
Interlink-1 was a global, multi-center, randomized, double-blind Phase 3 study of monalizumab and cetuximab vs. placebo and cetuximab designed to enroll approximately 600 patients with recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) who have been previously treated with platinum-based chemotherapy and PD-(L)1 inhibitors (“IO-pretreated”). On August 1, 2022, the company announced that a planned futility interim analysis did not meet a pre-defined threshold for efficacy. Based on this result and the recommendation of an Independent Data Monitoring Committee, AstraZeneca informed Innate that the study would be discontinued. There were no new safety findings. Clinical data presented at the ESMO conference on October 23, 2023 showed that OS and PFS were not improved with monalizumab plus cetuximab versus placebo plus cetuximab; and that ORR in the placebo plus cetuximab arm was higher than in previous reports of participants with R/M HNSCC with progression on / after platinum therapy. Exploratory biomarker analyses are ongoing to identify subpopulations that may benefit from monalizumab plus cetuximab treatment.

vii.Phase 1/2 Clinical Trial in Solid Tumors, including Colorectal Cancer (in combination with durvalumab): D419NC00001
AstraZeneca has evaluated monalizumab in combination with durvalumab in a Phase 1/2 clinical trial in 383 patients with advanced solid tumor malignancies. The study consisted of three parts: dose escalation (Part 1), dose expansion (Part 2) and dose exploration (Part 3). In 2018, clinical data showed preliminary anti-tumor activity in patients with recurrent/metastatic microsatellite-stable colorectal cancer (MSS-CRC), a population historically unresponsive to PD-1/L1 blockade. Thirty-one percent disease control rate at 16 weeks (DCR: % of responses and stable disease) suggested that patients may benefit from stabilizing effect when 88% of patients had two or more prior lines of therapy for recurrent/metastatic disease. These data formed a basis for exploring the combination with standard of care therapies (SoC) in less heavily pretreated patients.

e.Partnership with AstraZeneca
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

IPH5201, an Anti-CD39 Antibody Targeting the Immunosuppressive Adenosine Pathway
a.Mechanism & Rationale
CD39 is an extracellular enzyme that is expressed in the tumor microenvironment, on both tumor infiltrating cells and stromal cells in several cancer types. CD39 inhibits the immune system by degrading adenosine triphosphate (ATP) into adenosine monophosphate (AMP), that is then further degraded into adenosine by CD73. By promoting the accumulation of immune-stimulating ATP, and preventing the production of immune-suppressive adenosine, the blockade of CD39 may stimulate anti-tumor activity.
IPH5201 is a blocking antibody targeting the CD39 immunosuppressive pathway.

Targeting the adenosine pathway has recently been reported to improve Durvalumab (anti-PD-L1) efficacy in early-stage Non-Small Cell Lung Cancer (NSCLC) patients, through the use of Oleclumab, an anti-CD73 mAb. Indeed, in the COAST randomized Phase 2 study, oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) (Herbst, JCO, 2022). Also, in the NeoCoast randomized Phase 2 study, one cycle of neoadjuvant oleclumab in combination with durvalumab improved major pathological response (MPR) and pathological complete response (pCR) rates versus durvalumab alone, in stage I-IIIA resectable NSCLC patients (Cascone, AACR 2022).
This supports the evaluation of the combined blockade of CD39 and PD-L1, with IPH5201 and durvalumab, respectively, that can hypothetically increase activity when compared to durvalumab monotherapy by altering the balance of ATP and adenosine in the tumor microenvironment.

b.Non Clinical Development
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

CD39 is expressed in both squamous and adenocarcinoma subtypes of NSCLC with expression noted across disease stages (Anceriz, ESMO-IO 2022, Poster 190P, abstract 384). In a mouse tumor model engrafted in huCD39KI mice, moIPH5201 was able to decrease the human CD39 enzymatic activity and to lower the Ado level in situ. In vitro, chemotherapies induced extracellular ATP release by tumor cells and IPH5201 was able to accumulate the released ATP, following chemotherapy treatment. Finally, as shown in the figure below, in vivo, in a mouse tumor model engrafted in huCD39KI mice, moIPH5201 improved the anti-tumor efficacy of gemcitabine and anti-PD-L1 combination. The three graphs on the left (A) show the best tumor volume change in percentage, for each treated group in comparison to the control group. The diagram on the right outlines survival in each group.

Altogether, the expression profile of CD39 in early-stage NSCLC and preclinical combination data support the clinical evaluation of IPH5201 in combination with Durvalumab and chemotherapies in early-stage NSCLC patients.
c. Clinical development
i.Overview and indications
IPH5201 has been evaluated in a Phase 1 clinical in advanced solid tumors, in monotherapy and in combination with durvalumab; and is being investigated in a Phase 2 clinical trial, MATISSE, in combination with durvalumab and chemotherapy in non-small cell lung cancer (NSCLC).

Lung cancer is the second most common cancer in both men and women, with an estimated 234,030 new cases of lung cancer in the United States in 2018, and remains the main cause of cancer-related deaths worldwide. Resectable, early‑stage NSCLC is considered a potentially curable disease, and the standard of care is surgery alone or surgery with adjuvant or neoadjuvant platinum‑based doublet chemotherapy (NCCN 2022). However, patients had five‑year survival rates ranging from approximately 70% for Stage IA1 NSCLC to 20% for Stage IIIA NSCLC (Chansky, 2017).
Recently, the role of PD-1/PD‑L1 inhibition has been evaluated for the treatment of resectable, early‑stage NSCLC in adjuvant and neoadjuvant setting and led to improved outcomes and recent approval (Nivolumab/Checkmate 816 and Pembrolizumab/KEYNOTE-671). Recent interim data from the Phase III AEGEAN study (NCT03800134) showed that perioperative durvalumab (anti-PD-L1) plus neoadjuvant CT significantly improved both pathological complete response (pCR) rate (17.2% in the durvalumab-based regimen arm vs 4.3% in the CT arm) and Event-Free Survival (EFS) (median not reached in the durvalumab-based regimen arm vs 25.9 months in the CT arm) in patients with resectable, Stage IIA–IIIB[N2] NSCLC.

ii.Phase I in advanced solid tumors
A Phase 1 clinical trial (NCT04261075), sponsored by AstraZeneca, with first patient treated in March 2020, evaluated IPH5201, an anti-CD39 blocking monoclonal antibody, in adult patients with advanced solid tumors. The purpose of the study was to evaluate IPH5201 as monotherapy and in combination with durvalumab (anti-PD-L1) and with or without oleclumab (anti-CD73 monoclonal antibody). This multicenter, open-label, dose-escalation Phase 1 study evaluated the safety, tolerability, antitumor activity, pharmacokinetics (PK), pharmacodynamics (PD) and immunogenicity of IPH5201 alone, or in combination with AstraZeneca’s anti-PD-L1 therapy, durvalumab, with or without its anti-CD73 monoclonal antibody, oleclumab.
The current study status is completed and results were presented at the ESMO-IO congress (Imbimbo, Poster 188P, abstract 472). IPH5201 was well tolerated when used alone or in combination with durvalumab up to a dose of 3000 mg Q3W. The safety profile was manageable, with the most common treatment-related adverse events being infusion-related reactions and fatigue; no new safety signals were identified beyond those observed with durvalumab monotherapy. No maximum tolerated dose (MTD) was identified. PK of IPH5201 was non-linear at ≤300 mg and linear at ≥1000 mg. The PD profile, including inhibition of CD39 activity in the tumors of patients treated with IPH5201, was consistent with the proposed mechanism of action for IPH5201.
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

A.
Best change from baseline (%)
SD
PD
NE
IPH5201 100mg
IPH5201 300mg
IPH5201 1000mg
IPH5201 3000mg
New lesion
0%
0%
Pancreatic
Pancreatic
Pancreatic
CRC
Pancreatic
Ovarian
Thyroid
NSCLC (sq)
Pancreatic
Pancreatic
NSCLC (sq)
CRC
CRC
Pancreatic
Pancreatic
Pancreatic
NSCLC (sq)
Pancreatic
NSCLC (ad)
CRC
NSCLC (sq)
Pancreatic
NSCLC (sq)
NSCLC (sq)
Pancreatic
Pancreatic
CRC
Ovarian
NSCLC (sq)
NSCLC (ad)
Pancreatic
Prostate
Pancreatic
Pancreatic
Appendix
Appendix
Pancreatic
B.
160%
Best change from baseline (%)
SD
PD
NE
New lesion
IPH5201 300mg + Durva
IPH5201 1000mg + Durva
IPH5201 3000mg + Durva
0%
Pancreatic
Skin (SCC)
Pancreatic
Pancreatic
CRC
Endometrial
CRC
NSCLC (sq)
Pancreatic
Pancreatic
NSCLC (sq)
CRC
CRC
Osteosarcoma
Cervical
CRC
Pancreatic
Prostate
Ampullary

ad, adenocarcinoma; CRC, colorectal cancer; Durva, durvalumab; NC, not calculated; NE, not evaluable; NSCLC, non-small-cell lung cancer; OS, overall survival; PD, progressive disease; PFS, progression-free survival; scc, squamous cell carcinoma; SD, stable disease; sq, squamous

iii.Phase II MATISSE study in NSCLC
MATISSE is a Phase 2 multicenter single-arm study (NCT05742607), sponsored by Innate Pharma, evaluating neoadjuvant and adjuvant treatment with IPH5201, an anti-CD39 blocking monoclonal antibody, in combination with durvalumab (anti-PD-L1) and chemotherapy, in treatment-naïve patients with resectable early stage non-small cell lung cancer (NSCLC). The primary objectives of the study are to assess antitumor activity of neoadjuvant treatment based on pathological complete response (pCR) and safety. Innate is responsible for conducting the study and shares study costs with AstraZeneca. AstraZeneca supplies clinical trial drugs.
The first patient was dosed in June 2023. In October 2023, Innate Pharma presented at the ESMO conference a trial-in-progress poster on the MATISSE study: "A Phase II multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201 and durvalumab in patients with resectable, early-stage (II to IIIA) non-small cell lung cancer (MATISSE)."

d.Partnership
In October 2018, Innate Pharma and AstraZeneca entered into a development collaboration and option agreement for further co-development and co-commercialization for IPH5201. Following the dosing of the first patient on March 9, 2020, in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone payment to Innate under the companies’ October 2018 multi-product oncology development collaboration. Innate made a €2.7 million milestone payment to Orega Biotech SAS after the dosing of the first patient in the Phase 1 pursuant to Innate’s exclusive licensing agreement (see “Item 10C.—Material Contracts”).
In June 2022, the 2018 IPH5201 Option Agreement was amended. Innate received a $5 million milestone payment from AstraZeneca upon signature of the amendment and is responsible for conducting a Phase 2 multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201, durvalumab, and chemotherapy in patients with resectable, early-stage non-small cell lung cancer (NSCLC). The "MATISSE" Study has started and is recruiting patients. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs. Innate made a €0.6 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.

IPH5301, an Anti-CD73 Antibody Targeting the Immunosuppressive Adenosine Pathway
a.Mechanism & Rationale
Targeting the pathway that metabolizes adenosine triphosphate (ATP) to adenosine in the tumor microenvironment is an emerging therapeutic strategy to promote antitumor immunity (Di Virgilio et al., 2018, Leone et al., 2018, Vijayan, 2017). Within the tumor microenvironment, extracellular ATP is released by dying cells and has an immune-stimulatory activity, promoting activation of antigen presenting cells, and a subsequent immune response (de Andrade Mello et al., 2017; Ghiringhelli et al., 2009). The extracellular enzyme CD39 hydrolyses ATP into adenosine diphosphate (ADP) and adenosine monophosphate (AMP) in the extracellular space, and CD73 ectonucleotidase (NT5E, ecto-5’-nucleotidase) further metabolizes AMP to adenosine (Allard, 2016). Adenosine exerts immunosuppressive effects on both the myeloid and lymphoid compartments (de Andrade Mello et al., 2017). In T cells, adenosine inhibits effector T cell activation, induces T cell anergy and expands T regulatory cells (Ehrentraut et al., 2012; Romio et al., 2011; Zarek et al., 2008). Finally, adenosine inhibits NK cell-mediated tumor cell lysis (Beavis et al., 2013).
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
IPH5301 inhibits CD73-mediated hydrolysis of adenosine monophosphate (AMP) to adenosine. CD73 has been shown to be expressed by tumor cells as well as stromal cells, endothelial cells and B and T lymphocytes within the tumor microenvironment, and it has been shown to play a significant role in promoting immunosuppression through the pathway degrading AMP into adenosine. Therefore, inhibition of CD73‑mediated hydrolysis of AMP by IPH5301 has the potential to reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types, as shown in the figure below.

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
c.Preclinical Development
CD73 immunohistochemistry studies have revealed that in breast, pancreas and ovarian cancers the vast majority of patients expressed CD73 on either tumor or stromal cells (Wang et al; Oncotarget 2017, Innate Pharma Internal data). Additionally, high expression of CD73 in tumors has been associated with poor prognosis in a variety of cancer types: non-small cell lung cancer, prostate cancer, TNBC, ovarian cancer, colorectal cancer and gastric cancer (Inoue et al. 2017; Leclerc et al. 2016; Loi et al. 2013; Gaudreau et al. 2016; Wu et al. 2016; Lu et al. 2013).
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
In syngeneic murine tumor-bearing human CD73 knock-in mice, IPH5301 enhanced the antitumor effects of PD-1 blockade, as shown in the figure below. The four graphs show changes in tumor volume over time depending on the type of treatment group, which included a control group (black), an IPH5301

(mouse version) group (pink), an anti-mouse PD-1 group (blue) and an PD-1 and IPH5301 combination group (green).

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
As further evidence for the negative role of CD73 in anti-tumor response, Loi et al., 2013, examined gene expression data from 6,000 breast cancer patients and found that high CD73 expression was associated with poor prognosis in triple-negative breast cancer (TNBC), as was the association between high CD73 gene expression and pre-surgery treatment with the standard of care chemotherapy anthracycline. In mice inoculated with the syngeneic 4T1.2 breast tumor cell line, a combination of an anti-CD73 antibody and doxorubicin (an anthracycline) led to a greater reduction in tumor volume and increase in mouse survival than either treatment alone.
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

d.Ongoing Clinical Trial
In December 2021, an investigator-sponsored Phase 1 trial of IPH5301 was initiated by the Institut Paoli-Calmettes. CHANCES-IPC 2021-008 (NCT05143970) is a First In Human, Phase 1, multicenter, European study evaluating an anti-CD73, IPH5301, in advanced and/or metastatic cancer. The trial will be conducted in two parts. The Part I-Dose escalation aims to identify the maximum tolerated dose (MTD) of IPH5301 agent in monotherapy and recommended Phase 2 dose (RP2D) for future trials, followed by a safety expansion study part cohort. In the Part II-Expansion cohort, a total of 12 HER2+ cancer patients, respectively six breast cancer patients and six gastric cancer patients, are planned to be enrolled into the next expansion cohort to select a recommended dose of IPH5301 to be administered in combination with chemotherapy and trastuzumab for evaluation in future trials with selected advanced solid tumors. In March 2022, The Institut Paoli Calmettes announced that the first patient had been dosed. In December 2022, a "Trial in Progress" poster was presented by the Institut Paoli Calmettes at ESMO-IO 2022 congress (Goncalvez, ESMO-IO 2022, Poster 199, abstract 290). This trial is ongoing.

ANKET® Platform
a.General Overview
Multi-specific monoclonal antibodies, or multi-specifics, are antibody-derived formats that can simultaneously bind to two or more different types of molecules. A number of studies of bispecific antibodies are currently underway, such as those assessing the safety and efficacy of bispecific T cell engagers, such as BiTEs, which engage T cells via the antigen receptor on one side of the bispecific T cell engager, and a tumor antigen on the other side of the BiTE. These molecules have demonstrated the ability to reduce or slow the growth of tumors in cancer patients, but they also carry a significant toxicity risk. This toxicity risk occurs by engaging all T cells, irrespective of their specificity and development status, potentially leading to an overt production of cytokines by these T cells, referred to as a cytokine storm. In parallel, bispecific killer cell engagers (BiKEs) that engage CD16 receptors found on NK cells, and tri-specific killer cell engagers (TriKEs) that engage CD16 receptors and contain IL-15, a cytokine that promotes NK cell activation and survival, have also been developed to target antigens expressed on solid tumors. BiKEs and TriKEs can be effective both in vitro and in vivo in preclinical models. These multi-specific molecules that engage NK cells could reduce the risks associated with toxicity, as NK cell counts represent only approximately 10% of T cell counts, thereby potentially limiting the likelihood of inducing a cytokine storm. However, it remains unclear whether these multifunctional CD16 engager antibodies can activate NK cells in solid tumors since they often express low levels of CD16.
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

ANKET® Pipeline
Sanofi's partnership
IPH6101/SAR'579, a CD123-targeting NK Cell Engager
a.Mechanism
IPH6101/SAR443579 is the first trifunctional anti-CD123 NK cell engager NKp46/CD16 using Innate’s proprietary multi-specific antibody format ANKET®. It has shown anti-tumor activity in preclinical models, including supporting pharmacokinetic/pharmacodynamic (PK/PD) and safety data in non-human primate studies, leading to its selection as a drug candidate for development. It is part of the Sanofi 2016 research collaboration and licensing agreement, under which the companies collaborate on the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells. Several NK cell therapies have been shown to induce antitumor responses, without the complications frequently associated with T cell therapies, such as cytokine release syndrome (CRS) or neurotoxicity.

b.Indication and Rationale
Acute myeloid leukemia (AML) is the most common acute leukemia in adults, mostly affecting elderly patients, with a median age at diagnosis of 65-70 years. AML is a heterogeneous cancer characterized by the clonal expansion of myeloid precursors in the bone marrow and peripheral blood. Despite significant progress in the care of AML patients in the past decade, there is still a clear unmet medical need in AML, as up to 50% of patients relapse after initial chemotherapy, and the prognosis for older patients remains poor.
Cytotoxic antibodies targeting CD123 displayed limited antileukemic activity in several clinical trials, even when tested in the form of Fc-engineered antibodies designed specifically to increase antibody-dependent cell cytotoxicity (ADCC). By contrast, T cell engager molecules and CAR-T cell therapies have some clinical efficacy, but are also highly toxic, confirming the need for alternative targeted approaches for the treatment of AML. NK cell-based therapies may provide new treatment perspectives and a safer alternative for targeting tumor cells in this context.

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
The anti-CD123 antibody-mediated killing of primary blasts from AML patients (AML#1 to AML#4) was evaluated ex vivo with NK cells from healthy donors as effectors. The anti-CD123 antibody (CD123-IgG1+) mediated the killing of blasts from half the patient samples (AML#1 and AML#2) but was barely active against blasts from the other half of the primary samples (AML#3 and AML#4). The patient samples could therefore be separated into two distinct groups: CD123-IgG1+-responders and CD123-IgG1+-non-responders.
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
Innate and Sanofi evaluated the PK/PD of CD123-NKCE administered by a single one-hour i.v. infusion of a high (3 mg/kg) or low (3 µg/kg) doses in male cynomolgus monkeys (two animals each for the 3 mg/kg and 3 µg/kg doses). Treatment with CD123-NKCE promoted a sustained and complete depletion of CD123+ cells in the blood of all monkeys, for more than 10 days, at both the 3 mg/kg and 3 µg/kg doses, with only very small amounts (< 50 pg/mL) of the pro-inflammatory cytokines IL-6 and IL-10 released without any associated clinical signs.

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
▪In June 2023, safety and preliminary efficacy were presented during an oral presentation at the ASCO Meeting. Preliminary data showed SAR443579 / IPH6101 was well tolerated and induced three complete responses in the eight patients at 1 mg/kg as the highest dose. In addition, Innate Pharma shared Sanofi’s news that the FDA has granted Fast Track Designation for SAR’579 / IPH6101 for the treatment of hematological malignancies.
▪In October 2023, a preliminary Pharmacokinetics (PK) and Pharmacodynamic (PD) Analysis of the CD123 NK Cell Engager SAR’579/IPH6101 in patients with relapsed or refractory AML, B-ALL or HR-MDS was presented at the ESMO congress.
▪In December 2023, updated efficacy and safety results were shared in a poster presentation at the ASH Annual Meeting. Abstract details included:
•As of July 5, 2023, 43 patients (42 R/R AML and one HR-MDS) across eight dose levels at 10 – 6000 μg/kg/dose were included. Patients had received a median of 2.0 (1.0 – 10.0) prior lines of treatment with 13 patients (30.2%) reporting prior hematopoiectic stem cell transplantation and 36 patients (83.7%) with prior exposure to venetoclax.
•In dose levels with a highest dose of 1000 μg/kg QW, 5 out of 15 (33.3%) AML patients achieved a complete remission, or CR, (4 CRs and 1 CR with incomplete hematological recovery) as of the cut-off date.

•Data from preliminary pharmacokinetics / pharmacodynamic and in vitro mechanistic analyses studying dose-response relations were also presented.
•SAR443579 was well tolerated up to doses of 6000 μg/kg QW with observed clinical benefit in patients with R/R AML. The results are consistent with the predicted favorable safety profile.

IPH6401/SAR’514, a BCMA-targeting NK Cell Engager
a.Mechanism
IPH6401/SAR’514 is a trifunctional anti-BCMA NKp46xCD16 NK cell engager, using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on Innate’s ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.

b.Clinical trial

A Sanofi-sponsored Phase 1/2 clinical trial (NCT05839626) is evaluating SAR’514 / IPH6401 in relapsed/refractory Multiple Myeloma (RRMM) and Relapsed/Refractory Light-chain Amyloidosis (RRLCA). The purpose of the dose escalation and dose expansion study is to evaluate the safety, pharmacokinetics and preliminary efficacy of SAR’514 in monotherapy in patients with RRMM and RRLCA. The clinical trial is part of the Sanofi 2016 research collaboration and licensing agreement.
Innate Pharma announced that the first patient was dosed in November 2023.

IPH62, a B7-H3-targeting NK Cell Engager
IPH62 is a multi-specific NK cell-engaging antibody targeting B7-H3, using Innate's proprietary multi-specific antibody format, the ANKET® platform.
IPH62 provides dual targeting of NK cell activating receptors, NKp46 and CD16, based on Innate's proprietary ANKET® (Antibody-based NK cell Engager Therapeutics) platform for optimised NK cell activation.

Proprietary ANKET®
IPH6501, a CD20-targeting tetra-specific NK Cell Engager
a.Mechanism
The IPH6501 program is developing a CD20-targeting tetra-specific Antibody-based NK cell Engager Therapeutics (ANKET®). CD20 is an antigen expressed by a number of B cell malignancies, and its targeting by therapeutic antibodies has shown efficacy to treat the patients although a number of the tumors develop resistance and relapse. Compared to a classical IgG1-based antibody which engages Fc receptors and a tumor antigen, IPH6501 co-engages on one hand NKp46 and Fc receptors, as well as CD122 subunit of the IL-2 receptor (but not CD25 subunit), and on the other hand CD20 as a targeted antigen on malignant B cells, leading to potent NK cell activation, cytotoxicity and control of tumor growth.
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
NHL is the most prevalent hematological malignancy, accounting for 4% of all new cancer cases and 3% of cancer-related deaths in the United States (Howlader 2020a, Howlader 2020b). For 2021, estimates for the United States include 81,560 new cases and 20,720 deaths from NHL (American Cancer Society 2021a, American Cancer Society 2021b). In 2020, Europe had 122,979 new cases of NHL reported, and

49,684 deaths were attributable to NHL (World Health Organization (WHO) 2020). The emergence of relapsed refractory (r/r) disease among B-cell malignancies with curtailed sustained responses to treatment and unattained long-term survivals has created a significant unmet need (National Comprehensive Cancer Network (NCCN) 2021a).
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
•In vitro
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
IPH6501 alone without NK cells did not induce direct killing of CD20+ cells. Culturing human purified NK cells with CD20+ B-lymphoma cell lines and IPH6501 induced the specific lysis of tumoral CD20+ cells. Alternatively, culturing human PBMCs with IPH6501 induced the specific depletion of normal CD20+ B lymphocytes without affecting other lymphocyte population numbers, as well as cytokine production in line with NK cell activation. Incubation of human PBMC with IPH6501 induced a preferential NK cell proliferation that occurred at lower doses as compared to the proliferating effect of IPH6501 on other CD8+ or CD4+ T lymphocytes (expressing the IL-2R).
•In vivo
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

Vehicle
5µg/kg
15µg/kg
50µg/kg
150µg/kg
450µg/kg
1350µg/kg
% of lung affected by metastasis
100
80
60
40
20
0
0
5
15
50
150
450
1350
moIPH6501 (µg/kg)

Updated preclinical data were presented at the European Hematology Association (EHA) congress in June 2023, including experiments on non-human primates and samples from R/R B-NHL patients. In preclinical settings, IPH6501 was shown to induce NK cell proliferation and to trigger high NK cell cytoxicity against CD20+ target cells in in vitro assays, in ex vivo assays with relapse/refractory (R/R) B-NHL patient samples who received at least one prior treatment, as well as in in vivo studies in non-human primates. A surrogate of IPH6501 mediated a potent anti-tumor activity in vivo in CD20+ tumor models in mice. In addition, in ex vivo assays with R/R B-NHL patient samples, IPH6501 was shown to be more efficient than a T cell engager targeting CD20.
•Non-human primates
In non-human primates, a well-tolerated dose of IPH6501 resulted in NK cell expansion, with minimal increase in systemic cytokine levels, and to the depletion of CD20+ B cells in circulation and lymphoid tissues.
•Analysis from samples from R/R B-NHL patients
Flow cytometric analysis of samples from R/R B-NHL patients revealed that NK cell numbers in blood were within normal range values, and NKp46 expression was maintained in blood and tumor-involved lymph nodes. Of note, in contrast to NKp46, cell surface expression of CD16 was down-regulated on NK cells in B-NHL patient’s lymph nodes, suggesting a potential therapeutic advantage of targeting NKp46 with IPH6501 in B-NHL compared with classical monoclonal antibodies. IPH6501 stimulated NK cell proliferation andCD20+ cell depletion ex vivo in PBMC samples from R/R B-NHL patients, which compared favourably with acontrol CD3xCD20 T cell engager.

IPH6501 is a first-in-class CD20-targeting tetra-specific NK cell engager designed to promote NK cell proliferation and specific cytotoxicity against CD20+ cells. IPH6501 is thus a promising biologic designed to harness the anti-tumor functions of NK cells in CD20+ B cell malignancies.

d.Clinical Trial

An international, first-in-human, multicenter, open-label Phase 1/2 study will evaluate the safety profile, tolerability of IPH6501, and determine the recommended Phase 2 dose (RP2D) for patients with B-Cell non-Hodgkin lymphoma. The Company received a Study May Proceed Letter from FDA in July 2023.
On March 6, 2024, the Company announced that the first patient was dosed in its Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with Relapsed and/or Refractory CD20-expressing B-cell non-Hodgkin’s lymphoma. The study is ongoing and planned to enroll up to 184 patients.

Antibody Drug Conjugates
a.Proprietary
To further our R&D program, the Company continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and continuing to explore Antibody Drug Conjugates (ADC) formats. The Company has a robust pipeline of additional preclinical product candidates. Its additional disclosed preclinical pipeline includes :
–IPH45 is Innate’s proprietary pre-IND anti-Nectin-4 targeting antibody drug conjugate including a Topoisomerase I inhibitor payload. IPH45 is progressing towards the clinic with IND targeted in 2024.
–IPH43, an anti-MICA/B ADC.
Innate will share first preclinical data with IPH45 in an oral presentation at the American Association for Cancer Research (AACR) 2024.
b.Partnered
Innate announced in April 2023 that it granted Takeda exclusive worldwide rights to research and develop ADC using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease.

Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies.
Under the terms of the license agreement, Innate has received an upfront payment of $5 million and is eligible to receive up to $410 million in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license.

Next Step

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
A large number of companies are developing or marketing treatments for cancer, including many major pharmaceutical and biotechnology companies. Many of their competitors have significantly greater experience, personnel and resources as they relate to research, drug development, manufacturing and marketing. In particular, large pharmaceutical laboratories have substantially more experience than the Company does in conducting clinical trials and obtaining regulatory authorizations. Mergers and acquisitions in the pharmaceutical, biotechnology and diagnostic industries may result in even more resources being concentrated among a smaller number of its competitors. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. These competitors are also likely to compete with Innate to recruit and retain top qualified scientific and management personnel, acquire rights for promising product candidates and technologies, establish clinical trial sites and patient registration for clinical trials, acquire technologies complementary to, or necessary for, its programs and enter into collaborations with potential partners who have access to innovative technologies.
Innate's commercial opportunity could be reduced or eliminated if its competitors develop and commercialize products that are more effective, have a better safety profile, are more convenient, have a broader label, have more robust intellectual property protection or are less expensive than any products that the Company may develop. Its competitors also may obtain regulatory approval for their products more rapidly than the Company may obtain approval for its products, which could result in its competitors establishing a strong market position before the Company is able to enter the market. In addition, its competitors could be more efficient in manufacturing or more effective in marketing their own products than the Company or its partners may be in the future.
With respect to its lead product candidate, lacutamab, a monoclonal antibody product candidate targeting KIR3DL2, the Company is aware of several pharmaceutical companies marketing and developing products for the treatment of patients with CTCL, including MF and Sézary syndrome, and PTCL. The latest drugs approved by the FDA for CTCL are: Adcetris (brentuximab vedotin), marketed by Seattle Genetics and approved in combination with chemotherapy for treatment of patients with primary cutaneous anaplastic large cell lymphoma (pcALCL) or CD30-expressing MF who have received prior systemic therapy, and Poteligeo (mogamulizumab), marketed by Kyowa Kirin and approved for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy. Zolinza (vorinostat) is the only drug approved by the FDA for CTCL patients after two prior failures. In the second line setting of PTCL, Beleodaq (belinostat), Folotyn (pralatrexate) and Istodax (romidepsin) have all been approved by the FDA; however, none of these treatments have been approved by the EMA.
With respect to monalizumab, a novel dual-targeting checkpoint inhibitor, other anti-NKG2A have started to be assessed in clinical trials, and several pharmaceutical companies are marketing and developing treatments for either NSCLC. Currently two ongoing clinical trials are assessing other anti-NKG2A molecules. A Phase 1/2 is assessing BMS-986315 (Bristol-Myers Squibb) monotherapy or in combination with nivolumab or cetuximab in patients with solid tumors. A Phase 1 study is assessing S095029 (Servier) monotherapy or in combination with an anti-PD-1 in patients with solid tumors with dose expansion cohorts that add an anti-HER2 or anti-EGFR to the doublet. A Phase 1 study is evaluating BRY805 (BioRay Pharmaceutical Co.) as monotherapy in patients with solid tumours. Exelis and Invenra are collaborating to develop a bispecific targeting PD-L1 and NKG2A which is in the preclinical setting.
There are also several pharmaceutical and biotechnology companies that are focused on the tumor microenvironment, including the complement and the adenosine pathways. Many companies are active in the adenosine pathway, targeting CD73, CD39 or the adenosine receptors. For example, AstraZeneca and I-Mab Biopharma U.S. Limited each have anti-CD73 product candidates in Phase 2 clinical development, and several other biotechnology companies are active in the adenosine pathway area, including Trishula Therapeutics, Inc., Novartis Pharmaceuticals, Gilead Sciences, Inc. and Arcus Biosciences Inc.
NK cells have been increasingly researched and the Company is aware of many companies activating and /or harnessing NK cells to target and kill cancer cells through different approaches such as cell therapies (for example, Fate Therapeutics, Inc. and NKarta, Inc.) and multi-specifics (for example, Affimed N.V. and Dragonfly Therapeutics, Inc.).

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
Monalizumab/IPH2201
As of December 31, 2023, the principal intellectual property rights related to monalizumab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,206,709 and 8,901,283, European patents EP 2 038 306 B1 and EP 2 426 150 B1 and counterpart patents in certain other countries. These patents are directed to the composition of matter of monalizumab and have a statutory expiration date in 2027, not including patent term adjustment or any potential patent term extension. Other patent rights include U.S. Patent No. 11,572,410, European patent 3 193 931 B1 and counterpart patents in certain other countries relating to use of monalizumab in combination with agents that neutralize PD-1 or PDL1, which patents are solely owned by us and have a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
Lacutamab/Anti-KIR3DL2
As of December 31, 2023, the principal intellectual property rights related to lacutamab are wholly owned by Innate and include U.S. Patent Nos. 10,280,222 and 11,066,470, European patent EP 3 116 908 B1 and counterpart patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of lacutamab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.

IPH5201/Anti-CD39
As of December 31, 2023, the principal intellectual property rights related to IPH5201 are co-owned by Innate together with Orega Biotech, and include U.S. patent No. 11,377,503, one European patent application, and other patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of IPH5201, and such have, and any patents that issue from such patent application would have, a statutory expiration date in 2039, not including patent term adjustment or any potential patent term extension.
IPH5301/Anti-CD73
As of December 31, 2023, the principal intellectual property rights related to IPH5301 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH5301 issues from such U.S. patent application, it would have a statutory expiration date in 2040, not including patent term adjustment or any potential patent term extension.
IPH6501
As of December 31, 2023, the principal intellectual property rights related to IPH6501 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH6501 issues from such U.S. patent application, it would have a statutory expiration date in 2042, not including patent term adjustment or any potential patent term extension.
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

Trademarks
The Company owns the mark INNATE PHARMA in the United States, Australia and Europe (EU community trademark), and INNATE in Europe (EU community trademark). The Company also owns registrations for the mark ANKET® respectively in the United States and Europe (EU community trademark), the marks LONKIRLO and KIRTAMSY in France.

Regulation
Research and development work, preclinical tests, clinical studies, facilities, and the manufacture and sale of its products are and will continue to be subject to the complex legislative and regulatory provisions implemented by the various competent authorities in Europe, the United States and other countries. The EMA, FDA and the various national regulatory authorities impose considerable constraints on the development, manufacture and sale of products that the Company develops and clinical trials it conducts. In case of non-compliance with these laws or regulations, the regulatory authorities may impose fines, seize or withdraw products from the market or even partially or totally suspend their production. They may also revoke previously granted marketing authorizations and reject applications seeking authorization. These legal and regulatory constraints are important in considering whether an investigational product can ultimately become an approved, commercialized drug, as well as for recognizing the time and investments necessary for such development.
Although there are differences from one country to another, the development of therapeutic products for human use is subject to similar procedures and companies must comply with the same types of regulations in all ICH countries (countries that are part of the International Council for Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use). In order to obtain marketing authorization for a product, proof of its efficacy and safety should be provided by the applicant, along with detailed information on its composition and manufacturing process. This entails significant pharmaceutical and preclinical developments, clinical trials and laboratory tests. The development of a new drug from basic research to commercial marketing generally comprises five steps: (i) research, (ii) preclinical trials, (iii) clinical trials in humans, (iv) marketing authorization and (v) marketing.
Preclinical studies
Preclinical studies include laboratory evaluation of the purity and stability of the manufactured substance or active pharmaceutical ingredient and the formulated product, as well as in vitro and animal studies to assess the safety and activity of the product candidate for initial testing in humans and to establish a rationale for therapeutic use. The conduct of preclinical studies is subject to national regulations and requirements, including Good Laboratory Practices (GLP) regulations. The results of the preclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical studies, among other things, are submitted to the applicable regulatory agency in connection with the application to begin human testing. Some long-term preclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and long-term toxicity studies, may continue after submission of the application.
Regulation of clinical trials
In humans, clinical trials are usually carried out in three Phases that are generally sequential, but under certain circumstances Phases of trials can overlap or even be skipped, following a specific review and determination by regulatory agencies. Clinical trials are sometimes necessary or required by regulatory authorities after marketing authorization to explain certain side-effects, investigate a specific pharmacological effect or obtain more accurate or additional data. Additional trials are also commonly conducted to explore new indications. Regulatory authorization and ethics approvals are needed to carry out clinical trials. The regulatory authorities may put on clinical hold, block, suspend or require significant modifications to the clinical study protocols submitted by companies seeking to test products, including the imposition of clinical holds before or after a clinical trial has commenced.

Clinical trial authorization in the European Union
In the European Union, clinical trials are governed by the Clinical Trials Regulation (EU) No 536/2014 (CTR), which entered into application on January 31, 2022, repealing and replacing the former Clinical Trials Directive 2001/20 (CTD) and related national implementing legislation of EU Member States.
The CTR applies to interventional clinical trials on medicinal products and to clinical trials authorized under the CTD with a three-year transition period from the CTR that has come into operation. As from January 31, 2023, all new clinical trial applications are registered pursuant to the CTR. Trials approved under the CTD before January 30, 2023 can continue to be regulated under the CTD until January 30, 2025.
The CTR allows better consistency throughout EU Member States:
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
The CTR applies in the Member States without the requirement for separate implementing legislation by each Member State, but some of the existing laws of the Member States applicable at a national level will continue to apply.
This regulation is intended to increase transparency of authorized clinical trials in the European Union: the EU Clinical Trials Information System serves as the source of public information, without prejudice of personal data protection, commercially confidential information protection, and protection of confidential communication and trial supervision between Member States. Public information includes clinical trial authorization information, protocol data, and a summary of the results 12 months after the end of the trial (or six months in case of pediatric clinical trials).
Clinical trial authorization in the United States
In the United States, an Investigational New Drug (IND) application must be submitted to the FDA and accepted before clinical trials can start on humans. An IND is an exemption from the Federal Food, Drug, and Cosmetic Act (FDCA) that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational product to humans. This application contains early research data as well as the pharmaceutical dossier, preclinical and clinical data (if any) and includes the clinical protocol. If there is no objection from the FDA, the IND application becomes valid 30 days after it is received by the FDA. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during or subsequent to this 30-day period, the FDA may request the suspension or clinical hold of clinical trials, whether such trials are planned or in progress, and may request additional information. This temporary suspension (clinical hold) continues until the FDA receives the information it has requested.
In addition to the foregoing IND requirements, one or more independent institutional review board (IRB) covering each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations and other application regulations and internal compliance procedures. An IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the product candidate has been associated with unexpected serious harm to patients.
The FDA’s primary objectives in reviewing an IND are to assure the safety and rights of patients and to help assure that the quality of the investigation will be adequate to permit an evaluation of the biological product’s safety, purity and potency. The decision to suspend or terminate development of an investigational biological product may be made by either a health authority body such as the FDA, an IRB, or by Innate for various reasons. Additionally, some trials are overseen by an independent group of qualified experts organized by the trial sponsor, known as a data safety monitoring board or committee (DSMB). This group provides authorization for whether or not a trial may move forward at designated check points based on data from the study that is made available to such DSMB for such purpose. Suspension or termination of development during any Phase of clinical trials can occur if it is determined that the participants or patients are being exposed to an unacceptable health risk. Other reasons for suspension or termination may be made by Innate based on evolving business objectives and/or the competitive climate.
Good clinical practices (GCP)
In most countries, clinical trials also must comply with the current GCP, or cGCP, standards as defined by the International Council for Harmonization of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH). Directive 2005/28/EC dated April 8, 2005 adopted the cGCP principles in the context of strengthening the regulatory structure specified by Directive 2001/20/EC. In the US, ICH GCP standards are adopted by FDA as guidance. The competent authority designated in each Member State to authorize clinical trials must take into consideration, among other factors, the scientific value of the study, the safety of the drug and the possible responsibility of the clinical site.
Conducting clinical trials
Clinical trials must be carried out in compliance with complex regulations throughout the various Phases of clinical development, based on the principle of informed consent by the patient to whom the products will be administered.
Clinical trial Phases
Clinical trials may be conducted in the United States, in Europe or in other parts of the world as long as such trials have been approved by health authorities and ethics committees or IRBs in each country where the trial is conducted. There are three well-established and internationally recognized clinical Phases: Phase 1, 2 and 3. This classification is used by the FDA and the EMA, as well as other regulatory agencies. Each of these clinical Phases is described below.
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

•Phase 3: Clinical trials are undertaken to further evaluate dosage, clinical efficacy and safety in an expanded patient population at geographically dispersed clinical study sites. These clinical trials, generally comparative, are intended to demonstrate the overall risk-benefit ratio of the product candidate and provide, if appropriate, an adequate basis for product labeling.
Post-approval trials, sometimes referred to as Phase 4 studies, may be conducted after marketing approval is obtained. These trials are used to gain additional experience from the treatment of patients in the intended therapeutic indication. In certain instances, the applicable regulator may mandate the performance of Phase 4 clinical trials as a condition of approval.
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
Disclosure of clinical trial information
Sponsors of applicable clinical trials of FDA-regulated drugs are required to register and disclose certain clinical trial information, which is publicly available at www.clinicaltrials.gov. Similarly, in Europe, Sponsors are required to register and disclose certain clinical trial information on a single portal, CTIS (Clinical Trial Information System), replacing Eudra-CT, set up by the European Medicines Agency (EMA). CTIS is a single entry point centralizing information and databases on clinical trials in the EU. Eudra-CT will be definitively abandoned at the end of the transition period, i.e., on January 30, 2025. Information related to the product, patient population, Phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors of applicable clinical trials are also obligated to disclose the results of their clinical trials within a certain timeframe after completion. Disclosure of the results of these trials may be delayed until the new product or new indication being studied has been approved, subject to time-based limitations. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.
Regulations concerning marketing authorizations
In order to be marketed, a drug product must have regulatory authorization (known as approval of a New Drug Application (NDA) or licensure of a Biologics License Application (BLA) in the United States, a Marketing Authorization Application (MAA) in the European Union and a Great Britain Marketing Authorisation Application). The competent authorities are the FDA in the United States, the EMA in the European Union and the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom. Companies apply for a marketing authorization based on quality, safety and efficacy data. In the European Union, the United States and Japan, the dossier is a standard dossier referred to as a CTD, or Common Technical Document. Generally, the dossier describes the manufacturing of the drug substance (active substance), the manufacturing of the final product and the clinical and non-clinical studies common to all jurisdictions while providing a separate module for region-specific information.
United States review and approval process for biological products
In the United States, the FDA licenses complex biological products under the Public Health Service Act, or PHSA. In order to obtain approval to market a biological product in the United States, a BLA must be submitted to the FDA with data establishing the safety, purity and potency of the proposed biological product for its intended indication. The application includes all relevant data available from pertinent preclinical and clinical trials, including negative or ambiguous results as well as positive findings, together with detailed information relating to the product’s chemistry, manufacturing, controls and proposed labeling, among other things. Data can come from company-sponsored clinical trials intended to test the safety and effectiveness of a use of a product, or from a number of alternative sources, including studies initiated by investigators. To support marketing authorization, the data submitted must be sufficient in quality and quantity to establish the safety, purity and potency of the biological product to the satisfaction of the FDA.
The BLA is the vehicle through which applicants formally propose that the FDA approve a new biological product for marketing and sale in the United States for one or more indications. Every new biological product candidate must be the subject of an approved BLA before it may be commercialized in the United States. Under federal law, the submission of most BLAs is subject to an application user fee and the sponsor of an approved BLA is also subject to annual program user fees. These fees typically increase annually. Certain exceptions and waivers are available for some of these fees, such as an exception from the application fee for products with orphan drug designation and a waiver for certain small businesses, an exception from the establishment fee when the establishment does not engage in manufacturing the product during a particular fiscal year, and an exception from the product fee for a product that is the same as another product approved under an abbreviated pathway.
Following submission of a BLA, the FDA conducts a preliminary review of the application generally within 60 calendar days of its receipt and strives to inform the sponsor, via the "Day 74 Letter," by the 74th day after the FDA’s receipt of the submission of whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the BLA review process. Under that agreement, FDA committed to review and act on 90% of applications seeking approval of original BLA's within 10 months of the filing date and on 90% of original BLA submissions that have been designated for “priority review” within six months of the filing date. The review process and the Prescription Drug User Fee Act goal date for an original application may be extended by the FDA for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.
Before approving an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with a BLA submission, including component manufacturing, finished product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP.
As a condition of approval, the FDA may require an applicant to develop a Risk Evaluation and Mitigation Strategy (REMS). REMS are required risk management plans that use risk mitigation strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease/condition to be treated, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events, and whether the product is a new molecular entity.
To support its evaluation, the FDA may request advice from an advisory committee. Preliminary plans on whether to hold an advisory committee are included in the Day 74 Letter. The FDA requests advice from advisory committees on a variety of matters, including various aspects of clinical investigations and applications for marketing approval of drug products. Advisory committee members are scientific experts such as physician-researchers and statisticians, as well as representatives of the public, including patients. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.
On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing and acting on 90% of such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.
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
Registration procedures in the European Union
To access the European markets through community procedures, drug products must be submitted through the Centralized Procedure, the Mutual Recognition Procedure or the Decentralized Procedure. The process for doing this depends, among other things, on the nature of the medicinal product. Regulation (EC) No 726/2004 of the European Parliament and of the Council of March 31, 2004 provides for the Centralized Procedure. The Centralized Procedure results in a single MA, granted by the European Commission that is valid across the European Economic Area or EEA (i.e., the European Union as well as Iceland, Liechtenstein and Norway). The Centralized Procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, (ii) contain a new active substance indicated for the treatment of certain diseases, such as cancer, HIV/AIDS, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) officially designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines.
Under Article 3 of the Regulation (EC) No 726/2004, the Centralized Procedure is optional for any other human medicinal product if: (1) the medicinal product contains a new active substance ; or (2) the applicant shows that the medicinal product constitutes a significant therapeutic, scientific or technical innovation or that the granting of authorization in accordance with this Regulation is in the interests of patients health at the EU level.
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
Non-standard regulatory procedures
Aside from the standard procedures of granting a BLA or a European MA, as described above, non-standard regulatory procedures allow a shorter time-to-market for new medicines.
The following programs that are in place in the United States are intended to facilitate the development and/or expedite the review and potential approval of drug products:
•Accelerated Approval: FDA may grant accelerated approval to a product for a serious or life-threatening disease or condition upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. This procedure is somewhat comparable to the “conditional approval” in the European Union.
•Priority Review: An application for a drug will receive priority review designation if it is for a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. Priority Review provides for a shorter review clock: the time it takes FDA to review a filed BLA is reduced to six months rather than 10 months. This procedure is somewhat comparable to the “accelerated assessment” in the European Union.
•The Fast Track Designation: Section 506(b) of the FDCA provides for the designation of a drug as a fast track product “if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition.” This provision is intended to facilitate development and expedite review of drugs to treat serious and life-threatening conditions so that an approved product can reach the market expeditiously. For fast track designated drugs, sponsors may have a higher number of interactions with the FDA. In addition, the FDA may review sections of the BLA for a fast track designated drug on a rolling basis before the complete application is submitted. Fast track designation may be rescinded if the qualifying criteria are no longer met. Fast Track designation does not necessarily lead to a Priority Review or Accelerated Approval.

•The Breakthrough Therapy Designation: Section 506(a) of the FDCA provides for designation of a drug as a breakthrough therapy “if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development.” The standard for breakthrough therapy designation is not the same as the standard for drug approval as the clinical evidence needed to support breakthrough designation is preliminary. In contrast, as is the case for all drugs, FDA will review the full data submitted to support approval of drugs designated as breakthrough therapies to determine whether the drugs are safe and effective for their intended use before they are approved for marketing. The program provides the same advantages of the fast track designation, but also includes intensive FDA guidance to promote efficient development and FDA organizational commitment. Breakthrough therapy designation may be rescinded if the qualifying criteria are no longer met.
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
As part of the EU pharmaceuticals strategy, the EU Commission worked on a revision of the EU’s general legislation on medicines for human use. On April 26, 2023 the EU Commission adopted a Directive proposal and a Regulation proposal, which represent the largest pharmaceutical reform in over 20 years. The revision will impact the global legal framework for medicinal products in the EU, including legislation relating to Orphan and pediatric drugs and will review the incentives system (data protection and market exclusivity) in place.
Orphan drugs
Generally, orphan drugs are drugs used for the prevention or treatment of life-threatening or serious rare conditions.

In the United States, the 1983 Orphan Drug Act was passed to encourage the development of drugs for rare disease or conditions. In the United States, a rare disease or condition is defined as a disease that affects fewer than 200,000 people in the United States, or affects more than 200,000 but there is no reasonable expectation that the cost of developing and making available a drug for such disease or condition in the United States will be recovered from U.S. sales of the drug. The FDA has authority to grant orphan drug designation to a drug or biological product to prevent, diagnose or treat a rare disease or condition, a designation which carries with it the following incentives: the possibility of obtaining research grants from the American government for clinical trials; tax credits for a portion of research costs; a possible exemption from user fees; and the potential for a seven-year period of exclusivity if a marketing authorization is granted.
Regarding orphan drug exclusivity, if a product with orphan drug designation receives the first FDA approval for the disease or condition for which it has such designation or for a select indication or use within the rare disease or condition for which it was designated, the product will generally receive orphan drug exclusivity. Orphan drug exclusivity means that the FDA may not approve another sponsor’s marketing application for the same drug for the same use or indication for seven years, except in certain limited circumstances. Orphan drug exclusivity does not block the approval of a different product for the same rare disease or condition, nor does it block the approval of the same product for different indications. If a product designated as an orphan drug ultimately receives marketing approval for an indication broader than what was designated in its orphan drug application, it may not be entitled to exclusivity.
Orphan exclusivity will not bar approval of another product under certain circumstances, including if a subsequent product that is the same biologic for the same use or indication is shown to be clinically superior to the approved product on the basis of greater effectiveness than the approved drug, greater safety in a substantial portion of the target populations, or demonstration of a major contribution to patient care. Additionally, FDA may approve another application for the same biologic for the same use or condition notwithstanding the applicability of orphan drug exclusivity, if the company with orphan drug exclusivity is not able to assure a sufficient quantity of the drug.
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
Medicinal products receiving orphan designation in the European Union can receive 10 years of market exclusivity, during which time no similar medicinal product can be submitted for the same therapeutic indication. An orphan product can also obtain an additional two years of market exclusivity in the European Union for pediatric studies (in this case for orphan drugs no extension to any supplementary protection certificate can be granted, see further detail below). Orphan medicinal products are also eligible for financial incentives such as reduction of fees or fee waivers and scientific assistance for study proposals. (Articles 6 and 9 of the above-mentioned regulation). The application for orphan drug designation must be submitted before the application for marketing authorization (Article 5). The applicant will receive a fee reduction for the marketing authorization application if the orphan drug designation has been granted, but not if the designation is still pending at the time the marketing authorization is submitted. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.
The 10-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity (Article 8). However, marketing authorization may be granted to a similar medicinal product for the same indication at any time if:
•the holder of the marketing authorization, or MA, for the original orphan medicinal product has given its consent to the second applicant;
•the holder of the MA for the original orphan medicinal product cannot supply sufficient quantities of the orphan medicinal product; or
•the second applicant can establish in the application that its product, although similar to the orphan medicinal product already authorized, is safer, more effective or otherwise clinically superior.
Registration procedures outside of the European Union and the United States
In addition to regulation in the United States and the European Union, a variety of foreign regulations govern clinical trials, commercial sales and distribution of drugs. Pharmaceutical firms who wish to market their medicinal drugs outside the European Union and the United States must submit marketing authorization application to the national authorities of the concerned countries, such as the Pharmaceutical and Medical Device Agency (PMDA) in Japan. The approval process varies from jurisdiction to jurisdiction and the time to approval may be longer or shorter than that required by the FDA or European Commission.
Of note, in the United Kingdom (which comprises Great Britain and Northern Ireland), Great Britain is no longer covered by EU centralized procedures for MAs (under the Northern Ireland Protocol, EU centralized procedures for MAs continue to be recognized in Northern Ireland). For a period of two years from January 1, 2021, when determining an application for a Great Britain Marketing Authorization, the MHRA was allowed to rely on on a decision taken by the European Commission on the approval of a new MA in the centralized procedure (the European Decision Reliance Procedure). On January 1, 2024, a new international recognition framework procedure (IRP) replaced the European Decision Reliance Procedure. Under the IRP, the MHRA may take into account the approval of MAs made by the EMA and certain other regulators. The MHRA also has the power to take into account MAs approved in EU Member States through decentralized or mutual recognition procedures with a view to more quickly granting an MA in the United Kingdom.
Post-approval regulations
Post-approval regulation in the United States
Biologics manufactured or distributed pursuant to FDA licensure are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There are also continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.
In addition, manufacturers and other entities involved in the manufacture and distribution of approved products are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and aforementioned state agencies for compliance with drug manufacturing regulations, including current good manufacturing practices (cGMP). Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use.
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
In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act (PDMA) and its implementing regulations, as well as the Drug Supply Chain Security Act (DSCSA), which respectively regulate the distribution and tracing of prescription drug samples at the federal level and set floor and ceiling standards for the regulation of wholesale distributors by the states. PDMA, its implementing regulations and state laws limit the distribution of prescription pharmaceutical product samples, and DSCSA imposes requirements to ensure accountability during distribution and to identify and remove counterfeit and other illegitimate products from the market, each among other objectives.
The FDA strictly regulates labels/labeling, advertising and promotion of prescription drugs that are placed on the market. The FDA-required labeling sets forth the conditions of use under which the licensed biologics has been shown to meet the relevant standard for marketing and provides directions and information on how to use the product safely and effectively under those conditions. Licensed biologics may be promoted only for the approved indications and in accordance with the provisions of the approved label, including information consistent with the FDA required labeling and not otherwise false or misleading. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. A company that is found to have improperly promoted off-label uses may be subject to significant liability.
Patent term restoration and extension in the United States
A patent claiming a new biologic product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review period. A regulatory review period consists of two periods of time: a testing phase and an approval phase. The restoration period granted on a patent covering a product is calculated as one-half the testing phase (the time between the exemption to permit the clinical investigations of the drug product becomes effective and start of the approval phase) plus the approval phase (the time between the submission date of an application and the ultimate approval date). A maximum of five years can be restored to a patent and patent term extension cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Additionally, only one patent applicable to an approved product is eligible for the extension, the application for the extension must be submitted prior to the expiration of the patent in question, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA. For more information regarding the risks related to patent term restoration and extension, please see “Risk Factors—Risks Related to Intellectual Property Rights—If the Company does not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering Lumoxiti and each of its product candidates, its business may be materially harmed.”
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
•the U.S. civil and criminal false claims laws, including the civil False Claims Act, and civil monetary penalties laws, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false, fictitious or fraudulent or knowingly making, using or causing to be made or used a false record or statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•the U.S. Health Insurance Portability and Accountability Act of 1996 (HIPAA), which created additional federal criminal laws that prohibit, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
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

•the federal transparency requirements known as the federal Physician Payments Sunshine Act, under the Patient Protection and Affordable Care Act, as amended by the Health Care Education Reconciliation Act, or the ACA, which requires certain manufacturers of drugs, devices, biologics and medical supplies to report annually to the Centers for Medicare & Medicaid Services (CMS) within the United States Department of Health and Human Services, information related to payments and other transfers of value made by that entity to physicians and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members; and
•analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to healthcare items or services that are reimbursed by non-governmental third-party payors, including private insurers.
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
Healthcare reform in the United States
A primary trend in the United States healthcare industry and elsewhere is cost containment. There have been a number of federal and state proposals and changes during the last few years regarding the pricing of pharmaceutical and biopharmaceutical products, limiting coverage and reimbursement for biologics and other medical products, government control and other changes to the healthcare system in the United States.
On March 23, 2010, President Obama signed into law the ACA, which includes a number of healthcare reform provisions and requires most U.S. citizens to have health insurance. The ACA, among other things, imposed a significant annual fee on companies that manufacture or import branded prescription drug products; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; and establishes a new Medicare Part D coverage gap discount program, in which manufacturers must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Substantial new provisions affecting compliance also have been added, which may require modification of business practices with healthcare practitioners. The ACA also revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states.
There have been judicial, congressional, and executive branch efforts to repeal, modify or delay the implementation of the law. In July and December 2018, CMS published final rules with respect to permitting further collections and payments to and from certain ACA qualified health plans and health insurance issuers under its risk adjustment program in response to the outcome of federal district court litigation regarding the method CMS uses to determine this risk adjustment. While Congress has not passed comprehensive repeal legislation, two bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017 includes a provision that repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that, commonly referred to as the “individual mandate.” On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by the U.S. Congress as part of the Tax Cuts and Jobs Act of 2017. Additionally, on June 17, 2021, the U.S. Supreme Court dismissed a challenge on procedural grounds that argued the ACA is unconstitutional in its entirety because the "individual mandate" was repealed by Congress. Thus the ACA remains in effect in its current form. It is unclear how judicial and Congressional challenges and other efforts to repeal and replace the ACA will impact the ACA. The Company continues to evaluate how the ACA and recent efforts to limit the implementation of the ACA will impact its business.
Other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers and suppliers of 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken .
The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
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
For example, in August 2022, the Inflation Reduction Act of 2022 was signed into law. This legislation contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance, the establishment of rebate payment requirements on manufacturers of certain drugs payable under Medicare Parts B and D to penalize price increases that outpace inflation, and requires manufacturers to provide discounts on Part D drugs. The Inflation Reduction Act of 2022 also caps Medicare beneficiaries’ annual out-of-pocket drug expenses. Substantial penalties can be assessed for noncompliance with the IRA drug pricing provisions. Provisions of the IRA are subject to legal challenges, and the full impact of the IRA on the pharmaceutical industry remains uncertain.
The U.S. Congress and the current administration have each indicated that it will continue to seek new legislative and/or administrative measures to control drug costs.
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

Pharmacovigilance system in the European Union
An MA holder in the EU must establish and maintain a pharmacovigilance system and appoint an individual qualified person for pharmacovigilance (QPPV), who is responsible for oversight of the pharmacovigilance system. Key obligations include expedited reporting of suspected serious adverse reactions and submission of periodic safety update reports (PSURs).
All new MA applications must include a risk management plan (RMP) describing the risk management system that the company will put in place and documenting measures to prevent or minimize the risks associated with the product. The regulatory authorities may also impose specific obligations as a condition of the MA. Such risk-minimization measures or post-authorization obligations may include additional safety monitoring, more frequent submission of PSURs or the conduct of additional clinical trials or post-authorization safety studies. RMPs and PSURs are routinely available to third parties requesting access, subject to limited redactions.
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
United States
In the United States, patients who have treatments prescribed for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA. Thus, even if a product candidate is approved, sales of the product will depend, in part, on the extent to which third-party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations, provide coverage, and establish adequate reimbursement levels for, the product. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third-party payors are increasingly challenging the prices charged, examining the medical necessity, and reviewing the cost-effectiveness of medical products and services and imposing controls to manage costs. Third-party payors may limit coverage to specific products on an approved list, also known as a formulary, which may not include all of the approved products for a particular indication.
In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable marketing approvals. Nonetheless, product candidates may not be considered medically necessary or cost effective. A decision by a third-party payor not to cover a product candidate could reduce physician utilization once the product is approved, which could have a material adverse effect on sales, results of operations and financial condition. Additionally, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Further, one payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product, and the level of coverage and reimbursement can differ significantly from payor to payor.
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
In addition, the Company may be subject to specific healthcare regulations, including, without limitation:
•the French “transparency” provisions, or “French Sunshine Act” (Articles L. 1453-1 and D. 1453-1 and seq. of the French Public Health Code or PHC), which contains provisions regarding transparency of fees received by some healthcare professionals from industries, i.e. companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) in France. According to the provisions, these companies shall publicly disclose (on a specific public website available at https://transparence.sante.gouv.fr) the advantages and fees paid to healthcare professionals amounting to €10 or above, as well as the agreements concluded with the latter, along with detailed information about each agreement (the precise subject matter of the agreement, the date of signature of the agreement, its end date, the total amount paid to the healthcare professional, etc.); and
•the French “anti-gift” provisions (Articles L.1453-3 to L.1453-12 PHC), setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products to healthcare professionals (HCP), healthcare organizations (HCO), healthcare associations and students with limited exceptions, and strictly defining the conditions under which such payments or awards are lawful. The regime entails strict formalities depending on the amount paid, when authorized, to the HCP, HCO, students or associations.
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
Deliberation no. 2020-077 of June 18, 2020 adopting a framework relating to the retention periods of personal data processed for the purposes of research, study or evaluation in the field of health.
In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.
C.    Organizational Structure.
On December 31, 2023, Innate Pharma is the sole shareholder of Innate Pharma Inc., a Delaware corporation.
D.    Property, Plants and Equipment.
Innate Pharma's corporate offices and laboratories are located in Luminy, Marseille, France and the Company owns the buildings and land.
Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
You should read the following discussion of the Company financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and its consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect the Company plans, estimates and beliefs. The Company actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Item 3.D – Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The Company audited consolidated financial statements as of and for the years ended December 31, 2021, 2022 and 2023 have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.
Overview
Innate is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform.
Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including seven clinical drug candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca,Sanofi and Takeda. Innate Pharma believes its drug candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
Since its inception, the Company has devoted substantially all of its financial resources to research and development efforts, including conducting preclinical studies and clinical trials of its product candidates, providing general and administrative support for its operations and protecting its intellectual property.
As of December 31, 2023, the Company had €102.3 million in cash, cash equivalents, short-term investments and non-current financial assets. Since its inception, the Company has raised a total of €311.4 million through the sale of equity securities, including €33.7 million in the initial public offering of its ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of our ordinary shares on Euronext and ADS on The Nasdaq Global Select Market, or Nasdaq, in 2019. As of December 31, 2023, the Company has also received $635.4 million (€560.1 million) in payments from its collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of its equity securities by its collaborators.
The Company has significant agreements with AstraZeneca, Sanofi and Takeda pursuant to which it has the right to earn milestone and royalty payments. The Company has other license agreements, pursuant to which it has acquired intellectual property and under which the Company will be required to make payments to the counterparty upon the achievement of certain milestone events and commercial sales related to its product candidates.
The Company has incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. The Company net income (loss) was €(52.8) million, €(58.1) million and €(7.6) million for the years ended December 31, 2021, 2022 and 2023, respectively. Substantially all of its net losses have resulted from costs incurred in connection with its research and development programs and from selling, general and administrative expenses associated with its operations. As the Company continues advancing its product candidates through research and development programs, the Company expects to continue to incur significant expenses and may again incur operating losses in future periods. The Company anticipates that such expenses will increase substantially if and as the Company:
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
•acquires or licenses other product candidates, technologies or biological materials;
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
The Company anticipates that it will need to raise additional funding, prior to completing clinical development of any of its product candidates. Until such time that the Company can generate significant revenues from sales of its product candidates, if approved, the Company expects to finance its operating activities through a combination of milestone payments received pursuant to its strategic alliances, equity offerings, debt financings, government or other third-party funding and collaborations, and licensing arrangements. However, the Company may not receive milestone payments when expected, or at all, and the Company may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all, which would have a negative impact on its financial condition and could force the Company to delay, limit, reduce or terminate its development programs or commercialization efforts or grant to others rights to develop or market product candidates that the Company would otherwise prefer to develop and market itself. Failure to receive additional funding could cause the Company to cease operations, in part or in full.
Presentation of Financial Information
The Company audited consolidated financial statements included herein as of and for the years ended December 31, 2021, 2022 and 2023 have been prepared in accordance with IFRS as issued by the IASB.
Due to the listing of its ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Company also prepares and publishes its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU).
All the standards published by the IASB that are mandatorily applicable in the years ended December 2021, 2022 and 2023 are endorsed by the EU and are mandatorily applicable in the EU. Therefore, the Company audited consolidated financial statements for the years ended December 31, 2021, 2022 and 2023 are compliant with both IFRS as issued by the IASB and IFRS as adopted by the EU.
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
Principal Components of the Company Results of Operations
Revenue and other income
The Company revenue and other income mainly consists of revenues from collaboration and licensing agreements and government financing for research expenditure in the form of research tax credits, as well as other grants.
Revenue from collaboration and licensing agreements
The Company currently derives substantially all its revenues from payments pursuant to its licensing and collaboration agreements notably with AstraZeneca relating to monalizumab and IPH5201, Sanofi relating to IPH6101/SAR'579, IPH6401/SAR'514 and IPH62 consisting of (i) upfront payments, (ii) milestone payments based upon the achievement of pre-determined development, regulatory and commercial events and (iii) research and development fees related to charges for full time equivalents, or FTEs, at contracted rates and reimbursement of research and development expenses.

The Company has not generated any significant revenue from product sales since its inception, with the exception in 2018, 2019, 2020 and 2021 of Lumoxiti sales, which were previously classified in its half-year and annual reports in the net income (loss) from distribution agreements during the transition period with AstraZeneca (ended September 30, 2020) and as revenue since the fourth quarter of 2020.
As a result of Innate's decision to terminate the agreement entered into with AstraZeneca in October 2018 and relating to the license of Lumoxiti (the "Lumoxiti Agreement") in December 2020, a termination and transition agreement was negotiated and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca, or the Termination and Transition Agreement. Under the Termination and Transition Agreement, Innate and AstraZeneca delivered a notice to the FDA requesting that the U.S. marketing authorization be transferred back to AstraZeneca as from October 1, 2021. AstraZeneca has reimbursed Innate for all Lumoxiti related costs, expenses and benefited net sales. As of December 31, 2023, this transfer has now been completed.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2023, 2022 and 2021 financial years in accordance with IFRS5 "non-current assets held for sale and discontinued operations."
The Company ability to generate significant product revenue and to become profitable will depend upon its ability to successfully develop, obtain regulatory approval for and commercialize any product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, the Company is unable to predict the amount, timing or whether it will be able to obtain product revenue.

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
The main characteristics of the research tax credit are:
•the research tax credit results in a cash inflow to the Company, i.e., it is used to offset the payment of corporate income tax the year after the date of its record as a tax credit in the income statement, or is paid directly to the Company from the tax authorities for the portion that remains unused, in principle, three years after the fiscal year for which it is determined;
•The Company's corporate income tax liability does not limit the amount of the research tax credit. If the Company does not pay any corporate income tax, the Company can offset the remaining research tax credit the year following its record in the income statement; and

•the research tax credit is not included in the determination of the corporate income tax.
When the research tax credit is not deductible from taxes payable by the Company, it is generally reimbursed by the French government three years after the fiscal year for which it is determined. However, since 2011, companies that meet the definition of small and medium sized enterprises (“SMEs”) according to the European Union criteria are eligible for early reimbursement of their research tax credit receivable. The status of SME is lost when the criteria for eligibility are exceeded during two consecutive years. The Company lost its SME status at the end of the 2019 fiscal year but has been eligible again since the end of the 2021 financial year. As of December 31, 2023, the company lost again the SME status due to two consecutive year with a statutory turnover over €50 000 thousands.
The Company has concluded that the research tax credit meets the definition of a government grant as defined in IAS 20 Accounting for government grants and disclosure of government assistance (IAS 20), and that the classification as “Revenue and other income” in its consolidated statement of income (loss) is appropriate.
Innate also from time to time receives government grants, which are recognized in its consolidated statement of income (loss) when comply with the conditions attached to the grants and they are non-repayable grants.
Operating expenses from continuing operations
Since its inception, Innate's operating expenses have consisted primarily of research and development expenses and general and administration expenses.
Following the transfer back of the U.S. marketing authorization to AstraZeneca linked to the Termination and Transition Agreement (from October 1, 2021), selling expenses relating to Lumoxiti activities are presented as discontinued operations since December 31, 2021. The 2020 and 2019 comparatives have been restated compared to previous publications, in accordance with the same standard (see "Discontinued Operations" below).
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
Innate's research and development efforts are focused on its existing product candidates and preclinical programs, including the advancement of its lead product candidates, monalizumab, lacutamab. Its direct research and development expenses consist principally of external costs associated with subcontracting of preclinical and clinical operations to third parties, which Innate tracks on a program-by-program basis. The Company also uses its employee and infrastructure resources across multiple research and development programs, and does not track these indirect expenses on a program-by-program basis.

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
Research and development activities are central to Innate's business. As product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials, the Company expects that its research and development costs will increase in the foreseeable future. Such cost increases are expected to occur as the Company conducts existing clinical trials and initiates future clinical trials, manufactures pre-commercial clinical trial and preclinical study materials, expands its research and development efforts, seeks regulatory approvals for its product candidates that successfully complete clinical trials, accesses and develops additional technologies and hires additional personnel to support its research and development efforts.
The Company cannot determine with certainty the duration and total costs of its future clinical trials of its product candidates or if, when, or to what extent it will generate revenues from the commercialization and sale of any of its product candidates, or those of its collaborators, that might obtain regulatory approval. The Company may never succeed in achieving regulatory approval for any product candidates. The duration, costs and timing of clinical trials and development of its product candidates will depend on a variety of factors, including:
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
A change in the outcome of any of these variables with respect to the development of monalizumab, lacutamab or any other product candidate or preclinical program that the Company is developing or could develop in the future could mean a significant change in the costs and timing associated with the development of such product candidates or preclinical programs. For example, if the FDA, the EMA or another regulatory authority were to require Innate to conduct preclinical studies and clinical trials beyond those that it currently anticipates will be required for the completion of clinical development, or if the Company experiences significant delays in enrollment in any clinical trials, the Company could be required to spend significant additional financial resources and time on the completion of clinical development. For a discussion of the risks associated with completing the development projects on schedule, see “Risk Factors—Risks Related to the Development of the Product Candidates.”
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
Net financial income (loss)
The financial income (loss) primarily consists of realized and unrealized foreign exchange gains and losses primarily related to the purchase of services as well as deposit accounts denominated in U.S. dollars and gains and losses and interest received in relation to cash and cash equivalents that have been deposited in cash accounts, short-term fixed deposits and short-term highly liquid investments with original maturities of three months or less. Thus, the Company's cash and cash equivalents generated €1.9 million of interest income in the financial year ended December 31, 2023. Innate expects to continue this investment philosophy in the future.
Net result from discontinued operations
Pursuant to the Termination and Transition Agreement, in the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate paid $6.2 million (€5.5 million as of December 31, 2021) to AstraZeneca on April 30, 2022.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2023, 2022 and 2021 financial years in accordance with IFRS5 "non-current assets held for sale and discontinued operations." Therefore, the income statement for the years ended December 31, 2020 and subsequent years have been prepared with the Lumoxiti activity (including sales) as a discontinued operation for the 2020 and subsequent financial years in accordance with the same IFRS standard.
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
As of December 31, 2022, impairment of intangible assets consisted of the full depreciation of avdoralimab rights for an amount of €41.0 million, following the Company's decision to stop avdoralimab development in bullous phemphigoid ("BP") indication in inflammation following a decision taken by a sponsor to stop the Phase 2 clinical trial in said indication during the fourth quarter of 2022.

A.    Operating Results
Comparisons for the years ended December 31, 2022 and 2023
The operating result is not impacted by hyperinflation on the Company's business.
The following table sets forth a summary of the Company's consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2022	2023
	(in thousands)
Revenue from collaboration and licensing agreements	€ 49,580	€ 51,901
Government financing for research expenditures	8,035	9,729
Other income	59	11
Revenue and other income	57,674	61,641

Research and development expenses	(51,663)	(56,022)
General and administrative expenses	(22,436)	(18,288)
Impairment of intangible assets	(41,000)	—

Operating expenses	(115,099)	(74,310)

Operating income (loss)	(57,425)	(12,669)

Financial income	4,775	6,934
Financial expenses	(5,321)	(1,835)
Net financial income (loss)	(546)	5,099

Net income (loss) before tax	(57,972)	(7,570)

Income tax expense	—	—
Net income (loss) from continuing operations	(57,972)	(7,570)

Net income (loss) from discontinued operations	(131)	—

Net income (loss)	€ (58,103)	€ (7,570)

Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income from continuing operations increased by €4.0 million, to €61.6 million for the year ended December 31, 2023, as compared to revenue and other income of €57.7 million for the year ended December 31, 2022.

	Year ended December 31,
	2022	2023
	(in thousands)
Revenue from collaboration and licensing agreements	€ 49,580	€ 51,901
Government financing for research expenditures	8,035	9,729
Other income	59	11
Revenue and other income	€ 57,674	€ 61,641

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations increased by €2.3 million, to €51.9 million for the year ended December 31, 2023, as compared to revenue from collaboration and licensing agreements of €49.6 million for the year ended December 31, 2022.
Revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca signed in April 2015 and October 2018, as well as the agreement signed with Sanofi in 2016 and 2022 and also with Takeda in 2023. Proceeds are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements.
Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2022	2023
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	22,376	€ 9,499
of which IPH5201 agreement - AstraZeneca	4,677	—
of which preclinical molecules agreement - AstraZeneca	17,400	—
of which Sanofi agreement 2016	4,000	2,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	—	18,873
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the option exercise	—	15,800
of which Takeda agreement 2023	—	4,553
of which other agreements	353	—

Proceeds from collaboration and licensing agreements	48,806	50,725

Invoicing of research and development costs (IPH5201)	1,391	1,165
Exchange gains (loss) on collaboration agreements	(627)	—
Others	10	11
Revenue from collaboration and licensing agreements	€ 49,580	€ 51,901

Proceeds related to monalizumab.
Revenues related to monalizumab result from the partial recognition of the $250.0 million non-refundable upfront payment and the $100.0 million milestone resulting from the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million (€47.7 million) received from AstraZeneca in December 2020 triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the agreement for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). For more information, see Note 1.1 to the consolidated financial statements are included as part of this Annual Report. Consequently, this additional payment has no impact on the transaction price.
In addition to these amounts, AstraZeneca made an additional payment of $50.0 million (€47.7 million) in June 2022, triggered by the treatment of the first patient in a second Phase 3 trial evaluating monalizumab in April 2022. This additional payment has been treated as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) for an amount of $36.0 million (€34.3 million) in view to the contractual commitment linked to the Phase 1/2 studies (co-funding under the initial contract). The remaining $14.0 million was treated as a change in estimate of the transaction price, recognized in the income statement in line with the progress of the Phase 1/2 studies.
Revenue related to monalizumab decreased by €12.9 million, to €9.5 million for the year ended December 31, 2023, as compared to €22.4 million for the year ended December 31, 2022. This €12.9 million decrease mainly resulted from to the increase, in the first half of 2022, in the transaction price of €13.4 million ($14.0 million) triggered by the launch of the PACIFIC-9 Phase 3 trial on April 28, 2022. As a reminder, this increase in the transaction price led to the recognition of additional income of €12.6 million in the income related to the monalizumab agreement for 2022. As of December 31, 2023, the amount not recognized as revenue amounted to €5.2 million, and is presented in full under "Current contract liabilities" given the maturity of the Phase 1/2 trials.
Proceeds related to IPH5201. Revenue related to IPH5201 for the year ended December 31, 2023 is $0.0 compared with $5.0 million (€4.7 million) for the year 2022. This revenue related to the milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. For more information on this amendment, see Note 1.1 to the consolidated financial statements are included as part of this Annual Report.
Proceeds related to collaboration and option agreement related to four to-be-agreed upon molecules (preclinical molecules).
During the first half of 2022, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement." This license option was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company had received an upfront payment of $20.0 million (€17.4 million). As the rights related to these four preclinical programs have been returned to the Company, the entire upfront payment of $20.0 million (€17.4 million) has been recognized as revenue as of June 30, 2022.

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
Revenue from invoicing of research and development costs for the year ended December 31, 2023 was €1.2 million compared to €1.4 million for the year ended December 31, 2022, or a decrease of € 0.2 million.
Proceeds related to Sanofi 2016 agreement.
Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €2.0 million for the year ended December 31, 2023 as compared to €4.0 million for the year ended December 31, 2022. The Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since June 2023. This amount was received by the Company on July 21, 2023. As a reminder, the revenue recognized in 2022 resulted from Sanofi's decision to advance IPH6401/SAR'514 towards regulatory preclinical studies for a new investigational drug. This decision triggered a milestone payment of €3.0 million fully recognized in revenue. This amount was received by the Company on September 9, 2022.
Proceeds related to Sanofi 2022 agreement
On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million relating to the exclusive license, €1.5 million relating to the research work and €5.0 million relating to the two additional targets options.
The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi as from the effective date of the agreement. As such, the €18.5 million upfront payment relating to the exclusive license has been fully recognized in revenue since June 2023.
The Company will provide collaborative research services to Sanofi for an initial estimated three years period as from the effective date of the collaboration, i.e., January 24, 2023. During this period, Sanofi and Innate will collaborate and work on research activities as defined in the work program described in the agreement. Consequently, the corresponding upfront payment of €1.5 million will be recognized on a straight-line basis over the duration of the research services that the Company has agreed to carry out. As a result, a €0.4 million has been recognized in revenue as of December 31, 2023, and amounts not recognized in revenue are classified as deferred revenue—current portion equal to €0.3 million and deferred revenue—non-current portion equal to €0.8 million.
Under the terms of this agreement, the Company has also granted two exclusive options, exercisable no later than three years after the effective date, for exclusive licenses to Innate's intellectual property for the research, development, manufacture and commercialization of NKCEs specifically targeting two preclinical molecules. The Company considers that the option to acquire an exclusive license provide a material right to Sanofi that it would not receive without entering into this agreement. The Company will recognize the related revenues either at the reporting date or three years after the effective date. Consequently, the €5.0 million initial payment relating to these options was recognized in deferred revenue—non-current portion as of June 30, 2023.
On December 19, 2023, the Company announced that Sanofi had exercised an option for one of the two preclinical molecules. As a consequence, the Company recognized related income of €2.5 million as of December 31, 2023.
This option exercise also resulted in a milestone payment of €15.0 million, including €13.3 million in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1.7 million in respect of research services to be carried out by the Company. Sanofi and Innate will collaborate and work on the research activities defined in the contractual work program. Consequently, the corresponding initial payment of €1.7 million will be recognized on a straight-line basis over the duration of the research work that the Company has agreed to carry out. This work had not yet begun as of December 31, 2023. In this respect, no revenue has been recognized in the income statement, and the amount of €1.7 million is presented under current contract liabilities (€0.4 million) and non-current contract liabilities (€1.3 million).
Under the terms of the agreement, Sanofi still retains a license option for a third preclinical molecule.
Proceeds related to Takeda agreement
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate granted Takeda exclusive worldwide rights to research and develop ADCs using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the relevant intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue since June 30, 2023.
Government financing for research expenditures
Government funding for research expenditures increased by €1.7 million, or 21.08%, to €9.7 million for the year ended December 31, 2023, as compared to €8.0 million for the year ended December 31, 2022. As a reminder, the 2022 research tax credit included a reduction of €1.3 million related to a provision following the tax inspection carried out in 2022 by the French tax authorities. This provision was based on estimated amounts and adjustments not disputed by the Company and has been increased in 2023 for €0.1 million.
The table below details government funding for research expenditures for the years ended December 31, 2022 and 2023.

	Year ended December 31,
	2022	2023

Research Tax Credit(1)	€ 7,925	€ 9,729
Grant and other tax credit(2)	110	—
Government financing for research expenditures	€ 8,035	€ 9,729
(1)     As of December 31, 2023, the amount is mainly composed of (i) the research tax credit calculated and recognized for the 2023 financial year for an amount of €9.8 million compared to €9.2 million for the 2022 financial year which is subtracted (ii) a provision amounting to €0.1 million following the tax inspection compared to €1.3 million last year. As a reminder, the tax inspection carried out by the French tax authorities related to the 2018, 2019 and 2020 tax credit calculation and 2019 and 2020 income tax calculation as the prescription period are different. On February 13, 2024, the Company received from the tax authorities the rectification proposal and adjusted the provision to €0.1 million following the final settlement.
(2)     The company can be eligible to local or European grants dedicated to R&D program.

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2023 and 2022.

	Year ended December 31,
	2022	2023
	(in thousands)
Research and development expenses	(51,663)	(56,022)
General and administrative expenses	(22,436)	(18,288)
Impairment of intangible assets	(41,000)	—
Total operating expenses after impairment	€ (115,099)	€ (74,310)

Research and development expenses
Our research and development expenses are broken down as set forth in the table below for the years ended December 31, 2022 and 2023.

	Year ended December 31,
	2022	2023
	(in thousands)
Lacutamab	€ (12,473)	€ (12,248)
Monalizumab	(1,224)	(791)
Avdoralimab	(385)	(175)
IPH5201	(1,648)	(2,313)
IPH5301	(625)	(296)
Sub-total programs in clinical development	(16,355)	(15,823)
Sub-total programs in preclinical development	(11,129)	(14,356)
Total direct research and development expenses	(27,484)	(30,179)
Personnel expenses (including share-based payments)	(16,373)	(17,121)
Depreciation and amortization	(2,928)	(3,891)
Other expenses	(4,877)	(4,831)
Personnel and other expenses	(24,178)	(25,843)
Total research and development expenses (1)	€ (51,663)	€ (56,022)
(1)     2022 Total Research and Development expenses excludes €41.0 million of avdoralimab impairment.
Research and development expenses from continuing operations increased by €4.4 million, or 8.4%, to €56.0 million for the year ended December 31, 2023, as compared to research and development expenses of €51.7 million for the year ended December 31, 2022. This increase over the period is mainly due to an increase in direct research and development expenses of €2.7 million over the period due to the significant increase in expenses relating to pre-clinical development programs, partly offset by the decrease in expenses relating to clinical programs. Research and development expenses represented a total of 75.4% and 69.7% of operating expenses before impairment for years ended December 31, 2023 and December 31, 2022, respectively. Indirect expenses increased by €1.7 million mainly in personnel expenses and amortization and depreciation.

Direct research and development expenses increased by €2.7 million, or 9.8%, to €30.2 million for the year ended December 31, 2023, as compared to direct research and development expenses of €27.5 million for the year ended December 31, 2022. This increase is mainly due to a €3.2 million increase in expenses related to preclinical development programs relating notably to the ADC field, partly offset by a €0.5 million decrease in expenses related to the Company's clinical programs. This decrease in clinical programs expenses mainly results from a €0.4 million decrease in expenses relating to the monalizumab program, a €0.2 million decrease in expenses relating to the avdoralimab program and a €0.2 million decrease in expenses relating to the lacutamab program, partly offset by a €0.7 million increase in expenses related to the growth in IPH5201 phase 2 trials patient recruitment.

Also, as of December 31, 2023, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €52.7 million, as compared to collaborations liabilities of €63.2 million as of December 31, 2022. This decrease of €10.5 million mainly results from (i) net repayment of €8.4 million during year 2023 to AstraZeneca linked to the Monalizumab cofinancing program, including phase 3 trial INTERLINK-1 launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the decrease of the collaboration commitment

("collaboration liabilities" in the consolidated statements of financial position) for an amount of €2.0 million linked to the Euro-dollar parity exchange rate variation.
Personnel and other expenses allocated to research and development increased by €1.7 million, or 6.9%, to €25.8 million for the year ended December 31, 2023, as compared to an amount of €24.2 million for the year ended December 31, 2022. This increase is due to the (i) €0.7 million increase in staff costs allocated to research and development, of which €0.5 million in personnel expenses and €0.2 million in share-based payment expenses, (ii) increase of €1.0 million in depreciation and amortization. The line item is mainly composed of the amortization of the monalizumab, IPH5201 intangible assets.
As of December 31, 2023, the Company had 140 employees, including Leadership Team members, in research and development functions, compared to 155 as of December 31, 2022.

General and administrative expenses
General and administrative expenses from continuing operations decreased by €4.1 million, or 18.5%, to €18.3 million for the year ended December 31, 2023, as compared to €22.4 million for the year ended December 31, 2022. General and administrative expenses represented a total of 24.6% and 30.3% of our total operating expenses before impairment for the years ended December 31, 2023 and 2022, respectively.
The table below presents our general and administrative expenses by nature for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	(in thousands)
Personnel expenses (including share based payments)	€ (10,229)	€ (8,842)
Non scientific advisory and consulting	(4,244)	(2,906)
Other expenses (1)	(7,963)	(6,540)
Total general and administrative	€ (22,436)	€ (18,288)
.
(1)Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.

Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €1.4 million, or 13.6%, to €8.8 million for the year ended December 31, 2023, as compared to personnel expenses of €10.2 million for the year ended December 31, 2022. This decrease mainly results from a decrease in wages of €1.2 million as well as a decrease of €0.2 million in share-based payment expenses mainly explained by the decrease of employees. As of December 31, 2023, we had 39 employees, including Leadership Team members, in general and administrative functions, as compared to 55 as of December 31, 2022.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses decreased by €1.3 million, or 31.5%, to €2.9 million for the year ended December 31, 2023, as compared to an amount of €4.2 million for the year ended December 31, 2022. This decrease mainly results from operating efficiency measures, which led to a reduction in the number of new hires, and use of external communication and consulting services.

Other general and administrative expenses relate to intellectual property, depreciation and amortization and other general, administrative expenses. These expenses decreased by €1.4 million or 17.9% to €6.5 million for the year ended December 31, 2023, as compared to an amount of €8.0 million for the year ended December 31, 2022.
This decrease related notably to savings (reduction in office space) and a reclassification of R&D laboratory support costs (maintenance, supplies, depreciation of R&D equipment) for 1.0 million euros in R&D.
Impairment of intangible assets
As a reminder, for the year ended December 31, 2022, impairment of intangible assets results from full impairment of anti-C5aR rights acquired from Novo/Nordisk A/S (avdoralimab intangible asset) for an amount of €41.0 million. During the fourth quarter of 2022, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in bullous pemphigoid ("BP") indication of its decision to stop said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in BP indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022). Without any new event during year ended December 31, 2023, the impairment has not been reassessed.
Financial income (loss), net
The net financial result increased by €5.6 million, to a €5.1 million profit for the year ended December 31, 2023, as compared to a €0.5 million loss for the year ended December 31, 2022. This change mainly results from interest income on financial investments (net gain of €2.5 million in 2023), the change in the fair value of certain financial instruments (net gain of €1.6 million in 2023 as compared to a net loss of €1.6 million in 2022) and a net foreign exchange gain of €0.9 million in 2023 as compared to a net foreign exchange gain of €0.8 million in 2022.
The table below presents the components of our net financial result for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	(in thousands)
Interests and gains on financial assets	€ 546	€ 3,177
Unrealized gains on financials assets	418	1,648
Foreign exchange gains	3,810	2,109
Other financial income	—	—
Financial income	4,775	6,934

Foreign exchange losses	(2,983)	(1,195)
Unrealized losses on financial assets	(2,050)	—
Interest on financial liabilities	(288)	(640)
Other financial expenses	—	—
Financial expenses	(5,321)	(1,835)

Net financial income (loss)	€ (546)	€ 5,099

For the years ended December 31, 2022 and 2023, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents, short-term investments and financial assets. For instruments for which the valuation may be subject to certain events, the Company has ensured that no such events have occurred a of December 31, 2023.
Net result from discontinued operations
Subsequently to the Termination and Transition Agreement, operations related to Lumoxiti are presented as a discontinued operation as of October 1, 2021.
As a consequence, the Lumoxiti activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year in accordance with IFRS5 "non-current assets held for sale and discontinued operations."
Thus, the net result from discontinued operations relating to Lumoxiti represents a net loss of €0.1 million as compared to a net loss nil for the years ended December 31, 2022 and 2023, respectively, presented as follows :

	Year ended December 31,
	2022	2023

Revenue and other income	(in thousands)
Revenue from collaboration and licensing agreements	€ 194	€ —
Sales	22	—
Total revenue and other income	216	—

Research and development expenses (1)	—	—
Selling, general and administrative expenses (2)	(346)	—
Total operating expenses	(346)	—

Net income (loss) from distribution agreements	—	—
Impairment of intangible assets	—
Operating income (loss)	(131)	—

Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—

Net income (loss) before tax	(131)	—

Income tax expense	—	—
Net income (loss) from discontinued operations	(131)	—
(1)     Research and development expenses. Research and development expenses relating to Lumoxiti discontinued operations are nil for the years ended December 31, 2022 and 2023, respectively.
(2)     Selling, general and administrative expenses. Selling, general and administrative expenses relating to Lumoxiti discontinued operations amounted to €0.3 million and are nil for the years ended December 31, 2022 and 2023, respectively. For the year ended December 31, 2022, these expenses mainly consisted of remaining transition costs.

Comparisons for the years ended December 31, 2021 and 2022
The following table sets forth a summary of our consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2021	2022
	(in thousands)
Revenue from collaboration and licensing agreements	€ 12,112	€ 49,580
Government financing for research expenditures	12,591	8,035
Sales	—	59
Revenue and other income	24,703	57,674

Research and development expenses	(47,004)	(51,663)
General and administrative expenses	(25,524)	(22,436)
Impairment of intangible assets	—	(41,000)
Operating expenses	(72,528)	(115,099)

Operating income (loss)	(47,825)	(57,425)

Financial income	6,344	4,775
Financial expenses	(3,997)	(5,321)
Net financial income (loss)	2,347	(546)

Net income (loss) before tax	(45,478)	(57,972)

Income tax expense	—	—
Net income (loss) from continuing operations	(45,478)	(57,972)

Net income (loss) from discontinued operations	(7,331)	(131)

Net income (loss)	€ (52,809)	€ (58,103)
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

	Year ended December 31,
	2021	2022
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	€ 7,497	€ 22,376
of which IPH5201 agreement - AstraZeneca	—	4,677
of which preclinical molecules agreement - AstraZeneca	—	17,400
of which Sanofi agreement 2016	3,000	4,000
of which other agreements	—	353
Proceeds from collaboration and licensing agreements	10,497	48,806

Invoicing of research and development costs (IPH5201)	1,613	1,391
Exchange gains (loss) on collaboration agreements	—	(627)
Others	—	10
Revenue from collaboration and licensing agreements	12,112	€ 49,580

Proceeds related to monalizumab. Revenue related to monalizumab increased by €14.9 million, to €22.4 million for the year ended December 31, 2022, as compared to €7.5 million for the year ended December 31, 2021. This €14.9 million increase mainly results from the transaction price increase related to the additional payment of $50.0 million (€47.7 million) made by AstraZeneca in June 2022 and triggered by the treatment of the first patient in a second Phase 3 trial “PACIFIC-9” evaluating monalizumab in April 2022. This additional payment has been treated as an increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of $36.0 million (€34.3 million) in connection to the Phase 3 study co-funding commitment made by the Company and notified to AstraZeneca in July 2019. The remaining amount of $14.0 million (€13.4 million) has been treated as an increase of the transaction price, recognized in the income statement in line with the progress of the Phase 1/2 studies. This increase in the transaction price generated a €12.6 million favorable cumulative adjustment in the revenue related to monalizumab agreements over the period. As of December 31, 2022, the deferred revenue related to monalizumab amounted to €14.5 million (€6.6 million as “Deferred revenue—Current portion” and €7.9 million as “Deferred revenue—Non-current portion”).
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
Proceeds related to collaboration and option agreement related to four to-be-agreed upon molecules (preclinical molecules). During the first half of 2022, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement." This license option was part of the 2018 multi-term agreement between AstraZeneca and the Company under which the Company had received an upfront payment of $20.0 million (€17.4 million). As the rights related to these four preclinical programs have been returned to the Company, the entire upfront payment of $20.0 million (€17.4 million) has been recognized as revenue as of June 30, 2022.
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
Revenue from invoicing of research and development costs for the year ended December 31, 2022 was €1.4 million compared to €1.6 million for the year ended December 31, 2021, or a decrease of € 0.2 million.
Proceeds related to Sanofi 2016 agreement. Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €4.0 million for the year ended December 31, 2022 as compared to €3.0 million for the year ended December 31, 2021. During the period, the Company announced, notably, the decision taken by Sanofi to advance IPH6401/SAR'514 towards regulatory preclinical studies for a new investigational drug. This decision triggered a milestone payment of €3.0 million fully recognized in revenue. This amount was received by the Company on September 9, 2022.

Government financing for research expenditures
Government funding for research expenditures decreased by €4.6 million, or 36.2%, to €8.0 million for the year ended December 31, 2022, as compared to €12.6 million for the year ended December 31, 2021. This change is mainly due to a €2.4 million decrease in the research tax credit which is mainly due to (i) a decrease in eligible expenses in the research tax credit calculation and (ii) a provision following the tax inspection carried out in 2022 by the French tax authorities and recognized as a deduction from the 2022 research tax credit. This provision is based on estimated amounts and adjustments not disputed by the

Company.The table below details government funding for research expenditures for the years ended December 31, 2021 and 2022.

Year ended December 31,
	2021	2022
(in thousands)
Research Tax Credit(1)	€ 10,310	€ 7,925
Grant and other tax credit(2)	€ 2,281	€ 110
Government financing for research expenditures	€ 12,591	€ 8,035
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
(2)     As a reminder, the total amount of grants recognized in the income statement as of December 31, 2021 included an amount of €2.0 million representing the first tranche received (€1.4 million) and a remaining amount to be received (€0.6 million) related to the BPI financing contract signed in August 2020 as a part of the program set up by the French government to help develop a therapeutic solution with a preventive or curative aim against COVID-19. As of December 31, 2021, the financing is considered by the Company to be non-refundable, in accordance with the terms of the agreement, in light of the technical and commercial failure of the project based on the results of the Phase 2 "Force" trial evaluating avdoralimab in COVID-19, published in July 6, 2021. The remaining amount of €0.6 million has been received by Company in January and May, 2022.

The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year.

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2022 and 2021.

	Year ended December 31,
	2021	2022
	(in thousands)
Research and development	€ (47,004)	€ (51,663)
Selling, general and administrative	(25,524)	(22,436)
Total operating expenses	€ (72,528)	€ (115,099)
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

Research and development expenses from continuing operations increased by €4.7 million, or 9.9%, to €51.7 million for the year ended December 31, 2022, as compared to research and development of €47.0 million for the year ended December 31, 2021. This increase over the period is mainly due to an increase in indirect research and development expenses resulting from an increase of €3.9 million in personnel and other expenses in line with (i) an increase in scientific and non scientific fees related to research and development operations. In addition, direct research and development expenses increased by €0.8 million over the period due to the significant increase in expenses relating to non-clinical development programs, partly offset by the decrease in expenses relating to clinical programs. Research and development expenses represented a total of 69.7% and 64.8% of operating expenses before impairment for years ended December 31, 2022 and December 31, 2021, respectively.
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
Also, as of December 31, 2022, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €63.2 million, as compared to collaborations liabilities of €40.4 million as of December 31, 2021. This increase of €22.8 million mainly results from the additional payment of $50.0 million (€47.7 million) made by AstraZeneca in June 2022 and triggered by the treatment of the first patient in a second Phase 3 trial “PACIFIC-9” evaluating monalizumab in April 2022. This additional payment has been treated as an increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of $36.0 million (€34.3 million) in connection to the Phase 3 study co-funding commitment made by the Company and notified to AstraZeneca in July 2019. This increase was partially offset by payments made in 2022 to AstraZeneca related to the co-funding of the monalizumab program, including the Phase 3 INTERLINK-1 and PACIFIC-9 trials.
Personnel and other expenses allocated to research and development increased by €3.9 million, or 19.2%, to €24.2 million for the year ended December 31, 2022, as compared to an amount of €20.3 million for the year ended December 31, 2021. This increase is due to (i) a €3.0 million increase in other expenses related to the €1.3 million increase in non-scientific fees and the €1.0 million increase in scientific fees allocated to research and development, mainly explained by the increase in the use of external medical and regulatory experts, as well as (ii) the €1.2 million increase in staff costs allocated to research and development. This increase is mainly explained by the increase of €1.7 million share-based payments expenses.
As of December 31, 2022, the Company had 152 employees in research and development functions, compared to 148 as of December 31, 2021.

General and administrative expenses
General and administrative expenses from continuing operations decreased by €3.1 million, or 12.1%, to €22.4 million for the year ended December 31, 2022, as compared to €25.5 million for the year ended December 31, 2021. General and administrative expenses represented a total of 30.3% and 35.2% of our total operating expenses before impairment for the years ended December 31, 2022 and 2021, respectively.
The table below presents our selling, general and administrative expenses from continuing activities by nature for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	(in thousands)
Personnel expenses (including share based payments)	€ (10,883)	€ (10,229)
Non scientific advisory and consulting	(5,108)	(4,244)
Other expenses (1)	(9,533)	(7,963)
Total general and administrative	€ (25,524)	€ (22,436)

(1)Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.

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
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses decreased by €0.9 million, or 16.9%, to €4.2 million for the year ended December 31, 2022, as compared to an amount of €5.1 million for the year ended December 31, 2021.

This decrease results mainly from (i) an increase of €0.9 million in fees for strategic consulting and implementation of the "At-the-Market" capital increase program, offset by (ii) a decrease of legal assistance costs, support costs by external service providers in the context of compliance with the Sarbanes-Oxley (SOX) Act and costs relating to our wholly owned U.S. subsidiary, Innate Pharma Inc.
Other general and administrative expenses relate to intellectual property, the costs of maintaining laboratory equipment and our premises, depreciation and amortization and other general, administrative expenses. These expenses increased by €1.6 million or 16.5% to €8.0 million for the year ended December 31, 2022, as compared to an amount of €9.5 million for the year ended December 31, 2021. This decrease related notably to the reversals of provisions for charges in connection with restructuring costs linked to the abandonment of the Company's commercial activities, as well as reversals of tax provisions, both with the 2021 financial year. These elements are completed by a net position of more favorable commercial exchange gains over the 2022 financial year.
Impairment of intangible assets
For the year ended December 31, 2022, impairment of intangible assets results from full impairment of anti-C5aR rights acquired from Novo/Nordisk A/S (avdoralimab intangible asset) for an amount of €41.0 million. During 2022 fourth quarter, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in BP indication of its decision to stop said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in BP indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022).
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

Net result from discontinued operations
Subsequently to the Termination and Transition Agreement, operations related to Lumoxiti are presented as a discontinued operation as of October 1, 2021.
As a consequence, the Lumoxiti activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year in accordance with IFRS5 "non-current assets held for sale and discontinued operations."
As a consequence, net result from discontinued operations relating to Lumoxiti represents a net loss of €7.3 million as compared to a net loss €0.1 million for the years ended December 31, 2021 and 2022, respectively, presented as follows:

	Year ended December 31,
	2021	2022
Revenue and other income	(in thousands)
Revenue from collaboration and licensing agreements	926	€ 194
Sales	874	22
Total revenue and other income	1,800	216

Research and development expenses (1)	(624)	—
Selling, general and administrative expenses (2)	(8,507)	(346)
Total operating expenses	(9,131)	(346)

Net income (loss) from distribution agreements	—	—
Impairment of intangible assets	—	—
Operating income (loss)	(7,331)	(131)

Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—

Net income (loss) before tax	(7,331)	(131)

Income tax expense	—	—
Net income (loss) from discontinued operations	(7,331)	(131)
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

Critical Accounting Policies and Significant Judgments and Estimates
The Company's consolidated financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing the financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the facts and circumstances. The actual value of the Company's assets, liabilities and shareholders’ equity, as well as its income and expenses, could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. See Note 2 to the Company's consolidated financial statements appearing elsewhere in this Annual Report.
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
Non-refundable upfront payments are deferred and recognized as revenue over the period Innate is engaged to deliver services to the third party. Revenue is recognized based on completion of the underlying work.
Milestone payments represent amounts received from Innate's collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. The Company recognizes milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to a refund of the payment. The triggering event may be scientific results achieved by the Company or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement. As of December 31, 2023, given the significant progress of the work to be performed (98.1%) and the level of budget consumption, the impact of accounting estimates is no longer a determining factor in the calculation of revenue related to the monalizumab agreement.
Estimate of the recoverable amount of the acquired and under progress licenses
Impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). The Company is testing amortizable intangible assets for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is above its recoverable amount, the Company recognizes an impairment loss to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, and are provided in Note 6 to the Company's consolidated financial statements which are included elsewhere in this Annual Report. Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company's consolidated financial statements. In case of failure of the clinical trials in progress, the Company may have to fully depreciate the intangible asset. As of December 31, 2022, given the Company's decision in December 2022 to discontinue the development of avdoralimab in the indication of BP supporting the recoverable amount of the asset as of December 31, 2021 and June 30, 2022, the rights related to the intangible asset have been fully impaired for the net carrying amount of the intangible asset, of €41,000 thousand, without using the historical assumptions described above (see Note 6 to the Company's consolidated financial statements which are included elsewhere in this Annual Report). As a result, the Company considers that there are no longer any critical estimates in line with intangible assets since 2022. Without any new event to be considered since then, there are therefore no longer any critical assumptions that could call into question the recoverable amount of the asset.

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
Sources and uses of liquidity
As of December 31, 2023, the Company has primarily financed its operations through its receipt of $635.4 million (€560.1 million) in payments from its collaborators, including AstraZeneca and Sanofi, since 2011, excluding payments received for purchases of Innate's equity securities by its collaborators.
Innate has also financed its operations since its inception through several rounds of public and private financings. Since its inception, Innate has raised a total of €311.4 million through the sale of equity securities, including €33.7 million in the initial public offering of Innate's ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of the Company's initial public offering of its ordinary shares on Nasdaq in 2019.
In addition, Innate has received an aggregate of €100.1 million in research tax credits through December 31, 2023. As a French biopharmaceutical company, Innate Pharma has benefited from certain tax advantages, including, for example, the research tax credit. The research tax credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The research tax credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France. The research tax credit increased by €1.8 million, or 23% , to €9.7 million for the year ended December 31, 2023, as compared to a research tax credit of €7.9 million for the year ended December 31, 2022.
Innate lost its status as a small or medium size business at the end of the year ended December 31, 2019 and, therefore, was no longer entitled to the immediate reimbursement of the research tax credit for the fiscal year ended 2019 and 2020 but instead will be reimbursed within the expiry of a three-year period. The 2019 tax credit was refunded on February 2023. For the 2021 and 2022 financial year, the Company again met the criteria of an SME according to the criteria of the European Union. As a result, the Company was eligible for the early repayment by the French treasury of the 2021 research tax credit during the fiscal year 2022. The Company will also be eligible for the early repayment by the French treasury of the 2022 research tax credit during the fiscal year 2023. As of December, 31 2023 financial year, the Company lost again the SME status. As a consequence, the 2023 research tax credit will be paid after a three-year period. If necessary, the Company could mobilize the receivable.
Innate is potentially eligible to earn milestone payments and royalties under its agreements with AstraZeneca in the event that the Company satisfies certain pre-specified milestones. Innate may enter into new collaboration agreements that also provide milestone payments. These milestone payments are dependent on the accomplishment of various development, regulatory and commercialization objectives, and the achievement of many of these milestones is outside of Innate's control. However, Innate's ability to earn these payments and their timing will, in part, be dependent upon the outcome of its research activities, which is uncertain at this time.
On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. This loan, amounting to a maximum of €15.2 million, can be drawn down during the period of the construction in order to pay supplier payments as they become due, but in any event no later than August 30, 2019. Given the development of its portfolio, and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). Repayment of any amounts drawn down are payable over a 12-year term beginning on August 30, 2019 and ending on August 30, 2031. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4.2 million in July 2024, €5.0 million in August 2027 and €6.0 million in August 2031. The Company had drawn down €15.2 million under the loan as of December 31, 2019. The loan bears a fixed interest rate of 2.01%. Under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. The repayment period started on August 30, 2019. As of December 31, 2023, the remaining capital of this loan amounted to €10.2 million as compared to €11.3 million as of December 31, 2022.
On January 5, 2022, the Company announced that it had obtained non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The funds related to these two PGEs were collected by the Company on December 27 and 30, 2021, respectively. These two loans have an initial maturity of one year, with an option to extend up to five years from August 2022. They are 90% guaranteed by the French State as part of a system put in place to support companies in the face of the COVID-19 health crisis. In August 2022, the Company requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period (2023). Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. The state guarantee fees amount to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively. As of December 31, 2023, the remaining capital of these loans amounted to €28.7 million.
Lastly, during the years ended December 31, 2016 and 2017, Innate also used lease-financing and bank loans to finance the acquisition of laboratory equipment and to set up new laboratories. The debt related to these loans amounts to €0.2 million at December 31, 2023.

The following table summarizes the Company's contractual obligations (principal amount only) as of December 31, 2023:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
State guaranteed loan Société Générale	4,884	15,116	—	20,000
State guaranteed loan BNP Paribas	2,144	6,556	—	8,700
State guaranteed loans - accrued interest	14	—	—	14
Lease liabilities – Building "Le Virage"	244	131	—	375
Lease liabilities – Premises Innate Inc	92	154	—	246
Lease liabilities – Laboratory equipment	109	—	—	109
Lease liabilities – Vehicles	31	56	—	87
Lease liabilities - Printers	9	9	—	18
Loans – Equipment	56	43	—	99
Loan – Building	1,353	5,081	3,814	10,248
Total	8,936	27,148	3,814	39,896

The table below summarizes Innate's contractual obligations (principal amount and interest) as of December 31, 2023:

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
State guaranteed loan Société Générale	5,167	15,502	—	20,669
State guaranteed loan BNP Paribas	2,222	6,662	—	8,884
Lease liabilities – Building "Le Virage"	255	133	—	388
Lease liabilities – Premises Innate Inc	95	157	—	252
Lease liabilities – Laboratory equipment	109	—	—	109
Lease liabilities – Vehicles	33	56	—	89
Lease liabilities - Printers	9	9	—	18
Loans – Equipment	57	43	—	100
Loan – Building	1,545	5,587	3,923	11,056
Total	9,492	28,149	3,923	41,565

Liquidity position
Cash, cash equivalents and short-term investments decreased by €9.0 million, or 9%, to €92.5 million as of December 31, 2023, as compared to cash, cash equivalents and short-term investments of €101.5 million as of December 31, 2022. Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts, fixed-term accounts and money market funds as per AMF definition. Short-term investments primarily consist of shares of mutual funds and all investments with a maturity less than one year. Their purpose is to finance Innate's activities, including Innate's research and development costs.
As a reminder, Innate has received a total of €306.4 million in cash from capital increases, before deducting the costs associated with capital increases, and after excluding proceeds from share compensation instruments, between 1999 and December 31, 2019. The table below summarizes the main capital increases between 1999 and December 31, 2023 :

Date	Gross Proceeds
April 2000	€ 1.2 million
March 2001	3.3 million
July 2002	20.0 million
March 2004	5.0 million
July 2004	10.0 million
March 2006	10.0 million
November 2006	33.7 million
December 2009	24.3 million
November 2013	20.3 million
June 2014	50.0 million
October 2018	62.6 million
October 2019	66.0 million
Total	€ 306.4 million

Cash flows
Comparisons for the year ended December 31, 2022 and 2023
The following table sets forth cash flow data for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	(in thousands)
Cash flows from / (used in) operating activities	€ (19,155)	€ (32,558)
Cash flows from / (used in) investing activities	1,877	20,631
Cash flows from / (used in) financing activities	(1,828)	(1,966)
Effect of the exchange rate changes	(428)	274
Net increase / (decrease) in cash and cash equivalents	€ (19,532)	€ (13,619)

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities decreased by €13.4 million to €32.6 million for the year ended December 31, 2023 as compared to net cash flows used in operating activities of €19.2 million for the year ended December 31, 2022. This variation is mainly due to (i) the receipt of €25.0 million from Sanofi in March 2023 following the entry into force of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Genzyme Corporation, a wholly-owned subsidiary of Sanofi ("Sanofi") an exclusive licence to Innate Pharma's B7H3 ANKET®

program and options on two additional targets, (ii) the receipt in May 2023 of a payment of €4.6 million ($5.0 million) received from Takeda following the conclusion of an exclusive licensing agreement under which Innate granted Takeda exclusive worldwide rights for the research and development of ADCs, (iii) the receipt in July 2023 of €2.0 million following the treatment of the first patient in the Phase 1/2 clinical trial sponsored by Sanofi evaluating IPH6401/SAR'514 in patients with relapsed or refractory multiple myeloma. Lastly, during 2023, the Company benefited from the early repayment of the research tax credit claim relating to the 2022 financial year, amounting to €9.2 million, paid to the Company by the French Treasury in July 2023. As a reminder, cash flows used in operating activities for the year ended December 31, 2022, included successive (i) the collection of €47.7 million ($50.0 million) and €4.9 million ($5.0 million) in June 2022 and August 2022,respectively, under the monalizumab agreement and the amendment to the IPH5201 collaboration and option agreement, (ii) the collection of €3.0 million received from Sanofi under the 2016 agreement and following Sanofi's decision to advance IPH6401/SAR'514 into regulatory preclinical studies for an investigational new drug, and (iii) in 2022, the Company collected the early repayment of the research tax credit receivable relating to the 2021 financial year for an amount of €10.3 million, paid to the Company by the French Treasury in November 2022. These collections were partially offset by the €5.9 million payment to AstraZeneca on April 20, 2022 pursuant to the Termination and Transition Agreement and cash outflows related to the Company's operating activities. Not considering these specific effects, net cash flows used by operating activities for the year ended December 31, 2023 decreased by €5.5 million. This decrease is mainly explained by the decrease in the Company's research and development activities, notably related to preclinical trials, and also by higher cash outflows related to the re-invoicing of costs to AstraZeneca for the Phase 3 trials evaluating monalizumab, INTERLINK-1 and PACIFIC-9, in accordance with the Company's co-financing commitments and the reduction in staff costs related to the reduction of staff in the Company.
Net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation are nil for the year ended December 31, 2023 as compared to € 5.1 million for the year 2022. In 2022, the cash consumption related to the payment to AstraZeneca of €5.9 million in April 2022 under the Termination and Transition Agreement.
Cash flows from / (used in) investing activities
The Company's net cash flows from investing activities for the year ended December 31, 2023 amounted to €20.6 million and are mainly composed of a disposal of a non-current financial instrument which generated a net cash collection of €22.8 million partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €2.2 million. As a reminder, net cash flow used in investing activities for the year ended December 31, 2022 amounted to €1.9 million and were mainly comprised of acquisitions of tangibles assets and disposal of a current financial instrument liquidation for €3.0 million.
Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for the year ended December 31, 2023 and 2022, respectively.
Cash flows from / (used in) financing activities
The Company's net cash flows used in financing activities for the year ended December 31, 2023 increased by €0.1 million to €2.0 million for the year ended December 31, 2023 as compared to net cash flows from financing activities of €1.8 million for the year ended December 31, 2022.
Loan repayments amounted to €2.4 million for the year ended December 31, 2023 as compared to €2.0 million for the year ended December 31, 2022.
In addition, net cash flows from financing activities related to Lumoxiti discontinued operations are nil for the year ended December 31, 2022 and 2021, respectively.

Comparisons for the year ended December 31, 2021 and 2022
The following table sets forth cash flow data for the years ended December 31, 2021 and 2022:

	Year ended December 31,
	2021	2022
	(in thousands)
Cash flows from / (used in) operating activities	€ (58,457)	€ (19,155)
Cash flows from / (used in) investing activities	(917)	1,877
Cash flows from / (used in) financing activities	26,819	(1,828)
Effect of the exchange rate changes	(483)	(428)
Net increase / (decrease) in cash and cash equivalents	€ (33,039)	€ (19,532)

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities decreased by €39.3 million to €19.2 million for the year ended December 31, 2022 as compared to net cash flows used in operating activities of €58.5 million for the year ended December 31, 2021. This increase mainly results from (i) the collection of €47.7 million ($50.0 million) and €4.9 million ($5.0 million) in June 2022 and August 2022,respectively, under the monalizumab agreement and the amendment to the IPH5201 collaboration and option agreement, (ii) the collection of €3.0 million received from Sanofi under the 2016 agreement and following Sanofi's decision to advance IPH6401/SAR'514 into regulatory preclinical studies for an investigational new drug. Finally, (iii) the Company collected during 2022 the early repayment of the research tax credit receivable relating to the 2021 financial year for an amount of €10.3 million, paid to the Company by the French Treasury in November 2022. These collections are partially offset by the €5.9 million payment to AstraZeneca on April 20, 2022 pursuant to the Termination and Transition Agreement and cash outflows related to the Company's operating activities. As a reminder, cash flows used in operating activities for year ended December 31, 2021, included successive receipts for a total amount of €10.0 million from Sanofi (in January, February and December 2021) in connection with the IPH6101/SAR443579 agreement signed in 2016, following Sanofi's decision at the end of 2020 to advance IPH6101/SAR443579 towards regulatory preclinical studies for a new investigational drug, and the launch of the first related Phase 1 trial in December 2021. Restated of these receipts and payments, net cash flows used by operating activities for the year ended December, 2022 increased by €10.4 million. This increase is mainly explained by the increase in the Company's research and development activities, notably related to pre-clinical trials, and also by higher cash outflows related to the re-invoicing of costs to AstraZeneca for the Phase 3 trials evaluating monalizumab, INTERLINK-1 and PACIFIC-9, in accordance with the Company's co-financing commitments.
Net cash flow consumed by operating activities in connection with the Lumoxiti discontinued operation amounted to €5.1 million for the year ended December 31, 2022 as compared to € 3.6 million for the year 2021. This increase is mainly related to the payment to AstraZeneca of €5.9 million in April 2022 under the Termination and Transition Agreement.

Cash flows from / (used in) investing activities
The Company's net cash flows from investing activities for the year ended December 31, 2022 amounted to €1.9 million and are mainly composed of a disposal of a non-current financial instrument which generated a net cash collection of €3.0 million partially offset by acquisitions of property, plant and equipment and intangible assets for €1.1 million. As a reminder, net cash flow used in investing activities for the year ended December 31, 2021 amounted to €0.9 million and were mainly comprised of acquisitions of tangibles assets.
Net cash flows consumed by investing activities in connection with the Lumoxiti discontinued operation were nil for year ended December 31, 2022 and December 31 2021, respectively.
Cash flows from / (used in) financing activities
The Company's net cash flows used in financing activities for the year ended December 31, 2022 decreased by €28.6 million to €1.8 million as compared to net cash flows from financing activities of €26.8 million for the year ended December 31, 2021. As a reminder, the Company's obtained in 2021 a non-dilutive financing of €28.7 million in the form of two State guaranteed loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021, respectively.
Loan repayments amounted to €2.0 million for the year ended December 31, 2022 as compared to €2.1 million for the year ended December 31, 2021.
In addition, net cash flow from financing activities related to Lumoxiti discontinued operation are nil for year ended December 31, 2022 and 2021, respectively.

Funding requirements
Innate Pharma believes that its existing cash, cash equivalents, short-term investments and non-current financial assets, will enable it to fund its operations for at least the next 12 months. Innate has based this estimate on assumptions that may prove to be wrong, and the Company could use its capital resources sooner than it currently expects.
Until Innate can generate a sufficient amount of revenue from the sale of approved products, if ever, it expects to finance its operating activities through its existing liquidity and expected milestone payments from collaborators.
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
•the amount of revenues, if any, Innate Pharma may derive either directly, or in the form of milestone or royalty payments from any future potential partnership agreements, from monalizumab, IPH5201, IPH6101/SAR443579, IPH6401/SAR'514, B7H3 or other target or relating to its other product candidates.
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
Capital expenditures
Innate Pharma's operations mainly require investment in intangible assets. Innate acquired the rights of avdoralimab from Novo Nordisk A/S in 2017. The Company paid an upfront fee of €40.0 million, of which €37.2 million was contributed in new ordinary shares and €2.8 million in cash. As part of this agreement, an additional amount of € 1.0 million was paid in October 2020 to Novo Nordisk A / S following the launch of the first avdoralimab Phase 2 trial.
In January 2019, Innate Pharma paid to AstraZeneca an initial payment for the license related to Lumoxiti ($50.0 million, or €43.8 million, using the foreign exchange rate of 1.1422 at the date of payment), and in February 2019, Innate paid to Novo Nordisk A/S additional consideration relating to monalizumab ($15.0 million, or €13.1 million, using the exchange rate of 1.1394 at the date of payment). In June 2019, Innate paid €7.0 million to Orega Biotech in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201.
Innate's operations generally require little investment in tangible assets because the Company outsources most of the manufacturing and research activities to third parties. Innate Pharma leases some of its computer equipment under operating lease agreements. Innate accounts for its payments for these items as operating expenses in the consolidated statement of income.
The Company's capital expenditures in the years ended December 31, 2021, 2022 and 2023 primarily related to laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
Innate's corporate office in Luminy, Marseille, France is leased under a finance lease agreement signed in 2008 with Sogebail, a subsidiary of Société Générale, for an aggregate amount of €6.6 million. The lease-financing agreement has a 12-year term. Innate has a purchase option for all of the buildings and land for the lump sum of €1 at the end of the term of the contract on June 9, 2020, which it has exercised. The Company now owns its corporate office in Luminy, Marseille.
Since July 2017, Innate also rents office space in Marseille, France under a commercial lease.
On January 10, 2020, the Company signed an amendment to the lease for the “Le Virage” building in order to expand its premises. This amendment also extended the duration of the contractual commitment until 2025.
On March 13, 2023, the Company signed an amendment to the lease for "Le Virage Building" in order to reduce the rental area of its premises located in the "Le Virage" building. This amendment has the effect of reducing the amount of the commitment relating to rent by €685 thousand. The Company remains committed under this contract until June 30, 2025.

C.    Research and Development
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”
D.    Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2023 that are reasonably likely to have a material effect on our operating revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.    Critical Accounting Estimates.
The Company applies IFRS as issued by the IASB in its primary financial statements (see Note 2 to the Company’s consolidated financial statements appearing elsewhere in this Annual Report).
Item 6. Directors, Senior Management and Employees.

A.Directors and Senior Management.
Directors and Officers
On May 20, 2022 annual shareholders meeting renewed the appointment of Pascale Boissel as member of the Supervisory Board for two years and appointed Sally Bennett as a new member of the Supervisory Board for two years.
On May 12, 2023 annual shareholders meeting renewed the appointment, for two years, of Hervé Brailly, Irina Staatz-Granzer, Jean-Yves Blay, Gilles Brisson, Véronique Chabernaud and Bpifrance Participations represented by Olivier Martinez.
The following table sets forth information concerning the members of the Supervisory Board , the Executive Board and the Leadership Team (formerly named “Executive Committee”) as of December 31, 2023.

Name	Age	Position
Executive Board Members

Mondher Mahjoubi, M.D.	65	Chairman of the Executive Board, Chief Executive Officer, Member of the Leadership Team

Yannis Morel, Ph.D.	50	Member of the Executive Board, EVP, Product Portfolio Strategy & Business Development, Member of the Leadership Team

Supervisory Board Members

Hervé Brailly, Ph.D.	62	Chairman of the Supervisory Board

Irina Staatz-Granzer, Ph.D.	63	Member and Vice Chairman of the Supervisory Board

Jean-Yves Blay, Ph.D.	61	Member of the Supervisory Board

Gilles Brisson	72	Member of the Supervisory Board

Véronique Chabernaud, M.D.	62	Member of the Supervisory Board

Olivier Martinez	53	Member of the Supervisory Board

Sally Bennett	52	Member of the Supervisory Board

Pascale Boissel	57	Member of the Supervisory Board

Members of the Leadership Team

Sonia Quaratino	57	Member of the Leadership Team, EVP, Chief Medical Officer

Odile Belzunce	43	Member of the Leadership Team, VP Compliance, IT and Portfolio Management

Eric Vivier, D.V.M., Ph.D.	59	Permanent Guest to the Leadership Team, SVP, Chief Scientific Officer

Nicolas Beltraminelli	54	Member of the Leadership Team, VP Chief Development Officer

Odile Laurent	62	Member of the Leadership Team, VP Human Resources

Frédéric Lombard	49	Member of the Leadership Team, Chief Financial Officer

Claire de Saint Blanquat	51	Member of the Leadership Team, VP Legal and Corporate Affairs

Henry Wheeler	41	Member of the Leadership Team, VP Investor Relations and Communications

Executive Board
Mondher Mahjoubi, M.D., Chief Executive Officer and Chairman of its Executive Board, was appointed Chief Executive Officer and Chairman of its Executive Board on December 30, 2016. His mandate was due to terminate at the end of January 2025. After seven years, he resigned from his position on December 31, 2023. Prior to joining Innate Pharma, Dr. Mahjoubi led AstraZeneca’s oncology therapy area franchise, playing an instrumental role in the development and execution of its oncology product strategy from 2013 to 2016. Prior to that role, he served as the Senior Vice President of Global Product Strategy in Oncology at Genentech from 2010 to 2013. He also previously held various positions as Vice President of Marketing and Medical Affairs at Roche, Sanofi-Aventis and Rhone Poulenc Rorer. Dr. Mahjoubi is trained as a medical oncologist, holds a M.D. from the University of Tunis (Tunisia) and university degrees in Medical Oncology from the University of Paris Sud (France) and in Clinical Research and Methodology from the University of Lariboisiere-Saint Louis (France). He was resident doctor at the Faculty of Medicine in Tunis and at the Gustave-Roussy Institute in Villejuif. He is a member of the American Society of Clinical Oncology and European Society of Medical Oncology. He is also currently a consultant at Boston Pharmaceuticals and an independent board member and Chairman of the Board of Directors at PDC*line Pharma, a clinical stage biotech company developing a novel class of anticancer vaccines.
Yannis Morel, Ph.D., has served as a member of the Executive Board since June 25, 2015. His mandate was due to terminate at the end of January 2025. He is Executive Vice-President, Product Portfolio Strategy and Business Development. He joined Innate in December 2001 and until 2007, was in R&D positions, initially as a scientist in the immunology team, before becoming team manager, and finally becoming responsible for research programs. From 2007, he was in charge of business development for the company. Mr. Morel holds a PhD in oncology from Aix-Marseille University (France) and is an alumnus of Ecole Normale Supérieure de Cachan (France), with a BS in physical and molecular chemistry.
Supervisory Board
Hervé Brailly, Ph.D., has served has the Chairman of the Supervisory Board since 2017. As a biotech entrepreneur, he founded Innate Pharma in 1999 and led the Company from 1999 to 2016 as Chief Executive Officer and Chairman of the Executive Board. Mr. Brailly is also the acting CEO and co-founder of Kalsiom (immunology, Brest), and co-founded MI-MAbs SAS (immuno-technology, Marseille) in 2020 and Systol Dynamics (cardiology, Marseille). He is Chairman of the Board of Directors of NH Theraguix (oncology, Grenoble). Mr. Brailly graduated from the Ecole des Mines de Paris (1983, France) and he holds a PhD in immunology with a specialty in immune-pharmacology. During his career, he has been involved in the governance of several public and academic bodies in the field of higher education, research and technology transfer. He is currently Chairman of the School of Engineering of Aix-Marseille University (AMU, France).
Irina Staatz-Granzer, Ph.D., Vice Chairman and member of the Supervisory Board, has served on the Supervisory Board of the Company since June 23, 2009. Dr. Staatz-Granzer has held business development positions at Hermal (subsidiary of Merck KGaA), Boots Healthcare International, Knoll (BASF Pharma, later Abbott) and as Chief Executive Officer of Scil Technology Gmbh, Chief Executive Officer of U3 Pharma AG and Chief Executive Officer of Blink Biomedical SAS. Ms. Staatz-Granzer also serves as Chairman of PLCD (German Pharma Licensing Club). She founded and is currently Chief Executive Officer of Staatz Business Development & Strategy. She is also member of the Supervisory Board of Aelis Farma SAS. Dr. Staatz-Granzer received a degree in pharmacy from Philipps-Universität Marburg (Germany) and a Ph.D. from the University of Tübingen (Germany).

Jean-Yves Blay, Ph.D., has served has a member of the Supervisory Board of the Company since December 13, 2017. He has held the post of General Director of the Centre Léon Bérard in Lyon, France, since 2014 and renewed in 2019. He became President of Unicancer in 2019. He is President of the French Sarcoma Group and Director of the European Reference Network for Rare Adult Cancers (EURACAN). Between 2009 and 2012 he held the position of President of the European Organization for Research and Treatment of Cancer (EORTC). Prof. Blay currently holds various other university and hospital positions. He is a member of the European Union Committee of Experts of Rare Disease, the European Commission’s Scientific Panel for Health (SPH) and served as a Faculty Coordinator for Sarcoma for the European Society of Medical Oncology (ESMO) between 2012 and 2016. Prof. Blay trained as a medical oncologist with a PhD from the University Claude Bernard in Lyon (France); his research activities have been focused on the role of immune effector cells and cytokines in cancer. Prof. Blay is a member of various scientific societies and academic expert groups, has been awarded several honors and is the author of more than 200 publications over the last three years.
Gilles Brisson, member of the Supervisory Board, has served on the Supervisory Board of the Company since June 26, 2007 and was the Chairman until December 30, 2016. Mr. Brisson has worked in management positions at Rhône-Poulenc and then at Aventis Pharma (Sanofi), where he served as Chairman of the Executive Board, Chairman of the Supervisory Board and Europe Manager. He received a degree from Hautes Etudes Commerciales de Paris (France).
Véronique Chabernaud, M.D., has served as a member of the Supervisory Board since April 27, 2015. She is an oncologist, a graduate of ESSEC Business School (France) and has worked for 20 years in the pharmaceutical industry. In particular, she was the Director of the French Oncological Operational Unit at Sanofi Aventis, a Vice President of Marketing and Sales at Aventis Intercontinental and Europe, and Director of Oncology Global Medical Affairs at Rhône Poulenc Rorer. She also works as a consultant for companies in the field of innovative technologies with a high impact on public health, on a national and international level. Such companies include Genomic Health, BioSystems International, MaunaKea Technologies, Ariana Pharma, Qynapse, Omicure. In 2007, Dr. Chabernaud founded "Créer la Vitalité", which helps companies and organizations in the development of health innovations and prevention. Dr. Chabernaud graduated in 2017 from the Institut Français des Administrateurs and Sciences Po Paris with a Certificate in Corporate Directorship and has been involved in this program since 2017. Dr. Chabernaud also founded the association “Enfance et Vitalité” which offers health workshops to children. She is also co-author of the book "Capital Humain versus Humain Capital." From July 2019 to July 2021, Dr. Chabernaud has been member of the Board of Directors and Chairman of the Compensation and nomination committee of Groupe Bastide le confort médical (BLC).
Pascale Boissel, has served as a member of the Supervisory Board since May 19, 2020. She is, with more than 30 years of financial experience, an expert in finance, audit, transactions, internal control, growth management and restructuring operations. Her experience has been represented in a variety of industries, including: food and beverage (Danone), building materials (Lafarge Holcim), education and, for more than 10 years now, healthcare and biotechnology. Before, she was Chief Financial Officer of ENYO Pharma. Ms. Boissel was the Deputy-Chief Executive Officer and Administrative and Financial Director of the BIOASTER Institute (IRT) in the field of infectious diseases and microbiology. In 2009, Ms. Boissel joined Ipsogen a listed company developing and marketing molecular diagnostic products as Chief Financial Officer. Ms. Boissel began her career in audit and corporate finance at PricewaterhouseCoopers Paris.
Olivier Martinez, has been permanent representative of Bpifrance Participations since June 30, 2021; Bpifrance Participations has been a member of the Supervisory Board since June 23, 2017. He is Senior Investment Director of the Investments Biotech Department of the Direction of Innovation of Bpifrance. Prior to that, Mr. Martinez was Investment Director at CDC Entreprises (2010-2013) and Partner at

Bioam Gestion (2000-2010). Mr. Martinez is an alumnus of the Ecole Normale Supérieure and holds a PhD in cell biology from the University of Paris XI and an MBA from the Collège des Ingénieurs (France).
Sally Bennett, MBChB., has served as a member of the Supervisory Board since May 20, 2022. She has a significant experience and expertise in financial analysis and capital markets in the healthcare and biotechnology sectors. Dr. Bennett has a career spanning medicine, equity & capital markets and investment management. She spent 15 years in senior roles as both a public and private investor at HealthCor, a U.S. based global healthcare and life science investment manager and most recently co-led the firm's move into private investing. She is now acting as a Senior Advisor to Catalio Capital in conjunction with its acquisition of HealthCor Management. Prior to HealthCor, she spent 10 years as a senior analyst at ING Financial Markets and then at Piper Jaffray. Dr. Bennett serves as an Independent Non-Executive Director at BerGenBio, a publicly traded European biopharmaceutical company, where she Chairs the Audit Committee and is also an Advisory Board member of the P4 Precision Medicine Accelerator Programme in the UK. She also serves on the Board of a private UK Company, Mosaic Therapeutics, where she represents the Sanger Institute. She was also a member of the Board of Governors of UCLH, an NHS Foundation Trust hospital, where she served on the Research and Innovation Committee. She is a member of the Institute of Directors (IoD) and has been awarded the CertIoD qualification. Dr. Bennett received a BSc in Anatomical Sciences and a Medical Degree, awarded with honors, both from the University of Manchester. She is a British citizen.
Leadership Team Members
Sonia Quaratino, MD, PhD, joined Innate Pharma in November 2023 as Executive Vice President and Chief Medical Officer (CMO) and as a member of Innate's Leadership Team. Dr. Quaratino has over 25 years of experience in basic research, clinical development and translational medicine. Most recently, Dr. Quaratino was CMO at Georgiamune INC (USA), and prior to that, CMO at Kymab (UK), a clinical-stage biopharmaceutical company focused on immune-mediated diseases and immuno-oncology treatments. Previously, Dr. Quaratino was Global Program Lead in Oncology at Novartis (Switzerland) and Senior Medical Director Oncology and Advisor in Immunology at Merck Serono (Germany). She was Professor of Immunology at the University of Southampton in the UK and her research has been published in high-impact scientific journals.
Odile Belzunce, member of the Leadership Team, Vice President, Compliance and Operations, was appointed as a member of the Executive Committee of the Company on January 31, 2019. Ms. Belzunce joined Innate Pharma in February 2005. She was Quality Manager for 10 years before becoming Head of Compliance. During her career at Innate, Ms. Belzunce contributed to the structuration of the processes as the Company was growing, developing its portfolio and its activities. Ms. Belzunce currently holds the position of VP, Compliance and Operations.
Nicola Beltraminelli, PhD, member of the Leadership Team, Vice President, Chief Development Officer, joined Innate Pharma as Vice President and Chief Development Officer in January 2022. Dr. Beltraminelli brings more than 20 years of biotech experience to the role, and specifically in the development of biologic products from early discovery to GMP manufacture. Most recently, Dr. Beltraminelli served as Chief Technical Officer at Lysogene, where he led the CMC activities for two late-stage assets. Prior to Lysogene, he held senior level positions at HiFiBiO Therapeutics and BliNK Biomedical SAS. At HiFiBiO, Dr. Beltraminelli led the R&D activities of the company’s French site, as well as its global CMC efforts, bringing three projects to the clinic. Dr. Beltraminelli holds a PhD in Molecular Biology from the University of Lausanne, Switzerland.
Eric Vivier, D.V.M., Ph.D., permanent guest to the Leadership Team, Senior Vice President, Chief Scientific Officer, joined Innate in that role in 2018. Prof. Vivier is a Doctor of Veterinary Medicine

(DVM) from the Ecole Nationale Vétérinaire de Maisons-Alfort and holds a PhD in Immunology from the Paris University (Paris XI). After completing his post-doctoral fellowship at Harvard Medical School (Dana-Faber Cancer Institute), Prof. Vivier joined the Center of Immunology at Marseille-Luminy (CIML) in 1993, becoming its director in 2008 and serving in that role until 2017. A pioneer in the field of innate immunity, he is one of the four immunologists whose research led to the creation of Innate Pharma. He has been four times laureate of the prestigious European Research Council (ERC) grants. During his career, Prof. Vivier has been a visiting professor at The Scripps Research Institute, The Rockefeller University, and The Walter and Elisa Hall Institute. He is a member of the French National Academy of Medicine, of the Institut Universitaire de France and of the Royal Academy of Medicine of Belgium. He is on the board of numerous committees and has been awarded several prizes and honors, including the European Federation of Immunological Society award and the Grand Prix Charles Oberling in Oncology. He is also Chevalier de la Légion d’Honneur and Officier de l'Ordre National du Mérite.
Odile Laurent, member of the Leadership Team, Vice President, Human Resources Director, joined Innate in that role in September 2017. Ms. Laurent has been appointed Vice President, Human Resources Director in January 2020. Before joining Innate Pharma, Ms. Laurent was Group Human Resources Director at Marie Brizard Wine&Spirits Group from 2015 to 2017. Previously, Ms. Laurent was Director of Human Resources for the "Power Transformers" business unit at Areva T&D, and was subsequently appointed Head of Global Sales at Alstom Grid. Ms. Laurent has spent most of her career at Sanofi-Aventis where from 2005 she was successively in charge of the Multi-site and European Human Resources Department of the "Matures Products and OTC" business unit, and later of the Supply-Chain business unit worldwide. Ms. Laurent holds a PhD in Physical Sciences from the Institut National Polytechnique of Toulouse and a Master of Business Administration in Human Resources from the Institut d’Administration des Entreprises of Toulouse (France).
Frederic Lombard, member of the Leadership Team, Chief Financial Officer, joined Innate Pharma in April 2021. Mr. Lombard joined Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Throughout his career, Mr. Lombard has developed international financial teams with the aim of strengthening team members’ skill sets and positioning the function as a collaborative business partner. He also specializes in project management, successfully conducting significant transformation projects in multi-cultural environments. Prior to his financial career in the healthcare sector, Mr. Lombard worked in the information technology industry, where he became familiar with the information systems standards in fast-changing environments. He holds a BA in Economics & Finance from Lyon 2 University and a MBA from EM Lyon Business School.
Claire de Saint-Blanquat, member of the Leadership Team, Vice President, Legal and Corporate Affairs and Secretary of the Supervisory Board, joined Innate Pharma in October 2020 and was appointed to the Leadership Team in January 2023. Ms. de Saint-Blanquat has nearly 20 years of experience in diverse legal positions in the pharmaceutical industry. Admitted to the Paris Bar in 1998, she started her career at Clifford Chance and then held senior positions, notably at Teva, Servier and Biogaran, where she was Legal and Compliance Director since 2016. Ms. de Saint-Blanquat holds a master's degree in private law from the University of Paris II - Panthéon Assas (1995), a DEA in civil and commercial obligations law from the University of Paris V - Malakoff (1996) and a DESS in biotechnology law from the University of Versailles- Saint Quentin (2003).
Henry Wheeler, MSc, member of the Leadership Team, Investor Relations and Communications, joined Innate Pharma as Vice President, Investor Relations in June 2021 and was appointed to the Leadership Team in January 2023. Mr. Wheeler has over 15 years’ experience across the pharmaceutical and financial industries. Mr. Wheeler joined from AstraZeneca, where he led investor relations for the company’s oncology portfolio, having previously served within AstraZeneca’s Oncology Business Unit.

Prior to this, Mr. Wheeler worked in various healthcare financial roles, including at Third Bridge and Morgan Stanley in London. Mr. Wheeler graduated with a MSc in Drug Discovery Skills and a BSc with honors in Pharmacology, both from King's College, London.
On December 18, 2023, Innate Pharma announced that Mondher Mahjoubi has resigned from his position as Chief Executive Officer (CEO) and Chairman of the Executive Board of the Company, effective as of January 2024, to pursue a senior level opportunity at a large pharmaceutical company.
Hervé Brailly, Innate Pharma’s current Chairman of the Supervisory Board, former CEO and co-founder was appointed as interim CEO and Chairman of the Executive Board while a permanent successor is sought. The Company aims to strengthen the Executive Board in the new year.
Irina Staatz-Granzer, who has been Vice-Chairwoman of the Supervisory Board for several years was appointed Chairwoman of the Supervisory Board.
On January 4, 2024, Innate Pharma announced that it has strengthened the Company’s leadership and corporate governance with the appointment of two new Executive Board members. Arvind Sood, Executive Vice President (EVP), President of U.S. Operations, and Dr. Sonia Quaratino, EVP, Chief Medical Officer have joined Hervé Brailly, interim Chief Executive Officer and Yannis Morel, EVP, Chief Operating Officer.
Yannis Morel, current EVP, Business Development and Product Portfolio Strategy and member of the Executive Board broadened his remit to become EVP, Chief Operating Officer extending his operational responsibility to the management of research and early development, working with Innate Pharma’s Chief Scientific Officer Prof. Eric Vivier, and Chief Development Officer, Nicola Beltraminelli.
Dr. Sonia Quaratino, current EVP, Chief Medical Officer was appointed to the Executive Board. Dr. Quaratino joined Innate Pharma in October 2023, bringing over 25 years of experience in basic research, clinical development, and translational medicine, having worked in academia, global large pharmaceuticals, and biotech companies.
Arvind Sood joined the Company in a newly created position of Executive Vice President, Innate Pharma SA and President of U.S. Operations. Arvind was also appointed to the Executive Board. Based in the United States, Arvind is responsible for the execution of the Company’s U.S. strategy, helping expand the Company’s U.S. investor base, and sourcing of business development and corporate development opportunities in the U.S. including liaising with academic institutions and clinical key opinion leaders. Arvind joined Innate Pharma most recently from Amgen and has amassed over four decades of experience within large biopharma companies in areas including commercial operations, investor relations and financial communications.

Family Relationships
There are no family relationships among any of the members of the Executive Board, the Supervisory Board, and the Leadership Team of the Company referred to above.
Arrangements with existing Major Shareholders and Customers
There are no arrangements with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as member of the Executive Board, the Supervisory Board, or of the Leadership Team of the Company.

B.Compensation.
Compensation of Members of the Executive and Supervisory Boards
Following the entry into force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the Ordonnance no. 2019-1234 dated November 27, 2019 and the Decree no. 2019-1235 dated November 27, 2019, the payment of any variable or exceptional compensation attributed for a financial year to the Chairman of the Supervisory Board, the Chairman of the Executive Board and members of the Leadership Team, is subject to approval at the next ordinary general meeting (ex-post vote). The payments of the below variable compensations, for the year ended December 31, 2023, will be submitted for approval to the ordinary and extraordinary shareholder meeting to be held on May 23, 2024. In addition to the ex-post vote described above, French law also requires that the compensation policy for the members of the Executive and Supervisory Board for the year ending December 31, 2023 is subject to the approval at the ordinary general meeting relating to the year ending December 31, 2023.
Compensation of Members of the Supervisory Board
Attendance Fees
The Company pays attendance fees to the members of the Supervisory Board, except for the permanent representative of Bpifrance Participations and the Chairman of the Supervisory Board. At its general meeting of shareholders held on May 12, 2023, shareholders set the total attendance fees to be distributed among the members of the Supervisory Board at €300,000. The attendance fees consist of a fixed portion and a variable portion based on attendance at meetings of the Supervisory Board and its committees. The following table shows the breakdown of the attendance fees for the year ended December 31, 2023:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€15,000
	Chair of the Audit Committee and Compensation and Nomination Committee	€25,000
	Chair of the Corporate Social Responsibility (CSR) Committee	€19.000

Variable Portion (attendance fee at each meeting of the Supervisory Board, the Audit Committee and the Compensation and Nomination Committee)	Supervisory Board Member (1)	€2,000
	Committee Member	€2,000

Variable Portion (attendance fee at each meeting of an additional Supervisory Board, a Transaction Committee or a CSR Committee)	Supervisory Board Member	€1,000
	Transaction Committee or CSR Member	€1,000
(1) reduction of 50% of variable portion received in the event of remote participation in the Supervisory Board meeting held to approve the annual and half-yearly financial statements, the annual strategic Supervisory Board meeting, the Supervisory Board meeting held to approve the budget, and the Supervisory Board meeting following the Annual General Meeting.

The following table sets forth information regarding the attendance fees earned by members of the Supervisory Board during the year ended December 31, 2023:

Member	Attendance Fees
Gilles Brisson	€29,000
Irina Staatz-Granzer	€42,000
Véronique Chabernaud	€48,000
Jean-Yves Blay	€29,000
Pascale Boissel	€60,000
Sally Bennett	€45,000

The Supervisory Board of January 25, 2024 decided to put to the vote of the shareholders at the general meeting of shareholders to be held on May 23, 2024, a total attendance fees envelop to be distributed among the members of the Supervisory Board amounting to €300,000 for the year ending December 31, 2024 . The following table shows the breakdown of Innate's attendance fees for the year ended December 31, 2024:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€15,000
	Chair of the Audit Committee and Compensation and Nomination Committee	€25,000
	Chair of the Corporate Social Responsibility (CSR) Committee	€19.000

Variable Portion (attendance fee at each meeting of the Supervisory Board, the Audit Committee and the Compensation and Nomination Committee)	Supervisory Board Member (1)	€2,000
	Committee Member	€2,000

Variable Portion (attendance fee at each meeting of an additional Supervisory Board, a Transaction Committee or a CSR Committee)	Supervisory Board Member	€1,000
	Transaction Committee or CSR Member	€1,000
(1) reduction of 50% of variable portion received in the event of remote participation in the Supervisory Board meeting held to approve the annual and half-yearly financial statements, the annual strategic Supervisory Board meeting, the Supervisory Board meeting held to approve the budget, and the Supervisory Board meeting following the Annual General Meeting.

Chairman Compensation
Hervé Brailly, the Chairman of the Supervisory Board, receives a specific compensation pursuant to article L.225-84 of the French Commercial Code for his duties as Chairman of the Supervisory Board. For the year ended December 31, 2023, Innate paid Mr. Brailly a specific compensation of €100,000 for the performance of his duties as Chairman of the Supervisory Board.

Compensation of Members of the Executive Board
Breakdown of the Executive Board Members' Compensation
During the year ended on December 31, 2023, the Executive Board consisted of Mondher Mahjoubi and Yannis Morel. Dr. Mahjoubi served as Chairman of the Executive Board.
The compensation of members of the Executive Board is decided by the Supervisory Board upon recommendation by the Compensation and Nomination Committee. The compensation of Dr. Mahjoubi, as Chairman of the Executive Board, is paid under his social mandate (mandat social), whereas the compensation of Dr. Morel is paid under his employment contract.
The compensation of members of the Executive Board includes the following components:
•Fixed Compensation. The members of the Executive Board receive a fixed compensation pursuant to their employment agreements or, in the case of the Chairman, his social mandate (mandat social).
•Annual Variable Compensation. The members of the Executive Board are eligible to receive annual variable compensation upon the recommendation of the Compensation and Nomination Committee based on the achievement of pre-specified objectives. For the year ended on December 31, 2023, such objectives were based on the achievement of the Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the executives to exceed their objectives.

The strategic pillars are the following: (i) maximizing the value of Lacutamab, (ii) advancing the R&D portfolio, (iii) sustaining the Company's business, complemented by two other pillars: (iv) finance and (v) CSR (Corporate and Social Responsibility)
Each pillar was subdivided into:
(i) a baseline target; and
(ii) an outperformance target.
The weights of each pillar are as follows:

	Baseline target	Outperformance target
Lacutamab	25%	25%
R&D pipeline	25%	25%
Business Development	20%	20%
Finance	20%	20%
CSR	10%	10%
If 100% of the basic target objectives are achieved, 100% of the corresponding bonus is paid. If not 100% of the targets is achieved, the percentage of the bonus paid is proportional to the percentage of achievement of the targets. In case of outperformance for the year 2023, it may be decided to increase the amount of the bonus beyond 100% up to a limit of 150% based on other predefined criteria.
The outperformance targets may only be reached if 100% of the baseline targets are reached.
•Performance Free Shares. The members of the Executive Board are able to receive, upon authorization of the Supervisory Board and upon recommendation of the Compensation and Nomination Committee, equity compensation in the form of performance free shares.
•Other Benefits. The members of the Executive Board may also receive other benefits consisting of a supplementary pension plan, in-kind benefits and, for the Chairman of the Executive Board, an unemployment insurance.

Executive Compensation Clawback Policy
Pursuant to the rules adopted by the SEC pursuant to Section 10D-1 of the Exchange Act, requiring national securities exchanges and national securities associations, such as the NYSE, to amend their relevant listing standards no later than November 28, 2023 to require companies with listed securities to put in place a policy whereby listed companies will recover erroneously-awarded variable compensation from the Chief Executive Officer and certain other “executive officers” as defined in Rule 10D-1(d) under the Exchange Act. On June 9, 2023, the SEC approved the Nasdaq’s proposed rule amending its listing standards for recovery of erroneously awarded compensation by listed issuers, which has taken effect on October 2, 2023.
On October 13, 2023, the Supervisory Board approved the adoption of a clawback policy, applicable from October 2, 2023, requiring the recovery in full or in part of the components of the Chief Executive Officer's compensation that are wholly or partially contingent on the attainment of financial performance criteria based on financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes.

2023 Compensation of Mondher Mahjoubi
The following table sets forth the compensation earned by Dr. Mahjoubi during the year ended on December 31, 2023:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€470,000	Gross fixed compensation pursuant to Dr. Mahjoubi’s social mandate (mandat social).
Annual Variable Compensation—Cash	€282,000	This amount represents Dr. Mahjoubi’s annual variable compensation, based on his achievement of 100% of the annual objectives.
Benefits in Kind	€22,733	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€774,733
2023 Compensation of Yannis Morel

The following table sets forth the compensation earned by Dr. Morel during the year ended on December 31, 2023:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€252,000	Gross fixed compensation pursuant to Dr. Morel’s employment contract.
Annual Variable Compensation—Cash	€100,800	This amount represents Dr. Morel’s annual variable compensation, based on his achievement of 100% of the annual objectives .
Performance Free Shares 2023	€240,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Dr. Morel of 150,000 performance free shares 2023.
Benefits in Kind	€7,118	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€599,918

2024 Executive Board Members' Compensation
At the general meeting of shareholders of the Company to be held on May 23, 2024, the compensation of the members of the Executive Board sets forth in the following table for the year ended on December 31, 2023 will be put to the vote of the shareholders:

Type of Compensation	Hervé Brailly	Yannis Morel	Sonia Quaratino	Arvind Sood
Fixed Compensation	€470,000	€300,000	€350,000	$300,000
Maximum Annual Variable Compensation if 100% of the objectives are reached	€282,000	€120,000	€140,000	$120,000
Maximum Annual Variable Compensation in case of over-performance (150%)	€423,000	€180,000	€210,000	$180,000

The variable compensation for the year ended on December 31, 2024 is based on the achievement of the Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the managers to exceed their objectives.
There are five pillars which are essential to the achievement of the strategic axes mentioned above.
Each pillar has been subdivided into:

(i) a baseline target; and
(ii) an outperformance target.
The weights of each pillar are:

	Baseline target	Outperformance target
Clinical & BD	25%	25%
Clinical	20%	20%
Research and Explanatory Development	20%	20%
Finance	25%	25%
Corporate	10%	10%
The annual objectives thus defined make it possible to reward the Company's expected performance but also to assess outperformance.
If 100% of the basic target objectives are achieved, 100% of the corresponding bonus is paid. If not 100% of the targets are achieved, the percentage of the bonus paid is proportional to the percentage of achievement of the targets. In case of outperformance for the year 2024, the amount of the bonus may be increased beyond 100% up to a limit of 150% based on other predefined criteria.
The outperformance targets may only be reached if 100% of the baseline targets are reached.
At the general meeting of shareholders of the Company to be held on May 23, 2024, the allocation of free performance shares subject to capitalization evolution and internal conditions will be put to the vote of its shareholders.
Limitations on Liability and Indemnification Matters
Under French law, provisions of bylaws that limit the liability of the members of Executive and Supervisory Boards are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by members of Executive and Supervisory Boards involved in a third-party action, provided that they acted in good faith and within their capacities as members of such Boards of the Company. Criminal liability cannot be indemnified under French law, whether directly by the Company or through liability insurance.
The Company has a liability insurance for its Executive and Supervisory Board members, and insurance coverage for liability under the Securities Act. The Company also entered into agreements with its Executive and Supervisory Board members to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any Executive or Supervisory Board member in any action or proceeding arising out of his or her actions in that capacity. The Company believes that this insurance and these agreements are necessary to attract qualified Executive and Supervisory Board members.
These agreements may discourage shareholders from bringing a lawsuit against the Executive and Supervisory Board members for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against the Executive and Supervisory Board members, even though such an action, if successful, might otherwise benefit the Company and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damages awards against its Executive and Supervisory Board members pursuant to these insurance agreements.

Equity Incentives
The Company believes that the ability to grant equity incentives is a valuable and necessary compensation tool that allows the Company to attract and retain the best personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of its business. Due to French corporate law and tax considerations, the Company has historically granted several different equity incentive instruments to its Executive Board and Supervisory Board members, employees and consultants, including (i) warrants (BSAs), which have historically only been granted to independent members of the Supervisory Board and consultants, (ii) redeemable warrants (BSAARs) and (iii) free shares.
The Executive Board’s authority to grant these warrants and free shares and the aggregate amount authorized to be granted must be approved by two-thirds of the shareholders present at the relevant extraordinary shareholders’ meeting. Once approved by the shareholders, the Executive Board can continue to grant such awards for a specified period upon prior authorization of the Supervisory Board.
The Company has various compensation plans for its Executive Board members, Supervisory Board members, employees and consultants that have been approved by the shareholders. The last allocation of BSAARs which occurred in 2015 no longer continues to vest following termination of the employment, office or service of the holder within the first two years and all vested warrants must be exercised within post-termination exercise periods set forth in the issuance agreement. In the event of certain changes in its share capital structure, such as a consolidation or share split or dividend, French law and applicable issuance agreement provides for appropriate adjustments of the numbers of ordinary shares issuable and/or the exercise price of the outstanding warrants.
As of December 31, 2023, the Company had the following equity awards, warrants and free shares outstanding:
•242,460 ordinary shares issuable upon the exercise of share warrants (BSA) outstanding as of December 31, 2023 at a weighted average exercise price of 8,38 € per ordinary share;
•1,045,722 ordinary shares issuable upon the exercise of redeemable share warrants (BSAAR) outstanding as of December 31, 2023 at an exercise price of 7,20 € per ordinary share;
•757,190 ordinary shares issuable upon conversion of 6,263 free preferred shares (AGAP 2016) outstanding as of December 31, 2023;
•25,000 ordinary shares issuable upon the vesting of 25,000 free shares ( New Member 2023) as of December 31, 2023;
•1,299,300 ordinary shares issuable upon definitive acquisition of 1,299,300 free performance shares 2021 as of December 31, 2023 (AGA de Performance 2021), assuming all the performance and presence conditions are met;
•1,723,500 ordinary shares issuable upon definitive acquisition of 1,723,500 free performance shares 2022 as of December 31, 2023 (AGA de Performance 2022), assuming all the performance and presence conditions are met;
•2,149,000 ordinary shares issuable upon definitive acquisition of 2,149,000 free performance shares 2023 as of December 31, 2023 (AGA de Performance 2023), assuming all the performance and presence conditions are met.

Equity Warrants and Redeemable Share Subscription Warrants
Share Warrants (BSA)
Share warrants (BSA) are issued at a de minimis price and entitle the holder of one BSA to exercise the warrant for one underlying share, at an exercise price per share determined by the Executive Board of the Company at the time of issue by reference to the then prevailing share price. The Company has issued BSA to Supervisory Board members and certain consultants of the Company. The Company's BSA plans include provisions that allow for the adjustment of the one-for-one exercise ratio to compensate for certain modifications of its share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders. None of those events have occurred yet. The Company's BSA have an exercise period of 10 years – BSA not exercised after that time lapse and are automatically cancelled. The Company's BSA cannot be sold.
The following table shows the BSA outstanding as of December 31, 2023:

Plan title	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017	BSA 2022	BSA 2023
Shareholder general meeting date	March 27, 2014	April 27, 2015	April 27, 2015	June 2, 2016	May 20, 2022	May 12, 2023
Date of issue	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017	October 3, 2022	October 19, 2023
Total number of BSA authorized	150,000	150,000	150,000	150,000	50,000	70,000
Total number of BSA issued	150,000	70,000	14,200	37,000	8,260	38,000
Start date of the exercise period	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017	October 3, 2024	October 19, 2025
End date of the exercise period	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027	October 3, 2032	October 19, 2033
Exercise price per BSA/share	€8.65	€9.59	€14.05	€11	€2.31	€2.26
Number of BSA exercised as of December 31, 2023	75,000	—	—	—	—	—
BSA cancelled or lapsed as of December 31, 2023	—	—	—	—	—	—
BSA remaining as of December 31, 2023	75,000	70,000	14,200	37,000	8,260	38,000
Redeemable Share Warrants (BSAAR)
Redeemable share warrants, or BSAAR, are identical to the share warrants of BSA (including the one-for-one exercise ratio, its potential adjustment for certain modifications of the share capital and the exercise period of 10 years), except for the following features:
•the BSAAR are initially purchased by the beneficiary at their fair value, as determined by an expert, and

•the BSAAR plans include a “forcing” clause making it possible to encourage holders to exercise their BSAAR when the market price exceeds the exercise price and reaches a threshold defined in the BSAAR issuance agreement. The Company can then, subject to a time period for notifying the holders that will permit them to exercise their BSAAR, decide to purchase the unexercised BSAAR at a unit price equal to the BSAAR acquisition price initially paid by their holders.
Innate's redeemable share warrants cannot be sold. The BSAAR have been granted to certain of the executive officers and employees.
The following table shows the BSAAR outstanding as of December 31, 2023:

Plan title	BSAAR 2015
Shareholder general meeting date	April 27, 2015

Date of issue	July 1, 2015

Total number of BSAAR issued	1,050,382

Start date of the exercise period	July 1, 2015

End date of the exercise period	June 30, 2025

BSAAR initial purchase price	€1.15

Exercise price per BSAAR/share	€7.20

Number of BSAAR exercised as of December 31, 2023	1,940

BSAAR cancelled or lapsed as of December 31, 2023	2,720

BSAAR remaining as of December 31, 2023	1,045,722
Free Shares (AGA)
Free shares (AGA) are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive ordinary shares under certain conditions. Upon grant by the Executive Board of the Company, the AGA are subject to an acquisition, or vesting, period of at least one year. At the end of this period, the free shares vest and the beneficiary becomes a full shareholder. However, if the vesting period is less than a certain period set by law (currently two years), it must be followed by a holding period, so that the sum of the vesting period and the holding period is equal to a minimum total period also set by law (currently two years). Vesting can be conditional or not. The vesting of all or the Company's AGA is subject to a presence condition at the end of the vesting period. Some of the Company's AGA are also subject to performance conditions. Over the years, the Company has established several AGA plans, for its employees or for management only, sometimes as a “welcome package” (with no performance conditions). The Company's free share plans include provisions that allow for the adjustment of the number of ordinary shares to which a beneficiary is entitled at the end of the vesting period to compensate for certain modifications of its share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders, during the vesting period. Certain of the Company's plans also provide for an accelerated vesting in case of a tender offer on the Company during the vesting period.
The following table shows the AGAs outstanding as of December 31, 2023:

Plan title (1)	AGA Perf Employees 2021	AGA Perf Management 2021	AGA Perf Employees 2022	AGA Perf Management 2022	AGA Perf Employees 2023	AGA Perf Management 2023
Shareholder general meeting date	May 28, 2021	May 28, 2021	May 20, 2022	May 20, 2022	May 12, 2023	May 12, 2023
Date of grant	October 1, 2021	October 1, 2021	December 12, 2022	December 12, 2022	December 21, 2023	December 21, 2023
Vesting Period	3 years	3 years	3 years	3 years	3 years	3 years
Holding period	None	None	None	None	None	None
Performance Conditions	Yes	Yes	Yes	Yes	Yes	Yes
Number of AGA granted	1,066,600	610,000	1,371,500	550,000	1,403,500	750,000
Number of vested AGA as of December 31, 2023	—	—	—	—	—	—
Number of lapsed AGA as of December 31, 2023	247,300	130,000	198,000	0	4,500	0
Number of AGA under a vesting period as of December 31, 2023	819,300	480,000	1,173,500	550,000	1,399,000	750,000

(1)Usually after the end of the vesting period, the Executive Board will convene and acknowledge the number of free shares that have vested and the number of those that have not because the presence condition and, as applicable, the performance conditions, have not been met. For the purpose of computing the amount of share-based compensation in its consolidated financial statements, AGA that have lapsed because the presence condition has not been met, are excluded from the computation, even though the Executive Board has not met yet and formally acknowledged this fact. As a result, certain of the numbers above are different from those in its consolidated financial statements.

The following authorization will be submitted for approval to the general meeting of the shareholders to be held on May 23, 2024: (i) up to 1,425,000 free shares with performance conditions to the benefit of executive officers, employed members of the Leadership Team, employed senior executives and/or corporate officers, (ii) up to 1,200,000 free shares with performance conditions to the benefit of employees, (iii) up to 300,000 free shares to the benefit of new executive officers without performance conditions, (iv) up to 300,000 free shares to the benefit of employees and Leadership Team and Executive Board (excluding the Chairman) members as part of the employee saving plan, (v) up to 150,000 stock options to the benefit of new executive officers and (vi) up to 40,000 warrants to the benefit of independent Supervisory Board members to be issued at the fair market value.
Free Preferred Shares (AGAP)
Free preferred shares (AGAP) are another employee equity incentive instrument similar to the free shares or AGA, except that, after a one-year vesting period, the beneficiaries receive a preferred shares (shares B) which will become convertible into ordinary shares following a lock-up period of two additional years, if the performance conditions (and a presence condition) are met at the end of this lock-up period. Each free preferred share is convertible into a number of ordinary shares of the Company – which number depends upon the degree of fulfilment of the performance conditions. The free preferred shares remain convertible into ordinary shares for a period of six years and six months. Free preferred shares not converted at the end of this conversion period can be repurchased by Innate and cancelled. The Company's AGAP cannot be sold.
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
On October 21, 2019, the performance criteria of the 2016-1 AGAP were assessed and the conversion ratio was determined as follows: one 2016-1 AGAP gives right to 130 ordinary shares.
On December 30, 2019, the performance criteria of the 2016-2 AGAP were assessed and the conversion ratio was determined as follows: one 2016-2 AGAP gives right to 111 ordinary shares.
The 2017 AGAP are not convertible since the performance criteria were not met.

The following table shows the AGAPs outstanding as of December 31, 2023:

Plan title	AGAP Management 2016-1	AGAP Management 2016-2	AGAP Employees 2016-1
Shareholder general meeting date	June 2, 2016	June 2, 2016	June 2, 2016
Date of grant	October 21, 2016	December 30, 2016	October 21, 2016
Number of AGAP granted	2,000	3,000	2,486
Maximum number of ordinary shares into which each AGAP can be converted	130	111	130
Number of AGAP lapsed during the vesting period	450	—	105
Number of vested AGAP	1,550	3,000	2,381
Number of lapsed AGAP during the lock up period	100	—	146
Number of outstanding AGAP	1,200	3,000	2,063
C.Board Practices
Supervisory Board
The Supervisory Board is made up of a minimum of three members and a maximum of eighteen. The members of the Supervisory Board are appointed for a renewable term of two years at the general meeting of shareholders, which may revoke their appointments at any time. The appointees are selected from among the shareholders and may be individuals or companies. Each member must own at least one of our ordinary shares for the entire term of the appointment. Members of the Supervisory Board cannot be members of the Executive Board.
The number of members of the Supervisory Board who have reached the age of seventy years cannot be higher than a third of the members of the Supervisory Board. If the age limitation is exceeded, the eldest member is deemed to have resigned automatically.
There was no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment, for the Company's last completed fiscal year.
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
Board Diversity Matrix

Board Diversity Matrix
Country of Principal Executive Offices:	France

Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	Yes
	As of December 31, 2022		As of December 31, 2023
Total Number of Members	8		8
Gender Identity	Female	Male	Non-Binary	Did Not Disclose Gender
Members	-	-	-	-
Demographic Background
Underrepresented Individual in Home Country Jurisdiction	-		-
LGBTQ+	-		-
Did Not Disclose Demographic Background	-		-
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
Audit Committee
Innate's Audit Committee assists the Supervisory Board in its oversight of the corporate accounting and financial reporting and oversees the selection of the auditors, their remuneration and independence and keeps the Supervisory Board informed on control systems, key processes and procedures, security and risks. From May 2022, the members of the Audit Committee as of the date of this Annual Report are Pascale Boissel, Irina Staatz-Granzer and Sally Bennett. Ms. Boissel is the Chairman of the Audit Committee.
The Company's Supervisory Board has determined that Dr. Bennett, Dr. Staatz-Granzer and Ms. Boissel are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Supervisory Board has further determined that Ms. Boissel is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq Listing Rules.
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
Compensation and Nomination Committee
Innate's Compensation and Nomination Committee assists the Supervisory Board in reviewing and making recommendations to the Supervisory Board with respect to the appointment and the compensation of the members of the Executive Board, Supervisory Board and Leadership Team and other key employees. In accordance with operating rules adopted by the Supervisory Board, the Compensation and Nomination Committee is composed of at least two members appointed by the Supervisory Board. As of December 31, 2023, the members of the committee are Pascale Boissel, Hervé Brailly, Véronique Chabernaud and Jean-Yves Blay. The Company's Supervisory Board has determined that Pascale Boissel, Hervé Brailly, Véronique Chabernaud and Dr. Jean-Yves Blay are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act.
The Company's Supervisory Board has specifically assigned the following duties to the Compensation and Nomination Committee:
•reviewing the remuneration policy, in particular the description of the collective objectives (applicable company-wide) and individual objectives (for members of the Executive Board and the Leadership Team);
•reviewing the compensation of the members of the Executive Board and the Leadership Team, the policy concerning the distribution of equity such as warrants, stock options, grants and capital increases reserved for members of the savings plan, examining the amount of attendance fees among the Supervisory Board and the committees members;
•assisting the Supervisory Board in the selection of the members of the Executive Board and committees; and
•making recommendations with respect to the independence of the members of the Supervisory Board and committees and preventing conflicts of interest within the Supervisory Board.
Transactions Committee
Innate's Transactions Committee assists the Supervisory Board in examining the business and corporate development opportunities available to us, which may include the acquisition of rights to products or the acquisition of other companies as well as out-licensing opportunities. As of December 31, 2023, the members of this committee are Irina Staatz-Granzer, Hervé Brailly, Bpifrance Participations and Gilles Brisson. Currently, Dr. Staatz-Granzer is an independent member and Chairman of the Transactions Committee.
Innate Pharma's Supervisory Board has specifically assigned the following duties to the Transactions Committee:
•to analyze the fundamentals of the products and/or companies targeted by us, the feasibility of targeted acquisitions; and
•to participate in the selection of investment bankers and/or consultants.

CSR Committee
The Supervisory Board of September 14, 2022, on the recommendation of the Compensation and Nomination Committee of September 12, 2022, decided to set up a CSR Committee. The first meeting of the committee was held on July, 5th 2023.
As of December 31, 2023, the members of the CSR Committee are Sally Bennett, Véronique Chabernaud, Hervé Brailly and Olivier Martinez.
The main duties of the CSR Committee are to:
•make recommendations on the CSR policy and its implementation by the Company;
•examine the content of the non-financial information;
•review the Company's CSR publications; and
•determine the CSR criteria for the annual and multi-annual variable remuneration.
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
Aurélien Marabelle MD,PhD is a medical oncologist and immunologist. His clinical practice is dedicated to early Phase clinical trials of cancer immunotherapies at the Gustave Roussy Cancer Center where he also leads a translational research laboratory dedicated to cancer immunology & immunotherapies (INSERM U1015 & CIC1428). He is a full professor of Clinical Immunology at the University of Paris Saclay. Prof. Marabelle is an active member of ESMO, ASCO, AACR, SITC, EATI and is the current president and co-founder of the French Society for Cancer Immunotherapies (FITC). He has published more than 250 peer reviewed publications and has an H-index of 66.

Ruslan Medzhitov, Ph.D., is a Sterling Professor at Yale University School of Medicine in New Haven, Connecticut, and an Investigator of the Howard Hughes Medical Institute. His research interests include biology of inflammation, biological bases of diseases and evolutionary design of biological systems. Dr. Medzhitov is a member of the National Academy of Sciences, National Academy of Medicine and European Molecular Biology Organization. He is a fellow of the American Academy of Microbiology and a foreign member of the Russian Academy of Sciences.
Miriam Merad, M.D.; Ph.D., is Director of the Precision Immunology Institute at Mount Sinai School of Medicine in New York (PrIISM) and Director of the Mount Sinai Human Immune Monitoring Center (HIMC). Dr. Merad is an internationally renowned physician-scientist with expertise in human disease immunology. Dr. Merad has identified the tissue-resident macrophage lineage and revealed its distinct role in organ physiology and pathophysiology. She has demonstrated the contribution of this macrophage lineage to cancer progression and inflammatory diseases. She is currently working on the development of new therapies targeting macrophages for these pathologies. In addition to her work on macrophages, Dr. Merad is known for her work on dendritic cells, a group of cells that control adaptive immunity. She has identified a new subset of dendritic cells, which is now considered to be a key target for antiviral and antitumor immunity. Dr. Merad directs the Institute of Immunology (PrIISM), whose mission is to develop new immunotherapies for the treatment of human diseases. Dr. Merad is the author of more than 300 articles and reviews in leading publications. Her work has been cited several thousand times. She is an elected member of the American Society of Clinical Investigation and has received the William B. Coley Award for her contributions to the field of cancer immunology. In 2020, she was elected to the French National Academy of Sciences and in 2023 to the French National Academy of Medicine in recognition of her contributions to the field of immunology. She is also President of the International Union of Immunological Societies (IUIS).
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
Mario Sznol, MD, is Professor of Internal Medicine, Leader of the Clinical Research Team in Melanoma and Kidney Cancer, and Co-Leader of the Cancer Immunology Program. Dr. Sznol is a graduate of Rice University and Baylor College of Medicine (BCM) in Houston, Texas. He trained in internal medicine at BCM and completed a fellowship in medical oncology in the Department of Neoplastic Diseases at Mount Sinai Hospital, New York. He spent the next twelve years in the Biologics Evaluation Section (BES), Investigational Drug Branch (IDB), Cancer Therapy Evaluation Program of the National Cancer Institute, and was BES Chief from 1994 to 1999. He was on the inpatient units of the Biological Response Modifiers Program, NCI, from 1988 to 1996, and on the immunotherapy service of the Surgery Branch, NCI, from 1997 to 1999. From 1999 to 2004, he served as Vice President of Clinical Development of Vion Pharmaceuticals in New Haven, Connecticut. Dr. Sznol is a past president of the Society for Immunotherapy of Cancer (SITC). Dr. Sznol's areas of interest include early drug development, immunotherapy and treatments for advanced melanoma and kidney cancer.
Leadership Team
The Company also has a Leadership Team composed of members with significant experience in strategy, financial management, medical research, research and development project management, the negotiation of industrial and commercial agreements in the field of innovative companies, including biotechnology companies, compliance and regulations and in business development. The Leadership Team meets at least once a month and deals with all subjects regarding the activities and the management of the Company.
As of December 31, 2023, the members of the Leadership Team were Mondher Mahjoubi, Yannis Morel, Sonia Quaratino, Odile Belzunce, Odile Laurent, Frédéric Lombard, Nicola Beltraminelli, Claire de Saint Blanquat and Henry Wheeler. Eric Vivier, the Senior Vice President, Chief Scientific Officer, is a permanent guest to the meetings of the Leadership Team.
Corporate Governance Practices
As a French société anonyme, the Company is subject to various corporate governance requirements under French law. The Company is a “foreign private issuer” under the U.S. federal securities laws and the Nasdaq listing rules. As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers, as defined in the rules promulgated under the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”), are permitted to follow home country corporate governance practices instead of certain Nasdaq listing requirements, with certain exceptions. A foreign private issuer that elects to follow a home country practice instead of Nasdaq listing requirements must submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.
The Company applies the Middlenext code, which recommends that at least two members of the Supervisory Board be independent (as such term is defined under the code). Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. Neither the corporate laws of France nor the bylaws requires that (i) a majority of the Members of our Supervisory Board be independent or (ii) the independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. Other than as set forth below, the Company currently intends to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.
Although we are a foreign private issuer, these exemptions do not modify the independence requirements for the Audit Committee. Pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and the Nasdaq Listing Rules, our Audit Committee must be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the Audit Committee must have direct responsibility for the nomination, compensation and choice of the auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by our Supervisory Board or the shareholders of the Company, the Audit Committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the Audit Committee may only have an advisory role and appointment of the statutory auditors, in particular, must be decided by the shareholders at the annual meeting.
In addition, Nasdaq Listing Rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s ordinary voting shares. The Company intends to follow its French home country practice, rather than complying with this Nasdaq Listing Rule. Consistent with French Law, the Company's bylaws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting is reconvened where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. The reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
Finally, the Company follows French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq Listing Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Nasdaq Listing Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Nasdaq Listing Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Nasdaq Listing Rule 5635(c)); and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Nasdaq Listing Rule 5635(d)). Under French law, the Company’s shareholders may approve issuances of equity, as a general matter, through the adoption of delegation of authority resolutions at the Company’s meeting of shareholders pursuant to which shareholders may delegate their authority to the Executive Board to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Listing Rule 5635, the Company follows French home country practice, rather than complying with this Nasdaq Listing Rule.
In accordance with French law, committees of our Supervisory Board will only have an advisory role and can only make recommendations to our Supervisory Board. As a result, decisions will be made by our Supervisory Board taking into account nonbinding recommendations of the relevant Supervisory Board committee.
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
D. Employees
As of December 31, 2023, the Company had 179 full-time employees. Pursuant to French law, employees of Innate Pharma are subject to the French national collective bargaining agreement of Pharmaceutical Industries (Convention collective Nationale des Industries Pharmaceutiques). The Company believes that it maintains good relations with its employees. The following tables show the number of employees as of December 31, 2023, broken out by department:

Full-time equivalent employees of Innate Pharma SA and Innate Pharma Inc.	As of December 31, 2023
Research and development	136
General and administrative	34
Leadership Team	9
Total	179
E.Share Ownership
For information regarding the share ownership of the directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F. Disclosure of any action to recover erroneously awarded compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes set forth, as of December 31, 2023, information regarding beneficial ownership of the ordinary shares by:
•each person, or group of affiliated persons, known by Innate to beneficially own more than 5% of the ordinary shares;
•each of the Leadership Team and Supervisory Board members individually; and
•all of the Executive Board and Supervisory Board members as a group.
Assuming that all of the ordinary shares represented by ADSs are held by residents of the United States, as of December 31, 2023, the Company estimates that approximately 4.8 million shares, or 5.97% of the ordinary shares were held of record by residents of the United States.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of December 31, 2023 and options and warrants that are currently exercisable or exercisable within 60 days of December 31, 2023. Ordinary shares subject to free shares, options and warrants currently exercisable or exercisable within 60 days of December 31, 2023 are deemed to be outstanding for computing the percentage ownership of the person holding these free shares, options or warrants and the percentage ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person.
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

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Novo Nordisk A/S(1)	9,817,546	12.14%
MedImmune Limited(2)	7,485,500	9.26%
Bpifrance Participations(3)	6,389,406	7.90%
Executive Board and Supervisory Board members and other executive officers:
Mondher Mahjoubi, M.D.(4)	631,088	0.78%
Yannis Morel, Ph.D.(5)	194,192	0.24%
Hervé Brailly, Ph.D.(6)	739,784	0.92%
Irina Staatz-Granzer (7)	25,100	0.03%
Jean-Yves Blay(8)	50	—%
Gilles Brisson (9)	73,059	0.09%
Véronique Chabernaud(10)	660	—%
Olivier Martinez(11)	—	—%
Pascale Boissel(12)	1,000	—%
Sally Bennett(13)	2,500	—%
Sonia Quaratino	—	—%
Odile Belzunce(14)	62,249	0.08%
Eric Vivier, D.V.M.(15)	210,228	0.26%
Odile Laurent (16)	37,979	0.05%
Frédéric Lombard (17)	11,362	0.01%
Nicola Beltraminelli (18)	9,246	0.01%
Henry Wheeler (19)	3,185	—%
Claire de St Blanquat (20)	3,185	—%
All members of our Executive Board, Supervisory Board and other Leadership Team member as a group	25,697,319	32%
(1)Consists of 9,817,546 ordinary shares. The principal business address for Novo Nordisk A/S is Novo Allé, 2880 Bagsvaerd, Denmark.
(2)Consists of 7,485,500 ordinary shares. The principal business address for MedImmune Limited is Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom.
(3)Consists of 6,389,406 ordinary shares. The principal business address for Bpifrance Participations is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex, France.
(4)Consists of 631,088 ordinary shares.
(5)Consists of 194,192 ordinary shares and 88,000 redeemable warrants (BSAAR 2015).
(6)Consists of 739,784 ordinary shares, 150,000 redeemable warrants (BSAAR 2015) and 10,000 warrants (BSA2023).
(7)Consists of 25,100 ordinary shares, 10,000 warrants (BSA 2015-1) , 10,000 warrants (BSA 2017) and 10,000 warrants (BSA 2023).

(8)Consists of 50 ordinary shares and 8,000 warrants (BSA 2023).
(9)Consists of 73,059 ordinary shares, 15,000 warrants (BSA 2015-1) , 10,000 warrants (BSA 2017) and 10,000 warrants (BSA 2023).
(10) Consists of 660 ordinary shares, 14,200 warrants (BSA 2015-2) and 10,000 warrants (BSA 2017).
(11) As representative of Bpifrance Participations, the legal entity that holds this Supervisory Board seat.
(12) Consists of 1,000 ordinary shares.
(13) Consists of 2,500 ordinary shares.
(14) Consists of 62,249 ordinary shares and 10,000 warrants (BSA).
(15) Consists of 210,228 ordinary shares.
(16) Consists of 37,979 ordinary shares.
(17) Consists of 11,362 ordinary shares.
(18) Consists of 9,246 ordinary shares.
(19) Consists of 3,185 ordinary shares.
(20) Consists of 3,185 ordinary shares.
None of the principal shareholders has voting rights different than the other shareholders.
To the best of our knowledge, no other shareholder currently holds, directly or indirectly and acting alone or in concert, more than 5% of our share capital or voting rights. Furthermore, we believe that we are not directly or indirectly owned or controlled by another corporation or government, or by any other natural or legal persons. To our knowledge, there are no arrangements that may result in a change of control.
B.Related Party Transactions.
Since January 1, 2023, the Company has engaged in the following transactions with members of its Executive and Supervisory Boards and holders of more than 5% of its outstanding voting securities, and their respective affiliates, which Innate refers to as its related parties.
Arrangements with the Members of the Executive and Supervisory Boards
Director and Executive Officer Compensation
See “Item 6B—Compensation—Limitations on Liability and Indemnification Matters” for information regarding compensation of the members of the Supervisory and Executive Boards.
Termination letter for Mondher Mahjoubi
Following the resignation of Mr. Mondher Mahjoubi from his duties as member and Chairman of the Executive Board with effect from December 31, 2023, the Supervisory Board meeting of December 15, 2023 authorized the Company to sign a letter specifying the terms and conditions of Mr. Mahjoubi's departure. These conditions are detailed below.
Mondher Mahjoubi, who will remain with the company until December 31, 2023, is eligible for the following:
–To his variable remuneration for 2023, in accordance with the level of achievement of the Company's 2023 objectives to be assessed by the Supervisory Board;
–To the 2020 free performance shares ("AGAP") granted to him by decision of the Executive Board on August 5, 2020, up to the level of achievement of the performance conditions as assessed by the Executive Board.

In addition, Mr. Mondher Mahjoubi's letter of termination specifies that the Supervisory Board authorizes the Executive Board to waive Mr. Mondher Mahjoubi's attendance conditions under the AGAP 2021 and 2022 programs, thereby enabling him to benefit from the shares granted to him by the Executive Board on October 1, 2021 and December 12, 2022 respectively, according to the level of achievement of the conditions by December 31, 2023, as determined by the Executive Board, with a definitive grant date in accordance with the programs concerned, i.e. December 31, 2024 and December 31, 2025 respectively.
Lastly, the non-compete clause has been waived.

Mondher Mahjoubi consulting agreement
Following the resignation of Mr. Mondher Mahjoubi from his duties as member and Chairman of the Executive Board with effect from December 31, 2023, the Supervisory Board meeting of December 15, 2023 authorized the conclusion of a services agreement with Mr. Mahjoubi for the month of January 2024, for remuneration equivalent to his fixed monthly remuneration, i.e. €39,000. This agreement has no impact on the fiscal year 2023.

Agreement with Jean-Yves Blay as member of the Supervisory Board
On May 12, 2023, the Supervisory Board authorized the conclusion of an agreement between Innate Pharma and Jean-Yves Blay in his capacity as member of the Supervisory Board in order to define the terms and conditions under which Jean-Yves Blay participates in the Supervisory Board.
This contract took effect on June 12, 2023 for the duration of Jean-Yves Blay's term of office, i.e., until the General Annual Meeting approving the financial statements for the year ending December 31, 2024 and at the latest June 30, 2025.
The contract provides that Jean-Yves Blay may receive a maximum remuneration of €43,000 per year.
For the financial year 2023, Jean-Yves Blay received €29,000 under this contract, corresponding to the amount of his fixed and variable remuneration as a member of the Supervisory Board.

Amendments to the Pionner Consortium agreement
At its meeting on May 12, 2023, the Supervisory Board authorized the conclusion of amendments no. 1 and 2 to the Pionner Consortium project agreement, involving nine academic and industrial partners, including Innate Pharma, AstraZeneca and the Centre Léon Bérard, in order to define the terms and conditions of the project.
The agreement was signed on November 7, 2018, with retroactive effect to November 1, 2017. An amendment n°1 was signed on September 8, 2022 to extend the duration of the project until October 31, 2023.
An amendment n° 2 was signed on June 2, 2023. This amendment added a new partner to the agreement, the "Institut Gustave Roussy", and extended the duration of the project to October 31, 2024.

Indemnification Agreement with Mr. Hervé Brailly, Mrs. Irina Staatz-Granzer, Mr. Jean Yves Blay, Mr. Gilles Brisson, Mrs. Véronique Chabernaud, Mrs. Pascale Boissel, Ms. Sally Bennett and Mr. Olivier Martinez as members of the Supervisory Board and Mr. Mondher Mahjoubi and Mr. Yannis Morel as members of the Management Board

In the context of the Nasdaq IPO and regarding the need to put in place insurance for the liability of officers of listed companies in the United States, the Supervisory Board decided :
(i)    to subscribe to an insurance policy covering the risks associated with the Nasdaq IPO (IPO insurance) and an insurance policy extension for companies listed on the Nasdaq (D&O insurance policy); and
(ii)    to enter into an indemnification agreement between the Company and the Supervisory and Executive Board members.
Such indemnification agreement provides that the Company would cover Supervisory Board members and Executive Board members in situations in which the IPO and D&O insurance policies would not cover them, but always within the limits of what is legally possible in terms of indemnification of directors and officers.

Transaction with Related Companies
From time to time, in the ordinary course of its business, the Company may contract for services from companies or institutions in which certain members of its Executive Board or Supervisory Board may serve as a director or advisor. The cost and provision of these services are negotiated on an arm's-length basis, and none of these arrangements are material.
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
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, the management must present information regarding the related person transaction to the Supervisory Board for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Innate of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, the Company will collect information that the Company deems reasonably necessary from each member of its Executive Board and Supervisory Board and, to the extent feasible, significant shareholder to enable Innate to identify any existing or potential related-person transactions and to effectuate the terms of the policy.
In addition, under its Code of Business Conduct and Ethics, which Innate Pharma adopted on September 12, 2019, its employees and Executive and Supervisory Board members have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
In considering related person transactions, the Supervisory Board will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on the independence of a member of the Executive Board or Supervisory Board in the event that the related person is a member of the Executive Board or Supervisory Board, an immediate family member of a member of the Executive Board or Supervisory Board or an entity with which a member of Executive Board or Supervisory Board is affiliated;
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
All of the transactions described above were evaluated and approved by the Supervisory Board.
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
Dividend Policy
The Company has never declared or paid any dividends on our ordinary shares. The Company does not anticipate paying cash dividends on our equity securities in the foreseeable future and intends to retain all available funds and any future earnings for use in the operation and expansion of our business, given our state of development.
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
B.Memorandum and Articles of Association.
Listing
Our ADSs are listed on the Nasdaq Global Select Market under the symbol “IPHA.” Our ordinary shares are listed on Euronext Paris under the symbol “IPH.”
Transfer Agent and Registrar
The transfer agent and registrar for our ADSs is Citibank, N.A. Our share register for our ordinary shares is maintained by Société Générale Securities Services. The share register reflects only record owners of our ordinary shares. Holders of our ADSs are not treated as our shareholders and their names are therefore not entered in our share register. The depositary, the custodian or their nominees are the holder of the shares underlying our ADSs. Holders of our ADSs have a right to receive the ordinary shares underlying their ADSs. For discussion on our ADSs and ADS holder rights, please refer to Exhibit 2.3 “Description of Securities” of this Annual Report.
Corporate Purpose (Article 4 of the Bylaws)
Our corporate purpose, directly or indirectly, in France or other countries is to:
•carry out, on our own behalf or on behalf of third parties, any research, development, studies and development of manufacturing or marketing procedures for pharmaceutical products;
•register or grant any patent or license directly or indirectly connected with our activity; and
•more generally, perform any operation of any kind, whether economic, legal, financial, civil or commercial, which may be directly or indirectly related to our corporate purpose or any similar, associated or complementary purpose.
Executive Board (Articles 14 to 16 of the Bylaws)
The Executive Board is responsible for our management and is composed of a minimum of two members and a maximum of five members who perform their duties under the supervision of the Supervisory Board.
Members of the Executive Board
The members of the Executive Board are appointed or have their appointments renewed by the Supervisory Board. The members of the Executive Board must be individuals. They are not required to be shareholders. They may be French citizens or citizens of other countries. Members of the Executive Board cannot be members of the Supervisory Board.
The maximum age for being a member of the Executive Board And the limitations on having such an appointment concurrently with an appointment in another company are subject to the applicable legal and regulatory provisions.
The term of office for the members of the Executive Board is three years and may be renewed. If there is a vacancy, the Supervisory Board must fill the vacancy within two months. The replacement is appointed for the time remaining until the Executive Board is up for renewal.
The members of the Executive Board may be removed from office, with or without cause and without notice, by the Supervisory Board or at any General Meeting of shareholders, by a simple majority vote of the shareholders present and voting at the meeting in person or by proxy.
Chairman of the Executive Board
The Supervisory Board elects a Chairman from among the members of the Executive Board to serve for the duration of his appointment as a member of the Executive Board. The Chairman of the Executive Board represents us in our relations with third parties.
The Supervisory Board may assign this power of representation to one or more other members of the Executive Board. Assignees have the title of General Manager.
Meetings and Powers of the Executive Board
The Executive Board meets as often as is in our interest, but at least once per quarter. Meetings are called by the Chairman or a member of the Executive Board appointed for this purpose.
At least three-quarters of the members of the Executive Board must be effectively present to constitute a quorum and decisions are made by a majority of the members of the Executive Board present or represented. Each member has one vote. In case of equality of expressed votes either in favor or against a decision (abstentions are not taken into account), the Chairman of the Executive Board has a casting vote.

The Executive Board has broad power to act under all circumstances on our behalf. It exercises this power within the limits of our corporate purpose and subject to any powers expressly given to the Supervisory Board and Shareholders’ Meetings by law and according to our bylaws, and abiding by any restrictions on powers decided by the Supervisory Board. There are currently no limits imposed on the amounts of loans or borrowings that the Executive Board may approve.
Compensation of the Executive Board
The method and amount of compensation for each member of the Executive Board is determined by the Supervisory Board when appointing such member.
Supervisory Board (Articles 17 to 22 of the Bylaws)
Members of the Supervisory Board
The Executive Board is supervised by a Supervisory Board made up of a minimum of three members and a maximum of eighteen. The members of the Supervisory Board are appointed for a renewable term of two years at the General Meeting of shareholders, which may revoke their appointments at any time. The appointees are selected from among the shareholders and may be individuals or companies. Each member must own at least one of our ordinary shares for the entire term of the appointment. Members of the Supervisory Board cannot be members of the Executive Board.
The number of members of the Supervisory Board who have reached the age of seventy years cannot be higher than a third of the members of the Supervisory Board. If the age limitation is exceeded, the eldest member is deemed to have resigned automatically.
Chairman of the Supervisory Board
The Supervisory Board appoints from its members who are individuals a Chairman and a Vice-Chairman, who are in charge of convening the Supervisory Board and leading the debates.
Meetings and Powers of the Supervisory Board
The Supervisory Board meets as often as is in our interests but at least once per quarter. Meetings are called by the Chairman or Vice-Chairman, or by a member of the Executive Board or at least one-third of the members of the Supervisory Board, under the circumstances and according to the conditions set forth in the bylaws.
At least half of the members of the Supervisory Board must be present to constitute a quorum and decisions are made by a majority of the members of the Supervisory Board present or represented, it being specified that in a case of a split-vote, the Chairman of the Supervisory Board shall have the tiebreaking vote.
The Supervisory Board exercises permanent control over our management by the Executive Board and the powers explicitly conferred on it by the French laws. It alone has the authority to authorize certain significant transactions.
Under French law, any agreement entered into, directly or through an intermediary, between us and one of the members of the Executive Board or Supervisory Board, or a shareholder that holds over 10% of the voting rights, or, if such shareholder is a company, the controlling company thereof, must be subject to prior authorization from the Supervisory Board. The interested member cannot vote on such decision. The same applies to agreements in which a person referred above has an indirect interest. Such prior authorization also applies to agreements between us and another company if one of the members of our Executive Board or Supervisory Board is the owner, a partner with unlimited liability, manager, director, managing director, member of the Executive Board or of the Supervisory Board, or, in a general manner is in a position of responsibility within the other company. These provisions are not applicable to agreements concerning day-to-day operations entered into under normal conditions.
In a report to the General Meeting of shareholders attached to the Executive Board’s Management Report, the Supervisory Board reports on the conditions for preparing and organizing the work of the Supervisory Board as well as the internal control procedures set up by us.
Compensation of the Supervisory Board
Compensation for their attendance at board meetings (formerly known as jetons de emunera) is determined at the annual ordinary General Meeting. The General Meeting of shareholders may allocate an annual fixed sum and our Supervisory Board allocates this sum among its members as it sees fit. In addition, the Supervisory Board may allocate exceptional compensation (emuneration exceptionnelle) for missions or mandates entrusted to its members; in this case, this remuneration is subject to the provisions regarding related-parties agreements.
Committees
The Supervisory Board may decide to establish committees responsible for reviewing matters which the Supervisory Board or its Chairman wish to submit to them for examination and advice.
Observers (Article 23 of the Bylaws)
at the General Meeting of shareholders, one or more observers (censeurs) may be appointed, at the discretion of the shareholders for a term of office expiring at the shareholders meeting convened to decide on the financial statements for the preceding financial year after the first anniversary date of their appointment. This mandate is renewable without limit. Observers may be individuals or companies and are not required to be shareholders.
The observers attend all Supervisory Board meetings, with the right to participate but with a consultative vote only. They hold the same information and communication rights than the Supervisory Board’s members and they are bound to the same confidentiality obligations.
General Meeting of Shareholders (Articles 26 to 37 of the Bylaws)
Calling Meetings and Conditions for Admission (Articles 27 to 30 of the Bylaws)
General Meetings of shareholders are called by the Executive Board, or failing that, by the Supervisory Board. They can also be called by the auditor(s) or an officer appointed by a court upon request, by any interested party or by the Works Council in an emergency, by one or more shareholders holding at least five percent of the ordinary shares or by an association of our shareholders. Meetings are held at our registered offices or at any other location indicated in the convening notice.
The meeting is published in the French Bulletin of Mandatory Legal Notices (Bulletin des Annonces Légales Obligatoires or BALO) at least 35 days prior to the date of a General Meeting of shareholders. In addition to the information concerning us, the notice indicates in particular the agenda of the General Meeting of shareholders and the draft resolutions that will be presented.
In the 21 days preceding the meeting, we will publish the information and documents relating to the meeting on our website.
The General Meeting of shareholders must be announced at least 15 days beforehand, by a notice placed in a journal that publishes legal announcements in the department where the headquarters are located, and in the BALO. Holders of registered shares who have owned them for at least one month as of the date on which the latest notice is published receive individual notices. When a General Meeting of shareholders is unable to take action because the requisite quorum is not present, a second meeting is called at least ten days in advance using the same procedure as the first one.
The General Meeting of shareholders may only take action on items on the agenda. However, it may dismiss and replace one or more members of the Supervisory Board at any time. The General Meeting may also dismiss the members of the Executive Board. One or more shareholders representing at least the percentage of share capital fixed by law, and acting according to the legally required conditions and deadlines, are allowed to request that items and/or draft resolutions be added to the agenda of the General Meeting of shareholders.
Each shareholder has the right to attend the meetings and take part in deliberation (i) personally; (ii) by granting proxy to another shareholder, his or her spouse or partner in a civil union or any other natural or legal person of his or her choice; (iii) by sending a proxy to the Company without indication of the beneficiary; (iv) by voting by correspondence; or (v) by videoconference or another means of telecommunication, including internet, in accordance with applicable laws and regulations that allow identification; by presenting proof of identity and ownership of shares, subject to:
•for holders of registered shares, an entry in the shareholder registry at least two business days before the General Meeting of shareholders; and
•for holders of bearer shares, filing, under the conditions provided by law, of a certificate of participation issued by an authorized intermediary two business days before the date of the General Meeting of shareholders.
The final date for returning voting ballots by correspondence is set by the Executive Board and disclosed in the notice of meeting published in the BALO. This date cannot be earlier than three days prior to the meeting as provided in the bylaws.
A shareholder who has voted by correspondence will no longer be able to participate directly in the meeting or to be represented. In the case of returning the proxy form and the voting by correspondence form, the proxy form is taken into account, subject to the votes cast in the voting by correspondence form.
A shareholder may be represented at meetings by any individual or legal entity by means of a proxy form which we send to such shareholder either at the shareholder’s request or at our initiative. A shareholder’s request for a proxy form must be received at the registered office at least five days before the date of the meeting. The proxy is only valid for a single meeting, for two meetings (an ordinary and an extraordinary meeting convened for the same day or within 15 days) or for successive meetings convened with the same agenda.
A shareholder may vote by correspondence by means of a voting form, which we send to such shareholder either at the shareholder’s request or at our initiative, or which we include in an appendix to a proxy voting form under the conditions provided for by current laws and requirements. A shareholder’s request for a voting form must be received at the registered office at least six days before the date of the meeting. The voting form is also available on our website at least 21 days before the date of the meeting. The voting by correspondence form addressed by a shareholder is only valid for a single meeting or for successive meetings convened with the same agenda.

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
2015 Co-Development Agreement (monalizumab)
Under the 2015 Co-Development Agreement, the Company granted to AstraZeneca a worldwide, exclusive license, subject to certain exclusions, to certain of its patents and know-how to develop, manufacture and commercialize licensed products, including monalizumab, in the field of diagnosis, prevention and treatment of oncology diseases and conditions. The Company further granted to AstraZeneca a worldwide, non-exclusive license to certain of its other patents to develop, manufacture and commercialize licensed products, including monalizumab, in the field of diagnosis, prevention and treatment of oncology diseases and conditions. The Company retains the rights under the licensed patents and know-how to, among other things, co-promote licensed products in certain European countries,pursuant to its option to co-promote, and exploit the licensed patents and know-how to research, develop and commercialize the licensed products outside of the field of diagnosis, prevention and treatment of oncology diseases and conditions.
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
In September 2021, AstraZeneca, based on data from the randomized Phase 2 trial in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) presented at the European Society for Medical Oncology (ESMO) Congress, announced plans to initiate a Phase 3 trial for both combinations of monalizumab or oleclumab plus durvalumab in the unresectable, Stage III NSCLC setting for patients who had not progressed after concurrent chemoradiationtherapy.
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
AstraZeneca is obligated to pay Innate up to $775 million in the aggregate upon the achievement of certain development and regulatory milestones ($350million), and commercialization milestones ($425 million). As described above, the arrangement also provides for a 50% profit share and, subject to certain deferrals of reimbursement, loss share of licensed products in Europe if the Company does not opt out of its co-funding and co-promoting obligations. In addition, the Company will be eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The royalties payable to Innate under the 2015 Co-Development Agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection.
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

Collaboration and Option Agreement with AstraZeneca relating to CD39
In October 2018, the Company entered into a collaboration and option agreement relating to IPH5201. The Company received an initial payment of $50 million under this agreement, $26 million of which was received in October 2018 and $24 million of which was received in January 2019. Pursuant to the 2018 CD39 Option Agreement, the Company granted to AstraZeneca an exclusive option to obtain an exclusive license to certain of its patents and know-how to develop and commercialize licensed products, including IPH5201 in the field of the diagnosis, prevention and treatment of all diseases and conditions in humans or animals, subject to certain limitations.
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
In June 2022, the 2018 CD39 Option Agreement was amended. Innate received a $5 million milestone payment from AstraZeneca upon signature of the amendment and is responsible for conducting a new Phase 2 multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201, durvalumab and chemotherapy in patients with resectable, early-stage non-small cell lung cancer (NSCLC). The "MATISSE" Study has started. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs. Innate made a €0.6 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement (see below).
On June 26, 2023, the Company announced the first patient was dosed in MATISSE, a Phase 2 multicenter single-arm study (NCT05742607), sponsored by the Company, evaluating neoadjuvant and adjuvant treatment with IPH5201, an anti-CD39 blocking monoclonal antibody, in combination with durvalumab (anti-PD-L1) and chemotherapy, in treatment-naïve patients with resectable early stage non-small cell lung cancer (NSCLC). The primary objectives of the study are to assess antitumor activity of neoadjuvant treatment based on pathological complete response (pCR) and safety. The Company is responsible for conducting the study and shares study costs with AstraZeneca. AstraZeneca supplies clinical trial drugs. More information about the Phase 2 MATISSE trial, see “Item 4.B—Business Overview—IPH5201, an Anti-CD39 Antibody Targeting the Immunosuppressive Adenosine Pathway.” The Company received a $5 million milestone payment from AstraZeneca when the decision was made to progress IPH5201 to a Phase 2 clinical trial.

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

CD39 Co-Development and License Agreement Upon Option Exercise by AstraZeneca
Upon exercise of the option under the 2018 CD39 Option Agreement, the Company would enter into a co-development and license agreement with AstraZeneca, or the CD39 Potential License Agreement.Under the CD39 Potential License Agreement, the Company would grant to AstraZeneca a worldwide,exclusive license, subject to certain exclusions, to certain of its patents and know-how regarding, among other things, its IPH5201 candidate, to develop, manufacture and commercialize licensed products in the field of diagnosis, prevention and treatment of diseases and conditions in humans and in animals, subject to certain limitations. The Company would retain certain rights under the licensed patents and know-how to, among other things, co-promote licensed products in certain European countries, pursuant to its option to co-promote.
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
Unless earlier terminated, the term of the CD39 Potential License Agreement would expire on the date on which all of AstraZeneca’s payment obligations have expired. The Company may terminate the CD39 Potential License Agreement if AstraZeneca challenges any patent licensed to it under the agreement.AstraZeneca may terminate the CD39 Potential License Agreement in its entirety for convenience at any time effective upon 120 days’ prior written notice to us. Either party may terminate the CD39 Potential License Agreement in the event of an uncured material breach by the other party or for certain bankruptcy or insolvency events involving the other party.

2018 Future Programs Option Agreement
In October 2018, the Company entered into another option agreement with AstraZeneca, relating to four pre-clinical programs. The Company received an initial payment of $20 million at signing. Pursuant to the 2018 Future Programs Option Agreement, the Company granted to AstraZeneca four exclusive options that were exercisable until IND approval to obtain a worldwide, royalty-bearing, exclusive license to certain of its patents and know-how relating to certain specified pipeline candidates to develop and commercialize optioned products in all fields of use. In 2022, the Company has received from AstraZeneca a notice that it will not exercise its option to license the four pre-clinical programs covered in the Future Programs Option Agreement which is therefore terminated.

Termination and Transition Agreement with AstraZeneca relating to Lumoxiti
In October 2018, the Company entered into an agreement with AstraZeneca relating to the license of lumoxiti, or the Lumoxiti Agreement.
The Company made an initial payment to AstraZeneca of $50 million under this agreement in January 2019 as well as $15 million when filing of the BLA in Europe. Pursuant to the Lumoxiti Agreement, the Company obtained an exclusive license under certain patents and know-how of AstraZeneca to develop, manufacture and commercialize Lumoxiti for all uses in humans and animals in the United States, the European Union and Switzerland. In December 2020, the Company exercised its right of termination of the Lumoxiti Agreement by sending a termination notice to AstraZeneca.
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a termination and transition agreement, or the Termination and Transition Agreement, was executed, effective as of June 30, 2021 organizing the transition of the licensed rights and BLA back to AstraZeneca and a share of different costs including manufacturing. As provided by the termination and transition agreement, Innate paid $6.2 million to AstraZeneca on April 29, 2022. Transition of all Lumoxiti rights back to AstraZeneca was completed in July 2022.

Novo Nordisk A/S
Development and License Agreement relating to monalizumab
On February 5, 2014, the Company in-licensed the full development and commercialization rights to monalizumab from Novo Nordisk A/S. In consideration for these rights, the Company paid Novo Nordisk A/S €2 million in cash and 600,000 of its ordinary shares at a price of €8.33 per share. Novo Nordisk A/S is eligible to receive a total of €20 million in potential regulatory milestones and tiered mid-to-high single-digit percentage royalties on future net sales.
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
License Agreement relating to avdoralimab
In July of 2017 the Company entered into an exclusive license agreement with Novo Nordisk A/S relating to avdoralimab, or the 2017 Novo Agreement, pursuant to which the Company obtained a worldwide, exclusive license under certain patents and know-how of Novo Nordisk A/S to develop, manufacture and commercialize pharmaceutical products that contain or comprise an Anti-C5aR antibody. The Company made an initial payment to Novo Nordisk A/S of €40.0 million under the 2017 Novo Agreement which was offset against Novo Nordisk A/S’s subscription in new shares. The Company is obligated to pay Novo Nordisk A/S in the aggregate up to €370.0 million upon achievement of certain development, regulatory and sales milestones and tiered royalties ranging from a low double-digit to low teen percentage on net sales. The Company's royalty payment obligations are subject to certain reductions and expire on a product-by-product and country-by-country basis upon the later of the date the exploitation of a licensed product is no longer covered by a claim of a licensed patent in such country, loss of data or regulatory exclusivity in such country, and the twelfth anniversary of the first commercial sale of such product in such country. In connection with the 2017 Novo Agreement, the Company obtained an exclusive sublicense from Novo Nordisk A/S under certain third-party intellectual property rights. In consideration for such sublicense, the Company may be obligated to pay a mid-single digit royalty on its net sales of a licensed product, however, the Company will be entitled to offset such payments against royalties payable to Novo Nordisk A/S.
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

In 2020, the Company made a payment to Novo Nordisk A/S of €1 million under the 2017 Novo Agreement, covered by BPI funding, in respect of the start of a Phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia. In July 2021, based on the Phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia, results of which did not meet its primary endpoints in all three cohorts of the trial, the Company has stopped stop exploring avdoralimab in COVID-19.
Following a strategic review in 2021, the Company was solely pursuing avdoralimab in bullous pemphigoid ("BP"), an inflammatory disease, through an investigator-sponsored study and stopped further development in all other indications.
In last quarter of 2022, the Company was informed by the Sponsor, the Centre Hospitalier Universitaire de Nice, that the ongoing Phase 2 study for the treatment of BP will be discontinued. Consequently, the Company decided to stop further development in BP indication and will continue to review its strategy on avdoralimab.
Sanofi
Collaboration and Licensing agreement (2016) - IPH6101 and IPH6401
The Company entered into a research collaboration and licensing agreement with Sanofi in January 2016 to apply its proprietary technology to the development of bispecific antibody formats engaging NK cells to kill tumor cells through the activating receptor NKp46. The Company granted to Sanofi under certain of its intellectual property a non-exclusive, worldwide, royalty-free research license, as well as an exclusive, worldwide license to research, develop and commercialize products directed against two specified targets, for all therapeutic, prophylactic and diagnostic indications and uses.
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
On January 5, 2021, the Company announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND) enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format. The decision triggered a €7 million milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579. Additionally, in January 2021, a GLP-toxicology study was initiated for the IPH6101/SAR443579 program. In December 2021, the Company announced that the first patient was dosed in a Phase 1/2 clinical trial, evaluating IPH6101/SAR443579, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). The start of the trial has triggered a milestone payment, part of the €400.0 million mentioned above. The Company received €3.0m from Sanofi following the initiation of a GLP-tox Study and the launching of the first Phase 1 clinical trial in humans in relapsed of refractory AML with IPH6101/SAR443579, respectively in January and December 2021.
In July 2022, the Company announced that Sanofi has made the decision to progress IPH6401/SAR’514 into investigational new drug (IND) enabling studies, triggering a €3 million milestone payment.
On July 11, 2023, the Company announced that the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial (NCT05839626), evaluating SAR’514 / IPH6401 in relapsed/refractory multiple myeloma (RRMM) and Relapsed/Refractory Light-chain Amyloidosis (RRLCA). SAR’514 is a trifunctional anti-BCMA NKp46xCD16 NK cell engager, using Sanofi’s proprietary CROSSODILE® multi-functional platform, which comprises the Cross-Over-Dual-Variable-Domain (CODV) format. It induces a dual targeting of the NK activating receptors, NKp46 and CD16, for an optimized NK cell activation, based on the Company’s ANKET® proprietary platform. The purpose of the dose escalation and dose expansion study is to evaluate the safety, pharmacokinetics and preliminary efficacy of SAR’514 in monotherapy in patients with RRMM and RRLCA. The start of the trial has triggered a milestone payment from Sanofi to Innate, which is part of a previously announced research collaboration with Sanofi. More information about the Phase 1/2 trial, see “Item 4.B—Business Overview—IPH6401/SAR’514, a BCMA-targeting NK Cell Engager.”

Research Collaboration and Licensing agreement (2022) relating to Innate’s ANKET® program - IPH62 and IPH67
In December 2022, the Company entered into a research collaboration and licensing agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi under which the Company grants Sanofi an exclusive license to Innate’s B7H3 ANKET® program (IPH62) and options for two additional targets to be named. Upon candidate selection, Sanofi will be responsible for all development, manufacturing and commercialization.
Under the terms of the research collaboration and license agreement, Innate has received in March 2023 €25 million as upfront payment and will receive, during the term of the Research and Collaboration Agreement, up to €1.35 billion total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.
On December 19, 2023, Innate announced that Sanofi had exercised its option to license a natural killer (NK) cell engager program in solid tumors from the Company’s ANKET® platform (IPH67) pursuant to the terms of the research collaboration and license agreement signed in December 2022. Following a research collaboration period, Sanofi will be responsible for all development, manufacturing and commercialization. Sanofi still retains the option to one additional ANKET® target as per the research collaboration and licensing agreement with Genzyme Corporation. Under the terms of the research collaboration and licensing agreement, the Company has received a €15 million payment for the exercise of this option. The Company is eligible for up to €1.35 billion total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.
Orega
Orega License Agreement with Orega relating to IPH5201
Pursuant to its licensing agreement with Orega Biotech, Innate acquired an exclusive license to Orega Biotech’s intellectual property rights relating to its anti-CD39 checkpoint inhibitor program. As of December 31, 2018, the Company had paid a total amount of €1.8 million to Orega Biotech for the acquisition of these intellectual property rights, and in June 2019, the Company paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration relating to the collaboration and option agreement signed on October 22, 2018 with AstraZeneca for IPH5201. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone pursuant to Innate’s collaboration agreement with AstraZeneca and Innate made a €2.5 million milestone payment in April 2020 and a €0.2 million milestone payment in June 2020 to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS. In June 2022, Innate received a $5 million milestone payment from AstraZeneca upon signature of an amendment to the 2018 CD39 Option

Agreement (see above) and made a €0.6 million milestone payment to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS.
Unless earlier terminated, the Company may also pay Orega Biotech up to an additional €48.8 million in the aggregate upon the achievement of development and regulatory milestones. Finally, the Company will be required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201.]
Takeda
License Agreement relating to development of antibody drug conjugates
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which the Company grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Company antibodies against an undisclosed target, with a primary focus in Celiac disease.
Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. Under the terms of the license agreement, the Company will receive a $5 million upfront payment and is eligible to receive up to $410 million in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license.
Bank Loans
On July 17, 2017, the Company entered into one loan agreement with Société Générale, pursuant to which the Company obtained a financing in an amount equal to €15.2 million with a term of 12 years.
On December 22, and December 17, 2021, the Company entered into two loan agreements with Société Générale and BNP Paribas, respectively, pursuant to which the Company obtained non-dilutive financing in an aggregate amount equal to €28.7 million.
The two loans have an initial term of one year with an extension up to five years at Innate’s option. They are 90% guaranteed by the French state (“PGE”) as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic.
In August 2022, the Company requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period (2023). Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company was only liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years.
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

D.Exchange Controls.
Under current French foreign exchange regulations there are no restrictions on the amount of cash transfers that may be made to residents of foreign countries (subject to the absence of any specific decision taken by the government otherwise). Laws and regulations concerning foreign exchange controls do, however, require that all payments or transfers of funds made by a French resident to a non-resident such as dividend payments be handled by an accredited intermediary. All registered banks and substantially all credit institutions in France are accredited intermediaries. For completeness, there is a reporting obligation to the custom officer for transfer of cash in banknotes and coins of €10,000 or more carried into, or out of, the European Union.
E.Taxation.
Material U.S. Federal Income Tax Considerations
The following describes material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the ordinary shares or ADSs by a U.S. holder (as defined below) who hold the ordinary shares or ADSs as capital assets. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder, such as the effects of Section 451(b) of the Code. This summary does not address tax considerations applicable to a holder of the ordinary shares or ADSs that may be subject to special tax rules including, without limitation, the following:
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
•S corporations, partnerships, or other entities or arrangements classified as partnerships, for U.S. federal income tax purposes;
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

•a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia;
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
If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds the ordinary shares or ADSs, the tax consequences relating to an investment in the ordinary shares or ADSs will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the specific tax considerations of acquiring, owning and disposing of the ordinary shares or ADSs in its particular circumstances.
Persons considering an investment in the ordinary shares or ADSs should consult their own tax advisors as to the particular tax consequences applicable to them relating to the acquisition, ownership and disposition of the ordinary shares or ADSs, including the applicability of U.S. federal, state and local tax laws, French tax laws and other non-U.S. tax laws.
This description does not address the U.S. federal estate, gift or alternative minimum tax considerations, the Medicare tax on net investment income or any U.S. state, local or non-U.S. tax considerations of the acquisition, ownership and disposition of the ordinary shares or ADSs.
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
As indicated below, this summary is subject to the discussion below of the U.S. federal income tax rules applicable to a “passive foreign investment company” (PFIC).
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
Subject to applicable limitations and the Final FTC Treasury Regulations (as defined below), a U.S. holder generally may claim the amount of any French withholding tax on a distribution not exceeding the rate provided by the U.S.-France Tax Treaty (as defined below) as either a deduction from gross income or a credit against its U.S. federal income tax liability. French taxes withheld in excess of the rate applicable with respect to such U.S. holder under the U.S.-France Tax Treaty will not be eligible for a credit against a U.S. holder’s federal income tax liability. Treasury Regulations issued on December 28, 2021, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021, or the Final FTC Treasury Regulations, impose additional requirements for foreign taxes to be eligible for credit. However, the IRS has indicated that taxpayers may defer the application of many of the additional requirements until further notice. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares, including under the Final FTC Treasury Regulations.
The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S.

federal income tax liability that such U.S. holder’s taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, dividends received generally will be treated as income from foreign sources and generally will be “passive category income,” or in certain cases “general category income” or “foreign branch income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs or ordinary shares and the Company if, as a result of such actions, the holders of our ADSs or ordinary shares are not properly treated as beneficial owners of the underlying ordinary shares. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.
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
Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of the ordinary shares or ADSs. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation or entity treated as a partnership for U.S. federal income tax purposes, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of such entity and as receiving directly its proportionate share of the other entity’s income. The determination of whether the Company is a PFIC is a fact-intensive determination made on an annual basis, and the applicable law is subject to varying interpretation. If the Company is a PFIC in any taxable year during which a U.S. holder owns its ordinary shares or ADSs, such U.S. holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.
The market value of the assets may be determined in large part by reference to the market price of the ADSs and its ordinary shares. Therefore, fluctuations in the market price of the ordinary shares or ADSs may result in the Company being a PFIC for any taxable year. Whether the Company is a PFIC for any taxable year will depend on income, assets, activities and market capitalization in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that the Company will not be a PFIC in any taxable year. The Company does not believe it was characterized as a PFIC in its taxable year ended December 31, 2023. However, there can be no assurance that the Company will not be a PFIC in the current year or for any future taxable year. Its U.S. counsel expresses no opinion regarding its conclusions or its expectations regarding its PFIC status.
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
Material French Tax Considerations
The following describes the material French income tax consequences to U.S. holders of purchasing, owning and disposing of ordinary shares or the ADSs.
This discussion does not purport to be a complete analysis or listing of all potential tax effects of the acquisition, ownership or disposition of our ordinary shares or the ADSs to any particular investor, and does not discuss tax considerations that arise from rules of general application or that are generally assumed to be known by investors. All of the following is subject to change. Such changes could apply retroactively and could affect the consequences described below.
French tax rules applicable to French assets that are held by or in foreign trusts generally provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax , for the application of French gift and estate tax to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ordinary shares or ADSs) held in trusts. If our ordinary shares or ADSs are held in trust, the grantor, trustee and beneficiary are advised to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of such securities.
The description of the French income tax and real estate wealth tax consequences set forth below is based on the double tax treaty entered into between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital of August 31, 1994 (the “U.S.-France Tax Treaty”), which came into force on December 30, 1995 (as amended by any subsequent protocols, including the protocol of January 13, 2009), and the tax guidelines issued by the French tax authorities in force as of the date of this Annual Report.
For the purposes of this discussion, the term “U.S. Holder” means a beneficial owner of securities that is (1) an individual who is a U.S. citizen or resident for U.S. federal income tax purposes, (2) a U.S. domestic corporation or certain other entities created or organized in or under the laws of the United States or any state thereof, or (3) otherwise subject to U.S. federal income taxation on a net income basis in respect of securities.
If a partnership holds ADSs, the tax treatment of the partnership and a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Such partner or partnership is urged to consult its own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of ADSs.
This discussion applies only to investors that hold ADSs as capital assets that are entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the U.S.-France Tax Treaty, and whose ownership of the ordinary shares or ADSs is not effectively connected to a permanent establishment or a fixed base in France. Certain U.S. Holders (including, but not limited to, U.S. expatriates, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, banks, insurance companies, regulated investment companies, tax-exempt organizations, financial institutions, persons subject to the alternative minimum tax, persons who acquired the securities pursuant to the exercise of employee share options or otherwise as compensation, persons that own (directly, indirectly or by attribution) 5% or more of our voting stock or 5% or more of our outstanding share capital, dealers in securities or currencies, brokers, mutual funds, individual retirement or other tax-deferred accounts persons that elect to mark their securities to market for U.S. federal income tax purposes and persons holding securities as a position in a synthetic security, straddle or conversion transaction) may be subject to special rules not discussed below, and are advised to consult their usual tax advisor regarding the specific tax consequences which may apply to their particular situation.
U.S. Holders are advised to consult their own tax advisor regarding the tax consequences of the purchase, ownership and disposition of securities in light of their particular circumstances, especially with regard to the “Limitations on Benefits” provision contained in the U.S.-France Tax Treaty.
Tax on Sale or other Disposals
As a matter of principles, under French tax law subject to limited exemptions,and to the extent Innate is not a real estate company for the purpose of Article 244 bis A of the French Tax Code (Code général des impôts, the “FTC”), a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by Innate of ordinary shares or ADSs, provided such U.S. Holder is not a French tax resident for French tax purposes and has not held more than 25% of the dividend rights, known as “droits aux bénéfices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives it has not transferred ordinary shares or ADSs as part of redemption by Innate, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as result, be subject to French dividend withholding tax.
As an exception, a U.S. Holder resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds, subject to safe-harbor provisions and the more favorable provisions of the U.S.-France Tax Treaty. The list of non-cooperative State or territory is published by decree and is in principle updated annually. This list was last updated on 16 February 2024, and currently includes American Samoa, Anguilla, Antigua and Barbuda, the Bahamas, Belize, Fiji, Guam, Palaos, Panama, Russia, Samoa, Seychelles, Trinidad and Tobago, Turk and Caicos, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently American Samoa, Fiji, Guam, Palaos, Samoa, Trinidad and Tobago and the United States Virgin Islands.
Under application of the U.S.-France Tax Treaty, a U.S. Holder who is a U.S. resident for purposes of the U.S.-France Tax Treaty and entitled to Treaty benefits will not be subject to French tax on such capital gain unless the ordinary shares or the ADSs form part of the business property of a permanent establishment or fixed base that the U.S. Holder has in France. U.S. Holders who own ordinary shares or ADSs through U.S. partnerships that are not resident for U.S.-France Tax Treaty purposes are advised to consult their own tax advisor regarding their French tax treatment and their eligibility for Treaty benefits in light of their own particular circumstances.
A U.S. Holder that is not a U.S. resident for U.S.-France Tax Treaty purposes or is not entitled to Treaty benefits (and in both cases is not resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC) and has held more than 25% of the dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France (i) at the rate of 12.8% for individuals, and (ii) 25% for legal persons. However, eligible non-French tax resident legal entities may claim a refund of the 25% French levy to the extent such tax exceeds the amount that would have been due under French corporate income tax if they had been French tax residents. This refund mechanism is only available to certain legal entities. Non-French tax resident legal entities are advised to consult their own tax adviser regarding their French tax treatment and their eligibility to this refund mechanism.
The above French provisions expressly apply to sale, repurchase or redemption by us of ordinary shares.
Special rules apply to U.S. Holders who are residents of more than one country.
Financial Transactions Tax
Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the AMF are subject to a 0.3% French tax on financial transactions provided that the issuer’s market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year. A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year, within the meaning of Article 235 ter ZD of the FTC, is published annually by the French tax authorities in their official guidelines. As at December 1, 2023, the market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-20/12/2023 issued on December 20, 2023.
Moreover, Nasdaq Global Select Market, on which ADSs are listed, is not currently acknowledged by the AMF, but this may change in the future.

As a consequence, neither the ADSs nor the ordinary shares are currently within the scope of the French tax on financial transactions.
Purchases of our securities may be subject to such tax in the future provided that the market capitalization exceeds 1 billion euros in the year preceding the taxation year and that the Nasdaq Global Select Market is acknowledged by the French AMF.
Registration Duties
In the case where Article 235 ter ZD of the FTC is not applicable, transfers of shares issued by a French company which are listed on a regulated or organized market within the meaning of the French monetary and financial code ("Code monétaire et financier") are subject to uncapped registration duties at the rate of 0.1% if the transfer is evidenced by a written statement (“acte”) executed either in France or outside France. As ordinary shares of the company are listed on Euronext Paris, which is an organized market within the meaning of the French monetary code, their transfer should be subject to uncapped registration duties at the rate of 0.1% subject to the existence of a written statement (“acte”), and provided that Article 235 ter ZD of the FTC is not applicable. Although there is no case law or official guidelines published by the French tax authorities on this point, transfer of ADSs should remain outside of the scope of the aforementioned 0.1% registration duties. U.S. Holders are urged to consult their own tax advisor about the possible application of the registration duty upon the transfer of ADSs.
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of (i) 25% for payment benefiting legal persons which are not French tax residents, and (ii) 12.8% for payment benefiting individuals who are not French tax residents. Dividends paid by a French corporation in certain non-cooperative States or territories, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the U.S.-France Tax Treaty who are U.S. residents, as defined pursuant to the provisions of the U.S.-France Tax Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
Under the U.S.-France Tax Treaty, the rate of French withholding tax on dividends paid to an eligible U.S. Holder who is a U.S. resident as defined pursuant to the provisions of the U.S.-France Tax Treaty and whose ownership of the ordinary shares or ADSs is not effectively connected with a permanent establishment or fixed base that such U.S. Holder has in France, is generally reduced to 15%, or to 5% if such U.S. Holder is a corporation and owns directly or indirectly at least 10% of the share capital of the issuer; such U.S. Holder may claim a refund from the French tax authorities of the amount withheld in excess of the U.S.-France Tax Treaty rates of 15% or 5%, if any.
For U.S. Holders that are not individuals but are U.S. residents, as defined pursuant to the provisions of the U.S.-France Tax Treaty, the requirements for eligibility for Treaty benefits, including the reduced 5% or 15% withholding tax rates contained in the “Limitation on Benefits” provision of the U.S.-France Tax Treaty, are complex, and certain technical changes were made to these requirements by the protocol of January 13, 2009. U.S. Holders are advised to consult their own tax advisor regarding their eligibility for Treaty benefits in light of their own particular circumstances.
Dividends paid to an eligible U.S. Holder may immediately be subject to the reduced rates of 5% or 15% provided that:
•such holder establishes before the date of payment that it is a U.S. resident under the U.S.-France Tax Treaty by completing and providing the depositary with a treaty form (Form 5000) in accordance with French guidelines (BOI-INT-DG-20-20-20-20-12/09/2012 dated September 12, 2012); or
•the depositary or other financial institution managing the securities account in the U.S. of such holder provides the French paying agent with a document listing certain information about the U.S. Holder and its ordinary shares or ADSs and a certificate whereby the financial institution managing the U.S. Holder’s securities account in the United States takes full responsibility for the accuracy of the information provided in the document.
Otherwise, dividends paid to a U.S. Holder, if such U.S. Holder is a legal person, will be subject to French withholding tax at the rate of 25%, or 75% if paid in certain non-cooperative States or territories (as defined in Article 238-0 A of the FTC), and then reduced at a later date to 5% or 15%, provided that such holder duly completes and provides the French tax authorities with the treaty forms Form 5000 and Form 5001 (due to recent case law regarding status of limitation for filing a withholding tax claim; U.S. Holders are advised to consult their own tax advisors in this respect).
Certain qualifying pension funds and certain other tax-exempt entities and certain U.S. residents may be subject to specific filing requirements. They are advised to consult their own tax advisors on this point.
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
In particular, since the withholding tax rate applicable under French domestic law to U.S. Holders who are individuals does not exceed the cap provided in the U.S.-France Tax Treaty (i.e., 15%), the 12.8% rate shall apply, without any reduction provided under the U.S.-France Tax Treaty (except in the particular situation when the dividends are paid to such U.S. Holders out of France in a non-cooperative State or territory as defined in Article 238-0 A of the FTC other than those mentioned in 2° of 2 bis of the same Article 238-0 A of the FTC and are subject to the 75% withholding tax in France).
Besides, please note that pursuant to Article 235 quater of the FTC (introduced by the French finance bill No. 2019-1479 for 2020) and under certain conditions (in particular, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company is located in a country that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate U.S. Holder which is in a tax loss position or which tax result is nil due to offset of tax losses (French Administrative Supreme Court, October 18, 2022, n° 466329) for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit making position, as well as in the cases set out in Article 235 quater of the FTC. The refund must be claimed within the same period applicable to claim related to taxes other than local taxes. Also, pursuant to Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. Holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.
Estate and Gift Taxes
In general, a transfer of securities by gift or by reason of death of a U.S. Holder that would otherwise be subject to French gift or inheritance tax, respectively, will not be subject to such French tax by reason of the double tax treaty entered into between the Government of the United States of America and the Government of the French Republic for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Estates, Inheritances and Gifts, dated November 24, 1978 (as amended from time to time), unless (i) the donor or the transferor is domiciled in France at the time of making the gift or at the time of his or her death, or (ii) the securities were used in, or held for use in, the conduct of a business through a permanent establishment or a fixed base in France.
Real Estate Wealth Tax
As from January 1, 2018, the French wealth tax (impôt de solidarité sur la fortune) is repealed and replaced by the French real estate wealth tax (impôt sur la fortune immobilière or IFI). The scope of such new tax is narrowed to French real estate assets (and certain assets deemed to be real estate assets) or rights, held directly or indirectly through one or more legal entities and whose net taxable assets amount at least to €1,300,000.
Broadly, subject to provisions of double tax treaties and to certain exceptions, individuals who are not residents of France for tax purposes within the meaning of Article 4 B of the FTC are subject to the IFI in France in respect of the portion of the value of their shares of the company representing real estate assets (Article 965, 2° of the FTC). Some exceptions are provided by the FTC. In particular, Innate’s ordinary shares or ADSs owned by a U.S. Holder should not fall within the scope of the IFI provided that such U.S. Holder does not own (together with the members of his/her household) directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of Innate. U.S. Holders holding directly or indirectly a shareholding exceeding 10% of the financial rights and voting rights of Innate should seek additional advice.
Under the U.S.-France Tax Treaty (the provisions of which should be applicable to this IFI in France), the IFI will however generally not apply to securities held by an eligible U.S. Holder who is a U.S. resident, as defined pursuant to the provisions of the U.S.-France Tax Treaty, provided that such U.S. Holder (i) does not own directly or indirectly more than 25% of the issuer’s financial rights and (ii) that the ADSs do not form part of the business property of a permanent establishment or fixed base in France.
U.S. Holders are advised to consult their own tax advisor regarding the specific tax consequences which may apply to their particular situation with respect to such IFI.
F.Dividends and Paying Agents.
Not applicable.
G.Statement by Experts.
Not applicable.
H.Documents on Display.
The Company is subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, (the “Exchange Act”) applicable to foreign private issuers and under those requirements will file reports with the SEC. Those reports may be inspected without charge at the locations described below. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and its officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. Nevertheless, the Company will file with the SEC an Annual Report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by an independent registered public accounting firm.
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
I.Subsidiary Information.
Not required.
J.    Annual Report to Security Holders
To the extent we furnish an annual report to security holders, we will promptly submit an English version of this annual report to U.S. security holders under the cover of Form 6-K.
Item 11. Quantitative and Qualitative Disclosures About Market Risk.
The Company's activities are exposed to liquidity risk, foreign currency exchange risk, interest rate risk and credit risk.
Liquidity risk
The Company does not believe that it is exposed to short-term liquidity risk, considering its cash and cash equivalents and short-term investments of €92.5 million as of December 31, 2023, which consist primarily of cash and money market funds and term deposits, are convertible into cash immediately without penalty.
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
Innate's revenue denominated in U.S. dollars has represented approximately 78%, 92% and 29% of revenue in the years ended December 31, 2021, 2022 and 2023, respectively. Payments in U.S. dollars represented approximately 50%, 50%, and 43% of the payments in the years ended December 31, 2021,

2022 and 2023, respectively. In order to cover this foreign currency exchange rate risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and September 2020. The Company kept the entire U.S dollars portion of the proceeds received from its October 2019 global offering in U.S dollars. The Company does not use hedging instruments in its current operations. Refer to Item 3.D. Risk Factors - Innate's business may be exposed to foreign exchange risks.
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

Item 12. Description of Securities Other than Equity Securities.
A.Debt Securities.
Not applicable.
B.Warrants and Rights.
Not applicable.
C.Other Securities.
Not applicable.
D.American Depositary Shares.
Citibank, N.A. ("Citibank") acts as the depositary bank for the ADSs. Citibank’s depositary offices are located at 388 Greenwich Street, New York, New York 10013. ADSs represent ownership interests in securities that are on deposit with the depositary bank. ADSs may be represented by certificates that are commonly known as American Depositary Receipts (ADRs). Each ADS represents one ordinary share (or the right to receive one ordinary share). The depositary bank typically appoints a custodian to safekeep the securities on deposit. In this case, the custodian is Citibank Europe plc, 1 North Wall Quay, Dublin 1, Ireland.
The Company has appointed Citibank, N.A. as depositary bank pursuant to a deposit agreement. A copy of the deposit agreement has been filed with the SEC under cover of a Registration Statement on Form F-6 (Registration No. 333-234063). You may obtain a copy of the deposit agreement from the SEC’s website at www.sec.gov.
For additional information on our ADSs, please refer to Exhibit 2.3 “Description of Securities Other than Equity Securities – American Depositary Shares” of this Annual Report.

Fees and Expenses
Pursuant to the terms of the amended and restated deposit agreement, the holders of the ADSs are required to pay the following fees to the depositary bank:

Service	Fees
Issuance of ADSs (e.g., an issuance of ADS upon a deposit of ordinary shares, upon a change in the ADSs-to-ordinary shares ratio, or for any other reason), excluding ADS issuances as a result of distributions of ordinary shares)	Up to U.S. 5¢ per ADS issued

Cancellation of ADSs (e.g., a cancellation of ADSs for delivery of deposited property, upon a change in the ADSs-to-ordinary shares ratio, or for any other reason)	Up to U.S. 5¢ per ADS cancelled

Distribution of cash dividends or other cash distributions (e.g., upon a sale of rights and other entitlements)	Up to U.S. 5¢ per ADS held

Distribution of ADSs pursuant to (i) stock dividends or other free stock distributions, or (ii) exercise of rights to purchase additional ADSs	Up to U.S. 5¢ per ADS held

Distribution of securities other than ADSs or rights to purchase additional ADSs (e.g., upon a spin-off)	Up to U.S. 5¢ per ADS held

ADS Services	Up to U.S. 5¢ per ADS held on the applicable record date(s) established by the depositary bank

Registration of ADS transfers (e.g., upon a registration of the transfer of registered ownership of ADSs, upon a transfer of ADSs into DTC and vice versa, or for any other reason)	Up to U.S. 5¢ per ADS (or fraction thereof) transferred

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
Payment of Taxes
ADS holders are responsible for the taxes and other governmental charges payable on the ADSs and the securities represented by the ADSs. We, the depositary bank and the custodian may deduct from any distribution the taxes and governmental charges payable by holders and may sell any and all property on deposit to pay the taxes and governmental charges payable by holders. You are liable for any deficiency if the sale proceeds do not cover the taxes that are due.
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
Depositary Payments for 2023
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
The management, with the participation of the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), after evaluating the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of December 31, 2023, have concluded that, the disclosure controls and procedures were effective as of December 31, 2023.
Management’s Annual Report on Internal Control over Financial Reporting
The management is responsible for establishing and maintaining adequate internal controls over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f) and 15d-15(f) for the assessment of the effectiveness of our internal control over financial reporting. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Under the supervision and with the participation of the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), the management conducted an evaluation of internal control over financial reporting based upon the criteria established in internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Based on that evaluation under these criteria, the management concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with International Financial Reporting Standards (IFRS) principles.
Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, and can only provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Remediation of Previously Identified Material Weakness in Internal Control over Financial Reporting
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be prevented or detected on a timely basis.
As previously disclosed in “Item 15 - Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2022, management concluded that, as of December 31, 2022, the Company’s internal control over financial reporting was not effective because of the existence of a material weakness in the internal control over financial reporting in connection with the preparation of the financial results for the year ended December 31, 2022.
The material weakness in the aggregate was related to:
•The control activities that allow detecting or preventing material errors in the classification and presentation of the consolidated financial statements, and related disclosure; and
•The control activities that allow ensuring all third-party services are accounted in the correct period.
In response to the identified material weakness, the Company took several actions during the year ended December 31, 2023, to enhance the design of its control activities, applying more granularity to avoid any material errors in the presentation of the consolidated financial statements, related disclosures, and in relation to cutoff, including the following:
•Implementation of an automated control in its Enterprise Resource Planning (ERP) tool requiring an approval by the Financial Planning and Analysis department (FP&A) of allocation of a purchase order, including to appropriately classify expenses between General & Administration and Research & Development expenses;
•Strengthening of the reconciliation of the data collected from the Company’s alliance partners with the consolidated financial statements and related disclosure to ensure a proper classification of the maturity of debts between current and non-current in the balance sheet; and
•Improvement of existing controls to include a verification of open purchase orders without any receipts or partially received so that third-party services are recorded in the correct period.
As a result of the remediation activities described above, as of December 31, 2023, management has concluded that there is no material weakness in connection with the preparation of the financial results for the year ended December 31, 2023. Although we have determined that the previously identified material weaknesses have been remediated as of December 31, 2023, we cannot assure you that we will not identify other material weaknesses or deficiencies, which could negatively impact our results of operations in future periods.
Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of our registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for emerging growth companies.
Changes in Internal Control over Financial Reporting
Other than the remediation activities described above, there were no changes in the internal control over financial reporting during the year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Item 16. Reserved.
Not applicable.
Item 16A. Audit Committees Financial Expert.
Innate's Supervisory Board has determined that Pascale Boissel is an "audit committee financial expert" as defined by SEC rules and regulations and each of the members of the Audit Committee has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Ms. Boissel, Dr. Staatz-Granzer and Dr. Sally Bennett are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.
Item 16B. Code of Business Conduct and Ethics.
The Company has adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of its employees, executive officers and directors. A copy of the Code of Ethics is available on its website at www.investors.innate-pharma.com. The Audit Committee of its Supervisory board is responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. The Company expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.
Item 16C. Principal Accountant Fees and Services.
Deloitte & Associés has served as the independent registered public accounting firm for 2022 and 2023. The accountants billed the following fees to Innate for professional services in each of those fiscal years, all of which were approved by the Audit Committee:

	Year ended December 31,
	2022	2023
(in thousands of euro)	Deloitte & Associés	Deloitte & Associés
Audit fees	855	725
Non-audit fees	248	213
Total	1,103	938

“Audit fees” are the aggregate fees billed for the audit of the annual financial statements. This category also includes services that Deloitte & Associés provides, such as consents and assistance with and review of documents filed with the SEC.
“Non-audit fees” are the aggregate fees billed for services related to the production of certification in the context of the declaration of expenses for the obtention of grants and the preparation of special reports relating to certain operations on the Company’s capital. There were no tax fees included in "non-audit fees" as of December 2022 and 2023, respectively.
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

Item 16F. Change in Registrant’s Certifying Accountant.
The term of office of Odycé Nexia SAS, joint principal Statutory Auditor of the Company, will expire following the general meeting of shareholders of May 23, 2024. The Shareholders' Meeting will be called upon to decide on the appointment of PriceWaterhouseCoopers Audit as new Statutory Auditor to replace Odycé Nexia SAS.

Item 16G. Corporate Governance.
As a French société anonyme, the Company is subject to various corporate governance requirements under French law. The Company is a “foreign private issuer” under the U.S. federal securities laws and the Nasdaq listing rules. As a foreign private issuer listed on the Nasdaq Global Market, we are subject to the Nasdaq corporate governance listing standards. However, the Nasdaq Global Market’s listing standards provide that foreign private issuers, as defined in the rules promulgated under the Exchange Act, are permitted to follow home country corporate governance practices instead of certain Nasdaq listing requirements, with certain exceptions. A foreign private issuer that elects to follow a home country practice instead of Nasdaq listing requirements must submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.
The Company applies the Middlenext code, which recommends that at least two members of the Supervisory Board be independent (as such term is defined under the code). Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. Neither the corporate laws of France nor the bylaws requires that (i) a majority of the members of our Supervisory Board be independent, (ii) each committee of the Supervisory Board has a formal written charte or (iii) the independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. Other than as set forth below, the Company currently intends to comply with the corporate governance listing standards of Nasdaq to the extent possible under French law. However, we may choose to change such practices to follow home country practice in the future.
Although we are a foreign private issuer, these exemptions do not modify the independence requirements for the Audit Committee. Pursuant to the requirements of the Sarbanes-Oxley Act of 2002 and the Nasdaq Listing Rules, our Audit Committee must be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the Audit Committee must have direct responsibility for the nomination, compensation and choice of the auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by our Supervisory Board or the shareholders of the Company, the Audit Committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the Audit Committee may only have an advisory role and appointment of the statutory auditors, in particular, must be decided by the shareholders at the annual meeting.
In addition, Nasdaq Listing Rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s ordinary voting shares. The Company intends to follow its French home country practice, rather than complying with this Nasdaq Listing Rule. Consistent with French Law, the Company's bylaws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting is reconvened where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. The reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
Finally, the Company follows French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq Listing Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Nasdaq Listing Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Nasdaq Listing Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Nasdaq Listing Rule 5635(c)); and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Nasdaq Listing Rule 5635(d)). Under French law, the Company’s shareholders may approve issuances of equity, as a general matter, through the adoption of delegation of authority resolutions at the Company’s shareholders’ meeting pursuant to which shareholders may delegate their authority to the Executive Board to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Listing Rule 5635, the Company follows French home country practice, rather than complying with this Nasdaq Listing Rule.
In accordance with French law, committees of our Supervisory Board will only have an advisory role and can only make recommendations to our Supervisory Board. As a result, decisions will be made by our Supervisory Board taking into account nonbinding recommendations of the relevant Supervisory Board committee.
Item 16H. Mine Safety Disclosure.
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Pursuant to applicable SEC transition guidance, the disclosure required by Item 16J will be applicable to the Company from the fiscal year ending December 31, 2024.

Item 16K. Cybersecurity
In order to assess, identify and manage material risks from cybersecurity threats, the Company maintains a cybersecurity roadmap, which includes processes for information technology, or IT, operations, technologies, business continuity and governance. The cybersecurity roadmap is based on an assessment performed by a third-party consultant.
To assess and manage material cybersecurity risks, the Company has established a dedicated steering committee, chaired by the Vice President, Compliance & Operations, who has managed the Company’s cybersecurity strategy since 2020, including representatives from Innate’s IT and compliance functions, the Chief Financial Officer and the relevant business functions. The steering committee’s responsibilities include defining priorities, endorsing the cybersecurity roadmap, overseeing execution of the cybersecurity roadmap, and monitoring the ongoing implementation of our risk management strategy for IT infrastructure, systems, vendors, and regulatory compliance. The steering committee is responsible for tracking cybersecurity incidents, preparing mitigation plans, and managing any significant events related to cybersecurity. In support of objectivity and segregation of duties, the coordination of cybersecurity activities described above is assigned to a function independent of IT, hosted in the Compliance department of Innate including with a person who was previously the Head of Information Systems & Technology at Innate Pharma. Employees at each level of the organization receive regular training sessions about cybersecurity risks. Moreover, the company relies on external specialists and vendors for technical matters for which it has limited skills or infrastructure. All external subcontractors and IT systems that manage sensitive processes or data are selected taking into account cybersecurity and data protection considerations, in particular by checking the certifications held by service providers or suppliers and performing, when appropriate, qualification and follow-up audits.
At Innate Pharma, cybersecurity risks are integrated within our overall risk management framework. Each year, the Vice President, Compliance & Operations gathers input from various stakeholders at the Company and identifies the risks facing our business and regularly presents the identified material risks, including cybersecurity risks to the Audit Committee. This reporting covers various matters, including the cybersecurity risks identified and proposed mitigation or preventative measures. Our risk assessment is performed regularly and is subject to change in case of any significant change or event during the year. In case of a significant cybersecurity incident, the cybersecurity steering committee would assess the incident severity, propose the appointment of an appropriate crisis unit and submit an action plan for the Executive Board’s endorsement. If the incident is considered as critical to the Company’s cybersecurity, the incident will be escalated to the Audit Committee and to the Supervisory Board.
As of the filing of this Form 20-F, the Company is not aware of any cyber-attacks that have occurred since the beginning of 2023 that have materially affected, or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Although we have put in place the cybersecurity processes described above, we remain exposed to cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems, which could have a material adverse effect on our business strategy, results of operations or financial condition. See “Risk Factors – Risks Related to Innate Pharma's Organization and Operations” in Item 3.D. of this Annual Report.
PART III
Item 17. Financial Statements.
See the financial statements beginning on page F-l of this Annual Report.
Item 18. Financial Statements.
Not applicable.
Item 19. Exhibits.
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1*	By-laws (status) of the registrant (English translation)
2.1	Form of Deposit Agreement	F-1	333-233865	4.1	10/04/19
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-233865	4.2	10/04/19
2.3*	Description of Securities registered under Section 12 of the Exchange Act
4.1†	Co-Development and License Agreement between Innate Pharma S.A. and MedImmune Limited, dated April 24, 2015, as amended to date.	F-1	333-233865	10.1	09/20/19
4.2†	Termination and Transition Agreement, between Innate Pharma SA. and MedImmune Limited, dated June 30, 2021, as amended to date	20-F	001-39084	4.2	04/04/22

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
4.3†	Amendment and Restatement Agreement of the Collaboration and Option Agreement Relating to CD39, between Innate Pharma S.A. and MedImmune Limited, dated April 16, 2019.	F-1	333-233865	10.3	09/20/19
4.4†	Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S, dated March 28, 2006, as amended to date.	F-1	333-233865	10.4	09/20/19
4.5†	Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated June 9, 2008 (English translation).	F-1	333-233865	10.5	09/20/19
4.6†	Amendment to Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated September 29, 2016 (English translation).	F-1	333-233865	10.6	09/20/19
4.7†	Loan Agreement with Société Générale, dated December 22, 2021 (English translation)	20-F	001-39084	4.7	04/04/22
4.8†	Loan Agreement with BNP Paribas, dated December 17, 2021 (English translation)	20-F	001-39084	4.8	04/04/22
4.9†	Research Collaboration and License Agreement between Innate Pharma S.A. and Genzyme, Corporation, dated December 16, 2022	20-F/A	001-39084	4.9	04/20/23
4.10*	Exclusive License Agreement between Innate Pharma S.A. and Takeda Pharmaceuticals U.S.A. Inc. dated March 31, 2023.
8.1	List of subsidiaries of the registrant	F-1	333-233865	21.1	09/20/19
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte & Associés
97.1*	Executive Compensation Clawback Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
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
By: /s/ Hervé Brailly
Name: Hervé Brailly.
Title: Chief Executive Officer
Date: April 4, 2024

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Innate Pharma S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Innate Pharma S.A. and subsidiaries (the "Company") as of December 31, 2023, 2022 and 2021, the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
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
April 3, 2024

We have served as the Company's auditor since 2014.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2021	2022	2023
ASSETS
Non-current assets
Intangible assets	6	44,192	1,556	416
Property and equipment	7	10,174	8,542	6,322
Non-current financial assets	4	39,878	35,119	9,796
Other non-current assets		148	149	87
Trade receivables and others - non-current	5	29,821	14,099	10,554
Deferred tax assets	17	5,028	8,568	9,006
Total non-current assets		129,241	68,033	36,181
Current assets
Cash and cash equivalents	4	103,756	84,225	70,605
Short-term investments	4	16,080	17,260	21,851
Trade receivables and others - current	5	18,420	38,346	55,557
Total current assets		138,256	139,831	148,012
TOTAL ASSETS		267,496	207,863	184,193

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	11	3,978	4,011	4,044
Share premium	11	375,220	379,637	384,255
Retained earnings		(219,404)	(272,213)	(329,323)
Other reserves		456	819	495
Net income (loss)		(52,809)	(58,103)	(7,570)
Total shareholders’ equity		107,440	54,151	51,901
Non-current liabilities
Collaboration liabilities – non-current portion	13	32,997	52,988	45,030
Financial liabilities – non-current portion	9	13,503	40,149	30,957
Defined benefit obligations	10	2,975	2,550	2,441
Deferred revenue – non-current portion	13	25,413	7,921	4,618
Provisions – non-current portion	18	253	198	603
Deferred tax liabilities	17	5,028	8,568	9,006
Total non-current liabilities		80,170	112,374	92,656
Current liabilities
Trade payables and others	8	28,573	20,911	17,018
Collaboration liabilities – current portion	13	7,418	10,223	7,647
Financial liabilities – current portion	9	30,748	2,102	8,936
Deferred revenue – current portion	13	12,500	6,560	5,865
Provisions – current portion	18	647	1,542	171
Total current liabilities		79,886	41,338	39,637
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		267,496	207,863	184,193

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(amounts in thousands of euro, except share and per share data)

		Year ended December 31,
	Note	2021(1)	2022	2023
Revenue and other income
Revenue from collaboration and licensing agreements	13	12,112	49,580	51,901
Government financing for research expenditures	13	12,591	8,035	9,729
Other income		—	59	11
Total revenue and other income		24,703	57,674	61,641
Operating expenses
Research and development expenses	14	(47,004)	(51,663)	(56,022)
General and administrative expenses	14	(25,524)	(22,436)	(18,288)
Impairment of intangible assets	6	—	(41,000)	—
Total operating expenses		(72,528)	(115,099)	(74,310)
Operating income (loss)		(47,825)	(57,425)	(12,669)
Financial income	15	6,344	4,775	6,934
Financial expenses	15	(3,997)	(5,321)	(1,835)
Net financial income (loss)		2,347	(546)	5,099
Net income (loss) before tax		(45,478)	(57,972)	(7,570)
Income tax expense	16	—	—	—
Net income (loss) from continuing operations		(45,478)	(57,972)	(7,570)
Net income (loss) from discontinued operations	17	(7,331)	(131)	—
Net income (loss)		(52,809)	(58,103)	(7,570)
Basic income (loss) per share (€/share)	20	(0.66)	(0.73)	(0.09)
Diluted income (loss) per share (€/share)	20	(0.66)	(0.73)	(0.09)
- Basic income (loss) per share from continuing operations	20	(0.57)	(0.73)	(0.09)
- Diluted income (loss) per share from continuing operations	20	(0.57)	(0.73)	(0.09)
- Basic income (loss) per share from discontinued operations	20	(0.09)	—	—
- Diluted income (loss) per share from discontinued operations	20	(0.09)	—	—
(1)The 2020 comparatives has been restated to consider the impact of classifying the Lumoxiti business as discontinued operations in 2021. See note 2.v and 17 of our consolidated financial statements appearing elsewhere in this Annual Report.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euro)

(In thousands of euro)	Year Ended December 31,
	Note	2021	2022	2023
Net income (loss) for the period		(52,809)	(58,103)	(7,570)
Elements which will be reclassified in the consolidated statement of income (loss):
Change in fair value of short-term investments and non-current financial assets	4	—	—	—
Foreign currency translation gain (loss)		(483)	(428)	276
Items which will not be reclassified in the consolidated statement of income (loss):
Actuarial gains and (losses) related to defined benefit obligations	10	584	790	394
Other comprehensive income (loss)		101	362	670
Total comprehensive income (loss)		(52,708)	(57,741)	(6,900)

CONSOLIDATED STATEMENT OF CASH FLOWS
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2021	2022	2023

Net income (loss)		(52,809)	(58,103)	(7,570)
Reconciliation of the net income (loss) and the cash generated from (used for) the operating activities
Depreciation and amortization, net	6, 7	4,596	45,405	5,091
Employee benefits costs	10	437	365	285
Provisions for charges		4	839	(966)
Share-based compensation expense	14	2,617	4,249	4,256
Change in fair value of financial assets	4	(987)	1,372	(1,592)
Foreign exchange (gains) losses on financial assets	4	(1,136)	(912)	544
Change in accrued interests on financial assets	4	(55)	118	—
Gains (losses) on assets and other financial assets		(367)	—	(991)
Interest paid	16	312	—	—
Disposal of property and equipment (scrapping)	6, 7	—	—	470
Other profit or loss items with no cash effect		(1,185)	15	6
Operating cash flow before change in working capital		(48,573)	(6,652)	(467)
Change in working capital		(9,885)	(12,503)	(32,091)
Net cash generated from / (used in) operating activities		(58,457)	(19,155)	(32,558)
Acquisition of intangible assets	6.8	(401)	(587)	(2,000)
Acquisition of property and equipment, net	7.8	(929)	(535)	(351)
Purchase of non-current financial instruments	4	—	—	—
Disposal of property and equipment	4	7	—	150
Disposal of other assets		40	—	66
Acquisition of other assets		(1)	(1)	(3)
Disposal of current financial instruments	4	—	3,000	—
Disposal of non-current financial instruments	4	—		22,768
Interest received on financial assets		367	—	—
Net cash generated from / (used in) investing activities		(917)	1,877	20,631
Proceeds from the exercise / subscription of equity instruments		499	198	395
Proceeds from borrowings	9	28,700	—	—
Repayment of borrowings	9	(2,069)	(2,026)	(2,361)
Net interest paid		(312)	—	—
Net cash generated from / (used in) financing activities		26,819	(1,828)	(1,966)
Effect of the exchange rate changes		(483)	(428)	274
Net increase / (decrease) in cash and cash equivalents		(33,039)	(19,532)	(13,619)
Cash and cash equivalents at the beginning of the year	4	136,792	103,756	84,225
Cash and cash equivalents at the end of the year	4	103,756	84,225	70,605

Change in working capital	Note	December 31, 2022	December 31, 2023	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	52,445	66,111	(13,666)
Trade payables and others (excluding payables related to capital expenditures)	8	(20,911)	(17,018)	(3,893)
Collaboration liabilities - current and non-current portion	13	(63,211)	(52,677)	(10,534)
Deferred revenue - current and non-current portion	13	(14,481)	(10,483)	(3,998)
Change in working capital		(46,158)	(14,067)	(32,091)

Change in working capital	Note	December 31, 2021	December 31, 2022	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	48,241	52,445	(4,204)
Trade payables and others (excluding payables related to capital expenditures)	8	(28,573)	(20,911)	(7,662)
Collaboration liabilities - current and non-current portion	13	(40,415)	(63,211)	22,796
Deferred revenue - current and non-current portion	13	(37,913)	(14,481)	(23,432)
Change in working capital		(58,660)	(46,158)	(12,503)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in thousands of euro, except share data)

	Note	Number of shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total Equity
December 31, 2020		79,000,952	3,950	372,131	(156,476)	355	(63,984)	155,976
Net loss		—	—	—	—	—	(52,809)	(52,809)
Actuarial losses on defined benefit obligations		—	—	—	—	584	—	584
Foreign currency translation loss		—	—	—	—	(483)	—	(483)
Total comprehensive income (loss)		—	—	—	—	101	(52,809)	(52,708)
Impact of applying IFRIC agenda decision on IAS 19 (1)	10	—	—	—	1,054	—	—	1,054
Allocation of prior period loss		—	—	—	(63,984)	—	63,984	—
Exercise and subscription of equity instruments		555,770	28	471	—	—	—	499
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	2,617				2,617
December 31, 2021		79,556,722	3,978	375,220	(219,404)	456	(52,809)	107,440
Net loss		—	—	—	—	—	(58,103)	(58,103)
Actuarial losses on defined benefit obligations		—	—	—	—	790	—	790
Foreign currency translation loss		—	—	—		(428)	—	(428)
Total comprehensive income (loss)		—	—	—	—	362	(58,103)	(57,741)
Allocation of prior period loss		—	—	—	(52,809)	—	52,809	—
Exercise and subscription of equity instruments		669,442	34	168	—	—	—	202
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	4,249				4,249
December 31, 2022		80,226,164	4,011	379,637	(272,213)	819	(58,103)	54,151
Net loss		—	—	—	—	—	(7,570)	(7,570)
Actuarial gains on defined benefit obligations		—	—	—	—	394	—	394
Foreign currency translation gain		—	—	—	994	(718)	—	276
Total comprehensive income (loss)		—	—	—	994	(324)	(7,570)	(6,900)
Allocation of prior period loss		—	—	—	(58,103)	—	58,103	—
Exercise and subscription of equity instruments	11	648,489	32	363	—	—	—	395
Increase capital, net	11	—	—	—	—	—	—	—
Share-based payment	11.14	—	—	4,256		—		4,256
December 31, 2023		80,874,653	4,044	384,255	(329,323)	495	(7,570)	51,901

(1)This restatement represents the impact of the change in accounting method following the IFRIC (International Financial Reporting Interpretations Committee) opinion validated by the IAS Board in June 2021, according to which the method for measuring the obligations of certain retirement benefit plans must be modified. The details of this change in method are presented in note 10.

NOTES TO FINANCIAL STATEMENTS
Note 1:The company
Innate Pharma SA (the “Company” and, with its subsidiary, referred to as the “Group”), is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non small cell lung cancer, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including seven clinical drug candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca,Sanofi and Takeda. Innate Pharma believes its drug candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
From its inception, the Company has incurred losses due to its research and development (“R&D”) activity. The financial year ended December 31, 2023 generated a €7,570 thousand net loss. As of December 31, 2023, the shareholders’ equity amounted to €51,901 thousand. Subject to potential new milestone payments related to its collaboration agreements, the Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
The Company’s future operations are highly dependent on a combination of factors, including: (i) the success of its R&D; (ii) regulatory approval and market acceptance of the Company’s future drug candidates; (iii) the timely and successful completion of additional financing; and (iv) the development of competitive therapies by other biotechnology and pharmaceutical companies. As a result, the Company is and should continue, in the short to mid-term, to be financed through partnership agreements for the development and commercialization of its drug candidates and through the issuance of new equity instruments.
The Company’s activity is not subject to seasonal fluctuations.
As of December 31, 2023, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
This subsidiary is fully consolidated.

1.1.Significant contracts
The following paragraphs describe the key provisions of significant contracts.
a)Agreements related to monalizumab with Novo Nordisk A/S and with AstraZeneca
2014 Novo Nordisk A/S monalizumab agreement
On February 5, 2014, the Company acquired from Novo Nordisk A/S full development and commercialization rights to monalizumab. Novo Nordisk A/S received €2.0 million in cash and 600,000 ordinary shares at a price of €8.33 per share (€5.0 million). Novo Nordisk A/S is eligible to receive up to €20.0 million in potential regulatory milestones and single-digit tiered royalties on sales of monalizumab products. The agreement with Novo Nordisk A/S included a right to additional consideration in the event of an out-licensing agreement. Consequently, following the agreement signed with AstraZeneca in April 2015 (as described below), the Company paid to Novo Nordisk A/S additional consideration of €6.5 million (paid in April 2016). Following the exercise of the option by AstraZeneca in October 2018 (as described below), Novo Nordisk A/S became entitled to a second and final additional payment amounting to $15.0 million (€13.1 million) which was recognized as a liability as of December 31, 2018 and was paid in February 2019. There are no other potential additional milestones payments due to Novo Nordisk A/S. These amounts were added to the net book value of the intangible asset and are amortized according to the same amortization plan as the initial €7.0 million recognized in 2014. The net book value of the license amounted to €0.4 million as of December 31, 2023.
Refer to Notes 2.h, 2.j and 6 for accounting description.
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
Refer to Notes 2.p and 13.a for accounting description.
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
Following the termination and transition agreement signed in 2021, Lumoxiti activities are presented as discontinued operations as of December 31, 2021 and 2022, respectively. As of December 31, 2023, the transition of all Lumoxiti rights and the transfer of activities to AstraZeneca has been fully completed.
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
Upon exercise of its option under the agreement, AstraZeneca is committed to pay an option exercise fee of $25.0 million and up to $800.0 million in the aggregate upon the achievement of certain development and regulatory milestones ($300 million) and commercialization milestones ($500 million). The arrangement also provides for a 50% profit share in Europe if the Company opts into certain co-promoting and late stage co-funding obligations. In addition, the Company would be eligible to receive tiered royalties ranging from a high-single digit to mid-teen percentage on net sales of IPH5201, or from a mid-single digit to low-double digit percentage on net sales of other types of licensed products, outside of Europe. The royalties payable to the Company under the agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection. As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. The Company was reimbursed by AstraZeneca for certain research and development expenses related to IPH5201 for the year ended December 31, 2023. The Company has the option to co-fund 30% of the shared development expenses related to the Phase 3 clinical trials in order to acquire co-promotion rights and to share in 50% of the profits and losses of licensed products in Europe. If the Company does not opt into the co-funding obligations, among other things, its right to share in 50% of the profits and losses in Europe and right to co-promote in certain European countries will terminate and will be replaced by rights to receive royalties on net sales at the rates applicable to outside of Europe. Additionally, certain milestone payments that may be payable to the Company would be materially reduced.
Refer to Notes 2.p and 13 for accounting description.
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
Refer to Notes 2.p and 13 for accounting description.

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
Refer to Notes 2.p, 6 and 13 for accounting description.
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
The Company had work together with Sanofi on the generation and evaluation to two multispecific NK cell engagers (IPH6101/SAR443579 and IPH6401/SAR'514), using its technology and Sanofi’s tumor targets and technology. Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. The Company will be eligible for up to €400.0 million in payments, primarily upon the achievement of development and commercial milestones, as well as royalties ranging from a mid to high single-digit percentage on net sales.
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
During 2022 first semester, the Company was informed of Sanofi's decision to advance IPH6401/SAR’514 towards regulatory preclinical studies aimed at studying an investigational new drug. As such, Sanofi has selected a second multi-specific antibody that engages NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company. On July 11, 2023, the company announced the dosing as of June 7, 2023, of the first in a Sanofi-sponsored Phase 1/2 clinical trial, evaluating IPH6401/SAR’514 in relapsed/refractory Multiple Myeloma. As a consequence, Sanofi made a milestone payment of €2.0 million to the Company.
Refer to Notes 2.p and 13 for accounting description.
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
The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement.
Under the terms of this agreement, the Company has also granted two exclusive options, exercisable no later than three years after the effective date, for exclusive licenses to Innate's intellectual property for the research, development, manufacture and commercialization of NKCEs specifically targeting two preclinical molecules. The Company considers that the option to acquire an exclusive license provide a material right to Sanofi that it would not receive without entering into this agreement.
On December 19, 2023, the Company announced that Sanofi had exercised one of the two license options for a new program based on the Company's ANKET® platform, triggering a milestone payment of €15.0 million from Sanofi to the Company.
The Company will also provide collaborative research services to Sanofi for an agreed period, extendable by mutual agreement. During this period, Sanofi and Innate will collaborate and work on research activities defined in a contractual work program.
Under the terms of the agreement, Sanofi still retains a license option for a third preclinical molecule.
Refer to Notes 2.p and 13 for accounting description.
License agreement with Takeda signed in 2023

On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda.
Refer to Notes 2.p and 13 for accounting description.
1.2.Key events
a)Key events for the year ended December 31, 2023
On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act with respect to the expansion of its collaboration with Sanofi. As a reminder, On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets.Once selected, Sanofi will be responsible for all development, manufacturing and marketing. The closing of the transaction was subject to the authorization of the American authorities in accordance with the Hart Scott Rodino Act of 1976. This authorization was obtained on January 24, 2023, the date on which the collaboration was effective. Under the terms of the collaboration and research license agreement, the Company is eligible from the effective date of the agreement for an initial payment of €25.0 million. This amount was collected by the Company in March 2023.
On April 3, 2023, the Company announced the signing of an exclusive license agreement with Takeda under which the Company grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. Under the terms of the license agreement, the Company will receive a $5.0 million upfront payment and is eligible to receive up to $410.0 million in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license. The $5.0 million upfront payment was received by the Company on May 15, 2023 for an amount of €4.6 million.
On April 14, 2023, the Executive Board carried out a capital increase of €11,907.15 following (i) the exercise of 14,550 "BSAAR 2012", and (ii) the creation of 223,593 ordinary shares benefiting the employees of the company, including 163,293 ordinary shares issued free of charge (subscription). The capital increase carried out can be broken as follow : (i) a creation of 14,550 ordinary shares, with a nominal value of €0.05 and an issue price of €2.04 per share (i.e an increase in share premium of €28,954.5), and (ii) a creation of 163,293 free shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, with a creation of 60,300 ordinary shares with a nominal value of €0.05 and an issue price of €2.85 (i.e an increase in share premium of €168,840).
On April 26, 2023, the Company announced that it has filed a prospectus supplement with the Securities and Exchange Commission (“SEC”) relating to a new At-The-Market (“ATM”) program. Pursuant to this program, the Company may offer and sell to eligible investors a total gross amount of up to $75 million of American Depositary Shares (“ADS”), each ADS representing one ordinary share of Innate, from time to time in sales deemed to be an “at the market offering” pursuant to the terms of a sales agreement with Jefferies LLC (“Jefferies”), acting as sales agent. The timing of any sales will depend on a variety of factors. The ATM program is presently intended to be effective unless terminated in accordance with the sales agreement or the maximum amount of the program has been reached. In connection with the establishment of a new ATM program, the Company has terminated the sales agreement, dated as of May 3, 2022, relating to its previous ATM program, effective as of April 19, 2023. The Company currently intends to use the net proceeds, if any, of sales of ADSs issued under the program to fund the research and development of its drug candidates and for working capital and general corporate purposes.
On June 26, 2023, the Company announced the first patient was dosing in MATISSE Phase 2 trial conducted by the Company in collaboration with AstraZeneca and evaluating IPH5201 in early stage lung cancer. This event triggered an additionnal payment of €2.0 million due to Orega in line with the agreement signed in 2019. As a reminder, in 2022, the Company received a $5.0 million upfront payment from AstraZeneca following the decision to advance IPH5201 into a phase 2 trial.
On July 6, 2023, the Executive Board carried out a capital increase of €3,320.5 following the exercise of 32,550 "BSAAR 2012" and 33,860 "BSA 2013". The capital increase carried out can be broken as follow : a creation of 66,410 ordinary shares, with a nominal value of €0.05 and an issue price of €2.04 and €2.36 and per share, respectively (i.e an increase in share premium of €142,991.1).
On July 11, 2023, the Company announced that the first patient was dosed, on June 7, 2023, in a Sanofi-sponsored Phase 1/2 clinical trial, evaluating IPH6401/SAR’514 in relapsed or refractory Multiple Myeloma. Under the terms of the license agreement signed in 2016, Sanofi made a milestone payment of €2.0 million fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.
On October 3, 2023, the Executive Board carried out a capital increase of €6,403.5 following the definitive acquisition of 128,061 free shares granted on October 3, 2022, under the “AGA Bonus 2022-1" plan. Thus, 128,061 ordinary shares were created with a nominal value of €0.05 issued free of charge by deduction from the issue premium.
On December 18, 2023, the company announced that the Chief Executive Officer and Chairman of the Executive Board has resigned from his position, effective as of January 2024. Hervé Brailly, Chairman of the Supervisory Board, former former CEO and co-founder is appointed as interim CEO and Chairman of the Executive Board while a permanent successor is sought. The Company aims to strengthen the Executive Board in the new year. Irina Staatz-Granzer, who has been Vice-Chairwoman of the Supervisory Board for several years is appointed Chairwoman of the Supervisory Board.
On December 19, 2023, the Company announced Sanofi's decision to exercise one of its two license options for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022. After a research collaboration period, Sanofi will be responsible for all development, manufacturing and commercialization of the program.

Under the terms of this agreement, the Company received a payment of €15 million in January 2024. Sanofi still retains the option to one additional ANKET® target as per the license agreement.
On December 21, 2023, the Executive Board granted 1,403,500 free performances shares to employees of the Company and subsidiary (“AGA Perf Employees 2023-1”), and 750,000 free performances shares to members of the management (“AGA Perf Management 2023-1”).
On January 2, 2024, the Executive Board approved the final performance as of December 31, 2023, relating to the "AGA Perf Employees 2020-1" and "AGA Perf Management 2020-1" free performances shares plans, granted on August 5, 2020. The definitive performance was 20%. Consequently, the Executive Board carried out a capital increase of €10,761.5 following (i) the definitive acquisition of 85,230 free performance shares under the "AGA Perf Employee 2020-1" plan and (ii) the definitive acquisition of 130,000 free performance shares under the "AGA Perf Management 2020-1" plan. Thus, 215,230 ordinary shares were created with a nominal value of €0.05 issued free of charge by deduction from the issue premium.

2)Accounting policies and statement of compliance
a)Basis of preparation
Consolidated financial statements of the Company for the years ended December 31, 2021, 2022 and 2023 (the “Consolidated Financial Statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development Phase.
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
The Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on March 20, 2024. They will be approved by the General Meeting of the Company on May 23, 2024, which has the right to modify them.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company for the years ended December 31, 2021, 2022 and 2023 are also prepared in accordance with IFRS, as adopted by the European Union (EU). For the years ended December 31, 2021, 2022 and 2023, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with International Financial Reporting Standards as published by the IASB and as adopted by the EU.
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
The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2021 or have not yet been adopted by the European Union, and have not been applied early:
•Amendment to IFRS 3 "Update of a reference to the conceptual framework"
•Amendment to IAS16 "Products generated before their intended use"
•Amendment to IAS37 "Onerous contracts - Costs of performing a contract"
•Amendment to IAS1 "Classification of current or non-current liabilities"
The accounting rules and valuation principles used for the financial statements as of December 31, 2023 are identical to those used for the previous comparative year.
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

The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2022 or have not yet been adopted by the European Union, and have not been applied early:
•Amendment to IAS1 "Classification of current or non-current liabilities"
Application of the following new and amended standards is mandatory for the first time for the financial period beginning on January 1, 2023 and, as such, they have been adopted by the Company:
•IFRS 17 and amendments - Insurance contracts;
•Amendements to IAS 1 : Presentation of Financial Statements;
•Amendements to IAS 8 : Accounting policies, Changes in accounting Estimates and Errors;
•Amendements to IAS 12 : Income taxes.
The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2023 or have not yet been adopted by the European Union, and have not been applied early:
•IFRS 16 : Leases;
•IAS 1 : Presentation of Financial Statements;
•IAS 7 : Statement of Cash Flows;
•IFRS 7 : Financial instruments;
•IAS 21 : The Effects of Changes in Foreign Exchange Rates.

d)Change in accounting policies
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
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	December 31, 2021		December 31, 2022		December 31, 2023
€1 EQUALS TO	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE
USD	1.1827	1.1326	1.0530	1.0666	1.0813	1.1050

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
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company did not hold this type of instrument as of January 1, 2023 or as of December 31, 2023.

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
The reimbursements are made under the European Community tax rules for small and medium sized enterprises (“SME”) in compliance with the applicable regulations in effect. Only companies that meet the definition of SME according to European Union criteria are eligible for early reimbursement of their CIR. Management ensured that the Company was a SME according to European Union criteria and can therefore benefit from this early reimbursement until as of December 31, 2019. As of December 31, 2019 and December 31, 2023, the Company no longer met the eligibility criteria for this status (criteria not met after year-end analysis). Thus, the CIR for the years 2019, 2020 and 2023 represent a receivable against the French Treasury which will in principle be offset against the French corporate income tax due by the company with respect to the three following years. The remaining portion of tax credit not being offset upon expiry of such a period may then be refunded to the Company. The research tax credit relating to 2019 financial year was reimbursed by the French Treasury in February 2024.
For the 2021 and 2022 financial year, the Company met again the definition of an SME according to the criteria of the European Union and therefore benefit for early repayment of the CIR in 2022 and 2023 in respect of the 2021 and 2022 tax years respectively.
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
u)Segment information
For internal reporting purposes, and in order to comply with IFRS 8 Operating segments, the Company performed an analysis of operating segments. Following this analysis, the Company considers that it operates within a single operating segment being the R&D of pharmaceutical products in order to market them in the future. All R&D activities of the Company are located in France. Key decision makers (the Leadership Team of the Company) monitor the Company’s performance based on the cash consumption of its activities. For these reasons, the Management of the Group considers it not appropriate to set up separate business segments in its internal reporting.
In addition, Lumoxiti sales were historically considered insignificant in relation to the consolidated financial statements taken as a whole and are now included in the income statement under "net income from discontinued operations" following the signature of the termination and transition contract with AstraZeneca in 2021 (see notes 1.a , 2.v and 17).
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
Consequently, in accordance with IFRS5 "non-current assets held for sale and discontinued operations", the Lumoxiti operations are presented in the consolidated statement of income (loss) and the notes to the consolidated financial statements as a discontinued operation for the 2021 financial year. As a reminder, the 2019 and 2020 comparatives have been restated compared to previous publications (where applicable), in accordance with the same standard.
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
These estimates and judgments involve mainly:
•the accounting for collaboration and licensing agreements: the revenue results primarily from payments based on several components (e.g., upfront payments, milestone payments) received in relation to research, collaboration and licensing agreements signed with pharmaceutical or other companies. When the Company is committed to perform R&D services, revenue is spread over the period the Company is engaged to deliver these services, more particularly on the basis of the Company’s inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. Milestone payments are dependent upon the achievement of certain scientific, regulatory, or commercial milestones. These variable payments are recognized when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The changes in estimate regarding the completion of the works and the variable consideration relating to the contracts signed with customers are described in Note 13. As of December 31, 2023, given the significant progress of the work to be performed (98.1%) and the level of budget consumption, the impact of accounting estimates is no longer a determining factor in the calculation of revenue related to the monalizumab agreement.
•the estimate of the recoverable amount of the acquired and under progress licenses: impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). Amortizable intangible assets are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company’s consolidated financial statements. As of December 31, 2022, given the Company's decision in December 2022 to discontinue the development of avdoralimab in the indication of bullous pemphigoid supporting the recoverable amount of the asset as of December 31, 2021 and June 30, 2022, the rights related to the intangible asset have been fully impaired for the net carrying amount of the intangible asset, of €41,000 thousand , without using the historical assumptions described above (see note 6). As a result, the Company considers that there are no longer any critical estimates in line with intangible assets in 2022. Without any new event to be considered since then, there are therefore no longer any critical assumptions that could call into question the recoverable amount of the asset.

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
Liquidity risk
The Company’s cash management is performed by the Finance department, in charge of monitoring the day-to-day financing and the short-term forecast and enabling the Company to face its financial commitments by maintaining an amount of available cash consistent with the maturities of its liabilities. As of December 31, 2023, cash, cash equivalents and short-term investments were €92,456 thousand, which represents more than a year of cash consumption.
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
The revenue denominated in U.S. dollars has represented approximately 78%, 92% and 29% of revenue in the years ended December 31, 2021, 2022 and 2023, respectively. Payments in U.S dollars represented approximately 50%, 50%, and 43% of the payments in the years ended December 31, 2021, 2022 and 2023, respectively. In order to cover this risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and December 2020. The Company entirely kept the U.S dollars portion of the proceeds received from our Global Offering in October 2019.
The Company’s foreign exchange policy does not include the use of hedging instruments in its current operations.
Interest rate risk
The Company has very low exposure to interest rate risk. Such exposure primarily involves money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The Company has no credit facilities. The repayment flows of the borrowings subscribed in 2017 and the two State Guaranteed Loans obtained in 2021 and extended in 2022, are not subject to interest rate risk.
Credit risk
The credit risk related to the Company’s cash equivalents, short-term investments and non-current financial assets is not significant in light of the quality of the issuers. The Company deemed that none of the instruments in its portfolio are exposed to credit risk.
Fair value
The fair value of financial instruments traded on an active market is based on the market rate as of December 31, 2023. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.

4)Cash, cash equivalents and financial assets

	December 31
(in thousands of euro)	2021	2022	2023
Cash and cash equivalents	103,756	84,225	70,605
Short-term investments	16,080	17,260	21,851
Cash and cash equivalents and short-term investments	119,836	101,485	92,456
Non-current financial assets	39,878	35,119	9,796
Total cash, cash equivalents and financial assets	159,714	136,604	102,252
Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts, fixed-term accounts and mutual funds units (with short-term maturities) held with various banking institutions.
Other non-current financial assets generally include a guarantee of capital at the maturity date (which is always longer than one year). These instruments are defined by the Company as financial assets at fair value through profit or loss and classified as non-current due to their maturity.
As of December 31, 2021, 2022 and 2023 the amount of cash, cash equivalents and financials assets denominated in U.S. dollars amounted respectively to €47,164 thousand , €34,735 thousand and €20,798 thousand

The variation of short-term investments and non-current financial assets for the periods presented, are the following:

(in thousands of euro)	December 31, 2021	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2022
Short-term investments	16,080	—	—	268	—	912	17,260
Non-current financial assets	39,878	—	(3,000)	(1,640)	(118)	—	35,119
Total	55,958	—	(3,000)	(1,372)	(118)	912	52,379

(in thousands of euro)	December 31, 2022	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2023
Short-term investments	17,260	3,950	—	1,010	174	(544)	21,851
Non-current financial assets	35,119	—	(26,718)	582	817	—	9,796
Total	52,379	3,950	(26,718)	1,592	991	(544)	31,647
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.
5)Trade receivables and others
Trade receivables and others are analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2021	2022	2023
Other receivables	814	61	104
Research tax credit(1)	10,310	25,904	29,755
Other tax credits	333	361	360
Prepaid expenses (2)	2,582	4,672	5,693
VAT refund	1,170	1,614	1,037
Trade account receivables (3)	846	3,080	15,233
Prepayments made to suppliers	2,364	2,652	3,374
Receivables and others - current	18,420	38,345	55,557
Research tax credit(1)	29,821	13,018	9,800
Prepaid expenses (2)	—	1,081	754
Receivables and others - non-current	29,821	14,099	10,554
Trade receivables and others	48,241	52,445	66,111

(1)In accordance with the principles described in Note 2.q, the research tax credit (Crédit d’Impôt Recherche or “CIR”) is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of €9,800 thousand recognized in non-current receivables corresponds to the CIR for the 2023 tax year following the fact that the Company no longer met the eligibility criteria for the SME status as of December 31, 2023. Thus, the CIR for the 2023 represented a non-current receivable which will in principle be offset against the French corporate income tax due by the Company with respect to the three following years, or refunded if necessary upon expiry of such a period. The amount of CIR recognized as current receivables as of December 31, 2023 comprises the research tax credit for the 2019 and 2020 tax years, for which the three years period has expired as of December 31, 2023. The CIR for 2019 was reimbursed in February 2024 for an amount of €16,737 thousands. Repayment of the 2020 CIR is expected in 2024 in the amount of €13,018 thousand euros. As a reminder, the Company has already benefited from the reimbursement of the CIR for the 2021 tax year during 2022 for an amount of €10,302 thousand euros and of the CIR for the 2022 tax year during 2023 for an amount of €9,167 thousand euros. These amounts were received by the Company on November 16, 2022 and July 21, 2023 respectively.
(2)As of December 31 2023 and December 31, 2022, the prepaid expenses includes amounts of €1,005 thousand and €1,256 thousand, respectively, relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. As of December 31, 2023, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(3)As of December 31, 2023, the amount is mainly comprised of invoice of €15,000 thousand issued in December 2023 following the exercise of the license option by Sanofi. This amount was collected by the Company in January 2024.As a reminder, as of December 31, 2022, the amount is entirely comprised of the receivables from AstraZeneca for an amount of €1,775 thousand and €1,303 thousand in line with the performance of research and development services under the monalizumab and IPH5201 collaboration agreements, respectively.

Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each of debtors was considered as not significant.

6)Intangible assets
Intangible assets can be broken down as follows:

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2021	5,103		185	41,000	46,289
Acquisitions	—		13	—	13
Additional considerations	368	(1)	—	—	368
Disposals	—		(39)	—	(39)
Depreciation	(2,310)	(2)	(130)	—	(2,440)
Impairment	—		—	—	—
Transfers	—		—	—	—
December 31, 2021	3,161		29	41,000	44,192

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2022	3,161		29	41,000	44,192
Acquisitions	—		—	—	—
Additional considerations	587	(3)	—	—	587
Disposals	—			—	—
Depreciation	(2,195)	(2)	(29)	—	(2,224)
Impairment	—		—	(41,000) (4)	(41,000)
Transfers	—		—	—	—
December 31, 2022	1,553		—	—	1,556

(in thousands of euro)	Purchased licenses		Other intangible assets	In progress	Total
January 1, 2023	1,553		—	—	1,556
Acquisitions	—			—	—
Additional considerations	2,000	(5)	—	—	2,000
Disposals	—			—	—
Depreciation	(3,140)	(2)	—	—	(3,140)
Transfers	—		—	—	—
December 31, 2023	416		—	—	416

(1)This amount relates to an additional consideration paid to Orega Biotech in January 2022 following the arbitration decision rendered in December 2021 relating to the joint ownership of certain patents relating to IPH5201. This additional payment is fully amortized as of December 31, 2021.
(2)As of December 31, 2021, the amount included the amortization of rights relating to monalizumab (€1,942 thousand) and IPH5201 (€368 thousand). As of December 31, 2022, this amount included the amortization of rights relating to monalizumab (€1,604 thousand) and IPH5201 (€587 thousand). As of December 31, 2023, this amount includes the amortization of rights relating to monalizumab (€1,138 thousand) and IPH5201 (€2,000 thousand).
(3)This amount corresponds to the additional payment made to Orega Biotech in October 2022 for the rights relating to IPH5201, following the amendment to the collaboration and license option agreement IPH5201 concluded with AstraZeneca in October 2018 and the announcement by the Company on June 3, 2022, of the progression of IPH5201 towards a Phase 2 study in lung cancers of which the Company will be a sponsor.
(4)Following the Company's decision in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022), the rights relating to the intangible asset have been fully impaired for their net book value on the date of the decision, i.e. €41,000 thousand (see below "Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S').
(5)This amount corresponds to the additional payment made to Orega Biotech in July 2023 for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial in June 2023, in accordance to the agreement signed in 2019. This additional payment is fully amortized as of December 31,2023.

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
At the agreement inception, acquired rights were recorded as intangible asset for an amount of €7,000 thousand. The Company recorded an additional consideration of €6,325 thousand in 2015 and a final consideration of $15,000 thousand (€13,050 thousand) due in 2018 (see Note 1.1.a).
Since their acquisition by the Company, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase 2 trials. The Company has reassessed the anticipated residual duration of the Phase 2 trials as of December 31, 2023 and estimated that it would be fully amortized by 2023, which is the same estimation as of December 31, 2022, as a result of the completion of some trials and by modifying the estimated end dates relating to certain cohorts.
The net book values of the monalizumab rights were €416 thousand and €1,551 thousand as of December 31, 2023 and December 31, 2022, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors. The undisclosed upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment, for a total of €1.8 million as of December 31, 2022. In June 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration following the collaboration and option agreement signed on October 22, 2018 with AstraZeneca regarding IPH5201. Under this agreement, the Company also paid in April and June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase 1 dosing relating to IPH5201.
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
On June 26, 2023, the Company announced the treatment of the first patient in the Phase 2 MATISSE trial, conducted in collaboration with AstraZeneca and evaluating IPH5201 in early-stage lung cancer. As a consequence, the Company made an additional payment of €2.0 million to Orega Biotech in July 2023, in accordance with the agreement signed in 2019.
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

According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of December 31, 2023, according to the uncertainty of these potential future payments, no liability was recognized.
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

7)Property and equipment

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which finance leases
January 1, 2021	5,751	5,576	367	11,694	6,423
Acquisitions	11	987	—	998	—
Disposals		(7)	—	(7)	—
Transfers	—	4	(361)	(357)	—
Depreciation	(781)	(1,373)	—	(2,154)	—
December 31, 2021	4,981	5,187	6	10,174	6,423

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
January 1, 2022	4,981	5,187	6	10,174	6,423
Acquisitions	20	535		555	—
Disposals		(11)	(6)	(17)	—
Depreciation	(759)	(1,413)		(2,172)	—
Transfers				—	—
December 31, 2022	4,242	4,298	—	8,542	6,423

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total	Of which right of use assets
January 1, 2023	4,242	4,298	—	8,542	6,423
Acquisitions	101	250		352	110
Disposals	(516)	(92)	—	(608)	(527)
Depreciation	(860)	(1,089)		(1,948)	(951)
Transfers	(10)	10	—	—	—
December 31, 2023	2,958	3,378	—	6,322	5,055
8)Trade payables and others
This line item is analyzed as follows:

	December 31,
(in thousands of euro)	2021	2022	2023
Suppliers (excluding payables related to capital expenditures)	14,729	13,656	8,561
Tax and employee-related payables	7,463	5,978	7,021
Other payables (1)	6,380	1,260	1,436
Trade payables and others excluding payables related to capital expenditures	28,573	20,894	17,018
Payables related to capital expenditures	—	17	—
Payables and others	28,573	20,911	17,018
(1) As of December 31, 2022 and 2023, this amount mainly includes the liability relating to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021 (see note 9). As a reminder, this amount included, as of December 31, 2021, the liability of $6,200 thousand (€5,474 thousand as of December 31, 2021) to be paid to AstraZeneca on April 30, 2022 under the Lumoxiti termination and transition agreement effective June 30, 2021 (see note 17).
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.
9)Financial liabilities
This line item was broken down per maturity and is analyzed as follows:

In thousand euros	December 31, 2020	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2021
BPI PTZI IPH41 (1)	150	—		(150)	—
BPI Refundable advance - FORCE (2)	1,454	—	(1,454)	—	—
Lease liabilities – Building "Le Virage"	2,387	—	—	(512)	1,875
Lease liabilities – Premises Innate Inc	447	—	(16)	(40)	391
Lease liabilities – Laboratory equipment	639	—	—	(175)	464

Lease liabilities – Vehicles	21	—	62	(30)	53
Lease liabilities - Printers	41	—	—	(6)	35
Loans – Equipment	262	—	—	(53)	209
Loans – Building (4)	13,687	—	—	(1,162)	12,525
Total	19,087	28,700	(1,408)	(2,128)	44,251

In thousand euros	December 31, 2021	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2022
State guaranteed loan Société Générale (3)	20,000	—	—	—	20,000
State guaranteed loan BNP Paribas (3)	8,700	—	—	—	8,700
State guaranteed loans - accrued interest	—	—	15	—	15
Property transaction (down-payment)	—	—	—	—	—
Lease liabilities – Building "Le Virage"	1,875	—	—	(522)	1,353
Lease liabilities – Premises Innate Inc	391	—	15	(61)	345
Lease liabilities – Laboratory equipment	464	—	—	(177)	287
Lease liabilities – Vehicles	53	—	12	(32)	33
Lease liabilities - Printers	35	—	—	(8)	27
Loans – Equipment	209	—	—	(55)	154
Loans – Building (4)	12,525	—	—	(1,187)	11,338
Total	44,251	—	42	(2,042)	42,251

In thousand euros	December 31, 2022	Proceeds from borrowing	Proceeds from lease liabilities and other non cash effects	Repayments of borrowings and lease liabilities	December 31, 2023
State guaranteed loan Société Générale (3)	20,000	—	—	—	20,000
State guaranteed loan BNP Paribas (3)	8,700	—	—	—	8,700
State guaranteed loans - accrued interest	15	—	(1)	—	14
Lease liabilities – Building "Le Virage"	1,353	—	(685)	(293)	375
Lease liabilities – Premises Innate Inc	345	—	—	(99)	246
Lease liabilities – Laboratory equipment	287	—	—	(178)	109
Lease liabilities – Vehicles	33	—	80	(31)	85
Lease liabilities - Printers	27	—	—	(9)	18
Loans – Equipment	154	—	—	(55)	99
Loans – Building (4)	11,338	—	17	(1,108)	10,247
Total	42,251	—	(589)	(1,773)	39,893

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
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of December 31, 2023, the remaining capital of the loan amounted to €10,247 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031.
This loan bears a fixed interest rate of 2.01%. It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
(3) On March 13, 2023, the Company signed an amendment to the lease for the "Le Virage" building, reducing the surface area of the leased premises. The effective date of the lease amendment is March 15, 2023. As a result, and in accordance with IFRS 16, the impact on the consolidated balance sheet at the effective date of the lease amendment is as follows: write-off of a right of use (asset) of €0.5 million and a lease liability of €0.7 million.
The table below shows the schedule for the contractual flows (principal only) as of December 31, 2021, 2022 and 2023 respectively :

In thousand euros	Year ended December 31,
Current financial liabilities	2021	2022	2023
State guaranteed loan Société Générale	20,000	—	4,884
State guaranteed loan BNP Paribas	8,700	—	2,144
State guaranteed loans - accrued interest	—	15	14
Lease finance obligations – Rent Le Virage	522	532	244
Lease liabilities – Premises Innate Inc	74	90	92
Lease finance obligations – Laboratory equipment	177	177	109
Lease liabilities – Vehicles	23	16	31
Lease liabilities - Printers	8	9	9
Loans - Equipment	55	55	56
Loans - Building	1,187	1,210	1,353
Total – Current financial liabilities	30,748	2,102	8,936

In thousand euros	Year ended December 31,
Non-Current financial liabilities	2021	2022	2023
State guaranteed loan Société Générale	—	20,000	15,116
State guaranteed loan BNP Paribas	—	8,700	6,556
Lease finance obligations – Building Le Virage	1,352	820	131
Lease liabilities – Premises Innate Inc	317	255	154
Lease finance obligations – Laboratory equipment	287	110	—
Lease finance obligations – Vehicles	30	17	56
Lease liabilities - Printers	26	18	9
Loans - Equipment	154	99	43
Loans - Building	11,338	10,128	8,895
Total – Non-Current financial liabilities	13,503	40,149	30,957
The table below shows the schedule for the contractual flows (being principal and interest payments):

(in thousands of euro)	≤ 1 year	2 to 5 years included	≥ 5 years	Total
State guaranteed loan Société Générale	5,167	15,502	—	20,669
State guaranteed loan BNP Paribas	2,222	6,662	—	8,884
Lease finance obligations – Rent Le Virage	255	133	—	388
Lease liabilities – Premises Innate Inc.	95	157	—	252
Lease liabilities – Laboratory equipment	109	—	—	109
Lease liabilities – Vehicles	33	56	—	89
Lease liabilities - Printers	9	9	—	18
Loans – Equipment	57	43	—	100
Loan – Building	1,545	5,587	3,923	11,056
Total	9,492	28,149	3,923	41,565

10)Employee benefits
Defined benefit obligations

	Year ended December 31,
(in thousands of euro)	2021	2022	2023
Allowance for retirement defined benefit	2,544	2,184	2,064
Allowance for seniority awards	432	366	377
Total Defined benefit obligations	2,975	2,550	2,441
French law requires payment of a lump sum retirement indemnity to employees based on years of service, the rights guaranteed by the collective agreements and annual compensation at retirement. Benefits do not vest prior to retirement. The Company pays for this defined benefit plan. It is calculated as the present value of estimated future benefits to be paid, applying the projected unit credit method whereby each period of service is seen as giving rise to an additional unit of benefit entitlement, each unit being measured separately to build up the final. As a reminder, in April 2021, the IFRIC ( or "IFRS Interpretations Committee") sent a proposal to the IAS Board (International Accounting Standards Board) to change the way in which the liabilities for certain defined benefit plans are calculated. The IAS Board endorsed this position in June 2021. The impacts of this change in valuation method are taken into account since 2021.

In addition, the impact of the 2023 pension reform (including the raising of the retirement age) has been recognized as a plan amendment within the meaning of IAS 19, recognized in the income statement and balance sheet with no material impact as of June 30, 2023.
On March 24, 2016, the Company entered into an internal labor agreement with the employees representatives whereby the Company is committed to paying a seniority award after 15 years and 20 years of employment. This award is paid on the anniversary date. A similar award existed for employees having a seniority of 10 years but was not booked due to its insignificant amount. As such, in 2016 the Company recorded a provision for seniority awards and a corresponding charge included in “Personnel costs other than share-based payments” (see Note 14) other than payments in shares. These awards meet the definition of other long-term benefits under IAS 19. This provision is determined by an external actuary firm based on the assumptions disclosed hereafter and amounts to €377 thousand as of December 31, 2023 (€366 thousand as of December 31, 2022).

The main actuarial assumptions used to evaluate retirement benefits are the following:

	Year ended December 31,
	2021	2022	2023
Economic assumptions
Discount rate (iBoxx Corporate AA) for retirement	0.95%	3.75%	3.20%
Annual rate of increase in wages	3.00%	4.00%	2.50%
Demographical assumptions
Type of retirement	At the initiative of the employee	At the initiative of the employee	At the initiative of the employee
Annual mobility rate	4.2%	4.3%	5.2%
Rate of contributions	48.39%	47.07%	48.01%
Rate of wages costs	24.18%	23.46%	24.32%
Age at retirement
Employees borned before 1st January 1968
- Executives	64 years	64 years	64 years
- Non executives	62 years	62 years	62 years
Employees borned after 1st January 1968
- Executives	64 years	64 years	65 years
- Non executives	62 years	62 years	64 years
Mortality table	TH-TF 00-02	TH-TF 00-02	TH-TF 00-02
Annual turnover by tranche of age	All personnel	All personnel	All personnel
16-24 years	12.0%	12.0%	15.0%
25-29 years	9.0%	10.0%	14.0%
30-34 years	7.0%	7.0%	10.0%
35-39 years	4.5%	5.0%	6.0%
40-44 years	3.0%	3.0%	4.0%

45-49 years	1.5%	1.5%	2.0%
+50 years	0%	0%	0%
Changes in the projected benefit obligation for the periods presented were as follows (in thousands of euro):

December 31, 2020	4,177
IAS19 Restatement related to the change in calculation method - IFRIC (1)	(1,054)
Service cost	484
Interest costs	(47)
Actuarial loss	(584)
As of December 31, 2021	2,976
Service cost	427
Interest costs	(62)
Actuarial gain	(790)
As of December 31, 2022	2,550
Service cost	312
Interest costs	(27)
Actuarial loss	(394)
As of December 31, 2023	2,441
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
An increase/decrease of +/- 25 basis point of the discount rate would result in a decrease/increase of the total benefit obligation of €62 thousand.
The amounts recognized as an expense linked to defined contributions plans amounted to €1,434 thousand, €1,432 thousand and €1,283 thousand in the years ended December 31, 2021, 2022 and 2023, respectively.

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
As of December 31, 2023, the Company’s share capital amounted to €4,043,732.85 divided into (i) 80,860,563 ordinary shares, each with a nominal value of €0.05, (ii) 6,509 “2016” free preferred shares, each with a nominal value of €0.05 and (iii) 7,581 “2017” free preferred shares, each with a nominal value of €0.05, respectively fully paid up.
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

The table below presents the historical changes in the share capital of the Company as of December 31, 2021, 2022 and 2023, respectively:

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2021	3,950,048	372,130,982	78,986,490	14,462	€0.05
June 4, 2021	Capital increase by issuance of common shares (exercise of share warrants)	1,500	59,700	30,000	—	€0.05
July 7, 2021	Capital increase by issuance of common shares (exercise of share warrants)	222	7,637	4,440	—	€0.05
July 19, 2021	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	548	(548)	11,050	(85)	€0.05
July 22, 2021	Capital increase by issuance of common shares (definitive acquisition of free shares )	2,418	(2,418)	48,362	—	€0.05
July 22, 2021	Capital increase by issuance of common shares (exercise of share warrants)	625	21,500	12,500	—	€0.05
August 6, 2021	Capital increase by issuance of common shares (exercise of share warrants)	10,000	398,000	200,000	—	0.05
December 31, 2021	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	1,819	(1,819)	36,660	(282)	€0.05
December 31, 2021	Capital increase by issuance of common shares (definitive acquisition of free shares )	10,656	(10,656)	213,125	—	€0.05
	December 31, 2021	3,977,836	375,219,667	79,542,627	14,095	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2022	3,977,836	375,219,667	79,542,627	14,095	€0.05
February 14, 2022	Capital increase by issuance of common shares (exercise of share warrants)	38	1,493	750	—	€0.05
February 14, 2022	Capital increase by issuance of common shares	2,316	187,596	46,320	—	€0.05
February 14, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	6,948	(6,948)	138,960	—	€0.05
April 22, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	1,250	(1,250)	25,000	—	€0.05
July 13, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	681	(681)	13,614	—	€0.05
July 25, 2022	Capital increase by issuance of common shares (exercise of share warrants)	6,287	(6,287)	125,748	—	€0.05
December 16, 2022	Subsciption of share warrants	—	9,995	—	—	€—
November 7, 2022	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	15,953	(15,953)	319,050	—	€0.05
December 31, 2022	Share based payments	—	4,249,113	—	—
	December 31, 2022	4,011,308	379,636,744	80,212,069	14,095	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2023	4,011,308	379,636,744	80,212,069	14,095	€0.05
April 14, 2023	Capital increase by issuance of common shares (exercise of share warrants)	728	28,955	14,550	—	€0.05
April 14, 2023	Capital increase by issuance of common shares	3,015	168,840	60,300	—	€0.05
April 14, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	8,165	(8,165)	163,293	—	€0.05
July 6, 2023	Capital increase by issuance of common shares (exercise of share warrants)	3,321	142,991	66,410	—	€0.05
September 18, 2023	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	33	(33)	650	(5)	€0.05
October 3, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	6,403	(6,403)	128,061	—	€0.05
December 15, 2023	Subsciption of share warrants	—	47,120	—	—	€—
December 31, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	10,762	(10,762)	215,230	—	€0.05
December 31, 2023	Share based payments	—	4,255,748	—	—	—
	December 31, 2023	4,043,733	384,255,036	80,860,563	14,090	€0.05

Holding by the Company of its own shares
The Company held 18,575 of its own shares as of December 31, 2023.

b)Share based payments
The Company has issued BSAs, BSAARs, stock options, AGAs and AGAPs as follows as of December 31, 2021, 2022 and 2023, respectively: :

Date	Types	Number of warrants issued as of 12/31/2021	Number of warrants void as of 12/31/2021	Number of warrants exercised as of 12/31/2021	Number of warrants outstanding as of 12/31/2021	Maximum number of shares to be issued as of 12/31/2021	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	—	85,950	60,100	60,100	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	—	25,000	25,000	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	189,900	—	356,800	356,800	—
November 4, 2019	AGAP 2019 Management 2019	355,000	30,000	—	325,000	325,000	—
July 13, 2020	AGA Bonus 2020-1	79,861	17,885	48,362	13,614	13,614	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	249,826	—	516,824	516,824	—
August 5, 2020	AGA Perf Management 2020-1	710,000	30,000	—	680,000	680,000	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	—	125,748	125,748	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	17,500	—	1,049,100	1,049,100	€—
October 1, 2021	AGA Perf Management 2021-1	610,000	30,000	—	580,000	580,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00

Total as of December 31, 2021	8,200,356	1,112,601	2,061,019	5,026,736	5,778,308

Date	Types	Number of warrants issued as of 12/31/2022	Number of warrants void as of 12/31/2022	Number of warrants exercised as of 12/31/2022	Number of warrants outstanding as of 12/31/2022	Maximum number of shares to be issued as of 12/31/2022	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	—	86,700	59,350	59,350	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	286,306	—	480,344	480,344	—
August 5, 2020	AGA Perf Management 2020-1	710,000	60,000	—	650,000	650,000	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	95,600	—	971,000	971,000	—
October 1, 2021	AGA Perf Management 2021-1	610,000	90,000	—	520,000	520,000	—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	—	128,061	128,061	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	—	—	1,371,500	1,371,500	€—

December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
	Total as of December 31, 2022	10,428,877	1,711,671	2,684,141	6,033,065	6,784,637

Date	Types	Number of warrants issued as of 12/31/2023	Number of warrants void as of 12/31/2023	Number of warrants exercised as of 12/31/2023	Number of warrants outstanding as of 12/31/2023	Maximum number of shares to be issued as of 12/31/2023	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	172	2,063	268,190	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	681,420	85,230	—	—	—

August 5, 2020	AGA Perf Management 2020-1	710,000	580,000	130,000	—	—	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	247,300	—	819,300	819,300	—
October 1, 2021	AGA Perf Management 2021-1	610,000	130,000	—	480,000	480,000	—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	198,000	—	1,173,500	1,173,500	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	€—
November 2, 2023	AGA New Members 2023-1	25,000	—	—	25,000	25,000	€—
December 12, 2022	AGA Perf Employees 2023-1	1,403,500	4,500	—	1,399,000	1,399,000	€—
December 12, 2022	AGA Perf Management 2023-1	750,000	—	—	750,000	750,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	€2.26
	Total as of December 31, 2023	12,820,670	3,057,735	3,271,690	6,491,245	7,242,172

AGA
Details of AGA

	AGAP Management 2016-1	AGAP Employees 2016-1	AGA Management 2016-1	AGA Employees 2016-1	AGAP Management 2016-2
Date of grant (Board of Directors)	October 21, 2016	October 21, 2016	October 21, 2016	October 21, 2016	October 21, 2016
Vesting period (years)	1 year	1 year	3 years	1 year	1 year

Non transferability period	2 years after the vesting period end		2 years after the vesting period end		None	2 years after the vesting period end	2 years after the vesting period end
Number of free shares granted	2,000		2,486		50,000	99,932	3,000
Share entitlement per free share	130	(1)	130	(1)	1	1	111
Grant date share fair value	€10.87		€10.87		€10.87	€10.87	€12.73
Expected dividends	None		None		None	None	None
Performance conditions	Yes		Yes		None	None	Yes
Expected turnover (yearly basis)	5%		5%		—	5%	9%
Volatility	40%		40%		—	—	40%
Fair value per AGA	€911		€911		€10.55	€10.55	€956
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

	AGA Management 2016-2	AGA Employees 2016-2	AGA Bonus 2017	AGA Employee 2017	AGAP Employees 2017-1
Date of grant (Board of Directors)	December 30, 2016	December 30, 2016	September 20, 2017	April 3, 2018	April 3, 2018
Vesting period (years)	3 years	1 year	1 year	1 year	1 year
Non transferability period	None	2 years after the vesting period end	1 year after the vesting period end	1 year after the vesting period end	2 years after the vesting period end
Number of free shares granted	250,000	149,943	114,500	28,556	5,725
Share entitlement per free share	1	1	1	1	100
Grant date share fair value	€12.73	€12.73	€5.52	€10.90	€5.52
Expected dividends	None	None	None	None	None
Performance conditions	None	None	Yes	None	Yes
Expected turnover (yearly basis)	—	5%	4	—%	5%
Volatility	—	—	55	—%	55%
Fair value per AGA	€14.61	€10.55	€5.83	€10.30	€90

	AGAP Management 2017	AGA Bonus 2018	AGA Perf Employees 2018	AGA Perf Management 2018	AGA New Members 2017-1
Date of grant (Board of Directors)	April 3, 2018	July 3, 2018	November 20, 2018	November 20, 2018	April 29, 2019
Vesting period (years)	1 year	1 year	3 years	3 years	3 years
Non transferability period	2 years after the vesting period end	1 year after the vesting period end	None	None	None
Number of free shares granted	2,400	67,028	327,500	260,000	25,000
Share entitlement per free share	100	1	1	1	1
Grant date share fair value	€5.52	€5.06	€8.00	€8.00	€5.74
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	Yes	Yes	No
Expected turnover (yearly basis)	11%	—	4%	10%	10%
Volatility	55%	—	45%	45%	—
Fair value per AGA	€90	€4.69	€3.81	€3.81	€5.74

	AGA Employees 2018	AGA Bonus 2019-1	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Bonus 2020
Date of grant (Board of Directors)	January 14, 2019	July 3, 2019	November 4, 2019	November 4, 2019	July 13, 2020
Vesting period (years)	1 year	1 year	3 years	3 years	1 year
Non transferability period	1 year after the vesting period end	1 year after the vesting period end	None	None	1 year after the vesting period end
Number of free shares granted	90,650	57,376	546,700	355,000	79,861
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€7.31	€5.90	€3.13	€3.13	€6.40
Expected dividends	None	None	None	None	None
Performance conditions	No	No	Yes	Yes	No
Expected turnover (yearly basis)	4.03%	—	10%	10%	—%
Volatility	N/A	—	45%	45%	—%
Fair value per AGA	€7.31	€5.72	€3.13	€3.13	€6.40

	AGA Perf Employees 2020-1	AGA Perf Management 2020-1	AGA Bonus 2021-1	AGA Perf Employees 2021-1	AGA Perf Management 2021-1
Date of grant (Board of Directors)	August 5, 2020	August 5, 2020	July 22, 2021	October 1, 2021	October 1, 2021
Vesting period (years)	3.5 years	3.5 years	1 year	3.5 years	3.5 years
Non transferability period	None	None	1 year	None	None
Number of free shares granted	769,202	710,000	125,748	1,066,600	610,000
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€2.94	€2.94	€3.43	€1.76	€1.76
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	No	Yes	Yes
Expected turnover (yearly basis)	10.00%	10.00	—	13.32	13.32
Volatility	45.00%	45.00	—	50.00	50.00
Fair value per AGA	€2.94	€2.94	€3.43	€1.76	€1.76

	AGA "Plan Epargne Entreprise" 2022	AGA Bonus 2022-1	AGA Perf Employees 2022-1	AGA Perf Management 2022-1
Date of grant (Board of Directors)	February 14, 2022	October 3, 2022	December 12, 2022	December 12, 2022
Vesting period (years)	None	1 year	3.1 years	3.1 years
Non transferability period	None	None	None	None
Number of free shares granted	138,960	128,061	1,371,500	550,000
Share entitlement per free share	1	1	1	1
Grant date share fair value	€4.10	€3.89	€1.39	€1.39
Expected dividends	None	None	None	None
Performance conditions	No	No	Yes	Yes
Expected turnover (yearly basis)	—%	—	10.50	10.50
Volatility	—%	—	50.00	50.00
Fair value per AGA	€4.10	€3.89	€1.39	€1.39

	AGA "Plan Epargne Entreprise" 2023	AGA New Members 2023-1	AGA Perf Employees 2023-1	AGA Perf Management 2023-1
Date of grant (Board of Directors)	April 14, 2023	November 2, 2023	December 21, 2023	December 21, 2023
Vesting period (years)	None	3 years	3.0 years	3.0 years
Non transferability period	None	None	None	None
Number of free shares granted	163,293	25,000	1,403,500	750,000
Share entitlement per free share	1	1	1	1
Grant date share fair value	€2.85	€2.23	€1.60	€1.60
Expected dividends	None	None	None	None
Performance conditions	No	No	Yes	Yes
Expected turnover (yearly basis)	—	—	11.20%	11.20%
Volatility	—	—	50.00%	50.00%
Fair value per AGA	€2.85	€2.23	€1.60	€1.60

Change in Number of AGAs Outstanding

	Year ended December 31,
Number of AGAs	2021	2022	2023
Balance at beginning of period	2,752,198	3,678,354	4,677,173
Granted during the period	1,802,348	2,188,521	2,341,793
Forfeited during the period	(614,338)	(567,330)	(1,309,314)
Exercised during the period	(261,854)	(622,372)	(506,589)
Expired during the period	—	—	—
Balance at end of period	3,678,354	4,677,173	5,203,063

Breakdown of the Closing Balance

	Year ended December 31,
	2021	2022	2023
Number of AGAs	Outstanding	Outstanding	Outstanding
AGAP Management 2016-1	1,200	1,200	1,200
AGAP Employees 2016-1	2,068	2,068	2,063
AGAP 2016-2	3,000	3,000	3,000
AGA New Members 2017-1	25,000	—	—
AGA Perf Employees 2019-1	356,800	—	—
AGA Perf Management 2019-1	325,000	—	—
AGA Bonus 2020-1	13,614	—	—
AGA Perf Employees 2020-1	516,824	480,344	—
AGA Perf Management 2020-1	680,000	650,000	—
AGA Bonus 2021-1	125,748	—	—
AGA Perf Employees 2021-1	1,049,100	971,000	819,300
AGA Perf Management 2021-1	580,000	520,000	480,000
AGA Bonus 2022-1	—	128,061	—
AGA Perf Employees 2022-1	—	1,371,500	1,173,500
AGA Perf Management 2022-1	—	550,000	550,000
AGA New Members 2023-1	—	—	25,000
AGA Perf Employees 2023-1	—	—	1,399,000
AGA Perf Management 2023-1	—	—	750,000
TOTAL	3,678,354	4,677,173	5,203,063
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

Expenses were €(232) thousand (income) for the financial year ended December 31, 2021. These instruments were definitively acquired during the 2021 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31, 2022 and 2023.
AGA 2017-1 Management (New Members)
Expenses were €71 thousand for the financial year ended December 31, 2021. These instruments were definitively acquired during the 2021 financial year. Consequently, no expense relating to this plan was recognized during the financial year ended December 31, 2022 and 2023, respectively.

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
Expenses were €649 thousand, €(181) thousand (income) for the financial years ended December 31, 2021, 2022 and respectively. Income relating to the 2022 financial year is explained by the review of the performance conditions during the 2022 financial year with regard to the definitive achievement of the vesting. These instruments were definitively acquired during the 2022 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31,2023.

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
On January 2, 2024, the Executive Board determined the achievement of the performance conditions and the final vesting of the 2020 free performance shares as of December 31, 2023. The underlying performance conditions were thus achieved at 20%. Consequently, on December 31, 2023, the Executive Board carried out the definitive acquisition of 85,230 free performance shares under the "AGA Perf Employees 2020-1" plans and 130,000 free performance shares under the "AGA Perf Management 2020-1" plans.
Expenses were €1,253 thousand, €1,738 thousand and €1,436 thousand for the financial year ended December 31, 2021 2022 and 2023, respectively.

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
Expenses were €473 thousand, €1,577 thousand and €1,161 thousand for the financial years ended December 31, 2021, 2022 and 2023, respectively.
AGA Bonus 2021-1
AGA Bonus 2021 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 50% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €432 thousand for the financial year ended December 31, 2021. These instruments were definitely acquired during the 2022 financial year. No expense relating to this plan was recognized during the financial years ended December 31, 2022 and 2023.

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
Expenses were €46 thousand and €1,157 thousand for the financial year ended December 31, 2022 and 2023, respectively.
AGA Bonus 2022-1
AGA Bonus 2022 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 50% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €499 thousand for the financial year ended December 31, 2022. These instruments were definitely acquired during the 2023 financial year. No expense relating to this plan was recognized during the financial year ended December 31, 2023.
AGA New-members 2023-1
Expenses were €3 thousand for the financial year ended December 31, 2023.
Free performance shares 2023 (AGA Perf Employees 2023-1 / AGA Perf Management 2023-1)
Free performance shares granted in 2023 are subject to the Company's market capitalization and three internal performance internal conditions and a bonus condition, which are :
•The start of a first clinical trial involving a product in the Company's portfolio or the "proof of concept" of a new therapeutic approach involving a product in the Company's portfolio;
•the conclusion of a collaboration or licensing agreement or the receipt of income from collaboration and licensing agreements totalling €50 million ;
•the implementation of six environmental or social actions by the Company's employees;
•obtaining marketing authorization for a product in the Company's portfolio (bonus condition).

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
Expense was €33 thousand for the financial year ended December 31, 2023.
BSA
Details of BSA

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
Date of grant (Board of directors)	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Vesting period (years)	2 years	2 years	2 years	2 years	2 years
Plan expiration date	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Number of BSA granted	237,500	150,000	70,000	14,200	37,000
Share entitlement per BSA	1	1	1	1	1
Exercise price	€2.36	€8.65	€9.59	€14.05	€11.00
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes
Grant date share fair value	€2.45	€6.85	€13.65	€13.64	€10.41
Expected volatility	31.83%	46.72%	54.08%	47.83%	61.74%
Average life of BSA	5.5 years	5.5 years	5.5 years	5.5 years	6 years
Risk-free interest rate	2.42%	1.00%	0.25%	0.25%	0.20%
Expected dividends	None	None	None	None	None
Performance conditions	None	None	None	None	None
Fair value per BSA	€0.87	€2.51	€6.59	€4.73	€0.57

	BSA 2022-1	BSA 2023-1
Date of grant (Board of directors)	December 16, 2022	December 15, 2023
Vesting period (years)	2 years	2 years
Plan expiration date	October 3, 2032	October 19, 2033
Number of BSA granted	40,000	50,000
Share entitlement per BSA	1	1
Exercise price	€2.31	€2.26
Valuation method used	Black & Scholes	Black & Scholes
Grant date share fair value	€1.31	€1.24
Expected volatility	50.00%	45.00%
Average life of BSA	5.5 years	5.5 years
Risk-free interest rate	2.40%	2.50%
Expected dividends	None	None
Performance conditions	None	None
Fair value per BSA	€1.21	€1.24

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2021	2022	2023
Balance at beginning of period	284,500	242,560	250,820
Granted during the period	—	40,000	50,000
Forfeited during the period	—	(31,740)	(24,500)
Exercised during the period	(16,940)	—	(33,860)
Expired during the period	(25,000)	—	—
Balance at end of period	242,560	250,820	242,460
Breakdown of the Closing Balance

	Year ended December 31,
	2021		2022		2023
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA 2011-2	—	—	—	—	—	—
BSA 2013	46,360	46,360	46,360	46,360	—	—
BSA 2014	75,000	75,000	75,000	75,000	75,000	75,000
BSA 2015-1	70,000	70,000	70,000	70,000	70,000	70,000
BSA 2015-2	14,200	14,200	14,200	14,200	14,200	14,200
BSA 2017	37,000	37,000	37,000	37,000	37,000	37,000
BSA 2022-1	—	—	8,260	8,260	8,260	8,260
TOTAL	242,560	242,560	250,820	250,820	242,460	242,460

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

BSAAR 2015
Date of grant (Board of directors)	July 1, 2015
Vesting period (years)	2 years
Plan expiration date	June 30, 2025
Number of BSAAR granted	1,050,382
Share entitlement per BSAAR	1
Exercise price	€7.20
Valuation method used	Black & Scholes
Grant date share fair value	€13.77
Expected volatility	41%
Average life of BSAAR	10 years
Risk-free interest rate	1.22%
Expected dividends	None
Performance conditions	No
Fair value per BSA	€1.15
Change in Number of BSAAR Outstanding

	Year ended December 31,
Number of BSAAR	2021	2022	2023
Balance at beginning of period	1,360,822	1,105,822	1,105,072
Granted during the period	—	—	—
Forfeited during the period	—	—	(12,250)
Exercised during the period	(230,000)	(750)	(47,100)

Expired during the period	(25,000)	—	—
Balance at end of period	1,105,822	1,105,072	1,045,722
Breakdown of the Closing Balance

	Year ended December 31,
	2021		2022		2023
Number of BSAAR	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAAR 2011	—	—	—	—	—	—
BSAAR 2012	60,100	60,100	59,350	59,350	—	—
BSAAR 2015	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722
TOTAL	1,105,822	1,105,822	1,105,072	1,105,072	1,045,722	1,045,722
Breakdown of expenses per financial year
The share-based compensation expenses are broken down as follows (in thousands of euro):

	Year ended December 31,
(in thousands of euro)	2021	2022	2023
AGA Perf Management 2018 / AGA Perf Employees 2018	(232)	—	—
AGA 2017-1 Management (New Members)	71	—	—
AGAP Employee 2019 / AGAP Management 2019	649	(181)	—
AGAP Employee 2020 / AGAP Management 2020	1,253	1,738	1,436
Stock Options 2020	(28)	—	—
AGA Bonus 2021-1	432	—	—
AGAP Employee 2021 / AGAP Management 2021	473	1,577	1,161
AGA "Plan Epargne Entreprise" 2022	—	570	—
AGA Bonus 2022-1	—	499	—
AGAP Employee 2022 / AGAP Management 2022	—	46	1,157
AGA New Members 2023-1 Management			3
AGAP Employee 2023/ AGAP Management 2023			33
AGA "Plan Epargne Entreprise" 2023			465
Share based compensation	2,617	4,249	4,256

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

As of December 31, 2021 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	39,878	39,878		39,878
Trade receivables and others	48,241	—	48,241	48,241
Short-term investments	16,080	16,080	—	16,080

Cash and cash equivalents	103,756	103,756	—	103,756
Total financial assets	207,955	159,714	48,241	207,955

As of December 31, 2021 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	13,503	—	13,503	13,503
Financial liabilities—current portion	30,748	—	30,748	30,748
Trade payables and others	28,573	—	28,573	28,573
Total financial liabilities	72,822	—	72,822	72,822

As of December 31, 2022 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	35,119	35,119	—	35,119
Trade receivables and others	52,445	—	52,445	52,445
Short-term investments	17,260	17,260	—	17,260
Cash and cash equivalents	84,225	84,225	—	84,225
Total financial assets	189,049	136,604	52,445	189,049

As of December 31, 2022 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	40,149	—	40,149	40,149
Financial liabilities—current portion	2,102	—	2,102	2,102
Trade payables and others	20,911	—	20,911	20,911
Total financial liabilities	63,162	—	63,160	63,160

As of December 31, 2023 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	9,796	9,796	—	9,796
Trade receivables and others	66,111	—	66,111	66,111
Short-term investments	21,851	21,851	—	21,851
Cash and cash equivalents	70,605	70,605	—	70,605
Total financial assets	168,363	102,252	66,111	168,363

As of December 31, 2023 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	30,957	—	30,957	30,957
Financial liabilities—current portion	8,936	—	8,936	8,936
Trade payables and others	17,018	—	17,018	17,018
Total financial liabilities	56,911	—	56,911	56,911
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

13)Revenue and government financing for research expenditures
Revenue from collaboration and licensing agreements
The Company’s revenue from collaboration and licensing agreements amounts to €12,112, €49,580 and €51,901 for the fiscal year ended December 31, 2021, 2022 and 2023, respectively.

	Year ended December 31,
(in thousands of euro)	2021(1)	2022	2023
Proceeds from collaboration and licensing agreements	10,497	48,806	50,725
of which monalizumab agreement - AstraZeneca	7,497	22,376	9,499
of which IPH5201 agreement - AstraZeneca	—	4,677	—
of which preclinical molecules agreement - AstraZeneca	—	17,400	—
of which Sanofi agreement 2016	3,000	4,000	2,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	—	—	18,873
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the option exercise	—	—	15,800
of which Takeda agreement 2023	—	—	4,553
of which other agreements	—	353	—
Invoicing of research and development costs (IPH5201)	1,613	1,391	1,165
Exchange gains (loss) on collaboration agreements	—	(627)	—
Others	—	10	11
Revenue from collaboration and licensing agreements	12,112	49,580	51,901

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

Change in monalizumab deferred revenue (in thousands of euro):

As of December 31, 2020	26,572
Revenue for the 2021 financial year	(7,497)
Transfer from collaboration liabilities	1,084
As of December 31, 2021	20,159
Increase in deffered revenu resulting from the $50m milestone relating to the dosage of the first patent in the Phase 3 trial PACIFIC-9	47,687
Revenue for the 2022 financial year	(22,376)
Transfer from collaboration liabilities	(30,989)
As of December 31, 2022	14,481
Revenue for the 2023 financial year	(9,499)
Transfer from collaboration liabilities	173
As of December 31, 2023	5,156
(1) As a reminder, the increase in deferred revenue relating to monalizumab agreement between December 31, 2021 and December 31, 2022 is explained by the additional payment of €47,687 thousand ($50,000 thousand) made by AstraZeneca in June 2022 and triggered by the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022. This increase has led to a simultaneous increase in collaboration commitment ("collaboration liability"- see below) of €34,335 thousand ($36,000 thousand) in accordance with the Company’s July 2019 option concerning the co-financing of Phase 3 trials in the field of collaboration.
Change in monalizumab collaboration liablities (in thousands of euro):

As of December 31, 2020 (1)	46,686
Additions	4,262
Deductions	(10,534)
As of December 31, 2021 (2)	40,415
Additions (3)	37,564
Deductions	(14,768)
As of December 31, 2022 (4)	63,211
Additions	—
Deductions	(10,534)
As of December 31, 2023 (5)	52,677
(1)Of which €1,832 thousand of current portion and €44,854 of non-current portion.
(2)Of which €7,418 of current portion and €32,997 of non-current portion.
(3)The increase in collaboration liabilities relating to monalizumab agreement between December 31, 2021 and December 31, 2022 mainly results from (i) a €34,335 thousand ($36,000 thousand) increase in collaboration commitments in connection with the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022, and (ii) a €2,145 thousand net increase in the collaboration commitments in connection with exchange rate fluctuations over the period.
(4)Of which €10,223 thousand of current portion and €52,988 thousand of non-current portion.
(5)Of which €7,647 thousand of current portion and €45,030 thousand of non-current portion.

b)Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Revenue related to IPH5201 for the year ended December 31, 2023 is nil as compared to revenue of €4,677 thousand as of December 31, 2022 which resulted from the entire recognition in revenue of the $5.0 million (€4.7 million) milestone payment received from AstraZeneca following the signature on June

1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial.

c)Revenue recognition related to collaboration and license agreement signed with Sanofi in 2016
Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €2,000 thousand for the year ended December 31, 2023 as compared to €4,000 thousand for the year ended December 31, 2022. The Company announced that, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since June 2023. This amount was received by the Company on July 21, 2023. As a reminder, the revenue recognized in 2022 resulted from Sanofi's decision to advance IPH6401/SAR'514 towards regulatory preclinical studies for a new investigational drug. This decision triggered a milestone payment of €3.0 million fully recognized in revenue. This amount was received by the Company on September 9, 2022.

d) Revenue recognition related to Sanofi research collaboration and licensing agreement (2022)
On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, under the terms of such agreement, the Company received an upfront payment of €25,000 thousand in March 2023, including €18,500 thousand for the exclusive license, €1,500 thousand for the research work and €5,000 thousand for the two additional targets options. On December 19, 2023, the Company announced that Sanofi had exercised an option for a one of the two preclinical molecules. This option exercise also resulted in a milestone payment of €15,000 thousand, including €13,300 thousand in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1,700 thousand in respect of research work to be carried out by the Company. The Company considers that the licenses granted constitute a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, all upfront payments relating to the licenses granted have been recognized in the income statement representing an amount of €31,800 thousand, including €18,500 thousand relating to the B7-H3 license and €13,300 thousand following the option exercised.
e) Revenue recognition related to Takeda licensing agreement (2023)
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda will be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considers that the license granted is a right to use the intellectual property, which is granted fully and perpetually to Takeda. The agreement does not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue since June 30, 2023. This amount was received by the Company in May 2023.
Change in deferred revenue relating to the 2022 research collaboration and licensing agreement :

(in thousands of euro)	Total
As of December 31, 2022	—
Additions	8,200
Deductions	(2,874)
As of December 31, 2023	5,327
d)Schedule of variance of deferred revenue
The main variance of the global deferred revenue is presented in the following schedule:

(in thousands of euro)	December 31, 2020	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2021
Monalizumab	26,572	(7,497)	—	1,084	20,159
Preclinical molecules	17,400	—	—	—	17,400
Others	—	—	353	—	353
Total	43,973	(7,497)	353	1,084	37,913 (1)
(1)Of which €12,500 thousand of current deferred revenue and €25,413 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2021	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2022
Monalizumab	20,159	(22,376)	47,687	(30,989)	14,481
IPH5201	—	—	—	—	—
Preclinical molecules	17,400	(17,400)	—	—	—
Others	353	(353)	—	—	—
Total	37,913	(40,129)	47,687	(30,989)	14,481 (2)
(2) Of which €6,560 thousand of current deferred revenue and €7,921 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2022	Recognition in P&L	Proceeds and other increase	Transfer from collaboration liabilities	December 31, 2023
Monalizumab	14,481	(9,499)	—	173	5,155
Sanofi options	—	(2,500)	5,000	—	2,500
Sanofi services	—	(374)	3,200	—	2,826
Total	14,481	(12,373)	8,200	173	10,483 (3)
(3) Of which €5,865 thousand of current deferred revenue and €4,618 thousand of non-current deferred revenue.

Government financing for research expenditures
The Company receives grants from the European Commission and the French government and state organizations in several different forms:
•Investment and operating grants; and

•Research Tax Credits.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2021	2022	2023
Research Tax Credit(1)	10,310	7,925	9,729
Grant and other tax credit(2)	2,281	110	—
Government financing for research expenditures	12,591	8,035	9,729
(1) As of December 31, 2023, the amount is mainly composed of the research tax credit calculated and recognized for the 2023 financial year for an amount of €9,800 thousand. As a reminder, as of December 31, 2022, the amount was mainly composed of (i) the research tax credit calculated and recognized for the 2022 financial year for an amount of €9,167 thousand from which is subtracted (ii) a provision amounting to €1,270 thousand following the tax inspection carried out in 2022 by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years. This provision was recognized as a deduction from the 2022 research tax credit, based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received from the tax authorities the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company.
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

14)Operating expenses

(in thousands of euro)	Year ended December 31,
	2021 (1)			2022			2023
	R&D	G&A	Total	R&D	G&A	Total	R&D	G&A	Impairment	Total
Subcontracting costs(1)	(24,189)	(101)	(24,290)	(24,432)	—	(24,432)	(27,568)	—	—	(27,568)
Cost of supplies and consumable materials	(2,533)	(532)	(3,065)	(3,051)	(531)	(3,582)	(2,611)	(244)	—	(2,855)
Personnel expenses other than share-based compensation	(14,859)	(8,616)	(23,475)	(14,329)	(8,025)	(22,354)	(14,834)	(6,874)	—	(21,708)
Share-based compensation	(349)	(2,267)	(2,617)	(2,044)	(2,204)	(4,249)	(2,288)	(1,968)	—	(4,256)
Personnel expenses	(15,208)	(10,883)	(26,092)	(16,373)	(10,229)	(26,603)	(17,121)	(8,842)	—	(25,964)
Non-scientific advisory and consulting(2)	(161)	(5,108)	(5,269)	(1,441)	(4,244)	(5,685)	(732)	(2,906)	—	(3,638)
Leasing and maintenance	(260)	(1,754)	(2,014)	(200)	(1,798)	(1,998)	(879)	(1,047)	—	(1,926)
Travel expenses and meeting attendance	(103)	(170)	(273)	(466)	(252)	(718)	(380)	(268)	—	(648)
Marketing, communication and public relations	(79)	(393)	(472)	(130)	(530)	(660)	(52)	(316)	—	(368)
Scientific advisory and consulting(3)	(288)	—	(288)	(1,263)	—	(1,263)	(1,220)	—	—	(1,220)
Other purchases and external expenses	(30)	(2,395)	(2,425)	(91)	(2,557)	(2,648)	(28)	(2,636)	—	(2,664)
Depreciation and amortization	(3,153)	(1,416)	(4,569)	(2,928)	(1,496)	(4,424)	(3,891)	(1,202)	—	(5,093)
Intellectual property expenses	(1,279)	(305)	(1,584)	(996)	(296)	(1,292)	(1,292)	(203)	—	(1,495)
Other income and (expenses), net	279	(2,467)	(2,188)	(292)	(503)	(795)	(248)	(623)	—	(872)
Impairment of intangible assets (4)	—	—	—	—	—	(41,000)	—		—	—
Total net operating expenses	(47,004)	(25,524)	(72,528)	(51,663)	(22,436)	(115,099)	(56,022)	(18,288)	—	(74,310)
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
(4)Following the Company's decision in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well as of June 30, 2022), the rights relating to the intangible asset have been fully impaired for their net book value on the date of the decision, i.e. €41,000 thousand (see note 6)

	Year ended December 31,
	2021		2022		2023
(in thousands of euro)	Deloitte & Associés	Total	Deloitte & Associés	Total	Deloitte & Associés	Total
Audit fees	702	702	855	855	725	725
Non-audit fees	78	78	248	248	213	213
Total	780	780	1,103	1,103	938	938
*Non-audit fees: these fees correspond to services performed by the auditors related to the production of certification in the context of the declaration of expenses for the obtention of grants; to the verification report of social and environmental information, special reports within the framework of operations on the Company’s capital
Personnel expenses other than share-based compensation
The line item amounted to €23,475 thousand, €22,354 thousand and €21,708 thousand for the years ended December 31, 2021, 2022 and 2023 respectively. These items do not include personnel expenses relating to the Lumoxiti discontinued operation (see note 17). The Company had 208 full-time equivalent employees as of December 31, 2022, compared to 175 full-time equivalent employees as of December 31, 2023.
Depreciation and amortization
The line item is mainly composed of the amortization of the monalizumab, IPH5201 intangible assets (see Note 6).
Cost of supplies and consumable materials
Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties. This line item amounts to €3,065 thousand €3,582 thousand and €2,855 thousand for the years ended December 31, 2021, 2022 and 2023, respectively.

15)Net financial income (loss)
Net financial income (loss) can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2021	2022	2023
Interests and gains on financial assets	327	546	3,177
Unrealized gains on financials assets	1,177	418	1,648
Foreign exchange gains	4,839	3,810	2,109
Other financial income	—	—	—
Financial income	6,344	4,775	6,934
Foreign exchange losses	(3,591)	(2,983)	(1,195)
Unrealized losses on financial assets	(95)	(2,050)	—
Interest on financial liabilities	(312)	(288)	(640)
Other financial expenses	—	—	—
Financial expenses	(3,997)	(5,321)	(1,835)
Net financial income (loss)	2,347	(546)	5,099
For the financial years ended December 31, 2022 and 2023, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollars denominated cash and cash equivalent and financial assets accounts.

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
As of December 31, 2023, the accumulated tax losses carryforwards of Innate Pharma SA were €483,570 thousand with no expiration date (€392,633 and €466,153 thousand as of December 31, 2021 and 2022). At December 31, 2023, the amount of losses carried forward by Innate Pharma S.A. at December 31, 2022 has been adjusted downwards by €277.0 thousand to take account of the impact of the tax audit.
As of December 31, 2023, the accumulated tax losses carryforwards of Innate Pharma Inc. was €15,181 thousand, or $16,775 thousand, (€11,955 thousand, or $16,081 thousand and €14,198 thousand, or $16,446 thousand as of December 31, 2021 and 2022, respectively), with a 20-year period expiration.

Tax rate reconciliation

	Year ended December 31,
(in thousands of euro)	2021	2022	2023
Net income (loss) before tax	(52,809)	(58,103)	(7,570)
Statutory tax rate	26.50%	25.00%	25.00%
Income tax benefit / (expense) calculated at statutory tax rate	13,994	14,526	1,892
Increase / (decrease) in income tax benefit / (expenses) arising from:
Differences in tax rates	62	—	—
Research tax credit	3,091	1,971	2,457
Provision for defined benefit obligations	39	106	27
Share-based compensation	(694)	(1,062)	(1,064)
Revenue from collaboration agreements	(3,313)	2,210	1,095
Non-recognition of deferred tax assets related to tax losses and temporary differences	(14,433)	(18,290)	(4,501)
Carry-back	—	—	—
Impact linked to intra-group merger operations	—	—	—
Impact linked to the exercise of a real estate leasing option	—	—	—
Others differences	1,254	539	94
Income tax benefit / (expense) (a)	—	—	—
Effective tax rate	0%	0%	0%
Deferred tax income / (loss) (b)	—	—	—
Income tax benefit / (expense) (a) + (b)	—	—	—

17)Discontinued Operations
As a reminder, a termination and transition agreement was negotiated and executed, effective as of June 30, 2021 further to the Company's decision to return the rights of Lumoxiti back to AstraZeneca. Consecutively, activities related to Lumoxiti are presented as discontinued operations since October 1, 2021. As part of the termination and transition agreement, Innate and AstraZeneca agreed to share manufacturing costs, and Innate had to pay $6.2 million on April 30, 2022. This amount was paid by the Company as part of the agreement in April 2022 for an amount of €5.9 million ($6.2 million).
The net income from discontinued operations related to Lumoxiti as of December 31, 2023 are nil compared to a net loss of €0.13 million as of December 31, 2022 corresponding to residual costs associated with the transfer of activities to AstraZeneca. This transfer has now been completed.
a) Financial Performance

	Year ended December 31,
	2021	2022	2023
Revenue and other income
Revenue from collaboration and licensing agreements	926	194	—
Sales	874	22	—
Total revenue and other income	1,800	216	—
Operating expenses
Research and development expenses	(624)	—	—
Selling, general and administrative expenses	(8,507)	(346)	—
Impairment of intangible assets	—	—	—
Total operating expenses	(9,131)	(346)	—
Net income (loss) from distribution agreements	—	—	—
Operating income (loss)	(7,331)	(131)	—
Financial income	—	—	—
Financial expenses	—	—	—
Net financial income (loss)	—	—	—
Net income (loss) before tax	(7,331)	(131)	—
Income tax expense	—	—	—
Net income (loss) from discontinued operations	(7,331)	(131)	—

b) Cash-Flows

	Year ended December 31,
	2021	2022	2023
Net cash generated from / (used in) operating activities	(3,552)	(5,097)	—
Net cash generated from / (used in) investing activities	—	—	—
Net cash generated from / (used in) financing activities	—	—	—
Net cash flows from discontinued operations	(3,552)	(5,097)	—

18)Commitments, contingencies and litigations
Commitments
The Company has identified the following off-balance sheet commitments as of December 31, 2023:
•non-cancellable purchase commitments as of December 31, 2023 for a total of €5,965 thousand with various suppliers notably contract research organizations (CRO) or contract manufacturing organizations (CMO). These commitments are comprised of non-cancellable purchase orders for the supply of various services in relation with preclinical work for an amount of €2,373 thousand and clinical work for an amount of €3,592 thousand. The execution and billing of these has not yet started as of December 31, 2023;
•On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. Furthermore, under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. As of December 31, 2023, the remaining capital of this loan amounted to €10,247 thousand. The Company was in compliance with this covenant as of December 31, 2023;
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
Licensing and collaboration agreements
Commitments related the Company’s licensing and collaboration agreements are disclosed in Note 1.1 and 6.

Contingencies and litigations
The Company is exposed to contingent liabilities relating to legal actions before the labor court or intellectual property issues happening in the ordinary course of its activities. Each pre-litigation, known litigation or procedure in ordinary course the Company is involved in was analyzed at the closing date after consultation of advisors.
Provisions
Provisions amounted to €900 thousand, €1,740 thousand and €774 thousand as of December 31, 2021, 2022 and 2023, respectively. As of December 31, 2023, they mainly consist of provision for charges relating and the employer contribution in respect of the grants of employee equity instruments for an amount of €565 thousand.
As a reminder, as of December 31, 2022, they mainly consist of (i) a provision amounting to €1,270 thousand following the tax inspection carried out in 2022 by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2018 financial years 2020. This provision was based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received from the tax authorities the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company, and (ii) provisions for employee departures and provision for charges relating and the employer contribution in respect of the grants of employee equity instruments.
In accordance with IFRS 2, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period when the plan conditions actions for employees when they join the Company at the end of the plan.

19)Related party transactions
Members of the Executive Board and Leadership Team
For each of the periods presented, the following compensation was granted to the members of the Leadership Team of the Company and were recognized as expense:

	Year ended December 31,
(in thousands of euro)	2021	2022	2023
Personnel expenses and other short-term employee benefits	3,456	2,176	2,856
Extra pension benefits	11	43	33
Share-based compensation	2,067	1,989	2,081
Advisory fees	—	661	471
Executive Committee members compensation	5,534	4,869	5,441
As of December 31, 2023, two members of the Leadership Team were also members of the Executive Board.
Calculation of share-based compensation is detailed in Note 11.b.
Members of the Supervisory Board
The Company recognized a provision of €353 thousand for attendance fees (jetons de presence) relating to the year ended December 31, 2023 which should be paid in 2024. This amount includes the compensation for the Chairman of the Supervisory Board. The company recognized a provision of €338 thousand and €348 thousand as of December 31, 2021 and 2022, respectively.
Related parties
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201). The payments between the two companies as well as the liabilities and receivables as of 31 December 2023 are as follows:

	As of December 31, 2023
(in thousands of euros)	Payments	Assets/Liabilities
Collection (AstraZeneca towards the Company) / Receivables	4,724	648
Payments (the Company towards AstraZeneca) / Liabilities	(10,911)	(3,301)
Total(1)	(6,187)	(2,653)

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

	Year ended December 31.
(in thousands of euro, except for data share)	2021	2022	2023
Net income (loss)	(52,809)	(58,103)	(7,570)
Weighted average number of ordinary shares in circulation	79,542,627	79,639,826	80,453,282
Basic income (loss) per share (€ per share)	(0.66)	(0.73)	(0.09)
The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSAAR, AGAs and AGAPs) are considered to be anti-dilutive (2,166,829 instruments in 2021, 2,265,301 instruments in 2022 and 5,145,914 instruments in 2023). These instruments are presented in detail in Note 11.

Diluted income (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential ordinary shares.

	Year ended December 31,
(in thousands of euro, except for data share)	2021	2022	2023
Net income (loss)	(52,809)	(58,103)	(7,570)
Weighted average number of ordinary shares in circulation	79,542,627	79,639,826	80,453,282
Adjustment for share instruments	—	—	—
Diluted income (loss) per share (€ per share)	(0.66)	(0.73)	(0.09)

21)Events after the reporting date

•On January 4, 2024, the Company announced that the U.S. Food and Drug Administration (FDA) has lifted the partial clinical hold placed on the lacutamab IND. On October 5, the Company announced that the lacutamab IND has been placed on partial clinical hold by FDA following a recent patient death in the TELLOMAK study. The death of a patient affected by Sézary Syndrome was initially considered due to hemophagocytic lymphohistiocytosis (HLH), a rare hematologic disorder. The FDA decision to lift the partial clinical hold is based on the FDA review of the fatal case which Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and lacutamab unrelated.
•On January 4, 2024, the company announced that it has strengthened the Company’s leadership and corporate governance with the appointment of two new Executive Board members. Arvind Sood, Executive Vice President (EVP), President of US Operations, Dr Sonia Quaratino, EVP, Chief Medical Officer are thus joining Hervé Brailly, interim Chief Executive Officer and Yannis Morel, EVP, Chief Operating Officer.
•On March, 6, the Company announced the first patient was dosing in its Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with Relapsed and/or Refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma (NHL). IPH6501 is Innate’s first-in-class CD20-targeting tetraspecific ANKET® (Antibody-based NK cell Engager Therapeutics) that co-engages CD20 as a target antigen on malignant B cells and three receptors on NK cells.

117 avenue de Luminy 13009 Marseille - France
www.innate-pharma.com