Form 20-F
period 2024-12-31
Innate Pharma SA
filed 2025-04-30
CIK 1598599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Jonathan Dickinson
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
Ordinary shares, nominal value €0.05 per share: 83,830,336 as of December 31, 2024

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

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒ Yes ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒Yes ☐ No
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes x No
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

Item 17. Financial Statements.	240
Item 18. Financial Statements.	240
Item 19. Exhibits.	240

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
The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are presented in euros, and unless otherwise specified, all monetary amounts are in euros. All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by such ADSs, as the case may be.

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
Aside from Innate's commercial experience with Lumoxiti that ended in December 2020, its operations to date have been limited to developing its product candidates and undertaking preclinical studies and clinical studies of its product candidates, including monalizumab and IPH5201, through its partnership with AstraZeneca; IPH6401/SAR'514 through its partnership with Sanofi; and lacutamab, IPH5301, IPH6501 and IPH4502, its most advanced product candidates, currently in the clinical stage. The success in development of its current and future product candidates by the Company or its collaborators will depend on many factors, including:
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
The Company may not ultimately be able to provide the FDA, European Medicines Agency (EMA) or other regulatory authorities with substantial clinical evidence to support a claim of efficacy and durability of response to enable the applicable regulators to approve its product candidates for any indication. This may occur because later clinical studies fail to reproduce favorable data obtained in earlier clinical trials, because the applicable regulator disagrees with how the Company interprets the data from these clinical trials or because the applicable regulator does not accept these therapeutic effects as valid endpoints in pivotal clinical trials that are sufficient to grant marketing approval. Additionally, because product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical studies and earlier clinical studies, its collaborators in earlier stages of clinical trials may eventually choose to discontinue later stage studies. For example, in 2022, AstraZeneca informed Innate Pharma of the discontinuation of the Interlink-1 Phase 3 clinical study assessing monalizumab in combination with cetuximab in patients with recurrent or metastatic squamous cell carcinoma of the head and neck, as this combination did not meet a pre-defined threshold for efficacy.
In addition to the safety and efficacy traits of any product candidate, clinical study failures may result from a multitude of factors, including flaws in study design, dose selection, placebo effect and patient enrollment criteria. A number of companies in the pharmaceutical industry have suffered significant setbacks in advanced clinical studies due to lack of efficacy or adverse safety profiles, notwithstanding promising results in earlier studies, and it is possible that the Company will as well. Based upon negative or inconclusive results, the Company or its collaborators may decide, or regulators may require, the Company to conduct additional clinical studies or preclinical studies. In addition, data obtained from studies are susceptible to varying interpretations, and regulators may not interpret the Company's data as favorably as the Company does, which may delay, limit or prevent regulatory approval.
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
The Company's business and future success depend on receiving regulatory approval for, and the commercial success of, its proprietary and partnered product candidates. The Company has agreements with AstraZeneca with respect to the advanced development, clinical study collaboration and potential future registration and marketing of several of its product candidates, including monalizumab and IPH5201, and with Sanofi for the research and development of IPH6401/SAR’514, IPH62 and of another program in solid tumors. Its near-term prospects depend heavily on AstraZeneca’s successful clinical development and commercialization of monalizumab, as well as the successful clinical development of its other product candidates. The clinical success of these product candidates will depend on a number of factors, including the ability and willingness of AstraZeneca, Sanofi and the Company's other collaborators to complete ongoing clinical studies respectively for monalizumab and IPH6401/SAR'514 or other partnered assets, the ability to complete the clinical trials for which the Company is responsible and the safety, tolerability and efficacy of its product candidates.
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
The Company intends to continue to develop its product candidates that are currently in clinical trials, including monalizumab, lacutamab, IPH5201, IPH5301, IPH6401/SAR’514, IPH6501 and IPH4502. Monalizumab is currently being investigated in multiple Phase 1, Phase 2 and Phase 3 clinical studies under a co-development agreement with AstraZeneca. Lacutamab is currently being investigated in an open-label, multi-cohort Phase 2 clinical study in CTCL and in a Phase 2 in PTCL. IPH5201 is currently being investigated in an open-label Phase 2 clinical study. IPH5301 is currently being investigated in a Phase 1 clinical study sponsored by the Institut Paoli-Calmettes. IPH6101/SAR'579 is currently investigated in a Phase 1/2 clinical study, sponsored by Sanofi. The continued Sanofi-led Phase 1/2 study of IPH6401/SAR’514 for the treatment of patients with relapsed or refractory multiple myeloma will be terminated early and will now be refocused to pursue development in autoimmune indications. IPH6501 is currently investigated in a first-in-human, Phase 1/2 study in B-Cell non-Hodgkin lymphoma indication. IPH4502 is currently investigated in a first-in-human, Phase 1 study in patients with advanced solid tumors known to express Nectin-4.
While the Company believes that it will eventually have the in-house capabilities to complete the development and/or support the development by a partner of monalizumab, lacutamab, IPH5201, IPH5301, IPH6401/SAR'514, IPH6501 and IPH4502, the Company has not yet completed the clinical studies for these or other product candidates, and there can be no assurance that these or other product candidates will gain regulatory approval or become commercially viable.
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
The Company is seeking to develop a broad and innovative pipeline of product candidates in addition to monalizumab, lacutamab, IPH5201, IPH5301, IPH6101/SAR'579, IPH6401/SAR’514, IPH6501 and IPH4502. The Company may not be successful in identifying additional product candidates for clinical development for a number of reasons. For example, its research methodology may be unsuccessful in identifying potential product candidates or the potential product candidates the Company identifies may have harmful side effects, lack of efficacy or other characteristics that make them unmarketable or unlikely to receive regulatory approval.
Moreover, some of its innovative pipeline of product candidates are based on its innovative ANKET® platform, which is not yet approved. The ANKET® platform consists of two different formats, tri-specific and tetra-specific antibodies. A multi-specific is also being developed in partnership with Sanofi (IPH62). The Company is developing IPH6501, a tetra-specific proprietary antibody. Even if the Company aims at maintaining a diversified pipeline, the use of an innovative technology represents additional risks in the product candidate development.
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
•imposition of a temporary or permanent clinical hold by regulatory agencies, including as a result of a new safety finding that presents unreasonable risk to clinical study participants, a negative finding from an inspection of its clinical trial operations or investigational sites, developments in trials conducted by competitors for related technology that raise regulators’ concerns about risk to patients of the technology broadly or if a regulatory body finds that the investigational protocol or plan is clearly deficient to meet its stated objectives. For example, in October 2023, the lacutamab IND was put on partial hold by the FDA following the death of one patient from hemophagocytic lymphohistiocytosis (HLH). The FDA then lifted this partial hold based on their review of the fatal case which Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and lacutamab unrelated;
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
The biotechnology and pharmaceutical market, and notably the immuno-oncology field, is characterized by rapidly advancing technologies, products protected by intellectual property rights and intense competition and is subject to significant and rapid change as researchers learn more about diseases and develop new technologies and treatments. The Company faces potential competition from many different sources, including major pharmaceutical companies, specialty pharmaceutical and biotechnology companies, academic institutions and governmental agencies and public and private research institutions. For example, other companies are developing ADCs targeting Nectin-4, such as Eli Lilly, Astellas Pharma and Corbus Pharmaceuticals. Any product candidates that the Company or its collaborators successfully develop will compete with existing therapies and new therapies that may become available in the future. If competing products are marketed before Innate's products, or at lower prices, or cover a wider therapeutic spectrum, or if they prove to be more effective or better tolerated, the Company's business, prospects, financial condition and results of operations could be affected.
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
•remain competitive in the face of other products developed by its competitors, which may prove to be safer, more effective, have fewer or less severe side effects, be more convenient, have a broader label, have more robust intellectual property protection or be less expensive;
•remain competitive in the face of products of competitors that are more efficient in their manufacturing or more effective in their marketing; and
•not become obsolete or unprofitable due to technological progress or other therapies developed by its competitors.
In addition, while any future product candidate that is approved may compete with many existing drugs or other therapies, to the extent it is solely used in combination with these therapies, the Company's product candidates will not be competitive with such therapies, but any sales of such products could be limited to sales of the combination therapy. In this case, the Company would be exposed to the same competitive risks as the product used in combination with its product, such as a product that is marketed before the combination therapy, has lower prices, covers a wider therapeutic spectrum or proves to be more effective or better tolerated. For additional information regarding competition to its business see “Item 4. Information on the Company—B. Business Overview—Competition.”

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
In the United States, the Company expects that the requisite regulatory submission to seek marketing authorization for its product candidates will be a Biologic License Application (BLA) and the competent regulatory authority is the FDA. In the European Union, the requisite approval is a Marketing Authorization (MA), which for products developed by the means of antibody-based therapeutics, gene or cell therapy products as well as tissue engineered products, is issued through a centralized procedure involving the EMA (see “Item 4. Information on the Company—B. Business Overview—Regulation”). Satisfaction of these and other regulatory requirements is costly, time consuming, uncertain and subject to unanticipated delays. Failure to comply with the applicable requirements at any time during the product development process, approval process or after approval, may subject an applicant to administrative or judicial sanctions. These sanctions could include, for example, the FDA’s refusal to approve pending applications, withdrawal of an approval, a clinical hold, untitled or warning letters, product recalls or withdrawals from the market, product seizures, total or partial suspension of production or distribution injunctions, fines, refusals of government contracts, restitution, disgorgement or civil or criminal penalties.
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
On March 23, 2010, President Obama signed into law the Affordable Care Act (ACA), which includes a number of healthcare reform provisions. The ACA, among other things, imposed a significant annual fee on companies that manufacture or import branded prescription drug products; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; and established a new Medicare Part D coverage gap discount program, in which manufacturers were required to agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Substantial new provisions affecting compliance also were added. The ACA also revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states.
Most judicial, congressional, and executive branch efforts to repeal, modify or delay the implementation of the law have been unsuccessful, and the law remains in effect.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. These changes include aggregate reductions to Medicare payments to providers of 2% per fiscal year, which will remain in effect through 2030, unless additional Congressional action is taken by Congress. Additional legislative proposals to reform healthcare and government insurance programs, along with the trend toward managed healthcare in the United States, could influence the purchase of medicines and reduce demand and prices for Innate's product candidates, if approved. This could harm Innate's or its partners’ ability to market any drugs and generate revenues. Cost containment measures that healthcare payors and providers are instituting and the effect of further healthcare reform could significantly reduce potential revenues from the sale of any of its product candidates approved in the future, and could cause an increase in its compliance, manufacturing, or other operating expenses.
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
For example, in August 2022, the Inflation Reduction Act of 2022 was signed into law. This legislation contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance. The IRA also imposes penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the U.S. Bureau of Labor Statistics consumer price index, and these rebates or discounts, which can be substantial, may affect the Company's ability to raise commercial prices. The Inflation Reduction Act of 2022 also caps Medicare beneficiaries’ annual out-of-pocket drug expenses. Substantial penalties can be assessed for noncompliance with the IRA drug pricing provisions. Provisions of the IRA are subject to legal challenges, and the full impact of the IRA on the pharmaceutical industry remains uncertain.
However, recent election results in the U.S. may spark uncertainty for the IRA. Although a full repeal of the IRA may be unlikely due to budgetary impact, the new U.S. administration could change some of the IRA provisions, including Medicare drug price negotiations.
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
The Company's future growth depends, in part, on its ability to penetrate multiple markets, in which the Company would be subject to additional regulatory burdens and other political, social and geographical risks and uncertainties.
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
•tariffs or other trade protection measures, trade barriers, import or export licensing requirements or other restrictive actions;
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

Political, social and geopolitical conditions in the markets in which our products are developed have been and could continue to be difficult to predict, resulting in adverse effects on our business. The ongoing armed conflict between Russia and Ukraine, and the escalation of violence and potential further conflicts in the Middle East, as well as the global geopolitical situation, may affect regional stability and economic growth throughout the world. As a result of the 2024 presidential and legislative elections in the United States, changes to applicable laws and regulations that have been announced, proposed, and/or adopted, or could be made or expanded in the future, may result in new or expanded trade restrictions by the United States and/or other countries, including, but not limited to, tariffs or import taxes being applied to imported goods, including potentially pharmaceuticals, and services which could affect Innate’s operations and exports into the United States. Other countries may implement trade restrictions and/or retaliatory measures as well.
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
If there are changes in the application of legislation or regulatory policies, or if problems are discovered with a product or its manufacture of a product, or if the Company or one of its distributors, licensees or co-marketers fails to comply with regulatory requirements, the regulators could take various actions. These include imposing fines on the Company, imposing restrictions on the product or its manufacture and requiring Innate to recall or remove the product from the market. The regulators could also suspend or withdraw their marketing authorizations, requiring Innate to conduct additional clinical studies, change its product labeling or submit additional applications for marketing authorization. If any of these events occurs, its ability to sell such product may be impaired, and the Company may incur substantial additional expense to comply with regulatory requirements, which could materially adversely affect its business, financial condition and results of operations.
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
Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition which is generally defined as a disease that affects a patient population of fewer than 200,000 people in the United States. In the European Union, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affects not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of another drug for the same indication for that time period or precludes the EMA, and other national drug regulators in the European Union, from accepting the marketing application for another medicinal product for the same indication. The applicable period is seven years in the United States and ten years in the European Union. In the European Union, the proposed wide-ranging revision of the general pharmaceutical legislation may pose downside risks to innovation and competitiveness in Europe, primarily due to the modification of regulatory exclusivities and a stricter incentives framework for orphan medicinal products. Such regulatory proposals could adversely affect the exclusivity period for our products.
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
The Company may seek fast track, breakthrough therapy or similar designation for its product candidates. If a product is intended for the treatment of a serious or life-threatening condition and the product demonstrates the potential to address unmet medical need for this condition, the sponsor may apply for FDA fast track designation. The Company has received fast track designation in the U.S. and PRIME designation in the EU for lacutamab for the treatment of adult patients with relapsed or refractory Sézary Syndrome (SS) who have received at least two prior systemic therapies. In February 2025, the Company also received a Breakthrough Therapy Designation from the FDA for lacutamab for the treatment of adult patients with relapsed or refractory Sézary Syndrome after at least two prior systemic therapies including mogamulizumab.

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
Additionally, the Company may in the future seek equivalent designations in other territories for some of its product candidates that reach the regulatory review process.
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
The Company is subject to healthcare laws and regulations that may require substantial compliance efforts and could expose Innate to criminal sanctions, civil penalties, contractual damages, reputational harm and diminished profits and future earnings, among other penalties.
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable federal and state laws and regulations that may constrain the business and/or financial arrangements, including those pertaining to fraud and abuse, anti-kickback, false claims, transparency, and patient data privacy.
Ensuring that Innate's business arrangements with third parties comply with applicable healthcare laws and regulations will continue to require Innate to incur additional costs. It is possible that governmental authorities will conclude that Innate's business practices do not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If Innate Pharma's operations were found to be in violation of any of these laws or any other governmental regulations that may apply to us, the Company may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, possible exclusion from government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if the Company becomes subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm, diminished profits and future earnings, and curtailment of its operations, any of which could substantially disrupt its operations. If the physicians or other providers or entities with whom the

Company expects to do business are found not to be in compliance with applicable laws, they may be subject to criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Should any of these risks materialize, this could have a material adverse effect on its business, prospects, reputation, financial condition and results of operations.
European data collection is governed by restrictive regulations governing the collection, use, processing and cross-border transfer of personal information.
The Company may collect, process, use or transfer personal information from individuals located in the European Union in connection with its business, including in connection with conducting clinical studies in the European Union. The collection and use of personal health data in the European Union are governed by the provisions of the General Data Protection Regulation ((EU) 2016/679) (GDPR). This legislation imposes requirements relating to having legal bases for processing personal information relating to identifiable individuals and transferring such information outside of the European Economic Area (EEA), including to the United States, providing details to those individuals regarding the processing of their personal information, keeping personal information secure, having data processing agreements with third parties who process personal information, responding to individuals’ requests to exercise their rights in respect of their personal information, reporting security breaches involving personal data to the competent national data protection authority and affected individuals, appointing data protection officers, conducting data protection impact assessments and record-keeping. The GDPR applies across the European Economic Area (EEA) and, by virtue of the GDPR as it forms part of United Kingdom law, in a broadly uniform manner through section 3 of the European Union (Withdrawal) Act 2018, or the UK GDPR, in the United Kingdom. However, the GDPR provides that EEA member states can make their own further laws and regulations to introduce specific requirements related to the processing of "special categories of personal data," including personal data related to health, biometric data used for unique identification purposes and genetic information; as well as personal data related to criminal offenses or convictions – in the United Kingdom, the United Kingdom Data Protection Act 2018 complements the UK GDPR in this regard. This fact may lead to greater divergence on the law that applies to the processing of such data types across the EEA and/or United Kingdom, compliance with which, as and where applicable, may increase the Company's costs and could increase its overall compliance risk. Such country-specific regulations could also limit its ability to collect, use and share data in the context of the Company's EEA and/or United Kingdom establishments (regardless of where any processing in question occurs), and/or could cause its compliance costs to increase, ultimately having an adverse impact on Innate's business and harming its business and financial condition. Failure to comply with the requirements of the GDPR and related national data protection laws of the member states of the European Union may result in substantial fines, other administrative penalties and civil claims being brought against us, which could have a material adverse effect on Innate's business, prospects, financial condition and results of operations. Moreover, in some European countries, including France, there are additional obligations applicable to the processing of personal data for the purpose of research in the field of healthcare and the hosting of personal health data must be carried out by specifically certified hosting service providers. Non-compliance with such additional rules as well as the absence or suspension of the appropriate certification of such hosting service provider may adversely affect Innate Pharma's business, or even lead to penalties related to breach of security of personal data.

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
Should its third-party manufacturers breach their obligations or should the Company fail to renew its contracts with them, the Company cannot guarantee that it will be able to find new suppliers within a timeframe and under conditions that would not be detrimental. The Company could also be faced with delays or interruptions in its supplies, which could result in a delay in the clinical trials and, ultimately, a delay in the commercialization of the product candidates that the Company is developing. For example, manufacturing issues, leading to out-of-specification product, can occur during a manufacturing campaign at the Contract Manufacturing Organization (CMO) in charge of the production of its product candidates.
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
The Company is reliant on several third-party CMOs for the manufacture and supply of components and substances for all of the product candidates the Company is developing. In addition, certain component materials are currently available from a single supplier, or a small number of suppliers. The Company cannot be sure that these suppliers will remain in business, or that they will not be purchased by one of its competitors or another company that is not interested in continuing to manufacture these materials for the Company. The Company cannot assure that, if required, the Company will be able to identify alternate sources with the desired scale and capability and establish relationships with such sources. A loss of any CMO or component supplier and delay in establishing a replacement could delay Innate's clinical development and regulatory approval process.
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
The Company also uses third parties to provide certain services, such as scientific, medical or strategic consultancy services. These service providers are generally selected for their specific expertise, as is the case with the academic partners with whom the Company collaborates. To build and maintain such a network under acceptable terms, the Company faces intense competition. Such external collaborators may terminate, at any time, their involvement. The Company can exert only limited control over their activities. The Company may not be able to obtain the intellectual property rights to the product candidates or technologies developed under collaboration, research and license agreements under acceptable terms or at all. Moreover, its scientific collaborators may assert intellectual property rights or other rights beyond the terms of their engagement.
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
The Company has relied upon and plans to continue to rely upon third parties to conduct clinical studies of its product candidates or product candidates that the Company has licensed to partners. For example, under its license and collaboration agreements with AstraZeneca, AstraZeneca is responsible for a number of clinical studies relating to monalizumab, which are subject to such agreements. In addition, the Company and its collaborators are responsible for and are supporting several clinical studies that are sponsored by academic or research institutions, known as investigator-sponsored trials, as is the case for the clinical study assessing IPH5301, which is sponsored by Institut Paoli-Calmettes and for the clinical study assessing lacutamab in PTCL, sponsored by the Lymphoma Study Association (LYSA). By definition, the financing, design and conduct of an investigator-sponsored trial are the sole responsibility of the sponsor, and the Company or its collaborators, as applicable, have limited control over these aspects of these clinical trials, or the timing and reporting of the data from these trials. The Company and its collaborators also depend on independent clinical investigators and CROs to conduct clinical studies. CROs may also assist in the collection and analysis of data. There are a limited number of CROs that have the expertise to run clinical studies of its product candidates. Identifying, qualifying and managing performance of third-party service providers can be difficult and time consuming and can cause delays in its development programs. These investigators and CROs are not Innate's employees, and the Company is not able to control, other than by contract, the amount of resources, including the amount of time, that they devote to Innate's product candidates and clinical studies. If the investigators sponsoring studies of its product candidates, independent investigators participating in clinical studies that Innate or its collaborators are sponsoring or CROs fail to devote sufficient resources to its clinical studies and development of its product candidates or product candidates the Company has licensed to others, or if their performance is substandard, it may delay or compromise the prospects for approval and commercialization of any product candidates that the Company or its collaborators develop. In addition, the use of third-party service providers requires Innate to disclose its proprietary information to these parties, which could increase the risk that this information will be misappropriated, and the Company may not be able to obtain adequate remedies for such disclosure or misappropriation. Further, the FDA, EMA and other regulatory authorities require that the Company complies with standards, commonly referred to as Good Clinical Practice (GCP), and other local legal requirements, including data privacy regulations, for conducting, recording and reporting clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of clinical trial subjects are protected. If clinical investigators or CROs fail to meet their obligations to Innate or comply with GCP procedures or other applicable legal requirements, the data generated in these trials may be deemed unreliable, and the FDA, EMA or comparable foreign regulatory authorities may require Innate to perform additional studies before approving Innate's marketing applications. The Company cannot assure that upon inspection by a given regulatory authority, such regulatory authority will determine that all of its clinical trials comply with GCP regulations.
In addition, Innate's clinical studies must be conducted with product produced under current Good Manufacturing Practice (cGMP) regulations. The Company's failure to comply with these regulations may require the Company to repeat clinical trials, which would delay the regulatory approval process. If clinical investigators or CROs do not successfully carry out their contractual duties or obligations or meet expected deadlines, if they need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to Innate's protocol or regulatory requirements, or for other reasons, its clinical trials or those of its collaborators may be extended, delayed or terminated, and the Company or its collaborators may not be able to obtain regulatory approval for or successfully commercialize its product candidates. Therefore, its results of operations and the commercial prospects for its product candidates would be harmed, its costs could increase and its ability to generate revenue could be delayed.
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
•requiring Innate to suspend manufacturing activities or product sales, imports or exports;
•requiring Innate to communicate with physicians and other customers about concerns related to actual or potential safety, efficacy and other issues involving its products;

•mandating product recalls or seizing products;
•imposing operating restrictions; and
•seeking criminal prosecutions.
Any of the foregoing actions could be detrimental to Innate's reputation, business, financial condition or operating results. Furthermore, its key suppliers may not continue to be in compliance with all applicable regulatory requirements, which could result in its failure to produce its products on a timely basis and in the required quantities, if at all. In addition, before any additional products would be considered for marketing authorization in Europe, the United States or elsewhere, its suppliers will have to pass an inspection by the applicable regulatory agencies. The Company is dependent on its suppliers’ cooperation and ability to pass such inspections, and the inspections and any necessary remediation may be costly. Failure to pass such inspections by Innate or any of its suppliers would affect its ability to commercialize its product candidates in Europe, the United States or elsewhere. Should any of these risks materialize, this could have a material adverse effect on the Company's business, prospects, financial condition and results of operations.
The Company depends upon its existing collaboration partners, AstraZeneca, Sanofi and other third parties, and may depend upon future collaboration partners to commit to the research, development, manufacturing and marketing of its drugs.
The Company has significant collaborations with AstraZeneca for the development of monalizumab and IPH5201. The Company also collaborates with Sanofi for the development of IPH6401/SAR’514 and IPH62, and the Company may enter into additional collaborations for other of its product candidates or technologies in development. The Company cannot control the timing or quantity of resources that its existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of its products, or whether collaborators may terminate licenses, agreements or other arrangements, such as Takeda's termination of its license or Sanofi’s termination with respect to IPH6101/SAR'579. Innate's collaborators may not perform their obligations according to its expectations or standards of quality. Innate's collaborators could terminate its existing agreements for a number of reasons, including that they may have other, higher priority products in development or because its partnered programs may no longer be a priority for them. If any of the Company's collaboration agreements were to be terminated and potentially due to any such terminations, the Company could encounter significant delays in developing its product candidates, lose the opportunity to earn any revenues Innate expected to generate under such agreements, incur unforeseen costs and suffer damage to the reputation of its product, product candidates and as a company generally.
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
•in the case of a license granted by Innate, the Company loses control of the development of the product candidate licensed; in such cases the Company would have only limited control over the means and resources allocated by its partner for the commercialization of its product; and

•collaborators may not properly obtain, maintain, enforce or defend Innate's intellectual property or proprietary rights or may use its proprietary information in such a way as to invite litigation that could jeopardize or invalidate its proprietary information or expose the Company to potential litigation.
Should any of these risks materialize, or should the Company fails to find suitable collaborators, this could have a material adverse effect on its business, prospects, financial condition and results of operations.
The late-stage development and marketing of its product candidates may partially depend on its ability to establish collaborations with major biopharmaceutical companies.
In order to develop and market some of its product candidates, the Company relies on collaboration, research and license agreements with pharmaceutical companies to assist Innate in the development of product candidates and the financing of their development. For its most advanced clinical product candidate, monalizumab, the Company entered into an agreement with AstraZeneca, in part because of their late-stage development and marketing capabilities. As the Company identifies new product candidates, Innate will determine the appropriate strategy for development and marketing, which may result in the need to establish collaborations with major biopharmaceutical companies. Innate may also enter into agreements with institutions and universities to participate in its other research programs and to share intellectual property rights.
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
Innate does not and will not have access to all information regarding its product candidates that are subject to its license and collaboration agreements with AstraZeneca, Sanofi and other third parties, including potentially material information about clinical trial design, execution and timing, safety and efficacy, clinical trial results, regulatory affairs, manufacturing, marketing and other areas known by its collaborators. In addition, the Company has confidentiality obligations under its collaboration and license agreements. Therefore, its ability to keep its shareholders informed about the status of product candidates subject to such agreements will be limited by the degree to which its collaborators keep Innate informed and allow Innate to disclose information to the public or provide such information to the public themselves. If its collaborators do not inform Innate about its product candidates subject to agreements with them, the Company may make operational and investment decisions that the Company would not have made had the Company been fully informed, which may have an adverse impact on its business, prospects, financial condition and results of operations.

Risks Related to Innate Pharma's Financial Position and Capital Needs
The Company has incurred and may in the future incur significant operational losses related to its research and development activities.
The Company has incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. Innate's net income (loss) was €(49.5) million and €(7.6) million for the years ended December 31, 2024 and 2023, respectively. Substantially all of its net losses resulted from costs incurred in connection with its development programs and from selling, general and administrative expenses associated with its ongoing operations. The Company expects to incur significant expenses and operating losses for the foreseeable future.
The net loss for the year ended December 31, 2024 leads to negative equity of €(26.4) million for a share capital of €4.2 million, meaning that the Company's equity is less than half of its share capital. In accordance with the provisions of Article L. 225-248 of the French Commercial Code, a resolution will be submitted to the annual general meeting of the shareholders of the Company (the “General Meeting”) on May 22, 2025, to decide whether the Company should be dissolved early pursuant to French corporate law and subject to additional delay periods.
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
Innate is currently advancing its product candidates through preclinical and clinical development, and anticipates relying on partners as the Company advances them. Innate currently retains the full development and marketing rights to lacutamab, IPH5301, IPH6501 and IPH4502, and may retain rights to additional proprietary product candidates in the future. The development of immunotherapy product candidates is expensive, and Innate expects its research and development expenses to increase as the Company advances its product candidates through clinical studies and regulatory approvals. If clinical studies are successful and if Innate obtains regulatory approval for product candidates that the Company develops, Innate expects to incur commercialization expenses before these product candidates are marketed and sold.
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
•creates additional infrastructure to support its operations as a public company in the United States; and
•experiences any delays or encounters issues with any of the above.
As of December 31, 2024, the Company had cash, cash equivalents, short-term investments and non-current financial assets of €91.1 million. The Company believes its cash, cash equivalents, short-term investments and non-current financial assets, together with its cash flow from operations, will be sufficient to fund its operations until mid 2026. However, in order to complete the development process, obtain regulatory approval and, if approved, commercialize its product candidates that the Company is developing in-house, including lacutamab, IPH5301, IPH6501 and IPH4502; develop its proprietary technology; and develop a pipeline of additional product candidates, the Company will require additional funding. Innate's existing resources may not be sufficient to cover any additional financing needs, in which case new funding would be required. See “—the Company has incurred and may in the future incur significant operational losses related to its research and development activities.” The conditions and arrangements for such new financing would depend, among other factors, on economic and market conditions that are beyond its control, including the current volatility in the capital markets.
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
In July 2017, the Company entered into a loan and security agreement with Société Générale (the “Loan Agreement”) in order to finance the construction of its future headquarters. The Loan Agreement is secured by collateral in the form of financial instruments valued at €15.2 million held at Société Générale. As of December 31, 2024, Innate had drawn down €15.2 million under the Loan Agreement. The Loan Agreement subjects Innate to a covenant to maintain a minimum balance of its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end at least equal to the amount of outstanding principal under the Loan Agreement. Compliance with this covenant may limit its flexibility in operating its business and its ability to take actions that might be advantageous to Innate and its shareholders. For example, if the Company fails to meet its minimum cash covenant and Innate is unable to raise additional funds or obtain a waiver or other amendment to the Loan Agreement, Innate may be required to delay, limit, reduce or terminate certain of its clinical development efforts.
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
On August 2022, the Company requested the extension repayment of the non-dilutive financing of €28.7 million obtained in December 2021 in the form of two State Guaranteed Loans (“PGE”), respectively, for 20.0 and 8.7 million euros for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company was only liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years.
If Innate does not achieve its product development or commercialization objectives in the timeframes Innate expects, the Company may not receive product revenue or milestone or royalty payments, and Innate Pharma may not be able to conduct its operations as planned.
Innate has received and expects to continue to receive payments from its collaborators when the Company satisfies certain pre-specified milestones in its licensing or collaboration agreements. Innate currently depends to a large degree on these milestone payments from its existing collaborators in order to fund its operations, and Innate may enter into new collaboration agreements that also provide for milestone payments. For example, the Company has granted options to license or acquire intellectual property rights in certain of its programs to its collaborators which, if exercised, will result in up-front option exercise fees and, assuming Innate meets all specified development, clinical, regulatory and sales milestones, could result in substantial milestone payments. These milestone payments are generally dependent on the accomplishment of various scientific, clinical, regulatory, sales and other product development objectives, and the successful or timely achievement of many of these milestones is outside of its control, in part because some of these activities are being or will be conducted by its collaborators. If Innate or its collaborators fail to achieve the applicable milestones, Innate Pharma may not receive such milestone payments. A failure to receive any such milestone payment may cause Innate to:
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
In addition, although Innate may be eligible to receive an aggregate of approximately $2.8 billion in future contingent payments from existing collaboration agreements and any license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, there is no guarantee that the Company will receive any contingent payments or that its collaborators will exercise any options to license or acquire additional intellectual property rights in any of its programs. If its collaborators decide not to exercise such options with respect to a program, the Company will not receive the up-front option exercise fee and will not be eligible to receive any of the related commercial, development, royalty or other milestone payments. Even if its collaborators exercise such options with respect to a particular program, Innate may never achieve the related milestones for any number of reasons. The failure to receive milestone or royalty payments and the occurrence of any of the events above may have a material adverse impact on Innate's business, prospects, financial condition and results of operations.
The revenues generated from its collaboration and license agreements have contributed and are expected to contribute a large portion of its revenue for the foreseeable future.
The Company has entered into collaboration and license agreements with pharmaceutical companies, including AstraZeneca and Sanofi. The upfront payments and milestones received from its partners were €19.0 million, €31.6 million and €56.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.
Innate also enhances its research efforts by establishing collaborations with academic or non-profit research institutions and other biopharmaceutical companies. The participation in these collaborations may generate revenue and funding in the form of operating grants or the reimbursement of research and development expenses.
Innate may not be able to renew or maintain its license agreements or collaborative research contracts or may be unable to sign new agreements with new collaborators on reasonable terms or at all. The early termination of a contract, the non-renewal of a contract or Innate's inability to find new collaborators would adversely affect its business. Should any of these risks materialize, this could have an adverse effect on Innate's business, prospects, financial condition and results of operations.
The Company benefits from tax credits in France that could be reduced or eliminated.
As a French biopharmaceutical company, Innate benefits from certain tax advantages, including the French research tax credit (Crédit Impôt Recherche) (the "Research Tax Credit"), which is a French tax credit aiming at stimulating research and development. The Research Tax Credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France and represented €7.5 million, €9.7 million and €7.9 million for the years ended December 31, 2024, 2023 and 2022, respectively. The Research Tax Credit is a source of financing to Innate that could be reduced or eliminated by the French tax authorities or by changes in French tax law or regulations. See “Item 10E.—Taxation – Material French Tax Considerations” and “Note 1.2.— Government financing for research expenditures” of this Annual Report.
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
Innate has accumulated tax loss carry forwards of €536.8 million as of December 31, 2024. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on Innate's business, prospects, financial condition, cash flows or results of operations.
Innate's business may be exposed to foreign exchange risks.
The Company incurs some of its expenses, and derives certain of its revenues, in currencies other than the euro. In particular, as Innate expands its operations and conducts clinical studies in the United States, Innate will incur expenses in U.S. dollars. As a result, Innate is exposed to foreign currency exchange risk as its results of operations and cash flows are subject to fluctuations in foreign currency exchange rates.
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
In 2022 and 2023, the Company was subject to tax inspections by the French tax authorities, in particular one tax inspection from the French tax authorities relating to fiscal years 2018 to 2021 that resulted in an adjustment of €1.4 million.

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
As a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that the Company assess the effectiveness of its internal control over financial reporting as of the end of each fiscal year. As the Company lost its "emerging growth company" (EGC) status as of December 31, 2024, Innate's independent registered public auditor is now required to attest to and report on the effectiveness of its internal controls over financial reporting.
In this context, in order to comply with Section 404(b) of the Sarbanes-Oxley Act within the prescribed timeframe, and over the last five years, the Company has reinforced its internal control processes and has implemented a standard and more robust Information System including an Enterprise Resource Planning (ERP) tool supporting the production and the management of its financial information. Some material weaknesses were identified as of December 31, 2020 and 2022.
Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in Innate's annual or interim financial statements will not be prevented or detected and corrected on a timely basis. These deficiencies concerned, respectively, process and controls relating to the processing of manual entries and significant and unusual transactions, and controls aimed at preventing or detecting material errors in the classification and presentation of the consolidated financial statements, as well as in the corresponding disclosures and the recording of all subcontracting expenses over the correct period. The Company took steps to address these material weaknesses and implemented remediation plans. For a discussion about these remediation measures, see "Item 15. Controls and Procedures" of this Annual Report.
The Company's management carried out an evaluation of the effectiveness of its internal control at the end of the year ended December 31, 2024. Management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes. See "Item 15. Controls and Procedures" of this Annual Report.

The Company cannot give any assurance that it will be able to maintain the appropriate level of control to prevent future material weaknesses. See “Risk Factors—The Company incurs significant costs as a result of being a public company.”
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
Potential rapid changes such as a strong growth in the Company's headcount or significant organizational changes aiming at supporting strategic evolutions, may lead to a deterioration in working conditions and the leave of employees, which could lead to a loss of knowledge and expertise, a decrease in the performance of Innate's operations and therefore a reduced level of achievement of its objectives.
For example, in December 2020, the decision of returning Lumoxiti commercial rights to AstraZeneca was followed by an immediate reduction of Innate's commercial operations and headcounts in the United States. Although the Company gained some experience in the late stage development and marketing and commercialization of pharmaceutical products, such experience was short and may not have resulted in a sufficient acquisition of skills to anticipate and tackle the marketing and commercialization of Innate's other drug candidates.
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
As of December 31, 2024, the Company had 181 employees. As Innate's development plans and strategies develop, Innate may need additional managerial, operational, marketing, financial and other personnel.
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
Innate will need to recruit qualified scientific and medical personnel to carry out its clinical studies and expand into new areas that require specialized skills, such as regulatory matters, marketing and manufacturing. Innate competes with other companies, research organizations and academic institutions in recruiting and retaining highly qualified scientific, technical and management personnel. Competition for such personnel is very intense in the biopharmaceutical field, and there can be no assurance that the Company will be successful in attracting or retaining such personnel, and the failure to do so could harm its operations and its growth prospects. Should any of these risks materialize, this could have a material adverse effect on Innate's business, prospects, financial condition and results of operations.
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
However, these measures do not guarantee that a forest fire would not damage the Company's premises in Luminy, which would result in financial losses, development delays of various durations or even the suspension of the Company's activities.
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
Given that the Company develops therapeutic products intended to be tested on humans and used to treat humans, the risk that Innate may be sued on product liability claims is inherent in its business. Side effects of, or manufacturing defects in, products that the Company develops could result in the deterioration of a patient’s condition, injury or even death. For example, its liability could be sought by patients participating in the clinical trials in the context of the development of the therapeutic products tested and unexpected side effects resulting from the administration of these products. Once a product is approved for sale and commercialized, the likelihood of product liability lawsuits increases. Criminal or civil proceedings might be filed against Innate by patients, regulatory authorities, biopharmaceutical companies and any other third party using or marketing Innate's products. These actions could include claims resulting from acts by Innate's partners, licensees and subcontractors, over which the Company has little or no control. These lawsuits may divert Innate's management from pursuing its business strategy and may be costly to defend. In addition, if the Company is held liable in any of these lawsuits, it may incur substantial liabilities, may be forced to limit or forgo further commercialization of the affected products and may suffer damage to its reputation.
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
The Company is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failure to comply with legal requirements or the requirements of national authorities, the EMA, FDA and other government regulators; failure to provide accurate information to applicable government authorities; failure to comply with fraud and abuse and other healthcare laws and regulations in the United States, Europe and elsewhere; and failure to report financial information or data accurately or disclose unauthorized activities to us. In particular, sales, marketing and business arrangements in the healthcare industry are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve the improper use of, including trading on, information obtained in the course of clinical studies, which could result in regulatory sanctions and serious harm to Innate's reputation. Innate has a Code of Ethics that applies to all employees and consultants, and other policies and charters, but it is not always possible to identify and deter employee misconduct, and the precautions it takes to detect and prevent this activity may be ineffective in controlling unknown or unmanaged risks or losses or in protecting Innate from governmental investigations or other actions or lawsuits stemming from a failure to comply with these laws or regulations.
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
Although Innate's current strategy involves continuing to grow its business internally, the Company may grow externally through selective acquisitions of complementary products and technologies, or of companies with such assets. If such acquisitions were to become necessary or attractive in the future, the Company may not be able to identify appropriate targets or make acquisitions under satisfactory conditions, in particular, satisfactory price conditions. In addition, Innate may be unable to obtain the financing for these acquisitions under favorable conditions and could be led to finance these acquisitions using cash that could be allocated to other purposes in the context of existing operations. Innate may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from an acquisition that delays or prevents Innate from realizing their expected benefits or enhancing its business. The Company cannot assure you that, following any such acquisition, the Company will achieve the expected synergies to justify the transaction, which could have a material adverse effect on Innate's business, financial conditions, earnings and prospects.
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
The current state of the world financial market and current economic conditions could have a material adverse impact on the Company's business, financial conditions, results of operations and cash flows.
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
In addition, increases in inflation raise the Company's costs for labor, materials and services and other costs required to grow and operate its business, and failure to secure these on reasonable terms may adversely impact its financial condition. Increases in inflation, along with the uncertainties surrounding potential future pandemics, ongoing geopolitical developments, banking crises and global supply chain disruptions, could potentially disrupt Innate's business and supply chain, and make it more difficult for Innate to obtain additional funds given the lack of liquidity in capital markets that these events could cause. Such risks and disruptions may also negatively impact Innate's supply chain, manufacturing arrangements, preclinical studies and clinical trials, which could have a materially adverse impact on its results of operations, financial condition and prospects. The extent and duration of the current economic conditions and resulting market disruptions are impossible to predict but could be substantial. Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F. See “Risk Factors—The Company's future growth depends, in part, on its ability to penetrate multiple markets, in which the Company would be subject to additional regulatory burdens and other political, social and geopolitical risks and uncertainties.”

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
The coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Even if patent applications the Company licenses or owns currently or in the future issue as patents, they may not issue in a form that will provide Innate with any meaningful protection, prevent competitors or other third parties from circumventing its patents by developing similar or alternative technologies or products in a non-infringing manner, or otherwise provide Innate with any competitive advantage. Challenges from competitors or other third parties could reduce the scope of Innate's patents or render them invalid or unenforceable, which could limit its ability to stop others from using or commercializing similar or identical technology and product candidates, or limit the duration of the patent protection for Innate's product candidates. The legal proceedings that the Company may then have to enter into in order to enforce and defend its intellectual property could be very costly and could distract its management and other personnel from their normal responsibilities, notably in the case of lawsuits in the United States. The probability of disputes arising over Innate's intellectual property will increase progressively as patents are granted and as the value and appeal of the inventions protected by these patents are confirmed. The occurrence of any of these events concerning any of Innate's patents or intellectual property rights could have a material adverse effect on its business, prospects, financial condition and results of operations. These risks are even higher for the Company, because of its limited financial and human resources.
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
Even if resolved in Innate's favor, litigation or other intellectual property proceedings may cause Innate to incur significant expenses and could distract its management and other personnel from their normal responsibilities. For example, Orega Biotech claims joint ownership of certain patents relating to IPH5201, which the Company disputed. As a result of a decision rendered by the arbitral tribunal in December 2021, the Company will be required to pay a low-teen percentage to Orega Biotech on a going forward basis of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201, and the Company may be obligated to pay Orega Biotech additional amounts upon the achievement of development and regulatory milestones under such agreement. See Note 6 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Innate's ordinary shares or ADSs. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Innate's competitors may be able to sustain the costs of such litigation or proceedings more effectively than Innate can because of their greater financial resources and more mature and developed intellectual property portfolios. Should one or more of the foregoing risks materialize, this could have a material adverse effect on Innate's reputation, business, prospects, financial condition and results of operations.
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
In addition, the Company may allege that third parties infringe Innate's or its licensors’ patents, and the defendant could counterclaim that such patents are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, Innate cannot be certain that there is no invalidating prior art of which the Company or its licensing partners and the patent examiner were unaware during prosecution.

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
Changes in either the patent laws or interpretation of the patent laws could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For example, from time to time, the U.S. Congress, the USPTO or similar foreign authorities may change the standards of patentability, and any such changes could have a negative impact on Innate's business. Therefore, we cannot be certain that we will obtain adequate patent protection for new products in important markets or that such protections, once granted, will last as long as originally anticipated. In addition, in an infringement suit against a third party, we may not prevail, and the decision rendered may not conclude that our patent or other proprietary rights are valid, enforceable, or infringed. Even in cases where we ultimately prevail in an infringement claim, legal remedies available for harm caused to us by infringing products may be inadequate to make us whole. If we lose patent protection because of an adverse court decision or a settlement, we face the risk that government and private third-party payers and purchasers of pharmaceutical products may claim damages alleging they have over-reimbursed or overpaid for a drug.
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
Depending upon the timing, duration and conditions of FDA marketing authorization of Innate's product candidates, one or more of its U.S. patents may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments, and similar legislation in the European Union. The Hatch-Waxman Amendments permit a patent term extension of up to five years for a patent covering an approved product as compensation for effective patent term lost during product development and the FDA regulatory review process. However, the Company may not receive an extension if the Company fails to apply within applicable deadlines, fails to apply prior to expiration of relevant patents, fails to exercise due diligence during the testing Phase or regulatory review process or otherwise fails to satisfy applicable requirements, and the Company may not prevail in any actions that it may bring under the Hatch-Waxman amendments against generic manufacturers or others. Moreover, the length of the extension could be less than what the Company requests. If the Company is unable to obtain patent term extension or the term of any such extension is less than its requests, the period during which the Company can enforce its patent rights for that product will be shortened, and its competitors may obtain approval to market competing products sooner. As a result, Innate's revenue from an applicable product could be reduced, which could have a material adverse effect on its business, prospects, financial condition and results of operations.
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
As part of its business, the Company collaborates with non-profit and academic institutions to accelerate its preclinical research or development under agreements with these institutions. Typically, these institutions provide Innate with an option to negotiate a license to any of the institution’s or its employees’ rights in technology resulting from the collaboration. Regardless of such option, Innate may be unable to negotiate a license within the specified timeframe or under terms that are acceptable to us. If the Company is unable to do so, the institution may offer the intellectual property rights to other parties, potentially blocking its ability to pursue its applicable development or commercialization program. If Innate Pharma is unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights Innate has, Innate may have to abandon the development and commercialization of the relevant program, and its business, financial conditions, results of operations and prospects could be adversely affected.
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
Innate's trademarks are a key component of its identity and its products. Although the key components of its trademarks have been registered, notably in France and the United States, other companies in the pharmaceutical sector might use or attempt to use similar trademarks or components of the Company's trademarks and thereby create confusion in the minds of third parties. Innate's registered trademarks may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. In addition, there could be potential trademark infringement claims brought by owners of other trademarks that incorporate variations of Innate's registered or unregistered trademarks.
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
According to French law, if the Company issues additional securities for cash, current shareholders will have preferential subscription rights for these securities on a pro rata basis unless they waive those rights at an extraordinary meeting of its shareholders (by a two-thirds majority vote) or individually by each shareholder. However, Innate's ADS holders in the United States will not be entitled to exercise or sell such rights unless the Company registers the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, the deposit agreement provides that the depositary will not make rights available to you unless the distribution to ADS holders of both the rights and any related securities are either registered under the Securities Act or exempt from registration under the Securities Act. Further, if the Company offers holders of its ordinary shares the option to receive dividends in either cash or shares, under the deposit agreement the depositary may require satisfactory assurances from Innate that extending the offer to holders of ADSs does not require registration of any securities under the Securities Act before making the option available to holders of ADSs. The Company is under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, the Company may not be able to establish an exemption from registration under the Securities Act. Accordingly, ADS holders may be unable to participate in the Company's rights offerings or to elect to receive dividends in shares and may experience dilution in their holdings. In addition, if the depositary is unable to sell rights that are not exercised or not distributed or if the sale is not lawful or reasonably practicable, it will allow the rights to lapse, in which case you will receive no value for these rights.
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
As a foreign private issuer listed on Nasdaq, the Company is subject to Nasdaq's corporate governance listing standards. However, Nasdaq rules permit foreign private issuers to follow the corporate governance practices of their home country. Therefore, as a general matter, the Company refers to the French Middlenext corporate governance code for corporate governance matters, and thus its corporate governance practices may differ significantly from Nasdaq corporate governance listing standards. For example, while the Nasdaq corporate governance rules would require a majority of the Supervisory Board to be independent, the Middlenext corporate governance code requires that at least one third of the members of Supervisory Board be independent and encourages 50% independent directors. Currently, all of the members of Innate’s Supervisory Board are independent (as defined by the Middlenext code) and meet both the Middlenext and Nasdaq requirements for independence. However, in the future, the composition of the Board may change such that the Company only meets the Middlenext requirement, but not the Nasdaq requirements for independence. Currently, the Company intends to follow home country practice to the maximum extent possible. Therefore, Innate Pharma's shareholders may be afforded less protection than they otherwise would have under corporate governance listing standards applicable to U.S. domestic issuers. For an overview of Innate's corporate governance practices, see “Item 16G.—Corporate Governance.”
The Company incurs significant costs as a result of being a public company.
As a public company, Innate has incurred and will continue to incur significant legal, accounting and other expenses, including costs associated with public company reporting requirements. The Company has also incurred and will continue to incur costs associated with corporate governance requirements, including requirements of the Sarbanes-Oxley Act, as well as rules implemented by the SEC and Nasdaq Capital Market, which include requirements with respect to corporate governance practices of public companies. The Company ceased to be an “emerging growth company” on December 31, 2024, and is therefore no longer eligible for reduced disclosure requirements and exemptions applicable to emerging growth companies. As the Company is no longer an emerging growth company, it will be required to devote significant additional attention from management toward ensuring compliance with the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 and will likely incur significant additional costs, which could include higher legal fees, accounting fees and fees associated with investor relations activities, among others. The stringent standards set by the Sarbanes-Oxley Act require that the Company's audit committee be advised and regularly updated on management’s review of internal control over financial reporting. To comply with this obligation, the Company must maintain an extensive framework of internal control over financial reporting, that needs to be regularly updated and tested. The Company's independent registered public accounting firm is required to attest to the effectiveness of its internal controls over financial reporting. The management of the Company may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that are now applicable to the Company as a public company listed in the United States. If the Company does not succeed in maintaining the appropriate level of internal control, it could result in material misstatements in its financial statements, result in the loss of investor confidence in the reliability of its financial statements and subject it to regulatory scrutiny and sanctions, which in turn could harm the market value of its ordinary shares and ADSs.
The Company may lose its foreign private issuer status in the future, which could result in significant additional cost and expense.
While Innate currently qualifies as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the Company's next determination will be made on June 30, 2025. In the future, the Company would lose its foreign private issuer status if the Company fails to meet the requirements necessary to maintain its foreign private issuer status as of the relevant determination date. For example, if more than 50% of its securities are held by U.S. residents and more than 50% of the members of its Executive Board or Supervisory Board are residents or citizens of the United States, Innate could lose its foreign private issuer status.
The regulatory and compliance costs to Innate under U.S. securities laws as a U.S. domestic issuer may be significantly more than costs Innate incurs as a foreign private issuer. If the Company is not a foreign private issuer, Innate will be required to file periodic reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive in certain respects than the forms available to a foreign private issuer. The Company would be required under current SEC rules to prepare its financial statements in accordance with U.S. generally accepted accounting principles, or U.S. GAAP, rather than IFRS, and to modify certain of its policies to comply with corporate governance practices required of U.S. domestic issuers. Such conversion of Innate's financial statements to U.S. GAAP would involve significant time and cost. In addition, the Company may lose its ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers such as the ones described above and exemptions from procedural requirements related to the solicitation of proxies.
If the Company is a passive foreign investment company, there could be adverse U.S. federal income tax consequences to U.S. holders.
Based on Innate's analysis of its income, assets, activities and market capitalization for its taxable year ended December 31, 2024, and although the matter is not free from doubt, the Company believes that it was not a passive foreign investment company (PFIC) for the taxable year ended December 31, 2024. However, there can be no assurance that Innate will not be a PFIC in the current year or for any future taxable year. Under the Code, a non-U.S. company will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties and passive assets generally includes cash and cash equivalents. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. The status of the Company as a PFIC depends on the composition of its income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of its assets. The value of the Company’s assets may be determined in large part by reference to the market value of the ordinary shares or ADSs, which may fluctuate substantially. The Company’s status as a PFIC may also depend in part on the amount of the amount of cash on the Company’s balance sheet, the cash proceeds from any fund-raising activities, and how quickly the Company utilizes such cash in its business.
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
Innate's capital expenditures in the years ended December 31, 2022, 2023 and 2024 primarily related to acquisitions and additional considerations linked to purchased licenses, and acquisitions of laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.

B.    Business Overview
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through therapeutic antibodies and its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform. Innate’s portfolio includes our lead proprietary program lacutamab, developed for advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas indications; monalizumab developed with AstraZeneca for non-small cell lung cancer (NSCLC) indications, as well as ANKET® multi-specific NK cell engagers to address multiple tumor types. The Company has developed, internally and through its business development strategy, a broad and diversified portfolio including eight clinical product candidates and a robust preclinical pipeline. Innate has entered into collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi. Innate Pharma believes its product candidates and clinical development approach are differentiated from current immuno-oncology therapies and have the potential to significantly improve the clinical outcome for patients with cancer.
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
The innate immune system is comprised of a variety of cells, including Natural Killer (NK) cells, which are involved in anti-cancer immunosurveillance through a variety of modalities. Activation of the innate immune system also helps trigger the adaptive immune system to elicit a response directed against specific antigens and can provide durable immune memory. Innate's scientific expertise, strategic collaborations and discovery engine to seek to harness the potential of the innate immune system.

The Company is developing a pipeline of innovative immunotherapies that it believes have the potential to provide significant clinical benefits to cancer patients. The following table summarizes Innate's current pipeline.
In addition to these assets, the Company has an active development pipeline with programs in the discovery and preclinical stages.
Innate Pharma's collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, allow Innate to leverage the expertise and resources of large pharmaceutical companies and research institutions with the goal of accelerating the development, registration and launch of several of Innate Pharma's assets while providing the Company with financing to expand the development of its proprietary product candidates. Since 2015, the Company has received an aggregate of $696.1 million (€619.7 million) in upfront and milestone payments and equity investments from its collaborations. This amount includes a total of €62.6 million received from AstraZeneca following its investment in the Company's capital in October 2018. Under Innate's existing collaboration and license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, the Company may be eligible to receive an aggregate of approximately up to $2.8 billion in future contingent payments. With respect to the programs for which Innate Pharma has an existing collaboration or similar agreement, future contingent payments are dependent upon Innate's achievement of specified development, regulatory and commercial related milestones. With respect to the programs for which Innate Pharma's collaborators have been granted an option, future contingent payments are dependent upon Innate's collaborators exercising such options, which would result in up-front option exercise fees, and upon its achievement of specific development and sales milestones in those particular programs. The aggregate $2.8billion in future contingent payments assumes that its collaborators exercise all of the options the Company has granted to them and that Innate achieves all related development, clinical, regulatory and sales milestones.
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
In January 2025, Innate announced its updated strategy for company growth, anchored on early clinical development of proprietary assets with single-agent potential.
The key elements of its strategy include:
•Drive innovation with first-in-class ANKET® Platform: A new era in NK cell therapeutics is at the heart of Innate Pharma’s strategy, based around its validated, proprietary Antibody-based NK Cell Engager Therapeutics (ANKET®) platform. This cutting-edge technology with anticipated applications in hematologic malignancies, solid tumors, and autoimmune diseases leverages the advantages of harnessing NK cell effector functions and can create proliferation of NK cells. By advancing its clinical pipeline, Innate aims to exploit therapeutic possibilities in oncology and autoimmune diseases. IPH6501, Innate’s proprietary ANKET® is currently being investigated in a Phase 1/2 study in patients with CD20-expressing non-Hodgkin’s Lymphoma.
•Accelerate development of differentiated Antibody-Drug Conjugates (ADCs): Innate Pharma is advancing its ADC programs to develop differentiated and highly targeted treatments that combine the specificity of monoclonal antibodies with the potency of cytotoxic drugs (compounds that induce cancer cell death by interfering with essential cellular functions). IPH4502, Innate’s lead ADC is a novel and differentiated ADC composed of an antibody targeting Nectin-4 and conjugated to exatecan, a potent topoisomerase I inhibitor, inducing cell death. IPH4502 is being investigated in a Phase 1 trial in patients with advanced solid tumors.
•Advance current late-stage assets through partnerships: Partnerships will continue to play a critical role in the Company’s strategy, to aim to have a broader impact with Innate’s established antibody assets, including lacutamab and monalizumab. Innate is actively seeking a partner to progress lacutamab for patients with advanced forms of T cell lymphomas. Monalizumab, currently in a Phase 3 trial PACIFIC-9 led by AstraZeneca in non-small cell lung cancer, will see readouts by end of 2026. By entrusting these promising therapies to strategic partners, Innate seeks to ensure their ongoing development and potential commercialization, with the goal of maximizing their therapeutic potential and reach.

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

Harnessing Innate Immunity in Cancer: NK Cells as a Key Player in the Anti-Tumor Immune Response
NK cells are part of the innate immune system and represent a significant fraction of the total number of cytotoxic cells in the body. They are active in many hematological malignancies (cancers that originate in blood-forming tissues, such as leukemia and lymphoma) and solid tumors (cancers that develop in solid tissues like the skin and organs) and play a key role in the initiation of the T cell response.
Checkpoints expressed on NK cells include inhibitory cell surface receptors, such as NKG2A (Natural Killer Group 2A, an inhibitory receptor that suppresses immune cell function upon binding to HLA-E), and activating NK cell receptors, such as NKp46. NKp46 is the most specific NK cell marker identified to date across organs and species. Other receptors, such as NKG2A, are more prevalent in certain subsets of NK cells, including NK cells infiltrating the tumor, and are also present on tumor infiltrating CD8+ T cells.
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
◦The Company has also developed a proprietary technological platform, named ANKET® (for Antibody-based NK cell Engager Therapeutics), which develops multi-specific antibody formats that leverage an activating receptor, NKp46. Its multi-specific antibodies co-engage NKp46, with or without CD16, a tumor antigen and depending on the need, a variant of the interleukin-2 (IL-2v) molecule. This approach has the potential to more effectively mobilize NK cells than anti-tumor cytotoxic antibodies because, in the tumor's microenvironment (TME) of many solid tumors, CD16, the receptor mediating the killing of tumor cells by IgG1 antibodies can be downregulated on NK cells whereas NKp46 expression is frequently expressed on tumor-infiltrating NK cells.
◦The Company is using its antibody engineering capabilities to generate classic antibody formats as well as new products by exploring antibody drug conjugate (ADC) formats.
•Another strategy, known as immuno-oncology, consists of unleashing the immune system against cancer. Innate Pharma has developed two approaches:
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
•Vorinostat, approved by FDA in 2006 for for the treatment of patients with persistent or recurrent cutaneous T-cell lymphoma (CTCL) whose malignant cells express the CD25 component of the interleukin (IL)-2 receptor (CD25+). However, ONTAK was voluntarily withdrawn from the U.S. market in 2014. In 2024, "LYMPHIR," also known as "E7777" or "I/ONTAK," a purified and more bioactive formulation of the previously FDA-approved ONTAK®, was approved for the treatment of adult patients with relapsed or refractory cutaneous T-cell lymphoma (CTCL) in stages I-III, after at least one prior systemic therapy.
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
In January 2019, the Food and Drug Administration (FDA) granted lacutamab Fast Track Designation for the treatment of adults with relapsed/refractory (r/r) Sézary syndrome who have received at least two prior systemic therapies. In November 2020, Innate Pharma received Priority Medicines (PRIME) designation from the EMA for lacutamab, for the treatment of patients with relapsed or refractory Sézary syndrome (SS) who have received at least two prior systemic therapies. Lacutamab has also been granted orphan drug designation by the FDA and orphan designation by the EMA for the treatment of CTCL. The U.S. Fast-Track and EU PRIME designations support the potential for lacutamab to benefit Sézary Syndrome patients in need of new treatment options. Results from the study in Sézary syndrome and mycosis fungoides were presented at the American Society of Hematology (ASH) 2023 Annual Meeting and the American Society of Clinical Oncology (ASCO) 2024 Annual Meeting respectively. Quality of life data and translational analysis from the TELLOMAK trial in patients with relapsed/refractory cutaneous T-cell lymphoma were presented at the ASH Annual Meeting 2024. During the third quarter of 2024, the FDA provided encouraging initial feedback on the Company’s proposed regulatory pathway, which could potentially include Accelerated Approval for Sézary syndrome, and the Company continues to align with the FDA around the confirmatory Phase 3 trial.
Separately, in February 2025 the FDA granted Breakthrough Therapy Designation (BTD) to lacutamab, for the treatment of adult patients with relapsed or refractory (r/r) Sézary syndrome (SS) after at least two prior systemic therapies including mogamulizumab. Breakthrough Therapy designation is a process designed to expedite the development and review of drugs that are intended to treat a serious condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over available therapy on a clinically significant endpoint(s).

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
Despite these approvals, current treatment guidelines (NCCN 2021) recommend participation in a clinical trial as a preferred option for patients with relapsed PTCL after first line treatment. If clinical trials are not available, a chemotherapy combination of gemcitabine and oxaliplatin (GemOx) is listed as one of the preferred treatment combinations (European Society for Medical Oncology (ESMO) Lymphoma Guidelines). Several studies have been published on the role of GemOx in patients with relapsed lymphoma and it is one of the most widely used regimens for this patient population in the United States, Europe and Asia (Mounier, 2013; Yamaguchi, 2012).

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
The TELLOMAK study experienced some supply issues within 2019/2020 which led to a clinical hold, now resolved and summarized below:
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
Importantly, there were no safety issues related to the trial medication. This is consistent with the review conducted by the Independent Data Monitoring Committee (IDMC), which concluded there were no safety issues related to lacutamab, and the product appeared to be well-tolerated among current patients enrolled in the trial. Lacutamab fill and finish manufacturing operations were transferred to alternative CMOs
In October 2023, the FDA placed a partial clinical hold on the lacutamab IND leading to a pause in new patient enrollment to the Company’s lacutamab trials IPH4102-201 (Phase 2 TELLOMAK) and 102 (Phase 1b PTCL). The partial clinical hold followed one fatal case of hemophagocytic lymphohistiocytosis, a rare hematologic disorder. In January 2024, Innate announced that the U.S. Food and Drug Administration (FDA) has lifted the partial clinical hold. The FDA decision to lift the partial clinical hold is based on the FDA review of the fatal case which Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and lacutamab unrelated.

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
◦The data demonstrated that lacutamab showed robust clinical activity and an overall favorable safety profile. The global confirmed objective response rate (ORR), was 37.5% (21 out of 56), including two complete responses and 19 partial responses. ORR in the skin was 46.4% (26 out of 56), including five complete responses and 21 partial responses and ORR in the blood was 48.2% (27 out of 56) with 15 CR and 12 PR. Median progression-free survival was 8.0 months (95% confidence interval 4.7-21.2). In patients who achieved a global response, the median duration of response is 12.3 months (95% confidence interval 5.1-NE).
•In February 2025, Innate announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody, for the treatment of adult patients with relapsed or refractory (r/r) Sézary syndrome (SS) after at least 2 prior systemic therapies including mogamulizumab.
◦The BTD is granted based on Phase 1 study results as well as results from the Phase 2 TELLOMAK study, where lacutamab demonstrated encouraging efficacy and a favorable safety profile in heavily pretreated, post-mogamulizumab patients with advanced Sézary syndrome.
◦A BTD by the FDA is intended to accelerate the development and regulatory review in the U.S. of drugs that are intended to treat a serious condition and that have shown encouraging early clinical results, which may demonstrate substantial improvement on a clinically significant endpoint over available medicines.
◦Innate continues to align with the regulatory agencies around the confirmatory Phase 3 trial in CTCL and is actively seeking a partner.

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
•In 2024, favorable results from the Phase 2 TELLOMAK study with lacutamab in mycosis fungoides (MF) were presented at the ASCO 2024
◦As of October 13, 2023, data cutoff, MF patients (n=107) received a median of 4 prior systemic therapies and had a median follow-up of 11.8 months.
◦The data demonstrated that treatment with lacutamab resulted in meaningful antitumor activity, regardless of the KIR3DL2 baseline expression, and an overall favorable safety profile. The global objective response rate (ORR) was 16.8% (Olsen 2011) and 22.4% (Olsen 2022), including 2 complete responses (CR) and 16 partial responses (PR). In patients expressing a baseline KIR3DL2 ≥ 1%, the ORR was 20.8% (Olsen 2011) and 29.2% (Olsen 2022). Median progression-free survival was 10.2 months (95% CI 6.5, 16.8) for all MF patients and 12.0 months (95% CI 5.6, 20.0) in the KIR3DL2 ≥ 1% group. Time to response was 1.0 month (95% CI 1, 5).

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

Monalizumab, a Dual Checkpoint Inhibitor Targeting T Cells and NK Cells
a.Mechanism & Rationale

Monalizumab (IPH2201) is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells. NKG2A is an inhibitory receptor for HLA-E (Human Leukocyte Antigen-E). HLA-E is a non-classical MHC class I molecule that plays a in immune regulation. In cancer, HLA-E is frequently overexpressed allowing tumor cells to evade immune attack by engaging NKG2A and suppressing the activity of cytotoxic immune cells. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies (André et al., Cell 2018).
b.Rationale for combinations with monalizumab
The Company is primarily focused on investigating monalizumab in combination with durvalumab, which is an antibody directed against PD-L1 (Programmed Death-Ligand 1). PD-L1 is an immune checkpoint protein expressed on the surface of many cancer cells that binds to PD-1 on T cells, suppressing their activity and preventing an effective immune response. By inhibiting PD-L1, durvalumab restores T cell function, enhancing the immune system’s ability to recognize and attack tumor cells. Both PD-L1 and HLA-E are frequently overexpressed on cancer cells and contribute to immune evasion by binding to their respective inhibitory receptors, PD-1 and NKG2A. Innate Pharma's preclinical data support its hypothesis that a monalizumab and durvalumab combination therapy may result in a greater anti-tumor immune response than durvalumab alone by blocking both the PD-1/PD-L1 and the NKG2A/HLA-E inhibitory pathways.
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

c.Clinical Development Plan and results
i.Overview

Monalizumab has been evaluated in clinical trials in head and neck, lung and other cancer indications. Innate was responsible for the conduct of the IPH2201-203 study in head and neck squamous cell carcinoma (study completed), while AstraZeneca is conducting all other trials (except for the External Sponsored studies). External Sponsored studies are currently ongoing in bladder cancer and small cell lung cancer. Below is a summary of ongoing clinical trials in NSCLC that AstraZeneca is conducting to evaluate monalizumab:

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

In head and neck cancer, Innate and AstraZeneca evaluated monalizumab in combination with cetuximab in R/M SCCHN IO naïve or IO-pretreated in a Phase 1b/2 study (IPH2201-203). Based on the results and the unmet need in the IO-pretreated population, AstraZeneca and Innate elected to advance this program to a Phase 3 study (INTERLINK-1). Dosing of the first patient in this trial triggered a $50 million milestone payment from AstraZeneca to Innate in October 2020. In 2022, Innate announced that a planned futility interim analysis of the INTERLINK-1 Phase 3 study sponsored by AstraZeneca did not meet a pre-defined threshold for efficacy. Based on this result and the recommendation of an Independent

Data Monitoring Committee, AstraZeneca informed Innate that the study would be discontinued. There were no new safety findings.

ii.Lung Cancer: Phase 2 COAST Study
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
At ASCO 2024, AstraZeneca presented an update on the trial results. After a median follow-up of 30.1 months, the findings showed a 12-month progression-free survival rate of 73.2% for durvalumab plus monalizumab, compared to 37.6% for durvalumab alone. The results also demonstrated an increase in the primary endpoint, confirmed overall response rate, for durvalumab plus monalizumab versus durvalumab alone (40.3% vs. 23.9%).

iii.Lung Cancer: Phase 2 NeoCOAST Study
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

iv.Lung Cancer: Phase 3 PACIFIC-9
In June 2023, AstraZeneca presented at the ASCO conference a trial-in-progress poster on the PACIFIC-9 study: "Phase 3 study of durvalumab combined with oleclumab or monalizumab in patients with unresectable stage III NSCLC (PACIFIC-9)."
PACIFIC-9 started in February 2022 and continues to enroll patients.
In 2024, the Independent Data Monitoring Committee recommended the continuation of the Phase 3 PACIFIC-9 trial based on a pre-planned analysis.

v.Lung Cancer: Phase 2 NeoCOAST-2
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
AstraZeneca presented interim results from the randomized NeoCOAST-2 (NCT05061550) Phase 2 platform study during the 2024 World Conference on Lung Cancer on September 8, 2024.
The preliminary data of three arms were presented at WCLC, namely:
•Arm 1: oleclumab in combination with durvalumab and platinum doublet chemotherapy in the neoadjuvant setting and durvalumab plus oleclumab in the adjuvant setting;
•Arm 2: monalizumab in combination with durvalumab and platinum doublet chemotherapy in the neoadjuvant setting and durvalumab plus monalizumab in the adjuvant setting and;
•Arm 4: datopotamab deruxtecan in combination with durvalumab and single agent platinum chemotherapy in the neoadjuvant setting, and durvalumab alone in the adjuvant setting.
In this preliminary analysis on the first 60 of 72 patients randomized to Arm 2, monalizumab added to durvalumab plus platinum-based chemotherapy doublet induced a pathological complete response rate of 26.7% [95% CI; 16.1–39.7] and a major pathological response rate of 53.3% [95% CI; 40.0–66.3] which are numerically higher than the durvalumab plus platinum doublet approved regimen. Treatment in Arm 2 showed manageable safety profile and no impact on surgical rate.

d.Partnership with AstraZeneca
Further to a first co‑development and commercialization agreement with AstraZeneca to accelerate and broaden the development of monalizumab, AstraZeneca obtained full oncology rights to monalizumab in October 2018. The financial terms of the agreement include potential cash payments of up to $1.275 billion to Innate Pharma. With the addition of the $50 million payment triggered by dosing the first patient in the Phase 3 PACIFIC-9 clinical trial, Innate Pharma has received $450 million to date. AstraZeneca will book all sales and will pay Innate low double-digit to mid-teen percentage royalties on net sales worldwide except in Europe where Innate Pharma will receive if it chooses to co-promote the licensed products in certain European countries a 50% share of the profits and losses in these territories. Should Innate Pharma elect not to co-promote, its share of profits in Europe will be reduced by a specified amount of percentage points not to exceed the mid-single digits. Innate will co-fund 30% of the costs of the Phase 3 development program of monalizumab with a pre-agreed limitation on Innate’s financial commitment.

ANKET® Platform
a.General Overview
Multi-specific monoclonal antibodies, or multi-specifics, are antibody-derived formats that can simultaneously bind to two or more different types of molecules. A number of studies of bispecific antibodies are currently underway, such as those assessing the safety and efficacy of bispecific T cell engagers (BiTEs), which engage T cells via the antigen receptor on one side of the bispecific T cell engager, and a tumor antigen on the other side of the BiTE. These molecules have demonstrated the ability to reduce or slow the growth of tumors in cancer patients, but they also carry a significant toxicity risk. This toxicity risk occurs by engaging all T cells, irrespective of their specificity and development status, potentially leading to an over production of cytokines by these T cells, referred to as a cytokine storm. In parallel, bispecific killer cell engagers (BiKEs) that engage CD16 receptors found on NK cells, and tri-specific killer cell engagers (TriKEs) that engage CD16 receptors and contain IL-15, a cytokine that promotes NK cell activation and survival, have also been developed to target antigens expressed on solid tumors. BiKEs and TriKEs can be effective both in vitro and in vivo in preclinical models. These multi-specific molecules that engage NK cells could reduce the risks associated with toxicity, as NK cell counts represent only approximately 10% of T cell counts, thereby potentially limiting the likelihood of inducing a cytokine storm. However, it remains unclear whether these multifunctional CD16 engager antibodies can activate NK cells in solid tumors since solid tumors often express low levels of CD16.
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
Innate's latest innovation in the ANKET® platform, the tetra-specific ANKET® molecule, is the first NK cell engager technology to engage activating receptors (NKp46 and CD16), a tumor antigen and an interleukin (IL)-2 receptor (via an IL-2 variant, IL-2v) via a single molecule. This innovation is built on its existing tri-specific NK cell engager technology, which has demonstrated potent NK cell activation, cytotoxicity and efficient control of tumor growth in preclinical models.
Because NKp46 is expressed on all NK cells and conserved on tumor infiltrating NK cells, and NK cells are not expected to produce a cytokine storm, ANKET® molecules may overcome the limitations of both ADCC-inducing antibodies and T cell engagers.

ANKET® Pipeline
Sanofi's partnership
IPH6101/SAR'579, a CD123-targeting NK Cell Engager
a.Mechanism
IPH6101/SAR443579 is the first trifunctional anti-CD123 NK cell engager NKp46/CD16 using Innate’s proprietary multi-specific antibody format ANKET®. It has shown anti-tumor activity in preclinical models, including supporting pharmacokinetic/pharmacodynamic (PK/PD) and safety data in non-human primate studies, leading to its selection as a drug candidate for development. IPH6101 was part of a non-exclusive intellectual property license granted to Sanofi under the 2016 research collaboration and license agreement, pursuant to which the companies collaborated on the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells. Several NK cell therapies have been shown to induce antitumor responses, without the complications frequently associated with T cell therapies, such as cytokine release syndrome (CRS) or neurotoxicity.

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
•Phase 1/2 clinical trial monotherapy
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

Updated efficacy and safety results were presented at the European Hematology Association 2024
•Fifty-nine patients (58 R/R AML and 1 HR-MDS) across 11 dose levels (0.01 – 6mg/kg) were treated. Patients had received a median of 2 (1 – 10) prior lines of treatment. A maximum response rate was observed at a final target dose of 1 mg/kg every week with 5 AML patients achieving a CR (4 CR/1 CRi)1. The median treatment duration was 7.9 weeks, with durable CR (>10 months) observed in 3 patients with 2 remaining on maintenance therapy as of the data cutoff. SAR’579 was well tolerated up to doses of 6 mg/kg every week. These data will form the basis for selection of recommended doses for development in the Phase 2 portion of the trial.
In April 2024, Sanofi advanced SAR’579 / IPH6101 to the Phase 2 preliminary dose expansion of the trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers. Under the terms of the 2016 research collaboration with Sanofi, the progression to the dose expansion part of the trial has triggered a milestone payment from Sanofi to Innate of €4 million. This amount was received by the Company on May 17, 2024.

Phase 1/2 clinical trial in combination
•In July 2024, Sanofi initiated a new Phase 1 / Phase 2, randomized, open label, multi-cohort, multi-center study (NCT06508489) assessing the safety, tolerability and preliminary efficacy of SAR’579 / IPH6101 administered in combination with azacitidine and venetoclax in patients with CD123 expressing hematological malignancies in newly diagnosed AML.

On April 23, 2025, the Company announced that, as part of the restructuring of the January 2016 Research Collaboration and License Agreement (the “2016 Agreement”) and in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET), effective as of June 30, 2025. Innate will regain the rights on July 1, 2025. The Parties will discuss a transition plan with regard to ongoing studies

IPH6401/SAR’514, a BCMA-targeting NK Cell Engager
a.Mechanism
BCMA (B-Cell Maturation Antigen) is a protein expressed on the surface of mature B cells and plasma cells. It is essential for B cell survival and function. In multiple myeloma and other B-cell malignancies, BCMA is overexpressed on malignant plasma cells.
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
As a reminder, the Company announced that, in 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in RRMM. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue as of June 30, 2023. This amount was received by the Company on July 21, 2023.
The Company announced on March 27, 2025, that the clinical study will be terminated early as SAR’514/IPH6401 will now be pursued in autoimmune indications.

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
•Analysis from samples from R/R B-NHL patients
Flow cytometric analysis of samples from R/R B-NHL patients revealed that NK cell numbers in blood were within normal range values, and NKp46 expression was maintained in blood and tumor-involved lymph nodes. Of note, in contrast to NKp46, cell surface expression of CD16 was down-regulated on NK cells in B-NHL patient’s lymph nodes, suggesting a potential therapeutic advantage of targeting NKp46 with IPH6501 in B-NHL compared with classical monoclonal antibodies. IPH6501 stimulated NK cell proliferation and CD20+ cell depletion ex vivo in PBMC samples from R/R B-NHL patients, which compared favourably with acontrol CD3xCD20 T cell engager.

In 2024, new preclinical data supporting the development of IPH6501 were presented at the SITC, EHA, and EHA conferences with the following key messages:
•IPH6501 expand and mobilize peripheral NK cells for tumor killing: IPH6501 mouse surrogate potently induces NK cells activation, proliferation and recruitment from the periphery to the tumor microenvironment in mouse models
•IPH6501 advantage over antibody-based CD20- T cell engagers:
◦Higher efficacy in depleting autologous CD20 B cells in PBMC from HD and from R/R B-NHL patients (leukemic phase disease)
◦Reduced induction of pro-inflammatory cytokines compared to a CD20-TCE in PBMCs from HD.
•IPH6501 advantage over antibody-based CD20-targeting therapies: NK cells from B-NHL patients lymph nodes express low levels of CD16 while NKp46 is maintained
•IPH6501 has applications across subtypes of B-NHL, and potential in post CAR-T setting:
◦IPH6501 targets (NKp46, CD16, IL-2Rβ) are expressed on blood NK cells
◦IPH6501 shows potent in vitro antitumor activity on patient PBMCs
◦Post-lymphodepletion NK recovery (Piperoglou et al., 2021, J. Leuk. Biol) supports IPH6501 potential in post CAR-T patients.

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
On March 6, 2024, the Company announced that the first patient was dosed in its Phase 1/2 multicenter trial (NCT06088654), investigating the safety and tolerability of IPH6501 in patients with Relapsed and/or Refractory CD20-expressing B-cell non-Hodgkin’s lymphoma. The study is ongoing and planned to enroll up to 184 patients. Clinical sites are open in the US, Australia and France and the first safety and preliminary activity data are expected in late 2025.
A poster on the design of the ongoing trial was presented at ASCO 2024.
In December 2024, the Company has entered into an agreement to clinically study the potential of IPH6501, Innate's anti-CD20 ANKET® in follicular lymphoma (FL) with the Institute for Follicular Lymphoma (IFLI) under which Innate’s ongoing Phase 1/2, open-label, multicenter trial investigating the safety, tolerability, and preliminary antineoplastic activity of IPH6501 in patients with relapsed and/or refractory CD20-expressing Non-Hodgkin Lymphoma will include patients with relapsed / refractory (R/R) FL.
To support the Phase 1/2 trial and inclusion of FL patients, IFLI initially invested $3 million into new shares of Innate, issued through a capital increase reserved to IFLI at a price of €1.56 per share and representing 2.26% of the share capital of Innate at the time of issuance. IFLI may also invest up to an additional $4.9 million into new shares of Innate, depending on the completion of certain milestones, at a price to be determined at the time of such investments.

Antibody Drug Conjugates
a.Overview
To further our R&D program, the Company continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets, with its innovative ANKET® platform and continuing to explore Antibody Drug Conjugates (ADC) formats. The Company has a robust pipeline of additional preclinical product candidates. Its additional disclosed preclinical pipeline includes:
–IPH45 is a novel and differentiated topoisomerase I inhibitor ADC conjugated to exatecan targeting Nectin-4
–IPH43, an anti-MICA/B ADC.

b.Proprietary : IPH4502

1.Rationale
Nectin-4 is overexpressed in multiple solid tumors with high medical need, but is expressed at low levels in some epithelia, including the skin, bladder, breast duct, and placenta. Enfortumab vedotin (EV), a Nectin-4-targeting antibody-drug conjugate (ADC) with a monomethyl auristatin E (MMAE) payload, has been approved for the treatment of urothelial carcinoma (UC), which exhibits highest Nectin-4 expression. To treat cancers with lower levels of Nectin-4 and improve the balance between efficacy and safety, we developed IPH4502. IPH4502 delivers a cancer-killing drug, exatecan, with a drug-to-antibody ratio (DAR) of 8.

2.    Preclinical data
The preclinical data on IPH4502, a next-generation ADC targeting Nectin-4 and conjugated to exatecan, were presented at the 2024 AACR and SITC conferences.

–Strong bystander effect in vivo and high internalization efficiency in vitro compared to other Nectin-4-targeting ADCs. These characteristics contribute to enhanced anti-tumor activity compared to EV across a broad range of Nectin-4 expression levels, from low to high, in PDX models.
–Superior efficacy to EV in bladder cancer models with low Nectin-4 expression.
–Potential beyond bladder cancer in tumors with low and heterogeneous Nectin-4 expression: Leveraging its bystander activity, IPH4502 is active in tumor models with low and heterogeneous Nectin-4 expression beyond UC.
–Activity in models with primary or acquired resistance to EV: IPH4502 demonstrates efficacy in an in vivo model with primary resistance to MMAE due to MDR1 transporter expression and shows anti-tumor activity in a PDX model of UC with acquired resistance to EV.
–Strong combination potential with PD-1-targeting agents: In syngeneic mouse models, the combination of IPH4502 with an anti-PD-1 antibody induces synergistic anti-tumor activity in both EV-sensitive and EV-resistant models.
–Hydrophilic and stable linker enables high ADC exposure and minimal free exatecan release in cynomolgus monkey plasma.

The activity of IPH45 in various indications and its enhanced anti-tumor activity in combination with anti-PD-1 therapies in preclinical models support its development beyond UC.

3.    Clinical development
The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers.
The U.S Food and Drug Administration (FDA) cleared its investigational new drug (IND) application to initiate a Phase 1 clinical study of IPH4502 in September 2024 and the first patient was dosed in its Phase 1 study (NCT06781983) in January 2025.
The study is recruiting and plans to enroll approximately 105 patients.

c.Former Partner
Innate announced in April 2023 that it granted Takeda exclusive worldwide rights to research and develop ADC using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease.

Takeda would have been responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies.
Under the terms of the license agreement, Innate has received an upfront payment of $5 million and would have been eligible to receive up to $410 million in future development, regulatory and commercial milestones if all milestones are achieved during the term of the agreement, plus royalties on potential net sales of any commercial product resulting from the license. Takeda made a strategic decision to terminate the license agreement executed in March 2023 for use of selected Innate antibodies in antibody drug-conjugates. Innate has regained full rights to these antibodies during the last quarter of 2024. The Company does not intend at this stage to continue the development of these antibodies.

IPH5201, an Anti-CD39 Antibody Targeting the Immunosuppressive Adenosine Pathway
aMechanism & Rationale
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

Targeting the adenosine pathway has recently been reported to improve Durvalumab (anti-PD-L1) efficacy in early-stage Non-Small Cell Lung Cancer (NSCLC) patients, through the use of Oleclumab, an anti-CD73 monoclonal antibody. Indeed, in the COAST randomized Phase 2 study, oleclumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) (Herbst, JCO, 2022). Also, in the NeoCoast randomized Phase 2 study, one cycle of neoadjuvant oleclumab in combination with durvalumab improved major pathological response (MPR) and pathological complete response (pCR) rates versus durvalumab alone, in stage I-IIIA resectable NSCLC patients (Cascone, AACR 2022).
This supports the evaluation of the combined blockade of CD39 and PD-L1, with IPH5201 and durvalumab, respectively, that can hypothetically increase activity when compared to durvalumab monotherapy by altering the balance of ATP and adenosine in the tumor microenvironment.

i. Clinical development
1.Overview and indications

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

1.Phase I in advanced solid tumors
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

A.
Best change from baseline (%)
SD
PD
NE
New lesion
IPH5201 100mg
IPH5201 300mg
IPH5201 1000mg
IPH5201 3000mg
0%
0%
Pancreatic, Pancreatic, Pancreatic, CRC, Pancreatic, Ovarian, Thyroid, NSCLC (sq), Pancreatic, Pancreatic, NSCLC (sq), CRC, CRC, Pancreatic, Pancreatic, Pancreatic, Pancreatic, NSCLC (sq), Pancreatic, NSCLC (ad), CRC, NSCLC (sq), Pancreatic, NSCLC (sq), NSCLC (sq), Pancreatic, Pancreatic, CRC, Ovarian, NSCLC (sq), NSCLC (ad), Pancreatic, Prostate, Pancreatic, Pancreatic, Appendix, Appendix, Pancreatic
B.
160%
Best change from baseline (%)
SD
PD
NE
New lesion
IPH5201 300mg + Durva
IPH5201 1000mg + Durva
IPH5201 3000mg + Durva
0%
Pancreatic, Skin (SCC), Pancreatic, Pancreatic, CRC, Endometrial, CRC, NSCLC (sq), Pancreatic, Pancreatic, NSCLC (sq), CRC, CRC, Osteosarcoma, Cervical, CRC, Pancreatic, Prostate, Ampullary

ad, adenocarcinoma; CRC, colorectal cancer; Durva, durvalumab; NC, not calculated; NE, not evaluable; NSCLC, non-small-cell lung cancer; OS, overall survival; PD, progressive disease; PFS, progression-free survival; scc, squamous cell carcinoma; SD, stable disease; sq, squamous

1.Phase II MATISSE study in NSCLC
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

aPartnership
On October 22, 2018, Innate Pharma and AstraZeneca entered into the 2018 AZ Option Agreement for further co-development and co-commercialization of IPH5201. Following the dosing of the first patient on March 9, 2020, in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone payment to Innate under the collaboration and option agreement relating to IPH5201. Innate made a €2.7 million milestone payment to Orega Biotech SAS after the dosing of the first patient in the Phase 1 pursuant to Innate’s exclusive licensing agreement from Orega Biotech SAS (see “Item 10C.—Material Contracts”) and an arbitral decision rendered in December 2021 relating to milestone payments received by the Company under the 2018 AZ Option Agreement. For more information, see Note 6 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.
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

IPH5301, an Anti-CD73 Antibody Targeting the Immunosuppressive Adenosine Pathway
aMechanism & Rationale
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

aIndication
In the tumor microenvironment, CD73 is expressed by tumor cells as well as stromal cells, endothelial cells and B and T lymphocytes (Allard et al., 2017). Inhibition of CD73 enzymatic activity by IPH5301 has the potential to reduce the formation of immunosuppressive adenosine, thereby leading to increased antitumor immunity across multiple tumor types.

aPreclinical Development
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

i.Ongoing Clinical Trial

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
At the ESMO Conference in September 2024, preliminary results were presented, indicating that IPH5301 was was safe and well-tolerated with preliminary signals of monotherapy antitumor activity.

Next Steps for Clinical Trials

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
With respect to its lead product candidate, lacutamab, a monoclonal antibody product candidate targeting KIR3DL2, the Company is aware of several pharmaceutical companies marketing and developing products for the treatment of patients with CTCL, including MF and Sézary syndrome, and PTCL. The latest drugs approved by the FDA for CTCL are: In 2024, LYMPHIR, also known as E7777 or I/ONTAK, a purified and more bioactive formulation of the previously FDA-approved ONTAK®, was approved for the treatment of adult patients with relapsed or refractory cutaneous T-cell lymphoma (CTCL) at stages I-III, after at least one prior systemic therapy. Adcetris (brentuximab vedotin), marketed by Seattle Genetics and approved in combination with chemotherapy for treatment of patients with primary cutaneous anaplastic large cell lymphoma (pcALCL) or CD30-expressing MF who have received prior systemic therapy, and Poteligeo (mogamulizumab), marketed by Kyowa Kirin and approved for the treatment of adult patients with R/R MF or Sézary syndrome after at least one prior systemic therapy. Zolinza (vorinostat) is the only drug approved by the FDA for CTCL patients after two prior failures. In the second line setting of PTCL, Beleodaq (belinostat), Folotyn (pralatrexate) and Istodax (romidepsin) have all been approved by the FDA; however, none of these treatments have been approved by the EMA.
With respect to monalizumab, a novel dual-targeting checkpoint inhibitor, other anti-NKG2A have started to be assessed in clinical trials, and several pharmaceutical companies are marketing and developing treatments for either NSCLC. Currently two ongoing clinical trials are assessing other anti-NKG2A molecules. A Phase 1/2 study is assessing S095029 (Servier) monotherapy or in combination with an anti-PD-1 in patients with solid tumors with dose expansion cohorts that add an anti-HER2 or anti-EGFR to the doublet. A Phase 1 study is evaluating BRY805 (BioRay Pharmaceutical Co.) as monotherapy in patients with solid tumours. A Phase 1/2 trial evaluating BMS-986315 (Bristol-Myers Squibb) as a monotherapy or in combination with nivolumab or cetuximab in patients with solid tumors has been completed. Exelis and Invenra are collaborating to develop a bispecific targeting PD-L1 and NKG2A which is in the preclinical setting.
There are also several pharmaceutical and biotechnology companies that are focused on the tumor microenvironment, including the complement and the adenosine pathways. AstraZeneca has an anti-CD73, Oleclumab, in Phase 3 in the PACIFIC-9 trial, in which Monalizumab is also being evaluated. I-Mab (Ulidlimab) and Arcus Biosciences (Quemliclustat) also have CD73 inhibitors in clinical development. Several other companies are developing CD39 inhibitors, including Trishula Therapeutics (TTX-030), Arcus Biosciences (AB598), and Elpiscience (ES002).
NK cells have been increasingly researched and the Company is aware of several companies activating and /or harnessing NK cells to target and kill cancer cells through different approaches such as cell therapies (for example, Fate Therapeutics, Inc. and NKarta, Inc., Century Therapeutics) and multi-specifics (for example, Affimed N.V. and Dragonfly Therapeutics, Inc.).

The development of antibody-drug conjugates (ADCs) in oncology is highly competitive, with numerous companies investing in this therapeutic approach to improve the efficacy and selectivity of cancer treatments. Nectin-4 (N4) is garnering increasing interest due to its high expression in several solid tumors, including urothelial carcinoma. To date, only one Nectin-4-targeting ADC has been commercialized (Enfortumab Vedotin, PADCEV®). Several Nectin-4-targeting ADCs conjugated with MMAE are in advanced stages of development, such as candidates from Bicycle and Mabwell. Additionally, new ADCs using topoisomerase inhibitors as cytotoxic payloads are being developed, with early-stage programs in the U.S. and Europe, and more advanced phases in China (Hengrui). In this competitive landscape, IPH4502 offers differentiated perspectives in terms of therapeutic index and potential benefit for patients with low Nectin-4 expression. Its strategic development aims to address the limitations of existing ADCs and optimize the treatment of Nectin-4-expressing cancers.

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
Monalizumab/IPH2201
As of December 31, 2024, the principal intellectual property rights related to monalizumab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,206,709 and 8,901,283, European patents EP 2 038 306 B1 and EP 2 426 150 B1 and counterpart patents in certain other countries. These patents are directed to the composition of matter of monalizumab and have a statutory expiration date in 2027, not including patent term adjustment or any potential patent term extension. Other patent rights include U.S. Patent No. 11,572,410, European patent 3 193 931 B1 and counterpart patents in certain other countries relating to use of monalizumab in combination with agents that neutralize PD-1 or PDL1, which patents are solely owned by us and have a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
Lacutamab/Anti-KIR3DL2
As of December 31, 2024, the principal intellectual property rights related to lacutamab are wholly owned by Innate and include U.S. Patent Nos. 10,280,222 and 11,066,470, European patent EP 3 116 908 B1 and counterpart patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of lacutamab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
IPH5201/Anti-CD39
As of December 31, 2024, the principal intellectual property rights related to IPH5201 are co-owned by Innate together with Orega Biotech, and include U.S. patent No. 11,377,503, European patent No. EP 3 807 316 B1, and other patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of IPH5201, and such have, and any patents that issue from such patent application would have, a statutory expiration date in 2039, not including patent term adjustment or any potential patent term extension.
IPH5301/Anti-CD73
As of December 31, 2024, the principal intellectual property rights related to IPH5301 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH5301 issues from such U.S. patent application, it would have a statutory expiration date in 2040, not including patent term adjustment or any potential patent term extension.
IPH6501
As of December 31, 2024, the principal intellectual property rights related to IPH6501 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH6501 issues from such U.S. patent application, it would have a statutory expiration date in 2042, not including patent term adjustment or any potential patent term extension.
IPH45
As of December 31, 2024, the principal intellectual property rights related to IPH45 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH45 issues from such U.S. patent application, it would have a statutory expiration date in 2043, not including patent term adjustment or any potential patent term extension.
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

Trademarks
The Company owns the mark INNATE PHARMA in the United States, Australia and Europe (EU community trademark), and INNATE in Europe (EU community trademark). The Company also owns registrations for the mark ANKET® respectively in the United States and Europe (EU community trademark), and the marks LONKIRLO and KIRTAMSY in the United States, Europe (EU community trademark) and certain other countries.

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
Clinical trial authorization in the United States
In the United States, an Investigational New Drug (IND) application must be submitted to the FDA and accepted before clinical trials can start on humans. An IND is an exemption from the Federal Food, Drug, and Cosmetic Act (FDCA) that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational product to humans. This application contains early research data as well as the pharmaceutical dossier, preclinical and clinical data (if any) and includes the clinical protocol. If there are no objections from the FDA, the IND application becomes valid 30 days after it is received by the FDA. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during or subsequent to this 30-day period, the FDA may request the suspension or clinical hold of clinical trials, whether such trials are planned or in progress, and may request additional information. This temporary suspension (clinical hold) continues until the FDA receives the information it has requested.
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
As part of the EU pharmaceuticals strategy, the EU Commission worked on a revision of the EU’s general legislation on medicines for human use. On April 26, 2023 the EU Commission adopted a Directive proposal and a Regulation proposal, which represent the largest pharmaceutical reform in over 20 years. The revision will impact the global legal framework for medicinal products in the EU, including legislation relating to orphan and pediatric drugs and will review the incentives system (data protection and market exclusivity) in place (see also below “—European Union proposed revision of the general pharmaceutical legislation”).
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
European Union proposed revision of the general pharmaceutical legislation
The European Union is currently contemplating a major revision of the general pharmaceutical legislation. The revision is still under tripartite discussions between the European Commission, the

European Parliament and the European Council of Member States, and adoption is unlikely until 2028. The most concerning draft proposals relate to modulated regulatory data protection and orphan market exclusivity periods; greater transparency in R&D costs; faster availability of generics and biosimilars; and more stringent obligations for the supply of medicines.
Separately, harmonization of EU health technology assessment (HTA) is intended to improve patient access inequalities in Europe, with official implementation in January 2025. To achieve this, a joint EU HTA process is being implemented in phases, starting with oncology medicines and advanced therapy medicinal products (ATMPs) from 2025, before expanding to orphan drugs in 2028 and other products in 2030.
It will introduce EU-level joint scientific consultations (JSCs) and joint clinical assessments (JCAs) that will serve as the basis for national value assessments and price negotiations. 25 JCAs are planned to be conducted by the EU HTA Coordination Group (HTACG) in 2025.
While preparations gathered pace in 2024, there are short-term risks and uncertainties related to the new JCA framework, especially as regards methodologies (i.e. comparators and endpoints), potential delayed assessments, and the disruption caused to national HTA processes in adopting EU HTA without additional resources.
In addition, the new EU HTA regulation will trigger increased workload and higher evidence requirements at launch, requiring manufacturers to adapt their operating models. As countries and companies transition to the new processes, EU-wide coordination on HTA is anticipated to gain momentum, albeit slower than initially expected.
Another priority of the European Commission is to secure the uninterrupted supply of medicines in Europe. In 2024 it launched the Critical Medicines Alliance, paving the way for a possible Critical Medicines Act in the future. To mitigate drug shortages, the European Commission is pursuing several actions including reshoring of generics production, compulsory stockpiling, and joint procurement of the most critical medicines.
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
Healthcare law and regulation in the United States
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, transparency laws and patient data privacy laws, and regulations and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include the following:
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
On March 23, 2010, President Obama signed into law the ACA, which includes a number of healthcare reform provisions. The ACA, among other things, imposed a significant annual fee on companies that manufacture or import branded prescription drug products; addressed a new methodology by which rebates owed by manufacturers under the Medicaid Drug Rebate Program are calculated for drugs that are inhaled, infused, instilled, implanted or injected; increased the minimum Medicaid rebates owed by manufacturers under the Medicaid Drug Rebate Program and extended the rebate program to individuals enrolled in Medicaid managed care organizations; and established a new Medicare Part D coverage gap discount program, in which manufacturers were required to agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D. Substantial new provisions affecting compliance also were added. The ACA also revised the definition of “average manufacturer price” for reporting purposes, which could increase the amount of Medicaid drug rebates to states.
Most judicial, congressional, and executive branch efforts to repeal, modify or delay the implementation of the law have been unsuccessful, and the law remains in effect.
In addition, other legislative changes have been proposed and adopted in the United States since the ACA was enacted. For example, in August 2011, the Budget Control Act of 2011, among other things, included aggregate reductions to Medicare payments to providers and suppliers of 2% per fiscal year, starting in 2013, and, due to subsequent legislative amendments to the statute, will remain in effect through 2032, unless additional Congressional action is taken.
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
For example, in August 2022, the Inflation Reduction Act of 2022 was signed into law. This legislation contains substantial drug pricing reforms, including the establishment of a drug price negotiation program within the U.S. Department of Health and Human Services that would require manufacturers to charge a negotiated “maximum fair price” for certain selected drugs or pay an excise tax for noncompliance. The IRA also imposes penalties on drug manufacturers in the form of mandatory additional rebates and/or discounts if commercial prices increase at a rate greater than the U.S. Bureau of Labor Statistics consumer price index, and these rebates or discounts, which can be substantial, may affect the Company's ability to raise commercial prices. The Inflation Reduction Act of 2022 also caps Medicare beneficiaries’ annual out-of-pocket drug expenses. Provisions of the IRA are subject to legal challenges, and the full impact of the IRA on the pharmaceutical industry remains uncertain.
However, recent election results in the U.S. may spark uncertainty for the IRA. Although a full repeal of the IRA may be unlikely due to budgetary impact, the new U.S. administration could change some of the IRA provisions, including Medicare drug price negotiations. Additionally, under the current U.S. administration, the FDA is facing staff reductions, which could impact the FDA’s ability to engage in regulatory and oversight activities and could result in delays or limitations on Innate’s ability to proceed with clinical development programs and obtain regulatory approvals. It is difficult to predict how executive actions that may be taken under the current U.S. administration may affect the FDA’s ability to exercise its regulatory authority, which could negatively impact our business.
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
•Deliberation no. 2020-077 of June 18, 2020 adopting a framework relating to the retention periods of personal data processed for the purposes of research, study or evaluation in the field of health.
In certain specific cases, entities processing health personal data may have to comply with article L1111-8 of the French Public Health Code which imposes certain certifications for the hosting service providers.
C.    Organizational Structure.
On December 31, 2024, Innate Pharma is the sole shareholder of Innate Pharma Inc., a Delaware corporation.
D.    Property, Plants and Equipment.
Innate Pharma's corporate offices and laboratories are located in Luminy, Marseille, France and the Company owns the buildings and land.
Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
You should read the following discussion of the Company financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and its consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect the Company plans, estimates and beliefs. The Company actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Item 3.D – Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The Company audited consolidated financial statements as of and for the years ended December 31, 2022, 2023 and 2024 have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.
Overview
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multispecific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC). Innate’s portfolio includes its lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Since its inception, the Company has devoted substantially all of its financial resources to research and development efforts, including conducting preclinical studies and clinical trials of its product candidates, providing general and administrative support for its operations and protecting its intellectual property.
As of December 31, 2024, the Company had €91.1 million in cash, cash equivalents, short-term investments and non-current financial assets. Since its inception, the Company has raised a total of €314.3 million through the sale of equity securities, including €33.7 million in the initial public offering of its ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of our ordinary shares on Euronext and ADS on The Nasdaq Global Select Market, or Nasdaq, in 2019. The main capital increases since 1999 are described in Item 5 - B Liquidity and Capital Resources. As of December 31, 2024, the Company has also received $656.1 million (€579.1 million) in payments from its collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of its equity securities by its collaborators.
The Company has significant agreements with AstraZeneca and Sanofi pursuant to which it has the right to earn milestone and royalty payments. The Company has other license agreements, pursuant to which it has acquired intellectual property and under which the Company will be required to make payments to the counterparty upon the achievement of certain milestone events and commercial sales related to its product candidates.
The Company has incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. The Company net income (loss) was €(58.1) million, €(7.6) million and €(49.5) million for the years ended December 31, 2022, 2023 and 2024, respectively. Substantially all of its net losses have resulted from costs incurred in connection with its research and development programs and from selling, general and administrative expenses associated with its operations. As the Company continues advancing its product candidates through research and development programs, the Company expects to continue to incur significant expenses and may again incur operating losses in future periods. The Company anticipates that such expenses will increase substantially if and as the Company:
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
Presentation of Financial Information
The Company audited consolidated financial statements included herein as of and for the years ended December 31, 2022, 2023 and 2024 have been prepared in accordance with IFRS as issued by the IASB.
Due to the listing of its ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Company also prepares and publishes its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU).
All the standards published by the IASB that are mandatorily applicable in the years ended December 2022, 2023 and 2024 are endorsed by the EU and are mandatorily applicable in the EU. Therefore, the Company audited consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 are compliant with both IFRS as issued by the IASB and IFRS as adopted by the EU.
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
Revenue from collaboration and licensing agreements
The Company currently derives substantially all its revenues from payments pursuant to its licensing and collaboration agreements notably with AstraZeneca relating to monalizumab and IPH5201, Sanofi relating to IPH6401/SAR'514 and IPH62 consisting of (i) upfront payments, (ii) milestone payments based upon the achievement of pre-determined development, regulatory and commercial events and (iii) research and development fees related to charges for full time equivalents, or FTEs, at contracted rates and reimbursement of research and development expenses.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2023, 2022 and 2021 financial years in accordance with IFRS5 "non-current assets held for sale and discontinued operations."
The Company ability to generate significant product revenue and to become profitable will depend upon its ability to successfully develop, obtain regulatory approval for and commercialize any product candidates. Because of the numerous risks and uncertainties associated with product development and regulatory approval, the Company is unable to predict the amount, timing or whether it will be able to obtain product revenue from any such candidates.

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
When the research tax credit is not deductible from taxes payable by the Company, it is generally reimbursed by the French government three years after the fiscal year for which it is determined. However, since 2011, companies that meet the definition of small and medium sized enterprises (“SMEs”) according to the European Union criteria are eligible for early reimbursement of their research tax credit receivable. The status of SME is lost when the criteria for eligibility are exceeded during two consecutive years. The Company lost its SME status at the end of the 2019 fiscal year but has been eligible again since the end of the 2021 financial year. Since December 31, 2023, the company lost again the SME status due to two consecutive year with a statutory turnover over €50,000 thousand. For more information, see “Item 5.B—Liquidity and Capital Resources—Sources and uses of liquidity.”
The Company has concluded that the research tax credit meets the definition of a government grant as defined in IAS 20 Accounting for government grants and disclosure of government assistance (IAS 20), and that the classification as “Revenue and other income” in its consolidated statement of income (loss) is appropriate.

Innate may also be eligible to receive other government grants, which are recognized in its consolidated statement of income (loss) when Innate complies with the conditions attached to the grants, and the latter are non-repayable grants.
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
Net financial income (loss)
The financial income (loss) primarily consists of realized and unrealized foreign exchange gains and losses primarily related to the purchase of services as well as deposit accounts denominated in U.S. dollars and gains and losses and interest received in relation to cash and cash equivalents that have been deposited in cash accounts, short-term fixed deposits and short-term highly liquid investments with original maturities of three months or less. Thus, the Company's financial assets generated €2.4 million of interest income in the financial year ended December 31, 2024. Innate expects to continue this investment philosophy in the future.

Net result from discontinued operations
Pursuant to the Termination and Transition Agreement, in the year ended December 31, 2020 results announcement, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the Termination and Transition Agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate paid $6.2 million (€5.9 million) to AstraZeneca on April 30, 2022.
As a consequence of the termination of the Lumoxiti Agreement, the Lumoxiti activity (including sales) is presented in the consolidated income statement and the notes to the consolidated financial statements as a discontinued operation for the 2024, 2023 and 2022 financial years in accordance with IFRS5 "non-current assets held for sale and discontinued operations." Therefore, since December 31, 2020 the income statement and subsequent years have been prepared with the Lumoxiti activity (including sales) as a discontinued operation in accordance with the same IFRS standard.The Lumoxiti activity has not had an impact on the consolidated income statement since 2022.
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

A.    Operating Results
Comparisons for the years ended December 31, 2023 and 2024
The following table sets forth a summary of the Company's consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2023	2024
	(in thousands)
Revenue from collaboration and licensing agreements	€ 51,901	€ 12,622
Government financing for research expenditures	9,729	7,488
Other income	11	11
Revenue and other income	61,641	20,121

Research and development expenses	(56,022)	(51,980)
General and administrative expenses	(18,288)	(19,716)

Operating expenses	(74,310)	(71,696)

Operating income (loss)	(12,669)	(51,575)

Financial income	6,934	6,079
Financial expenses	(1,835)	(3,975)
Net financial income (loss)	5,099	2,104

Net income (loss) before tax	(7,570)	(49,471)

Income tax expense	—	—
Net income (loss) from continuing operations	(7,570)	(49,471)

Net income (loss)	€ (7,570)	€ (49,471)

Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income from continuing operations decreased by €41.5 million, to €20.1 million for the year ended December 31, 2024, as compared to revenue and other income of €61.6 million for the year ended December 31, 2023.

	Year ended December 31,
	2023	2024
	(in thousands)
Revenue from collaboration and licensing agreements	€ 51,901	€ 12,622
Government financing for research expenditures	9,729	7,488
Other income	11	11
Revenue and other income	€ 61,641	€ 20,121

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations decreased by €39.3 million, to €12.6 million for the year ended December 31, 2024, as compared to revenue from collaboration and licensing agreements of €51.9 million for the year ended December 31, 2023.
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
Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2023	2024
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	9,499	€ 4,404
of which Sanofi agreement 2016	2,000	4,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	18,873	401
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the option exercise	15,800	1,700
of which Takeda agreement 2023	4,553	—

Proceeds from collaboration and licensing agreements	50,725	10,505

Invoicing of research and development costs (IPH5201)	1,165	2,060
Others	11	56
Revenue from collaboration and licensing agreements	€ 51,901	€ 12,622

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
Revenue related to monalizumab decreased by €5.1 million, to €4.4 million for the year ended December 31, 2024, as compared to €9.5 million for the year ended December 31, 2023. This €5.1 million decrease is primarily explained by the accounting of an exceptional revenue catch-up during the first half of 2023. Indeed, as of June 30, 2023, the Company had conducted an analysis of the cost basis used to calculate the progress of Phase 1/2 trials in light of their advancement. This analysis led to a reduction in this cost basis through a reassessment of projected expenses. Consequently, this adjustment to the cost basis had a positive impact on the percentage of completion and resulted in the recognition of an additional revenue of €5.9 million for the first half of 2023, which did not recur in 2024. As of December 31, 2024, the amount not recognized as revenue amounted to €0.2 million, and is presented in full under "Current contract liabilities" given the maturity of the Phase 1/2 trials.
Proceeds related to IPH5201.
Revenue related to IPH5201 for the year ended December 31, 2024 is $0.0 same as year ended December 31, 2023, compared with $5.0 million (€4.7 million) for the year 2022. This revenue related to the milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. For more information on this amendment, see Note 1.1 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.
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
Revenue from invoicing of research and development costs for the year ended December 31, 2024 was €2.1 million compared to €1.2 million for the year ended December 31, 2023, or a increase of € 0.9 million.
Proceeds related to Sanofi 2016 agreement.

Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €4.0 million for the year ended December 31, 2024 as compared to €2.0 million for the year ended December 31, 2023. On April 15, 2024, the Company announced the treatment of the first patient in the dose-expansion phase 2 of the study conducted by Sanofi evaluating the NK Cell Engager IPH6101/SAR443579 in various blood cancers. According to the terms of the 2016 agreement, this trial progression triggered a milestone payment of €4.0 million, fully recognized as revenue during the first quarter of 2024, and was received by the Company on May 17, 2024
Proceeds related to Sanofi 2022 agreement
On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi (“Sanofi”) pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million relating to the exclusive license, €1.5 million relating to the research work and €5.0 million relating to the two additional targets options.
The Company considers that the license to the B7-H3 technology is a right to use the intellectual property granted exclusively to Sanofi as from the effective date of the agreement. As such, the €18.5 million upfront payment relating to the exclusive license has been fully recognized in revenue since June 2023.
The Company will provide collaborative research services to Sanofi for an initial estimated three years period as from the effective date of the collaboration, i.e., January 24, 2023. During this period, Sanofi and Innate will collaborate and work on research activities as defined in the work program described in the agreement. Consequently, the corresponding upfront payment of €1.5 million will be recognized on a straight-line basis over the duration of the research services that the Company has agreed to carry out. As a result, a €0.8 million has been recognized in revenue as of December 31, 2024, and amounts not recognized in revenue are classified as deferred revenue current portion equal to €0.4 million and deferred revenue non-current portion equal to €0.3 million.
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
On October 9, 2024, the Company received a termination letter for the license agreement concerning this option. The termination ends the research work. The revenue of €1.7 million was therefore fully recognized as revenue on December 31, 2024.
Innate has regained full rights to IPH67, a NK Cell Engager program derived from the ANKET® platform currently in development for solid tumors. Sanofi retains a right to a low single-digit compensation regarding any future revenue that Innate Pharma may receive for licenses of IPH67, as well as payments based on milestones should the Company develop IPH67 itself, and an ongoing royalty fee in the low-single digits.
Under the terms of the agreement, Sanofi still retains a license option for a third preclinical molecule.
Proceeds related to Takeda agreement
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate granted Takeda exclusive worldwide rights to research and develop ADCs using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda would have beeen responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considered that the license granted was a right to use the relevant intellectual property, which was granted fully and perpetually to Takeda. The agreement did not stipulate that Innate's activities would significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue since June 30, 2023. Given Takeda’s strategic decision in July 2024 to terminate the license agreement executed in March 2023 for use of selected Innate antibodies in antibody drug-conjugates, no further revenue is recognized under this agreement with Takeda. The Company does not intend at this stage to continue the development of these antibodies.
Government financing for research expenditures
Government funding for research expenditures decreased by €2.2 million, or (23.03)%, to €7.5 million for the year ended December 31, 2024, as compared to €9.7 million for the year ended December 31, 2023. As a reminder, the 2023 research tax credit included a reduction of €0.1 million related to a provision following the tax inspection carried out in 2022 by the French tax authorities. The provision estimated in 2022 was adjusted after the reception of final tax authority decision.
The table below details government funding for research expenditures for the years ended December 31, 2023 and 2024.

	Year ended December 31,
	2023	2024

Research Tax Credit(1)	€ 9,729	€ 7,463
Grant and other tax credit (2)	—	25
Government financing for research expenditures	€ 9,729	€ 7,488
(1)     As of December 31, 2024, the amount is mainly composed of (i) the research tax credit calculated and recognized for the 2024 financial year for an amount of €7.5 million compared to €9.8 million for the 2023 financial year which is subtracted (ii) a provision amounting to €0.1 million following the tax inspection. As a reminder, the tax inspection carried out by the French tax authorities related to the 2018, 2019 and 2020 tax credit calculation and 2019 and 2020 income tax calculation as the prescription period are different. On February 13,

2024, the Company received from the tax authorities the rectification proposal and adjusted the provision to €0.1 million following the final settlement.
(2)     The company can be eligible to local or European grants dedicated to R&D program and benefit from tax credit related to employee benefits.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year. For more information, see “Item 5.B—Liquidity and Capital Resources—Sources and uses of liquidity.”

Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2024 and 2023.

	Year ended December 31,
	2023	2024
	(in thousands)
Research and development expenses	(56,022)	(51,980)
General and administrative expenses	(18,288)	(19,716)
Impairment of intangible assets	—	—
Total operating expenses after impairment	€ (74,310)	€ (71,696)

Research and development expenses
Our research and development expenses are broken down as set forth in the table below for the years ended December 31, 2023 and 2024.

	Year ended December 31,
	2023	2024
	(in thousands)
Lacutamab	€ (12,248)	€ (8,976)
Monalizumab	(791)	(63)
Avdoralimab	(175)	(50)
IPH5201	(2,313)	(4,013)
IPH5301	(296)	(461)
IPH6501 (1)	(4,214)	(2,307)
Sub-total programs in clinical development	(20,037)	(15,870)
Sub-total programs in preclinical development	(10,142)	(12,429)
Total direct research and development expenses (2)	(30,179)	(28,299)
Personnel expenses (including share-based payments)	(17,121)	(17,536)
Depreciation and amortization	(3,891)	(1,075)
Other expenses	(4,831)	(5,070)
Personnel and other expenses	(25,843)	(23,681)
Total research and development expenses	€ (56,022)	€ (51,980)
1. 2023 expenses from program IPH6501 were reported in 2023 20-F in sub-total programs in preclinical development. Following first patient dosed in June 2024, this program is now in clinical stage therefore we have reclassed 2023 expenses in the sub-total programs in clinical development
2.Total direct research and development expenses are composed of subcontracting costs and cost of supplies and consumables materials.

Research and development expenses from continuing operations decreased by €4.0 million, or 7.2%, to €52.0 million for the year ended December 31, 2024, as compared to research and development expenses of €56.0 million for the year ended December 31, 2023. This decrease over the period is mainly due to (i) a decrease in direct research and development expenses of €1.9 million over the period due mainly to the decrease in expenses related to more mature clinical development programs, and (ii) indirect expenses which have decreased by €2.2 million mainly in depreciation and amortization. Research and development expenses represented a total of 72.5% and 75.4% of operating expenses before impairment for years ended December 31, 2024 and December 31, 2023, respectively.
Direct research and development expenses decreased by €1.9 million, or 6.2%, to €28.3 million for the year ended December 31, 2024, as compared to direct research and development expenses of €30.2 million for the year ended December 31, 2023. This decrease is mainly due to a €2.3 million increase in expenses related to preclinical development programs relating notably to the ADC field, partly offset by a €4.2 million decrease in expenses related to the Company's clinical programs. This decrease in clinical programs expenses mainly results from a €0.7 million decrease in expenses relating to the monalizumab program and a €3.3 million decrease in expenses relating to the lacutamab program, partly offset by a €1.7 million increase in expenses related to the growth in IPH5201 phase 2 trials patient recruitment. In addition, In addition, IPH6501 moved from pre-clinical to Phase 1 clinical development in June 24, with the first patient dosed. Costs decreased by € 1.9 million due to lower research and development expenses, partially offset by expenses related to the commencement of clinical trial.
As of December 31, 2024, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €48.6 million, as compared to collaborations liabilities of €52.7 million as of December 31, 2023. This decrease of €4.1 million mainly results from (i) net repayment of €7.8 million during year 2024 to AstraZeneca linked to the Monalizumab cofinancing program, including phase 3 trial INTERLINK-1 launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the increase of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of €3.6 million linked to the Euro-dollar parity exchange rate variation.
Personnel and other expenses allocated to research and development decreased by €2.2 million, or 8.4%, to €23.7 million for the year ended December 31, 2024, as compared to an amount of €25.8 million for the year ended December 31, 2023. This decrease is due to (i) decrease of €2.8 million in depreciation and amortization, mainly composed of the amortization of the monalizumab and IPH5201 intangible assets. (ii) €0.4 million increase in staff costs allocated to research and development, of which €0.2 million in personnel expenses and €0.2 million in share-based payment expenses, .
As of December 31, 2024, the Company had 139 employees, including Leadership Team members, in research and development functions, compared to 140 as of December 31, 2023.

General and administrative expenses
General and administrative expenses from continuing operations increased by €1.4 million, or 7.8%, to €19.7 million for the year ended December 31, 2024, as compared to €18.3 million for the year ended December 31, 2023. General and administrative expenses represented a total of 27.5% and 24.6% of our total operating expenses before impairment for the years ended December 31, 2024 and 2023, respectively.
The table below presents our general and administrative expenses by nature for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	(in thousands)
Personnel expenses (including share based payments)	€ (8,842)	€ (8,556)
Non scientific advisory and consulting	(2,906)	(3,377)
Other expenses (1)	(6,540)	(7,783)
Total general and administrative	€ (18,288)	€ (19,716)
.
(1)Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.

Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.3 million, or 3.2%, to €8.6 million for the year ended December 31, 2024, as compared to personnel expenses of €8.8 million for the year ended December 31, 2023. This decrease mainly results from €0.5 million decrease in share-based payment expenses compensated by an increase in wages of €(0.2) million. As of December 31, 2024, we had 42 employees, including Leadership Team members, in general and administrative functions, as compared to 39 as of December 31, 2023.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses increased by €0.5 million, or 16.2%, to €3.4 million for the year ended December 31, 2024, as compared to an amount of €2.9 million for the year ended December 31, 2023.

This increase is mainly due to the use of recruitment agencies to set up the clinical department and to recruit the new Chairman of the Executive Board.
Other general and administrative expenses relate to intellectual property, depreciation and amortization and other general, administrative expenses. These expenses increased by €1.2 million or 19.0% to €7.8 million for the year ended December 31, 2024, as compared to an amount of €6.5 million for the year ended December 31, 2023, is primarily related to the repayment of interest on the 2023 R&D Tax Credit amounting to €0.8 million, the rise in IT service costs of €0.1 million and the impact of IFRS 16 following the restitution of leased spaces, which generated a non-recurring credit of €0.2 million in 2023.
Impairment of intangible assets
As a reminder, for the year ended December 31, 2022, impairment of intangible assets results from full impairment of anti-C5aR rights acquired from Novo/Nordisk A/S (avdoralimab intangible asset) for an amount of €41.0 million. During the fourth quarter of 2022, the Company was informed by the sponsor of the Phase 2 clinical trial evaluating avdoralimab in inflammation in bullous pemphigoid ("BP") indication of its decision to stop said trial. Consequently, the Company decided in December 2022 to stop the development of avdoralimab in BP indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022). Without any new event since then, the impairment has not been reassessed.
Financial income (loss), net
The net financial result decreased by €3.0 million, to a €2.1 million profit for the year ended December 31, 2024, as compared to a €5.1 million loss for the year ended December 31, 2023. This change mainly results from the net foreign exchange loss of €1.8 million (net foreign exchange gain of €0.9 million in 2023), interest income on financial investments (net gain of €2.4 million in 2024 compared to €3.2 millions in 2023) and the change in the fair value of certain financial instruments (net gain of €2.0 million in 2024 as compared to a net gain of €1.6 million in 2023).
The table below presents the components of our net financial result for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	(in thousands)
Interests and gains on financial assets	€ 3,177	€ 2,437
Unrealized gains on financials assets	1,648	1,983
Foreign exchange gains	2,109	1,658
Financial income	6,934	6,079

Foreign exchange losses	(1,195)	(3,409)
Interest on financial liabilities	(640)	(566)
Financial expenses	(1,835)	(3,975)

Net financial income (loss)	€ 5,099	€ 2,104

For the years ended December 31, 2023 and 2024, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents, short-term investments, financial assets and collaboration debt based on U.S. dollar. For instruments for which the valuation may be subject to certain events, the Company has ensured that no such events have occurred a of December 31, 2024.

Comparisons for the years ended December 31, 2022 and 2023
The following table sets forth a summary of our consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2022	2023
	(in thousands)
Revenue from collaboration and licensing agreements	€ 49,580	€ 51,901
Government financing for research expenditures	8,035	9,729
Sales	59	11
Revenue and other income	57,674	61,641

Research and development expenses	(51,663)	(56,022)
General and administrative expenses	(22,436)	(18,288)
Impairment of intangible assets	(41,000)	—
Operating expenses	(115,099)	(74,310)

Operating income (loss)	(57,425)	(12,669)

Financial income	4,775	6,934
Financial expenses	(5,321)	(1,835)
Net financial income (loss)	(546)	5,099

Net income (loss) before tax	(57,972)	(7,570)

Income tax expense	—	—
Net income (loss) from continuing operations	(57,972)	(7,570)

Net income (loss) from discontinued operations	(131)	—

Net income (loss)	€ (58,103)	€ (7,570)
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

	Year ended December 31,
	2022	2023
	(in thousands)
Revenue from collaboration and licensing agreements	49,580	51,901
Government financing for research expenditures	8,035	9,729
Other income	59	11
Revenue and other income	€ 57,674	€ 61,641

Revenues from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations increased by €2.3 million, to €51.9 million for the year ended December 31, 2023, as compared to revenue from collaboration and licensing agreements of €49.6 million for the year ended December 31, 2022.
Revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca signed in April 2015 and October 2018, as well as the agreement signed with Sanofi in 2016 and 2022 and also with Takeda in 2023. Proceeds are recognized on the basis of the percentage of completion of the work performed by the Company under such agreements.
Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2022	2023
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	22,376	9,499
of which IPH5201 agreement - AstraZeneca	4,677	—
of which preclinical molecules agreement - AstraZeneca	17,400	—
of which Sanofi agreement 2016	4,000	2,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	—	18,873
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the option exercise	—	15,800
of which Takeda agreement 2023	—	4,553
of which other agreements	353	—
Proceeds from collaboration and licensing agreements	48,806	50,725

Invoicing of research and development costs (IPH5201)	1,391	1,165
Exchange gains (loss) on collaboration agreements	(627)	—
Others	10	11
Revenue from collaboration and licensing agreements	49,580	€ 51,901

Proceeds related to monalizumab.
Revenues related to monalizumab result from the partial recognition of the $250.0 million non-refundable upfront payment and the $100.0 million milestone resulting from the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million (€47.7 million) received from AstraZeneca in December 2020 triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the agreement for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). For more information, see Note 1.1 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report. Consequently, this additional payment has no impact on the transaction price.
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
Proceeds related to IPH5201. Revenue related to IPH5201 for the year ended December 31, 2023 is $0.0 compared with $5.0 million (€4.7 million) for the year 2022. This revenue related to the milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. For more information on this amendment, see Note 1.1 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.
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
Proceeds related to Takeda agreement
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate granted Takeda exclusive worldwide rights to research and develop ADCs using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda would be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, prior to the termination of this agreement, the Company considered that the license granted was a right to use the relevant intellectual property, which was granted fully and perpetually to Takeda. The agreement did not stipulate that Innate's activities would significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue since June 30, 2023.
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
The table below details government funding for research expenditures for the years ended December 31, 2022 and 2023.

	Year ended December 31,
	2022	2023
	(in thousands)
Research Tax Credit(1)	7,925	9,729
Grant and other tax credit (2)	110	—
Government financing for research expenditures	8,035	9,729
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

	Year ended December 31,
	2022	2023
	(in thousands)
Lacutamab	(12,473)	(12,248)
Monalizumab	(1,224)	(791)
Avdoralimab	(385)	(175)
IPH5201	(1,648)	(2,313)
IPH5301	(625)	(296)
Sub-total programs in clinical development	(16,355)	(15,823)
Sub-total programs in preclinical development	(11,129)	(14,356)
Total direct research and development expenses	(27,484)	(30,179)
Personnel expenses (including share-based payments)	(16,373)	(17,121)
Depreciation and amortization	(2,928)	(3,891)
Other expenses	(4,877)	(4,831)
Personnel and other expenses	(24,178)	(25,843)
Total research and development expenses	(51,663)	(56,022)

Research and development expenses from continuing operations increased by €4.4 million, or 8.4%, to €56.0 million for the year ended December 31, 2023, as compared to research and development expenses of €51.7 million for the year ended December 31, 2022. This increase over the period is mainly due to an increase in direct research and development expenses of €2.7 million over the period. Research and development expenses represented a total of 75.4% and 69.7% of operating expenses before impairment for years ended December 31, 2023 and December 31, 2022, respectively. Indirect expenses increased by €1.7 million mainly in personnel expenses and amortization and depreciation.

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
The table below presents our general and administrative expenses by nature for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	(in thousands)
Personnel expenses (including share based payments)	(10,229)	(8,842)
Non scientific advisory and consulting	(4,244)	(2,906)
Other expenses (1)	(7,963)	(6,540)
Total general and administrative	€ (22,436)	€ (18,288)

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
Thus, the net result from discontinued operations relating to Lumoxiti represents a net loss of €0.1 million as compared to a net loss nil for the years ended December 31, 2022 and 2023, respectively, presented as follows :

	Year ended December 31,
	2022	2023
Revenue and other income	(in thousands)
Revenue from collaboration and licensing agreements	194	€ —
Sales	22	—
Total revenue and other income	216	—

Research and development expenses (1)	—	—
Selling, general and administrative expenses (2)	(346)	—
Total operating expenses	(346)	—

Net income (loss) from distribution agreements	—	—
Impairment of intangible assets	—	—
Operating income (loss)	(131)	—

Financial income	—	—
Financial expenses	—	—
Net financial income (loss)	—	—

Net income (loss) before tax	(131)	—

Income tax expense	—	—
Net income (loss) from discontinued operations	(131)	—
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

Critical Accounting Policies and Significant Judgments and Estimates
The Company's consolidated financial statements are prepared in accordance with IFRS. Some of the accounting methods and policies used in preparing the financial statements under IFRS are based on complex and subjective assessments by our management or on estimates based on past experience and assumptions deemed realistic and reasonable based on the facts and circumstances. The actual value of the Company's assets, liabilities and shareholders’ equity, as well as its income and expenses, could differ from the value derived from these estimates if conditions changed and these changes had an impact on the assumptions adopted. See Note 2 to the Company's consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.
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
Milestone payments represent amounts received from Innate's collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. The Company recognizes milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to a refund of the payment. The triggering event may be scientific results achieved by the Company or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement. As of December 31, 2024, given the significant progress of the work to be performed (99.92%) and the level of budget consumption, the impact of accounting estimates is no longer a determining factor in the calculation of revenue related to the monalizumab agreement.
Estimate of the recoverable amount of the acquired and under progress licenses
Impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). The Company is testing amortizable intangible assets for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is above its recoverable amount, the Company recognizes an impairment loss to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, and are provided in Note 6 to the Company's consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report. Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company's consolidated financial statements. In case of failure of the clinical trials in progress, the Company may have to fully depreciate the intangible asset. As of December 31, 2022, given the Company's decision in December 2022 to discontinue the development of avdoralimab in the indication of BP supporting the recoverable amount of the asset as of December 31, 2021 and June 30, 2022, the rights related to the intangible asset have been fully impaired for the net carrying amount of the intangible asset, of €41,000 thousand, without using the historical assumptions described above (see Note 6 to the Company's consolidated financial statements which are included elsewhere in this Annual Report). As a result, the Company considers that there are no longer any critical estimates in line with intangible assets since 2022. Without any new event to be considered since then, there are therefore no longer any critical assumptions that could call into question the recoverable amount of the asset.

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
Sources and uses of liquidity
As of December 31, 2024, the Company has primarily financed its operations through its receipt of $656.1 million (€579.1 million) in payments from its collaborators, including AstraZeneca and Sanofi, since 2011, excluding payments received for purchases of Innate's equity securities by its collaborators.
Innate has also financed its operations since its inception through several rounds of public and private financings. Since its inception, Innate has raised a total of €314.3 million through the sale of equity securities, including €33.7 million in the initial public offering of Innate's ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of the Company's initial public offering of its ordinary shares on Nasdaq in 2019 and €5.0 million from Novo Nordisk related to NKG2A agreement.
In addition, Innate has received an aggregate of €109.4 million in French research tax credit ("CIR") through December 31, 2024. As a French biopharmaceutical company, Innate Pharma has benefited from certain tax advantages, including, for example, the CIR. The research tax credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The research tax credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France. The research tax credit decreased by €2.3 million, or 23%, to €7.5 million for the year ended December 31, 2024, as compared to a research tax credit of €9.7 million for the year ended December 31, 2023.
Companies benefiting from the status of Community SMEs can request the early reimbursement of the research tax credit starting from the following fiscal year. Innate lost its status as a small or medium size business at the end of the year ended December 31, 2019 and, therefore, was no longer entitled to the immediate reimbursement of the research tax credit for the fiscal year ended 2019 and 2020 but instead will be reimbursed within the expiry of a three-year period. The 2019 and 2020 tax credit was refunded on February 2024 and July 2024 respectively. For the 2021 and 2022 financial year, the Company again met the criteria of an SME according to the criteria of the European Union. As a result, the Company was eligible for the early repayment by the French treasury of the 2021 CIR during the fiscal year 2022. As of

December 31, 2024, the Company received reimbursement for its the CIR up to that of the financial year ending December 31, 2022. The Company has been eligible for the early repayment by the French treasury of the 2022 CIR during the fiscal year 2023. As of the end of the financial year ending December, 31 2023, the Company again lost SME status. As a consequence, the 2023 and 2024 CIR amounts are expected to be paid after a three-year period. The CIR due to the Company for the financial year ending December 31, 2023 is refundable by the French tax administration by December 31, 2027, and was recorded as a long-term receivable for the financial year ending December 31, 2023.
Pursuant to an agreement with Natixis dated December 10, 2024 regarding financing of the CIR and pursuant to a French-law assignment of the CIR receivable to Natixis, Natixis paid to the Company €8.6 million in December 2024 relating to the CIR credit for financial year ending December 31, 2023, corresponding to 95% of the CIR refund from the financial year 2023 in December 2024. Natixis will pay to the Company the remaining five percent of the CIR refund regarding the 2023 financial year at the end of a three-year period, i.e., in 2027, subject to the CIR refund amount for the financial year ending December 31, 2023 being modified or reclaimed by the French Tax authority. The Company recognized this amount as "Other non-current assets".
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
On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. This loan, amounting to a maximum of €15.2 million, can be drawn down during the period of the construction in order to pay supplier payments as they become due, but in any event no later than August 30, 2019. Given the development of its portfolio, and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). Repayment of any amounts drawn down are payable over a 12-year term beginning on August 30, 2019 and ending on August 30, 2031. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4.2 million in July 2024, €5.0 million in August 2027 and €6.0 million in August 2031. The Company had drawn down €15.2 million under the loan as of December 31, 2019. The loan bears a fixed interest rate of 2.01%. Under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. As of December 31, 2024, the remaining capital of this loan amounted to €8.9 million as compared to €10.2 million as of December 31, 2023. As expected, the financial investment amounting to €4.2 million was released on July 2024.
On January 5, 2022, the Company announced that it had obtained non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The funds related to these two PGEs were collected by the Company on December 27 and 30, 2021, respectively. These two loans have an initial maturity of one year, with an option to extend up to five years from August 2022. They are 90% guaranteed by the French State as part of a system put in place to support companies in the face of the COVID-19 health crisis. In

August 2022, the Company requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period (2023). Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company was only liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. The state guarantee fees amount to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively. As of December 31, 2024, the remaining capital of these loans amounted to €21.7 million.
On April 24, 2025, the Company announced that, given the satisfactory market conditions, Sanofi subscribed to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium). The newly issued shares were admitted to trading on the regulated market of Euronext in Paris on the same day. See Note 21 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.
Lastly, during the years ended December 31, 2016 and 2017, Innate also used lease-financing and bank loans to finance the acquisition of laboratory equipment and to set up new laboratories. The debt related to these loans amounts to €42,000 at December 31, 2024.
The following table summarizes the Company's contractual obligations (principal amount only) as of December 31, 2024:

	Current	Non-current
(in thousands of euro)	2025	2026	2027	2028	2029	>2029	Total
State guaranteed loan Société Générale	4,969	5,038	5,117	—	—	—	15,125
State guaranteed loan BNP Paribas	2,167	2,185	2,206	—	—	—	6,558
Lease liabilities – Building "Le Virage"	131	—	—	—	—	—	131
Lease liabilities – Premises Innate Inc	102	62	—	—	—	—	164
Lease liabilities – Laboratory equipment	—	—	—	—	—	—	—
Lease liabilities – Vehicles	29	23	15	4	—	—	72
Lease liabilities - Printers	9	—	—	—	—	—	9
Loans – Equipment	42	—	—	—	—	—	42
Loan – Building	1,260	1,285	1,311	1,225	1,363	2,451	8,894
Total	8,709	8,594	8,650	1,229	1,363	2,451	30,996

The table below summarizes Innate's contractual obligations (principal amount and interest) as of December 31, 2024:

(in thousands of euro)	2025	2026	2027	2028	2029	>2029	Total
State guaranteed loan Société Générale	5,167	5,167	5,167	—	—	—	15,502
State guaranteed loan BNP Paribas	2,222	2,221	2,220	—	—	—	6,662
Lease liabilities – Building "Le Virage"	133	—	—	—	—	—	133
Lease liabilities – Premises Innate Inc	104	62	—	—	—	—	166
Lease liabilities – Vehicles	32	24	16	4	—	—	76
Lease liabilities - Printers	9	—	—	—	—	—	9
Loans – Equipment	43	—	—	—	—	—	43
Loan – Building	1,427	1,427	1,427	1,308	1,427	2,496	9,510
Total	9,137	8,901	8,829	1,312	1,427	2,496	32,102

Liquidity position
Cash, cash equivalents and short-term investments decreased by €11.7 million, or 13%, to €80.8 million as of December 31, 2024, as compared to cash, cash equivalents and short-term investments of €92.5 million as of December 31, 2023. Net cash as of December 31, 2024 amounted to €72.1 million (€83.5 million as of December 31, 2023). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities. Net cash is a non-IFRS financial indicator that is reviewed by the Company’s management and that the Company believes provides useful information to investors with respect to measuring cash resources that are available for strategic investment. Net cash is not defined by IFRS and is not a substitute for “cash and cash equivalents” as reported under IFRS. The term net cash may be interpreted differently by other companies and under different circumstances. Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts, fixed-term accounts and money market funds as per AMF definition. Short-term investments primarily consist of shares of mutual funds and all investments with a maturity less than one year. Their purpose is to finance Innate's activities, including Innate's research and development costs.
As a reminder, Innate has received a total of €309.3 million in cash from capital increases, before deducting the costs associated with capital increases, and after excluding proceeds from share compensation instruments, between 1999 and December 31, 2019. The table below summarizes the main capital increases between 1999 and December 31, 2024 :

Date	Gross Proceeds
April 2000	€ 1.2 million
March 2001	3.3 million
July 2002	20.0 million
March 2004	5.0 million
July 2004	10.0 million
March 2006	10.0 million
November 2006	33.7 million
December 2009	24.3 million
November 2013	20.3 million
June 2014	50.0 million
October 2018	62.6 million
October 2019	66.0 million
December 2024	2.9 million
Total	€ 309.3 million

Cash flows
Comparisons for the year ended December 31, 2023 and 2024
The following table sets forth cash flow data for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	(in thousands)
Cash flows from / (used in) operating activities	€ (32,559)	€ (6,896)
Cash flows from / (used in) investing activities	20,630	9,200
Cash flows from / (used in) financing activities	(1,966)	(6,008)
Effect of the exchange rate changes	274	(505)
Net increase / (decrease) in cash and cash equivalents	€ (13,619)	€ (4,209)

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities decreased by €25.7 million to €6.9 million for the year ended December 31, 2024 as compared to net cash flows used in operating activities of €32.6 million for the year ended December 31, 2023.

This variation is mainly due to (i) the receipt of €29.5 million related to 2019 and 2020 tax credit refunds, (ii) the receipt of €8.6 million pursuant to a financing agreement with Natixis including the assignment of the Company's receive with respect to future CIR payments (corresponding to the CIR for the financial year ending December 31, 2023 that will be paid in 2027), (iii) the receipt of €15.0 millions in January

2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (iv) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancer.
As a reminder, in 2023, the net cash flow used in operating activities included (i) the receipt of €25.0 million from Sanofi in March 2023 following the entry into force of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Genzyme Corporation, a wholly-owned subsidiary of Sanofi ("Sanofi") an exclusive licence to Innate Pharma's B7H3 ANKET® program and options on two additional targets, (ii) the receipt in May 2023 of a payment of €4.6 million ($5.0 million) received from Takeda following the conclusion of an exclusive licensing agreement under which Innate granted Takeda exclusive worldwide rights for the research and development of ADCs, (iii) the receipt in July 2023 of €2.0 million following the treatment of the first patient in the Phase 1/2 clinical trial sponsored by Sanofi evaluating IPH6401/SAR'514 in patients with relapsed or refractory multiple myeloma. Lastly, during 2023, the Company benefited from the early repayment of the CIR claim relating to the 2022 financial year, amounting to €9.2 million, paid to the Company by the French Treasury in July 2023.
Excluding these specific effects, net cash flows used by operating activities for the year ended December 31, 2024 decreased by €9.4 million. This decrease is mainly explained by (i) the decrease in the operating expenses.
Cash flows from / (used in) investing activities
The Company's net cash flows from investing activities for the year ended December 31, 2024 amounted to €9.2 million and mainly included a €4.2 million of current financial instrument with a July 2024 fixed term and various non current financial assets sales for a total of €5.0 million to cope with Company dollars cash needs. These cash in were partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €0.4 million. As a reminder, net cash flow used in investing activities for the year ended December 31, 2023 amounted to €20.6 million and were mainly composed of a disposal of a non-current financial instrument which generated a net cash collection of €22.8 million partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €2.2 million.

Cash flows from / (used in) financing activities
The Company's net cash flows used in financing activities for the year ended December 31, 2024 increased by €4.0 million to €6.0 million for the year ended December 31, 2024 as compared to net cash flows from financing activities of €2.0 million for the year ended December 31, 2023.
Loan repayments amounted to €8.9 million for the year ended December 31, 2024 as compared to €2.4 million for the year ended December 31, 2023. The start of PGE loans repayment in 2024 result in an increase in repayment amounting to €7.0 million.
Receipts from capital transactions amount to €2.9 million in 2024, compared with €0.4 million in 2023. The change is mainly explained by the amount received from a new equity partner for €2.9 million.

Comparisons for the year ended December 31, 2022 and 2023
The following table sets forth cash flow data for the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	(in thousands)
Cash flows from / (used in) operating activities	€ (19,155)	€ (32,559)
Cash flows from / (used in) investing activities	1,877	20,630
Cash flows from / (used in) financing activities	(1,828)	(1,966)
Effect of the exchange rate changes	(428)	274
Net increase / (decrease) in cash and cash equivalents	€ (19,532)	€ (13,619)

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
In January 2019, Innate Pharma paid to AstraZeneca an initial payment for the license related to Lumoxiti ($50.0 million, or €43.8 million, using the foreign exchange rate of 1.1422 at the date of payment), and in February 2019, Innate paid to Novo Nordisk A/S additional consideration relating to monalizumab ($15.0 million, or €13.1 million, using the exchange rate of 1.1394 at the date of payment). In June 2019, Innate paid €7.0 million to Orega Biotech in relation to the anti-CD39 program as consideration and will be required to pay a low-teen percentage to Orega Biotech on a going forward basis of sub-licensing revenues received pursuant to the 2018 AZ Option Agreement, up to an additional amount of up to €47 million. See Note 6 to the consolidated financial statements included as part of this Annual Report.
Innate's operations generally require little investment in tangible assets because the Company outsources most of the manufacturing and research activities to third parties. Innate Pharma leases some of its computer equipment under operating lease agreements. Innate accounts for its payments for these items as operating expenses in the consolidated statement of income.
The Company's capital expenditures in the years ended December 31, 2022, 2023 and 2024 primarily related to laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
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
E.    Critical Accounting Estimates.
The Company applies IFRS as issued by the IASB in its primary financial statements (see Note 2 to the Company’s consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report).

Item 6. Directors, Senior Management and Employees.
A.Directors and Senior Management.
Directors and Officers
On December 15, 2023, the Supervisory Board appointed Irina Staatz-Granzer as Chairwoman and Pascale Boissel as Vice Chairwoman.
On January 3, 2024, the Supervisory Board appointed Sonia Quaratino and Arvind Sood as members of the Executive Board and Hervé Brailly as Chairman of the Executive Board.
On May 23, 2024, the annual shareholders meeting renewed the appointment of Pascale Boissel and Sally Bennett as members of the Supervisory Board for two years.
On October 11, 2024, the Supervisory Board appointed Jonathan Dickinson as CEO and Chairman of the Executive Board with effect on November 1, 2024.
In February 2025, Mr. Arvind Sood resigned from his position as member of the Executive Board and left the Company. Mr. Sood is challenging his departure conditions.

The following table sets forth information concerning the members of the Supervisory Board, the Executive Board and the Leadership Team (formerly named “Executive Committee”) as of December 31, 2024.

Name	Age	Position
Executive Board Members

Jonathan Dickinson, MBA, BSc	57	Chairman of the Executive Board, member of the Leadership Team

Yannis Morel, Ph.D.	51	Member of the Executive Board, Executive Vice President, Chief Operating Officer and member of the Leadership Team
Sonia Quaratino, M.D., Ph.D.	62	Member of the Executive Board, Executive Vice President, Chief Medical Officer and member of the Leadership Team
Arvind Sood*	66	Member of the Executive Board, Executive Vice President, President of US Operations and member of the Leadership Team

Supervisory Board Members

Irina Staatz-Granzer, Ph.D.	64	Chairwoman of the Supervisory Board

Pascale Boissel	58	Vice Chairwoman of the Supervisory Board

Jean-Yves Blay, Ph.D.	64	Member of the Supervisory Board

Gilles Brisson	73	Member of the Supervisory Board

Véronique Chabernaud, M.D.	63	Member of the Supervisory Board

Olivier Martinez	54	Member of the Supervisory Board

Sally Bennett	53	Member of the Supervisory Board

Members of the Leadership Team

Odile Belzunce	44	Member of the Leadership Team, VP Compliance, IT and Portfolio Management

Eric Vivier, D.V.M., Ph.D.	60	Permanent Guest to the Leadership Team, SVP, Chief Scientific Officer

Nicolas Beltraminelli, Ph.D.	55	Member of the Leadership Team, VP Chief Development Officer

Odile Laurent, Ph.D., MBA	63	Member of the Leadership Team, VP Human Resources

Frédéric Lombard, MBA	50	Member of the Leadership Team, Chief Financial Officer

Claire de Saint Blanquat	52	Member of the Leadership Team, VP Legal and Corporate Affairs

Henry Wheeler, MSc	42	Member of the Leadership Team, VP Investor Relations and Communications
* Arvind Sood resigned from his position on the Executive Board in February 2025.

Executive Board
Jonathan Dickinson, MBA, BSc, has served as Chairman of the Executive Board since November 1, 2024. Prior to joining Innate Pharma, Jonathan Dickinson most recently served as Executive Vice President and General Manager, Europe at Incyte, a role he held since 2016. He gained significant leadership experience through several senior positions at ARIAD Pharmaceuticals, a US oncology focused biotechnology company and Bristol-Myers Squibb. This followed a distinguished 13-year tenure at Hoffmann-La Roche, where he was instrumental in driving the success of several of the company’s flagship oncology therapies.

Jonathan Dickinson began his career at Novartis, holding roles of increasing responsibility within the oncology and endocrinology divisions. He holds a Bachelor of Science degree in Genetics and a Master of Business Administration from the University of Nottingham.
Yannis Morel, Ph.D., has served as a member of the Executive Board since June 25, 2015. He is Executive Vice-President and Chief Operating Officer. He joined Innate in December 2001. Between 2001 and 2007, he was in R&D positions, initially as a scientist in the immunology team, before becoming team manager, and finally becoming responsible for research programs. He is in charge of business development for the company since 2007, adding product portfolio strategy since 2017 and research and early development since 2024. Yannis Morel holds a Ph.D. in oncology (from Aix-Marseille University) and is an alumnus of Ecole Normale Supérieure de Paris Saclay (previously Cachan), with a BS in physical and molecular chemistry.
Sonia Quaratino, M.D., Ph.D., joined Innate Pharma in November 2023 as Executive Vice President and Chief Medical Officer (CMO) and as a member of Innate's Leadership Team. Sonia Quaratino has over 25 years of experience in basic research, clinical development and translational medicine. Before joining Innate, Sonia Quaratino was CMO at Georgiamune INC (USA), and prior to that, CMO at Kymab (UK), a clinical-stage biopharmaceutical company focused on immune-mediated diseases and immuno-oncology, until its acquisition by Sanofi in 2021. Previously, Sonia Quaratino was Global Program Lead in Oncology at Novartis (Switzerland) and Senior Medical Director Oncology and Advisor in Immunology at Merck Serono (Germany). She was Professor of Immunology at the University of Southampton in the UK and her research has been published in high-impact scientific journals.

Supervisory Board
Irina Staatz-Granzer, Ph.D., Chairwoman of the Supervisory Board since January 1, 2024 and member of the Supervisory Board since June 23, 2009. Irina Staatz-Granzer has held business development positions at Hermal (subsidiary of Merck KGaA), Boots Healthcare International, Knoll (BASF Pharma, later Abbott) and as Chief Executive Officer of Scil Technology Gmbh, Chief Executive Officer of U3 Pharma AG and Chief Executive Officer of Blink Biomedical SAS. Irina Staatz-Granzer also serves as Chairman of PLCD (German Pharma Licensing Club). She founded and is currently Chief Executive Officer of Staatz Business Development & Strategy. She is also member of the Supervisory Board of Aelis Farma SAS. Irina Staatz-Granzer received a degree in pharmacy from Philipps-Universität Marburg (Germany) and a Ph.D. from the University of Tübingen (Germany).
Jean-Yves Blay, Ph.D., has served has a member of the Supervisory Board of the Company since December 13, 2017. He has held the post of General Director of the Centre Léon Bérard in Lyon, France, since 2014 and renewed in 2019. He became President of Unicancer in 2019. He is President of the French Sarcoma Group and Director of the European Reference Network for Rare Adult Cancers (EURACAN). Between 2009 and 2012 he held the position of President of the European Organization for Research and Treatment of Cancer (EORTC). Jean-Yves Blay currently holds various other university and hospital positions. He is a member of the European Union Committee of Experts of Rare Disease, the European Commission’s Scientific Panel for Health (SPH) and served as a Faculty Coordinator for Sarcoma for the European Society of Medical Oncology (ESMO) between 2012 and 2016. Jean-Yves Blay trained as a medical oncologist with a Ph.D. from the University Claude Bernard in Lyon (France); his research activities have been focused on the role of immune effector cells and cytokines in cancer. Jean-Yves Blay is a member of various scientific societies and academic expert groups, has been awarded several honors and is the author of more than 200 publications over the last three years.

Gilles Brisson, member of the Supervisory Board, has served on the Supervisory Board of the Company since June 26, 2007 and was the Chairman until December 30, 2016. Gilles Brisson has worked in management positions at Rhône-Poulenc and then at Aventis Pharma (Sanofi), where he served as Chairman of the Executive Board, Chairman of the Supervisory Board and Europe Manager. He received a degree from Hautes Etudes Commerciales de Paris (France).
Véronique Chabernaud, M.D., has served as a member of the Supervisory Board since April 27, 2015. She is an oncologist, a graduate of ESSEC Business School (France) and has worked for 20 years in the pharmaceutical industry. In particular, she was the Director of the French Oncological Operational Unit at Sanofi Aventis, a Vice President of Marketing and Sales at Aventis Intercontinental and Europe, and Director of Oncology Global Medical Affairs at Rhône Poulenc Rorer. She also works as a consultant for companies in the field of innovative technologies with a high impact on public health, on a national and international level. Such companies include Genomic Health, BioSystems International, MaunaKea Technologies, Ariana Pharma, Qynapse, Omicure. In 2007, Véronique Chabernaud founded "Créer la Vitalité", which helps companies and organizations in the development of health innovations and prevention. Véronique Chabernaud graduated in 2017 from the Institut Français des Administrateurs and Sciences Po Paris with a Certificate in Corporate Directorship and has been involved in this program since 2017. Véronique Chabernaud also founded the association “Enfance et Vitalité” which offers health workshops to children. She is also co-author of the book "Capital Humain versus Humain Capital." From July 2019 to July 2021, Véronique Chabernaud has been member of the Board of Directors and Chairman of the Compensation and nomination committee of Groupe Bastide le confort médical (BLC).
Pascale Boissel, has served as a member of the Supervisory Board since May 19, 2020 and now serves as Vice Chairwoman of the Supervisory Board since January 1, 2024. She is, with more than 30 years of financial experience, an expert in finance, audit, transactions, internal control, growth management and restructuring operations. Her experience has been represented in a variety of industries, including: food and beverage (Danone), building materials (Lafarge Holcim), education and, for more than 10 years now, healthcare and biotechnology. Before, she was Chief Financial Officer of ENYO Pharma. Pascale Boissel was the Deputy-Chief Executive Officer and Administrative and Financial Director of the BIOASTER Institute (IRT) in the field of infectious diseases and microbiology. In 2009, Pascale Boissel joined Ipsogen a listed company developing and marketing molecular diagnostic products as Chief Financial Officer. Pascale Boissel began her career in audit and corporate finance at PricewaterhouseCoopers Paris.
Olivier Martinez, has been permanent representative of Bpifrance Participations S.A. ("Bpifrance") since June 30, 2021; Bpifrance has been a member of the Supervisory Board since June 23, 2017. He is Senior Investment Director of the Investments Biotech Department of the Direction of Innovation of Bpifrance. Prior to that, Olivier Martinez was Investment Director at CDC Entreprises (2010-2013) and Partner at Bioam Gestion (2000-2010). Olivier Martinez is an alumnus of the Ecole Normale Supérieure and holds a Ph.D. in cell biology from the University of Paris XI and an MBA from the Collège des Ingénieurs (France).
Sally Bennett, MBChB., has served as a member of the Supervisory Board since May 20, 2022. She has a significant experience and expertise in financial analysis and capital markets in the healthcare and biotechnology sectors. Sally Bennett has a career spanning medicine, equity & capital markets and investment management. She spent 15 years in senior roles as both a public and private investor at HealthCor, a U.S. based global healthcare and life science investment manager and most recently co-led the firm's move into private investing. She is now acting as a Senior Advisor to Catalio Capital in conjunction with its acquisition of HealthCor Management. Prior to HealthCor, she spent 10 years as a senior analyst at ING Financial Markets and then at Piper Jaffray. Sally Bennett serves as an Independent Non-Executive Director at BerGenBio, a publicly traded European biopharmaceutical company, where she Chairs the Audit Committee and is also an Advisory Board member of the P4 Precision Medicine

Accelerator Programme in the UK. She also serves on the Board of a private UK Company, Mosaic Therapeutics, where she represents the Sanger Institute. She was also a member of the Board of Governors of UCLH, an NHS Foundation Trust hospital, where she served on the Research and Innovation Committee. She is a member of the Institute of Directors (IoD) and has been awarded the CertIoD qualification. Sally Bennett received a BSc in Anatomical Sciences and a Medical Degree, awarded with honors, both from the University of Manchester. She is a British citizen.
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
Nicola Beltraminelli, Ph.D., member of the Leadership Team, Vice President, Chief Development Officer, joined Innate Pharma as Vice President and Chief Development Officer in January 2022. Nicola Beltraminelli brings more than 20 years of biotech experience to the role, and specifically in the development of biologic products from early discovery to GMP manufacture. Most recently, Nicola Beltraminelli served as Chief Technical Officer at Lysogene, where he led the CMC activities for two late-stage assets. Prior to Lysogene, he held senior level positions at HiFiBiO Therapeutics and BliNK Biomedical SAS. At HiFiBiO, Nicola Beltraminelli led the R&D activities of the company’s French site, as well as its global CMC efforts, bringing three projects to the clinic. Nicola Beltraminelli holds a Ph.D. in Molecular Biology from the University of Lausanne, Switzerland.
Eric Vivier, D.V.M., Ph.D., permanent guest to the Leadership Team, Senior Vice President, Chief Scientific Officer, joined Innate in that role in 2018. Eric Vivier is a Doctor of Veterinary Medicine (DVM) from the Ecole Nationale Vétérinaire de Maisons-Alfort and holds a Ph.D. in Immunology from the Paris University (Paris XI). After completing his post-doctoral fellowship at Harvard Medical School (Dana-Faber Cancer Institute), Eric Vivier joined the Center of Immunology at Marseille-Luminy (CIML) in 1993, becoming its director in 2008 and serving in that role until 2017. A pioneer in the field of innate immunity, he is one of the four immunologists whose research led to the creation of Innate Pharma. He has been four times laureate of the prestigious European Research Council (ERC) grants. During his career, Eric Vivier has been a visiting professor at The Scripps Research Institute, The Rockefeller University, and The Walter and Elisa Hall Institute. He is a member of the French National Academy of Medicine, of the Institut Universitaire de France and of the Royal Academy of Medicine of Belgium. He is on the board of numerous committees and has been awarded several prizes and honors, including the European Federation of Immunological Society award and the Grand Prix Charles Oberling in Oncology. He is also Chevalier de la Légion d’Honneur and Officier de l'Ordre National du Mérite.
Odile Laurent, member of the Leadership Team, Vice President, Human Resources Director, joined Innate in that role in September 2017. Odile Laurent has been appointed Vice President, Human Resources Director in January 2020. Before joining Innate Pharma, Odile Laurent was Group Human Resources Director at Marie Brizard Wine&Spirits Group from 2015 to 2017. Previously, Odile Laurent was Director of Human Resources for the "Power Transformers" business unit at Areva T&D, and was subsequently appointed Head of Global Sales at Alstom Grid. Odile Laurent has spent most of her career at Sanofi-Aventis where from 2005 she was successively in charge of the Multi-site and European Human Resources Department of the "Matures Products and OTC" business unit, and later of the Supply-Chain business unit worldwide. Odile Laurent holds a Ph.D. in Physical Sciences from the Institut National

Polytechnique of Toulouse and a Master of Business Administration in Human Resources from the Institut d’Administration des Entreprises of Toulouse (France).
Frédéric Lombard, member of the Leadership Team, Chief Financial Officer, joined Innate Pharma in April 2021. Frédéric Lombard joined Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Throughout his career, Frédéric Lombard has developed international financial teams with the aim of strengthening team members’ skill sets and positioning the function as a collaborative business partner. He also specializes in project management, successfully conducting significant transformation projects in multi-cultural environments. Prior to his financial career in the healthcare sector, Frédéric Lombard worked in the information technology industry, where he became familiar with the information systems standards in fast-changing environments. He holds a BA in Economics & Finance from Lyon 2 University and a MBA from EM Lyon Business School.
Claire de Saint-Blanquat, member of the Leadership Team, Vice President, Legal and Corporate Affairs and Secretary of the Supervisory Board, joined Innate Pharma in October 2020 and was appointed to the Leadership Team in January 2023. Claire de Saint-Blanquat has more than 20 years of experience in diverse legal positions in the pharmaceutical industry. Admitted to the Paris Bar in 1998, she started her career at Clifford Chance and then held senior positions, notably at Teva, Servier and Biogaran, where she was Legal and Compliance Director since 2016. Claire de Saint-Blanquat holds a master's degree in private law from the University of Paris II - Panthéon Assas (1995), a DEA in civil and commercial obligations law from the University of Paris V - Malakoff (1996) and a DESS in biotechnology law from the University of Versailles- Saint Quentin (2003).
Henry Wheeler, MSc, member of the Leadership Team, Investor Relations and Communications, joined Innate Pharma as Vice President, Investor Relations in June 2021 and was appointed to the Leadership Team in January 2023. Henry Wheeler has over 15 years’ experience across the pharmaceutical and financial industries. Henry Wheeler joined from AstraZeneca, where he led investor relations for the company’s oncology portfolio, having previously served within AstraZeneca’s Oncology Business Unit. Prior to this, Henry Wheeler worked in various healthcare financial roles, including at Third Bridge and Morgan Stanley in London. Henry Wheeler graduated with a MSc in Drug Discovery Skills and a BSc with honors in Pharmacology, both from King's College, London.
Hervé Brailly, Innate Pharma’s former CEO and co-founder was appointed as interim CEO and Chairman of the Executive Board from January 1, 2024 to October 31, 2024. Jonathan Dickinson was appointed as Chairman of the Executive Board effective November 1, 2024.
On January 4, 2024, Innate Pharma announced that it appointed two new Executive Board members. Arvind Sood, Executive Vice President, President of U.S. Operations, and Sonia Quaratino, Executive Vice President, Chief Medical Officer have joined Hervé Brailly, interim Chief Executive Officer and Yannis Morel, Executive Vice President, Chief Operating Officer.
Yannis Morel, current Executive Vice President, Business Development and Product Portfolio Strategy, member of the Executive Board and member of the Leadership Team broadened his remit to become Executive Vice President, Chief Operating Officer extending his operational responsibility to the management of research and early development, working with Innate Pharma’s Chief Scientific Officer Prof. Eric Vivier, and Chief Development Officer, Nicola Beltraminelli.
Sonia Quaratino, current Executive Vice President, Chief Medical Officer and member of the Leadership Team was appointed to the Executive Board. Sonia Quaratino joined Innate Pharma in October 2023, bringing over 25 years of experience in basic research, clinical development, and translational medicine, having worked in academia, global large pharmaceuticals, and biotech companies.

Arvind Sood, Executive Vice President, President of US operations, was a member of the Executive Board and of the Leadership Team, and was responsible for the execution of the Company’s U.S. strategy, to help expand the Company’s U.S. investor base, and source business development and corporate development opportunities in the U.S. including liaising with academic institutions and clinical key opinion leaders. Arvind Sood joined Innate Pharma from Amgen after over four decades of experience within large biopharma companies in areas including commercial operations, investor relations and financial communications. Arvind Sood left the Company in February 2025 and resigned from his position as member of the Executive Board. The position of President of U.S. Operations is not contemplated to be filled at this time. The Company and Mr. Sood are discussing his departure conditions.

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
Subsequent Developments
The Company plans to ask to the next General Meeting to be held on May 22, 2025 to approve its transformation into a société anonyme with a Board of Directors ("conseil d'administration"). This transformation is part of a strategic move to simplify and align Innate Pharma's corporate governance with international standards.
If the General Meeting approves this governance change, it will be asked to appoint as members to the Board of Directors, Irina Staatz-Granzer, Pascale Boissel, Sally Bennett, Véronique Chabernaud, Bpifrance (represented by Olivier Martinez), Jonathan Dickinson and two new members of the Board of Directors, Marty J. Duvall and Christian Itin. If the General Meeting approves this change in governance and the proposed composition of the Board of Directors, the Board of Directors is expected to appoint Irina Staatz-Granzer as its Chairwoman and Jonathan Dickinson as Chief Executive Officer at its first meeting after the General Meeting.
If shareholders do not approve the governance change, it would be proposed to renew the mandate of the current members of the Supervisory Board whose terms of office are due to expire – with the exception of Gilles Brisson and Jean-Yves Blay – and to appoint two new members, Marty J. Duvall and Christian Itin. The composition of the Executive Board would remain unchanged, as Jonathan Dickinson would remain Chairman and Yannis Morel and Sonia Quaratino would remain members (Arvind Sood resigned from his position on the Executive Board in February 2025).
Mr. Marty J. Duvall is a biotechnology executive based in the United States, with over 35 years of experience building companies in the pharmaceutical and biotechnology industry, focused in specialty therapeutics. Mr. Duvall’s main pharma experience includes global oncology leadership positions at Aventis and Merck. His biotech experience includes leading to strategic transactions at MGI Pharma, Abraxis Bioscience, and ARIAD, where he worked to build a footprint across the United States, Europe and Asia. His chief executive officer experience includes public companies (Tocagen and Oncopeptides) as well as private companies (Angiex). With an oncology focus over the last three decades, Mr. Duvall has helped launch and drive therapeutics for patients with a range of cancers.

Dr Christian Itin is a biotechnology company leader with more than 25 years of industry experience. He currently serves as CEO of Autolus Therapeutics. Previously, Mr. Itin was President and Chief Executive Officer of Micromet Inc., a formerly Nasdaq-listed biopharmaceutical company acquired in March 2012 by Amgen, Inc. Micromet developed the first T-cell engaging antibody Blincyto®. From 2016 to 2019, Mr. Itin was on the board of Kuros Biosciences serving as chairman from 2016 to 2018. Prior to Kuros he served as executive chairman of Cytos Biotechnology Ltd from 2012 to 2016 until its merger with Kuros Biosurgery, forming Kuros Biosciences. Kuros developed and is commercializing MagnetOS™, a synthetic bone graft replacing bone allo-or xenografts. Mr. Itin also served as non-executive director on the board of Kymab, Ltd, a privately held UK company from 2012 until its acquisition by Sanofi in 2021. He has a diploma in biology and holds a Ph.D. in cell biology summa cum laude from the University of Basel, Switzerland and performed post-doctoral research at the Biocenter of Basel University and at Stanford University School of Medicine, California.

B.Compensation.
Compensation of Members of the Executive and Supervisory Boards
Following the entry into force of the Sapin 2 Law (French law no. 2016-1691 of December 9, 2016), the Ordonnance no. 2019-1234 dated November 27, 2019 and the Decree no. 2019-1235 dated November 27, 2019, the payment of any variable or exceptional compensation attributed for a financial year to the Chairman of the Supervisory Board, the Chairman of the Executive Board and members of the Leadership Team, is subject to approval at the next ordinary general meeting (ex-post vote). The payments of the below variable compensations, for the year ended December 31, 2024, will be submitted for approval to the ordinary and extraordinary shareholder meeting to be held on May 22, 2025. In addition to the ex-post vote described above, French law also requires that the compensation policy for the members of the Executive and Supervisory Board for the year ending December 31, 2025 is subject to the approval at the ordinary general meeting relating to the year ending December 31, 2024.
Compensation of Members of the Supervisory Board
Attendance Fees
The Company pays attendance fees to the members of the Supervisory Board, except for the permanent representative of Bpifrance and the Chairwoman of the Supervisory Board. At its general meeting of shareholders held on May 23, 2024, shareholders set the total attendance fees to be distributed among the members of the Supervisory Board at €300,000. The attendance fees consist of a fixed portion and a variable portion based on attendance at meetings of the Supervisory Board and its committees. The following table shows the breakdown of the attendance fees for the year ended December 31, 2024:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€30,000
	Chair of the Audit Committee and Compensation and Nomination Committee	€10,000

Variable Portion (attendance fee at each meeting of the Supervisory Board, the Audit Committee, the Compensation and Nomination Committee and the Transaction Committee)	Supervisory Board Member (1)	€3,000
	Member of the Audit Committee or Compensation and Nomination Committee

Variable Portion (attendance fee at each meeting of an additional Supervisory Board, an Audit Committee, a Compensation and Nomination Committee and a Transaction Committee)	Supervisory Board Member	€1,500
	Transaction Committee or CSR Member
(1) reduction of 50% of variable portion received in the event of remote participation in the Supervisory Board meeting held to approve the annual and half-yearly financial statements, the annual strategic Supervisory Board meeting, the Supervisory Board meeting held to approve the budget, and the Supervisory Board meeting following the Annual General Meeting.

The following table sets forth information regarding the attendance fees earned by members of the Supervisory Board during the year ended December 31, 2024:

Member	Attendance Fees
Irina Staatz-Granzer	€100,000
Gilles Brisson	€29,000
Véronique Chabernaud	€53,000
Jean-Yves Blay	€34,000
Pascale Boissel	€64,000
Sally Bennett	€52,000

The Supervisory Board of March 26, 2025 decided to put to the vote of the shareholders at the General Meeting to be held on May 22, 2025, a total attendance fees envelope to be distributed among the members of the Supervisory Board amounting to €500,000 for the year ending December 31, 2025 . The following table shows the breakdown of Innate's attendance fees for the year ending December 31, 2025:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board Member	€30,000
	Chair of the Audit Committee and Compensation and Nomination Committee	€10,000

Variable Portion (attendance fee at each meeting of the Supervisory Board, the Audit Committee, the Compensation and Nomination Committee and the Transaction Committee)	Supervisory Board Member (1)	€3,000
	Member of the Audit Committee or Compensation and Nomination Committee

Variable Portion (attendance fee at each meeting of an additional Supervisory Board, an Audit Committee, a Compensation and Nomination Committee and a Transaction Committee)	Supervisory Board Member	€1,500
	Transaction Committee or CSR Member
(1) reduction of 50% of variable portion received in the event of remote participation in the Supervisory Board meeting held to approve the annual and half-yearly financial statements, the annual strategic Supervisory Board meeting, the Supervisory Board meeting held to approve the budget, and the Supervisory Board meeting following the Annual General Meeting.

Chairman Compensation
Irina Staatz-Granzer, the Chairwoman of the Supervisory Board, receives a specific compensation pursuant to article L.225-84 of the French Commercial Code for her duties as Chairwoman of the Supervisory Board. For the year ended December 31, 2024, Innate paid Irina Staatz-Granzer a specific compensation of €100,000 for the performance of her duties as Chairwoman of the Supervisory Board.

Compensation of Members of the Executive Board
Breakdown of the Executive Board Members' Compensation
During the year ended on December 31, 2024, the Executive Board consisted of Hervé Brailly, Jonathan Dickinson, Yannis Morel, Sonia Quaratino and Arvind Sood. Hervé Brailly served as interim CEO and Chairman of the Executive Board from January 1, 2024 to October 31, 2024. He was replaced by Jonathan Dickinson as CEO and Chairman of the Executive Board effective November 1, 2024. Arvind Sood resigned from his mandate of member of the Executive Board on February 3, 2025.
The compensation of members of the Executive Board is decided by the Supervisory Board upon recommendation by the Compensation and Nomination Committee. The compensation of Hervé Brailly and Jonathan Dickinson as Chairman of the Executive Board, is paid under their social mandate (mandat social), whereas the compensation of Yannis Morel, Sonia Quaratino and Arvind Sood is paid under their employment contract.
The compensation of members of the Executive Board includes the following components:
•Fixed Compensation. The members of the Executive Board receive a fixed compensation pursuant to their employment agreements or, in the case of the Chairman, his social mandate (mandat social).
•Annual Variable Compensation. The members of the Executive Board are eligible to receive annual variable compensation upon the recommendation of the Compensation and Nomination Committee based on the achievement of pre-specified objectives. For the year ended on December 31, 2024, such objectives were based on the achievement of the Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the executives to exceed their objectives.
The strategic pillars are the following: (i) partnering Lacutamab, (ii) completing IPH6501 dose level 3, (iii) IND filing by 3Q2024 for IPH4502, complemented by two other pillars: (iv) finance and (v) corporate.
Each pillar was subdivided into:
(i) core objectives; and
(ii) outperformance targets.
The weights of each pillar are as follows:
If 100% of the core objectives are achieved, 100% of the corresponding bonus is paid. If not 100% of the core objectives is achieved, the percentage of the bonus paid is proportional to the percentage of achievement of the core objectives. In case of outperformance for the year 2024, it may be decided to increase the amount of the bonus beyond 100% up to a limit of 150% based on other predefined criteria.
The outperformance targets may only be reached if 100% of the core objectives are reached.
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

2024 Compensation of Hervé Brailly
The following table sets forth the compensation earned by Hervé Brailly during the year ended on December 31, 2024:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€391,667	Gross fixed compensation pursuant to Hervé Brailly's social mandate (mandat social).
Annual Variable Compensation—Cash	€274,950	This amount represents Hervé Brailly’s annual variable compensation, based on his achievement of 100% of the annual objectives.
Performance Free Shares 2024	€301,500	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Hervé Brailly's of 150,000 performance free shares 2024.
Benefits in Kind	€6,928	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€975,045

2024 Compensation of Jonathan Dickinson
The following table sets forth the compensation earned by Jonathan Dickinson during the year ended on December 31, 2024:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€91,666	Gross fixed compensation pursuant to Jonathan Dickinson's social mandate (mandat social).
Annual Variable Compensation—Cash	0	N/A for 2024.
Free Shares 2024	€324,000	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Jonathan Dickinson of 200,000 free shares 2024.
Benefits in Kind	€19,583	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€435,249

2024 Compensation of Yannis Morel
The following table sets forth the compensation earned by Yannis Morel during the year ended on December 31, 2024:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€300,000	Gross fixed compensation pursuant to Yannis Morel’s employment contract.
Annual Variable Compensation—Cash	€120,000	This amount represents Yannis Morel’s annual variable compensation, based on his achievement of 100% of the annual objectives.
Performance Free Shares 2024	€280,500	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Yannis Morel of 150,000 performance free shares 2024.
Benefits in Kind	€9,292	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€709,792

2024 Compensation of Sonia Quaratino
The following table sets forth the compensation earned by Sonia Quaratino during the year ended on December 31, 2024:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€350,000	Gross fixed compensation pursuant to Sonia Quaratino’s employment contract.
Annual Variable Compensation—Cash	€140,000	This amount represents Sonia Quaratino’s annual variable compensation, based on his achievement of 100% of the annual objectives .
Performance Free Shares 2024	€280,500	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Sonia Quaratino of 150,000 performance free shares 2024.
Benefits in Kind	0	N/A.
Total Compensation	€770,500

2024 Compensation of Arvind Sood
The following table sets forth the compensation earned by Arvind Sood during the year ended on December 31, 2024:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	$299,038	Gross fixed compensation pursuant to Arvind Sood’s employment contract.
Annual Variable Compensation—Cash	$87,618	This amount represents Arvind Sood’s annual variable compensation, based on his achievement of 73,25% of the annual objectives .
Performance Free Shares 2024	$303,613	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Arvind Sood of 150,000 performance free shares 2024.
Stock Options 2024	$81,180	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Arvind Sood of 100,000 stock options 2024.
Free Shares 2024	$62,509	This amount was calculated in accordance with the IFRS 2 valuation of the grant to Arvind Sood of 25,000 free shares 2024.
Benefits in Kind	$20,400	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	$854,358

2025 Executive Board Members' Compensation
At the General Meeting to be held on May 22, 2025, the compensation of the members of the Executive Board sets forth in the following table for the year ending on December 31, 2025 will be put to the vote of the shareholders:

Type of Compensation	Jonathan Dickinson(1)	Yannis Morel	Sonia Quaratino
Fixed Compensation	€550,000	€300,000	€350,000
Maximum Annual Variable Compensation if 100% of the objectives are reached	€275,000	€120,000	€140,000
Maximum Annual Variable Compensation in case of over-performance (150%)	€330,000	€180,000	€210,000
(1) Jonathan Dickinson was not eligible for the Annual Variable Compensation for the year ended on December 31, 2024.

The variable compensation for the year ending on December 31, 2025 is based on the achievement of the Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the managers to exceed their objectives.
There are five pillars which are essential to the achievement of the strategic axes mentioned above.
Each pillar has been subdivided into:
(i) core objectives; and
(ii) outperformance targets.
The weights of each pillar are:

	Core objectives	Outperformance targets
Clinical & BD	25%	25%
Clinical	20%	20%
Clinical	20%	20%
Research and Explanatory Development	15%	15%
Finance	20%	20%
The annual objectives thus defined make it possible to reward the Company's expected performance but also to assess outperformance.
If 100% of the basic core objectives are achieved, 100% of the corresponding bonus is paid. If not 100% of the core objectives are achieved, the percentage of the bonus paid is proportional to the percentage of achievement of the core objectives. In case of outperformance for the year 2025, the amount of the bonus may be increased beyond 100% up to a limit of 150% based on other predefined criteria.
The outperformance targets may only be reached if 100% of the core objectives are reached.
At the General Meeting to be held on May 22, 2025, the allocation of free performance shares subject to capitalization evolution and internal conditions as well as the allocation of free shares subject to specific performance criteria will be put to the vote of its shareholders.
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
As of December 31, 2024, the Company had the following equity awards, warrants and free shares outstanding:
•167,460 ordinary shares issuable upon the exercise of 167,460 share warrants (BSA) outstanding as of December 31, 2024 at a weighted average exercise price of 7,84 € per ordinary share;
•1,045,722 ordinary shares issuable upon the exercise of 1,045,722 redeemable share warrants (BSAAR) outstanding as of December 31, 2024 at an exercise price of 7,20 € per ordinary share;
•755,240 ordinary shares issuable upon conversion of 6,248 free preferred shares (AGAP 2016) outstanding as of December 31, 2024;1
•618,760 ordinary shares issuable upon the vesting of 618,760 free shares (AGA) as of December 31, 2024;
1 This section does not take into account the AGAP 2016 that can no longer be converted by their holders due to the failure to meet the presence requirement, resulting in 6,248 exercisable AGAP 2016 out of the 6,494 granted.

•1,622,500 ordinary shares issuable upon definitive acquisition of 1,622,500 free performance shares 2022 (AGA de Performance 2022), assuming all performance and presence conditions are met;
•2,023,750 ordinary shares issuable upon definitive acquisition of 2,023,750 free performance shares 2023 (AGA de Performance 2023), assuming all performance and presence conditions are met;
•2,287,900 ordinary shares issuable upon definitive acquisition of 2,287,900 free performance shares 2024 (AGA de Performance 2024), assuming all performance and presence conditions are met; and
•100,000 ordinary shares issuable upon the exercise of 100,000 stock options outstanding as of December 31, 2024 at a weighted average exercise price of €2.18 per ordinary share.
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

The following table shows the BSA outstanding as of December 31, 2024:

Plan title	BSA 2015-1	BSA 2015-2	BSA 2017-1	BSA 2022-1	BSA 2023-1
Shareholder general meeting date	April 27, 2015	April 27, 2015	June 2, 2016	May 20, 2022	May 12, 2023
Date of issue	April 27, 2015	July 1, 2015	September 20, 2017	October 3, 2022	October 19, 2023
Total number of BSA authorized	150,000		150,000	50,000	70,000
Total number of BSA issued	70,000	14,200	37,000	8,260	38,000
Start date of the exercise period	April 27, 2015	July 1, 2015	September 20, 2019	October 3, 2024	October 19, 2025
End date of the exercise period	April 26, 2025	June 30, 2025	September 20, 2027	October 3, 2032	October 19, 2033
Exercise price per BSA/share	€9.59	€14.05	€11.00	€2.31	€2.26
Number of BSA exercised as of December 31, 2024	0	0	0	0	0
BSA cancelled or lapsed as of December 31, 2024	0	0	0	0	0
BSA remaining as of December 31, 2024	70,000	14,200	37,000	8,260	38,000
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
Innate's redeemable share warrants cannot be sold. The BSAAR have been granted to certain of the executive officers and employees.

The following table shows the BSAAR outstanding as of December 31, 2024:

Plan title	BSAAR 2015
Shareholder general meeting date	April 27, 2015

Date of issue	July 1, 2015

Total number of BSAAR issued	1,050,382

Start date of the exercise period	July 1, 2015

End date of the exercise period	June 30, 2025

BSAAR initial purchase price	€1.15

Exercise price per BSAAR/share	€7.20

Number of BSAAR exercised as of December 31, 2024	1,940

BSAAR cancelled or lapsed as of December 31, 2024	2,720

BSAAR remaining as of December 31, 2024	1,045,722
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

The following table shows the AGAs outstanding as of December 31, 2024:

Plan title (1)	AGA Perf Employees 2022	AGA Perf Management 2022	AGA Perf Employees 2023	AGA Perf Management 2023	AGA Perf Employees 2024	AGA Perf Management 2024-1	AGA Perf Management 2024-2
Shareholder general meeting date	May 20, 2022	May 20, 2022	May 12, 2023	May 12, 2023	May 23, 2024	May 23, 2024	May 23, 2024
Date of grant	December 12, 2022	December 12, 2022	December 21, 2023	December 21, 2023	November 13, 2024	August 1, 2024	November 13, 2024
Vesting Period	3 years	3 years	3 years	3 years	3 years	2 years	3 years
Holding period	None	None	None	None	None	None	None
Performance Conditions	Yes	Yes	Yes	Yes	Yes	Yes	Yes
Number of AGA granted	1,371,500	550,000	1,403,500	750,000	1,162,900	150,000	975,000
Number of vested AGA as of December 31, 2024	0	0	0	0	0	0	0
Number of lapsed AGA as of December 31, 2024	299,000	0	129,750	0	0	0	0
Number of AGA under a vesting period as of December 31, 2024	1,072,500	550,000	1,273,750	750,000	1,162,900	150,000	975,000

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

Plan title (1)	AGA New members 2023	AGA New members 2024	AGA Employees 2024	AGA Management 2024
Shareholder general meeting date	May 20, 2022	May 20, 2022	May 12, 2023	May 23, 2024
Date of grant	November 2, 2023	February 15, 2024	November 13, 2024	November 13, 2024
Vesting Period	3 years	3 years	3 years	3 years
Holding period	None	None	None	None
Performance Conditions	No	No	No	No
Number of AGA granted	25,000	25,000	370,560	200,000
Number of vested AGA as of December 31, 2024	0	0	0	0
Number of lapsed AGA as of December 31, 2024	0	0	1,800	0
Number of AGA under a vesting period as of December 31, 2024	25,000	25,000	368,760	200,000

The following authorization will be submitted for approval to the general meeting of the shareholders to be held on May 22, 2025: (i) up to 1,275,000 free shares with performance conditions to the benefit of executive officers, employed members of the Leadership Team, employed senior executives and/or corporate officers, (ii) up to 1,500,000 free shares with performance conditions to the benefit of employees, (iii) up to 100,000 free shares to the benefit of new executive officers without performance conditions, (iv) up to 150,000 free shares to the benefit of executive officers, employed members of the Executive Committee, employed senior executives and/or corporate officers, (v) up to 500,000 free shares to the benefit of employees, (vi) up to 300,000 free shares to the benefit of employees and Leadership

Team and Executive Board (excluding the Chairman) members as part of the employee saving plan and (vii) up to 60,000 warrants to the benefit of independent Supervisory Board members to be issued at the fair market value.
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
The 2017 AGAP are not convertible since the performance criteria were not met.
The following table shows the AGAPs outstanding as of December 31, 2024:

Plan title	AGAP Management 2016-1	AGAP Management 2016-2	AGAP Employees 2016-1
Shareholder general meeting date	June 2, 2016	June 2, 2016	June 2, 2016
Date of grant	October 21, 2016	December 30, 2016	October 21, 2016
Number of AGAP granted	2,000	3,000	2,486
Maximum number of ordinary shares into which each AGAP can be converted	130	111	130
Number of AGAP lapsed during the vesting period	450	0	105
Number of vested AGAP	1,550	3,000	2,381
Number of lapsed AGAP during the lock up period	100	0	146
Number of outstanding AGAP	1,200	3,000	2,048

C.Board Practices
Boards composition
The following table sets forth the names of our current members of the Executive Board and of the Supervisory Board, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment	Term Expiration Year
Executive Board Members
Jonathan Dickinson, MBA, BSc	Chairman of the Executive Board	2024	2027
Yannis Morel, Ph.D.	Member of the Executive Board	2015	2027
Sonia Quaratino, M.D., Ph.D.	Member of the Executive Board	2024	2027

Supervisory Board Members
Irina Staatz-Granzer, Ph.D.	Chairwoman of the Supervisory Board	2009	2025
Pascale Boissel	Vice Chairwoman of the Supervisory Board	2020	2025
Jean-Yves Blay, Ph.D.	Member of the Supervisory Board	2017	2025
Gilles Brisson	Member of the Supervisory Board	2007	2025
Véronique Chabernaud, M.D.	Member of the Supervisory Board	2015	2025
Olivier Martinez	Member of the Supervisory Board	2017	2025
Sally Bennett	Member of the Supervisory Board	2022	2025

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

Supervisory Board Committees
The Supervisory Board has established an Audit Committee, a Compensation and Nomination Committee, a Corporate and Social Responsibility Committee and a Transactions Committee, which operate pursuant to rules set forth in the charter of the Supervisory Board.
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
The Company's Supervisory Board has determined that Sally Bennett, Irina Staatz-Granzer and Pascale Boissel are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Supervisory Board has further determined that Pascale Boissel is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq Listing Rules.
The principal responsibility of the Audit Committee is to monitor the existence and efficacy of the financial audit and risk control procedures on an ongoing basis, and the Audit Committee charter is contained in the Supervisory Board’s charter.
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
Compensation and Nomination Committee
Innate's Compensation and Nomination Committee assists the Supervisory Board in reviewing and making recommendations to the Supervisory Board with respect to the appointment and the compensation of the members of the Executive Board, Supervisory Board and Leadership Team and other key employees. In accordance with the Compensation and Nomination Committee charter contained in the Supervisory Board's charter, the Compensation and Nomination Committee is composed of at least two members appointed by the Supervisory Board. As of December 31, 2024, the members of the committee are Pascale Boissel, Irina Staatz-Granzer, Véronique Chabernaud and Jean-Yves Blay. The Company's Supervisory Board has determined that Pascale Boissel, Irina Staatz-Granzer, Véronique Chabernaud and Jean-Yves Blay are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act.
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
Transactions Committee
Innate's Transactions Committee assists the Supervisory Board in examining the business and corporate development opportunities available to us, which may include the acquisition of rights to products or the acquisition of other companies as well as out-licensing opportunities. As of December 31, 2024, the members of this committee are Irina Staatz-Granzer, Bpifrance and Gilles Brisson. Currently, Irina Staatz-Granzer is an independent member and Chairman of the Transactions Committee.
Innate Pharma's Supervisory Board has specifically assigned the following duties to the Transactions Committee:
•to analyze the fundamentals of the products and/or companies targeted by us, the feasibility of targeted acquisitions; and
•to participate in the selection of investment bankers and/or consultants.

CSR Committee
The Supervisory Board of September 14, 2022, on the recommendation of the Compensation and Nomination Committee of September 12, 2022, decided to set up a CSR Committee. The first meeting of the committee was held on July 5, 2023.
As of December 31, 2024, the members of the CSR Committee are Sally Bennett, Véronique Chabernaud, Irina Staatz-Granzer and Olivier Martinez.
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
The Strategic Advisory Board’s role is to assist Innate in the strategic choices in scientific and technical fields. Its main missions are to evaluate the relevance of the choices in terms of product development and to propose, if necessary, changes to strategic or technical approaches; to advise management and guide the scientific direction in identifying strategies and selecting product candidates, based, in particular, on the scientific results obtained by us, including new targets and new compounds and to promote and advise Innate in the alliance strategies, such as external growth supporting synergies, including acquisition of new competences, purchase of operating rights, product candidates and innovative technologies. The Strategic Advisory Board is comprised of Aurélien Marabelle, Diane Mathis, Miriam Merad, Katy Rezvani, and Mario Sznol. Dr. Merad is the Chairman of the Strategic Advisory Board.
Aurélien Marabelle, M.D., Ph.D., is a medical oncologist and immunologist. His clinical practice is dedicated to early Phase clinical trials of cancer immunotherapies at the Gustave Roussy Cancer Center where he also leads a translational research laboratory dedicated to cancer immunology & immunotherapies (INSERM U1015 & CIC1428). He is a full professor of Clinical Immunology at the University of Paris Saclay, an active member of ESMO, ASCO, AACR, SITC, EATI and is the current vice-president and co-founder of the French Society for Cancer Immunotherapies (FITC). He has published more than 280 peer reviewed publications and has an H-index of 71.
Diane Mathis, obtained a Ph.D. from the University of Rochester and performed postdoctoral studies at the Laboratoire de Génétique Moléculaire des Eucaryotes in Strasbourg, France and Stanford University Medical Center. She returned to Strasbourg at the end of 1983, establishing a laboratory at the LGME (later the Institut de Genetique et de Biologie Moleculare et Cellulaire (IGBMC)) in conjunction with Dr. Christophe Benoist. The lab moved to the Joslin Diabetes Center in Boston in 1999. Through 2008, Dr. Mathis was a Professor of Medicine at Brigham and Women’s Hospital and Harvard Medical School (HMS), and Associate Research Director and Head of the Section on Immunology and Immunogenetics at Joslin. She is currently a Professor in the Department of Immunology at HMS and holder of the Morton

Grove-Rasmussen Chair in Immunohematology. She is also a Principal Faculty Member at the Harvard Stem Cell Institute and an Associate Faculty Member of the Broad Institute. She presently serves on the advisory boards of Rockefeller University, the Howard Hughes Medical Institute, Genentech, Pfizer, Amgen, Janssen and Goldman Sachs Life Sciences (amongst others), and of several research institutes worldwide. Diane Mathis was elected to the U.S. National Academy of Sciences in 2003, the German Academy in 2007, and the American Academy of Arts and Sciences in 2012. She received the Excellence in Science Award from the Federation of American Societies in Experimental Biology in 2016, the inaugural Menarini Prize for outstanding Woman Immunologist from the International Union of Immunological Societies in 2023 and the William B Coley Award for Distinguished Research in Basic Immunology from the Cancer Research Institute in 2024. Her lab works in the fields of T cell differentiation, immunological tolerance, autoimmunity and inflammation. She has trained over 175 students and postdoctoral fellows from all over the world.
Miriam Merad, M.D., Ph.D., is Director of the Precision Immunology Institute at Mount Sinai School of Medicine in New York (PrIISM), Inaugural chai of the Department of Immunology and Immunotherapy and the Director of the Mount Sinai Human Immune Monitoring Center (HIMC). Miriam Merad is an internationally renowned physician-scientist with expertise in human disease immunology. Miriam Merad has identified the tissue-resident macrophage lineage and revealed its distinct role in organ physiology and pathophysiology. She has demonstrated the contribution of this macrophage lineage to cancer progression and inflammatory diseases. She is currently working on the development of new therapies targeting macrophages for these pathologies. In addition to her work on macrophages, Miriam Merad is known for her work on dendritic cells, a group of cells that control adaptive immunity. She has identified a new subset of dendritic cells, which is now considered to be a key target for antiviral and antitumor immunity. Miriam Merad is the author of more than 300 articles and reviews in leading journals. Her work has been cited several thousand times. She is an elected member of the American Society of Clinical Investigation and has received the William B. Coley Award for her contributions to the field of cancer immunology. She is an elected member of the U.S. National Academy of Sciences and in 2023 to the U.S. National Academy of Medicine and a Fellow of the AACR academy and ImmunoOncology academies. She is also President of the International Union of Immunological Societies (IUIS)
Katy Rezvani, M.D., Ph.D., is a professor of medicine at the University of Texas MD Anderson Cancer Center, where she serves as the Vice President & Head, Cell Therapy Institute for Discovery and Innovation, Sally Cooper Murray Chair in Cancer Research, and medical director of the GMP Facility. She leads a research lab with a focus on NK cell biology and developing novel NK cell engineering strategies for cancer, with the aim of translating these discoveries to the clinic. Katy Rezvani completed her medical training at University College London, England and her Ph.D. at Imperial College London. She completed her training in immunology and transplantation biology at the National Institutes of Health, Bethesda, MD. In addition, she has co-authored over 250 peer-reviewed publications and received multiple prizes and awards, including the American Society of Hematology E. Donnall Thomas award.
Mario Sznol, M.D., is Professor of Internal Medicine, Leader of the Clinical Research Team in Melanoma and Kidney Cancer, and Co-Leader of the Cancer Immunology Program. Mario Sznol is a graduate of Rice University and Baylor College of Medicine (BCM) in Houston, Texas. He trained in internal medicine at BCM and completed a fellowship in medical oncology in the Department of Neoplastic Diseases at Mount Sinai Hospital, New York. He spent the next twelve years in the Biologics Evaluation Section (BES), Investigational Drug Branch (IDB), Cancer Therapy Evaluation Program of the National Cancer Institute, and was BES Chief from 1994 to 1999. He was on the inpatient units of the Biological Response Modifiers Program, NCI, from 1988 to 1996, and on the immunotherapy service of the Surgery Branch, NCI, from 1997 to 1999. From 1999 to 2004, he served as Vice President of Clinical Development of Vion Pharmaceuticals in New Haven, Connecticut. Mario Sznol is a past president of the

Society for Immunotherapy of Cancer (SITC). Mario Sznol's areas of interest include early drug development, immunotherapy and treatments for advanced melanoma and kidney cancer.
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
As of December 31, 2024, the members of the Leadership Team were Jonathan Dickinson, Yannis Morel, Sonia Quaratino, Arvind Sood, Odile Belzunce, Odile Laurent, Nicola Beltraminelli, Claire de Saint Blanquat, Henry Wheeler and Frédéric Lombard. Eric Vivier, the Senior Vice President, Chief Scientific Officer, is a permanent guest to the meetings of the Leadership Team.
Corporate Governance Practices
As a general matter, the Company’s Supervisory Board practices comply with the recommendations of the Middlenext corporate governance code, with certain exceptions.
For an overview of Innate's corporate governance practices and the ways they may differ from Nasdaq’s corporate governance listing rules, see “Item 16G.—Corporate Governance.”
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
D. Employees
As of December 31, 2024, the Company had 181 employees. Pursuant to French law, employees of Innate Pharma are subject to the French national collective bargaining agreement of Pharmaceutical Industries (Convention collective Nationale des Industries Pharmaceutiques). The Company believes that it maintains good relations with its employees. The following tables show the number of employees as of December 31, 2024, broken out by department:

Full-time equivalent employees of Innate Pharma SA and Innate Pharma Inc.	As of December 31, 2024
Research and development	135
General and administrative	36
Leadership Team	10
Total	181

E.Share Ownership
For information regarding the share ownership of the directors and executive officers, see “Item 6.B—Compensation” and “Item 7.A—Major Shareholders.”

F. Disclosure of any action to recover erroneously awarded compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes set forth, as of April 25, 2025, information regarding beneficial ownership of the ordinary shares by:
•each person, or group of affiliated persons, known by Innate to beneficially own more than 5% of the ordinary shares;
•each of the Leadership Team and Supervisory Board members individually; and
•all of the Executive Board and Supervisory Board members as a group.
Assuming that all of the ordinary shares represented by ADSs are held by residents of the United States, as of December 31, 2024, the Company estimates that approximately 4.7 million shares, or 5.67% of the outstanding ordinary shares were held of record by residents of the United States.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of April 25, 2025 and options and warrants that are currently exercisable or exercisable within 60 days of April 25, 2025. Ordinary shares subject to free shares, options and warrants currently exercisable or exercisable within 60 days of April 25, 2025 are deemed to be outstanding for computing the percentage of ownership of the person holding these free shares, options or warrants and the percentage of ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).
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

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Novo Nordisk A/S(1)	9,817,546	10.65%
Sanofi(2)	8,345,387	9.05%
MedImmune Limited(3)	7,485,500	8.12%
Bpifrance Participations S.A.(4)	6,389,406	6.93%
All 5% Shareholders	32,037,839	34.76%
Executive Board and Supervisory Board members and other executive officers:
Jonathan Dickinson, MBA, BSc(5)	0	—%
Yannis Morel, Ph.D.(6)	420,692	*%
Sonia Quaratino, MD, PhD (7)	0	—%
Arvind Sood (8)	0	—%
Irina Staatz-Granzer (9)	45,100	*%
Gilles Brisson (10)	98,059	*%
Véronique Chabernaud(11)	24,860	*%
Jean-Yves Blay (12)	50	*%
Pascale Boissel(13)	9,260	*%
Sally Bennett(14)	2,500	*%
Eric Vivier, D.V.M.(15)	235,911	*%
Odile Belzunce(16)	102,749	*%
Odile Laurent (17)	63,662	*%
Frédéric Lombard (18)	35,362	*%
Nicola Beltraminelli (19)	4,246	*%
Claire de St Blanquat (20)	25,668	*%
Henry Wheeler (21)	18,785	*%
All members of our Executive Board, Supervisory Board and other Leadership Team member as a group	1,086,904	1.18%
(1)Amounts beneficially owned were reported pursuant to a Schedule 13G filed with the SEC on February 3, 2020. Consists of 9,817,546 ordinary shares. The principal business address for Novo Nordisk A/S is Novo Allé, 2880 Bagsvaerd, Denmark. The percentage of beneficial ownership is based on 92,157,148 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of April 25, 2025.
(2)Amounts beneficially owned were reported pursuant to a Schedule 13G filed with the SEC on April 29, 2025. Consists of 8,345,387 ordinary shares held by Sanofi-Aventis Participations SAS, an indirectly wholly-owned subsidiary of Sanofi. The principal business address of Sanofi is 46, avenue de la Grande Armée, 75017 Paris, France. Sanofi’s percentage of beneficial ownership is based on 92,157,148 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of April 25, 2025.

(3)Amounts beneficially owned were reported pursuant to a Schedule 13D filed with the SEC on October 25, 2019. Consists of 7,485,500 ordinary shares held by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. The principal business address for MedImmune Limited is Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the Ordinary Shares held by MedImmune Limited. AstraZeneca PLC may be deemed to beneficially own the ordinary shares. The principal business address for AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom. Percentage of beneficial ownership is based on 92,157,148 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of April 25, 2025.
(4)Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on December 6, 2022. Consists of 6,389,406 ordinary shares. The principal business address for Bpifrance Participations S.A. is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex, France. Bpifrance S.A. may be deemed to be the beneficial owner of 6,389,406 ordinary shares (corresponding to 6,389,406 voting rights), indirectly through its ownership of Bpifrance Participations S.A. The principal business address for Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex, France. EPIC Bpifrance may be deemed to be the beneficial owner of 6,389,406 ordinary shares (corresponding to 6,389,406 voting rights), indirectly through its joint ownership and control of Bpifrance S.A. The principal business address for EPIC Bpifrance is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex, France. Caisse des Dépôts et consignations may be deemed to be the beneficial owner of (i) 6,389,406 ordinary shares, indirectly through its joint ownership and control of Bpifrance S.A., and (ii) 797,222 ordinary shares, indirectly through CDC Croissance S.A., its wholly-owned subsidiary. The principal business address for Caisse des Dépôts et consignations is c/o 56, rue de Lille, 75007 Paris, France. Percentage of beneficial ownership is based on 92,157,148 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of April 25, 2025.
(5)N/A
(6)Consists of 274,192 ordinary shares, 450 preferred shares 2016 which are convertible into 58,500 ordinary shares (AGAP 2016) and 88,000 redeemable warrants which are exercisable since July 1, 2015 (BSAAR 2015).
(7)N/A
(8)N/A
(9)Consists of 25,100 ordinary shares, 10,000 warrants which are exercisable since April 27, 2015 (BSA 2015-1), 10,000 warrants which are exercisable since September 20, 2019 (BSA 2017).
(10)Consists of 73,059 ordinary shares, 15,000 warrants which are exercisable since April 27, 2015 (BSA 2015-1), 10,000 warrants which are exercisable since September 20, 2019 (BSA 2017).
(11)Consists of 660 ordinary shares, 14,200 warrants which are exercisable since July 1, 2015 (BSA 2015-2), 10,000 warrants which are exercisable since September 20, 2019 (BSA 2017).
(12)Consists of 50 ordinary shares.
(13)Consists of 1,000 ordinary shares and 8,260 warrants which are exercisable since October 3, 2024 (BSA 2022).
(14) Consists of 2,500 ordinary shares.
(15) Consists of 235,911 ordinary shares.
(16) Consists of 86,249 ordinary shares, 50 preferred shares 2016 which are convertible into 6,500 ordinary shares (AGAP 2016) and 10,000 redeemable warrants which are exercisable since July 1, 2015 (BSAAR 2015).
(17) Consists of 63,662 ordinary shares.
(18) Consists of 35,362 ordinary shares.
(19) Consists of 4,246 ordinary shares.
(20) Consists of 25,668 ordinary shares.
(21) Consists of 18,785 ordinary shares.
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

B.Related Party Transactions.
Since January 1, 2024, the Company has engaged in the following transactions with members of its Executive and Supervisory Boards and holders of more than 5% of its outstanding voting securities, and their respective affiliates, which Innate refers to as its related parties.
Arrangements with the Members of the Executive and Supervisory Boards
Director and Executive Officer Compensation
See “Item 6B—Compensation—Limitations on Liability and Indemnification Matters” for information regarding compensation of the members of the Supervisory and Executive Boards.
On December 15, 2023, following Mondher Mahjoubi’s resignation from his position as Chairman of the Executive Board effective December 31, 2023, the Supervisory Board authorized the conclusion of a service agreement with him for the month of January 2024, for compensation equivalent to his monthly fixed salary, i.e., the sum of €39,000
On January 3, 2024, following his appointment as Interim Chairman of the Executive Board, the Supervisory Board authorized the conclusion of a mandate agreement between the Company and Hervé Brailly, which includes the benefit of a French pension contract of €5,503.28.
On January 3, 2024, following his appointment as Chief Operating Officer, member of the Executive Board, the Supervisory Board authorized the entry into of an amendment to an employment contract between the Company and Yannis Morel, which includes, a fixed annual remuneration of €300,000 and a French pension contract of €5,662.02.
On January 3, 2024, following her appointment as a member of the Executive Board, the Supervisory Board authorized the entry into of an amendment to an employment contract between the Company and Sonia Quaratino, which includes an individual bonus of 40% based on reaching certain specified targets, rising to 60% in the event of outperformance.
On October 11, 2024, the Supervisory Board authorized the conclusion of a consulting agreement with Addexpert and then, after expiration of that agreement, with Kervrant Biotech, a company wholly owned by Hervé Brailly, to continue the consulting and support services for the new Chairman of the Executive Board during the transition period, until May 31, 2025, at the latest, for a maximum amount of 10,000 € a month, depending on time spent.
On June 1, 2024, the Supervisory Board authorized the conclusion of a consulting agreement with Ariana Pharmaceuticals, a company in which Véronique Chabernaud is acting CMO and Jean-Yves Blay is a scientific advisor, aimed at using artificial intelligence to accelerate the development of the Company's products.
On May 12, 2023, the Supervisory Board authorized the conclusion of an agreement between Innate Pharma and Jean-Yves Blay in his capacity as a member of the Supervisory Board, to define the terms and conditions under which Jean-Yves Blay participates in the Supervisory Board.

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
With respect to an arbitral decision rendered in December 2021 relating to milestone payments received by the Company under the collaboration and option agreement that the Company signed the 2018 AZ Option Agreement, see Note 6 to the consolidated financial statements included as part of this Annual Report.
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
Executive Board (Articles 14 to 16 of the Bylaws)
The Executive Board is responsible for our management and is composed of a minimum of two members and a maximum of seven members who perform their duties under the supervision of the Supervisory Board.

Members of the Executive Board
The members of the Executive Board are appointed or have their appointments renewed by the Supervisory Board. The members of the Executive Board must be individuals. They are not required to be shareholders. They may be French citizens or citizens of other countries. Members of the Executive Board cannot be members of the Supervisory Board.
The maximum age for being a member of the Executive Board is 70 years. If the age limitation is exceeded, the term of the exceeding member of the Executive Board expires during the General Meeting of the shareholders following the anniversary date.
The limitations on having an appointment concurrently with an appointment in another company are subject to the applicable legal and regulatory provisions.
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
At least three-quarters of the members of the Executive Board must be present or represented to constitute a quorum and decisions are made by a majority of the members of the Executive Board present or represented. Each member has one vote. In case of equality of expressed votes either in favor or against a decision (abstentions are not taken into account), the Chairman of the Executive Board has a casting vote.
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
Compensation of the Executive Board
The method and amount of compensation for each member of the Executive Board is determined by the Supervisory Board when appointing such member, as the case may be.
Supervisory Board (Articles 17 to 22 of the Bylaws)
Members of the Supervisory Board
The Executive Board is supervised by a Supervisory Board made up of a minimum of three members and a maximum of eighteen. The members of the Supervisory Board are appointed for a renewable term of two years at the general meeting of shareholders, which may revoke their appointments at any time. The appointees are selected from among the shareholders or not, and may be individuals or companies. Each member must own at least one of our ordinary shares for the entire term of the appointment. Members of the Supervisory Board cannot be members of the Executive Board.
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
At least half of the members of the Supervisory Board must be present (or deemed present in case of use of videoconference or any other telecommunication means) to constitute a quorum and decisions are made by a majority of the members of the Supervisory Board present (or deemed present in case of use of videoconference or any other telecommunication means) or represented, it being specified that in a case of a split-vote, the Chairman of the meeting shall have the tiebreaking vote.
The Supervisory Board exercises permanent control over our management by the Executive Board and the powers explicitly conferred on it by the French laws. It alone has the authority to authorize certain significant transactions.
Under French law, any agreement entered into, directly or through an intermediary, between us and one of the members of the Executive Board or Supervisory Board, or a shareholder that holds over 10% of the voting rights, or, if such shareholder is a company, the controlling company thereof, must be subject to prior authorization from the Supervisory Board. The interested member cannot participate in the deliberations, nor vote on such decision. The same applies to agreements in which a person referred above has an indirect interest. Such prior authorization also applies to agreements between us and another company if one of the members of our Executive Board or Supervisory Board is the owner, a partner with unlimited liability, manager, director, managing director, member of the Executive Board or of the Supervisory Board, or, in a general manner is in a position of responsibility within the other company. These provisions are not applicable to agreements concerning day-to-day operations entered into under normal conditions.
In a report to the General Meeting of shareholders attached to the Executive Board’s Management Report, the Supervisory Board reports on the conditions for preparing and organizing the work of the Supervisory Board as well as the internal control procedures set up by us.
Compensation of the Supervisory Board
Compensation for their attendance at board meetings (formerly known as jetons de présence) is determined at the annual ordinary General Meeting. The General Meeting of shareholders may allocate an annual fixed sum and our Supervisory Board allocates this sum among its members as it sees fit. In addition, the Supervisory Board may allocate exceptional compensation (rémunération exceptionnelle) for missions or mandates entrusted to its members; in this case, this remuneration is subject to the provisions regarding related-parties agreements.

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
The final date for returning the votes is set forth by law.
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

C.Material Contracts.
Strategic Collaborations and License Agreements
AstraZeneca
Co-Development Agreement (monalizumab)
In October 2018, the Company entered into a co-development and license agreement relating to all products containing monalizumab (the "Co-Development Agreement") with MedImmune, a wholly owned subsidiary of AstraZeneca, which Innate refers to as AstraZeneca. Under the Co-Development Agreement, the Company granted to AstraZeneca a worldwide, exclusive license, subject to certain exclusions, to certain of its patents and know-how to develop, manufacture and commercialize licensed products, including monalizumab, in the field of diagnosis, prevention and treatment of oncology diseases and conditions. The Company further granted to AstraZeneca a worldwide, non-exclusive license to certain of its other patents to develop, manufacture and commercialize licensed products, including monalizumab, in the field of diagnosis, prevention and treatment of oncology diseases and conditions. The Company retains the rights under the licensed patents and know-how to, among other things, co-promote licensed products in certain European countries,pursuant to its option to co-promote, and exploit the licensed patents and know-how to research, develop and commercialize the licensed products outside of the field of diagnosis, prevention and treatment of oncology diseases and conditions.
Under the Co-Development Agreement, the Company is required to collaborate with AstraZeneca to develop and commercialize licensed products. AstraZeneca will be the lead party in developing the licensed products and licensed product in certain major markets. Each party will have to use commercially reasonable efforts to complete certain development activities in accordance with a specified development plan.
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
In April 2022, the Company announced that AstraZeneca enrolled the first patient in a second Phase 3 trial, PACIFIC-9, evaluating durvalumab in a combination with monalizumab or oleclumab in patients with unresectable, Stage III NSCLC, which triggered a $50 million milestone payment from AstraZeneca Innate.
Separately, AstraZeneca also announced that it is starting a Phase 2 clinical trial, NeoCOAST-2, that includes a treatment arm with durvalumab in combination with chemotherapy and monalizumab in resectable, early-stage NSCLC.
AstraZeneca is responsible for the promotion of licensed products worldwide, subject to Innate's option to co-promote the licensed products in certain European countries. Should the Company elect not to co-promote, its share of profits in Europe will be reduced by a specified amount of percentage points not to exceed the mid-single digits.
The development by AstraZeneca of a licensed product under the Co-Development Agreement is subject to certain reciprocal non-compete obligations.
AstraZeneca is obligated to pay Innate up to $775 million in the aggregate upon the achievement of certain development and regulatory milestones ($350 million), and commercialization milestones ($425 million). As described above, the arrangement also provides for a 50% profit share and, subject to certain deferrals of reimbursement, loss share of licensed products in Europe if the Company does not opt out of its co-funding and co-promoting obligations. In addition, the Company will be eligible to receive tiered royalties ranging from a low double-digit to mid-teen percentage on net sales of licensed products outside of Europe. The royalties payable to Innate under the Co-Development Agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection.
Innate's right to receive royalties under the Co-Development Agreement expires, on a licensed product-by-licensed product and country-by-country basis, on the latest of: (i) the tenth anniversary of the first commercial sale of such licensed product in such country, or in the case of European countries, in any European country, (ii) the expiration of regulatory exclusivity for such licensed product in such country and (iii) the expiration of the last-to-expire valid licensed patent claim subject to the agreement that covers such licensed product in such country.

Unless earlier terminated, the term of the Co-Development Agreement will expire on the date on which all of AstraZeneca’s payment obligations have expired. The Company may terminate the Co-Development Agreement if AstraZeneca challenges any patent licensed to it under the agreement. AstraZeneca may terminate the Co-Development Agreement in its entirety for convenience at any time effective upon 120 days’ prior written notice to us. Either party may terminate the Co-Development Agreement in the event of an uncured material breach by the other party or for certain bankruptcy or insolvency events involving the other party.
If the Co-Development Agreement is terminated by AstraZeneca for convenience or by Innate for AstraZeneca’s material breach, insolvency or a patent challenge by AstraZeneca, all licenses and rights granted under the agreement terminate, however, upon any such termination, AstraZeneca would grant Innate an exclusive, worldwide, royalty-bearing right and license, with the right to grant sublicenses, under technology developed by AstraZeneca and incorporated into or necessary for the exploitation of licensed products, except for certain manufacturing technology that would require a separate agreement. If the Co-Development Agreement is terminated by AstraZeneca for Innate's material breach or insolvency, AstraZeneca has the right to continue the agreement by providing written notice to us. If AstraZeneca provides Innate with such written notice, among other things, its rights under the co-promote option will terminate and the Company must cease any development, manufacture or commercialization activities under the agreement.

Collaboration and Option Agreement with AstraZeneca relating to CD39
In October 2018, the Company entered into a collaboration and option agreement relating to IPH5201, or the CD39 Option Agreement. The Company received an initial payment of $50 million under this agreement, $26 million of which was received in October 2018 and $24 million of which was received in January 2019. Pursuant to the 2018 CD39 Option Agreement, the Company granted to AstraZeneca an exclusive option to obtain an exclusive license to certain of its patents and know-how to develop and commercialize licensed products, including IPH5201 in the field of the diagnosis, prevention and treatment of all diseases and conditions in humans or animals, subject to certain limitations.
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
In 2020, the Company made a payment to Novo Nordisk A/S of €1 million under the 2017 Novo Agreement, covered by Bpifrance funding, in respect of the start of a Phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia. In July 2021, based on the Phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia, results of which did not meet its primary endpoints in all three cohorts of the trial, the Company has stopped stop exploring avdoralimab in COVID-19.
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
Sanofi
Collaboration and Licensing agreement (2016) IPH6101 and IPH6401
IPH6101
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
The Company will work together with Sanofi on the generation and evaluation of up to two bispecific NK cell engagers, using its technology and Sanofi’s tumor targets. Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. The Company will be eligible for up to €192.0 million in payments, primarily upon the achievement of development and commercial milestones, as well as royalties ranging from a mid to high single-digit percentage on net sales.
On January 5, 2021, the Company announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND) enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format. The decision triggered a €7 million milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579. Additionally, in January 2021, a GLP-toxicology study was initiated for the IPH6101/SAR443579 program. In December 2021, the Company announced that the first patient was dosed in a Phase 1/2 clinical trial, evaluating IPH6101/SAR443579, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). The start of the trial triggered a milestone payment. The Company received €3.0m from Sanofi following the initiation of a GLP-tox Study and the launching of the first Phase 1 clinical trial in humans in relapsed of refractory AML with IPH6101/SAR443579, respectively in January and December 2021.
In April 2024, Sanofi advanced SAR’579 / IPH6101, to the Phase 2 preliminary dose expansion of the trial. Under the terms of the research collaboration and licensing agreement, the progression to the dose expansion part of the trial triggered a milestone payment from Sanofi to Innate of €4 million.
On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®), effective as of June 30, 2025. Innate will regain its rights on July 1, 2025.

IPH6401
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
The Company announced on March 27, 2025, that the clinical study will be terminated early as Sanofi will now pursue the development of IPH6401/SAR'514 in autoimmune indications.

Research Collaboration and Licensing agreement (2022) relating to Innate’s ANKET® program - IPH62 and IPH67
IPH62
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
IPH67
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
During the third quarter 2024, Sanofi terminated the IPH67 license. As a consequence, Innate has regained the full rights to IPH67, an NK-cell engager program in solid tumors from Innate’s ANKET® platform. As a result of such termination and resumptions of rights, Sanofi retains a right to compensation regarding any future revenue that Innate Pharma may receive for licenses of or assigning rights related to Nectin-4, as well as payments based on milestones upon certain authorizations being obtained should the Company develop IPH67 itself, and an ongoing royalty fee in the low-single digits on future net sales. The rest of the 2022 research collaboration and license agreement remains unchanged.
Orega
Orega License Agreement with Orega relating to IPH5201
Pursuant to its licensing agreement with Orega Biotech, Innate acquired an exclusive license to Orega Biotech’s intellectual property rights relating to its anti-CD39 checkpoint inhibitor program. As of December 31, 2018, the Company had paid a total amount of €1.8 million to Orega Biotech for the acquisition of these intellectual property rights, and in June 2019, the Company paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration relating to the 2018 AZ Option Agreement. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone pursuant to Innate’s collaboration agreement with AstraZeneca and Innate made a €2.5 million milestone payment in April 2020 and a €0.2 million milestone payment in June 2020 to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS. In June 2022, Innate received a $5 million milestone payment from AstraZeneca upon signature of an amendment to the 2018 CD39 Option Agreement (see above) and made a €0.6 million milestone payment to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS.
Unless earlier terminated, the Company may also pay Orega Biotech up to an additional €47 million in the aggregate upon the achievement of development and regulatory milestones. Finally, the Company will be required to pay a low-teen percentage of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201.

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
Distributions. Subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (including any amounts withheld in respect of foreign tax) actually or constructively received by a U.S. holder with respect to the ordinary shares or ADSs will generally be taxable to the U.S. holder as a dividend to the extent of the U.S. holder’s pro rata share of the current or accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will generally be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder’s adjusted tax basis in the ordinary shares or ADSs. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the ordinary shares or ADSs for more than one year as of the time such distribution is received. However, since the Company does not calculate its earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on the ordinary shares or ADSs applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year), or qualified dividend income if the Company is a

“qualified foreign corporation” and certain other requirements are met. A non-U.S. corporation (other than a corporation that is a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on ADSs which are readily tradable on an established securities market in the United States. The ADSs are listed on the Nasdaq Global Select Market, which is an established securities market in the United States, and the Company believes the ADSs are readily tradable on the Nasdaq Global Select Market. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in the United States in later years. The Company, which is incorporated under the laws of France, believes that it qualifies as a resident of France for purposes of, and is eligible for the benefits of, the U.S.-France Tax Treaty (as defined below), although there can be no assurance in this regard. Further, the IRS has determined that the U.S.-France Tax Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange-of-information program. Therefore, subject to the discussion under “—Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.
Subject to applicable limitations and the Foreign Tax Credit Regulations (as defined below), a U.S. holder generally may claim the amount of any French withholding tax on a distribution not exceeding the rate provided by the U.S.-France Tax Treaty as either a deduction from gross income or a credit against its U.S. federal income tax liability. French taxes withheld in excess of the rate applicable with respect to such U.S. holder under the U.S.-France Tax Treaty will not be eligible for a credit against a U.S. holder’s federal income tax liability. U.S. holders should consult their tax advisors regarding the availability of foreign tax credits for any amounts withheld with respect to dividends on ADSs or ordinary shares.
The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income bears to such U.S. holder’s worldwide taxable income. In applying this limitation, dividends received generally will be treated as income from foreign sources and generally will be “passive category income,” or in certain cases “general category income” or “foreign branch income,” which is treated separately from other types of income for purposes of computing the foreign tax credit allowable to U.S. holders. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs or ordinary shares and the Company if, as a result of such actions, the holders of our ADSs or ordinary shares are not properly treated as beneficial owners of the underlying ordinary shares. Further, certain Treasury regulations addressing foreign tax credits (the “Foreign Tax Credit Regulations”) impose additional requirements for foreign taxes to be eligible for a foreign tax credit if the relevant taxpayer does not elect to apply the benefits of an applicable income tax treaty, and there can be no assurance that those requirements will be satisfied. Recent notices from the IRS provide temporary relief by allowing taxpayers that comply with applicable requirements to apply many aspects of the foreign tax credit regulations as they previously existed (before the release of the current Foreign Tax Credit Regulations) for taxable years ending before the date that a notice or other guidance withdrawing or modifying the temporary relief is issued (or any later date specified in such notice or other guidance). Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules, including under the Foreign Tax Credit Regulations.

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
Sale, Exchange or Other Taxable Disposition. A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of the ordinary shares or ADSs in an amount equal to the difference between the amount realized from such sale or exchange and the U.S. holder’s adjusted tax basis in those ordinary shares or ADSs, each as determined in U.S. dollars. U.S. holders should consult their own tax advisors about how to account for proceeds received on the sale, exchange or other taxable disposition of ordinary shares or ADSs that are not paid in U.S. dollars. Subject to the discussion under “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the ordinary shares or ADSs generally will be equal to the U.S. dollar cost of such ordinary shares or ADSs. Capital gain from the sale, exchange or other taxable disposition of the ordinary shares or ADSs by a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder’s holding period determined at the time of such sale, exchange or other taxable disposition for such ordinary shares or ADSs exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source gain or loss for foreign tax credit limitation purposes.
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
The market value of the assets may be determined in large part by reference to the market price of the ADSs and its ordinary shares. Therefore, fluctuations in the market price of the ordinary shares or ADSs may result in the Company being a PFIC for any taxable year. Whether the Company is a PFIC for any taxable year will depend on income, assets, activities and market capitalization in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that the Company will not be a PFIC in any taxable year. The Company does not believe it was characterized as a PFIC in its taxable year ended December 31, 2024. However, there can be no assurance that the Company will not be a PFIC in the current year or for any future taxable year. Its U.S. counsel expresses no opinion regarding its conclusions or its expectations regarding its PFIC status.
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
Foreign Asset Reporting. Certain individual U.S. holders are required to report information relating to an interest in the ordinary shares or ADSs, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. In addition, a U.S. holder should consider the possible obligation to file online a FinCEN Form 114 - Foreign Bank and Financial Accounts Report as a result of holding shares or ADSs. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the ordinary shares or ADSs.
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
In particular, the French finance bill for 2025 (loi de finances pour 2025) enacted on February 14, 2025 contains certain measures that affect the French taxation of U.S. holders purchasing, owning and disposing of ordinary shares or ADSs
This summary does not constitute a legal opinion or tax advice. U.S. holders are advised to consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs in light of their particular circumstances, including the effect of any U.S. federal, state, local or other national tax laws.
French tax rules applicable to French assets that are held by or in foreign trusts generally provide inter alia for the inclusion of trust assets in the settlor’s net assets for the purpose of applying the French real estate wealth tax, for the application of French gift and estate tax to French assets held in trust, for a specific tax on capital on the French assets of foreign trusts not already subject to the French real estate wealth tax and for a number of French tax reporting and disclosure obligations. The following discussion does not address the French tax consequences applicable to securities (including ordinary shares or ADSs) held in trusts. If our ordinary shares or ADSs are held in trust, the grantor, trustee and beneficiary are advised to consult their own tax advisor regarding the specific tax consequences of acquiring, owning and disposing of such securities.
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
As an exception, a U.S. Holder resident established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds, subject to safe-harbor provisions and the more favorable provisions of the U.S.-France Tax Treaty. The list of non-cooperative State or territory is published by decree and is in principle updated annually. This list was last updated on 16 February 2024, and currently includes American Samoa, Anguilla, Antigua and Barbuda, the Bahamas, Belize, Fiji, Guam, Palaos, Panama, Russia, Samoa, Seychelles, Trinidad and Tobago, Turk and Caicos, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently Antigua and Barbuda, Belize, Fiji, Guam, United States Virgin Islands, Palaos, Panama, Russia, Samoa, American Samoa and Trinidad and Tobago.
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
A U.S. Holder that is not a U.S. resident for U.S.-France Tax Treaty purposes or is not entitled to Treaty benefits (and in both cases is not resident, established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC) and has held more than 25% of the dividend rights, known as “droits aux bénéfices sociaux” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives will be subject to a levy in France (i) at the rate of 12.8% for individuals, and (ii) 25% for legal persons. However, eligible non-French tax resident legal entities may claim a refund of the 25% French levy to the extent such tax exceeds the amount that would have been due under French corporate income tax if they had been French tax residents. This refund mechanism is only available to certain legal entities. Non-French tax resident legal entities are advised to consult their own tax advisor regarding their French tax treatment and their eligibility to this refund mechanism.
The above French provisions expressly apply to sale, repurchase or redemption by us of ordinary shares.
Special rules apply to U.S. Holders who are residents of more than one country.
Financial Transactions Tax
Pursuant to Article 235 ter ZD of the FTC, purchases of shares or ADSs of a French company listed on a regulated market of the European Union or on a foreign regulated market formally acknowledged by the AMF, provided inter alia that the issuer's market capitalization exceeds €1 billion as of December 1 of the year preceding the taxation year, are subject to a French tax on financial transactions at a 0.3% rate until March 31, 2025, and then at a 0.4% rate as from April 1, 2025 (pursuant to Article 98 of the finance bill for 2025).

A list of companies whose market capitalization exceeds 1 billion euros as of December 1 of the year preceding the taxation year, within the meaning of Article 235 ter ZD of the FTC, is published annually by the French tax authorities in their official guidelines. As at December 1, 2024, the market capitalization did not exceed 1 billion euros, pursuant to BOI-ANNX-000467-23/12/2024 issued on December 23, 2024.
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
Taxation of Dividends
Dividends paid by a French corporation to non-residents of France are generally subject to French withholding tax at a rate of (i) 25% for payment benefiting legal persons who are beneficial owners and are not French tax residents (and 15% for distributions made to not-for-profit organizations with a head office in a Member State of the European Economic Area that would be subject to the tax regime set forth under Article 206 paragraph 2 of the FTC if its head office were located in France and that meet the criteria set forth in the tax guidelines BOI-RPPM-RCM-30-30-10-70-24/12/2019, No. 130, dated December 24, 2019), and (ii) 12.8% for payment benefiting individuals who are beneficial owners and are not French tax residents. Dividends paid by a French corporation in certain non-cooperative States or territories, as defined in Article 238-0 A of the FTC, will generally be subject to French withholding tax at a rate of 75%, irrespective of the tax residence of the beneficiary of the dividends if the dividends are received in such States or territories. However, eligible U.S. Holders entitled to Treaty benefits under the “Limitation on Benefits” provision contained in the U.S.-France Tax Treaty who are U.S. residents, as defined pursuant to the provisions of the U.S.-France Tax Treaty, will not be subject to this 25% or 75% withholding tax rate, but may be subject to the withholding tax at a reduced rate (as described below).
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

Besides, please note that pursuant to Article 235 quater of the FTC (introduced by the French finance bill No. 2019-1479 for 2020) and under certain conditions (in particular, in addition to certain reporting obligations, the interest held in the distributing company must not enable the beneficiary to participate effectively in the management or control of that company and the beneficiary company is located in a country that has signed an administrative assistance agreement with France to combat tax evasion and avoidance, as well as an administrative assistance agreement on tax collection, and that is not a non-cooperative country), a corporate U.S. Holder which is in a tax loss position or which tax result is nil due to offset of tax losses (French Administrative Supreme Court, October 18, 2022, n° 466329) for the fiscal year during which the dividend is received may be entitled to a deferral regime, and obtain a withholding tax refund. The tax deferral ends in respect of the first financial year during which this U.S. Holder is in a profit-making position, as well as in the cases set out in Article 235 quater of the FTC. The refund must be claimed within the same period applicable to claim related to taxes other than local taxes. Also, pursuant to Article 235 quinquies of the FTC and under certain conditions, a corporate U.S. Holder may be entitled to a refund of a fraction of the withholding tax, up to the difference between the withholding tax paid (on a gross basis) and the withholding tax based on the dividend net of the expenses incurred for the acquisition and conservation directly related to the income, provided (i) that these expenses would have been tax deductible had the U.S. Holder been established in France, and (ii) that the tax rules in the United States do not allow the U.S. Holder to offset the withholding tax.
Given the special features of the ADSs, U.S. Holders are advised to consult their own tax advisor about the possible application to ADSs of such provisions in light of their own circumstances.
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
Liquidity risk
The Company does not believe that it is exposed to short-term liquidity risk, considering its cash and cash equivalents and short-term investments of €80.8 million as of December 31, 2024, which consist primarily of cash and money market funds and term deposits, are convertible into cash immediately without penalty.
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
Innate's revenue denominated in U.S. dollars has represented approximately 92%, 29% and 52% of revenue in the years ended December 31, 2022, 2023 and 2024, respectively. Payments in U.S. dollars represented approximately 50%, 43%, and 35% of the payments in the years ended December 31, 2022, 2023 and 2024, respectively. In order to cover this foreign currency exchange rate risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and September 2020. The Company kept the entire U.S dollars portion of the proceeds received from its October 2019 global offering in U.S dollars. The Company does not use hedging instruments in its current operations. Refer to Item 3.D. Risk Factors - Innate's business may be exposed to foreign exchange risks.
Interest rate risk
The Company has limited exposure to interest rate risk. Its exposure primarily relates to money market funds and time deposit accounts. Changes in interest rates have a direct impact on the rate of return on these investments and the cash flows generated. The Company does not have any credit facilities bearing variable interest rates. The repayment of the advances from Bpifrance, the borrowings subscribed in 2017 and the two State Guaranteed Loans obtained in 2021 and extended in 2022, are not subject to interest rate risk. The effect of an increase or decrease in interest rates would have an immaterial effect on profit or loss.
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
Depositary Payments for 2024
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
The management, with the participation of the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), after evaluating the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of December 31, 2024, have concluded that, the disclosure controls and procedures were effective as of December 31, 2024.
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
Based on that evaluation under these criteria, the management concluded that, as of December 31, 2024, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with IFRS Accounting Standards (IFRS) principles.
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
As previously disclosed in “Item 15 - Controls and Procedures” of our Annual Report on Form 20-F for the year ended December 31, 2023, management concluded that, as of December 31, 2023, the Company’s internal control over financial reporting was effective.
Attestation Report of the Registered Public Accounting Firm
Because the Company does not qualify as an emerging growth company as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the JOBS Act) since December 31, 2024, this Annual Report includes an attestation report of our registered public accounting firms provided below.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the shareholders and the Board of Directors of Innate Pharma S.A.
Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Innate Pharma S.A. and its subsidiary (the “Company”) as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), consolidated statements of financial position of the Company as of December 31, 2024, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2024 and our report dated April 30, 2025, expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Annual Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/Deloitte & Associés /s/ PricewaterhouseCoopers Audit
Paris la Défense, France and Neuilly-sur-Seine, France April 30, 2025
Deloitte & Associés and PricewaterhouseCoopers Audit have served as the Company’s auditor since 2014 and 2024, respectively.
Changes in Internal Control over Financial Reporting
There were no changes in the internal control over financial reporting during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Item 16. Reserved.
Not applicable.
Item 16A. Audit Committees Financial Expert.
Innate's Supervisory Board has determined that Pascale Boissel is an "audit committee financial expert" as defined by SEC rules and regulations and each of the members of the Audit Committee has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Pascale Boissel, Irina Staatz-Granzer and Sally Bennett are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.

Item 16B. Code of Business Conduct and Ethics.
The Company has adopted a Code of Business Conduct and Ethics, or the Code of Ethics, that is applicable to all of its employees, executive officers and directors. A copy of the Code of Ethics is available on its website at https://investors.innate-pharma.com/English/investors/governance/governance-documents/default.aspx. The Audit Committee of its Supervisory board is responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. The Company expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.
Item 16C. Principal Accountant Fees and Services.
Deloitte & Associés has served as the independent registered public accounting firm for 2023 and 2024. PricewaterhouseCoopers Audit has served as independent auditor for 2024. The accountants billed the following fees to Innate for professional services in each of those fiscal years, all of which were approved by the Audit Committee:

	Year ended December 31,		Year ended December 31,
	2023	2024
(in thousands of euro)	Deloitte & Associés	Deloitte & Associés	PwC	Total
Audit fees	725	523	475	998
Audit related fees	213	208	100	308
Total	938	731	575	1,306

“Audit fees” are the aggregate fees billed for the audit of the annual financial statements. This category also includes services that Deloitte & Associés and PricewaterhouseCoopers Audit provides, such as consents and assistance with and review of documents filed with the SEC.
“Audit related fees” are the aggregate fees billed for services related to the production of certification in the context of the declaration of expenses for the obtention of grants and the preparation of a comfort letter and special reports relating to certain operations on the Company’s capital. There were no tax fees included in "audit related fees" as of December 31, 2023 and 2024, respectively.
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

The Audit Committee has considered the non-audit services provided by Deloitte & Associés and PricewaterhouseCoopers Audit as described above and believes that they are compatible with maintaining Deloitte & Associés’s and PricewaterhouseCoopers Audit's independence as the independent registered public accounting firms.
Item 16D. Exemptions from the Listing Standards for Audit Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.
The term of office of Odycé Nexia SAS, former joint principal statutory auditor of the Company, expired following the general meeting of shareholders of May 23, 2024. The report of Odycé Nexia SAS on the consolidated financial statements for each of the years ended December 31, 2023 and 2022 was conducted for French law purposes only. Odycé Nexia SAS is not a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB), and therefore did not conduct its audits in accordance with the standards of the PCAOB and was not engaged as the principal accountant to audit the registrant’s financial statements for such purposes.
The general meeting of shareholders appointed PricewaterhouseCoopers Audit as new Statutory Auditor to replace Odycé Nexia SAS, and to act as joint principal statutory auditor to audit the Company’s financial statements in accordance with the standards of the PCAOB. Consequently, the Supervisory Board proposed to the general meeting of shareholders of May 23, 2024 to appoint PricewaterhouseCoopers Audit as joint principal statutory auditor for a 6-year term, i.e. until the general meeting of shareholders to be held in 2030, which will approve the financial statements for the year 2029.
Furthermore, for the years ending on December 31, 2022 and 2023 and the subsequent interim period through May 23, 2024, we had not consulted with PricewaterhouseCoopers Audit regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to our consolidated financial statements, and neither a written report was provided to Innate Pharma or oral advice was provided that PricewaterhouseCoopers Audit concluded was an important factor considered by Innate Pharma in reaching a decision as to the accounting, auditing or financial reporting issue; or (2) any matter that was the subject of a disagreement or a reportable event.
The selection procedure of PricewaterhouseCoopers Audit was overseen by the Audit Committee, following which a recommendation to the Supervisory Board was issued.

Item 16G. Corporate Governance.
As a French société anonyme, the Company is subject to various corporate governance requirements under French law. The Company is a “foreign private issuer” under the U.S. federal securities laws and the Nasdaq listing rules. As a foreign private issuer listed on the Nasdaq Global Market, we will be subject to Nasdaq's corporate governance listing rules. However, the Nasdaq Global Market’s listing rules provide that foreign private issuers, as defined in the rules promulgated under the U.S. Securities

Exchange Act of 1934, as amended (the "Exchange Act"), are permitted to follow home country corporate governance practices instead of certain Nasdaq listing rules, with certain exceptions. A foreign private issuer that elects to follow a home country practice instead of Nasdaq's listing rules must submit to Nasdaq a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.
As a general matter, the Company follows the French Middlenext corporate governance code for corporate governance matters and it intends to follow home country practice to the maximum extent possible.
Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, while Nasdaq Listing Rule 5605(b) would require a majority of the Supervisory Board to be independent, neither the corporate laws of France, nor the Middlenext corporate governance code nor the Company's bylaws require that (i) a majority of the members of our Supervisory Board be independent or (ii) the independent members of the Supervisory Board hold regularly scheduled meetings at which only independent members of the Supervisory Board are present. However, the Middlenext code recommends that at least two members of the Supervisory Board be independent (as such term is defined under the code). Currently, all of the members of the Company’s Supervisory Board are independent and therefore the Supervisory Board meets both the Middlenext requirement and the Nasdaq requirement for independence; however, in the future the Board composition could change such that the Company only meets the Middlenext requirement, but not the Nasdaq requirement for independence.
Moreover, in accordance with French law, each of the committees of our Supervisory Board will only have an advisory role and can only make recommendations to our Supervisory Board. As a result, decisions will be made by our Supervisory Board taking into account nonbinding recommendations of the relevant Supervisory Board committee.
With respect to the Audit Committee, as a foreign private issuer, the Sarbanes-Oxley Act of 2002 and the Nasdaq listing rules require that our Audit Committee be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the Audit Committee must have direct responsibility for the nomination, compensation and choice of the auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by our Supervisory Board or the shareholders of the Company, the Audit Committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the Audit Committee may only have an advisory role and appointment of the statutory auditors, in particular, must be decided by the shareholders at the annual meeting.
In addition, Nasdaq listing rules require that a listed company specify that the quorum for any meeting of the holders of share capital be at least 33 1/3% of the outstanding shares of the company’s ordinary voting shares. The Company follows its French home country practice, rather than complying with this Nasdaq listing rule. Consistent with French law, the Company's bylaws provide that when first convened, general meetings of shareholders may validly convene only if the shareholders present or represented hold at least (1) 20% of the voting shares in the case of an ordinary general meeting or of an extraordinary general meeting where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, or (2) 25% of the voting shares in the case of any other extraordinary general meeting. If such quorum required by French law is not met, the meeting is adjourned. There is no quorum requirement under French law when an ordinary general meeting or an extraordinary general meeting is reconvened where shareholders are voting on a capital increase by capitalization of reserves, profits or share premium, but the reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. When any other extraordinary general meeting is reconvened, the required quorum under French law is 20% of the shares entitled to vote. The reconvened meeting may consider only questions that were on the agenda of the adjourned meeting. If a quorum is not met at a reconvened meeting requiring a quorum, then the meeting may be adjourned for a maximum of two months.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.
Item 16J. Insider Trading Policies
Innate has adopted Insider Trading Policies governing the purchase, sale, and other dispositions of securities by directors, senior management, and employees that is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any applicable listing standards. A copy of the policy is included as Exhibit 11.1.

Item 16K. Cybersecurity
In order to assess, identify and manage material risks from cybersecurity threats, the Company maintains a cybersecurity roadmap, which includes processes for information technology, or IT, operations, technologies, business continuity and governance. The cybersecurity roadmap is based on an assessment performed by a third-party consultant.
To assess and manage material cybersecurity risks, the Company has established a dedicated steering committee, chaired by the Chief Financial Officer. The steering committee is responsible for:
•defining the cybersecurity priorities,

•endorsing the cybersecurity roadmap and overseeing its execution,
•monitoring the ongoing implementation of our risk management strategy for IT infrastructure, systems, vendors, and regulatory compliance,
•tracking cybersecurity incidents, and
•preparing and overseeing mitigation plans implementation.
Employees at each level of the organization receive regular training sessions about cybersecurity risks. Moreover, the company relies on external specialists and vendors for technical matters for which the Company has limited skills or infrastructure. All external subcontractors and IT systems that manage sensitive processes or data are selected taking into account cybersecurity and data protection considerations, in particular by checking the certifications held by service providers or suppliers and performing, when appropriate, qualification and follow-up audits.
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
As of the filing of this Form 20-F, the Company is not aware of any cyber-attacks that have occurred since the beginning of 2024 that have materially affected, or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Although we have put in place the cybersecurity processes described above, we remain exposed to cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems, which could have a material adverse effect on our business strategy, results of operations or financial condition. See “Risk Factors – Risks Related to Innate Pharma's Organization and Operations” in Item 3.D. of this Annual Report.
PART III
Item 17. Financial Statements.
See "Item 18. Financial Statements" of this Annual Report.
Item 18. Financial Statements.
See the financial statements beginning on page F-l of this Annual Report.
Item 19. Exhibits.
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1*	By-laws (status) of the registrant (English translation)
2.1	Form of Deposit Agreement	F-1	333-233865	4.1	10/04/19
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-233865	4.2	10/04/19

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
2.3*	Description of Securities registered under Section 12 of the Exchange Act
4.1†	Co-Development and License Agreement between Innate Pharma S.A. and MedImmune Limited, dated April 24, 2015, as amended to date.	F-1	333-233865	10.1	09/20/19
4.2†	Termination and Transition Agreement, between Innate Pharma SA. and MedImmune Limited, dated June 30, 2021, as amended to date	20-F	001-39084	4.2	04/04/22
4.3†	Amendment and Restatement Agreement of the Collaboration and Option Agreement Relating to CD39, between Innate Pharma S.A. and MedImmune Limited, dated April 16, 2019.	F-1	333-233865	10.3	09/20/19
4.4†	Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S, dated March 28, 2006, as amended to date.	F-1	333-233865	10.4	09/20/19
4.4.1*	Amendment No. 9 to Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S dated March 28, 2006, dated July 18, 2024
4.5†	Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated June 9, 2008 (English translation).	F-1	333-233865	10.5	09/20/19
4.6†	Amendment to Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated September 29, 2016 (English translation).	F-1	333-233865	10.6	09/20/19
4.7†	Loan Agreement with Société Générale, dated December 22, 2021 (English translation)	20-F	001-39084	4.7	04/04/22
4.8†	Loan Agreement with BNP Paribas, dated December 17, 2021 (English translation)	20-F	001-39084	4.8	04/04/22
4.9†	Research Collaboration and License Agreement between Innate Pharma S.A. and Genzyme, Corporation, dated December 16, 2022	20-F/A	001-39084	4.9	04/20/23
4.10	Exclusive License Agreement between Innate Pharma S.A. and Takeda Pharmaceuticals U.S.A. Inc. dated March 31, 2023.	20-F	001-39084	4.10	04/04/24
8.1	List of subsidiaries of the registrant	F-1	333-233865	21.1	09/20/19
11.1*	Market Ethics Charter
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte & Associés
15.2*	Consent of PricewaterhouseCoopers Audit
97.1	Executive Compensation Clawback Policy	20-F	001-39084	97.1	04/04/24
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*Filed herewith.
**Furnished herewith.
†Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Innate Pharma S.A.
By: /s/ Jonathan Dickinson
Name: Jonathan Dickinson.
Title: Chief Executive Officer
Date: April 30, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the shareholders and the Board of Directors of Innate Pharma S.A.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Innate Pharma S.A. and its subsidiary (the “Company”) as of December 31, 2024, the related consolidated statements of income (loss), comprehensive income (loss), change in shareholders’ equity, and cash flows, for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Collaboration and licensing agreements with AstraZeneca and Sanofi
Critical Audit Matter Description
As described in the note 13.1- Revenue from collaboration and licensing agreements, the Company has recognized revenue and contract liabilities for the fiscal year 2024 from the following collaboration agreements:
(i) Co-development and commercialization agreement with AstraZeneca signed in 2015 for the product Monalizumab and a multi-term agreement signed in 2018 and subsequent amendment signed in 2020 granting the entirety of the oncology rights to Monalizumab. The execution of these agreements resulted in:
–recognized revenue of 4,4 million euros for the year ended December 31, 2024, and
–collaboration liabilities of 48,6 million euros as of December 31, 2024;
(ii) Collaboration and license agreement with Sanofi signed in 2016 for the development of "NK Cell engagers" in oncology. For the year ended December 31, 2024, the execution of this contract resulted in recognized revenue of 4 million euros;
(iii) Co-development and license agreement for IPH5201 signed with AstraZeneca in 2018 and subsequent amendment signed in 2022. For the year ended December 31, 2024, the execution of this contract resulted in recognized revenue of 2,1 million euros;
(iv) Research collaboration and license agreement with Sanofi signed in 2022 for the ANKET® program for the development of "NK Cell engagers first-in-class". The execution of these agreements resulted in:
–recognized revenue of 2,1 million euros for the year ended December 31, 2024, and
–deferred revenues of 3,2 million euros as of December 31, 2024;
In assessing the revenue recognition accounting treatment of such complex agreements, Management considers the contractual terms that could impact performance obligations, transaction price allocation, and the timing of revenue recognition. This assessment involves significant judgements from Management.
The principal considerations for our determination that performing procedures relating to Research collaboration and license agreements with AstraZeneca and Sanofi is a critical audit matter are (i) the significant judgment by management in identifying the performance obligations, determining and allocating the transaction price, and assessing the timing of the revenue recognition, including significant judgments and assumptions on a contract by contract basis and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s assessment of the revenue recognition accounting treatment.
How the Critical Audit Matter was Addressed in the Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the revenue recognition. These procedures also included, among others,
(i) analyzing the accounting position papers prepared by management in accordance with applicable accounting principles,
(ii) reviewing the agreements and amendments signed between Innate Pharma and its partners to assess the potential impacts on performance obligations, transaction price determination and allocation, and the timing of revenue recognition,

(iii) confirming with AstraZeneca the repayment costs impacting the collaboration liabilities,
(iv) obtaining and reconciling the key operational documents like related clinical projects budgets with the accounting memos provided by Management,
(v) verifying that the note to the consolidated financial statements “13.1- Revenue from collaboration and licensing agreements” is appropriate.

/s/ Deloitte & Associés /s/ PricewaterhouseCoopers Audit

Paris la Défense, France and Neuilly-sur-Seine, France April 30, 2025
Deloitte & Associés and PricewaterhouseCoopers Audit have served as the Company’s auditor since 2014 and 2024, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Innate Pharma S.A.
Opinion on the Financial Statements
We have audited the accompanying statements of financial position of Innate Pharma S.A. and its subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), change in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ Deloitte & Associés

Paris la Défense, France
April 3, 2024 (April 30, 2025 as to the effects of the offset of deferred taxes presentation described in Note 16)

Deloitte & Associés have served as the Company’s auditor since 2014.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2022	2023	2024
ASSETS
Non-current assets
Intangible assets	6	1,556	416	—
Property and equipment	7	8,542	6,322	5,133
Non-current financial assets	4	35,119	9,796	10,281
Other non-current assets		149	87	575
Trade receivables and others - non-current	5	14,099	10,554	9,328
Total non-current assets		59,465	27,175	25,317
Current assets
Cash and cash equivalents	4	84,225	70,605	66,396
Short-term investments	4	17,260	21,851	14,374
Trade receivables and others - current	5	38,346	55,557	4,972
Total current assets		139,831	148,013	85,742
TOTAL ASSETS		199,295	175,187	111,059

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	11	4,011	4,044	4,192
Share premium	11	379,637	384,255	390,979
Retained earnings		(272,213)	(329,323)	(336,893)
Other reserves		819	495	27
Net income (loss)		(58,103)	(7,570)	(49,471)
Total shareholders’ equity		54,151	51,901	8,834
Non-current liabilities
Collaboration liabilities – non-current portion	13	52,988	45,030	41,128
Financial liabilities – non-current portion	9	40,149	30,957	22,286
Defined benefit obligations	10	2,550	2,441	2,730
Deferred revenue – non-current portion	13	7,921	4,618	2,825
Provisions – non-current portion	18	198	603	274
Total non-current liabilities		103,806	83,650	69,243
Current liabilities
Trade payables and others	8	20,911	17,018	16,007
Collaboration liabilities – current portion	13	10,223	7,647	7,443
Financial liabilities – current portion	9	2,102	8,936	8,709
Deferred revenue – current portion	13	6,560	5,865	616
Provisions – current portion	18	1,542	171	207
Total current liabilities		41,338	39,636	32,982
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		199,295	175,187	111,059

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(amounts in thousands of euro, except share and per share data)

		Year ended December 31,
	Note	2022	2023	2024
Revenue and other income
Revenue from collaboration and licensing agreements	13	49,580	51,901	12,622
Government financing for research expenditures	13	8,035	9,729	7,488
Other income		59	11	11
Total revenue and other income		57,674	61,641	20,121
Operating expenses
Research and development expenses	14	(51,663)	(56,022)	(51,980)
General and administrative expenses	14	(22,436)	(18,288)	(19,716)
Impairment of intangible assets	6	(41,000)	—	—
Total operating expenses		(115,099)	(74,310)	(71,696)
Operating income (loss)		(57,425)	(12,669)	(51,575)
Financial income	15	4,775	6,934	6,079
Financial expenses	15	(5,321)	(1,835)	(3,975)
Net financial income (loss)		(546)	5,099	2,104
Net income (loss) before tax		(57,972)	(7,570)	(49,471)
Income tax expense	16	—	—	—
Net income (loss) from continuing operations		(57,972)	(7,570)	(49,471)
Net income (loss) from discontinued operations	17	(131)	—	—
Net income (loss)		(58,103)	(7,570)	(49,471)
Basic income (loss) per share (€/share)	20	(0.73)	(0.09)	(0.61)
Diluted income (loss) per share (€/share)	20	(0.73)	(0.09)	(0.61)
- Basic income (loss) per share from continuing operations	20	(0.73)	(0.09)	(0.61)
- Diluted income (loss) per share from continuing operations	20	(0.73)	(0.09)	(0.61)
- Basic income (loss) per share from discontinued operations	20	—	—	—
- Diluted income (loss) per share from discontinued operations	20	—	—	—

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euro)

(In thousands of euro)	Year Ended December 31,
	Note	2022	2023	2024
Net income (loss) for the period		(58,103)	(7,570)	(49,471)
Elements which will be reclassified in the consolidated statement of income (loss):
Change in fair value of short-term investments and non-current financial assets	4	—	—	—
Foreign currency translation gain (loss)		(428)	276	(504)
Items which will not be reclassified in the consolidated statement of income (loss):
Actuarial gains and (losses) related to defined benefit obligations	10	790	394	36
Other comprehensive income (loss)		362	670	(468)
Total comprehensive income (loss)		(57,741)	(6,900)	(49,939)

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands of euro)	Year Ended December 31,
	Note	2022	2023	2024

Net income (loss)		(58,103)	(7,570)	(49,471)
Reconciliation of the net income (loss) and the cash generated from (used for) the operating activities
Depreciation and amortization, net	6, 7	45,405	5,091	1,994
Employee benefits costs	10	365	285	324
Change in provisions		839	(966)	(293)
Share-based compensation expense	14	4,249	4,256	3,944
Change in fair value of financial assets	4	1,372	(1,592)	(1,335)
Foreign exchange (gains) losses on financial assets	4	(912)	544	(885)
Change in accrued interests on financial assets	4	118	—	(380)
Gains (losses) on assets and other financial assets		—	(991)	—
Disposal of property and equipment (scrapping)	6, 7	—	470	20
Other profit or loss items with no cash effect		15	6	24
Operating cash flow before change in working capital		(6,652)	(467)	(46,058)
Change in working capital		(12,503)	(32,092)	39,162
Net cash generated from / (used in) operating activities (1)		(19,155)	(32,559)	(6,896)
Acquisition of intangible assets	6.8	(587)	(2,000)	—
Acquisition of property and equipment, net	7.8	(535)	(351)	(391)
Disposal of property and equipment	7	—	150	—
Disposal of other assets		—	66	—
Acquisition of other assets		(1)	(3)	—
Disposal of current financial instruments and paid interests	4	3,000	—	9,590
Disposal of non-current financial instruments	4		22,768	—
Net cash generated from / (used in) investing activities		1,877	20,630	9,200
Proceeds from the exercise / subscription of equity instruments		198	395	2,928
Repayment of borrowings	9	(2,026)	(2,361)	(8,936)
Net cash generated from / (used in) financing activities		(1,828)	(1,966)	(6,008)
Effect of the exchange rate changes		(428)	274	(505)
Net increase / (decrease) in cash and cash equivalents		(19,532)	(13,619)	(4,209)
Cash and cash equivalents at the beginning of the year	4	103,756	84,225	70,605
Cash and cash equivalents at the end of the year	4	84,225	70,605	66,396

(1) Cash flows from operating activities include 1.3 million euros in interest paid in fiscal 2024, with 1.9 million euros interest received. In fiscal 2023, interest paid were 0.6 million euros and 2.2 millions euros in interests received.

Change in working capital	Note	December 31, 2023	December 31, 2024	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	66,111	14,300	51,811
Trade payables and others (excluding payables related to capital expenditures)	8	(17,018)	(16,007)	(1,011)
Collaboration liabilities - current and non-current portion	13	(52,677)	(48,571)	(4,106)
Deferred revenue - current and non-current portion	13	(10,483)	(3,441)	(7,042)
Change in working capital		(14,067)	(53,719)	39,652
5% retained - Tax credit 2023 refund (1)		—	490	(490)
Change in working capital adjusted		(14,067)	(53,229)	39,162
(1) 95% of the pre-financed CIR 2023 has been collected. The 5% retained amount of €0.5 million recorded under ‘Trade receivables and others non current’ at 31 December 2023 has been reclassified under ‘Other non current assets’ at 31 December 2024. It will be collected after a 3 years delay.

Change in working capital	Note	December 31, 2022	December 31, 2023	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	52,445	66,111	(13,666)
Trade payables and others (excluding payables related to capital expenditures)	8	(20,911)	(17,018)	(3,893)
Collaboration liabilities - current and non-current portion	13	(63,211)	(52,677)	(10,534)
Deferred revenue - current and non-current portion	13	(14,481)	(10,483)	(3,998)
Change in working capital		(46,158)	(14,067)	(32,092)

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in thousands of euro, except share data)

	Note	Number of shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total Equity
December 31, 2021		79,556,722	3,978	375,220	(219,404)	456	(52,809)	107,440
Net loss		—	—	—	—	—	(58,103)	(58,103)
Actuarial losses on defined benefit obligations		—	—	—	—	790	—	790
Foreign currency translation loss		—	—	—		(428)	—	(428)
Total comprehensive income (loss)		—	—	—	—	362	(58,103)	(57,741)
Allocation of prior period loss		—	—	—	(52,809)	—	52,809	—
Exercise and subscription of equity instruments		669,442	34	168	—	—	—	202
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	4,249				4,249
December 31, 2022		80,226,164	4,011	379,637	(272,213)	819	(58,103)	54,151
Net loss		—	—	—	—	—	(7,570)	(7,570)
Actuarial losses on defined benefit obligations		—	—	—	—	394	—	394
Foreign currency translation loss		—	—	—	994	(718)	—	276
Total comprehensive income (loss)		—	—	—	994	(324)	(7,570)	(6,900)
Allocation of prior period loss		—	—	—	(58,103)	—	58,103	—
Exercise and subscription of equity instruments		648,489	32	363	—	—	—	395
Increase capital, net		—	—	—	—	—	—	—
Share-based payment		—	—	4,256				4,256
December 31, 2023		80,874,653	4,044	384,255	(329,323)	495	(7,570)	51,901
Net loss		—	—	—	—	—	(49,471)	(49,471)
Actuarial gains on defined benefit obligations		—	—	—	—	36	—	36
Foreign currency translation gain		—	—	—	—	(504)	—	(504)
Total comprehensive income (loss)		—	—	—	—	(468)	(49,471)	(49,939)
Allocation of prior period loss		—	—	—	(7,570)	—	7,570	—
Exercise and subscription of equity instruments	11	1,136,859	57	37	—	—	—	94
Increase capital, net	11	1,832,899	92	2,744	—	—	—	2,836
Share-based payment	11.14	—	—	3,944		—		3,944
December 31, 2024		83,844,411	4,192	390,979	(336,893)	27	(49,471)	8,834

NOTES TO FINANCIAL STATEMENTS
Note 1:The company
Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multispecific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC). Innate’s portfolio includes its lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
From its inception, the Company has incurred losses due to its research and development (“R&D”) activity. The financial year ended December 31, 2024 generated a €49,471 thousand net loss. As of December 31, 2024, the shareholders’ equity amounted to €8,834 thousand. Subject to potential new milestone payments related to its collaboration agreements, the Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
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
As of December 31, 2024, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
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
The net book value of the license amounted to €0 as of December 31, 2024.
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
The Company received an initial payment of $250 million under these agreements in June 2015, of which $100 million was paid to the Company as an initial payment for the co-development agreement and $150 million was paid to the Company as consideration for the option agreement. On October 22, 2018, AstraZeneca exercised this option and the Company and AstraZeneca entered into the 2018 AZ Option Agreement, triggering the payment of $100.0 million, which was received by the Company in January 2019.
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

On June 2022, the Company received an additional payment of $50.0 million from AstraZeneca following the inclusion of the first patient in the second trial evaluating monalizumab, on April 2022 ("PACIFIC-9").
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
Under the agreement signed in 2018, the Company was obligated to pay a $50.0 million initial payment (€43.8 million), which it paid in January 2019, and a $15.0 million regulatory milestone (€13.4 million), which was paid in January 2020. The Company has reimbursed AstraZeneca for the development, production and commercialization costs it incurs during the transition period, ended in September 30, 2020.
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a termination and transition agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. The FDA has effectively transferred the BLA to AstraZeneca on February 8, 2022. AstraZeneca has reimbursed Innate Pharma for all Lumoxiti related costs, expenses and benefited net sales. In the year ended December 31, 2020, the Company reported a contingent liability of up to $12.8 million in its consolidated financial statements, which was related to the splitting of certain manufacturing costs. As part of the termination and transition agreement, Innate and AstraZeneca agreed to split these manufacturing costs, and Innate has paid $6.2 million to AstraZeneca (€5.9 million) on April 2022.
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
Upon exercise of its option under the agreement, AstraZeneca is committed to pay an option exercise fee of $25.0 million and up to $800.0 million in the aggregate upon the achievement of certain development and regulatory milestones ($300 million) and commercialization milestones ($500 million). The arrangement also provides for a 50% profit share in Europe if the Company opts into certain co-promoting and late stage co-funding obligations. In addition, the Company would be eligible to receive tiered royalties ranging from a high-single digit to mid-teen percentage on net sales of IPH5201, or from a mid-single digit to low-double digit percentage on net sales of other types of licensed products, outside of Europe. The royalties payable to the Company under the agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection. As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. The Company was reimbursed by AstraZeneca for certain research and development expenses related to IPH5201 for the year ended December 31, 2024. The Company has the option to co-fund 30% of the shared development expenses related to the Phase 3 clinical trials in order to acquire co-promotion rights and to share in 50% of the profits and losses of licensed products in Europe. If the Company does not opt into the co-funding obligations, among other things, its right to share in 50% of the profits and losses in Europe and right to co-promote in certain European countries will terminate and will be replaced by rights to receive royalties on net sales at the rates applicable to outside of Europe. Additionally, certain milestone payments that may be payable to the Company would be materially reduced.
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
The Company works together with Sanofi on the generation and evaluation of multispecific NK cell engager IPH6401/SAR'514, using its technology and Sanofi’s tumor targets and technology, which is now instead being examined for autoimmune indications. Under the terms of the 2016 Agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. The Company will be eligible for up to approximately €192.0 million in payments, primarily upon the achievement of development and commercial milestones, as well as royalties ranging from a mid to high single-digit percentage on net sales.

IPH6101/SAR4435
On January 5, 2021, the Company announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND) enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format. The decision triggered a €7.0m milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579. In December 2021, the Company announced that the first patient was dosed in a Phase 1/2 clinical trial, evaluating IPH6101/SAR443579, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). Following the initiation of the trial, the Company received a €3.0m milestone from Sanofi during 2021.
On April 15, 2024, the Company announced the treatment of the first patient in the phase 2 dose extension of the Sanofi-led study evaluating the NK Cell Engager SAR443579/IPH6101 in various blood cancers. Under the terms of the 2016 agreement, this trial progress triggered a milestone payment of 4.0 million euros, fully recognized in revenue during the first quarter of 2024 and collected by the Company on May 17, 2024.
On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET), effective as of June 30, 2025. Innate will regain the rights on July 1, 2025. Sanofi and Innate will discuss a transition plan with regard to ongoing studies.

IPH6401/SAR’514
During 2022 first semester, the Company was informed of Sanofi's decision to advance IPH6401/SAR’514 towards regulatory preclinical studies aimed at studying an investigational new drug. As such, Sanofi has selected a second multi-specific antibody that engages NK cells as a drug candidate. This selection triggered a €3.0 million milestone payment from Sanofi to the Company. On July 11, 2023, the company announced the dosing as of June 7, 2023, of the first in a Sanofi-sponsored Phase 1/2 clinical trial, evaluating IPH6401/SAR’514 in relapsed/refractory Multiple Myeloma. As a consequence, Sanofi made a milestone payment of €2.0 million to the Company. On March 27, 2025, the Company announced that the clinical study will be terminated early as Sanofi will now pursue development of IPH6401/SAR’514 in autoimmune indications.
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
On December 19, 2023, the Company announced that Sanofi had exercised one of the two license options for a new program based on the Company's ANKET® platform, triggering a milestone payment of €15.0 million from Sanofi to the Company. On October 9, 2024, the company received a letter terminating the license agreement for IPH67, a NKCE program, from ANKET® platform, currently under development in solid tumors. Termination was effective at the end of a 90 days notice period, i.e. on January 7, 2025. As a result, Innate did recover full rights to IPH67.

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
License agreement with Takeda signed in 2023
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate grants Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda would be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considered that the license granted was a right to use the intellectual property, which was granted fully and perpetually to Takeda. On July 25, 2024, the Company received a letter from Takeda terminating the exclusive license agreement signed on March 31, 2023. Termination was effective at the end of a 90 days notice period, i.e. on October 24, 2024.
Refer to Notes 2.p and 13 for accounting description.
1.2.Key events
a)Key events for the year ended December 31, 2024
On March 6, 2024, the Company announced the first patient was dosed in its Phase 1/2, investigating the safety and tolerability of IPH6501, a first-in-class CD20-targeting tetraspecific natural killer cell engager, from ANKET® platform, in patients with Relapsed and/or Refractory CD20-expressing B-cell Non-Hodgkin’s Lymphoma.
On April 15, 2024, the Company announced that the first patient was dosed in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial of SAR443579 / IPH6101, evaluating SAR443579 as a monotherapy for the treatment of blood cancers. Under the terms of the 2016 research collaboration with Sanofi, the progression to the dose expansion part of the trial has triggered a milestone payment from

Sanofi to Innate of €4m, received by the company on May 17, 2024 and fully recognized in revenue as of June 30, 2024.
On June 10, 2024, the Executive Board carried out a capital increase of €5,342 following the creation of 106,844 ordinary shares benefiting the employees of the company, including 68,744 ordinary shares issued free of charge (subscription). The capital increase carried out can be broken as follow : a creation of 68,744 free shares with a nominal value of €0.05 issued free of charge by deduction from the share premium, with a creation of 38,100 ordinary shares with a nominal value of €0.05 and an issue price of €2.45 (i.e an increase in share premium of €91,440).
On July 25, 2024, the Company received from Takeda a letter terminating the exclusive license agreement signed on March 31, 2023. Termination has been effective on October 24, 2024.
On September 23, 2024, Innate Pharma announced the U.S Food and Drug Administration (FDA) cleared its investigational new drug (IND) application to initiate a Phase 1 clinical study of IPH4502, its novel and differentiated topoisomerase I inhibitor antibody drug conjugate (ADC) targeting Nectin-4 in solid tumors.
On October 9, 2024, the Company received a letter terminating the license agreement with Sanofi for IPH67. Termination was effective on January 7, 2025. Innate has regained full rights to IPH67, a natural killer cell engager, from ANKET® platform program currently under development in solid tumors. The rest of the 2022 collaboration and license agreement with Sanofi remains unchanged.
On October 14, 2024, the Company announced that its Supervisory Board appointed Jonathan Dickinson as the Company’s new Chief Executive Officer (CEO) and Chairman of the Executive Board, effective November 1, 2024. Jonathan Dickinson succeeded Hervé Brailly, interim CEO
During the third quarter of 2024, Innate received an initial notice from the FDA supporting its regulatory plans for lacutamab, including a Fast Track designation for the treatment of patients with relapsed or refractory Sézary syndrome, and the Company is pursuing discussions with the FDA regarding a confirmatory Phase 3 trial.
On December 6, 2024, the Company announced an agreement to clinically study the potential of IPH6501, Innate's anti-CD20 ANKET® in follicular lymphoma (FL) with The Institute for Follicular Lymphoma Innovation (IFLI). To support the Phase 1/2 trial and inclusion of FL patients, IFLI will initially invest 3m USD into new shares of Innate, issued through a capital increase reserved to IFLI at a price of €1.56 per share and representing 2.26% of the share capital of Innate at the time of such issuance. IFLI may also invest up to an additional 4.9m USD into new shares of Innate, depending on the completion of certain milestones, at a price to be determined at the time of the such investments.
On December 10, the Company signed an agreement with Natixis for the assignment of research tax credit receivable relating to 2023 expenditure, without recourse discounting. The Company received 8.6 million euros in December 2024.
On November 13, 2024, the Executive Board granted 370,560 free shares to employees (“AGA Employees 2024-1”), 1,162,900 free performances shares to employees of the Company and subsidiary (“AGA Perf Employees 2024-1”), and 750,000 free performances shares to members of the management (“AGA Perf Management 2024-1”)
On December 31, 2024, the Executive Board approved the final performance as of December 31, 2024, relating to the "AGA Perf Employees 2021-1" and "AGA Perf Management 2021-1" free performances shares plans, granted on October 1, 2021. The definitive performance was 80%. Consequently, the Executive Board carried out a capital increase of €51,404 following (i) the definitive acquisition of 612,080 free performance shares under the "AGA Perf Employee 2021-1" plan and (ii) the definitive acquisition of 416,000 free performance shares under the "AGA Perf Management 2021-1" plan. Thus, 1,028,080 ordinary shares were created with a nominal value of €0.05 issued free of charge by deduction from the issue premium.

2)Accounting policies and statement of compliance
a)Basis of preparation
Consolidated financial statements of the Company for the years ended December 31, 2022, 2023 and 2024 (the “Consolidated Financial Statements”) have been prepared under the responsibility of the management of the Company in accordance with the underlying assumptions of going concern as the Company’s loss-making situation is explained by the innovative nature of the products developed, therefore involving a multi-year research and development Phase.
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
The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on April 24, 2025. They will be approved by the General Meeting of the Company on May 22, 2025, which has the right to modify them.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company for the years ended December 31, 2022, 2023 and 2024 are also prepared in accordance with IFRS, as adopted by the European Union (EU). For the years ended December 31, 2022, 2023 and 2024, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with IFRS Accounting Standards as published by the IASB and as adopted by the EU.
IFRS include IFRS Accounting Standards (IFRS), International Accounting Standards (“IAS”), as well as the interpretations issued by the Standing Interpretations Committee (“SIC”), and the International Financial Reporting Interpretations Committee (“IFRIC”). The main accounting methods used to prepare the Consolidated Financial Statements are described below. These methods were used for all periods presented.

c)Recently issued accounting standards and interpretations
Application of the following new and amended standards is mandatory for the first time for the financial period beginning on January 1, 2024 and, as such, they have been adopted by the Company:
•Amendments to IAS 1: Classification of Liabilities
•Amendments to IAS 7 and IFRS 7: Supplier Financing Arrangements
•Amendments to IFRS 16: Leaseback Liabilities
These amended standards had no impact on the consolidated financial statements.
The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2024 or have not yet been adopted by the European Union, and have not been applied early:
•IFRS 18 : Presentation of financial statements;
•Amendment to IFRS 9 : Classification and Measurement of Financial Instruments;
•Amendment to IAS 21 : Lack of Exchangeability;
•Amendments to IFRS 7 and IFRS 9: Clarification on Nature-dependent electricity contracts
These standards have not been applied early. Impact studies relating to the application of IFRS 18 and the IFRS 9 Amendment on the classification of financial instruments are in progress.
The accounting rules and valuation principles used for the financial statements at 31 December 2024 are identical to those used for the previous comparative year.
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
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	December 31, 2022		December 31, 2023		December 31, 2024
€1 EQUALS TO	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE
USD	1.0530	1.0666	1.0813	1.1050	1.0824	1.0389

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
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company did not hold this type of instrument as of January 1, 2024 or as of December 31, 2024.

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
The Group does not have any intangible assets with an indefinite useful life. However, as explained in Note 2.h, the Group recognized intangible assets in progress, which will be amortized once marketing authorization is received or when out licensing has been agreed.

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
The research tax credit (Crédit d’Impôt Recherche) (the “Research Tax Credit” or “CIR”) is granted by the French tax authorities in order to encourage Companies to conduct technical and scientific research. Companies that can justify that these expenses meet the required criteria receive a tax credit that can be used to offset with the income tax due for the same fiscal year. Any excess is a receivable to the French state, which can be used to pay the income tax that would be due for the 3 following fiscal years. At the end of this period, the receivable is refundable by the French State. Companies that meet the definition of SME according to European Union criteria are eligible for early reimbursement of their CIR. The reimbursements are made under the European Community tax rules for small and medium sized enterprises (“SME”) in compliance with the applicable regulations in effect.
With the Company no longer qualifying as a SME, the Company decided to sell the receivable relating to the 2023 CIR to a bank. As there is no specific guidance under IFRS for the transfer of this type of assets, an analysis under IFRS 9 was made by analogy. Because the company transferred to the bank its contractual right to receive the cash flows from the asset as well as substantially all the risks and rewards of ownership of that asset, the asset - the 2023 tax credit receivable - was derecognized.
The Research Tax Credit receivable has been historically considered as part of the working capital. Consequently, the cash flows received from the tax authorities in 2023 (€13 million), as well as the cash flow received from the bank in 2024 (€8.6 million), are classified as Net cash generated from / (used in) operating activities.
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
Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Due to Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As Innate Pharma's deferred tax assets and liabilities relate to the same tax authority (France), the same taxable entity, and the same fiscal recovery period, in the application of IAS12, the entity offset deferred taxes assets and deferred tax liabilities in the statement of financial position.
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
In addition, Lumoxiti sales were historically considered insignificant in relation to the consolidated financial statements taken as a whole and are now included in the income statement under "net income from discontinued operations" following the signature of the termination and transition contract with AstraZeneca in 2021 (see Notes 1.a, 2.v and 17).
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
Further to the decision to terminate the Lumoxiti Agreement and termination notice sent in December 2020, a termination and transition agreement was discussed and executed, effective as of June 30, 2021 terminating the Lumoxiti Agreement as well as Lumoxiti related agreements (including the supply agreement, the quality agreement and other related agreements) and transferring of the U.S. marketing authorization and distribution rights of Lumoxiti back to AstraZeneca. Consecutively, the activities related to Lumoxiti are presented as a discontinued operation for all period presented.
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
The Company does not have any non-current assets held for sale to be presented in the consolidated financial statement.
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
•the estimate of the recoverable amount of the acquired and under progress licenses: impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). Amortizable intangible assets are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company’s consolidated financial statements. As of December 31, 2022, given the Company's decision in December 2022 to discontinue the development of avdoralimab in the indication of bullous pemphigoid supporting the recoverable amount of the asset as of December 31, 2021 and June 30, 2022, the rights related to the intangible asset have been fully impaired for the net carrying amount of the intangible asset, of €41,000 thousand, without using the historical assumptions described above (see note 6). As a result, the Company considers that there are no longer any critical estimates in line with intangible assets in 2022. Without any new event to be considered since then, there are therefore no longer any critical assumptions that could call into question the recoverable amount of the asset.

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
Liquidity risk
The Company’s cash management is performed by the Finance department, in charge of monitoring the day-to-day financing and the short-term forecast and enabling the Company to face its financial commitments by maintaining an amount of available cash consistent with the maturities of its liabilities. As of December 31, 2024, cash, cash equivalents and short-term investments were €80,770 thousand, which represents more than a year of cash consumption.
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
The revenue denominated in U.S. dollars has represented approximately 92%, 29% and 52% of revenue in the years ended December 31, 2022, 2023 and 2024, respectively. Payments in U.S dollars represented approximately 50%, 43%, and 35% of the payments in the years ended December 31, 2022, 2023 and

2024, respectively. In order to cover this risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and December 2020. The Company entirely kept the U.S dollars portion of the proceeds received from our Global Offering in October 2019.
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
Fair value
The fair value of financial instruments traded on an active market is based on the market rate as of December 31, 2024. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.

4)Cash, cash equivalents and financial assets

	December 31
(in thousands of euro)	2022	2023	2024
Cash and cash equivalents	84,225	70,605	66,396
Short-term investments	17,260	21,851	14,374
Cash and cash equivalents and short-term investments	101,485	92,456	80,770
Non-current financial assets	35,119	9,796	10,281
Total cash, cash equivalents and financial assets	136,604	102,252	91,051
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
As of December 31, 2022, 2023 and 2024 the amount of cash, cash equivalents and financials assets denominated in U.S. dollars amounted respectively to €34,735 thousand , €20,798 thousand and €16,529 thousand

The variation of short-term investments and non-current financial assets for the periods presented, are the following:

(in thousands of euro)	December 31, 2021	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2022
Short-term investments	16,080	—	—	268	—	912	17,260
Non-current financial assets	39,878	—	(3,000)	(1,640)	(118)	—	35,119
Total	55,958	—	(3,000)	(1,372)	(118)	912	52,379

(in thousands of euro)	December 31, 2022	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2023
Short-term investments	17,260	3,950	—	1,010	174	(544)	21,851
Non-current financial assets	35,119	—	(26,718)	582	817	—	9,796
Total	52,379	3,950	(26,718)	1,592	991	(544)	31,647

(in thousands of euro)	December 31, 2023	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2024
Short-term investments	21,851	—	(9,329)	850	119	884	14,375
Non-current financial assets	9,796	—	(261)	485	261	—	10,281
Total	31,647	—	(9,590)	1,335	380	884	24,656
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.

5)Trade receivables and others
Trade receivables and others are analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Other receivables	61	104	89
Research tax credit(1)	25,904	29,755	—
Other tax credits	361	360	24
Prepaid expenses (2)	4,672	5,693	2,820
VAT refund	1,614	1,037	880
Trade account receivables (3)	3,080	15,233	650
Prepayments made to suppliers (4)	2,652	3,374	509
Receivables and others - current	38,345	55,557	4,972
Prepayments made to suppliers (4)	—	—	1,362
Research tax credit(1)	13,018	9,800	7,464
Prepaid expenses (2)	1,081	754	502
Receivables and others - non-current	14,099	10,554	9,328
Trade receivables and others	52,445	66,111	14,300

(1)In accordance with the principles described in Note 2.q, the research tax credit (Crédit d’Impôt Recherche or “CIR”) is recognized as other operating income in the year to which the eligible research expenditure relates. The amount of CIR recognized as current receivables as of December 31, 2023 comprises the research tax credit for the 2019 and 2020 tax years, for which the three years period has expired as of December 31, 2023. The CIR for 2019 was reimbursed in February 2024 for an amount of €16,737 thousands. Repayment of the 2020 CIR was reimbursed in July 2024 in the amount of €12,755 thousand euros. As a reminder, the Company has already benefited from the reimbursement of the CIR for the 2021 tax year during 2022 for an amount of €10,302 thousand euros and of the CIR for the 2022 tax year during 2023 for an amount of €9,167 thousand euros. These amounts were received by the Company on November 16, 2022 and July 21, 2023 respectively. As the CIR 2023 was subject to a financing arrangement 95% of its nominal value was cashed in December 2024. The accounting analysis concluded to the derecognition of the CIR 2023 receivables as per described in the Accounting policy. The 5% withheld by the financing organization will be released at the end of the 3-year period, i.e. on December 31, 2027, provided that the amount is not challenged by the tax authorities. The amount of €490 thousand has therefore been reclassified under non-current financial assets (see note 4).The amount of €7,464 thousand recognized in non-current receivables corresponds to the CIR for the 2024 tax year following the fact that the Company no longer met the eligibility criteria for the SME status as of December 31, 2024. Thus, the CIR for the 2024 represented a non-current receivable which will in principle be offset against the French corporate income tax due by the Company with respect to the three following years, or refunded if necessary upon expiry of such a period.
(2)As of December 31 2024, December 31, 2023, and December 31, 2022 the prepaid expenses includes amounts of €754 thousand, €1,005 thousand and €1,256 thousand, respectively, relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. As of December 31, 2023, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(3)As of December 31, 2024, the amount breaks mainly down as receivables from AstraZeeca for an amount of 644k€ As of December 31, 2023, the amount is mainly comprised of invoice of €15,000 thousand issued in December 2023 following the exercise of the license option by Sanofi. This amount was collected by the Company in January 2024.As a reminder, as of December 31, 2022, the amount is entirely comprised of the receivables from AstraZeneca for an amount of €1,775 thousand and €1,303 thousand in line with the performance of research and development services under the monalizumab and IPH5201 collaboration agreements, respectively.
(4)At 31 December 2024, advances had been paid to suppliers. These advances will be deducted from subsequent payments in accordance with the terms of the contracts.

Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each of debtors was considered as not significant.

6)Intangible assets
Intangible assets can be broken down as follows:

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total
January 1, 2022	3,161	29	41,000	44,192
Acquisitions	—	—	—	—
Additional considerations (1)	587	—	—	587
Disposals	—		—	—
Depreciation (2)	(2,195)	(29)	—	(2,224)
Impairment (3)	—	—	(41,000)	(41,000)
Transfers	—	—	—	—
December 31, 2022	1,553	—	—	1,556

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total
January 1, 2023	1,553	—	—	1,556
Acquisitions	—		—	—
Additional considerations (1)	2,000	—	—	2,000
Disposals	—		—	—
Depreciation (2)	(3,140)	—	—	(3,140)
Impairment (3)	—	—	—	—
Transfers	—	—	—	—
December 31, 2023	416	—	—	416

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total
January 1, 2024	416	—	—	416
Acquisitions	—		—	—
Additional considerations (1)	—	—	—	—
Disposals	—		—	—
Depreciation (2)	(416)	—	—	(416)
Transfers	—	—	—	—
December 31, 2024	—	—	—	—

(1)As of December 31, 2022, this amount corresponds to the additional payment made to Orega Biotech in October 2022 for the rights relating to IPH5201, following the amendment to the collaboration and license option agreement IPH5201 concluded with AstraZeneca in October 2018 and the announcement by the Company on June 3, 2022, of the progression of IPH5201 towards a Phase 2 study in lung cancers of which the Company will be a sponsor. As of December 31, 2023, this amount corresponds to the additional payment made to Orega Biotech in July 2023 for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial in June 2023, in accordance to the agreement signed in 2019. This additional payment is fully amortized as of December 31,2023.
(2)As of December 31, 2022, this amount included the amortization of rights relating to monalizumab (€1,604 thousand) and IPH5201 (€587 thousand). As of December 31, 2023, this amount includes the amortization of rights relating to monalizumab (€1,138 thousand) and IPH5201 (€2,000 thousand). As of December 31, 2024, this amount includes the amortization of rights relating to monalizumab (€416 thousand) .
(3)Following the Company's decision in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022), the rights relating to the intangible asset have been fully impaired for their net book value on the date of the decision, i.e. €41,000 thousand (see below "Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S')

Monalizumab rights under the 2014 monalizumab (NKG2A) Novo Nordisk agreement
At the agreement inception, acquired rights were recorded as intangible asset for an amount of €7,000 thousand. The Company recorded an additional consideration of €6,325 thousand in 2015 and a final consideration of $15,000 thousand (€13,050 thousand) due in 2018 (see Note 1.1.a).
Since their acquisition by the Company, monalizumab rights are amortized on a straight-line basis over the anticipated residual duration of the Phase 2 trials. At 31 December 2024, the Company has estimated that the rights associated with monalizumab will be fully amortized. This timing takes into account both the completion of certain clinical trials and changes in the estimated end dates for certain cohorts.
The net book values of the monalizumab rights were €0 thousand and €416 thousand as of December 31, 2024 and December 31, 2023, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech; Sub-licensing revenues to be paid to Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors. The undisclosed upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment, for a total of €1.8 million as of December 31, 2023. In June 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program. Under this agreement, the Company also paid in April and June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase 1 dosing relating to IPH5201.
This asset was amortized on a straight-line basis since November 1, 2018 (corresponding to the effective beginning date of the collaboration) until the date the Company expected to fulfill its commitment (end of fiscal year 2020). As a reminder, these collaboration commitments have all been fulfilled. Thus, the rights relating to IPH5201 are fully amortized since December 31, 2020.
Orega Biotech claimed joint ownership of certain patents relating to IPH5201, which the Company disputed. The Company and Orega Biotech resolved these claims in an arbitration proceeding, which ended in a decision rendered by the arbitral tribunal in December 2021. As a result of this decision, the Company will be required to pay a low-teen percentage to Orega Biotech on a going forward basis of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201 Following this arbitral decision, the Company paid in January 2022 an additional amount of 0.4 million euros to Orega Biotech.
The Company announced on June 3, 2022 the progress of IPH5201 towards a study of Phase 2 in lung cancer, of which the Company will be a sponsor. In accordance with the amendment signed on June 1,

2022, the Company was eligible for a milestone payment of $5 million by AstraZeneca, received in August 2022 by the Company. In October 2022, the Company paid an additional €0.6 million to Orega Biotech.
On June 26, 2023, the Company announced the treatment of the first patient in the Phase 2 MATISSE trial, conducted in collaboration with AstraZeneca and evaluating IPH5201 in early-stage lung cancer. As a consequence, the Company made an additional payment of €2.0 million to Orega Biotech in July 2023, in accordance with the agreement signed in 2019.
Pursuant to the arbitral decision mentioned above and the potential milestone payments to which the Company may be due under the 2018 AZ Option Agreement, the Company may also be obligated to pay Orega Biotech up to €47 million upon the achievement of development and regulatory milestones.
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
According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of December 31, 2024, according to the uncertainty of these potential future payments, no liability was recognized.
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

7)Property and equipment

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total
January 1, 2022	4,981	5,187	6	10,174
Acquisitions	20	535	—	555
Disposals	—	(11)	(6)	(17)
Transfers	—	—	—	—
Depreciation	(759)	(1,413)		(2,172)
December 31, 2022	4,242	4,298	—	8,542

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total
January 1, 2023	4,242	4,298	—	8,542
Of which right of use assets	2,710	1,718	—	4,427
Acquisitions	101	250	—	352
Of which right of use assets	31	80	—	110
Disposals	(516)	(92)	—	(608)
Of which right of use assets	(513)	(14)	—	(527)
Depreciation	(860)	(1,089)	—	(1,948)
Of which right of use assets	(541)	(410)	—	(951)
Transfers	(10)	10	—	—
Of which right of use assets	(10)	—	—	(10)
Foreign exchange variation	—	—	—	—
Of which right of use assets	—	—	—	—
December 31, 2023	2,958	3,377	—	6,322
Of which right of use assets	1,675	1,374	—	3,049

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total
January 1, 2024	2,958	3,377	—	6,322
Of which right of use assets	1,675	1,374	—	3,049
Acquisitions	21	370	0	392
Of which right of use assets	—	37	—	37
Disposals	0	-19	0	-19
Of which right of use assets	—	(18)	—	(18)
Depreciation	-549	-1,027	0	-1,576
Of which right of use assets	(420)	(272)	—	(693)
Transfers	-159	159	0	0
Of which right of use assets	—	—	—	—
Foreign exchange variation	14	1	0	15
Of which right of use assets	14	—	—	14
December 31, 2024	2,285	2,861	—	5,133
Of which right of use assets	1,269	1,121	—	2,390

8)Trade payables and others
This line item is analyzed as follows:

	December 31,
(in thousands of euro)	2022	2023	2024
Suppliers (excluding payables related to capital expenditures)	13,656	8,561	7,923
Tax and employee-related payables	5,978	7,021	6,962
Other payables (1)	1,260	1,436	1,122
Trade payables and others excluding payables related to capital expenditures	20,894	17,018	16,007
Payables related to capital expenditures	17	—	—
Payables and others	20,911	17,018	16,007
(1) As of December 31, 2022, 2023 and 2024, this amount mainly includes the liability relating to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021. The cost of the guarantee is spread out until the end of the repayment of said loans, i.e., December 31, 2027 (see note 9).
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.
9)Financial liabilities
This line item was broken down per maturity and is analyzed as follows:

In thousand euros	December 31, 2021	Proceeds from borrowing	Non cash effects : proceeds from lease liabilities and other	Repayments of borrowings and lease liabilities	December 31, 2022
BPI PTZI IPH41	—	—	—	—	—
BPI Refundable advance - FORCE	—	—	—	—	—
Lease liabilities – Building "Le Virage"(3)	1,875	—	—	(522)	1,353
Lease liabilities – Premises Innate Inc	391	—	15	(61)	345
Lease liabilities – Laboratory equipment	464	—	—	(177)	287
Lease liabilities – Vehicles	53	—	12	(32)	33
Lease liabilities - Printers	35	—	—	(8)	27
Loans – Equipment	209	—	—	(55)	154
Loans – Building (2)	12,525	—	—	(1,187)	11,338
Total	44,251	—	42	(2,042)	42,251

In thousand euros	December 31, 2022	Proceeds from borrowing	Non cash effects : proceeds from lease liabilities and other	Repayments of borrowings and lease liabilities	December 31, 2023
State guaranteed loan Société Générale (1)	20,000	—	—	—	20,000
State guaranteed loan BNP Paribas (1)	8,700	—	—	—	8,700
State guaranteed loans - accrued interest	15	—	(1)	—	14
Property transaction (down-payment)	—	—	—	—	—
Lease liabilities – Building "Le Virage"(3)	1,353	—	(685)	(293)	375
Lease liabilities – Premises Innate Inc	345	—	—	(99)	246
Lease liabilities – Laboratory equipment	287	—	—	(178)	109
Lease liabilities – Vehicles	33	—	80	(31)	85
Lease liabilities - Printers	27	—	—	(9)	18
Loans – Equipment	154	—	—	(55)	99
Loans – Building (2)	11,338	—	17	(1,108)	10,247
Total	42,251	—	(589)	(1,773)	39,893

In thousand euros	December 31, 2023	Proceeds from borrowing	Non cash effects : proceeds from lease liabilities and other	Repayments of borrowings and lease liabilities	December 31, 2024
State guaranteed loan Société Générale (1)	20,000	—	9	(4,884)	15,125
State guaranteed loan BNP Paribas (1)	8,700	—	3	(2,144)	6,558
State guaranteed loans - accrued interest	14	—	(14)	—	—
Lease liabilities – Building "Le Virage"(3)	375	—	—	(244)	131
Lease liabilities – Premises Innate Inc	246	—	15	(97)	164
Lease liabilities – Laboratory equipment	109	—	—	(109)	—
Lease liabilities – Vehicles	85	—	19	(32)	71
Lease liabilities - Printers	18	—	—	(9)	9
Loans – Equipment	99	—	—	(56)	43
Loans – Building (2)	10,247	—	—	(1,353)	8,894
Total	39,893	—	31	(8,928)	30,995

(1) On January 5, 2022, the Company announced that it had obtained €28.7 million in non-dilutive financing in the form of two State Guaranteed Loans from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The Company received the funds related to these two loans on December 27 and 30, 2021 respectively. Both loans have an initial maturity of one year with an option to extend to five years from August 2022. They are 90% guaranteed by the French government as part of the package of measures put in place by the French government to support companies during the COVID-19 pandemic. In August 2022, the Company has requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period. Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company will only be liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. The state guarantee fees amounts to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively.
(2) On July 3, 2017, the Company borrowed from the Bank “Société Générale” in order to finance the construction of its future headquarters. This loan amounting to a maximum of €15,200 thousand will be raised during the period of the construction in order to pay the supplier payments as they become due. As of December 31, 2018 and 2019, the loan was raised at an amount of €14,826 thousand.
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of December 31, 2024, the remaining capital of the loan amounted to €8,894 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. The amount of €4.2 million was actually received in July 2024.
This loan bears a fixed interest rate of 2.01% . It is subject to a covenant based on the assumption that the total cash, cash equivalents and current and non-current financial assets are at least equal to principal as of financial year end.
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
The table below shows the schedule for the contractual flows (principal only) as of December 31, 2022, 2023 and 2024 respectively :

In thousand euros	Year ended December 31,
Current financial liabilities	2022	2023	2024
State guaranteed loan Société Générale	—	4,884	4,969
State guaranteed loan BNP Paribas	—	2,144	2,167
State guaranteed loans - accrued interest	15	14	—
Lease finance obligations – Rent Le Virage	532	244	131
Lease liabilities – Premises Innate Inc	90	92	102
Lease finance obligations – Laboratory equipment	177	109	—
Lease liabilities – Vehicles	16	31	29
Lease liabilities - Printers	9	9	9
Loans - Equipment	55	56	42
Loans - Building	1,210	1,353	1,260
Total – Current financial liabilities	2,102	8,936	8,709

In thousand euros	Year ended December 31,
Non-Current financial liabilities	2022	2023	2024
State guaranteed loan Société Générale	20,000	15,116	10,156
State guaranteed loan BNP Paribas	8,700	6,556	4,391
Lease finance obligations – Building Le Virage	820	131	—
Lease liabilities – Premises Innate Inc	255	154	62
Lease finance obligations – Laboratory equipment	110	—	—
Lease finance obligations – Vehicles	17	56	42
Lease liabilities - Printers	18	9	—
Loans - Equipment	99	43	—
Loans - Building	10,128	8,895	7,635
Total – Non-Current financial liabilities	40,149	30,957	22,286

The table below shows the schedule for the contractual flows (being principal and interest payments):

(in thousands of euro)	2025	2026	2027	2028	2029	>2029	Total
State guaranteed loan Société Générale	5,167	5,167	5,167	—	—	—	15,502
State guaranteed loan BNP Paribas	2,222	2,221	2,220	—	—	—	6,662
Lease finance obligations – Rent Le Virage	133	—	—	—	—	—	133
Lease liabilities – Premises Innate Inc.	104	62	—	—	—	—	166
Lease liabilities – Vehicles	32	24	16	4	—	—	76
Lease liabilities - Printers	9	—	—	—	—	—	9
Loans – Equipment	43	—	—	—	—	—	43
Loan – Building	1,427	1,427	1,427	1,308	1,427	2,496	9,510
Total	9,137	8,901	8,829	1,312	1,427	2,496	32,102

10)Employee benefits
Defined benefit obligations

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Allowance for retirement defined benefit	2,184	2,064	2,369
Allowance for seniority awards	366	377	361
Total Defined benefit obligations	2,550	2,441	2,730
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
In addition, the impact of the 2023 pension reform (including the raising of the retirement age) has been recognized as a plan amendment within the meaning of IAS 19, recognized in the income statement and balance sheet with no material impact as of December 31, 2023.
On March 24, 2016, the Company entered into an internal labor agreement with the employees representatives whereby the Company is committed to paying a seniority award after 15 years and 20 years of employment. This award is paid on the anniversary date. A similar award existed for employees having a seniority of 10 years but was not booked due to its insignificant amount. As such, in 2016 the Company recorded a provision for seniority awards and a corresponding charge included in “Personnel costs other than share-based payments” (see Note 14) other than payments in shares. These awards meet the definition of other long-term benefits under IAS 19. This provision is determined by an external actuary firm based on the assumptions disclosed hereafter and amounts to €361 thousand as of December 31, 2024 (€377 thousand as of December 31, 2023).

The main actuarial assumptions used to evaluate retirement benefits are the following:

	Year ended December 31,
	2022	2023	2024
Economic assumptions
Discount rate (iBoxx Corporate AA) for retirement	3.75%	3.20%	3.20%
Annual rate of increase in wages	4.00%	2.50%	2.50%
Demographical assumptions
Type of retirement	At the initiative of the employee	At the initiative of the employee	At the initiative of the employee
Annual mobility rate	4.3%	5.2%	5.7%
Rate of contributions	47.07%	48.01%	49.29%
Rate of wages costs	23.46%	24.32%	22.62%
Age at retirement
Employees borned before 1st January 1968
- Executives	64 years	64 years	64 years
- Non executives	62 years	62 years	62 years
Employees borned after 1st January 1968
- Executives	64 years	65 years	65 years
- Non executives	62 years	64 years	64 years
Mortality table	TH-TF 00-02	TH-TF 00-02	TH-TF 00-02
Annual turnover by tranche of age	All personnel	All personnel	All personnel
16-24 years	12.0%	15.0%	20.0%
25-29 years	10.0%	14.0%	16.0%
30-34 years	7.0%	10.0%	12.0%
35-39 years	5.0%	6.0%	8.0%
40-44 years	3.0%	4.0%	4.0%
45-49 years	1.5%	2.0%	2.0%
+50 years	0%	0%	0%
Changes in the projected benefit obligation for the periods presented were as follows (in thousands of euro):

December 31, 2021	2,976
IAS19 Restatement related to the change in calculation method - IFRIC (1)	—
Service cost	427
Payments (benefits and contributions paid by the employer)	(62)
Actuarial loss	(790)
As of December 31, 2022	2,550
Service cost	312
Payments (benefits and contributions paid by the employer)	(27)
Actuarial gain	(394)
As of December 31, 2023	2,441
Service cost	353

Payments (benefits and contributions paid by the employer)	(29)
Actuarial loss	(36)
As of December 31, 2024	2,730
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
An increase/decrease of +/- 25 basis point of the discount rate would result in a decrease/increase of the total benefit obligation of €65 thousand.
The actuarial assumptions used for the provision for length-of-service awards are as follows:
•Discount rate: 3.00
•Annual rate of salary increase: 2.50
•Rate of employer contributions: 49.29
•Employee contributions: 22.62
•Retirement age: 64 for executives, 62 for non-executives
•Mortality table: TH-TF 00-02
•Annual mobility rate: 5.70% on average
The amounts recognized as an expense linked to defined contributions plans amounted to €1,432 thousand, €1,283 thousand and €1,251 thousand in the years ended December 31, 2022, 2023 and 2024, respectively.

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

As of December 31, 2024, the Company’s share capital amounted to €4,192,221 divided into (i) 83,830,336 ordinary shares, each with a nominal value of €0.05, (ii) 6,494 “2016” free preferred shares, each with a nominal value of €0.05 and (iii) 7,581 “2017” free preferred shares, each with a nominal value of €0.05, respectively fully paid up.
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
The table below presents the historical changes in the share capital of the Company as of December 31, 2022, 2023 and 2024, respectively:

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	January 1, 2022	3,977,836	375,219,667	79,542,627	14,095	€0.05
February 14, 2022	Capital increase by issuance of common shares (exercise of share warrants)	38	1,493	750	—	€0.05
February 14, 2022	Capital increase by issuance of common shares	2,316	187,596	46,320	—	€0.05
February 14, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	6,948	(6,948)	138,960	—	€0.05
April 22, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	1,250	(1,250)	25,000	—	€0.05
July 13, 2022	Capital increase by issuance of common shares (definitive acquisition of free shares )	681	(681)	13,614	—	€0.05
July 25, 2022	Capital increase by issuance of common shares (exercise of share warrants)	6,287	(6,287)	125,748	—	0.05
December 16, 2022	Subsciption of share warrants	—	9,995	—	—	€—
November 7, 2022	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	15,953	(15,953)	319,050	—	€0.05
	December 31, 2022	4,011,308	379,636,745	80,212,069	14,095	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	January 1, 2023	4,011,308	379,636,745	80,212,069	14,095	€0.05
April 14, 2023	Capital increase by issuance of common shares (exercise of share warrants)	728	28,955	14,550	—	€0.05
April 14, 2023	Capital increase by issuance of common shares	3,015	168,840	60,300	—	€0.05
April 14, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	8,165	(8,165)	163,293	—	€0.05
July 6, 2023	Capital increase by issuance of common shares (exercise of share warrants)	3,321	142,991	66,410	—	€0.05
September 18, 2023	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	33	(33)	650	(5)	€0.05
October 3, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	6,403	(6,403)	128,061	—	€0.05
December 15, 2023	Subsciption of share warrants	—	47,120	—	—	€—
December 31, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	10,762	(10,762)	215,230	—	€0.05
December 31, 2023	Share based payments	—	4,255,748	—	—
	December 31, 2023	4,043,733	384,255,036	80,860,563	14,090	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2024	4,043,733	384,255,036	80,860,563	14,090	€0.05
June 10, 2024	Capital increase by issuance of common shares	1,905	91,440	38,100	—	€0.05
June 10, 2024	Capital increase by issuance of common shares (definitive acquisition of free shares )	3,437	(3,437)	68,744	—	€0.05
July 5, 2024	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	97	(97)	1,950	(15)	€0.05
December 5, 2024	Capital increase by issuance of common shares	91,645	2,767,677	1,832,899	—	€0.05
December 5, 2024	Share issuance costs	—	(24,150)	—	—	€—
December 31, 2024	Capital increase by issuance of common shares (definitive acquisition of free shares )	51,404	(51,404)	1,028,080	—	€0.05
December 31, 2024	Share based payments	—	3,944,383	—	—	—
	Balance as of December 31, 2024	4,192,221	390,979,449	83,830,336	14,075	€0.05

Holding by the Company of its own shares
The Company held 18,575 of its own shares as of December 31, 2024.

b)Share based payments
The Company has issued BSAs, BSAARs, stock options, AGAs and AGAPs as follows as of December 31, 2022, 2023 and 2024, respectively: :

Date	Types	Number of warrants issued as of 12/31/2022	Number of warrants void as of 12/31/2022	Number of warrants exercised as of 12/31/2022	Number of warrants outstanding as of 12/31/2022	Maximum number of shares to be issued as of 12/31/2022	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	—	86,700	59,350	59,350	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	167	2,068	268,840	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—

December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	286,306	—	480,344	480,344	—
August 5, 2020	AGA Perf Management 2020-1	710,000	60,000	—	650,000	650,000	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	95,600	—	971,000	971,000	€—
October 1, 2021	AGA Perf Management 2021-1	610,000	90,000	—	520,000	520,000	€—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	€—
October 3, 2022	AGA Bonus 2022-1	128,061	—	—	128,061	128,061	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	—	—	1,371,500	1,371,500	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	—	191,140	46,360	46,360	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
	Total as of December 31 2022	10,428,877	1,711,671	2,684,141	6,033,065	6,784,637

Date	Types	Number of warrants issued as of 12/31/2023	Number of warrants void as of 12/31/2023	Number of warrants exercised as of 12/31/2023	Number of warrants outstanding as of 12/31/2023	Maximum number of shares to be issued as of 12/31/2023	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	€2.04

July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	172	2,063	268,190	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	681,420	85,230	—	—	—
August 5, 2020	AGA Perf Management 2020-1	710,000	580,000	130,000	—	—	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	247,300	—	819,300	819,300	—
October 1, 2021	AGA Perf Management 2021-1	610,000	130,000	—	480,000	480,000	—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	198,000	—	1,173,500	1,173,500	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	€—
November 2, 2023	AGA New Members 2023-1	25,000	—	—	25,000	25,000	€—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	4,500	—	1,399,000	1,399,000	€—
December 21, 2023	AGA Perf Management 2023-1	750,000	—	—	750,000	750,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—

July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	€2.26
	Total as of December 31 2023	12,820,670	3,057,735	3,271,690	6,491,245	7,242,172

Date	Types	Number of warrants issued as of 12/31/2024	Number of warrants void as of 12/31/2024	Number of warrants exercised as of 12/31/2024	Number of warrants outstanding as of 12/31/2024	Maximum number of shares to be issued as of 12/31/2024	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	187	2,048	266,240	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	681,420	85,230	—	—	—

August 5, 2020	AGA Perf Management 2020-1	710,000	580,000	130,000	—	—	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	454,520	612,080	—	—	—
October 1, 2021	AGA Perf Management 2021-1	610,000	194,000	416,000	—	—	—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	299,000	—	1,072,500	1,072,500	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	€—
November 2, 2023	AGA New Members 2023-1	25,000	—	—	25,000	25,000	€—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	129,750	—	1,273,750	1,273,750	€—
December 21, 2023	AGA Perf Management 2023-1	750,000	—	—	750,000	750,000	€—
February 15, 2024	AGA New Members 2024-1	25,000	—	—	25,000	25,000	€—
June 10, 2024	AGA "Plan Epargne Entreprise" 2024	68,744	—	68,744	—	—	€—
August 1, 2024	AGA Perf Management 2024-1	150,000	—	—	150,000	150,000	€—
November 13, 2024	AGA employees 2024-1	370,560	1,800	—	368,760	368,760	€—
November 13, 2024	AGA Perf Employees 2024-1	1,162,900	—	—	1,162,900	1,162,900	€—
November 13, 2024	AGA Perf Management 2024-2	975,000	—	—	975,000	975,000	€—
November 13, 2024	AGA Management 2024-1	200,000	—	—	200,000	200,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
September 11, 2024	Stock Options 2024-1	100,000	—	—	100,000	100,000	€2.18
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	€2.36
July 16, 2014	BSA 2014	150,000	75,000	75,000	—	—	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	€2.26
	Balance as of December 31, 2024	15,872,874	3,632,005	4,368,529	7,872,340	8,621,332

AGA
Details of AGA

	AGAP Management 2016-1		AGAP Employees 2016-1		AGA Management 2016-1	AGA Employees 2016-1	AGAP Management 2016-2
Date of grant (Board of Directors)	October 21, 2016		October 21, 2016		October 21, 2016	October 21, 2016	October 21, 2016
Vesting period (years)	1 year		1 year		3 years	1 year	1 year
Non transferability period	2 years after the vesting period end		2 years after the vesting period end		None	2 years after the vesting period end	2 years after the vesting period end
Number of free shares granted	2,000		2,486		50,000	99,932	3,000
Share entitlement per free share	130	(1)	130	(1)	1	1	111
Grant date share fair value	€10.87		€10.87		€10.87	€10.87	€12.73
Expected dividends	None		None		None	None	None
Performance conditions	Yes		Yes		None	None	Yes
Expected turnover (yearly basis)	5%		5%		—	5%	9%
Volatility	40%		40%		—	—	40%
Fair value per AGA	€911		€911		€10.55	€10.55	€956
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

	AGA Management 2016-2	AGA Employees 2016-2	AGA Bonus 2017	AGA Employee 2017	AGAP Employees 2017-1
Date of grant (Board of Directors)	December 30, 2016	December 30, 2016	September 20, 2017	April 3, 2018	April 3, 2018
Vesting period (years)	3 years	1 year	1 year	1 year	1 year
Non transferability period	None	2 years after the vesting period end	1 year after the vesting period end	1 year after the vesting period end	2 years after the vesting period end
Number of free shares granted	250,000	149,943	114,500	28,556	5,725

Share entitlement per free share	1	1	1	1	100
Grant date share fair value	€12.73	€12.73	€5.52	€10.90	€5.52
Expected dividends	None	None	None	None	None
Performance conditions	None	None	Yes	None	Yes
Expected turnover (yearly basis)	—	5%	4	—%	5%
Volatility	—	—	55	—%	55%
Fair value per AGA	€14.61	€10.55	€5.83	€10.30	€90

	AGAP Management 2017	AGA Bonus 2018	AGA Perf Employees 2018	AGA Perf Management 2018	AGA New Members 2017-1
Date of grant (Board of Directors)	April 3, 2018	July 3, 2018	November 20, 2018	November 20, 2018	April 29, 2019
Vesting period (years)	1 year	1 year	3 years	3 years	3 years
Non transferability period	2 years after the vesting period end	1 year after the vesting period end	None	None	None
Number of free shares granted	2,400	67,028	327,500	260,000	25,000
Share entitlement per free share	100	1	1	1	1
Grant date share fair value	€5.52	€5.06	€8.00	€8.00	€5.74
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	Yes	Yes	No
Expected turnover (yearly basis)	11%	—	4%	10%	10%
Volatility	55%	—	45%	45%	—
Fair value per AGA	€90	€4.69	€3.81	€3.81	€5.74

	AGA Employees 2018	AGA Bonus 2019-1	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Bonus 2020
Date of grant (Board of Directors)	January 14, 2019	July 3, 2019	November 4, 2019	November 4, 2019	July 13, 2020
Vesting period (years)	1 year	1 year	3 years	3 years	1 year
Non transferability period	1 year after the vesting period end	1 year after the vesting period end	None	None	1 year after the vesting period end
Number of free shares granted	90,650	57,376	546,700	355,000	79,861

Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€7.31	€5.90	€3.13	€3.13	€6.40
Expected dividends	None	None	None	None	None
Performance conditions	No	No	Yes	Yes	No
Expected turnover (yearly basis)	4.03%	—	10%	10%	—%
Volatility	N/A	—	45%	45%	—%
Fair value per AGA	€7.31	€5.72	€3.13	€3.13	€6.40

	AGA Perf Employees 2020-1	AGA Perf Management 2020-1	AGA Bonus 2021-1	AGA Perf Employees 2021-1	AGA Perf Management 2021-1
Date of grant (Board of Directors)	August 5, 2020	August 5, 2020	July 22, 2021	October 1, 2021	October 1, 2021
Vesting period (years)	3.5 years	3.5 years	1 year	3.5 years	3.5 years
Non transferability period	None	None	1 year	None	None
Number of free shares granted	769,202	710,000	125,748	1,066,600	610,000
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€2.94	€2.94	€3.43	€1.76	€1.76
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	No	Yes	Yes
Expected turnover (yearly basis)	10.00%	10.00	—	13.32	13.32
Volatility	45.00%	45.00	—	50.00	50.00
Fair value per AGA	€2.94	€2.94	€3.43	€1.76	€1.76

	AGA "Plan Epargne Entreprise" 2022	AGA Bonus 2022-1	AGA Perf Employees 2022-1	AGA Perf Management 2022-1
Date of grant (Board of Directors)	February 14, 2022	October 3, 2022	December 12, 2022	December 12, 2022
Vesting period (years)	None	1 year	3.1 years	3.1 years
Non transferability period	None	None	None	None
Number of free shares granted	138,960	128,061	1,371,500	550,000
Share entitlement per free share	1	1	1	1
Grant date share fair value	€4.10	€3.89	€1.39	€1.39
Expected dividends	None	None	None	None
Performance conditions	No	No	Yes	Yes
Expected turnover (yearly basis)	—%	—	10.50	10.50
Volatility	—%	—	50.00	50.00
Fair value per AGA	€4.10	€3.89	€1.39	€1.39

	AGA "Plan Epargne Entreprise" 2023	AGA New Members 2023-1	AGA Perf Employees 2023-1	AGA Perf Management 2023-1
Date of grant (Board of Directors)	April 14, 2023	November 2, 2023	December 21, 2023	December 21, 2023
Vesting period (years)	None	3 years	3.0 years	3.0 years
Non transferability period	None	None	None	None
Number of free shares granted	163,293	25,000	1,403,500	750,000
Share entitlement per free share	1	1	1	1
Grant date share fair value	€2.85	€2.23	€1.60	€1.60
Expected dividends	None	None	None	None
Performance conditions	No	No	Yes	Yes
Expected turnover (yearly basis)	—	—	11.20%	11.20%
Volatility	—	—	50.00%	50.00%
Fair value per AGA	€2.85	€2.23	€1.60	€1.60

	AGA New Members 2024-1	AGA "Plan Epargne Entreprise" 2024	AGA Perf Management 2024-1	AGA employees 2024-1
Date of grant (Board of Directors)	15 February 2024	10 June 2024	1 August 2024	13 November 2024
Vesting period (years)	3.0 years	None	2.0 years	3.0 years
Non transferability period	None	None	None	None
Number of free shares granted	25,000	68,744	150,000	370,560
Share entitlement per free share	1	1	1	1
Grant date share fair value	€2.31	€2.45	€2.01	€1.62
Expected dividends	0	0	0	0
Performance conditions	No	No	Yes	No
Expected turnover (yearly basis)	—	—	—	—
Volatility	—	—	—	—
Fair value per AGA	€2.31	€2.45	€2.01	€1.62

	AGA Perf Employees 2024-1	AGA Perf Management 2024-2	AGA Management 2024-1
Date of grant (Board of Directors)	13 November 2024	13 November 2024	13 November 2024
Vesting period (years)	3.0 years	3.0 years	3.0 years
Non transferability period	None	None	None
Number of free shares granted	1,162,900	975,000	200,000
Share entitlement per free share	1	1	1
Grant date share fair value	€1.87	€1.87	€1.62
Expected dividends	0	0	0
Performance conditions	Yes	Yes	No
Expected turnover (yearly basis)	10%	10%	—
Volatility	50%	50%	—
Fair value per AGA	€1.87	€1.87	€1.62

Change in Number of AGAs Outstanding

	Year ended December 31,
Number of AGAs	2022	2023	2024
Balance at beginning of period	3,678,354	4,677,173	5,203,063
Granted during the period	2,188,521	2,341,793	2,952,204
Forfeited during the period	(567,330)	(1,309,314)	(499,270)
Exercised during the period	(622,372)	(506,589)	(1,096,839)
Expired during the period	—	—	—
Balance at end of period	4,677,173	5,203,063	6,559,158

Breakdown of the Closing Balance

	Year ended December 31,
	2022	2023	2024
Number of AGAs	Outstanding	Outstanding	Outstanding
AGAP Management 2016-1	1,200	1,200	1,200
AGAP Employees 2016-1	2,068	2,063	2,048
AGAP 2016-2	3,000	3,000	3,000
AGA New Members 2017-1	—	—	—
AGA Perf Employees 2019-1	—	—	—
AGA Perf Management 2019-1	—	—	—
AGA Bonus 2020-1	—	—	—
AGA Perf Employees 2020-1	480,344	—	—
AGA Perf Management 2020-1	650,000	—	—
AGA Bonus 2021-1	—	—	—
AGA Perf Employees 2021-1	971,000	819,300	—
AGA Perf Management 2021-1	520,000	480,000	—
AGA Bonus 2022-1	128,061	—	—
AGA Perf Employees 2022-1	1,371,500	1,173,500	1,072,500
AGA Perf Management 2022-1	550,000	550,000	550,000
AGA New Members 2023-1	—	25,000	25,000
AGA Perf Employees 2023-1	—	1,399,000	1,273,750
AGA Perf Management 2023-1	—	750,000	750,000
AGA New Members 2024-1	—	—	25,000
AGA "Plan Epargne Entreprise" 2024	—	—	—
AGA Perf Management 2024-1	—	—	150,000
AGA employees 2024-1	—	—	368,760
AGA Perf Employees 2024-1	—	—	1,162,900
AGA Perf Management 2024-1	—	—	975,000
AGA Management 2024-1	—	—	200,000
TOTAL	4,677,173	5,203,063	6,559,158
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
Expenses were €(181) thousand for the financial years ended December 31, 2022. Income relating to the 2022 financial year is explained by the review of the performance conditions during the 2022 financial year with regard to the definitive achievement of the vesting. These instruments were definitively acquired during the 2022 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31,2023.

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
Expenses were €1,738 thousand and €1,436 thousand for the financial year ended December 31, 2022 and 2023, respectively. These instruments were definitively acquired during the 2023 financial year. Consequently, no expense relating to these plans was recognized during the financial year ended December 31,2024.

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
Expenses were €1,577 thousand, €1,161 thousand and €1,162 thousand for the financial years ended December 31, 2022, 2023 and 2024, respectively.

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
Expenses were €46 thousand, €1,157 thousand and €888 thousand for the financial year ended December 31, 2022, 2023 and 2024, respectively.
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
AGA New-members 2023-1
Expenses were €3 thousand and €19 thousand for the financial year ended December 31, 2023 and 2024, respectively.

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
Expenses were €33 thousand and €1,226 thousand for the financial year ended December 31,2023 and 2024, respectively.

AGA New-members 2024-1
Expense was €17 thousand for the financial year ended December 31, 2024.

Free performance shares 2024 (AGA Perf Management 2024-1)
These free performance shares granted in 2024 are subject to two internal conditions, which are :
•Selection and presentation to the Supervisory Board of candidates for the position of Chairman of the Executive Board or Chairman of the Board of Directors (depending on the Company's organization) (“Performance Condition 1”); and/or ;
•Recruitment of a new executive for the position of Chairman of the Executive Board or Chairman of the Board of Directors (depending on the Company's organization) (“Performance Condition 2”).
Expense was €302 thousand for the financial year ended December 31, 2024.
Other free shares
Expenses were €32 thousand for the financial year ended December 31, 2024.
Free performance shares 2024 (AGA Perf Employees 2024-1 / AGA Perf Management 2024-2)
Free performance shares granted in 2024 are subject to the Company's market capitalization and three internal performance internal conditions and a bonus condition, which are :
•The start of a first clinical trial involving a product in the Company's portfolio or the "proof of concept" of a new therapeutic approach involving a product in the Company's portfolio;
•the conclusion of a collaboration or licensing agreement or the receipt of income from collaboration and licensing agreements totalling €50 million ;

•a 25% increase in the number of employees already using "soft mobility" means of transport mobility;
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
Expenses were €119 thousand for the financial year ended December 31, 2024.
BSA
Until 2017, the Company issued BSAs to members of the Supervisory Board and certain consultants. Following the AMF's position dated June 5, 2018, the Company has decided not to issue any further BSAs other than at market conditions to Supervisory Board members.
Details of BSA

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
Date of grant (Board of directors)	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Vesting period (years)	2 years	2 years	2 years	2 years	2 years
Plan expiration date	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Number of BSA granted	237,500	150,000	70,000	14,200	37,000
Share entitlement per BSA	1	1	1	1	1
Exercise price	€2.36	€8.65	€9.59	€14.05	€11.00
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes
Grant date share fair value	€2.45	€6.85	€13.65	€13.64	€10.41
Expected volatility	31.83%	46.72%	54.08%	47.83%	61.74%
Average life of BSA	5.5 years	5.5 years	5.5 years	5.5 years	6 years
Risk-free interest rate	2.42%	1.00%	0.25%	0.25%	0.20%
Expected dividends	None	None	None	None	None
Performance conditions	None	None	None	None	None
Fair value per BSA	€0.87	€2.51	€6.59	€4.73	€0.57

	BSA 2022-1	BSA 2023-1
Date of grant (Board of directors)	December 16, 2022	December 15, 2023
Vesting period (years)	2 years	2 years
Plan expiration date	October 3, 2032	October 19, 2033
Number of BSA granted	40,000	50,000
Share entitlement per BSA	1	1
Exercise price	€2.31	€2.26
Valuation method used	Black & Scholes	Black & Scholes
Grant date share fair value	€1.31	€1.24
Expected volatility	50.00%	45.00%
Average life of BSA	5.5 years	5.5 years
Risk-free interest rate	2.40%	2.50%
Expected dividends	None	None
Performance conditions	None	None
Fair value per BSA	€1.21	€1.24

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2022	2023	2024
Balance at beginning of period	242,560	250,820	242,460
Granted during the period	40,000	50,000	—
Forfeited during the period	(31,740)	(24,500)	(75,000)
Exercised during the period	—	(33,860)	—
Balance at end of period	250,820	242,460	167,460
Breakdown of the Closing Balance

	Year ended December 31,
	2022		2023		2024
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA 2011-2	—	—	—	—	—	—
BSA 2013	46,360	46,360	—	—	—	—
BSA 2014	75,000	75,000	75,000	75,000	—	—
BSA 2015-1	70,000	70,000	70,000	70,000	70,000	70,000
BSA 2015-2	14,200	14,200	14,200	14,200	14,200	14,200
BSA 2017	37,000	37,000	37,000	37,000	37,000	37,000
BSA 2022-1	8,260	8,260	8,260	8,260	8,260	8,260
BSA 2023-1		—	38,000	38,000	38,000	38,000
TOTAL	250,820	250,820	242,460	204,460	167,460	167,460

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

BSAAR 2015
Date of grant (Board of directors)	July 1, 2015
Beneficiaries	Employees and corporate officers
Vesting period (years)	2 years
Plan expiration date	June 30, 2025
Number of BSAAR granted	1,050,382
Share entitlement per BSAAR	1
Exercise price	€7.20
Valuation method used	Black & Scholes
Grant date share fair value	€13.77
Expected volatility	41%
Average life of BSAAR	10 years
Risk-free interest rate	1.22%
Expected dividends	None
Performance conditions	No
Fair value per BSA	€1.15

Change in Number of BSAAR Outstanding

	Year ended December 31,
Number of BSAAR	2022	2023	2024
Balance at beginning of period	1,105,822	1,105,072	1,045,722
Granted during the period	—	—	—
Forfeited during the period	—	(12,250)	—
Exercised during the period	(750)	(47,100)	—

Expired during the period	—	—	—
Balance at end of period	1,105,072	1,045,722	1,045,722
Breakdown of the Closing Balance

	Year ended December 31,
	2022		2023		2024
Number of BSAAR	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAAR 2011	—	—	—	—	—	—
BSAAR 2012	59,350	59,350	—	—	—	—
BSAAR 2015	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722	1,045,722
TOTAL	1,105,072	1,105,072	1,045,722	1,045,722	1,045,722	1,045,722
Breakdown of expenses per financial year
The share-based compensation expenses are broken down as follows (in thousands of euro):

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
AGAP Employee 2019 / AGAP Management 2019	(181)	—	—
AGAP Employee 2020 / AGAP Management 2020	1,738	1,436	—
Stock Options 2020	—	—	—
AGA Bonus 2021-1	—	—	—
AGAP Employee 2021 / AGAP Management 2021	1,577	1,161	1,162
AGA "Plan Epargne Entreprise" 2022	570	—	—
AGA Bonus 2022-1	499	—	—
AGAP Employee 2022 / AGAP Management 2022	46	1,157	888
AGA New Members 2023-1 Management		3	19
AGAP Employee 2023/ AGAP Management 2023		33	1,226
AGA "Plan Epargne Entreprise" 2023		465	—
AGA Perf Management 2024-1	—	—	302
AGAP Employee 2024/ AGAP Management 2024	—	—	119
AGA "Plan Epargne Entreprise" 2024	—	—	168
AGA New Members 2024 - 1 Management	—	—	17
Stock-option 2024	—	—	12
Other free shares	—	—	32
Share based compensation	4,249	4,256	3,944

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

As of December 31, 2022 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	35,119	35,119		35,119
Trade receivables and others	52,445	—	52,445	52,445
Short-term investments	17,260	17,260	—	17,260
Cash and cash equivalents	84,225	84,225	—	84,225
Total financial assets	189,049	136,604	52,445	189,049

As of December 31, 2022 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	40,149	—	40,149	40,149
Financial liabilities—current portion	2,102	—	2,102	2,102
Trade payables and others	20,911	—	20,911	20,911
Total financial liabilities	63,160	—	63,160	63,160

As of December 31, 2023 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	9,796	9,796	—	9,796
Trade receivables and others	66,111	—	66,111	66,111
Short-term investments	21,851	21,851	—	21,851
Cash and cash equivalents	70,605	70,605	—	70,605
Total financial assets	168,363	102,252	66,111	168,363

As of December 31, 2023 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	30,957	—	30,957	30,957
Financial liabilities—current portion	8,936	—	8,936	8,936
Trade payables and others	17,018	—	17,018	17,018
Total financial liabilities	56,911	—	56,909	56,909

As of December 31, 2024 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables	Fair value
Financial assets
Non-current financial assets	10,281	10,281	—	10,281
Trade receivables and others	14,300	—	14,300	14,300
Short-term investments	14,374	14,374	—	14,374
Cash and cash equivalents	66,396	66,396	—	66,396
Total financial assets	105,351	91,051	14,300	105,351

As of December 31, 2024 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	22,286	—	22,286	22,286
Financial liabilities—current portion	8,709	—	8,709	8,709
Trade payables and others	16,007	—	16,007	16,007
Total financial liabilities	47,002	—	47,002	47,002
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
13)Revenue and government financing for research expenditures
13.1) Revenue from collaboration and licensing agreements

The Company’s revenue from collaboration and licensing agreements amounts to €49,580, €51,901 and €12,622 for the fiscal year ended December 31, 2022, 2023 and 2024, respectively.

	Year ended December 31,
(in thousands of euro)	2022(1)	2023	2024
Proceeds from collaboration and licensing agreements	48,806	50,725	10,505
of which monalizumab agreement - AstraZeneca	22,376	9,499	4,404
of which IPH5201 agreement - AstraZeneca	4,677	—	—
of which preclinical molecules agreement - AstraZeneca	17,400	—	—
of which Sanofi agreement 2016	4,000	2,000	4,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	—	18,873	401
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the option exercise	—	15,800	1,700
of which Takeda agreement 2023	—	4,553	—
of which other agreements	353	—	—
Invoicing of research and development costs (IPH5201)	1,391	1,165	2,060
Exchange gains (loss) on collaboration agreements	(627)	—	—
Others	10	11	56
Revenue from collaboration and licensing agreements	49,580	51,901	12,622

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
The Company considered the license has a standalone functionality and is capable of being distinct. However the Company determined that the license is not distinct from the performance of initial studies and participation in Phase 3 clinical trials because they increased the utility of the licensed IP. Thus, the licensed IP, the performance of initial studies and participation in Phase 3 clinical trials are combined into a single performance obligation.
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

The transaction price was initially estimated to the initial payment of $250.0 million, less the amounts that the Company expected to pay to AstraZeneca for co-financing Phase 1/2 clinical studies. The additional payment of $100.0 million triggered by AstraZeneca’s exercise of the exclusivity option was treated as a change in the price estimate of the transaction. In addition, the amendment of the contract, which modified the scope and budget of the studies to be carried out by the Company as well as the arrangements for sharing the cost of the other studies, led to a revision of the degree of progress and the price of the transaction. Thus, the exercise of the option and the amendment of the contract resulted in the recognition of a favourable cumulative adjustment of €38.3 million in revenue for the year ended December 31, 2019.
The additional payment of $50.0 million triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the contract for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). Consequently, this additional payment has no impact on the transaction price.
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
Change in monalizumab deferred revenue (in thousands of euro):

As of December 31, 2021	20,159
Increase in deffered revenu resulting from the milestone relating to the dosage of the first patient in the Phase 3 trial PACIFIC-9- (€50m)	47,687
Revenue for the 2022 financial year	(22,376)
Transfer from collaboration liabilities	(30,989)
As of December 31, 2022	14,481
Revenue for the 2023 financial year	(9,499)
Transfer from collaboration liabilities	173
As of December 31, 2023	5,156
Revenue for the 2024 financial year	(4,404)
Transfer from collaboration liabilities	(536)
As of December 31, 2024	215

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
Change in monalizumab collaboration liablities (in thousands of euro):

As of December 31, 2021 (1)	40,415
Additions (2)	37,564
Repayment cost to AZ	(14,768)
As of December 31, 2022 (3)	63,211
Additions	—
Repayment cost to AZ	(10,534)
As of December 31, 2023 (4)	52,677
Additions	—
Repayment cost to AZ	(4,106)
As of December 31, 2024 (5)	48,571
(1)Of which €7,418 thousand of current portion and €32,997 thousands of non-current portion.
(2)The increase in collaboration liabilities relating to monalizumab agreement between December 31, 2021 and December 31, 2022 mainly results from (i) a €34,335 thousand ($36,000 thousand) increase in collaboration commitments in connection with the launch of the “PACIFIC-9” Phase 3 trial on April 28, 2022, and (ii) a €2,145 thousand net increase in the collaboration commitments in connection with exchange rate fluctuations over the period.
(3)Of which €10,223 of current portion and €52,988 of non-current portion.
(4)Of which €7,647 thousand of current portion and €45,030 thousand of non-current portion.
(5)Of which €7,443 thousand of current portion and €41,128 thousand of non-current portion.

b)Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Revenue related to IPH5201 for the year ended December 31, 2024 is nil as for the year ended December 31, 2023, compared to revenue of €4,677 thousand as of December 31, 2022 which resulted from the entire recognition in revenue of the $5.0 million (€4.7 million) milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. Under this agreement, an amount of 2,060 thousand euros was re-invoiced in financial year 2024 (1,165 thousand euros in financial year 2023).

c)Revenue recognition related to collaboration and license agreement signed with Sanofi in 2016
Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €4,000 thousand for the year ended December 31, 2024 as compared to €2,000 thousand for the year ended December 31, 2023 and €4,000 thousand for the year ended December 31, 2022. As a reminder, the revenue recognized in 2022 resulted from Sanofi's decision to advance IPH6401/SAR'514 towards regulatory preclinical studies for a new investigational drug. This decision triggered a milestone payment of €3.0 million fully recognized in revenue. This amount was received by the Company on September 9, 2022. In June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since June 2023. This amount was received by the Company on July 21, 2023. In 2024, the company announced the treatment of the first patient in the dose-extension portion of the clinical trial evaluating SAR443579/IPH6101, materializing the progression of the clinical trial developed by Sanofi towards phase 2 in various blood cancers. The decision triggered a milestone payment to Innate of 4 million euros recognized in income at June 30, 2024 and collected on May 17, 2024.

d) Revenue recognition related to Sanofi research collaboration and licensing agreement (2022)
On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, under the terms of such agreement, the Company received an upfront payment of €25,000 thousand in March 2023, including €18,500 thousand for the exclusive license, €1,500 thousand for the research work and €5,000 thousand for the two additional targets options. On December 19, 2023, the Company announced that Sanofi had exercised an option for a one of the two preclinical molecules. This option exercise also resulted in a milestone payment of €15,000 thousand, including €13,300 thousand in respect of the exclusive license, which was fully recognized in income as of December 31, 2023, and €1,700 thousand in respect of research work to be carried out by the Company. The Company considers that the licenses granted constitute a right to use the intellectual property granted exclusively to Sanofi from the effective date of the agreement. As such, all upfront payments relating to the licenses granted have been recognized in the income statement during financial year 2023, representing an amount of €31,800 thousand, including €18,500 thousand relating to the B7-H3 license and €13,300 thousand following the option exercised.
Income from research work is recognized in the income statement using the percentage-of-completion method.
Following Sanofi's announcement in October 2024 that it would return the rights to the second option to terminate the research collaboration, revenue of 1,700 thousand euros was recognized in full in the income statement at December 31, 2024. Income relating to research work on the 1st license amounted to 400 thousand euros in financial year 2024.

Change in deferred revenue relating to the 2022 research collaboration and licensing agreement :

As of December 31, 2022	—
Additions	8,200
Deductions	(2,874)
As of December 31, 2023	5,327
Additions	—
Deductions	(2,101)
As of December 31, 2024	3,226

e) Revenue recognition related to Takeda licensing agreement (2023)
On April 3, 2023, the Company announced that it has entered into an exclusive license agreement with Takeda under which Innate granted Takeda exclusive worldwide rights to research and develop antibody drug conjugates (ADC) using a panel of selected Innate antibodies against an undisclosed target, with a primary focus in Celiac disease. Takeda would be responsible for the future development, manufacture and commercialization of any potential products developed using the licensed antibodies. As such, the Company considered that the license granted was a right to use the intellectual property, which was granted fully and perpetually to Takeda. The agreement did not stipulate that Innate's activities will significantly affect the intellectual property granted during the life of the agreement. Consequently, the $5.0 million (or €4.6 million) initial payment, received by the Company in May 2023, was fully recognized in revenue since June 30, 2023. This amount was received by the Company in May 2023.
On July 25, 2024, the Company received a letter from Takeda terminating the exclusive license agreement signed on March 31, 2023. Termination was effective at the end of a 90 days notice period, i.e. on October 24, 2024.

f) Schedule of variance of deferred revenue
The main variance of the global deferred revenue is presented in the following schedule:

(in thousands of euro)	December 31, 2021	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2022
Monalizumab	20,159	(22,376)	47,687	(30,989)	14,481
Preclinical molecules	17,400	(17,400)	—	—	—
Others	353	(353)	—	—	—
Total	37,913	(40,129)	47,687	(30,989)	14,481 (1)
(1)Of which €6,560 thousand of current deferred revenue and €7,921 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2022	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2023
Monalizumab	14,481	(9,499)	—	173	5,155
Sanofi options	—	(2,500)	5,000	—	2,500
Sanofi services	—	(374)	3,200	—	2,826
Others	—	—	—	—	—
Total	14,481	(12,373)	8,200	173	10,483 (2)
(2) Of which €5,865 thousand of current deferred revenue and €4,618 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2023	Recognition in P&L	Proceeds and other increase	Transfer from collaboration liabilities	December 31, 2024
Monalizumab	5,155	(4,404)	—	(536)	215
Sanofi options	2,500			—	2,500
Sanofi services	2,826	(2,100)		—	726
Total	10,483	(6,504)	—	(536)	3,441 (3)
(3) Of which €616 thousand of current deferred revenue and €2,825 thousand of non-current deferred revenue.

13.2) Government financing for research expenditures
The Company receives grants from the European Commission and the French government and state organizations in several different forms:
•Investment and operating grants; and
•Research Tax Credits.
The total amount for government financing for research expenditures recorded as other income in the income statement can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Research Tax Credit(1)	7,925	9,729	7,463
Grant and other tax credit (2)	110	—	25
Government financing for research expenditures	8,035	9,729	7,488
(1) As of December 31, 2024, the amount is composed of the research tax credit calculated and recognized for the 2024 financial year for an amount of €7,463 thousand.As of December 31, 2023, the amount is mainly composed of the research tax credit calculated and recognized for the 2023 financial year for an amount of €9,800 thousand. As a reminder, as of December 31, 2022, the amount was mainly composed of (i) the research tax credit calculated and recognized for the 2022 financial year for an amount of €9,167 thousand from which is subtracted (ii) a provision amounting to €1,270 thousand following the tax inspection carried out in 2022 by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2020 financial years. This provision was recognized as a deduction from the 2022 research tax credit, based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received from the tax authorities the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company.

14)Operating expenses

(in thousands of euro)	Year ended December 31,
	2022 (1)				2023			2024
	R&D	G&A	Impairment	Total	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs(1)	(24,432)	—		(24,432)	(27,568)	—	(27,568)	(25,535)	—	(25,535)
Cost of supplies and consumable materials	(3,051)	(531)		(3,582)	(2,611)	(244)	(2,855)	(2,764)	(292)	(3,056)
Personnel expenses other than share-based compensation	(14,329)	(8,025)		(22,354)	(14,834)	(6,874)	(21,708)	(15,063)	(7,085)	(22,148)
Share-based compensation	(2,044)	(2,204)		(4,249)	(2,288)	(1,968)	(4,256)	(2,473)	(1,471)	(3,944)
Personnel expenses	(16,373)	(10,229)		(26,603)	(17,121)	(8,842)	(25,964)	(17,536)	(8,556)	(26,092)
Non-scientific advisory and consulting(2)	(1,441)	(4,244)		(5,685)	(732)	(2,906)	(3,638)	(229)	(3,377)	(3,606)
Leasing and maintenance	(200)	(1,798)		(1,998)	(879)	(1,047)	(1,926)	(864)	(1,319)	(2,183)
Travel expenses and meeting attendance	(466)	(252)		(718)	(380)	(268)	(648)	(468)	(308)	(776)
Marketing, communication and public relations	(130)	(530)		(660)	(52)	(316)	(368)	(44)	(309)	(353)
Scientific advisory and consulting(3)	(1,263)	—		(1,263)	(1,220)	—	(1,220)	(2,039)	—	(2,039)
Other purchases and external expenses	(91)	(2,557)		(2,648)	(28)	(2,636)	(2,664)	(13)	(2,776)	(2,789)
Depreciation and amortization	(2,928)	(1,496)		(4,424)	(3,891)	(1,202)	(5,093)	(1,075)	(913)	(1,988)
Intellectual property expenses	(996)	(296)		(1,292)	(1,292)	(203)	(1,495)	(1,113)	(239)	(1,352)
Other income and (expenses), net	(292)	(503)		(795)	(248)	(623)	(872)	(300)	(1,627)	(1,927)
Impairment of intangible assets (4)	—	—	(41,000)	(41,000)	—		—			—
Total net operating expenses	(51,663)	(22,436)	(41,000)	(115,099)	(56,022)	(18,288)	(74,310)	(51,980)	(19,716)	(71,696)
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

	Year ended December 31,
	2022		2023		2024
(in thousands of euro)	Deloitte & Associés	Total	Deloitte & Associés	Total	Deloitte & Associés	PwC	Total
Audit fees	855	855	725	725	523	475	998
Non-audit fees	248	248	213	213	208	100	308
Total	1,103	1,103	938	938	731	575	1,306
*Non-audit fees: these fees correspond to services performed by the auditors related to the production of certification in the context of the declaration of expenses for the obtention of grants; to the verification report of social and environmental information, special reports within the framework of operations on the Company’s capital
Personnel expenses other than share-based compensation
The line item amounted to €22,354 thousand, €21,708 thousand and €22,148 thousand for the years ended December 31, 2022, 2023 and 2024 respectively. These items do not include personnel expenses relating to the Lumoxiti discontinued operation (see note 17). The Company had 175 full time equivalent employees as of December 31, 2023, compared to 177 full time equivalent employees as of December 31, 2024.
Depreciation and amortization
The line item is mainly composed of the amortization of the monalizumab, IPH5201 intangible assets (see Note 6).
Cost of supplies and consumable materials
Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties. This line item amounts to €3,582 thousand €2,855 thousand and €3,056 thousand for the years ended December 31, 2022, 2023 and 2024, respectively.

15)Net financial income (loss)
Net financial income (loss) can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Interests and gains on financial assets	546	3,177	2,437
Unrealized gains on financials assets	418	1,648	1,983
Foreign exchange gains	3,810	2,109	1,658
Other financial income	—	—
Financial income	4,775	6,934	6,079
Foreign exchange losses	(2,983)	(1,195)	(3,409)
Unrealized losses on financial assets	(2,050)	—
Interest on financial liabilities	(288)	(640)	(566)
Other financial expenses	—	—
Financial expenses	(5,321)	(1,835)	(3,975)
Net financial income (loss)	(546)	5,099	2,104
For the financial years ended December 31, 2023 and 2024, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollars denominated collaboration liabilities, and cash and cash equivalent and financial assets accounts.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
16)Income Tax
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, net deferred tax assets are not recognized.
Management revised comparative balance sheets to offset deferred tax assets and liabilities in application of IAS12.74 for a total amount of €9.0 million, and €8.6 million as of 2023 and 2022 respectively. These amounts were determined to be immaterial to the prior periods. As of December 31, 2024, the balances offset amounted to €9.4 million.
Summary of related offset deferred tax :

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Deferred tax assets / Tax losses carryforwards	7,476	8,344	8,699
Deferred tax assets / Provision for defined benefit obligation	922	610	682
Deferred tax assets / Others	170	52	34
Deferred Tax assets	8,568	9,006	9,415
Deferred tax liabilities / Deferred revenue	7,636	8,233	8,754
Deferred tax liabilities / Lease contract (IFRS 16 application)	651	553	500
Deferred tax assets / Tax amortization	281	220	154
Deferred tax liabilities / Other	—	—	7
Deferred Tax liabilities	8,568	9,006	9,415
As of December 31, 2024, the accumulated tax losses carryforwards of Innate Pharma SA were €536,759 thousand with no expiration date (€466,153 and €483,570 thousand as of December 31, 2022 and 2023).

At December 31, 2023, the amount of losses carried forward by Innate Pharma S.A. at December 31, 2022 has been adjusted downwards by €277.0 thousand to take account of the impact of the tax audit.
As of December 31, 2024, the accumulated tax losses carryforwards of Innate Pharma Inc. was €16,427 thousand, or $17,066 thousand, (€14,198 thousand, or $16,446 thousand and €15,181 thousand, or $16,775 thousand as of December 31, 2022 and 2023, respectively), with a 20-year period expiration.

Accordingly, net deferred tax assets not recognized are :

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Deferred tax assets / Tax losses carryforwards - France	109,062	112,549	125,491
Deferred tax assets / Tax losses carry forwards - US	2,770	2,773	2,781
Deferred Tax assets / Tax losses carryforwards	111,832	115,321	128,272

Tax rate reconciliation

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Net income (loss) before tax	(58,103)	(7,570)	(49,471)
Statutory tax rate	25.00%	25.00%	25.00%
Income tax benefit / (expense) calculated at statutory tax rate	14,526	1,891	12,368
Increase / (decrease) in income tax benefit / (expenses) arising from:
Differences in tax rates	—	—
Research tax credit	1,971	2,457	1,872
Provision for defined benefit obligations	106	27	(72)
Share-based compensation	(1,062)	(1,064)	(986)
Revenue from collaboration agreements	2,210	1,095	(296)
Non-recognition of deferred tax assets related to tax losses and temporary differences	(18,290)	(4,501)	(13,340)
Carry-back	—	—
Impact linked to intra-group merger operations	—	—
Impact linked to the exercise of a real estate leasing option	—	—
Others differences	539	94	454
Income tax benefit / (expense) (a)	—	—	—
Effective tax rate	0%	0%	0%
Deferred tax income / (loss) (b)	—	—	—
Income tax benefit / (expense) (a) + (b)	—	—	—

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
The net income from discontinued operations related to Lumoxiti as of December 31, 2023 as well as of December 31, 2024 are nil compared to a net loss of €0.13 million as of December 31, 2022 corresponding to residual costs associated with the transfer of activities to AstraZeneca. This transfer has now been completed.
a) Financial Performance

	Year ended December 31,
	2022	2023	2024
Revenue and other income
Revenue from collaboration and licensing agreements	194	—	—
Sales	22	—	—
Total revenue and other income	216	—	—
Operating expenses
Research and development expenses	—	—	—
Selling, general and administrative expenses	(346)	—	—
Impairment of intangible assets	—	—	—
Total operating expenses	(346)	—	—
Net income (loss) from distribution agreements	—	—	—
Operating income (loss)	(131)	—	—
Financial income	—	—	—
Financial expenses	—	—	—
Net financial income (loss)	—	—	—
Net income (loss) before tax	(131)	—	—
Income tax expense	—	—	—
Net income (loss) from discontinued operations	(131)	—	—

b) Cash-Flows

	Year ended December 31,
	2022	2023	2024
Net cash generated from / (used in) operating activities (1)	(5,097)	—	—
Net cash generated from / (used in) investing activities	—	—	—
Net cash generated from / (used in) financing activities	—	—	—
Net cash flows from discontinued operations	(5,097)	—	—

18)Commitments, contingencies and litigations
Commitments
The Company has identified the following off-balance sheet commitments as of December 31, 2024:
•non-cancellable purchase commitments as of December 31, 2024 for a total of €7,687 thousands thousand with various suppliers notably contract research organizations (CRO) or contract manufacturing organizations (CMO). These commitments are comprised of non-cancellable purchase orders for the supply of various services in relation with preclinical work for an amount of €2,750 thousands and clinical work for an amount of €4,938 thousands. The execution and billing of these has not yet started as of December 31, 2024;
•On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. Furthermore, under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. As of December 31, 2024, the remaining capital of this loan amounted to €8,894 thousand. As expected,€4,200 thousand was released on July 2024. The Company was in compliance with this covenant as of December 31, 2024;
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
Provisions
Provisions amounted to €1,740 thousand, €774 thousand and €481 thousand as of December 31, 2022, 2023 and 2024, respectively.
As of December 31,2024, they mainly consist of provision for employer contribution in respect of the grants of employee equity instruments for an amount of €394 thousand (€566 thousand in 2023)

As a reminder, as of December 31, 2022, they mainly consist of (i) a provision amounting to €1,270 thousand following the tax inspection carried out in 2022 by the French tax authorities and relating to the 2019 and 2020 financial years as well as to the research tax credit and the accuracy of its calculation for the 2018 to 2018 financial years 2020. This provision was based on estimated amounts and adjustments not disputed by the Company. On March 3, 2023, the Company received from the tax authorities the rectification proposal, confirming the amount of the provision recognized on the amounts of the rectifications not disputed by the Company, and (ii) provisions for employee departures and provision for charges relating and the employer contribution in respect of the grants of employee equity instruments.
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

	Year ended December 31,
(in thousands of euro)	2022	2023	2024
Personnel expenses and other short-term employee benefits	2,176	2,856	3,835
Extra pension benefits	43	33	166
Share-based compensation	1,989	2,081	2,302
Advisory fees	661	471	—
Executive Committee members compensation	4,869	5,441	6,303
As of December 31, 2024, four of the members of the Executive Committee were also members of the Managing Board, compared with two in 2023.
Hervé Brailly, Chairman of the Supervisory Board in 2023, was Chairman of the Executive Board from 1 January 2024 until he was replaced by Jonathan Dickinson on 1 November 2024.
Calculation of share-based compensation is detailed in Note 11.b.

Members of the Supervisory Board
The Company recognized a provision of €310 thousand for attendance fees (jetons de presence) relating to the year ended December 31, 2024 which should be paid in 2025. This amount includes the compensation for the Chairman of the Supervisory Board. The company recognized a provision of €348 thousand and €353 thousand as of December 31, 2022 and 2023, respectively.
Related parties
Novo Nordisk A/S is a shareholder and has entered into three licensing agreements with the Company for the drug candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, the Company will pay milestones and royalties on sales of these drug candidates.
At 31 December 2024, 2023 and 2022, respectively, the Company had no recognised debt to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201). The payments between the two companies as well as the liabilities and receivables as of 31 December 2024 are as follows:

	As of December 31, 2024
(in thousands of euros)	Payments	Assets/Liabilities
Collection (AstraZeneca towards the Company) / Receivables	2,637	721
Payments (the Company towards AstraZeneca) / Liabilities	(8,687)	(1,932)
Total	(6,050)	(1,211)

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

	Year ended December 31.
(in thousands of euro, except for data share)	2022	2023	2024
Net income (loss)	(58,103)	(7,570)	(49,471)
Weighted average number of ordinary shares in circulation	79,639,826	80,453,282	81,051,798
Basic income (loss) per share (€ per share)	(0.73)	(0.09)	(0.61)
The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSAAR, AGAs and AGAPs) are considered to be anti-dilutive (2,265,301 instruments in 2022, 5,145,914 instruments in 2023 and 5,959,104 instruments in 2024). These instruments are presented in detail in Note 11.

Diluted income (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential ordinary shares.

	Year ended December 31,
(in thousands of euro, except for data share)	2022	2023	2024
Net income (loss)	(58,103)	(7,570)	(49,471)
Weighted average number of ordinary shares in circulation	79,639,826	80,453,282	81,051,798
Adjustment for share instruments	—	—	—
Diluted income (loss) per share (€ per share)	(0.73)	(0.09)	(0.61)

21)Events after the reporting date

•On January 27, 2025, the Company announced the first patient was dosed in its Phase 1 study (NCT06781983), investigating the safety and tolerability of IPH4502, an innovative Antibody-Drug Conjugate (ADC), in patients with advanced solid tumors known to express Nectin-4. The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.
•On February 3, 2025, Mr. Arvind Sood resigned from his position as member of the Executive Board and left the Company February 27, 2025 and until that date he has remained EVP, President US Operations. The position of Vice President, President of U.S. Operations is not contemplated to be filled at this time.
•On February 17, 2025, the Company announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody, for the treatment of adult patients with relapsed or refractory (r/r) Sézary syndrome (SS) after at least 2 prior systemic therapies including mogamulizumab.
•On March 26, 2025, the Company announced that it plans to ask to the next General Meeting to be held on May 22, 2025 to transform into a société anonyme with a Board of Directors ("conseil d'administration"). This transformation is part of a strategic move to simplify and align Innate's corporate governance with international standards. If the General Meeting approves this change, it will be asked to appoint as members to the Board of Directors: Irina Staatz-Granzer, Pascale Boissel, Sally Bennett, Véronique Chabernaud, Bpifrance (represented by Olivier Martinez), Jonathan Dickinson, and two new members to the Board of Directors, Marty J. Duvall and Christian Itin. If the General Meeting of the shareholders approves this change in governance and the proposed composition of the Board, the Board of Directors is expected to appoint Irina Staatz-Granzer as Chairwoman and Jonathan Dickinson as Chief Executive Officer at its first meeting after the General Meeting. If the General Meeting does not approve the change of governance, it will be asked to renew the current members of the Supervisory Board whose terms of office are due to expire - with the exception of Gilles Brisson and Jean-Yves Blay - and to appoint two new members, Marty J. Duvall and Christian Itin. The composition of the Executive Board would remain unchanged, as Jonathan

Dickinson would remain Chairman and Yannis Morel and Sonia Quaratino would remain members (Arvind Sood resigned from his position on the Executive Board in February 2025).
•On April 23, 2025, the Company announced review of their January 2016 Research Collaboration and License Agreement (the “2016 Agreement”) with Sanofi:
◦as previously disclosed and in alignment with its current strategic priorities, Sanofi will opt to pursue the development of SAR’514/IPH6401 (BCMA ANKET®) in autoimmune indications;
◦in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET); Innate will regain its rights on SAR’579/IPH6101 (CD123 ANKET);
◦as part of these discussions, Sanofi and Innate agreed to a potential investment by Sanofi of up to €15,000,000 in new shares of Innate. .
◦On April 24, 2025, the Company announced that, given the satisfactory market conditions, Sanofi has agreed to subscribe to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium). As a result, the Company’s share capital was increased to €4,609,489.90, divided into 92,175,723 ordinary shares, 6,494 2016 preferred shares, and 7,581 2017 preferred shares. The tables below set out the Company’s shareholding, based on the information available to Innate as of the date of this report, before and after the closing of the capital increase:
Before closing

Shareholder	Nb of Shares[1]	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	11.71%	9,817,546	11.60%
Medimmune Limited	7,485,500	8.93%	7,485,500	8.85%
Bpifrance Participations	6,389,406	7.62%	6,389,406	7.55%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	1.01%	911,444	1.08%
Treasury shares	18,575	0.02%	0	—%
Public	59,286,440	70.71%	59,995,085	70.92%
Total	83,844,411	100.00%	84,598,981	100.00%
After closing

Shareholder	Nb of Shares[1]*	%	Nb of voting rights[2]	%
Novo Nordisk A/S	9,817,546	10.65%	9,817,546	10.56%
Sanofi-Aventis Participations	8,345,387	9.05%	8,345,387	8.98%
Medimmune Limited	7,485,500	8.12%	7,485,500	8.05%
Bpifrance Participations	6,389,406	6.93%	6,389,406	6.87%
Members of the Executive Board, Supervisory Board and Leadership Team	846,944	0.92%	911,444	0.98%
Treasury shares	18,575	0.02%	0	—%
Public	59,286,440	64.31%	59,995,085	64.55%
Total	92,189,798	100.00%	92,944,368	100.00%
[1] Ordinary shares includes ordinary shares plus ordinary shares pursuant to the 2016 and 2017 free preference shares.

117 avenue de Luminy 13009 Marseille - France
www.innate-pharma.com