Form 20-F
period 2025-12-31
Innate Pharma SA
filed 2026-04-01
CIK 1598599

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
N/A
(Translation of registrant’s name into English)

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
Ordinary shares, nominal value €0.05 per share: 93,719,323 as of December 31, 2025
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Emerging growth company	☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards(1) provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. § 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☒ Yes ☐ No
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒Yes ☐ No
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐ Yes x No
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
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(1) The term “new or revised financial accounting standards” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Item 17. Financial Statements.	220
Item 18. Financial Statements.	220
Item 19. Exhibits.	220

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
The audited consolidated financial statements have been prepared in accordance with IFRS Accounting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The consolidated financial statements are presented in euros, and unless otherwise specified, all monetary amounts are in euros. Due to the listing of its ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, as amended, the Company also prepares and publishes its consolidated financial statements in accordance with IFRS as adopted by the European Union, or EU. None of the financial statements incorporated by reference into this Annual Report were prepared in accordance with generally accepted accounting principles in the U.S.
All references in this Annual Report to “$,” “US$,” “U.S.$,” “U.S. dollars,” “dollars” and “USD” mean U.S. dollars and all references to “€” and “euros” mean euros, unless otherwise noted. Throughout this Annual Report, references to ADSs mean American Depositary Shares or ordinary shares represented by such ADSs, as the case may be.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than present and historical facts and conditions, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. These are based on the management’s current beliefs, expectations and assumptions about future events, conditions and results and on information currently available to the management. All statements other than present and historical facts and conditions contained in this Annual Report, including statements regarding the future results of operations and financial position, business strategy, plans and the Company's objectives for future operations, are forward-looking statements. When used in this Annual Report, the words “anticipate,” “believe,” “can,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “is/are designed to,” “is/are likely to,” “may,” “aim,” “target,” “might,” “plan,” “potential,” “project,” “forecast,” “guideline,” “seek,” “goal,” “predict,” “objective,” “should” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:
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
•the Company's ability to continue as a going concern subject to its ability to obtain additional financing in the near term;
•the Company's ability to obtain funding for its operations;
•the Company's ability to obtain, maintain, protect and enforce its intellectual property rights and proprietary technologies and to operate its business without infringing, misappropriating or otherwise violating the intellectual property rights and proprietary technology of third parties;
•regulatory developments in the U.S., Europe and other countries;

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
•The Company's ability to continue as a going concern is subject to its ability to obtain additional financing in the near term.

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
The research and development of pharmaceutical products is governed by complex regulatory requirements. The regulatory agencies that oversee these requirements have the authority to permit the commencement and maintenance of clinical studies or to temporarily halt or terminate a study. They are entitled to request additional clinical data before authorizing the commencement or resumption of a study, which could result in delays or changes to the product development plan. As the Company advances its product candidates, the Company will be required to consult with these regulatory agencies for regulatory approval and comply with all applicable guidelines, rules and regulations. If the Company fails to do so, the Company may be required to delay or discontinue a clinical study of its product candidates. Delay or failure to obtain, or unexpected costs in obtaining, the regulatory approval necessary to bring a potential product to market could decrease its ability to generate sufficient product revenue to maintain its business.
The clinical studies of Innate's product candidates, the manufacturing and the marketing of its product candidates are and will be, subject to regulations by numerous government authorities in the United States, in the European Union and in other countries where the Company intends to test and, if approved, market any product candidate. Before obtaining regulatory approvals for the commercial sale of any product candidate, the Company must demonstrate, with substantial evidence gathered in well-controlled clinical trials, and, with respect to approval in the United States, to the satisfaction of the FDA, with respect to approval in the European Union, to the satisfaction of the EMA or, with respect to approval in other countries, similar regulatory authorities in those countries, that the product candidate is safe and effective for use in each target indication.
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
Data from preclinical and clinical studies are likely to give rise to different interpretations, which could delay regulatory authorization, restrict the scope of any such authorization or force Innate to repeat studies in order to meet the requirements of the various regulators. Regulatory requirements and processes vary widely among countries, and the Company may be unable to obtain authorization within each relevant country in a timely manner. Regulatory authorities may prevent Innate from starting clinical studies or continuing clinical development if the data were not produced according to applicable regulations at specific development phases or if they consider that the balance between the expected benefits of the product and its possible risks is not sufficient to justify the trial.
Despite the Company's efforts, its product candidates may not:
•offer improvement over existing, comparable products;
•be proven safe and effective in clinical trials; or
•meet other applicable regulatory standards.
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
•limit the indications for which the Company will be authorized to market its products; and
•impose new, more stringent requirements, suspend marketing authorizations or request the suspension of clinical trials or the marketing of its products if unexpected results are obtained during trials of the Company's own candidates, or could be negatively influenced by other researchers on products similar to its products.
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

Innate Pharma's failure to obtain marketing approval in jurisdictions other than the United States and Europe could prevent Innate's product candidates from being marketed in some of other jurisdictions, and any approval the Company is granted for its product candidates in the United States and Europe would not assure approval of product candidates in other jurisdictions.
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
Any product candidate for which the Company obtains marketing approval will be subject to strict enforcement of post-marketing requirements and the Company could be subject to substantial penalties, including withdrawal of its product from the market, if the Company fails to comply with relevant regulatory requirements or if the Company experiences unanticipated problems with its product and product candidates, when and if any of them are approved.
Any product candidate for which the Company obtains marketing approval will be subject to continual requirements of and review by the FDA, EMA and other regulatory authorities, including requirements relating to post-approval clinical data, labeling, advertising and promotional activities for such product. These requirements include, but are not limited to, restrictions governing promotion of an approved product, submissions of safety and other post-marketing information and reports, registration and listing requirements, current good manufacturing practice (cGMP), requirements relating to manufacturing, quality control, quality assurance and corresponding maintenance of records and documents and requirements regarding the distribution of samples to physicians and recordkeeping. In addition, even if marketing approval of a product candidate is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed, restrictions for specified age groups, warnings, precautions or contraindications or to the conditions of approval.
The FDA and other federal and state agencies, including the U.S. Department of Justice (DOJ), closely regulate compliance with all requirements governing prescription products, including requirements pertaining to marketing and promotion of products in accordance with the provisions of the approved labeling and manufacturing of products in accordance with cGMP requirements. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use, and if the Company does not market its products for their approved indications, the Company may be subject to enforcement action for off-label marketing. Prescription products are promoted only for the approved indications and in accordance with the provisions of the approved label. However, companies may also share truthful and not misleading information that is otherwise consistent with the labeling. Violations of such requirements may lead to investigations alleging violations of the Food, Drug and Cosmetic Act and other statutes, including the False Claims Act and other federal and state health care fraud and abuse laws, as well as state consumer protection laws. The Company's failure to comply with all regulatory requirements, and later discovery of previously unknown adverse events or other problems with its products, manufacturers or manufacturing processes, may yield various results, including:
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
Non-compliance by the Company or any future collaborator with the FDA, EMA or other regulatory requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population, can also result in financial penalties, loss of market exclusivity extension, and inability to market products. Similarly, failure to comply with regulatory requirements regarding the protection of personal information can also lead to significant penalties and sanctions.
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
•the advantages and disadvantages of the drug compared to alternative treatments and any competitors entering the market in the same indication;
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

Even if one of its product candidates has orphan drug designation, the Company may not be able to obtain any benefit from such designation. Furthermore, if a product is granted orphan drug exclusivity in the same indication for which the Company is developing lacutamab or its other product candidates that is granted orphan drug designation, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time in specific situations.
Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may designate a product candidate as an orphan drug if it is a drug intended to treat a rare disease or condition which is generally defined as a disease that affects a patient population of fewer than 200,000 people in the United States. In the European Union, the European Commission may designate a product candidate as an orphan medicinal product if it is a medicine for the diagnosis, prevention or treatment of life-threatening or very serious conditions that affects not more than five in 10,000 persons in the European Union, or it is unlikely that marketing of the medicine would generate sufficient returns to justify the investment needed for its development. Generally, if a product candidate with an orphan drug designation receives the first marketing approval for the indication for which it has such designation, the product is entitled to a period of marketing exclusivity, which, subject to certain exceptions, precludes the FDA from approving the marketing application of another "same" drug for the same disease or condition or that time period or precludes the EMA, and other national drug regulators in the European Union, from accepting the marketing application or granting a marketing authorization for another "similar" medicinal product for the same indication. Only in case the new, same/similar drug is demonstrated to be clinically superior (standard in the United States) or show a significant benefit (standard in the EU) over the already approved drug, marketing authorization will be granted. The applicable period is seven years in the United States and ten years in the European Union. In the European Union, the proposed wide-ranging revision of the general pharmaceutical legislation may pose downside risks to innovation and competitiveness in Europe, primarily due to the modification of regulatory exclusivities and a stricter incentives framework for orphan medicinal products. Such regulatory proposals could adversely affect the exclusivity period for our products.
Lacutamab has been granted orphan drug designation for cutaneous T cell lymphoma (CTCL) in Europe and in the United States, and the Company may pursue orphan drug designation for another product candidate that the Company may develop in the future in the United States and/or Europe. However, there is no assurance the Company will be able to receive orphan drug designation for other product candidates that the Company may develop in the United States and/or Europe or for any other product candidate in any jurisdiction. Even if the Company is successful in obtaining orphan drug designation, orphan drug status may not ensure that the Company has market exclusivity in a particular market. Even if the Company obtains orphan drug exclusivity for any of its product candidates, that exclusivity may not effectively protect the product from competition of same/similar products because exclusivity can be suspended under certain circumstances. In the United States, even after an orphan drug is approved, the FDA can subsequently approve another drug for the same condition if the FDA concludes that the later drug is clinically superior in that it is shown to be safer, more effective or makes a major contribution to patient care. In the European Union, orphan exclusivity will not prevent a marketing authorization being granted for a similar medicinal product in the same indication if the new product is safer, more effective or otherwise clinically superior to the first product or if the marketing authorization holder of the first product is unable to supply sufficient quantities of the product. In addition, if another product is granted marketing approval and orphan drug exclusivity in the same indication for which the Company is developing a product candidate with orphan drug designation, the Company may not be able to have its product candidate approved by the applicable regulatory authority for a significant period of time (unless the product candidate can show clinical superiority / significant benefit in terms of efficacy or safety or other major improvements).

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
A breakthrough therapy is a drug candidate that is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition, and that, as indicated by preliminary clinical evidence, may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. Drugs designated as breakthrough therapies by the FDA are eligible for rolling review and increased interaction and communication with the FDA designed to expedite the development and review process.
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
If the FDA determines that a product candidate offers major advances in treatment or provides a treatment where no adequate therapy exists for a serious condition, the FDA may designate the product candidate for priority review. A priority review designation means that the goal for the FDA to review an application is six months, rather than the standard review period of 10 months. The Company may request priority review for its product candidates. The FDA has broad discretion with respect to whether or not to grant priority review status to a product candidate, so even if the Company believes a particular product candidate is eligible for such designation or status, the FDA may decide not to grant it. Moreover, a priority review designation does not necessarily mean a faster regulatory review process or necessarily confer any advantage with respect to approval compared to conventional FDA procedures. Receiving priority review from the FDA does not guarantee approval within the six-month review cycle or thereafter.
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
The Company has significant collaborations with AstraZeneca for the development of monalizumab and IPH5201. The Company also collaborates with Sanofi for the development of IPH62, and the Company may enter into additional collaborations for other of its product candidates or technologies in development. The Company cannot control the timing or quantity of resources that its existing or future collaborators will dedicate to research, preclinical and clinical development, manufacturing or marketing of its products, or whether collaborators may terminate licenses, agreements or other arrangements, such as Takeda's termination of its license or Sanofi’s termination with respect to IPH6101/SAR'579. Innate's collaborators may not perform their obligations according to its expectations or standards of quality. Innate's collaborators could terminate its existing agreements for a number of reasons, including that they may have other, higher priority products in development or because its partnered programs may no longer be a priority for them. If any of the Company's collaboration agreements were to be terminated and potentially due to any such terminations, the Company could encounter significant delays in developing its product candidates, lose the opportunity to earn any revenues Innate expected to generate under such agreements, incur unforeseen costs and suffer damage to the reputation of its product, product candidates and as a company generally.
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

Risks Related to Innate Pharma's Financial Position and Capital Needs
The Company's ability to continue as a going concern is subject to its ability to obtain additional financing in the near term.
As of December 31, 2025, the Company had cash, cash equivalents, short-term investments and non-current financial assets of €44.8 million, with cash, cash equivalents and short-term investments of €34.3 million. The Company believes its existing cash resources will be sufficient to fund its operations only until the end of the third quarter of 2026. As such, cash and cash equivalents are not sufficient to fund operations for the next 12 months from the date of issuance of the Company's financial statements. Net losses incurred by the Company have resulted in negative equity of €(26.4) million for a share capital of €4.2 million as of December 31, 2025.
These conditions and events raise material uncertainty (or raise substantial doubt as contemplated by PCAOB standards) on the Company's ability to continue as a going concern. The Company has undertaken several concurrent initiatives to secure the financing of its operations However, these plans are subject to market conditions and are not within the Company's control, and therefore there is no guarantee that financing following the ongoing negotiations will be obtained. The Company may be unable to raise additional funds or enter into such arrangements when needed on favorable terms, or at all.
If the Company is unable to raise capital when needed on acceptable terms, or at all, it may be forced to restructure its business or delay, reduce, or terminate research and product development programs, future commercialization efforts or other operations. See Note 2 to the Company's consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.

The Company has incurred and may in the future incur significant operational losses related to its research and development activities.
The Company has incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. Innate's net income (loss) was €(49.2) million and €(49.5) million for the years ended December 31, 2025 and 2024, respectively. Substantially all of its net losses resulted from costs incurred in connection with its development programs and from selling, general and administrative expenses associated with its ongoing operations. The Company expects to incur significant expenses and operating losses for the foreseeable future.
The net loss for the year ended December 31, 2025 led to negative equity of €(26.4) million for a share capital of €4.2 million, meaning that the Company's equity was less than half of its share capital. In accordance with the provisions of Article L. 225-248 of the French Commercial Code, the shareholders decided on May 22, 2025 to pursue the activities of the Company.
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
As of December 31, 2025, the Company had cash, cash equivalents, short-term investments and non-current financial assets of €44.8 million. The Company believes its cash, cash equivalents, short-term investments and non-current financial assets, together with its cash flow from operations, will be sufficient to fund its operations until third quarter 2026. However, in order to complete the development process, obtain regulatory approval and, if approved, commercialize its product candidates that the Company is developing in-house, including lacutamab, IPH5301, IPH6501 and IPH4502; develop its proprietary technology; and develop a pipeline of additional product candidates, the Company will require additional funding. Innate's existing resources may not be sufficient to cover any additional financing needs, in which case new funding would be required. See “—the Company has incurred and may in the future incur significant operational losses related to its research and development activities.” The conditions and arrangements for such new financing would depend, among other factors, on economic and market conditions that are beyond its control, including the current volatility in the capital markets.
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
In July 2017, the Company entered into a loan and security agreement with Société Générale (the “Loan Agreement”) in order to finance the construction of its future headquarters. The Loan Agreement is secured by collateral in the form of financial instruments valued at €15.2 million held at Société Générale. As of December 31, 2025, Innate had drawn down €15.2 million under the Loan Agreement. The Loan Agreement subjects Innate to a covenant to maintain a minimum balance of its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end at least equal to the amount of outstanding principal under the Loan Agreement. Compliance with this covenant may limit its flexibility in operating its business and its ability to take actions that might be advantageous to Innate and its shareholders. For example, if the Company fails to meet its minimum cash covenant and Innate is unable to raise additional funds or obtain a waiver or other amendment to the Loan Agreement, Innate may be required to delay, limit, reduce or terminate certain of its clinical development efforts.
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
The Company has entered into collaboration and license agreements with pharmaceutical companies, including AstraZeneca and Sanofi. The upfront payments and milestones received from its partners were €0.0 million, €19.0 million and €31.6 million for the years ended December 31, 2025, 2024 and 2023, respectively.
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
As a French biopharmaceutical company, Innate benefits from certain tax advantages, including the French research tax credit (Crédit Impôt Recherche) (the "Research Tax Credit"), which is a French tax credit aiming at stimulating research and development. The Research Tax Credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France and represented €6.2 million, €7.5 million and €9.7 million for the years ended December 31, 2025, 2024 and 2023, respectively. The Research Tax Credit is a source of financing to Innate that could be reduced or eliminated by the French tax authorities or by changes in French tax law or regulations. See “Item 10E.—Taxation – Material French Tax Considerations” and “Note 1.2.— Government financing for research expenditures” of this Annual Report.
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
Innate has accumulated tax loss carry forwards of €592.4 million as of December 31, 2025. Applicable French law provides that, for fiscal years ending after December 31, 2012, the use of these tax losses is limited to €1.0 million, plus 50% of the portion of net earnings exceeding this amount. The unused balance of the tax losses in application of such rule can be carried forward to future fiscal years, under the same conditions and without time restriction. There can be no assurance that future changes to applicable tax law and regulation will not eliminate or alter these or other provisions in a manner unfavorable to us, which could have an adverse effect on Innate's business, prospects, financial condition, cash flows or results of operations.
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
The Company must maintain effective internal control processes over financial reporting in order to accurately report its results of operations and financial condition on a timely basis. Internal control over financial reporting is a process designed by, or under the supervision of, a company’s principal executive and principal financial officers, or persons performing similar functions, and effected by a company’s management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.
As a public company listed in the United States, the Sarbanes-Oxley Act requires, among other things, that the Company assess the effectiveness of its internal control over financial reporting as of the end of each fiscal year. As the Company lost its "emerging growth company" (EGC) status, as defined in the JOBS Act, on December 31, 2024, the Company's independent registered public auditor is required to attest to and report on the effectiveness of the Company's internal control over financial reporting. Management may conclude that the Company's internal control over financial reporting is not effective. Under standards established by the Public Company Accounting Oversight Board, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in Company's annual or interim financial statements will not be prevented or detected and corrected on a timely basis. Moreover, even if management concludes that the Company's internal control over financial reporting is effective, the Company's independent registered public auditor, after conducting its own independent testing, may issue an adverse opinion if it is not satisfied with the Company's internal control or with the level at which such controls are documented, designed, operated, or reviewed, or if it interprets relevant requirements differently.
Management carried out an evaluation of the effectiveness of the Company's internal control at the end of the year ended December 31, 2025. Based on this evaluation, management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes. See "Item 15. Controls and Procedures" of this Annual Report.
The Company cannot provide any assurance that it will be able to maintain an adequate level of internal control over financial reporting to prevent future material weaknesses. See “Risk Factors—The Company incurs significant costs as a result of being a public company.”
The Company's internal computerized systems, or those of its third-party contractors or consultants, may fail or suffer security breaches and be subject to malicious intent or cyberattack, which could result in a material disruption of its product development programs and in its operations in general.
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
In order to prevent the risk of fire, fire prevention measures are implemented, such as pruning shrubs in the surrounding green areas and implementing a maintenance plan for fire-fighting equipment. In addition, computer data backup and archiving measures are implemented, allowing the regularly backed-

up data to be stored on the premises of a specialized service provider. In addition, rare biological material used by the Company has been identified, duplicated and stored at other sites, at the premises of specialized service providers.
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
Even if resolved in Innate's favor, litigation or other intellectual property proceedings may cause Innate to incur significant expenses and could distract its management and other personnel from their normal responsibilities. For example, Orega Biotech claimed joint ownership of certain patents relating to IPH5201, which the Company disputed. As a result of a decision rendered by the arbitral tribunal in December 2021, the Company will be required to pay a low-teen percentage to Orega Biotech on a going forward basis of sub-licensing revenues received by the Company pursuant to its agreement with AstraZeneca regarding IPH5201, and the Company may be obligated to pay Orega Biotech additional amounts upon the achievement of development and regulatory milestones under such agreement. See Note 6 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a material adverse effect on the price of Innate's ordinary shares or ADSs. The Company may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of Innate's competitors may be able to sustain the costs of such litigation or proceedings more effectively than Innate can because of their greater financial resources and more mature and developed intellectual property portfolios. Should one or more of the foregoing risks materialize, this could have a material adverse effect on Innate's reputation, business, prospects, financial condition and results of operations.
Its patents could be found invalid or unenforceable if challenged, and the Company may not be able to protect its intellectual property.
Innate's and its licensors’ patents and patent applications, if issued, may be challenged, invalidated or circumvented by third parties. U.S. patents and patent applications may also be subject to interference proceedings, re-examination proceedings, derivation proceedings, post-grant review or inter partes review in the United States Patent and Trademark Office (USPTO), challenging Innate's or its licensors’ patent rights. Foreign patents may be subject also to opposition or comparable proceedings in the corresponding foreign patent office. For example, a third party filed an opposition in the European Patent Office (EPO) challenging one of the Company's European patents with claims directed to use of anti-NKG2A antibodies for treating cancer in an individual having progressive disease following treatment with an antibody that neutralizes the inhibitory activity of PD-1. Following an EPO decision maintaining the Company's patent as granted, the third party appealed such decision, which appeal was dismissed by the

EPO. Third-party oppositions have also been filed challenging two of the Company's in-licensed European patents directed to CD39 technology. One of these oppositions has not yet resulted in a first-instance decision in the EPO and the opposition remains pending, while the other opposition resulted in the revocation of the patents directed to CD39 technology. Third party oppositions have also been filed challenging one of the Company's European patents and one of the Company's Japanese patents directed to use of anti-Nectin-4 ADCs conjugated to an exatecan molecule for treating cancer that has relapsed and/or progressed following treatment with a Nectin-4-binding agent conjugated to an auristatin. These oppositions remain pending.
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
While Innate currently qualifies as a foreign private issuer, the determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter and, accordingly, the Company's next determination will be made on June 30, 2026. In the future, the Company would lose its foreign private issuer status if the Company fails to meet the requirements necessary to maintain its foreign private issuer status as of the relevant determination date. For example, if more than 50% of its securities are held by U.S. residents and more than 50% of the members of its Executive Board or Supervisory Board are residents or citizens of the United States, Innate could lose its foreign private issuer status.
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
Based on Innate's analysis of its income, assets, activities and market capitalization for its taxable year ended December 31, 2025, and although the matter is not free from doubt, the Company believes that it was not a passive foreign investment company (PFIC) for the taxable year ended December 31, 2025. However, there can be no assurance that Innate will not be a PFIC in the current year or for any future taxable year. Under the Code, a non-U.S. company will be a PFIC for any taxable year in which (1) 75% or more of its gross income consists of passive income or (2) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. For purposes of these tests, passive income includes dividends, interest, gains from the sale or exchange of investment property and certain rents and royalties and passive assets generally includes cash and cash equivalents. In addition, for purposes of the above calculations, a non-U.S. corporation that directly or indirectly owns at least 25% by value of the shares of another corporation is treated as if it held its proportionate share of the assets and received directly its proportionate share of the income of such other corporation. The status of the Company as a PFIC depends on the composition of its income (including whether reimbursements of certain refundable research tax credits will constitute gross income for purposes of the PFIC income test) and the composition and value of its assets. The value of the Company’s assets may be determined in large part by reference to the market value of the ordinary shares or ADSs, which may fluctuate substantially. The Company’s status as a PFIC may also depend in part on the amount of the amount of cash on the Company’s balance sheet, the cash proceeds from any fund-raising activities, and how quickly the Company utilizes such cash in its business.
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

Item 4. Information on the Company.
A.    History and Development of the Company
Innate's legal name and commercial name is Innate Pharma S.A. The Company was incorporated under the laws of France on September 23, 1999, as a société par actions simplifiée, for a term of 99 years, and converted into a société anonyme, or S.A., on June 13, 2005. Following the approval of its shareholders at the Annual General Meeting held on May 22, 2025, the Company has transitioned from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors structure with a

Chief Executive Officer. The Board of Directors then decided, on the same day, following the Annual General Meeting, to separate the functions of Chairman of the Board and Chief Executive Officer (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Innate's headquarters are located at 117, Avenue de Luminy, 13009 Marseille, France. In 2008, The Company incorporated its wholly owned U.S. subsidiary, Innate Pharma Inc. In 2019, Innate Pharma's incorporated its wholly owned French subsidiary, Innate Pharma France S.A.S. (registered under number SIREN 844 853 119). Innate Pharma France S.A.S. was dissolved without liquidation on November 30, 2020, under article 1844-5, Section 3 of the French Civil Code.
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
Innate's capital expenditures in the years ended December 31, 2023, 2024 and 2025 primarily related to acquisitions and additional considerations linked to purchased licenses, and acquisitions of laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained. We expect our capital expenditures to increase in absolute terms in the near term as we continue to advance our research and development programs and grow our operations. We anticipate our capital expenditures in 2026 to be financed from our cash and cash equivalents on hand. Primarily, these capital expenditures will be made both in France and in the United States, where our research and development facilities are currently located. For further information regarding Innate’s capital expenditures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Capital expenditures.”
B.    Business Overview
Innate Pharma S.A. is a clinical-stage biotechnology company developing immunotherapies for cancer patients. Leveraging its expertise on antibody-engineering and innovative target identification, Innate Pharma is developing innovative and differentiated next-generation antibody therapeutics.
Innate Pharma is advancing a portfolio of differentiated potential first and/or best-in-class assets, focused on areas of high unmet medical need.
Innate Pharma has established collaborations with leading biopharmaceutical companies, including Sanofi and AstraZeneca, as well as renowned academic and research institutions, to advance innovation in immuno-oncology.

The following table summarizes the current development status of the Company's product candidates2:

Innate Pharma's collaborations with leaders in the biopharmaceutical industry, such as AstraZeneca and Sanofi, allow Innate to leverage the expertise and resources of large pharmaceutical companies and research institutions with the goal of accelerating the development, registration and launch of several of Innate Pharma's assets while providing the Company with financing to expand the development of its proprietary product candidates. Since 2015, the Company has received an aggregate of $696.6 million (€620.2 million) in upfront and milestone payments and equity investments from its collaborations. This amount includes a total of €62.6 million received from AstraZeneca following its investment in the Company's capital in October 2018. Under Innate's existing collaboration and license agreements that become effective upon the exercise by its collaborators of options to license future product candidates, the Company may be eligible to receive an aggregate of approximately up to $2.8 billion3 in future contingent payments. With respect to the programs for which Innate Pharma has an existing collaboration or similar agreement, future contingent payments are dependent upon Innate's achievement of specified development, regulatory and commercial related milestones. With respect to the programs for which Innate Pharma's collaborators have been granted an option, future contingent payments are dependent upon Innate's collaborators exercising such options, which would result in up-front option exercise fees, and upon its achievement of specific development and sales milestones in those particular programs. The aggregate $2.8 billion in future contingent payments assumes that its collaborators exercise all of the options the Company has granted to them and that Innate achieves all related development, clinical, regulatory and sales milestones.
The Company's Strategy
In September 2025, Innate Pharma announced plans to prioritize its investment on what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab (partnered with AstraZeneca). The Company's preclinical research and development (R&D) efforts will focus on advancing the next
2 The highlighted assets represent what the Company considers to be the highest-value clinical assets. IPH6401 is not included following the deprioritization announced by Sanofi in a recent communication.
3 As certain milestone payments are denominated in U.S. dollars, the average exchange rate published by the European Central Bank for the 2025 financial year was applied for translation purposes. The variance is primarily attributable to the removal of IPH64-related milestone payments and to foreign exchange rate fluctuations.

antibody drug conjugates (ADCs) toward development, leveraging its pipeline of innovative targets. In line with such strategic focus and its objectives, the Company has streamlined its organization. Staffing decreased by approximately 30% (natural attrition and a redundancy plan (PSE – plan de sauvegarde de l’emploi)). Planned layoffs are being implemented through the redundancy plan and should be completed in H1 2026. A collective majority agreement supporting the redundancy plan was endorsed by the French authorities (Dreets) in December 2025.
Innate Pharma's Product Pipeline
Lacutamab (IPH4102), an Anti-KIR3DL2 Antibody
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

NK Cell
Tumor Cell
Macrophage
LACUTAMAB
CD16
Fcγ
Anti-
KIR3DL2
KIR3DL2
KIR3DL2
LACUTAMAB
Fcγ
FcγR
Antibody-dependent
cellular cytotoxicity (ADCC)
Antibody-dependent
cellular phagocytosis (ADCP)

KIR3DL2 is a receptor of the killer immunoglobulin like receptor (KIR) family. In its preclinical studies, the Company has observed that KIR3DL2 is not expressed on healthy tissues, except on a subset of NK cells (36%) and T cells (12% of CD8+ and 4% of CD4+) (IPH internal data). In addition, KIR3DL2 is expressed in T cell lymphoma: 65% of CTCL patients express KIR3DL2 with approximately 50% of patients with MF, the most common type of CTCL expressing KIR3DL2 (Battistella, 2017). This frequency increases for the most aggressive CTCL subtypes, including 90% of Sézary syndrome (SS) (Roelens, 2019). Lastly, approximately 50% of patients with PTCL also express KIR3DL2 (Cheminant, ICML Meeting, 2019).
b.Indication
i.Cutaneous T Cell Lymphoma
CTCL is a heterogeneous group of non-Hodgkin’s lymphomas that are characterized by the abnormal accumulation of malignant T cells, primarily in the skin and have a significant impact on patients’ quality of life. CTCL accounts for approximately 4% of all non-Hodgkin’s lymphomas and has a median age at diagnosis of 55 to 60 years (Dobos, 2020; Fuji, 2020).
•SS is a rare and aggressive leukemic form of CTCL, associated with a poor prognosis. SS accounts for approximately 5% of CTCL cases. The number of new SS diagnoses in the United States is estimated at approximately 300 per year (ZS Associates – CTCL analysis of retrospective U.S. Komodo Health-based claims data).
•Mycosis fungoides (MF) is the most common subtype of CTCL, accounting for approximately 65% of CTCL cases, with an incidence of around 3,000 new diagnoses each year in the United States (ZS Associates – CTCL analysis of retrospective U.S. Komodo Health-based claims data). MF is associated with a poor prognosis at advanced stages.
Treatment generally includes skin-directed therapies, such as topical corticosteroids, and systemic treatments, such as steroid drugs and interferon, for patients with more advanced disease or for whom skin-directed therapies failed. There are several approved agents for the treatment of CTCL:
•Brentuximab vedotin/Adcetris®, was approved by the FDA in 2017 for the treatment of patients with primary cutaneous anaplastic large cell lymphoma, or pcALCL, or CD30-expressing MF who have received prior systemic therapy. In Europe (EMA), brentuximab vedotin was approved in 2017 for the treatment of adult patients with CD30+ CTCL after at least one prior systemic therapy;
•Mogamulizumab/Poteligeo®, was approved in 2018 by the FDA and the EMA for the treatment of adult patients with relapsed or refractory MF or SS who have received/after at least one prior systemic therapy;
•Denileukin diftitox/Lymphir® approved by the FDA in 2024 for the treatment of adult patients with relapsed or refractory CTCL at stages I-III, after at least one prior systemic therapy;Bexarotene/Targretin®, approved by FDA in 1999, for use in patients with advanced stage of MF who are refractory to at least one prior systemic therapy; and approved by the EMA in 2001 for the for the treatment of skin manifestations of advanced stage CTCL patients refractory to at least one systemic treatment.
•Vorinostat/Zolinza®, approved by FDA in 2006 for the treatment of cutaneous manifestations in patients CTCL who have progressive, persistent or recurrent disease on or following two prior systemic therapy; and
•Romidepsin/Istodax®, approved by FDA in 2009 for the treatment of CTCL in patients who have received at least one prior systemic therapy.
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

PTCL Type	Frequency (%) U.S.	5-year overall survival (%)
PTCL not otherwise specified	32	32
Angioimmunoblastic	16	32
Anaplastic large cell lymphoma, or ALCL, ALK positive	6	70
Anaplastic large cell lymphoma, ALK negative	11	49
Irrespective of the specific regimen used (single agent chemotherapy or combination chemotherapy including Gemcitabine and Oxaliplatin, usually referred to as GemOx), patients with R/R PTCL typically experience a poor outcome, with a median progression-free survival and overall survival of 3.1 months and 5.5 months, respectively (Mak, 2013).
Multi-agent chemotherapy is the recommended first line treatment for the majority of patients with PTCL. Brentuximab vedotin is approved in combination with first line chemotherapy for patients with CD30-positive PTCL. For patients who are eligible, subsequent stem cell transplantation is a potentially curative option but it is limited to a minority of patients. Despite these treatments, a high proportion of patients need second line therapy. Belinostat (marketed as Beleodaq), pralatrexate (marketed as Folotyn) and romidepsin (marketed as Istodax) have each been approved by the FDA in this setting, but efficacy is generally limited. In the respective non-randomized clinical registration trials, the response rates to belinostat, pralatrexate and romidepsin were each less than 30%, and the median duration of response was approximately 10 months for belinostat and pralatrexate (O'Connor, 2015; O'Connor, 2011; Coiffier, 2012). None of these treatments have been approved by the EMA.
Despite these approvals, current treatment guidelines (NCCN 2021) recommend participation in a clinical trial as a preferred option for patients with relapsed PTCL after first line treatment. If clinical trials are not available, a chemotherapy combination of GemOx is listed as one of the preferred treatment combinations (European Society for Medical Oncology (ESMO) Lymphoma Guidelines). Several studies have been published on the role of GemOx in patients with relapsed lymphoma and it is one of the most widely used regimens for this patient population in the United States, Europe and Asia (Mounier, 2013; Yamaguchi, 2012).

c.Clinical Trials
Below is a summary of the clinical trials of lacutamab.

i.Phase 1 Clinical Trial - CTCL
In November 2015, the lacutamab Phase 1 dose-escalating and cohort expansion clinical trial was initiated to evaluate lacutamab for the treatment of advanced CTCL. 44 patients were enrolled. 35 patients had SS, eight had mycosis fungoides, and one had primary cutaneous T-cell lymphoma, not otherwise specified. The study aimed to evaluate the safety profile of lacutamab and the maximum tolerated dose. The Company reported clinical activity in the subgroup of 35 SS patients, including an observed overall response rate of 42.9%, median duration of response of 13.8 months, median progression-free survival of 11.7 months and approximately 90% of patients experienced an improved quality of life. Lacutamab demonstrated a favorable safety profile. The most common adverse events were peripheral oedema (27%) and fatigue (20%). (Bagot et al, 2019. IPH4102, a first-in-class anti-KIR3DL2 monoclonal antibody, in patients with relapsed or refractory cutaneous T-cell lymphoma: an international, first-in-human, open-label, phase 1 trial The Lancet Oncology).
ii.Phase 2 Clinical Trial (TELLOMAK) - CTCL
1.Study overview
In May 2019, the Company initiated a global, open-label, multi-cohort Phase 2 clinical trial, known as TELLOMAK. This clinical trial is being conducted at approximately 50 sites within the United States and Europe (France, Italy, Spain, Germany, Belgium, Poland and Austria). The trial aims to evaluate the efficacy and safety of lacutamab in patients with advanced T cell Lymphoma. 160 patients have been recruited, approximately 60 patients with SS who have received at least two prior treatments (Cohort 1), and approximately 100 patients with MF who have received at least two prior systemic therapies (Cohorts 2, 3 and all-comers). Cohorts 2 and 3 recruited KIR3DL2 expressing and non-expressing patients respectively based on an IHC assay for use on frozen tissue. The cohorts were designed using the Simon 2-stage approach, which pre-defined an efficacy threshold in Stage 1 before continuing to Stage 2. While

Cohort 2 continued to Stage 2, the pre-specified threshold for Cohort 3 was not met, and was therefore closed in March 2022.
In March 2022, the Company announced the opening of a new MF all-comers cohort in the TELLOMAK study. The all-comers cohort was planned to recruit both KIR3DL2 expressors and non-expressors to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded assay as a companion diagnostic.
The primary endpoint of the trial is objective response rate, measured using the 2011 Olsen criteria for CTCL. Key secondary measures include incidence of treatment-emergent adverse events, the effect of skin disease on quality of life as measured by the Skindex29 questionnaire, pruritus as measured by the Visual Analog Scale, progression-free survival and overall survival. The results of the dedicated SS cohort may support a future Biologics License Application (BLA) submission to the FDA.
The study started in 2019 and completed enrollment in June 2023 (n=170 patients).
Importantly, there were no safety issues related to the trial medication. This is consistent with the review conducted by the independent data monitoring committee, which concluded there were no safety issues related to lacutamab, and the product appeared to be well-tolerated among current patients enrolled in the trial. Lacutamab fill and finish manufacturing operations were transferred to alternative CMOs
In October 2023, the FDA placed a partial clinical hold on the lacutamab investigational new drug (IND) leading to a pause in new patient enrollment to the Company’s lacutamab trials IPH4102-201 (Phase 2 TELLOMAK) and 102 (Phase 1b PTCL). The partial clinical hold followed one fatal case of hemophagocytic lymphohistiocytosis, a rare hematologic disorder. In January 2024, Innate announced that the FDA had lifted the partial clinical hold. The FDA decision to lift the partial clinical hold was based on the FDA's review of the fatal case that Innate, together with a steering committee of independent experts, determined to be related to aggressive disease progression and unrelated to lacutamab.
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
2.Clinical results in Sézary Syndrome (SS) (Cohort 1)
•Final results from the Phase 2 TELLOMAK study in SS were presented at the American Society of Hematology (ASH) Annual Meeting in December 2023.
◦As of May 1, 2023, the study’s data cutoff, patients in the SS cohort (cohort 1, n=56) received a median of five prior systemic therapies, including mogamulizumab, and had a median follow-up of 14.4 months.
◦The data demonstrated that lacutamab showed robust clinical activity and an overall favorable safety profile. The global confirmed ORR was 37.5% (21 out of 56), including two complete responses (CR) and 19 partial responses (PR). ORR in the skin was 46.4% (26 out of 56), including five CR and 21 PR and ORR in the blood was 48.2% (27 out of 56) with 15 CR and 12 PR. Median progression-free survival was 8.0 months (95% confidence interval 4.7-21.2). In patients who achieved a global response, the median duration of response is 12.3 months (95% confidence interval 5.2-NE).

Efficacy results in Sézary Syndrome patients (n=56)
•In May 2025, long term follow-up data from the TELLOMAK Phase 2 trial in Sézary syndrome were presented at the 2025 ASCO Annual Meeting:
◦As of October 17, 2024, data cut-off, lacutamab demonstrated compelling and sustained clinical activity in heavily pretreated patients, with a global ORR of 42.9% for SS. With longer follow-up, we observed improved median duration of response of 25.6 months in SS.
3.Clinical results in mycosis fungoides (MF)
•In February 2021, the Company announced that lacutamab demonstrated a positive early signal in Cohort 2 testing lacutamab in KIR3DL2 expressing MF patients in the TELLOMAK trial. This cohort reached the pre-determined number of responses needed to advance to Stage 2, allowing the Company to recruit additional patients.
•The preliminary data from cohorts 2 and 3 were presented at the International Conference on Malignant Lymphoma (ICML) and European Organisation for Research and Treatment of Cancer (EORTC) congresses in July and October 2021 respectively.
•In September 2022, MF Cohorts 2 and 3 Stage 1 interim data were presented at the EORTC congress. As of the March 4, 2022 data cutoff:
◦Patients in the KIR3DL2 ≥1% subgroup (cohort 2) received a median of four prior systemic therapies, and had a median follow-up of 12.2 months. Objective response rate (ORR) was 28.6% (95% CI 13.8-50.0) including two CR and four PR. Median progression-free survival (PFS) was 12.0 months (4.6-15.4) and Median Duration of Response was 10.2 months (4.6-NA).
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
◦Lymph Node assessment is an important component of staging and response assessment in CTCL (cutaneous T cell lymphomas). In a recent update to the Olsen 2011 guidelines, it was clarified that the pathological assessment of lymph nodes be limited to those that satisfy nodal lymphoma i.e. N3 designation (Olsen 2021). Based on these criteria, results showed that lacutamab produced an increased global ORR of 42.9% (95% confidence interval [CI], 24.5-63.5) in patients with KIR3DL2 ≥ 1% MF (cohort 2, n=21), including 2 CR and 7 PR. Clinical Benefit Rate remained unchanged at 85.7% [95% CI tbc]. In Cohort 3, comprising 18 patients with KIR3DL2 < 1% MF, findings remain unchanged.
•In 2024, favorable results from the Phase 2 TELLOMAK study with lacutamab in MF were presented at the 2024 American Society of Clinical Oncology (ASCO) Annual Meeting:
◦As of October 13, 2023, data cutoff, MF patients (n=107) received a median of 4 prior systemic therapies and had a median follow-up of 11.8 months.
◦The data demonstrated that treatment with lacutamab resulted in meaningful antitumor activity, regardless of the KIR3DL2 baseline expression, and an overall favorable safety profile. The global ORR was 16.8% (Olsen 2011) and 22.4% (Olsen 2022), including 2 CR and 16 PR. In patients expressing a baseline KIR3DL2 ≥ 1%, the ORR was 20.8% (Olsen 2011) and 29.2% (Olsen 2022). Median progression-free survival was 10.2 months (95% CI 6.5, 16.8) for all MF patients and 12.0 months (95% CI 5.6, 20.0) in the KIR3DL2 ≥ 1% group. Time to response was 1.0 month (95% CI 1, 5).
•In May 2025, long term follow-up data from the TELLOMAK Phase 2 trial in MF were presented at the 2025 ASCO Annual Meeting:
◦As of October 17, 2024, data cut-off, lacutamab demonstrated compelling and sustained clinical activity in heavily pretreated patients, with a global ORR of 19.6% for MF. With longer follow-up, median duration of response was 13.8 months in MF.
The TELLOMAK Phase 2 trial is completed, and patients who were receiving treatment will continue access to the therapy through a Post Trial Access program.
4.Next steps
•In November 2025, the Company announced that the FDA had completed its review of the confirmatory Phase 3 protocol for lacutamab in CTCL, with no further comments, clearing the trial to proceed with TELLOMAK 3, an open-label, multi-center, randomized, comparative study evaluating lacutamab in patients with SS and MF, who failed at least one prior line of systemic therapy. The trial will include two independent cohorts: one enrolling patients with SS post-mogamulizumab treatment randomized 1:1 to receive lacutamab or romidepsin, intended to support a potential Accelerated Approval based on existing TELLOMAK Phase 2 data, and a registrational cohort enrolling patients with MF randomized 1:1 to receive lacutamab or mogamulizumab, intended to support full approval. The primary endpoint of the study for both cohorts is PFS evaluated by blinded central review.
Following the FDA review of the confirmatory Phase 3 protocol with no further comments, the trial is planned for initiation in H2 2026, subject to non-dilutive financing options currently under negotiation, including pharma partnering and royalty structures.
•The FDA provided encouraging feedback on the TELLOMAK Phase 2 results and the proposed regulatory pathway, which may support an Accelerated Approval in Sézary syndrome once the Phase 3 trial is underway. In February 2025, the FDA granted Breakthrough Therapy Designation to lacutamab for relapsed or refractory Sézary syndrome.
•The TELLOMAK Phase 2 trial is completed, and patients who were receiving treatment will continue to receive lacutamab through a Post Trial Access program.
a.Clinical Trials in PTCL
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
1.Designation
a.In January 2019, the FDA granted Fast Track designation to lacutamab for the treatment of adult patients with relapsed or refractory SS who have received at least two prior systemic therapies.
b.European Medicines Agency (EMA) granted PRIME designation in November 2020 to lacutamab for the treatment of patients with relapsed or refractory SS who have received at least two prior systemic therapies.
c.Lacutamab has been granted orphan drug status in the European Union (EMA) and in the United States (FDA) for the treatment of CTCL.
d.In February 2025, Innate announced that the FDA granted Breakthrough Therapy Designation (BTD) to lacutamab for the treatment of adult patients with relapsed or refractory SS after at least two prior systemic therapies. The BTD is granted based on Phase 1 study results as well as results from the Phase 2 TELLOMAK study, where lacutamab demonstrated encouraging efficacy and a favorable safety profile in heavily pretreated, post-mogamulizumab patients with advanced SS. A BTD is intended to accelerate the development and regulatory review in the U.S. of drugs that are intended to treat a serious condition and that have shown encouraging early clinical results and which may demonstrate substantial improvement on a clinically significant endpoint over available medicines.
These designations confirm the potential of lacutamab for patients with SS and MF who are awaiting new therapeutic options.
IPH4502, an ADC targeting Nectin-4
a.Mechanism & Rationale
To further its R&D program, the Company continues to develop different approaches for the treatment of cancer utilizing its antibody engineering capabilities to deliver novel assets and continuing to explore ADC formats.
The Company pipeline includes IPH4502, a novel and differentiated topoisomerase I inhibitor ADC conjugated to exatecan targeting Nectin-4.
b.Indications
Nectin-4 is a cell membrane adhesion protein overexpressed in several solid tumors, including urothelial, breast, esophageal, lung, ovarian, and pancreatic cancers, with limited expression in normal tissues.
Enfortumab vedotin (EV, PADCEV®), a Nectin-4-targeting ADC with a monomethyl auristatin E (MMAE) payload, has been approved for the treatment of urothelial carcinoma (UC), which exhibits high Nectin-4 expression. In order to address the unmet medical need for patients with UC and EV discontinuation due to toxicity, disease relapse, or treatment ineligibility, along with its limited efficacy in tumors with lower Nectin-4 expression. To treat cancers with lower levels of Nectin-4 and improve the balance between efficacy and safety, we developed IPH4502. IPH4502 delivers a cancer-killing drug, exatecan, with a drug-to-antibody ratio (DAR) of 8.
c. Preclinical development
The preclinical data on IPH4502 were presented at the 2024 Annual Meeting of the American Association for Cancer Research (AACR) and SITC conferences and to the 2025 AACR conference, in particular:
–Strong bystander effect in vivo and high internalization efficiency in vitro compared to other Nectin-4-targeting ADCs. These characteristics contribute to enhanced anti-tumor activity compared to EV across a broad range of Nectin-4 expression levels, from low to high, in patient-derived xenograft (PDX) models.
–Superior efficacy to EV in bladder cancer models with low Nectin-4 expression.
–Potential beyond bladder cancer in tumors with low and heterogeneous Nectin-4 expression: Leveraging its bystander activity, IPH4502 is active in tumor models with low and heterogeneous Nectin-4 expression beyond UC.
–Activity in models with primary or acquired resistance to EV: IPH4502 demonstrates efficacy in an in vivo model with primary resistance to MMAE due to MDR1 (Multidrug Resistance Protein 1) transporter expression and shows anti-tumor activity in a PDX model of UC with acquired resistance to EV.
–Strong combination potential with PD-1-targeting agents: In syngeneic mouse models, the combination of IPH4502 with an anti-PD-1 antibody induces synergistic anti-tumor activity in both EV-sensitive and EV-resistant models.
–Hydrophilic and stable linker enables high ADC exposure and minimal free exatecan release in cynomolgus monkey plasma.

Anti-tumor activity in EV-resistant PDX model supports the potential of IPH4502 as a therapeutic option for patients who do not respond to EV. The activity of IPH4502 in various indications and its enhanced anti-tumor activity in combination with anti-PD-1 therapies in preclinical models support its development beyond UC.
d.    Clinical development
The IPH4502-101 Phase 1 study, recruiting in France and in the United states, is an open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, is evaluating the safety, tolerability, and preliminary anti-tumor activity of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers.
The FDA cleared its IND application to initiate a Phase 1 clinical study of IPH4502 in September 2024 and the first patient was dosed in its Phase 1 study (NCT06781983) in January 2025.
The study is recruiting and plans to enroll approximately 145 patients. The maximum tolerated dose (MTD) is currently being explored, with cohort enrichment ongoing at pharmacologically active dose levels, including in patients with urothelial cancer relapsed or refractory to enfortumab vedotin, as well as selected additional tumor types. Preliminary anti-tumor activity was observed in heavily pre-treated patients with advanced solid tumors, including in urothelial cancer post-enfortumab vedotin, with a favorable safety profile to date.
At the 2025 ASCO congress, Innate presented a trial-in-progress poster on IPH4502: "A phase 1, open-label, multi-center study of the safety, tolerability, and efficacy of IPH4502 as a single agent in advanced solid tumors."
Monalizumab, a Dual Checkpoint Inhibitor Targeting T Cells and NK Cells
a.Mechanism & Rationale
Monalizumab (IPH2201) is a potentially first-in-class immune checkpoint inhibitor targeting NKG2A receptors expressed on tumor infiltrating cytotoxic CD8+ T cells and NK cells. NKG2A is an inhibitory receptor for HLA-E (Human Leukocyte Antigen-E). HLA-E is a non-classical MHC class I molecule that plays a role in immune regulation. In cancer, HLA-E is frequently overexpressed allowing tumor cells to evade immune attack by engaging NKG2A and suppressing the activity of cytotoxic immune cells. Monalizumab may reestablish a broad anti-tumor response mediated by NK and T cells, and may enhance the cytotoxic potential of other therapeutic antibodies (André et al., Cell 2018).
b.Rationale for combinations with monalizumab
The Company is primarily focused on investigating monalizumab in combination with durvalumab, which is an antibody directed against Programmed Death-Ligand 1 (PD-L1). PD-L1 is an immune checkpoint protein expressed on the surface of many cancer cells that binds to PD-1 on T cells, suppressing their activity and preventing an effective immune response. By inhibiting PD-L1, durvalumab restores T cell function, enhancing the immune system’s ability to recognize and attack tumor cells. Both PD-L1 and HLA-E are frequently overexpressed on cancer cells and contribute to immune evasion by binding to their respective inhibitory receptors, PD-1 and NKG2A. Innate Pharma's preclinical data support its hypothesis that a monalizumab and durvalumab combination therapy may result in a greater anti-tumor immune response than durvalumab alone by blocking both the PD-1/PD-L1 and the NKG2A/HLA-E inhibitory pathways.
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
Monalizumab has been evaluated in clinical trials in head and neck, lung and other cancer indications. Innate was responsible for conducting an IPH2201-203 study in head and neck squamous cell carcinoma (the study is now completed), while AstraZeneca is conducting all other trials (except for the External Sponsored studies). External Sponsored studies are currently ongoing in bladder cancer and small cell lung cancer.

Below is a summary of ongoing clinical trials in NSCLC that AstraZeneca is conducting to evaluate monalizumab:

Lung cancer is the leading cause of cancer death, accounting for about one-third of all cancer deaths. In 2022, an estimated 2.5 million people were diagnosed with lung cancer worldwide. 80 to 85% are classified as NSCLC. Stage III NSCLC represents approximately one quarter of NSCLC incidence. In 2018, the FDA approved durvalumab for patients with unresectable stage III NSCLC whose disease has not progressed following concurrent platinum-based chemotherapy and radiation therapy. However, there is still a need for new treatment options to further increase the potential for cure in this setting.
AstraZeneca conducted COAST, a randomized Phase 2 trial investigating durvalumab alone or in combination with either oleclumab (anti-CD73 monoclonal antibody) or monalizumab (anti-NKG2A monoclonal antibody) in patients with locally advanced, unresectable Stage III NSCLC who had not progressed after chemoradiotherapy.
Following the signal observed in this Phase 2 study, AstraZeneca started a randomized Phase 3 study, PACIFIC-9, of monalizumab or oleclumab plus durvalumab in unresectable, Stage III NSCLC setting for patients who have not progressed after concurrent chemoradiation therapy.
Separately, AstraZeneca evaluated the effectiveness and safety of neoadjuvant durvalumab alone or in combination with monalizumab or oleclumab in subjects with resectable, early-stage (Stage I [>2 cm] to IIIA) non-small cell lung cancer (NSCLC) (NeoCOAST) and in 2022 initiated the Phase 2 trial, NeoCOAST-2, described below.
In head and neck cancer, Innate and AstraZeneca evaluated monalizumab in combination with cetuximab in recurrent or metastatic squamous cell carcinoma of the head and neck (R/M SCCHN) IO, naïve or IO-pretreated, in a Phase 1b/2 study (IPH2201-203). Based on the results and the unmet need in the IO-pretreated population, AstraZeneca and Innate elected to advance this program to a Phase 3 study (INTERLINK-1). Dosing of the first patient in this trial triggered a $50 million milestone payment from AstraZeneca to Innate in October 2020. In 2022, Innate announced that a planned futility interim analysis of the INTERLINK-1 Phase 3 study sponsored by AstraZeneca did not meet a pre-defined threshold for efficacy. Based on this result and the recommendation of an independent data monitoring committee, AstraZeneca informed Innate that the study would be discontinued. There were no new safety findings.
ii.Lung Cancer: Phase 2 COAST Study
In September 2021, AstraZeneca presented a late-breaker abstract on the randomized COAST Phase 2 trial in patients with unresectable, Stage III NSCLC at the European Society for Medical Oncology (ESMO) Congress. The presentation highlighted PFS and ORR results for durvalumab in combination with monalizumab, Innate’s lead partnered asset, and oleclumab, AstraZeneca’s anti-CD73 monoclonal antibody. After a median follow-up of 11.5 months, the results of an interim analysis showed a 10-month PFS rate of 72.7% for durvalumab plus monalizumab, versus 39.2% with durvalumab alone in unresectable, Stage III NSCLC patients following chemoradiation therapy. The results also showed an increase in the primary endpoint of confirmed ORR for durvalumab plus monalizumab over durvalumab alone (36% vs. 18%). Data are published in the Journal of Clinical Oncology in 2022 (figure below).
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
iii.Lung Cancer: Phase 2 NeoCOAST Study
In March 2022, the Phase 2 NeoCOAST multi-drug platform study assessing the safety and efficacy of neoadjuvant durvalumab in combination with chemotherapy and oleclumab, monalizumab or danvatirsen and adjuvant treatment in participants with resectable, early-stage NSCLC was accepted for an oral presentation on April 11, 2022 at the Annual Meeting 2022 of the AACR. The study demonstrated that a single cycle of neoadjuvant durvalumab combined with oleclumab, monalizumab, or danvatirsen produced numerically improved mPR rates (19, 30 and 31.2%, respectively) compared with durvalumab alone (11.1%). No differences in pathological complete response (pCR) rates were observed between treatment arms.
iv.Lung Cancer: Phase 3 PACIFIC-9
In June 2023, AstraZeneca presented at the ASCO conference a trial-in-progress poster on the PACIFIC-9 study: "Phase 3 study of durvalumab combined with oleclumab or monalizumab in patients with unresectable stage III NSCLC (PACIFIC-9)."
PACIFIC-9 started in February 2022 and was expected to enroll up to approximately 1,000 patients.
In 2024, the independent data monitoring committee recommended the continuation of the Phase 3 PACIFIC-9 trial based on a pre-planned analysis.
The study is ongoing. Enrollment in the trial is completed, and data readout is expected in H2 2026.
v.Lung Cancer: Phase 2 NeoCOAST-2

In June 2023, AstraZeneca presented at the ASCO conference a trial-in-progress poster on the NeoCOAST-2 study: "NeoCOAST-2: A Phase 2 study of neoadjuvant durvalumab plus novel immunotherapies (IO) and chemotherapy (CT) or MEDI5752 (volrustomig) plus CT, followed by surgery and adjuvant durvalumab plus novel IO or volrustomig alone in patients with resectable non-small-cell lung cancer (NSCLC)."
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
In this preliminary analysis on the first 60 of 72 patients randomized to Arm 2, monalizumab added to durvalumab plus platinum-based chemotherapy doublet induced a pCR rate of 26.7% [95% CI; 16.1–39.7] and a major pathological response (mPR) rate of 53.3% [95% CI; 40.0–66.3] which are numerically higher than the durvalumab plus platinum doublet approved regimen. Treatment in Arm 2 showed manageable safety profile and no impact on surgical rate.In May 2025, these clinical data were published in Nature Medicine (Tina Cascone et al, 2025. Perioperative durvalumab plus chemotherapy plus new agents for resectable non-small-cell lung cancer: the platform phase II NeoCOAST-2 trial Nature Medicine).
During the ASCO Annual Meeting in June 2025, AstraZeneca presented updated results from the Phase 2 NeoCOAST-2 trial evaluating neoadjuvant and adjuvant durvalumab-based combinations in resectable NSCLC. The regimen including durvalumab, monalizumab, and chemotherapy (Arm 2, n=70) showed 25.7% pCR and 50.0% mPR.
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

Other clinical stage assets
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

Targeting the adenosine pathway has recently been reported to improve Durvalumab (anti-PD-L1) efficacy in early-stage Non-Small Cell Lung Cancer (NSCLC) patients, through the use of Oleclumab, an anti-CD73 monoclonal antibody. Indeed, in the COAST randomized Phase 2 study, oleclumab in combination with durvalumab improved PFS and ORR compared to durvalumab alone in patients with unresectable, Stage III NSCLC (Herbst, JCO, 2022). Also, in the NeoCoast randomized Phase 2 study, one cycle of neoadjuvant oleclumab in combination with durvalumab improved mPR and pCR rates versus durvalumab alone, in stage I-IIIA resectable NSCLC patients (Cascone, AACR 2022).
This supports the evaluation of the combined blockade of CD39 and PD-L1, with IPH5201 and durvalumab, respectively, that can hypothetically increase activity when compared to durvalumab monotherapy by altering the balance of ATP and adenosine in the tumor microenvironment.
i. Overview and indications

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
Recently, the role of PD-1/PD‑L1 inhibition has been evaluated for the treatment of resectable, early‑stage NSCLC in adjuvant and neoadjuvant setting and led to improved outcomes and recent approval (Nivolumab/Checkmate 816 and Pembrolizumab/KEYNOTE-671). Recent interim data from the Phase III AEGEAN study (NCT03800134) showed that perioperative durvalumab (anti-PD-L1) plus neoadjuvant CT significantly improved both pCR rate (17.2% in the durvalumab-based regimen arm vs 4.3% in the CT arm) and Event-Free Survival (EFS) (median not reached in the durvalumab-based regimen arm vs 25.9 months in the CT arm) in patients with resectable, Stage IIA–IIIB[N2] NSCLC.
1.Clinical development
•Phase 1 in advanced solid tumors
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
As clinical activity results, 22/57 patients (38.6%) had stable disease as their best overall response; there were no PR or CR. In IPH5201 monotherapy subgroup, 17/38 patients (44.7%) had stable disease as their best overall response

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
160%
Best change from baseline (%)
SD
PD
NE
New lesion
IPH5201 300mg + Durva
IPH5201 1000mg + Durva
IPH5201 3000mg + Durva
0%
Pancreatic, Skin (SCC), Pancreatic, Pancreatic, CRC, Endometrial, CRC, NSCLC (sq), Pancreatic, Pancreatic, NSCLC (sq), CRC, CRC, Osteosarcoma, Cervical, CRC, Pancreatic, Prostate, Ampullary

ad, adenocarcinoma; CRC, colorectal cancer; Durva, durvalumab; NC, not calculated; NE, not evaluable; NSCLC, non-small-cell lung cancer; OS, overall survival; PD, progressive disease; PFS, progression-free survival; scc, squamous cell carcinoma; SD, stable disease; sq, squamous

•Phase 2 MATISSE study in NSCLC
MATISSE is a Phase 2 multicenter single-arm study (NCT05742607), sponsored by Innate Pharma, evaluating neoadjuvant and adjuvant treatment with IPH5201, an anti-CD39 blocking monoclonal antibody, in combination with durvalumab (anti-PD-L1) and chemotherapy, in treatment-naïve patients with resectable early stage NSCLC. The primary objectives of the study are to assess antitumor activity of neoadjuvant treatment based on pCR and safety. Innate is responsible for conducting the study and shares study costs with AstraZeneca. AstraZeneca supplies clinical trial drugs.
The first patient was dosed in June 2023. In October 2023, Innate Pharma presented at the ESMO conference a trial-in-progress poster on the MATISSE study: "A Phase 2 multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201 and durvalumab in patients with resectable, early-stage (II to IIIA) NSCLC (MATISSE)."
The trial is ongoing and continues recruitment, following a pre-planned interim analysis performed for efficacy on 40 patients. These interim results have been selected for an oral presentation in a Clinical Trials Plenary Session at the AACR Annual Meeting 2026 (April 17–22, 2026, San Diego).
aPartnership
On October 22, 2018, Innate Pharma and AstraZeneca entered into the 2018 AZ Option Agreement for further co-development and co-commercialization of IPH5201. Following the dosing of the first patient on March 9, 2020, in the IPH5201 Phase 1 clinical trial, AstraZeneca made a $5 million milestone payment to Innate under the collaboration and option agreement relating to IPH5201. Innate made a €2.7 million milestone payment to Orega Biotech SAS after the dosing of the first patient in the Phase 1 pursuant to Innate’s exclusive licensing agreement from Orega Biotech SAS (see “Item 10. Additional Information—C. Material Contracts”) and an arbitral decision rendered in December 2021 relating to milestone payments received by the Company under the 2018 AZ Option Agreement. For more information, see Note 6 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.

In June 2022, the 2018 IPH5201 Option Agreement was amended. Innate received a $5 million milestone payment from AstraZeneca upon signature of the amendment and is responsible for conducting a Phase 2 multicenter, open label, non-randomized study of neoadjuvant and adjuvant treatment with IPH5201, durvalumab, and chemotherapy in patients with resectable, early-stage NSCLC. The "MATISSE" Study is ongoing and is recruiting patients. AstraZeneca and Innate will share study costs and AstraZeneca will supply clinical trial drugs. Innate made a €0.6 million milestone payment to Orega Biotech SAS pursuant to Innate’s exclusive licensing agreement.
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
i.Ongoing Clinical Trial
In December 2021, an investigator-sponsored Phase 1 trial of IPH5301 was initiated by the Institut Paoli-Calmettes. CHANCES-IPC 2021-008 (NCT05143970) is a First In Human, Phase 1, multicenter, European study evaluating an anti-CD73, IPH5301, in advanced and/or metastatic cancer. The study is ongoing.
ANKET® Platform
a.General Overview
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
ANKET® Pipeline
Sanofi's partnership
The Company has a research collaboration and license agreement with Sanofi to apply Innate’s proprietary technology to the development of innovative multi-specific antibody formats engaging NK cells through the activating receptors NKp46 and CD16 to kill tumor cells:
•In 2016, Innate and Sanofi entered into a research collaboration and licensing agreement for the generation and evaluation of up to two bispecific NK cell engagers, using technology from Innate Pharma ANKET® and Sanofi’s proprietary bispecific antibody format as well as tumor targets. IPH6101/SAR’579 (SAR443579) targets CD123 and IPH6401/SAR’514 (SAR445514) targets B cell maturation antigen (BCMA). Under the terms of the 2016 research collaboration and license agreement, Sanofi was responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. Innate Pharma was eligible to up to €400 million in development and commercial milestone payments as well as royalties on net sales.
•In December 2022, Innate and Sanofi announced an expansion of their collaboration, with Sanofi licensing a NK cell engager program targeting B7H3 from Innate’s ANKET® (Antibody-based NK Cell Engager Therapeutics) platform. Sanofi had the option to add up to two additional targets. Upon candidate selection, Sanofi would be responsible for all development, manufacturing and commercialization. Under the terms of the new license agreement, Innate Pharma was eligible to up to €1.35 billion total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.
◦In March 2023, Innate received a €25 million upfront payment;
◦On December 19, 2023, Innate announced that Sanofi exercised its option to license a NK cell engager program in solid tumors from Innate’s ANKET® platform. Innate received €15 million as option exercise payment.
◦During the third quarter 2024, Sanofi terminated the IPH67 license during the research collaboration period. As a consequence, Innate regained the full rights to IPH67, an NK-cell engager program in solid tumors from Innate’s ANKET® platform. The rest of the 2022 research collaboration and license agreement remains unchanged. Sanofi still retains the option of one additional ANKET® target under the terms of the 2022 research collaboration and license agreement;
In July 2025, Innate regained the rights to SAR’579/IPH6101, the ANKET® anti-CD123.
As a result of the reversion of rights to SAR’579/IPH6101, the Company is now eligible to receive up to €192 million in potential future milestone payments under the 2016 agreement.
After deciding in 2025 to pursue the development of SAR’514/IPH6401 (BCMA ANKET®) in autoimmune indications, Sanofi announced that it depriortized the development of SAR’514/IPH6401. Sanofi retains exclusive development and commercialization rights to the product and the license terms remain unchanged.

On April 22, 2025, Sanofi and Innate entered into an investment agreement pursuant to which, on April 24, 2025, Sanofi subscribed to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium).

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
Cytotoxic antibodies targeting CD123 displayed limited antileukemic activity in several clinical trials, even when tested in the form of Fc-engineered antibodies designed specifically to increase ADCC. By contrast, T cell engager molecules and CAR-T cell therapies have some clinical efficacy, but are also highly toxic, confirming the need for alternative targeted approaches for the treatment of AML. NK cell-based therapies may provide new treatment perspectives and a safer alternative for targeting tumor cells in this context.
c.Clinical Trials
•Phase 1/2 clinical trial monotherapy
The Phase 1/2 clinical trial (NCT05086315) aimed to evaluate IPH6101/SAR443579 in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS).
The purpose of the dose escalation and dose expansion study, sponsored by Sanofi, was to evaluate the safety, pharmacokinetics, pharmacodynamics and initial clinical activity of IPH6101/SAR443579, Innate’s lead ANKET® asset, in various CD123-expressing hematological malignancies.
In April 2024, Sanofi advanced SAR’579 / IPH6101 to the Phase 2 preliminary dose expansion of the trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancers.
•Phase 1/2 clinical trial in combination
In July 2024, Sanofi initiated a new Phase 1 / Phase 2, randomized, open label, multi-cohort, multi-center study (NCT06508489) assessing the safety, tolerability and preliminary efficacy of SAR’579 / IPH6101 administered in combination with azacitidine and venetoclax in patients with CD123 expressing hematological malignancies in newly diagnosed AML.
On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®). Innate regained the rights to SAR’579/IPH6101 in July 2025. Data from the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial have been transferred to Innate. The Company has initiated a research collaboration to further assess next steps of development.
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
b.Clinical trial
A Sanofi-sponsored Phase 1/2 clinical trial (NCT05839626) was evaluating SAR’514 / IPH6401 in relapsed/refractory Multiple Myeloma (RRMM) and Relapsed/Refractory Light-chain Amyloidosis (RRLCA). The purpose of the dose escalation and dose expansion study was to evaluate the safety, pharmacokinetics and preliminary efficacy of SAR’514 in monotherapy in patients with RRMM and RRLCA. The clinical trial was part of the Sanofi 2016 research collaboration and licensing agreement. The Company announced the first patient was dosed in November 2023.
After deciding in 2025 to pursue the development of SAR’514/IPH6401 in autoimmune indications, Sanofi announced in a recent corporate update, to deprioritize development of SAR’514/IPH6401. Sanofi retains exclusive development and commercialization rights and the license terms remain unchanged.
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
IPH6501, a CD20-targeting tetra-specific NK Cell Engager
a.Mechanism
The IPH6501 program is developing a CD20-targeting tetra-specific ANKET®. CD20 is an antigen expressed by a number of B cell malignancies, and its targeting by therapeutic antibodies has shown efficacy to treat the patients although a number of the tumors develop resistance and relapse. Compared to a classical IgG1-based antibody which engages Fc receptors and a tumor antigen, IPH6501 co-engages on one hand NKp46 and Fc receptors, as well as CD122 subunit of the IL-2 receptor (but not CD25 subunit), and on the other hand CD20 as a targeted antigen on malignant B cells, leading to potent NK cell activation, cytotoxicity and control of tumor growth.
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
In 2025, preclinical data were presented at scientific conferences in the U.S. and France, such as the 2025 European Hematology Association congress.
b.Clinical Trial
An international, first-in-human, multicenter, open-label Phase 1/2 study evaluates the safety profile, tolerability of IPH6501, and determine the recommended Phase 2 dose (RP2D) for patients with B-Cell non-Hodgkin lymphoma.
A poster on the design of the ongoing trial was presented at the 2024 ASCO Annual Meeting.
On March 2024, the Company announced that the first patient was dosed. The study plans to enroll up to 184 patients. Clinical sites are open in the US, Australia and France. Enrollment in the dose escalation phase of the trial is complete.
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
To support the Phase 1/2 trial and inclusion of FL patients, IFLI initially invested $3 million into new shares of Innate, issued through a capital increase reserved to IFLI at a price of €1.56 per share and representing 2.26% of the share capital of Innate at the time of issuance. IFLI could also invest up to an additional $4.9 million into new shares of Innate, depending on the completion of certain milestones, at a price determined at the time of such investments.
Following the completion of the dose-escalation phase, the study was discontinued as part of the Company’s strategic portfolio prioritization. Clinical data are expected to be presented in 2026. The agreement with IFLI is still in place.

Upcoming catalysts

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
With respect to its lead product candidate, lacutamab, a monoclonal antibody product candidate targeting KIR3DL2, the Company is aware of several pharmaceutical companies marketing and developing products for the treatment of patients with CTCL, including MF and SS, and PTCL. The latest drug approved by the FDA, in 2024, is Denileukin diftitox (DD) (also known as "E7777" or "I/ONTAK"), marketed under the name LYMPHIR. LYMPHIR is a purified and more bioactive formulation of ONTAK®, which was previously approved by the FDA in 2008 (then voluntarily withdrawn from the U.S. market in 2014) for patients with persistent or recurrent cutaneous T-cell lymphoma whose malignant cells express the CD25 component of the IL-2 receptor. LYMPHIR is approved for the treatment of adult patients with relapsed or refractory cutaneous T-cell lymphoma (CTCL) at stages I-III, after at least one prior systemic therapy. BioInvent is developing BI-1808, a monoclonal antibody targeting the TNFR2 receptor, with an ongoing Phase 1/2 trial in CTCL. Prescient Therapeutics began a Phase 2 trial in March 2025 evaluating PTX-100, a GGT-1 inhibitor (an enzyme with neoplastic potential), in patients with CTCL as a third-line treatment.
Regarding monalizumab, a new checkpoint inhibitor, other anti-NKG2A agents have begun clinical evaluation, and several pharmaceutical companies are developing treatments for non-small cell lung cancer. The anti-NKG2A monoclonal antibody S095029, developed by Servier, is being evaluated in two clinical studies. A Phase 1/2 study is evaluating it as a monotherapy or in combination with an anti-PD-1 in patients with solid tumors, with dose-expansion cohorts adding an anti-HER2 or anti-EGFR to the doublet. In parallel, S095029 is also being evaluated in a Phase 1/2 trial in combination with an anti-PD-1 in patients with advanced gastric cancer. Hyamab Pharmaceutical is developing HY-0102, a monoclonal antibody targeting NKG2A, with a Phase 1 trial underway in China.
Several pharmaceutical and biotechnology companies are also focusing on the tumor microenvironment, particularly the adenosine pathway. AstraZeneca is developing an anti-CD73 monoclonal antibody, Oleclumab, in Phase 3 within the PACIFIC-9 trial, in which Monalizumab is also being evaluated. Several companies are developing anti-CD39 monoclonal antibodies, including Trishula Therapeutics (TTX-030), Arcus Biosciences (AB598), Purinomia Biotech (PUR001), and Elpiscience (ES014, which also targets TGF-β).
The development of ADCs in oncology is subject to intense competition: Nectin-4 (N4) is attracting growing interest due to its expression in several solid tumors, notably urothelial carcinoma. To date, only one ADC targeting Nectin-4, carrying a MMAE payload, is marketed (Enfortumab Vedotin, PADCEV®). Several Nectin-4 targeting ADCs with MMAE are in advanced development, such as candidates from Mabwell (Bulumtatug fuvedotin) and Corbus (CRB-701), as well as Bicycle’s peptide-MMAE conjugate (Zelenectide pevedotin). Furthermore, new ADCs using topoisomerase inhibitors as cytotoxic payloads are under development, with early-phase programs in the U.S. and Europe, such as Eli Lilly (LY4052031 and LY4101174) and MSD (MK-3120), and a more advanced phase in China with Hengrui (Notiretatug rezetecan).
Raw Materials
The Company is currently dependent on specialized third parties, who are subject to stringent manufacturing requirements and regulations, for the supply of various critical and biological materials that are necessary to produce our product candidates. We source these materials through service agreements or supply agreements and do not systematically have long-term supply contracts in place. However, we believe that competitive pricing is achieved because there are a number of potential long-term replacements to each of our suppliers. Generally, the prices of the principal biological raw and starting materials that we purchase are stable or fluctuate within a limited range. To the extent that we are exposed to price fluctuations, we generally do not expect, in the near term, to be able to pass on cost increases because of the early development stage of our product candidates.

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
Monalizumab/IPH2201
As of December 31, 2025, the principal intellectual property rights related to monalizumab are in-licensed from Novo Nordisk A/S and include U.S. Patent Nos. 8,206,709 and 8,901,283, European patents EP 2 038 306 B1 and EP 2 426 150 B1 and counterpart patents in certain other countries. These patents are directed to the composition of matter of monalizumab and have a statutory expiration date in 2027, not including patent term adjustment or any potential patent term extension. Other patent rights include U.S. Patent No. 11,572,410, European patent 3 193 931 B1 and counterpart patents in certain other countries relating to use of monalizumab in combination with agents that neutralize PD-1 or PDL1, which patents are solely owned by us and have a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
Lacutamab/Anti-KIR3DL2
As of December 31, 2025, the principal intellectual property rights related to lacutamab are wholly owned by Innate and include U.S. Patent Nos. 10,280,222 and 11,066,470, European patent EP 3 116 908 B1 and counterpart patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of lacutamab, and such patents have, and any patents that issue from such applications would have, a statutory expiration date in 2035, not including patent term adjustment or any potential patent term extension.
IPH5201/Anti-CD39
As of December 31, 2025, the principal intellectual property rights related to IPH5201 are co-owned by Innate together with Orega Biotech, and include U.S. patent No. 11,377,503, European patent No. EP 3 807 316 B1, and other patent applications in certain other countries. These patents and patent applications are directed to the composition of matter of IPH5201, and such have, and any patents that issue from such patent application would have, a statutory expiration date in 2039, not including patent term adjustment or any potential patent term extension.
IPH5301/Anti-CD73
As of December 31, 2025, the principal intellectual property rights related to IPH5301 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH5301 issues from such U.S. patent application, it would have a statutory expiration date in 2040, not including patent term adjustment or any potential patent term extension.
IPH6501
As of December 31, 2025, the principal intellectual property rights related to IPH6501 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH6501 issues from such U.S. patent application, it would have a statutory expiration date in 2042, not including patent term adjustment or any potential patent term extension.
IPH4502
As of December 31, 2025, the principal intellectual property rights related to IPH4502 are solely owned by us, and include one U.S. non-provisional patent application, one European patent application, and other patent applications in certain other countries. If a patent directed to IPH4502 issues from such U.S. patent application, it would have a statutory expiration date in 2043, not including patent term adjustment or any potential patent term extension.
The term of individual patents depends upon the legal term of patents in the countries in which they are obtained. In most countries, including the United States, the patent term is 20 years from the earliest claimed filing date of a non-provisional patent application or its foreign equivalent in the applicable country. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. In the United States, a patent may also be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act of 1984, or Hatch-Waxman Amendments. The Hatch-Waxman Amendments permit a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent applicable to each regulatory review period may be extended, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended.

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
Clinical trial authorization in the United States
In the United States, an IND application must be submitted to the FDA and accepted before clinical trials can start on humans. An IND is an exemption from the Federal Food, Drug, and Cosmetic Act (FDCA) that allows an unapproved product candidate to be shipped in interstate commerce for use in an investigational clinical trial and a request for FDA authorization to administer an investigational product to humans. This application contains early research data as well as the pharmaceutical dossier, preclinical and clinical data (if any) and includes the clinical protocol. If there are no objections from the FDA, the IND application becomes valid 30 days after it is received by the FDA. This waiting period is designed to allow the FDA to review the IND to determine whether human research subjects will be exposed to unreasonable health risks. At any time during or subsequent to this 30-day period, the FDA may request the suspension or clinical hold of clinical trials, whether such trials are planned or in progress, and may request additional information. This temporary suspension (clinical hold) continues until the FDA receives the information it has requested.
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
Regulations concerning marketing authorizations
In order to be marketed, a drug product must have regulatory authorization (known as approval of a New Drug Application (NDA) or licensure of a Biologics License Application (BLA) in the United States, a Marketing Authorization (MA) in the European Union and a Great Britain Marketing Authorisation). The competent authorities are the FDA in the United States, the EMA in the European Union and the Medicines and Healthcare products Regulatory Agency (MHRA) in the United Kingdom. Companies apply for a marketing authorization based on quality, safety and efficacy data. In the European Union, the United States and Japan, the dossier is a standard dossier referred to as a CTD, or Common Technical Document. Generally, the dossier describes the manufacturing of the drug substance (active substance), the manufacturing of the final product and the clinical and non-clinical studies common to all jurisdictions while providing a separate module for region-specific information.
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
Following submission of a BLA, the FDA conducts a preliminary review of the application. The FDA may request additional information rather than accept the application for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review.
Before approving an application, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections may cover all facilities associated with a BLA submission, including component manufacturing, finished product manufacturing, and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing and packaging processes and facilities are in compliance with the BLA and cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with cGCP.
As a condition of approval, the FDA may require an applicant to develop a Risk Evaluation and Mitigation Strategy (REMS). REMS are required risk management plans that use risk mitigation strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks.
On the basis of the FDA’s evaluation of the application and accompanying information, including the results of the inspection of the manufacturing and packaging facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter.
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
•Priority Review: An application for a drug will receive priority review designation if it is for a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. Priority Review provides for a shorter review clock: FDA's goal is to review a filed BLA in six months rather than the 10 months under standard review. This procedure is somewhat comparable to the “accelerated assessment” in the European Union.
•The Fast Track Designation: Section 506(b) of the FDCA provides for the designation of a drug as a fast track product if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition.
•The Breakthrough Therapy Designation: Section 506(a) of the FDCA provides for designation of a drug as a breakthrough therapy if the drug is intended, alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The program provides the same advantages of the fast track designation, but also includes intensive FDA guidance to promote efficient development and FDA organizational commitment. Breakthrough therapy designation may be rescinded if the qualifying criteria are no longer met.
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
As part of the EU pharmaceuticals strategy, the EU Commission worked on a revision of the EU’s general legislation on medicines for human use. In December 2025, the European Council and the European Parliament reached an agreement on the “pharma package”, a Directive proposal and a Regulation proposal, which represent the largest pharmaceutical reform in over 20 years. The revision will impact the global legal framework for medicinal products in the EU, including legislation relating to orphan and pediatric drugs and will review the incentives system (data protection and market exclusivity) in place (see also below “—European Union proposed revision of the general pharmaceutical legislation”).
Orphan drugs
Generally, orphan drugs are drugs used for the prevention or treatment of life-threatening or serious rare conditions.
In the United States, the FDA has authority to grant orphan drug designation to a drug or biological product to prevent, diagnose or treat a rare disease or condition, a designation which carries with it the following incentives: the possibility of obtaining research grants from the American government for clinical trials; tax credits for a portion of research costs; a possible exemption from user fees; and the potential for a seven-year period of exclusivity if a marketing authorization is granted.
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
European Union proposed revision of the general pharmaceutical legislation
The European Union is currently in the process of a major revision of the general pharmaceutical legislation. In December 2025, the European Council and the European Parliament reached an agreement on the “pharma package.” The most concerning revisions relate to modulated regulatory data protection and orphan market exclusivity periods; greater transparency in R&D costs; faster availability of generics and biosimilars; and more stringent obligations for the supply of medicines.
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
It introduces EU-level joint scientific consultations (JSCs) and joint clinical assessments (JCAs) that will serve as the basis for national value assessments and price negotiations. While initially 25 JCAs were expected to be conducted by the EU HTA Coordination Group (HTACG) in 2025, actually only about a dozen assessments were actually processed. The Member State Coordination Group on Health Technology Assessment (HTACG) estimates it will initiate approximately 50 new JCAs for medicinal products in 2026.
There are risks and uncertainties related to the new JCA framework, especially as regards methodologies (i.e. comparators and endpoints), potential delayed assessments, and the disruption caused to national HTA processes in adopting EU HTA without additional resources.
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
Of note, in the United Kingdom (which comprises Great Britain and Northern Ireland), Great Britain is no longer covered by EU centralized procedures for MAs (under the Northern Ireland Protocol, EU centralized procedures for MAs continue to be recognized in Northern Ireland). For a period of two years from January 1, 2021, when determining an application for a Great Britain Marketing Authorization, the

MHRA was allowed to rely on a decision taken by the European Commission on the approval of a new MA in the centralized procedure (the European Decision Reliance Procedure). On January 1, 2024, a new international recognition framework procedure (IRP) replaced the European Decision Reliance Procedure. Under the IRP, the MHRA may take into account the approval of MAs made by the EMA and certain other regulators. The MHRA also has the power to take into account MAs approved in EU Member States through decentralized or mutual recognition procedures with a view to more quickly granting an MA in the United Kingdom.
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
Patent term restoration and extension in the United States
A patent claiming a new biologic product may be eligible for a limited patent term extension under 35 U.S.C. § 156 (as enacted by the Hatch-Waxman Act), which permits a patent term extension of up to five years for patent term lost during product development and the FDA regulatory review period. A regulatory review period consists of two periods of time: a testing phase and an approval phase. The restoration period granted on a patent covering a product is calculated as one-half the testing phase (the time between the date an Investigational New Drug application (IND) becomes effective and the date on which a marketing application (such as an NDA or BLA) is initially submitted) plus the entire approval phase (the time between the initial submission date of a marketing application and the date of FDA approval). A maximum of five years can be restored to a patent, and the total patent term remaining after extension cannot exceed 14 years from the date of FDA approval. Additionally, only one patent applicable to an approved product is eligible for the extension, the application for the extension must be submitted within 60 days of FDA approval of the product and prior to the expiration of the patent in question, and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. A patent that covers multiple products for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA. For more information regarding the risks related to patent term restoration and extension, please see “Risk Factors—Risks Related to Intellectual Property Rights—If the Company does not obtain protection under the Hatch-Waxman Amendments and similar non-U.S. legislation for extending the term of patents covering Lumoxiti and each of its product candidates, its business may be materially harmed.”
Healthcare law and regulation in the United States
Healthcare providers and third-party payors play a primary role in the recommendation and prescription of biologic products that are granted marketing approval. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, transparency laws and patient data privacy laws, and regulations and other healthcare laws and regulations that may constrain business and/or financial arrangements. Restrictions under applicable federal and state healthcare laws and regulations, include, but are not limited to, the following:
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
The IRA continues to mandate price negotiations for Medicare drugs, progressively expanding the number of drugs subject to negotiation each year from 10 Part D drugs in 2026 to 20 per year from 2029 onward, with the exception of orphan drugs (regardless of the number of indications) under the One Big Beautiful Bill Act. 2025 negotiation rounds have shown substantial price reductions, with increasing downward pressure on US drug pricing over time. This evolving legislation may impact our revenue growth and influence our portfolio strategy in the medium to long term.
The Centers for Medicare & Medicaid Services (CMS) proposed two new mandatory drug pricing demonstration models in 2026: the Global Benchmark for Efficient Drug Pricing (GLOBE) and Guarding U.S. Medicare Against Rising Drug Costs (GUARD). These models would apply an MFN drug pricing strategy to select Medicare drugs and biologics to align U.S. drug prices with international benchmarks. If implemented, these mandatory drug pricing models could have a material adverse effect on our business.
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
Finally, the recent U.S. most favored nation (MFN) policy, as detailed in “Item 3.D – Risk Factors – Government restrictions on pricing and reimbursement and other healthcare cost-containment initiatives may negatively affect its ability to generate revenues for its product candidates for which the Company obtains regulatory approval,” is affecting significantly upward pricing pressures across Europe, driven by efforts to rebalance global drug prices. Major European countries are forced to sustain higher prices for innovative medicines and avoid a risk of price spillover in the U.S. and other markets. As a result, companies increasingly delay, stagger, or tightly control European launches and volumes, prioritizing price integrity over speed of access.
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
The containment of healthcare costs also has become a priority of federal, state and foreign governments and the prices of products have been a focus in this effort. Governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. For example, numerous states have enacted drug price transparency reporting laws and have established prescription drug affordability boards both of which aim to limit the cost of prescription drugs. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit a company’s revenue generated from the sale of any approved products. Coverage policies and third-party reimbursement rates may change at any time. Even if favorable coverage and reimbursement status is attained for one or more products for which a company or its collaborators receive marketing approval, less favorable coverage policies and reimbursement rates may be implemented in the future.
For example, the MFN pricing executive order issued by the U.S. government in May 2025 aims to align U.S. drug prices with the lowest prices paid in a basket of comparable OECD nations. It enables direct-to-patient sales for manufacturers who enter into a voluntary agreement with the Administration and threatens aggressive measures, such as importation waivers or revisiting approvals, against non-compliant firms. The order also addresses foreign price suppression as a trade and national security concern.

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
In addition, the Company may be subject to specific healthcare regulations, including, without limitation:
•the French “transparency” provisions, or “French Sunshine Act” (Articles L. 1453-1 and D. 1453-1 and seq. of the French Public Health Code or PHC), which contains provisions regarding transparency of fees received by some healthcare professionals from industries, i.e. companies manufacturing or marketing healthcare products (medicinal products, medical devices, etc.) in France; and
•the French “anti-gift” provisions (Articles L.1453-3 to L.1453-12 PHC), setting out a general prohibition of payments and rewards from industries, i.e. companies manufacturing or marketing health products to healthcare professionals (HCP), healthcare organizations (HCO), healthcare associations and students with limited exceptions, and strictly defining the conditions under which such payments or awards are lawful. The regime entails strict formalities depending on the amount paid, when authorized, to the HCP, HCO, students or associations.
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
In certain specific cases, entities processing health personal data may have to comply with Article L1111-8 of the French Public Health Code, which imposes certain certifications for the hosting service providers.
C.    Organizational Structure.
On December 31, 2025, Innate Pharma is the sole shareholder of Innate Pharma Inc., a Delaware corporation.
D.    Property, Plants and Equipment.
Innate Pharma's corporate offices and laboratories are located in Luminy, Marseille, France and the Company owns the buildings and land.
Item 4A. Unresolved Staff Comments.
Not applicable.
Item 5. Operating and Financial Review and Prospects.
You should read the following discussion of the Company financial condition and results of operations in conjunction with the “Selected Consolidated Financial Data” and its consolidated financial statements and the related notes thereto included elsewhere in this Annual Report. In addition to historical information, the following discussion and analysis contains forward-looking statements that reflect the Company plans, estimates and beliefs. The Company actual results and the timing of events could differ materially from those anticipated in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Annual Report, particularly in sections titled “Item 3.D – Risk Factors” and “Special Note Regarding Forward-Looking Statements.” The Company audited consolidated financial statements as of and for the years ended December 31, 2023, 2024 and 2025 have been prepared in accordance with IFRS as issued by the IASB, which may differ in material respects from generally accepted accounting principles in other jurisdictions, including the United States.
Overview
Innate Pharma S.A. is a clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multispecific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC). Innate’s portfolio includes its lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
Since its inception, the Company has devoted substantially all of its financial resources to research and development efforts, including conducting preclinical studies and clinical trials of its product candidates, providing general and administrative support for its operations and protecting its intellectual property.
As of December 31, 2025, the Company had €44.8 million in cash, cash equivalents, short-term investments and non-current financial assets. Since its inception, the Company has raised a total of €324.3 million through the sale of equity securities, including €33.7 million in the initial public offering of its ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of our ordinary shares on Euronext and ADS on The Nasdaq Global Select Market, or Nasdaq, in 2019. The main capital increases since 1999 are described in Item 5 - B Liquidity and Capital Resources. As of December 31, 2025, the Company has also received $656.7 million (€579.6 million) in payments from its collaborators, including AstraZeneca, since 2011, excluding payments received for purchases of its equity securities by its collaborators.
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
The Company has incurred net losses in each year since its inception except for the years ended December 31, 2016 and 2018. The Company net income (loss) was €(7.6) million, €(49.5) million and €(49.2) million for the years ended December 31, 2023, 2024 and 2025, respectively. Substantially all of its net losses have resulted from costs incurred in connection with its research and development programs and from selling, general and administrative expenses associated with its operations. As the Company continues advancing its product candidates through research and development programs, the Company expects to continue to incur significant expenses and may again incur operating losses in future periods. The Company anticipates that such expenses will increase substantially if and as the Company:
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
Presentation of Financial Information
The Company audited consolidated financial statements included herein as of and for the years ended December 31, 2023, 2024 and 2025 have been prepared in accordance with IFRS as issued by the IASB.
Due to the listing of its ordinary shares on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Company also prepares and publishes its consolidated financial statements in accordance with IFRS as adopted by the European Union (EU).
All the standards published by the IASB that are mandatorily applicable in the years ended December 2023, 2024 and 2025 are endorsed by the EU and are mandatorily applicable in the EU. Therefore, the Company audited consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 are compliant with both IFRS as issued by the IASB and IFRS as adopted by the EU.
The preparation of financial statements in accordance with IFRS requires the Company to make significant judgments and estimates which are presented below. See “—Critical Accounting Policies and Significant Judgments and Estimates.”
Principal Collaboration and Licensing Agreements of the Company
The Company results of operations are impacted by the terms and conditions of its principal collaboration and licensing agreements. For a description of its principal collaboration and licensing agreements, see “Item 10.C—Material Contracts” and “Item 4.B—Business Overview.”
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
The research tax credit is granted to companies by the French tax authorities in order to encourage them to conduct technical and scientific research. Companies demonstrating that they have expenses that meet the required criteria receive a tax credit which can be used against the payment of the corporate tax due for the fiscal year in which the expenses were incurred and during the next three fiscal years, or, as applicable, can be reimbursed for the excess portion. The expenditures taken into account for the calculation of the research tax credit involve only research expenses.
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
The Company cannot determine with certainty the duration and total costs of its future clinical trials of its product candidates or if, when, or to what extent it will generate revenues from the commercialization and sale of any of its product candidates, or those of its collaborators, that might obtain regulatory approval. The Company may never succeed in achieving regulatory approval for any product candidates. The duration, costs and timing of clinical trials and development of its product candidates will depend on a variety of factors. For a discussion of the risks associated with completing the development projects on schedule, see “Item 3.D Risk Factors—Risks Related to the Development of the Product Candidates.”
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
Net financial income (loss)
The financial income (loss) primarily consists of realized and unrealized foreign exchange gains and losses primarily related to the purchase of services as well as deposit accounts denominated in U.S. dollars and gains and losses and interest received in relation to cash and cash equivalents that have been deposited in cash accounts, short-term fixed deposits and short-term highly liquid investments with original maturities of three months or less. Thus, the Company's financial assets generated €1.3 million of interest income in the financial year ended December 31, 2025. Innate expects to continue this investment philosophy in the future.
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
As of December 31, 2022, impairment of intangible assets consisted of the full depreciation of avdoralimab rights for an amount of €41.0 million, following the Board of Directors' decision on 11th December 2025 to stop avdoralimab development in bullous phemphigoid ("BP") indication in inflammation following a decision taken by a sponsor to stop the Phase 2 clinical trial in said indication during the fourth quarter of 2022.

A.    Operating Results
Comparisons for the years ended December 31, 2024 and 2025
The following table sets forth a summary of the Company's consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2024	2025
	(in thousands)
Revenue from collaboration and licensing agreements	€ 12,622	€ 2,787
Government financing for research expenditures	7,488	6,205
Other income	11	13
Revenue and other income	20,121	9,005

Research and development expenses	(51,980)	(43,620)
General and administrative expenses	(19,716)	(19,394)

Operating expenses	(71,696)	(63,013)

Operating income (loss)	(51,575)	(54,008)

Financial income	6,079	7,951
Financial expenses	(3,975)	(3,120)
Net financial income (loss)	2,104	4,831

Net income (loss) before tax	(49,471)	(49,177)

Income tax expense	—	—
Net income (loss) from continuing operations	(49,471)	(49,177)

Net income (loss)	€ (49,471)	€ (49,177)

Revenue and other income
Revenue and other income from continuing operations resulted from collaboration and licensing agreements and government financing for research expenditure. Revenue and other income from continuing operations decreased by €11.1 million, to €9.0 million for the year ended December 31, 2025, as compared to revenue and other income of €20.1 million for the year ended December 31, 2024.

	Year ended December 31,
	2024	2025
	(in thousands)
Revenue from collaboration and licensing agreements	€ 12,622	€ 2,787
Government financing for research expenditures	7,488	6,205
Other income	11	13
Revenue and other income	€ 20,121	€ 9,005

Revenue from collaboration and licensing agreements
Revenue from collaboration and licensing agreements from continuing operations decreased by €9.8 million, to €2.8 million for the year ended December 31, 2025, as compared to revenue from collaboration and licensing agreements of €12.6 million for the year ended December 31, 2024.
Revenue from collaboration and licensing agreements mainly resulted from the partial or entire recognition of the proceeds received pursuant to the agreements with AstraZeneca signed in April 2015 and October 2018, as well as the agreement signed with Sanofi in 2016 and 2022. Proceeds are recognized on the basis of the percentage of completion of the works performed by the Company under such agreements.
Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2024	2025
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	4,404	€ 220
of which Sanofi agreement 2016	4,000	—
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	401	400
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the progress of related research program	1,700	—

Proceeds from collaboration and licensing agreements	10,505	620

Invoicing of research and development costs (IPH5201)	2,060	1,666
Others	56	501
Revenue from collaboration and licensing agreements	€ 12,622	€ 2,787

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
Revenue related to monalizumab decreased by €4.2 million, to €0.2 million for the year ended December 31, 2025, as compared to €4.4 million for the year ended December 31, 2024. As of December 31, 2025, the revenue from this agreement has been fully recognized, and accordingly, no “Current contract liabilities” related to these studies remains.
Proceeds related to IPH5201.
Revenue related to IPH5201 for the year ended December 31, 2025 is $0.0 as well as year ended December 31, 2024. As a reminder, the revenue is related to the milestone payment received from AstraZeneca following the signature on June 1, 2022 of an amendment to the initial contract signed in October 2018. This amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study.
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
Revenue from invoicing of research and development costs for the year ended December 31, 2025 was €1.7 million compared to €2.1 million for the year ended December 31, 2024, or a decrease of € 0.4 million.
Proceeds related to Sanofi 2016 agreement.
Revenues under the collaboration and license agreement signed with Sanofi in 2016 was nil for the year ended December 31, 2025 as compared to €4.0 million for the year ended December 31, 2024.
On April 15, 2024, the Company announced the treatment of the first patient in the dose-expansion phase 2 of the study conducted by Sanofi evaluating the NK Cell Engager IPH6101/SAR443579 in various blood cancers. According to the terms of the 2016 agreement, this trial progression triggered a milestone payment of €4.0 million, fully recognized as revenue during the first quarter of 2024, and was received by the Company on May 17, 2024. On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®). Innate regained the rights to SAR’579/IPH6101 in July 2025. Data from the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial have been transferred to Innate. The Company has initiated a research collaboration to further assess next steps of development.
Proceeds related to Sanofi 2022 agreement
In December 2022, the Company entered into a research collaboration and license agreement with Genzyme Corporation, a wholly owned subsidiary of Sanofi (“Sanofi”), under which the Company granted Sanofi an exclusive license to Innate’s B7‑H3 ANKET® program and options for two additional targets.
In March 2023, Innate Pharma received an upfront payment of €25 million under its research, collaboration and license agreement with Sanofi. This amount consisted of €18.5 million relating to the exclusive license to the B7‑H3 technology, which was recognized in profit or loss in June 2023; €1.5 million relating to research activities to be performed over a three‑year period, recognized as revenue on a straight‑line basis through November 2026; and €5 million relating to the two additional license options, recognized as contract liabilities until their expiration or until the options are exercised.
In December 2023, Sanofi exercised one of its license options for an ANKET® program, resulting in the recognition of €2.5 million in revenue and the payment of a €15 million milestone, of which €13.3 million related to the license was recognized immediately in revenue and €1.7 million related to research activities. These research activities were discontinued following the termination of the agreement in October 2024, which led to the full recognition of the €1.7 million in revenue in 2024. As a result, Innate regained the rights to the IPH67 program, while Sanofi retains a right to compensation on any potential future revenues.
Government financing for research expenditures
Government funding for research expenditures decreased by €1.3 million, or 17%, to €6.2 million for the year ended December 31, 2025, as compared to €7.5 million for the year ended December 31, 2024.
The table below details government funding for research expenditures for the years ended December 31, 2024 and 2025.

	Year ended December 31,
	2024	2025

Research Tax Credit	€ 7,463	€ 6,186
Grant and other tax credit (1)	25	19
Government financing for research expenditures	€ 7,488	€ 6,205
(1)     The company can be eligible to local or European grants dedicated to R&D program and benefit from tax credit related to employee benefits.
The research tax credit is calculated as 30% of the amount of research and development expenses, net of grants received, eligible for the research tax credit for the fiscal year. For more information, see “Item 5.B—Liquidity and Capital Resources—Sources and uses of liquidity.”
Eligible research tax credit expenses decreased by 17% for the year ended December 31, 2025 compared to the year ended December 31, 2024. The decrease in eligible expenses in 2025 mainly results from (i) lower depreciation charges following the full amortization of intangible assets since fiscal year 2024 and the end of the depreciation period for certain laboratory equipment; (ii) a decline in eligible subcontracting expenses due to lower costs related to late‑stage clinical studies and the conduct of clinical trials outside the Eurozone; and (iii) a decrease in patent‑related expenses following their exclusion under the latest Finance Law applicable since February 2025.
Operating expenses
The table below presents our operating expenses from continuing operations for the years ended December 31, 2025 and 2024.

	Year ended December 31,
	2024	2025
	(in thousands)
Research and development expenses	(51,980)	(43,620)
General and administrative expenses	(19,716)	(19,394)
Total operating expenses after impairment	€ (71,696)	€ (63,013)
Research and development (“R&D”) expenses mainly consist of personnel costs allocated to research and development activities (including personnel involved in activities conducted under collaboration and license agreements), subcontracting costs, purchases of materials (reagents and other consumables), and pharmaceutical products.
R&D expenses from continuing operations amounted to €43.6 million and €52.0 million for the years ended December 31, 2025 and 2024, respectively. These expenses represented 73% and 69% of net operating expenses from continuing operations for the years ended December 31, 2024 and 2025, respectively. The decrease between 2024 and 2025 mainly reflects lower direct research and development costs related to clinical programs. Indirect research and development expenses decreased primarily due to lower personnel costs (excluding restructuring charges of €2.3 million), reduced scientific consulting fees, lower depreciation and amortization, and a decrease in intellectual property expenses, partially offset by restructuring charges associated with the implementation of the Workforce Restructuring Plan (Plan de Sauvegarde de l’Emploi).
General and administrative (“G&A”) expenses from continuing operations amounted to €19.4 million and €19.7 million for the years ended December 31, 2025 and 2024, respectively. These expenses represented 27% and 31% of net operating expenses from continuing operations for the years ended December 31, 2024 and 2025. G&A expenses mainly consist of personnel costs not allocated to research and development, as well as service costs related to corporate management. The decrease between 2024 and 2025 results from the combined effect of (i) lower non‑scientific consulting fees and (ii) reduced insurance expenses. Personnel expenses remained stable despite €0.6 million in restructuring charges resulting from the implementation of the Workforce Restructuring Plan.
Research and development expenses
Our research and development expenses are broken down as set forth in the table below for the years ended December 31, 2024 and 2025.

	Year ended December 31,
	2024	2025
	(in thousands)
Lacutamab	(8,976)	(8,456)
Monalizumab	(63)	(31)
Avdoralimab	(50)	(21)
IPH5201	(4,013)	(3,351)
IPH5301	(461)	(202)
IPH4502 (1)	(9,695)	(3,405)
IPH6501	(2,307)	(2,741)
Other clinical programs		(24)
Sub-total programs in clinical development	(25,565)	(18,231)
Sub-total programs in preclinical development	(2,733)	(2,574)
Total direct research and development expenses (2)	(28,298)	(20,805)
Personnel expenses (including share-based payments)	(17,536)	(16,518)
Restructuring costs	—	(2,306)
Depreciation and amortization	(1,075)	(477)
Other expenses	(5,070)	(3,514)
Personnel and other expenses	(23,681)	(22,814)
Total research and development expenses	€ (51,979)	€ (43,620)
1. 2024 expenses from program IPH4502 were reported in 2024 20-F in sub-total programs in preclinical development. Following first patient dosed in January 2025, this program is now in clinical stage therefore we have reclassed 2024 expenses in the sub-total programs in clinical development
2.Total direct research and development expenses are composed of subcontracting costs and cost of supplies and consumables materials.

Research and development expenses from continuing operations decreased by €8.4 million, or 16.1%, to €43.6 million for the year ended December 31, 2025, as compared to research and development expenses of €52.0 million for the year ended December 31, 2024. This decrease over the period is mainly due to (i) a decrease in direct research and development expenses of €7.5 million over the period due mainly to the decrease in expenses related to more mature clinical development programs. Research and development expenses represented a total of 69.2% and 72.5% of operating expenses before impairment for years ended December 31, 2025 and December 31, 2024, respectively.
Direct research and development expenses decreased by €7.5 million, or 26.5%, to €20.8 million for the year ended December 31, 2025, as compared to direct research and development expenses of €28.3 million for the year ended December 31, 2024.
This decrease is mainly due to a €7.3 million decrease in expenses related to the Company's clinical programs. This decrease in clinical programs expenses mainly results from (i) a €6.3 million decrease in expenses related to the IPH4502 program, following the reduction in CMC and toxicology activities, partially offset by higher costs associated with the progressive start‑up of clinical activities; as a reminder, this program entered clinical development after the first patient was dosed in January 2025; (ii) a €0.7 million decrease in expenses related to the IPH5201 (anti‑CD39) program; (iii) a € 0.5 million decrease in expenses related to the Lacutamab program, whose phase 2 clinical study is in the process of being closed. The €0.4 million increase in expenses related to the IPH6501 program reflects the advancement of clinical activities; as a reminder, this program entered clinical development after the first patient was dosed in June 2024.
As of December 31, 2025, the collaboration liabilities relating to monalizumab and the agreements signed with AstraZeneca in April 2015, October 2018 and September 2020 amounted to €38.2 million, as compared to collaborations liabilities of €48.6 million as of December 31, 2024. This decrease of €10.3 million mainly results from (i) net repayment of €4.8 million during year 2025 to AstraZeneca linked to the monalizumab cofinancing program, including phase 3 trial INTERLINK-1 launched in October 2020 and PACIFIC-9 launched in April 2022, and (ii) the decrease of the collaboration commitment ("collaboration liabilities" in the consolidated statements of financial position) for an amount of €5.7 million linked to the Euro-dollar parity exchange rate variation.
Personnel and other expenses allocated to research and development decreased by €0.9 million, or 3.7%, to €22.8 million for the year ended December 31, 2025, as compared to an amount of €23.7 million for the year ended December 31, 2024.
On December 11, 2025, the Board of Directors decided to no longer maintain the intellectual property rights related to the Company's intangible assets. As of December 31, 2025, the intangible assets of the Company have been written off.
We note a decrease in (i) other expenses of €1.6 million (primarily €1.3 million in scientific consulting fees and €0.3 million in intellectual property expenses), and (ii) amortization and depreciation expense of €0.6 million. As a reminder, this line item mainly consists of the amortization of the monalizumab intangible asset (acquired from Novo Nordisk), the IPH5201 asset (anti‑CD39 acquired from Orega Biotech), as well as the amortization of the rights related to monalizumab (see Note 6) for the years ended December 31, 2025 and 2024. Finally, (iii) the €1.0 million decrease in personnel expenses (including a €0.7 million decrease in share‑based payments and a €0.3 million decrease in salaries and wages) is offset by (iv) €2.3 million in restructuring charges related to the implementation of the Workforce Restructuring Plan (Plan de Sauvegarde de l’Emploi).
As of December 31, 2025, the Company had 125 employees, including Executive Leadership Team members, in research and development functions, compared to 139 as of December 31, 2024.
General and administrative expenses
General and administrative expenses from continuing operations decreased by €0.3 million, or 1.6%, to €19.4 million for the year ended December 31, 2025, as compared to €19.7 million for the year ended December 31, 2024. General and administrative expenses represented a total of 30.8% and 27.5% of our total operating expenses before impairment for the years ended December 31, 2025 and 2024, respectively.
The table below presents our general and administrative expenses by nature for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025
	(in thousands)
Personnel expenses (including share based payments)	€ (8,556)	€ (7,956)
Non scientific advisory and consulting	(3,377)	(3,043)
Restructuring costs	—	(583)
Other expenses	(7,783)	(7,811)
Total general and administrative	€ (19,716)	€ (19,394)

Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.6 million, or 7.0%, to €8.0 million for the year ended December 31, 2025, as compared to personnel expenses of €8.6 million for the year ended December 31, 2024. This decrease mainly results from €0.7 million decrease in share-based payment expenses compensated by a increase in salaries and wages of €0.1 million. As of December 31, 2025, we had 38 employees, including Leadership Team members, in general and administrative functions compared to 42 as of December 31, 2024.
Non-scientific advisory and consulting expenses mostly consist of auditing, accounting, legal and hiring services. These expenses decreased by €0.3 million, or 9.9%, to €3.0 million for the year ended December 31, 2025, as compared to an amount of €3.4 million for the year ended December 31, 2024. This decrease results from lower recruitment activity and reduced maintenance costs for the “At‑The‑Market” fundraising facility.
Other general and administrative expenses relate to intellectual property, depreciation and amortization and other general, administrative expenses. These expenses are stable at €7.8 million for the year ended December 31, 2025, as compared to an amount of €7.8 million for the year ended December 31, 2024.
Financial income (loss), net
The net financial result increased by €2.7 million, to a €4.8 million gain for the year ended December 31, 2025, as compared to a €2.1 million gain for the year ended December 31, 2024. This change mainly results from the net foreign exchange gain of €3.2 million (net foreign exchange loss of €1.8 million in 2024), offset by a decrease of interest income on financial investments (net gain of €1.3 million in 2025 compared to €2.4 millions in 2024) and the change in the fair value of certain financial instruments (net gain of €0.7 million in 2025 as compared to a net gain of €2.0 million in 2024).
The table below presents the components of our net financial result for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025
	(in thousands)
Interests and gains on financial assets	€ 2,437	€ 1,318
Unrealized gains on financials assets	1,983	749
Foreign exchange gains	1,658	5,883
Financial income	6,079	7,951

Foreign exchange losses	(3,409)	(2,680)
Interest on financial liabilities	(566)	(440)
Financial expenses	(3,975)	(3,120)

Net financial income (loss)	€ 2,104	€ 4,831

For the years ended December 31, 2024 and 2025, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollar-denominated cash and cash equivalents, short-term investments, financial assets and collaboration debt based on U.S. dollar. For instruments for which the valuation may be subject to certain events, the Company has ensured that no such events have occurred as of December 31, 2025.

Comparisons for the years ended December 31, 2023 and 2024
The following table sets forth a summary of our consolidated statements of income (loss) for the periods presented.

	Year ended December 31,
	2023	2024
	(in thousands)
Revenue from collaboration and licensing agreements	€ 51,901	€ 12,622
Government financing for research expenditures	9,729	7,488
Sales	11	11
Revenue and other income	61,641	20,121

Research and development expenses	(56,022)	(51,980)
General and administrative expenses	(18,288)	(19,716)
Impairment of intangible assets	(41,000)	—
Operating expenses	(115,099)	(71,696)

Operating income (loss)	(12,669)	(51,575)

Financial income	6,934	6,079
Financial expenses	(1,835)	(3,975)
Net financial income (loss)	5,099	2,104

Net income (loss) before tax	(7,570)	(49,471)

Income tax expense	—	—
Net income (loss) from continuing operations	(7,570)	(49,471)

Net income (loss) from discontinued operations	—	—

Net income (loss)	€ (7,570)	€ (49,471)
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

	Year ended December 31,
	2023	2024
	(in thousands)
Revenue from collaboration and licensing agreements	51,901	12,622
Government financing for research expenditures	9,729	7,488
Other income	11	11
Revenue and other income	€ 61,641	€ 20,121

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
Revenue from collaboration and licensing agreements is set forth in the table below.

	Year ended December 31,
	2023	2024
	(in thousands)
Proceeds from collaboration and licensing agreements
of which monalizumab agreement - AstraZeneca	9,499	4,404
of which IPH5201 agreement - AstraZeneca	—	—
of which preclinical molecules agreement - AstraZeneca	—	—
of which Sanofi agreement 2016	2,000	4,000
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	18,873	401
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the progress of related research program	15,800	1,700
of which Takeda agreement 2023	4,553	—
of which other agreements	—	—
Proceeds from collaboration and licensing agreements	50,725	10,505

Invoicing of research and development costs (IPH5201)	1,165	2,060
Exchange gains (loss) on collaboration agreements	—	—
Others	11	56
Revenue from collaboration and licensing agreements	€ 51,901	€ 12,622

Proceeds related to monalizumab.
Revenues related to monalizumab result from the partial recognition of the $250.0 million non-refundable upfront payment and the $100.0 million milestone resulting from the exercise of the option received in June 2015 and October 2018 from AstraZeneca. The additional payment of $50.0 million (€47.7 million) received from AstraZeneca in December 2020 triggered by the dosing of the first patient in the Phase 3 trial evaluating monalizumab was treated in full as a collaboration commitment ("collaboration liability" in the consolidated balance sheet) in view to the commitment linked to the agreement for the Phase 1/2 (co-financing) and Phase 3 studies (amendment signed in September 2020). For more information, see Note 1.1 to the consolidated financial statements included as part of this Annual Report. Consequently, this additional payment has no impact on the transaction price.
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

Revenue from invoicing of research and development costs for the year ended December 31, 2024 was €2.1 million compared to €1.2 million for the year ended December 31, 2023, or an increase of € 0.9 million.
Proceeds related to Sanofi 2016 agreement.
Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €4.0 million for the year ended December 31, 2024 as compared to €2.0 million for the year ended December 31, 2023. On April 15, 2024, the Company announced the treatment of the first patient in the dose-expansion phase 2 of the study conducted by Sanofi evaluating the NK Cell Engager IPH6101/SAR443579 in various blood cancers. According to the terms of the 2016 agreement, this trial progression triggered a milestone payment of €4.0 million, fully recognized as revenue during the first quarter of 2024, and was received by the Company on May 17, 2024. On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®).
Proceeds related to Sanofi 2022 agreement
On December 19, 2022, the Company announced that it had entered into a research collaboration and license agreement with Genzyme Corporation, a wholly-owned subsidiary of Sanofi pursuant to which the Company granted Sanofi an exclusive license on the Innate Pharma's B7-H3 ANKET® program and options on two additional targets. On January 25, 2023, the Company announced the expiration of the waiting period under the Hart-Scott-Rodino (HSR) Antitrust Improvements Act of 1976 and the effectiveness of the licensing agreement as of January 24, 2023. Consequently, the Company received an upfront payment of €25.0 million in March 2023, including €18.5 million relating to the exclusive license, €1.5 million relating to the research work and €5.0 million relating to the two additional targets options.
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
The table below details government funding for research expenditures for the years ended December 31, 2023 and 2024.

	Year ended December 31,
	2023	2024
	(in thousands)
Research Tax Credit	9,729	7,463
Grant and other tax credit (1)	—	25
Government financing for research expenditures	€9,729	€7,488
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

	Year ended December 31,
	2023	2024
	(in thousands)
Lacutamab	(12,248)	(8,976)
Monalizumab	(791)	(63)
Avdoralimab	(175)	(50)
IPH5201	(2,313)	(4,013)
IPH5301	(296)	(461)
Sub-total programs in clinical development	(20,037)	(13,563)
Sub-total programs in preclinical development	(10,142)	(14,356)
Total direct research and development expenses	(30,179)	(28,298)
Personnel expenses (including share-based payments)	(17,121)	(17,536)
Depreciation and amortization	(3,891)	(1,075)
Other expenses	(4,831)	(5,070)
Personnel and other expenses	(25,843)	(23,681)
Total research and development expenses	€(56,022)	€(51,979)

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

Personnel and other expenses allocated to research and development decreased by €2.2 million, or 8.4%, to €23.7 million for the year ended December 31, 2024, as compared to an amount of €25.8 million for the year ended December 31, 2023. This decrease is due to (i) decrease of €2.8 million in depreciation and amortization, mainly composed of the amortization of the monalizumab and IPH5201 intangible assets. (ii) €0.4 million increase in staff costs allocated to research and development, of which €0.2 million in personnel expenses and €0.2 million in share-based payment expenses.
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
The table below presents our general and administrative expenses by nature for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	(in thousands)
Personnel expenses (including share based payments)	(8,842)	(8,556)
Non scientific advisory and consulting	(2,906)	(3,377)
Other expenses (1)	(6,540)	(7,783)
Total general and administrative	€ (18,288)	€ (19,716)

(1)Other expenses are related to intellectual property, maintenance costs for laboratory equipment and our headquarters, depreciation and amortization and other general and administrative expenses.

Personnel expenses, which includes the compensation paid to our employees and consultants, decreased by €0.3 million, or 3.2%, to €8.6 million for the year ended December 31, 2024, as compared to personnel expenses of €8.8 million for the year ended December 31, 2023. This decrease mainly results from €0.5 million decrease in share-based payment expenses compensated by an increase in wages of €0.2 million. As of December 31, 2024, we had 42 employees, including Leadership Team members, in general and administrative functions, as compared to 39 as of December 31, 2023.
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
The table below presents the components of our net financial result for the years ended December 31, 2023 and 2024:

	Year ended December 31,
	2023	2024
	(in thousands)
Interests and gains on financial assets	€ 3,177	€ 2,437
Unrealized gains on financials assets	1,648	1,983
Foreign exchange gains	2,109	1,658
Financial income	6,934	6,079

Foreign exchange losses	(1,195)	(3,409)
Unrealized losses on financial assets	—
Interest on financial liabilities	(640)	(566)
Financial expenses	(1,835)	(3,975)

Net financial income (loss)	€ 5,099	€ 2,104
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
Milestone payments represent amounts received from Innate's collaborators, the receipt of which is dependent upon the achievement of certain scientific, regulatory, or commercial milestones. The Company recognizes milestone payments when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to a refund of the payment. The triggering event may be scientific results achieved by the Company or another party to the arrangement, regulatory approvals, or the marketing of products developed under the arrangement. As of December 31, 2025, given the program’s progress and its completion, revenue related to the monalizumab agreement was fully recognized in the income statement.
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
Sources and uses of liquidity
As of December 31, 2025, the Company has primarily financed its operations through its receipt of $656.1 million (€579.1 million) in payments from its collaborators, including AstraZeneca and Sanofi, since 2011, excluding payments received for purchases of Innate's equity securities by its collaborators.
Innate has also financed its operations since its inception through several rounds of public and private financings. Since its inception, Innate has raised a total of €324.3 million through the sale of equity securities, including €33.7 million in the initial public offering of Innate's ordinary shares on Euronext Paris in 2006 and €66.0 million in the initial public offering of the Company's initial public offering of its ordinary shares on Nasdaq in 2019 and €5.0 million from Novo Nordisk related to NKG2A agreement.
In addition, Innate has received an aggregate of €115.9 million in French research tax credit ("CIR") through December 31, 2025. As a French biopharmaceutical company, Innate Pharma has benefited from certain tax advantages, including, for example, the CIR. The research tax credit can be offset against French corporate income tax due and the portion in excess, if any, may be refunded. The research tax credit is calculated based on Innate's claimed amount of eligible research and development expenditures in France. The research tax credit decreased by €1.3 million, or 17%, to €6.2 million for the year ended December 31, 2025, as compared to a research tax credit of €7.5 million for the year ended December 31, 2024.
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
Pursuant to an agreement with Natixis dated December 10, 2024 regarding financing of the CIR and pursuant to a French-law assignment of the CIR receivable to Natixis, Natixis paid to the Company €8.6 million in December 2024 relating to the CIR credit for financial year ending December 31, 2023, corresponding to 95% of the CIR refund from the financial year 2023 in December 2024. Natixis will pay to the Company the remaining five percent of the CIR refund regarding the 2023 financial year at the end of a three-year period, i.e., in 2027, subject to the CIR refund amount for the financial year ending December 31, 2023 being modified or reclaimed by the French Tax authority. The Company recognized this amount as "Other non-current assets". In the same way, the Company contracted a pre-payment with Natixis on December 12, 2025 for the CIR credit related to year 2024 and received €6.5 million in December 2025 that represented 95% of the total amount. The remaining 5% will be refunded by Natixis at the end of the a three-year period I.E., in 2028.
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
On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. This loan, amounting to a maximum of €15.2 million, can be drawn down during the period of the construction in order to pay supplier payments as they become due, but in any event no later than August 30, 2019. Given the development of its portfolio, and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). Repayment of any amounts drawn down are payable over a 12-year term beginning on August 30, 2019 and ending on August 30, 2031. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4.2 million in July 2024, €5.0 million in August 2027 and €6.0 million in August 2031. The Company had drawn down €15.2 million under the loan as of December 31, 2019. The loan bears a fixed interest rate of 2.01%. Under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. As of December 31, 2025, the remaining capital of this loan amounted to €7.6 million as compared to €8.9 million as of December 31, 2024. As expected, the financial investment amounting to €4.2 million was released on July 2024.
On January 5, 2022, the Company announced that it had obtained non-dilutive financing of €28.7 million in the form of two State-Guaranteed Loans (Prêts Garantis “PGE”) from Société Générale (€20.0 million) and BNP Paribas (€8.7 million). The funds related to these two PGEs were collected by the Company on December 27 and 30, 2021, respectively. These two loans have an initial maturity of one year, with an option to extend up to five years from August 2022. They are 90% guaranteed by the French State as part of a system put in place to support companies in the face of the COVID-19 health crisis. In August 2022, the Company requested the extension of these two loans repayment for an additional period of five years starting in 2022 and including a one-year grace period (2023). Consequently, the Company has obtained agreements from Société Générale and BNP Paribas. The effective interest rates applied to these contracts during the additional period are 1.56% and 0.95% for Société Générale and BNP Paribas loans, respectively, excluding insurance and guarantee fees, with an amortization exemption for the entire year 2023. During this grace period, the Company was only liable for the payment of interest and the guarantee fees, with amortization of the two loans starting in 2024 over a period of four years. The state guarantee fees amount to €877 thousand and €379 thousand for Société Générale and BNP Paribas loans respectively. As of December 31, 2025, the remaining capital of these loans amounted to €14.5 million.
On April 24, 2025, the Company announced that, given the satisfactory market conditions, Sanofi subscribed to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium). The newly issued shares were admitted to trading on the regulated market of Euronext in Paris on the same day. See Note 11 to the consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report.
Lastly, during the years ended December 31, 2016 and 2017, Innate also used lease-financing and bank loans to finance the acquisition of laboratory equipment and to set up new laboratories. The loan is matured and there is no remaining debt at December 31, 2025.
The following table summarizes the Company's contractual obligations (principal amount only) as of December 31, 2025:

	Current	Non-current
(in thousands of euro)	2026	2027	2028	2029	2030	>2030	Total
State guaranteed loan Société Générale	5,038	5,117	—	—	—	—	10,155
State guaranteed loan BNP Paribas	2,185	2,206	—	—	—	—	4,391
State guaranteed loans - accrued interest	8	—	—	—	—	—	8
Lease liabilities – Building "Le Virage"	138	—	—	—	—	—	138
Lease liabilities – Premises Innate Inc	55	—	—	—	—	—	55
Lease liabilities – Vehicles	23	15	2	—	—	—	40
Lease liabilities - IT security	71	73	6	—	—	—	150
Loan – Building	1,285	1,311	1,225	1,363	1,507	943	7,634
Total	8,802	8,722	1,233	1,363	1,507	943	22,571

The table below summarizes Innate's contractual obligations (principal amount and interest) as of December 31, 2025:

(in thousands of euro)	2026	2027	2028	2029	2030	>2030	Total
State guaranteed loan Société Générale	5,167	5,167	—	—	—	—	10,335
State guaranteed loan BNP Paribas	2,221	2,220	—	—	—	—	4,440
State guaranteed loans - accrued interest	8		—		—		8
Lease liabilities – Building "Le Virage"	138	—	—	—	—	—	138
Lease liabilities – Premises Innate Inc	55	—	—	—	—	—	55
Lease liabilities – Vehicles	24	16	4	—	—	—	44
Lease liabilities - IT security	75	75	6	—	—	—	156
Loan – Building	1,427	1,427	1,308	1,427	1,545	951	8,083
Total	9,115	8,904	1,318	1,427	1,545	951	23,260

Liquidity position
Cash, cash equivalents and short-term investments decreased by €46.5 million, or 58%, to €34.3 million as of December 31, 2025, as compared to cash, cash equivalents and short-term investments of €80.8 million as of December 31, 2024. Net cash as of December 31, 2025 amounted to €25.5 million (€72.1 million as of December 31, 2024). Net cash is equal to cash, cash equivalents and short-term investments less current financial liabilities. Net cash is a non-IFRS financial indicator that is reviewed by the Company’s management and that the Company believes provides useful information to investors with respect to measuring cash resources that are available for strategic investment. Net cash is not defined by IFRS and is not a substitute for “cash and cash equivalents” as reported under IFRS. The term net cash may be interpreted differently by other companies and under different circumstances. Cash and cash equivalents are mainly composed of current bank accounts, interest-bearing accounts, fixed-term accounts and money market funds as per AMF definition. Short-term investments primarily consist of shares of mutual funds and all investments with a maturity less than one year. Their purpose is to finance Innate's activities, including Innate's research and development costs.
As a reminder, Innate has received a total of €324.3 million in cash from capital increases, before deducting the costs associated with capital increases, and after excluding proceeds from share compensation instruments, between 1999 and December 31, 2019. The table below summarizes the main capital increases between 1999 and December 31, 2025:

Date	Gross Proceeds
April 2000	€ 1.2 million
March 2001	3.3 million
July 2002	20.0 million
March 2004	5.0 million
July 2004	10.0 million
March 2006	10.0 million
November 2006	33.7 million
December 2009	24.3 million
November 2013	20.3 million
June 2014	50.0 million
October 2018	62.6 million
October 2019	66.0 million
December 2024	2.9 million
April 2025	15.0 million
Total	€ 324.3 million

Cash flows
Comparisons for the year ended December 31, 2024 and 2025
The following table sets forth cash flow data for the years ended December 31, 2024 and 2025:

	Year ended December 31,
	2024	2025
	(in thousands)
Cash flows from / (used in) operating activities	€ (6,896)	€ (52,755)
Cash flows from / (used in) investing activities	9,200	7,289
Cash flows from / (used in) financing activities	(6,008)	6,070
Effect of the exchange rate changes	(505)	1,092
Net increase / (decrease) in cash and cash equivalents	€ (4,209)	€ (38,304)

Cash flows from / (used in) operating activities
The Company's net cash flow used in operating activities increased by €45.9 million to €52.8 million for the year ended December 31, 2025 as compared to net cash flows used in operating activities of €6.9 million for the year ended December 31, 2024.
In 2025, the net cash flow used in operating activities included the receipt of €6.5 million pursuant to a financing agreement with Natixis including the assignment of the Company's receivables with respect to future CIR payments (corresponding to the CIR for the financial year ending December 31, 2024 that will be paid in 2028.

As a reminder, in 2024, the net cash flow used in operating activities included (i) the receipt of €29.5 million related to 2019 and 2020 tax credit refunds, (ii) the receipt of €8.6 million pursuant to a financing agreement with Natixis including the assignment of the Company's receivables with respect to future CIR payments (corresponding to the CIR for the financial year ending December 31, 2023 that will be paid in 2027), (iii) the receipt of €15.0 millions in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (iv) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancer.
Excluding these specific effects, net cash flows used by operating activities for the year ended December 31, 2025 decreased by €4.7 million. This decrease is mainly explained by (i) the decrease in the operating expenses.
Cash flows from / (used in) investing activities
The Company's net cash flows from investing activities for the year ended December 31, 2025 amounted to €7.3 million and mainly included various non current financial assets sales for a total of €7.0 million to contribute to the Company's requirements for cash expenditures.
As a reminder, the Company's net cash flows from investing activities for the year ended December 31, 2024 amounted to €9.2million and included a €4.2 million of current financial instrument with a July 2024 fixed term and various non current financial assets sales for a total of €5.0 million to contribute to the Company's requirements for cash expenditures. This cash flow as in were partially offset by acquisitions of property, plant and equipment and intangible assets for a net amount €0.4 million.
Cash flows from / (used in) financing activities
The Company's net cash flows used in financing activities for the year ended December 31, 2025 decreased by €12.1 million to a net cash flows collected of €6.1 million for the year ended December 31, 2025 as compared to net cash flows from financing activities of €6.0 million for the year ended December 31, 2024.
Loan repayments remained stable to €8.9 million for the year ended December 31, 2025 as well as €8.9 million for the year ended December 31, 2024.
Receipts from capital transactions amount to €14.9 million in 2025, compared with €2.9 million in 2024. The change is mainly explained by the amount received from Sanofi for €15.0 million, compared with a new partner in 2024.

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

This variation is mainly due to (i) the receipt of €29.5 million related to 2019 and 2020 tax credit refunds, (ii) the receipt of €8.6 million pursuant to a financing agreement with Natixis including the assignment of the Company's receivables with respect to future CIR payments (corresponding to the CIR for the financial year ending December 31, 2023 that will be paid in 2027), (iii) the receipt of €15.0 millions in January 2024 following Sanofi's decision to exercise one of its two license option for an NK Cell Engager program in solid tumors, derived from the Company's ANKET® (Antibody-based NK Cell Engager Therapeutics) platform, pursuant to the terms of the research collaboration and license agreement signed in December 2022, (iv) the collection in May 2024 of €4.8 million (including value-added tax) the treatment of the first patient in the Phase 2 dose expansion part of the Sanofi-sponsored clinical trial evaluating NK Cell Engager SAR443579/ IPH6101 in various blood cancer.
As a reminder, in 2023, the net cash flow used in operating activities included (i) the receipt of €25.0 million from Sanofi in March 2023 following the entry into force of the research collaboration and licensing agreement signed in December 2022 under which the Company granted Genzyme Corporation, a wholly-owned subsidiary of Sanofi an exclusive license to Innate Pharma's B7H3 ANKET® program and options on two additional targets, (ii) the receipt in May 2023 of a payment of €4.6 million ($5.0 million) received from Takeda following the conclusion of an exclusive licensing agreement under which Innate granted Takeda exclusive worldwide rights for the research and development of ADCs, (iii) the receipt in July 2023 of €2.0 million following the treatment of the first patient in the Phase 1/2 clinical trial sponsored by Sanofi evaluating IPH6401/SAR'514 in patients with relapsed or refractory multiple myeloma. Lastly, during 2023, the Company benefited from the early repayment of the CIR claim relating to the 2022 financial year, amounting to €9.2 million, paid to the Company by the French Treasury in July 2023.

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
Loan repayments amounted to €8.9 million for the year ended December 31, 2024 as compared to €2.4 million for the year ended December 31, 2023. The start of PGE loans repayment in 2024 resulted in an increase in repayment amounting to €7.0 million.
Receipts from capital transactions amounted to €2.9 million in 2024, compared with €0.4 million in 2023. The change is mainly explained by the amount received from a new equity partner for €2.9 million.
Funding requirements
Innate Pharma believes that its existing cash, cash equivalents, short-term investments and non-current financial assets, will enable it to fund its operations for until the end of third quarter of 2026. As such, cash and cash equivalents are not sufficient to fund operations for the next 12 months from the date of issuance of the financial statements. Innate will need to raise substantial additional financing in order to meet its cash flow needs subsequent to this period, and until it achieves profitability. Innate may not be able to raise additional financing on acceptable terms or at all and this condition may in the future raise uncertainty regarding our ability to continue as a going concern. The Company has undertaken several concurrent initiatives to secure the financing of its operations. Innate has based this estimate on assumptions that may prove to be wrong, and the Company could use its capital resources sooner than it currently expects.
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
For more information as to the risks associated with Innate's future funding needs, see Note 2 to our consolidated financial statements for more information and “Item 3.D Risk Factors—The Company may need to raise additional funding to complete the development and any commercialization of its product candidates, which may not be available on acceptable terms, or at all, and failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations.”
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
The Company's capital expenditures in the years ended December 31, 2023, 2024 and 2025 primarily related to laboratory equipment. Clinical research and development costs are not capitalized until marketing authorizations are obtained.
Innate's corporate office in Luminy, Marseille, France is leased under a finance lease agreement signed in 2008 with Sogebail, a subsidiary of Société Générale, for an aggregate amount of €6.6 million. The lease-financing agreement has a 12-year term. Innate exercised a purchase option for all of the buildings and land for the lump sum of €1 at the end of the term of the contract on June 9, 2020. Since then, the Company owns its corporate office in Luminy, Marseille.

Since July 2017, Innate also rents office space in Marseille, France under a commercial lease.
On January 10, 2020, the Company signed an amendment to the lease for the “Le Virage” building in order to expand its premises. This amendment also extended the duration of the contractual commitment until 2025.
On March 13, 2023, the Company signed an amendment to the lease for "Le Virage" building in order to reduce the rental area of its premises located in the "Le Virage" building. This amendment has the effect of reducing the amount of the commitment relating to rent by €685 thousand. The Company remains committed under this contract until June 30, 2026.
C.    Research and Development
For a discussion of our research and development activities, see “Item 4.B—Business Overview” and “Item 5.A—Operating Results.”
D.    Trend Information
For a discussion of trends, see “Item 4.B—Business Overview,” “Item 5.A—Operating Results” and “Item 5.B—Liquidity and Capital Resources.” Other than as disclosed in these sections, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material effect on our operating revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E.    Critical Accounting Estimates.
The Company applies IFRS as issued by the IASB in its primary financial statements (see Note 2 to the Company’s consolidated financial statements included under "Item 18. Financial Statements" of this Annual Report).

Item 6. Directors, Senior Management and Employees.
A. Directors and Senior Management.
Directors and Officers
Following the approval of its shareholders at the Annual General Meeting held on May 22, 2025, the Company transitioned from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors structure. This transformation is part of the Company’s strategic plan to simplify and align its governance with international standards.
The newly appointed Board of Directors comprises:
•Mrs. Irina Staatz-Granzer;
•Mr. Jonathan Dickinson;
•Mrs. Véronique Chabernaud;
•Mrs. Pascale Boissel;
•Mrs. Sally Bennett;
•Mr. Christian Itin;
•Mr. Marty J. Duvall; and
•Bpifrance Participations, represented by Mr. Olivier Martinez.

The Board of Directors then decided, on May 22, 2025, following the Annual General Meeting, to separate the functions of Chairman of the Board and Chief Executive Officer and appointed Mrs. Irina Staatz-Granzer as Chairwoman of the Board and Mr. Jonathan Dickinson as Chief Executive Officer. As part of the change, two seasoned biotech executives, Marty J. Duvall and Christian Itin, joined the Board of Directors. In addition, a new Research and Development Committee ("R&D Committee") has been established as a committee of the Board of Directors, the role of which is to analyze research and development opportunities for the Company's products. Its members are Bpifrance Participations, represented by Olivier Martinez, also appointed Chairman of the R&D Committee, Véronique Chabernaud and Christian Itin.
The Company also has an Executive Leadership Team composed of members with significant experience in strategy, financial management, medical research, research and development project management, the negotiation of industrial and commercial agreements in the field of innovative companies, including biotechnology companies, compliance and regulations and in business development.
The following table sets forth information concerning the members of the Board of Directors and the Leadership Team (formerly named “Executive Committee”) as of April 1, 2026.

Name	Age	Position
Board of Directors Members

Irina Staatz-Granzer, Ph.D.	65	Chairwoman of the Board of Directors

Pascale Boissel	59	Vice Chairwoman of the Board of Directors

Jonathan Dickinson, MBA, BSc	58	Chief Executive Officer, member of the Leadership Team, member of the Board of Directors

Christian Itin	62	Member of the Board of Directors

Marty J. Duvall	64	Member of the Board of Directors

Véronique Chabernaud, M.D.	64	Member of the Board of Directors

Olivier Martinez	55	Member of the Board of Directors

Sally Bennett	54	Member of the Board of Directors

Members of the Leadership Team

Jonathan Dickinson, MBA, BSc	58	Chief Executive Officer, member of the Leadership Team, member of the Board of Directors

Yannis Morel, Ph.D.	52	Executive Vice President, Chief Operating Officer and member of the Leadership Team

Sonia Quaratino, M.D., Ph.D.	63	Executive Vice President, Chief Medical Officer and member of the Leadership Team

Odile Belzunce	45	Member of the Leadership Team, VP Compliance, IT and Portfolio Management

Frédéric Lombard, MBA	51	Member of the Leadership Team, Chief Financial Officer

Claire de Saint Blanquat	52	Member of the Leadership Team, VP Legal and Corporate Affairs

Stéphanie Cornen	39	Member of the Leadership Team, VP Investor Relations, Communication & Commercial Strategy

Board of Directors
Irina Staatz-Granzer, Ph.D., is Chairwoman of the Board of Directors. She previously served as Chairwoman of the Supervisory Board from January 1, 2024 to May 22, 2025 and was a member of the Supervisory Board from June 23, 2009 to May 22, 2025. Irina Staatz-Granzer has held business development positions at Hermal (subsidiary of Merck KGaA), Boots Healthcare International, Knoll (BASF Pharma, later Abbott) and as Chief Executive Officer of Scil Technology Gmbh, Chief Executive Officer of U3 Pharma AG and Chief Executive Officer of Blink Biomedical SAS. Irina Staatz-Granzer also serves as Chairman of PLCD (German Pharma Licensing Club). She founded and is currently Chief Executive Officer of Staatz Business Development & Strategy. She is also member of the Supervisory Board of Aelis Farma SAS. Irina Staatz-Granzer received a degree in pharmacy from Philipps-Universität Marburg (Germany) and a Ph.D. from the University of Tübingen (Germany).
Pascale Boissel is Vice Chairwoman of the Board of Directors. She previously served as a member of the Supervisory Board from May 19, 2020 to May 22, 2025 and as Vice Chairwoman of the Supervisory Board from January 1, 2024 to May 22, 2025. She is, with more than 30 years of financial experience, an expert in finance, audit, transactions, internal control, growth management and restructuring operations. Her experience has been represented in a variety of industries, including: food and beverage (Danone), building materials (Lafarge Holcim), education and, for more than 10 years now, healthcare and biotechnology. Before, she was Chief Financial Officer of ENYO Pharma. Pascale Boissel was the Deputy-Chief Executive Officer and Administrative and Financial Director of the BIOASTER Institute (IRT) in the field of infectious diseases and microbiology. In 2009, Pascale Boissel joined Ipsogen a listed company developing and marketing molecular diagnostic products as Chief Financial Officer. Pascale Boissel began her career in audit and corporate finance at PricewaterhouseCoopers Paris.
Jonathan Dickinson, MBA, BSc, is Chief Executive Officer and previously served as Chairman of the Executive Board from November 1, 2024 to May 22, 2025. Prior to joining Innate Pharma, Jonathan Dickinson most recently served as Executive Vice President and General Manager, Europe at Incyte, a role he held since 2016. He gained significant leadership experience through several senior positions at ARIAD Pharmaceuticals, a US oncology focused biotechnology company and Bristol-Myers Squibb. This followed a distinguished 13-year tenure at Hoffmann-La Roche, where he was instrumental in driving the success of several of the company’s flagship oncology therapies. Jonathan Dickinson began his career at Novartis, holding roles of increasing responsibility within the oncology and endocrinology divisions. He holds a Bachelor of Science degree in Genetics and a Master of Business Administration from the University of Nottingham.
Christian Itin is a member of the Board of Directors since May 22, 2025 and is a seasoned biotechnology company leader with more than 25 years of industry experience. He currently serves as CEO of Autolus Therapeutics. Previously, Christian was President and Chief Executive Officer of Micromet Inc. From 2016 to 2019 Christian was on the board of Kuros Biosciences, serving as chairman from 2016 to 2018. Prior to Kuros he served as executive chairman of Cytos Biotechnology Ltd from 2012 to 2016. Christian also served as non-executive director on the board of Kymab, Ltd, from 2012 until its acquisition by Sanofi in 2021. He has a diploma in biology and holds a PhD in cell biology summa cum laude from the University of Basel, Switzerland and performed post-doctoral research at the Biocenter of Basel University and at Stanford University School of Medicine, CA, USA.
Marty J. Duvall is a member of the Board of Directors since May 22, 2025, and is an accomplished and passionate biotech executive based in the U.S., with over 35 years of experience building companies in the pharma and biotechnology industry, focused in specialty therapeutics. Mr. Duvall’s big pharma experience includes global oncology leadership positions at Aventis and Merck. His biotech experience includes C-level contributions to company builds leading to value-creating transactions at MGI Pharma, Abraxis Bioscience, and ARIAD, where he worked to build a footprint across the US, Europe and Asia.

His CEO experience includes both public companies (Tocagen and Oncopeptides) as well as private companies (Angiex) and includes a successful IPO and follow-on financings under his leadership. With an oncology focus over the last three decades, Marty J. Duvall has helped launch and drive many successful therapeutics that have benefited patients with a wide range of cancers, including breast, lung, prostate, gastric, head and neck, brain, melanoma, myelodysplastic syndrome, leukemia, and multiple myeloma.
Véronique Chabernaud, M.D., is a member of the Board of Directors since May 22, 2025 and previously served as a member of the Supervisory Board from April 27, 2015 to May 22, 2025. She is an oncologist, a graduate of ESSEC Business School (France) and has worked for 20 years in the pharmaceutical industry. In particular, she was the Director of the French Oncological Operational Unit at Sanofi Aventis, a Vice President of Marketing and Sales at Aventis Intercontinental and Europe, and Director of Oncology Global Medical Affairs at Rhône Poulenc Rorer. She also works as a consultant for companies in the field of innovative technologies with a high impact on public health, on a national and international level. Such companies include Genomic Health, BioSystems International, MaunaKea Technologies, Ariana Pharma, Qynapse, Omicure. In 2007, Véronique Chabernaud founded "Créer la Vitalité", which helps companies and organizations in the development of health innovations and prevention. Véronique Chabernaud graduated in 2017 from the Institut Français des Administrateurs and Sciences Po Paris with a Certificate in Corporate Directorship and has been involved in this program since 2017. Véronique Chabernaud also founded the association “Enfance et Vitalité” which offers health workshops to children. She is also co-author of the book "Capital Humain versus Humain Capital." From July 2019 to July 2021, Véronique Chabernaud has been member of the Board of Directors and Chairman of the Compensation and nomination committee of Groupe Bastide le confort médical (BLC).
Olivier Martinez has been permanent representative of Bpifrance Participations S.A. ("Bpifrance") since June 30, 2021; Bpifrance is a member of the Board of Directors and previously served as a member of the Supervisory Board from June 23, 2017 to May 22, 2025. Olivier Martinez is Senior Investment Director of the Investments Biotech Department of the Direction of Innovation of Bpifrance. Prior to that, Olivier Martinez was Investment Director at CDC Entreprises (2010-2013) and Partner at Bioam Gestion (2000-2010). Olivier Martinez is an alumnus of the Ecole Normale Supérieure and holds a Ph.D. in cell biology from the University of Paris XI and an MBA from the Collège des Ingénieurs (France).
Sally Bennett, MBChB., is a member of the Board of Directors since May 22, 2025 and previously served as a member of the Supervisory Board from May 20, 2022 to May 22, 2025. She has a significant experience and expertise in financial analysis and capital markets in the healthcare and biotechnology sectors. Sally Bennett has a career spanning medicine, equity & capital markets and investment management. She spent 15 years in senior roles as both a public and private investor at HealthCor, a U.S. based global healthcare and life science investment manager and most recently co-led the firm's move into private investing. She is now acting as a Senior Advisor to Catalio Capital in conjunction with its acquisition of HealthCor Management. Prior to HealthCor, she spent 10 years as a senior analyst at ING Financial Markets and then at Piper Jaffray. Sally Bennett serves as an Independent Non-Executive Director at BerGenBio, a publicly traded European biopharmaceutical company, where she Chairs the Audit Committee and is also an Advisory Board member of the P4 Precision Medicine Accelerator Programme in the UK. She also serves on the Board of a private UK Company, Mosaic Therapeutics, where she represents the Sanger Institute. She was also a member of the Board of Governors of UCLH, an NHS Foundation Trust hospital, where she served on the Research and Innovation Committee. She is a member of the Institute of Directors (IoD) and has been awarded the CertIoD qualification. Sally Bennett received a BSc in Anatomical Sciences and a Medical Degree, awarded with honors, both from the University of Manchester.

Leadership Team Members
Jonathan Dickinson, MBA, BSc (see biography above).
Yannis Morel, Ph.D., is Executive Vice-President and Chief Operating Officer and previously served as a member of the Executive Board from June 25, 2015 to May 22, 2025. He joined Innate in December 2001. Between 2001 and 2007, he was in R&D positions, initially as a scientist in the immunology team, before becoming team manager, and finally becoming responsible for research programs. He is in charge of business development for the company since 2007, adding product portfolio strategy since 2017 and research and early development since 2024. Yannis Morel holds a Ph.D. in oncology (from Aix-Marseille University) and is an alumnus of Ecole Normale Supérieure de Paris Saclay (previously Cachan), with a BS in physical and molecular chemistry.
Sonia Quaratino, M.D., Ph.D., joined Innate Pharma in November 2023 as Executive Vice President and Chief Medical Officer (CMO) and is a member of Innate's Leadership Team. Sonia Quaratino has over 25 years of experience in basic research, clinical development and translational medicine. Before joining Innate, Sonia Quaratino was CMO at Georgiamune INC (USA), and prior to that, CMO at Kymab (UK), a clinical-stage biopharmaceutical company focused on immune-mediated diseases and immuno-oncology, until its acquisition by Sanofi in 2021. Previously, Sonia Quaratino was Global Program Lead in Oncology at Novartis (Switzerland) and Senior Medical Director Oncology and Advisor in Immunology at Merck Serono (Germany). She was Professor of Immunology at the University of Southampton in the UK and her research has been published in high-impact scientific journals.
Odile Belzunce, is Vice President, Compliance and Operations and a member of the Leadership Team. She joined the Company in 2005 and was a member of the Executive Committee from January 31, 2019 to May 22, 2025. She was Quality Manager for 10 years before becoming Head of Compliance. During her career at Innate, Odile Belzunce contributed to the structuration of the processes as the Company was growing, developing its portfolio and its activities. Odile Belzunce currently holds the position of VP, Compliance and Operations.
Frédéric Lombard joined Innate Pharma in April 2021 as Chief Financial Officer and is a member of the Leadership Team. Frédéric Lombard joined Innate with more than 20 years of financial experience in the pharmaceutical industry, holding senior finance roles at Ipsen, AstraZeneca and Novartis. Throughout his career, Frédéric Lombard has developed international financial teams with the aim of strengthening team members’ skill sets and positioning the function as a collaborative business partner. He also specializes in project management, successfully conducting significant transformation projects in multi-cultural environments. Prior to his financial career in the healthcare sector, Frédéric Lombard worked in the information technology industry, where he became familiar with the information systems standards in fast-changing environments. He holds a BA in Economics & Finance from Lyon 2 University and a MBA from EM Lyon Business School.
Claire de Saint-Blanquat is a member of the Leadership Team and is Vice President, Legal and Corporate Affairs and Secretary of the Board. She joined Innate Pharma in October 2020 and was appointed to the Leadership Team in January 2023. Claire de Saint-Blanquat has more than 20 years of experience in diverse legal positions in the pharmaceutical industry. Admitted to the Paris Bar in 1998, she started her career at Clifford Chance and then held senior positions, notably at Teva, Servier and Biogaran, where she was Legal and Compliance Director since 2016. Claire de Saint-Blanquat holds a master's degree in private law from the University of Paris II - Panthéon Assas (1995), a DEA in civil and commercial obligations law from the University of Paris V - Malakoff (1996) and a DESS in biotechnology law from the University of Versailles- Saint Quentin (2003).

Stéphanie Cornen is a member of the Leadership Team and is Vice President, Investor Relations, Communication & Commercial Strategy. She joined Innate in 2012. Between 2012 and 2022, she held several R&D positions, contributing to the advancement of programs across development stages. From 2022, she took on responsibilities in corporate development and portfolio strategy, while supporting investor relations. In 2025, she was appointed Vice President, Investor Relations, Communication & Commercial Strategy. Ms. Cornen holds a PharmD and a PhD from Aix-Marseille University, as well as an Executive MBA from HEC Paris.
On February 3, 2025, Mr. Arvind Sood resigned from his position as member of the Executive Board and left the Company.
In July 2025, Mr. Henry Wheeler resigned from his position as member of the Leadership Team in order to pursue another opportunity outside the Company. On August 1, 2026, Stéphanie Cornen was appointed Vice President, Investor Relations, Communications and Commercial Strategy.
On September 17, 2025, the Company announced that Eric Vivier, Chief Scientific Officer (CSO), decided to return to academic research full time, effective January 1, 2026, and he will continue to support the Company’s innovation as an advisor to the R&D Committee of the Board of Directors. Innate will continue accessing innovation through academic collaborations, including Eric Vivier’s lab at the Center for Immunology of Marseille-Luminy (CIML). As Chief Operating Officer (COO), Yannis Morel, will continue to be responsible for preclinical research and development, and effective January 1, 2026 will assume CSO responsibilities.
In January 2026, Ms. Odile Laurent resigned from her position as member of the Leadership Team and left the Company. Odile Belzunce, Vice President, Chief Compliance and Operations Officer, is serving as head of human resources on an interim basis.
In February 2026, Mr. Nicola Beltraminelli resigned from his position as member of the Leadership Team and left the Company.
Family Relationships
There are no family relationships among any of the members of the Board of Directors and the Leadership Team of the Company referred to above.
Arrangements with existing Major Shareholders and Customers
There are no arrangements with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as member of the Board of Directors or of the Leadership Team of the Company.
Subsequent Developments
Not applicable.

B.Compensation.
The Shareholders’ General Meeting held on May 22, 2025 approved the change in the Company’s governance structure from an Executive Board and Supervisory Board system to a Board of Directors system (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”). Accordingly, the remuneration and benefits of any kind paid or granted during the 2025 financial year will be presented (a) for the Chairwoman of the Supervisory Board, the Chairwoman of the Executive Board and the members of the Executive Board for the period from January 1, 2025 to May 22,

2025, and (b) for the Chief Executive Officer, the Chairwoman of the Board of Directors and the members of the Board of Directors for the period from May 22, 2025 to December 31, 2025.
Compensation of Directors and the Chief Executive Officer
In accordance with French law, the payment of any variable or exceptional compensation attributed for a financial year (i) to the Chairwoman of the Supervisory Board and the Chairman of the Executive Board (from January 1, 2025 to May 22, 2025), and (ii) to the Chairwoman of the Board of Directors and Chief Executive Officer (from May 22, 2025), is subject to approval at the next ordinary general meeting (ex-post vote). The payments of the below variable compensations, for the year ended December 31, 2025, will be submitted for approval to the ordinary shareholder meeting to be held on May 21, 2026. In addition to the ex-post vote described above, French law also requires that the compensation policy for the members of the Board of Directors and the Chief Executive Officer for the year ending December 31, 2026 be submitted for approval at the ordinary general meeting relating to the year ended December 31, 2025.
Compensation of Members of the Supervisory Board from January 1, 2025 to May 22, 2025 and of Members of the Board of Directors from May 22, 2025 to December 31, 2025
Attendance Fees of the Members of the Supervisory Board from January 1, 2025 to May 22, 2025
The Company paid attendance fees to the members of the Supervisory Board, except for the permanent representative of Bpifrance and the Chairwoman of the Supervisory Board. At its general meeting of shareholders held on May 23, 2024, the shareholders set the total attendance fees to be distributed among the members of the Supervisory Board at €300,000. The attendance fees consist of a fixed portion and a variable portion based on attendance at meetings of the Supervisory Board and its committees.
Attendance Fees of the Members of the Board of Directors from May 22, 2025 to December 31, 2025
The Company pays attendance fees to the members of the Board of Directors, except for the permanent representative of Bpifrance and the Chairwoman of the Board of Directors. At its general meeting of shareholders held on May 22, 2025, shareholders set the total attendance fees to be distributed among the members of the Board of Directors at €500,000. The attendance fees consist of a fixed portion and a variable portion based on attendance at meetings of the Board of Directors and its committees.

The following table shows the breakdown of the attendance fees for the year ended December 31, 2025:

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

The following table sets forth information regarding the attendance fees earned by members of the Supervisory Board / Board of Directors during the year ended December 31, 2025:

Member	Attendance Fees
Irina Staatz-Granzer	n/a
Pascale Boissel	€89,500
Véronique Chabernaud	€79,000
Jean-Yves Blay(1)	€24,500
Gilles Brisson(2)	€21,500
Sally Bennett	€85,000
Christian Itin	€34,000
Marty J. Duvall	€41,500
Total	€375,000
(1) As member of the Supervisory Board until May 22, 2025
(2) As member of the Supervisory Board until May 22, 2025

The Board of Directors of April 27, 2026 decided to put to the vote of the shareholders at the General Meeting to be held on May 21, 2026, a total attendance fees envelope to be distributed among the members of the Supervisory Board amounting to €500,000 for the year ending December 31, 2026. The following table shows the breakdown of attendance fees for the year ending December 31, 2026:

	Member Role	Attendance Fee
Fixed Portion (annual fee)	Supervisory Board / Board of Directors Member	€30,000
	Chair of the Audit and Sustainability Committee and Compensation and Nomination Committee	€10,000
	Chair of the Transaction Committee and R&D Committee	€2,500 per meeting (up to €10,000)

Attendance at meetings of the Board of Directors and its Committees	Supervisory Board / Board of Directors Member (1)	€3,000

Attendance at Board of Directors meetings remotely when in-person attendance is required	Supervisory Board / Board of Directors Member	€1,500

Attendance at additional meetings of the Board of Directors or its Committees (ad hoc meetings).	Supervisory Board / Board of Directors Member	€1,500
Meetings of the Board or Committees that are purely informational (with no decisions requiring minutes), as well as meetings lasting less than twenty minutes, are not compensated.
However, in light of the Company’s situation, the Board of Directors may depart from the remuneration policy, in accordance with Article L22-10-8 III of the French Commercial Code.
Compensation of the Chairwoman of the Supervisory Board from January 1, 2025 to May 22, 2025 and Chairwoman of the Board of Directors from May 22, 2025 to December 31, 2025
Irina Staatz-Granzer, the Chairwoman of the Board of Directors, received a specific compensation pursuant to article L.225-47 of the French Commercial Code for her duties as Chairwoman of the Board of Directors (from January 1, 2025 to May 22, 2025). For the year ended December 31, 2025, she also received a specific compensation pursuant to article L. 225-84 of the French Commercial Code for her duties as Chairwoman of the Supervisory Board (from May 22, 2025 to December 31, 2025).
For the year ended December 31, 2025, Innate paid Irina Staatz-Granzer a global specific compensation of €150,000, broken down by period of service as follows:
•€57,945.21 for the performance of her duties as Chairwoman of the Supervisory Board from January 1, 2025 until May 22, 2025; and
•€92,054.79 for the performance of her duties as Chairwoman of the Board of Directors from May 22, 2025 until December 31, 2025.

At the General Meeting to be held on May 21, 2026, the same compensation of the Chairwoman of the Board of Directors will be put to the vote of the shareholders for the year ending December 31, 2026.
Compensation of Members of the Executive Board from January 1, 2025 to May 22, 2025 and Chief Executive Officer from May 22, 2025 to December 31, 2025
Breakdown of the Executive Board Members' Compensation from January 1, 2025 to May 22, 2025
From January 1, 2025 to May 22, 2025, the Executive Board consisted of Jonathan Dickinson, Yannis Morel, Sonia Quaratino and Arvind Sood. Arvind Sood resigned from his mandate of member of the Executive Board on February 3, 2025. A settlement agreement is under discussion.
The compensation of members of the Executive Board was decided by the Supervisory Board upon recommendation by the Compensation and Nomination Committee. The compensation of Jonathan Dickinson as Chairman of the Executive Board, was paid under his social mandate (mandat social), whereas the compensation of Yannis Morel, Sonia Quaratino and Arvind Sood was paid under their employment contract.
The compensation of members of the Executive Board included the following components:
•Fixed Compensation. The members of the Executive Board received a fixed compensation pursuant to their employment agreements or, in the case of the Chairman, his social mandate (mandat social).
•Annual Variable Compensation. The members of the Executive Board were eligible to receive annual variable compensation upon the recommendation of the Compensation and Nomination Committee based on the achievement of pre-specified objectives. For the year ended on December 31, 2025, such objectives were based on the achievement of the Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the executives to exceed their objectives.
The strategic pillars for 2025 were the following: (i) partnering a product under development in the portfolio or securing financing and achieving regulatory milestones for a product under development, (ii) progressing of a clinical trial in line with the established plan for a product under development or development of an alternative plan, (iii) achievement of a target dose level in a clinical trial for a product under development, (iv) a new molecule ready to enter the regulatory preclinical phase and (v) achievement of a defined cash position.
Each pillar was subdivided into:
(i) core objectives; and
(ii) outperformance targets.
The weights of each pillar are as follows:
If 100% of the core objectives are achieved, 100% of the corresponding bonus is paid. If not 100% of the core objectives is achieved, the percentage of the bonus paid is proportional to the percentage of achievement of the core objectives. In case of outperformance for the year 2025, it may be decided to increase the amount of the bonus beyond 100% up to a limit of 150% based on other predefined criteria, except for the Chairman of the Executive Board.
The outperformance targets may only be reached if 100% of the core objectives are reached.

•Performance Free Shares. The members of the Executive Board were able to receive, upon authorization of the Supervisory Board and upon recommendation of the Compensation and Nomination Committee, equity compensation in the form of performance free shares.
•Other Benefits. The members of the Executive Board could also receive other benefits consisting of a supplementary pension plan, in-kind benefits and, for the Chairman of the Executive Board, an unemployment insurance.
Breakdown of the Chief Executive Officer's Compensation from May 22, 2025 to December 31, 2025
Following the change in the Company’s governance structure, Jonathan Dickinson was appointed as Chief Executive Officer on May 22, 2025.
The compensation of the Chief Executive Officer is decided by the Board of Directors upon recommendation by the Compensation and Nomination Committee. The compensation of Jonathan Dickinson as Chief Executive Officer is paid under his social mandate (mandat social).
The compensation of the Chief Executive Officer includes the same components as those that were provided for the Members of the Executive Board (see above).
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
On October 13, 2023, the Supervisory Board approved the adoption of a clawback policy, applicable from October 2, 2023, as amended on May 22, 2025 and as adopted by the Board of Directors, requiring the recovery in full or in part of the components of the Chief Executive Officer's and certain other "executive officers" as defined in Nasdaq Listing Rule 5608(d) compensation that are wholly or partially contingent on the attainment of financial performance criteria based on financial information that has been determined to be erroneous and has required restatement of the financial statements for accounting purposes.

2025 Compensation of Jonathan Dickinson
The following table sets forth the compensation earned by Jonathan Dickinson during the year ended on December 31, 2025 as (i) Chairman of the Executive Board from January 1, 2025 to May 22, 2025 and (ii) Chief Executive Officer from May 22, 2025:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation •as Chairman of the Executive Board: •as Chief Executive Officer	€550,000 €212,466 €337,534	Gross fixed compensation pursuant to Jonathan Dickinson's social mandate (mandat social).
Annual Variable Compensation—Cash •as Chairman of the Executive Board: •as Chief Executive Officer	€268,125 €103,577 €164,548	This amount represents Jonathan Dickinson’s annual variable compensation, based on his achievement of 97.5% of the annual objectives.
Benefits in Kind •as Chairman of the Executive Board: •as Chief Executive Officer	€121,500 €49,390 €72,110	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€939,625

2025 Compensation of Yannis Morel
The following table sets forth the compensation earned by Yannis Morel as Member of the Executive Board from January 1, 2025 to May 22, 2025 and to be paid on a pro rata basis for such period of service:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€115,890	Gross fixed compensation pursuant to Yannis Morel’s employment contract.
Annual Variable Compensation—Cash	€45,371	This amount represents Yannis Morel’s annual variable compensation, based on his achievement of 97.875% of the annual objectives.
Benefits in Kind	€2,433	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€163,694

2025 Compensation of Sonia Quaratino
The following table sets forth the compensation earned by Sonia Quaratino as Member of the Executive Board from January 1, 2025 to May 22, 2025 and to be paid on a pro rata basis for such period of service:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€135,205	Gross fixed compensation pursuant to Sonia Quaratino’s employment contract.
Annual Variable Compensation—Cash	€52,933	This amount represents Sonia Quaratino’s annual variable compensation, based on his achievement of 97.875% of the annual objectives.
Benefits in Kind	€0	N/A.
Total Compensation	€188,138

2025 Compensation of Arvind Sood
The following table sets forth the compensation earned by Arvind Sood as Member of the Executive Board from January 1, 2025 to February 3, 2025 and to be paid on a pro rata basis for such period of service:

Type of Compensation	Amount of Compensation	Description
Fixed Compensation	€23,729	Gross fixed compensation pursuant to Arvind Sood’s employment contract.
Annual Variable Compensation—Cash	€—	Arvind Sood’s 2025 objectives were not set due to his departure from Innate. As a result, Arvind Sood is not eligible for any annual variable remuneration in respect of the 2025 financial year.
Benefits in Kind	€2,137	Primarily represents amounts paid for use of a company car and additional retirement benefits (known as “article 83”), among other benefits.
Total Compensation	€25,866

2026 Chief Executive Officer's Compensation Policy
At the General Meeting to be held on May 21, 2026, the compensation of the Chief Executive Officer set forth in the following table for the year ending December 31, 2026 will be put to the vote of the shareholders:

Type of Compensation	Jonathan Dickinson
Fixed Compensation	€550,000
Maximum Annual Variable Compensation if 100% of the objectives are reached	€275,000

The variable compensation for the year ending on December 31, 2026 is based on the achievement of the Company's main strategic pillars and operational targets defined according to Innate Pharma's activities in order to (i) take into account the outperformance inherent to a fast-growing biotech company and (ii) motivate the managers to exceed their objectives.
There are five pillars which are essential to the achievement of the strategic axes mentioned above.
Each pillar has been subdivided into:
(i) core objectives; and
(ii) outperformance targets.
The weights of each pillar are:

	Core objectives	Outperformance targets
Finance	40%	20%
Clinical	30%	15%
Clinical	20%	10%
Research and Explanatory Development	10%	5%
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
At the General Meeting to be held on May 21, 2026, the allocation of free performance shares subject to capitalization evolution and internal conditions as well as the allocation of free shares subject to specific performance criteria will be put to the vote of its shareholders.
Limitations on Liability and Indemnification Matters
Under French law, provisions of bylaws that limit the liability of the Chief Executive Officer and members of the Board of Directors are prohibited. However, French law allows sociétés anonymes to contract for and maintain liability insurance against civil liabilities incurred by the Chief Executive Officer and members of the Board of Directors involved in a third-party action, provided that they acted in good faith and within their capacities as Chief Executive Officer or members of the Board of Directors of the Company. Criminal liability cannot be indemnified under French law, whether directly by the Company or through liability insurance.
The Company has a liability insurance for its Chief Executive Officer and Board of Directors members, and insurance coverage for liability under the Securities Act. The Company also entered into agreements with its Chief Executive Officer and Board of Directors members to provide contractual indemnification. With certain exceptions and subject to limitations on indemnification under French law, these agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by the Chief Executive Officer and any Board of Directors member in any action or proceeding arising out of his or her actions in that capacity. The Company believes that this insurance and these agreements are necessary to attract qualified Chief Executive Officer and Board of Directors members.
These agreements may discourage shareholders from bringing a lawsuit against the Chief Executive Officer and Board of Directors members for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against the Chief Executive Officer and Board of Directors members, even though such an action, if successful, might otherwise benefit the Company and its shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent the Company pays the costs of settlement and damages awards against its Chief Executive Officer and Board of Directors members pursuant to these insurance agreements.
Equity Incentives
The Company believes that the ability to grant equity incentives is a valuable and necessary compensation tool that allows the Company to attract and retain the best personnel for positions of substantial responsibility, provides additional incentives to employees and promotes the success of its business. Due to French corporate law and tax considerations, the Company has historically granted several different equity incentive instruments to its Executive Board, Supervisory Board and Board of Directors members, employees and consultants, including (i) warrants (BSAs), which have historically only been granted to independent members of the Supervisory Board and consultants, (ii) redeemable warrants (BSAARs), (iii) stock options and (iv) free shares.
The Board of Directors’ authority to grant these warrants, stock options and free shares and the aggregate amount authorized to be granted must be approved by two-thirds of the shareholders present at the relevant extraordinary shareholders’ meeting. Once approved by the shareholders, the Board of Directors can continue to grant such awards for a specified period.
The Company has various compensation plans for its Board of Directors members, employees and consultants that have been approved by the shareholders. The last allocation of BSAARs which occurred in 2015 no longer continues to vest following termination of the employment, office or service of the holder within the first two years and all vested warrants must be exercised within post-termination exercise periods set forth in the issuance agreement. Therefore, there are no BSAAR outstanding as of December 31, 2025. In the event of certain changes in its share capital structure, such as a consolidation or share split or dividend, French law and applicable issuance agreement provides for appropriate adjustments of the numbers of ordinary shares issuable and/or the exercise price of the outstanding warrants.
As of December 31, 2025, the Company had the following equity awards, warrants and free shares outstanding:
•133,260 ordinary shares issuable upon the exercise of 133,260 share warrants (BSA) outstanding as of December 31, 2025 at a weighted average exercise price of €4,45 per ordinary share;

•733,140 ordinary shares issuable upon conversion of 6,078 free preferred shares (AGAP 2016) outstanding as of December 31, 2025;
•666,380 ordinary shares issuable upon the vesting of 666,380 free shares (AGA) as of December 31, 2025;
•1,420,000 ordinary shares issuable upon definitive acquisition of 1,420,000 free performance shares 2023 (AGA de Performance 2023), assuming all performance and presence conditions are met; and
•1,608,900 ordinary shares issuable upon definitive acquisition of 1,608,900 free performance shares 2024 (AGA de Performance 2024), assuming all performance and presence conditions are met.
Equity Warrants and Redeemable Share Subscription Warrants
Share Warrants (BSA)
Share warrants (BSA) are issued at a de minimis price and entitle the holder of one BSA to exercise the warrant for one underlying share, at an exercise price per share determined by the Board of Directors of the Company at the time of issue by reference to the then prevailing share price. The Company has issued BSA to Supervisory Board and Board of Directors members and certain consultants of the Company. The Company's BSA plans include provisions that allow for the adjustment of the one-for-one exercise ratio to compensate for certain modifications of its share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders. None of those events have occurred yet. The Company's BSA have an exercise period of 10 years – BSA not exercised after that time lapse and are automatically cancelled. The Company's BSA cannot be sold.

The following table shows the BSA outstanding as of December 31, 2025:

Plan title	BSA 2017-1	BSA 2022-1	BSA 2023-1	BSA 2025-1
Shareholder general meeting date	June 2, 2016	May 20, 2022	May 12, 2023	May 22, 2025
Date of issue	September 20, 2017	October 3, 2022	October 19, 2023	June 26, 2025
Total number of BSA authorized	150,000	50,000	70,000	100,000
Total number of BSA issued	37,000	40,000	50,000	80,000
Start date of the exercise period	September 20, 2019	October 3, 2024	October 19, 2025	June 26, 2027
End date of the exercise period	September 20, 2027	October 3, 2032	October 19, 2033	June 26, 2035
Exercise price per BSA/share	€11.00	€2.31	€2.26	€1.62
Number of BSA exercised as of December 31, 2025	0	0	0	0
BSA cancelled or lapsed as of December 31, 2025	0	31,740	12,000	30,000
BSA remaining as of December 31, 2025	37,000	8,260	38,000	50,000

Free Shares (AGA)
Free shares (AGA) are employee equity incentive instruments pursuant to which the beneficiaries are granted, for free, the possibility to receive ordinary shares under certain conditions. Upon grant by the Board of Directors of the Company, the AGA are subject to an acquisition, or vesting, period of at least one year. At the end of this period, the free shares vest and the beneficiary becomes a full shareholder. However, if the vesting period is less than a certain period set by law (currently two years), it must be followed by a holding period, so that the sum of the vesting period and the holding period is equal to a minimum total period also set by law (currently two years). Vesting can be conditional or not. The vesting of all or the Company's AGA is subject to a presence condition at the end of the vesting period. Some of the Company's AGA are also subject to performance conditions. Over the years, the Company has established several AGA plans, for its employees or for management only, sometimes as a “welcome package” (with no performance conditions). The Company's free share plans include provisions that allow for the adjustment of the number of ordinary shares to which a beneficiary is entitled at the end of the vesting period to compensate for certain modifications of its share capital, such as rights issues, stock splits, mergers and other events affecting all existing shareholders, during the vesting period. Certain of the Company's plans also provide for an accelerated vesting in case of a tender offer on the Company during the vesting period.

The following table shows the AGAs outstanding as of December 31, 2025:

Plan title (1)	AGA Perf Employees 2023	AGA Perf Management 2023	AGA New members 2023	AGA Perf Employees 2024	AGA Perf Management 2024-1	AGA Perf Management 2024-2
Shareholder general meeting date	May 12, 2023	May 12, 2023	May 20, 2022	May 23, 2024	May 23, 2024	May 23, 2024
Date of grant	December 21, 2023	December 21, 2023	November 2, 2023	November 13, 2024	August 1, 2024	November 13, 2024
Vesting Period	3 years	3 years	3 years	3 years	2 years	3 years
Holding period	None	None	None	None	None	None
Performance Conditions	Yes	Yes	No	Yes	Yes	Yes
Number of AGA granted	1,403,500	750,000	25,000	1,162,900	150,000	975,000
Number of vested AGA as of December 31, 2025	0	0	0	0	0	0
Number of AGA under a vesting period as of December 31, 2025	895,000	525,000	25,000	858,900	150,000	600,000

(1)Usually after the end of the vesting period, the Board of Directors will convene and acknowledge the number of free shares that have vested and the number of those that have not because the presence condition and, as applicable, the performance conditions, have not been met.

Plan title (1)	AGA Employees 2024	AGA New members 2024	AGA Management 2024	AGA Employees 2025
Shareholder general meeting date	May 12, 2023	May 20, 2022	May 23, 2024	May 12, 2023
Date of grant	November 13, 2024	February 15, 2024	November 13, 2024	May 7, 2025
Vesting Period	3 years	3 years	3 years	3 years
Holding period	None	None	None	None
Performance Conditions	No	No	No	No
Number of AGA granted	370,560	25,000	200,000	220,500
Number of vested AGA as of December 31, 2025	0	0	0	0
Number of AGA under a vesting period as of December 31, 2025	277,080	—	200,000	164,300
The following authorization will be submitted for approval to the general meeting of the shareholders to be held on May 21, 2026: (i) up to 1,125,000 free shares with performance conditions to the benefit of executive officers, employed members of the Leadership Team, employed senior executives and/or corporate officers, (ii) up to 1,500,000 free shares with performance conditions to the benefit of employees, (iii) up to 150,000 free shares to the benefit of executive officers, employed members of the Leadership Team, employed senior executives and/or corporate officers, (iv) up to 500,000 free shares to the benefit of employees, (v) up to 300,000 free shares to the benefit of employees and Leadership Team members (excluding the Chief Executive Officer) as part of the employee saving plan and (vi) up to 60,000 warrants to the benefit of independent Board of Directors members to be issued at the fair market value.
Free Preferred Shares (AGAP)
Free preferred shares (AGAP) are another employee equity incentive instrument similar to the free shares or AGA, except that, after a one-year vesting period, the beneficiaries receive preferred shares (shares B) which will become convertible into ordinary shares following a lock-up period of two additional years, if the performance conditions (and a presence condition) are met at the end of this lock-up period. Each free preferred share is convertible into a number of ordinary shares of the Company – which number depends upon the degree of fulfillment of the performance conditions. The free preferred shares remain convertible into ordinary shares for a period of six years and six months. Free preferred shares not converted at the end of this conversion period can be repurchased by Innate and cancelled. The Company's AGAP cannot be sold.
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
The 2017 AGAP are not convertible since the performance criteria were not met.
The following table shows the AGAPs outstanding as of December 31, 2025:

Plan title	AGAP Management 2016-1	AGAP Management 2016-2	AGAP Employees 2016-1
Shareholder general meeting date	June 2, 2016	June 2, 2016	June 2, 2016
Date of grant	October 21, 2016	December 30, 2016	October 21, 2016
Number of AGAP granted	2,000	3,000	2,486
Maximum number of ordinary shares into which each AGAP can be converted	130	111	130
Number of AGAP lapsed during the vesting period	450	0	105
Number of vested AGAP	1,550	3,000	2,381
Number of lapsed AGAP during the lock up period	100	0	146
Number of AGAP exercised as of December 31, 2025	250	—	357
Number of outstanding AGAP	1,200	3,000	1,878

C.Board Practices
Board composition
The following table sets forth the names of our current members of the Board of Directors, the years of their initial appointment as directors and the expiration dates of their current term.

Name	Current Position	Year of Initial Appointment(1)	Term Expiration Year
Board of Directors Members
Irina Staatz-Granzer, Ph.D.	Chairwoman of the Board of Directors (Former Chairwoman of the Supervisory Board)	2025	2028
Pascale Boissel	Vice Chairwoman of the Board of Directors (Former Vice Chairwoman of the Supervisory Board)	2025	2026
Jonathan Dickinson, MBA, BSc	Member of the Board of Directors, Chief Executive Officer (Former Chairman of the Executive Board)	2025	2028
Christian Itin	Member of the Board of Directors	2025	2027
Marty J. Duvall	Member of the Board of Directors	2025	2027
Véronique Chabernaud, M.D.	Member of the Board of Directors (Former Member of the Supervisory Board)	2025	2026
Olivier Martinez	Member of the Board of Directors (Former Member of the Supervisory Board)	2025	2026
Sally Bennett	Member of the Board of Directors (Former Member of the Supervisory Board)	2025	2026
Yannis Morel, Ph.D.	Former Member of the Executive Board	2015	*
Sonia Quaratino	Former Member of the Executive Board	2024	*
Arvind Sood*	Former Member of the Executive Board	2024	*
Jean-Yves Blay, Ph.D.*	Former Member of the Supervisory Board	2017	*
Gilles Brisson*	Former Member of the Supervisory Board	2007	*
*Ceased to be a member of the corporate governance structure over the course of the year-ended December 31, 2025
(1)As member of the Board of Directors (see below and “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”).
Following the approval of its shareholders at the Annual General Meeting held on May 22, 2025, the Company transitioned from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors structure with a Chief Executive Officer. This transformation is part of the Company’s strategic plan to simplify and align its governance with international standards.
Board of Directors
Since May 22, 2025, the Company has been managed by a Board of Directors (see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management”).
The Board of Directors is made up of a minimum of three members and a maximum of eighteen. The members of the Board of Directors are appointed at the general meeting of shareholders, which may revoke their appointments at any time. The term of the members of the Board of Directors is three years. Mandates are renewed on a staggered basis so as to ensure regular renewal of Board members in proportions that are as equal as possible. By way of exception, for the purposes of staggering, the general meeting of shareholders may appoint a member of the Board of Directors for a term of one, two or three years. The appointees are selected from among the shareholders and may be individuals or companies. Each member must own at least one of our ordinary shares for the entire term of the appointment.

The number of members of the Board of Directors who have reached the age of seventy years cannot be higher than a third of the members of the Board of Directors. If the age limitation is exceeded, the eldest member is deemed to have resigned automatically.
As of December 31, 2025, the Board of Directors is composed of eight members, of whom seven are considered independent within the meaning of the Middlenext Code of Corporate Governance. Five members are of foreign nationality, representing 63% of the Board of Directors. The Board of Directors has a balanced gender composition, with four women and four men.
There is no member of the Board of Directors elected by employees. Two employee representatives from the Social and Economic Committee attend meetings of the Board of Directors.
There was no directors' service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment, for the Company's last completed fiscal year.
Former Supervisory Board and Former Executive Board
Prior to the change in the corporate governance structure with a Board of Directors on May 22, 2025, the Supervisory Board was primarily responsible for the oversight of the risk management activities and delegated to the Audit Committee the responsibility to assist the Supervisory Board in this task. While the Supervisory Board oversaw risk management, management, through the former Executive Board, was responsible for day-to-day risk management processes. The Supervisory Board expected the management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies adopted by the Supervisory Board.
Responsibilities of the Board of Directors
The Board of Directors determines the strategic orientations of the Company’s business and oversees their implementation, in accordance with the Company’s corporate interest, while taking into consideration the social and environmental challenges of its activities.
Subject to the powers expressly reserved to shareholders’ general meetings and within the limits of the corporate purpose, the Board addresses any matter relating to the proper functioning of the Company and, through its deliberations, decides on matters concerning it.
Accordingly, the main responsibilities of the Board of Directors include the following:
•discussing the Company’s strategic orientations;
•appointing the Chairman of the Board of Directors;
•reviewing the annual financial statements and interim financial statements and ensuring the communication of high-quality information to shareholders and the financial markets;
•reviewing the annual budget (in December or January, for the following or current year) and the revised budget (in September, for the current year);
•reviewing the votes cast at the shareholders’ general meeting and discussing the resolutions to be included on the agenda, in order to ensure that the conditions for ongoing dialogue between members of the Leadership Team, the Board of Directors and shareholders are consistently met;
•reviewing reports from the governance committees;
•allocating the remuneration approved by shareholders among the members of the Board of Directors;

•reviewing and discussing the Company’s Corporate Social Responsibility (CSR) strategy, in particular social and environmental matters;
•preparing the Corporate Governance Report; and
•granting prior authorization for any significant transaction.
In this capacity, the Board of Directors may, at any time during the year, carry out any verifications and controls it deems appropriate and obtain any documents it considers useful for the performance of its duties. In particular, as part of its oversight of the Company’s management and by any means, the Board is informed of the Company’s financial position, cash position, commitments, as well as any significant events and transactions relating to the Company, as provided for in the Board’s Rules of Procedure.
The Board of Directors may grant one or more of its members special mandates for one or more specific purposes. It may also decide to establish committees from among its members, determining their composition and responsibilities, which shall carry out their activities under the Board’s responsibility. However, such responsibilities may not have the purpose of delegating to a committee the powers that are vested in the Board of Directors itself by law or by the Company’s bylaws.
Board of Directors Committees
The Board of Directors has established an Audit and Sustainability Committee, a Compensation and Nomination Committee, a Transactions Committee and a Research and Development Committee, which operate pursuant to rules set forth in the charter of the Board of Directors.
Subject to available exemptions, the composition and functioning of all of the committees will comply with all applicable requirements of the French Commercial Code, the Exchange Act, the Nasdaq listing rules and SEC rules and regulations.
In accordance with French law, committees of the Board of Directors only have an advisory role and can only make recommendations to the Board of Directors. As a result, decisions are made by the Board of Directors taking into account non-binding recommendations of the relevant Board of Directors committee.
Audit and Sustainability Committee
Innate's Audit and Sustainability Committee assists the Board of Directors in its oversight of the corporate accounting and financial reporting and oversees the selection of the auditors, their remuneration and independence and keeps the Board of Directors informed on control systems, key processes and procedures, security and risks. From May 2022, the members of the Audit and Sustainability Committee as of the date of this Annual Report are Pascale Boissel, Bpifrance Participations (represented by Olivier Martinez) and Sally Bennett. Pascale Boissel is the Chairwoman of the Audit and Sustainability Committee.
The Company's Board of Directors has determined that Sally Bennett, Olivier Martinez and Pascale Boissel are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act. The Board of Directors has further determined that Pascale Boissel is an “audit committee financial expert” as defined by the Nasdaq listing rules and that each of the members qualifies as financially sophisticated under the Nasdaq listing rules.
The principal responsibility of the Audit and Sustainability Committee is to monitor the existence and efficacy of the financial audit and risk control procedures on an ongoing basis, and the Audit and Sustainability Committee charter is contained in the Board of Directors’ charter. In view of the Company’s activities, and in particular their limited impact on the environment, it was decided not to renew the CSR Committee following the change in the Company’s governance structure on May 22, 2025. Its responsibilities are now directly assumed by the Audit Committee, which has become the Audit and Sustainability Committee.
Innate's Board of Directors has specifically assigned the following duties to the Audit and Sustainability Committee:
•legal control of the half-year and annual accounts;
•evaluating internal control practices, risk analysis;
•supervising the creation of the financial statements published by us;
•assessing accounting methods;
•selecting statutory auditors, negotiating their fees, reviewing of their conclusions and reviewing their independence; and
•to make recommendations on the Company’s CSR policy and its implementation, review the content of non-financial information, review the Company’s CSR disclosures, and determine the CSR criteria included in the annual and long-term variable remuneration of the members of the Leadership Team.
The Audit and Sustainability Committee reviews and approves the report from the Board of Directors on internal control.
Compensation and Nomination Committee
Innate's Compensation and Nomination Committee assists the Board of Directors in reviewing and making recommendations to the Board of Directors with respect to the appointment and the compensation of the members of the Board of Directors and Leadership Team and other key employees. In accordance with the Compensation and Nomination Committee charter contained in the Board of Directors' charter, the Compensation and Nomination Committee is composed of at least two members appointed by the Board of Directors. As of December 31, 2025, the members of the committee are Véronique Chabernaud, Sally Bennett and Marty J. Duvall. The Company's Board of Directors has determined that Véronique Chabernaud, Sally Bennett and Marty J. Duvall are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act.
The Company's Board of Directors has specifically assigned the following duties to the Compensation and Nomination Committee:
•reviewing the remuneration policy, in particular the description of the collective objectives (applicable company-wide) and individual objectives (for members of the Leadership Team);
•reviewing the compensation of the members of the Leadership Team, the policy concerning the distribution of equity such as warrants, stock options, grants and capital increases reserved for members of the savings plan, examining the amount of attendance fees among the Board of Directors and the committees members;
•assisting the Board of Directors in the selection of the Chief Executive Officer, members of the Board of Directors and members of the committees; and
•making recommendations with respect to the independence of the members of the Board of Directors and committees and preventing conflicts of interest within the Board of Directors.

Transactions Committee
Innate's Transactions Committee assists the Board of Directors in examining the business and corporate development opportunities available to us, which may include the acquisition of rights to products or the acquisition of other companies as well as out-licensing opportunities. As of December 31, 2025, the members of this committee are Irina Staatz-Granzer, Christian Itin and Marty J. Duvall. The Company's Board of Directors has determined that Irina Staatz-Granzer, Christian Itin and Marty J. Duvall are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act.
Innate Pharma's Board of Directors has specifically assigned the following duties to the Transactions Committee:
•to analyze the fundamentals of the products and/or companies targeted by us, the feasibility of targeted acquisitions; and
•to participate in the selection of investment bankers and/or consultants.
Research and Development Committee
The Board of Directors of May 22, 2025, on the recommendation of the Compensation and Nomination Committee, decided to set up a R&D Committee. The first meeting of the committee was not yet held.
As of December 31, 2025, the members of the R&D Committee are Bpifrance Participations (represented by Olivier Martinez), Véronique Chabernaud and Christian Itin. Eric Vivier, previously Chief Scientific Officer of the Company, continues to support the Company's innovation as an advisor to the R&D Committee. The Company's Board of Directors has determined that Olivier Martinez, Véronique Chabernaud and Christian Itin are independent within the meaning of the applicable Nasdaq listing rules and the independence requirements contemplated by Rule 10A-3 under the Exchange Act.
The main duty of the R&D Committee is to analyze, together with the Company and, where applicable, its specialized external consultants, the research and development opportunities relating to the Company’s products and, for this purpose, to:
•identify priority research areas in line with the Company’s overall strategy;
•ensure the consistency of R&D projects with commercial, regulatory and medical objectives;
•recommend the adoption of new technologies or innovative approaches (AI, etc.);
•assess projects based on their feasibility, therapeutic potential, differentiation and return on investment; and
•where applicable, assess partnership opportunities with academic laboratories, CROs, hospitals or other biotech companies.
Other Committees
The Strategic Advisory Board
The Company also has a Strategic Advisory Board composed of two external consultants, consisting of three individuals from the medical community and three individuals from the scientific community. The Strategic Advisory Board is not a committee of the Board of Directors within the meaning of Article R.225-29 of the French Commercial Code; its members are chosen by the Chief Executive Officer. This kind of advisory committee is common in French companies in the biotechnology sector.

The Strategic Advisory Board’s role is to assist Innate in the strategic choices in scientific and technical fields. Its main missions are to evaluate the relevance of the choices in terms of product development and to propose, if necessary, changes to strategic or technical approaches; to advise management and guide the scientific direction in identifying strategies and selecting product candidates, based, in particular, on the scientific results obtained by us, including new targets and new compounds and to promote and advise Innate in the alliance strategies, such as external growth supporting synergies, including acquisition of new competences, purchase of operating rights, product candidates and innovative technologies. The Strategic Advisory Board is comprised of Aurélien Marabelle and Katy Rezvani. Diane Mathis, Miriam Merad and Mario Sznol are no longer members of the Strategic Advisory Board.
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
Leadership Team
The Company also has a Leadership Team composed of the Chief Executive Officer and members with significant experience in strategy, financial management, medical research, research and development project management, the negotiation of industrial and commercial agreements in the field of innovative companies, including biotechnology companies, compliance and regulations and in business development. The Leadership Team meets at least once a month and deals with all subjects regarding the activities and the management of the Company.
As of December 31, 2025, the members of the Leadership Team were Jonathan Dickinson, Yannis Morel, Sonia Quaratino, Odile Belzunce, Odile Laurent, Nicola Beltraminelli, Claire de Saint Blanquat, Stéphanie Cornen and Frédéric Lombard.
Corporate Governance Practices
As a general matter, the practices of the Company’s Board of Directors comply with the recommendations of the Middlenext corporate governance code.
For an overview of Innate's corporate governance practices and the ways they may differ from Nasdaq’s corporate governance listing rules, see “Item 16G.—Corporate Governance.”
Code of Ethics
The Company has adopted a Code of Ethics applicable to all of its employees and members of its Board of Directors. The Code of Ethics is available on its website. The Company expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.

Executive Compensation Arrangements
Except the arrangements described in “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Arrangements with our Executive Officers and Directors” there are no arrangements or understanding between Innate and its Chief Executive Officer or any of the other members of the Board of Directors providing for benefits upon termination of their employment, other than as required by applicable law.
D. Employees
As of December 31, 2025, the Company had 164 employees. Pursuant to French law, employees of Innate Pharma are subject to the French national collective bargaining agreement of Pharmaceutical Industries (Convention collective Nationale des Industries Pharmaceutiques). The Company believes that it maintains good relations with its employees. The following tables show the number of employees as of December 31, 2025, broken out by department:

Full-time equivalent employees of Innate Pharma SA and Innate Pharma Inc.	As of December 31, 2025
Research and development	120
General and administrative	35
Leadership Team	9
Total	164
E.Share Ownership
For information regarding the share ownership of the directors and executive officers, see “Item 6. Directors, Senior Management and Employees—B. Compensation” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
F. Disclosure of any action to recover erroneously awarded compensation
Not applicable.

Item 7. Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table and accompanying footnotes set forth, as of March 30, 2026, information regarding beneficial ownership of the ordinary shares by:
•each person, or group of affiliated persons, known by Innate to beneficially own more than 5% of the ordinary shares;
•each of the Leadership Team and Board of Directors members individually; and
•all of the Leadership Team and Board of Directors members as a group.
Assuming that all of the ordinary shares represented by ADSs are held by residents of the United States, as of December 31, 2025, the Company estimates that approximately 4.3 million shares, or 4.62% of the outstanding ordinary shares were held of record by residents of the United States.
Beneficial ownership is determined according to the rules of the SEC and generally means that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power of that security, including free shares that vest within 60 days of March 30, 2026 and options and warrants that are currently exercisable or exercisable within 60 days of March 30, 2026. Ordinary shares subject to free shares, options and warrants currently exercisable or exercisable within 60 days of March 30, 2026 are deemed to be outstanding for computing the percentage of ownership of the person holding these free shares, options or warrants and the percentage of ownership of any group of which the holder is a member, but are not deemed outstanding for computing the percentage of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).
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

	Number of Ordinary Shares Beneficially Owned	Percentage of Ordinary Shares Beneficially Owned
5% Shareholders:
Sanofi (1)	8,345,387	8.90%
MedImmune Limited (2)	7,825,501	8.34%
Novo Nordisk A/S (3)	5,527,970	5.89%
Bpifrance Participations S.A. (4)	6,389,406	6.81%
All 5% Shareholders	28,088,264	29.95%
Board of Directors and Leadership Team Members:
Jonathan Dickinson, MBA, BSc (5)	0	—%
Yannis Morel, Ph.D. (6)	432,692	*%
Sonia Quaratino, MD, PhD (7)	0	—%
Irina Staatz-Granzer (8)	45,100	*%
Christian Itin (9)	0	*%
Véronique Chabernaud (10)	10,660	*%
Marty J. Duvall (11)	0	*%
Pascale Boissel (12)	9,260	*%
Sally Bennett (13)	2,500	*%
Odile Belzunce (14)	142,749	*%
Frédéric Lombard (15)	75,143	*%
Claire de St Blanquat (16)	50,668	*%
Stéphanie Cornen (17)	31,522	*%
All members of our Board of Directors and other Leadership Team members as a group	800,294	0.85%
(1)Amounts beneficially owned were reported pursuant to a Schedule 13G filed with the SEC on April 29, 2025. Consists of 8,345,387 ordinary shares held by Sanofi-Aventis Participations SAS, an indirectly wholly-owned subsidiary of Sanofi. The principal business address of Sanofi is 46, avenue de la Grande Armée, 75017 Paris, France. Sanofi’s percentage of beneficial ownership is based on 93,790,043 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of March 30, 2026.
(2)Amounts beneficially owned were reported pursuant to a Schedule 13D filed with the SEC on February 2, 2026. Consists of 7,825,501 ordinary shares held by MedImmune Limited, a wholly-owned subsidiary of AstraZeneca PLC. The principal business address for MedImmune Limited is Milstein Building, Granta Park, Cambridge, CB21 6GH, United Kingdom. AstraZeneca PLC and MedImmune Limited may each be deemed to have sole voting and dispositive power over all of the Ordinary Shares held by MedImmune Limited. AstraZeneca PLC may be deemed to beneficially own the ordinary shares. The principal business address for AstraZeneca PLC is 1 Francis Crick Avenue, Cambridge Biomedical Campus, Cambridge, CB2 0AA, United Kingdom. Percentage of beneficial ownership is based on 93,790,043 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of March 30, 2026.
(3)Amounts beneficially owned were reported pursuant to a Schedule 13G filed with the SEC on October 21, 2025. Consists of 5,527,970 ordinary shares. The principal business address for Novo Nordisk A/S is Novo Allé, 2880 Bagsvaerd, Denmark. The percentage of beneficial ownership is based on 93,790,043 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of March 30, 2026.
(4)Amounts beneficially owned were reported pursuant to a Schedule 13D amendment filed with the SEC on May 7, 2025. Consists of 6,389,406 ordinary shares. The principal business address for Bpifrance Participations S.A. is 27-31, avenue du Général Leclerc, 94 710

Maisons Alfort Cedex, France. Bpifrance S.A. may be deemed to be the beneficial owner of 6,389,406 ordinary shares (corresponding to 6,389,406 voting rights), indirectly through its ownership of Bpifrance Participations S.A. The principal business address for Bpifrance S.A. is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex, France. EPIC Bpifrance may be deemed to be the beneficial owner of 6,389,406 ordinary shares (corresponding to 6,389,406 voting rights), indirectly through its joint ownership and control of Bpifrance S.A. The principal business address for EPIC Bpifrance is 27-31, avenue du Général Leclerc, 94 710 Maisons Alfort Cedex, France. Caisse des Dépôts et consignations may be deemed to be the beneficial owner of (i) 6,389,406 ordinary shares, indirectly through its joint ownership and control of Bpifrance S.A., and (ii) 1,182,350 ordinary shares, indirectly through CDC Croissance S.A., its wholly-owned subsidiary. The principal business address for Caisse des Dépôts et consignations is c/o 56, rue de Lille, 75007 Paris, France. Percentage of beneficial ownership is based on 93,790,043 ordinary shares outstanding (excluding treasury shares held by the Issuer) as of March 30, 2026.
(5)n/a
(6)Consists of 374,192 ordinary shares and 450 preferred shares 2016 which are convertible into 58,500 ordinary shares (AGAP 2016).
(7)n/a
(8)Consists of 25,100 ordinary shares, 10,000 warrants which are exercisable since September 20, 2019 (BSA 2017) and 10,000 warrants which are exercisable since October 19, 2025 (BSA 2023).
(9)n/a
(10)Consists of 660 ordinary shares and 10,000 warrants which are exercisable since September 20, 2019 (BSA 2017).
(11) n/a
(12)Consists of 1,000 ordinary shares and 8,260 warrants which are exercisable since October 3, 2024 (BSA 2022).
(13) Consists of 2,500 ordinary shares.
(14) Consists of 136,249 ordinary shares and 50 preferred shares 2016 which are convertible into 6,500 ordinary shares (AGAP 2016).
(15) Consists of 75,143 ordinary shares.
(16) Consists of 50,668 ordinary shares.
(17) Consists of 29,572 ordinary shares and 15 preferred shares 2016 which are convertible into 1,950 ordinary shares (AGAP 2016).
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
B.Related Party Transactions.
Since January 1, 2025, the Company has engaged in the following transactions with members of its Leadership Team, Board of Directors and holders of more than 5% of its outstanding voting securities, and their respective affiliates, which Innate refers to as its related parties.
Arrangements with our Executive Officers and Directors
Director and Executive Officer Compensation
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Limitations on Liability and Indemnification Matters” for information regarding compensation of the members of the Supervisory and Executive Boards.
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
On January 3, 2024, following his appointment as Chief Operating Officer and member of the Executive Board, the Supervisory Board authorized the entry into an amendment to an employment contract between the Company and Yannis Morel, which includes, a fixed annual remuneration of €300,000 and a French pension contract of €5,662.02.
On January 3, 2024, following her appointment as a member of the Executive Board, the Supervisory Board authorized the entry into an amendment to an employment contract between the Company and Sonia Quaratino, which includes an individual bonus of 40% based on reaching certain specified targets, rising to 60% in the event of outperformance.
On October 1, 2024, the Supervisory Board authorized the entry into a consulting agreement with Kervrant Biotech, wholly owned by Hervé Brailly, former Chairman of the Management Board, in connection with an advisory and support assignment for the new Chairman of the Management Board, Jonathan Dickinson, during a transition period. The consulting agreement became effective on January 1, 2025, for a term expiring no later than May 31, 2025. It provided for fees of up to €10,000 (excluding VAT) per month, depending on the Company’s needs. During the financial year, the Company paid €8,000 in fees to Kervrant Biotech and €844.99 in expenses.
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
On May 22, 2025, following his appointment as Chief Executive Officer, the Board of Directors authorized the conclusion of a mandate agreement between the Company and Jonathan Dickinson, which includes the benefit of a retirement plan of €82,500, a health insurance plan of €14,550, housing expenses of €20,000 and a non-compete clause providing for an indemnity, equal to a gross amount equal to two years of fixed compensation (calculated on the basis of the last monthly fixed compensation amount) and variable compensation (calculated on the basis of the last variable compensation paid), to compensate the Chief Executive Officer for the non-competition period of 24 months after he no longer serves as Chief Executive Officer.
Indemnification Agreements
On May 22, 2025, the Company entered into indemnification agreements with Ms. Irina Staatz-Granzer, Mr. Jonathan Dickinson, Ms. Pascale Boissel, Ms. Sally Bennett, Ms. Véronique Chabernaud, Mr. Olivier Martinez (as representative of BPIFrance Participations), Mr. Marty Duvall, Mr. Christian Itin, who became members of our Board of Directors on May 22, 2025 pursuant to our transition from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors structure. We first entered into indemnification agreements with each of member of our then-existing Executive Board and

Supervisory Board (now the Board of Directors), and we have since entered into new agreements in relation to the abovementioned transition.
With certain exceptions and subject to limitations on indemnification under French law, indemnification agreements provide for indemnification for damages and expenses including, among other things, attorneys’ fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding arising out of his or her actions in that capacity. We have liability insurance for the members of our Executive Leadership Team and our Board of Directors. We believe that this insurance and these agreements are necessary to attract qualified members of the Executive Leadership Team and Board of Directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
See “Item 6. Directors, Senior Management and Employees—B. Compensation—Limitations on Liability and Indemnification Matters.
Transaction with Related Companies
From time to time, in the ordinary course of its business, the Company may contract for services from companies or institutions in which the CEO or certain members of its Board of Directors may serve as a director or advisor. The cost and provision of these services are negotiated on an arm's-length basis, and none of these arrangements are material.
Related Person Transaction Policy
The Company complies with French law regarding approval of transactions with related parties. On September 12, 2019, the Supervisory Board adopted a related person transaction policy (adopted by the Board of Directors on May 22, 2025) that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy became effective immediately upon the execution of the underwriting agreement for the October 2019 global offering. For purposes of its policy only, a related person transaction is a transaction, arrangement or similar contractual relationship, or any series of similar transactions, arrangements or relationships, in which the Company and any related person are, were or will be participants and the amount involved in the transaction exceeds $120,000, with the exception of usual transactions concluded under normal conditions. A related person is the CEO or any member of the Board of Directors or beneficial owner of more than 5% of any class of its voting securities, including any of their immediate family members and any entity owned or controlled by such persons.
Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, the management must present information regarding the related person transaction to the Board of Directors for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to Innate of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, the Company will collect information that the Company deems reasonably necessary from the CEO or each member of its Board of Directors and, to the extent feasible, significant shareholder to enable Innate to identify any existing or potential related-person transactions and to effectuate the terms of the policy.

In addition, under its Code of Ethics, which Innate Pharma adopted on May 22, 2025, its employees, executive officers and Board of Directors members have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest.
In considering related person transactions, the Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:
•the risks, costs and benefits to us;
•the impact on the independence of the CEO or a member of the Board of Directors in the event that the related person is the CEO or a member of the Board of Directors, an immediate family member of the CEO or a member of the Board of Directors or an entity with which the CEO or a member of the Board of Directors is affiliated;
•the availability of other sources for comparable services or products; and
•the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.
The policy requires that, in determining whether to approve, ratify or reject a related person transaction, the Board of Directors must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the Company's best interests and those of its shareholders, as the Board of Directors determines in the good faith exercise of its discretion.
All of the transactions described above were evaluated and approved by the Supervisory Board or the Board of Directors, as the case may be.
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
Subject to the requirements of French law and our by laws, dividends may only be distributed from our distributable profits, plus any amounts held in our available reserves which are reserves other than legal and statutory and revaluation surplus. Dividend distributions, if any in the future, will be made in euro and converted into U.S. dollars with respect to the ADSs, as provided in the deposit agreement. See the information set forth in our prospectus dated October 16, 2019, filed with the SEC pursuant to Rule 424(b), under the heading “Description of Share Capital” for more information.
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
Corporate Purpose (Article 3 of the Bylaws)
Our corporate purpose, directly or indirectly, in France or other countries is to:
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
Board of Directors (Articles 13 to 17 of the Bylaws)
The Company is managed by a Board of Directors, the minimum and maximum number of members of which are set by the applicable legal provisions.
No natural person may be appointed as a director, nor may his or her term of office be renewed, once he or she has reached the age of 70. As soon as the number of directors having reached the age of 70 exceeds one third of the directors in office, the oldest director shall be deemed to have resigned automatically; his or her term of office shall end on the date of the next Ordinary General Meeting.
The term of office of directors is three (3) years. Terms of office are renewed on a staggered basis so as to ensure regular renewal of the members of the Board in fractions that are as equal as possible. By way of exception, for the purposes of staggering, the Ordinary General Meeting may appoint a director for a term of one (1), two (2) or three (3) years.
Any outgoing director is eligible for reappointment.
Chairman of the Board of Directors – Secretary
The Board of Directors shall appoint from among its members a Chairman, who must be a natural person under the age of 70. Except in the case provided for in Article 18, where he or she also assumes the duties of Chief Executive Officer, the Chairman shall perform his or her duties for the entire duration of his or her term of office as director, under the conditions set forth in Article 13 above. The Chairman is eligible for reappointment.
The Chairman organizes and directs the work of the Board of Directors and reports thereon to the General Meeting.

He or she ensures the proper functioning of the Company’s governing bodies and, in particular, ensures that directors are in a position to fulfill their duties.
The Board may appoint a Secretary, who need not be a member of the Board, and shall determine the term of such Secretary’s office.
Deliberations of the Board
The Board of Directors shall meet as often as the interests of the Company so require, either at the registered office or at any other location indicated in the notice of meeting. Directors are convened to meetings of the Board by the Chairman by any means whatsoever, including verbally.
The Chief Executive Officer or at least one third (1/3) of the members of the Board of Directors may submit to the Chairman of the Board, by registered letter, a reasoned request to convene the Board. The Chairman must convene the Board on a date no later than fifteen (15) days following receipt of such request. Failing such convening within this period, the authors of the request may themselves convene the meeting, specifying the agenda thereof.
For the purposes of calculating quorum and majority, directors who participate in the meeting of the Board by means of telecommunications allowing their identification and ensuring their effective participation, in accordance with applicable legal and regulatory provisions, shall be deemed present. The Board’s Rules of Procedure may, where applicable, provide that certain decisions may not be taken at a Board meeting held under such conditions.
Meetings of the Board of Directors are chaired by the Chairman of the Board. In the absence of the Chairman, the Board of Directors shall designate, for each meeting, one of its members to chair the meeting.
Deliberations are taken in accordance with the quorum and majority conditions provided for by law.
Voting by correspondence by directors is authorized under the conditions provided for by law, applicable regulations and the Board’s Rules of Procedure.
By decision of the initiator of the consultation, decisions of the Board of Directors may be taken by written consultation, including by electronic means, without any physical meeting of the Board, with the exception of decisions relating to the removal of a corporate officer.
Any director may object to the use of written consultation. Such objection must be notified by any written means, including electronically, to the initiator of the consultation before expiry of the response period specified below. In the event of an objection, the initiator of the consultation shall promptly inform the other directors and convene a meeting of the Board. In case of urgency, the initiator of the consultation may set a shorter period for lodging objections.
The consultation shall take the form of a draft set of minutes expressly stating that it is a written consultation, together with the documents necessary for the decision-making process.
Each decision submitted shall be presented separately, with a response section (for/against/abstention) and a space allowing the director to explain his or her position.
The request for written consultation shall specify the period within which responses must be provided, which may not be less than two (2) business days following the date of dispatch of the request for written consultation, as well as the form of the response, which may, where applicable, be electronic. In case of urgency, the initiator of the consultation may set a shorter response period, provided that it is not shorter than the period referred to above for lodging objections.

Failing a response within the prescribed time period, the director shall be deemed not to have participated in the consultation and not to have cast a vote.
The decision shall be adopted if at least one half (1/2) of the directors have participated in the consultation and by a majority of the votes cast. In the event of a tie, the vote cast by the initiator of the consultation shall be decisive.
Powers of the Board of Directors
The Board of Directors determines the strategic orientations of the Company’s business and oversees their implementation, in accordance with the Company’s corporate interest, while taking into consideration the social and environmental issues related to its activities.
Subject to the powers expressly vested in shareholders’ general meetings and within the limits of the corporate purpose, the Board of Directors addresses any matter concerning the proper functioning of the Company and, through its deliberations, decides on matters relating thereto.
The Board of Directors carries out such inspections and verifications as it deems appropriate. Each director receives all information necessary for the performance of his or her duties and may obtain any documents he or she considers useful.
The Board of Directors may make any amendments necessary to the Articles of Association in order to bring them into compliance with applicable legal and regulatory provisions, subject to ratification of such amendments by the next Extraordinary General Meeting.
Committees
The Board appoints a committee, acting under its responsibility, responsible for monitoring matters relating to the preparation and control of accounting and financial information, in accordance with the conditions provided for by law.
The Board may appoint one or more additional committees responsible for examining matters referred to them by the Board or by the Chairman.
Chief Executive Officer (Article 18 of the Bylaws)
In accordance with applicable legal provisions, the executive management of the Company is exercised, under its responsibility, either by the Chairman of the Board of Directors or by another natural person appointed by the Board of Directors and holding the title of Chief Executive Officer.
The Board of Directors shall choose between these two methods for exercising executive management by a majority of the directors present or represented.
The Board of Directors appoints the Chief Executive Officer, from among its members or from outside them, who must be a natural person under the age of 70. The Chief Executive Officer is vested with the broadest powers to act in all circumstances on behalf of the Company. He or she exercises such powers within the limits of the corporate purpose and subject to those powers expressly conferred by law upon shareholders’ general meetings and the Board of Directors. He or she represents the Company in its dealings with third parties.
Where the executive management of the Company is exercised by the Chairman, the legal, regulatory or statutory provisions applicable to the Chief Executive Officer shall apply to him or her, with the exception of those relating to the age limit. In such case, he or she shall hold the title of Chairman and Chief Executive Officer (Président-Directeur Général) and shall perform his or her duties until the Ordinary General Meeting approving the financial statements for the past financial year, held during the year in which he or she reaches the age limit provided for in Article 14.

Upon proposal of the Chief Executive Officer, whether such position is held by the Chairman of the Board or by another person, the Board of Directors may appoint up to a maximum of five (5) persons to assist the Chief Executive Officer, with the title of Deputy Chief Executive Officer.
In agreement with the Chief Executive Officer, the Board of Directors shall determine the scope and duration of the powers granted to the Deputy Chief Executive Officers.
With respect to third parties, the Deputy Chief Executive Officer(s) shall have the same powers as the Chief Executive Officer.
Observers (Article 19 of the Bylaws)
The Board of Directors may, at its discretion, appoint one or more observers (censeurs), whether legal entities or natural persons, whether or not shareholders, for a term of office expiring at the shareholders’ general meeting called to approve the financial statements for the last financial year ended after the first anniversary of their appointment. Such term of office may be renewed without limitation.
Corporate observers shall be represented by their legal representatives or by any duly authorized natural person appointed for this purpose.
Observers shall be convened and shall attend all meetings of the Board of Directors in an advisory capacity only, under the same conditions as those applicable to members of the Board of Directors. They shall receive the same information and communications as the members of the Board and shall be subject to the same obligations of confidentiality and discretion.
General Meeting of Shareholders (Articles 21 to 24 of the Bylaws)
General Meetings of shareholders are called by the Board of Directors. They can also be called by the auditor(s) or an officer appointed by a court upon request, by any interested party or by the Works Council in an emergency, by one or more shareholders holding at least five percent of the ordinary shares or by an association of our shareholders. Meetings are held at our registered offices or at any other location indicated in the convening notice.
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
The General Meeting of shareholders may only take action on items on the agenda. However, it may dismiss and replace one or more members of the Board of Directors at any time. The General Meeting may also dismiss the CEO. One or more shareholders representing at least the percentage of share capital fixed by law, and acting according to the legally required conditions and deadlines, are allowed to request that items and/or draft resolutions be added to the agenda of the General Meeting of shareholders.
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
AstraZeneca
Co-Development Agreement (IPH2201 - monalizumab)
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

Under the Co-Development Agreement, the Company is required to collaborate with AstraZeneca to develop and commercialize licensed products. AstraZeneca is the lead party in developing the licensed products and licensed product in certain major markets. Each party will have to use commercially reasonable efforts to complete certain development activities in accordance with a specified development plan.
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
Collaboration and Option Agreement with AstraZeneca relating to CD39
In October 2018, the Company entered into a collaboration and option agreement relating to IPH5201, or the CD39 Option Agreement, with MedImmune, which Innate refers to as AstraZeneca. The Company received an initial payment of $50 million under this agreement, $26 million of which was received in October 2018 and $24 million of which was received in January 2019. Pursuant to the CD39 Option Agreement, the Company granted to AstraZeneca an exclusive option to obtain an exclusive license to certain of its patents and know-how to develop and commercialize licensed products, including IPH5201 in the field of the diagnosis, prevention and treatment of all diseases and conditions in humans or animals, subject to certain limitations.
Under the CD39 Option Agreement, the Company must collaborate with AstraZeneca to develop CD39 option products. Prior to the expiration of the option period, the Company and AstraZeneca are subject to certain non-compete obligations.
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
Unless earlier terminated, the term of the CD39 Option Agreement will expire on the earlier of exercise of the option or expiration of the option period in the event that AstraZeneca does not exercise the option. The Company may terminate the CD39 Option Agreement if AstraZeneca challenges any option patent. AstraZeneca may terminate the CD39 Option Agreement in its entirety for convenience at any time effective upon three months’ prior written notice to the Company. Either party may terminate the CD39 Option Agreement in the event of an uncured material breach by the other party or for certain bankruptcy or insolvency events involving the other party.
CD39 Co-Development and License Agreement Upon Option Exercise by AstraZeneca
Upon exercise of the option under the CD39 Option Agreement, the Company would enter into a co-development and license agreement with AstraZeneca, or the CD39 Potential License Agreement. Under the CD39 Potential License Agreement, the Company would grant to AstraZeneca a worldwide, exclusive license, subject to certain exclusions, to certain of its patents and know-how regarding, among other things, its IPH5201 candidate, to develop, manufacture and commercialize licensed products in the field of diagnosis, prevention and treatment of diseases and conditions in humans and in animals, subject to certain limitations. The Company would retain certain rights under the licensed patents and know-how to, among other things, co-promote licensed products in certain European countries, pursuant to its option to co-promote.
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
In 2020, the Company made a payment to Novo Nordisk A/S of €1 million under the 2017 Novo Agreement, covered by Bpifrance funding, in respect of the start of a Phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia. In July 2021, based on the Phase 2 clinical trial of avdoralimab in COVID-19 patients with severe pneumonia, results of which did not meet its primary endpoints in all three cohorts of the trial, the Company has stopped exploring avdoralimab in COVID-19.
Following a strategic review in 2021, the Company was solely pursuing avdoralimab in bullous pemphigoid ("BP"), an inflammatory disease, through an investigator-sponsored study and stopped further development in all other indications.
In last quarter of 2022, the Company was informed by the Sponsor, the Centre Hospitalier Universitaire de Nice, that the ongoing Phase 2 study for the treatment of BP would be discontinued. Consequently, the Company decided to stop further development in the BP indication. In 2025, the Company decided to remove avdoralimab from its balance sheet.
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

The Company will work together with Sanofi on the generation and evaluation of up to two bispecific NK cell engagers, using its technology and Sanofi’s tumor targets. Under the terms of the license agreement, Sanofi will be responsible for the development, manufacturing and commercialization of products resulting from the research collaboration. The Company was eligible for up to €400.0 million in payments, primarily upon the achievement of development and commercial milestones, as well as royalties ranging from a mid to high single-digit percentage on net sales. This amount now stands at €192 million as Innate Pharma regained the rights on IPH6101/SAR443579.
On January 5, 2021, the Company announced that Sanofi has made the decision to progress IPH6101/SAR443579 into investigational new drug (IND) enabling studies. IPH6101/SAR443579 is a NKp46-based NK cell engager (NKCE) using Innate’s proprietary multi-specific antibody format. The decision triggered a €7 million milestone payment from Sanofi to Innate. Sanofi will be responsible for all future development, manufacturing and commercialization of IPH6101/SAR443579. Additionally, in January 2021, a GLP-toxicology study was initiated for the IPH6101/SAR443579 program. In December 2021, the Company announced that the first patient was dosed in a Phase 1/2 clinical trial, evaluating IPH6101/SAR443579, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk-myelodysplastic syndrome (HR-MDS). The start of the trial triggered a milestone payment. The Company received €3.0 million from Sanofi following the initiation of a GLP-tox Study and the launching of the first Phase 1 clinical trial in humans in relapsed of refractory AML with IPH6101/SAR443579, respectively in January and December 2021.
In April 2024, Sanofi advanced SAR’579 / IPH6101, to the Phase 2 preliminary dose expansion of the trial. Under the terms of the research collaboration and licensing agreement, the progression to the dose expansion part of the trial triggered a milestone payment from Sanofi to Innate of €4 million.
On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET®), effective as of June 30, 2025. Innate regained its rights on July 1, 2025. The Company received the product data from Sanofi relating to the Sanofi-led Phase 1/2 study and Phase 2 preliminary dose expansion of the trial. Under the terms of 2016 license agreement, Sanofi will be eligible to milestone payments upon achievement of regulatory marketing authorizations as well as single-digit percentage royalties on future net sales.
On April 22, 2025, Sanofi and Innate entered into an investment agreement pursuant to which, on April 24, 2025, Sanofi subscribed to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium).
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
The Company announced on March 27, 2025, that the clinical study will be terminated early as Sanofi will now pursue the development of IPH6401/SAR'514, a trifunctional anti-BCMA NK-cell engager, in autoimmune indications. In early 2026, Sanofi announced it had deprioritized the development of IPH6401/SAR’514. Sanofi retains exclusive development and commercialization rights, and the license terms remain unchanged.
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
Under the terms of the research collaboration and license agreement, Innate received in March 2023 €25 million as upfront payment and will receive, during the term of the Research and Collaboration Agreement, up to €1.35 billion total in preclinical, clinical, regulatory and commercial milestones plus royalties on potential net sales.
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
Orega
Orega License Agreement with Orega relating to IPH5201
Pursuant to its licensing agreement with Orega Biotech, Innate acquired an exclusive license to Orega Biotech’s intellectual property rights relating to its anti-CD39 checkpoint inhibitor program. As of December 31, 2018, the Company had paid a total amount of €1.8 million to Orega Biotech for the acquisition of these intellectual property rights, and in June 2019, the Company paid Orega Biotech €7.0 million in relation to the anti-CD39 program as consideration relating to the 2018 AZ Option Agreement. Following the dosing of the first patient on March 9, 2020 in the IPH5201 Phase 1 clinical trial,

AstraZeneca made a $5 million milestone payment pursuant to Innate’s collaboration agreement with AstraZeneca and Innate made a €2.5 million milestone payment in April 2020 and a €0.2 million milestone payment in June 2020 to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS. In June 2022, Innate received a $5 million milestone payment from AstraZeneca upon signature of an amendment to the 2018 CD39 Option Agreement (see above) and made a €0.6 million milestone payment to Orega Biotech SAS pursuant to its licensing agreement with Orega Biotech SAS.
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
The summaries provided above do not purport to be complete and are qualified in their entirety by reference to the complete agreements, where filed, for these that are attached as exhibits to this Annual Report on Form 20-F. For additional information on the Company's material contracts, please see “Item 4. Information on the Company,” “Item 6. Directors, Senior Management and Employees,” and “Item 7.B. Related Party Transactions” of this Annual Report on 20-F.
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
The market value of the assets may be determined in large part by reference to the market price of the ADSs and its ordinary shares. Therefore, fluctuations in the market price of the ordinary shares or ADSs may result in the Company being a PFIC for any taxable year. Whether the Company is a PFIC for any taxable year will depend on income, assets, activities and market capitalization in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that the Company will not be a PFIC in any taxable year. The Company does not believe it was characterized as a PFIC in its taxable year ended December 31, 2025. However, there can be no assurance that the Company will not be a PFIC in the current year or for any future taxable year. Its U.S. counsel expresses no opinion regarding its conclusions or its expectations regarding its PFIC status.
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
The French Finance Bill for 2026 (Loi de finances pour 2026), adopted by the French Parliament on February 2, 2026, remains subject to review by the French Constitutional Council prior to its official promulgation. However, no material amendments are expected to result from such review, and the version currently adopted of the French Finance Bill for 2026 is not expected to entail material tax consequences for US holders purchasing, owning and disposing of ordinary shares of ADSs.
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
Tax on Sale or other Disposals
As a matter of principles, under French tax law subject to limited exemptions, and to the extent Innate is not a real estate company for the purpose of Article 244 bis A of the French Tax Code (Code général des

impôts, the “FTC”), a U.S. Holder should not be subject to any French tax on any capital gain from the sale, exchange, repurchase or redemption by Innate of ordinary shares or ADSs, provided such U.S. Holder is not a French tax resident for French tax purposes and has not held more than 25% of the dividend rights, known as “droits aux bénéfices sociaux,” at any time during the preceding five years, either directly or indirectly, and, as relates to individuals, alone or with relatives it has not transferred ordinary shares or ADSs as part of redemption by Innate, in which case the proceeds may under certain circumstances be partially or fully characterized as dividends under French domestic law and, as result, be subject to French dividend withholding tax.
As an exception, a U.S. Holder resident established or incorporated in certain non-cooperative States or territories as defined in Article 238-0 A of the FTC should be subject to a 75% withholding tax in France on any such capital gain, regardless of the fraction of the dividend rights it holds, subject to safe-harbor provisions and the more favorable provisions of the U.S.-France Tax Treaty. The list of non-cooperative State or territory is published by decree and is in principle updated annually. This list was last updated on 18 April 2025, and currently includes Antigua and Barbuda, American Samoa, Anguilla, Fiji, Guam, Palau, Panama, Russia, Samoa, Turks and Caicos Islands, Trinidad and Tobago, the United States Virgin Islands and Vanuatu. States referred to in Article 238-0 A, 2 bis-2° of the FTC, and thus outside of the scope of Article 244 bis B of the FTC, are currently Antigua and Barbuda, Fiji, Guam, United States Virgin Islands, Palaos, Panama, Russia, Samoa, American Samoa, Trinidad and Tobago and Turk and Caicos.
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
Liquidity risk
The Company’s cash management is handled by the Finance Department, which manages current and projected financing and ensures the Company’s ability to meet its financial obligations by maintaining a level of cash and cash equivalents consistent with its payment schedules. As of December 31, 2025, cash and cash equivalents and current financial assets, consisting of readily available financial instruments, amounted to €34.3 million, which represents a horizon extending until the end of the third quarter of 2026.
The Company’s assets are evenly distributed among first-rate banks (S&P A+ rating).
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
Innate's revenue denominated in U.S. dollars has represented approximately 29%, 52% and 86% of revenue in the years ended December 31, 2023, 2024 and 2025, respectively. Payments in U.S. dollars represented approximately 43%, 35%, and 26% of the payments in the years ended December 31, 2023, 2024 and 2025, respectively. In order to cover this foreign currency exchange rate risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and September 2020. The Company kept the entire U.S dollars portion of the proceeds received from its October 2019 global offering in U.S dollars. The Company does not use hedging instruments in its current operations. Refer to Item 3.D. Risk Factors - Innate's business may be exposed to foreign exchange risks.
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
See Note 3 to our consolidated financial statements for more information on these and other market risks.

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
Depositary Payments for 2025
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies.
Not applicable.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.
Not applicable
Item 15. Controls and Procedures.
Disclosure Controls and Procedures
The management, with the participation of the Chief Executive Officer (principal executive officer) and the Chief Financial Officer (principal financial officer), after evaluating the effectiveness of the disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), as of December 31, 2025, have concluded that, the disclosure controls and procedures were effective as of December 31, 2025.
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
Based on that evaluation under these criteria, the management concluded that, as of December 31, 2025, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of its financial reporting and the preparation of its financial statements for external purposes, in accordance with IFRS Accounting Standards (IFRS) principles.
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
Attestation Report of the Registered Public Accounting Firm
The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Associés and PricewaterhouseCoopers Audit, independent registered public accounting firms, as stated in their report on the Company’s internal control over financial reporting as of December 31, 2025, which is included under “Item 17. Financial Statements” on page F-2.
Changes in Internal Control over Financial Reporting
There were no changes in the internal control over financial reporting during the year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the internal control over financial reporting.

Item 16. Reserved.
Not applicable.
Item 16A. Audit Committees Financial Expert.
Innate's Board of Directors has determined that Pascale Boissel is an "audit committee financial expert" as defined by SEC rules and regulations and each of the members of the Audit Committee has the requisite financial sophistication under the applicable rules and regulations of the Nasdaq Stock Market. Pascale Boissel, Bpifrance, represented by Olivier Martinez, and Sally Bennett are independent as such term is defined in Rule 10A-3 under the Exchange Act and under the listing standards of the Nasdaq Stock Market.
Item 16B. Code of Ethics.
The Company has adopted a Code of Business Conduct and Ethics, or the Code of Ethics, as amended on May 22, 2025 and as adopted by the Board of Directors, that is applicable to all of its employees, executive officers and directors. A copy of the Code of Ethics is available on its website at https://investors.innate-pharma.com/English/investors/governance/governance-documents/default.aspx. The Audit and Sustainability Committee of its Board of Directors is responsible for overseeing the Code of Ethics and must approve any waivers of the Code of Ethics for employees, executive officers and directors. The Company expects that any amendments to the Code of Ethics, or any waivers of its requirements, will be disclosed on its website.
Item 16C. Principal Accountant Fees and Services.
Deloitte & Associés and PricewaterhouseCoopers Audit served as the independent registered public accounting firm for 2024 and 2025. The accountants billed the following fees to Innate for professional services in each of those fiscal years, all of which were approved by the Audit Committee:

	Year ended	Year ended December 31,	Year ended		Year ended December 31,
	2024			2025
(in thousands of euro)	Deloitte & Associés	PwC	Total	Deloitte & Associés	PwC	Total
Audit fees	573	525	1,098	516	516	1,032
Audit related fees	158	50	208	127	133	260
Total	731	575	1,306	643	649	1,292

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
“Tax fees” are the aggregate fees billed for professional services rendered by Deloitte & Associés and PricewaterhouseCoopers Audit for tax compliance, tax advice, and tax planning services.
“Other fees” are any additional amounts billed for products and services provided by Deloitte & Associés and PricewaterhouseCoopers Audit.
There were no “Tax Fees” or “Other Fees” billed or paid during 2024 or 2025.
Audit and Non-Audit Services Pre-Approval Policy
The Audit and Sustainability Committee has responsibility for appointing, setting compensation of and overseeing the work of the independent registered public accounting firm. In recognition of this responsibility, the Audit and Sustainability Committee has adopted a policy governing the pre-approval of all audit and permitted non-audit services performed by the independent registered public accounting firm to ensure that the provision of such services does not impair the independent registered public accounting firm’s independence from Innate and the management. Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval from the Audit and Sustainability Committee, it requires specific pre-approval by the Audit and Sustainability Committee. The payment for any proposed services in excess of pre-approved cost levels requires specific pre-approval by the Audit and Sustainability Committee.
Pursuant to its pre-approval policy, the Audit and Sustainability Committee may delegate its authority to pre-approve services to the chairperson of the Audit and Sustainability Committee. The decisions of the chairperson to grant pre-approvals must be presented to the full Audit and Sustainability Committee at its next scheduled meeting. The Audit and Sustainability Committee may not delegate its responsibilities to pre-approve services to the management.
The Audit and Sustainability Committee has considered the non-audit services provided by Deloitte & Associés and PricewaterhouseCoopers Audit as described above and believes that they are compatible with maintaining Deloitte & Associés’s and PricewaterhouseCoopers Audit's independence as the independent registered public accounting firms.

Item 16D. Exemptions from the Listing Standards for Audit and Sustainability Committees.
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant.
There has been no change in independent accountants of the Company during the two most recent fiscal years or any subsequent interim period except as previously reported in our Annual Report on Form 20-F for the year ended December 31, 2024 filed with the SEC on April 30, 2025. In addition, there have been no disagreements of the type required to be disclosed by Item 16F(b) of the instructions to Form 20-F.
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
Certain corporate governance practices in France may differ significantly from Nasdaq’s corporate governance listing standards. For example, while Nasdaq Listing Rule 5605(b) would require a majority of the Board of Directors to be independent, neither the corporate laws of France, nor the Middlenext corporate governance code nor the Company's bylaws require that (i) a majority of the members of our Board of Directors be independent or (ii) the independent members of the Board of Directors hold regularly scheduled meetings at which only independent members of the Board of Directors are present. However, the Middlenext code recommends that at least two members of the Board of Directors be independent (as such term is defined under the code). Currently, seven out of eight members of the Company’s Board of Directors are independent and therefore the Board of Directors meets both the Middlenext requirement and the Nasdaq requirement for independence; however, in the future the Board composition could change such that the Company only meets the Middlenext requirement, but not the Nasdaq requirement for independence.
Moreover, in accordance with French law, each of the committees of our Board of Directors will only have an advisory role and can only make recommendations to our Board of Directors. As a result, decisions will be made by our Board of Directors taking into account nonbinding recommendations of the relevant Board of Directors committee.
With respect to the Audit and Sustainability Committee, as a foreign private issuer, the Sarbanes-Oxley Act of 2002 and the Nasdaq listing rules require that our Audit and Sustainability Committee be composed of at least three independent members. Rule 10A-3 under the Exchange Act provides that the Audit Committee must have direct responsibility for the nomination, compensation and choice of the auditors, as well as control over the performance of their duties, management of complaints made, and selection of consultants. Under Rule 10A-3, if the laws of a foreign private issuer’s home country require that any such matter be approved by our Board of Directors or the shareholders of the Company, the Audit and Sustainability Committee’s responsibilities or powers with respect to such matter may instead be advisory. Under French law, the Audit and Sustainability Committee may only have an advisory role and appointment of the statutory auditors, in particular, must be decided by the shareholders at the annual meeting.
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
Finally, the Company follows French law with respect to shareholder approval requirements in lieu of the various shareholder approval requirements of Nasdaq Listing Rule 5635, which requires a Nasdaq listed company to obtain shareholder approval prior to certain issuances of securities, including: (a) issuances in connection with the acquisition of the stock or assets of another company if upon issuance the issued shares will equal 20% or more of the number of shares or voting power outstanding prior to the issuance, or if certain specified persons have a 5% or greater interest in the assets or company to be acquired (Nasdaq Listing Rule 5635(a)); (b) issuances or potential issuances that will result in a change of control of us (Nasdaq Listing Rule 5635(b)); (c) issuances in connection with equity compensation arrangements (Nasdaq Listing Rule 5635(c)); and (d) 20% or greater issuances in transactions other than public offerings, as defined in the Nasdaq rules (Nasdaq Listing Rule 5635(d)). Under French law, the Company’s shareholders may approve issuances of equity, as a general matter, through the adoption of delegation of authority resolutions at the Company’s meeting of shareholders pursuant to which shareholders may delegate their authority to the Board of Directors to increase the Company’s share capital within specified parameters set by the shareholders, which may include a time limitation to carry out the share capital increase, the cancellation of their preferential subscription rights to the benefit of named persons or a category of persons, specified price limitations and/or specific or aggregate limitations on the size of the share capital increase. Due to differences between French law and corporate governance practices and Nasdaq Listing Rule 5635, the Company follows French home country practice, rather than complying with this Nasdaq Listing Rule.
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
As of the filing of this Form 20-F, the Company is not aware of any cyber-attacks that have occurred since the beginning of 2025 that have materially affected, or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition. Although we have put in place the cybersecurity processes described above, we remain exposed to cybersecurity attacks and incidents and misuse or manipulation of any of our IT systems, which could have a material adverse effect on our business strategy, results of operations or financial condition. See “Risk Factors – Risks Related to Innate Pharma's Organization and Operations” in Item 3.D. of this Annual Report.

PART III
Item 17. Financial Statements.
See "Item 18. Financial Statements" of this Annual Report.
Item 18. Financial Statements.
See the financial statements beginning on page F-l of this Annual Report.
Item 19. Exhibits.
The following exhibits are filed as part of this Annual Report:

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
1.1*	By-laws (status) of the registrant (English translation)
2.1	Form of Deposit Agreement	F-1	333-233865	4.1	10/04/19
2.2	Form of American Depositary Receipt (included in Exhibit 2.1)	F-1	333-233865	4.2	10/04/19
2.3*	Description of Securities registered under Section 12 of the Exchange Act
4.1†	Co-Development and License Agreement between Innate Pharma S.A. and MedImmune Limited, dated April 24, 2015, as amended to date.	F-1	333-233865	10.1	09/20/19
4.2†	Termination and Transition Agreement, between Innate Pharma SA. and MedImmune Limited, dated June 30, 2021, as amended to date	20-F	001-39084	4.2	04/04/22
4.3†	Amendment and Restatement Agreement of the Collaboration and Option Agreement Relating to CD39, between Innate Pharma S.A. and MedImmune Limited, dated April 16, 2019.	F-1	333-233865	10.3	09/20/19
4.4†	Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S, dated March 28, 2006, as amended to date.	F-1	333-233865	10.4	09/20/19
4.4.1	Amendment No. 9 to Joint Research, Development, Option and License Agreement between Innate Pharma S.A. and Novo Nordisk A/S dated March 28, 2006, dated July 18, 2024	20-F	001-39084	4.4.1	04/30/25
4.5†	Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated June 9, 2008 (English translation).	F-1	333-233865	10.5	09/20/19
4.6†	Amendment to Finance Lease Agreement between Innate Pharma S.A. and Sogebail S.A., dated September 29, 2016 (English translation).	F-1	333-233865	10.6	09/20/19
4.7†	Loan Agreement with Société Générale, dated December 22, 2021 (English translation)	20-F	001-39084	4.7	04/04/22
4.8†	Loan Agreement with BNP Paribas, dated December 17, 2021 (English translation)	20-F	001-39084	4.8	04/04/22

Exhibit Number	Description of Exhibit	Schedule/ Form	File Number	Exhibit	File Date
4.9†	Research Collaboration and License Agreement between Innate Pharma S.A. and Genzyme, Corporation, dated December 16, 2022	20-F/A	001-39084	4.9	04/20/23
8.1	List of subsidiaries of the registrant	F-1	333-233865	21.1	09/20/19
11.1	Market Ethics Charter	20-F	001-39084	11.1	04/30/25
12.1*	Certificate of Principal Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by the Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by the Principal Executive Officer and the Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Deloitte & Associés
15.2*	Consent of PricewaterhouseCoopers Audit
97.1*	Executive Compensation Clawback Policy
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
*Filed herewith.
**Furnished herewith.
†Certain portions of this exhibit have been omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
Innate Pharma S.A.
By: /s/ Jonathan Dickinson
Name: Jonathan Dickinson.
Title: Chief Executive Officer
Date: April 1, 2026

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the shareholders and the Board of Directors of Innate Pharma S.A.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Innate Pharma S.A. and its subsidiary (the “Company”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income (loss), change in shareholders’ equity, and cash flows, for each of the two years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2025, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 1st, 2026 expressed an unqualified opinion on the Company’s internal control over financial reporting.
Substantial Doubt about the Company’s Ability to Continue as a Going Concern
The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2.a “Basis of preparation” to the consolidated financial statements, as of the date of the issuance of the consolidated financial statements and based on its current operations, plans, and assumptions, the Company estimates that its cash and cash equivalents are not sufficient to fund its operations beyond the third quarter of 2026. As such, cash and cash equivalents are not sufficient to fund operations for the next 12 months from the date of issuance of the consolidated financial statements. These conditions and events raise material uncertainty (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2.a “Basis of preparation”. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are public accounting firms registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Revenue and collaboration liabilities from collaboration and licensing agreements
Critical Audit Matter Description
As described in Notes 2.p and 13.1, the Company’s revenue results primarily from payments received in relation to research, collaboration and licensing agreements. The Company may promise licenses as well as research and development services. Management determines if the promises included in the contract are distinct (therefore recognized separately as revenue) or if they have to be combined as a single performance obligation. When promises are considered a single performance obligation, management determines if the combined performance obligation is satisfied over time or at a point in time. If satisfied over time, revenue recognition is based on the percentage of completion of the costs to be incurred. When promises are considered separate performance obligations, revenue is allocated to each obligation proportionally to its transaction price, which corresponds to a price each performance obligation would have been sold in the context of a separate transaction. Amounts due by the Company in relation to cost-sharing are recorded as collaboration liability.
The Company has recognized revenue and contract liabilities for the fiscal year 2025 from collaboration agreements, of which:
(i) Co-development and commercialization agreement with AstraZeneca signed in 2015 for the product Monalizumab and a multi-term agreement signed in 2018 and subsequent amendment signed in 2020 granting the entirety of the oncology rights to Monalizumab. The execution of these agreements resulted in:
–recognized revenue of 0,2 million euros for the year ended December 31, 2025, and
–collaboration liabilities of 38,2 million euros as of December 31, 2025.
(ii) Research collaboration and license agreement with Sanofi signed in 2022 for the ANKET® program for the development of "NK Cell engagers first-in-class". The execution of these agreements resulted in:
–recognized revenue of 0,4 million euros for the year ended December 31, 2025, and
–deferred revenues of 2,8 million euros as of December 31, 2025.
sessing the revenue recognition and collaboration liabilities accounting treatment of such complex agreements, Management considers the contractual terms that could impact performance obligations, transaction price allocation, and the timing of revenue recognition and change in the collaboration liabilities. This assessment involves significant judgements from Management.

The principal considerations for our determination that performing procedures relating to Revenue and collaboration liabilities from collaboration and licensing agreements is a critical audit matter are (i) the significant judgment by management in identifying the performance obligations, determining and allocating the transaction price, and assessing the timing of the revenue recognition and evolution of the collaboration liabilities, including significant judgments and assumptions on a contract by contract basis and (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to management’s assessment of the accounting treatment of collaboration and licensing agreements including revenue recognition and collaboration liabilities.
How the Critical Audit Matter was Addressed in the Audit
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment of the revenue recognition. These procedures also included, among others,
(i) analyzing the accounting position papers prepared by management in accordance with applicable accounting principles,
(ii) obtaining and evaluating the agreements and amendments signed between Innate Pharma and its partners to assess the potential impacts on performance obligations, transaction price determination and allocation, and the timing of revenue recognition,
(iii) confirming with AstraZeneca the repayment costs impacting the collaboration liabilities and amounts due at year-end,
(iv) evaluating the reasonableness of collaboration liabilities by obtaining key operational documents such as related clinical project budgets and comparing with collaboration progress discussions or documentation between the Company and AstraZeneca,
(v) evaluating the sufficiency of the note to the consolidated financial statements “13.1- Revenue from collaboration and licensing agreements”.

/s/ Deloitte & Associés /s/ PricewaterhouseCoopers Audit

Le Bouscat, France and Lyon, France

April 1st, 2026

Deloitte & Associés and PricewaterhouseCoopers Audit have served as the Company’s auditor since 2014 and 2024, respectively.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of Innate Pharma S.A.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Innate Pharma S.A. and its subsidiary (the “Company”) as of December 31, 2023, the related consolidated statements of income (loss), comprehensive income (loss), change in shareholders’ equity, and cash flows, for each of the year ended December 31, 2023, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended, in conformity with IFRS Accounting Standards as issued by the International Accounting Standards Board.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.
/s/ Deloitte & Associés

Paris la Défense, France
April 3, 2024 (April 30, 2025 as to the effects of the offset of deferred taxes presentation described in Note 16)

Deloitte & Associés have served as the Company’s auditor since 2014.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS
To the shareholders and the Board of Directors of Innate Pharma S.A.

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of Innate Pharma S.A. and its subsidiary (the “Company”) as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control — Integrated Framework (2013) issued by the COSO.
We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), consolidated statements of financial position of the Company as of December 31, 2025, the related consolidated statements of income (loss), comprehensive income (loss), changes in shareholders’ equity and cash flows for the year ended December 31, 2025 and our report dated April 1st, 2026 expressed an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph regarding the Substantial Doubt about the Company’s Ability to Continue as a Going Concern.
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

/s/ Deloitte & Associés /s/ PricewaterhouseCoopers Audit

Le Bouscat, France and Lyon, France

April 1st, 2026

Deloitte & Associés and PricewaterhouseCoopers Audit have served as the Company’s auditor since 2014 and 2024, respectively.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(amounts in thousands of euro)

	Year Ended December 31,
	Note	2023	2024	2025
ASSETS
Non-current assets
Intangible assets	6	416	—	—
Property and equipment	7	6,322	5,133	4,356
Non-current financial assets	4	9,796	10,281	10,455
Other non-current assets		87	575	947
Trade receivables and others - non-current	5	10,554	9,328	251
Total non-current assets		27,175	25,317	16,009
Current assets
Cash and cash equivalents	4	70,605	66,396	28,092
Short-term investments	4	21,851	14,374	6,218
Trade receivables and others - current	5	55,557	4,972	12,400
Total current assets		148,013	85,742	46,710
TOTAL ASSETS		175,187	111,059	62,719

LIABILITIES AND SHAREHOLDERS' EQUITY
Shareholders' equity
Share capital	11	4,044	4,192	4,687
Share premium	11	384,255	390,979	408,033
Retained earnings		(329,323)	(336,893)	(386,365)
Other reserves		495	27	1,118
Net income (loss)		(7,570)	(49,471)	(49,177)
Total shareholders’ equity		51,901	8,834	(21,704)
Non-current liabilities
Collaboration liabilities – non-current portion	13	45,030	41,128	31,748
Financial liabilities – non-current portion	9	30,957	22,286	13,771
Defined benefit obligations	10	2,441	2,730	1,923
Deferred revenue – non-current portion	13	4,618	2,825	—
Provisions – non-current portion	18	603	274	332
Total non-current liabilities		83,650	69,243	47,774
Current liabilities
Trade payables and others	8	17,018	16,007	15,042
Collaboration liabilities – current portion	13	7,647	7,443	6,501
Financial liabilities – current portion	9	8,936	8,709	8,802
Deferred revenue – current portion	13	5,865	616	2,825
Provisions – current portion	17	171	207	3,479
Total current liabilities		39,636	32,982	36,649
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		175,187	111,059	62,719

CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(amounts in thousands of euro, except share and per share data)

		Year ended December 31,
	Note	2023	2024	2025
Revenue and other income
Revenue from collaboration and licensing agreements	13	51,901	12,622	2,787
Government financing for research expenditures	13	9,729	7,488	6,205
Other income		11	11	13
Total revenue and other income		61,641	20,121	9,005
Operating expenses
Research and development expenses	14	(56,022)	(51,980)	(43,620)
General and administrative expenses	14	(18,288)	(19,716)	(19,394)
Impairment of intangible assets	6	—	—	—
Total operating expenses		(74,310)	(71,696)	(63,013)
Operating income (loss)		(12,669)	(51,575)	(54,008)
Financial income	15	6,934	6,079	7,951
Financial expenses	15	(1,835)	(3,975)	(3,120)
Net financial income (loss)		5,099	2,104	4,831
Net income (loss) before tax		(7,570)	(49,471)	(49,177)
Income tax expense	16	—	—	—
Net income (loss) from continuing operations		(7,570)	(49,471)	(49,177)
Net income (loss)		(7,570)	(49,471)	(49,177)
Basic income (loss) per share (€/share)	20	(0.09)	(0.61)	(0.55)
Diluted income (loss) per share (€/share)	20	(0.09)	(0.61)	(0.55)
- Basic income (loss) per share from continuing operations	20	(0.09)	(0.61)	(0.55)
- Diluted income (loss) per share from continuing operations	20	(0.09)	(0.61)	(0.55)
- Basic income (loss) per share from discontinued operations	20	—	—	—
- Diluted income (loss) per share from discontinued operations	20	—	—	—

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(amounts in thousands of euro)

(In thousands of euro)	Year Ended December 31,
	Note	2023	2024	2025
Net income (loss) for the period		(7,570)	(49,471)	(49,177)
Elements which will be reclassified in the consolidated statement of income (loss):
Change in fair value of short-term investments and non-current financial assets	4	—	—	—
Foreign currency translation gain (loss)		276	(504)	997
Items which will not be reclassified in the consolidated statement of income (loss):
Actuarial gains and (losses) related to defined benefit obligations	10	394	36	94
Other comprehensive income (loss)		670	(468)	1,091
Total comprehensive income (loss)		(6,900)	(49,939)	(48,086)

CONSOLIDATED STATEMENT OF CASH FLOWS

(amounts in thousands of euro)	Year Ended December 31,
	Note	2023	2024	2025

Net income (loss)		(7,570)	(49,471)	(49,177)
Reconciliation of the net income (loss) and the cash generated from (used for) the operating activities
Depreciation and amortization, net	6, 7	5,091	1,994	1,384
Employee benefits costs	10	285	324	(807)
Change in provisions		(966)	(293)	3,330
Share-based compensation expense	11	4,256	3,944	2,567
Change in fair value of financial assets	4	(1,592)	(1,335)	(451)
Foreign exchange (gains) losses on financial assets	4	544	(885)	1,362
Change in accrued interests on financial assets	4	—	(380)	(352)
Gains (losses) on assets and other financial assets		(991)	—	—
Disposal of property and equipment (scrapping)	6, 7	470	20	23
Other profit or loss items with no cash effect		6	24	(2)
Operating cash flow before change in working capital		(467)	(46,058)	(42,123)
Change in working capital		(32,092)	39,162	(10,632)
Net cash generated from / (used in) operating activities (1)		(32,559)	(6,896)	(52,755)
Acquisition of intangible assets	6.8	(2,000)	—	—
Acquisition of property and equipment, net	7.8	(351)	(391)	(140)
Disposal of property and equipment	7	150	—	—
Disposal of other assets		66	—	5
Acquisition of other assets		(3)	—	—
Disposal of current financial instruments and paid interests	4	—	9,590	7,035
Disposal of non-current financial instruments	4	22,768	—	—
Interest received on financial assets		—	—	388
Net cash generated from / (used in) investing activities		20,630	9,200	7,289
Proceeds from the exercise / subscription of equity instruments	12	395	2,928	14,981
Repayment of borrowings	9	(2,361)	(8,936)	(8,911)
Net cash generated from / (used in) financing activities		(1,966)	(6,008)	6,070
Effect of the exchange rate changes		274	(505)	1,092
Net increase / (decrease) in cash and cash equivalents		(13,619)	(4,209)	(38,304)
Cash and cash equivalents at the beginning of the year	4	84,225	70,605	66,396
Cash and cash equivalents at the end of the year	4	70,605	66,396	28,092

(1) Cash flows from operating activities include 0.4 million euros in interest paid in fiscal 2025, with 1.8 million euros interest received. In fiscal 2024, interest paid were 0.6 million euros and 2.2 millions euros in interests received.

Change in working capital	Note	December 31, 2024	December 31, 2025	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	14,300	12,651	1,649
Trade payables and others (excluding payables related to capital expenditures)	8	(16,007)	(15,042)	(965)
Collaboration liabilities - current and non-current portion	13	(48,571)	(38,249)	(10,322)
Deferred revenue - current and non-current portion	13	(3,441)	(2,825)	(616)
Change in working capital		(53,719)	(43,465)	(10,254)
5% retained - Tax credit refund (1)		490	868	(378)
Change in working capital adjusted		(53,229)	(42,597)	(10,632)

(1) 95% of the pre-financed CIR 2024 and CIR 2023 have been collected. The 5% cumulative retained amount of €0.9 million (€0.4 million in 2025 and €0.5 million in 2024) have been classified under 'Other non current assets'. It will be collected after a 3 years delay.

Change in working capital	Note	December 31, 2023	December 31, 2024	Variance
Trade receivables and others (excluding rebates related to capital expenditures)	5	66,111	14,300	51,811
Trade payables and others (excluding payables related to capital expenditures)	8	(17,018)	(16,007)	(1,011)
Collaboration liabilities - current and non-current portion	13	(52,677)	(48,571)	(4,106)
Deferred revenue - current and non-current portion	13	(10,483)	(3,441)	(7,042)
Change in working capital		(14,067)	(53,719)	39,652
5% retained - Tax credit refund (1)		—	490	(490)
Change in working capital adjusted		(14,067)	(53,229)	39,162

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(amounts in thousands of euro, except share data)

	Note	Number of shares	Preferred shares	Share capital	Share premium	Retained earnings	Other reserves	Net income (loss)	Total Equity
December 31, 2022		80,212	14	4,011	379,637	(272,213)	819	(58,103)	54,151
Net loss		—	—	—	—	—	—	(7,570)	(7,570)
Actuarial losses on defined benefit obligations		—	—	—	—	—	394	—	394
Foreign currency translation loss		—	—	—	—	994	(718)	—	276
Total comprehensive income (loss)		—	—	—	—	994	(324)	(7,570)	(6,900)
Allocation of prior period loss		—	—	—	—	(58,103)	—	58,103	—
Exercise and subscription of equity instruments		648	—	32	363	—	—	—	395
Increase capital, net		—	—	—	—	—	—	—	—
Share-based payment		—	—	—	4,256				4,256
December 31, 2023		80,861	14	4,044	384,255	(329,323)	495	(7,570)	51,901
Net loss		—	—	—	—	—	—	(49,471)	(49,471)
Actuarial losses on defined benefit obligations		—	—	—	—	—	36	—	36
Foreign currency translation loss		—	—	—	—	—	(504)	—	(504)
Total comprehensive income (loss)		—	—	—	—	—	(468)	(49,471)	(49,939)
Allocation of prior period loss		—	—	—	—	(7,570)	—	7,570	—
Exercise and subscription of equity instruments		1,137	—	57	37	—	—	—	94
Increase capital, net		1,833	—	92	2,744	—	—	—	2,836
Share-based payment		—	—	—	3,944	—	—	—	3,944
December 31, 2024		83,830	14	4,192	390,979	(336,893)	27	(49,471)	8,834
Net loss		—	—	—	—	—	—	(49,177)	(49,177)
Actuarial gains on defined benefit obligations		—	—	—	—	—	94	—	94
Foreign currency translation gain		—	—	—	—	—	997	—	997
Total comprehensive income (loss)		—	—	—	—	—	1,091	(49,177)	(48,086)
Allocation of prior period loss		—	—	—	—	(49,471)	—	49,471	—
Exercise and subscription of equity instruments	11	1,543	—	77	(28)	—	—	—	49
Increase capital, net	11	8,345	—	417	14,515	—	—	—	14,932
Share-based payment	11.14	—	—	—	2,567	—	—	—	2,567
December 31, 2025		93,719	14	4,687	408,033	(386,365)	1,118	(49,177)	(21,704)

NOTES TO FINANCIAL STATEMENTS
Note 1:The company
Innate Pharma S.A. is a clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: monoclonal antibodies, multispecific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC). Innate’s portfolio includes its lead proprietary program lacutamab, developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, monalizumab developed with AstraZeneca in non-small cell lung cancer, several ANKET® drug candidates to address multiple tumor types as well as IPH4502 a differentiated ADC in development in solid tumors. Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.
From its inception, the Company has incurred losses due to its research and development (“R&D”) activity. The financial year ended December 31, 2025 generated a €49,177 thousand net loss. As of December 31, 2025, the shareholders’ equity amounted to €(21,704) thousand. Subject to potential new milestone payments related to its collaboration agreements, the Company anticipates incurring additional losses until such time, if ever, that it can generate significant revenue from its product candidates in development.
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
As of December 31, 2025, the Company had one wholly owned subsidiary: Innate Pharma, Inc., incorporated under the laws of Delaware in 2009.
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
The net book value of the license amounted to €0 as of December 31, 2025.
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
b)Agreement related to IPH5201 with AstraZeneca
In October 2018, the Company signed a collaboration and option agreement with AstraZeneca for co-development and co-commercialization of IPH5201. Under the agreement, AstraZeneca paid the Company a $50.0 million upfront payment ($26.0 million paid in October 2018 and $24.0 million paid in January 2019), and a milestone payment of $5.0 million paid in June 2020 following the assay of the first patient in the first Phase 1 trial evaluating IPH5201, in March 2020. AstraZeneca is obligated to pay the Company up to an aggregate of $5.0 million upon the achievement of certain development milestones.
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
Upon exercise of its option under the agreement, AstraZeneca is committed to pay an option exercise fee of $25.0 million and up to $800.0 million in the aggregate upon the achievement of certain development and regulatory milestones ($300 million) and commercialization milestones ($500 million). The arrangement also provides for a 50% profit share in Europe if the Company opts into certain co-promoting and late stage co-funding obligations. In addition, the Company would be eligible to receive tiered royalties ranging from a high-single digit to mid-teen percentage on net sales of IPH5201, or from a mid-single digit to low-double digit percentage on net sales of other types of licensed products, outside of Europe. The royalties payable to the Company under the agreement may be reduced under certain circumstances, including loss of exclusivity or lack of patent protection. As of December 31, 2020, since the Company had fulfilled all of its commitments on preclinical work related to the start of Phase 1 of the IPH5201 program, the initial payment of $50.0 million and the milestone payment of $5.0 million were fully recognized in revenue. The Company was reimbursed by AstraZeneca for certain research and development expenses related to IPH5201 for the year ended December 31, 2025. The Company has the option to co-fund 30% of the shared development expenses related to the Phase 3 clinical trials in order to acquire co-promotion rights and to share in 50% of the profits and losses of licensed products in Europe. If the Company does not opt into the co-funding obligations, among other things, its right to share in 50% of the profits and losses in Europe and right to co-promote in certain European countries will terminate and will be replaced by rights to receive royalties on net sales at the rates applicable to outside of Europe. Additionally, certain milestone payments that may be payable to the Company would be materially reduced.
Refer to Notes 2.p and 13 for accounting description.

c)Agreement related to additional preclinical molecules with AstraZeneca
In October 2018, the Company granted to AstraZeneca four exclusive options that are exercisable until IND approval to obtain a worldwide, royalty-bearing, exclusive license to certain of the Company’s patents and know-how relating to certain specified pipeline candidates to develop and commercialize optioned products in all fields of use. Pursuant to the agreement, AstraZeneca paid the Company a $20.0 million upfront payment (€17.4 million) in October 2018. The Company recognized this upfront payment in the consolidated statement of financial position as deferred revenue as of December 31, 2018, until the exercise or the termination of each option at the earliest.
During 2022 first semester, the Company received from AstraZeneca a notice that it will not exercise its option to license the four preclinical programs covered in the "Future Programs Option Agreement". Innate has now regained full rights to further develop the four preclinical molecules. Consequently, the entire initial payment of $20.0 million, or €17.4 million was recognized as revenue as of June 30, 2022
Refer to Notes 2.p and 13 for accounting description.
d)Agreements related to avdoralimab with Novo Nordisk and with AstraZeneca
2017 avdoralimab in-licensing agreement with Novo Nordisk A/S
In July 2017, the Company signed an exclusive license agreement with Novo Nordisk A/S relating to avdoralimab. Under the agreement, Novo Nordisk A/S granted the Company a worldwide, exclusive license to develop, manufacture and commercialize pharmaceutical products that contain or comprise an anti-C5aR antibody, including avdoralimab. The Company made an upfront payment of €40.0 million, €37.2 million of which was contributed in new shares and €2.8 million of which in cash. In 2020, the Company made an additional payment of €1.0 million to Novo Nordisk A/S following the launch of the first Phase 2 trial of avdoralimab. The Company is obligated to pay up to an aggregate of €369.0 million upon the achievement of development, regulatory and sales milestones and tiered royalties ranging from a low double-digit to low-teen percentage of net sales.
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
e)Collaboration and license agreements concluded with Sanofi for the development of "NK Cell engages" in oncology
License and collaboration agreement with Sanofi signed in 2016
On January 2016, the Company entered into a research collaboration and licensing agreement with Sanofi to apply its proprietary technology to the development of multi-specific antibody formats engaging NK cells to kill tumor cells through the activating receptor NKp46. The Company granted to Sanofi under certain of its intellectual property a non-exclusive, worldwide, royalty-free research license, as well as an exclusive, worldwide license to research, develop and commercialize products directed against two specified targets, for all therapeutic, prophylactic and diagnostic indications and uses.
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
On April 23, 2025, the Company announced that, in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET), effective as of June 30, 2025. Innate regained the rights to SAR’579/IPH6101 on July 1, 2025, while Sanofi retains an entitlement to remuneration on any potential future revenues.
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

1.2.Key events
a)Key events for the year ended December 31, 2025
On January 27, 2025, the Company announced the first patient was dosed in its Phase 1 study (NCT06781983), investigating the safety and tolerability of IPH4502, an innovative Antibody-Drug Conjugate (ADC), in patients with advanced solid tumors known to express Nectin-4. The Phase 1, open-label, multi-center study, includes a Part 1 Dose Escalation and a Part 2 Dose Optimization, and will assess the safety, tolerability, and preliminary efficacy of IPH4502 as a single agent in advanced solid tumors known to express Nectin-4, including but not limited to urothelial carcinoma, non-small cell lung, breast, ovarian, gastric, esophageal, and colorectal cancers. The study plans to enroll approximately 105 patients.

On February 3, 2025, Mr. Arvind Sood resigned from his position as member of the Executive Board and left the Company on February 27, 2025; until that date he remained EVP, President U.S. Operations. The position of Vice President, President of U.S. Operations is not contemplated to be filled at this time.

On February 17, 2025, the Company announced that the U.S. Food and Drug Administration (FDA) granted Breakthrough Therapy Designation (BTD) to lacutamab, an anti-KIR3DL2 cytotoxicity-inducing antibody, for the treatment of adult patients with relapsed or refractory (r/r) Sézary syndrome (SS) after at least two prior systemic therapies including mogamulizumab.

On April 16, 2025, the Company announced that it plans to ask to the next General Meeting to be held on May 22, 2025 to transform into a société anonyme with a Board of Directors ("conseil d'administration"). This transformation is part of a strategic move to simplify and align Innate's corporate governance with international standards.

•On April 23, 2025, the Company announced review of their January 2016 Research Collaboration and License Agreement (the “2016 Agreement”) with Sanofi:
◦as previously disclosed and in alignment with its current strategic priorities, Sanofi will opt to pursue the development of SAR’514/IPH6401 (BCMA ANKET®) in autoimmune indications;
◦in alignment with both company's current strategic priorities, Sanofi and Innate agreed to terminate the 2016 Agreement as it relates to SAR’579/IPH6101 (CD123 ANKET); Innate will regain its rights on SAR’579/IPH6101 (CD123 ANKET) on July 1, 2025;
◦as part of these discussions, Sanofi and Innate agreed to a potential investment by Sanofi of up to €15,000,000 in new shares of Innate.
◦On April 24, 2025, the Company announced that, given the satisfactory market conditions, Sanofi has agreed to subscribe to 8,345,387 new ordinary shares of Innate, at a price of €1.7974 per share, representing a total capital increase of €14,999,998.59 (€417,269.35 in nominal amount and €14,582,729.24 of issue premium). As a result, the Company’s share capital was increased to €4,609,489.90, divided into 92,175,723 ordinary shares, 6,494 2016 preferred shares, and 7,581 2017 preferred shares. The tables below set out the Company’s shareholding, based on the information available to Innate as of the date of this report, before and after the closing of the capital increase dated April 24, 2025:

◦Before closing

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
After closing of the capital increase:

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
◦On May 23, 2025, the Company announced the voting results of its shareholders at the Annual General Meeting (“AGM”), which took place on May 22, 2025, in Marseille. All resolutions were voted. Following the approval of its shareholders at the Annual General Meeting held on May 22, 2025, the Company has transitioned from an Executive Board and Supervisory Board corporate governance structure to a Board of Directors (“conseil d’administration”) structure with a Chief Executive Officer.
New Governance Structure
The newly appointed Board of Directors is comprised of the following members:
- Mrs. Irina Staatz-Granzer ;
- Mr. Jonathan Dickinson ;
- Mrs. Véronique Chabernaud;
- Mrs. Pascale Boissel;
- Mrs. Sally Bennett;

- Mr. Christian Itin;
- Mr. Marty J. Duvall;
- Bpifrance Participations, represented by Mr. Olivier Martinez.
The Board of Directors then decided, on May 22, 2025, following the Annual General Meeting, to separate the functions of Chairman of the Board and Chief Executive Officer and appointed Mrs. Irina Staatz Granz as Chair of the Board and Mr Jonathan Dickinson as Chief Executive Officer.
On September 17, 2025, Innate Pharma announced its plans to prioritize its investment on what it believes are its highest-value clinical assets, IPH4502, lacutamab, and monalizumab partnered with AstraZeneca; its preclinical research and development (R&D) efforts will focus on advancing the next Antibody Drug Conjugates (ADCs) toward development, leveraging its pipeline of innovative targets. In line with such strategic focus and its objectives, the Company intends to streamline its organization. Staffing levels are expected to decrease overall by about 30% total, including through attrition. The planned layoffs will be implemented through a redundancy plan that is subject to consultation with the Workers’ Council and endorsement by the French authorities (Dreets). The implementation of the change is expected to be completed during the first half of 2026.
At the same time, the Company announced that Eric Vivier has decided to return to academic research full-time, and he will continue to support the Company’s innovation as an advisor to the R&D Committee of the Board of Directors. As Chief Operating Officer (COO), Yannis Morel will continue to be responsible for preclinical research and development, and will assume Chief Scientific Officer (CSO) responsibilities.
On November 10, 2025, the Company announced the submission of the confirmatory Phase 3 TELLOMAK 3 protocol to the FDA, which completed its review with no further comments, clearing the study to proceed. The Company is progressing towards the initiation of the confirmatory Phase 3 TELLOMAK 3 trial in H1 2026 and the potential accelerated approval in SS.

2)Accounting policies and statement of compliance
a)Basis of preparation
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
The accompanying consolidated financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.
To date, we have funded our operations primarily through capital increases, income from collaboration and license agreements entered into with industrial partners, public funding (notably the research tax credit), and, where applicable, debt instruments or other sources of financing.
As of the date of the issuance of the financial statements and based on its current operations, plans, and assumptions, the Company estimates that its cash and cash equivalents are sufficient to fund its operations until the end of third quarter of 2026. As such, cash and cash equivalents are not sufficient to fund operations for the next 12 months from the date of issuance of the financial statements.

As a consequence, the Company will need to seek additional financing in order to continue the development of its programs, notably depending on:
•the progress and results of its clinical trials;
•the timing and conditions for obtaining regulatory approvals;
•its ability to enter into new strategic partnerships or to extend existing collaborations;
•the conditions of access to the financial markets.
The Company has undertaken several concurrent initiatives to secure the financing of its operations, including non-dilutive financing options, such as pharma partnering and royalty structures which are currently under negotiation.
However, these plans are subject to market conditions and are not within the Company’s control, and therefore there is no guarantee that the financing following the ongoing negotiations will be obtained.
These conditions and events raise material uncertainty (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern.
These Consolidated Financial Statements do not include any adjustments to the carrying amounts and classification of assets, liabilities, and reported expenses that may be necessary if the Company were unable to continue as a going concern.
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
The Consolidated Financial Statements have been prepared in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standard Board (“IASB”) and were approved and authorized for issuance by the Board of Directors of the Company on March 25, 2026. They will be approved by the General Meeting of the Company on May 21, 2026, which has the right to modify them.
Due to the listing of ordinary shares of the Company on Euronext Paris and in accordance with the European Union’s regulation No. 1606/2002 of July 19, 2002, the Consolidated Financial Statements of the Company for the years ended December 31, 2023, 2024 and 2025 are also prepared in accordance with IFRS, as adopted by the European Union (EU). For the years ended December 31, 2023, 2024 and 2025, all IFRS that the IASB had published and that are mandatory are the same as those endorsed by the EU and mandatory in the EU. As a result, the Consolidated Financial Statements comply with IFRS Accounting Standards as published by the IASB and as adopted by the EU.
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

c)Recently issued accounting standards and interpretations
Application of the following amended standards is mandatory for the first time for the financial period beginning on January 1, 2025 and, as such, they have been adopted by the Company:
•Amendment to IAS 21 : Effects of Changes in Foreign Exchange Rates - Lack of Exchangeability;
•“Disclosures about Uncertainties in Financial Statements”: Illustrative examples of how an entity applies the requirements of IFRS accounting standards to account for the effects of uncertainties in its financial statements
These amended standards have no impact on the consolidated financial statements.
The following new standards, amendments to existing standards and interpretations have been published but are not applicable in 2025 or have not yet been adopted by the European Union, and have not been applied early:
•IFRS 18 : Presentation of financial statements, effective January 1, 2027;
•Amendment to IFRS 9 : Classification and Measurement of Financial Instruments;
•Amendments to IFRS 7 and IFRS 9: Clarification on Nature-dependent electricity contracts.
These standards have not been early applied. Impact studies relating to the application of IFRS 18 and the IFRS 9 Amendment on the classification of financial instruments are in progress. The Company is not affected by the amendments to IFRS7 and IFRS9 relating to green power purchase agreements.
The accounting rules and valuation principles used for the financial statements at December 31, 2025 are identical to those used for the previous comparative year.
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
Foreign currency transactions are translated into the presentation currency using the following exchange rates:

	December 31, 2023		December 31, 2024		December 31, 2025
€1 EQUALS TO	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE	AVERAGE RATE	CLOSING RATE
USD	1.0813	1.1050	1.0824	1.0389	1.1300	1.1750

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
Financial assets at fair value through other comprehensive income
Financial assets at fair value through other comprehensive income is mainly comprised is composed of debt instruments whose contractual cash flows represent payments of interest or repayments of principal, and which are managed with a view to collecting cash flows and selling the asset. Gains and losses arising from changes in fair value are recognized in equity within the statement of comprehensive income in the period in which they occur. When such assets are derecognized, the cumulative gains and losses previously recognized in equity are reclassified to profit or loss for the period within the line items Financial income or Financial expenses. The Company did not hold this type of instrument as of January 1, 2025 or as of December 31, 2025.

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

For the defined benefit plan, the costs of the pension benefit are estimated using the “projected unit credit” method. According to this method, the pension cost is accounted for in the consolidated statement of income (loss), so that it is distributed uniformly over the term of the services of the employees. The pension benefit commitments are valued using the actual present value of estimated future payments, adopting the rate of interest of long-term bonds in the private sector (i.e. Euro zone AA or higher rated corporate bonds + 10 years). The difference between the amount of the provision at the beginning of a period and at the close of that period is recognized in the consolidated statement of income (loss) for the portion representing the costs of services rendered and the net interest costs, and through other comprehensive income for the portion representing the actuarial gains and losses. The Company’s commitments under the defined benefit plan are not covered by any plan assets. Reversals of provisions resulting from changes in assumptions following the implementation of a job preservation plan are recognized in the income statement.
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
For share-based compensation granted to employees, executives, members of the Board of directors and scientific consultants, the Company uses the Black-Scholes and Monte Carlo approach pricing models to determine the fair value of the share-based compensation. For scientific consultants providing similar services, as the Company cannot estimate reliably the fair value of the goods or services received, it measures the value of share-based compensation and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted also using the Black-Scholes option pricing model. The fair value of free shares included in the model is determined using the value of the shares at the time of their distribution.
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
With the Company no longer qualifying as a SME, the Company decided to sell the receivable relating to the 2024 CIR as the 2023 CIR to a bank. As there is no specific guidance under IFRS for the transfer of this type of assets, an analysis under IFRS 9 was made by analogy. Because the company transferred to the bank its contractual right to receive the cash flows from the asset as well as substantially all the risks and rewards of ownership of that asset, the asset - the 2023 tax credit receivable - was derecognized.
The Research Tax Credit receivable has been historically considered as part of the working capital. Consequently, the cash flows received from the tax authorities in 2023 (€13 million), as well as the cash flow received from the bank in 2024 (€8.6 million) and in 2025 (€6.5 million), are classified as Net cash generated from / (used in) operating activities.
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
These estimates and judgments involve mainly:
•the accounting for collaboration and licensing agreements: the revenue results primarily from payments based on several components (e.g., upfront payments, milestone payments) received in relation to research, collaboration and licensing agreements signed with pharmaceutical or other companies. When the Company is committed to perform R&D services, revenue is spread over the period the Company is engaged to deliver these services, more particularly on the basis of the Company’s inputs to the satisfaction of a performance obligation relative to the total expected inputs to the satisfaction of that performance obligation. Milestone payments are dependent upon the achievement of certain scientific, regulatory, or commercial milestones. These variable payments are recognized when the triggering event has occurred, there are no further contingencies or services to be provided with respect to that event, and the counterparty has no right to refund of the payment. The changes in estimate regarding the completion of the works and the variable consideration relating to the contracts signed with customers are described in Note 13. As of December 31, 2025, As of December 31, 2025, given the program’s progress and its completion, revenue related to the monalizumab agreement was fully recognized in the income statement.
•the estimate of the recoverable amount of the acquired and under progress licenses: impairment tests are performed on a yearly basis for the intangible assets which are not amortized (such as intangible assets in progress). Amortizable intangible assets are tested for impairment when there is an indicator of impairment. Impairment tests involve comparing the recoverable amount of the licenses to their net book value. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. If the carrying amount of any asset is below its recoverable amount, an impairment loss is recognized to reduce the carrying amount to the recoverable amount. The main assumptions used for the impairment test include (a) the amount of cash flows that are set on the basis of the development and commercialization plans and budgets approved by Management, (b) assumptions related to the achievement of the clinical trials and the launch of the commercialization, (c) the discount rate, (d) assumptions on risk related to the development and (e) for the commercialization, selling price and volume of sales, Any change in these assumptions could lead to the recognition of an impairment charge that could have a significant impact on the Company’s consolidated financial statements. As of December 31, 2022, given the Company's decision in December 2022 to discontinue the development of avdoralimab in the indication of bullous pemphigoid supporting the recoverable amount of the asset as of December 31, 2021 and June 30, 2022, the rights related to the intangible asset have been fully impaired for the net carrying amount of the intangible asset, of €41,000 thousand, without using the historical assumptions described above (see note 6). As a result, the Company considers that there are no longer any critical estimates in line with intangible assets in 2022. On December 11, 2025, the Board of Director decided to no longer maintain the intellectual property rights related to the intangible asset. As of December 31, 2025, the intangible asset has been written off.
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
Liquidity risk
The Company’s cash management is performed by the Finance department, in charge of monitoring the day-to-day financing and the short-term forecast and enabling the Company to face its financial commitments by maintaining an amount of available cash consistent with the maturities of its liabilities. As of December 31, 2025, cash, cash equivalents and short-term investments were €34,310 thousand, which represents an horizon of cash until the end of the third quarter 2026.
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
The revenue denominated in U.S. dollars has represented approximately 29%, 52% and 86% of revenue in the years ended December 31, 2023, 2024 and 2025, respectively. Payments in U.S dollars represented approximately 43%, 35%, and 26% of the payments in the years ended December 31, 2023, 2024 and 2025, respectively. In order to cover this risk, the Company kept in U.S. dollars a part of the consideration received from AstraZeneca in June 2015, January 2019 and December 2020. The Company entirely kept the U.S dollars portion of the proceeds received from our Global Offering in October 2019.
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

Fair value
The fair value of financial instruments traded on an active market is based on the market rate as of December 31, 2025. The market prices used for the financial assets owned by the Company are the bid prices in effect on the market as of the valuation date.
4)Cash, cash equivalents and financial assets

	December 31
(in thousands of euro)	2023	2024	2025
Cash and cash equivalents	70,605	66,396	28,092
Short-term investments	21,851	14,374	6,218
Cash and cash equivalents and short-term investments	92,456	80,770	34,310
Non-current financial assets	9,796	10,281	10,455
Total cash, cash equivalents and financial assets	102,252	91,051	44,765
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
As of December 31, 2023, 2024 and 2025 the amount of cash, cash equivalents and financials assets denominated in U.S. dollars amounted respectively to €20,798 thousand , €16,529 thousand and €7,078 thousand

The variation of short-term investments and non-current financial assets for the periods presented, are the following:

(in thousands of euro)	December 31, 2022	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2023
Short-term investments	17,260	3,950	—	1,010	174	(544)	21,851
Non-current financial assets	35,119	—	(26,718)	582	817	—	9,796
Total	52,379	3,950	(26,718)	1,592	991	(544)	31,647

(in thousands of euro)	December 31, 2023	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2024
Short-term investments	21,851	—	(9,329)	850	119	884	14,375
Non-current financial assets	9,796	—	(261)	485	261	—	10,281
Total	31,647	—	(9,590)	1,335	380	884	24,656

(in thousands of euro)	December 31, 2024	Additions(1)	Deductions (2)	Variance of fair value through the consolidated statement of income (loss)	Variance of accrued interests	Foreign currency effect	December 31, 2025
Short-term investments	14,375	—	(7,035)	276	(36)	(1,362)	6,218
Non-current financial assets	10,281	—	(388)	175	388	—	10,455
Total	24,656	—	(7,423)	451	352	(1,362)	16,673
(1) The additions correspond to both acquisitions and reclassifications of financial assets according to their maturity at the closing date.
(2) The deductions correspond to both disposals and reclassifications of financial assets according to their maturity at the closing date.

5)Trade receivables and others
Trade receivables and others are analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Other receivables	104	89	117
Research tax credit(1)	29,755	—	6,174
Other tax credits	360	24	19
Prepaid expenses (2)	5,693	2,820	2,387
VAT refund	1,037	880	909
Trade account receivables (3)	15,233	650	391
Prepayments made to suppliers (4)	3,374	509	2,402
Receivables and others - current	55,557	4,972	12,400
Prepayments made to suppliers (4)	—	1,362	—
Research tax credit(1)	9,800	7,464	—
Prepaid expenses (2)	754	502	251
Receivables and others - non-current	10,554	9,328	251
Trade receivables and others	66,111	14,300	12,651
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
The amount of €9,800 thousands recongnized in non-current receivables corresponds to the CIR for the 2023 tax year following the fact that the Company no longer met the eligibility criteria for the SME status as of December 31, 2023. Thus, the CIR for the 2023 represented a non-current receivable which will be offset against the French corporate income tax due by the Company with respect to the three following years, or refunded if necessary upon expiry of such a period.
In 2024, the CIR 2023 was subject to a financing arrangement 95% of its nominal value and cashed in December 2024. The accounting analysis concluded to the derecognition of the CIR 2023 receivables as per described in the Accounting policy. The 5% withheld by the financing organization will be released at the end of the 3-year period, i.e. on December 31, 2027, provided that the amount is not challenged by the tax authorities. The amount of €490 thousand has therefore been reclassified under non-current financial assets (see note 4).
The amount of €7,464 thousands recognized in non-current receivables corresponds to the CIR for the 2024.
In 2025, the CIR 2024 was subject to the same financing arrangment and cashed in December 2025. the amount of €388 thousands has been reclassified under non-current financial assets (see note 4).
The company met the eligibility criteria for the SME status as of December 31, 2025. The amount of CIR 2025 is fully recognized as current receivables and repayment should be cashed in upon December 31, 2026.
(2)As of December 31 2025, December 31, 2024, and December 31, 2023 the prepaid expenses includes amounts of €542 thousands, €754 thousand and €1,005 thousand, respectively, relating to the guarantee fees in line with the two State Guaranteed Loans from Société Générale and BNP Paribas. Following the extension of these two loans repayment for an additional period, the full amount of the guarantee fee over the additional five-year period has been recognized as an operating expense in 2022. As of December 31, 2023, an adjustment is made through the prepaid accounts to reflect the fact that the expenses are related to the fiscal year (see note 9).
(3)As of December 31, 2025 and 2024, the amount breaks mainly down as receivables from AstraZeneca, related with Matisse project As of December 31, 2023, the amount is mainly comprised of invoice of €15,000 thousand issued in December 2023 following the exercise of the license option by Sanofi. This amount was collected by the Company in January 2024.
(4)At 31 December 2024, advances had been paid to suppliers. These advances will be deducted from subsequent payments in accordance with the terms of the contracts. At 31 December 2025, given the timeline of the work, these advances are classified entirely as short-term.

Trade receivables and others have payment terms of less than one year. No valuation allowance was recognized on trade receivables and others as the credit risk of each of debtors was considered as not significant.

6)Intangible assets
Intangible assets can be broken down as follows:

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total
January 1, 2023	1,553	—	—	1,553
Acquisitions	—	—	—	—
Additional considerations (1)	2,000	—	—	2,000
Disposals	—	—	—	—
Depreciation (2)	(3,140)	—	—	(3,140)
Impairment (3)	—	—	—	—
Transfers	—	—	—	—
December 31, 2023	416	—	—	416

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total
January 1, 2024	416	—	—	416
Acquisitions	—	—	—	—
Additional considerations (1)	—	—	—	—
Disposals	—	—	—	—
Depreciation (2)	(416)	—	—	(416)
Impairment (3)	—	—	—	—
Transfers	—	—	—	—
December 31, 2024	—	—	—	—

(in thousands of euro)	Purchased licenses	Other intangible assets	In progress	Total
January 1, 2025	—	—	—	—
Acquisitions	—	—	—	—
Additional considerations (1)	—	—	—	—
Disposals	—	—	(41,000)	(41,000)
Depreciation (2)		—	—	—
Impairment (3)	—	—	41,000	41,000
Transfers	—	—	—	—
December 31, 2025	—	—	—	—

(1)As of December 31, 2023, this amount corresponds to the additional payment made to Orega Biotech in July 2023 for the rights relating to IPH5201 following the first patient dosed in the Phase 2 MATISSE clinical trial in June 2023, in accordance to the agreement signed in 2019. This additional payment is fully amortized as of December 31,2023.
(2)As of December 31, 2023, this amount includes the amortization of rights relating to monalizumab (€1,138 thousand) and IPH5201 (€2,000 thousand). As of December 31, 2024, this amount includes the amortization of rights relating to monalizumab (€416 thousand) .
(3)Following the Company's decision in December 2022 to stop the development of avdoralimab in bullous pemphigoid ("BP") indication in inflammation, only indication supporting the recoverable amount of the asset as of December 31, 2021 (as well that as of June 30, 2022), the rights relating to the intangible asset have been fully impaired for their net book value on the date of the decision, i.e. €41,000 thousand (see below "Avdoralimab (IPH5401) (anti-C5aR) rights acquired from Novo Nordisk A/S'). According to Board of Directors'decision dated December 11, 2025, the asset has been removed from the balance sheet and the depreciation has been cancelled.

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
The net book values of the monalizumab rights were nil as of December 31, 2025 and December 31, 2024, respectively.
IPH5201 (Anti-CD39) rights acquired from Orega Biotech; Sub-licensing revenues to be paid to Orega Biotech
On January 4, 2016, the Company and Orega Biotech entered into an exclusive licensing agreement by which Orega Biotech granted the Company full worldwide rights to its program of first-in-class anti-CD39 checkpoint inhibitors. The undisclosed upfront payment paid by the Company to Orega Biotech has been recognized as an intangible asset in the consolidated financial statements for the year ended December 31, 2016. Criteria relating to the first development milestone were reached in December 2016. Consequently, the amount of this milestone was recognized as an intangible asset in addition to the initial payment, for a total of €1.8 million as of December 31, 2024. In June 2019, the Company also paid Orega Biotech €7.0 million in relation to the anti-CD39 program. Under this agreement, the Company also paid in April and June 2020, respectively €2.5 and €0.2 million to Orega Biotech following the first Phase 1 dosing relating to IPH5201.
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
According to the agreement, the Company will pay additional payments according to the reach of specific steps. As of December 31, 2025, according to the uncertainty of these potential future payments, no liability was recognized.
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
•On December 11, 2025, the Board of Director decided to no longer maintain the intellectual property rights related to the intangible asset. As of December 31, 2025, the intangible asset has been written off.
IPH6101 (SAR’579) rights obtained following the termination of the 2016 agreement with Sanofi
Following Sanofi’s decision in 2025 to terminate the collaboration agreement signed in 2016 regarding the SAR’579/IPH6101 candidate (the anti-CD123 ANKET®), Innate regained full rights to this product. This transfer did not result in any upfront payment or the recognition of an intangible asset. The agreement nevertheless provides for milestone payments, either amounting to 15% of all amounts received by Innate Pharma (upfront, milestones, royalties) under a new partnership agreement between Innate Pharma and a third party, or, in the event that Innate Pharma develops the product through to market launch, commercial milestone payments (milestones of up to €40 million as well as the payment of royalties

7)Property and equipment

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total
January 1, 2023	4,242	4,298	—	8,542
Acquisitions	101	250	—	352
Disposals	(516)	(92)	—	(608)
Depreciation	(860)	(1,089)	—	(1,948)
Transfers	(10)	10	—	—
December 31, 2023	2,958	3,377	—	6,322

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total
January 1, 2024	2,958	3,377	—	6,322
Of which right of use assets	1,675	1,374	—	3,049
Acquisitions	21	370	—	392
Of which right of use assets	—	37	—	37
Disposals	—	(19)	—	(19)
Of which right of use assets	—	(18)	—	(18)
Depreciation	(549)	(1,027)	—	(1,576)
Of which right of use assets	(420)	(272)	—	(693)
Transfers	(159)	159	—	—
Of which right of use assets	—	—	—	—
Foreign exchange variation	14	1	—	15
Of which right of use assets	14	—	—	14
December 31, 2024	2,285	2,861	—	5,133
Of which right of use assets	1,269	1,121	—	2,390

(in thousands of euro)	Land and buildings	Laboratory equipment and other	In progress	Total
January 1, 2025	2,285	2,861	—	5,133
Of which right of use assets	1,269	1,121	—	2,390
Acquisitions	286	358	—	644
Of which right of use assets	285	218	—	503
Disposals	0	-23	—	-23
Of which right of use assets	—	(12)	—	(12)
Depreciation	-587	-797	—	-1,384
Of which right of use assets	(459)	(225)	—	(684)
Transfers	—	—	—	—
Of which right of use assets	—	—	—	—
Foreign exchange variation	-13	—	—	-13
Of which right of use assets	(13)	—	—	(13)
December 31, 2025	1,971	2,385	—	4,356
Of which right of use assets	1,083	1,101	—	2,183
During the fiscal year, the company replaced part of its computer equipment. Other investments during the year were in laboratory equipment.
8)Trade payables and others
This line item is analyzed as follows:

	December 31,
(in thousands of euro)	2023	2024	2025
Suppliers (excluding payables related to capital expenditures)	8,561	7,923	7,475
Tax and employee-related payables	7,021	6,962	6,546
Other payables (1)	1,436	1,122	1,021
Trade payables and others excluding payables related to capital expenditures	17,018	16,007	15,042
Payables related to capital expenditures	—	—	—
Payables and others	17,018	16,007	15,042
(1) As of December 31, 2023, 2024 and 2025, this amount mainly includes the liability relating to the payment of the guarantee fees on the two State Guaranteed Loans obtained from Société Générale and BNP Paribas in 2021. The cost of the guarantee is spread out until the end of the repayment of said loans, i.e., December 31, 2027 (see note 9).
The book value of trade payables and others is considered to be a reasonable approximation of their fair value.
9)Financial liabilities
This line item was broken down per maturity and is analyzed as follows:

In thousand euros	December 31, 2022	Proceeds from borrowing	Non cash effects : proceeds from lease liabilities and other	Repayments of borrowings and lease liabilities	December 31, 2023

State guaranteed loan Société Générale (1)	20,000	—	—	—	20,000
State guaranteed loan BNP Paribas (1)	8,700	—	—	—	8,700
Lease liabilities – Real estate property	15	—	(1)	—	14
Lease liabilities – Building "Le Virage"(3)	1,353	—	(685)	(293)	375
Lease liabilities – Premises Innate Inc	345	—	—	(99)	246
Lease liabilities – Laboratory equipment	287	—	—	(178)	109
Lease liabilities – Vehicles	33	—	80	(31)	85
Lease liabilities - Printers	27	—	—	(9)	18
Loans – Equipment	154	—	—	(55)	99
Loans – Building (2)	11,338	—	17	(1,108)	10,247
Subtotal (excluding RoU)	40,207	—	16	(1,163)	39,060
Total	42,251	—	(589)	(1,773)	39,893

In thousand euros	December 31, 2023	Proceeds from borrowing	Non cash effects : proceeds from lease liabilities and other	Repayments of borrowings and lease liabilities	December 31, 2024
State guaranteed loan Société Générale (1)	20,000	—	9	(4,884)	15,125
State guaranteed loan BNP Paribas (1)	8,700	—	3	(2,144)	6,558
State guaranteed loans - accrued interest	14	—	(14)	—	—
Property transaction (down-payment)	—	—	—	—	—
Lease liabilities – Building "Le Virage"(3)	375	—	—	(244)	131
Lease liabilities – Premises Innate Inc	246	—	15	(97)	164
Lease liabilities – Laboratory equipment	109	—	—	(109)	—
Lease liabilities – Vehicles	85	—	19	(32)	71
Lease liabilities - Printers	18	—	—	(9)	9
Loans – Equipment	99	—	—	(56)	43
Loans – Building (2)	10,247	—	—	(1,353)	8,894
Subtotal (excluding RoU)	39,060	—	(3)	(8,437)	30,620
Total	39,893	—	31	(8,928)	30,995

In thousand euros	December 31, 2024	Proceeds from borrowing	Non cash effects : proceeds from lease liabilities and other	Repayments of borrowings and lease liabilities	December 31, 2025
State guaranteed loan Société Générale (1)	15,125	—	6	(4,969)	10,162
State guaranteed loan BNP Paribas (1)	6,558	—	2	(2,168)	4,393
State guaranteed loans - accrued interest	—	—			—
Lease liabilities – Building "Le Virage"(3)	131	—	279	(273)	137
Lease liabilities – Premises Innate Inc	164	—	(5)	(104)	55
Lease liabilities – Laboratory equipment	—	—			—
Lease liabilities – Vehicles	71	—	(6)	(25)	40
Lease liabilities - Printers	9	—		(9)	—
Loans – Equipment	43	—		(43)	—
Loans – Building (2)	8,894	—		(1,260)	7,634
Subtotal (excluding RoU)	30,620	—	8	(8,436)	22,189
Total	30,995	—	487	(8,911)	22,571

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
The loan release period was limited to August 30, 2019. On August 30, 2019, the Company drew down the remaining portion of the €15,200 thousand loan granted, for an amount of €13,900 thousand. The reimbursement of the capital has begun in August 30, 2019 and will proceed until August 30, 2031 (12 years). Given the development of its portfolio and in particular the refocusing of its activities on research and development, the Company has for the time being suspended the project to build its new head office on the land acquired in Luminy. In the meantime, the loan will be used to finance several structuring projects (improvement of the information system, development of a commercial platform, development of additional premises rented, etc.). As of December 31, 2025, the remaining capital of the loan amounted to €7,634 thousand. The Company authorized collateral over financial “Société Générale” instruments amounting to €15,200 thousand. The security interest on the pledge financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. The amount of €4.2 million was actually received in July 2024.
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
The table below shows the schedule for the contractual flows (principal only) as of December 31, 2023, 2024 and 2025 respectively :

In thousand euros	Year ended December 31,
Current financial liabilities	2023	2024	2025
State guaranteed loan Société Générale	4,884	4,969	5,038
State guaranteed loan BNP Paribas	2,144	2,167	2,185
State guaranteed loans - accrued interest	14	—	8
Lease finance obligations – Rent Le Virage	244	131	138
Lease liabilities – Premises Innate Inc	92	102	55
Lease finance obligations – Laboratory equipment	109	—	—
Lease liabilities – Vehicles	31	29	23
Lease liabilities - Printers	9	9	—
Lease liabilities - IT security	—	—	71
Loans - Equipment	56	42	—
Loans - Building	1,353	1,260	1,285
Total – Current financial liabilities	8,936	8,709	8,802

In thousand euros	Year ended December 31,
Non-Current financial liabilities	2023	2024	2025
State guaranteed loan Société Générale	15,116	10,156	5,117
State guaranteed loan BNP Paribas	6,556	4,391	2,206
Lease finance obligations – Building Le Virage	131	—	—
Lease liabilities – Premises Innate Inc	154	62	—
Lease finance obligations – Laboratory equipment	—	—	—
Lease finance obligations – Vehicles	56	42	17
Lease liabilities - Printers	9	—	—
Lease liabilities - IT security	—	—	80

Loans - Equipment	43	—	—
Loans - Building	8,895	7,635	6,349
Total – Non-Current financial liabilities	30,957	22,286	13,771
The table below shows the schedule for the contractual flows (being principal and interest payments):

(in thousands of euro)	2026	2027	2028	2029	2030	>2030	Total
State guaranteed loan Société Générale	5,167	5,167	—	—	—	—	10,335
State guaranteed loan BNP Paribas	2,221	2,220	—	—	—	—	4,440
State guaranteed loans - accrued interest	8		—		—		8
Lease finance obligations – Rent Le Virage	138	—	—	—	—	—	138
Lease liabilities – Premises Innate Inc.	55	—	—	—	—	—	55
Lease liabilities – Vehicles	24	16	4	—	—	—	44
Lease liabilities - Printers	—	—	—	—	—	—	—
Lease liabilities - IT security	75	75	6	—	—	—	156
Loans – Equipment	—	—	—	—	—	—	—
Loan – Building	1,427	1,427	1,308	1,427	1,545	951	8,083
Total	9,115	8,904	1,318	1,427	1,545	951	23,260

10)Employee benefits
Defined benefit obligations

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Allowance for retirement defined benefit	2,064	2,369	1,665
Allowance for seniority awards	377	361	258
Total Defined benefit obligations	2,441	2,730	1,923
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
On March 24, 2016, the Company entered into an internal labor agreement with the employees representatives whereby the Company is committed to paying a seniority award after 15 years and 20 years of employment. This award is paid on the anniversary date. A similar award existed for employees having a seniority of 10 years but was not booked due to its insignificant amount. As such, in 2016 the Company recorded a provision for seniority awards and a corresponding charge included in “Personnel costs other than share-based payments” (see Note 14) other than payments in shares. These awards meet the definition of other long-term benefits under IAS 19. This provision is determined by an external actuary firm based on the assumptions disclosed hereafter and amounts to €258 thousand as of December 31, 2025 (€361 thousand as of December 31, 2024).
The main actuarial assumptions used to evaluate retirement benefits are the following:

	Year ended December 31,
	2023	2024	2025
Economic assumptions
Discount rate (iBoxx Corporate AA) for retirement	3.20%	3.20%	3.85%
Annual rate of increase in wages	2.50%	2.50%	2.50%
Demographical assumptions
Type of retirement	At the initiative of the employee	At the initiative of the employee	At the initiative of the employee
Annual mobility rate	5.2%	5.7%	5.6%
Rate of contributions	48.01%	49.29%	52.07%
Rate of wages costs	24.32%	22.62%	21.86%
Age at retirement
Employees borned before 1st January 1968
- Executives	64 years	64 years	64 years
- Non executives	62 years	62 years	62 years
Employees borned after 1st January 1968
- Executives	65 years	65 years	65 years
- Non executives	64 years	64 years	64 years
Mortality table	TH-TF 00-02	TH-TF 00-02	TH-TF 00-02
Annual turnover by tranche of age	All personnel	All personnel	All personnel
16-24 years	15.0%	20.0%	20.0%
25-29 years	14.0%	16.0%	15.0%
30-34 years	10.0%	12.0%	12.0%
35-39 years	6.0%	8.0%	9.0%
40-44 years	4.0%	4.0%	4.0%
45-49 years	2.0%	2.0%	2.0%
+50 years	%	%	%
Changes in the projected benefit obligation for the periods presented were as follows (in thousands of euro):

December 31, 2022	2,550
IAS19 Restatement related to the change in calculation method - IFRIC (1)	—
Service and actualization costs	312
Payments (benefits and contributions paid by the employer)	(27)
Actuarial loss	(394)
As of December 31, 2023	2,441
Service and actualization costs	353
Payments (benefits and contributions paid by the employer)	(29)
Actuarial gain	(36)
As of December 31, 2024	2,730

Service and actualization costs	420
Restructuring impact	(851)
Payments (benefits and contributions paid by the employer)	(281)
Actuarial loss	(94)
As of December 31, 2025	1,923
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
An increase/decrease of +/- 25 basis point of the discount rate would result in a decrease/increase of the total benefit obligation of €3 thousand.
The impact of layoffs and contractual terminations is recognized as a reduction in the plan
The actuarial assumptions used for the provision for length-of-service awards are as follows:
•Discount rate: 3.10%
•Annual rate of salary increase: 2.50%
•Rate of employer contributions: 52.07%
•Employee contributions: 21.86%
•Retirement age: 64 for executives, 62 for non-executives (respectively 65 and 64 for employees born after 1968)
•Mortality table: TH-TF 00-02
•Annual mobility rate: 5.60%% on average
The amounts recognized as an expense linked to defined contributions plans amounted to €1,283 thousand, €1,251 thousand and €1,286 thousand in the years ended December 31, 2023, 2024 and 2025, respectively.
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
As of December 31, 2025, the Company’s share capital amounted to €4,686,661 divided into (i) 93,719,323 ordinary shares, each with a nominal value of €0.05, (ii) 6,324 “2016” free preferred shares, each with a nominal value of €0.05 and (iii) 7,581 “2017” free preferred shares, each with a nominal value of €0.05, respectively fully paid up.
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
The table below presents the historical changes in the share capital of the Company as of December 31, 2023, 2024 and 2025, respectively:

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1 2023	4,011,308	379,636,745	80,212,069	14,095	€0.05
April 14, 2023	Capital increase by issuance of common shares (exercise of share warrants)	728	28,955	14,550	—	€0.05
April 14, 2023	Capital increase by issuance of common shares	3,015	168,840	60,300	—	€0.05
April 14, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	8,165	(8,165)	163,293	—	€0.05
July 6, 2023	Capital increase by issuance of common shares (exercise of share warrants)	3,321	142,991	66,410	—	€0.05
September 18, 2023	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	33	(33)	650	(5)	€0.05
October 3, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	6,403	(6,403)	128,061	—	0.05
December 15, 2023	Subsciption of share warrants	—	47,120	—	—	€—
December 31, 2023	Capital increase by issuance of common shares (definitive acquisition of free shares )	10,762	(10,762)	215,230	—	€0.05
December 31, 2023	Share based payments	—	4,255,748	—	—	€—
	Balance as of December 31 2023	4,043,733	384,255,036	80,860,563	14,090	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1 2024	4,043,733	384,255,036	80,860,563	14,090	€0.05

June 10, 2024	Capital increase by issuance of common shares	1,905	91,440	38,100	—	€0.05
June 10, 2024	Capital increase by issuance of common shares (definitive acquisition of free shares )	3,437	(3,437)	68,744	—	€0.05
	Capital increase by issuance of common shares (exercise of share warrants)					€0.05
July 5, 2024	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	97	(97)	1,950	(15)	€0.05
December 5, 2024	Capital increase by issuance of common shares	91,645	2,767,677	1,832,899	—	€0.05
December 5, 2024	Share issuance costs	—	(24,150)	—	—	€—
December 31, 2024	Capital increase by issuance of common shares (definitive acquisition of free shares )	51,404	(51,404)	1,028,080	—	€0.05
December 31, 2024	Share based payments	—	3,944,383	—	—
	Balance as of December 31 2024	4,192,221	390,979,449	83,830,336	14,075	€0.05

				Number of
Date	Nature of the Transactions	Share Capital	Share premium	Common shares	Preferred shares	Nominal value
	Balance as of January 1, 2025	4,192,221	390,979,449	83,830,336	14,075	€0.05
April 24, 2025	Capital increase by issuance of common shares	417,269	14,582,729	8,345,387	—	€0.05
April 24, 2025	Share issuance costs		(67,963)		—	€0.05
May 5, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
July 3, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	355	(355)	7,150	(55)	€0.05
July 17, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
July 25, 2025	Subsciption of share warrants	—	49,000	—	—	€—
July 31, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
August 18, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	32	(32)	650	(5)	€0.05
November 17, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	194	(194)	3,900	(30)	€0.05
November 27, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	355	(355)	7,150	(55)	€0.05
December 18, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	65	(65)	1,300	(10)	€0.05
December 31, 2025	Capital increase by issuance of common shares (conversion of preferred shares in common shares)	76,075	(76,075)	1,521,500	—	—
December 31, 2025	Share based payments	—	2,567,446	—	—	—
	Balance as of December 31, 2025	4,686,661	408,033,490	93,719,323	13,905	€0.05

Holding by the Company of its own shares
The Company held 18,575 of its own shares as of December 31, 2025.
b)Share based payments
The Company has issued BSAs, BSAARs, stock options, AGAs and AGAPs as follows as of December 31, 2023, 2024 and 2025, respectively: :

Date	Types	Number of warrants issued as of 12/31/2023	Number of warrants void as of 12/31/2023	Number of warrants exercised as of 12/31/2023	Number of warrants outstanding as of 12/31/2023	Maximum number of shares to be issued as of 12/31/2023	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	172	2,063	268,190	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	681,420	85,230	—	—	—
August 5, 2020	AGA Perf Management 2020-1	710,000	580,000	130,000	—	—	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—

October 1, 2021	AGA Perf Employees 2021-1	1,066,600	247,300	—	819,300	819,300	€—
October 1, 2021	AGA Perf Management 2021-1	610,000	130,000	—	480,000	480,000	€—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	€—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	198,000	—	1,173,500	1,173,500	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	€—
November 2, 2023	AGA New Members 2023-1	25,000	—	—	25,000	25,000	€—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	4,500	—	1,399,000	1,399,000	€—
December 21, 2023	AGA Perf Management 2023-1	750,000	—	—	750,000	750,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	€2.36
July 16, 2014	BSA 2014	150,000	—	75,000	75,000	75,000	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
December 15, 2023	Total as of BSA 2023-1	50,000	12,000	—	38,000	38,000	2.26
	Total as of Balance as of December 31 2023	12,820,670	3,057,735	3,271,690	6,491,245	7,242,172

Date	Types	Number of warrants issued as of 12/31/2024	Number of warrants void as of 12/31/2024	Number of warrants exercised as of 12/31/2024	Number of warrants outstanding as of 12/31/2024	Maximum number of shares to be issued as of 12/31/2024	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	€2.04
July 1, 2015	BSAAR 2015	1,050,382	2,720	1,940	1,045,722	1,045,722	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	187	2,048	266,240	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—

April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—
November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	681,420	85,230	—	—	—
August 5, 2020	AGA Perf Management 2020-1	710,000	580,000	130,000	—	—	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	454,520	612,080	—	—	—
October 1, 2021	AGA Perf Management 2021-1	610,000	194,000	416,000	—	—	—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	299,000	—	1,072,500	1,072,500	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	—	550,000	550,000	€—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	€—
November 2, 2023	AGA New Members 2023-1	25,000	—	—	25,000	25,000	€—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	129,750	—	1,273,750	1,273,750	€—
December 21, 2023	AGA Perf Management 2023-1	750,000	—	—	750,000	750,000	€—
February 15, 2024	AGA New Members 2024-1	25,000	—	—	25,000	25,000	€—
June 10, 2024	AGA "Plan Epargne Entreprise" 2024	68,744	—	68,744	—	—	€—
August 1, 2024	AGA Perf Management 2024-1	150,000	—	—	150,000	150,000	€—
November 13, 2024	AGA employees 2024-1	370,560	1,800	—	368,760	368,760	€—
November 13, 2024	AGA Perf Employees 2024-1	1,162,900	—	—	1,162,900	1,162,900	€—
November 13, 2024	AGA Perf Management 2024-2	975,000	—	—	975,000	975,000	€—

November 13, 2024	AGA Management 2024-1	200,000	—	—	200,000	200,000	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
September 11, 2024	Stock Options 2024-1	100,000	—	—	100,000	100,000	€2.18
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	€2.36
July 16, 2014	BSA 2014	150,000	75,000	75,000	—	—	€8.65
April 27, 2015	BSA 2015-1	70,000	—	—	70,000	70,000	€9.59
July 1, 2015	BSA 2015-2	14,200	—	—	14,200	14,200	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	€2.26
	Total as of Balance as of December 31 2024	15,872,874	3,632,005	4,368,529	7,872,340	8,621,332

Date	Types	Number of warrants issued as of 12/31/2025	Number of warrants void as of 12/31/2025	Number of warrants exercised as of 12/31/2025	Number of warrants outstanding as of 12/31/2025	Maximum number of shares to be issued as of 12/31/2025	Exercise price per share (in €)
Sept. 9, 2011	BSAAR 2011	650,000	25,000	625,000	—	—	€2.04
May 27, 2013	BSAAR 2012	146,050	12,250	133,800	—	—	€2.04
July 1, 2015	BSAAR 2015	1,050,382	1,048,442	1,940	—	—	€7.20
October 21, 2016	AGAP Management 2016-1	2,000	550	250	1,200	156,000	€—
October 21, 2016	AGAP Employees 2016-1	2,486	251	357	1,878	244,140	€—
October 21, 2016	AGA Management 2016-1	50,000	—	50,000	—	—	€—
December 30, 2016	AGAP Management 2016-2	3,000	—	—	3,000	333,000	€—
December 30, 2016	AGA Management 2016-2	250,000	—	250,000	—	—	—
April 3, 2018	AGAP Employees 2017-1	5,725	5,725	—	—	—	—
April 3, 2018	AGAP Management 2017-1	2,400	2,400	—	—	—	—
April 3, 2018	AGA Employees 2017	114,500	4,000	110,500	—	—	—
July 3, 2018	AGA Bonus 2018-1	67,028	469	66,559	—	—	—
November 20, 2018	AGAP Perf Employees 2018-1	327,500	224,375	103,125	—	—	—
November 20, 2018	AGAP Perf Management 2018-1	260,000	150,000	110,000	—	—	—
January 14, 2019	AGA Employees 2018	90,650	5,000	85,650	—	—	—
April 29, 2019	AGA New Members 2017-1	25,000	—	25,000	—	—	—
July 3, 2019	AGA Bonus 2019-1	57,376	—	57,376	—	—	—
November 4, 2019	AGAP 2019 Employees 2019	546,700	375,150	171,550	—	—	—

November 4, 2019	AGAP 2019 Management 2019	355,000	207,500	147,500	—	—	—
July 13, 2020	AGA Bonus 2020-1 & 2	79,861	17,885	61,976	—	—	—
August 5, 2020	AGA Perf Employees 2020-1	766,650	681,420	85,230	—	—	—
August 5, 2020	AGA Perf Management 2020-1	710,000	580,000	130,000	—	—	—
July 22, 2021	AGA Bonus 2021-1	125,748	—	125,748	—	—	—
October 1, 2021	AGA Perf Employees 2021-1	1,066,600	454,520	612,080	—	—	—
October 1, 2021	AGA Perf Management 2021-1	610,000	194,000	416,000	—	—	—
February 12, 2022	AGA "Plan Epargne Entreprise" 2022	138,960	—	138,960	—	—	—
October 3, 2022	AGA Bonus 2022-1	128,061	—	128,061	—	—	€—
December 12, 2022	AGA Perf Employees 2022-1	1,371,500	400,000	971,500	—	—	€—
December 12, 2022	AGA Perf Management 2022-1	550,000	—	550,000	—	—	€—
April 14, 2023	AGA "Plan Epargne Entreprise" 2023	163,293	—	163,293	—	—	€—
November 2, 2023	AGA New Members 2023-1	25,000	—	—	25,000	25,000	€—
December 21, 2023	AGA Perf Employees 2023-1	1,403,500	508,500	—	895,000	895,000	€—
December 21, 2023	AGA Perf Management 2023-1	750,000	225,000	—	525,000	525,000	€—
February 15, 2024	AGA New Members 2024-1	25,000	25,000	—	—	—	€—
June 10, 2024	AGA "Plan Epargne Entreprise" 2024	68,744	—	68,744	—	—	€—
August 1, 2024	AGA Perf Management 2024-1	150,000	—	—	150,000	150,000	€—
November 13, 2024	AGA employees 2024-1	370,560	93,480	—	277,080	277,080	€—
November 13, 2024	AGA Perf Employees 2024-1	1,162,900	304,000	—	858,900	858,900	€—
November 13, 2024	AGA Perf Management 2024-2	975,000	375,000	—	600,000	600,000	€—
November 13, 2024	AGA Management 2024-1	200,000	—	—	200,000	200,000	€—
May 7, 2025	AGA employees 2025-01	220,500	56,200	—	164,300	164,300	€—
July 21, 2020	Stock Options 2020-1	102,000	102,000	—	—	—	€—
September 11, 2024	Stock Options 2024-1	100,000	100,000	—	—	—	€2.18
July 29, 2011	BSA 2011-2	225,000	25,000	200,000	—	—	€1.77
July 17, 2013	BSA 2013	237,500	12,500	225,000	—	—	€2.36
July 16, 2014	BSA 2014	150,000	75,000	75,000	—	—	€8.65
April 27, 2015	BSA 2015-1	70,000	70,000	—	—	—	€9.59

July 1, 2015	BSA 2015-2	14,200	14,200	—	—	—	€14.05
September 20, 2017	BSA 2017	37,000	—	—	37,000	37,000	€11.00
December 16, 2022	BSA 2022-1	40,000	31,740	—	8,260	8,260	€2.31
December 15, 2023	BSA 2023-1	50,000	12,000	—	38,000	38,000	€2.26
July 25, 2025	BSA-2025-1	80,000	30,000	—	50,000	50,000	€1.62
	Balance as of December 31, 2025	16,173,374	6,448,557	5,890,199	3,834,618	4,561,680

AGA
Details of AGA

	AGAP Management 2016-1		AGAP Employees 2016-1		AGA Management 2016-1	AGA Employees 2016-1	AGAP Management 2016-2
Date of grant (Board of Directors)	October 21, 2016		October 21, 2016		October 21, 2016	October 21, 2016	October 21, 2016
Vesting period (years)	1 year		1 year		3 years	1 year	1 year
Non transferability period	2 years after the vesting period end		2 years after the vesting period end		None	2 years after the vesting period end	2 years after the vesting period end
Number of free shares granted	2,000		2,486		50,000	99,932	3,000
Share entitlement per free share	130	(1)	130	(1)	1	1	111
Grant date share fair value	€10.87		€10.87		€10.87	€10.87	€12.73
Expected dividends	None		None		None	None	None
Performance conditions	Yes		Yes		None	None	Yes
Expected turnover (yearly basis)	5%		5%		—	5%	9%
Volatility	40%		40%		—	—	40%
Fair value per AGA	€911		€911		€10.55	€10.55	€956
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

	AGA Management 2016-2	AGA Employees 2016-2	AGA Bonus 2017	AGA Employee 2017	AGAP Employees 2017-1
Date of grant (Board of Directors)	December 30, 2016	December 30, 2016	September 20, 2017	April 3, 2018	April 3, 2018
Vesting period (years)	3 years	1 year	1 year	1 year	1 year
Non transferability period	None	2 years after the vesting period end	1 year after the vesting period end	1 year after the vesting period end	2 years after the vesting period end
Number of free shares granted	250,000	149,943	114,500	28,556	5,725
Share entitlement per free share	1	1	1	1	100
Grant date share fair value	€12.73	€12.73	€5.52	€10.90	€5.52
Expected dividends	None	None	None	None	None
Performance conditions	None	None	Yes	None	Yes
Expected turnover (yearly basis)	—	5%	4%	—	5%
Volatility	—	—	55%	—	55%
Fair value per AGA	€14.61	€10.55	€5.83	€10.30	€90

	AGAP Management 2017	AGA Bonus 2018	AGA Perf Employees 2018	AGA Perf Management 2018	AGA New Members 2017-1
Date of grant (Board of Directors)	April 3, 2018	July 3, 2018	November 20, 2018	November 20, 2018	April 29, 2019
Vesting period (years)	1 year	1 year	3 years	3 years	3 years
Non transferability period	2 years after the vesting period end	1 year after the vesting period end	None	None	None
Number of free shares granted	2,400	67,028	327,500	260,000	25,000
Share entitlement per free share	100	1	1	1	1
Grant date share fair value	€5.52	€5.06	€8.00	€8.00	€5.74
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	Yes	Yes	No
Expected turnover (yearly basis)	11%	—	4%	10%	10%
Volatility	55%	—	45%	45%	—
Fair value per AGA	€90	€4.69	€3.81	€3.81	€5.74

	AGA Employees 2018	AGA Bonus 2019-1	AGA Perf Employees 2019	AGA Perf Management 2019	AGA Bonus 2020
Date of grant (Board of Directors)	January 14, 2019	July 3, 2019	November 4, 2019	November 4, 2019	July 13, 2020
Vesting period (years)	1 year	1 year	3 years	3 years	1 year
Non transferability period	1 year after the vesting period end	1 year after the vesting period end	None	None	1 year after the vesting period end
Number of free shares granted	90,650	57,376	546,700	355,000	79,861
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€7.31	€5.90	€3.13	€3.13	€6.40
Expected dividends	None	None	None	None	None
Performance conditions	No	No	Yes	Yes	No
Expected turnover (yearly basis)	4.03%	—	10%	10%	—
Volatility	N/A	—	45%	45%	—
Fair value per AGA	€7.31	€5.72	€3.13	€3.13	€6.40

	AGA Perf Employees 2020-1	AGA Perf Management 2020-1	AGA Bonus 2021-1	AGA Perf Employees 2021-1	AGA Perf Management 2021-1
Date of grant (Board of Directors)	August 5, 2020	August 5, 2020	July 22, 2021	October 1, 2021	October 1, 2021
Vesting period (years)	3.5 years	3.5 years	1 year	3.5 years	3.5 years
Non transferability period	None	None	1 year	None	None
Number of free shares granted	769,202	710,000	125,748	1,066,600	610,000
Share entitlement per free share	1	1	1	1	1
Grant date share fair value	€2.94	€2.94	€3.43	€1.76	€1.76
Expected dividends	None	None	None	None	None
Performance conditions	Yes	Yes	No	Yes	Yes
Expected turnover (yearly basis)	10.00%	10.00%	—	13.32%	13.32%
Volatility	45.00%	45.00	—	50.00	50.00
Fair value per AGA	€2.94	€2.94	€3.43	€1.76	€1.76

	AGA "Plan Epargne Entreprise" 2022	AGA Bonus 2022-1	AGA Perf Employees 2022-1	AGA Perf Management 2022-1
Date of grant (Board of Directors)	February 14, 2022	October 3, 2022	December 12, 2022	December 12, 2022
Vesting period (years)	None	1 year	3.1 years	3.1 years
Non transferability period	None	None	None	None
Number of free shares granted	138,960	128,061	1,371,500	550,000
Share entitlement per free share	1	1	1	1
Grant date share fair value	€4.10	€3.89	€1.39	€1.39
Expected dividends	None	None	None	None
Performance conditions	No	No	Yes	Yes
Expected turnover (yearly basis)	—	—	10.50	10.50
Volatility	—	—	50.00	50.00
Fair value per AGA	€4.10	€3.89	€1.39	€1.39

	AGA "Plan Epargne Entreprise" 2023	AGA New Members 2023-1	AGA Perf Employees 2023-1	AGA Perf Management 2023-1
Date of grant (Board of Directors)	April 14, 2023	November 2, 2023	December 21, 2023	December 21, 2023
Vesting period (years)	None	3 years	3.0 years	3.0 years
Non transferability period	None	None	None	None
Number of free shares granted	163,293	25,000	1,403,500	750,000
Share entitlement per free share	1	1	1	1
Grant date share fair value	€2.85	€2.23	€1.60	€1.60
Expected dividends	None	None	None	None
Performance conditions	No	No	Yes	Yes
Expected turnover (yearly basis)	—	—	11.20%	11.20%
Volatility	—	—	50.00%	50.00%
Fair value per AGA	€2.85	€2.23	€1.60	€1.60

	AGA New Members 2024-1	AGA "Plan Epargne Entreprise" 2024	AGA Perf Management 2024-1	AGA employees 2024-1
Date of grant (Board of Directors)	15 February 2024	10 June 2024	1 August 2024	13 November 2024
Vesting period (years)	3.0 years	None	2.0 years	3.0 years
Non transferability period	None	None	None	None
Number of free shares granted	25,000	68,744	150,000	370,560
Share entitlement per free share	1	1	1	1
Grant date share fair value	€2.31	€2.45	€2.01	€1.62
Expected dividends	0	0	0	0
Performance conditions	No	No	Yes	No
Expected turnover (yearly basis)	—	—	—	—
Volatility	—	—	—	—
Fair value per AGA	€2.31	€2.45	€2.01	€1.62

	AGA Perf Employees 2024-1	AGA Perf Management 2024-2	AGA Management 2024-1	AGA employees 2025-1
Date of grant (Board of Directors)	13 November 2024	13 November 2024	13 November 2024	May 7, 2025
Vesting period (years)	3.0 years	3.0 years	3.0 years	3.0 years
Non transferability period	None	None	None	None
Number of free shares granted	1,162,900	975,000	200,000	220,500
Share entitlement per free share	1	1	1	1
Grant date share fair value	€1.87	€1.87	€1.62	€2.02
Expected dividends	0	0	0	0
Performance conditions	Yes	Yes	No	No
Expected turnover (yearly basis)	10%	10%	—	—
Volatility	50%	50%	—	—
Fair value per AGA	€1.87	€1.87	€1.62	€2.02

Change in Number of AGAs Outstanding

	Year ended December 31,
Number of AGAs	2023	2024	2025
Balance at beginning of period	4,677,173	5,203,063	6,559,158
Granted during the period	2,341,793	2,952,204	220,500
Forfeited during the period	(1,309,314)	(499,270)	(1,556,630)
Exercised during the period	(506,589)	(1,096,839)	(1,521,670)
Expired during the period	—	—	—
Balance at end of period	5,203,063	6,559,158	3,701,358

Breakdown of the Closing Balance

	Year ended December 31,
	2023	2024	2025
Number of AGAs	Outstanding	Outstanding	Outstanding
AGAP Management 2016-1	1,200	1,200	1,200
AGAP Employees 2016-1	2,063	2,048	1,878
AGAP 2016-2	3,000	3,000	3,000
AGA New Members 2017-1	—	—	—
AGA Perf Employees 2019-1	—	—	—
AGA Perf Management 2019-1	—	—	—
AGA Bonus 2020-1	—	—	—
AGA Perf Employees 2020-1	—	—	—
AGA Perf Management 2020-1	—	—	—
AGA Bonus 2021-1	—	—	—
AGA Perf Employees 2021-1	819,300	—	—
AGA Perf Management 2021-1	480,000	—	—
AGA Bonus 2022-1	—	—	—
AGA Perf Employees 2022-1	1,173,500	1,072,500	—
AGA Perf Management 2022-1	550,000	550,000	—
AGA New Members 2023-1	25,000	25,000	25,000
AGA Perf Employees 2023-1	1,399,000	1,273,750	895,000
AGA Perf Management 2023-1	750,000	750,000	525,000
AGA New Members 2024-1	—	25,000	—
AGA "Plan Epargne Entreprise" 2024	—	—	—
AGA Perf Management 2024-1	—	150,000	150,000
AGA employees 2024-1	—	368,760	277,080
AGA Perf Employees 2024-1	—	1,162,900	858,900
AGA Perf Management 2024-1	—	975,000	600,000
AGA Management 2024-1	—	200,000	200,000
AGA employees 2025-1			164,300
TOTAL	5,203,063	6,559,158	3,701,358
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
Income relating to the 2022 financial year is explained by the review of the performance conditions during the 2022 financial year with regard to the definitive achievement of the vesting. These instruments were definitively acquired during the 2022 financial year. Consequently, there were no expenses related to these plans for the financial year ended December 31,2023.
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
Expenses were €1,436 thousand and €— thousand for the financial year ended December 31, 2023 and 2024, respectively. These instruments were definitively acquired during the 2023 financial year. Consequently, no expense relating to these plans was recognized during the financial years ended December 31,2024 and December 31, 2025.
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
These instruments were definitively acquired during the 2024 financial year. Expenses were €1,161 thousand, €1,162 thousand and €0 thousand for the financial years ended December 31, 2023, 2024 and 2025, respectively.
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
Expenses were €1,157 thousand, €888 thousand and €891 thousand for the financial year ended December 31, 2023, 2024 and 2025, respectively.
AGA Bonus 2022-1
AGA Bonus 2022 were granted to the Executive members Committee who opted for these compensation plans. For each recipient, the number of shares definitely acquired is equal to the cash equivalent of 50% of the annual variable compensation increased by a 50% premium. In the event of an over-performance (i.e. achieved target above 100%), the surplus is paid in cash.
Expenses were €0 thousand for the financial year ended December 31, 2025. These instruments were definitely acquired during the 2023 financial year. No expense relating to this plan was recognized during the financial years ended December 31, 2023, December 31, 2024 and December 31, 2025.
AGA New-members 2023-1
Expenses were €19 thousand and €19 thousand for the financial year ended December 31, 2024 and 2025, respectively.
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
Expenses were €33 thousand, €1,226 thousand and €702 thousand for the financial year ended December 31,2023, 2024 and 2025, respectively.
AGA New-members 2024-1
Expense was €(17) thousand for the financial year ended December 31, 2025.
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
There were no expenses for these plans for the year ended December 31, 2025.
Other free shares
Expenses were €231 thousand for the financial year ended December 31, 2025.
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
Expenses were €119 thousand and €699 thousand for the financial year ended December 31, 2024 and 2025.
AGA 2025-01
Expense was €54 thousand for the financial year ended December 31, 2025.
BSA
Until 2017, the Company issued BSAs to members of the Supervisory Board and certain consultants. Following the AMF's position dated June 5, 2018, the Company has decided not to issue any further BSAs other than at market conditions to Supervisory Board members.
Details of BSA

	BSA 2013	BSA 2014	BSA 2015-1	BSA 2015-2	BSA 2017
Date of grant (Board of directors)	July 17, 2013	July 16, 2014	April 27, 2015	July 1, 2015	September 20, 2017
Vesting period (years)	2 years	2 years	2 years	2 years	2 years
Plan expiration date	July 17, 2023	July 16, 2024	April 26, 2025	June 30, 2025	September 20, 2027
Number of BSA granted	237,500	150,000	70,000	14,200	37,000
Share entitlement per BSA	1	1	1	1	1
Exercise price	€2.36	€8.65	€9.59	€14.05	€11.00
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes	Black & Scholes
Grant date share fair value	€2.45	€6.85	€13.65	€13.64	€10.41
Expected volatility	31.83%	46.72%	54.08%	47.83%	61.74%
Average life of BSA	5.5 years	5.5 years	5.5 years	5.5 years	6 years
Risk-free interest rate	2.42%	1.00%	0.25%	0.25%	0.20%
Expected dividends	None	None	None	None	None
Performance conditions	None	None	None	None	None
Fair value per BSA	€0.87	€2.51	€6.59	€4.73	€0.57

	BSA 2022-1	BSA 2023-1	BSA 2025-1
Date of grant (Board of directors)	December 16, 2022	December 15, 2023	July 25, 2025
Vesting period (years)	2 years	2 years	2 years
Plan expiration date	October 3, 2032	October 19, 2033	July 24, 2035
Number of BSA granted	40,000	50,000	80,000
Share entitlement per BSA	1	1	1
Exercise price	€2.31	€2.26	€0.64
Valuation method used	Black & Scholes	Black & Scholes	Black & Scholes
Grant date share fair value	€1.31	€1.24	€0.98
Expected volatility	50.00%	45.00%	45.00%
Average life of BSA	5.5 years	5.5 years	5.5 years
Risk-free interest rate	2.40%	2.50%	2.50%
Expected dividends	None	None	None
Performance conditions	None	None	None
Fair value per BSA	€1.21	€1.24	€0.98

Change in Number of BSA Outstanding

	Year ended December 31,
Number of BSA	2023	2024	2025
Balance at beginning of period	250,820	242,460	167,460
Granted during the period	50,000	—	80,000
Forfeited during the period	(24,500)	(75,000)	(30,000)
Exercised during the period	(33,860)	—	—
Expired during the period	—	—	(84,200)
Balance at end of period	242,460	167,460	133,260
Breakdown of the Closing Balance

	Year ended December 31,
	2023		2024		2025
Number of BSA	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSA 2014	75,000	75,000	—	—	—	—
BSA 2015-1	70,000	70,000	70,000	70,000	—	—
BSA 2015-2	14,200	14,200	14,200	14,200	—	—
BSA 2017	37,000	37,000	37,000	37,000	37,000	37,000
BSA 2022-1	8,260	8,260	8,260	8,260	8,260	8,260
BSA 2023-1	38,000	38,000	38,000	38,000	38,000	38,000
BSA 2025-1	—	—	—	—	50,000	50,000
TOTAL	242,460	242,460	167,460	167,460	133,260	133,260

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

BSAAR 2015
Date of grant (Board of directors)	July 1, 2015
Beneficiaries	Employees and corporate officers
Vesting period (years)	2 years
Plan expiration date	June 30, 2025
Number of BSAAR granted	1,050,382
Share entitlement per BSAAR	1
Exercise price	€7.20
Valuation method used	Black & Scholes
Grant date share fair value	€13.77
Expected volatility	41%
Average life of BSAAR	10 years
Risk-free interest rate	1.22%
Expected dividends	None
Performance conditions	No
Fair value per BSA	€1.15

Change in Number of BSAAR Outstanding

	Year ended December 31,
Number of BSAAR	2023	2024	2025
Balance at beginning of period	1,105,072	1,045,722	1,045,722
Granted during the period	—	—	—
Forfeited during the period	(12,250)	—	(1,045,722)

Exercised during the period	(47,100)	—	—
Expired during the period	—	—	—
Balance at end of period	1,045,722	1,045,722	—
Breakdown of the Closing Balance

	Year ended December 31,
	2023		2024		2025
Number of BSAAR	Outstanding	Exercisable	Outstanding	Exercisable	Outstanding	Exercisable
BSAAR 2011	—	—	—	—	—	—
BSAAR 2012	—	—	—	—	—	—
BSAAR 2015	1,045,722	1,045,722	1,045,722	1,045,722	—	—
TOTAL	1,045,722	1,045,722	1,045,722	1,045,722	—	—
Breakdown of expenses per financial year
The share-based compensation expenses are broken down as follows:

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
AGAP Employee 2020 / AGAP Management 2020	1,436	—	—
AGAP Employee 2021 / AGAP Management 2021	1,161	1,162	—
AGAP Employee 2022 / AGAP Management 2022	1,157	888	891
AGA New Members 2023-1 Management	3	19	19
AGAP Employee 2023/ AGAP Management 2023	33	1,226	702
AGA "Plan Epargne Entreprise" 2023	465	—	—
AGA Perf Management 2024-1	—	302	—
AGAP Employee 2024/ AGAP Management 2024	—	119	699
AGA "Plan Epargne Entreprise" 2024	—	168	—
AGA New Members 2024 - 1 Management	—	17	(17)
Stock-option 2024	—	12	(12)
Other free shares	—	32	231
AGA Employee 2025	—	—	54
Share based compensation	4,256	3,944	2,567

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

As of December 31, 2023 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables(2)	Fair value
Financial assets
Non-current financial assets	9,796	9,796		9,796

Trade receivables and others	66,111	—	66,111	66,111
Short-term investments	21,851	21,851	—	21,851
Cash and cash equivalents	70,605	70,605	—	70,605
Total financial assets	168,363	102,252	66,111	168,363

As of December 31, 2023 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	30,957	—	30,957	30,957
Financial liabilities—current portion	8,936	—	8,936	8,936
Trade payables and others	17,018	—	17,018	17,018
Total financial liabilities	56,911	—	56,911	56,911

As of December 31, 2024 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables(2)	Fair value
Financial assets
Non-current financial assets	10,281	10,281	—	10,281
Trade receivables and others	14,300	—	14,300	14,300
Short-term investments	14,374	14,374	—	14,374
Cash and cash equivalents	66,396	66,396	—	66,396
Total financial assets	105,351	91,051	14,300	105,351

As of December 31, 2024 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	22,286	—	22,286	22,286
Financial liabilities—current portion	8,709	—	8,709	8,709
Trade payables and others	16,007	—	16,007	16,007
Total financial liabilities	47,002	—	47,002	47,002

As of December 31, 2025 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Receivables(2)	Fair value
Financial assets
Non-current financial assets	10,455	10,455	—	10,455
Trade receivables and others	12,651	—	12,651	12,651
Short-term investments	6,218	6,218	—	6,218
Cash and cash equivalents	28,092	28,092	—	28,092
Total financial assets	57,416	44,765	12,651	57,416

As of December 31, 2025 (in thousands of euro)	Book value on the statement of financial position	Fair value through profit and loss(1)	Debt at amortized cost(3)	Fair value
Financial liabilities
Financial liabilities—non-current portion	13,771	—	13,771	13,771
Financial liabilities—current portion	8,802	—	8,802	8,802
Trade payables and others	15,042	—	15,042	15,042
Total financial liabilities	37,615	—	37,615	37,615
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

13)Revenue and government financing for research expenditures
13.1) Revenue from collaboration and licensing agreements
The Company’s revenue from collaboration and licensing agreements amounts to €51,901, €12,622 and €2,787 for the fiscal year ended December 31, 2023, 2024 and 2025, respectively.

	Year ended December 31,
(in thousands of euro)	2023(1)	2024	2025
Proceeds from collaboration and licensing agreements	50,725	10,505	620
of which monalizumab agreement - AstraZeneca	9,499	4,404	220
of which IPH5201 agreement - AstraZeneca	—	—	—
of which preclinical molecules agreement - AstraZeneca	—	—	—
of which Sanofi agreement 2016	2,000	4,000	—
of which Sanofi agreement 2022 - ANKET IPH62 - Recognition of license initial payment and income related to the completion of work in line with the joint research program	18,873	401	400
of which Sanofi agreement 2022 - ANKET IPH67 -Recognition of license initial payment and income related to the progress of related research program	15,800	1,700	—
of which Takeda agreement 2023	4,553	—
Invoicing of research and development costs (IPH5201)	1,165	2,060	1,666
Others	11	56	501
Revenue from collaboration and licensing agreements	51,901	12,622	2,787

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
Change in monalizumab deferred revenue (in thousands of euro):

As of December 31, 2022	14,481
Revenue for the 2023 financial year	(9,499)
Transfer from collaboration liabilities	173
As of December 31, 2023	5,156
Revenue for the 2024 financial year	(4,404)
Transfer from collaboration liabilities	(536)
As of December 31, 2024	215
Revenue for the 2025 financial year	(220)
Transfer from collaboration liabilities	5
As of December 31, 2025	—

Change in monalizumab collaboration liablities (in thousands of euro):

	Current	Non-Current	Total
As of December 31, 2022	10,223	52,988	63,211
Additions (2)	7,785	(7,958)	(173)
Repayment cost to AZ	(8,423)	—	(8,423)
Fx impact	(1,938)	—	(1,938)
As of December 31, 2023 (3)	7,647	45,030	52,677
Additions	4,303	(3,902)	401
Repayment cost to AZ	(7,772)	—	(7,772)
Fx impact	3,265	—	3,265
As of December 31, 2024 (4)	7,443	41,128	48,571
Additions	9,521	(9,380)	141
Repayment cost to AZ	(4,792)	—	(4,792)
Fx impact	(5,671)	—	(5,671)
As of December 31, 2025 (5)	6,501	31,748	38,249

b)Revenue recognition related to IPH5201 AstraZeneca collaboration and option agreement
Revenue related to IPH5201 for the year ended December 31, 2025 is nil as for the year ended December 31, 2024 and 2023. As a reminder, an amendment sets the terms of the collaboration following AstraZeneca’s decision to advance IPH5201 to a Phase 2 study. The Company will conduct the study. Both parties will share the external cost related to the study and incurred by the Company and AstraZeneca will provide products necessary to conduct the clinical trial. Under this agreement, an amount of €1,666 thousand euros was re-invoiced in financial year 2025 (compared with an amount of €2,060 thousand in financial year 2024 and €1,165 thousand in financial year 2023).

c)Revenue recognition related to collaboration and license agreement signed with Sanofi in 2016
Revenues under the collaboration and license agreement signed with Sanofi in 2016 amounted to €— thousand for the year ended December 31, 2025 as compared to €4,000 thousand for the year ended December 31, 2024 and €2,000 thousand for the year ended December 31, 2023. As a reminder, in June 2023, the first patient was dosed in a Sanofi-sponsored Phase 1/2 clinical trial evaluating IPH6401/SAR'514 in relapsed or refractory Multiple Myeloma. As provided by the licensing agreement signed in 2016, Sanofi made a milestone payment of €2.0 million, fully recognized in revenue since June 2023. This amount was received by the Company on July 21, 2023. In 2024, the company announced the treatment of the first patient in the dose-extension portion of the clinical trial evaluating SAR443579/IPH6101, materializing the progression of the clinical trial developed by Sanofi towards phase 2 in various blood cancers. The decision triggered a milestone payment to Innate of 4 million euros recognized in income at June 30, 2024 and collected on May 17, 2024.
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
Following Sanofi's announcement in October 2024 that it would return the rights to the second option to terminate the research collaboration, revenue of €1,700 thousand euros was recognized in full in the income statement at December 31, 2024. Income relating to research work on the 1st license amounted to €400 thousand euros in financial year 2025 as in 2024.
Change in deferred revenue relating to the 2022 research collaboration and licensing agreement :

As of December 31, 2022	—
Additions	8,200
Deductions	(2,874)
As of December 31, 2023	5,327
Additions	—
Deductions	(2,101)
As of December 31, 2024	3,226
Additions	—
Deductions	(400)
As of December 31, 2025	2,826

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

f) Schedule of variance of deferred revenue
The main variance of the global deferred revenue is presented in the following schedule:

(in thousands of euro)	December 31, 2022	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2023
Monalizumab	14,481	(9,499)	—	173	5,155
Sanofi services	—	(374)	3,200	—	2,826
Sanofi options	—	(2,500)	5,000	—	2,500
Total	14,481	(12,373)	8,200	173	10,483
(1)Of which €5,865 thousand of current deferred revenue and €4,618 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2023	Recognition in P&L	Proceeds	Transfer from collaboration liabilities	December 31, 2024
Monalizumab	5,155	(4,404)	—	(536)	215
Sanofi options	2,500	—	—	—	2,500
Sanofi services	2,826	(2,100)	—	—	726
Others	—	—	—	—	—
Total	10,483	(6,504)	—	(536)	3,441 (2)
(2) Of which €616 thousand of current deferred revenue and €2,825 thousand of non-current deferred revenue.

(in thousands of euro)	December 31, 2024	Recognition in P&L	Proceeds and other increase	Transfer from collaboration liabilities	December 31, 2025
Monalizumab	215	(220)	—	5	—
Sanofi options	2,500	—	—	—	2,500
Sanofi services	726	(400)	—	—	326
Total	3,441	(620)	—	5	2,826 (3)
(3) Of which €2,825 thousand of current deferred revenue.

13.2) Government financing for research expenditures
The Company receives grants from the European Commission and the French government and state organizations in several different forms:
•Investment and operating grants; and
•Research Tax Credits.

The total amount for government financing for research expenditures recorded as other income in the income statement can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Research Tax Credit	9,729	7,463	6,186
Grant and other tax credit (1)	—	25	19
Government financing for research expenditures	9,729	7,488	6,205
(1) As of December 31, 2025, the amount is composed of the research tax credit calculated and recognized for the 2024 financial year for an amount of €6,186 thousand.As a reminder, as of December 31, 2024 and 2023, the amount is mainly composed of the research tax credit calculated and recognized for the 2023 financial year for an amount of € 7,463 thousand and €9,729 thousand.

14)Operating expenses

(in thousands of euro)	Year ended December 31,
	2023 (1)				2024			2025
	R&D	G&A	Impairment	Total	R&D	G&A	Total	R&D	G&A	Total
Subcontracting costs(1)	(27,568)	—	—	(27,568)	(25,535)	—	(25,535)	(18,320)	—	(18,320)
Cost of supplies and consumable materials	(2,611)	(244)	—	(2,855)	(2,764)	(292)	(3,056)	(2,485)	(266)	(2,751)
Personnel expenses other than share-based compensation	(14,834)	(6,874)	—	(21,708)	(15,063)	(7,085)	(22,148)	(14,767)	(7,140)	(21,906)
Share-based compensation	(2,288)	(1,968)	—	(4,256)	(2,473)	(1,471)	(3,944)	(1,751)	(816)	(2,567)
Restructuring costs(4)								(2,306)	(583)	(2,889)
Personnel expenses	(17,121)	(8,842)		(25,964)	(17,536)	(8,556)	(26,092)	(18,824)	(8,539)	(27,363)
Non-scientific advisory and consulting(2)	(732)	(2,906)		(3,638)	(229)	(3,377)	(3,606)	(535)	(3,043)	(3,578)
Leasing and maintenance	(879)	(1,047)		(1,926)	(864)	(1,319)	(2,183)	(819)	(1,436)	(2,255)
Travel expenses and meeting attendance	(380)	(268)		(648)	(468)	(308)	(776)	(335)	(413)	(748)
Marketing, communication and public relations	(52)	(316)		(368)	(44)	(309)	(353)	(47)	(472)	(519)
Scientific advisory and consulting(3)	(1,220)	—		(1,220)	(2,039)	—	(2,039)	(740)	—	(740)
Other purchases and external expenses	(28)	(2,636)		(2,664)	(13)	(2,776)	(2,789)	(17)	(2,358)	(2,375)
Depreciation and amortization	(3,891)	(1,202)		(5,093)	(1,075)	(913)	(1,988)	(477)	(907)	(1,384)
Intellectual property expenses	(1,292)	(203)		(1,495)	(1,113)	(239)	(1,352)	(778)	(224)	(1,002)
Other income and (expenses), net	(248)	(623)		(872)	(300)	(1,627)	(1,927)	(243)	(1,735)	(1,978)
Impairment of intangible assets	—			—			—	—	—	—
Total net operating expenses	(56,022)	(18,288)	—	(74,310)	(51,980)	(19,716)	(71,696)	(43,620)	(19,394)	(63,013)

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

	Year ended December 31,
	2023		2024			2025
(in thousands of euro)	Deloitte & Associés	Total	Deloitte & Associés	PwC	Total	Deloitte & Associés	PwC	Total
Audit fees	725	725	573	525	1,098	516	516	1,032
Non-audit fees (services other than the audit of financial statements)	213	213	158	50	208	127	133	260
Total	938	938	731	575	1,306	643	649	1,292
*Non-audit fees: These fees relate to services provided in connection with the At-The-Market (ATM) program, the review of documents that may be filed with the SEC and the AMF, as well as costs and expenses associated with the audit engagement.l
Personnel expenses other than share-based compensation
The line item amounted to €21,708 thousand, €22,148 thousand and €21,906 thousand for the years ended December 31, 2023, 2024 and 2025 respectively. These items do not include personnel expenses relating to the Lumoxiti discontinued operation (see note 17). The Company had 177 full time equivalent employees as of December 31, 2024, compared to 163 full time equivalent employees as of December 31, 2025. The average headcount (full time equivalents) is 170 for the fiscal year 2025.
Depreciation and amortization
These expenses amounted to €(1.4) million and €(2.0) million for the years ended December 31, 2025 and 2024, respectively. The decrease in depreciation charges is mainly attributable to the aging of the asset base.
Cost of supplies and consumable materials
Cost of supplies and consumable materials consists mainly of the cost of procurement of the Company’s drug substance and/or drug product that is manufactured by third-parties. This line item amounts to €2,855 thousand €3,056 thousand and €2,751 thousand for the years ended December 31, 2023, 2024 and 2025, respectively.

15)Net financial income (loss)
Net financial income (loss) can be analyzed as follows:

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Interests and gains on financial assets	3,177	2,437	1,318
Unrealized gains on financials assets	1,648	1,983	749
Foreign exchange gains	2,109	1,658	5,883
Other financial income	—	—
Financial income	6,934	6,079	7,951
Foreign exchange losses	(1,195)	(3,409)	(2,680)
Unrealized losses on financial assets	—
Interest on financial liabilities	(640)	(566)	(440)
Other financial expenses	—	—
Financial expenses	(1,835)	(3,975)	(3,120)
Net financial income (loss)	5,099	2,104	4,831
For the financial years ended December 31, 2023, December 31, 2024 and 2025, the foreign exchange gains and losses mainly result from the variance of the exchange rate between the Euro and the U.S. dollar on U.S. dollars denominated collaboration liabilities, and cash and cash equivalent and financial assets accounts.
Unrealized losses on financial assets relate to unquoted instruments, the fair value of which is determined using level 2 measurements.
16)Income Tax
Due to the Company’s early stage of development, it is not probable that future taxable profit will be available against which the unused tax losses can be utilized. As a consequence, net deferred tax assets are not recognized.
Summary of related offset deferred tax :

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Deferred tax assets / Tax losses carryforwards	8,344	8,699	8,241
Deferred tax assets / Provision for defined benefit obligation	610	682	481
Deferred tax assets / Others	52	34	21
Deferred Tax assets	9,006	9,415	8,743
Deferred tax liabilities / Deferred revenue	8,233	8,754	8,189
Deferred tax liabilities / Lease contract (IFRS 16 application)	553	500	443
Deferred tax assets / Tax amortization	220	154	111
Deferred tax liabilities / Other	—	7	—
Deferred Tax liabilities	9,006	9,415	8,743
As of December 31, 2025, the accumulated tax losses carryforwards of Innate Pharma SA were €592,434 thousand with no expiration date (€483,570 and €536,759 thousand as of December 31, 2023 and 2024).
As of December 31, 2025, the accumulated tax losses carryforwards of Innate Pharma Inc. was €14,821 thousand, or $17,415 thousand, (€15,181 thousand, or $16,775 thousand and €16,427 thousand, or $17,066 thousand as of December 31, 2023 and 2024, respectively), with a 20-year period expiration.

Accordingly, net deferred tax assets not recognized are :

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Deferred tax assets / Tax losses carryforwards - France	112,549	125,491	139,867
Deferred tax assets / Tax losses carry forwards - US	2,773	2,781	2,781
Deferred Tax assets / Tax losses carryforwards	115,322	128,272	142,649

Tax rate reconciliation

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Net income (loss) before tax	(7,570)	(49,471)	(49,177)
Statutory tax rate	25.00%	25.00%	25.00%
Income tax benefit / (expense) calculated at statutory tax rate	1,891	12,368	12,294
Increase / (decrease) in income tax benefit / (expenses) arising from:
Differences in tax rates	—	—	—
Research tax credit	2,457	1,872	1,551
Provision for defined benefit obligations	27	(72)	202
Share-based compensation	(1,064)	(986)	(642)
Revenue from collaboration agreements	1,095	(296)	864
Non-recognition of deferred tax assets related to tax losses and temporary differences	(4,501)	(13,340)	(13,996)
Carry-back	—	—	—
Impact linked to intra-group merger operations	—	—	—
Impact linked to the exercise of a real estate leasing option	—	—	—
Others differences	94	454	(274)
Income tax benefit / (expense) (a)	—	—	—
Effective tax rate	%	%	%
Deferred tax income / (loss) (b)	—	—	—
Income tax benefit / (expense) (a) + (b)	—	—	—

17)Commitments, contigencies and litigations
Commitments
The Company has identified the following off-balance sheet commitments as of December 31, 2025:
•non-cancellable purchase commitments as of December 31, 2025 for a total of €4,994 thousand with various suppliers notably contract research organizations (CRO) or contract manufacturing organizations (CMO). These commitments are comprised of non-cancellable purchase orders for the supply of various services in relation with preclinical work for an amount of €1,879 thousand and clinical work for an amount of €3,115 thousand. The execution and billing of these has not yet started as of December 31, 2025;

•On July 3, 2017, Innate Pharma borrowed from the bank Société Générale in order to finance the construction of its future headquarters. As security for the loan, Innate pledged collateral in the form of financial instruments held at Société Générale amounting to €15.2 million. The security interest on the pledged financial instruments will be released in accordance with the following schedule: €4,200 thousand in July 2024, €5,000 thousand in August 2027 and €6,000 thousand in August 2031. Furthermore, under the loan, Innate is subject to a covenant that its total cash, cash equivalents and current and non-current financial assets as of each fiscal year end will be at least equal to the amount of outstanding principal under the loan. As of December 31, 2025, the remaining capital of this loan amounted to €7,634 thousand. As expected, €4,200 thousand was released on July 2024. The Company was in compliance with this covenant as of December 31, 2025;
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
Provisions
Provisions amounted to €774 thousand, €481 thousand and €3,811 thousand as of December 31, 2023, 2024 and 2025, respectively.
As of December 2025, these provisions mainly include a provision for restructuring of €2,889 thousand. On September 17, 2025, the company announced a restructuring of its organization in connection with the strategic decision to focus its investments on what it considers to be its highest-value clinical assets, IPH4502, lacutamab, and monalizumab. The plan was approved by the DREETS (Regional Direction for Employment, Labor, and Social Action) in December 2025 and will be implemented in the first quarter of 2026. A provision has therefore been set aside. It includes payment commitments to employees and the costs of accompanying measures,
As of December 31,2025, provisions also includes provision for employer contribution in respect of the grants of employee equity instruments for an amount of €550 thousand (€394 thousand in 2024 and €566 thousand in 2023)
In accordance with IFRS 2, when a Company decides to provide its employees with shares bought back on the market, a provision has to be recognized upon the decision to allocate free shares that are spread over the vesting period when the plan conditions actions for employees when they join the Company at the end of the plan.

18)Related party transactions
Members of the Executive Board and Leadership Team
For each of the periods presented, the following compensation was granted to the members of the Leadership Team of the Company and were recognized as expense:

	Year ended December 31,
(in thousands of euro)	2023	2024	2025
Personnel expenses and other short-term employee benefits	2,856	3,835	3,490
Extra pension benefits	33	166	(37)
Share-based compensation	2,081	2,302	925
Advisory fees	471	—	—
Executive Committee & Board members compensation	5,441	6,303	4,377
During fiscal year 2025, the Company's governance structure changed from a public limited company with an executive board and supervisory board to a public limited company with a board of directors. The roles of Chairman and Chief Executive Officer were separated.
two members of the Supervisory Board were not appointed to the Board of Directors. In addition, two new members were appointed, bringing the number of directors to eight, as in the previous fiscal year.
Calculation of share-based compensation is detailed in Note 11.b.
Members of the Supervisory Board and Board of Directors
The Company recognized a provision of €547 thousand for attendance fees (jetons de presence) relating to the year ended December 31, 2025 which should be paid in 2026. This amount includes the compensation for the Chairman of the Supervisory Board. The company recognized a provision of €353 thousand and €310 thousand as of December 31, 2023 and 2024, respectively.
Related parties
Novo Nordisk A/S is a shareholder and has entered into three licensing agreements with the Company for the drug candidates lirilumab, monalizumab and avdoralimab. Under the terms of the agreements, the Company will pay milestones and royalties on sales of these drug candidates.
At December 31, 2025, 2024 and 2023, respectively, the Company had no recognised debt to Novo Nordisk A/S.
AstraZeneca is a shareholder and is related to the Company through several collaboration and option licensing or license agreements for different drug candidates (monalizumab, avdoralimab, IPH5201). The payments between the two companies as well as the liabilities and receivables as of December 31, 2025 are as follows:

	As of December 31, 2025
(in thousands of euros)	Payments	Upcoming payments
Collection (AstraZeneca towards the Company) / Receivables	2,003	565
Payments (the Company towards AstraZeneca) / Liabilities	(4,978)	(1,568)
Total	(2,975)	(1,003)
Sanofi invested €15.0 million in capital on April 23, 2025, representing 9.05% of total shares. Sanofi is related to the company through two collaboration agreements. With the exception of the capital investment, the company had no financial transactions during the 2025 financial year.
Other balance sheet items relating to related parties are disclosed in Note 13.

Subsidiaries
The business relationships between the Company and its subsidiary Innate Pharma Inc are governed by intra-group agreements, conducted at standard conditions similar to arm’s length basis.

19)Income (loss) per share
Basic income (loss) per share
Basic income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period.

	Year ended December 31.
(in thousands of euro, except for data share)	2023	2024	2025
Net income (loss)	(7,570)	(49,471)	(49,177)
Weighted average number of ordinary shares in circulation	80,453,282	81,051,798	89,591,001
Basic income (loss) per share (€ per share)	(0.09)	(0.61)	(0.55)
The instruments that entitle their holders to a portion of the share capital on a deferred basis (BSAs, BSAAR, AGAs and AGAPs) are considered to be anti-dilutive (5,145,914 instruments in 2023, 5,959,104 instruments in 2024 and 3,479,983 instruments in 2025). These instruments are presented in detail in Note 11.
Diluted income (loss) per share
Diluted income (loss) per share is calculated by dividing the net income (loss) attributable to equity holders of the Company by the weighted average number of ordinary shares in circulation during the corresponding period, increased by all dilutive potential ordinary shares.

	Year ended December 31,
(in thousands of euro, except for data share)	2023	2024	2025
Net income (loss)	(7,570)	(49,471)	(49,177)
Weighted average number of ordinary shares in circulation	80,453,282	81,051,798	89,591,001
Adjustment for share instruments	—	—	—
Diluted income (loss) per share (€ per share)	(0.09)	(0.61)	(0.55)

20)Events after the reporting date

Not applicable.

117 avenue de Luminy 13009 Marseille - France
www.innate-pharma.com